Form 20-F
period 2011-12-31
AVG Technologies N.V.
filed 2012-04-26
CIK 1528903

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report …………………………….

For the transition period from                      to

Commission file number 001-35408

AVG TECHNOLOGIES N.V.

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Gatwickstraat 9-39, 1043 GL Amsterdam, The Netherlands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value €0.01 per share	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of each class	Number of shares outstanding
Class A Shares	16,200,000
Class B Shares	12,600,000
Class D Preferred Shares	12,000,000
Class E Shares	7,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes    ☒  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☐  Yes    ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) (or for such shorter period that the Registrant was required to file such reports).     ☒   Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.     ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

The registrant is an “emerging growth company” that has not elected to take advantage of the extended transition period provided in section 13(a) of the Exchange Act for complying with new or revised accounting standards.

i

INTRODUCTION

This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results as a result of factors such as those set forth in “Item 3. Key Information—D. Risk factors” and “Item 5. Operating and Financial Review and Prospects—G. Safe harbor.”

The financial information included in this annual report is based on U.S. GAAP, unless otherwise indicated.

In presenting and discussing our financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation or as alternatives to the equivalent U.S. GAAP measures and should be used in conjunction with the most directly comparable U.S. GAAP measures. A discussion of non-U.S. GAAP measures included in this annual report and a reconciliation of such measures to the most directly comparable U.S. GAAP measures are contained in this annual report under “Item 5. Operating and Financial Review and Prospects—A. Operating results—Non-U.S. GAAP Measures.”

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “AVG” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to AVG Technologies N.V. and its subsidiaries, or if before November 25, 2011, to our predecessor company and former wholly owned subsidiary AVG Technologies N.V. and its subsidiaries. See “Item 4. Information on the Company—A. History and development of the company.” AVG®, LinkScanner®, TuneUp and our logo are our key brands, and are variously registered in several jurisdictions. This annual report contains references to these and others of our marks and those of other entities and these references may omit the ® or ™ symbols solely for convenience. Such references are not intended, however, to imply that we will not enforce our rights in any of our marks to the fullest extent permitted by law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following consolidated statement of comprehensive income data for 2007 and consolidated balance sheet data as of December 31, 2007 and 2008 from our unaudited consolidated financial statements not included in this annual report, the following consolidated statement of comprehensive income data for 2008 and consolidated balance sheet data as of December 31, 2009 from our audited consolidated financial statements not included in this annual report and consolidated statement of comprehensive income data for 2009, 2010 and 2011 and consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this annual report. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects.” Our reporting currency is the U.S. dollar. Our historical results are not necessarily indicative of our results to be expected in any future period. We have prepared the financial statements included in this annual report in accordance with U.S. GAAP.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except for share data and per share data)
	(unaudited)
Statement of Comprehensive Income Data and Other Operating Metrics:
Revenue:
Subscription	$52,010	$104,762	$151,365	$166,904	$175,654
Platform-derived	—	9,079	30,603	50,314	96,738
Total revenue	52,010	113,841	181,968	217,218	272,392

Cost of revenue:(1)
Subscription	14,611	24,458	30,112	26,686	23,374
Platform-derived	—	—	1,308	2,293	7,849
Total cost of revenue	14,611	24,458	31,420	28,979	31,223

Gross profit	37,399	89,383	150,548	188,239	241,169

Operating expenses:(1)
Sales and marketing	17,826	26,963	45,988	58,562	76,933
Research and development	6,190	13,725	19,533	23,364	35,008
General and administrative	9,763	18,997	24,404	40,683	60,710

Total operating expenses	33,779	59,685	89,925	122,609	172,651
Operating income	3,620	29,698	60,623	65,630	68,518
Other income (expense), net	(1,363)	1,313	(1,600)	1,722	(17,104)

Income (loss) before income taxes and loss from investment in equity affiliate	2,257	31,011	59,023	67,352	51,414
Benefit (provision) for income taxes	(506)	(1,643)	(6,538)	(9,394)	49,260
Loss from investment in equity affiliate	—	—	—	(46)	(242)

Net income (loss)	1,751	29,368	52,485	57,912	100,432
Preferred share dividends	—	—	(1,802)	(7,210)	(7,208)
Distributed and undistributed earnings to participating securities	—	—	—	(12,676)	(27,513)

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except for share data and per share data)
	(unaudited)
Net income available to ordinary shareholders—basic(2)	$1,751	$29,368	$50,683	$38,026	$65,711

Earnings per ordinary share—basic(2)(3)	$0.04	$0.65	$1.19	$1.06	$1.83

Earnings per ordinary share—diluted(2)(3)	$0.04	$0.62	$1.09	$0.99	$1.69

Weighted-average ordinary shares outstanding—basic(2)(3)	45,000,000	45,000,000	42,750,000	36,000,000	36,000,000
Weighted-average ordinary shares outstanding—diluted(2)(3)	46,489,256	47,423,334	48,155,490	38,585,664	38,974,953

(1)	We have recognized employee share-based compensation in the consolidated statements of comprehensive income for the periods indicated as follows:

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Cost of revenue	$178	$61	$21
Sales and marketing	2,520	2,049	949
Research and development	1,108	1,008	1,116
General and administrative	4,483	3,655	4,310

Total share based compensation expense	$8,289	$6,773	$6,396

(2)	During the 2011 fiscal year the Company had 12 million Class D preferred shares which were entitled to a preference dividend of approximately $1.8 million per calendar quarter, as well as their pro rata amount of net income assuming distribution to each separate class of shareholder. These shares were excluded from calculations of net income available to ordinary shareholders—basic. At the time of the initial public offering, or IPO, these shares converted to ordinary shares on a 1 for 1 basis, and preference dividends are no longer payable.
(3)	The shares issued in March 2009, which had the effect of a 10 for 1 share split, are considered as outstanding for purposes of calculating earnings per ordinary share and weighted-average ordinary shares outstanding in 2007 and 2008, as this issuance of shares was in substance a recapitalization of our share capital.

Other operating metrics:

	As of December 31,
	2007	2008	2009	2010	2011
	(unaudited)
Cash dividends declared per ordinary share(1)	$0.23	$0.44	$3.28	$0.83	$4.53
Cash dividends declared per preferred share	—	—	—	$1.43	$5.13

(1)	The shares issued in March 2009, which had the effect of a 10 for 1 share split, are considered as outstanding for purposes of calculating cash dividends declared per ordinary share in 2007 and 2008, as this issuance of shares was in substance a recapitalization of our share capital.

	For the year ended or as of December 31,
	2009	2010	2011
Adjusted net income(1) (unaudited, in thousands)	$62,796	$66,246	$56,508

Net cash provided by operating activities (in thousands)	$79,483	$87,911	$82,911

Net cash used in investing activities (in thousands)	$(19,157)	$(15,340)	$(69,544)

Net cash used in financing activities (in thousands)	$(71,702)	$(54,367)	$(15,329)

Free cash flow(2) (unaudited, in thousands)	$72,680	$76,196	$89,558

Active users(3) (unaudited, in millions)	99	98	108

Subscription users(4) (unaudited, in millions)	10	12	15

Revenue per average active user(5) (unaudited)	$2.00	$2.21	$2.65

(1)	Adjusted net income is defined as net income for the period, adding back: share-based payments; acquisition-related intangible asset amortization expense; settlement of pre-existing relationships with a reseller on acquisition in 2011; and benefit (provision) for income taxes and deducting from adjusted profit before taxes the impact of a normalized tax rate of 14% in 2010 and 2011 and a blended rate of 11.1% in 2009 based on the effective tax rates of the relevant jurisdictions for the applicable adjustments. For a reconciliation of adjusted net income to net income, the most comparable U.S. GAAP measure, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Non-U.S. GAAP Measures—Adjusted net income.”
(2)	Free cash flow is defined as net cash provided by operating activities less capital expenditures (which we define as being made up of payments for property and equipment and intangible assets) less interest income (expense), net (which includes amortization of financing costs and loan discount) and in 2011 adding an adjustment net of taxes for the settlement of pre-existing relationships as a result of the acquisition of a reseller. For a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP financial measure, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Non-U.S. GAAP Measures—Free cash flow.”
(3)	Active users are those who (i) have downloaded and installed our free software on a PC or mobile device and have connected to our server twice in the preceding 30-day period or (ii) have a valid subscription license for our software. For further detail on our definition and counting of active users, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Key Metrics—Active and subscription users.”
(4)	Subscription users are a subset of active users who subscribe to one or more of our premium products. Payments from subscription users make up the substantial majority of subscription revenue. For further detail on our definition and counting of subscription users, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Key Metrics—Active and subscription users.”
(5)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands)
	(unaudited)	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$23,623	$58,585	$47,711	$63,146	$60,740
Working capital (deficit)	(26,581)	(13,933)	(41,804)	(34,234)	(100,871)
Goodwill and other intangible assets, net	23,242	21,970	40,711	42,213	106,402
Total assets	68,202	120,020	143,787	175,957	311,635
Deferred revenue, current	51,003	84,324	101,147	107,214	120,269
Deferred revenue, less current portion	17,401	20,321	27,925	28,213	30,839
Debt	—	806	1,072	1,050	225,440
Total liabilities	83,443	124,450	159,518	176,717	441,960
Net assets (liabilities)	(15,421)	(4,430)	(15,731)	(760)	(130,325)
Class D preferred shares(1)	—	—	191,954	191,954	191,954
Total shareholders’ deficit(1)	(15,241)	(4,430)	(207,685)	(192,714)	(322,279)

(1)	In connection with the initial investment in us in October 2009 by TA Coöperatief (which subsequently transferred such investment to TA Sárl), we amended our articles of association and converted 5,850,000 outstanding Class A ordinary shares and 3,150,000 outstanding Class B ordinary shares into an aggregate of 9,000,000 Class D preferred shares, which our shareholders then sold to TA Coöperatief. At the same time we also issued 3,000,000 Class D preferred shares to TA Coöperatief for $47.8 million, net of issuance costs. We recorded a distribution in excess of capital in shareholders’ equity (deficit) of $144.1 million in connection with the conversion into 9,000,000 Class D preferred shares of ordinary shares and the issuance of 3,000,000 Class D preferred shares to TA Coöperatief.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this annual report before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ordinary shares could decline.

This annual report also contains forward-looking statements that involve risks and uncertainties. See “Item 5. Operating and Financial Review and Prospects—G. Safe Harbor.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Relating to Our Business and Our Industry

Our business model is evolving and we may be unable to increase or monetize our active user base sufficiently to increase or maintain our profitability.

Our business model has evolved in recent years toward seeking to increase and monetize all of our active user base through a variety of means rather than drawing revenue primarily from users purchasing subscriptions to our premium products and online services. To expand our user base, we have added and plan to continue to add new products and online services to our product portfolio, broadening our focus beyond security solutions and increasing our support for mobile computing devices. The evolution of our business model is ongoing and may depart further from the subscription-based model we used for much of our operating history.

We may be unsuccessful in executing our new business model of adding compelling new products and online services and monetizing all of our active user base. Our primary means of monetizing our active user base has been our dynamic secure search solution under, until November 2010, our search agreement with Yahoo! and, since its implementation in November 2010, our search agreement with Google. These search agreements have provided us with a significant revenue stream. We have also generated revenue from the sale of threat-analysis data derived from online search activity. Our new products and online services, in addition to helping to expand our user base, have generated revenue more directly via the sale of backup recovery CDs, online backup space and extended download files for data recovery. If we cannot find additional methods of monetizing our active user base and additional products and online services that users find compelling, we will not be able to continue our recent growth and increase our revenue, margins and profitability. If our new methods of monetizing our active user base or our new products and online services cannot be sustained, our revenue, margins and profitability could recede toward those we had with our previous, subscription-based model.

We must maintain our relationships with our existing users and attract new users if we are to continue to expand and improve the quality of our user base, which we may be unable to do.

A significant portion of our users stop using our products in any given period because the cost of switching to the products and online services of competitors on existing hardware is minimal and because competitors’ products are often preinstalled on new hardware purchased by our users, among other reasons. For example, in the security software market, about 95% of new desktop computers have one of our competitors’ security products preinstalled. To continue to expand our user base, we must retain our existing users to the extent possible and continuously attract new users, both to replace the many users who exit our user base and to expand that base. Any failure to continue to expand our user base could have a material adverse effect on our business, operating results and financial condition.

In addition, our ability to monetize our active user base varies depending on many characteristics of those users, including level of engagement with our products, amount and nature of Internet and computing activities, geographic location and income level. If we are unable to retain and recruit users whose characteristics contribute to a user base with optimum potential for monetization, our business, operating results and financial condition could suffer materially. The significant turnover in our user base also limits our ability to predict our revenue and cash flows for future periods, making it more difficult for us to manage our business.

Our search-traffic program is crucial to our effort to monetize more of our active user base and this program is vulnerable to technological change, including the rise of mobile computing, and our reliance on one search provider.

Our most successful program to monetize all of our active user base has been our dynamic secure search solution, including our browser toolbar, which gives our users a convenient way to access a search engine at any time and to be secure that the sites that are the results of the search will not infect or damage their computers. Search engine companies pay us for the search queries we steer to them via our dynamic secure search solution. If software companies that provide Internet browsers prevent the addition of our toolbar, either directly by limiting space for toolbars in the browser interface or indirectly by restricting access to software code, our ability to monetize all of our active user base will be adversely affected. The rise of mobile computing makes this risk more acute as most mobile devices have smaller screens than desktop and laptop computers and software developed for these devices may not as readily accommodate additional toolbars as software developed for desktop and laptop computers. We have not yet begun distributing our toolbar with software designed specifically for mobile devices but intend to do so in future, as mobile represents a small but expanding proportion of the total search market. In addition, we currently expect that revenue per active mobile user will be lower than revenue from traditional active users. As such, there can be no assurance that revenue from our dynamic secure search solution or other similar solutions we may develop will grow in line with our expectations, or that we will be able to maintain or expand our current and future platform-derived agreements or enter into additional agreements to generate platform-derived revenue. The failure of these markets to continue to grow would have an adverse effect on our results of operations.

For the majority of platform-derived revenue from our dynamic secure search, we have relied upon agreements with one search engine company at a time, previously Yahoo! and now Google, to generate revenue from our dynamic secure search solution. Our revenue generated by Google accounted for 28% of our total revenue in 2011. Under our previous Yahoo! contract there was a transition period, ending in May 2011, during which users of our Yahoo! sourced search could continue to use Yahoo! sourced search through our toolbar, thereby still generating revenue under our Yahoo! contract, until they chose to switch to our Google sourced search. Revenue generated by Yahoo! sourced search accounted for 6% of our revenue in 2011. We have revenue concentration risk as we rely on our contractual arrangement with Google for a significant portion of our revenue and we cannot guarantee that the revenue generated from the Google sourced search agreement will continue. Furthermore, in most jurisdictions we may only use Google as our search service provider. Google pays us a percentage of any search revenue generated by Google whenever a user clicks on an ad (also called a sponsored link) served by Google and hosted on one of AVG’s search domains. Our users can click on such ads via the toolbar, default search, address bar search or the AVG search homepage. Any decline in the popularity of our products or Google’s search engine among users could result in a decrease in revenue under this agreement. Google can also unilaterally make changes to its policies and guidelines, which primarily concern the operations and technology of its search services. These changes could require us to modify or suspend certain of our activities relating to our toolbar, which could be costly for us to implement or lead to a reduction in the number of our toolbar users. We need Google’s permission to use the toolbar in a form other than that previously approved in connection with our initial contract with Google, which, if Google did not grant such permission, could adversely impact our ability to generate revenue by preventing us from using the toolbar as we otherwise could. In addition, Google may terminate this agreement if the advertisement revenue generated through our dynamic secure search solution falls below a certain amount for a period of three months and has other customary termination rights under the agreement, including upon a change of control. The agreement expires on September 30, 2012, and Google is under no obligation to renew this agreement. If, upon the termination or expiration of our agreement with Google, we fail to enter into a new agreement with Google or a similar search provider on substantially the same or more favorable terms, our revenue would significantly decrease.

If we are unable to maintain and enhance our brand, our business and operating results may be harmed.

We believe that maintaining and enhancing our brand identity is critical to our business. The successful promotion of our brand will depend largely upon our marketing and public relations efforts, the quality of our Internet security solutions and our ability to differentiate ourselves from our competitors. The promotion of our brand may require us to make substantial expenditures, which will likely increase as our market becomes more competitive and as we expand into new markets. If we are not successful at maintaining and enhancing our brand, our ability to attract new users would be adversely affected and we could lose users, third-party distributors and resellers.

Our business depends on our brand recognition and the failure to maintain or enhance our brand image could adversely affect our business and market position. In particular, we rely on our active users as primary drivers of our user-driven marketing strategy and any negative change to the perception of our brand among our active users could have a material adverse effect on our business.

In addition, independent industry analysts often provide reviews of our solutions, as well as those of our competitors. Perception of our products in the marketplace may be significantly influenced by these reviews. Our brand could be harmed if industry analysts provide negative reviews of our security software solutions or our company. Furthermore, we depend upon certain third-party distributors of our solutions and actions by those third parties could have a negative effect on our brand.

We are subject to fluctuations in demand for our products and online services as a result of numerous factors, most of which are beyond our control.

Demand for our products and online services fluctuates from period to period due to factors such as general economic conditions, competition, product obsolescence, technological change, shifts in buying patterns, financial and business conditions of our current and potential customers and levels of Internet usage. There are also particular factors driving demand for each of our specific products and online services. For instance, demand for our Internet security solutions among our targeted customer base of small businesses and consumers is driven by our small business customers’ need for protection of business-critical data, consumers’ need for protection of their own personal data, potential users’ awareness of Internet security threats (including cybercrime) generally, the perceived potential damage caused by information loss and other factors. Most of these factors are beyond our control. A change in the factors driving demand for our products and online services generally or for particular products and online services could adversely affect our revenue, cash flows, financial condition and results of operations.

Any failure or perceived failure to anticipate, prepare for and respond promptly to technological developments and the changing nature of online security threats could harm our competitive position and business prospects.

The needs of our customers and the threats they face evolve constantly. For example, in the endpoint security market, hackers and cybercriminals continuously develop and employ increasingly sophisticated techniques to penetrate systems and networks and access information. Although the market expects timely introduction of software solutions to respond to new threats, the development of these solutions can be challenging and time-consuming. We may experience delays in the introduction of new solutions, updates, enhancements and features. If we fail or are perceived to fail to respond to the rapidly changing needs of our users by developing and introducing on a timely basis Internet security solutions that effectively protect against new security threats, our competitive position, reputation and business prospects could be harmed.

Similarly, the endpoint security market is dynamic, characterized by new technologies and access points to the Internet, which also require protection from hackers and cybercriminal attacks. Responding to the challenges posed by these new platforms and their corresponding new threats can be difficult and require significant reengineering of our software. We may therefore fail or be perceived to fail to provide solutions for these new technology platforms as threats to them arise, which could harm our competitive position, reputation and business prospects and would have an adverse effect on our business, financial condition and results of operations.

If our upgrades and new products and online services, whether acquired or internally developed, fail to achieve widespread market acceptance, our competitive position and business prospects will be harmed.

Our ability to attract new users and to maintain or increase revenue from existing users depends largely upon our ability to continue providing competitive new products and enhanced solutions that meet the changing needs of our target user base as these needs arise. We plan to continue to invest in acquisitions, research and development, marketing, promotion and sales of our products and online services, with new features, functionalities, enhancements and upgrades. Acquisition of new companies and products creates integration risk, while development of upgrades and new products and online services involves significant time, labor and expense and is subject to risks and challenges including management of the length of the development cycle, adaptation to evolving industry standards, entry into new markets, integration into our existing product line, regulatory compliance, evolution in sales methods and acquisition and maintenance of intellectual property rights. If we fail to launch these upgrades or new solutions on time, or they do not achieve widespread market acceptance, do not meet user expectations, do not operate in an efficient manner, otherwise create the perception of slow operating performance, or generate revenue that is not sufficient to recoup or justify the cost of development, our revenue, financial condition and results of operations may be adversely affected.

A significant percentage of our total revenue comes from purchases of subscriptions to our premium products, which must by their terms be renewed by our users to remain in force.

Historically, a significant majority of our active users have been users of our free products and online services. Our growth strategy is based in part on offering premium products on top of our core, free products. To the extent we are not able to convert these free users into subscription users, our ability to generate subscription revenue would be adversely affected.

We generally provide our premium Internet security solutions pursuant to one-year and two-year subscriptions, after which the relevant product or services either cease to operate or are no longer updated with the latest online threat information (rendering the product increasingly less useful as new threats emerge). In 2011, subscription revenue accounted for 64.5% of our total revenue. While we offer subscription users the option to renew their subscriptions, a significant portion of our subscription users choose not to do so. We have taken steps to increase our renewal rates by, for example, adding an auto-renew option on our premium products and online services, but there can be no assurance that these efforts will be successful in increasing our renewal rates. Approximately 43% of users purchasing a license online in 2011 opted for auto-renewal. The European Union is developing a new EU Consumer Rights Directive, however, that is scheduled to come into effect in 2013 that will restrict the use of auto-renewals if the directive is enacted in its current form. We may consequently be forced to reduce or eliminate our use of auto-renewals with subscription users in the European Union once these rules go into effect. Proposals to restrict auto-renewals are also under consideration in the United States. To the extent that we must reduce or eliminate use of auto-renewals in these or other markets, our renewal rates may fall, potentially reducing the number of our subscription users. As a consequence, the growth of our subscription revenue depends significantly on attracting new subscription users, and this dependence could increase due to regulations concerning auto-renewal that are outside of our control. Any failure to maintain or improve the renewal rates of our subscription users or to attract new subscription users could have a material adverse effect on our results of operations.

Furthermore, our ability to measure the conversion of free users into subscription users is limited as there are multiple upgrade paths to our premium products and online services, not all of which we are currently able to track or track accurately. If we are unable to effectively track changes in conversion rates, regardless of the reason for such changes, we may be unable to react to changing market dynamics, and this may negatively affect our growth and revenue. Uncertainty about the renewal rates of our subscription users also limits visibility with respect to future subscription revenue.

We operate in highly competitive markets and many of our competitors have significantly greater resources than we do.

The markets for the software solutions we offer are highly competitive and subject to rapid technological changes as customers’ needs and the threats they face evolve. We expect competition to increase in the future and we may not be able to compete successfully against current or potential competitors. In particular, some of our competitors may make acquisitions or enter into agreements or other strategic relationships to offer more comprehensive products and/or services, and new competitors may enter the market through acquisitions, agreements or strategic or other such relationships.

We and other vendors compete on price and functionality at different price points. Additional competition may cause increased pricing pressure, which could reduce our revenue per user. For example, in the endpoint security software market, while we have historically been able to reduce pricing pressure on our premium solutions and limit the decline in revenue per subscription user by releasing regular product enhancements, there can be no assurance that pricing pressure will not adversely affect our subscription revenue, which would have a material adverse effect on our business and results of operations. Similarly, across our markets, our competitors may offer free products perceived to be superior to our offerings, causing our free and/or subscription users to switch and shrinking our monetizeable user base.

Our main competitors fall into the following categories:

•	vendors with “freemium” pricing like our own, such as Avast!, Avira, PC Tools (which was acquired by Symantec), Carbonite and Dropbox;

•

traditional vendors such as McAfee (which was acquired by Intel Corporation), Symantec and Trend Micro (which primarily provide software solutions, including security software, for large enterprises) and Eset, Kaspersky Labs, Panda Software, Sophos, Rising, Kingsoft, Check Point and F-Secure (which offer more customized and segment-focused products);

•	vendors offering tune-up products, such as UniBlue; and

•

large corporations offering a wide variety of products, only a few of which compete with ours, such as Microsoft, Google, which recently introduced free security software solutions, Apple, which offers cloud-based data protection, Qihoo, Tencent and Facebook.

Many of these competitors have significantly greater brand name recognition and financial resources to devote to the development, promotion and sale of their products and/or services than we do. For example, Microsoft entered the endpoint security market through the introduction of Microsoft Security Essentials, a free Internet security product that has captured a significant share of the free endpoint security market. Similarly, Google, our primary provider for our search revenue stream, recently entered the security space by adding a malware alarm to its search engine results display and it may increase its security offerings in future. Further, smaller and/or more regionally focused vendors may be able to adapt more quickly to new or emerging technologies and changes in customer demand as recently evidenced by the rapid growth of Internet companies like Qihoo and Tencent.

Software vendors have begun to employ a “cloud-based” or software-as-a-service business model in which vendors host applications for use by customers over the Internet. This model may disrupt existing models like the model we employ for most of our products and online services, based on software downloaded from the Internet that resides on a user’s hard drive. Our competitors, including new cloud-based entrants or larger competitors with greater resources to shift to a new model, may have success with cloud-based provision of software, decreasing the demand for those of our products based on another model.

In the future, we may face competition from both emerging and established companies operating in our sector and in other areas of the IT business that may develop or acquire security software that they may offer as part of their broader product or service offerings and/or for free. Original equipment manufacturers, or OEMs, or operating system vendors may seek to include pre-installed, fully functional Internet security solutions with their core product offering. For example, Intel acquired McAfee, one of our leading competitors, and has indicated its intention to integrate McAfee’s security solutions into its hardware products, which may adversely affect sales of our aftermarket and/or standalone security solutions. Intel is one of the world’s largest semiconductor chip manufacturers and its investment division has been a shareholder in AVG since 2005. Intel’s shares are held through one of its indirect subsidiaries, Intel Capital (Cayman) Corporation, or Intel Capital, which held 11.9% of the issued share capital in AVG as of February 29, 2012. Intel receives information about us at the same time and in the same fashion as our other public shareholders. In addition, other competitors may leverage their greater resources to develop relationships with OEMs or operating system vendors, thereby diminishing demand for our products and adversely affecting our ability to acquire and retain customers.

Our failure to adequately protect our users’ personal information could have a material adverse effect on our business.

A wide variety of provincial, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement action, including fines, imprisonment of company officials and public censure, claims for damages by customers and other affected individuals, damage to reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have a material adverse effect on our operations, financial performance and prospects. Evolving and changing definitions of personal data and personal information, both within the European Union and elsewhere, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our solutions by current and future customers.

We are subject to privacy laws, which have become increasingly stringent.

We collect and process personal data (including email addresses, IP addresses, customer satisfaction data, physical names and addresses, customer service issues and website visits) as part of our business and part of our strategy for future growth involves greater interaction with our customer base. In addition, a majority of our online customers purchase our services online with a credit card. As a result, we must comply with strict data protection and privacy laws in the European Union, the United States and certain other jurisdictions where we operate, as well as data protection and documentation standards adopted by credit card issuers. Those laws and standards regulate and restrict our ability to collect and use personal information relating to customers and potential customers.

There have been significant developments in the laws and regulations concerning data protection and privacy, including in relation to the use of “cookies” and the solicitation, collection, processing or other use of personal data, including data relating to consumers. Furthermore, the proposed U.S. Do Not Track law would allow users to opt out of online monitoring and would thereby block even monitoring conducted with benign intent, such as monitoring to increase the efficacy of security software. Additionally, efforts in the United States to propose a “privacy bill of rights” could lead to legislation that would require us to adopt additional security measures or prevent us from retaining or using certain data. Such regulation could affect our ability to execute our strategy of building additional commercial partnerships, as the sharing of customer data needed to derive value from those partnerships may be prohibited by regulation. Any present or future laws which restrict the collection and use of personal data could have a material adverse effect on our business.

The requirements imposed by data protection laws and regulations can conflict with laws, and the demands of regulators and other governmental authorities, in foreign jurisdictions. For example, U.S. authorities can demand access to data that is accessible by our group companies that are located in the United States, pursuant to the USA PATRIOT Act. If any of that data includes personal data, it is possible that any such disclosure could cause us to breach data protection laws and regulations in one or more member states of the European Union.

Our data security defenses could be breached.

Notwithstanding our efforts to secure our IT, data security and other systems, we are exposed to the risk that this data could be wrongfully accessed or used, whether by employees, customers or other third parties, or otherwise lost or disclosed or processed in a manner that violates applicable data protection law and regulation. In certain jurisdictions where we operate, we are under an affirmative legal obligation to notify the appropriate government authorities or data subjects in circumstances where personal data may have been wrongly accessed or used, or otherwise lost or disclosed. Efforts to mitigate and comply with such laws, and even the perception of a data security breach, increase the risk that such incidents will lead to sanctions (including fines and other penalties), claims by data subjects and disclosure leading to public knowledge of the breach, potentially causing reputational damage to our business.

Regulation of the Internet and the lack of certainty regarding application of existing laws to the Internet could substantially harm our operating results and business.

We are subject to laws and regulations applicable to doing business on the Internet. It is often not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet as these laws have in some cases failed to keep pace with technological change. Recently enacted laws governing the Internet could also impact our business. For instance, existing and future regulations on taxing Internet use or restricting the exchange of information over the Internet could result in reduced growth or a decline in the use of the Internet and could diminish the viability of our services. In particular, the European Union has approved rules that will come into effect in 2013, and the United States is considering similar proposals, to restrict the use of automatic renewals, which may reduce the renewal rate of and subscription revenue for our premium products. Furthermore, it is possible that governments of one or more countries may censor, limit or block certain users’ access to our websites. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of certain data may have similar effects. Any such adverse legal or regulatory developments could substantially harm our operating results and our business.

We believe that we and our resellers have sold or provided our products to users in jurisdictions that are the subject of export controls and sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We believe that we may have inadvertently violated certain of these controls and sanctions in the past. We cannot currently assess the nature and extent of fines or other penalties, if any, that the Bureau of Industry and Security or other U.S. governmental agencies may impose against us or our employees for any such violations.

Sale of certain of our products into Cuba, Iran, North Korea, Sudan and Syria may be restricted or prohibited under U.S. export control laws and/or economic sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security, or BIS, and the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC. We have discovered that, from time to time, we have sold or provided free of charge through the Internet licenses to use our products to a small number of users (relative to our active and subscription user bases) in Cuba, Iran, North Korea, Sudan and Syria. In August 2011, we filed initial voluntary self-disclosures with OFAC and BIS relating to these transactions. We conducted an investigation to determine the scope of possible violations over the past five years of the export control laws and economic sanctions administered by BIS and OFAC. While we had and continue to have certain controls in place to prevent sale into, and have not actively marketed our products in, any of the jurisdictions that are the target of economic sanctions, we have determined that some sales took place to users in those jurisdictions resulting in revenue to us constituting less than one half of one percent of total paid license fee revenues over the past three years. We filed our supplemental report concerning the results of our investigation with OFAC and BIS in November 2011. In December 2011, we received a cautionary letter from OFAC indicating that it has closed its investigation without imposing any penalty and without a final agency determination on whether a violation has occurred. We cannot predict when BIS will complete its review and determination. We have implemented a remediation plan that includes having terminated access to licenses and blocked the transmission of updates and upgrades of our products to all users with a geographic internet protocol (GEOIP) address in Cuba, Iran, North Korea, Sudan or Syria. While there can be no assurance that future violations will not occur, the remedial measures we have implemented are designed to prevent future violations of regulations administered by OFAC and BIS. We will be required to spend a significant amount of time and monetary and managerial resources to address these issues, and we could experience a loss of users as a result of these issues. If we are found to be in violation of BIS regulations, we may face criminal and/or civil penalties and/or reputational harm, which could have a material adverse effect on our business and financial results.

Our future revenue depends on our ability to continue to market to new users, which we may not be able to accomplish on a cost-effective basis or at all.

We are dependent on the acquisition of new users, many of whom have not previously used products and online services such as those we provide. We rely and have relied on a variety of marketing methods to attract new users to our solutions, such as generating interest through our user base and social networking services to create a user-driven marketing effect, public relations campaigns around new product and service launches and Internet security threats and efforts to improve our positioning in response to online searches through search engine optimization, search engines and other online advertising. Our ability to attract new users depends on the perceived value of our products and online services versus that of the premium and free products and online services offered by our competitors. If our current marketing initiatives are not successful or become less effective, or if the cost of such initiatives were to significantly increase, we may not be able to attract new customers as efficiently and, as a result, our revenue and results of operations would be adversely affected.

We have historically relied heavily on user-driven marketing to attract new users to our solutions, although we expect to increase our spending on marketing in the future. If we are unable to maintain or increase the efficacy of our user-driven marketing strategy, or if our more costly marketing campaigns do not have the desired impact, we may be required to increase marketing expenses still further to compensate, which could have an adverse effect on our results of operations. We cannot assure our shareholders that we will be successful in maintaining or expanding our user base on a cost-effective basis or at all, and failure to do so would adversely affect our business, operating results and financial condition.

Our software solutions may contain undetected errors, defects or security vulnerabilities, which could cause harm to our reputation and adversely affect our business.

Our software is inherently complex and may contain material defects, errors or vulnerabilities that may cause it to fail to perform in accordance with user expectations. As may happen to any vendor of software, errors, failures and bugs may be found in some of our new offerings after initial distribution of those offerings, particularly given that end users may deploy our products in computing environments with operating systems, software and/or hardware different than those in which we test our products before release. The costs incurred in analyzing, correcting or eliminating any material defects or errors in our software may be substantial. Furthermore, we may not be able to correct any defects or errors or address vulnerabilities promptly, or at all, causing significant harm to our reputation and competitive position.

Any defects, errors or vulnerabilities may cause interruptions to the availability of our software and result in lost or delayed market acceptance and sales, or may require us to issue refunds to our customers. Security products are critical to the businesses of many of our customers, which may make them more sensitive to defects in our products than to defects in other types of software. We could face claims for product liability, tort, breach of warranty or damages caused by faulty installation of, or defects in, our products. In the event of claims, provisions in our contracts relating to warranty disclaimers and liability limitations may be unenforceable. Defending a lawsuit, regardless of its merit, could be costly and divert management attention. Defects, errors and vulnerabilities may also lead to loss of existing or potential customers, to diversion of development resources, or to increasing our services, warranty, product replacement and product liability insurance costs, and may damage our reputation. Our product liability insurance coverage may be inadequate or future coverage may be unavailable on acceptable terms or at all.

We have experienced rapid growth in recent years and we may not be able to sustain the same rate of growth or maintain our operating or profit margins going forward.

Our revenue has grown significantly in recent years, increasing by 25.4% in 2011 compared to 2010 and by 19.4% in 2010 compared to 2009. However, our operating income margins decreased by 16.7% in 2011 compared to 2010 and by 9.3% in 2010 compared to 2009, partially counteracting the effects of revenue growth on our profitability. We operate in a dynamic and changing market and investors should not rely on our historical results as an indication of our future operating performance. Further, as a result of the increased scale of our business, we believe that it is unlikely that we will be able to maintain the historical rate of growth of our revenue in future periods, and we cannot assure our shareholders that decreases in our operating margins will not continue.

We may not be able to manage our growth effectively, which could harm our business and operating results, and we may need to incur significant expenditure to address the additional operational requirements of our growth.

We have recently experienced a period of significant growth and expansion and we plan to pursue a strategy of continued growth, which has required and will continue to require substantial managerial and financial resources. Our current systems, procedures and staffing may not be adequate to support our future operations. To accommodate our recent and future growth, we must continue to expand our operational, engineering and financial systems and IT infrastructure, improve our accounting and other internal management procedures and systems and hire additional staff. In addition, our efforts to expand our business geographically include developing local language versions of our security software solutions, opening new offices and call centers, including centers to support our solutions in additional languages, hiring staff in new areas and adding additional functionality to our solutions. If we fail to manage our growth adequately, to adapt our operational, financial and management information systems and IT infrastructure, or to motivate or manage our employees effectively, the quality of our products and the management of our operations and costs would suffer, which could adversely affect our operating results. Furthermore, like many peer companies, we engage contractors as well as employees. There is some risk that relevant authorities, both in jurisdictions where we have well-established operations and those we have recently entered, could seek to reclassify our arrangements with certain contractors as employment relationships, with potentially adverse tax and regulatory consequences.

In addition, we regularly evaluate and, where appropriate, implement changes to, our internal control structure. Implementing any such changes to our internal control structure may divert management attention, entail substantial costs and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal control structure in line with the growth of the business, and any failure to maintain that adequacy, or consequent inability to produce financial statements or provide accurate data from which we derive our key metrics, or monitor business developments on a timely basis, could have a material adverse effect on our business.

If our revenue growth for any period falls short of our expectations, we may not be able to adjust our costs in a timely manner, which could reduce our profit margin in that period.

Although we base our planned operating expenses in part on our expectations of future revenue, a substantial portion of our expenses is fixed in the short term and cannot be reduced quickly if our future revenue falls short of expectations. Accordingly, if the rate of growth of our revenue in any period is significantly less than we anticipated, because either our user base is smaller, our subscription renewal rate is lower than expected or our efforts to monetize our active user base fall short, we may be unable to adjust our cost base proportionally on an accurate and timely basis, which would reduce our operating margin.

Our current operations are international in scope and we plan further geographic expansion, creating a variety of operational challenges.

Our offices, personnel and customers are dispersed around the world. We face difficulties including costs associated with developing software and providing support in many languages, varying seasonality patterns, potential adverse movement of currency exchange rates, longer payment cycles and difficulties in collecting accounts receivable in some countries, tariffs and trade barriers, a variety of regulatory or contractual limitations on our ability to operate, adverse tax events, reduced protection of intellectual property rights in some countries and a geographically and culturally diverse workforce and customer base. Failure to overcome any of these difficulties could negatively affect our results of operations. We intend to further expand our operations globally by initially seeking to expand our user base, developing a local version of our product, seeking to introduce localized services and finding a local distributor to manage the distribution of our premium solutions. If these efforts are unsuccessful in creating and expanding our global user base, or if our expansion increases the difficulties of running a global company, our results of operations could be harmed.

We may not be able to integrate businesses we have acquired or may in the future acquire and those acquisitions may fail to provide us with the benefits we anticipated.

We have acquired and made investments in other companies and services to expand our technology capabilities, our product breadth and functionalities, our user base and our geographical presence, and we intend to continue to make acquisitions and investments in the future. The integration of those businesses and their operations, technologies and products involves the incurrence of acquisition costs and may expose us to liabilities, including unanticipated liabilities and tax liabilities, operating difficulties and expenditures associated with the assimilation and retention of employees of the acquired business, acquisition legal contingencies, risks related to maintaining procedures, controls and quality standards and other risks and difficulties. We may not be able to achieve the anticipated benefits from any acquisition or investment and the consideration paid for an acquisition or investment may also affect our financial results. Such acquisitions and investments could divert management’s time and focus from operating our business and divert other resources needed in other parts of our business. The financing of acquisitions or investments in other companies may require us to use a substantial portion of our available cash, raise debt, which would increase our interest expense, or to issue shares or other rights to purchase shares, which may result in dilution to existing shareholders and decrease our earnings per share. Moreover, acquisitions may result in write-offs and restructuring charges as well as in creation of goodwill and other intangible assets that are subject to regular impairment testing, which could result in future impairment charges. All of these factors could adversely affect our business, results of operations and financial condition.

We are subject to fluctuations in our financial results, making it difficult to project future results.

A variety of factors cause volatility in our financial results, making any projections of future results uncertain. Such factors include but are not limited to fluctuations in demand for or pricing of our products, impacts of acquisitions, timing of product orders and payments, issues relating to alliances with third parties, product and geographic mix, timing of new products and customers, currency exchange fluctuations and potential accelerations of prepaid expenses and deferred costs.

Accurately measuring the number and retention of our active and subscription users is difficult and our failure to accurately measure the number and retention of our active and subscription users at any time will compromise our ability to monitor our key performance indicators, which in turn could adversely affect our ability to manage our business.

We measure the number of our active users as the number who (i) have downloaded and installed our free software on a PC or mobile device and have connected to our server twice in the preceding 30-day period or (ii) have a valid subscription license for our software. We measure the number of our subscription users as the number who have a valid subscription license for our software. We made a series of improvements to our tracking capabilities in 2009 and early 2010 in order to mitigate the double-counting arising from the previous system’s inability to distinguish active users who may have had multiple installations during the relevant period, but these improvements also render our active users metric from previous dates not directly comparable. We have continued to have difficulties measuring the number of our active users, in part due to system constraints during upgrade campaigns. For example, at times during the second half of 2009 and the first nine months of 2010, we experienced double-counting issues due to the launch of new products and related issues with service capacity caused by high download volumes. We have also continued to have difficulties measuring the number of our subscription users, as the variety of channels by which we sell licenses requires us to draw on disparate and variously-dated data sources and employ manual calculations in the measurement. For the periods prior to June 30, 2009, our active and subscription user measurements should be viewed as being indicative only and as management’s best estimate for the reasons noted above, as we have not been able to quantify the extent to which the figures may not be comparable and there is an inherent degree of uncertainty in these metrics. We will continue to attempt to improve the accuracy of our measurement of the numbers of our active and subscription users, but we cannot assure our shareholders that we will be successful in doing so. For example, we have made various adjustments to our counting methodology over time, including by changing the way users are recognized and counted during upgrade campaigns. While we believe these adjustments have improved the overall accuracy of our user numbers, we have still discovered some errors. As a result, we also recently introduced two new systems for counting user numbers. This project is ongoing, however, and will not be fully implemented until all users have migrated to the new version of our products. Once these counting systems are fully implemented, based on initial results, we expect that we will have greater confidence in the accuracy of our user counts, but these systems remain new and have not been tested over time, and there can be no assurance that they will meet our expectations. Our understanding and management of our business depends on accurate measures of the numbers of our active and subscription users and other key performance indicators derived from these metrics and our management decisions may be suboptimal if our measurements of these key metrics are inaccurate. Furthermore, if a significant understatement or overstatement of our active users or subscription users metrics were to occur, the market might perceive us to be underperforming or to have inadequate systems, which would adversely affect our share price.

We also face difficulties in quantifying user retention, both in terms of user churn and subscription renewal rates. This difficulty is in part due to our limited ability to track non-subscription users based on personally identifiable information. For instance, when a non-subscription user replaces a device on which he or she uses our products and services, this event typically registers as the loss of an existing user and the gain of a new one, causing no change to the size of our user base but inflating the level of apparent churn. We compile renewal rates for users of particular subscription products, but such rates only describe the activities of subscription users representing a small portion of our total active user base. Furthermore, we offer a variety of products and online services and do not have integrated methods of quantifying retention of our users across these products and services. This inability to quantify certain aspects of aggregate user behavior may adversely affect our business if we are unable to accurately monitor the results of our strategic decisions on pricing and product introduction and marketing. In particular, if we are unable to accurately assess and predict user behavior, our initiative to up-sell and cross-sell our expanding set of products and services to users across our platform may be harmed.

We depend on download sites and search engines to attract a significant percentage of our users and if those sites or search engines change their listings, increase their pricing or experience a material reduction in their online traffic, our ability to attract new users would be adversely affected.

Many of our users locate our products and online services and our website through download sites and search engines. In 2011, a significant number of new users of our endpoint security solution acquired that software through just one of the many download sites that features our products, CNET’s Download.com website. If any of our key download sites such as Download.com cease to feature or carry our solutions, fewer potential users may download our products, particularly our AVG Anti-Virus Free Edition. Search engines typically provide two types of search results—algorithmic and purchased listings—and we rely on both types. Algorithmic listings cannot be purchased and are determined and displayed based on criteria formulated by the relevant search engine. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If the search engines on which we rely for algorithmic listings modify their algorithms in a manner that reduces the prominence of our listings, fewer potential users may click through to our websites, requiring us to resort to more costly methods of attracting this traffic. Furthermore, the majority of our traffic from search engines came from a single source, Google. This traffic is unrelated to our agreement with Google to steer search queries to Google in connection with our dynamic secure search solution. The concentration of search traffic from a single search engine increases our vulnerability to potential algorithm modifications by that search engine. Any failure to replace the traffic to our website coming from search engines could reduce our revenue or require us to increase our customer acquisition expenditures.

Similarly, we have in the past and may in the future be the target of so-called “cybersquatters,” who seek to register Internet domain names that are confusingly similar to our own domains or marks. Although we have not suffered material losses due to cybersquatters to date, we nonetheless make diligent efforts to block their activities. Some cybersquatters have taken our free product and sold it to users, which could lead to confusion among our users and, ultimately, a loss of these users, which would reduce any platform revenue that we would have received from these users. In addition, although no cyber-squatting incidents have raised material security concerns relating to our business and products to date, there can be no guarantee that future cybersquatting incidents will not cause material losses or raise security concerns. If search engines rank cybersquatters’ imitation websites above our own sites, existing or potential customers may be misled, and this could harm our reputation, cost us consumer goodwill and negatively affect our operating results.

Adverse conditions in national and global economies or adverse information technology spending trends in the consumer and small business markets may adversely affect our business and financial results.

National and global economies have recently experienced a prolonged downturn and the future severity of adverse economic conditions and the length of time such conditions may persist is unknown. In particular, ongoing concerns about sovereign debt in both the European Union and the United States have increased economic uncertainty and raised the possibility of further disruption in the global capital markets. During challenging economic times, periods of high unemployment and in tight credit markets, many of our users may delay or reduce technology purchases. This is true of both consumers and small businesses, which we define as businesses with 100 seats or less, where a seat is an identified computer workstation, whether independent or part of a network. Such delays or reductions in purchasing could result in reductions in sales primarily of our online services, as well as our products, difficulties in collecting our accounts receivable, slower adoption of new technologies, lower renewal rates and increased price competition.

Other trends (whether the result of economic factors or otherwise), such as declines in the demand for PCs, servers and other computing devices, or softness in small business and consumer information technology spending, could have similar effects. The persistence of any of these conditions would likely harm our business, operating results, cash flows and financial condition.

In 2011, 60.0% of our total revenue was comprised of sales into the Americas. We are therefore exposed to conditions in the Americas and particularly in the United States, which accounted for 54.2% of our total revenue in 2011. Any continuation of or further deterioration in these conditions or a reduction in consumer or small business information technology spending for any reason could result in a downturn in sales of our premium software solutions, which, in turn, could have a material adverse effect on our growth, business, revenue and results of operations.

False detection of viruses or other security threats by our products and online services could adversely affect our business.

Some of our solutions identify threats by “behavioral monitoring,” which is a methodology that seeks to identify threats by their behavior rather than scanning for malicious code. There are inherent inaccuracies in the detection of threats based on behavioral monitoring and as a result, our anti-virus and other Internet security services may falsely indicate the presence of viruses and other threats that do not actually exist even when these programs are working correctly. These “false positives” may impair the perceived reliability of our services and may therefore harm our market reputation. Also, our anti-spam and anti-spyware services may falsely identify emails or programs as unwanted spam or potentially unwanted programs, or alternatively fail to properly identify unwanted emails or programs, particularly as spam emails or spyware are often designed to circumvent Internet security software. Parties whose emails or programs are blocked by our services may seek redress against us for labeling them as spammers or spyware, or for interfering with their business. In addition, false identification of emails or programs as unwanted spam or potentially unwanted software may reduce the popularity and adoption of our services. If our system restricts important files or applications based on falsely identifying them as malware or some other item that should be restricted, this could adversely affect customers’ systems and cause material system failures. Any such false identification of important files or applications could result in negative publicity, loss of customers and sales, increased costs to remediate and costly litigation.

Our software products and IT infrastructure may be subject to intentional disruption that could harm our reputation and future sales.

We have been the target of spam attacks on our email addresses and denial of service and other sophisticated attacks on our websites, mail system and firewalls. Although we believe we have sufficient controls in place to prevent intentional disruptions, we expect to be an ongoing target of attacks specifically designed to impede the performance of our products. Similarly, experienced computer programmers, including programmers on our staff, could attempt to penetrate our network security or the security of our solutions and misappropriate proprietary information or cause interruption of our services. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these attacks. In addition, hackers have created pirated versions of our software, malware that attacks our software after it has been downloaded onto customers’ computers and malware that deceptively assumes our brand name and imitates the interface of our software, encouraging our users and potential users to download it in place of our software. We may face legal liability, our activities could be adversely affected and our reputation, brand and future sales could be harmed if these intentionally disruptive efforts are or are perceived to be successful.

We may be required to expend significant resources both to protect us against system architecture and network failure and disruption and to enable us to grow our business.

Our web server content is stored in five separate data centers, which are located in Amsterdam, London, Toronto, Hong Kong and Brno (Czech Republic). Virus definition files are sent to Akamai Technologies GmbH, a software distributor, for distribution to our customers and backed up at our primary and secondary data centers, which are located at separate sites in Brno for redundancy purposes. At present, we have no written or formal business continuity plan with regard to our virus research specifically, or systems and system architectures in general. Furthermore, our systems are composed of various components which were not designed to interoperate with one another, potentially leading to significant system breakdowns. Although we believe we have the technical knowledge necessary to mitigate problems relating to our systems and system architecture, we may at any time be required to expend significant capital or other resources (including staff and management time and resources) to protect ourselves against network failure and disruption, including the replacement or upgrading of our existing business continuity systems, procedures and security measures. In addition, our evolving business model and growth plan will require expansion and upgrading of our systems to support additional users, localities, products and online services. These expansions and upgrades will likely consume significant capital and managerial resources.

If replacements, expansions, upgrades and/or other maintenance are not implemented successfully or completed efficiently, or there are operational failures, the quality of our product portfolio and service experienced by our users will be adversely affected. If, as a result, users were to reduce or stop their use of our Internet security solutions, this could have a material adverse effect on our operations, financial performance and prospects.

We may become subject to unanticipated tax liabilities that have a material adverse effect on us or our shareholders.

AVG Technologies N.V. is a company incorporated under the laws of the Netherlands and on this basis is subject to Netherlands tax laws as a Netherlands resident taxpayer. We believe that it is resident solely in the Netherlands for tax purposes and that we, and in certain cases, the holders of our shares, can rely on this position for purposes of the application of tax treaties concluded by the Netherlands with other jurisdictions. However, if our tax position were successfully challenged by applicable tax authorities, or if there were changes in the tax laws, tax treaties, or the interpretation or application thereof (which could in certain circumstances have retroactive effect) or in the manner in which we conduct our activities, AVG Technologies N.V. could be considered or may become a resident of a jurisdiction other than the Netherlands, which could subject us to unanticipated tax liabilities, possibly on a retroactive basis and holders of our shares could become subject to different tax treatment in respect of the acquisition, holding (including in respect of dividend payments on our shares), redemption or disposal of our shares.

Challenges by various tax authorities to our international structure may, if successful, increase our effective tax rate and adversely affect our earnings.

We are a Dutch public limited liability company holding subsidiaries that operate in multiple jurisdictions, including the United States, Czech Republic, Germany, Cyprus, United Kingdom, France and China. Our income taxes are based upon the applicable tax laws and tax rates in the Netherlands and such jurisdictions as well as upon our operating structures in these countries. We determine the amount of taxes we are required to pay based on our interpretation of the applicable laws and regulations in the jurisdictions in which we operate and our application of the general transfer pricing principles to our cross-border intercompany transactions. Many countries’ tax laws and international treaties impose taxation upon entities that conduct a trade or business or operate through a permanent establishment in those countries. However, these applicable laws and treaties are subject to interpretation. The tax authorities in these countries may contend that a greater portion of the income of the group should be subject to income or other tax in their respective jurisdictions. This may result in an increase to our effective tax rate and adversely affect our results of operations.

Changes in tax laws or in the channels in which we distribute our solutions may adversely affect our reported results.

Changes in tax laws, regulations, related interpretations and tax accounting standards in the United States, Czech Republic, Germany, Cyprus, United Kingdom, France, China, the Netherlands and other jurisdictions may result in a higher tax rate on our earnings, which may result in a significant negative impact on our earnings and cash flow from operations. Governments are increasingly considering tax law changes as a means to cover budgetary shortfalls resulting from the recent economic environment. If such proposals were enacted, or if modifications were made to certain existing tax treaties, or if tax authorities were to change their interpretations of such existing laws or treaties, the consequences may have a material adverse impact on us, including increasing our tax burden, increasing costs of our tax compliance or otherwise adversely affecting our financial condition, results of operations and cash flows. Moreover, tax audits may expose us to potential adverse tax consequences, including interest payments and potential penalties.

In addition, even if tax laws and regulations remain unchanged, a change in the channels in which we distribute our solutions could adversely affect our effective tax rate. For example, growth in retail “box-on-shelf” sales would subject us to additional income tax in the jurisdiction of the relevant selling entity, resulting in a higher portion of our income being subject to a higher tax rate. These events could increase our effective tax rate and therefore reduce our net profits.

Potential changes in the tax deductibility of interest in the Netherlands may adversely affect our financial position.

The Dutch government has approved new legislation limiting the deductibility of interest. The new law limits the interest deductions in respect of all loans used to acquire a Dutch target company which is either (1) included in a corporation tax consolidation (i.e. fiscal unity) with the acquirer or (2) merged with the acquirer. Interest expenses incurred on borrowings obtained to finance such acquisition structures would be deductible against the stand-alone taxable income of the acquirer only (i.e., in effect, the fiscal unity or legal merger is disregarded). A grandfathering applies for leveraged acquisitions that resulted in the inclusion of the Dutch target company in a fiscal unity or legal merger with the acquirer before November 15, 2011. The new legislation should not limit the tax deductibility of the interest payable by us under our current indebtedness. However, in certain circumstances if we were to incur new indebtedness, the new legislation would limit the tax deductibility of the interest payable by us in the future and could therefore have a material adverse effect on our financial condition and results of operation.

U.S. states may seek to impose state and local business taxes.

Even if AVG’s non-U.S. entities are not subject to U.S. federal income tax, those entities could still be liable for U.S. state and local business activity taxes based upon income or gross receipts. States generally impose business activity taxes on entities deriving revenue from customers located within the state, owning or leasing property in the state or employing personnel in the state. States are becoming increasingly aggressive in asserting nexus for business activity tax purposes. Therefore, in states where we have customers, employees, agents or any activity, state tax authorities may attempt to assert nexus. If, based on our sale of products or services in the state, a state tax authority asserts that our activities give rise to nexus, we could be subject to an increased state and local tax burden.

End-user taxation in our key sales jurisdictions could impact our revenues and a successful assertion that we should have been collecting (or collecting additional) sales tax or other transaction taxes on prior sales of products or services could result in substantial tax liabilities.

Point-of-sale taxation, including U.S. state and local sales/use taxes, of our products and of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet, may be imposed on our end users and/or on us. Increased taxation on our end users for the purchase or use of our products and online services could have a material impact on the purchasing decisions of our end users and adversely affect our revenues and could also increase our internal costs. If we do not collect reimbursement for such assessments from our customers, we would become liable for these taxes. In addition, a successful assertion by any state, local jurisdiction or country that we should have been collecting (or should have been collecting additional) sales or other transaction taxes on the sale of our products or services could result in substantial tax liabilities related to past sales.

Historically, we have taken the position that our sales of software delivered over the Internet are not subject to sales/use taxes in the states in the United States. This conclusion was based on one or both of the following propositions: (i) many states do not impose sales/use tax on electronic delivery of our products; and (ii) AVG Cyprus (and, subsequent to our internal reorganization, AVG Ecommerce) did not have a physical presence and did not have nexus in any state in the United States. However, it is possible that a state or local jurisdiction in which we do not charge and collect sales/use tax or other transaction taxes could assert that we should have previously been collecting such taxes in prior periods; if successful, such challenges could require us to pay substantial amounts of taxes, interest and penalties, which could have an adverse effect on our business.

In addition, national and local governments are facing deteriorating fiscal situations and tax authorities are currently reviewing the appropriate treatment of transactions and companies engaged in electronic commerce. New or revised tax laws and regulations are being passed that may subject us or our customers to additional sales, income and other taxes. In particular, there has recently been much activity and legislation as well as audits and court cases involving imposition of sales/use taxes on e-commerce transactions in several U.S. states.

For example, some states are adopting statutes (sometimes colloquially referred to as “Amazon Laws”) which attribute to out-of-state vendors the in-state physical presence of a referral source, and these laws may adversely affect our business. If the vendor compensates even unrelated parties for driving business to its website (i.e., by click-through) then, in some states, there is a rebuttable presumption the vendor has nexus, which enables the state to charge sales tax on the vendor’s transactions. We use referral sources which we compensate, and there is a risk that we will have to collect sales/use taxes or terminate our relationship with important referral sources, including those based in key states such as California and New York that have adopted these so-called “Amazon Laws.” In addition to click-through nexus statutes, some states have introduced extensive and onerous reporting requirements that are burdensome and costly and could affect our business. Although the constitutionality of these “click-through” statutes and reporting requirements is being challenged on various grounds, if these laws are upheld as constitutional, such a result likely would lead to more widespread adoption of similar legislation which could further negatively impact our business.

We rely on software licensed from third parties, including server software, and intellectual property rights associated with such software, that are required for the provision of our services. These licenses may be difficult to retain or the third-party software could cause errors or failures of our solutions.

We rely on software licensed from third parties to offer our services, including server software from Mailshell and Agnitum, and other patented third-party technology. In addition, we may need to obtain future licenses from third parties to use intellectual property rights associated with the development of our solutions, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any third-party software required for the development and maintenance of our solutions could result in delays in the provision of our solutions until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our solutions which could harm our business.

Some of our solutions contain “open source” software, which may pose increased risk to our proprietary software.

We may have in the past and could in the future combine our proprietary software with certain open source software in a certain manner, which could, under certain of the open source licenses, require us to release the source code of our proprietary software. In addition to risks related to license requirements, usage of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. We cannot be sure that all open source code is submitted by our developers to our internal review process for approval prior to its inclusion in our products. In addition, many of the risks associated with the usage of open source software may be difficult to eliminate and could, if not properly addressed, negatively affect our business.

We could be subject to claims for infringing third-party intellectual property rights, which could adversely affect our business.

Because of the nature of our business, including development and acquisition of intellectual property rights and the hiring of employees formerly employed by competitors, we may become subject to material claims of infringement by competitors and other third parties with respect to current and future software solutions, trademarks, licenses or other intellectual property rights. In addition, we license and utilize certain third-party “proprietary” and “open source” software as part of our solutions offering. If an author or another third party that distributes such third-party or open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, required to disclose and/or provide part of the source code of our proprietary software for no fee, enjoined from the sale of our services and required to comply with conditions that could disrupt the distribution and sale of some of our services.

To the extent that we gain greater visibility and market exposure as a public company, we may face a higher risk of being the subject of intellectual property rights infringement claims. Moreover, some of these claims may involve patent holding companies or other adverse patent owners who have no relevant product revenue of their own and against whom our own patent portfolio may therefore provide little or no deterrence. Any claims of infringement by a third party, even those without merit, could damage our reputation and the value of our brand, cause us to incur substantial defense costs and distract our management and employees from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent or limit us from offering our software. In addition, we might be required to seek a license for the use of the infringed intellectual property rights, which may not be available on commercially reasonable terms or at all. Alternatively, we might be required to develop non-infringing technology, which could require significant effort and expense and which might not be successful.

Third parties may also assert infringement claims relating to our software against our customers. Any of these claims might require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims. If any of these claims were to succeed, we might be forced to pay damages on behalf of our customers, which could adversely affect our business.

Protection of our intellectual property rights is currently limited and any misuse of our intellectual property rights by others could adversely affect our revenue and results of operations.

Proprietary technology used in our software is important to our success. To protect our intellectual property proprietary rights related to our software, product, services, solutions and development, we have to date focused primarily on copyrights, trademarks, trade secrets, confidentiality procedures and protections afforded by contractual provisions. For example, we have registered trademarks such as “AVG” and our logo in the United States, the European Union and in various countries throughout the world where we currently do business or are planning to do business.

Intellectual property rights laws and regulations are uncertain.

The protection from and enforcement of any intellectual property rights in the markets in which we operate are uncertain. The laws of countries in which we operate or intend to expand our operations, including China, may afford little or no protection to our copyrights, trade secrets and other intellectual property rights. While we monitor the use of and respect for our intellectual property rights, policing unauthorized use of our copyrighted and trade secret technologies and proving misappropriation of our technologies are difficult. In addition, certain of our licenses are “click-through” licenses or are unsigned, which may render them unenforceable under the laws of some jurisdictions. Furthermore, any changes in, or unexpected interpretations of, the copyright, trade secret and other intellectual property rights laws in any country in which we operate or intend to expand our operations may adversely affect our ability to enforce our copyright, trade secret and other intellectual property rights. Costly and time-consuming litigation could be necessary to enforce or defend our intellectual property rights and/or to determine the scope of our confidential information, intellectual property right and trade secret protection. If we are unable to protect our intellectual property rights or if third parties independently develop similar technologies to ours or otherwise gain legal access to our or similar technologies, our competitive position and brand recognition could suffer and our revenue, financial condition and results of operations could be adversely affected.

Protection of trade secrets is limited.

We seek to protect our software, trade secrets and proprietary information, in part, by generally requiring our employees and consultant contractors to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by or providing consulting services to us. We also enter into non-disclosure agreements with our distributors, resellers and other business partners to protect our confidential and proprietary information. There can be no assurance that our confidentiality agreements with our employees and third parties will not be breached, that we will be able effectively to enforce these agreements or to have adequate remedies for any breach or that our trade secrets and other proprietary information will not be disclosed or otherwise cease to be protected. Accordingly, despite our efforts, we may be unable to prevent third parties infringing or misappropriating our intellectual property rights and using our technology for their competitive advantage. Any such infringement or misappropriation could have an adverse effect on our business, results of operations and financial condition.

We may encounter difficulties and uncertainties in obtaining patents.

Currently we have several patent applications pending in various jurisdictions, including the United States, the European Patent Organization, Canada and Russia, and filed under the Patent Cooperation Treaty. For example, to date we have applied for patent protection for our LinkScanner technology, as well as our software for detection of harmful software, code analyses and removal of harmful software. We do not know whether any pending patent applications we have filed or will file in the future will result in the issuance of patents. Moreover, any patents that are granted may be opposed, contested or designed around by a third party, or may be subject to other limitations. We therefore may not receive significant competitive advantages from any patent rights that may ultimately be granted to us.

Our business will suffer if the small business market for our products and online services proves less lucrative than projected or if we fail to effectively acquire and service small business customers.

We market and sell a significant proportion of our products and online services to small businesses. Some of our competitors, by contrast, have emphasized sales to larger enterprises, which are attractive customers due to the high revenue and low relative costs they offer per transaction and their low failure and high renewal rates. Small businesses frequently have limited budgets and may choose to allocate resources to items other than our products and online services, especially in times of economic uncertainty. We believe that the small business market is underserved, however, and we intend to continue to devote substantial resources to it. We aim to grow our revenue by adding new small business customers, selling additional services to existing small business customers and encouraging existing small business customers to renew their subscriptions to our premium products. If the small business market fails to be as lucrative as we project or we are unable to market and sell our services to small businesses effectively, our ability to grow our revenue quickly and remain profitable will be harmed.

Our business relies on the significant experience and expertise of our senior management and technical staff and we must continue to attract and retain highly skilled personnel in order to grow our business successfully.

Our future performance depends on the continued service and performance of our key management, research and development and sales personnel. In particular, we rely on J.R. Smith, our Chief Executive Officer, or CEO, and member of our Management Board, who has been critical in developing our core strategy and vision and in leading execution of our business model over the four years of his tenure as CEO. We may fail to retain our key management, research and development and sales employees, or to attract the qualified staff needed to manage and grow our business. We may also fail to attract or retain highly qualified technical, services and management personnel in the future, or may face time-consuming and costly integration of replacement personnel. Any of these factors could adversely affect our business, revenue and results of operations.

Our ability to sell our products is partially dependent on the quality of our support services and our failure to offer adequate support services could have an adverse effect on our reputation and results of operations.

Our users depend on us and, to some extent, on our user community, to resolve installation, technical or other issues relating to our security software solutions. We consider a high level of service to be critical for the successful marketing and sale of our software as well as for retaining our existing users. In providing that service, we rely in part on the feedback and knowledge shared through our active online user community. Also, we have outsourced certain of our consumer support functions to third-party service providers, which may fail to perform at the level specified in our contracts with them. If we, our user community or our third-party service providers do not provide accurate technical assistance or otherwise succeed in helping our users resolve issues related to the use of our security software solutions, our reputation could be harmed and our results of operations could be adversely affected.

In addition to our direct sales and distribution channels, we rely on third-party distributors and resellers to sell our software. If we fail to sell our products effectively through our third-party distributors and resellers, our results of operations could be adversely affected.

Sales made indirectly through third-party distributors and resellers accounted for 25.1% of our total revenue in 2011, and we expect this sales channel to continue to represent a large portion of our total revenue. We have limited control over the amount of software that these indirect sales partners purchase from us or sell on our behalf. Weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. Furthermore, a change in the credit quality at one of our distributors or other counterparties can increase the risk that such counterparty is unable or unwilling to pay amounts owed to us, which could directly or indirectly (through a disruption in our distribution network) have a material adverse effect on our results of operations. Any material decrease in the volume of revenue generated by our indirect sales channels could adversely affect our revenue and results of operations.

While we believe we conduct appropriate due diligence on our sales partners, we may not be able to monitor their activities for regulatory compliance. Furthermore, certain national regulations could require licenses from governments or government agencies for the use of our products and these regulations may limit our penetration of certain markets by us or our indirect sales partners. For instance, we were required to obtain a business license to begin distribution of our products in China, which took approximately two months, entailed defining the scope of our business and would require a revised license if that scope changed. China is the only jurisdiction important to our business in which we have sought a license to date, but developments such as release of new products, entry into new markets or regulatory changes in existing markets could oblige us to seek additional licenses in other jurisdictions in the future. If we violate the terms of a required license, it could cause us to lose the license, damage our reputation or require the reorganization of our distribution model.

While we have standard contract terms for our third-party distributors and resellers that allow those parties the flexibility to decide where to sell our solutions and the price at which they are sold, some of our distribution and resale contracts contain provisions relating to exclusivity or allocation of territories and/or minimum price requirements. It is possible that resellers or distributors may seek to challenge these contractual provisions on the basis of local competition law, which, regardless of its merit, could divert management time and attention and have a material adverse effect on our financial condition and results of operations. This risk may be highest among third-party distribution contracts that we may seek to terminate.

Any material disruption of our relationships with major providers of Internet distribution services, including Akamai, and payment services could adversely affect our business.

Third parties supply us with certain products and services that are integral to our business. For example, we depend on Akamai for the distribution of our security software, for software updates to our active users and for acceleration and caching of our Web pages. We consider the possibility of Akamai failing to be remote and we have not developed a formal back-up or business continuity plan in the event of Akamai’s failure. If Akamai’s systems were to fail, we would be able to accommodate the distribution of our software and software updates on our own systems, but the delivery of our content would be slower. These services are material to our business. Accordingly, any disruption in the relationship between us and Akamai or between us and one of our Internet payment service providers, including any disruption of service, or the existence of any dispute, may harm our business and results of operations.

We are exposed to risks associated with credit card fraud and credit card payment processing.

Our customers use credit and debit cards to pay for our services and products. We may suffer losses as a result of orders placed with fraudulent credit and debit cards. We, our payment providers and our reseller network may not have the means to detect or control payment fraud, which could have an adverse effect on our results of operations. The secure transmission of confidential credit and debit card information is essential to maintain customer and supplier confidence in us. Advances in technology or other developments could make it possible to compromise or breach the technology that we use to protect subscriber and transaction data. It is possible that our security measures may not prevent security breaches, and we may be unsuccessful in, protecting against these potential exposures. Security breaches, whether of our system or third party systems, could significantly harm our business or our reputation. In addition, we currently do not adhere to the Payment Card Industry Data Security Standard, which is a worldwide information security standard defined by the Payment Card Industry Data Security Standards Council. The standard was created to help payment card industry organizations that process card payments prevent credit and debt card fraud through increased controls around data and its exposure to compromise. Efforts to mitigate and comply with the standard, or similar standards, and even the perception of a breach of such standards increase the risk that such incidents will lead to sanctions (including fines and other penalties), claims by banks, card holders and others and disclosure leading to public knowledge of such incidents, potentially causing reputational damage to our business.

For credit and debit card transactions we pay interchange and other fees which may increase over time and raise our operating costs and lower profitability. In addition, our credit card fees may be increased by credit card companies if our chargeback rate, or the rate of payment refunds, exceeds certain minimum thresholds. If we are unable to maintain our chargeback rate at acceptable levels, our credit card fees for chargeback transactions, or for all credit card transactions, may be further increased, and credit card companies may increase our fees or terminate their relationship with us. Any increase in the credit card fees we are required to pay could adversely affect our results of operations and cash flows. The termination of our ability to process payments on any major credit or debit card could significantly impair our ability to operate and grow our business.

We are also subject to rules regarding payments of disputed charges, and if we have disputed charges over the permitted amount, we could be subject to fines and penalties and our ability to use credit cards and debit cards as a payment mechanism may be terminated. We rely on third parties to provide payment processing services, including the processing of credit and debit cards, and it could disrupt our business if these companies become unwilling or unable to provide these services to us on commercially reasonable terms or at all. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted or otherwise make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process or facilitate other types of online payments, and our business and operating results could be adversely affected.

We may be unable to obtain additional financing or generate sufficient cash flows to make additional investments or fund potential acquisitions.

We may need to raise additional funds in the future in order to invest in or acquire complementary businesses, technologies, products or services. Additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, our shareholders may experience further dilution of their ownership interests. If we raise additional funds by issuing debt securities or obtaining loans from third parties, the terms of those debt securities or financing arrangements may include covenants or other restrictions on our business that could impair our operational flexibility and would also require us to fund additional interest expense. If additional financing is not available or is not available on acceptable terms when required, we may be unable successfully to develop or enhance our security software solutions, which could materially adversely affect our business, results of operations and financial condition.

Our indebtedness could affect our financing options and liquidity.

On March 15, 2011, we borrowed $235 million under our credit agreement. In addition, our credit agreement permits us to request up to an additional $100 million in borrowings subject to lender consent and covenant compliance. Our indebtedness is secured by substantially all of our assets and could have important consequences to our business or the holders of our ordinary shares, including:

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions;

•

requiring a significant portion of our net cash provided by operations to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for other purposes;

•	making us more vulnerable to economic downturns, interest rate changes and limiting our ability to withstand competitive pressures; and

•	preventing us from paying dividends on our ordinary shares.

We are subject to debt covenants that impose operating and financial restrictions on us and could limit our ability to grow our business.

Covenants in our credit agreement impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things, our incurrence of additional indebtedness, creation of certain types of liens, mergers or consolidations, asset sales, payment of dividends, investments and transactions with affiliates. These restrictions could limit our ability to take advantage of business opportunities. Furthermore, our indebtedness requires us to maintain a maximum leverage ratio and a minimum interest coverage ratio. Our ability to comply with this ratio may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If we are unable to comply with the covenants and ratios in our credit agreement in the future, we may be in default under the agreement. A change in control, including our current shareholders’ failing to continue to own at least 30% of our issued share capital, would also constitute an event of default. A default would result in an increase in the rate of interest and may cause the loan to be accelerated. These developments could have a material adverse effect on our business.

Changes in the relative value of currencies against the U.S. dollar could adversely affect our results of operations.

At the parent company level, our reporting currency is the U.S. dollar and our revenue and costs are reported in U.S. dollars. The majority of our revenue is earned in U.S. dollars while a significant portion is earned in British pounds sterling, Czech crowns and euros. A substantial portion of our costs are incurred in Czech crowns. We are exposed to transaction currency risk from fluctuations in exchange rates between the U.S. dollar and British pound sterling, Czech crown and euro. In addition, we are exposed to translational risk resulting from our international sales denominated in currencies other than U.S. dollars and the resulting foreign currency balances held on our balance sheet. We enter into foreign exchange contracts to hedge much of our transactional exposure between the U.S. dollar and British pound sterling, Czech crown and euro. However, these hedging arrangements may not fully protect us from currency risk. In addition, due to Czech regulations, the functional currency of our primary Czech operating subsidiary is the Czech crown. This gives rise to a profit and loss revaluation charge on the U.S. dollar denominated assets of that Czech subsidiary. The same applies to certain other subsidiaries in other jurisdictions, such as Germany and the United Kingdom, although to a lesser extent. We manage this balance sheet exposure but do not use financial instruments to hedge these positions as we believe these are technical accounting exposures only. As a result, currency exchange rate fluctuations could adversely affect our results of operations and financial condition.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements would be impaired, which could adversely affect our operating results, our ability to operate our business and our share price.

We must ensure that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis. Section 404(a) of the Sarbanes-Oxley Act will require annual management assessments of the effectiveness of our internal controls over financial reporting.We qualify as an “emerging growth company” under the recently-enacted JOBS Act, potentially delaying the time at which we have to comply with section 404(b) of the Sarbanes-Oxley Act, which will require a report by our independent auditors addressing these management assessments. We are only at the early stages of implementing systems and controls to fully comply with Section 404. In addition, we may need to implement additional systems and controls with respect to new acquisitions and as our business model evolves. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and could identify areas for further attention or improvement, including identifying issues that individually or taken together could represent a significant deficiency or material weakness in our internal control over financial reporting.

Implementing changes to our internal controls will require compliance training for our directors, officers and employees, will entail substantial costs to modify our accounting systems and may take a significant period of time to complete. For instance, we have no existing risk compliance staff. Such changes may not, however, be effective in maintaining the adequacy of our internal control over financial reporting and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal control over financial reporting is inadequate or that we are unable to produce accurate financial statements may materially adversely affect our share price.

We will have new compliance burdens as a public company and as a foreign company reporting in the United States.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act and rules of the Securities and Exchange Commission, or SEC, and the NYSE impose various requirements on public companies beyond establishment and maintenance of effective disclosure and financial controls. We will need to continue to strengthen our internal procedures in a range of areas to match the standards expected of public companies. In addition, our recent entry into the U.S. capital markets imposes new and complex tax burdens and disclosure obligations unfamiliar to us as a company foreign to the United States. Similarly, our financial statements historically were prepared and will continue to be prepared in accordance with international financial reporting standards as adopted by the European Union, but beginning at our IPO, we have prepared and will continue to prepare our financials under U.S. GAAP for purposes of our reporting as a public company in the United States as well. Compliance with these laws and standards have increased and will continue to increase our legal, insurance and financial compliance costs and consume staff and management time, particularly while we are setting up new compliance initiatives, potentially harming our business and financial position.

Risks Relating to Ownership of our Ordinary Shares

Our share price has been and may continue to be volatile and the value of an investment in our ordinary shares may decline.

Actual or anticipated fluctuations in our quarterly financial or operating results, the risks described above and additional factors listed below, some of which are beyond our control, may cause significant volatility in our share price. These additional factors include:

•	the failure of financial analysts to cover our ordinary shares or changes in financial estimates by analysts;

•

changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our ordinary shares or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of our shares; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

A substantial sale of our ordinary shares, or a perception that such sales may occur, could cause the price of our ordinary shares to decline.

In connection with our IPO, all of our then existing shareholders agreed to certain restrictions on the sale or other disposition of our ordinary shares or any shares or other securities convertible into, or exercisable or exchangeable for, our ordinary shares, except with the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. (subject to certain exceptions). We cannot predict whether substantial numbers of our ordinary shares will be sold in the open market following the expiration of the applicable lock-up period, or during the lock-up period with the prior consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. A future sale of a substantial number of our ordinary shares, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and could also impede our ability to raise capital through an issue of ordinary shares in the future.

Concentration of ownership among our directors, officers and large shareholders and their affiliates may prevent new investors from influencing corporate decisions.

Current members of our management board, our supervisory board and our senior management and holders of greater than 5% of our ordinary shares and their affiliates beneficially-owned an aggregate of approximately 83.7% of our outstanding ordinary shares as of February 29, 2012. As a result, these persons will be in a position to exert significant influence over the outcome of matters submitted to a vote of our shareholders, including matters such as approval of the financial statements, declarations of dividends, the appointment and removal of the members of our management board and our supervisory board, capital increases and amendments to our articles of association. In addition, four of the members of our supervisory board are affiliated with holders of greater than 5% of our ordinary shares.

In addition, certain shareholders’ significant shareholdings in us may have the effect of making certain transactions more difficult without the support of these shareholders and may have the effect of delaying or preventing our acquisition or other change in control.

Anti-takeover provisions in our articles of association may prevent or delay change-of-control transactions.

Our articles of association contain provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

•	the staggered four-year terms of our supervisory board members, as a result of which only approximately one-fourth of our supervisory board members will be subject to election in any one year;

•

a provision that our management board and supervisory board members may only be removed at the general meeting of shareholders by a two-thirds majority of votes cast representing at least 50% of our outstanding share capital if such removal is not proposed by our supervisory board;

•

the authorization of a class of preference shares that may be issued by our management board, subject to the approval of our supervisory board, in such a manner as to dilute the interest of any potential acquirer;

•

requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our management board that has been approved by our supervisory board; and

•	minimum shareholding thresholds, based on nominal value, for shareholders to call general meetings of our shareholders or to add items to the agenda for those meetings.

We are a Dutch public company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our management board and supervisory board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our management board and supervisory board are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders.

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file an annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file an annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and as permitted by the listing requirements of the New York Stock Exchange, we rely on certain home country governance practices rather than the corporate governance requirements of the New York Stock Exchange.

We are a foreign private issuer. As a result, in accordance with the listing requirements of the NYSE, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of the NYSE. See “Item 16G. Corporate Governance.” Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code.

As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NYSE. The principles and best practice provisions apply to our management board and our supervisory board (in relation to role and composition, conflicts of interest and independency requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of the company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). We do not comply with all the best practice provisions of the DCGC. See “Item 16G. Corporate Governance.” This may affect the rights of our shareholders, who may not have the same level of protection as shareholders in a Dutch company that fully complies with the DCGC.

Only a relatively small percentage of our ordinary shares are publicly traded, which may limit the liquidity of the investments of our shareholders and may have a material adverse effect on the price of our ordinary shares.

8,000,000 of our ordinary shares, representing 14.7% of our outstanding ordinary shares, are held by parties other than members of our management board and our supervisory board, senior management, shareholders holding 5% or more of our ordinary shares, other selling shareholders in our IPO and their respective affiliates. As a result, only a relatively small number of our ordinary shares are actively traded in the public market. Reduced liquidity may have a material adverse effect on the price of our ordinary shares.

Our ordinary shares are not traded on any exchange outside the United States.

Our ordinary shares are listed only in the United States on the NYSE and we have no plans to list our ordinary shares in any other jurisdiction. As a result, a holder of our ordinary shares outside the United States may not be able to effect transactions in our ordinary shares as readily as the holder may if our securities were listed on an exchange in that holder’s home jurisdiction.

We may not be able and currently have no intention to pay further dividends for the foreseeable future.

Payment of future dividends may be made only if our equity exceeds the amount of the paid-in and called-up part of the issued share capital, increased by the reserves required to be maintained by law or by our articles of association. We currently intend to retain future earnings, if any, to finance the growth and development of our business. Also, our credit agreement restricts the payment of dividends to holders of our ordinary shares. As a result, we currently have no intention to pay dividends. Accordingly, investors cannot rely on dividend income from our ordinary shares and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.

Raising additional capital by issuing securities may cause dilution to existing shareholders, restrict our operations or require us to relinquish proprietary rights.

We may in the future seek the additional capital necessary to fund acquisitions through public or private equity offerings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing shareholders will be diluted, unless pre-emptive rights are granted, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of our shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends.

Certain holders of our ordinary shares may not be able to exercise pre-emptive rights and as a result may experience substantial dilution upon future issuances of ordinary shares.

Holders of our ordinary shares in principle have a pre-emptive right with respect to any issue of ordinary shares or the granting of rights to subscribe for ordinary shares, unless explicitly provided otherwise in a resolution by the general meeting of shareholders or by a resolution of our management board with the approval by our supervisory board. Our general meeting of shareholders has empowered our management board, with the approval by our supervisory board, to limit or exclude pre-emptive rights on shares for a period of eighteen months from the closing of our IPO, which could cause existing shareholders to experience substantial dilution of their interest in us.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands and substantial portions of our assets are located outside of the United States. In addition, the members of our management board, certain members of our supervisory board, certain members of our senior management and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court of competent jurisdiction. Under current practice however, a Dutch court may be expected to recognize the binding effect of a final, conclusive and enforceable money judgment of a federal or state court in the United States without re-examination or re-litigation of the substantive matters adjudicated thereby, if (i) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) that judgment does not contravene public policy of the Netherlands and (iii) the jurisdiction of the U.S. federal or state court has been based on internationally accepted principles of private international law.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or members of our management board or supervisory board, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our management board or supervisory board, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

We may not be able to make distributions or repurchase shares without subjecting our shareholders to Dutch withholding tax.

Dutch dividend withholding tax may be levied on dividends and similar distributions made by us to our shareholders at the statutory rate of 15%. If dividend distributions are structured as a repayment of capital or a repurchase of shares, Dutch withholding tax may still be due at 15%. Such repayment of capital or repurchase of shares will be exempt from dividend withholding tax only in limited circumstances. See also “Item 10. Additional Information—E. Taxation” below.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal name is AVG Technologies N.V. and our commercial name is AVG or AVG Technologies. We are a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands. We are registered with the Trade Register of the Chamber of Commerce of Amsterdam under number 52197204 and have an official seat in Amsterdam, the Netherlands. Our registered office address is at Gatwickstraat 9-39, 1043 GL Amsterdam, the Netherlands, with telephone number +31 (0)20 522 6210. Our principal executive offices are located at that address and at Karla Engliše 3219/4, 150 00 Praha 5, Czech Republic, with telephone number +42 (0)72 569 5114. Our principal website address is www.avg.com. The information contained in our website or that can be accessed through our website neither constitutes a part of this annual report nor is incorporated by reference herein.

We were incorporated in the Netherlands on March 3, 2011 by a notarial deed of incorporation as a cooperative (coöperatie) under the laws of the Netherlands under the name AVG Holding Coöperatief U.A. On November 25, 2011, we entered into a legal merger with our predecessor company and wholly owned subsidiary AVG Technologies N.V., and on November 25, 2011, we were converted into a public company with limited liability (naamloze vennootschap). Upon this conversion, the membership rights held by the members of the cooperative were converted into shares. For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. BUSINESS OVERVIEW

Our Business

We provide software and online services that deliver peace of mind to users by simplifying, optimizing and securing their Internet experiences. Our business model, based on delivering high-quality solutions in high volume and at no cost to our users, enables us to rapidly acquire new users. Through our large user community, we are able to better understand the needs of our users, become a trusted provider of peace-of-mind software solutions, and thereby intelligently monetize our user base through premium products and value-added online services. Our solutions, which today range from desktop, laptop and mobile security software to dynamic secure Internet search solutions, can be accessed and utilized with minimal effort and limited technical know-how from the user. In choosing our solutions, which can be downloaded from the Internet, users become part of a trusted global community that benefits from network effects such as the mutual protection and support of a large user base. Our sales and marketing activities benefit from word-of-mouth recommendations from our large user network to create a viral marketing effect, which is amplified by the speed and ease of use of our products and allows us to gain new customers at a low acquisition cost. This strategy has allowed us to grow our user base to approximately 108 million active users as of December 31, 2011.

We believe that our community of approximately 108 million active users is one of our most valuable assets. We establish a trusted relationship with our community through our solutions with the goal of driving greater user engagement. Community engagement provides important contributions to our product development initiatives, enables rapid response to online threats and assists in our customer support initiatives, enabling us to accurately deliver compelling products and online services that meet the evolving needs of our users. The contributions from our community lower our costs, enabling us to offer free and low-cost offerings that further build upon the value we can deliver. We believe further monetization of our user base through online services represents a significant market opportunity for us.

Our product portfolio targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software. While a significant majority of our active users have been users of our free products and online services, we also offer products with premium functionality and enhanced customer support when customers purchase an annual or multi-year subscription. As of December 31, 2011, we had approximately 15 million subscription users. In addition, our online services, accessed primarily through our browser toolbar, provide dynamic secure search capabilities through agreements with leading Internet search providers. We have been successful in growing our product portfolio over time through internal development and select acquisitions.

We employ a differentiated business model focused on monetizing and expanding our user base through (i) subscription revenue from the sale of premium products and (ii) platform-derived revenue from value-add online services that are free to our users. While users often download our subscription solutions directly from our websites, we also utilize resellers and distributors globally, including CNET, Ingram Micro and Wal-Mart. In 2011, 74.9% of our revenue was generated online, with the remainder generated through resellers and distributors. In addition, we have entered into agreements with companies such as Google, Microsoft and VeriSign that may support our efforts to increase our brand awareness and user penetration. AVG Antivirus Free Edition has been downloaded more times than any other software on CNET’s Download.com website. Today, we derive substantially all of our platform-derived revenue through agreements with leading Internet search providers, in particular, Google. Our success has been built on our innovative, proven and self-reinforcing business model, which leverages our large and engaged user base, low-cost Internet-based distribution and cost-effective research and development.

We were founded in 1991 as a consumer-focused IT security company. While we have increased the breadth of our solutions over the years, we remain focused on our core mission of providing our users with differentiated solutions that simplify, optimize and secure their Internet experience, collectively providing peace of mind to a connected world. Our development and business milestones include:

•

In 2000, after nearly a decade of operations selling anti-virus software as Grisoft, we introduced a free version of our anti-virus product to consumers, giving rise to our free-to-paid business model.

•

In 2006, we acquired the business and assets of Ewido and integrated its anti-spyware product into our portfolio as part of AVG Anti-Malware. This acquisition enabled us to launch AVG Internet Security, our first endpoint security solution deployed as a suite.

•

In 2007, we acquired Exploit Prevention Labs, which provided the technology for our AVG LinkScanner product. We also acquired F1 Services, an AVG distributor in the United Kingdom, which operated its own web-based distribution platform.

•

In 2008, we developed an e-commerce platform to sell and distribute our software. We also entered into a search agreement with Yahoo!, allowing us to recognize platform-derived revenue from our large user base without charging our users. We introduced AVG Small Business Server (SBS) Edition to address the needs of small businesses.

•	From 2009 through 2011, we expanded our management team and hired additional professional staff to build a leadership team comprised of experienced software industry veterans.

•	In 2009, we acquired Sana Security, a developer of behavioral technology security software to block attackers from accessing sensitive information. We also launched AVG 9.0.

•	In 2010, we entered into a new search agreement with Google, replacing Yahoo! as our primary search provider.

•

In 2011, we acquired iMedix (also known as Visionize), a leading provider of toolbars for web browsers, DroidSecurity, a developer of cloud-based mobile security solutions, which enabled us to enter the mobile security market, TuneUp, a leading provider of PC optimization software, and Bsecure, a provider of applications for cloud-based management of information technology, and acquired a non-controlling minority stake in Scene (also known as Ookla), which provides network performance solutions. We launched AVG Mobilation for Android, as well as the first security solution for tablet devices. In addition, we launched AVG LiveKive, a cloud-based storage, sync and share solution, and MultiMi, an innovative solution to streamline the various ways our users engage in online communication across social media, email and web channels.

•	In 2012, we acquired OpenInstall, which provides a cloud-based software installation platform.

Other than the initial start-up capital provided by our founder, we did not raise equity financing for our operations until our IPO, as our net cash provided by operations has historically been sufficient to fund our growth. As of December 31, 2011, our total shareholders’ deficit was $322.3 million, with the shareholders’ deficit being principally a result of the aggregate of $575.7 million in dividends and distributions in excess of capital paid since inception of the company. We currently expect to retain future earnings, if any, to finance the growth and development of our business and to provide additional liquidity. See the section titled “Item 8 Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” in this annual report.

Our Business Model

We believe our business model affords us a significant competitive advantage. We employ a business model that leverages our large and engaged user base, low-cost Internet-based distribution and cost-effective research and development. Benefiting from viral marketing, user-generated product feedback and community support, we continuously improve product quality and user experience and add new users at a low cost of acquisition. This, in turn, improves our monetization potential and allows for incremental investment in product innovation and marketing for future growth. These business model characteristics drive scalable growth, robust operating margins and strong cash flow generation.

Key components of our business model are:

•

Large and growing user base driving tangible benefits. The size and growth of our user base and the amount of information generated by our users increase the value of our offerings and drive tangible business results. We seek to drive greater user engagement with our solutions by delivering peace of mind and, over the long term, building a relationship based on trust. We believe this is critical to building a user base that can be monetized effectively. As our users are actively engaging with each other, they provide a first level of community support as well as real-time product feedback that contributes to product innovation, as reflected in our slogan, “We Protect Us.” Our business model has enabled us to build a user base of approximately 108 million active users.

•

Easy-to-use, high-quality free and premium products that enable the business model. Our business model is built on high-quality products that can be deployed or accessed with minimal effort, while providing a compelling and robust user experience. We focus on developing products that spread virally, that are highly sticky and ultimately drive increased user engagement with our platform. We provide no- or low-cost solutions to facilitate rapid user adoption. We then seek to up-sell or cross-sell to our free users once these free products have brought them into our user community. Even if users do not purchase our premium products, they are able to download and install our free solutions, expanding our user base and our monetization potential over time.

•

Monetization and expansion of our user base through value-added free online services. Since March 2008, we have deployed our dynamic secure search solution to our online community as part of a value-added service enabling secure search of the Internet. While our dynamic secure search is free to our users, we generate revenue through agreements with search providers such as Google to which we direct search queries to generate search results. Recently, we acquired iMedix, a leading toolbar provider, to enhance our technical capabilities in this area and to expand our market reach to additional distribution channels. We continuously seek to develop new, free online services that allow us to monetize and expand our user base without additional cost to our users.

•

Cost-effective marketing and low customer acquisition cost. Our business benefits from cost-effective marketing and online distribution channels. By leveraging our large user base and high customer satisfaction, we are able to achieve powerful viral marketing at low cost. Our large user base, coupled with low customer acquisition costs, results in a scalable, high-margin business model that is strengthened as our user base grows. We also distribute through resellers and distributors, which we refer to as our reseller network. The end-sellers of our solutions in this reseller network vary from large retail stores, such as Wal-Mart, to small individual retailers, both online and offline. This reseller network forms a part of our brand marketing strategy and generates the majority of our small business sales. We believe that our presence among retailers contributes significantly to consumer awareness of our brand. In 2011, we generated 25.1% of our revenue through our reseller network.

•

Proven track record of execution, monetization and innovation. As one of the largest software vendors employing a free-to-pay model, we have a proven track record of execution over two decades. Whether through organic development or technology acquisitions, we continue to add products and online services that simplify, optimize and secure our users’ Internet experience, while delivering operating leverage. In particular, we have completed several acquisitions, including Prevention Labs and Sana Security, which we rapidly integrated successfully into our product portfolio. This enabled us to leverage our large user base to quickly adopt these solutions as part of the AVG product suite, thereby driving greater revenue from these products.

Our business model of platform monetization enables us to target multiple end markets as we broaden our products and online services, including endpoint security software and secure search. Taken together, these elements enable revenue and user base growth at relatively low cost and also allow us to acquire, maintain and support customers at low overall operating and acquisition costs while leveraging multiple, large, high-growth product markets.

Our Solutions

Our solutions, including software and online services, include security, PC management, online backup and other products. While our AVG AntiVirus Free Edition is provided free of charge to our users, the majority of our products are provided for a fee on a subscription basis. Our software products are currently available in various languages, used in over 185 countries around the world and sold under software license agreements. They are generally sold and downloaded over the Internet or sold as packaged products through multi-tiered distribution channels. These software license agreements generally include product maintenance, which provides technical services to our customers over the license period and regular updates of the software solutions purchased.

We have historically leveraged our security products and technology to grow our user base. As the threat landscape has evolved from viruses to more sophisticated and multi-faceted computer attacks, we have developed a broad suite of security solutions that protect against viruses, trojans, malware, suspicious code and other threats, and offer a layered approach to threat detection, including behavioral monitoring, signature-based threat detection and real-time threat detection with our LinkScanner technology. We have continued to evolve our portfolio of solutions to address not only security threats but also other online applications that are increasingly relevant to our large and growing user base. Our portfolio includes the following solutions for the consumer and business end markets:

Consumer Solutions

Products	Functionalities

Anti-Virus suite

•      Prevents receiving or unintentionally spreading viruses and other threats

•      Protects from spyware, adware, rootkits and fake anti-virus

•      Scans files for viruses before downloading and sharing

•      Checks links exchanged on social networks for viruses

•      Checks web pages in real time with AVG LinkScanner

Products	Functionalities

Internet Security suite

Includes the following additional features in addition to the Anti-Virus suite:

•      Provides firewall and identity protection

•      Blocks spam emails

•      Checks for viruses on downloaded executable binaries from the Internet

•      Advises on applications slowing the PC

•      Accelerates download speed of video and executable binaries from selected sites

Premium Security suite	Includes the following additional features in addition to the Internet Security suite: • Identity theft and misuse surveillance and alerts • Optimizes PC performance

AVG Mobilation

•      Security software for Android smartphones and tablets

•      Checks apps, web content and SMS for malware before downloading

•      Theft protection enabling users to locate lost devices using GPS and remote access when lost or stolen to lock device or wipe content

•      Backup feature protecting contacts, call logs, bookmarks, messages and applications

AVG Threatlabs	• Provides safety rating for websites

Family Safety

•      Unique logins and accounts for every child

•      Blocks, warns and monitors Internet content

•      Tracks and filters social media activity

•      Schedules or limits PC games and Internet access

•      Sends reports and updates about children’s online activity

•      Remote control from any web-enabled device

TuneUp Utilities and PC Tuneup

•      Fixes registry problems that cause freezing and crashing

•      Optimizes Internet settings and connection for speed

•      File recovery after accidental deletion

•      File shredder and disk wiper to permanently erase files

•      Improves disk speed

LiveKive	• Automatic online backup of data • Share files, folders, photos and music with other people • Enables automatic syncs • Remote access to files from web and mobile devices

MultiMi

•      Desktop application that provides easy access to different social network contacts, including contacts in Facebook, LinkedIn and Twitter

•      Provides an integrated and centralized inbox making sharing and socializing across email accounts and social networks easier

•      Centralizes contacts and calendars in one location

We offer consumers four security suites, one of which provides free basic protection for Internet surfing, searching and social networking. Paid suites provide more extensive protection and other additional features:

Consumer suites	Description	Anti- Virus Free Edition 2012	Anti- Virus 2012	Internet Security 2012	Premium Security 2012
Core Protection
Anti-Virus, Anti-Spyware, Anti-Rootkit	Prevents infection and spread of viruses, worms, Trojan horses, spyware and malware	•	•	•	•

Social Networking Protection	Automatically checks links exchanged on social networks for threats	•	•	•	•

LinkScanner	Instantaneous, real-time scanning of web pages visited for threats	•	•	•	•

Chatting and Downloading
Shield for safe chatting	Protects against infections when exchanging files using chat services	•	•	•	•

Online Shield for safe downloading	Checks for viruses when downloading, sharing or exchanging files		•	•	•

Support
Expert technical support	24 hour/day technical support is offered through telephone, chat and FAQ	•	•	•	•

Receive priority updates	Automatically receives more frequent updates for latest threats		•	•	•

Shopping and Banking
Identity Protection	Protects personal information	•	•	•	•

Firewall	Keeps hackers out of the network			•	•

Anti-Spam	Blocks spam and scam emails			•	•

Network Safety
Intrusion Detection	Protects from remote attacks when connected to networks			•	•

Performance
System Tools	Allows management of start-up applications, PC monitoring and Internet browser plug-ins			•	•

Quick Tune	Optimizes PC performance				•

Identity Alert	Identity theft and misuse surveillance				•

Customer Support and Service

Customer support and service forms a key part of our solution offering and we offer different levels of online community support to our users.

Our users have access to online resources, including documentation, FAQs, video tutorials and the user community in the free AVG user forum. In addition, our Facebook page and Twitter feed, with over 59,000 Twitter followers as of March 2012, have become support forums for both free and subscription users, as well as alternative ways to disseminate important threat information to our user base. In particular, our Facebook site has grown substantially in popularity. As of March 2012, over 864,000 people have “liked” our Facebook page.

In addition to these resources, for some issues our free users are able to access expert technical support free of charge via toll-free phone numbers in the United States and United Kingdom, which operates 24 hours a day. AVG agents diagnose customers’ requests and provide guidelines on how to use AVG products or resolve potential issues. Customers are then able to help themselves following given instructions.

We include expert technical support for all of our paid subscribers as part of the product suite subscription fee. We offer support to our subscription users with a broad range of pre-sales and post-sales services through the Internet, telephone, chat, email and remote connection for more complex cases and in a variety of languages. We have nine call centers, two in the Czech Republic, two in the Philippines, and one each in India, Canada, France, the United Kingdom and the United States. The call centers in the Philippines, India and Canada and one in the Czech Republic are outsourced. We operate the remaining four call centers. As of December 31, 2011, we had 72 employees and 147 contractors in our own and outsourced call centers. All services operated directly by AVG or by our outsourcing partners are available 24 hours a day.

We also provide premium technical support for AVG as well as non-AVG customers for a fee under the AVG TechBuddy brand. The support scope includes PC and other general device troubleshooting. The premium service is provided via remote connection to a customer’s PC or telephonically. One-time fixes as well as annual support packages are offered. The service is provided by our outsourcing partner under the AVG brand.

Technology

Our technology platform is designed to create simple and secure Internet experiences for our user base. We design our software to be modular, allowing us to integrate new technologies quickly into our product suites and minimize the additional use of system resources as we add new functionalities. We also design our software architecture specifically for consumers and small businesses, which we believe provides a superior foundation for developing solutions for our customers than does architecture designed for larger enterprises.

Security technology

Our security products utilize multiple protection layer architecture where each layer provides additional protection. We believe that by adding layers we strengthen our solutions’ capabilities to protect users. Depending on the product and license type, we enable additional security layers for the benefit of the user, so not all of our security layers are available in all our products. For example, the free version, of our product has fewer protection layers than the paid version.

The protection layers we offer include:

•	Protection against known malicious computer programs. This layer of protection scans for malicious computer programs previously identified by the AVG security lab.

•

Protection against known malicious computer program families (heuristic analysis). This layer of protection identifies malicious computer programs based on common attributes associated with a known family of malicious programs.

•

Protection against unknown malicious computer programs (behavior analysis). This layer of protection identifies malicious computer programs based on what they do, even if the AVG security lab has not seen such programs before.

•

Protection against web exploits. This layer of protection identifies web exploits by searching for known exploit codes previously seen on web pages and common attributes associated with known exploit families.

•	Protection against known malicious or phishing web address. This layer of protection identifies web addresses that are known to serve malicious code or to use phishing attacks.

•

Protection against network attacks. This layer of protection inspects incoming and outgoing network communication to identify computer programs connecting to remote servers or remote connections asking to connect to the computer.

The above protection layers are offered to our users via multiple components in our products, such as Anti-virus, Anti-spyware, Anti-Rootkit, Online Shield, LinkScanner, email protection, Anti-spam, Identity protection, firewall, IM and P2P protection.

Non-security technology

We have a systems infrastructure that is built and proven to scale to a massive user base. This infrastructure enables product downloads, product updates that are distributed multiple times per day, and the collection of threat data from user machines to assist us in continually tuning our threat protection algorithms and heuristics as well as improving our products’ quality.

Marketing and Sales

Online marketing optimization group

Our web lab manages our online customer acquisition and retention and active user base monetization activities. It is a core part of our overall distribution and marketing strategies. The web lab focuses on converting visitors to our websites to become either free or subscription users and it then works to maximize the lifetime value of these customers. It also drives some traffic to our websites through a range of activities including paid search and search engine optimization. Specifically, the web lab optimizes the effectiveness of our web marketing through initiatives that include: evaluating customer behavior; testing and optimizing website configurations, pricing and merchandizing to maximize conversion rates and order values; monetizing our free and paid user bases through targeted up-sell and cross-sell campaigns; monitoring the competitive landscape in order to maintain competitiveness and product differentiation; and helping to drive brand awareness and product visibility in our key markets. Given our focus on increasing web traffic and revenue, we expect our web lab to become an area of increasing importance in the future.

Other channel marketing

In addition to our web lab activities, our marketing operations are supported by a dedicated general marketing team as well as a social media team. Our general marketing team focuses on developing and sustaining a strategic, appealing and differentiated positioning for our solutions through driving brand awareness and product visibility in our key markets. Key activities of our general marketing team include branding, customer insights, social media, segment and product marketing activities and channel marketing.

Sales

We sell most of our products either directly through our website (74.9% of revenue including search agreements in 2011) or indirectly through resellers and distributors (25.1% of revenue in 2011). We also sell products through other direct and indirect distribution channels such as software development kit, or SDK, arrangements with other software developers.

In the United States and Canada, we sell boxed AVG software through our distribution network to retail stores such as Wal-Mart, Office Depot, Office Max and Staples. We believe that our retail presence helps generate brand awareness for our solutions as well as a direct financial contribution. In the United Kingdom we sell boxed software through our distribution network in stores such as PC World and online via Amazon UK.

In addition to direct sales and sales through resellers and distributors, we sell to software developers through SDK arrangements, under which we provide the security component for software produced by those developers.

Google contract

In September 2010, we signed a contract with Google for search and advertising services, through which we generate revenue whenever our users use our browser toolbar which is installed along with some of our products and which carries out searches through the Google search engine.

In most jurisdictions, we may only use Google as our search service provider until our contract with Google expires in September 2012. This contract was implemented in November 2010, at which time all of our new users began to be offered solely the Google sourced search through our toolbar. Under our previous Yahoo! contract there was a transition period ending in May 2011, during which users of our Yahoo! sourced search could continue to use Yahoo! sourced search through our toolbar, thereby still generating revenue under our Yahoo! contract, until they chose to switch to our Google sourced search. We no longer have any users searching Yahoo! via our toolbar.

Acquisitions

Technology Acquisitions

We have also added functionality to our product offering through strategic acquisitions and integration of complementary technologies. We intend to continue expanding and developing our products through targeted acquisitions.

Our key technology acquisitions to date include:

•

Ewido. In March 2006, we acquired the business and assets of Ewido, a Germany-based developer of security software, and integrated its anti-spyware product into our portfolio as part of AVG Anti-Malware.

•

Exploit Prevention Labs. In December 2007, we acquired the technology behind our LinkScanner product through our acquisition of Exploit Prevention Labs, a provider of real-time web search and surf protection technology based in the United States.

•

Sana Security. In January 2009, we acquired the business and assets of Sana Security, a developer of security software based in the United States, which developed a behavioral technology to block attackers from procuring sensitive information.

•	DroidSecurity. In January 2011, we acquired DroidSecurity, an Israel-based developer of cloud-based mobile security solutions.

•	iMedix. In May 2011, we acquired iMedix Web Technologies, an Israel-based developer of a platform for the creation and management and monitoring of toolbar applications.

•

TuneUp. In August 2011, we acquired TuneUp, a Germany-based developer of intelligent software tools that enable users to get optimal use of their operating systems and programs. In connection with the acquisition, we are obligated to make a certain one-time earn-out payment, up to a maximum of €10.0 million in cash, which will be determined, in accordance with the acquisition agreement, based on TuneUp meeting certain EBITDA and revenue targets for the full year 2011. As of April 25, 2012 the final amount of the earn-out payment had not yet been determined. In addition, as part of the consideration for the acquisition, we are obligated to issue 851,576 ordinary shares to the sellers of TuneUp (based on our IPO price of $16.00 per share and a euro/U.S. dollar exchange rate of $1.32 per euro), which shares will remain in escrow subject to satisfaction of certain vesting criteria, including continuing employment by TuneUp of the sellers of TuneUp.

•

Bsecure. In November 2011, we acquired substantially all of the assets of Bsecure Solutions, a provider based in the United States of application service offerings featuring internet filtering and/or cloud-based management of information technology solutions.

•

Scene. In November 2011, we also acquired a non-controlling minority stake in Scene, a technology company based in the United States that provides network performance solutions complementary to AVG’s performance optimization offerings. In addition, we executed a commercial agreement with Scene pursuant to which Scene will exclusively promote our products in certain product categories.

•

OpenInstall. In January 2012, we acquired OpenInstall, Inc., a technology company based in the United States that provides a cloud-based software installation platform that allows for more efficient distribution of software products, provides related analytics and is complementary to AVG’s secure search, performance optimization and other software offerings. Consideration for the acquisition consisted of a $4.0 million up-front payment, which was paid from our currently available cash, and a deferred payment of approximately $1.6 million to be paid at the end of calendar year 2012. In addition, we entered into employment agreements with certain employee former shareholders of OpenInstall for up to $22.5 million in payments contingent upon achieving certain profit targets over three years commencing in 2012, and additional incentive compensation consisting of $2.5 million in cash over two years for employees of OpenInstall for retentive purposes.

Marketing and sales acquisitions

We plan to add additional channels and sales capabilities through strategic acquisitions and as part of our expansion strategy we particularly look to acquire distributors in our most active and profitable markets.

Recent sales and marketing acquisitions include:

•	F1 Services. In August 2007, we acquired F1 Services, one of our distributors in the United Kingdom that operated its own web-based distribution platform.

•	Square. In late 2009, we acquired Square, a software distributor based in France that had served as AVG’s exclusive distributor in France and several other francophone countries.

•

Walling Data Systems. In June 2010, we acquired the business and assets of Walling Data Systems, a provider based in the United States of computer, network and information technology solutions to businesses, educational institutions and home users.

•	AVG Distribution Switzerland AG. On October 31, 2011, we acquired AVG Distribution Switzerland AG, or AVG DACH, one of our resellers in Germany, Austria and Switzerland, based in Switzerland.

Government Legislation and Regulation

Background

The laws and regulations applicable to us, in particular laws relating to doing business on the Internet, consumer protection and information and communication technology, or ICT, are evolving rapidly. In some cases, it is not possible to ascertain with certainty how existing laws will apply in the online context, where laws have not kept pace with technological change and do not contemplate or adequately address certain unique issues raised by the Internet and ICT (e.g., laws relating to intellectual property, sales and other taxes; and data protection and privacy).

To date, we have earned a majority of our revenue in Europe and the United States. However, our revenue in jurisdictions outside of Europe and the United States, both in an aggregate amount and as a percentage of our overall revenue, may grow in the future. Each jurisdiction has unique regulatory bodies and levels of oversight. While over time there may be a convergence in certain regulatory areas relevant to our business, we anticipate that individual jurisdictions will still continue to exercise substantial independent influence over laws and regulations affecting our industries. The summary set forth below, while focusing on the European Union and the United States, is not intended to imply that regulation outside of these areas is not important to our business. Rather, we have found the issues that we present here to be generally applicable across jurisdictions, although the precise terminology and manner in which they are addressed may differ from jurisdiction to jurisdiction. We have an overall international compliance program established to achieve a high level of compliance with the regulations of the individual jurisdictions in which we have operations as well as the broader international regulatory framework.

EU regulatory environment

Applicable law

We are subject to specific laws and regulations with respect to the processing of personal data, including user, customer, contractor, partner, supplier data and employee data, in many jurisdictions in which we operate. Data protection laws within the European Union derived from Directive 95/46/EC with regard to the processing of personal data and on the free movement of such data, or the EU Data Protection Directive. We are subject to certain national data protection legislation in certain member states of the European Union, which implement the EU Data Protection Directive. We are a “data controller” in relation to personal data collected and processed by us. We do not generally process any sensitive personal data.

Key legal obligations

The principles under applicable data protection laws in the European Union require us to ensure, among other things, the following:

•	Lawfulness. This requires, for example, that we must satisfy certain conditions in order to lawfully process personal data;

•	Fairness. This requires, for example, that we provide users with a “fair processing notice”;

•	Notification. We are required to register/notify as a data controller, if processing personal data in the context of an establishment in a member state;

•

Proportionality. This requires, for example, that we must ensure that user data is only processed if and to the extent such processing is proportional in relation to the purposes of providing services to users;

•	Data quality/accuracy. This requires, for example, that we ensure that inaccurate data is corrected;

•	Data retention. This requires, for example, that we only retain data for so long as is necessary, whether to comply with applicable laws or to provide services to the user;

•

Data security. This requires, for example, that we implement appropriate technical and organizational measures to guard against unauthorized or unlawful processing of personal data and against loss or destruction of, or damage to, personal data;

•

Data transfers. This requires, for example, that we do not transfer data outside the European Economic Area to jurisdictions which do not ensure an adequate level of protection of personal data, without taking certain steps (e.g., implementation of model contractual clauses, obtaining data subject consent or carrying out an adequacy assessment); and

•	Data subject rights. This requires, for example, that we respond to “subject access requests” from data subjects, to provide information about the nature and scope of processing undertaken.

Steps taken by us to ensure compliance with the above requirements are set out below. Certain of the personal data and online commerce laws and regulations in the European Union are as follows:

•

EU Data Protection Regulatory Framework. The European Commission released proposals to revise the European data protection regulatory framework on January 25, 2012. Under these proposals, the EU Data Protection Directive (Directive 95/46/EC) would be replaced with a general data protection Regulation (together with a Directive which sets out rules on protecting personal data processed to prevent, investigate or prosecute criminal offences and related matters). The Regulation would be directly applicable across all EU member states without the need for national implementing legislation, although it is not likely to enter into force until the end of 2014 at the earliest. The Regulation replaces the current data protection authority notification requirements with an obligation to conduct a data protection impact assessment for risky processing operations, and includes stronger requirements for consent and data breach notification and restrictions on the collection and use of “sensitive” personal data, as well as stricter enforcement (including, in some circumstances, the power to impose fines of up to 2% of annual worldwide turnover). It also introduces the concepts of privacy by design and the right to be forgotten. The Regulation will be directly applicable across the EU, harmonizing data protection laws and regulations among EU member states. However, the Regulation’s more stringent requirements on privacy user notifications and data handling, for example, might present implementation and compliance challenges in the online and information technology fields. The Regulation does not replace the e-Privacy Directive (2002/58/EC), discussed below.

•

2009 EU e-Privacy Directive. In addition to the EU Data Protection Directive, Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic communications sector (as amended), or the e-Privacy Directive, obliges member states to introduce certain national laws regulating privacy in the electronic communications sector. Pursuant to the requirements of the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user’s terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies. Prior to providing such consent, users must receive clear and comprehensive information in accordance with the EU Data Protection Directive about the access and storage of information. Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user. Our privacy policy and fair processing notices inform users about our practices, and we routinely monitor our compliance with this legislative and regulatory framework.

•

EU Consumer Rights Directive. The EU Consumer Rights Directive, which is anticipated to be implemented in the member states in 2013, restricts the use of automatic renewals and prohibits pre-ticked boxes online. It also regulates many other aspects of online commerce, such as provision of information to consumers and refund requirements, which regulation could also result in requirements to modify certain of our business practices.

U.S. regulatory environment

•

Privacy. Data privacy and security with respect to the collection of personally identifiable consumer information continues to be a focus of legislation, regulation and compliance review in the United States. The Federal Trade Commission, or FTC, has begun to exercise greater authority over privacy protections generally, using its existing authority over unfair and deceptive practices and other public proceedings to apply greater restrictions on the collection and use of personally identifiable and other information relating to consumers. In December 2010, the FTC staff issued a draft recommendation that privacy rules should address consumer concerns over the collection and use of personal and profiling information, even in the absence of demonstrated consumer harm. In a December 2010 report, the Commerce Department also suggested an expansion of privacy protections, although with greater reliance on enforceable industry codes. Legislation has also been introduced in Congress that would regulate the use of personal and profiling information for advertising. Other examples of the increased legislative focus on data privacy issues include statutes adopted by the State of California that require online services to report certain breaches of the security of personal data, and to report to California customers when their personal data might be disclosed to direct marketers.

•

Information security. We are also subject to state and federal rules and laws regarding information security. Most of these rules and laws apply to customer information that could be used to commit identity theft. Substantially all of the U.S. states and the District of Columbia have enacted security breach notification laws. These laws generally require that a business give notice to its customers whose financial account or similarly sensitive information has been accessed without authorization due to a security breach.

•

Do Not Track law. The proposed U.S. Do Not Track law would allow users to opt out of online monitoring and would thereby block even monitoring conducted with benign intent, such as monitoring to increase the efficacy of security software.

•	Automatic renewals. Proposals are under consideration that would restrict the use of automatic renewals and that would prohibit the inference of consent by using opt-out systems.

We anticipate that regulation of our business generally will increase and that we will be required to devote increasingly more legal and other resources to address these regulations. Any existing or new legislation, regulations or industry standards applicable to our business could expose us to substantial liability, including significant expenses necessary for compliance, and could hamper growth in the use of the Internet in general and our services in particular if applied in an overbroad or ineffective manner. We may also run the risk of retroactive application of new laws to our business practices that could result in liability or losses. As we expand into new territories and jurisdictions, we anticipate that legal and regulatory issues similar to those summarized above may apply to this expansion, as well as new regulatory issues that will arise in these territories and jurisdictions. As a result, as a standard part of our acquisition process, we review data privacy compliance and the applicable legal and regulatory environment.

Our data protection compliance program

We have implemented certain policies and procedures to address data protection and privacy matters and ensure compliance across the business. We maintain an online privacy policy, which describes, among other things, the categories of data collected, the purposes for which data are collected and how to access and rectify personal data held by us. Users can contact us with requests related to that data by email. As part of our purchase and installation process, we notify users about how user data is handled by providing such users with our privacy policy and fair processing notices, which provide information about our data privacy policies, including the categories of data we collect, the purposes of such data collection, and how users may access such data and, to the extent necessary, correct any inaccuracies. To further enhance our ability to comply with the various data privacy laws and regulations, we regularly review our policies and we provide education and training to our employees. We have also established a privacy committee composed of members of senior management and employees from functions across the company, including research and development, product management investor relations, marketing and sales, legal and security, which provides an information, discussion and awareness platform to help us stay abreast of the trends and developments in the data privacy area. This committee helps facilitate communication and compliance on data privacy issues throughout our company.

Legal Proceedings and Regulatory Matters

In August 2011, we filed initial voluntary self-disclosures with the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, and the U.S. Commerce Department’s Bureau of Industry and Security, or BIS, in connection with the inadvertent sale or provision of licenses for use of our software products to a small number of users (relative to our active and subscription user bases) in Cuba, Iran, North Korea, Sudan and Syria. We have completed an investigation to determine the scope of possible violations over the past five years of the U.S. export control laws and economic sanctions administered by OFAC and BIS. While we had and continue to have certain controls in place to prevent sales into, and have not actively marketed our products in, any of the jurisdictions that are the target of economic sanctions, we have determined that some sales took place to users in those jurisdictions resulting in revenue to us constituting less than one half of one percent of total paid license fee revenues over the past three years. We have implemented a remediation plan that includes having terminated access to licenses and blocked updates and upgrades of our products to all users with a geographic internet protocol (GEOIP) address in Cuba, Iran, North Korea, Sudan or Syria. We filed our supplemental report concerning the results of our investigation with OFAC and BIS in November 2011. In December 2011, we received a cautionary letter from OFAC indicating that it has closed its investigation without imposing any penalty and without a final agency determination on whether a violation has occurred. We cannot predict when

BIS will complete its review and determination. If we are found to be in violation of BIS regulations, we may face criminal and/or civil penalties and/or reputational harm, which could have a material adverse effect on our business and financial results.

In addition, we are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on our business, financial condition or results of operations.

Competition

We face significant competition in all aspects of our business. The market for consumer and small business software is fragmented and highly competitive. Barriers to entry are low, so to be effective our solutions will have to provide functionality and quality at a compelling cost relative to our competitors, among other elements. The market for consumer and small business security and associated software solutions is rapidly evolving.

Our main competitors fall into the following categories:

•	vendors with “freemium” pricing like our own, such as Avast!, Avira, PC Tools (which was acquired by Symantec), Carbonite and Dropbox;

•

traditional vendors such as McAfee (which was acquired by Intel Corporation), Symantec and Trend Micro (which primarily provide software solutions, including security software, for large enterprises) and Eset, Kaspersky Labs, Panda Software, Sophos, Rising, Kingsoft, Check Point and F-Secure (which offer more customized and segment-focused products);

•	vendors offering tune-up products, such as UniBlue; and

•

large corporations offering a wide variety of products, only a few of which compete with ours, such as Microsoft, Google, which recently introduced free security software solutions, Apple, which offers cloud-based data protection, Qihoo, Tencent and Facebook.

We believe the principal competitive factors in our markets can be categorized as set forth below:

•	product ease of use;

•	new features and functionality;

•	product interoperability and reliability;

•	integration with third-party applications or web user interfaces;

•	pace of innovation and product roadmap;

•	extent of active user base;

•	user trust and overall community engagement;

•	brand awareness;

•	price of products and online services;

•	strength of customer service organization;

•	customer support and training;

•	ability to scale operations; and

•	size and financial stability of operations.

C. ORGANIZATIONAL STRUCTURE

A list of our subsidiaries, including name, country of incorporation or residence and proportion of ownership interest and voting power is provided in “Item 19. Exhibits—Exhibit 8.1,” which is incorporated herein by reference.

D. PROPERTY, PLANT AND EQUIPMENT

Our principal registered office is located in Amsterdam, the Netherlands, with certain operating functions being carried out in Prague and Brno, Czech Republic. We lease approximately 7,991 square meters of space for our corporate offices in Brno. We also lease office space for our offices in Amsterdam and Prague and for our regional facilities in the San Francisco Bay Area in California; the Pensacola area in Florida; the Atlanta area in Georgia; the Boston area in Massachusetts; the Charlotte area in North Carolina; Beijing and Hong Kong, China; Nicosia, Cyprus; the Biarritz area in France; Darmstadt and Munich, Germany; Herzliya and Tel Aviv, Israel; and Newark and London, United Kingdom. Our leases expire at various times during the current and coming years. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Revenue Generation

We generate our revenue by selling our premium products and by monetizing our active user base through online services. The sources of our revenue are geographically diversified. In 2011, Europe, Middle East and Africa (EMEA) and the Americas represented 34.9% and 60.0% of our total revenue, respectively, with the balance of our total revenue attributable to other geographic regions.

The following table summarizes the growth in our subscription revenue and our platform-derived revenue for the years ended December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011
	(in thousands, except percentages)
Revenue by type:
Subscription revenue	$151,365	$166,904	$175,654
Platform-derived revenue	30,603	50,314	96,738

Total revenue	$181,968	$217,218	$272,392

Percentage of total revenue by type:
Subscription revenue	83.2%	76.8%	64.5%
Platform-derived revenue	16.8%	23.2%	35.5%

Total revenue	100.0%	100.0%	100.0%

Subscription revenue

The primary component of our subscription revenue is derived from the sale of premium products and online services. Payments are made upfront for the ability to access our premium products or online services, usually for a term of one or two years. These solutions include end market products offerings in security, online data backup, PC performance optimization and messaging consolidation, among others. Our premium products and solutions include additional features as well as maintenance and support services (including the right to receive unspecified future upgrades/enhancements of our products, when and if available) during the fixed term of the license. Subscription revenue is generated from the sale of fixed-term software license arrangements, which are generally sold and downloaded over the Internet or sold as packaged products through multi-tiered distribution channels. This subscription revenue is recognized ratably over the term of the related license agreement. Due to the upfront nature of the cash payments for these products, the majority of this subscription revenue is released from deferred revenue on the balance sheet.

The Company also sells perpetual software licenses primarily through indirect sales with partners, distributors and resellers and, to a lesser extent, through direct sales to customers. The perpetual license agreements include free maintenance and support services (which include the right to bug fixes, but exclude the right to receive unspecified upgrades/enhancements of the Company’s product on a when-and-if-available basis), for which vendor-specific objective evidence of the fair value of undelivered elements does not exist. The Company recognizes all revenue from arrangements ratably over the expected term for providing maintenance and support services.

We also sell through our reseller network. The sales through our reseller network are undertaken by intermediaries and we offer these intermediaries a discount on our products. As a result, we receive less revenue per customer from sales through our reseller network than we do through our online channel. We recognize revenue for products sold through our reseller network on a sell-through basis.

Growth in our subscription revenue will largely depend on our ability to sell premium versions of our software products to new users as well as our ability to sell new and additional solutions and upgrades to our existing users. This growth will also depend on our continued ability to develop new solutions for our customers.

Platform-derived revenue

To date, our platform-derived revenue consists primarily of revenue generated via our dynamic secure search solution and to a lesser extent, the sale of threat analysis data. While the searches conducted by users via our dynamic secure search solution are free to our users, we receive a proportion of the revenue generated by search providers from our users’ search activity. We intend to continue our monetization initiatives to drive a greater percentage of our active users to utilize our services more broadly and regularly and to offer services to users outside of our current user base. This platform-derived revenue is recognized at the time the service is provided. While search on mobile devices remains a small proportion of the total search market, and although we believe that our strategy for online growth will allow us to grow our revenues independent of this trend, we also believe mobile search represents an opportunity for us, and we will seek to develop it through a combination of product development and partnerships.

We have used our dynamic secure search solution to generate revenue through our search agreements with Yahoo!, from February 2008 to November 2010, and, since the implementation of our agreement in November 2010, with Google. Users of our free and paid Internet security solutions have been able to conduct dynamic secure Internet searches via Yahoo!, until May 2011, and Google, beginning in November 2010, through a search field we place in our toolbar, among other routes. In exchange for directing our active users’ search queries to search providers, we earn a percentage of the search revenue generated by such search providers. We launched our Yahoo! commercial arrangement in February 2008. We terminated our agreement with Yahoo! effective November 2010 and entered into an agreement with Google, implemented in November 2010, to serve as our primary search provider. Our platform segment is thus predominantly dependent on revenue generated by a single search results provider, which was Yahoo! from February 2008 to November 2010, and has been Google from November 2010. Our revenue generated by Google accounted for 28% of our revenue in 2011. Under our previous Yahoo! contract there was a transition period ending in May 2011, during which users of Yahoo! sourced search through our toolbar could continue to use Yahoo! sourced search, thereby still generating revenue under our Yahoo! contract, until they chose to switch to our Google sourced search.

Growth in our platform-derived revenue will depend on our ability to effectively monetize and expand our user base through additional online services and search agreements, greater user engagement and extended overall lifetimes of our products.

Key Metrics

We monitor a number of metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

Active and subscription users

Active users are those who (i) have downloaded and installed our free software on a PC or mobile device and have connected to our server twice in the preceding 30-day period or (ii) have a valid subscription license for our software. Subscription users are active users who subscribe to our premium products and online services, the primary component of our subscription revenue. We include in the number of free users trial licenses and licenses distributed for promotional purposes. We believe that our methodology for counting our user base is more conservative than methodologies used by other software companies, some of which count users with less frequent interaction.

We believe that the number of active users is the most accurate depiction of our user engagement and that active users are the most likely users of the new products and cloud-based services we intend to offer in the future. The active user metric is calculated on a per device basis, so in some cases, a single user may use multiple devices, which may increase this number, while in other cases multiple people may use a single device, which may decrease this number.

Our number of subscription users equals our number of eligible license sales multiplied by the numbers of devices protected per license. If the license is sold through the web-based channel, subscription users are counted at the time of purchase. If the license is sold through the retail channel, all subscription users under a license are counted the first time any installation under that license occurs. For example, if a user purchases a three-device license and protects only two devices, this would be counted as three users for our subscription user calculation. We apply this method consistently as we exclude unlicensed or “unauthorized” devices of abusing users (those users who are protecting more devices than authorized under their license) from our user base calculations. We also exclude illegal users (those who use manufactured or illicit license keys). Although we incur costs to support these users and provide them with updates we believe they form an important part of our viral marketing. Subscription users are counted as such for the entirety of their valid license period, irrespective of their connectivity to our servers. They are converted to free users upon the expiration of the license, unless the license is renewed.

While our system for measuring active users has been consistent since 2008, we have sought to continuously refine the accuracy of this measurement. The most significant improvement was the introduction of a license server in the first half of 2009. Prior to this, active users were calculated using the same methodology as described above (i.e., on the basis of at least two software update requests in the previous 30 days) but without certain detailed information, which adversely affected the accuracy of the calculation. For example, prior to our introduction of the license server, when we upgraded our product offering, our inability to track individual users or devices would result in double-counting of active users during the transition phase in which both the previous and upgraded solution were active. Accordingly, user numbers as of periods prior to June 30, 2009 should be viewed as being indicative only and as management’s best estimate of our total user numbers. In addition, at times during the second half of 2009 and the first nine months of 2010, we also experienced double-counting issues due to the launch of new products and related issues with service capacity caused by high download volumes.

We recognize that potential flaws in our user metrics may exist and we will continue to assess opportunities to improve our methodology of calculating these metrics. See “Item 3. Key Information—D. Risk Factors—Accurately measuring the number of our active and subscription users is difficult….” While we recently introduced two new systems for counting user numbers, these systems will not be fully implemented until all users have migrated to the new version of our products. Once these counting systems are fully implemented, based on initial results we expect that we will have greater confidence in the accuracy of our user counts, but these systems remain new and have not been tested over time, and there can be no assurance that they will meet our expectations. We may choose in the future to alter this calculation methodology to reflect changing circumstances or additional information.

In this annual report, unless otherwise indicated, user base numbers have been rounded to the nearest million. Active users as of December 31, 2011, includes approximately five million users of products and services added upon our recent acquisition of TuneUp. Subscription users as of December 31, 2011, includes approximately three million subscription users of products and services added upon our recent acquisition of TuneUp.

Revenue per active user

Revenue per active user is defined as total revenue divided by the average number of active users in that period. The increasing revenue per active user is a reflection of our success in increasing the monetization of our active user base. We monitor revenue per active user because we believe it reflects whether we have been successful in our strategies to increase the combined platform and subscription revenue from each user. We monitor total revenue per active user, rather than monitoring platform revenue per active user or subscription revenue per active user in isolation, because each active user provides opportunities for us to realize both platform and subscription revenue through our platform monetization initiatives, such as our dynamic secure search solution, and through our multiple product strategy of up-selling and cross-selling our expanding set of premium products and online services to all of our users. We monitor revenue per active user to assist us in making strategic decisions primarily in three ways:

•

seeking to optimize the revenue per user we currently receive from our existing user base in order to increase our revenue per active user in the near term, including by optimizing the monetization methods used with different user base segments;

•	determining whether to invest in increasing the size of different user base segments to the extent that we have current opportunities to monetize them; and

•	determining whether to invest in increasing the size of different user base segments to the extent that we have identified opportunities to monetize them in the future.

As a result, revenue per active user represents the outcome of our strategic priorities and may vary across periods depending on the extent to which we are pursuing each of the strategies described above.

	For the year ended or as of December 31,
	2009	2010	2011
Total revenue (in thousands)	$181,968	$217,218	$272,392
Active users at period end (in millions)	99	98	108
Average active users(1) (in millions)	91	98	103
Revenue per average active user	$2.00	$2.21	$2.65

(1)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

Non-U.S. GAAP Measures

Adjusted net income and free cash flow and their related ratios are non-U.S. GAAP measures and should not be considered alternatives to the applicable U.S. GAAP measures. In particular, adjusted net income and free cash flow, and their related ratios, should not be considered as measurements of our financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity.

Adjusted net income and free cash flow are measures of financial performance or liquidity and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, analysis of our results of operations, including our cash flows, as reported under U.S. GAAP. We use them in evaluating our business as supplemental measures of our operating performance and liquidity. Some of the limitations of adjusted net income and free cash flow and their related ratios as measures are:

•	they do not reflect our cash expenditure or future requirements for capital expenditure or contractual commitments, nor do they reflect the actual cash contributions received from customers;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, investors should rely on our consolidated financial statements prepared in accordance with U.S. GAAP and treat our adjusted net income and free cash flow as supplemental information only.

Adjusted net income

Adjusted net income is defined as net income for the period, adding back: share-based payments; acquisition-related intangible asset amortization expense; settlement of pre-existing relationships with a reseller on acquisition in 2011; and benefit (provision) for income taxes and deducting from adjusted profit before taxes the impact of a normalized tax rate of 14% in 2010 and 2011 and a blended rate of 11.1% in 2009 based on the effective tax rates of the relevant jurisdictions for the applicable adjustments. We have included adjusted net income in this annual report because it is a basis upon which our management assesses our financial performance. In addition, we present this measure because it is used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in our industry. Adjusted net income is helpful as it eliminates the impact of items that we do not consider indicative of our core operating performance, facilitating comparison of operating performance from period to period and company to company by backing out potential variations in items such non-cash expenses as share-based compensation and the amortization of acquired intangibles.

Adjusted net income as disclosed in this annual report reflects an adjustment to normalize tax as stated above, which includes an adjustment to remove the non-recurring tax benefit taken to our statement of comprehensive income created by our entry into the “innovation box” tax regime in the Netherlands. This additional adjustment to adjusted net income had no effect or a marginal effect on our adjusted net income for 2009 and 2010, but decreased the 2011 adjusted net income significantly by removing the impact of the benefit for income taxes shown in our statement of comprehensive income in 2011 of $49.3 million. Our profit and loss tax charge varies from period to period and has shown significant variations from our cash tax charge in particular caused by our entry into a beneficial tax regime—known as the “innovation box” tax regime—in the Netherlands which resulted in a significant tax credit in June 2011. In order to remove the period to period impact of these variations, we have used an estimated normalized tax rate of 14% in our calculation of adjusted net income for 2010 and 2011 to better reflect the core operational changes in our business. The normalized tax rate of 14% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges. The tax rate reflected on our income statement for 2009 and 2010 was on average approximately 12.7% and the tax paid reflected on our cash flow statement in 2011 was approximately 13% with the tax paid as reflected on the cash flow statement over the last three years being approximately 17%.

In the quarter ended December 31, 2011, we made an adjustment to adjusted net income and free cash flow of $3.7 million (net of tax $3.2 million) related to the settlement of pre-existing relationships with a reseller on purchase of a reseller based in Germany which serviced the Germany, Austria and Switzerland region, or the DACH reseller. In total, we paid $9.1 million for the DACH reseller including an amount of $3.7 million that was ultimately determined to be in connection with the settlement of pre-existing relationships between the parties, separate from the acquisition. We believe that the amount attributable to settling the pre-existing relationships of $3.7 million (net of tax $3.2 million) should be excluded from adjusted net income and free cash flow.

In evaluating adjusted net income, you should be aware that in the future we will incur expenses similar to the adjustments reflected below. For example, while share-based compensation is a component of cost of revenue and operating expenses, the impact to our consolidated financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of our ordinary shares. Our presentation of adjusted net income should not be construed as an inference that our future results will be unaffected by amortization, share-based compensation or any unusual or non-recurring items. Furthermore, we may in future periods make additional adjustments to the definition of adjusted net income to reduce the impact of any unusual or non-recurring items.

The following table presents a reconciliation of adjusted net income to net income, the most comparable U.S. GAAP measure, for each of the periods indicated.

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Adjusted net income:
Net income	$52,485	$57,912	$100,432
Add back: Share compensation	8,289	6,773	6,396
Add back: Acquisition amortization(1)	2,435	2,951	4,466
Add back: Adjustment for reseller acquisition(2)	—	—	3,673
Add back: Benefit (provision) for income taxes	6,538	9,394	(49,260)

Adjusted profit before taxes	69,747	77,030	65,707

Less: Tax effect(3)	(6,951)	(10,784)	(9,199)

Adjusted net income	$62,796	$66,246	$56,508

(1)	Includes amortization of acquired intangibles.
(2)	Represents incremental payments to a reseller based in Germany, for approximately $3.7 million (Euro 2.6 million) in cash as an amount attributable to settling pre-existing relationships, including settling disputes with the former owners of the reseller as part of the acquisition of the reseller in October 2011. The amount attributable to settling the pre-existing relationships was included as a charge to General and administration expense in our statement of comprehensive income.
(3)	Adjusted for impact of normalized tax rate of 14% in 2010 and 2011. The normalized tax rate of 14% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges. In 2009 we made the adjustments for the tax based on the effective tax rates of the relevant jurisdictions for the applicable adjustments at a blended rate of 11.1%.

Free cash flow

Free cash flow is defined as net cash provided by operating activities less capital expenditures (which we define as being made up of payments for property and equipment and intangible assets) less interest income (expense), net (which includes amortization of financing costs and loan discount) and in 2011 adding an adjustment net of taxes for the settlement of pre-existing relationships as a result of the acquisition of a reseller. See “—Adjusted net income” above for a discussion of this adjustment for reseller acquisition. We have included free cash flow in this annual report because we believe free cash flow reflects the actual net cash surplus available to fund the operation and expansion of our business after payment of capital expenditures related to IT infrastructure required to maintain or expand our asset base.

In evaluating free cash flow, you should be aware that in the future we will incur expenses similar to the adjustments reflected below. Our presentation of free cash flow should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. Furthermore, we may in future periods make additional adjustments to the definition of free cash flow to reduce the impact of any unusual or non-recurring items.

The following table presents a reconciliation of free cash flow to net cash provided by operations, the most comparable U.S. GAAP measure, for each of the periods indicated.

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Net cash provided by operating activities	$79,483	$87,911	$82,911
Less: Payments for property and equipment and intangible assets	(6,632)	(11,686)	(11,373)
Less: Interest income (expense), net(1)	(171)	(29)	14,861
Add back: Adjustment for reseller acquisition(2)	—	—	3,159

Free cash flow	$72,680	$76,196	$89,558

(1)	The tax adjustment for interest income (expense), net in 2011 is based on an assumed tax rate of approximately 10%, which is a blended rate based on internal estimates of what our effective tax rate was for that period in the Netherlands. In 2009 and 2010 the adjustments were immaterial.
(2)	Represents incremental payments to a reseller based in Germany, for approximately $3.7 million (Euro 2.6 million) in cash as an amount attributable to settling pre-existing relationships, including settling disputes with the former owners of the reseller as part of the acquisition of the reseller in October 2011. The amount attributable to settling the pre-existing relationships was included as a charge to General and administration expense in our statement of comprehensive income. This settlement has been adjusted for the impact of a normalized tax rate of 14% for the group, showing a net adjustment after tax of $3.2 million. The normalized tax rate of 14% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges

Key Factors Affecting Our Performance

The following discussion highlights the key factors we believe affect our results of operations.

Increasing platform monetization of our active user base

A key element of our anticipated growth is our ability to increasingly monetize our platform by providing new premium products and online services that drive subscription and platform-derived revenue. We believe platform-derived revenue will represent an increasing percentage of our overall revenue in the near term as we pursue additional search agreements. The primary component of platform-derived revenue is from search agreements, whereby we deliver user Internet search requests submitted into our dynamic secure search solution to our search providers. Our subscription revenue includes the sale of premium products and solutions, including our premium Internet Suite, identity protection, system optimization and PC optimization software, among others.

Platform-derived revenue is dependent upon the volume of Internet searches conducted. We have formed a number of strategic alliances and agreements that allow us to market and cross-sell products and online services to our active users. If we are not able to provide additional products and online services that enable us to further monetize our platform, grow the number of users who use our dynamic secure search solution, increase the amount of premium products sold, or continue and extend key agreements that provide a substantial portion of our platform-derived revenue our revenue and profitability could be adversely affected. Further, currently our search revenues are derived solely from PC-based search partnerships. Products and solutions that will allow us to monetize search from mobile and tablet devices are currently under development. Our revenue and profitability will be harmed if these products and solutions are unsuccessful. Given the anticipated growth in the overall search market, including the mobile segment, we believe that our opportunity will continue to grow provided that we execute our plans for products and solutions targeting these new markets. However, failure to expand successfully into mobile and tablet search could negatively impact the rate of growth we may achieve.

Growth of our user base

Growth of our user base is a primary driver of our revenue. Growth in our subscription user base is the primary driver of our subscription revenue and growth in our active user base, along with aggregate paid clicks and cost per click, drives platform-derived revenue.

Active users

The primary driver of growth of our active user base has been increasing user awareness of our solutions and the AVG brand, which we promote through online viral marketing, including word-of-mouth advertising, blogs and other media referrals. In addition, periodic enhancements and functionality additions made to our free solutions also contribute to overall active user base growth. Growth of our active user base also reflects our general strategy toward localization, i.e., producing versions of our products in local languages and in some cases adapted for specific markets. We build a presence in new markets through the introduction of our free Internet security software in advance of our premium products. If these various strategies do not work and we are not able to grow our active user base over the long term, our business and profitability could be adversely affected.

Subscription users

Subscription users are those who subscribe to premium products, the primary component of subscription revenue. Growth in our subscription user base is driven by increasing user awareness of our premium products and brand, leading to both greater numbers of visits to our website and increasing traffic to our web-based distribution platform, which generates direct sales (i.e., without an upgrade from the free product). Enhancements and functionality additions to our premium solutions (as compared with our free product) have contributed to the growth of our subscription user base, particularly as those solutions have evolved to more comprehensive software suites. The growth of our active user base has also contributed to growth of our subscription user base by increasing the pool of users who may potentially upgrade to our premium solutions (and are accordingly converted into subscription users). As with direct sales, this dynamic is driven by the enhancements and additional functionality of our premium solutions. If users do not recognize the value of our premium solutions, or do not find our solutions compelling relative to the cost of these solutions, they may choose to utilize our free solutions. If users choose not to purchase or renew access to our premium solutions and we experience a significant decline in our subscription user base, our revenue and profitability may suffer.

User retention

One variable affecting the growth and stability of our user base is our ability to retain existing users, which is influenced by a variety of factors. For example, our ability to retain both subscription users and active users is affected by the frequency with which our users replace their personal computers, as free trial versions of antivirus and other software are typically preinstalled on new personal computers. In addition, due to our limited ability to track users based on personally identifiable information, even if existing users continue using our products on new personal computers, it historically has appeared to us as the loss of an existing customer and the addition of a new customer. Assessment of retention of free users is particularly difficult as we collect little or no identifiable information on these users. User retention also depends on the mix of products sold to consumers versus small businesses, as different user types have different retention characteristics. Another factor affecting subscription user retention is the extent to which we invest in various marketing and customer loyalty programs, such as discounted pricing for renewals and two-year subscriptions. We may adjust our pricing strategy from time to time with the objective of increasing our revenue per active user, which may cause decreases in our subscription renewal rates even if it increases overall revenue. For example, we may reduce discounts given to renewing users, which could increase overall revenue if the increase in revenue from each renewing user is not fully offset by the decrease in revenue caused by the resulting decline in renewal rates. We have begun implementing auto-renewals for subscription users (an opt-in option selected by the user at the time of purchase to automatically renew the relevant subscription and to charge the user’s pre-designated debit or credit card) where possible and permitted by law to increase our retention of subscription users. Approximately 43% of subscription users purchasing a license online in 2011 have opted for auto-renewal. However, certain proposed regulations in the European Union and the United States may not allow for auto-renewal in the future, which may result in a lower renewal rate by our existing subscription users. Finally, many of our products and services apart from anti-virus software were introduced recently, so we have little information on retention of users of these products and services. Additional factors relating to these products and services may also prove to impact retention.

Advertising clicks and revenue per click

The substantial majority of our platform-derived business to date and expected for the near term is based on secure Internet searches. When users install our toolbar or various other applications, we provide them with our dynamic secure Internet search functionality. Except for DNS-error-page-related queries, which are sent to Yahoo!, each request for an Internet search query by a user is generally sent to our primary search provider, which is currently Google. Google’s advertisers pay Google a fee each time a user clicks on one of the advertisers’ ads displayed on Google’s sponsored links. We receive a percentage of the fee Google receives as platform-derived revenue, which in turn is dependent on the fees Google receives from the click-through of a user. The fees per click are based on a variety of factors that are beyond our control and our revenue and profitability may be harmed if these factors do not move in our favor. If we are not able to grow the aggregate number of clicks or searches, conversion of search queries to click-throughs, number of toolbar installations and lifetime value of the toolbar, our platform-derived revenue may be impacted.

Security demand and awareness

Our free Internet security software serves as our primary customer acquisition vehicle. Internet users view security software as a prerequisite for a secure, safe Internet experience.

The size of our user base, and consequently our result of operations, are influenced by general growth in the consumer and small business security market, broader interest in security software and changes in the awareness among consumers and small businesses as to the need for Internet security. The growing use and popularity of the Internet has led to increased demand for Internet security solutions, including our products. In addition, newsworthy events involving or predicting harm caused by significant and extensive breaches of Internet security, cause demand for our products to increase. As cybercrime has increased in both frequency and sophistication, our users have demanded more comprehensive Internet security solutions. We believe that as online activity and the interconnectivity of devices continues to increase, the security requirements of our users will also increase.

Online marketing and distribution

Our business model benefits our profitability by facilitating and encouraging viral marketing and soliciting product development ideas from our active users, which can reduce operating expenses. In particular, our model helps to limit the growth in our sales and marketing and customer acquisition expenses.

From 2009 to 2011, our revenue was increasingly derived from our own online channels, including sales of our software solutions through our own web-based distribution platform and our platform-derived revenue, as opposed to our reseller network (which includes offline sales and sales through third-party distributors (whether in retail stores or on the Internet)). Growth in our web-based distribution has had the effect of increasing the percentage contribution of our sales to our overall profitability by eliminating costs incurred with respect to third-party distributors and lowering our own cost of sales. Over the near term, we expect sales from online channels to increase as a percentage of total revenue.

The following table summarizes our revenue by distribution channel for each of the years ended December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Reseller network	$58,126	$68,886	$68,246
Web-based and platform-derived	123,841	148,332	204,146

Total	$181,968	$217,218	$272,392

Currency fluctuations

Our reporting currency is the U.S. dollar, notwithstanding that we are organized under the laws of the Netherlands. In 2011, 77% of our revenue was generated in U.S. dollars, while 9% was generated in British pounds sterling, 2% in Czech crowns and 11% in euros. In addition, in 2011 we incurred 25% of our costs in Czech crowns. As a result, we have both transaction and translation currency exposures to the pound sterling, Czech crown and euro. In 2008, we began to hedge our transaction currency exposure to the pound sterling, Czech crown and euro. The effects of these hedges are accounted for in our finance income and expenses.

In addition, due to Czech regulations, the functional currency of our primary Czech operating subsidiary is the Czech crown. This gives rise to a profit and loss revaluation charge on our U.S. dollar assets of that Czech subsidiary denominated in U.S. dollars. The same applies to certain other subsidiaries in other jurisdictions, such as Germany and the United Kingdom, although to a lesser extent. We manage this balance sheet exposure but do not use financial instruments to hedge these positions as we believe these are technical accounting exposures only. In 2011, the effect of this exposure was immaterial.

Effective tax rate

Through May 31, 2011, our effective tax rate was mainly determined by the nominal corporate tax rate of 10% in Cyprus and the corporate tax rate in the Czech Republic, where we benefit from a relatively low corporate tax rate. In 2007, the Czech corporate tax rate was 24%, and by 2011, that rate had declined to 19%. As a result, our effective tax rate was 11.1% in 2009, 13.9% in 2010 and (96.3)% in 2011. The Company’s profit and loss tax charge varies from period to period and has shown significant variations from its cash tax charge. On June 1, 2011, we entered into an innovation tax regime in the Netherlands and recognized tax benefits (deferred tax assets) which significantly impacted our effective tax rate. As a result, we received a credit, or a benefit to our income statement of $56.3 million in June 2011, and then an offsetting charge of $7.0 million in the third and fourth quarters of 2011 as this balance was released.

As of June 1, 2011, we reorganized our operating model by centralizing the ownership of certain intangible intellectual property rights (and the future development of those rights) in the Netherlands. As a result of this group tax restructuring our effective tax rate will in future mainly be determined by the “innovation box” tax regime in the Netherlands, the nominal corporate tax rate of 10% in Cyprus and the corporate tax rate in the Czech Republic. Effective January 1, 2007, and as further amended on January 1, 2010, Dutch corporate tax legislation provides for a specific tax benefit for income generated by the exploitation of technology that results, among other things, from research and development activities, generally referred to as the “innovation box.” On May 31, 2011, we entered into an agreement with the Dutch tax authorities regarding the application of this regime to AVG. The agreement confirms the application of the tax incentive to the Dutch operations, and establishes the methodology to be used to determine our income from the technology. In addition, this agreement confirms the amount of depreciation deduction that we may take each year and also confirms the tax deductible depreciation of the intellectual property rights centralized in the Netherlands which have an agreed tax base increased to fair market value as per June 1, 2011, and tax deductibility of certain related expenses, including interest expenses. As a result, income attributable to certain research and development activities is subject to an effective tax rate of 5%, in lieu of the Dutch statutory corporate income tax rate of 25%. Our effective tax rate is subject to the uncertainties described under “Item 3. Key Information—D. Risk Factors—Challenges by various tax authorities to our international structure may, if successful, increase our effective tax rate and adversely affect our earnings” and “Item 3. Key Information—D. Risk Factors—Changes in tax laws or in the channels in which we distribute our solutions may adversely affect our reported results.”

Cost of Sales and Operating Expenses

Cost of sales

Cost of sales primarily consists of customer support, costs of electronic downloads, commissions to payment providers, amortization of purchased technology, software development costs, costs of packaging and license fees for technologies implemented into our software product.

Operating expenses

We classify our operating expenses into three categories: sales and marketing, research and development and general and administration. These categories correspond to different departments within our company.

Our operating expenses primarily consist of personnel costs, contract research and development costs, marketing costs, professional service fees and depreciation and amortization costs. Personnel costs for each category of operating expenses include salaries, bonuses, social and health insurance, other employee benefits and share-based compensation for personnel in that category, as well as an allocation of our facilities costs. We allocate share-based compensation expense resulting from the amortization of the fair value of options. We allocate overhead, such as rent, computer and other technology costs, to each expense category based on worldwide headcount in that category.

Sales and marketing

Sales and marketing expense primarily consists of personnel costs for our sales, marketing, business development and customer support employees and executives; commissions earned by our sales personnel; the cost of marketing programs such as online lead generation; promotional events and webinars; the cost of business development programs; and outsourced customer support costs. We also include the distribution of updates for our free product in this category. From 2009 to 2011, we made investments to expand our sales operations in the United Kingdom, the United States and France. We intend to increase our sales and marketing expense as a percentage of revenue and on a dollar basis, particularly in the United States and Europe, to increase brand awareness, product adoption and user growth.

Research and development

Research and development expense primarily consists of personnel costs for our product development, product management employees and fees to our contract development vendors. We have devoted our development initiatives primarily to expanding our product line, building out a larger product management organization and increasing the functionality and enhancing the ease of use of our solutions. Our primary research and development operations are in the Czech Republic, where we are able to take advantage of strong technical talent. Recent technology acquisitions have seen us increase our development base in Israel. We recently started an innovation center in Amsterdam and intend to increase operational investments in the Netherlands. We expect to increase research and development expense, as a percentage of revenue and on a dollar basis, reflecting investments in our new Amsterdam innovation center.

General and administration

General and administration expense primarily consists of personnel costs for our executive, information technology, finance, legal, human resources, corporate development and administrative personnel, as well as legal, accounting and other professional service fees, other corporate expenses, merger and acquisition costs that are charged to the profit and loss account and depreciation and amortization. We expect to increase general and administrative expense, as a percentage of revenue and on a dollar basis, reflecting investments in our public company infrastructure.

Income tax expense

Income tax expense consists of the taxes we pay in several countries on our taxable income as well as deferred tax with respect to timing differences relating to our deferred revenue. For further information on the breakdown of our income tax components, see our consolidated financial statements included in this annual report beginning on page F-1.

Results of Operations

The following table summarizes our consolidated results of operations for the years ended December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Statement of Comprehensive Income Data and Other Key Metrics:
Revenue:
Subscription	$151,365	$166,904	$175,654
Platform-derived	30,603	50,314	96,738

Total revenue	181,968	217,218	272,392
Cost of revenue:(1)
Subscription	30,112	26,686	23,374
Platform-derived	1,308	2,293	7,849
Total cost of revenue	31,420	28,979	31,223

Gross profit	150,548	188,239	241,169

Operating expenses:(1)
Sales and marketing	45,988	58,562	76,933
Research and development	19,533	23,364	35,008
General and administrative	24,404	40,683	60,710

Total operating expenses	89,925	122,609	172,651
Operating income	60,623	65,630	68,518
Other income (expense), net	(1,600)	1,722	(17,104)

Income before income taxes and loss from investment in equity affiliate	59,023	67,352	51,414
Benefit (provision) for income taxes	(6,538)	(9,394)	49,260
Loss from investment in equity affiliate	—	(46)	(242)

Net income	52,485	57,912	100,432
Other operating metrics:
Adjusted net income(2) (unaudited)	$62,796	$66,246	$56,508

Net cash provided by operating activities	$79,483	$87,911	$82,911

Net cash used in investing activities	$(19,157)	$(15,340)	$(69,544)

Net cash used in financing activities	$(71,702)	$(54,367)	$(15,329)

Free cash flow(3) (unaudited)	$72,680	$76,196	$89,558

(1)	We have recognized employee share-based compensation in the consolidated statements of comprehensive income as follows:

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Cost of revenue	$178	$61	$21
Sales and marketing	2,520	2,049	949
Research and development	1,108	1,008	1,116
General and administrative	4,483	3,655	4,310

Total share-based compensation expense	$8,289	$6,773	$6,396

(2)	Adjusted net income is defined as net income for the period, adding back: share-based payments; acquisition-related intangible asset amortization expense; settlement of pre-existing relationships with a reseller on acquisition in 2011; and benefit (provision) for income taxes and deducting from adjusted profit before taxes the impact of a normalized tax rate of 14% in 2010 and 2011 and a blended rate of 11.1% in 2009 based on the effective tax rates of the relevant jurisdictions for the applicable adjustments. In addition, in 2011 there was an adjustment for our acquisition of one of our resellers, adjusted by the impact of a 14% normalized tax rate. For a reconciliation of adjusted net income to net income, the most comparable U.S. GAAP measure, see “—Non-U.S. GAAP Measures—Adjusted net income.”
(3)	Free cash flow is defined as net cash provided by operating activities less capital expenditures (which we define as being made up of payments for property and equipment and intangible assets) less interest income (expense), net (which includes amortization of financing costs and loan discount) and in 2011 adding an adjustment net of taxes for the settlement of pre-existing relationships as a result of the acquisition of a reseller. For a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP financial measure, see “—Non-U.S. GAAP Measures—Free cash flow.”

	For the year ended or as of December 31,
	2009	2010	2011
	(unaudited, users in millions)
User metrics:
Active users(1)	99	98	108

Subscription users(2)	10	12	15

Revenue per average active user(3)	$2.00	$2.21	$2.65

(1)	Active users are those who (i) have downloaded and installed our free software on a PC or mobile device and have connected to our server twice in the preceding 30-day period or (ii) have a valid subscription license for our software. For further detail on our definition and counting of active users, see “—Key Metrics—Active and subscription users.”
(2)	Subscription users are a subset of active users who subscribe to one or more of our premium products. Payments from subscription users make up the substantial majority of subscription revenue. For further detail on our definition and counting of subscription users, see “—Key Metrics—Active and subscription users.”
(3)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

The following table presents our consolidated results of operations for the periods indicated as a percentage of total revenue. Percentages from certain line items do not sum to the subtotal or total line items due to rounding. The period-to-period comparisons of results are not necessarily indicative of results for future periods.

	Year ended December 31,
	2009	2010	2011
Consolidated Income Statement:
Revenue:
Subscription	83.2%	76.8%	64.5%
Platform-derived	16.8	23.2	35.5
Total revenue	100.0	100.0	100.0

Cost of revenue:
Subscription	16.5	12.3	8.6
Platform-derived	0.7	1.1	2.9
Total cost of revenue	17.3	13.3	11.5

Gross profit	82.7	86.7	88.5

Operating expenses:
Sales and marketing	25.3	27.0	28.2
Research and development	10.7	10.8	12.9
General and administrative	13.4	18.7	22.3

Total operating expenses	49.4	56.4	63.4

Operating income	33.3	30.2	25.2

Other income (expense), net	(0.9)	0.8	(6.3)

Income before income taxes and loss from investment in equity affiliate	32.4	31.0	18.9

Benefit (provision) for income taxes	(3.6)	(4.3)	18.1
Loss from investment in equity affiliate	—	—	(0.1)

Net income	28.8%	26.7%	36.9%

Years ended December 31, 2009, 2010 and 2011

Revenue

	Year ended December 31,			Change 2009 vs. 2010		Change 2010 vs. 2011
	2009	2010	2011	In dollars	Percentage	In dollars	Percentage
	(in thousands, except percentages)
Subscription revenue (in thousands)	$151,365	$166,904	$175,654	$15,539	10.3%	$8,750	5.2%
Percentage of total revenue	83.2%	76.8%	64.5%
Platform-derived revenue (in thousands)	$30,603	$50,314	$96,738	$19,711	64.4%	$46,424	92.3%
Percentage of total revenue	16.8%	23.2%	34.5%
Total revenue (in thousands)	$181,968	$217,218	$272,392	$35,250	19.4%	$55,174	25.4%
Average active users(1) (in millions)	91	98	103		7.9%		5.1%
Revenue per average active user	$2.00	$2.21	$2.65	$0.21	10.6%	$0.44	19.9%

(1)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

The increase in subscription revenue in 2011 compared to 2010 was primarily attributable to increased renewals, revenue from which increased by 25% to $66 million, offset by lower first purchases. The increased renewal level was assisted by the impact of auto-renewal, which had a 38% adoption rate from first-time online purchase sales in 2011. Renewal rates for users who had previously adopted auto-renewal were 65% in 2011. We believe that our subscription revenue growth will be sustainable and may accelerate in 2012 due to the multiple product strategy we have started to implement during 2011, which involves expanding our platform beyond internet security to include a variety of other products and online services. As discussed in “Item 4. Information on the Company—B. Business Overview—Our Growth Strategy,” our goals in implementing this strategy include up-selling or cross-selling our various products to our user base, expanding our user base and driving greater user engagement, which could increase monetization of our user base. However, we are only at the early stages of implementing this strategy and there can be no assurance that we will succeed.

The increase in subscription revenue in 2010 compared to 2009 was primarily attributable to an increase in sales driven by an increase in the renewal rates for our products, which increased subscription revenue from renewing users from $34.8 million to $52.7 million. These renewal increases were partially offset by a decrease in sales to first-time subscription users, which reduced subscription revenue from first-time users from $116.6 million to $114.2 million, and negative pricing pressure on our premium products.

The increase in platform-derived revenue in 2011 compared to 2010 was primarily due to increased monetization from our dynamic secure search solution. This increase was driven by our transition from Yahoo! to Google as our primary search provider, which we successfully completed in May 2011, and product improvements that we believe are leading to greater customer retention, both of which are driving increased numbers of searches. We have seen a significant increase in the platform-derived revenue per average active user as a result of these developments from $0.51 per user in 2010 to $0.94 in 2011. We will see the benefits of the transition to Google until May 2012.

The increase in platform-derived revenue in 2010 compared to 2009 was primarily due to an increase in revenue generated by our search agreements driven by greater utilization of our dynamic secure search solution, growth in the number of our active users throughout the period, as average active users increased from 91 million in 2009 to 98 million in 2010, and our diversification into adjacent product areas. As of November 2010, Google replaced Yahoo! as our search provider for all new and upgrading users. We believe that the additional revenue earned from increased utilization of our search feature was partly attributable to enhancements that we made to the user interface and functionality of our search platform. We intend to continue our diversification into adjacent product areas. See “Item 4. Information on the Company—B. Business Overview—Our Growth Strategy.”

The increases in revenue per average active user in 2011 compared to 2010 and in 2010 compared to 2009 were driven by the same factors that drove the increases in subscription revenue and platform-derived revenue discussed above, apart from the changes in the size of our user base, which impact absolute amounts of subscription revenue and platform-derived revenue and do not impact revenue per average active user.

Cost of revenue

	Year ended December 31,			Change 2009 vs. 2010		Change 2010 vs. 2011
	2009	2010	2011	In dollars	Percentage	In dollars	Percentage
	(in thousands, except percentages)
Cost of revenue	$31,420	$28,979	$31,223	$(2,441)	(7.8)%	$2,244	7.7%
Percentage of total revenue	17.3%	13.3%	11.5%

The increase in the cost of revenue in 2011 compared to 2010 reflects increased bookings offset by ongoing cost optimization with current providers. Payments to third parties for using their intellectual property increased 86% ($4.8 million) year over year primarily due to our toolbar provider costs increasing during the period, but we expect these to decrease as the purchase of a search technology partner, iMedix, will reduce this cost on the cost of revenue line and will instead be reflected as operating expense from the purchased entity. We also continued to optimize our customer services costs, which decreased by 13% year over year to $8.2 million, as we transitioned to a new customer services provider. We also reduced transaction processing fees for our electronic distribution by 22% during the period as we reduced our reliance on third-party providers. While we have been successful in reducing costs of revenue historically, we anticipate that our move into search distribution will increase our cost of revenue in future periods and we estimate that in future periods these costs may constitute up to 15% of revenues.

The decrease in the cost of revenue from 2009 to 2010 reflects favorable changes to our payment processor terms of $3.5 million and reductions in product distribution costs of $1.4 million following our negotiation of more favorable terms with our third party customer support providers. This was offset by increasing license fees of $2.2 million reflecting increased product sales.

The optimization of our web-based distribution platform and renegotiation of the primary contracts with our web distribution providers throughout the period resulted in improved terms and as a result, we experienced substantial reductions in costs per sale, which offset much of the increase from additional overall sales and third-party license fees.

In 2009, we also began to pay search provider fees to third parties. The revenue from search had been booked on a net basis in early 2009 until we changed our business partner and the nature of our relationship with this partner meant that we booked license fees on this product for the first time.

Although our cost of sales grew as our volume of sales increased, our gross profit margins have increased over all three years (82.7%, 86.7% and 88.5% in 2009, 2010 and 2011, respectively). We anticipate that we will undertake more agreements to sell third-party products in the future and the success of these product sales may cause this margin to decline in future years.

Sales and marketing

	Year ended December 31,			Change 2009 vs. 2010		Change 2010 vs. 2011
	2009	2010	2011	In dollars	Percentage	In dollars	Percentage
	(in thousands, except percentages)
Sales and marketing	$45,988	$58,562	$76,933	$12,574	27.3%	$18,371	31.4%
Percentage of total revenue	25.3%	27.0%	28.2%

The increase in sales and marketing expenses in 2011 compared to 2010 was due to an increase in marketing spend of $13.3 million and additional payroll costs of $4.7 million from growth in sales and marketing headcount. The increased marketing spend reflects our commitment to both brand advertising and specific online advertising campaigns as well as company’s move from a single to a multi-product portfolio and new initiatives to drive top line growth and market share, particularly in the tune up, mobile and search distribution areas. Sales and marketing expenses are expected to increase as a percentage of revenue in 2012 as a result of continuous investment in these areas which is expected to deliver higher margins in the future as these businesses mature, although no assurances can be made.

The increase in sales and marketing expenses in 2010 compared to 2009 was due to an increase in payroll expenses of $8.7 million as a result of hiring additional employees who were brought in from acquisitions as well as adding members to our management team, and $2.1 million of incremental direct marketing spend.

Research and development

	Year ended December 31,			Change 2009 vs. 2010		Change 2010 vs. 2011
	2009	2010	2011	In dollars	Percentage	In dollars	Percentage
	(in thousands, except percentages)
Research and development	$19,533	$23,364	$35,008	$3,831	19.6%	$11,644	49.8%
Percentage of total revenue	10.7%	10.8%	12.9%

The increase in research and development expenses in 2011 compared to 2010 was primarily the result of research and development headcount with the acquisition of the mobile platform company, Droid, and our acquisition of the iMedix search team. We have also grown our product management team organically to allow us to support our multi-product strategy with the addition of TuneUp Software and investments in online back-up and mobile solutions. Total payroll costs increased $8.2 million year over year. As of December 31, 2010, we had 229 employees in research and development compared to 343 employees as of December 31, 2011. This expansion occurred primarily in the Czech Republic, but we also added key personnel in the United States, the Netherlands and other locations through acquisitions. As we continue to expand our activities in research and development and our product management requirements increase, we anticipate research and development headcount will continue to increase with the associated increase in costs. The increase in research and development expenses in 2010 compared to 2009 was due to an increase in payroll expenses of $1.3 million as a result of the hiring of additional employees in the product management and development teams and increased spending on outsourced research and development services provided by consultants and other third parties of $1.4 million.

General and administration

	Year ended December 31,			Change 2009 vs. 2010		Change 2010 vs. 2011
	2009	2010	2011	In dollars	Percentage	In dollars	Percentage
	(in thousands, except percentages)
General and administration	$24,404	$40,683	$60,710	$16,279	66.7%	$20,027	49.2%
Percentage of total revenue	13.4%	18.7%	22.3%

The increase in general and administration expenses in 2011 compared to 2010 was due primarily to two factors. Payroll expenses increased by $8.2 million as we continued to strengthen the management team and added key personnel in the United States, the Netherlands, Germany and other locations. We also incurred significant expenditures including those related to our conversion to U.S. GAAP, controls procedure assessments, implementation related to our IPO and future public reporting as a U.S. listed company; these costs totaled $3.5 million in 2011. General and administrative expenses further included significant acquisition-related transaction costs from the various acquisitions we concluded in 2011.

On October 31, 2011, we acquired one of our resellers, a German reseller of AVG products in Germany, Austria and Switzerland, or AVG DACH, for approximately $9.1 million in cash. The payment of $9.1 million that we made to acquire AVG DACH was split into (1) an amount attributable to settling pre-existing relationships, including settling disputes with the former owners of the acquiree and (2) an amount attributable to consideration for the transaction. The amount attributable to settling pre-existing relationships, including settling disputes with the former owners of the acquiree, was determined at $3.7 million and was included as a charge to General and administration expense in our statement of comprehensive income.

We expect that general and administrative expenses will decline in 2012 on a percentage of revenue basis. The increase in general and administration expenses from 2009 to 2010 was due to certain costs that we incurred in 2010, including a $3.6 million write-off relating to direct expenses for our efforts at listing on Euronext Amsterdam, a further $1.3 million in consulting fees primarily related to this listing, $2.9 million in additional payroll expenses in connection with the build out of the management team and $1.9 million in costs associated with merger and acquisition activities.

Other income (expense), net

	Year ended December 31,			Change 2009 vs. 2010		Change 2010 vs. 2011
	2009	2010	2011	In dollars	Percentage	In dollars	Percentage
	(in thousands, except percentages)
Other income (expense), net	$(1,600)	$1,722	$(17,104)	$3,322	NM	$(18,826)	NM
Percentage of total revenue	(0.9)%	0.8%	(6.3)%

NM—Not meaningful.

Other income in 2011 decreased by $18.8 million over 2010 mainly due to an increase in interest costs of $16.5 million (including amortization of financing costs and loan discount) due to outstanding borrowings under our new term loan facility in the first quarter of 2011. We anticipate interest expense to remain at this higher level, which was $5.2 million (including amortization of financing costs and loan discount) for the three months ended December 31, 2011, until we commence repaying capital in March 2012. In addition, we had foreign exchange losses of $(0.1) million in the period compared to a $2.2 million gain in the prior period. The functional currency of our operating subsidiary in the Czech Republic is the Czech crown. Changes in that subsidiary’s assets and liabilities denominated in other currencies that are due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. The majority of foreign currency denominated assets in this subsidiary are in U.S. dollars, and we typically do not utilize hedge instruments to cover exposure which may arise as a result of balance sheet accounting exposure. The same applies to certain other subsidiaries in other jurisdictions, such as Germany and the United Kingdom, although to a lesser extent.

The increase in other income in 2010 compared to 2009 was primarily attributable to gains resulting from foreign exchange fluctuations to the extent that these are recognized through the profit and loss account.

As a result of all the above factors, our income before income taxes and loss from investment in equity affiliate, as a percentage of total revenue, for each of 2009, 2010 and 2011 was 32.4%, 31.0% and 18.9% respectively.

Provision for income taxes and loss from investment in affiliate

	Year ended December 31,			Change 2009 vs. 2010		Change 2010 vs. 2011
	2009	2010	2011	In dollars	Percentage	In dollars	Percentage
	(in thousands, except percentages)
Provision for income taxes	$(6,538)	$(9,394)	$49,260	$(2,856)	43.7%	$58,654	NM
Percentage of total revenue	(3.6)%	(4.3)%	(18.1)%
Loss from investment in equity affiliate	—	$(46)	$(242)	$(46)	—	$(196)	NM
Percentage of total revenue	—	—	(0.1)%

NM—Not meaningful.

The majority of our revenue from our web distribution channel is recognized in Cyprus and this country has a tax rate of 10%, which gives a strong cash flow benefit to our business. Similarly, our Czech entity is also highly profitable as a result of direct sales and royalty payments from indirect sales. The Czech Republic has a low tax rate which fell below 20% on corporate rates in 2010.

Our effective tax rate was (96.3)% in 2011, as we received a credit, or a benefit to our income statement, of $49.3 million for 2011. The decrease in income tax expense was largely a result of a group reorganization identified more fully under “—Key Factors Affecting Our Performance—Effective tax rate.” We have transferred intellectual property to an entity in the Netherlands as part of a group reorganization, which was cleared with the Dutch tax authorities and has resulted in significant tax advantage. This has given rise to a deferred tax asset of $56.3 million, which led to a tax credit in June 2011. We expect that our cash tax rate will be lower over the following years as a result of this change. Our effective tax rate increased from 11.1% in 2009 to 13.9% in 2010. The increase in income tax expense in 2010 compared to 2009 was largely a result of an increase in taxable income of our subsidiaries operating in tax jurisdictions with a relatively higher tax rate.

Net income

	Year ended December 31,			Change 2009 vs. 2010		Change 2010 vs. 2011
	2009	2010	2011	In dollars	Percentage	In dollars	Percentage
	(in thousands, except percentages)
Net income	$52,485	$57,912	$100,432	$5,427	10.3%	$42,520	73.4%
Percentage of total revenue	28.8%	26.7%	36.9%

In 2011 net income increased compared to 2010 primarily due to optimization in our revenue streams and the decrease in our effective tax rate. This decrease in our effective tax rate was primarily driven by the deferred tax asset, which gave rise to a credit of $56.3 million in June 2011, and then an offsetting charge of $8.0 million in the second half of 2011 as this balance was released. This balance will continue to be released in future periods over an estimated five years, and will increase our tax payable line in our income statement although our cash tax rate is expected to be reduced as a result of our group reorganization. The increase in net income due to the decrease in our effective tax rate was partially offset by increased headcount, increased investment in new products and initiatives, including marketing spend, intended to drive long-term growth, increased general and administrative expenses including an acquisition adjustment for our German reseller, acquisition-related transaction costs, certain professional costs including those related to our conversion to U.S. GAAP and control procedure assessments and implementation related to our IPO and future public reporting as a U.S. listed company, and interest costs. Also, our net income in 2011 was adversely affected by the impact of acquisition accounting for TuneUp.

In 2010 net income increased compared to 2009 primarily due to an increase in total revenue offset by margin compression due to investment in the planned future growth of the business.

Adjusted net income

	Year ended December 31,			Change 2009 vs. 2010		Change 2010 vs. 2011
	2009	2010	2011	In dollars	Percentage	In dollars	Percentage
	(unaudited, in thousands, except percentages)
Adjusted net income	$62,796	$66,246	$56,508	$3,450	5.5%	$(9,738)	(14.7)%
Percentage of total revenue	34.5%	30.5%	20.7%

In 2011 adjusted net income decreased compared to 2010 primarily due to the increased costs noted above, offset by on-going optimization of our revenue streams. The adjustment for the tax effect in the adjusted net income calculation for 2009 is based on the effective tax rates of the relevant jurisdictions for the applicable adjustments at a blended rate of 11.1%. For 2010 and 2011 we are using in our calculations a normalized tax rate of 14%. The normalized tax rate of 14% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.

In 2010 adjusted net income increased compared to 2009 primarily due to an increase in net income of $5.4 million which was partially offset by a decrease in share-based compensation of $1.5 million.

For a reconciliation of adjusted net income to net income, the most comparable U.S. GAAP measure, see “—Non-U.S. GAAP Measures—Adjusted net income.”

B. LIQUIDITY AND CAPITAL RESOURCES

To date, all of our working capital has been generated by operations. As of December 31, 2011, we had $225.4 million of debt, which was primarily incurred to pay a distribution to all of our shareholders, as described below, and cash and cash equivalents of $60.7 million.

We generate an increasing proportion of our cash through online sales of our premium products and online services as well as through the platform-derived revenue generated primarily via our dynamic secure search solution. We also benefit from a strong working capital cycle, such that our license fees are paid at the beginning of the subscription period, regardless of whether those subscriptions are for one or two years. The majority of our platform sales are paid within 60 days of the revenue-generating activity. We generate cash from sales through our reseller network in substantially the same manner as through our online sales. While sales through our reseller network are paid over slightly longer periods than our online distribution channel, we generally collect our reseller network sales within 60 days. The majority of sales through our reseller network are undertaken by intermediaries and we offer these intermediaries a discount. As a result, we receive less revenue per customer from sales through our reseller network than we do through our online distribution channel.

On March 15, 2011, we entered into a $235 million term loan facility with a syndicate of various banks and other financial institutions as lenders. We entered into the term loan facility in order to return capital to our shareholders through the payment of a distribution and provide ourselves with additional funds and liquidity. We paid a distribution of $183.4 million with a portion of the proceeds of the loan to all of our shareholders, on a pro rata basis. In addition to the initial term loan, we may also borrow up to $100 million under one or more additional loans under the same facility with the approval of the lenders and compliance with covenants. An affiliate of J.P. Morgan Securities LLC is the administrative agent and an affiliate of Morgan Stanley & Co. LLC is the syndication agent. At our option, amounts under the term loan and incremental term loans, if any, will bear an interest rate of either (i) the Eurodollar rate plus 6.00% and certain costs (as defined in the term loan facility) or (ii) an alternate base rate (described below) plus 5.00%. The Eurodollar rate is the greater of (a) 1.50% and (b) the rate obtained by dividing (x) LIBOR for such interest period, by (y) a percentage equal to (i) 100% minus (ii) Eurocurrency reserve requirements for such interest period. The alternate base rate is the greater of (i) the prime rate (as defined in the term loan facility), (ii) the federal funds effective rate plus 0.50%, and (iii) the Eurodollar rate plus 1.00% and (iv) 2.50%. The term loan facility matures on March 15, 2016. As of December 31, 2011, we had $235 million aggregate principal amount borrowed under the term loan facility and the interest rate on the outstanding amount was 7.5%. The term loan facility contains customary events of default, conditions to borrowing and covenants, including restrictions on our ability to incur additional debt, incur liens and make distributions to shareholders. The term loan facility also requires compliance with certain financial covenants, including the maintenance of a maximum consolidated leverage ratio as of the last day of each fiscal quarter at levels set forth in the term loan facility. During the continuance of an event of a default, the lenders may accelerate amounts outstanding, terminate the term loan facility and foreclose on all collateral.

We have historically incurred costs ratably throughout the year. We do not currently rely upon our term loan facility to finance our working capital needs. Our marketing expenditures are generally linked to our marketing campaigns. Some staff bonuses are paid quarterly while the majority of bonuses including management bonuses are paid bi-annually. Our primary uses for cash have been to pay dividends to our shareholders, develop our products, acquire new technologies, invest in infrastructure and people to drive growth and pay income tax. However, our term loan facility restricts the payment of dividends to holders of our ordinary shares. Going forward, we expect our primary need for cash to be continued acquisitions and similar investments in the business.

We believe that our financial reserves will be sufficient to fund our anticipated cash needs for working capital, capital expenditures and debt service for at least the next 12 months. Uncertainty regarding our ability to sustain and increase the number of our active and subscription users and our revenue per active user, as well as uncertainty regarding development costs and the costs of potential acquisitions as we consider further diversification of our product line, may have a material effect on liquidity in the future, particularly beyond the next 12 months.

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$79,483	$87,911	$82,911
Net cash used in investing activities	(19,157)	(15,340)	(69,544)
Net cash used in financing activities	(71,702)	(54,367)	(15,329)
Effect of exchange rate fluctuations on cash and cash equivalents	502	(2,769)	(444)

Change in cash and cash equivalents	$(10,874)	$15,435	$(2,406)

Operating activities

In 2011, net cash flow provided by operating activities was $82.9 million, including our profit for the period of $100.4 million and adjustments of $(34.9) million before movements in working capital. An increase in our deferred tax asset of $(56.3) million was a significant non-cash item as a result of the AVG group reorganization in June 2011. Cash inflows included an increase in deferred revenue of $15.0 million reflecting an increase in our subscription product sales. In 2010, net cash flow provided by operating activities was $87.9 million, including our profit for the year of $57.9 million and adjustments of $13.1 million before movements in working capital. Cash inflows included an increase in deferred revenue of $7.5 million, reflecting a reduction in our rate of growth of product sales.

In 2009, net cash flow provided by operating activities was $79.5 million, including our profit for the year of $52.5 million and adjustments of $10.2 million before movements in working capital. Cash inflows included an increase in deferred revenue of only $20.5 million compared to $41.8 million in the prior year, reflecting a change from selling two-year licenses to one-year licenses as well as a lower rate of sales growth in the year.

Investing activities

Cash used in investing activities in 2011 was $69.5 million. Capital expenditures were $11.4 million for increased capital equipment to continue to support the infrastructure requirements of our growing business. We also spent $48.5 million acquiring TuneUp (a PC optimization software firm), iMedix (a former search partner), Droid (a mobile phone security software company), AVG DACH (one of our resellers) and Bsecure (a provider of application service offerings featuring internet filtering and/or cloud-based management of information technology solutions).

We further consummated a unit purchase agreement with Scene (a provider of broadband speed testing and web-based network diagnostic applications), pursuant to which AVG acquired a 15% interest in Scene for a cash consideration of $9.8 million.

Cash used in investing activities in 2010 was $15.3 million consisting primarily of capital expenditures of $11.7 million, primarily for development and capital equipment to support our business development.

Cash used in investing activities in 2009 was $19.2 million consisting primarily of acquisition costs of $12.5 million, due to the acquisition of Sana Security for $10.2 million and the acquisition of Square for $2.3 million, and capital equipment spending of $6.6 million.

Financing activities

Cash used in financing activities in 2011 was $15.3 million consisting primarily of the receipt of the loan and the distributions associated with that loan, as well as additional dividends resulting in total dividends paid of $229.9 million during the period. We incurred costs in taking on this loan of $11.7 million. See “Item 5. Operating and Financial Review and Prospectus—F. Tabular Disclosure of Contractual Obligations” for points regarding the impact of this loan on our future cash commitments.

Cash used in financing activities in 2010 was $54.4 million consisting primarily of $47.2 million of distributions paid to our shareholders.

Cash used in financing activities in 2009 was $71.7 million consisting primarily of distributions paid to our shareholders of $118.1 million, partially offset by $47.8 million from the acquisition of a minority stake in us by TA Coöperatief that resulted in a share capital issuance.

Capital expenditure and other investments

Our net capital expenditure in 2009, 2010 and 2011 amounted to approximately $6.6 million, $11.7 million and $11.4 million, respectively. We have historically incurred capital expenditure costs in relation to the acquisition of technology and the development of our Internet security solutions. We expect to continue to invest in technology acquisitions and information technology infrastructure through 2012 and thereafter and may spend a significant amount of cash on acquisitions and the further development of our solutions. To date, we have been able to finance all of our investments and capital expenditures out of cash generated from operations.

Free cash flow

	Year ended December 31,			Change 2009 vs. 2010		Change 2010 vs. 2011
	2009	2010	2011	In dollars	Percentage	In dollars	Percentage
	(unaudited, in thousands, except parentages)
Free cash flow	$72,680	$76,196	$89,558	$3,516	4.8%	$13,362	17.5%

In 2011, free cash flow increased compared to 2010 due to increased sales, driven by growth in platform-derived revenues as well as subscription bookings, the latter increased in part by the TuneUp acquisition. This was offset by spending on activities to drive those bookings and other increased costs as noted above, resulting in a decrease in net cash from operating activities of $5.0 million ((5.7)% or increase of 11.3% when excluding the impact of $14.9 million of net interest expense). There were no unusual movements in working capital during the period and no material changes in our capital expenditure compared to the prior period. We made a one-off adjustment to free cash flow (related to purchase of our reseller) in the amount of $3.2 million (net of tax). The total purchase price of $9.1 million for this company included a payment of $3.7 million, which has been determined to be a settlement of pre-existing relationships. We believe that this settlement payment, net of the tax adjustment, should be excluded from the free cash flow calculation.

In 2010, free cash flow increased compared to 2009 due to an increase in operating cash flows of $8.4 million offset by an increase in capital expenditure of $5.0 million.

For a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP financial measure, see “—Non-U.S. GAAP Measures—Free cash flow.”

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates, assumptions and judgments on a regular basis and make changes accordingly. We also discuss our critical accounting estimates with our supervisory board.

We believe the following to be critical accounting policies because they are important to the portrayal of our financial condition or results of operations and they require critical management estimates and judgments about matters that are uncertain:

•	goodwill impairment;

•	impairment of long-lived assets;

•	research and development costs;

•	loss contingencies;

•	share-based compensation; and

•	income taxes.

Goodwill impairment

Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the fourth quarter and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital. The carrying value of our goodwill was $71.4 million as of December 31, 2011.

The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit. Based on the analysis performed, there was no impairment through December 31, 2011.

Impairment of long-lived assets

We periodically evaluate long-lived assets held for use and held for sale whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a boutique level. Boutique assets are reviewed for impairment using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to that boutique, compared to the carrying value of the assets. We recognize impairment if the sum of the undiscounted future cash flows of a boutique does not exceed the carrying value of the assets. For impaired assets, we recognize a loss equal to the difference between the net book value of the asset and its estimated fair value. Fair value is based on discounted future cash flows of the asset using a discount rate commensurate with the risk. In addition, at the time a decision is made to close a boutique, we record an impairment charge, if appropriate, or accelerates depreciation over the revised useful life of the asset. Based on the analysis performed, there was no impairment through December 31, 2011.

Research and development costs

Costs incurred internally in researching and developing a computer software products are charged to expense until technological feasibility has been established for the product. Authoritative literature requires that once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our software products is reached shortly before the release of those products and as a result, the development costs incurred after the establishment of technological feasibility and before release of products have historically not been material.

Loss contingencies

We are subject to the possibility of various losses arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

Third parties, including customers, have in the past and may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are relevant to us. These assertions have increased over time as a result of our growth and the general increase in the pace of patent claims assertions. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results and financial condition could be materially and adversely affected.

Share-based compensation

Under U.S. GAAP, we account for our share-based compensation for employees in accordance with the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R)), which requires us to measure the cost of employee services received in exchange for the options on our ordinary shares, or options, based on the fair value of the award on the grant date. We selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Barrier option pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting. The resulting cost of an equity incentive award is recognized as expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated statements of comprehensive income based on the department to which the related employee reports.

We account for share-based compensation for non-employees in accordance with the authoritative guidance for equity-based payments to non-employees. Share-based awards issued to non-employees are accounted for at their estimated fair value, which is also determined using the Black-Scholes-Merton and Barrier option pricing models. We believe that the fair value of options is more reliably measured than the fair value of the services received. As such, the fair value of options granted to non-employees is re-measured as the options vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

Income tax

We are subject to income taxes in the United States and numerous foreign jurisdictions. Our effective tax rates differ from the statutory rates, primarily due to the foreign tax rate differential, tax exempt revenue and non-deductible expenses and as further described in the notes to our consolidated financial statements included in this annual report. Our effective tax rate was 11.1%, 13.9% and (96.3%) in 2009, 2010 and 2011, respectively. We received for 2011 a credit, or a benefit to our income statement, of $56.3 million in June 2011, and then an offsetting charge of $7.0 million in the third and fourth quarters of 2011 as this balance was released.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Our provision for income taxes is subject to volatility and could be adversely impacted by earnings being lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates; by changes in the valuation of our deferred tax assets and liabilities; by expiration of or lapses in the R&D tax credit laws; by transfer pricing adjustments including the effect of acquisitions on our intercompany R&D cost sharing arrangement and legal structure; by tax effects of nondeductible compensation; by tax costs related to intercompany realignments; by changes in accounting principles; or by changes in tax laws and regulations including possible U.S. changes to the taxation of earnings of our foreign subsidiaries, the deductibility of expenses attributable to foreign income, or the foreign tax credit rules. Significant judgment is required to determine the recognition and measurement attributes prescribed in the accounting guidance for uncertainty in income taxes. The accounting guidance for uncertainty in income taxes applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes or additional paid-in capital. Further, as a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries is subject to reduced tax rates and in some cases is wholly exempt from tax. Our failure to meet these commitments could adversely impact our provision for income taxes. In addition, we are subject to the continuous examination of our income tax returns by the Netherlands Tax Authorities (Belastingdienst) and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse impact on our operating results and financial condition.

Recently Issued and Adopted Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement, Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs (Topic 820).” The ASU is the result of joint efforts by the FASB and the International Accounting Standards Board (“IASB”) to develop a single, converged fair value framework on how to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments are being made to eliminate unnecessary wording differences between U.S. GAAP and IFRS. However, some could change how the fair value measurement guidance in ASC 820 is applied. The amendments in this update are effective for financial years, and interim periods within those financial years, beginning on or after December 15, 2011. Early application is not permitted. The Company adopted ASU No. 2011-04 in the first quarter of 2012 and the adoption will not have a material impact on the Company’s consolidated financial statements and disclosures.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income, Presentation of Comprehensive Income (Topic 220),” which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this update should be applied retrospectively and they are effective for financial years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The amendments in this update were early adopted by the Company and did not have a material impact on the consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment”. Under the amendments in this update, an entity now has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after considering the totality of events and circumstances an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it does not have to perform the two-step impairment test. The amendments are effective for annual and interim goodwill impairment tests performed for financial years beginning after December 15, 2011. Early adoption is permitted. The Company early adopted this ASU for its 2011 annual goodwill impairment test.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

Our research and development organization is responsible for the design, development and testing of our solutions. Our research and development initiatives are focused primarily on improving and enhancing our existing products as well as developing complementary products and online services. We employ the majority of our research and development personnel in the Czech Republic, where we can draw upon a local, highly skilled technology workforce at a lower cost.

In addition, we have an active user community that serves as a catalyst for technological improvements and development of our products as well as a testing ground for our latest enhancements. We believe that by engaging our user community in product development, we are able to better tailor our solutions to the needs of our users and provide those solutions in a cost-efficient manner.

Our research and development department is based in Brno, Czech Republic and various locations in the United States, including the San Francisco Bay Area. We also have a mobile security expertise center in Israel which plays a key role in our strategy of protecting our users across various Internet-enabled devices. In addition to conducting our own research and development, we engage contractors in various locations for specific projects. Our research and development expenses were $19.5 million, $23.4 million and $35.0 million, respectively, for the years ended December 31, 2009, 2010 and 2011.

In 2011 we introduced an additional innovation group in Amsterdam. The focus of this group will be to continue to develop, enhance and integrate new intellectual property in relation to the group’s current and future product portfolio. We anticipate that this group, in driving and coordinating our growing product portfolio, will form a key part of our software innovation strategy. In addition, our Amsterdam innovation group will provide strategic direction to the further innovation and improvement of the product portfolio of the group.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary and intellectual property rights. These laws, procedures and restrictions provide only limited protection. As of March 1, 2012, we owned five U.S. patents and three foreign patents (in South Africa, Russia and Singapore) and had filed several pending patent applications in various jurisdictions, including the United States, the European Patent Organization, Canada and Russia, and under the Patent Cooperation Treaty, but no patents may issue with respect to our current patent applications in a manner that gives us the protection that we seek or at all. Any patents issued to us now or in the future may be challenged, invalidated or circumvented, may not provide sufficiently broad protection and may not prove to be enforceable in actions against alleged infringers.

We endeavor to enter into agreements with our employees, contractors, distributors, resellers, business partners and other third parties with which we do business or wish to do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use, disclosure or reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or that infringe our intellectual property rights. The enforcement of our intellectual property rights also depends on any legal actions against these infringers being successful, but these actions may not be successful, even when our rights have been infringed.

Furthermore, effective patent, trademark, copyright and trade secret protection may not be available in every country in which our products, services and solutions are sold. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving.

D. TREND INFORMATION

Trend information is included throughout the other sections of this Item 5. In addition, we expect our operating results to continue to fluctuate in future quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2009, 2010 and 2011. The sales seasonality of our business, with increased sales typically on campaign launches in the fourth quarter and lower sales in the summer months, has been mitigated by the pro rata release of our revenue over the license period for each subscription. As our platform-derived revenues become a larger proportion of our total revenues, we would anticipate, other things being equal, seeing increased seasonality in our revenues with reduced sales in the summer period.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2011, we did not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2011:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt, including current portion	$235,000	$41,125	$47,000	$146,875	$—
Operating lease obligations	16,101	4,063	6,379	2,248	3,411
Acquisition earn-outs	12,835	12,606	229	—	—
Purchase obligations	3,986	3,759	225	2	—

Total	$267,922	$61,553	$53,833	$149,125	$3,411

G. SAFE HARBOR

This annual report contains forward-looking statements about us, our markets and our industry. These statements involve known and unknown substantial risks, uncertainties and other factors as described in detail under “Item 3. Key Information—D. Risk factors” in this annual report that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the forward-looking statements. All statements, other than statements of historical fact, included in this annual report regarding our strategy, future operations, future financial position, future net sales, projected expenses, prospects and plans and objectives of management are forward-looking statements.

In some cases, you can also identify forward-looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “will,” “would,” “should,” “could,” “can,” “predict,” “potential,” “continue,” “objective,” or the negatives of these terms, and similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words.

All forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties. Forward-looking statements in this annual report include, but are not limited to, statements about:

•	our growth strategies;

•	our future prospects, business development, results of operations and financial condition;

•	changes to the online and computer threat environment and the endpoint security industry;

•	competition from local and international companies, new entrants in the market and changes to the competitive landscape;

•	the adoption of new, or changes to existing, laws and regulations;

•	flaws in the assumptions underlying the calculation of the number of our active users;

•	the termination of or changes to our relationships with our partners and other third parties;

•	our plans to launch new products and online services and monetize our full user base;

•	our ability to attract and retain active and subscription users;

•	our ability to retain key personnel and attract new talent;

•	our ability to adequately protect our intellectual property;

•	flaws in our internal controls or IT systems;

•	our geographic expansion plans;

•	the anticipated costs and benefits of our acquisitions;

•	the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights;

•	our legal and regulatory compliance efforts;

•	our planned use of proceeds; and

•	worldwide economic conditions and their impact on demand of our products and services.

Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this annual report. You should read this annual report and the documents that we have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Board Structure

We have a two-tier board structure consisting of our management board (raad van bestuur) and a separate supervisory board (raad van commissarissen).

Members of Our Supervisory Board, Management Board and Senior Management

Supervisory board

The following table sets out information with respect to each of the members of our supervisory board and their respective ages, as of the date of this annual report. The terms of office of all members of our supervisory board expire according to a rotation plan drawn up by our supervisory board. The business address of our supervisory board members is our registered office address at Gatwickstraat 9-39, 1043 GL Amsterdam, the Netherlands. The term of each of our supervisory board members will terminate on the date of the annual general meeting of shareholders in the year indicated below.

Our supervisory board is currently composed of the following members, of whom Messrs. Fuller, Haars and Tenwick are independent under applicable New York Stock Exchange, or NYSE, standards:

Name	Position	Age	Date of appointment	Termination date
Dale L. Fuller	Member of the Supervisory Board (Chairman)	53	March 4, 2009	2014
Rafal W. Bator	Member of the Supervisory Board	40	November 24, 2005	2013
Gabriel Eichler	Member of the Supervisory Board	62	November 24, 2005	2014
Jan G. Haars	Member of the Supervisory Board	60	August 10, 2011	2015
Jonathan W. Meeks	Member of the Supervisory Board	39	October 1, 2009	2015
Dariusz R. Prończuk	Member of the Supervisory Board	50	November 24, 2005	2014
Colin Tenwick	Member of the Supervisory Board	52	October 14, 2011	2013

Dale L. Fuller has served as chairman of our supervisory board since 2009. Since 2008, Mr. Fuller has served as the president, chief executive officer and chief financial officer of moka5, Inc. Mr. Fuller is also a director of moka5, Inc. and Zoran Corporation and was a director of Guidance Software, Inc., Krugle, Inc, McAfee, Inc., Phoenix Technologies Ltd and Quest Aircraft Company, LLC. He served as interim chief executive officer and president of McAfee, Inc. from 2006 until 2007 and as chief executive officer and president of Borland Software Corporation from 1999 to 2005. In an earlier part of his career, he founded the Internet community site WhoWhere, Inc., later acquired by Lycos, Inc. As a start-up company CEO, Mr. Fuller led the expansion of several domain sites, including angelfire.com and Mailcity. Mr. Fuller holds an honorary doctorate from St. Petersburg State University.

Rafal W. Bator joined Enterprise Investors Corporation in 2002 and has served as a partner since 2006 and director since 2009. At Enterprise Investors, Mr. Bator leads the venture capital team and specializes in IT investments, including investments in AVG Technologies and Siveco Romania. He is also a Manager of PEF V Information Technology II S.à r.l., or PEF Sàrl. From 2009 to 2011, Mr. Bator served as a director of R&C Union S.A. and from 2006 to 2006 he served as a director of AB S.A. Prior to joining Enterprise Investors, Mr. Bator worked for Prokom Software S.A., Optimus S.A. and Price Waterhouse (now PricewaterhouseCoopers LLP). Mr. Bator is a graduate of the Wroclaw University of Technology with a degree in Software Engineering and holds a Master’s degree in economics from the Academy of Economics in Wroclaw.

Gabriel Eichler is the senior partner of Benson Oak s.r.o, which he founded in 1991, a private equity firm operating in central Europe with a focus on the Czech Republic and Slovakia. He served as chairman of our supervisory board from 2005 to 2007. His previous executive positions include: chairman, president and chief executive officer of VSŽ, a.s., a steel company acquired by United States Steel Corporation; vice chairman and chief financial officer of ČEZ, a.s., the Czech power company; partner and executive vice president at CEDC, a U.S.-based private equity group; and chief international economist, responsible for risk assessment of more than 100 countries, and regional general manager for Bank of America in Paris, Vienna and Frankfurt. He serves as chairman of the supervisory board of BO Chemie, N.V., and previously served as a member of the supervisory boards of Slovenská Sporiteĺna, a.s. and Česká Pojišt’ovna, a.s., as vice chairman of the supervisory board of Ceskoslovenska obchodni banka, a.s., and as a director of Ness Technologies Inc. and the EastWest Institute. In the early 1990s he advised the Czechoslovak government on economic transformation. Mr. Eichler holds a B.A. in economics from Brandeis University and a M.A. degree in International Relations from The University of Chicago and performed postgraduate work in economics at the University of Toronto.

Jan G. Haars is an associate partner at Catalyst Advisors B.V. He is a member of the supervisory board of Delta Lloyd N.V. and a previous member of the supervisory board of AFC Ajax N.V. Mr. Haars previously served as chief financial officer of Corio N.V., a real estate investment company, from 2007 to 2010, as Corio’s interim chief financial officer from 2006 to 2007, and as chief financial officer of TNT N.V., a global logistics company now known as PostNL N.V., from 2002 to 2006. He previously held leadership positions at Unilever N.V., Rabobank Nederland, Royal Boskalis Westminster and Thyssen Bornemisza Group. Mr. Haars holds a MSc from the University of Twente in applied mathematics and has also completed executive programs at Stanford University, INSEAD, IMD and the City University Business School.

Jonathan W. Meeks has served as a Managing Director at TA Associates, L.P. since 2006, where he focuses on recapitalizations and management buyouts of technology growth companies. He joined TA Associates in 1997 and served as vice president from 2000 to 2003 and as principal from 2003 to 2006. Previously, Mr. Meeks was a financial analyst in the Information Services Group at Robertson, Stephens & Co., L.L.C. He is a director of eCircle Ltd., Fotolia LLC, GlobeOp Financial Services S.A. and Radialpoint, Inc. He was a director at SmartStream Technologies Ltd., Lava Trading Inc., Creditex, Inc., OpenLink Financial, Inc., Mythic Entertainment, Inc., NaviSys, Inc., Monotype Imaging, Inc. and eSecLending. Mr. Meeks holds a B.S., with distinction, in mathematics from Yale University.

Dariusz R. Prończuk joined Enterprise Investors in 1993 and currently serves as a managing partner and as a member of the management board. He specializes primarily in the financial services, IT and construction sectors and is responsible for the firm’s operations in the Czech Republic. Mr. Prończuk is a member of the supervisory board of Kofola S.A., Kruk S.A., Magellan S.A. and Skarbiec Asset Management Holding S.A. Prior to joining Enterprise Investors, Mr. Prończuk worked in consulting and was vice president of the investment bank Hejka Michna, Inc. He graduated from the International Trade Faculty of the Warsaw School of Economics with a Master’s degree in economics.

Colin Tenwick is the Chief Executive Officer of Livebookings Holdings Ltd. He is a previous member of the board of auFeminin.com. Mr. Tenwick served from 2001 to 2010 as chief executive officer of StepStone ASA, a global human capital management company which was acquired by Axel Springer AG in 2009. Before his tenure at StepStone, Mr. Tenwick held leadership positions at Red Hat, Sybase and Ingres. Mr. Tenwick holds a BA from the University of Brighton in business studies.

All members of our supervisory board were elected pursuant to a shareholders agreement that was in effect prior to our IPO.

Management board

The following table sets out information with respect to each of the members of our management board, their respective ages and their positions at our company as of the date of this annual report. The business address of our management board members is our registered office address at Gatwickstraat 9-39, 1043 GL Amsterdam, the Netherlands. The term of each of our management board members will terminate on the date of the annual general meeting of shareholders in the year indicated below.

Our management board is currently composed of J.R. Smith, John Little and Rob Blasman.

Name	Position	Age	Date of appointment	Termination date
J.R. Smith	Chief Executive Officer; Managing Director	48	July 21, 2008	2015
John Little	Chief Financial Officer; Managing Director	46	June 16, 2008	2014
Rob Blasman	Senior Vice President, Finance and Corporate Controller; Managing Director	45	November 25, 2011	2013

J.R. Smith has served as our chief executive officer since 2007 and as a managing director of our management board since 2008. Prior to joining us, Mr. Smith served as chief executive officer of United Kingdom-based Dot Mobile Limited, a mobile virtual network operator he cofounded in 2005 that partnered with Vodafone Group Plc to provide mobile services (voice/text/picture messaging/data, etc.) to students in the United Kingdom. His first European venture was TelecomSolutions Group, Inc., a pan-European network deployment and telecommunications software development company he founded in 1997 whose clients included Vodafone, Nextel, T-Mobile, Telefonica, Nokia and Ericsson. Mr. Smith began his career with PNC, which evolved to become the publicly listed VoiceStream Wireless Corporation, later acquired by T-Mobile USA, Inc.

John Little has served as our chief financial officer and a managing director of our management board since 2008. Prior to joining us, Mr. Little was with MiNC Property Enterprises, a real estate investment company where he served as chief financial officer from 2002 to 2006 and as Global Head of Investment from 2006 to 2007. From 2000 to 2002, Mr. Little served as chief financial officer at Wood & Co. Financial Services a.s., a regional stockbroking firm in Prague. Previously he served as group financial controller at Cazenove & Co., financial controller at Royal Bank of Scotland Group plc treasury services and audit manager at Deloitte & Touche LLP. Mr. Little is a member of the Institute of Chartered Accountants in England and Wales and holds a degree in history from Oxford University.

Rob Blasman has served as our Senior Vice President, Finance and Corporate Controller since 2010 and as a managing director of our management board since 2011. Prior to joining us, Mr. Blasman served from 2008 to 2010 as Vice President Finance and CFO EMEA of Torex Retail B.V., a retail systems software company, from 2006 to 2007 as Senior Director of Finance of Infor Global Solutions, an enterprise software company, and from 2004 to 2006 as Senior Regional Controller North America of SSA Global Technologies Inc. (which was acquired by Infor), an enterprise resource planning software company. He is a qualified auditor with a degree from Vrije Universiteit Amsterdam.

Senior management

Our management board is supported by the following members of the management team or the senior management. The following table sets out information with respect to each of the members of senior management, their respective ages and their positions at our company as of the date of this annual report. The business address of the members of our senior management is our registered office address at Gatwickstraat 9-39, 1043 GL Amsterdam, the Netherlands. Senior management is currently composed of the following persons:

Name	Position	Age
Ricardo Adame	Corporate Vice President, Global Public Relations	49
Yuval Ben-Itzhak	Chief Technology Officer	41
R. David Ferguson	Chief Web and Customer Officer	51
John J. Giamatteo	Chief Operating Officer	45
Siobhan M. MacDermott	Chief Policy Officer	42

Ricardo Adame has served as our Corporate Vice President, Global Public Relations since 2011. As part of the senior management team, Mr. Adame is responsible for developing, executing and evolving our strategic communications agenda. Prior to joining us, Mr. Adame worked at Microsoft from 1996 to 2010 within the Corporate Communications Group, in various offices around the world. Before joining Microsoft, Mr. Adame worked in Mexico for Edelman Public Relations and Burson-Marsteller. He holds a bachelor’s degree in international relations from the Universidad Nacional Autónoma de Mexico and a Master’s degree in political sciences from Universidad Interamericana (MX).

Yuval Ben-Itzhak has served as our chief technology officer since 2010 and is responsible for the strategic and technical development of the AVG product line, as well as for developing key partnerships within the industry and identifying technologies offering potential for acquisition. He also served as our senior vice president, engineering from 2009 to 2010. Prior to joining us, Mr. Ben-Itzhak was chief technology officer of Finjan Software, Ltd. a web security company. Prior to that, Mr. Ben-Itzhak was chief technology officer of KaVaDo Inc., a web application security company he founded in 2000 that was acquired by Protegrity Corporation, and chief technology officer at Ness Technologies, a provider of end-to-end IT solutions and services. He holds a BSc. in Information Systems and Engineering, cum laude, from Ben-Gurion University, Israel.

R. David Ferguson has served as our chief web and customer officer since 2010 and is responsible for running our global web and monetization business. He also served as president and general manager, APAC, and general manager, China, from 2009 to 2010, where he built local teams and established our China presence, and as chief marketing officer from 2008 to 2009. Prior to joining us, Mr. Ferguson was chief strategy and marketing officer of Dot Mobile Limited from 2006 to 2008. Prior to that, he held a variety of positions at Bulldog Communications Ltd. (acquired by Cable & Wireless Plc.), Telewest Plc. (now Virgin Media Business Ltd), Ernst & Young LLP and CACI International Inc. He holds a B.A. in economics and philosophy from University College London, an MBA from the University of Strathclyde Business School and a Diploma from the Chartered Institute of Marketing.

John J. Giamatteo has served as our Chief Operating Officer since 2011. Prior to joining us, Mr. Giamatteo served from 2010 to 2011 as Chief Operating Officer of Solera Networks, a network security company, from

2005 to 2010 as Chief Operating Officer of RealNetworks, an Internet media software company, and from 1988 to 2005 in various positions at Nortel, a global telecommunications company, rising to President—Asia Pacific Region. He holds a BS in accounting and an MBA from St. John’s University.

Siobhan M. MacDermott has served as our Chief Policy Officer since 2008. Prior to joining us, Ms. MacDermott served as vice president of global corporate and executive communications and interim chief marketing officer for McAfee, Inc, a supplier of computer security solutions, from 2005 to 2007. In that role, she was responsible for McAfee’s corporate messaging strategy and worldwide public relations. Prior to joining McAfee, Ms. MacDermott held various consulting positions to RSA Security, Inc., which was acquired by EMC Corporation, at Betrusted Holdings, Inc., which was acquired by CyberTrust, at Telephia, Inc., which was acquired by Nielsen, and at Sprint PCS, now known as Sprint Nextel Corporation. Previously, in 1988 she founded Takatech, LLC, a consulting firm that specialized in market entry and strategic consulting for many Global 2000 companies. Ms. MacDermott holds an MBA in international business from Thunderbird School of Global Management.

Other Information

No family relationships exist among the members of our management board or supervisory board.

Pursuant to a management agreement with Orangefield Trust (Netherlands) B.V., or Orangefield, Mr. Eichler with other parties has the power to direct Orangefield on how to vote the shares held of record by Grisoft Holdings B.V., or Grisoft Holdings, in accordance with the agreements existing between the different consortium members holding an interest in Grisoft Holdings. Grisoft Holdings is a major shareholder of the Company. In addition, Mr. Prończuk and Mr. Bator are partners and board members at Enterprise Investors, which is the adviser to the parent company of PEF Sàrl, a major shareholder of the Company, and Mr. Meeks is a managing director at TA Associates, L.P., the general partner of investment funds that own 83% of TA AVG Luxembourg S.à r.l., or TA Sàrl, a major shareholder of the Company. Except as set forth above or disclosed under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” no member of our management board or supervisory board has a conflict of interest (actual or potential) between his private interests and his duties to us or any other duties.

B. COMPENSATION

Director Compensation

The following table presents the annual fee and bonuses (in cash and in kind) paid out or payable for 2011 for each of our current management board and supervisory board members.

Name	Annual Fee	Bonus(1)	Other		Total
Supervisory board
Dale L. Fuller	$455,750	—	—		$455,750
Rafal W. Bator	—	—	—		—
Gabriel Eichler	—	—	—		—
Jan G. Haars	29,167	—	—		29,167
Jonathan W. Meeks	—	—	—		—
Dariusz R. Prończuk	—	—	—		—
Colin Tenwick	8,333	—	—		8,333

Management board
J.R. Smith	230,759	210,633	2,234,961	(2)	2,676,353
John Little	284,091	337,564	45,086	(3)	666,741
Rob Blasman(4)	300,314	393,922	34,624	(3)	728,860

(1)	The bonus amounts include year-end bonuses, which were finalized in February 2012, and special bonuses for Mr. Little and Mr. Blasman in recognition of their efforts in connection with our entry into a $235 million term loan facility in March 2011.
(2)	The other compensation to Mr. Smith of $2,234,961 represents a special payment in April 2011 in connection with the distribution paid to our shareholders in March 2011, to compensate for the fact that the exercise prices of Mr. Smith’s options, unlike those of certain other option holders (see “—E. Share Ownership—Option Plan”), could not be adjusted in connection with such distribution.
(3)	The other compensation to Mr. Little and Mr. Blasman represents payment for accrued but unused vacation time.
(4)	Mr. Blasman did not become a member of our management board until November 25, 2011. The amounts shown reflect all compensation paid out or payable to Mr. Blasman for 2011, including the period when he was not yet a member of our management board.

The options held by members of our management board and supervisory board as of December 31, 2011, are set forth in the table below:

Name	Option Grants	Original Exercise Price		Expiration Date
Supervisory board
Jan G. Haars	20,000	$22.00	(1)	Aug. 2021

Management board
J.R. Smith	792,000	3.56		Mar. 2017
J.R. Smith	337,500	3.56		Mar. 2017
John Little	117,000	8.89	(1)	Oct. 2017
John Little	200,000	16.67	(1)	Oct. 2019
Rob Blasman	80,000	20.83	(1)	Mar. 2020

(1)	Unless waived, the exercise price of the options of Mr. Haars, Mr. Little and Mr. Blasman may be reduced taking into account any dividend or distributions on ordinary shares that would have been payable on ordinary shares in respect of which options have been exercised.

Other Information

As a result of the relocation of Mr. Little and Mr. Blasman from the Czech Republic to the Netherlands, we have agreed to compensate them for any higher taxes that they pay as Dutch tax residents upon the exercise of any options that were granted but unvested as of December 1, 2011 and November 1, 2011, respectively.

No management board or supervisory board members nor any relatives of such persons have been advanced any loans, credits or guarantees by us.

We do not set aside any amounts in respect of pension, retirement or any similar benefits for members of our management board or supervisory board.

C. BOARD PRACTICES

General

Below is a summary of relevant information concerning our management board, our supervisory board and senior management as well as a brief summary of certain significant provisions of Dutch corporate law, our articles of association and the Dutch Corporate Governance Code, or DCGC, in respect of our management board and supervisory board. Please see also “Item 16G. Corporate Governance.”

Supervisory board

Our supervisory board is responsible for supervising the conduct of and providing advice to our management board and for supervising our business generally. Our supervisory board may also, on its own initiative, provide our management board with advice and may request any information from our management board that it deems appropriate. In performing its duties, our supervisory board is required to take into account the interests of our business as a whole.

Pursuant to the articles of association, our supervisory board must consist of at least three members. Our supervisory board determines the number of supervisory board members with due observance of this minimum. Only natural persons can be supervisory board members.

The general meeting of shareholders appoints our supervisory board members in accordance with nominations by our supervisory board. PEF Sàrl and TA Sàrl have a pre-nomination right. They may each pre-nominate one or more candidates for one seat on our supervisory board. Our supervisory board must nominate such person or persons, unless our supervisory board deems that such person does not meet the qualities set out in our supervisory board profile. If a person pre-nominated by PEF Sàrl or TA Sàrl is not nominated by our supervisory board, the party that pre-nominated such person may pre-nominate another person. A person pre-nominated by PEF Sàrl or TA Sàrl must meet all independence criteria set forth in the DCGC, except however that such person may in deviation thereof be affiliated with PEF Sàrl or TA Sàrl, or any of their group companies. The rights of PEF Sàrl and TA Sàrl to pre-nominate members of our supervisory board shall lapse at the earlier of (i) the end of the annual general meeting of shareholders held in 2016, (ii) the relevant shareholder and its affiliates ceasing to hold at least 15% of our issued share capital and (iii) a third party, not being an affiliate, acquiring control over the relevant shareholder. A supervisory board member appointed on the nomination of PEF Sàrl or TA Sàrl will step down immediately upon the lapse of the pre-nomination right of that shareholder. However, that person could be reappointed again on the nomination of our supervisory board.

If the nomination by our supervisory board consists of a list of two or more candidates, this list is binding and the vacant seat must be filled by election of a person from the binding list of candidates. However, the general meeting of shareholders may, by a resolution passed with a majority of the votes cast representing more than one-third of our issued share capital, resolve that such list is not binding.

A resolution of the general meeting of shareholders to appoint a supervisory board member other than pursuant to a nomination by our supervisory board requires at least two-thirds of the votes cast representing more than half of our issued share capital.

Our supervisory board members are in principle appointed for a term of four years, and our supervisory board follows a general policy that no person is appointed to our supervisory board for more than three four-year terms (counting starting at the closing of our IPO). Our supervisory board members are required to resign according to a rotation plan determined by our supervisory board.

Our supervisory board will elect a chairman and may elect a vice-chairman from among the independent supervisory board members. Our supervisory board has prepared a profile (profielschets) of its size and composition, which takes into account the nature of the business, its activities and the desired expertise and background of our supervisory board members. With each appointment of a member of our supervisory board, the profile must be taken into account.

The general meeting of shareholders may at any time suspend or remove supervisory board members. A resolution to suspend or remove a supervisory board member other than pursuant to a proposal by our supervisory board requires at least a two-thirds majority of the votes cast representing more than half of our issued share capital.

Management board

Our management board is responsible for the day-to-day management of our company and for our strategy, policy and operations under the supervision of our supervisory board. Our management board is required to keep our supervisory board informed, and to consult with our supervisory board, on important matters and to submit certain important decisions to our supervisory board for its approval, as more fully described below.

The number of members of our management board will be determined by our supervisory board after consultation with our management board. The members of our management board are appointed by the general meeting of shareholders, upon nomination by our supervisory board. If the nomination by our supervisory board consists of a list of two or more candidates, this list is binding and the vacant seat must be filled by election of a person from the binding list of candidates. However, the general meeting of shareholders may, by a resolution passed with a majority of the votes cast representing more than one-third of our issued share capital, resolve that such list is not binding. Members of our management board will retire no later than the day on which the annual general meeting of shareholders is held, in the fourth calendar year after the year in which such member was appointed. Such management board member is then immediately available for reappointment.

A resolution of the general meeting of shareholder to appoint a management board member other than pursuant to a nomination by our supervisory board requires a two-thirds majority of the votes cast representing more than half of our issued share capital.

The general meeting of shareholders may suspend or remove management board members at any time. A resolution to suspend or remove a management board member other than pursuant to a proposal by our supervisory board requires at least a two-thirds majority of the votes cast representing more than half of our issued share capital. Our supervisory board may also suspend management board members. A suspension by our supervisory board may at all times be discontinued by the general meeting of shareholders.

Our management board as a whole is entitled to represent our company. In addition, each member of our management board is solely authorized to represent our company.

Certain resolutions of our management board identified in the by-laws of our supervisory board require the approval of our supervisory board. Such resolutions include but are not limited to those determining our operational and financial objectives, setting the annual budget, declaring dividends and proposing amendments to our articles of association for shareholder approval. Our supervisory board may resolve that further actions of our management board must be approved by our supervisory board. The actions of our management board that are subject to the approval of our supervisory board must be clearly specified and notified to our management board in writing. Furthermore, our management board requires the approval of the general meeting of shareholders for resolutions regarding a significant change in the identity or character of our company or our business. The absence of approval of the supervisory board or the general meeting of shareholders for resolutions does not affect the authority of our management board to represent the Company.

Pursuant to the articles of association and the DCGC, our management board, with the approval of our supervisory board, has adopted by-laws governing its internal organization. These rules may be amended from time to time and without any prior public notification by our management board, but only after approval of our supervisory board.

The remuneration for the individual members of our management board is set by our supervisory board in accordance with a remuneration policy. Our supervisory board makes a proposal on the remuneration policy which the general meeting of shareholders can then choose to adopt. Other contractual terms of employment of our management board members are determined by our supervisory board. Any proposal by our supervisory board to establish a scheme to grant members of our management board our ordinary shares or rights to acquire our ordinary shares must be submitted for approval by the general meeting of shareholders.

Supervisory Board Committees

Our supervisory board has established from among its members three specialized committees: the audit committee, the remuneration committee and the nominations and governance committee. The charters and membership of these committees are as follows:

Audit Committee

The audit committee assists our supervisory board in supervising the activities of our management board with respect to:

•	operation of internal risk management and control systems, including supervision of the enforcement of relevant legislation and regulations, and supervision of the operation of codes of conduct;

•

provision of our financial information (choice of accounting policies, application and assessment of the effects of new rules, information about the treatment of estimated items in the financial accounts, forecasts, work of internal and external auditors, etc.);

•	compliance with recommendations and observations of internal and external auditors;

•	the role and functioning of our audit department;

•	our tax planning policy;

•	our relations with the external auditor, including, in particular, its independence and non-audit services for us;

•	the financing of our company; and

•	our ICT applications.

In addition, the audit committee is, among other things, responsible for establishing policies for the hiring of current or former employees of the external auditor, approving the compensation of our external auditor and recommending the appointment of the external auditor to the general meeting of shareholders.

The role and responsibilities of the audit committee, as well as its composition and the manner in which it operates and discharges its duties, are set out in regulations for the audit committee, as drawn up by our supervisory board. The audit committee regulations and its composition will be placed on our website. This committee may not be chaired by the chairman of our supervisory board or a former member of our management board, at least one member will be a financial expert and each member will be financially literate or become financially literate within a reasonable period of time after appointment. The members of the audit committee are Mr. Haars (chairman), Mr. Bator, Mr. Fuller, Mr. Meeks and Mr. Tenwick. Three of our five audit committee members, Messrs. Fuller, Haars and Tenwick, are independent under applicable NYSE standards. We will rely on the phase-in rules of the SEC and NYSE with respect to the independence of our audit committee members. Among other things, these rules permit us to satisfy the fully independent audit committee requirement within one year of the effective date of our registration statement.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times a year. The audit committee will meet at least once a year with our external accountant, without our management board being present.

Remuneration Committee

The remuneration committee advises our supervisory board on the remuneration of the members of our management board and monitors our remuneration policy. The duties of the remuneration committee include the following:

•	drafting a proposal to our supervisory board for the remuneration policy to be pursued;

•	drafting a proposal for the remuneration of the individual members of our management board for adoption by our supervisory board, which proposal shall in any event include (a) the remuneration structure and (b) the amount of the fixed remuneration, the shares and/or options to be granted and/or other variable remuneration components, pension rights, severance pay and other forms of compensation to be awarded, as well as the relevant performance criteria and their application; and

•	preparing the annual remuneration report as referred to in best practice provision II.2.12. of the DCGC.

The role and responsibilities of the remuneration committee, as well as its composition and the manner in which it operates and discharges its duties, are set out in regulations for the remuneration committee, as drawn up by our supervisory board. The remuneration committee regulations and its composition will be placed on our website. This committee may not be chaired by the chairman of our supervisory board, a former member of our management board or by a supervisory board member who is a member of the management board of another listed company. In addition, no more than one member of the remuneration committee may be a member of the management board of another Dutch listed company. The members of the remuneration committee are Mr. Tenwick (chairman), Mr. Fuller, Mr. Meeks and Mr. Prończuk.

The remuneration committee meets as often as one or more members of the remuneration committee deem necessary, but will in any event meet at least twice a year.

Nominations and Governance Committee

The focus of the nominations and governance committee is:

•	drawing up of selection criteria and appointment procedures for supervisory board members and management board members;

•	periodically assessing the size and composition of our supervisory board and our management board and making a proposal for a composition profile of our supervisory board;

•	periodically assessing the functioning of individual supervisory board members and management board members and reporting on this to our supervisory board;

•	making proposals for appointments and reappointments of members of our management board and our supervisory board; and

•	supervising the policy of our management board on the selection criteria and appointment procedures for senior management.

The role and responsibilities of the nominations and governance committee, as well as its composition and the manner in which it operates and discharges its duties, are set out in regulations for the nominations and governance committee, as drawn up by our supervisory board. The nominations and governance committee regulations and its composition will be placed on our website. The members of the nominations and governance committee are Mr. Fuller (chairman), Mr. Eichler, Mr. Haars and Mr. Meeks.

The nominations and governance committee meets as often as one or more members of the nominations and governance committee deem necessary, but will in any event meet at least twice a year.

Insurance and Indemnification

Members of our management board and supervisory board have the benefit of indemnification provisions in the articles of association. These provisions give members of our management board and supervisory board the right, to the fullest extent permitted by law, to recover from us amounts, including but not limited to litigation expenses, and any damages they are ordered to pay, in relation to acts or omissions in the performance of their duties. However, there is generally no entitlement to indemnification for acts or omissions that amount to willful misconduct or intentional recklessness. In addition, we have entered into agreements to indemnify members of our management board and supervisory board against expenses and liabilities to the fullest extent permitted by law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. In addition to such indemnification, we provide the members of our management board and supervisory board with directors’ and officers’ liability insurance.

Insofar as indemnification of liabilities arising under the Securities Act of 1933, as amended, may be permitted to members of the board of directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Other Information

No member of our management board or supervisory board is entitled to any benefits upon termination of his employment under his employment or other service contract other than, with respect to the members of our management board, in continuation of certain compensation for the term of any non-compete agreement or otherwise in accordance with applicable law.

D. EMPLOYEES

We believe that the quality and skills of our executive management team and other personnel within the organization have been critical to our success. We continue to place emphasis on creating a culture that fosters innovation, creativity and teamwork. We are continuing to recruit talented, innovative and entrepreneurial personnel in order to support our technology development and growth strategies.

The table below shows the number of our employees by function as of December 31, 2009, 2010 and 2011:

	As of December 31,
	2009	2010	2011
Business Functional Area:
Research and development	221	229	343
Sales and marketing	212	184	234
General and administration	118	166	221
Customer support	55	51	72

Total	606	630	870

Our employees are primarily located in the Czech Republic.

Except for any mandatory governmental body that negotiates collective bargaining agreements on behalf of certain sectors in certain jurisdictions, any national or local mandatory collective bargaining agreements to which we and/or our local subsidiaries would be a default party under applicable national or local law, and except for employees having private memberships in labor organizations or unions, none of our employees is represented by a labor organization or is party to any collective bargaining agreements. To date, we have never experienced any work stoppage or other material disruptions to our operations arising from labor disputes with our employees.

E. SHARE OWNERSHIP

Information with respect to share ownership of members of our management and supervisory boards and our senior management is included in “Item 7. Major Shareholders and Related Party Transactions.”

Option Plan

In order to attract, retain and motivate members of our management board and supervisory board, employees and other individuals having business relationships with us and to reward such persons for their loyalty and commitment, we established an option plan, or the Option Plan, in June 2009 under which we granted options to acquire ordinary shares. A total of 8,159,948 ordinary shares has been approved to be issued pursuant to options granted under the Option Plan. We have granted options since 2006 pursuant to shareholders’ approval in 2005. As part of the approval and adoption of the Option Plan on June 8, 2009 by our shareholders, we formalized the process by which options are granted and the granting of options was made subject only to the terms and conditions of the Option Plan. We amended and restated the Option Plan on January 30, 2012.

The Option Plan allows us to grant options to acquire ordinary shares to directors, employees, consultants and others having a business relationship with us as determined from time to time by our supervisory board. The Option Plan is administered and all grants under the Option Plan must be approved by our supervisory board. All grants of options to members of our management board and supervisory board must also be approved at the general meeting of shareholders to the extent required by Dutch law.

All numbers of options referred to in this description of the Option Plan are the numbers of options originally granted pursuant to the Option Plan and reflected in individual option agreements with the option holders, after taking into account the share issuance having the effect of a 10 for 1 share split in March 2009. Following the closing of the transaction with TA AVG Participations Coöperatief U.A., or TA Coöperatief (which subsequently transferred its investment in us to TA Sàrl), on October 1, 2009, we recorded a distribution in excess of capital in shareholders’ equity (deficit) of $144.1 million in connection with the conversion into 9,000,000 Class D preferred shares of Class A and Class B shares and the issuance of 3,000,000 Class D preferred shares to TA Coöperatief. By reason of this transaction, the number of ordinary shares subject to outstanding options and the exercise price of such outstanding options were adjusted under the capitalization adjustment provision of the Option Plan. In March 2011, we obtained a $235 million credit facility to fund the payment of a distribution of $183.4 million to our shareholders and to provide additional capital resources for strategic transactions. By reason of this transaction, the exercise prices of the outstanding options were adjusted under the capitalization adjustment provision of the Option Plan; provided, however, that the minimum exercise price of any option is at least €0.01.

Vesting principles

The Option Plan gives discretion to our supervisory board to determine the vesting schedules of all options granted and to make the exercisability of options subject to certain financial performance criteria. We have granted options with time-based vesting and performance-based vesting, although options could not be exercised while we were a private company. Options that are vested will become exercisable upon this public offering and will, unless subject to a one-year postponement, remain exercisable until up to ten years after the date of grant, subject to forfeiture or reduction of the exercise period of the option in connection with the holder’s termination of employment.

The exercise price of options held by option holders who are not subject to taxation in the U.S. may be reduced taking into account any dividend or distributions on ordinary shares that would have been payable on ordinary shares underlying options.

In the event of a sale of more than 50% of our issued and outstanding shares and/or all or substantially all of the shares of our subsidiaries and/or a sale of all or substantially all of our assets and business, the Option Plan permits our supervisory board to accelerate the vesting of unvested options and/or to declare that options that are not vested at the time of the sale will be forfeited. Options may not be granted under the Option Plan for an exercise price less than 90% (or 100% for U.S. taxpayers who are option holders) of the fair market value (as defined in the Option Plan) of our shares.

Subject to certain exceptions, unless our supervisory board otherwise determines in a specific instance, all unvested options granted under the Option Plan are forfeited upon an option holder’s termination of the employment or other business relationship with us. If an option holder is terminated for cause, both vested and unvested options will be forfeited upon a termination of the employment or other relevant business relationship with us. Unless our supervisory board determines otherwise, all vested options that are not exercised within 90 days of any other termination of the employment or business relationship of an option holder with us will be forfeited.

As of December 31, 2011, options for a total of 1,201,238 ordinary shares were available for future grants under the Option Plan. No options may be granted under the Option Plan after June 8, 2019.

As of December 31, 2011, the total number of our outstanding options was 4,308,710 and the weighted-average exercise price for all of our outstanding options is $7.63.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of February 29, 2012, by:

•

each person, or group of affiliated persons, who is known by us, based on information in our share register and information provided by such persons, to beneficially own more than 5% of our ordinary shares;

•	each of the members of our management board and supervisory board; and

•	each of our other current members of senior management.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities and include shares subject to options that are exercisable within 60 days after the date of this annual report. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

Unless otherwise noted, all persons named in the table below may be contacted at our executive offices and, to our knowledge, have sole voting and investment power over the shares listed. Percentage computations are based on 54,382,591 ordinary shares outstanding as of February 29, 2012. As of that date, there were fourteen holders of record of our ordinary shares, one of which was a U.S. holder. All holders of our ordinary shares have the same voting rights with respect to such shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent
5% shareholders
PEF V Information Technology II S.à r.l.(1)	14,541,179	26.74
Grisoft Holdings B.V.(2)	8,362,299	15.38
Intel Capital (Cayman) Corporation(3)	6,462,746	11.88
TA AVG Luxembourg S.à r.l.(4)	15,283,776	28.10
Management board members, supervisory board members and senior management
Dale L. Fuller(5)	135,000	*
Rafal W. Bator(6)	—	—
Gabriel Eichler(7)	8,362,299	15.38
Jan G. Haars	—	—
Jonathan W. Meeks(8)	15,283,776	28.10
Dariusz R. Prończuk(9)	—	—
Colin Tenwick	—	—
J.R. Smith	720,591	1.33
John Little(10)	180,253	*
Rob Blasman(11)	27,778	*
Ricardo Adame	—	—
Yuval Ben-Itzhak(12)	29,807	*
R. David Ferguson(13)	170,000	*
John J. Giamatteo	—	—
Siobhan MacDermott(14)	32,614	*
All management board members, supervisory board members and senior management as a group (15 persons) (15)	24,942,118	45.46

*	Represents beneficial ownership of less than one percent (1%) of the outstanding ordinary shares.
(1)	PEF Sàrl is 86.25% owned by Polish Enterprise Fund V, L.P., or PEF V, a Delaware limited partnership. As the controlling shareholder, PEF V has the right to appoint three of five members of the board of directors of PEF Sàrl. Polish Enterprise Investors III, LLC, or PEI III, is the sole general partner of PEF V. Investment decisions on behalf of PEI III are made by a three-person investment committee consisting of John Birkelund, Robert G. Faris and Jacek Siwicki. Divestment and voting decisions are made on behalf of PEI III by its members. PEF V and PEI III disclaim beneficial ownership over all shares held by PEF Sàrl except to the extent of their indirect pecuniary interest therein. In October 2009, PEF Sàrl sold 4,050,000 Class D preferred shares to TA Coöperatief, which decreased its percentage ownership in our outstanding shares from 45.0% to 33.8%. In our IPO, PEF Sàrl sold 1,658,821 ordinary shares, which further decreased its percentage ownership to 26.7%. The address of PEF Sàrl is 2, avenue Charles de Gaulle, L-1653 Luxembourg, Luxembourg.
(2)	Orangefield is the managing director of Grisoft Holdings. Pursuant to a management agreement with Orangefield, Gabriel Eichler has, together with Robert Cohen and in certain cases Dennis Smith, the power to direct Orangefield on how to vote the shares held of record by Grisoft Holdings, in accordance with the agreements existing between the different consortium members holding an interest in Grisoft Holdings. In October 2009, Grisoft Holdings sold 3,283,776 Class B shares and 3,150,000 Class D preferred shares to TA Coöperatief, which decreased its percentage ownership in our outstanding shares from 35.0% to 19.4%. In our IPO, Grisoft Holdings sold 953,925 ordinary shares, which further decreased its percentage ownership to 15.4%. The address of Grisoft Holdings is c/o Orangefield, Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands.

(3)	Intel Capital is a wholly owned entity within the group of companies of which Intel Corporation is the ultimate parent. In October 2009, Intel Capital sold 1,800,000 Class D preferred shares to TA Coöperatief, which decreased its percentage ownership in our outstanding shares from 20.0% to 15.0%. In our IPO, Intel Capital sold 737,254 ordinary shares, which further decreased its percentage ownership to 11.9%. The registered address of Intel Capital is Caledonian Trust (Cayman) Limited, Caledonian House, 69 Dr. Roy’s Drive, PO Box 1043, Grand Cayman, Cayman Islands, KY1-1102.
(4)	83% of TA Sàrl is owned by investment funds managed by TA Associates, L.P., including TA X L.P., TA Atlantic and Pacific VI L.P., TA Strategic Partners Fund II L.P., TA Strategic Partners Fund II A L.P. and TA Investors III L.P. TA Associates, L.P. is the general partner of the investment funds managed by TA Associates, L.P. In October 2009, TA Coöperatief acquired 3,283,776 Class B shares and 3,150,000 Class D preferred shares from Grisoft Holdings, 1,800,000 Class D preferred shares from Intel Capital, 4,050,000 Class D preferred shares from PEF Sàrl and 3,000,000 Class D preferred shares from us, which gave TA Coöperatief a percentage ownership in our outstanding shares of 31.8%. TA Coöperatief transferred its AVG shares to TA Sàrl in December 2011. The address of TA Sàrl is 40, avenue Monterey, L-2163 Luxembourg, Luxembourg.
(5)	Includes options to purchase 135,000 shares that are exercisable within 60 days after February 29, 2012.
(6)	Rafal W. Bator is a director of PEF Sàrl and has a membership interest in PEI III but does not have beneficial ownership of the shares held by PEF Sàrl.
(7)	Represents 8,362,299 shares held by Grisoft Holdings. Pursuant to a management agreement with Orangefield, Managing Director of Grisoft Holdings, Gabriel Eichler has, together with Robert Cohen and in certain cases Dennis Smith, ultimate voting and investment power over shares held of record by Grisoft Holdings. He disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein.
(8)	Represents 15,283,776 shares held by TA Sàrl. Jonathan W. Meeks is a managing director at TA Associates, L.P., which has ultimate voting and investment power over shares held of record by TA Sàrl. Mr. Meeks may be deemed to have an indirect pecuniary interest in shares held by TA Sàrl. He disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein.
(9)	Dariusz R. Prończuk has an indirect membership interest in PEI III but does not have beneficial ownership of the shares held by PEF Sàrl.
(10)	Includes options to purchase 84,875 shares that are exercisable within 60 days after February 29, 2012.
(11)	Includes options to purchase 27,778 shares that are exercisable within 60 days after February 29, 2012.
(12)	Includes options to purchase 29,807 shares that are exercisable within 60 days after February 29, 2012.
(13)	Includes options to purchase 170,000 shares that are exercisable within 60 days after February 29, 2012.
(14)	Includes options to purchase 32,614 shares that are exercisable within 60 days after February 29, 2012.
(15)	Includes options to purchase 480,074 shares that are exercisable within 60 days after February 29, 2012.

B. RELATED PARTY TRANSACTIONS

Except as disclosed below, none of the members of our management board or supervisory board, and none of the members of our senior management, have since January 1, 2009 had a material interest in any transactions to which we were a party. Our policy is that any related party transactions are made on an arm’s-length basis and on terms no less favorable than if such transactions were carried out with unaffiliated third parties.

Registration Rights Agreement

We have entered into a registration rights agreement with TA Coöperatief, PEF Sàrl, Grisoft Holdings and Intel Capital, or, together with any of their permitted transferees (including TA Sàrl), the holders of registrable securities. Each of TA Sàrl, PEF Sàrl or any two holders of registrable securities, so long as those two holders hold in aggregate at least 10% of the registrable securities then outstanding, are entitled to rights with respect to the registration of their ordinary shares under the Securities Act or (i) registration of those ordinary shares under the securities laws of the United Kingdom, the Netherlands, the Czech Republic or Poland and/or (ii) listing of those ordinary shares under the stock exchange rules of the London Stock Exchange, NYSE Euronext, the Prague Stock Exchange or the Warsaw Stock Exchange. Subject to certain limitations in the agreement, the holders of registrable securities may require such registration on one occasion, or, in the case of TA Sàrl, two occasions, beginning 90 days after the IPO. Additionally, after 18 months following the IPO, either TA Sàrl or PEF Sàrl may require registration on a second occasion using TA Sàrl’s second demand registration request if it has not yet been used.

We are obligated to use our reasonable best efforts to qualify to register securities on Form S-3 or Form F-3 under United States securities laws or any comparable short-form registration statement under the securities laws of the United Kingdom, the Netherlands, the Czech Republic or Poland. Subject to certain limitations, following our qualification to register securities under Form S-3 or Form F-3, we will be required to register the securities of any of TA Sàrl, PEF Sàrl, Grisoft Holdings, Intel Capital or their affiliates holding 10% or more of the registrable securities then outstanding, provided that the ordinary shares anticipated to be included in such offering will have an aggregate sale price (net of underwriting discounts and commissions) in excess of $1,000,000, provided, however, that we will not be required to register ordinary shares on request pursuant to this provision more than twice in any 12-month period.

If we register any of our ordinary shares either for our own account, for shareholders, or both, the holders of registrable securities will be entitled to include their shares in that registration, subject to the ability of the managing underwriter in that transaction to limit the number of ordinary shares in any offering made pursuant thereto.

We will bear the costs and underwriting expenses, subject to certain restrictions, associated with any registration pursuant to the registration rights agreement. In conjunction with the managing underwriter, we may request that the holders of registrable securities abstain from selling or offering to sell any ordinary share or option or warrant thereon for a period of 180 days following the date this registration becomes effective, provided that such lock-up is conditional upon all shareholders then holding 1% or more of our shares agreeing to substantially similar restrictions. All registration rights covered by the agreement will terminate on the fourth anniversary of our IPO.

Indemnification Agreements

We have entered into indemnification agreements with members of our management board and supervisory board. The indemnification agreements and our articles of association require us to indemnify the members of our management board and supervisory board to the fullest extent permitted by law. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Insurance and Indemnification” for a description of these indemnification agreements.

Option Plan

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Option Plan” for a description of the Option Plan.

Consultancy Agreement

We entered into a consultancy agreement with Czech Value Participations I Inc. (CVP1), effective as of February 1, 2011, under which Robert Cohen, a contractor to CVP1, managing partner of Benson Oak Capital and former observer of our supervisory board, will advise us with respect to corporate development, including our mergers and acquisitions policy and activities. Under this agreement, we will pay CVP1 approximately $228,000 per year plus a service success fee, with the service success fee for services rendered in 2011 of $300,000. Mr. Cohen has certain powers to direct Orangefield, the managing director of Grisoft Holdings, on how to vote the shares in AVG held of record by Grisoft Holdings. See “—A. Major Shareholders” for more information on the relationship between Mr. Cohen, Orangefield and Grisoft Holdings.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements.”

Dividend Policy

We currently intend to retain future earnings, if any, to finance the growth and development of our business and to provide additional liquidity. As a result, we currently have no intention to pay dividends and will not make additional distributions or dividends in respect of the year ended December 31, 2012.

We may make distributions to shareholders only to the extent that the Company’s equity exceeds the amount of the paid-in and called-up part of the issued share capital, increased by the reserves we are required to maintain pursuant to our articles of association or the provisions of applicable law. Any distribution of profits will be made after the adoption of the annual accounts showing that such distribution of profits is permitted.

Under our articles of association, our management board determines, subject to the approval of our supervisory board, what portion of our profits will be reserved. Any profits remaining will be put at the disposal of the general meeting of shareholders. Our management board, with the approval of the supervisory board, is required to make a proposal for that purpose, which is then dealt with as a separate agenda item at the general meeting of shareholders. Our management board is permitted, subject to certain requirements and subject to approval of our supervisory board, to declare interim dividends without the approval of the general meeting of shareholders.

Our management board may, subject to the approval of our supervisory board, resolve to make distributions on the ordinary shares not in cash, but in ordinary shares, or resolve that shareholders shall have the option to receive a distribution in cash and/or in ordinary shares, provided that our management board is designated by the general meeting of shareholders as the competent corporate body to resolve to issue ordinary shares.

In addition, our term loan facility restricts the payment of dividends to holders of our ordinary shares. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

In principle, dividend payments are subject to withholding tax in the Netherlands. See “Item 10. Additional Information—E. Taxation.”

B. SIGNIFICANT CHANGES

No significant changes have occurred since the date of our consolidated financial statements.

ITEM  9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The following table sets forth the high and low sales prices of our ordinary shares since the listing of our ordinary shares on the NYSE in February and March 2012.

Month	High	Low
February 2012	$14.49	$12.77
March 2012	$15.49	$12.97

On April 25, 2012, the closing price per share of our ordinary shares on the NYSE was $14.60.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares are listed on the NYSE under the symbol “AVG.”

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our shareholders adopted the Amended and Restated Articles of Association filed as Exhibit 3.2 to our registration statement on Form F-1 (file no. 333-178992) with the SEC on January 13, 2012.

We incorporate by reference into this annual report on Form 20-F the description of our Amended and Restated Articles of Association effective upon the closing of our IPO contained in our F-1 registration statement (File No. 333-178992) originally filed with the SEC on January 13, 2012, as amended. Such description sets forth a summary of certain provisions of our articles of association as currently in effect.

C. MATERIAL CONTRACTS

Except as otherwise disclosed in this annual report on Form 20-F, we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D. EXCHANGE CONTROLS

Cash dividends payable on our ordinary shares and cash interest payments to holders of our debt securities may be remitted from the Netherlands to nonresidents without legal restrictions imposed by the laws of the Netherlands, except that (i) such payments must be reported to the Dutch Central Bank for statistical purposes only and (ii) the transfer of funds to jurisdictions subject to general economic sanctions adopted in connection with policies of the United Nations, European Commission or similar measures imposed directly by the Government of the Netherlands may be restricted.

E. TAXATION

DUTCH TAXATION

The following are the material principal Dutch tax consequences of the acquisition, holding, redemption and disposal of ordinary shares, but it does not purport to be a comprehensive description of all Dutch tax considerations that may be relevant. This summary is intended as general information only and each prospective investor should consult a professional tax adviser with respect to the tax consequences of an investment in ordinary shares.

This summary is based on tax legislation, published case law, treaties, regulations and published policy, in each case as in force as of the date of this prospectus, and it does not take into account any developments or amendments thereof after that date whether or not such developments or amendments have retroactive effect.

This summary does not address the Dutch tax consequences for:

(a) holders of ordinary shares holding a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us and holders of ordinary shares of whom a certain related person holds a substantial interest in us. Generally speaking, a substantial interest in us arises if a person, alone or, where such person is an individual, together with his or her partner (a statutory defined term), certain relatives or certain other related persons, directly or indirectly, holds (i) an interest of 5% or more of the total issued share capital of us or of 5% or more of a certain class of shares in the capital of us, (ii) rights to acquire, directly or indirectly, such interest (including the right to convert notes or share options into shares) or (iii) certain profit-sharing rights in us. A deemed substantial interest arises if a substantial interest or part thereof has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(b)	investment institutions (fiscale beleggingsinstellingen);

(c) pension funds, exempt investment institutions (vrijgestelde beleggingsinstellingen) or other entities that are exempt from Dutch corporate income tax; and

(d) corporate holders of ordinary shares qualifying for the participation exemption (deelnemingsvrijstelling). Generally speaking, a shareholding is considered to qualify for the participation exemption if it represents an interest of 5% or more of the nominal paid-in share capital.

Where this summary refers to a holder of ordinary shares, such reference is restricted to a holder holding legal title to, as well as an economic interest in, such ordinary shares.

Dividend Tax

Withholding requirement

We are required to withhold 15% Dutch dividend tax in respect of dividends paid on the ordinary shares. Under the Dutch Dividend Tax Act of 1965 (Wet op de dividendbelasting 1965), dividends are defined as the proceeds from shares, which include:

(a) proceeds in cash or in kind including direct or indirect distributions of profit;

(b) liquidation proceeds, proceeds on redemption of the ordinary shares and the consideration for the repurchase of the ordinary shares by us in excess of its average paid-in capital recognized for Dutch dividend tax purposes, unless a particular statutory exemption applies;

(c) the nominal value of ordinary shares issued to a holder of ordinary shares or an increase in the nominal value of the ordinary shares, except when the (increase in the) nominal value of the ordinary shares is funded out of our paid-in capital as recognized for Dutch dividend tax purposes; and

(d) partial repayments of paid-in capital for tax purposes, if and to the extent there are qualifying profits (zuivere winst), unless the general meeting of shareholders has resolved in advance to make such repayment and provided that the nominal value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of the articles of association and the paid-in capital is recognized as capital for Dutch dividend tax purposes.

Residents of the Netherlands

If a holder of ordinary shares is a resident of the Netherlands or a deemed resident of the Netherlands or is an individual who has opted to be treated as a resident for the purposes of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), Dutch dividend tax which is withheld with respect to proceeds from the ordinary shares will generally be creditable for Dutch corporate income tax or Dutch income tax purposes if the holder is the beneficial owner (as described below) thereof. The same generally applies to holders of ordinary shares that are neither residents nor deemed to be residents of the Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such nonresident holder.

Nonresidents of the Netherlands

If a holder of ordinary shares is a resident of a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and such holder is the beneficial owner (as described below) of the proceeds from the ordinary shares and a resident for the purposes of such treaty, the holder may, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund in whole or in part of the Dutch dividend tax. To illustrate, under the income tax treaty between the United States and the Netherlands, the withholding rate is 15%.

A refund of the Dutch dividend tax is available to entities resident in another European Union member State or certain states appointed by Dutch tax law that are party to the European Economic Area Agreement, provided that these entities are not subject to corporate income tax there and would not be subject to Dutch corporate income tax if they were tax residents in the Netherlands.

Beneficial owner—anti-dividend stripping legislation

In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person or entity (usually, but not necessarily, the original shareholder) has transferred his shares in our company or his entitlement to dividend distributions to a party that has a more favorable right to a refund or reduction of Dutch dividend withholding tax than the transferor. In these situations, the transfer of shares in our company, or of an entitlement to dividend distributions, is deemed to be made with a view to allowing the transferor to avoid Dutch dividend withholding tax while retaining a beneficial interest in our shares and the associated dividend distributions. Dutch dividend stripping rules may also apply to the transfer of our shares or the entitlement to dividend distributions as described above if the avoidance of dividend withholding tax is not the main purpose of the transfer.

Under the Dutch dividend stripping rules, a recipient of proceeds from the ordinary shares will not be entitled to any exemption, reduction, refund or credit of Dutch dividend tax if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will, among other things, not be considered the beneficial owner of these proceeds if, in connection with such proceeds, the recipient has paid a consideration as part of a “series of transactions” in respect of which it is likely that:

(a) the proceeds have in whole or in part accumulated, directly or indirectly, to a person or legal entity that would:

(i)	as opposed to the recipient paying the consideration, not be entitled to an exemption from dividend tax; or

(ii)	in comparison to the recipient paying the consideration, to a lesser extent be entitled to a lower rate or refund of dividend tax; and

(b) such person or legal entity has, directly or indirectly, retained or acquired an interest in shares, profit-sharing certificates or loans, comparable to the interest it had in similar instruments prior to the series of transactions being initiated.

The term “series of transactions” includes transactions that have been entered into on a regulated stock market and transactions with respect to the sole acquisition of one or more dividend rights or of the establishment of short-term rights of enjoyment on the shares (e.g., usufruct).

Corporate and Individual Income Tax

Residents of the Netherlands

If a holder of ordinary shares is a resident or deemed to be a resident of the Netherlands for Dutch tax purposes and is fully subject to Dutch corporate income tax or is only subject to Dutch corporate income tax in respect of an enterprise to which the ordinary shares are attributable, income derived from the ordinary shares and gains realized upon the redemption or disposal of the ordinary shares are generally taxable in the Netherlands (at up to a maximum rate of 25% (tax rate for the year 2012)).

If an individual holder of ordinary shares is a resident or deemed to be a resident of the Netherlands for Dutch tax purposes (including an individual holder who has opted to be taxed as a resident of the Netherlands), income derived from the ordinary shares and gains realized upon the redemption or disposal of the ordinary shares are taxable at the progressive rates (at up to a maximum rate of 52% (tax rate for the year 2012)) under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) if:

(a) the holder is an entrepreneur (ondernemer) and has an enterprise to which the ordinary shares are attributable or the holder has, other than as a shareholder, a co-entitlement to the net worth of an enterprise (medegerechtigde) to which the ordinary shares are attributable; or

(b) such income or gains qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

If neither condition (a) nor condition (b) applies to the holder of the ordinary shares, taxable income with regard to the ordinary shares will be determined on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realized. At present, this deemed return on income from savings and investments has been fixed at a rate of 4% of the individual’s yield basis (rendementsgrondslag) at the beginning of the calendar year, insofar as this yield basis exceeds a certain threshold (in 2012, 21,139 euros). The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the holder of the ordinary shares less the fair market value of certain qualifying liabilities at the beginning of the calendar year. The fair market value of the ordinary shares will be included as an asset in the individual’s yield basis. The 4% deemed return on income from savings and investments will be taxed at a rate of 30% (tax rate for the year 2012).

Nonresidents of the Netherlands

If a holder of ordinary shares is not a resident nor is deemed to be a resident of the Netherlands for Dutch tax purposes (nor has opted to be taxed as a resident of the Netherlands), such holder is not liable for any Dutch taxes in respect of income derived from the ordinary shares and gains realized upon the redemption or disposal of the ordinary shares, unless:

(a) The holder is not an individual and such holder (i) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the ordinary shares are attributable, or (ii) is (other than by way of securities) entitled to a share in the profits of an enterprise or has a co-entitlement to the net worth of an enterprise which is effectively managed in the Netherlands and to which the ordinary shares are attributable.

This income is subject to Dutch corporate income tax at up to a maximum rate of 25% (tax rate for the year 2012).

(b) The holder is an individual and such holder (i) has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the ordinary shares are attributable, or (ii) realizes income or gains with respect to the ordinary shares that qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden) in the Netherlands with respect to the ordinary shares which exceed regular, active portfolio management (normaal, actief vermogensbeheer), or (iii) is (other than by way of securities) entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the ordinary shares are attributable.

Income derived from the ordinary shares as specified under (i) and (ii) by an individual is subject to individual income tax at up to a maximum rate of 52% (tax rate for the year 2012). Income derived from a share in the profits as specified under (iii) that is not already included under (i) or (ii) will be taxed on the basis of a deemed return on income from savings and investments (as described above under “Residents of the Netherlands”). The fair market value of the share in the profits of the enterprise (which includes the ordinary shares) will be part of the individual’s Netherlands yield basis.

Gift and Inheritance Tax

Residents of the Netherlands

Generally, gift and inheritance tax will be due in the Netherlands in respect of the acquisition or deemed acquisition of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares that is a resident or deemed to be a resident of the Netherlands for the purposes of Dutch gift and inheritance tax at the time of the gift or his death.

A holder of ordinary shares with Dutch nationality is deemed to be a resident of the Netherlands for the purposes of Dutch gift and inheritance tax if he has been resident in the Netherlands and dies or makes a gift within 10 years after leaving the Netherlands. A holder of any other nationality is deemed to be a resident of the Netherlands for the purposes of Dutch gift tax if he has been resident in the Netherlands and makes a gift within a 12-month period after leaving the Netherlands. The same 12-month rule may apply to entities that have transferred their seat of residence out of the Netherlands.

Nonresidents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands in respect of the acquisition of the ordinary shares by way of a gift by, or as a result of the death of, a holder that is neither a resident nor deemed to be a resident of the Netherlands for the purposes of Dutch gift and inheritance tax, unless in the case of a gift of the ordinary shares by a holder who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands, such holder dies within 180 days after the date of the gift and at the time of his or her death is a resident or deemed to be a resident of the Netherlands. A gift made by a nonresident under a condition precedent is deemed to be made at the time the condition precedent is fulfilled and could be subject to Dutch gift and inheritance tax if the donor is a (deemed) resident of the Netherlands at that time.

Value Added Tax

In general, no value added tax will arise in respect of payments in consideration for the issue of the ordinary shares or in respect of a cash payment made under the ordinary shares, or in respect of a transfer of ordinary shares.

Other Taxes and Duties

No registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar documentary tax or duty will be payable in the Netherlands by a holder in respect of or in connection with the subscription, issue, placement, allotment, delivery or transfer of the ordinary shares.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following are the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares, but this does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold ordinary shares.

This discussion applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, state, local or non-United States tax laws, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs;”

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the Netherlands and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A U.S. Holder is a beneficial owner of ordinary shares who is eligible for the benefits of the Treaty and is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions paid on ordinary shares, other than certain pro rata distributions payable only in ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15%. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends. The amount of a dividend will include any amounts withheld by us in respect of Dutch income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Dutch income taxes withheld from dividends on ordinary shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Dutch income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, for U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of ordinary shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in the ordinary shares disposed of, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

We do not expect to be a “passive foreign investment company,” or PFIC, for the 2012 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). Certain U.S. Holders that are entities may be subject to similar rules in the future. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ordinary shares.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We believe that our only material currency exposure is between the U.S. dollar and the Czech crown (CZK) where we have a shortage of CZK income compared to our expenses, as a significant portion of our revenues are in U.S. dollars while a significant portion of our costs are in CZK. Our material exposure is from a falling U.S. dollar against the CZK, resulting in increasing costs in both real terms and in our reporting currency. We estimate that a 10% rise in the CZK against all other currencies at the start of 2011 and continuing through that year would have resulted in reduced net income of $6.5 million in 2011.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

The following use of proceeds information relates to our IPO, at $16.00 per share, of 8,000,000 ordinary shares, of which 4,000,000 shares were offered by us and 4,000,000 shares were offered by our selling shareholders. The aggregate offering price was $128 million. We and the selling shareholders each paid $9.0 million of underwriting discounts and commissions. The registration statement on Form F-1 (File No. 333-178992) for our IPO was declared effective by the SEC on February 1, 2012. The offering was terminated after all of the registered securities were sold. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. acted as the representatives of the underwriters.

The expenses incurred in connection with our IPO, apart from underwriting discounts and commissions, were approximately $8.6 million, which includes legal, accounting and financial advisory fees, roadshow and offering-related expenses, printing costs and various other fees associated with registering and listing our ordinary shares. The underwriters reimbursed us for certain expenses in connection with the offering.

We received proceeds of $50.9 million from our IPO, net of underwriting discounts and commissions and offering expenses payable by us. As of February 29, 2012 the majority of the net proceeds from our IPO remained unused. We intend to use the remaining net proceeds for general corporate purposes, including, without limitation, investments in property and equipment and intangible assets. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, teams or businesses that complement our business, although we have no present commitments or agreements to enter into any material acquisitions or make any such material investments. We have no specific plans or commitments with respect to the proceeds to us from this offering and therefore are unable to quantify the allocation of such proceeds among various potential uses at this time. Our management retains broad discretion in the allocation and use of the remaining net proceeds of our IPO.

None of the payments described in this Item were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

In 2011, no change in our internal control over financial reporting has occurred during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our supervisory board has determined that Jan Haars is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F, and is independent for the purposes of NYSE corporate governance rules and Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our management and supervisory boards have adopted a Code of Conduct that applies to members of our management and supervisory boards, senior management and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have posted the Code of Conduct on our website, www.avg.com, at “Investor Relations—Corporate Governance—Code of Conduct, Whistleblowing Policy.”

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Audit & Assurance B.V. has served as our independent registered public accounting firm for the audits of each of the fiscal years ending on December 31, 2009, 2010 and 2011, for which audited financial statements appear in this annual report on Form 20-F. The following is a summary of the fees billed by BDO Audit & Assurance B.V. for professional services rendered for the fiscal years ended December 31, 2010 and 2011:

	Year Ended December 31,
	2010	2011
Audit Fees(1)	$285,522	$1,291,329
Audit-Related Fees(2)	74,954	82,385
Tax Fees(3)	—	—
All Other Fees(4)	—	—

Total	$360,476	$1,373,714

(1)	Audit fees consisted of fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees consisted of fees billed for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of our financial statements and are not reported under Note (1) above.
(3)	Tax fees consisted of fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
(4)	All other fees consisted of fees billed for products and services provided by the principal accountant, other than the services reported above under other captions in the above table.

Audit Committee’s Pre-approval Policies and Procedures

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee may pre-approve specified categories of services that may be performed by our independent accountants, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories.

The Audit Committee may delegate part of its pre-approval authority to the chairman of the Audit Committee, subject to report to the entire Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In reliance upon exemptions for newly public companies under Rule 10A-3(b)(1)(iv) under the Exchange Act, currently three of the five members of our audit committee, Messrs. Fuller, Haars and Tenwick, are independent under the independence standards applicable to listed company audit committee members, pursuant to Rule 10A—3 under the Securities Exchange Act. We will ensure that the committee is composed entirely of independent members within one year of our IPO. We do not believe that our reliance on these exemptions will materially adversely affect the ability of our audit committee to act independently or to satisfy the other applicable requirements of Sarbanes-Oxley Act.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Dutch Corporate Governance

The DCGC was released in 2003 and amended in 2009. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NYSE. We will disclose in our Dutch annual report for financial year 2012 (the first year of listing on a government-recognized stock exchange) the extent to which we comply with the provisions of the DCGC and any deviations therefrom. The most substantial deviations from the DCGC are summarized below.

Remuneration

•

Our supervisory board has not formally analyzed the possible outcome of the variable components in the remuneration of the members of the management board and how they may effect the remuneration of the members of the management board and has also not determined the level and structure of the remuneration of the management board members by reference to scenario analyses (deviations from: best practice provisions II.2.1 and II.2.2).

•

Our supervisory board is authorized to grant options to the members of our management board that do not have predetermined performance criteria and which are exercisable within three years from the year the options were granted. The number of options to acquire ordinary shares which may be granted to the management board is not dependent on the achievement of targets specified beforehand. Under the Option Plan, options may be granted for an exercise price of 90% of the fair market value (deviations from: best practice provisions II.2.4, II.2.5 and II.2.6).

•	Two members of our management board may receive more than one year’s salary in the event of involuntary removal (deviation from: best practice provision II.2.8).

•	We have granted and intend to grant options in the future to members of our supervisory board (deviation from: best practice provision III.7.1).

Independence

•

Four members of our supervisory board are affiliated with shareholders. The terms of reference of the committees provide that prior to one year after our IPO, rules regarding the independence of committee members apply (deviations from: best practice provisions III.5.1. and III.2.1).

Board nominations and shareholder voting

•

Pursuant to our articles of association, the supervisory board will nominate one or more candidates for each vacant seat on the management board or the supervisory board. A resolution of our general meeting of shareholders to appoint a member of the management board or the supervisory board other than pursuant to a nomination by our supervisory board requires at least two-thirds of the votes cast representing more than half of our issued share capital (deviation from: best practice provision IV.1.1).

NYSE Corporate Governance Rules

The following is the only significant way in which our corporate governance practices differ from those followed by domestic companies within 90 days of listing on the NYSE under the listing standards of the NYSE:

Equity Compensation Plans—Under Section 303A.08 of the LCM, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Our shareholders have delegated the power to approve equity plans and material revisions thereto to our supervisory board, which is permitted under Dutch law.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

See page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1*	Articles of Association of AVG Technologies N.V. in effect since the closing of our IPO

1.2*	Supervisory Board By-Laws of AVG Technologies N.V. in effect since the closing of our IPO

1.3*	Management Board By-Laws of AVG Technologies N.V. in effect since the closing of our IPO

4.1*†	Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Technologies CY Limited effective from October 1, 2010

4.2*†	Amendment No. 1 to Google Search and advertising Services Agreement between Google Ireland Limited and AVG Technologies CY Limited effective from December 1, 2011

4.3*	Transfer of Contract regarding Google Search and Advertising Services Agreement between Google Ireland Limited, AVG Technologies CY Limited and AVG Netherlands B.V. effective from December 23, 2011

4.4*

Credit Agreement among AVG Holding Coöperatief U.A. and AVG Technologies N.V., as borrowers, the several lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, and JPMorgan Chase Bank, N.A., as Administrative Agent, dated March 15, 2011

4.5*	Amendment No. 1 to Credit Agreement by and among AVG Holding Coöperatief U.A., AVG Technologies N.V. and the guarantors and lenders party thereto dated August 10, 2011

4.6**+	Amended and Restated 2012 Option Plan

4.7*+	Form of Indemnification Agreement with the members of the management board and supervisory board

4.8*	Consultancy Agreement dated December 2, 2011 by and between AVG Technologies N.V. and Czech Value Participations I, Inc.

4.9*	Asset Purchase Agreement by and between AVG Technologies CY Limited and TuneUp Software GmbH and AVG Technologies N.V. dated August 17, 2011

4.10*

Share Purchase Agreement by and between AVG Technologies GER GmbH, AVG Technologies N.V., AVG Technologies CY Limited Blitz F11-eins-null GmbH, Christoph Laumann and Tibor Schiemann dated July 30, 2011

4.11*	Amended and Restated Registration Rights Agreement dated as of October 1, 2009 by and among AVG Technologies N.V. and certain of its shareholders

8.1*	Subsidiaries of AVG Technologies N.V.

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of BDO Audit & Assurance B.V., independent registered public accounting firm

101.INS#	XBRL Instance Document

101.SCH#	XBRL Taxonomy Extension Schema Document

101.CAL#	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF#	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB#	XBRL Taxonomy Extension Label Linkbase Document

101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated by reference to our registration statement on Form F-1 (file no. 333-178992), as amended.
**	Incorporated by reference to our registration statement on Form S-8 (file no. 333-180408).
†	Pursuant to a request for confidential treatment, portions of this exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act.
+	Indicates a management contract or compensatory plan.
#	Pursuant to Rule 406T of SEC Regulation S-T, interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act, are deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise are not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By:	/s/ J.R. Smith
	Name:	J.R. Smith
	Title:	Chief Executive Officer; Managing Director

Date: April 26, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Supervisory Board and Shareholders

AVG Technologies N.V.

Amsterdam, Netherlands

We have audited the accompanying consolidated balance sheets of AVG Technologies N.V. (the “Company”) as of December 31, 2010 and 2011 and the related consolidated statements of comprehensive income, shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AVG Technologies N.V. at December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

BDO Audit & Assurance B.V.

On behalf of it,

/s/ J.A. de Rooij

J.A. de Rooij RA

Amstelveen, Netherlands,

April 26, 2012

AVG TECHNOLOGIES N.V.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars—except for share data and per share data)

	December 31,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	$63,146	$60,740
Trade accounts receivable, net	24,978	25,363
Inventories	523	883
Deferred income taxes	17,608	18,394
Prepaid expenses	2,247	3,975
Prepaid share issuance cost	—	6,820
Other current assets	3,244	6,363

Total current assets	111,746	122,538

Property and equipment, net	10,346	12,436
Deferred income taxes	9,203	59,750
Intangible assets, net	8,294	35,035
Goodwill	33,919	71,367
Investment in equity affiliate	754	511
Investments	—	9,750
Other assets	1,695	248

Total assets	$175,957	$311,635

LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$5,244	$11,035
Accrued compensation and benefits	12,514	15,941
Accrued expenses and other current liabilities	18,219	30,878
Current portion of long-term debt	—	41,125
Income taxes payable	2,789	4,161
Deferred revenue	107,214	120,269

Total current liabilities	145,980	223,409

Long-term debt, less current portion	1,050	184,315
Deferred revenue, less current portion	28,213	30,839
Other non-current liabilities	1,474	3,397

Total liabilities	176,717	441,960

Commitments and contingencies (Note 13)
Class D preferred shares (par value: Euro 0.01, 12,000,000 shares authorized at December 31, 2010 and 2011; 12,000,000 shares issued and outstanding at December 31, 2010 and 2011. Aggregate preference in liquidation of $194,065 and $194,065 at December 31, 2010 and 2011, respectively)	191,954	191,954
Shareholders’ deficit:
Ordinary shares (par value: Euro 0.01, 50,437,500 Ordinary shares, 50,437,500 Class A shares, 50,437,500 Class B shares (2010), 37,828,125 Class B1 shares (2011), 12,609,375 Class B2 shares (2011), 11,250,000 Class C shares and 50,437,500 Class E shares authorized at December 31, 2010 and 2011; nil Ordinary shares, 16,200,000 Class A shares, 12,600,000 Class B shares (2010), 9,316,224 Class B1 shares (2011), 3,283,776 Class B2 shares (2011), nil Class C shares and 7,200,000 Class E shares issued and outstanding at December 31, 2010 and 2011)	476	476
Additional paid-in capital (Distributions in excess of capital)	(202,320)	(388,225)
Accumulated other comprehensive income (loss)	(1,572)	(6,324)
Retained earnings	10,702	71,794

Total shareholders’ deficit	(192,714)	(322,279)

Total liabilities, preferred shares and shareholders’ deficit	$175,957	$311,635

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. Dollars – except for share data and per share data)

	Year ended December 31,
	2009	2010	2011
Revenue:
Subscription	$151,365	$166,904	$175,654
Platform-derived	30,603	50,314	96,738

Total revenue	181,968	217,218	272,392

Cost of revenue:
Subscription	30,112	26,686	23,374
Platform-derived	1,308	2,293	7,849

Total cost of revenue	31,420	28,979	31,223

Gross profit	150,548	188,239	241,169
Operating expenses:
Sales and marketing	45,988	58,562	76,933
Research and development	19,533	23,364	35,008
General and administrative	24,404	40,683	60,710

Total operating expenses	89,925	122,609	172,651

Operating income	60,623	65,630	68,518
Other income (expense):
Interest income	196	52	69
Interest and finance costs	(25)	(23)	(16,581)
Other, net	(738)	1,693	(592)
Translation loss reclassified from other comprehensive income	(1,033)	—	—

Other income (expense), net	(1,600)	1,722	(17,104)

Income before income taxes and loss from investment in equity affiliate	59,023	67,352	51,414
Benefit (provision) for income taxes	(6,538)	(9,394)	49,260
Loss from investment in equity affiliate	—	(46)	(242)

Net income	$52,485	$57,912	$100,432

Other comprehensive income (loss):
Foreign currency translation gain (loss)	$(2,544)	$(1,734)	$(4,752)
Translation loss realized upon liquidation of a foreign subsidiary	1,033	—	—

Other comprehensive income (loss)	(1,511)	(1,734)	(4,752)

Comprehensive income	$50,974	$56,178	$95,680

Net income	$52,485	$57,912	$100,432
Preferred share dividends	(1,802)	(7,210)	(7,208)
Distributed and undistributed earnings to participating securities	—	(12,676)	(27,513)

Net income available to ordinary shareholders—basic	$50,683	$38,026	$65,711

Net income available to ordinary shareholders—basic	$50,683	$38,026	$65,711
Net income available to ordinary shareholders— diluted	$52,485	$38,026	$65,711
Earnings per ordinary share—basic	$1.19	$1.06	$1.83
Earnings per ordinary share—diluted	$1.09	$0.99	$1.69
Weighted-average shares outstanding—basic	42,750,000	36,000,000	36,000,000
Weighted-average shares outstanding—diluted	48,155,490	38,585,664	38,974,953
Cash dividends declared per ordinary share	$3.28	$0.83	$4.53
Cash dividends declared per preferred share	$—	$1.43	$5.13

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Expressed in thousands of U.S. Dollars—except for share data)

									Additional Paid-in Capital (Distributions in Excess of Capital)	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Shareholders’ Deficit
	Class D Preferred Shares		Ordinary Shares
			Class A		Class B		Class E
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, January 1, 2009	—	$—	2,925,000	$37	1,575,000	$23	—	$—	$(13,120)	$1,673	$6,957	$(4,430)
Net income	—	—	—	—	—	—	—	—	—	—	52,485	52,485
Other comprehensive income (loss):
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	(2,544)	—	(2,544)
Translation loss realized upon liquidation of a foreign subsidiary	—	—	—	—	—	—	—	—	—	1,033	—	1,033

Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(1,511)	—	(1,511)
Issuance of ordinary shares	—	—	26,325,000	347	14,175,000	189	—	—	—	—	—	536
Reclassification of ordinary shares	—	—	(7,200,000)	(95)	—	—	7,200,000	95	—	—	—	—
Conversion of ordinary shares to preferred shares	9,000,000	144,199	(5,850,000)	(77)	(3,150,000)	(43)	—	—	(144,079)	—	—	(144,199)
Issuance of preferred shares, net of issuance costs	3,000,000	47,755	—	—	—	—	—	—	—	—	—	—
Cash dividends declared and paid on ordinary shares	—	—	—	—	—	—	—	—	(58,624)	—	(59,442)	(118,066)
Share-based compensation, net of repurchases	—	—	—	—	—	—	—	—	7,500	—	—	7,500

Balances, December 31, 2009	12,000,000	191,954	16,200,000	212	12,600,000	169	7,200,000	95	(208,323)	162	—	(207,685)
Net income	—	—	—	—	—	—	—	—	—	—	57,912	57,912
Other comprehensive income (loss):
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	(1,734)	—	(1,734)

Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(1,734)	—	(1,734)
Cash dividends declared and paid on ordinary shares	—	—	—	—	—	—	—	—	—	—	(30,000)	(30,000)
Cash dividends declared and paid on preferred shares	—	—	—	—	—	—	—	—	—	—	(17,210)	(17,210)
Share-based compensation, net of repurchases	—	—	—	—	—	—	—	—	6,003	—	—	6,003

Balances, December 31, 2010	12,000,000	$191,954	16,200,000	$212	12,600,000	$169	7,200,000	$95	$(202,320)	$(1,572)	$10,702	$(192,714)

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (CONTINUED)

(Expressed in thousands of U.S. Dollars—except for share data)

	Class D		Ordinary Shares
	Preferred Shares		Class A		Class B		Class B1		Class B2		Class E
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, December 31, 2010	12,000,000	$191,954	16,200,000	$212	12,600,000	$169	—	$—	—	$—	7,200,000	$95
Net income	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income (loss)
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	—
Re-designation of Class B shares as Class B1 and B2	—	—	—	—	(12,600,00)	(169)	9,316,224	125	3,283,776	44	—	—
Cash dividends declared and paid on ordinary shares and share options	—	—	—	—	—	—	—	—	—	—	—	—
Cash dividends declared and paid on preferred shares	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation, net of repurchases	—	—	—	—	—	—	—	—	—	—	—	—

Balances, December 31, 2011	12,000,000	$191,954	16,200,000	$212	—	$—	9,316,224	$125	3,283,776	$44	7,200,000	$95

	Additional Paid-in Capital (Distributions in Excess of Capital)	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Shareholders’ Deficit
Balances, December 31, 2010	$(202,320)	$(1,572)	$10,702	$(192,714)
Net income	—	—	100,432	100,432
Other comprehensive income (loss):
Foreign currency translation gain (loss)	—	(4,752)	—	(4,752)

Other comprehensive income (loss)	—	(4,752)	—	(4,752)
Re-designation of Class B shares as Class B1 and B2	—	—	—	—
Cash dividends declared and paid on ordinary shares and share options	(139,068)	—	(29,255)	(168,323)
Cash dividends declared and paid on preferred shares	(51,485)	—	(10,085)	(61,570)
Share-based compensation, net of repurchases and liability awards	4,648	—	—	4,648

Balances, December 31, 2011	$(388,225)	$(6,324)	$71,794	$(322,279)

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Year Ended December 31,
	2009	2010	2011
OPERATING ACTIVITIES:
Net income	$52,485	$57,912	$100,432
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,874	7,596	11,849
Share-based compensation	8,289	6,773	6,396
Deferred income taxes	(5,653)	(2,902)	(56,217)
Change in the fair value of contingent consideration liabilities	1,646	1,555	425
Amortization of financing costs and loan discount	—	—	2,108
Loss from investment in equity affiliate	—	46	242
Loss on sale of property and equipment	31	16	289
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	(7,740)	(5,893)	1,219
Inventories	(174)	(29)	(293)
Accounts payable and accrued liabilities	3,102	9,083	3,445
Accrued compensation and benefits	3,872	4,271	2,677
Deferred revenue	20,493	7,543	15,006
Income taxes payable	(1,647)	1,524	1,372
Other assets	(85)	(505)	(4,470)
Other liabilities	(1,010)	921	(1,569)

Net cash provided by operating activities	79,483	87,911	82,911
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(6,632)	(11,686)	(11,373)
Proceeds from sale of property and equipment	13	131	46
Cash payments for acquisitions, net of cash acquired	(12,538)	(2,985)	(48,467)
Purchase of investment in equity affiliate	—	(800)	—
Purchase of investment in debt securities	—	—	(9,750)

Net cash used in investing activities	(19,157)	(15,340)	(69,544)
FINANCING ACTIVITIES:
Payment of contingent consideration	(1,003)	(6,252)	(4,222)
Proceeds from long-term debt net of discount	215	—	230,285
Debt issuance costs	—	—	(7,004)
Share issuance cost paid	—	—	(4,703)
Repayment of revolving credit facility	—	—	(1,125)
(Increase) decrease in restricted cash	(350)	(135)	1,333
Proceeds from issuance of ordinary shares	536	—	—
Proceeds from issuance of preferred shares, net of related issuance costs	47,755	—	—
Dividends paid	(118,066)	(47,210)	(229,893)
Repurchases of share options from employees	(789)	(770)	—

Net cash used in financing activities	(71,702)	(54,367)	(15,329)
Effect of exchange rate fluctuations on cash and cash equivalents	502	(2,769)	(444)

Change in cash and cash equivalents	(10,874)	15,435	(2,406)
Beginning cash and cash equivalents	58,585	47,711	63,146

Ending cash and cash equivalents	$47,711	$63,146	$60,740

Supplemental cash flow disclosures:
Income taxes paid	$12,261	$11,225	$6,746
Interest paid	$72	$23	$13,479

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars—except for share data and per share data, unless otherwise stated)

Note 1. Organization and Basis of Presentation and Business

Organization and basis of presentation

The accompanying consolidated financial statements include the financial statements of AVG Technologies N.V. and its wholly owned subsidiaries (collectively, the “Company,” or “AVG”).

On March 3, 2011, the shareholders of the AVG Technologies N.V. established AVG Holding Coöperatief U.A. (“AVG Coop”), incorporated in the Netherlands. On that date, the shareholders of AVG Technologies N.V. transferred all of their shares in AVG Technologies N.V. to AVG Coop. As a result of this transaction, AVG Coop became the sole shareholder of AVG Technologies N.V. In exchange for the shares in AVG Technologies N.V. transferred to AVG Coop, the members received an interest in AVG Coop equal to the capital contributed. On November 25, 2011, AVG Coop entered into a legal merger with AVG Technologies N.V., the entity ceasing to exist, and AVG Coop was converted into a public company with limited liability and changed its name to AVG Technologies N.V. Upon this conversion, the membership rights held by the members of AVG Coop were converted into the same class and number of shares that were previously transferred by the shareholders of AVG Technologies N.V. to AVG Coop.

AVG Technologies N.V., the entity ceasing to exist, was a limited liability company incorporated in the Netherlands on August 16, 2005 under the name Grisoft International B.V.

Business

The Company is primarily engaged in the development and sale of internet security software and online service solutions branded under the “AVG” name.

As of December 31, 2011, AVG Technologies N.V. was the parent company of the following direct and indirect subsidiaries:

- AVG Technologies USA Inc. – incorporated in Delaware, United States;

- AVG Technologies CZ, s.r.o. – incorporated in the Czech Republic;

- AVG Technologies UK Ltd – incorporated in the United Kingdom;

- AVG Exploit Prevention Labs, Inc. – incorporated in Delaware, United States;

- AVG Technologies GER, GmbH – incorporated in Germany;

- AVG Technologies FRA SAS (renamed from SQUARE, SAS) – incorporated in France;

- AVG Technologies HK, Limited – incorporated in Hong Kong, China;

- AVG (Beijing) Internet Security Technologies Company Limited – incorporated in China;

- AVG Mobile Technologies Ltd (formed January 4, 2011) – incorporated in Israel;

- AVG Netherlands B.V. (formed May 31, 2011) – incorporated in the Netherlands;

- AVG Ecommerce CY Ltd (formed April 13, 2011) – incorporated in Cyprus;

- iMedix Web Technologies Ltd – incorporated in Israel;

- AVG Technologies Holding B.V. (formed August 10, 2011) – incorporated in the Netherlands;

- TuneUp Software GmbH – incorporated in Germany;

- TuneUp Distribution GmbH – incorporated in Germany;

- TuneUp Corporation – incorporated in Florida, United Sates; and

- AVG Distribution Switzerland AG – incorporated in Switzerland.

Note 2. Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements of AVG Technologies N.V. and its wholly-owned subsidiaries and entities that it controls are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current presentation with no impact on previously reported net income.

Investment in equity affiliate

Investments in the common shares of companies, in which the Company believes it exercises significant influence over operating and financial policies, are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever it is determined that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the Company and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any differences between the Company’s cost and underlying equity in net assets of the investee as of the date of acquisition.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical factors, current circumstances and the experience and judgment of management. Management evaluates its assumptions and estimates on an ongoing basis. Actual results could differ from those estimates.

Concentrations of credit risk

A significant portion of the Company’s revenue and net income is derived from international sales and resellers and distributors. Fluctuations of the U.S. dollar against other currencies, changes in local regulatory or economic conditions, piracy, or nonperformance by resellers or distributors could adversely affect operating results.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The credit risk in trade accounts receivable is substantially mitigated by the Company’s credit evaluation process, reasonably short collection terms, and the geographical dispersion of sales transactions. The Company does not obtain rights to collateral to reduce its credit risk. See Note 14 for details of significant customers.

Foreign currency

The reporting currency of the Company is the U.S. Dollar. The functional currency of the Company’s subsidiaries is generally the local currency of such entity. The functional currency of AVG Technologies N.V. is the U.S. Dollar as it is the currency of the primary economic environment in which its operations are conducted. Transactions in currencies other than the functional currency of the Company are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the operation’s functional currency are remeasured at rates of exchange prevailing at the balance sheet date to the operation’s functional currency. Foreign currency transaction gains and losses are included in Other income (expense), net, in the Consolidated Statements of Comprehensive Income. The Company recorded foreign currency transaction net gains of $2,182 during 2010, and net losses of $243 and $73 during 2009 and 2011, respectively.

Upon consolidation, the results of operations of subsidiaries, whose functional currency is other than the reporting currency of the Company, the U.S. Dollar, are translated at the average exchange rate for the period. Assets and liabilities, excluding equity account balances which are translated at historical rates, are translated at period end exchange rates. The translation adjustments resulting from this process are included as a component of Accumulated other comprehensive income (loss). In the event of liquidation of a foreign subsidiary, the accumulated translation adjustment attributable to that foreign subsidiary is reclassified from Accumulated other comprehensive income (loss) and included in Other Income (expense), net. As a result of such liquidations in financial year 2009 AVG recorded a translation loss of $1,033.

Revenue recognition

The Company’s revenue, which is presented net of sales taxes and any other similar assessments, is derived from the following sources: (i) subscription revenue, which principally consists of revenue from term-based and perpetual software license agreements, bundled with maintenance and support and (ii) platform-derived revenues.

The Company applies software revenue recognition guidance to all transactions except those where no software is involved. The Company markets and distributes its software products both as stand-alone products and as integrated product suites. The Company recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) fees are fixed or determinable and (4) collectability is probable. If the Company determines that any one of the four criteria is not met, the Company defers recognition of revenue until all the criteria are met.

Persuasive evidence is a binding purchase order or license agreement. Delivery generally occurs upon delivery of a license key. If a significant portion of a fee is due after the Company’s normal payment terms of typically up to 90 days, the Company recognizes revenue as the fees become due. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fees and recognizes revenue upon cash receipt, provided all other revenue recognition criteria are met.

Subscription revenues

The Company sells term-based software licenses through direct sales to customers and indirect sales with partners, distributors and resellers. The term-based license agreements include free maintenance and support services (including the right to receive unspecified upgrades/enhancements of the Company’s products on a when-and-if-available basis), for which vendor-specific objective evidence (“VSOE”) of the fair value of undelivered elements does not exist. These arrangements are offered to customers over a specified period of time, and the Company recognizes all revenue from the arrangement ratably over the license term, which coincides with the maintenance and support service period.

The Company also sells perpetual software licenses primarily through indirect sales with partners, distributors and resellers and, to a lesser extent, through direct sales to customers. The perpetual license agreements include free maintenance and support services (which include the right to bug fixes, but exclude the right to receive unspecified upgrades/enhancements of the Company’s product on a when-and-if-available basis), for which VSOE of the fair value of undelivered elements does not exist. The Company recognizes all revenue from arrangements ratably over the expected term for providing maintenance and support services.

The Company initiates revenue recognition from the indirect sales channel upon sell-through by the distributor or reseller. For licensing of the Company’s software to partners, revenue is recognized when the partner reports the sale of the software products to an end-user, generally on a monthly basis. These arrangements are generally offered to distributors, resellers and partners over a specified period of time, and the Company recognizes the related revenue ratably over the license term, which coincides with the maintenance and support period. For arrangements that include perpetual licenses bundled with maintenance and support, revenue is recognized over the expected term for providing maintenance and support services

Deferred revenue consists principally of the unamortized balance of arrangements which include term-based and perpetual software license agreements, bundled with maintenance and support.

The Company reduces revenue for estimates of sales incentives and sales returns. On occasion, the Company offers additional channel rebates and end-user rebates for specified products for a limited period. The Company estimates reserves for channel rebates based on distributors’ and resellers’ actual performance against the terms and conditions of the rebate programs. The reserves for end-user rebates are estimated based on the terms and conditions of the promotional program, actual sales during the promotion, the number of actual redemptions received, historical redemption trends by product and by type of promotional program, and the value of the rebate. Additionally, end users may return the Company’s products, subject to varying limitations, through distributors and resellers or to the Company directly for a refund within a reasonably short period from the date of purchase. The Company estimates and records reserves for sales returns based on historical experience.

Platform-derived revenues

Platform-derived revenues are principally generated from third party Internet search engines rather than through direct contracts with advertisers. The third parties are obligated to pay the Company a portion of the revenue they earn from advertisers as compensation for the Company’s display of advertisements to end users on its Internet properties. Amounts earned from such third parties are reflected as revenue in the period in which such advertising services are provided.

To a lesser extent, Platform-derived revenues consist of fees earned through collaborative arrangements with third parties, whereby the Company incorporates content or functionality of the third party into the Company’s product offerings. Fees earned in a period are generally based on the number of active clients with the installed third party content or functionality multiplied by the applicable client fee.

Each contract is evaluated to determine whether the Company is the primary obligor in the arrangement. When the Company concludes that it is not the primary obligor, revenues are recognized on a net basis.

Cost of revenue

The cost of revenue related to subscription revenues primarily consists of customer support, costs of electronic downloads, amortization of purchased technology and costs of packaging.

The cost of revenue related to platform-derived revenues primarily consists of fees paid to third parties that distribute the Company’s search toolbar.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2009, cash equivalents consisted of time deposits of $2,420. As of December 31, 2010 and 2011, the Company did not hold any cash equivalents.

As of December 31, 2011, cash amounting to $58,622 has been pledged as collateral to secure the long term debt (Note 9).

Restricted cash

Non-current restricted cash of $1,333 at December 31, 2010 was included in the Other assets line item on the Consolidated Balance Sheet and represented minimum cash deposits required to be maintained under the Company’s revolving credit facility. As of December 31, 2011, the Company did not hold any restricted cash.

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and are not interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. Additions to the allowance for doubtful accounts are recorded as General and administrative expenses. The Company reviews its trade receivables to identify specific customers with known disputes or collectability issues. In addition, the Company maintains an allowance for all other receivables not included in the specific reserve by applying specific rates of projected uncollectible receivables to the various aging categories. In determining these percentages, the Company analyzes its historical collection experience, customer credit-worthiness, current economic trends and changes in customer payment terms. The allowance for doubtful accounts at December 31, 2010 and 2011 was $976 and $1,734, respectively.

As of December 31, 2011, the accounts receivable pledged as collateral to secure the long term debt totalled $21,520 (Note 9). There is a first priority undisclosed right of pledge over future accounts receivable.

Derivative instruments

The Company periodically enters into foreign currency option contracts to reduce the risks associated with changes in foreign currency exchange rates. The Company recognizes all derivatives on the balance sheet at fair value. The foreign currency contracts do not meet the requirements for hedge accounting. The gains and losses on the foreign currency contracts are intended to offset the gains and losses on the underlying transactions. Both the changes in fair value of outstanding contracts and realized foreign exchange gains and losses are included in Other income (expense), net. The fair value of the currency contracts is included in the Other current assets line item on the Consolidated Balance Sheets. Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.

The fair value of foreign currency contracts outstanding is presented below:

	December 31, 2010		December 31, 2011
	Notional U.S. Dollar Equivalent	Asset Fair Value	Notional U.S. Dollar Equivalent	Asset Fair Value
Foreign currency contracts	$18,000	$456	$20,000	$161

During 2009, 2010 and 2011, the Company recorded in Other income (expense), net losses on foreign currency contracts of $359, $353 and $522, respectively.

Inventories

Inventories primarily consist of finished goods and are stated at the lower of cost or market. Cost is principally determined using the first-in, first-out method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence or impaired balances.

Property and equipment

Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets as follows:

•	computer equipment—two to four years;

•	office furniture and equipment—two to five years;

•	vehicles—four to five years; and

•	leasehold improvements—the shorter of the lease term or the estimated useful life of the asset.

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of property and equipment, are expensed as incurred.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2009, 2010 and 2011 no impairment losses have been recorded.

Leased assets

The Company has various operating leases for its buildings and equipment. Leases that do not transfer substantially all of the benefits and risks of ownership to the lessee or meet any of the other criteria for capitalization are classified as operating leases. For these leases, lease payments are recognized as expense on a straight-line basis over the lease term. Currently, the Company does not have any leases classified as a capital lease.

Dividends

Dividends are declared in accordance with the relevant laws and regulations applicable to AVG Technologies N.V. and are recognized when they become legally payable.

Business combinations

The Company uses the acquisition method of accounting under the authoritative guidance on business combinations.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued new guidance requiring an acquirer in a business combination to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their fair values at the acquisition date, with limited exceptions. The costs of the acquisition and any related restructuring costs are to be recognized separately. In April 2009, the FASB amended and clarified the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination. This guidance was effective for acquisitions occurring after January 1, 2009.

The acquired company’s operating results are included in the Company’s consolidated financial statements starting on the date of acquisition. The purchase price is equivalent to the fair value of the consideration transferred and liabilities incurred, including liabilities related to contingent consideration. Changes in fair value of contingent consideration subsequent to the acquisition date are recognized in the Consolidated Statements of Comprehensive Income in the period in which they occur.

Tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition are recorded at the acquisition date fair value. Goodwill is recognized for the excess of purchase price over the net fair value of assets acquired and liabilities assumed. When the fair value of net assets acquired exceeds the fair value of consideration transferred plus any non-controlling interest in the acquiree, the excess is recognized as a gain.

Amounts allocated to assets and liabilities are based upon fair values. The determination of such fair values requires management to make significant estimates and assumptions, especially with respect to the identifiable intangible assets. Those estimates are based upon assumptions believed to be reasonable and that of a market participant and are based on historical experience and information obtained from the management of the acquired companies. The separately identifiable intangible assets primarily consist of developed technology and customer relationships. The Company estimates the fair value of deferred revenue related to product support assumed in connection with acquisitions. The estimated fair value of deferred revenue is determined by estimating the costs related to fulfilling the obligations plus a normal profit margin. The estimated costs to fulfill the support contracts are based on the historical direct costs related to providing the support.

When pre-acquisition contingencies are identified, the Company estimates the fair value of such contingencies, which are included under the acquisition method as part of the assets acquired or liabilities assumed, as appropriate. Differences from these estimates are recorded in the Consolidated Statements of Comprehensive Income in the period in which they are identified.

For business combinations that were recorded prior to January 1, 2009, such transactions continue to be accounted for under the previous authoritative literature, except for certain income tax items, including the resolution of contingent consideration, which continues on settlement to be accounted for as additional purchase price and gives rise to additional goodwill.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of tangible and identifiable intangible assets acquired less liabilities assumed. The Company performs an annual impairment test as of October 1 of each financial year or more frequently if impairment indicators are present. The Company operates in one operating segment and this segment comprises its only reporting unit.

In September 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-08, “Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment”. Under the amendments in this update, an entity now has the option to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If after considering the totality of events and circumstances an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it does not have to perform the two-step impairment test. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any.

For 2009 and 2010, the Company performed the two-step annual impairment test as of October 1 of each financial year and no impairment losses were identified. For financial year 2011, the Company early adopted the guidance in ASU No. 2011-08 for its annual goodwill impairment test that was conducted as of October 1, 2011. In performing the 2011 goodwill impairment test, the Company assessed relevant qualitative factors to determine whether it is more likely than not that the fair value of its one reporting unit is less than its carrying amount. The qualitative factors AVG considered included, but were not limited to, general economic conditions, outlook for the software industry, the Company’s recent and forecasted financial performance and the fair value of the Company’s shares. After considering such factors, the Company concluded it is not more likely than not that the fair value of its reporting unit is less than its carrying amount and thus did not perform the two-step impairment test.

Intangible assets

In connection with its acquisitions, the Company generally recognizes assets for customer relationships and developed technology, which consists of acquired product rights, technologies and databases. Finite-lived intangible assets are carried at cost less accumulated amortization. Such amortization is provided on a straight-line basis over the estimated useful lives of the respective assets, generally from two to five years. Amortization for developed technology is recognized in Cost of revenue. Amortization for customer relationships is recognized in Sales and marketing.

The Company assesses the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Recoverability of certain finite-lived intangible assets, particularly customer relationships, is measured by the comparison of the carrying amount of the asset group to which the assets are assigned to the sum of the undiscounted estimated future cash flows the asset group is expected to generate. If the asset is considered to be impaired, such amount is measured as the difference between the carrying amount of the asset and its fair value. Recoverability of developed technology is measured by the comparison of the carrying amount of the asset to the sum of undiscounted estimated future product revenues offset by estimated future costs to dispose of the product. If the asset is considered to be impaired, such amount is measured as the difference between the carrying amount of the asset and its fair value. During 2009, 2010 and 2011 no impairment losses have been recorded.

Investments

Debt securities are classified as held-to-maturity and carried at amortized cost as management has the positive intent and ability to hold them until maturity. Dividend and interest income from these securities shall be included in earnings. Management evaluates debt securities for other-than-temporary impairment (“OTTI”) in each reporting period and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: i) OTTI related to credit loss, which is recognized in earnings and ii) OTTI related to other factors, which is recognized in other comprehensive income (loss). As of December 31, 2011, there were no debt securities in an unrealized loss position.

Income taxes

As part of the process of preparing consolidated financial statements, the Company is required to estimate applicable income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax expense together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards in each jurisdiction in which the Company operates. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

In computing income taxes in each jurisdiction in which the Company operates, the Company estimates the current tax exposure as well as assesses temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences identified are classified as current or long-term deferred tax assets and liabilities in the Consolidated Balance Sheets. Management’s judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, management’s interpretation of current tax laws and possible outcomes of current and future audits conducted by tax authorities. Changes in tax laws or management’s interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in the Consolidated Balance Sheets and Consolidated Statements of Comprehensive Income.

Deferred tax asset is presented net of a valuation allowance. The valuation allowance is recorded due to the limitations on the Company’s ability to utilize certain credit carry forwards and net operating losses of acquired companies. The valuation allowance is based on tax law limitations on the future utilization of acquired attributes as well as on the Company’s historical experience and estimates of taxable income by jurisdiction in which the Company operates and the period over which deferred tax assets will be recoverable. In the event that actual results differ from these estimates in future periods, the Company may need to establish an additional valuation allowance, which could materially impact the Company’s financial position and results of operations.

Tax returns are subject to examination by various taxing authorities. Although the Company believes that adequate accruals have been made in each period for unsettled issues, additional benefits or expenses could occur in future years from resolution of outstanding matters. The Company records additional expenses each period relating to the expected interest and penalties it would be required to pay a tax authority if the Company does not prevail. Management continues to assess the Company’s potential tax liability and revises its estimates. The

Company applies the authoritative guidance on income taxes that prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. This guidance prescribes a two-step process to determine the amount of tax benefit to be recognized. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires management to determine the probability of various possible outcomes. Management reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Share-based compensation

Compensation costs related to employee share option grants are based on the fair value of the options on the date of grant, net of estimated forfeitures. Compensation costs on share based awards with graded vesting are recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

The Company grants options to purchase ordinary shares under the 2009 Option Plan, which was initially approved and adopted by the general meeting of shareholders on June 8, 2009 and was subsequently amended and restated effective on October 1, 2009, June 30, 2010, March 11, 2011, June 30, 2011 and September 29, 2011. All options outstanding are governed by the original terms and conditions of the grants. Usually options are granted at an option price at or less than the market value of the shares at the grant date and have a contractual life of 10 years. Options generally vest on a straight-line basis over a period of four years, whereby 25% of the options vest on the first anniversary of the start date and the remaining options vest thereafter quarterly, in equal portions during the remaining vesting period, generally the following 12 quarters. The grant date is established once the Company’s supervisory board approves the grant and all key terms have been determined. The exercise prices of share option grants are the fair values on the grant date, as determined by the supervisory board of the Company from contemporaneous external third party valuations, combined with additional analysis by the supervisory board of the Company to estimate the fair value of the Company’s shares from most recently available financial and market information. Share option grant terms and conditions are communicated to employees generally within two weeks or if later at the communication date.

Compensation costs related to share option grants are based on the fair value of the options on the date of grant, net of estimated forfeitures. For options without market based conditions, the Company uses the Black-Scholes option-pricing model, which requires extensive use of accounting judgment and financial estimates, including estimates of the expected term employees will retain their vested share options before exercising them and the estimated volatility of the Company’s ordinary share price over the expected term. For options with a share price target, a closed form barrier option pricing model was used to value share options. Compensation costs on share based awards with graded vesting are recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award. Application of alternative assumptions could produce significantly different estimates of the fair value of share-based payment expense and consequently, the related amounts recognized in the Consolidated Statements of Comprehensive Income.

Advertising costs

Advertising costs are charged to operations as incurred, when service is received or goods are delivered, and include electronic and print advertising, trade shows, collateral production and all forms of direct marketing. Advertising costs included in Sales and marketing expense for financial years 2009, 2010, and 2011 were $18,980, $21,033, and $33,486 respectively.

Research and development

Research and development costs include salaries and benefits of researchers and engineers, supplies and other expenses incurred in research and development efforts. Costs incurred in the research phase of new software products are expensed as incurred. The Company expenses software development costs, including costs to develop software products to be marketed to external users, before technological feasibility of such products is reached. The Company has determined that technological feasibility was reached shortly before the release of those products and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products were not material, and accordingly, were expensed as incurred. Software development costs also include costs to develop software programs to be used solely to meet the Company’s internal needs. The costs incurred during the application development stage for these software programs were not material in the years presented.

Employee benefit plan

The Company maintains a defined contribution 401(k) retirement savings plan for its U.S. employees. Each participant in the 401(k) retirement savings plan may elect to contribute a percentage of his or her annual compensation up to a specified maximum amount allowed under U.S. Internal Revenue Service regulations. The Company matches employee contributions to a maximum of 4% of the participant annual compensation. Employer contributions to the 401(k) retirement savings plan were $199, $228 and $245 for the years ended December 31, 2009, 2010 and 2011, respectively.

Loss contingencies

The Company provides for contingent liabilities when (1) it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and (2) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred.

Financing costs

Financing costs include an original issue discount, financing arrangement fees and legal fees associated with the Company’s long-term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest and finance costs. Amounts paid to lenders or required to be paid to third parties on the lender’s behalf are classified as a contra to debt.

Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”). The CEO reviews financial information presented on a consolidated basis for evaluating financial performance and allocating resources. There are no segment managers who are held accountable for operations below the consolidated financial statement level. Accordingly, the Company reports as a single reporting segment.

Earnings per share

The Company applies the two-class method when computing its earnings per share, which requires that net income per share for each class of share (ordinary shares and preferred shares) be calculated assuming 100% of the Company’s net income is distributed as dividends to each class of share based on their contractual rights. Class D Preferred shareholders have the right to participate with ordinary shareholders in dividends and unallocated income.

In accordance with Accounting Standards Codification (“ASC”) 260 “Earnings Per Share”, basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method), shares issuable upon subscription of AVG shares by TuneUp former owners and the conversion of the Company’s Class D preferred shares.

Share issuance costs

Direct costs incurred in obtaining capital by issuing shares, as well as costs incurred through contractual obligations for other offerings are deducted from the related proceeds and the net amount recorded as additional paid-in capital in the period when such shares are issued. Until the date of issuance, such costs incurred during financial years 2009, 2010 and 2011 of nil, nil and $6,820, respectively, are disclosed as Prepaid share issuance cost. Other costs incurred in such offerings, including the current offering, in financial years 2009, 2010 and 2011 of nil, $3,600and $3,759, respectively, are expensed as incurred and are included in General and administrative expenses.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all the conditions specified in the grant have been met. When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is deducted from the carrying amount of the related asset and recognized in the consolidated statements of comprehensive income as a reduction to depreciation expense. During financial year 2011, AVG did not record any income nor received any funds related to the grant that was approved by the Czech government on October 19, 2011.

Recent accounting pronouncements

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement, Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs (Topic 820).” The ASU is the result of joint efforts by the FASB and the International Accounting Standards Board (“IASB”) to develop a single, converged fair value framework on how to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments are being made to eliminate unnecessary wording differences between U.S. GAAP and IFRS. However, some could change how the fair value measurement guidance in ASC 820 is applied. The amendments in this update are effective for financial years and interim periods within those financial years, beginning on or after December 15, 2011. Early application is not permitted. The Company adopted ASU No. 2011-04 in the first quarter of 2012 and the adoption will not have a material impact on the Company’s consolidated financial statements and disclosures.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income, Presentation of Comprehensive Income (Topic 220),” which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this update should be applied retrospectively and they are effective for financial years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The amendments in this update were early adopted by the Company and did not have a material impact on the consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment”. Under the amendments in this update, an entity now has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after considering the totality of events and circumstances an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it does not have to perform the two-step impairment test. The amendments are effective for annual and interim goodwill impairment tests performed for financial years beginning after December 15, 2011. Early adoption is permitted. The Company early adopted this ASU for its 2011 annual goodwill impairment test.

Note 3. Acquisitions

2011 acquisitions

Purchase of DroidSecurity Ltd.

On January 4, 2011, the Company acquired 100% of the outstanding shares of DroidSecurity Ltd. (“Droid”), an Israeli producer of anti-virus software for android devices. The results of operations of Droid were included in the Consolidated Statements of Comprehensive Income since the date of acquisition. Supplemental pro forma information for Droid was not material to the Company’s financial results and was therefore not included. The Company recorded acquisition-related transaction costs of $202, which were included in General and administrative expenses.

The net assets acquired in the transaction, and the goodwill, were determined as follows:

Net liabilities(1)	$(297)
Intangible assets(2)	1,104
Goodwill(3)	4,782

Total purchase consideration	$5,589

(1)	Net liabilities included deferred tax liability of $276 and net working capital and other liabilities of $21. The cash acquired in the transaction totaled $525.
(2)	Intangible assets included developed technology of $1,104, which is amortized over its estimated useful life of 4 years.
(3)	Goodwill is not tax deductible. The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Droid software with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$4,400
Cash consideration expected to be paid in earn out payments(4)	1,189

$5,589

(4)

Earn out payments are capped at $5,300 and are primarily based on the number of users generated from sales of Droid software in the period from acquisition to December 31, 2013. A portion of earn out payments with a fair value of $1,189 was classified as contingent consideration, with the remaining portion classified as compensation expense. During financial year 2011, the Company paid $738 in earn out payments classified as contingent consideration and recorded compensation expense of $1,142.

Purchase of iMedix Web Technologies Ltd.

On May 18, 2011, the Company acquired 100% of the outstanding shares of iMedix Web Technologies Ltd. (“iMedix”), a software developer based in Israel. The results of operations of iMedix were included in the Consolidated Statements of Comprehensive Income since the date of acquisition. Supplemental pro forma information for iMedix was not material to the Company’s financial results and was therefore not included. The Company recorded acquisition-related transaction costs of $309, which were included in General and administrative expenses.

The net assets acquired in the transaction, and the goodwill, were determined as follows:

Net liabilities(1)	$(1,262)
Intangible assets(2)	3,634
Goodwill(3)	3,300

Total purchase consideration	$5,672

(1)	Net liabilities included a deferred tax liability of $808 and net working capital and other liabilities of $454. The cash acquired in the transaction amounted to $600.
(2)	Intangible assets included developed technology of $2,824, customer relationships of $539 and trade-names, which were classified as indefinite-lived intangibles, of $271. Developed technology and customer relationships are amortized over their estimated useful lives of 5 years and 3 years, respectively.
(3)	Goodwill is not tax deductible. The goodwill resulted primarily from the Company’s expectation of synergies from the integration of iMedix software with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$3,761
Deferred purchase consideration(4)	1,911

$5,672

(4)	The purchase consideration was deferred for the period of 12 months after the acquisition date and serves as a security for the indemnification obligations of the selling shareholders.

Purchase of TuneUp Software GmbH

On August 19, 2011, AVG Technologies GER GmbH acquired 100% of the voting interest in TuneUp Software GmbH (“TuneUp”), a Germany-based provider of intelligent software tools that enable users to optimize use of their operating systems and programs. The results of operations of TuneUp were included in the Consolidated Statements of Comprehensive Income since the date of acquisition. The Company incurred acquisition-related transaction costs of $1,817, which were recorded in General and administrative expenses.

The net assets acquired in the transaction, and the goodwill arising at acquisition, were determined as follows:

	Historic cost	Fair value adjustments	Fair value
Assets acquired:
Cash and cash equivalents(1)	$2,567	$—	$2,567
Trade accounts receivable, net	829	—	829
Inventories	74	—	74
Prepaid expenses and other current assets	826	644	1,470
Property and equipment, net	815	—	815
Intangible assets(2)	28	17,062	17,090
Goodwill(3)	—	29,195	29,195

Total assets acquired	5,139	46,901	52,040
Liabilities assumed:
Accounts payable	658	—	658
Accrued and other liabilities	1,854	—	1,854
Deferred revenues	14,941	(13,784)	1,157
Deferred taxes	—	3,351	3,351

Total liabilities assumed	17,453	(10,433)	7,020
Net assets acquired	$(12,314)	$57,334	$45,020

Components of consideration:
Cash consideration paid(1)			$34,430
Cash consideration expected to be paid in earn out payments(4)			10,590

			$45,020

(1)	Included in cash consideration paid is Euro 5 million ($7.1 million) paid by AVG Technologies CY (a wholly owned subsidiary of AVG Technologies N.V.) in exchange for the internally developed intellectual property of TuneUp, which was received by TuneUp on August 17, 2011, prior to the closing of the acquisition. This has been adjusted from the cash and cash equivalents at acquisition of TuneUp along with a dividend payment of Euro 3.5 million ($5.0 million) paid to the founders of TuneUp which was paid using the funds received from AVG Technologies CY immediately prior to acquisition.
(2)	Intangible assets included developed technology of $6,252, customer relationships of $1,378, brand and domain names of $9,432 and other intangibles of $28. Developed technology, customer relationships, brand and domain names and other intangibles are amortized over their estimated useful lives of 4 years, 5 years, 8 years and 4 years, respectively.
(3)	Goodwill is not tax deductible. The goodwill resulted primarily from the Company’s expectation of synergies from the integration of TuneUp software with the Company’s existing solutions.
(4)	Contingent cash consideration up to Euro 10.0 million ($14.4 million), which, on the date of acquisition, was estimated to have a fair value by the Company at $10.6 million, is contingent based on the EBITDA value achieved and revenues generated from sales of TuneUp during financial year 2011.

As part of the acquisition and apart from the contingent cash consideration above, the former owners of TuneUp will receive shares of AVG with a total value of Euro 11.5 million or $16.5 million subject to their continued employment with the Company and other vesting conditions. The Company recognizes the expense relating to these shares over a four-year vesting period. During financial year 2011, the Company recorded compensation expense of $3,124, which was included in General and administrative expenses.

Pro Forma Effect of TuneUp Acquisition

The following unaudited pro forma financial information presents the Company’s combined results with TuneUp as if the acquisition had occurred at the beginning of 2010.

	Year Ended December 31,
	2010	2011
Pro forma net revenue	$228,460	$281,506

Pro forma net income	$43,868	$98,277

The amounts of net revenue and net loss of TuneUp included in the Company’s Consolidated Statement of Comprehensive Income from the acquisition date to December 31, 2011 are $1,234 and $5,027, respectively.

The above unaudited pro forma financial information includes adjustments for amortization of identifiable intangible assets that were acquired of $1.5 million and $1.8 million and adjustments for incremental share based compensation expense resulting from issuance of AVG shares to the sellers of TuneUp of $8.7 million and $1.2 million, for financial years 2010 and 2011, respectively, and adjustments to eliminate acquisition related costs incurred of $2.7 million in the historic statements of comprehensive income for financial year 2011. The related tax effect of the adjustments was included in the preparation of the above unaudited pro forma financial information. No effect has been given to cost reductions or synergies in this presentation. In management’s opinion, the unaudited pro forma combined net revenue and net income are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2010, nor are they indicative of future results of the combined companies.

Purchase of AVG Distribution Switzerland AG

On October 31, 2011, AVG Technologies Holdings B.V. purchased 100% of the shares of AVG Distribution Switzerland AG (“AVG DACH”), a Switzerland-based distributor of AVG products in Germany, Austria and Switzerland for Euro 3.9 million ($5.4 million) and settled its pre-existing agency and distribution agreements with AVG DACH for Euro 2.6 million ($3.7 million), in cash. The results of operations of AVG DACH were included in the Consolidated Statements of Comprehensive Income from the date of acquisition. Supplemental pro forma information for AVG DACH was not material to the Company’s financial results and was therefore not included. The Company incurred acquisition-related transaction costs of $70, which were recorded in General and administrative expenses.

The net assets acquired in the transaction, and the goodwill arising from it, were determined as follows:

Net liabilities(1)	$(598)
Intangible assets(2)	4,741
Goodwill(3)	1,295

Total purchase consideration	$5,438

(1)	Net liabilities included deferred tax liability of $474 and net working capital and other liabilities of $124. The cash acquired in the transaction totaled $669.
(2)	Intangible assets included developed technology of $625, customer relationships of $4,099 and brand and domain names of $17, which are amortized over their estimated useful lives of 5 years, 5 years and 8 years, respectively.
(3)	Goodwill is not tax deductible. The goodwill resulted primarily from the Company’s expectation of synergies from the integration of AVG DACH distribution network.

Components of consideration:
Cash consideration paid	$5,438

$5,438

In connection with the acquisition, the Company settled its pre-existing agency and distribution agreements with AVG DACH and recorded a settlement loss of $3,673 under General and administrative expenses. The amount of the settlement was based on expected future cash flows of the component of the agreements that was unfavorable to the Company.

Purchase of Bsecure

On October 26, 2011, AVG Technologies CY Limited and AVG Exploit Prevention Labs, Inc. entered jointly into an asset purchase agreement to acquire certain assets and liabilities from Bsecure Solutions, Inc., Bsecure Technologies, Inc., Bsecure Online, Inc., Bsecure Development, Inc. and Joseph Gregory (“Bsecure”), a U.S.-based provider of application service offerings featuring internet filtering and/or cloud-based management of information technology solutions. The results of operations from the acquired Bsecure business were included in the Consolidated Statements of Comprehensive Income from the date of acquisition, November 23, 2011. Supplemental pro forma information for Bsecure was not material to the Company’s financial results and was therefore not included. The Company incurred acquisition-related transaction costs of $355, which were recorded in General and administrative expenses.

The net assets acquired in the transaction, and the goodwill arising from it, were determined as follows:

Net assets(1)	$584
Intangible assets(2)	4,510
Goodwill(3)	1,445

Total purchase consideration	$6,539

(1)	Net assets included deferred revenue liability of $832, deferred tax assets of $1,166 and net working capital and other assets of $250.
(2)	Intangible assets included developed technology of $4,000, customer relationships of $490 and brand and domain names of $20, which are amortized over their estimated useful lives of 5 years, 5 years and 8 years, respectively.
(3)	Goodwill is tax deductible. The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Bsecure technology with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$4,799
Cash consideration expected to be paid in earn out payments(4)	1,740

$6,539

(4)	The earn out payments with a fair value of $1,740 are dependent upon achievement of certain milestones and were classified as contingent consideration.

2010 acquisitions

Purchase of Walling Data Systems, Inc.

On June 9, 2010, the Company, through its subsidiary, AVG Technologies USA Inc. acquired the assets and liabilities of its distributor Walling Data Systems, Inc. (“WDS”) in order to expand its distribution capabilities in the United States. The Company paid a total purchase price of $2,985 in cash. The results of operations of WDS were included in the Consolidated Statements of Comprehensive Income since the date of acquisition. Supplemental pro forma information for WDS was not material to the Company’s financial results and was therefore not included. For financial year 2010, the Company recorded acquisition-related transaction costs of $272, which were included in General and administrative expenses.

The net assets acquired in the transaction, and the goodwill arising, were determined as follows:

Net tangible assets	$122
Intangible assets(1)	1,459
Goodwill(2)	1,404

Total purchase consideration	$2,985

(1)	Intangible assets included customer relationships of $1,273, as well as developed technology of $186, which are amortized over their estimated useful lives of 2-14 years and 1.5 years, respectively.
(2)	Goodwill is tax deductible. The goodwill amount resulted primarily from the Company’s expectation of synergies from the integration of WDS distribution network and certain intangible assets that do not meet the criteria for separate recognition.

As a part of the transaction, the Company also assumed a liability to pay up to $2,250 to the former owner subject to his continuing employment with the Company. The arrangement was deemed to be compensation for future employment services and therefore was excluded from the purchase consideration. In May 2011, the arrangement was amended and, as a result of this change in the agreement, the Company paid $2,405 to the former owner of WDS. During financial years 2010 and 2011, the Company recorded compensation expense of $625 and $1,780, respectively, which were included in Sales and marketing expenses.

2009 acquisitions

Purchase of Sana Security, Inc.

On January 9, 2009, the Company, through certain of its subsidiaries, acquired Sana Security, Inc., (“Sana”) a security software developer, through the purchase of all of the assets and certain liabilities of Sana. The results of operations of Sana were included in the Consolidated Statements of Comprehensive Income since the date of acquisition. Supplemental pro forma information for Sana was not material to the Company’s results of operations and was therefore not included. For financial year 2009, the Company recorded acquisition-related transaction costs of $645, which were included in General and administrative expenses.

The net assets acquired in the transaction, and the goodwill arising, were determined as follows:

Net liabilities(1)	$(675)
Intangible assets(2)	4,194
Goodwill(3)	11,456

Total purchase consideration	$14,975

(1)	Net liabilities included deferred revenue, which was adjusted from $1,796 to $735, representing the estimate of the fair value of the contractual obligation assumed for customer support.
(2)	Intangible assets included developed technology of $2,370, customer relationships of $1,160 and other intangibles of $664, which are amortized over their estimated useful lives of 4 years, 2 years and 2 years, respectively.
(3)	Goodwill is tax deductible. The goodwill amount resulted primarily from the expectation of synergies from the integration of Sana’s software with the Company’s products.

Components of consideration:
Cash consideration paid	$10,227
Cash consideration expected to be paid in earn out payments(4)	4,748

$14,975

(4)

The contingent payments include earn out payments which are limited to a maximum amount of $25,000 and are based on the net profit generated from the sale of Sana products in the period between January 9, 2009 and December 31, 2010. A payment of $1,003 was made in 2009 with further $4,209 paid in 2010. A last payment of $1,975 was made in 2011.

Purchase of Square, SAS

On October 1, 2009, the Company acquired 100% of the shares of its distributor SQUARE, SAS (“Square”) in order to expand its distribution capabilities in France. Square was subsequently renamed AVG Technologies FRA. The results of operations of Square were included in the Consolidated Statements of Comprehensive Income since the date of acquisition. Supplemental pro forma information for Square was not material to the Company’s financial results and was therefore not included. For financial year 2009, the Company recorded acquisition-related transaction costs of $133, which were included in General and administrative expenses.

The net liabilities assumed in the transaction, and the goodwill arising, were determined as follows:

Net liabilities(1)	$(351)
Intangible assets(2)	112
Goodwill(3)	2,831

Total purchase consideration	$2,592

(1)	Net liabilities included deferred revenue, which was adjusted from $0 to $463, representing the estimate of the fair value of the contractual obligation assumed for customer support.
(2)	Intangible assets included customer relationships of $97 and indefinite-lived intangibles of $15. Customer relationships are amortized over their estimated useful lives of 3 years.
(3)	Goodwill is not tax deductible. The goodwill amount resulted primarily from the expectation of synergies from the integration of the Square distribution network and certain intangible assets that do not meet the criteria for separate recognition.

Components of consideration:
Cash consideration	$1,599
Cash consideration expected to be paid in earn out payments(4)	993

$2,592

(4)	The contingent payments include earn out payments which are limited to a maximum amount of Euro 1 million ($1.3 million at the Euro /U.S. Dollar exchange rate on December 31, 2010) and based on the revenue and EBITDA generated from sale of AVG products in France in the period between October 1, 2009 and March 31, 2011. A payment of $571 was made in 2010. A last payment of $454 was made in 2011.

Note 4. Goodwill

The changes in the carrying amount of goodwill are as follows:

Total
Net balance as of January 1, 2010	$31,213
Goodwill acquired through acquisitions(1)	1,404
Goodwill adjustments(2)	1,472
Effects of foreign currency exchange	(170)

Net balance as of December 31, 2010(3)	$33,919

Goodwill acquired through acquisitions(1)	40,017
Goodwill adjustments(2)	1,055
Effects of foreign currency exchange	(3,624)

Net balance as of December 31, 2011(3)	$71,367

(1)	See Note 3 for acquisitions completed in financial years 2010 and 2011.
(2)	Adjustments to goodwill are related to contingent consideration related to 2007 acquisitions paid in 2010 and 2011.
(3)	There were no accumulated goodwill impairment losses as of December 31, 2010 and 2011.

As of December 31, 2011, goodwill totalling $33,798 has been pledged as collateral to secure the long term debt (Note 9).

Note 5. Intangible Assets

	December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
Customer relationships	$4,283	$(2,477)	$1,806	1.5 years
Developed technology	6,800	(4,551)	2,249	1.5 years
Software	7,821	(3,724)	4,097	3.0 years
Brand and domain names and other intangibles	939	(828)	111	1.0 years
Indefinite-lived trade names and other intangibles	31	—	31	Indefinite

Total	$19,874	$(11,580)	$8,294

	December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
Customer relationships	$11,697	$(3,792)	$7,905	4.0 years
Developed technology	24,607	(10,601)	14,006	4.0 years
Software	9,272	(4,623)	4,649	2.5 years
Brand and domain names and other intangibles	9,450	(1,278)	8,172	7.5 years
Indefinite-lived trade names and other intangibles	303	—	303	Indefinite

Total	$55,329	$(20,294)	$35,035

As of December 31, 2011, intangible assets with a carrying value of $16,903 have been pledged as collateral to secure the long term debt (Note 9).

Amortization expense was $3,596, $4,444 and $6,501 in financial years 2009, 2010, and 2011, respectively.

Total future amortization expense for intangible assets that have definite lives, based upon the Company’s existing intangible assets and their current estimated useful lives as of December 31, 2011, is estimated as follows:

2012	$9,113
2013	8,058
2014	6,797
2015	4,939
2016	2,982
Thereafter	2,843

Total	$34,732

Note 6. Investment in Equity Affiliate

On October 26, 2010, the Company acquired a 34.35% interest in Zbang It Ltd. (“Zbang”), an Israeli-based private company, for $800 in cash. Zbang is a developer of an integrated online communication application.

The Company accounts for its investment in Zbang under the equity method of accounting. Under this method, the Company records its proportionate share of the investee’s net income or loss based on the quarterly financial statements of the investee. The basis difference between the investor cost and the underlying equity in net assets of Zbang at the date of acquisition was attributed to in-process research and development and goodwill. Development efforts were completed in October 2011 and a useful life of four years was assigned to the developed technology. Amortization expense of $20 was recognized in the 2011 Consolidated Statements of Comprehensive Income in determining the Company’s share of Zbang’s net loss. The investment in Zbang is not material in relation to the financial position or results of operations of AVG.

The Company has an option to purchase the remaining 65.65% ownership interest in Zbang at specified dates for consideration as determined pursuant to the terms specified in an option agreement entered into with Zbang. The period to exercise this option began on April 1, 2011 and expires on March 31, 2013. The Company determined the value of the option using a binomial option-pricing model. The value of the option is not considered material to the financial statements as of December 31, 2010 and 2011. The Company has concluded that the option does not meet the definition of a derivative under the authoritative guidance. As of the date of issuance of these financial statements, AVG continues to evaluate the exercise of this option.

On August 2, 2011, the Company and Zbang entered into an agreement pursuant to which the Company granted to Zbang an unsecured loan of a principal amount of $500, which expires on August 2, 2012. The loan bears interest at an annual rate of 5%. The balance of the loan at December 31, 2011, including accrued interest, of $510 was included in Other current assets. Zbang is using the proceeds of the loan to market and distribute a new product that combines AVG and Zbang software.

Note 7. Investments

On November 25, 2011, the Company consummated a unit purchase agreement with Scene, LLC (“Scene”), a U.S.-based provider of broadband speed testing and web-based network diagnostic applications, pursuant to which AVG acquired a 15% interest in Scene for a cash consideration of $9,750 paid at closing. In addition, on November 25, 2011, the Company entered into a right of first refusal and put and call agreement with Scene, pursuant to which Scene shall not enter into a change in control transaction (as defined in the agreement) without first offering the Company the right to enter into a change in control transaction with substantially the same terms and conditions as offered to a third party. The term of the right of first refusal terminates on September 30, 2012. Further, during the two month period beginning on January 1, 2013 and ending on February 28, 2013, the Company has the option to put all of its interest to Scene (put option) at a fixed price of $9,750 plus the amount of tax distributions owed to the Company. During a three month period following the expiration of the put exercise period, and if the Company has not exercised its put option, Scene shall have the option to purchase the Company’s interest (call option) at a fixed price of $9,750 plus the amount of tax distributions owed to the Company. Additional amounts may be owed to the Company if Scene undertakes a change in control transaction during the one year period following the delivery of the call notice.

In accordance with the guidance in ASC 320 “Investments—Debt and Equity Securities”, the Company accounted for its investment in Scene as a debt security as the risks and rewards associated with the investment were retained by Scene because of the impact of the put and call options. The Company classified its debt security as held-to-maturity with a maturity date that coincides with the expiration of the put option. Management has the positive intent and ability to hold this security until maturity. Investments in debt securities classified as held-to-maturity are measured at amortized cost in the statement of financial position and any dividends and interest income are recorded in earnings. The carrying value of the Company’s investment in Scene as of December 31, 2011 was $9,750. There were no distributions in 2011 that should be recorded as dividend income.

In addition, on November 25, 2011, the Company entered into a strategic cooperation agreement with Scene, which ends on December 31, 2012, to market and promote their respective products and paid a $2,000 fee for marketing and promotional services, which was recorded under Prepaid expenses in the accompanying Consolidated Balance Sheet and which will be recognized as expense over the period the services are provided.

Note 8. Related party transactions

On December 2, 2011, AVG entered into a consultancy agreement with Czech Value Participations I Inc. (“CVP1”), effective as of February 1, 2011, under which Robert Cohen, a contractor to CVP1, managing partner of Benson Oak Capital and former observer of the Company’s supervisory board, advises the Company with respect to corporate development, including mergers and acquisitions policy and activities. Mr. Cohen has certain powers to direct Orangefield Trust B.V., the managing director of Grisoft Holdings B.V., a major shareholder of the Company, on how to vote the shares in AVG held of record by Grisoft Holdings B.V. Under this agreement, the Company pays CVP1 approximately $19 per month plus a service success fee. The total fee, including the service success fee, for services rendered in 2011 was $539 and was recorded in General and administrative expenses. At December 31, 2011, the fee owed to CVP1 amounted to $230 and was included in Accrued expenses and other current liabilities.

Note 9. Debt

Revolving credit facility

On May 5, 2008, the Company’s subsidiary, AVG Technologies CZ, s.r.o., entered into an unsecured five-year revolving credit facility that had a contractual expiry date in March 2013 (the “Revolving credit facility”). The maximum AVG could borrow under the Revolving credit facility varied every year. For financial year 2010 this maximum was 25 million Czech crown ($1.3 million at the Czech crown/U.S. Dollar exchange rate on December 31, 2010). Loans under the Revolving credit facility bore interest at PRIBOR plus a margin. The Company had $1,050 outstanding under the Revolving credit facility at December 31, 2010.

On February 2, 2011, the Company fully repaid the outstanding balance of $1,125 and terminated its revolving credit facility.

Credit facility

On March 15, 2011, the Company entered into a credit agreement with a group of financial institutions (the “Credit Facility”). The Credit Facility provides a $235 million loan that is unconditionally and irrevocably guaranteed, jointly and severally, by certain AVG Technologies N.V. subsidiaries and is further secured by certain tangible and intangible assets of the Company and its subsidiaries with covenants obliging the Company to pledge new assets over a certain threshold. The Credit Facility bears interest at an adjusted LIBOR rate plus 6.0% with a LIBOR floor of 1.5%. Interest on the loan is payable quarterly in arrears. The Credit

Facility contains financial covenants, measured at the end of each quarter, including a covenant to maintain a specified consolidated leverage ratio and interest coverage ratio (as defined in the Credit Facility). Additionally, the Credit Facility contains affirmative covenants, including covenants regarding the payment of taxes, maintenance of insurance, reporting requirements and compliance with applicable laws. The Credit Facility contains negative covenants, among other things, limiting the Company’s ability to incur debt, make acquisitions, make certain restricted payments and sell assets. The events of default under the Credit Facility include payment defaults, cross defaults with certain other indebtedness, breaches of covenants, judgment defaults, bankruptcy events and the occurrence of a change in control (as defined in the Credit Facility). As of December 31, 2011, the Company was in compliance with all required covenants.

The Credit Facility was fully drawn down with net cash proceeds of $223,754 received after deducting the issuance costs of $11,246, which included an original issue discount, financing arrangement fees and legal fees, and making payments for other direct and incremental costs related to the Credit Facility. The proceeds AVG Technologies N.V. received were used to pay dividends to the Company’s shareholders.

In connection with the acquisition of TuneUp in August 2011 (Note 3), the Company made certain amendments to the Credit Facility and incurred legal fees of $127 and paid fees to the lenders of $423. The legal fees were expensed as incurred and were recorded under General and administrative expenses. The fees paid to the lenders are being amortized as an adjustment of interest expense over the remaining term of the Credit Facility using the interest method.

The amount of long-term debt under the Credit Facility shown in the accompanying consolidated balance sheet is analyzed as follows:

December 31, 2011
Principal	$235,000
Unamortized deferred financing costs	(9,560)

Total debt	225,440
Less current portion	(41,125)

Non-current portion	$184,315

The Credit Facility terminates on March 15, 2016, on which date all outstanding principal, together with accrued interest, will be due and payable. The Company may prepay any amounts outstanding under the Credit Facility and terminate the Credit Facility at any time, without premium or penalty, subject to reimbursement of certain costs.

Under the Credit Facility, the Company may also elect to request the establishment of one or more new term loan commitments in an aggregate principal amount not in excess of $100,000 (incremental term loan) provided certain conditions and financial covenants are met. Such new commitments are available at the discretion of the lenders. With the exception of the weighted-average life to maturity, maturity date and the yield thereof (each of which as defined in the Credit Facility), the terms and the provisions of the incremental loan, if the incremental loan is established in the future, shall be substantially identical to those described above related to the $235,000 loan.

The Credit Facility is secured by certain tangible, intangible, and current assets of the Company with covenants obliging the Company to also pledge new assets over a certain threshold. The collateral granted by the borrower and certain of its subsidiaries includes present and future pledges, mortgages, first priority floating and fixed charges and security interests with respect to, but not limited to, equity rights, shares and related rights (ownership interests), fixed assets, intellectual property rights (trademarks, domains and patents), intercompany and trade receivables, goodwill, bank accounts, insurance claims and commercial claims.

As of December 31, 2011, the mandatory principal payments under the credit facility are as follows:

2012	$41,125
2013	23,500
2014	23,500
2015	23,500
2016	123,375

Total	$235,000

Note 10. Fair Value Measurements

The Company measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value. Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2: Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3: Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency contracts(1)	$—	$456	$—	$456

Total assets measured at fair value	$—	$456	$—	$456

Liabilities:
Contingent purchase consideration liabilities(2)	$—	$—	$3,159	$3,159

Total liabilities measured at fair value	$—	$—	$3,159	$3,159

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency contracts(1)	$—	$161	$—	$161

Total assets measured at fair value	$—	$161	$—	$161

Liabilities:
Contingent purchase consideration liabilities(2)	$—	$—	$12,835	$12,835

Total liabilities measured at fair value	$—	$—	$12,835	$12,835

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.

(2)	The fair values of the contingent purchase consideration liabilities were determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.

The following table sets forth a summary of changes in the value of the Company’s Level 3 financial liabilities:

	Years Ended December 31,
	2009	2010	2011
Fair value—beginning of period	$—	$6,384	$3,159
Additions due to acquisitions	5,741	—	13,519
Change in fair value of Level 3 liabilities(3)	1,646	1,555	425
Effects of foreign currency exchange	—	—	(1,101)
Payments of contingent consideration	(1,003)	(4,780)	(3,167)

Fair value—end of period	$6,384	$3,159	$12,835

(3)	The change in fair value of the contingent purchase consideration liabilities, which was included in General and administrative expenses, is due to the passage of time and changes in the probability of achievement used to develop the estimate.

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the Consolidated Balance Sheets approximate their respective fair values because of the short term nature of these accounts. The carrying amount of investments as of December 31, 2011 approximates its fair value. The fair value of long-term debt as of December 31, 2011 was $224,292 as compared to its carrying amount of $225,440 (Note 9). The fair value of long-term debt was estimated through Level 2 of the fair value hierarchy using a discounted cash flow model, based on the rates currently available for debt with similar terms and remaining maturities.

Note 11. Consolidated Balance Sheet Detail

Accounts receivable allowance for doubtful accounts and reserve for product returns

The allowance for doubtful accounts is comprised of the following activity:

	Year Ended December 31,
	2009	2010	2011
Balance at beginning of period	$277	$332	$976
Charged to Operating expenses	55	798	884
Amount written-off or used	—	(154)	(126)

Balance at end of period	$332	$976	$1,734

The reserve for product returns is comprised of the following activity:

	Year Ended December 31,
	2009	2010	2011
Balance at beginning of period	$389	$877	$715
Charged against Revenue	975	725	2,107
Amount written-off or used	(487)	(887)	(1,594)

Balance at end of period	$877	$715	$1,228

Other current assets

Other current assets consist of the following:

	December 31,
	2010	2011
Loan provided to Zbang	$—	$510
Income tax receivable	1,156	3,622
VAT receivable	866	912
Withholding tax receivable	—	550
Foreign currency contracts	456	161
Other receivables	766	608

Total other current assets	$3,244	$6,363

Property and equipment

The following table summarizes property and equipment by categories for the periods presented:

	December 31,
	2010	2011
Computer equipment	$10,326	$15,053
Office furniture and equipment	3,354	3,458
Vehicles	2,798	3,073
Leasehold improvements	3,459	3,040

Total property and equipment	19,937	24,624
Less: accumulated depreciation and amortization	(9,591)	(12,188)

Total property and equipment, net	$10,346	$12,436

Depreciation and amortization expense were $2,278, $3,152 and $5,348 in financial years 2009, 2010, and 2011, respectively.

As of December 31, 2011, property and equipment with a carrying value of $7,162 have been pledged as collateral to secure the long term debt (Note 9).

Accrued compensation and benefits

Accrued compensation and benefits consist of the following:

	December 31,
	2010	2011
Salary and related benefits	$4,234	$4,232
Accrued vacation	1,029	1,446
Accrued incentive payments	7,251	10,263

Total accrued compensation and benefits	$12,514	$15,941

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2010	2011
Accrued legal and professional fees	$2,078	$4,707
Accrued marketing	2,634	2,552
Accrued communication services	678	514
Accrued rent and service costs	2,718	671
Accrued license fees	1,206	908
Accrued interest	—	832
Accrued sale commissions, rebates and discounts	1,546	2,006
Accrued customer support fees	256	910
Accrued electronic sales provider fees	811	336
Other accrued expenses	3,133	2,925
Deferred purchase consideration	—	1,911
Contingent purchase consideration	3,159	12,606

Total accrued expenses and other current liabilities	$18,219	$30,878

Other non-current liabilities

Other non-current liabilities consist of the following:

	December 31,
	2010	2011
Deferred rent	$1,374	$2,238
Contingent purchase consideration	—	229
Non-current accrued incentive payments	—	812
Other	100	118

Total other non-current liabilities	$1,474	$3,397

Note 12. Other Income (Expense), Net

Other income (expense), net is comprised of the following:

	Year Ended December 31,
	2009	2010	2011
Interest income	$196	$52	$69
Interest on long-term debt	$(25)	$(23)	$(14,310)
Amortization of financing costs and loan discount	—	—	(2,108)
Bank charges and other finance costs	—	—	(163)

Interest and finance costs	$(25)	$(23)	$(16,581)
Foreign currency exchange transaction gains (losses), net	$(243)	$2,182	$(73)
Translation loss reclassified from other comprehensive income	(1,033)	—	—
Foreign currency contract losses	(359)	(353)	(522)
Other, net	(136)	(136)	3

Total other income (expense), net	$(1,600)	$1,722	$(17,104)

Note 13. Commitments and Contingencies

Lease commitments

The Company leases its facilities and certain equipment under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term. Rent expense was $2,068, $4,435 and $4,382 in financial years 2009, 2010, and 2011, respectively.

The following is a schedule by years of minimum future rentals on non-cancelable operating leases as of December 31, 2011:

2012	$4,063
2013	3,455
2014	2,924
2015	1,502
2016	746
Thereafter	3,411

Total minimum future lease payments	$16,101

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by years of purchase obligations as of December 31, 2011:

2012	$3,759
2013	217
2014	4
2015	4
2016	2

Total minimum future purchase obligations	$3,986

Other Commitments

In connection with the Company’s business combinations, the Company has agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with the Company of certain employees of the acquired entities. The Company recognized such compensation expense of $808, $1,612 and $2,922 during financial years 2009, 2010 and 2011, respectively. As of December 31, 2011, the Company estimated that future compensation expense and contingent consideration of up to $678 may be recognized on the Statement of Comprehensive Income pursuant to these business combination agreements.

After year end the Company entered into a business combination, where additional commitments have been entered into for the acquisition of OpenInstall as referenced in Note 19, Subsequent Events (unaudited).

Indemnification

The Company has agreements whereby it indemnifies its Managing and Supervisory Directors for certain events or occurrences while the Director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not limited; however, the Company has directors’ insurance coverage that reduces its exposure and may enable the Company to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

The Company provides limited product warranties to its licensees, distribution, reseller and other commercial partners and some of its software distribution, reseller and other commercial partner agreements contain provisions that indemnify such parties from damages and costs resulting from claims that the Company’s software infringes the intellectual property rights of a third party. The Company’s exposure under these warranty and indemnification provisions is generally limited to the total amount paid under the agreement. However, certain agreements may include warranty and/or indemnification provisions that could potentially expose the Company to losses in excess of the amount received under the agreement. To date, there have been no material claims under such warranty and/or indemnification provisions. Accordingly, the Company has not recorded a liability on its Consolidated Balance Sheets for these provisions.

Certain employees of the Company have signed non-competition agreements pursuant to which the employee is obligated to abstain from any competitive activity within the scope of the Company’s business for up to 12 months following termination of the employment relationship. Dependent upon the possibility of waiver of such non-compete restrictions available to the Company, unless such waiver would only lift the non-compete restriction but not the obligation to pay, during such period the Company is obligated to pay the employee a certain percentage of her or his salary. Payments made under these agreements in financial years 2009, 2010 and 2011 were not material to the Company’s consolidated financial statements.

Litigation contingencies

The Company has been involved in a dispute that was initiated against one of the Company’s technology suppliers for alleged trade secret misappropriation and copyright infringement during financial year 2010. During financial year 2011, the Company negotiated a license agreement with the party initiating the claim, which includes a release for past usage and a license for use going forward for an amount that approximates the provision recorded at December 31, 2010.

The Company is also involved in other legal proceedings and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial condition or results of operations.

Note 14. Geographic and Major Customer Information

The Company operates in one reportable segment. Revenues are attributed to countries based on the location of the Company’s channel partners as well as direct customers of the Company.

The following table represents revenue attributed to countries based on the location of the customer:

	Year Ended December 31,
	2009	2010	2011
Revenue:
United States	$100,389	$127,966	$147,521
United Kingdom	29,348	33,915	44,831
Other foreign countries(1)	52,231	55,337	80,040

	$181,968	$217,218	$272,392

(1)	No individual country represented more than 10% of the respective totals.

The following table represents revenue attributed to regions based on the location of the customer:

	Year Ended December 31,
	2009	2010	2011
Revenue:
Americas	$110,781	$138,988	$163,464
EMEA	62,317	67,981	94,976
Asia Pacific	8,870	10,249	13,952

	$181,968	$217,218	$272,392

The table below lists the Company’s property and equipment, net of accumulated depreciation, by country.

	December 31,
	2010	2011
Long-lived assets:
Czech Republic	$8,283	$7,385
United States	1,621	2,874
Other foreign countries(1)	442	2,177

	$10,346	$12,436

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net of accumulated depreciation, by region.

	December 31,
	2010	2011
Long-lived assets:
Americas	$1,621	$2,874
EMEA	8,694	9,462
Asia Pacific	31	100

	$10,346	$12,436

Significant customers

Revenues in financial years 2009, 2010 and 2011 included revenues derived from significant business partners as follows (in percentages of total revenue):

	December 31,
	2009	2010	2011
Business partner:
A	14%	22%	6%
B	—	—	28%

Note 15. Ordinary and Preferred Shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2010
	Shares Authorized	Shares Issued and Outstanding	Par value
Class A shares (“Class A shares”)	50,437,500	16,200,000	$212
Class B shares (“Class B shares”)	50,437,500	12,600,000	169
Class C shares (“Class C shares”)	11,250,000	—	—
Class E shares (“Class E shares”)	50,437,500	7,200,000	95
Ordinary shares	50,437,500	—	—

Total	213,000,000	36,000,000	$476

	December 31, 2011
	Shares Authorized	Shares Issued and Outstanding	Par value
Class A shares (“Class A shares”)	50,437,500	16,200,000	$212
Class B1 shares (“Class B1 shares”)	37,828,125	9,316,224	125
Class B2 shares (“Class B2 shares”)	12,609,375	3,283,776	44
Class C shares (“Class C shares”)	11,250,000	—	—
Class E shares (“Class E shares”)	50,437,500	7,200,000	95
Ordinary shares	50,437,500	—	—

Total	213,000,000	36,000,000	$476

In March 2009, the Company issued 26,325,000 Class A shares and 14,175,000 Class B shares to existing shareholders in exchange for cash at par value.

On October 1, 2009, the shareholders amended the Company’s Articles of Association and converted 5,850,000 Class A shares and 3,150,000 Class B shares into 9,000,000 Class D preferred shares (“Class D preferred shares”). The rights and privileges of Class D preferred shares are discussed below. The difference between the aggregate fair value of Class D preferred shares on the date of conversion and the carrying amount of ordinary shares converted amounted to $144,079 and was recorded in Additional Paid-in Capital (Distributions in Excess of Capital).

On March 11, 2011, the Company’s Articles of Association were amended to redesignate the class B shares (prior to the amendment 50,437,500 shares authorized, of which 12,600,000 shares were issued and outstanding) as class B1 shares, for which 37,828,125 shares are authorized and 9,316,224 shares were issued and outstanding, and class B2 shares, for which 12,609,375 shares are authorized and 3,283,776 shares were issued and outstanding.

The pertinent rights and privileges of holders of Class A, B, C, and E shares are as follows:

Dividend Rights. The holders of Class A, B, C and E shares are entitled to receive permitted dividends out of funds legally available when and if declared by the general meeting of shareholders pro rata to their shareholding, and subject to the approval of the Company’s supervisory board. The holders of the Class A, B, C and E shares are entitled to receive dividends out of funds legally available, also when such dividends would not constitute permitted dividends, when and if declared by the general meeting of shareholders pro rata to their shareholding including Class D preferred shares and Class A shares, and subject to the approval of the supervisory board.

Conversion Rights. The holders of Class A, B, C, and E shares have the right to convert all or any portion of the shares into an equal number of ordinary shares at any time voluntarily and automatically upon closing of a Qualified Public Offering (“IPO”) as defined in the Company’s Articles of Association. See Note 19.

Redemption Rights. Class A, B, C, and E shares have no redemption rights and are not subject to mandatory redemption.

Liquidation Rights. Class A, B, C and E shares have no liquidation preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, following the distribution of the liquidation preferences to the holders of Class D preferred shares described below, the remaining proceeds shall be distributed to the holders of Class A, B, C and E shares on a pro rata basis based on the number of ordinary shares held by each of the holders.

Voting rights. The holders of Class A, B, C and E shares are entitled to a number of votes equal to the number of ordinary shares into which each share is convertible. Dependent on minimum beneficial ownership percentages, the holders of Class A shares have the right to nominate and have appointed three Supervisory Directors (one of whom must be an independent Supervisory Director), the holders of Class B shares have the right to nominate and have appointed one Supervisory Director and the holders of Class E shares have the right to nominate and have appointed one Supervisory Director.

Class D preferred shares

On October 1, 2009, the Company issued 3,000,000 Class D preferred shares at $16.021875 per share, resulting in net cash proceeds of $47,755.

The Company recorded the Class D preferred shares at fair value on the date of issuance, net of issuance costs. The Company classifies its 12,000,000 Class D preferred shares outside of shareholders’ equity (deficit) because the shares contain certain redemption features that are not solely within the Company’s control. For the years ended December 31, 2010 and 2011, the Company did not adjust the carrying values of Class D preferred shares to the deemed redemption values of such shares since a liquidity event or liquidation of the Company was not probable at each balance sheet date. Subsequent adjustments to increase the carrying values to the ultimate redemption values will be made only when it becomes probable that such liquidity event or liquidation of the Company will occur.

The rights of holders of Class D preferred shares are as follows:

Dividend Rights. The holders of Class D preferred shares are entitled to receive cumulative dividends at the per share rate of 3.75% per annum of the original issue price out of funds legally available when and if declared by the general meeting of shareholders. Dividends shall accumulate daily in arrears whether or not such dividends are declared. As of December 31, 2010 and 2011, cumulative undeclared dividends amounted to $1,802 ($0.15 per share) and $1,802 ($0.15 per share), respectively.

The holders of Class D preferred shares are also entitled to receive permitted dividends pro rata to their shareholding, when and if declared by the general meeting of shareholders and subject to the approval of the supervisory board. The holders of Class D preferred shares are entitled to receive dividends pro rata to their shareholding out of funds legally available, also when such dividends would not constitute permitted dividends, when and if declared by the general meeting of shareholders and subject to the approval of the supervisory board.

Conversion Rights. The holders of Class D preferred shares have the right to convert all or any portion of the preferred shares into ordinary shares at any time on a 1-for-1 basis, adjusted for share splits, share dividends, combinations, recapitalizations or the like with respect to such shares and for certain anti-dilution adjustments. Class D preferred shares will be automatically converted into ordinary shares upon the closing of an IPO of the

Company in which the gross cash proceeds are at least $75,000 and the Company’s value immediately prior to the offering is not less than $500,000. The conversion ratio of Class D preferred shares may also be adjusted in the event that the IPO price is less than a certain amount per share. See Note 19.

Redemption Rights. Class D preferred shares have no mandatory redemption features.

Liquidation Rights. Under the terms of the Company’s Articles of Association, holders of Class D preferred shares are entitled to receive an amount equal to $16.021875 per share (as adjusted for share splits, share dividends, combinations, recapitalizations or the like with respect to such shares), minus any prior distributions, including dividends paid, in respect of such Class D preferred shares. If the amounts available for distribution to the holders of Class D preferred shares are not sufficient to pay Class D preferred shareholders, such holders of Class D preferred shares shall share ratably in any distribution in connection with such liquidation event in proportion to the full respective preferential amounts to which they are entitled. Following distribution of the liquidation preferences to the holders of the Class D preferred shares, any remaining assets and funds of the Company shall be distributed to the holders of the Class D preferred shares and the ordinary shares on a pro rata basis on an as-if converted basis.

Liquidity rights. Upon a merger, acquisition or change of control of the Company, the holders of Class D preferred shares have rights to a liquidity amount, subject to a maximum amount, which is payable to them before any amount shall be distributed to ordinary shareholders. This liquidity rights amount is $7.966667 per share plus unpaid dividends if the liquidity event occurs on or prior October 1, 2012. The liquidity rights amount decreases to $6.958333 per share plus unpaid dividends if the liquidity event occurs between October 2, 2012 and October 1, 2013 and is $5.966667 per share plus outstanding dividends if the liquidity event occurs after October 1, 2013.

After the full payment of the liquidity rights amount to holders of Class D preferred shares in connection with the liquidity event, the remaining proceeds of such liquidity event, if any, shall be distributed among the holders of ordinary shares then outstanding, pro rata, on an as-if-converted basis.

Voting Rights. The holders of Class D preferred shares are entitled to a number of votes equal to the number of ordinary shares into which the preferred shares are convertible. The holders of the Class D preferred shares have the right to elect two Supervisory Directors (one of whom must be an independent Supervisory Director).

Note 16. Share-Based Compensation

The following table sets forth the total share-based compensation expense under the 2009 Option Plan as amended and the share-based compensation expense related to the shares of AVG that the former owners of TuneUp will receive subject to their continued employment with the Company and other vesting conditions (Note 3) recognized in the Consolidated Statements of Comprehensive Income.

	Year Ended December 31,
	2009	2010	2011
Cost of revenue	$178	$61	$21
Sales and marketing	2,520	2,049	949
Research and development	1,108	1,008	1,116
General and administrative	4,483	3,655	4,310

Total	$8,289	$6,773	$6,396

Compensation costs related to employee share option grants are based on the fair value of the options on the date of grant, net of estimated forfeitures. Management estimates the forfeiture rate based on analysis of actual forfeitures and management will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated by management, the Company may be required to record adjustments to share-based compensation expense in future periods. Compensation costs on share based awards with graded vesting are recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

Options granted prior to the 2009 Option Plan

Options were granted to certain employees on various dates prior to the introduction of the 2009 Option plan. These options were approved by the supervisory board at the time of option grant and generally vest over a two year period. All such options were also ratified in, and are governed by, the 2009 Option Plan and the number of such options counts towards the limit on the total number of options the Company may issue.

2009 Option Plan

The 2009 Option Plan was designed in order to grant options on ordinary shares in the capital of AVG Technologies N.V. to certain employees of AVG Technologies N.V. and its subsidiaries. The purpose of the Option Plan is to provide employees with an opportunity to participate directly in the growth of the value of the Company by receiving options for shares.

Each option converts into one ordinary share of AVG Technologies N.V. on exercise.

The 2009 Option Plan was initially approved and adopted by the general meeting of shareholders on June 8, 2009 and was subsequently amended and restated effective on October 1, 2009, June 30, 2010, March 11, 2011, June 30, 2011 and September 29, 2011.

The total number of shares in respect of which options may be granted under the 2009 Option Plan is limited at 5,509,948. Options that lapse or are forfeited are available to be granted again. Options can only be granted to members of the management board of the Company and the supervisory board after prior approval of the general meeting of shareholders.

Options generally vest over a period of four years, whereby 25% of the options vest on the first anniversary of the start date and the remaining options vest thereafter quarterly, in equal portions during the remaining vesting period, generally the following 12 quarters. The contractual life of all options is 10 years.

The exercisability of certain options is subject to satisfaction of non-market based financial performance criteria relating to the earnings, revenues, profits or other results of the Company. The exercisability of certain options is subject to satisfaction of achieving certain market based condition including share price targets. Options are generally also subject to a service period vesting requirement of typically four years. The expected vesting period for options is based on the longer of the service period and the period over which the performance period has been set where management determines it is probable that the performance criteria will be met. Options are also only exercisable after the Company becomes a public company.

Shares option modifications

In 2009, the Company’s supervisory board approved the issuance of additional 190,278 options to 43 employees and reduced the original exercise price of their previously granted options in conjunction with the Company’s issuance of Series D Preferred shares. The additional option grants and reduction in exercise price were accounted for as a shares option modification. The shares option modification resulted in incremental share-based compensation expense of $3,020, of which $2,399 was recognized in the year ended December 31, 2009 and $621 is being recognized over the remaining vesting period.

On June 30, 2011, the Supervisory Board approved an amendment to the 2009 Option Plan to remove performance-based vesting conditions, including for options that were granted but unvested at such time by splitting such options into two awards, one for two-thirds as many options (“Base options”) and another for one-third as many options (“Additional options”). The Base options remained subject to service period vesting requirements as per the terms of the original plan. The Additional options were to be granted on the earlier of (i) the date of occurrence of a listing or (ii) March 31, 2012 with service period vesting requirements after such date. The amendment is accounted for as a share option modification. The modification resulted in no incremental share-based compensation expense.

Share option activity

The following table summarizes share option activity:

	Number of Share Options Outstanding	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value(1)
Outstanding—January 1, 2009	2,290,500	$2.21	8.33	$25,145
Granted	1,003,023	11.55
Exercised	—	—
Forfeited	(144,675)	14.29
Repurchased	(136,809)	2.79

Outstanding—December 31, 2009	3,012,039	$3.43	7.63	$39,947
Granted	2,079,666	20.26
Exercised	—	—
Forfeited	(157,092)	16.98
Repurchased	(91,200)	—

Outstanding—December 31, 2010	4,843,413	$9.95	7.83	$73,274
Granted	1,058,161	22.76
Cancelled	(752,808)	—
Exercised	—	—
Forfeited	(820,056)	20.37
Repurchased	(20,000)	16.02

Outstanding—December 31, 2011	4,308,710	$7.63	6.94	$68,509

Vested and expected to vest—December 31, 2011	4,249,090	$7.44	6.91	$68,346
Exercisable—December 31, 2011	—	$—	—	$—

(1)	Intrinsic value is calculated as the difference between the fair value of AVG’s ordinary shares as of the end of each reporting period and the exercise price of the option.

Additional information regarding the Company’s share options outstanding as of December 31, 2011 is summarized below:

	Options Outstanding
Strike Price	Number of Share Options Outstanding	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price Per Share
$0.01 - $5.00	2,382,591	5.48	$0.18
$5.00 - $12.00	376,901	7.44	7.93
$12.00 - $20.00	755,703	8.56	15.15
$20.00 - $25.00	793,515	9.54	22.69

Total	4,308,710	6.94	$7.63

The following table summarizes the options granted in 2011 with their exercise prices, the fair value of ordinary shares as of the applicable grant date, and the intrinsic value, if any:

Grant Date	Number of Options Granted	Weighted-Average Exercise Price	Ordinary Shares Fair Value Per Share at Grant Date	Intrinsic Value
January 1, 2011	76,000	$25.00	$25.00	$—
April 1, 2011	115,000	$22.00	$22.00	$—
June 30, 2011	387,303	$23.04	$22.00	$—
August 10, 2011	20,000	$22.00	$22.00	$—
September 29, 2011	135,220	$22.00	$23.50	$1.50
November 16, 2011	324,638	$23.28	$23.50	$0.22

Determining the fair value of share options

The fair value of each grant of share options was determined by the Company using options pricing models as follows:

•

For options without market based conditions the Black-Scholes option-pricing model was used. Since the exercise price of the option is adjusted for dividend payments, a binomial or other model to capture the possibility of early exercise is not required.

•	For options with a share price target, a closed form barrier option pricing model was used.

Assumptions used in the option pricing models are discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Expected volatility. The expected volatility was based on the historical share volatilities of two of the Company’s publicly listed peers over a period equal to the expected term of the options as the Company did not have a sufficient trading history to use the volatility of its own ordinary shares.

Fair value of ordinary shares. The fair value of the ordinary shares underlying the share options has historically been determined by an unrelated party’s contemporaneous external valuation of the Company’s market value on the following dates: December 2006, December 2007, December 2009, December 2010, June 2011 and September 2011. A retrospective valuation of the Company’s market value for December 2008 was also undertaken by an external valuer. In December 2005 and October 2009 new investments in the Company’s common shares determined the fair value of its common shares at these dates.

For option grants at dates other than those above, the Company’s supervisory board determined the fair value of the Company’s common shares using the most recent external valuations of the Company’s common shares and its most recently available financial results, forecast and market information.

Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected term. The expected term is determined after giving consideration to the contractual terms of the share-based awards, graded vesting schedules ranging from one to four years and expectations of future employee behavior as influenced by changes to the terms of its share-based awards.

Expected dividend. According to the terms of the awards, the exercise price of the options is adjusted to take into account any dividends paid. As a result dividends are not required as an input to the model, as these reductions in the share price are offset by a corresponding reduction in exercise price.

A summary of the weighted-average assumptions is as follows:

	Year Ended December 31,
	2009	2010	2011
Risk free interest rate	2.03%	1.84%	1.54%
Weighted-average expected lives (years)	4	4	4
Volatility	39.62%	40.03%	40.13%
Dividend Yield	0.00%	0.00%	0.00%
Weighted-average grant date fair value (per share)	$8.88	$6.44	$6.03
Value Granted (total)	$8,907	$13,395	$6,381
Number granted in year	1,003,023	2,079,666	1,058,161

The supervisory board deemed the fair value of the Company’s ordinary shares to be $23.50 per share on December 31, 2011.

As of December 31, 2011, total compensation cost related to unvested share options granted to employees not yet recognized was $5,598 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 1.74 years and will be adjusted for subsequent changes in estimated forfeitures.

In financial years 2009, 2010 and 2011, the Company, at its discretion, repurchased options held by a limited number of terminated employees in an amount of $789, $770 and $186, respectively. At the time of settlement, these options were remeasured to their fair values in equity, with a corresponding charge to share based compensation expense. The cash settlement amounts approximated the fair values at the settlement dates. Upon settlement the Company removed from equity the fair value of the repurchased options.

Shares issuable to TuneUp former owners

As part of the acquisition of TuneUp, the former owners of TuneUp will receive shares of AVG with a total value of Euro 11.5 million subject to their continued employment with the Company and other vesting conditions. The Company recognizes the expense relating to these shares over a four-year vesting period. During financial year 2011, the Company recognized compensation expense of $3,124, which was included in General and administrative expenses. The Company recorded $1,562 as a liability because AVG will issue a variable number of shares with a value equal to a fixed amount on the vesting. The remaining $1,562 was recorded in Additional Paid-in Capital because the number of shares is fixed. As of December 31, 2011, total unrecognized share-based compensation expense relating to the unvested shares was $12,871. This amount is expected to be recognized over a period of 3.6 years.

Note 17. Income Taxes

The Company’s components of income before income taxes are as follows:

	Year Ended December 31,
	2009	2010	2011
Domestic	$(3,096)	$(10,351)	$36,764
Foreign	62,119	77,657	14,408

	$59,023	$67,306	$51,172

The components of the (benefit) provision for income taxes are as follows:

	Year Ended December 31,
	2009	2010	2011
Current:
Domestic	$238	$—	$3,358
Foreign	11,953	12,296	3,599

Total Current Provision	$12,191	$12,296	$6,957
Deferred:
Domestic	(937)	(1,430)	(50,646)
Foreign	(4,716)	(1,472)	(5,571)

Total Deferred (Benefit) Provision	$(5,653)	$(2,902)	$(56,217)

(Benefit) Provision for Income Taxes	$6,538	$9,394	$(49,260)

Reconciliation of income tax computed at the Netherlands statutory tax rate to the (benefit) provision for income taxes is as follows:

	Year Ended December 31,
	2009	2010	2011
Income Tax Expense at Statutory Rate(1)	$15,051	$17,163	$12,793
Foreign Tax Rate Differential	(10,214)	(12,878)	(6,114)
Tax Exempt Revenue	(5,168)	(21,562)	(2,721)
Non-deductible Expenses	10,266	30,181	3,200
Valuation allowance	—	—	4,220
Group tax restructuring deferred tax asset	—	—	(58,494)
Other	(3,397)	(3,510)	(2,144)

(Benefit) Provision for Income Taxes	$6,538	$9,394	$(49,260)

(1)	Statutory rate was at 25.5% in 2009 and 2010, and at 25% in 2011.

Significant components of deferred tax assets are as follows:

	December 31,
	2010	2011
Deferred tax assets:
Fixed assets and intangible assets	$1,476	$46,673
Deferred revenues	20,525	21,544
Exchange differences of foreign subsidiary	274	274
Provisions and reserves	969	740
Net operating loss carry forwards	4,317	15,306
Other	(14)	(193)

Gross deferred tax assets	$27,547	$84,344
Valuation Allowance	(736)	(6,200)

Net deferred tax asset	$26,811	$78,144

The Company maintains a valuation allowance on net operating losses and other deferred tax assets in jurisdictions for which it does not believe it is more-likely-than-not to realize those deferred tax assets based upon all available positive and negative evidence, including historical operating performance, carryback periods, reversal of taxable temporary differences, tax planning strategies and earnings expectations. The Company’s valuation allowance increased by $403 and $5,464 for the years ended December 31, 2010 and 2011, respectively.

The primary reason for the decrease in tax expense for the year ended December 31, 2011 is a group tax restructuring which will support the Company to further optimize its innovative development activities. By undertaking this restructuring the Company has optimized its tax rate and additional tax depreciation on certain assets, both of which result in cash tax savings to the Company thereby making additional cash available to the Company for additional investments in such areas as research and development. The benefit recognized in 2011 relates to the recognition of a deferred tax asset for the additional tax depreciation on certain assets as a result of the restructuring.

As of December 31, 2011, the Company has net operating loss carry forwards of approximately $71,025 which will be available to offset future taxable income. If not used, approximately $14,118 of these carry forwards will expire between 2015 and 2030. The remaining portion of the carry forwards arose in jurisdictions where losses do not expire.

The Company has historically remitted all earnings from its foreign subsidiaries and has maintained this position for all periods presented. Accordingly, there are no unremitted earnings for the periods presented and therefore, the Company has not recognized any deferred tax liabilities for unremitted earnings.

The Company accounts for its uncertain tax positions in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FASB ASC 740-10”). As of December 31, 2010, gross unrecognized tax benefits totaled $1,541. As of December 31, 2011, the Company had no unrecognized tax benefits. During the year ended December 31, 2011, the Company settled its sole uncertain tax position resulting in a benefit of $638.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. The Company had no amounts accrued for interest and penalties during the years presented.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years presented is as follows:

	Year Ended December 31,
	2009	2010	2011
Balance at January 1,	$—	$—	$1,541
Additions for tax positions taken during a prior period	—	—	—
Reductions for tax positions taken during a prior period	—	—	—
Additions for tax positions taken during the current period	—	1,541	—
Reductions for tax positions taken during the current period	—	—	—
Reductions due to settlements with taxing authorities	—	—	(1,541)
Reductions as a result of a lapse of statute of limitations	—	—	—

Balance at December 31,	$—	$1,541	$—

The Company files numerous consolidated and separate company income tax returns in its domestic and foreign jurisdictions. During the year ended December 31, 2011, the Company settled its examination with Cyprus tax authorities, resulting in the favorable settlement of the Company’s sole uncertain tax position. The Company has no other ongoing examinations with local tax authorities. The Company does not expect the amount of unrecognized tax benefits to materially change within the next twelve months. The table below summarizes the open tax years in major jurisdictions as of December 31, 2011:

Jurisdiction	Open Years	Ongoing Examinations
Netherlands	2006 -2011	N/A
Czech Republic	2009, 2010, 2011	N/A
United Kingdom	2010, 2011	N/A
United States	2008 - 2011	N/A
Germany	2009, 2010, 2011	N/A
France	2009, 2010, 2011	N/A
Hong Kong	2010, 2011	N/A
Cyprus	2011	N/A
China	2010, 2011	N/A
Israel	2007 - 2011	N/A

Note 18. Earnings Per Share

The Company applies the two-class method when computing its earnings per share, which requires that net income per share for each class of share (ordinary shares and preferred shares) be calculated assuming 100% of the Company’s net income is distributed as dividends to each class of share based on their contractual rights. Class D Preferred shareholders have the right to participate with ordinary shareholders in dividends and unallocated income.

In accordance with ASC 260 “Earnings Per Share”, basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method), shares issuable upon subscription of AVG shares by TuneUp former owners and the conversion of the Company’s Class D preferred shares.

In March 2009, the Company issued 26,325,000 Class A shares and 14,175,000 Class B shares to existing shareholders in exchange for cash at par value. The shares issued in March 2009 were considered outstanding for purposes of calculating basic and diluted earnings per share since January 1, 2009 as the issuance of the shares was in substance a recapitalization of the Company’s share capital.

The following table sets forth the computation of basic and diluted earnings per ordinary share:

	Year Ended December 31,
	2009	2010	2011
Numerator:
Net income	$52,485	$57,912	$100,432
Preferred share dividends	(1,802)	(7,210)	(7,208)
Distributed and undistributed earnings to participating securities	—	(12,676)	(27,513)

Net income available to ordinary shareholders—basic	$50,683	$38,026	$65,711
Preferred share dividends	1,802	—	—

Net income available to ordinary shareholders—diluted	$52,485	$38,026	$65,711

Denominator:
Weighted-average ordinary shares outstanding—basic	42,750,000	36,000,000	36,000,000
Potential ordinary shares	5,405,490	2,585,664	2,974,953

Weighted-average ordinary shares outstanding—diluted	48,155,490	38,585,664	38,974,953

Earnings per ordinary share—basic	$1.19	$1.06	$1.83
Earnings per ordinary share—diluted	$1.09	$0.99	$1.69

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Year Ended December 31,
	2009	2010	2011
Class D preferred shares	—	12,000,000	12,000,000
Options to purchase ordinary shares	—	6,250	247,313

Anti-dilutive shares	—	12,006,250	12,247,313

Note 19. Subsequent Events (unaudited)

On January 13, 2012, AVG Technologies USA, Inc. acquired 100% of the outstanding shares of OpenInstall, Inc. (“OpenInstall”), a technology company based in the United States that provides a cloud-based software installation platform that allows for more efficient distribution of software products, provides related analytics and is complementary to AVG’s secure search, performance optimization and other software offerings. The results of operations from the acquired business will be included in the Consolidated Statements of Comprehensive Income from the date of acquisition. The Company incurred acquisition-related transaction costs of $355, which will be recorded in General and administrative expenses.

The net assets acquired in the transaction, and the goodwill arising from it, were provisionally determined as follows:

Net assets(1)	$1,219
Intangible assets(2)	3,305
Goodwill(3)	1,125

Total purchase consideration	$5,649

(1)	Net assets included property and equipment of $19, deferred tax assets of $1,179 and net working capital of $21.
(2)	Intangible assets included developed technology of $3,240 and domain names of $65, which are amortized over their estimated useful lives of 5 years.
(3)	Goodwill is tax deductible. The goodwill resulted primarily from the Company’s expectation of synergies from the integration of OpenInstall technology with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$4,049
Deferred purchase consideration(4)	1,600

$5,649

(4)	The purchase consideration was deferred for the period of 12 months after the acquisition date.

At the time of acquisition the Company also entered into employment agreements with certain employee shareholders of OpenInstall, which include retention and incentive compensation arrangements for up to $22.5 million of payments contingent upon achieving certain profit targets over three years, with additional compensation consisting of $2.5 million in cash over two years. Such payments will be accounted for as compensation expense in the periods earned, which will be recorded in Research and development expenses.

AVG publicly filed its initial Form F-1 with the Securities and Exchange Commission on January 13, 2012 and on February 7, 2012, closed its initial public offering of 8,000,000 ordinary shares at an offering price of $16.00 per share. AVG offered 4,000,000 ordinary shares and the selling shareholders offered 4,000,000 ordinary shares. AVG did not receive any proceeds from the sale of the ordinary shares by the selling shareholders other than the proceeds from exercised options which were immediately sold by selling option holders as described below. The initial public offering resulted in net proceeds to AVG of approximately $50.9 million, after deducting underwriting discounts, commissions and offering expenses paid by AVG. The right that was granted to the underwriters to purchase up to 1,200,000 ordinary shares from certain of the selling shareholders within 30 days of the initial public offering to cover over-allotments was not exercised. Upon the closing of the initial public offering, the Company’s outstanding Class D preferred shares were automatically converted into 12,000,000 ordinary shares and the related Class D preferred shares balance was reclassified from the mezzanine section of the balance sheet to permanent shareholders’ equity (deficit). The consolidated financial statements, including share and per share amounts, do not include the effects of the initial public offering because the initial public offering was completed after December 31, 2011.

Costs directly associated with the initial public offering were capitalized and recorded as prepaid share issuance cost prior to the closing of the initial public offering. These costs have been recorded as a reduction of the proceeds received in determining the amount to be recorded in additional paid-in capital.

On February 7, 2012, upon the closing of the initial public offering, the Company’s Articles of Association were amended and restated in their entirety. As a result of this amendment, the authorized capital of the Company changed to Euro 2,400,000 (prior to the amendment Euro 2,250,000). The authorized capital is comprised of 240,000,000 shares with a nominal value of Euro 0.01 per share and is divided into 120,000,000 ordinary shares and 120,000,000 preferred shares.

The table below shows, on a pro forma basis, the impact of the initial public offering on certain condensed consolidated balance sheet items. The pro forma condensed consolidated balance sheet data below gives effect to (i) the automatic conversion upon the closing of the offering of class A, B1, B2 and E shares into 36,000,000 ordinary shares, with all special rights associated with the existing classes of shares ceasing to be applicable, and (ii) the automatic conversion of Class D preferred shares into 12,000,000 ordinary shares, with all special rights associated with Class D preferred shares ceasing to be applicable, the payment in cash of accrued and unpaid dividends on Class D preferred shares in connection with such conversion and the related reclassification of the Class D preferred shares balance from the mezzanine section of the balance sheet to permanent shareholders’ equity (deficit).

The pro forma condensed consolidated balance sheet data below also gives effect to (i) the sale of ordinary shares by AVG at an initial public offering price of $16.00 per share after deducting underwriting discounts, commissions and offering expenses paid by AVG and the use of proceeds therefrom, (ii) 851,576 ordinary shares that will be issued to the sellers of TuneUp after the closing of the offering (based on an initial public offering price of $16.00 per share and a Euro/U.S. dollar exchange rate of $1.32 per Euro), which shares will remain in escrow following the offering subject to satisfaction of certain vesting criteria, including continuing employment of the sellers of TuneUp and (iii) the receipt by AVG of the proceeds from the exercise of share options to purchase 2,382,591 ordinary shares, 650,000 of which were sold in the offering.

	December 31,2011	Pro Forma as of December 31, 2011 (unaudited)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	$60,740	$115,289
Total current assets	122,538	170,267
Total assets	$311,635	$359,364

Total current liabilities	$223,409	$221,688
Total liabilities	441,960	440,239
Class D preferred shares	191,954	—
Shareholders’ equity (deficit):
Ordinary shares	476	717
Additional paid-in capital (Distributions in excess of capital)	(388,225)	(145,260)
Accumulated other comprehensive income (loss)	(6,324)	(6,324)
Retained earnings	71,794	69,992

Total shareholders’ equity (deficit)	(322,279)	(80,875)

Total liabilities, preferred shares and shareholders’ equity (deficit)	$311,635	$359,364

On January 10, February 7 and April 1 2012 the Company granted 226,667, 1,340,684 and 29,000 share options to employees at an exercise price of $23.50, $16.00 and $14.93 respectively per share option. Each share option converts into one ordinary share of AVG Technologies N.V. on exercise.

On February 7, 2012 the total number of shares in respect of which options may be granted under the 2009 Option Plan was increased by 2,650,000 to 8,159,948.