Form 20-F
period 2012-12-31
AVG Technologies N.V.
filed 2013-04-05
CIK 1528903

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Title of each class	Number of shares outstanding
Ordinary shares	54,019,154

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) (or for such shorter period that the Registrant was required to file such reports).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

The financial information included in this annual report is based on generally accepted accounting principles in the United States, or U.S. GAAP, unless otherwise indicated.

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

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “AVG” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to AVG Technologies N.V. and its subsidiaries, or if before November 25, 2011, to our predecessor company and former wholly owned subsidiary AVG Technologies N.V. and its subsidiaries. See “Item 4. Information on the Company—A. History and development of the company.” AVG ® , LinkScanner ® , CloudCare ™ , TuneUp and our logo are our key brands, and are variously registered in several jurisdictions. This annual report contains references to these and others of our trademarks and names and those of other entities and all these references may omit the ® or ™ symbols solely for convenience. Such references are not intended, however, to imply that we will not enforce our rights in any of our marks to the fullest extent permitted by law.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the consolidated balance sheet data as of December 31, 2008 from our unaudited consolidated financial statements not included in this annual report, the following consolidated statement of comprehensive income data for 2008 and 2009 and consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements not included in this annual report and consolidated statement of comprehensive income data for 2010, 2011 and 2012 and consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this annual report. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects.” Our reporting currency is the U.S. dollar. Our historical results are not necessarily indicative of our results to be expected in any future period. We have prepared the financial statements included in this annual report in accordance with U.S. GAAP.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars)
Statement of Comprehensive Income Data and Other Operating Metrics:
Revenue:
Subscription	$104,762	$151,365	$166,904	$175,654	$196,858
Platform-derived	9,079	30,603	50,314	96,738	159,108

Total revenue	113,841	181,968	217,218	272,392	355,966
Cost of revenue:(1)
Subscription	24,458	30,112	26,686	23,374	27,064
Platform-derived	—	1,308	2,293	7,849	27,320

Total cost of revenue	24,458	31,420	28,979	31,223	54,384

Gross profit	89,383	150,548	188,239	241,169	301,582
Operating expenses:(1)
Research and development	13,725	19,533	23,364	35,008	55,485
Sales and marketing	26,963	45,988	58,562	76,933	92,198
General and administrative	18,997	24,404	40,683	60,710	73,491

Total operating expenses	59,685	89,925	122,609	172,651	221,174

Operating income	29,698	60,623	65,630	68,518	80,408
Other income (expense), net	1,313	(1,600)	1,722	(17,104)	(22,939)

Income before income taxes and loss from investment in equity affiliate	31,011	59,023	67,352	51,414	57,469
Income tax (provision) benefit	(1,643)	(6,538)	(9,394)	49,260	(11,141)
Loss from investment in equity affiliate	—	—	(46)	(242)	(511)

Net income	29,368	52,485	57,912	100,432	45,817
Preferred share dividends	—	(1,802)	(7,210)	(7,208)	(753)
Distributed and undistributed earnings to participating securities	—	—	(12,676)	(27,513)	—

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars, except for share data and per share data)
Net income available to ordinary shareholders—basic (2)	$29,368	$50,683	$38,026	$65,711	$45,064

Earnings per ordinary share—basic(2)(3)	$0.65	$1.19	$1.06	$1.83	$0.86
Earnings per ordinary share—diluted(2)(3)	$0.62	$1.09	$0.99	$1.69	$0.84
Weighted-average ordinary shares outstanding—basic (2)(3)	45,000,000	42,750,000	36,000,000	36,000,000	52,395,427
Weighted-average ordinary shares outstanding—diluted (2)(3)	47,423,334	48,155,490	38,585,664	38,974,953	54,308,518

(1)	We have recognized employee share-based compensation in the consolidated statements of comprehensive income for the periods indicated as follows:

	Year ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Cost of revenue	$61	$21	$—
Research and development	1,008	1,116	1,652
Sales and marketing	2,049	949	2,036
General and administrative	3,655	4,310	12,495

Total share-based compensation expense	$6,773	$6,396	$16,183

(2)	During the 2011 fiscal year the Company had 12 million Class D preferred shares which were entitled to a preference dividend of approximately $1.8 million per calendar quarter, as well as their pro rata amount of net income assuming distribution to each separate class of shareholder. These shares were excluded from calculations of net income available to ordinary shareholders—basic. At the time of the initial public offering, or IPO, these shares converted to ordinary shares on a 1 for 1 basis, and preference dividends are no longer payable.
(3)	The shares issued in March 2009, which had the effect of a 10 for 1 share split, are considered as outstanding for purposes of calculating earnings per ordinary share and weighted-average ordinary shares outstanding in 2008, as this issuance of shares was in substance a recapitalization of our share capital.

	2008	2009	2010	2011	2012
Cash dividends declared per ordinary share(1)	$0.44	$3.28	$0.83	$4.53	$—
Cash dividends declared per preferred share	$—	$—	$1.43	$5.13	$0.21

(1)	The shares issued in March 2009, which had the effect of a 10 for 1 share split, are considered as outstanding for purposes of calculating cash dividends declared per ordinary share in 2008, as this issuance of shares was in substance a recapitalization of our share capital.

	For the year ended or as of December 31,
	2010	2011	2012
	(in thousands of U.S. dollars, except for user data and per user data)
Adjusted net income(1) (unaudited)	$66,246	$56,508	$76,169
Net cash provided by operating activities	$87,911	$82,911	$119,306
Net cash used in investing activities	$(15,340)	$(69,544)	$(30,242)
Net cash used in financing activities	$(54,367)	$(15,329)	$(100,325)
Unlevered free cash flow(2) (unaudited)	$76,196	$89,558	$115,830
Active users(3) (unaudited, in millions)	98	108	146
Subscription users(4) (unaudited, in millions)	12	15	15
Revenue per average active user(5) (unaudited)	$2.21	$2.65	$2.80

(1)	Adjusted net income is defined as net income for the period, adding back: share-based payments; acquisition-related intangible asset amortization expense; benefit (provision) for income taxes and deducting from adjusted profit before taxes the impact of a normalized tax rate of 14% based on the effective tax rates of the relevant jurisdictions for the applicable adjustments; charges associated with the rationalization of the Company’s global operations in 2012; and settlement of pre-existing relationships with a reseller on acquisition in 2011. For a reconciliation of adjusted net income to net income, the most comparable U.S. GAAP measure, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Non-U.S. GAAP Measures—Adjusted net income.”
(2)	Unlevered free cash flow is defined as net cash provided by operating activities less capital expenditures (which we define as being made up of payments for property and equipment and intangible assets) less interest income (expense), net (which includes amortization of financing costs and loan discount) and in 2011 adding an adjustment net of taxes for the settlement of pre-existing relationships as a result of the acquisition of a reseller. For a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP financial measure, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Non-U.S. GAAP Measures—Free cash flow.”
(3)	Active users are those who (i) have downloaded and installed our free software on a PC or mobile device and have connected to our server twice in the preceding 30-day period, (ii) have a valid subscription license for our software solutions or (iii) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. For further detail on our definition and counting of active users, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Key Metrics—Active, subscription, and stand-alone secure users.”
(4)	Subscription users are active users who subscribe to our premium products and online services, the primary component of our subscription revenue. Payments from subscription users make up the substantial majority of subscription revenue. For further detail on our definition and counting of subscription users, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Key Metrics—Active, subscription, and stand-alone secure users.”
(5)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$58,585	$47,711	$63,146	$60,740	$51,890
Working capital (deficit)	(13,933)	(41,804)	(34,234)	(100,871)	(102,192)
Goodwill and other intangible assets, net	21,970	40,711	42,213	106,402	122,483
Total assets	120,020	143,787	175,957	311,635	323,466
Deferred revenue, current	84,324	101,147	107,214	120,269	148,308
Deferred revenue, less current portion	20,321	27,925	28,213	30,839	32,848
Debt	806	1,072	1,050	225,440	97,231
Net cash (debt)	57,779	46,639	62,096	(164,700)	(45,341)
Total liabilities	124,450	159,518	176,717	441,960	346,036
Net assets (liabilities)	(4,430)	(15,731)	(760)	(130,325)	(22,570)
Class D preferred shares(1)(2)	—	191,954	191,954	191,954	—
Total shareholders’ deficit(1)(2)	(4,430)	(207,685)	(192,714)	(322,279)	(22,570)

(1)	In connection with the initial investment in us in October 2009 by TA Coöperatief (which subsequently transferred such investment to TA Sàrl), we amended our articles of association and converted 5,850,000 outstanding Class A ordinary shares and 3,150,000 outstanding Class B ordinary shares into an aggregate of 9,000,000 Class D preferred shares, which our shareholders then sold to TA Coöperatief. At the same time we also issued 3,000,000 Class D preferred shares to TA Coöperatief for $47.8 million, net of issuance costs. We recorded a distribution in excess of capital in shareholders’ equity (deficit) of $144.1 million in connection with the conversion into 9,000,000 Class D preferred shares of ordinary shares and the issuance of 3,000,000 Class D preferred shares to TA Coöperatief.
(2)	Upon the closing of the IPO, the Class D preferred shares were converted into 12,000,000 ordinary shares. In addition, we closed the IPO of 8,000,000 ordinary shares at an offering price of $16.00 per share. We offered 4,000,000 ordinary shares and the selling shareholders offered 4,000,000 ordinary shares. We did not receive any proceeds from the sale of the ordinary shares by the selling shareholders other than the proceeds from options which were exercised by certain selling shareholders in connection with the IPO. The IPO resulted in net proceeds of $50.9 million, after deducting underwriting discounts, commissions and offering expenses paid by us.

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

We may be unsuccessful in executing our new business model of adding compelling new products and online services and monetizing all of our active user base. Our primary means of monetizing our active user base has been our dynamic secure search solution in connection with, until November 2010, our search agreement with Yahoo!, subsequently, since November 2010, our search agreement with Google and, after renewing that Google search agreement in November 2012 for a two-year term on a non-exclusive basis, which in respect of the second year is terminable by either party for convenience with effect on and from November 30, 2013 upon 60 days notice which must be received on or before October 1, 2013, our additional search agreements with Yahoo! for a three-year term on a non-exclusive basis, which is terminable by either party for convenience by 180 days notice to take effect on or after January 23, 2015, and Seznam for a two-year term on a non-exclusive basis, signed in December 2012. These search agreements have provided us with a significant revenue stream. If we cannot find additional methods of monetizing our active user base and additional products and online services that users find compelling, we will not be able to continue our recent growth and increase our revenue, margins and profitability. If our new methods of monetizing our active user base, or our new products and online services cannot be sustained, our revenue, margins and profitability could be adversely affected.

We must maintain our relationships with our existing users and attract new users if we are to continue to expand and improve the quality of our user base, which we may be unable to do.

A significant portion of our users stop using our products in any given period because the cost of switching to the products and online services of competitors on existing hardware, including mobile devices, is minimal and because competitors’ products are often preinstalled on new hardware purchased by our users, among other reasons. For example, in the security software market, about 95% of new desktop computers have one of our competitors’ security products preinstalled. To continue to expand our user base, we must retain our existing users to the extent possible and continuously attract new users, both to replace the many users who exit our user base and to expand that base. Any failure to continue to expand our user base could have a material adverse effect on our business, operating results and financial condition.

In addition, our ability to monetize our active user base varies depending on many characteristics of those users, including level of engagement with our products and services, amount and nature of Internet and computing activities, geographic location and income level. If we are unable to retain and recruit users whose characteristics contribute to a user base with optimum potential for monetization, our business, operating results and financial condition could suffer materially. The significant turnover in our user base also limits our ability to predict our revenue and cash flows for future periods, making it more difficult for us to manage our business.

Our search-traffic program is crucial to our effort to monetize more of our active user base and this program is vulnerable to technological change, including the rise of mobile computing, and our reliance on a limited number of search providers.

Our most successful program to monetize all of our active user base has been our dynamic secure search solution, including our browser toolbar, which gives our users a convenient way to access a search engine at any time and to be secure that the sites that are the results of the search will not infect or damage their computers or other devices. Search engine companies pay us for the search queries we steer to them via our dynamic secure search solution. If software companies that provide Internet browsers prevent the addition of our toolbar, either directly by limiting space for toolbars in the browser interface or indirectly by restricting access to software code, our ability to monetize all of our active user base will be adversely affected. The rise of mobile computing makes this risk more acute as most mobile devices have smaller screens than desktop and laptop computers and software developed for these devices may not as readily accommodate additional toolbars as software developed for desktop and laptop computers. We have not yet begun distributing our toolbar with software designed specifically for mobile devices but intend to do so in future, as mobile represents a small but expanding proportion of the total search market. In addition, we currently expect that revenue per active mobile user will be lower than revenue from traditional active users. As such, there can be no assurance that revenue from our dynamic secure search solution or other similar solutions we may develop will grow in line with our expectations, or that we will be able to maintain or expand our current and future platform-derived agreements or enter into additional agreements to generate platform-derived revenue. The failure of these markets to continue to grow, or our inability to penetrate these markets, would have an adverse effect on our results of operations.

For the majority of platform-derived revenue from our dynamic secure search, we have historically relied upon agreements with one search engine company at a time, previously Yahoo! and then Google, to generate revenue from our dynamic secure search solution. Our revenue generated by Google accounted for 44% of our revenue in 2012, an increase from 28% of our total revenue in 2011. Revenue generated by Yahoo! sourced search accounted for 6% of our revenue in 2011. We have revenue concentration risk as we rely on our contractual arrangements with Google and Yahoo! for a significant portion of our revenue and we cannot guarantee that the revenue generated from the Google and Yahoo! sourced search agreements will continue. In November 2012 we renewed our relationship with Google by signing a new Internet search and advertising services agreement on a non-exclusive basis and subsequently signed search distribution agreements with other partners including Yahoo!, but we expect Google to continue to account for a significant percentage of our revenue.

Search engine companies pay us a percentage of any search revenue generated whenever a user clicks on an ad (also called a sponsored link) served by that search engine company and hosted on one of AVG’s search domains. Our customers can access our Secure search via the toolbar, default search, address bar or the AVG search homepage. Any decline in the popularity of our products or a search engine we utilize could result in a decrease in revenue from this source under our agreements with search engine companies. Certain search engine companies can also unilaterally make changes to their policies and guidelines, which primarily concern the operations and technology of their search services. These changes could require us to modify or suspend certain activities relating to our toolbar or search solutions, which could be costly for us to implement or lead to a reduction in the number of search customers and impact revenue. For example, one of our major search partners has released new guidelines that will restrict our ability to have our secure search toolbar installed as a default once our users download, or purchase another of our solutions, so that our users would have to opt for toolbar installation before it would be installed. We may also need relevant applicable search engine companies’ permission to offer the toolbar or our dynamic search solution in a form other than that previously approved in connection with our initial contracts, which, if they did not grant such permission, could adversely impact our ability to generate revenue by preventing us from offering the toolbar or search solutions as we otherwise would. In addition, the search engine companies may terminate their respective agreements with us if the advertising revenue generated, query volume or traffic quality through our dynamic secure search solution falls below a certain level over a certain time period, and they have other customary termination rights under the agreement, including upon a change of control. Similarly, the revenue share under such agreements varies according to the amount of traffic we deliver to each search engine. The agreements expire on November 30, 2014 and January 22, 2016 with Google and Yahoo! respectively with a mutual break clause one year earlier in the case of Google (as mentioned above) and a mutual right of termination for convenience on 180 days notice to take effect on or after January 23, 2015, in the case of Yahoo!. Neither search engine company is under any obligation to renew its agreement. If, upon the termination or expiration of our agreements, we fail to enter into new agreements with Google or Yahoo! or a similar search provider on substantially the same or more favorable terms, our revenue would significantly decrease. We may also be unsuccessful in diversifying our search revenue and Google and Yahoo! will likely remain responsible in the near term for the majority of our platform-derived revenue, so we will likely continue to have significant revenue concentration risk.

If we are unable to maintain and enhance our brand, our business and operating results may be harmed.

We believe that maintaining and enhancing our brand identity is critical to our business. The successful promotion of our brand will depend largely upon our marketing and public relations efforts, the quality of our Internet software solutions and our ability to differentiate ourselves from our competitors. The promotion of our brand may require us to make substantial expenditures, which will likely increase as our market becomes more competitive. As we expand into new markets, particularly the mobile market, and product sectors within the PC market, such as PC optimization, our brand may not be as well recognized and additional sales and marketing expenditure may be required. If we are not successful at maintaining and enhancing our brand, our ability to attract new users would be adversely affected and we could lose users, third-party distributors and resellers.

Our business depends on our brand recognition and the failure to maintain or enhance our brand image could adversely affect our business and market position. In particular, we rely on our active users as primary drivers of our user-driven marketing strategy and any negative change to the perception of our brand among our active users could have a material adverse effect on our business.

As we develop and further enhance our brand, marketing messages and visual identification, there are risks that we may adversely impact our business if such developments are not effective.

In addition, independent industry analysts often provide reviews of our solutions, as well as those of our competitors. Perception of our products in the marketplace may be significantly influenced by these reviews. Our brand could be harmed if industry analysts provide negative reviews of our software solutions or our Company. Furthermore, we depend upon certain third-party distributors of our solutions and actions by those third parties could have a negative effect on our brand.

We may not achieve sufficient access or incur exceptional costs in accessing the mobile market as an emerging market.

There has been a significant shift toward reduced use of PCs as individuals spend more time on smartphones and tablets and we believe this shift will accelerate. Tablets and smartphones are generally referred to together as “mobile computing” or simply “mobile”. This shift to mobile has resulted in reduced PC shipments and increased sales of smartphones and tablets. Almost all of AVG’s current revenue comes from PC-based products. We consider the acquisition and monetization of users in the mobile space is key for AVG’s future development. To date we have acquired 26 million users in the mobile space, primarily users of smartphones. The mobile sector is developing and changing much more quickly than the PC sector. There can be no guarantee that we will continue to acquire users or that our current users will continue to use our products. Trends in mobile may differ from those we predict and we may therefore design irrelevant or unwanted products which customers may not wish to use or pay for. User churn in mobile products may differ materially from churn in PC products and our systems may not be able to track such churn effectively leading to incorrect investment decisions. Commercial, privacy and such other laws and regulation may change and affect the trend in mobile and our ability to attract and retain users or require additional effort and cost to comply and compete in this sector. We may lack the scale to be able to effectively compete in the mobile sector, and competition may increase to the point where meaningful monetization is not possible. Any one of these factors or a combination of these factors may make our move into mobile unsuccessful and materially harm our results.

We are subject to fluctuations in demand for our products and online services as a result of numerous factors, most of which are beyond our control.

Demand for our products and online services fluctuates from period to period due to factors such as general economic conditions, competition, product obsolescence, technological change, shifts in buying patterns, financial and business conditions of our current and potential customers and levels of Internet usage. Technological change includes the move away from PC-based computing to mobile based computing and the associated slowdown of shipments in the PC market leading to a potential reduction of our total addressable market. There are also particular factors driving demand for each of our specific products and online services. For instance, demand for our Internet software solutions among our targeted customer base of small businesses and consumers is driven by our small business customers’ need for protection of business-critical data, consumers’ need for protection of their own personal data, potential users’ awareness of Internet security threats (including cybercrime) generally, the perceived potential damage caused by information loss and other factors. In addition, while concerns related to Internet privacy and the protection and control of Internet users’ personal information could potentially result in greater demand for some of our products and online services, there is also a risk that the growing awareness of potential privacy breaches and unintended sharing of personal information could slow overall growth in the adoption of Internet solutions, which we depend on to drive demand for our products and online services. Most of these factors are beyond our control. A change in the factors driving demand for our products and online services generally or for particular products and online services could adversely affect our revenue, cash flows, financial condition and results of operations.

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

We generally provide our premium Internet security solutions pursuant to one-year and two-year subscriptions, after which the relevant product or services either cease to operate or are no longer updated with the latest online threat information (rendering the product increasingly less useful as new threats emerge). In 2012, subscription revenue accounted for 55.3% of our total revenue. While we offer subscription users the option to renew their subscriptions, a significant portion of our subscription users choose not to do so. We have taken steps to increase our renewal rates by, for example, adding an auto-renew option on some of our premium products and online services, but there can be no assurance that these efforts will be successful in increasing our renewal rates. The majority of users purchasing a license online in 2012 opted for auto-renewal. The European Union, or EU, is developing a new EU Consumer Rights Directive, however, that is scheduled to come into effect in 2014 that will restrict the use of auto-renewals if the directive is enacted in its current form. We may consequently be forced to reduce or eliminate our use of auto-renewals with subscription users in the EU once these rules go into effect. Proposals to restrict auto-renewals are also under consideration in the United States, or U.S. To the extent that we must reduce or eliminate use of auto-renewals in these or other markets, our renewal rates may fall, potentially reducing the number of our subscription users. As a consequence, the growth of our subscription revenue depends significantly on attracting new subscription users, and this dependence could increase due to regulations concerning auto-renewal that are outside of our control. Any failure to maintain or improve the renewal rates of our subscription users or to attract new subscription users could have a material adverse effect on our results of operations.

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

•	vendors offering PC optimization products, such as UniBlue;

•	secure search or toolbar providers;

•	other vendors in the emerging mobile market, such as Lookout; and

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

In the future, we may face competition from both emerging and established companies operating in our sector and in other areas of the IT business that may develop or acquire software that they may offer as part of their broader product or service offerings and/or for free. Original equipment manufacturers, or OEMs, or operating system vendors may seek to include competitive, pre-installed, fully functional Internet software and mobile solutions with their core product offering. For example, Intel acquired McAfee, one of our leading competitors, and indicated it may integrate McAfee’s security solutions into its hardware products, which may adversely affect sales of our aftermarket and/or standalone security solutions. In addition, other competitors may leverage their greater resources to develop relationships with OEMs or operating system vendors, thereby diminishing demand for our products and adversely affecting our ability to acquire and retain customers.

Our business relies on the significant experience and expertise of our key management and technical staff and we must continue to attract and retain highly skilled personnel in order to grow our business successfully, and our CEO has recently announced his resignation.

Our future performance depends on the continued service and performance of our key management, research and development and sales personnel. We may fail to retain key management, research and development and sales employees, or to attract the qualified staff needed to manage and grow our business. We may also fail to attract and retain highly qualified technical, services and management personnel in the future, or may face time-consuming and costly integration of replacement personnel.

In particular, we have relied on J.R. Smith, our chief executive officer, or CEO, and member of our management board, who has been critical in developing our core strategy and vision and in leading execution of our business model over the six years of his tenure as CEO. In March 2013, Mr. Smith’s resignation as CEO of our Company was announced. Mr. Smith will remain CEO of our Company until a successor is appointed. We expect Mr. Smith to become a member of our supervisory board, but such nomination may not be approved by the general meeting of shareholders. The search for and arrival of a new CEO may cause a distraction to or hamper retention of our employees. In addition the new CEO may introduce changes or developments to the vision or strategy of the Company which may prove to be less successful than our current strategy.

Any of these factors could adversely affect our business, revenue and results of operations.

Our failure to adequately protect our customers’ personal data and information could have a material adverse effect on our business.

A wide variety of provincial, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data and information. These data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement action, including fines, imprisonment of company officials and public censure, claims for damages by customers and other affected individuals, damage to reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have a material adverse effect on our operations, financial performance and prospects. Evolving and changing definitions of personal data and information, both within the EU and elsewhere, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the use or sharing of personal data and information. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our products and services by current and future customers.

We are subject to privacy laws, which have become increasingly stringent.

We collect and process personal data (including email addresses, IP addresses, device identifiers, customer satisfaction data, physical names and addresses, customer service issues and website visits) as part of our business. In addition, a majority of our online customers purchase our services online with a credit card. As a result, not only must we comply with strict data protection and privacy laws in the EU, the U.S. and certain other jurisdictions where we operate, we must also comply with the laws applicable to merchants receiving credit card information and the standards adopted by credit card issuers. Those laws and standards regulate and restrict our ability to collect and use personal data and information relating to customers and potential customers. This could impact our strategy for future growth, which involves greater interaction with our customer base.

In the EU, there have been significant developments in the laws and regulations concerning data protection and privacy, including in relation to the use of “cookies” and the solicitation, collection, processing or other use of personal data and information, including data relating to consumers. Data protection authorities have issued fines in certain cases. A new data protection regulation is under review by the European Parliament providing for fines of up to 2% of annual world-wide revenue for non-compliance, demanding breach notification requirements, more onerous data subject consent requirements (including requirements that consent must always be explicit), a so-called “right to be forgotten” and requirements to ensure privacy by design and by default.

In the U.S., the proposed Do-Not-Track legislation would allow users to opt out of certain online monitoring, potentially even monitoring conducted with benign intent, such as monitoring to increase the efficacy of security software. Additionally, a proposed “Consumer Privacy Bill of Rights” could lead to legislation or voluntary industry standards that would require us to adopt additional security measures or prevent us from retaining or using certain data. There have also been guidance and proposals for regulation of mobile app development, potentially leading to an increase in opting out by customers and a narrowing of permissible purposes for the use and processing of personal data information. Such restrictions may increase our compliance burden, reduce our ability to increase our active user base or monitize our products and services, and reduce the opportunity presented by the emerging mobile market.

These developments in law and regulation could affect our ability to execute our strategy of building additional commercial partnerships, as the collection, processing, use and sharing of customer data potentially needed to derive value from those partnerships may be prohibited or restricted. Any present or future laws which restrict the collection and use of personal data and information could have a material adverse effect on our business.

Additionally, the requirements imposed by data protection laws and regulations in one jurisdiction can conflict with laws, and the demands of regulators and other governmental authorities, in other jurisdictions. For example, U.S. authorities can demand access to data that is accessible to or controlled or collected by our group companies that are located in the U.S., pursuant to the USA PATRIOT Act including data collected or controlled by affiliates located outside of the U.S. If any of this data includes personal data and/or confidential information, it is possible that any such disclosure could cause us to breach data protection and privacy laws and regulations in one or more member states of the EU or other jurisdictions.

Our data security defenses could be breached.

Notwithstanding our efforts to secure our IT, data security and other systems, we are exposed to the risk that this personal data and information could be wrongfully accessed or used, whether by employees, customers or other third parties, or otherwise lost or disclosed or processed in a manner that violates applicable data protection law and regulation. In certain jurisdictions where we operate, we are under an affirmative legal obligation to notify the appropriate government authorities or data subjects in circumstances where personal data and information may have been wrongly accessed or used, or otherwise lost or disclosed. Efforts to mitigate and comply with such laws, and even the perception of a data security breach, increase the risk that such incidents will lead to sanctions (including fines and other penalties), claims by data subjects and disclosure leading to public knowledge of the breach, potentially causing reputational damage to our business. The European Commission is considering proposals to broaden the obligation to implement security measures and report security incidents, and similar proposals may be made in the U.S.

Regulation of the Internet and the lack of certainty regarding application of existing laws to the Internet could substantially harm our operating results and business.

We are subject to laws and regulations applicable to doing business on the Internet over both PCs and mobile devices. It is often not clear how existing laws governing issues such as property ownership, sales tax and other taxes, libel and personal privacy apply to the Internet as these laws have in some cases failed to keep pace with technological change. Recently enacted laws governing the Internet could also impact our business. For instance, existing and future regulations on taxing Internet use or transactions or restricting the exchange of information over the Internet could result in reduced growth or a decline in the use of the Internet and could diminish the viability of our services. In particular, the EU has approved rules that will come into effect in 2014, and the U.S. is considering similar proposals, to restrict the use of automatic renewals, which may reduce the renewal rate of and subscription revenue for our premium products. Furthermore, it is possible that governments of one or more countries may censor, limit or block certain users’ access to our websites. Changing legal, regulatory and industry standards and industry self-regulation regarding the collection, use and disclosure of certain data may have similar effects. Any such adverse legal or regulatory developments could substantially harm our operating results and our business.

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

Sale of certain of our products into Cuba, Iran, North Korea, Sudan and Syria may be restricted or prohibited under U.S. export control laws and/or economic sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security, or BIS, and the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC. We have discovered that, from time to time, we have sold or provided free of charge through the Internet licenses to use our products to a small number of users (relative to our active and subscription user bases) in Cuba, Iran, North Korea, Sudan and Syria. In August 2011, we filed initial voluntary self-disclosures with OFAC and BIS relating to these transactions. We conducted an investigation to determine the scope of possible violations of the U.S. export control laws and economic sanctions administered by BIS and OFAC over a period of five years before our IPO. While we had and continue to have certain controls in place to prevent sale into, and have not actively marketed our products in, any of the jurisdictions that are the target of economic sanctions, we have determined that some sales took place to users in those jurisdictions resulting in revenue to us constituting less than one half of one percent of total paid license fee revenues over a period of three years before our IPO. We filed our supplemental report concerning the results of our investigation with OFAC and BIS in November 2011. In December 2011, we received a cautionary letter from OFAC indicating that it has closed its investigation without imposing any penalty and without a final agency determination on whether a violation has occurred. We cannot predict when BIS will complete its review, which began over a year ago, and make its determination. We implemented a remediation plan that included terminating access to licenses and blocking the transmission of updates and upgrades of our products to all users with a geographic internet protocol (GEOIP) address in Cuba, Iran, North Korea, Sudan or Syria. While there can be no assurance that future violations will not occur, the remedial measures we implemented were designed to prevent future violations of regulations administered by OFAC and BIS. We may nonetheless be required to spend further significant time, money and managerial resources to address these issues. If we are found to be in violation of BIS regulations, we may face criminal and/or civil penalties and/or reputational harm, which could have a material adverse effect on our business and financial results.

Our future revenue depends on our ability to continue to market to new users, which we may not be able to accomplish on a cost-effective basis or at all.

We are dependent on the acquisition of new users, many of whom have not previously used products and online services such as those we provide. We rely and have relied on a variety of marketing methods to attract new users to our solutions, such as generating interest through our user base and social networking services to create a user-driven marketing effect, public relations campaigns around new product and service launches and Internet security threats and efforts to improve our positioning in response to online searches through search engine optimization, search engines and other online advertising. Our ability to attract new users depends on the perceived value of our products and online services versus that of the premium and free products and online services offered by our competitors. This dependence increases as we move into new markets such as PC optimization and address new platforms such as mobile and as the number of users in our traditional PC market may begin to decline as a result of increased mobile usage. If our current marketing initiatives are not successful or become less effective, or if the cost of such initiatives were to significantly increase, we may not be able to attract new customers as efficiently and, as a result, our revenue and results of operations would be adversely affected.

We have historically relied heavily on user-driven marketing to attract new users to our solutions, although we expect to increase our spending on marketing in the future. If we are unable to maintain or increase the efficacy of our user-driven marketing strategy, particularly in the new markets we may enter, or if our more costly marketing campaigns do not have the desired impact, we may be required to increase marketing expenses still further to compensate, which could have an adverse effect on our results of operations. We cannot assure our shareholders that we will be successful in maintaining or expanding our user base on a cost-effective basis or at all, and failure to do so would adversely affect our business, operating results and financial condition.

Our software solutions may contain undetected errors, defects or security vulnerabilities, which could cause harm to our reputation and adversely affect our business.

Our software is inherently complex and may contain material defects, errors or vulnerabilities that may cause it to fail to perform in accordance with our technical specifications and program documentation or with user expectations. As may happen to any vendor of software, errors, failures and bugs may be found in some of our new offerings or updates after initial distribution of those offerings or updates, particularly given that end users may deploy our products and services in computing environments with operating systems, software and/or hardware different than those in which we test our products and services before release. The costs incurred in analyzing, correcting or eliminating any material defects or errors in our software may be substantial. Furthermore, we may not be able to correct any defects or errors or address vulnerabilities promptly, or at all, or may become subject to legal disputes, claims and proceedings, including class action lawsuits, causing significant harm to our reputation and competitive position.

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

Our revenue has grown significantly in recent years, increasing by 30.7% in 2012, compared with 2011, 25.4% in 2011 compared with 2010 and by 19.4% in 2010 compared with 2009. However, our operating income margins decreased by 10.2% in 2012 compared to 2011 following a decrease of 16.7% in 2011 compared to 2010 and by 9.3% in 2010 compared to 2009, partially counteracting the effects of revenue growth on our profitability. We operate in a dynamic and changing market and investors should not rely on our historical results as an indication of our future operating performance. Further, as a result of the increased scale of our business, we believe that it is unlikely that we will be able to maintain the historical rate of growth of our revenue in future periods, and we cannot assure our shareholders that decreases in our operating margins will not continue.

We may not be able to manage our growth effectively, which could harm our business and operating results, and we may need to incur significant expenditure to address the additional operational requirements of our growth.

We have recently experienced a period of significant growth and expansion and we plan to pursue a strategy of continued growth, which has required and will continue to require substantial managerial and financial resources particularly as we seek to expand into the mobile market. Our current systems, procedures and staffing may not be adequate to support our future operations. To accommodate our recent and future growth, we must continue to expand our operational, engineering and financial systems and IT infrastructure, improve our accounting and other internal management procedures and systems and hire additional staff. In addition, our efforts to expand our business geographically include developing local language versions of our security software solutions, opening new offices and call centers, including centers to support our solutions in additional languages, hiring staff in new areas and adding additional functionality to our solutions. If we fail to manage our growth adequately, to adapt our operational, financial and management information systems and IT infrastructure, or to motivate or manage our employees effectively, the quality of our products and the management of our operations and costs would suffer, which could adversely affect our operating results. Furthermore, like many peer companies, we engage contractors as well as employees. There is some risk that relevant authorities, both in jurisdictions where we have well-established operations and those we have recently entered, could seek to reclassify our arrangements with certain contractors as employment relationships, with potentially adverse tax and regulatory consequences.

As we expand we may also choose to rationalize our operations in certain business areas. This may lead to reductions in our headcount, changes in our systems or alterations to our processes, any of which may compromise the effectiveness of our operations or reduce staff morale and efficiency and which may be costly to implement or maintain. In particular, we are in the process of restructuring the way we support our PC optimization product portfolio, which may present risks to our ability to maintain and grow revenues derived from that technology.

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

A variety of factors cause volatility in our financial results, making any projections of future results uncertain. Such factors include but are not limited to fluctuations in demand for or pricing of our products and services, impacts of acquisitions, timing of product orders and payments, issues relating to alliances with third parties, product and geographic mix, timing of new products and customers, currency exchange fluctuations and potential accelerations of prepaid expenses and deferred costs.

Accurately measuring the number and retention of our active and subscription users is difficult and our failure to accurately measure the number and retention of our active and subscription users at any time will compromise our ability to monitor our key performance indicators, which in turn could adversely affect our ability to manage our business.

We measure the number of our active users as (i) PCs or mobile devices on which our free software has been downloaded and installed and that have connected to our server twice in the preceding 30-day period, (ii) software solutions for which a valid subscription license exists or (iii) representing a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. We measure the number of our subscription users as the number who have a valid subscription license for our software. We made a series of improvements to our tracking capabilities in 2009 and early 2010 in order to mitigate the double-counting arising from the previous system’s inability to distinguish active users who may have had multiple installations during the relevant period, but these improvements also render our active users metric from previous dates not directly comparable. We have continued to have difficulties measuring the number of our active users, in part due to system constraints during upgrade campaigns. For example, at times during the second half of 2009 and the first nine months of 2010, we experienced double-counting issues due to the launch of new products and related issues with service capacity caused by high download volumes. We have also continued to have difficulties measuring the number of our subscription users, as the variety of channels by which we sell licenses requires us to draw on disparate and variously-dated data sources and employ manual calculations in the measurement. We will continue to attempt to improve the accuracy of our measurement of the numbers of our active users, but we cannot provide assurance that we will be successful in doing so. For example, we have made various adjustments to our counting methodology over time, including by changing the way users are recognized and counted during upgrade campaigns. While we believe these adjustments have improved the overall accuracy of our user numbers, we have still discovered some errors. As a result, we also introduced two new systems for counting user numbers. This project is ongoing, however, and will not be fully implemented until all users have migrated to the new version of our products. Once these counting systems are fully implemented, based on initial results, we expect that we will have greater confidence in the accuracy of our user counts, but these systems remain new and have not been tested over time, and there can be no assurance that they will meet our expectations. We seek to analyze and eliminate any double count of the number of active users who are using our search product or our PC optimization product as well as our PC security product in our user base. We are improving the methods of analyzing these users and we believe that these systems are fully implemented, and based on initial results, we expect that we will have greater confidence in the accuracy of our user counts, but these systems remain new and have not been tested over time, and there can be no assurance that they will meet our expectations.

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

Our understanding and management of our business depends on accurate measures of the numbers of our active and subscription users and other key performance indicators derived from these metrics and our management decisions may be suboptimal if our measurements of these key metrics are inaccurate. Furthermore, if a significant understatement or overstatement of our active user or subscription user metrics were to occur, the market might perceive us to be underperforming or to have inadequate systems, which could adversely affect our share price. Additionally, as we grow into other markets and particularly the mobile market, certain of our other users may also be among our PC users, and we are currently unable to determine the extent of this duplication. This means that the number of our underlying customers is likely to be less than the number of our active users when calculated as described above.

We currently define a customer, as opposed to an active user as defined above, as a person who purchases or uses a product or service, or multiple products or services. We do not currently have the means to accurately count the number of our customers. We intend to develop such means, but our ability to do so will be constrained by our technical capabilities.

We depend on download sites and search engines to attract a significant percentage of our users and if those sites or search engines change their listings, increase their pricing or experience a material reduction in their online traffic, our ability to attract new users would be adversely affected.

Many of our users locate our products and online services and our website through download sites and search engines. A significant number of new users of our endpoint security solution acquire that software through just one of the many download sites that features our products, CNET’s Download.com website. If any of our key download sites such as Download.com cease to feature or carry our solutions or traffic to them declines, fewer potential users may download our products, particularly our AVG Anti-Virus Free Edition. Search engines typically provide two types of search results—algorithmic and purchased listings—and we rely on both types. Algorithmic listings cannot be purchased and are determined and displayed based on criteria formulated by the relevant search engine. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If the search engines on which we rely for algorithmic listings modify their algorithms in a manner that reduces the prominence of our listings, fewer potential users may click through to our websites, requiring us to resort to more costly methods of attracting this traffic. Furthermore, the majority of our traffic from search engines came from a single source, Google. This traffic is unrelated to our agreement with Google to steer search queries to Google in connection with our dynamic secure search solution. The concentration of search traffic from a single search engine increases our vulnerability to potential algorithm modifications by that search engine. Any failure to replace the traffic to our website coming from search engines could reduce our revenue or require us to increase our customer acquisition expenditures.

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

National and global economies have recently experienced a prolonged downturn and the future severity of adverse economic conditions and the length of time such conditions may persist is unknown. In particular, ongoing concerns about sovereign debt in both the EU and the U.S. have increased economic uncertainty and raised the possibility of further disruption in the global capital markets. During challenging economic times, periods of high unemployment and in tight credit markets, many of our users may delay or reduce technology purchases. This is true of both consumers and small businesses, which we define as businesses with 100 seats or less, where a seat is an identified computer workstation, whether independent or part of a network. Such delays or reductions in purchasing could result in reductions in sales primarily of our online services, as well as our products, difficulties in collecting our accounts receivable, slower adoption of new technologies, lower renewal rates and increased price competition.

Other trends (whether the result of economic factors or otherwise), such as reduction in interest in our products leading to declines in traffic to our sites, declines in the demand for PCs, servers and other computing devices, or softness in small business and consumer information technology spending, could have similar effects. Practically all of our revenue is currently derived from the PC and there has been a global slowdown in PC shipments as consumers and businesses switch to mobile devices. The persistence of any of these conditions would likely harm our business, operating results, cash flows and financial condition.

In 2012, 56.9% of our total revenue was comprised of sales into the Americas. We are therefore exposed to conditions in the Americas and particularly in the U.S., which accounted for 50.5% of our total revenue in 2012. Any continuation of or further deterioration in these conditions or a reduction in consumer or small business information technology spending for any reason could result in a downturn in sales of our premium software solutions or adoption of our online services such as our hosted Software as a Service offering, which, in turn, could have a material adverse effect on our growth, business, revenue and results of operations.

False detection of viruses or other security or privacy threats by our products and online services could adversely affect our business.

Some of our solutions identify threats by “behavioral monitoring,” which is a methodology that seeks to identify threats by their behavior rather than scanning for malicious code. There are inherent inaccuracies in the detection of threats based on behavioral monitoring and as a result, our anti-virus and other Internet security services may falsely indicate the presence of viruses and other threats that do not actually exist even when these programs are working correctly. These “false positives” may impair the perceived reliability of our services and may therefore harm our market reputation. Also, our anti-spam and anti-spyware services may falsely identify emails or programs as unwanted spam or potentially unwanted programs, or alternatively fail to properly identify unwanted emails or programs, particularly as spam emails or spyware are often designed to circumvent Internet security software. Parties whose emails or programs are blocked by our services may seek redress against us for labeling them as spammers or spyware, or for interfering with their business. In addition, false identification of emails or programs as unwanted spam or potentially unwanted software may reduce the popularity and adoption of our services. Also, since our launch of Do-Not-Track functionality we may falsely identify and block tracking advertising networks or websites. If our system restricts important files, applications or tracking advertising networks or websites based on falsely identifying them as malware or some other item that should be restricted, this could adversely affect customers’ systems. Any such false identification of important files, applications or tracking advertising networks or websites could result in negative publicity, loss of customers and sales, increased costs to remediate and costly litigation.

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

Our web server content is stored in six separate data centers, which are located in Amsterdam, London, Toronto, Hong Kong, Prague and Brno (Czech Republic). Virus definition files are sent to Akamai Technologies GmbH, a content delivery network, for distribution to our customers and backed up at our primary and secondary data centers, which are located at separate sites in Brno for redundancy purposes. At present, we have no written or formal business continuity plan with regard to our virus research specifically, or systems and system architectures in general. Furthermore, our systems are composed of various components which were not designed to interoperate with one another, potentially leading to significant system breakdowns. Although we believe we have the technical knowledge necessary to mitigate problems relating to our systems and system architecture, we may at any time be required to expend significant capital or other resources (including staff and management time and resources) to protect ourselves against network failure and disruption, including the replacement or upgrading of our existing business continuity systems, procedures and security measures. In addition, our evolving business model and growth plan will require expansion and upgrading of our systems to support additional users, localities, products and online services. These expansions and upgrades will likely consume significant capital and managerial resources.

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

AVG Technologies N.V. is a company incorporated under the laws of the Netherlands and on this basis is subject to Netherlands tax laws as a Netherlands resident taxpayer. We believe that it is resident solely in the Netherlands for tax purposes and that we, and in certain cases, the holders of our shares, can rely on this position for purposes of the application of tax treaties between the Netherlands and other jurisdictions. However, if our tax position were successfully challenged by applicable tax authorities, or if there were changes in the tax laws, tax treaties, or the interpretation or application thereof (which could in certain circumstances have retroactive effect) or in the manner in which we conduct our activities and manage our operations, AVG Technologies N.V. could be considered or may become a resident of a jurisdiction other than the Netherlands, which could subject us to unanticipated tax liabilities, possibly on a retroactive basis and holders of our shares could become subject to different tax treatment in respect of the acquisition, holding (including in respect of dividend payments on our shares or other distributions), redemption or disposal of our shares.

Challenges by various tax authorities to our international structure may, if successful, increase our effective tax rate and adversely affect our earnings.

We are a Dutch public limited liability company holding subsidiaries that operate in multiple jurisdictions, including the United States, Czech Republic, Germany, Cyprus, United Kingdom, Israel, France, Australia and China. Our income taxes are based upon the applicable tax laws and tax rates in the Netherlands and these jurisdictions as well as upon our operating structures in these countries. We determine the amount of taxes we are required to pay based on our interpretation of the applicable laws and regulations in the jurisdictions in which we operate and our application of the general transfer pricing principles to our cross-border intercompany transactions. Many countries’ tax laws and international treaties impose taxation upon entities that conduct a trade or business or operate through a permanent establishment in those countries. However, these applicable laws and treaties are subject to interpretation. The tax authorities in these countries may contend that a greater portion of the income of the group should be subject to income or other tax in their respective jurisdictions. This may result in an increase to our effective tax rate and adversely affect our results of operations. Moreover, tax audits may expose us to potential adverse tax consequences, including interest payments and potential penalties.

Changes in international or national banking and tax laws and regulations or in the channels in which we distribute our solutions may adversely affect our business and reported results.

Our business is internationally organized in multiple jurisdictions that can be subject to changes in international or national banking and tax regulations and related proposals.

Changes in such banking and tax laws, regulations, related interpretations and tax accounting standards in the United States, Czech Republic, Germany, Cyprus, United Kingdom, Israel, France, Australia, China, the Netherlands and other jurisdictions may result in a higher tax rate on our earnings, which may result in a significant negative impact on our earnings and cash flow from operations. In March 2013, the government of Cyprus for example announced plans to impose a levy on deposits with Cypriot banks and to increase corporate income taxes as part of a package to bail out the Cypriot banking system. These developments may also have an adverse commercial impact on our e-commerce operations in Cyprus. Governments are increasingly considering banking and tax law changes as a means to cover budgetary shortfalls resulting from the recent economic environment. If such proposals were enacted, or if modifications were made to certain existing tax treaties, or if tax authorities were to change their interpretations of such existing laws or treaties, the consequences may have a material adverse impact on us, including increasing our tax burden, increasing costs of our tax compliance or otherwise adversely affecting our financial condition, results of operations and cash flows.

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

The Dutch government has approved new legislation limiting the deductibility of interest. The new law limits the interest deductions in respect of all loans used to acquire a Dutch target company which is either (i) included in a corporation tax consolidation (i.e. fiscal unity) with the acquirer or (ii) merged with the acquirer. Interest expenses incurred on borrowings obtained to finance such acquisition structures would be deductible against the stand-alone taxable income of the acquirer only (i.e., in effect, the fiscal unity or legal merger is disregarded). A grandfathering applies for leveraged acquisitions that resulted in the inclusion of the Dutch target company in a fiscal unity or legal merger with the acquirer before November 15, 2011. The new legislation should not limit the tax deductibility of the interest payable by us under our current indebtedness. However, in certain circumstances if we were to incur new indebtedness, the new legislation would limit the tax deductibility of the interest payable by us in the future and could therefore have a material adverse effect on our financial condition and results of operation.

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

Historically, we have taken the position that our sales of software delivered over the Internet are not subject to sales/use taxes in the states in the United States. This conclusion was based on one or both of the following propositions: (i) many states do not impose sales/use tax on electronic delivery of our products; and (ii) AVG Cyprus (and, subsequent to our internal reorganization, AVG eCommerce CY Limited), operating our ecommerce online sales platform, and AVG Netherlands B.V., operating our search partnerships and third party search distribution, did not have a physical presence and did not have nexus in any state in the United States. However, it is possible that a state or local jurisdiction in which we do not charge and collect sales/use tax or other transaction taxes could assert that we should have previously been collecting such taxes in prior periods; if successful, such challenges could require us to pay substantial amounts of taxes, interest and penalties, which could have an adverse effect on our business.

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

We rely on software licensed from third parties to offer our services and software solutions, including server software from Mailshell, and other third-party technology. In addition, we may need to obtain future licenses from third parties to use intellectual property rights associated with the development of our solutions, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any third-party software required for the development and maintenance of our solutions could result in delays in the provision of our solutions until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our solutions which could result in legal disputes, claims and proceedings, including class action law suits, and harm our business.

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

We are and could be subject to further claims for infringing third-party intellectual property rights, which could adversely affect our business.

Because of the nature of our business, including development and acquisition of intellectual property rights and the hiring of employees formerly employed by competitors, we are and could become further subject to material claims of infringement by competitors and other third parties with respect to current and future software solutions, trademarks, licenses or other intellectual property rights. In addition, we license and utilize certain third-party “proprietary” and “open source” software as part of our solutions offering. If an author or another third party that distributes such third-party or open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, required to disclose and/or provide part of the source code of our proprietary software for no fee, enjoined from the sale of our services and required to comply with conditions that could disrupt the distribution and sale of some of our services.

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

We may encounter difficulties and uncertainties in obtaining or enforcing patents.

Currently we have several patent applications pending in various jurisdictions, including the United States, the European Patent Organization, Canada and Russia, and filed under the Patent Cooperation Treaty. For example, we have applied for patent protection for our LinkScanner technology, as well as our software for detection of harmful software and code analyses. We do not know whether any pending patent applications we have filed or will file in the future will result in the issuance of patents. Moreover, any patents that have been or may be granted may be opposed, contested or designed around by a third party, or may be subject to other limitations. We therefore may not receive significant competitive advantages from any patent rights that have been or that may ultimately be granted to us.

Our business will suffer if the small business market for our products and online services proves less lucrative than projected or if we fail to effectively acquire and service small business customers.

We market and sell a significant proportion of our products and online services to small businesses. We are seeking to evolve this business into an online, hosted Software as a Service (SAAS) model. Some of our competitors, by contrast, have emphasized sales to larger enterprises, which are attractive customers due to the high revenue and low relative costs they offer per transaction and their low failure and high renewal rates. Small businesses frequently have limited budgets and may choose to allocate resources to items other than our products and online services, especially in times of economic uncertainty. We believe that the small business market is underserved, however, and we intend to continue to devote substantial resources to it. We aim to grow our revenue by adding new small business customers, selling additional services to existing small business customers and encouraging existing small business customers to renew their subscriptions to our premium products and by the transformation of the business into a SAAS model. If the small business market fails to be as lucrative as we project or we are unable to market and sell our services to small businesses effectively or we are unable to successfully transform this business into a SAAS model, our ability to grow our revenue quickly and remain profitable will be harmed.

The value of our products and online services is partially dependent on the quality of our support services and our failure to offer adequate support services could have an adverse effect on our reputation and results of operations.

Our users depend on us and, to some extent, on our user community, to resolve installation, technical or other issues relating to our software solutions and online services. We consider a high level of service to be critical for the successful marketing and adoption of our software as well as for retaining our existing users. In providing that service, we rely in part on the feedback and knowledge shared through our active online user community. Also, we have outsourced certain of our consumer support functions to third-party service providers, which may fail to perform at the level specified in our contracts with them. We also now provide a service in certain geographies where free user support is available for free users. If we, our user community or our third-party service providers do not provide accurate technical assistance or otherwise succeed in helping our users resolve issues related to the use of our software solutions and online services, our reputation could be harmed and our results of operations could be adversely affected. Similarly if we are unable to successfully operate the model for free user support for free users or the basis for the operation of that model changes, then our financial results may be negatively impacted or we may be forced to discontinue the service which could damage our reputation.

In addition to our direct sales and distribution channels, we rely on third-party distributors and resellers to sell or distribute our software. If we fail to sell or distribute our products effectively through our third-party distributors and resellers, our results of operations could be adversely affected.

Software made indirectly through third-party distributors and resellers accounted for 18.1% of our total revenue in 2012, and although it may decline, we expect this sales channel to continue to represent a significant portion of our total revenue. We have limited control over the amount of software that these indirect sales partners purchase from us or sell on our behalf. Weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. Furthermore, a change in the credit quality at one of our distributors or other counterparties can increase the risk that such counterparty is unable or unwilling to pay amounts owed to us, which could directly or indirectly (through a disruption in our distribution network) have a material adverse effect on our results of operations. Any material decrease in the volume of revenue generated by our indirect sales channels could adversely affect our revenue and results of operations.

In 2012 we began to distribute our stand-alone LinkScanner product via third parties and pay them a bounty for distribution. End users adopt our stand-alone LinkScanner solution and hence our dynamic search solution as a result of this distribution and we generate revenue from the search activity of these users. These deals generated a significant proportion of our platform growth in 2012. The revenue we generate depends on the quality and volume of the search activity by our users. To the extent that this traffic may decline in quality or volume, the bounties we pay may be worth more than the search traffic they generate and the results of our operations may be negatively impacted.

While we believe we conduct appropriate due diligence on our sales partners, we may not be able to monitor their activities for regulatory or contractual compliance, which may jeopardize our reputation or our relationships with our search engine partners. Furthermore, certain national regulations could require licenses from governments or government agencies for the use of our products and these regulations may limit our penetration of certain markets by us or our indirect sales partners. For instance, we were required to obtain a business license to begin distribution of our products in China, which entailed defining the scope of our business and would require a revised license if that scope changed. China is the only jurisdiction important to our business in which we have sought a license to date, but developments such as release of new products, entry into new markets or regulatory changes in existing markets could oblige us to seek additional licenses in other jurisdictions in the future. If we violate the terms of a required license, it could cause us to lose the license, damage our reputation or require the reorganization of our distribution model.

While we have standard contract terms for our third-party distributors and resellers that allow those parties the flexibility to decide where to sell our solutions and the price at which they are sold, some of our distribution and resale contracts contain provisions relating to exclusivity or allocation of territories and/or minimum price requirements. It is possible that resellers or distributors may seek to challenge such exclusivity arrangements. These challenges, regardless of merit, could divert management time and attention and have a material adverse effect on our financial condition and results of operations. This risk may be highest among third-party distribution contracts that we may seek to terminate.

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

Our customers use credit and debit cards to pay for our services and products. We may suffer losses as a result of orders placed with fraudulent credit and debit cards. We, our payment providers, contracted support partners, reseller network and other partners may not have the means to detect or control payment fraud, which could have an adverse effect on our results of operations. The secure transmission of confidential credit and debit card information is essential to maintain customer and supplier confidence in us. Advances in technology or other developments could make it possible to compromise or breach the technology that we use to protect subscriber and transaction data. It is possible that our security measures may not prevent security breaches, and we may be unsuccessful in, protecting against these potential exposures. Security breaches, whether of our system or third party systems, could significantly harm our business or our reputation. In addition, in the operations of one of our recent acquisitions, we currently do not adhere to the Payment Card Industry Data Security Standard, which is a worldwide information security standard defined by the Payment Card Industry Data Security Standards Council, and do not expect to adhere to this standard until later this year at earliest. The standard was created to help payment card industry organizations that process card payments prevent credit and debit card fraud through increased controls around data and its exposure to compromise. Efforts to mitigate and comply with the standard, or similar standards, and even the perception of a breach of such standards increase the risk that such incidents will lead to sanctions (including fines and other penalties), claims by banks, card holders and others and disclosure leading to public knowledge of such incidents, potentially causing reputational damage to our business.

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

We may need to raise additional funds in the future in order to invest in or acquire complementary businesses, technologies, products or services. Additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, our shareholders may experience further dilution of their ownership interests. If we raise additional funds by issuing debt securities or obtaining loans from third parties, the terms of those debt securities or financing arrangements may include covenants or other restrictions on our business that could impair our operational flexibility and would also require us to fund additional interest expense. If additional financing is not available or is not available on acceptable terms when required, we may be unable successfully to develop or enhance our software solutions and online services, which could materially adversely affect our business, results of operations and financial condition.

Our indebtedness could affect our financing options and liquidity.

On March 15, 2011, we borrowed $235 million under our credit agreement. In addition, our credit agreement permits us to request up to an additional $100 million in borrowings subject to lender consent and covenant compliance. During 2012, we reduced this exposure following a series of mandatory and voluntary debt repayments. By December 31, 2012 the outstanding principal amount of our debt was $100.9 million. Our indebtedness is secured by substantially all of our assets and could have important consequences to our business or the holders of our ordinary shares, including:

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions;

•

requiring a significant portion of our net cash provided by operations to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for other purposes;

•	making us more vulnerable to economic downturns, interest rate changes and limiting our ability to withstand competitive pressures; and

•	preventing us from paying dividends on our ordinary shares, share buybacks or other distributions to shareholders.

We are subject to debt covenants that impose operating and financial restrictions on us and could limit our ability to grow our business.

Covenants in our credit agreement impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things, our incurrence of additional indebtedness, creation of certain types of liens, mergers or consolidations, asset sales, payment of dividends or other distributions to shareholders, investments and transactions with affiliates. These restrictions could limit our ability to take advantage of business opportunities. Furthermore, our indebtedness requires us to maintain a maximum leverage ratio and a minimum interest coverage ratio. Our ability to comply with this ratio may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If we are unable to comply with the covenants and ratios in our credit agreement in the future, we may be in default under the agreement. A change in control, including our current shareholders’ failing to continue to own at least 30% of our issued share capital, would also constitute an event of default. A default would result in an increase in the rate of interest and may cause the loan to be accelerated. These developments could have a material adverse effect on our business.

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

We must ensure that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis. Section 404(a) of the Sarbanes-Oxley Act will require annual management assessments of the effectiveness of our internal controls over financial reporting. We qualify as an “emerging growth company” under the JOBS Act, potentially delaying the time at which we have to comply with section 404(b) of the Sarbanes-Oxley Act, which will require a report by our independent auditors addressing these management assessments. We are only at the early stages of implementing systems and controls to fully comply with Section 404. In addition, we may need to implement additional systems and controls with respect to new acquisitions and as our business model evolves. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and could identify areas for further attention or improvement, including identifying issues that individually or taken together could represent a significant deficiency or material weakness in our internal control over financial reporting.

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

We have new compliance burdens as a public company and as a foreign company reporting in the United States.

As a public company, we implement and maintain and following any changes in applicable laws and regulations may be required to continue to implement and maintain processes and controls due to certain laws and rules and various requirements on public companies that we did not have to implement and maintain as a private company and we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act and rules of the Securities and Exchange Commission, or SEC, and the New York Stock Exchange, or NYSE, impose various requirements on public companies beyond establishment and maintenance of effective disclosure and financial controls. We will need to continue to strengthen our internal procedures in a range of areas to match the standards expected of public companies. In addition, our recent entry into the U.S. capital markets imposes new and complex tax burdens and disclosure obligations unfamiliar to us as a company foreign to the United States. Similarly, our financial statements historically were prepared and will continue to be prepared in accordance with international financial reporting standards as adopted by the European Union, but since our IPO, we have prepared and will continue to prepare our financials under U.S. GAAP for purposes of our reporting as a public company in the United States as well. Compliance with these laws and standards have increased and will continue to increase our legal, insurance and financial compliance costs and consume staff and management time, particularly while we are setting up new compliance initiatives, potentially harming our business and financial position.

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

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of our ordinary shares; and

•	investor perceptions of us and the industries in which we operate.

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

In connection with our IPO, all of our then existing shareholders agreed to certain restrictions on the sale or other disposition of our ordinary shares or any shares or other securities convertible into, or exercisable or exchangeable for, our ordinary shares. We cannot predict whether substantial numbers of our ordinary shares will be sold in the open market since the expiration of the applicable lock-up period. A future sale of a substantial number of our ordinary shares, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and could also impede our ability to raise capital through an issue of ordinary shares in the future.

Concentration of ownership among our directors, officers and large shareholders and their affiliates may prevent new investors from influencing corporate decisions.

Current members of our management board, our supervisory board and our senior management and holders of greater than 5% of our ordinary shares and their affiliates beneficially owned an aggregate of approximately 63.4% of our outstanding ordinary shares as of February 28, 2013. As a result, these persons will be in a position to exert significant influence over the outcome of matters submitted to a vote of our shareholders, including matters such as approval of the financial statements, declarations of dividends, the appointment and removal of the members of our management board and our supervisory board, capital increases and amendments to our articles of association. In addition, three of the members of our supervisory board are affiliated with holders of greater than 5% of our ordinary shares.

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

Approximately thirty-one million, or 57.5%, of our ordinary shares are held by members of our management board and supervisory board, senior management and their affiliates and only approximately twenty-three million or 42.5% are in the hands of other shareholders. As a result, only a minority of our ordinary shares are actively traded in the public market. Reduced liquidity may have a material adverse effect on the price of our ordinary shares.

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

We are a Dutch public company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. or other jurisdictions.

We are a Dutch public company with limited liability (“naamloze vennootschap”). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our management board and supervisory board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. or other jurisdictions. In the performance of its duties, our management board and supervisory board are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders.

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file an annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file an annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD (Fair Disclosure), aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal name is AVG Technologies N.V. and our commercial name is AVG or AVG Technologies. We are a public company with limited liability (“naamloze vennootschap”) incorporated under the laws of the

Netherlands. We are registered with the Trade Register of the Chamber of Commerce of Amsterdam under number 52197204 and have an official seat in Amsterdam, the Netherlands. Our registered office address is at Gatwickstraat 9-39, 1043 GL Amsterdam, the Netherlands, with telephone number +31 (0)20 522 6210. Our principal executive offices are located at that address, and also at Karla Engliše 3219/4, 150 00 Praha 5, Czech Republic, with telephone number +42 (0)72 569 5114. Our principal website address is www.avg.com. The information contained in our website or that can be accessed through our website neither constitutes a part of this annual report nor is incorporated by reference herein.

We were incorporated in the Netherlands on March 3, 2011 by a notarial deed of incorporation as a cooperative (“coöperatie”) under the laws of the Netherlands under the name AVG Holding Coöperatief U.A. On November 25, 2011, we entered into a legal merger with our predecessor company and wholly owned subsidiary AVG Technologies N.V., and on November 25, 2011, we were converted into a public company with limited liability. Upon this conversion, the membership rights held by the members of the cooperative were converted into shares. For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. BUSINESS OVERVIEW

Our Business

We provide software and online services that deliver peace of mind to users by simplifying, optimizing and securing their Internet experiences. Our business model, based on delivering high-quality solutions in high volume and at no cost to our users, enables us to rapidly acquire new users. Through our large user community, we are able to better understand the needs of our users, become a trusted provider of peace-of-mind software solutions, and thereby intelligently monetize our user base through premium products and value-added online services. Our solutions, which today range from desktop, laptop and mobile security software to dynamic secure Internet search solutions, can be accessed and utilized with minimal effort and limited technical know-how from the user. In choosing our solutions, which can be downloaded from the Internet, users become part of a trusted global community that benefits from network effects such as the mutual protection and support of a large user base. Our sales and marketing activities benefit from word-of-mouth recommendations from our large user network to create a viral marketing effect, which is amplified by the speed and ease of use of our products and allows us to gain new customers at a low acquisition cost. This strategy has allowed us to grow our user base to approximately 146 million active users as of December 31, 2012.

We believe that our community of approximately 146 million active users is one of our most valuable assets. We establish a trusted relationship with our community through our solutions with the goal of driving greater user engagement. Community engagement provides important contributions to our product development initiatives, enables rapid response to online threats and assists in our customer support initiatives, enabling us to accurately deliver compelling products and online services that meet the evolving needs of our users. The contributions from our community lower our costs, enabling us to offer free and low-cost offerings that further build upon the value we can deliver. We believe further monetization of our user base through online services represents a significant market opportunity for us.

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

As of December 31, 2012, we had approximately 15 million subscription users and 26 million mobile users. In addition, our online services, accessed primarily through our browser toolbar, provide dynamic secure search capabilities through agreements with leading Internet search providers. We have been successful in growing our product portfolio over time through internal development and select acquisitions.

We employ a differentiated business model focused on monetizing and expanding our user base through (i) subscription revenue from the sale of premium products and (ii) platform-derived revenue from value-add online services that are free to our users. While users often download our subscription solutions directly from our websites, we also utilize resellers and distributors globally, including CNET, Ingram Micro and Wal-Mart. In 2012, 81.9% of our revenue was generated online, with the remainder generated through resellers and distributors. Today, we derive substantially all of our platform-derived revenue through agreements with leading Internet search providers, in particular, in 2012, Google. In addition, we have entered into agreements with companies such as Google, Yahoo!, Facebook and Samsung that may support our efforts to increase our brand awareness and user penetration. AVG Antivirus Free Edition has been downloaded more times than any other software on CNET’s Download.com website. Our success has been built on our innovative, proven and self-reinforcing business model, which leverages our large and engaged user base, low-cost Internet-based distribution and cost-effective research and development.

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

•

In 2011, we acquired iMedix (also known as Visionize), a leading provider of toolbars for web browsers, DroidSecurity, a developer of cloud-based mobile security solutions, which enabled us to enter the mobile security market, TuneUp, a leading provider of PC optimization software, and Bsecure, a provider of applications for cloud-based management of information technology, and acquired a non-controlling minority stake in Scene (also known as Ookla), which provides network performance solutions. We launched AVG Mobilation for Android, as well as the first security solution for tablet devices. In addition, we launched AVG LiveKive, a cloud-based storage, sync and share solution.

•

In 2012, we acquired OpenInstall, which provides a cloud-based software installation platform, and Crossloop, which provides software applications for desktop sharing and connecting computer users with service providers. We also acquired the assets and liabilities of our Australian distributor.

•	In 2012 we renewed our search agreement with Google on a non-exclusive basis. We subsequently signed additional search agreements with Yahoo! and Seznam.

Other than the initial start-up capital provided by our founder, we did not raise equity financing for our operations until our IPO, as our net cash provided by operations has historically been sufficient to fund our growth. As of December 31, 2012, our total shareholders’ deficit was $22.6 million, with the shareholders’ deficit being principally a result of the aggregate of $578.3 million in dividends and distributions in excess of capital paid since inception of the Company. We currently expect to retain future earnings, if any, to finance the growth and development of our business and to provide additional liquidity. See the section titled “Item 8 Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” in this annual report.

Our Business Model

We believe our business model affords us a significant competitive advantage. Driven by an agile, adaptable and talented workforce, our business model leverages our large and engaged user base, low-cost Internet-based distribution and cost-effective research and development. Benefiting from viral marketing, user-generated product feedback and community support, we continuously improve product quality and user experience and add new users at a low cost of acquisition. This, in turn, improves our monetization potential and allows for incremental investment in product innovation and marketing for future growth. These business model characteristics drive scalable growth, robust operating margins and strong cash flow generation.

Key components of our business model are:

•

Easy-to-use, high-quality free and premium products. Our business model is built on high-quality products that can be deployed or accessed with minimal effort, while providing a compelling and robust user experience. We focus on developing products that spread virally, that are highly sticky and ultimately drive increased user engagement with our platform. We provide no- or low-cost solutions to facilitate rapid user adoption. We then seek to up-sell or cross-sell to our users once our products have brought them into our user community. Even if users do not purchase our premium products, they are able to download and install our free solutions, expanding our user base and our monetization potential over time.

•

Monetization and expansion of our user base through value-added free online services. Since March 2008, we have deployed our dynamic secure search solution to our online community as part of a value-added service enabling secure search of the Internet. While our dynamic secure search is free to our users, we generate revenue through agreements with search providers to which we direct search queries to generate search results. We acquired iMedix, a leading toolbar provider, to enhance our technical capabilities in this area and to expand our market reach to additional distribution channels including in 2012 distribution of standalone Linkscanner with search outside of our security user base. We continuously seek to develop new, free online services that allow us to monetize and expand our user base without additional cost to our users.

•

Online business model with cost-effective marketing and low customer acquisition cost. Our business benefits from cost-effective marketing through the use of online distribution channels that provided 81.9% of our revenue in 2012. We are actively seeking to increase the proportion of sales through these channels. By leveraging our large user base and high customer satisfaction, we are able to achieve powerful viral marketing at low cost. We intend to develop our brand further. Our large user base, coupled with low customer acquisition costs, results in a scalable, high-margin business model that is strengthened as our user base grows. We are seeking to further enhance the effectiveness of this customer acquisition model by investment in our analytics ability.

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

•

Brand awareness through our reseller networks. We also distribute through resellers and distributors, which we refer to as our reseller network. The end-sellers of our solutions in this reseller network vary from large retail stores, such as Wal-Mart, to small individual retailers, both online and offline. This reseller network forms a part of our brand marketing strategy and generates the majority of our small business sales. We believe that our presence among retailers contributes significantly to consumer awareness of our brand. This, in turn, allows us to penetrate the smaller small and medium sized business sector, a group we are increasing our focus on with our SAAS products.

•

Expansion into mobile. Since 2011 we have increasingly sought to develop our products into the mobile market, specifically represented by smartphones and tablets. Our initial focus has been on the Android platform by distribution of security products. We have acquired 26 million users as of the end of December 2012. We intend to continue to expand into this market via additional peace of mind products in 2013 before monetizing the acquired base in 2014. We will look in the long term to provide a connected solution across both mobile and PC platforms.

•

Large and growing user base driving tangible benefits. The size and growth of our user base and the amount of information generated by our users increase the value of our offerings and drive tangible business results. We seek to drive greater user engagement with our solutions by delivering peace of mind and, over the long term, building a relationship based on trust. We believe this is critical to building a user base that can be monetized effectively. As our users are actively engaging with each other, they provide a first level of community support as well as real-time product feedback that contributes to product innovation. Our business model has enabled us to build a user base of approximately 146 million active users.

Our business model of platform monetization enables us to target multiple end markets as we broaden our products and online services, including endpoint security software and secure search. Our continued investment in developing a talented, agile and adaptable workforce supports our business model. Taken together, these elements enable revenue and user base growth at relatively low cost and also allow us to acquire, maintain and support customers at low overall operating and acquisition costs while leveraging multiple, large, high-growth product markets.

Our Solutions

Our solutions, including software and online services, include security, PC optimization, online privacy, cloud based desktop management, mobile security and other products on various desktop and mobile operating systems. While our AVG AntiVirus Free Edition is provided free of charge to our users, the majority of our products are provided for a fee on a subscription basis. Our software products are currently available in various languages, used in over 185 countries around the world and sold under software license agreements. They are generally sold and downloaded over the Internet or sold as packaged products through multi-tiered distribution channels. These software license agreements generally include product maintenance, which provides technical services to our customers over the license period and regular updates of the software solutions purchased.

We have historically leveraged our security products and technology to grow our user base. As the threat landscape has evolved from viruses to more sophisticated and multi-faceted computer attacks, we have developed a broad suite of security solutions that protect against viruses, trojan horses, malware, suspicious code and other threats, and offer a layered approach to threat detection, including behavioral monitoring, signature-based threat detection and real-time threat detection with our LinkScanner technology. We have continued to evolve our portfolio of solutions to address not only security threats but also other online applications that are increasingly relevant to our large and growing user base. Our portfolio includes the following solutions for the consumer and business end markets:

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

AVG Mobilation

•    Security software for Android smartphones and tablets

•    Checks apps, web content and SMS for malware before downloading

•    Theft protection enabling users to locate lost devices using GPS and remote access when lost or stolen to lock device or wipe content

•    Backup feature protecting contacts, call logs, bookmarks, messages and applications

AVG Threatlabs	• Provides safety rating for websites

Products	Functionalities

Family Safety (PC & Mobile)

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

•    Remote control from any web-enabled device

TuneUp Utilities and PC Tuneup

•    Fixes registry problems that cause freezing and crashing

•    Optimizes Internet settings and connection for speed

•    File recovery after accidental deletion

•    File shredder and disk wiper to permanently erase files

•    Improves disk speed

LiveKive	• Automatic online backup of data • Share files, folders, photos and music with other people • Enables automatic syncs • Remote access to files from web and mobile devices

Do Not Track	• Provides information on ad networks, social buttons and web analytics services that may track the user • Enables user to block online tracking • Incorporates both passive and active protection

We offer consumers four security suites, one of which provides free basic protection for Internet surfing, searching and social networking. Paid suites provide more extensive protection and other additional features:

Consumer suites	Description	Anti- Virus Free Edition 2013	Anti- Virus 2013	Internet Security 2013	Premium Security 2013
Core Protection

Anti-Virus, Anti-Spyware, Anti-Rootkit	Prevents infection and spread of viruses, worms, Trojan horses, spyware and malware	•	•	•	•

Social Networking Protection	Automatically checks links exchanged on social networks for threats	•	•	•	•

LinkScanner	Instantaneous, real-time scanning of web pages visited for threats	•	•	•	•

Consumer suites	Description	Anti- Virus Free Edition 2013	Anti- Virus 2013	Internet Security 2013	Premium Security 2013
Chatting and Downloading

Shield for safe chatting	Protects against infections when exchanging files using chat services	•	•	•	•

Online Shield for safe downloading	Checks for viruses when downloading, sharing or exchanging files		•	•	•

Support

Expert technical support	24 hour/day technical support is offered through telephone, chat and FAQ	•	•	•	•

Receive priority updates	Automatically receives more frequent updates for latest threats		•	•	•

Shopping and Banking

Identity Protection	Protects personal information	•	•	•	•

Firewall	Keeps hackers out of the network			•	•

Anti-Spam	Blocks spam and scam emails			•	•

Network Safety

Intrusion Detection	Protects from remote attacks when connected to networks			•	•

Performance

System Tools	Allows management of start-up applications, PC monitoring and Internet browser plug-ins			•	•

Quick Tune	Optimizes PC performance				•

Identity Alert	Identity theft and misuse surveillance				•

Customer Support and Service

Customer support and service forms a key part of our solution offering and we offer different levels of online community support to our users.

Our users have access to online resources, including documentation, FAQs, video tutorials and the user community in the free AVG user forum. In addition, our Facebook page and Twitter feed, with over 100,000 Twitter followers as of December 2012, have become support forums for both free and subscription users, as well as alternative ways to disseminate important threat information to our user base. In particular, our Facebook site has grown substantially in popularity. As of December 2012, we had over 1.7 million Facebook fans.

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

We include expert technical support for all of our paid subscribers as part of the product suite subscription fee. We offer support to our subscription users with a broad range of pre-sales and post-sales services through the Internet, telephone, chat, email and remote connection for more complex cases and in a variety of languages. We have ten call centers, two in the Czech Republic, two in the Philippines, and one each in India, Australia, Canada, France, the United Kingdom and the United States. The call centers in the Philippines, India, Australia and Canada and one in the Czech Republic are outsourced. We operate the remaining four call centers. As of December 31, 2012, we had 50 employees and 359 contractors in our own and outsourced call centers. All services operated directly by AVG or by our outsourcing partners are available 24 hours a day.

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

Marketing and Sales

Brand

We continue to develop our brand, marketing messages and visual identification in order to provide a coherent and unified user experience that supports our future growth.

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

Sales

We sell most of our products either directly through our website (81.9% of revenue including search agreements in 2012) or indirectly through resellers and distributors (18.1% of revenue in 2012). We also sell products through other direct and indirect distribution channels such as software development kit, or SDK, arrangements with other software developers.

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

Search contracts

In September 2010, we signed a contract with Google for search and advertising services, through which we generate revenue whenever our users use our browser toolbar which may be installed along with some of our products and which carries out searches through the Google search engine.

In November 2012, we renewed our search agreement with Google on a non-exclusive basis for a two-year term, which at the end of the first year can be terminated by either party on 60-days notice. We then signed search agreements with Yahoo! and Seznam in December 2012 with the intent to diversify our revenue in this area.

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

•

TuneUp. In August 2011, we acquired TuneUp, a Germany-based developer of intelligent software tools that enable users to get optimal use of their operating systems and programs. In connection with the acquisition, we were obligated to make a certain one-time earn-out payment, up to a maximum of €10.0 million in cash, in accordance with the acquisition agreement, based on TuneUp meeting certain EBITDA and revenue targets for the full year 2011. In 2012 the final amount of the earn-out payment was determined and paid the amount of €7.4 million.

In addition, as part of the consideration for the acquisition, we were obligated to issue 377,200 ordinary shares to the sellers of TuneUp and further shares to the value of €5.75 million to be issued in four annual installments in August 2012, 2013, 2014 and 2015 respectively. The shares would remain in escrow subject to satisfaction of certain vesting criteria, including continuing employment by TuneUp of the sellers of TuneUp.

In the fourth quarter of 2012 one of the sellers resigned and the Company entered into a modification to the original agreement with the sellers. As a result of this modification, the Company will transfer its

377,200 ordinary shares and the first installment of 169,911 ordinary shares by June 30, 2013 and further pay €4.3 million in cash in three installments (€2.1 million in January 2013, €1.1 million in August 2013 and €1.1 million in August 2014). Further, the escrow agreement will be replaced by a share pledge. The remaining seller resigned in the first quarter of 2013.

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

In addition, we entered into employment agreements with certain employees who were former shareholders of OpenInstall for up to $22.5 million in payments contingent upon achieving certain profit targets over three years commencing in 2012, and additional incentive compensation consisting of $2.5 million in cash over two years for employees of OpenInstall for retentive purposes, which are accounted for as compensation expense. During the financial year 2012, the Company recorded a total compensation expense of $2.9 million, which was included in research and development expenses. At December 31, 2012, the remaining maximum payments of compensation expense contingent upon achieving certain profit targets is $17.5 million.

•

Crossloop. In July 2012, the Company acquired the assets of Crossloop, Inc., a Delaware corporation engaged in the business of offering software applications for desktop sharing and connecting computer users with service providers.

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

•	AVG Distribution Switzerland AG. In October 2011, we acquired AVG Distribution Switzerland AG, or AVG DACH, one of our resellers in Germany, Austria and Switzerland, based in Switzerland.

•

Avalanche. In October 2012, we acquired certain assets and liabilities and the on-going distribution activities for AVG products in the Australian and Pacific region from AVG (AU/NZ) PTY LTD, Avalanche Technology Group Pty Ltd and Coreen Investments Pty Ltd, or collectively, Avalanche.

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

Key legal obligations

The principles under applicable data protection laws in the European Union require us to ensure, among other things, the following:

•	Lawfulness. This requires, for example, that we must satisfy certain conditions in order to lawfully process personal data.

•	Fairness. This requires, for example, that we provide users with a “fair processing notice”.

•	Notification. We are required to register/notify as a data controller, if processing personal data in the context of an establishment in a member state.

•

Proportionality. This requires, for example, that we must ensure that user data is only processed if and to the extent such processing is proportional in relation to the purposes of providing services to users.

•	Data quality/accuracy. This requires, for example, that we ensure that inaccurate data is corrected.

•	Data retention. This requires, for example, that we only retain data for so long as is necessary, whether to comply with applicable laws or to provide services to the user.

•

Data security. This requires, for example, that we implement appropriate technical and organizational measures to guard against unauthorized or unlawful processing of personal data and against loss or destruction of, or damage to, personal data.

•

Data transfers. This requires, for example, that we do not transfer data outside the European Economic Area to jurisdictions which do not ensure an adequate level of protection of personal data, without taking certain steps (e.g., implementation of model contractual clauses, obtaining data subject consent or carrying out an adequacy assessment).

•	Data subject rights. This requires, for example, that we respond to “subject access requests” from data subjects, to provide information about the nature and scope of processing undertaken.

Steps taken by us to ensure compliance with the above requirements are set out below. Certain of the personal data and online commerce laws and regulations in the European Union are as follows:

•

EU Data Protection Regulatory Framework. The European Commission released proposals to revise the European data protection regulatory framework on January 25, 2012. Under these proposals, the EU Data Protection Directive (Directive 95/46/EC) would be replaced with a general data protection Regulation (together with a Directive which sets out rules on protecting personal data processed to prevent, investigate or prosecute criminal offences and related matters). The Regulation would be directly applicable across all EU member states without the need for national implementing legislation, although it is not likely to enter into force until the end of 2014 at the earliest. The Regulation replaces the current data protection authority notification requirements with an obligation to conduct a data protection impact assessment for risky processing operations, and includes stronger requirements for consent and data breach notification and restrictions on the collection and use of “sensitive” personal data, as well as stricter enforcement (including, in some circumstances, the power to impose fines of up to 2% of annual worldwide turnover). It also introduces the concepts of privacy by design and the right to be forgotten. The Regulation will be directly applicable across the EU, harmonizing data protection laws and regulations among EU member states. However, the Regulation’s more stringent requirements on privacy user notifications and data handling, for example, might present implementation and compliance challenges in the online and information technology fields. The Regulation does not replace the e-Privacy Directive (2002/58/EC - amended 2009/136/EC), discussed below.

•

2009 EU e-Privacy Directive. In addition to the EU Data Protection Directive, Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic communications sector (as amended in 2009 – Directive 2009/136/EC), or the e-Privacy Directive, obliges member states to introduce certain national laws regulating privacy in the electronic communications sector. Pursuant to the requirements of the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user’s terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies. Prior to providing such consent, users must receive clear and comprehensive information in accordance with the EU Data Protection Directive about the access and storage of information. Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user. Our privacy policy and fair processing notices inform users about our practices, and we routinely monitor our compliance with this legislative and regulatory framework.

•

Mobile apps and smart devices. The EU Article 29 Data Protection Working Party published an opinion on March 15, 2013 that provides key recommendations for mobile app developers, app owners, app stores, device and Operating System manufacturers and other parties on how to comply with the EU Data Protection Directive and the e-Privacy Directive. The key recommendations from this opinion are that in most cases, data controllers’ will have to rely on individuals’ consent as a legal basis for the processing of their personal data, and that consent needs to be obtained before the app starts to retrieve or place information. In addition, individuals must have the opportunity, when uninstalling apps, to have their personal data deleted where possible.

•

EU Consumer Rights Directive. The EU Consumer Rights Directive, for which the Directive prescribes that by the end of 2013 the EU member states shall adopt laws, regulations and administrative provisions necessary to comply with this directive, requires AVG to make it clear to online consumers of AVG’s subscription products if AVG is selling an automatic renewal subscription service and obtain the consumer’s express consent to automatic renewal (rather than getting consent via pre-populated tick boxes). If AVG does not obtain the online consumer’s express consent in advance, the consumer will be entitled to reimbursement of the automatic renewal subscription fees paid by that consumer. This Directive also regulates many other aspects of online commerce, such as provision of information to consumers and refund requirements, which regulation could also result in requirements to modify certain of our business practices.

•

EU Cyber-security Strategy. In February 2013 the European Commission launched a cyber-security strategy for the European Union. This strategy aims to increase preparedness for security incidents such as hacking or technical failures. The most important part of the strategy is a proposed draft Directive on Network and Information Security (the draft Directive). The draft Directive introduces an obligation for operators of “critical network infrastructure” (such as infrastructure used for banking, transportation, energy, online payments and e-commerce), providers of “information society services” (e.g. internet service providers, search engines, cloud computing providers) and public administrations to implement appropriate security measures and to report security incidents which have a significant impact on the security of core services to a competent authority, which may in turn require notification of members of the public. The requirement to report incidents could require us to disclose information which is commercially sensitive to the competent authorities.

U.S. regulatory environment

•

Privacy. Data privacy and security with respect to the collection of personally identifiable consumer information continues to be a focus of legislation, regulation and compliance review in the United States. The U.S. Federal Trade Commission, or FTC, has begun to exercise greater authority over privacy protections generally, using its existing authority over unfair and deceptive practices and other public proceedings to apply greater restrictions on the collection and use of personally identifiable and other information relating to consumers. In December 2010, the FTC staff issued a draft recommendation that privacy rules should address consumer concerns over the collection and use of personal and profiling information, even in the absence of demonstrated consumer harm. In a December 2010 report, the U.S. Commerce Department also suggested an expansion of privacy protections, although with greater reliance on enforceable industry codes. Legislation has also been introduced in Congress that would regulate the use of personal and profiling information for advertising. Other examples of the increased legislative focus on data privacy issues include statutes adopted by the State of California that require online services to report certain breaches of the security of personal data, and to report to California customers when their personal data might be disclosed to direct marketers. Early in 2012 The White House proposed a blue print for a “Consumer Privacy Bill of Rights” which could lead to legislation or voluntary industry standards that would require the adoption of additional security measures or prevent retention or use of certain data. This proposal for a blue print has yet to make substantive progress but may be picked up again in 2013.

There has also been significant new guidance in 2012 and 2013 relating to mobile app development suggesting regulation in this area is increasingly likely. This guidance from the FTC, and other agencies specifically seeks to impose rules on app developers including requirements to improve the transparency for the user through use of privacy ‘short form’ and ‘enhanced’ notices.

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

•

Cyber-security. In February 2013, U.S. President Obama’s administration introduced an Executive Order on Improving Critical Infrastructure Cyber-security (the Order). Among other things, the Order proposes (i) enhanced information sharing between federal executive agencies and private critical infrastructure operators on emerging cyber threats; (ii) a voluntary Cyber-security Framework (Framework) for reducing cyber threats; and (iii) a comprehensive review of cyber-security regulations and government contracting standards in light of the Framework. Although the Order, as opposed to the draft Directive, creates no new legal obligations for corporations, it may frame the policy debate as the U.S. Congress considers comprehensive cyber-security legislation and may have a significant impact on prevailing cyber-security compliance and practice.

•

Do Not Track law. The proposed U.S. Do Not Track legislation would allow users to opt out of certain online monitoring and would thereby block even monitoring conducted with benign intent, such as monitoring to increase the efficacy of security software.

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

Our data protection compliance program

We have implemented certain policies and procedures to address data protection and privacy matters and ensure compliance across the business. We maintain an online privacy policy, which describes, among other things, the categories of data collected, the purposes for which data are collected and how to access and rectify personal data held by us. Users can contact us with requests related to that data by dedicated email or online via our Customer Services department. As part of our purchase and installation process, we notify users about how user data is handled by providing such users with our privacy policy and fair processing notices, which provide information about our data privacy policies, including the categories of data we collect, the purposes of such data collection, and how users may access such data and, to the extent necessary, correct any inaccuracies. To further enhance our ability to comply with the various data privacy laws and regulations, we regularly review our policies and we provide education and training to our employees. In addition we have implemented information security policies, procedures and training for our employees and have hired a privacy committee composed of members of senior management and employees from functions across the Company, including research and development, product management investor relations, marketing and sales, legal and security, which provides an information, discussion and awareness platform to help us stay abreast of the trends and developments in the data privacy area. This committee helps facilitate communication and compliance on data privacy issues throughout our Company as part of oversight of the compliance program.

Legal Proceedings and Regulatory Matters

In August 2011, we filed initial voluntary self-disclosures with the OFAC, and the BIS, in connection with the inadvertent sale or provision of licenses for use of our software products to a small number of users (relative to our active and subscription user bases) in Cuba, Iran, North Korea, Sudan and Syria. We have completed an investigation to determine the scope of possible violations of the U.S. export control laws and economic sanctions administered by OFAC and BIS over a period of five years before our initial public offering. While we had and continue to have certain controls in place to prevent sales into, and have not actively marketed our products in, any of the jurisdictions that are the target of economic sanctions, we have determined that some sales took place to users in those jurisdictions resulting in revenue to us constituting less than one half of one percent of total paid license fee revenues over a period of three years before our initial public offering. We implemented a remediation plan that included terminating access to licenses and blocking updates and upgrades of our products to all users with a geographic internet protocol (GEOIP) address in Cuba, Iran, North Korea, Sudan or Syria. We filed our supplemental report concerning the results of our investigation with OFAC and BIS in November 2011. In December 2011, we received a cautionary letter from OFAC indicating that it has closed its investigation without imposing any penalty and without a final agency determination on whether a violation has occurred. We cannot predict when BIS will complete its review, which began over a year ago, and make its determination. If we are found to be in violation of BIS regulations, we may face criminal and/or civil penalties and/or reputational harm, which could have a material adverse effect on our business and financial results.

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

C. ORGANIZATIONAL STRUCTURE

A list of our subsidiaries, including name, country of incorporation or residence and proportion of ownership interest and voting power is provided in “Item 19. Exhibits—Exhibit 8.1.”, which is incorporated herein by reference.

D. PROPERTY, PLANT AND EQUIPMENT

Our principal registered office is located in Amsterdam, the Netherlands, with certain operating functions being carried out in Prague and Brno, Czech Republic. We lease office space for our offices in Amsterdam, Brno and Prague and for our regional facilities in San Francisco, California, Fort Walton Beach, Florida, Roswell, Georgia, Newton, North Carolina, and Miami, Florida in the United States; Beijing and Hong Kong in China; Nicosia in Cyprus; Anglet in France; Darmstadt, Frankfurt am Main and Munich in Germany; Rehovot and Tel Aviv in Israel; Baar in Switzerland; Melbourne in Australia; and Newark and London in the United Kingdom. Our leases expire at various times during the current and coming years. In the current year we expect to terminate in whole or in part the current leases on the facilities in Miami, Beijing, Hong Kong, Munich and Frankfurt am Main.

We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations. In addition to the leasehold improvements, office, furniture and equipment at the above office locations, the balance of our property and equipment comprises computer equipment and vehicles.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Revenue Generation

We generate revenue principally by selling our premium products to consumers and by monetizing our active user base through online services.

The sources of our revenue are geographically diversified. In 2012, the Americas and Europe, Middle East and Africa (EMEA) represented 56.9% and 37.7% of our total revenue respectively, with the balance of our total revenue attributable to other geographic regions.

The following table summarizes the growth in our subscription revenue and our platform-derived revenue for the years ended December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars, except for percentages)
Revenue by type:
Subscription revenue	$166,904	$175,654	$196,858
Platform-derived revenue	$50,314	$96,738	$159,108

Total revenue	$217,218	$272,392	$355,966

Percentage of total revenue by type:
Subscription revenue	76.8%	64.5%	55.3%
Platform-derived revenue	23.2%	35.5%	44.7%

Total revenue	100.0%	100.0%	100.0%

Subscription revenue

The primary component of our subscription revenue is derived from the sale of premium products and online services. Payments are made upfront for the ability to access our premium products or online services, usually for a term of one or two years. These solutions include end market products offerings in security, PC performance optimization and online services, among others. Our premium products and solutions include additional features as well as maintenance and support services (including the right to receive unspecified future upgrades/enhancements of our products, when and if available) during the fixed term of the license. Subscription revenue is generated from the sale of fixed-term software license arrangements, which are generally sold and downloaded over the Internet or sold as packaged products through multi-tiered distribution channels. This subscription revenue is recognized ratably over the term of the related license agreement. Due to the upfront nature of the cash payments for these products, the majority of this subscription revenue is released from deferred revenue on the balance sheet.

The Company also sells perpetual software licenses primarily through indirect sales with partners, distributors and resellers and, to a lesser extent, through direct sales to customers. The perpetual license agreements include free maintenance and support services (which include the right to bug fixes, but exclude the right to receive unspecified upgrades/enhancements of the Company’s product on a when-and-if-available basis), for which vendor-specific objective evidence of the fair value of undelivered elements does not exist. The Company recognizes all revenue from perpetual license agreements ratably over the expected term for providing maintenance and support services.

We also sell through our reseller network. The sales through our reseller network are undertaken by intermediaries and we offer these intermediaries a discount on our products. As a result, we receive less revenue per customer from sales through our reseller network than we do through our online channel. We largely recognize revenue for products sold through our reseller network on a sell-through basis, and to a lesser extent, upon order based on the intermediaries’ right of return.

Growth in our subscription revenue will largely depend on our ability to sell premium versions of our software products to new users as well as our ability to sell new and additional solutions and upgrades to our existing users. This growth will also depend on our continued ability to develop new solutions for our customers.

Platform-derived revenue

To date, our platform-derived revenue consists primarily of revenue generated via our dynamic secure search solution and to a lesser extent, the sale of threat analysis data and revenue shares from third-party advertisers. While the searches conducted by users via our dynamic secure search solution are free to our users, we receive a proportion of the revenue generated by search providers from our users’ search activity. During 2012, we continued our monetization initiatives by successfully offering services to users outside of our organic user base through partnerships whereby our secure search solution is included with third-party application downloads. We have also driven a greater percentage of our active users to utilize our services more broadly and regularly. This platform-derived revenue is recognized at the time the service is provided.

We have used our dynamic secure search solution to generate revenue through our search agreements with Yahoo!, from February 2008 to November 2010, and, since the implementation of our agreement in November 2010, with Google. In exchange for directing our active users’ search queries to search providers, we earn a percentage of the search revenue generated by such search providers. Our platform segment has thus historically been predominantly dependent on revenue generated by a single search results provider. Our revenue generated by Google accounted for 44% of our revenue in 2012 compared to 28% in 2011.

In the fourth quarter of 2012 we announced several new agreements concluded in support of our platform-derived revenue stream. Firstly we signed a two-year non-exclusive search contract with Google effective December 1, 2012. The agreement has a two-year term and, at the end of the first year, allows either party to terminate for convenience upon 60 days notice. We concluded a three-year non-exclusive search partnership and software distribution contract with Yahoo! effective January 1, 2013. In addition we announced a new two-year non-exclusive search provider agreement with Seznam, which operates the most visited Web portal in the Czech Republic. We continue to explore opportunities with other search providers and search aggregators in order to further diversify this revenue stream. Growth in our platform-derived revenue will depend on our ability to effectively monetize and expand our user base through additional online services, greater user engagement and extended overall lifetimes of our products.

We believe these agreements mark an important step forward in strengthening our platform-derived revenue stream as we have taken a significant step to diversify and de-risk our Search business by signing multiple, non-exclusive search contracts, the two most significant of which being with Google and with Yahoo!. We believe we were able to accomplish this due to our strong track record as a trusted security brand, and due to the power of our growing user base and the number of searches our users generate. We have also successfully mitigated renewal pressure as our Yahoo! agreement is set to run 12 months after our Google agreement. Our diversification strategy applies at a user level whereby for example, a user will, either have his or her searches directed to Yahoo! exclusively or Google exclusively. Where we send traffic will be based on customer lifetime value which is influenced by not only revenue per search (itself influenced by the quality of the ad network we are using) but also the length of time a search user stays with us (influenced by search experience and strong brand identification). Currently we intend that our own enhancements to develop the search user experience and otherwise optimize our platform business will be uniform across all search providers. The diversification strategy executed in 2012 allows us to somewhat mitigate the impact of changes in policy by our search providers, such as the release by one of our major search partners of new guidelines that will restrict our ability to have our secure search toolbar installed as a default, once our users download, or purchase another of our solutions, so that our users would have to opt for toolbar installation before it would be installed.

Growth in our platform-derived revenue will depend on our ability to effectively monetize and expand our user base through additional online services, greater user engagement and extended overall lifetimes of our products. The diversification strategy executed in 2012 puts us in a position to mitigate some of the impact of guideline changes from our search providers; however certain guideline changes unknown and not perceived at this time may not allow for us to continually mitigate such risk in the future.

Key Metrics

We monitor a number of metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

Active, subscription, and stand-alone secure search users

Active users are those who (i) have downloaded and installed our free software on a PC or mobile device and have connected to our server twice in the preceding 30-day period, (ii) have a valid subscription license for our software solutions or (iii) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. Subscription users are active users who subscribe to our premium products and online services, the primary component of our subscription revenue. We include in the number of free users those with trial licenses and licenses distributed for promotional purposes. We believe that our methodology for counting our user base is more conservative than methodologies used by other software companies, some of which count users with less frequent interaction.

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

While our system for measuring active users has been consistent since 2008, we have sought to continuously refine the accuracy of this measurement. The most significant improvement was the introduction of a license server in the first half of 2009. At times during the second half of 2009 and the first nine months of 2010, we also experienced double-counting issues due to the launch of new products and related issues with server capacity caused by high download volumes.

We recognize that potential flaws in our user metrics may exist and we will continue to assess opportunities to improve our methodology of calculating these metrics. See “Item 3. Key Information—D. Risk Factors—Accurately measuring the number of our active and subscription users is difficult….”. We may choose in the future to alter this calculation methodology to reflect changing circumstances or additional information.

	For the year ended or as of December 31,
	2010	2011	2012
		(unaudited)
Active users at period end (in millions)	98	108	146
Average active users(1) (in millions)	98	103	127

In this annual report, unless otherwise indicated, user base numbers have been rounded to the nearest million. Active users as of December 31, 2012, included approximately twenty-six million users of our Mobile product.

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

	For the year ended or as of December 31,
	2010	2011	2012
	(in thousands of U.S. dollars, except for user data and per user data)
Total revenue	$217,218	$272,392	$355,966
Active users at period end (in millions)(unaudited)	98	108	146
Average active users(1) (in millions)(unaudited)	98	103	127
Revenue per average active user (unaudited)	$2.21	$2.65	$2.80

We expect revenue per average user to decline in 2013 as we seek to expand our mobile user base in particular.

Non-U.S. GAAP Measures

Adjusted net income and unlevered free cash flow and their related ratios are non-U.S. GAAP measures and should not be considered alternatives to the applicable U.S. GAAP measures. In particular, adjusted net income and unlevered free cash flow, and their related ratios, should not be considered as measurements of our financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity.

Adjusted net income and unlevered free cash flow are measures of financial performance or liquidity and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, analysis of our results of operations, including our cash flows, as reported under U.S. GAAP. We provide these non-U.S. GAAP financial measures because we believe that such measures provide important supplemental information to management and investors about the Company’s core operating results, primarily because the non-U.S. GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company’s core operating results or business outlook. Management uses these non-U.S. GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company’s performance against its historical performance. Some of the limitations of adjusted net income and unlevered free cash flow and their related ratios as measures are:

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

Because of these limitations, investors should rely on our consolidated financial statements prepared in accordance with U.S. GAAP and treat our adjusted net income and unlevered free cash flow as supplemental information only.

Adjusted net income

Adjusted net income is defined as net income for the period, adding back: share-based payments; acquisition-related intangible asset amortization expense; benefit (provision) for income taxes and deducting from adjusted profit before taxes the impact of a normalized tax rate of 14%; one-off charges associated with the rationalization of the Company’s global operations in 2012; incremental costs in 2012 associated with the 2011 acquisition of our mobile platform operator, Droid; and settlement of pre-existing relationships with a reseller on acquisition in 2011.

Adjusted net income as disclosed in this annual report reflects an adjustment to normalize tax as stated above, since the Company’s profit and loss tax charge varies from period to period and has shown significant variations from its cash tax charge. In particular, the Company’s entry into an innovation tax regime in the Netherlands resulted in a significant tax credit in June 2011, which will reverse in future periods. In order to remove the period to period impact of these variations, the Company has used an estimated normalized tax rate of approximately 14% in its historic financial reporting and future projections, to better reflect the core operational changes in the business. The normalized tax rate of approximately 14% is based on an estimate of the Company’s future cash tax rate as well as its recent cash and income statement tax charges. The tax rate reflected on the income statement for 2011 and 2012 was respectively on average approximately 12.7% and 19.4% and the tax paid reflected on the cash flow statement in 2011 and 2012 was approximately respectively 13.1% and 15.2%.

In the year ended December 31, 2012, we recorded add-backs to adjusted net income totaling $7.2 million (net of tax $6.2 million) in respect of what we consider to be one-off expense items. In December 2012 the Company undertook a program to rationalize our global operations, including our TuneUp operation and headcount reductions in various locations. The purpose of this program was to reduce overhead costs in order to redirect spending to research and development in 2013. This led to a one-off charge of $5.1 million in the year ended December 31, 2012. In addition we recorded a one-time charge of $2.1 million in acquisition-related charges related to our acquisition in 2011 of the mobile platform company, Droid. We believe these charges should be excluded from adjusted net income as they do not reflect the ongoing costs of operations of the Company. Similarly $0.4 million has been excluded from our unlevered free cash flow for the year ended December 31, 2012 reflecting the extent to which these costs were cash-settled during the year.

In the year ended December 31, 2011, we made an adjustment to adjusted net income and unlevered free cash flow of $3.7 million (net of tax $3.2 million) related to the settlement of pre-existing relationships with a reseller on purchase of a reseller based in Germany which serviced the Germany, Austria and Switzerland region, or the DACH reseller. In total, we paid $9.1 million for the DACH reseller including an amount of $3.7 million that was ultimately determined to be in connection with the settlement of pre-existing relationships between the parties, separate from the acquisition. We believe that the amount attributable to settling the pre-existing relationships of $3.7 million (net of tax $3.2 million) should be excluded from adjusted net income and unlevered free cash flow.

In evaluating adjusted net income, the Company may incur future expenses similar to the adjustments reflected below. For example, while share-based compensation is a component of cost of revenue and operating expenses, the impact to our consolidated financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of our ordinary shares. Our presentation of adjusted net income should not be construed as an inference that our future results will be unaffected by amortization, share-based compensation or any unusual or non-recurring items. Furthermore, we may in future periods make additional adjustments to the definition of adjusted net income to reduce the impact of any unusual or distortive or non-recurring items.

The following table presents a reconciliation of adjusted net income to net income for each of the periods indicated.

	Year ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Adjusted net income:
Net income	$57,912	$100,432	$45,817
Add back: Share-based compensation	6,773	6,396	16,183
Add back: Acquisition amortization(1)	2,951	4,466	8,215
Add back: Adjustments for one-off items, net of tax(2)	—	3,673	7,213
Add back: Income tax provision (benefit)	9,394	(49,260)	11,142

Adjusted profit before taxes	77,030	65,707	88,569

Less: Tax effect(3)	(10,784)	(9,199)	(12,400)

Adjusted net income	$66,246	$56,508	$76,169

(1)	Includes amortization of acquired intangibles.
(2)	Other adjustments between GAAP and non-U.S. GAAP measures in the fourth quarter of 2012 comprise $5.1 million in charges associated with the rationalization of the Company’s global operations and $2.1 million in acquisition-related charges. In the fourth quarter of 2011 the Company recorded an adjustment of $3.7 million related to acquisition-related charges.
(3)	Adjusted for impact of normalized tax rate of 14%. The normalized tax rate of 14% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.

The following table presents the changes between 2010 and 2011, and between 2011 and 2012, in adjusted net income.

	Year ended December 31,			Change 2010 vs. 2011		Change 2011 vs. 2012
	2010	2011	2012	In dollars	Percentage	In dollars	Percentage
	(unaudited, in thousands of U.S. dollars, except for percentages)
Adjusted net income	$66,246	$56,508	$76,169	$(9,738)	(14.7)%	$19,661	34.8%
Percentage of total revenue	30.5%	20.7%	21.4%

In 2012 adjusted net income increased compared to 2011 primarily due to the growth in revenue, which more than offset increased expenditure and investment in new areas such as mobile, as well as an increased interest charge.

In 2011 adjusted net income decreased compared to 2010 primarily due to the increased costs noted in “Key factors affecting our performance—Years ended December 31, 2010, 2011 and 2012—Net income”, offset by on-going optimization of our revenue streams.

The normalized tax rate of 14% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.

Unlevered free cash flow

Unlevered free cash flow is defined as net cash provided by operating activities less capital expenditures (which we define as being made up of payments for property and equipment and intangible assets) less interest income (expense), net of taxes and an adjustment for one-off items. One-off cash adjustments in 2012 represent $0.4 million of cash paid in respect of our global operations rationalization program. In 2011 we recorded an adjustment of $3.2 million net of taxes for the settlement of pre-existing relationships as a result of the acquisition of a reseller. See “—Adjusted net income” above for a discussion of these adjustments. We have included unlevered free cash flow in this annual report because we believe unlevered free cash flow reflects the actual net cash surplus available to fund the operation and expansion of our business after payment of capital expenditures related to IT infrastructure required to maintain or expand our asset base.

In evaluating unlevered free cash flow, you should be aware that in the future we will incur expenses similar to the adjustments reflected below. Our presentation of unlevered free cash flow should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. Furthermore, we may in future periods make additional adjustments to the definition of unlevered free cash flow to reduce the impact of any unusual or non-recurring items.

The following table presents a reconciliation of unlevered free cash flow to net cash provided by operations, the most comparable U.S. GAAP measure, for each of the periods indicated.

	Year ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$87,911	$82,911	$119,306
Less: Payments for property and equipment and intangible assets	(11,686)	(11,373)	(17,914)
Add: Interest expense (income), net of tax(1)	(29)	14,861	14,085
Add: Adjustments for one-off items, net of tax(2)(3)	—	3,159	353

Unlevered free cash flow	$76,196	$89,558	$115,830

(1)	The tax adjustment for interest income (expense) is based on an assumed tax rate of approximately 10%. Beginning in the year ended December 31, 2012, for interest expense the Company is using interest paid from the cash flow statement to calculate unlevered free cash flow. For prior periods, for interest expense the Company has continued to use interest expense from the income statement (which includes amortization of financing costs and loan discount). The Company has not adjusted the presentation for prior periods as this change in presentation of free cash flow, adjusted would not have had a material impact.
(2)

For 2011, this line item represents incremental payments to a reseller based in Germany, for approximately $3.7 million (€2.6 million) in cash as an amount attributable to settling pre-existing relationships, including settling disputes with the former owners of the reseller as part of the acquisition of the reseller in October 2011. The amount attributable to settling the pre-existing relationships was included as a charge to General and administration expense in our statement of comprehensive income. This settlement has been adjusted for the impact of a normalized tax rate of 14% for the group, showing a net adjustment after tax of $3.2 million. The normalized tax rate of 14% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.
(3)	For 2012, this line item represents cash outflows in relation to our global operations rationalization program that commenced in 2012.

The following table presents the changes in unlevered free cash flow between 2012 versus 2011 and 2011 versus 2010.

	Year ended December 31,			Change 2010 vs. 2011		Change 2011 vs. 2012
	2010	2011	2012	In dollars	Percentage	In dollars	Percentage
	(unaudited, in thousands of U.S. dollars, except for percentages)
Unlevered free cash flow	$76,196	$89,558	$115,830	$13,362	17.5%	$26,272	29.3%

In 2012, free cash flow increased compared to 2011 due to increased sales, driven by growth in platform-derived revenues and subscription bookings. This was offset by spending on activities to drive those bookings, investment in new areas such as mobile, and other increased costs as noted in “Key factors affecting our performance” below. Together with an increase in subscription bookings, this resulted in an increase in net cash from operating activities of $36.4 million (43.9% or increase of 60.9% when excluding the impact of $14.1 million of net interest expense).

There were no unusual movements in working capital during the period and our capital expenditure increased by $6.5 million compared to 2011. We made a one-off adjustment to free cash flow (related to the Company’s rationalization of operations) in the amount of $0.4 million (net of tax).

In 2011, free cash flow increased compared to 2010 due to a decrease in operating cash flows of $5.0 million offset by an aggregated increase in capital and finance expenditure of $8.4 million.

Key Factors Affecting Our Performance

The following discussion highlights the key factors we believe affect our results of operations.

Increasing platform monetization of our active user base

A key element of our anticipated growth is our ability to increasingly monetize our platform by providing new premium products and online services that drive subscription and platform-derived revenue. Our subscription revenue includes the sale of premium products and solutions, including our premium Internet Suite, parental control software, system optimization and PC optimization software, among others. The primary component of platform-derived revenue is from search agreements, whereby we deliver user Internet search requests submitted into our dynamic secure search solution to our search providers.

Platform-derived revenue is dependent upon the volume of Internet searches conducted. We have formed a number of strategic alliances and agreements that allow us to market and cross-sell products and online services to our active users. If we are not able to provide additional products and online services that enable us to further monetize our platform, grow the number of users who use our dynamic secure search solution, increase the amount of premium products sold, or continue and extend key agreements that provide a substantial portion of our platform-derived revenue our revenue and profitability could be adversely affected. Further, currently our search revenues are derived solely from PC-based search partnerships and we may not be able to develop into mobile search solutions.

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

User retention

One variable affecting the growth and stability of our user base is our ability to retain existing users, which is influenced by a variety of factors. For example, our ability to retain both subscription users and active users is affected by the frequency with which our users replace their personal computers, as free trial versions of antivirus and other software are typically preinstalled on new personal computers. Users at mobile devices have lower retention rates than those using personal computers. In addition, due to our limited ability to track users based on personally identifiable information, even if existing users continue using our products on new personal computers, it historically has appeared to us as the loss of an existing customer and the addition of a new customer. Assessment of retention of free users is particularly difficult as we have historically collected little or no identifiable information on these users. User retention also depends on the mix of products sold to consumers versus small businesses, as different user types have different retention characteristics. Another factor affecting subscription user retention is the extent to which we invest in various marketing and customer loyalty programs, such as discounted pricing for renewals and two-year subscriptions. We may adjust our pricing strategy from time to time with the objective of increasing our revenue per active user, which may cause decreases in our subscription renewal rates even if it increases overall revenue. For example, we may reduce discounts given to renewing users, which could increase overall revenue if the increase in revenue from each renewing user is not fully offset by the decrease in revenue caused by the resulting decline in renewal rates. Since 2011 we have successfully implemented an auto-renewal strategy for subscription users (an opt-in or opt-out option selected by the user at the time of purchase to automatically renew the relevant subscription and to charge the user’s pre-designated debit or credit card) where possible and permitted by law to increase our retention of subscription users. Approximately 71% of subscription users purchasing a license online in 2012 have opted for auto-renewal (compared to 43% in 2011). However, certain proposed regulations in the European Union and the United States may not allow for auto-renewal in the future, which may result in a lower renewal rate by our existing subscription users. See “Item 3. Key Information–D.Risk Factors–Regulation of the Internet and the lack of certainty regarding application of existing laws to the Internet could substantially harm our operating results and business”. Finally, many of our products and services apart from anti-virus software were introduced relatively recently, so we have limited information on the long-term retention behavior of users of these products and services. Additional factors relating to these products and services may also prove to impact retention.

Advertising clicks and revenue per click

The substantial majority of our platform-derived business to date and expected for the near term is based on secure Internet searches. When users install our toolbar or various other applications, we provide them with our dynamic secure Internet search functionality. Except for DNS-error-page-related queries, which are sent to Yahoo!, each request for an Internet search query by a user was generally sent to our primary search provider, which was Google throughout 2012. A search engine’s advertisers pay the search engine a fee each time a user clicks on one of the advertisers’ ads displayed on the search engine’s sponsored links. We receive a percentage of the fee, which the search engine receives as platform-derived revenue, which in turn is dependent on the fees the search engine receives from the click-through of a user. The fees per click are based on a variety of factors that are beyond our control and our revenue and profitability may be harmed if these factors do not move in our favor. If we are not able to grow the aggregate number of clicks or searches, conversion of search queries to click-throughs, number of toolbar installations and lifetime value of the toolbar, our platform-derived revenue may be impacted.

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

From 2010 to 2012, our revenue was increasingly derived from our own online channels, including sales of our software solutions through our own web-based distribution platform and our platform-derived revenue, as opposed to our reseller network (which includes offline sales and sales through third-party distributors (whether in retail stores or on the Internet)). Growth in our web-based distribution has had the effect of increasing the percentage contribution of our sales to our overall profitability by eliminating costs incurred with respect to third-party distributors and lowering our own cost of sales. Over the near term, we expect sales from online channels to increase as a percentage of total revenue, which we view as a positive development.

The following table summarizes our revenue by distribution channel for each of the years ended December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Reseller network	$68,886	$68,246	$64,307
Web-based and platform-derived	148,332	204,146	291,659

Total	$217,218	$272,392	$355,966

Currency fluctuations

Our reporting currency is the U.S. dollar, notwithstanding that we are organized under the laws of the Netherlands. In 2012, 78% of our revenue was generated in U.S. dollars, while 12% was generated in euros, 8% in British pounds sterling and 1% in Czech crowns. In addition, in 2012 we incurred 18% of our costs in Czech crowns and 16% in euros. As a result, we have both transaction and translation currency exposures to the pound sterling, Czech crown and euro. In 2008, we began to hedge our transaction currency exposure to the pound sterling, Czech crown and euro. The effects of these hedges are accounted for in our finance income and expenses.

In addition, the functional currency of our primary Czech operating subsidiary is the Czech crown. This gives rise to a profit and loss revaluation charge on our net assets denominated in U.S. dollars. The same applies to certain other subsidiaries in other jurisdictions, such as Germany and the United Kingdom, although to a lesser extent. In 2012, the effect of this exposure in Other comprehensive income was a gain of $2.2 million.

Effective tax rate

Through May 31, 2011, our effective tax rate was mainly determined by the nominal corporate tax rate of 10% in Cyprus and a relatively low corporate tax rate in the Czech Republic. On June 1, 2011, we entered into an innovation tax regime in the Netherlands and recognized tax benefits (deferred tax assets) which significantly impacted our effective tax rate. As a result, we received a credit, or a benefit to our income statement of $56.3 million in June 2011, and then an offsetting charge of $8.0 million in the third and fourth quarters of 2011 and $13.6 million in 2012 as this balance was recognized. As a result, our effective tax rate was 13.9% in 2010, (96.3)% in 2011 and 19.4% in 2012. The Company’s profit and loss tax charge varies from period to period and has shown significant variations from its cash tax charge.

As of June 1, 2011, we reorganized our operating model by centralizing the ownership of certain intangible intellectual property rights (and the future development of those rights) in the Netherlands. As a result of this group tax restructuring our effective tax rate will in future mainly be determined by the “innovation box” tax regime in the Netherlands, the nominal corporate tax rate of 10% in Cyprus and the corporate tax rate in the Czech Republic. Effective January 1, 2007, and as further amended on January 1, 2010, Dutch corporate tax legislation provides for a specific tax benefit for income generated by the exploitation of technology that results, among other things, from research and development activities, generally referred to as the “innovation box”. On May 31, 2011, we entered into an agreement with the Dutch tax authorities regarding the application of this regime to AVG, which was updated on November 30, 2012. The agreement confirms the application of the tax incentive to the Dutch operations, and establishes the methodology to be used to determine our income from the technology. In addition, this agreement confirms the amount of depreciation deduction that we may take each year and also confirms the tax deductible depreciation of the intellectual property rights centralized in the Netherlands which have an agreed tax base increased to fair market value as per June 1, 2011, and tax deductibility of certain related expenses, including interest expenses. As a result, income attributable to certain research and development activities is subject to an effective tax rate of 5%, in lieu of the Dutch statutory corporate income tax rate of 25%. Our effective tax rate is subject to the uncertainties described under “Item 3. Key Information—D. Risk Factors—Challenges by various tax authorities to our international structure may, if successful, increase our effective tax rate and adversely affect our earnings” and “Item 3. Key Information—D. Risk Factors—Changes in tax laws or in the channels in which we distribute our solutions may adversely affect our reported results”.

Cost of Revenue and Operating Expenses

Cost of revenue

Cost of revenue consists of fees paid to third parties that distribute our search solutions, customer support, costs of electronic downloads, commissions to payment providers, amortization of purchased technology, costs of packaging and license fees for technologies implemented into our software product.

Operating expenses

We classify our operating expenses into three categories: research and development, sales and marketing and general and administration. These categories correspond to different departments within our Company.

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

Research and development

Research and development expense primarily consists of personnel costs for our product development, product management employees and fees to our contract development vendors. We have devoted our development initiatives primarily to expanding our product line, building out a larger product management organization and increasing the functionality and enhancing the ease of use of our solutions. Our primary research and development operations are in the Czech Republic, where we are able to take advantage of strong technical talent. Technology acquisitions have seen us increase our development base in Israel and in the United States. We have also increased our investment in our innovation center in Amsterdam in 2012. We expect to increase our research and development expense on a dollar basis, and plan to maintain it at 15% of revenues. This principally represents our additional investment in development of our mobile solutions, and further investment in our Amsterdam innovation center.

Sales and marketing

Sales and marketing expense primarily consists of personnel costs for our sales, marketing, business development and sales operation support employees and executives; the cost of marketing programs such as online lead generation; promotional events and webinars; sales commissions payable to third parties that refer customers to us; and the cost of business development programs. We also include the distribution of updates for our free product in this category. In 2012 we have also incurred significant professional fees associated with updating our eCommerce, content management, order processing and analytics platform into a modern, flexible, service-oriented, standards based, dynamic platform. From 2010 to 2012, we made investments to expand our sales operations particularly in Germany with the acquisition of our TuneUp operation, and to a lesser extent in the United Kingdom and the United States. During 2012 we have also increased spend related to our sales team driving the distribution of our search solution to third parties. We intend to increase our sales and marketing expense as a percentage of revenue and on a dollar basis, particularly in the United States and Europe, to increase brand awareness, product adoption and user growth after reflecting the rationalization and optimization of our sales and marketing operations in 2012 and early 2013.

General and administration

General and administration expense primarily consists of personnel costs for our executive, information technology, finance, legal, human resources, corporate development and administrative personnel, as well as legal, accounting and other professional service fees, other corporate expenses, merger and acquisition costs that are charged to the profit and loss account and depreciation and amortization. In the coming year we expect to generate a small decrease in general and administrative expense as a percentage of revenue and on a dollar basis, reflecting principally the result of our global operations rationalization program, while maintaining our investments in our public company infrastructure.

Income tax expense

Income tax expense consists of the taxes we pay in several countries on our taxable income as well as deferred tax with respect to timing differences relating to our deferred revenue. For further information on the breakdown of our income tax components, see our consolidated financial statements included in this annual report beginning on page F-1.

Results of Operations

The following table summarizes our consolidated results of operations for the years ended December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Statement of Comprehensive Income Data and Other Key Metrics:
Revenue:
Subscription	$166,904	$175,654	$196,858
Platform-derived	50,314	96,738	159,108

Total revenue	217,218	272,392	355,966
Cost of revenue:(1)
Subscription	26,686	23,374	27,064
Platform-derived	2,293	7,849	27,320

Total cost of revenue	28,979	31,223	54,384

Gross profit	188,239	241,169	301,582

Operating expenses:(1)
Research and development	23,364	35,008	55,485
Sales and marketing	58,562	76,933	92,198
General and administrative	40,683	60,710	73,491

Total operating expenses	122,609	172,651	221,174

Operating income	65,630	68,518	80,408
Other income (expense), net	1,722	(17,104)	(22,939)

Income before income taxes and loss from investment in equity affiliate	67,352	51,414	57,469
Income tax (provision) benefit	(9,394)	49,260	(11,141)
Loss from investment in equity affiliate	(46)	(242)	(511)

Net income	57,912	100,432	45,817

Other operating metrics:
Adjusted net income(2) (unaudited)	66,246	56,508	76,169

Net cash provided by operating activities	87,911	82,911	119,306

Net cash used in investing activities	(15,340)	(69,544)	(30,242)

Net cash used in financing activities	(54,367)	(15,329)	(100,325)

Unlevered free cash flow (3) (unaudited)	$76,196	$89,558	$115,830

(1)	We have recognized employee share-based compensation in the consolidated statements of comprehensive income as follows:

	Year ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Cost of revenue	$61	$21	$—
Research and development	1,008	1,116	1,652
Sales and marketing	2,049	949	2,036
General and administrative	3,655	4,310	12,495

Total share-based compensation expense	$6,773	$6,396	$16,183

(2)	Adjusted net income is defined as net income for the period, adding back: share-based payments; acquisition-related intangible asset amortization expense; benefit (provision) for income taxes and deducting from adjusted profit before taxes the impact of a normalized tax rate of 14% based on the effective tax rates of the relevant jurisdictions for the applicable adjustments; charges associated with the rationalization of the Company’s global operations in 2012; and settlement of pre-existing relationships with a reseller on acquisition in 2011. For a reconciliation of adjusted net income to net income, the most comparable U.S. GAAP measure, see “—Non-U.S. GAAP Measures—Adjusted net income”.
(3)	Unlevered free cash flow is defined as net cash provided by operating activities less capital expenditures (which we define as being made up of payments for property and equipment and intangible assets) less interest income (expense), net of taxes and an adjustment for one-off items. One-off cash adjustments in 2012 represent $0.4 million of cash paid in respect of our global operations optimization program. In 2011 we recorded an adjustment of $3.2 million net of taxes for the settlement of pre-existing relationships as a result of the acquisition of a reseller. For a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP financial measure, see “—Non-U.S. GAAP Measures—Free cash flow.”

	For the year ended or as of December 31,
	2010	2011	2012
	(unaudited)
User metrics:
Active users (in millions)	98	108	146
Subscription users (in millions)	12	15	15
Revenue per average active user	$2.21	$2.65	$2.80

The following table presents our consolidated results of operations for the periods indicated as a percentage of total revenue. Percentages from certain line items do not sum to the subtotal or total line items due to rounding. The period-to-period comparisons of results are not necessarily indicative of results for future periods.

	Year ended December 31,
	2010	2011	2012
Consolidated Statement of Comprehensive Income data:
Revenue:
Subscription	76.8%	64.5%	55.3%
Platform-derived	23.2%	35.5%	44.7%

Total revenue	100.0%	100.0%	100.0%

Cost of revenue:
Subscription	12.3%	8.6%	7.6%
Platform-derived	1.1%	2.9%	7.7%

Total cost of revenue	13.3%	11.5%	15.3%

Gross profit	86.7%	88.5%	84.7%

Operating expenses:
Research and development	10.8%	12.9%	15.6%
Sales and marketing	27.0%	28.2%	25.9%
General and administrative	18.7%	22.3%	20.6%

Total operating expenses	56.4%	63.4%	62.1%

Operating income	30.2%	25.2%	22.6%
Other income (expense), net	0.8%	(6.3)%	(6.4)%

Income before income taxes and loss from investment in equity affiliate	31.0%	18.9%	16.1%
Income tax (provision) benefit	(4.3)%	18.1%	(3.1)%
Loss from investment in equity affiliate	—%	(0.1)%	(0.1)%

Net income	26.7%	36.9%	12.9%

Years ended December 31, 2010, 2011 and 2012

Revenue

	Year ended December 31,			Change 2010 vs. 2011		Change 2011 vs. 2012
	2010	2011	2012	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages, user data and per user data)
Subscription revenue	$166,904	$175,654	$196,858	$8,750	5.2%	$21,204	12.1%
Percentage of total revenue	76.8%	64.5%	55.3%
Platform-derived revenue	$50,314	$96,738	$159,108	$46,424	92.3%	$62,370	64.5%
Percentage of total revenue	23.2%	34.5%	44.7%
Total revenue	$217,218	$272,392	$355,966	$55,174	25.4%	$83,574	30.7%
Average active users (in millions)(unaudited)	98	103	127		5.1%		23.3%
Revenue per average active user (unaudited)	$2.21	$2.65	$2.80	$0.44	19.9%	$0.15	5.8%

The increase in subscription revenue in 2012 compared to 2011 was primarily attributable to increased renewals, revenue from which increased by 24% to $82 million. First purchases increased by $5 million, where we saw strong growth in revenue attributable to PC optimization, partially offset by lower security first purchases primarily in the small and medium sized business sector. The increased renewal level was assisted by the impact of auto-renewal, which has been adopted by the majority of online purchasers. We believe that our subscription revenue growth will be sustainable and may accelerate in 2013 due to the multiple product strategy we started to implement during 2012, which involves expanding our platform beyond internet security to include a variety of other products and online services. Our goals in implementing this strategy include up-selling or cross-selling our various products to our user base, expanding our user base and driving greater user engagement, which could increase monetization of our user base. However, we are only at the early stages of implementing this strategy and there can be no assurance that we will succeed.

The increase in subscription revenue in 2011 compared to 2010 was primarily attributable to an increase in renewal revenue, which increased subscription revenue from renewing users from $53 million to $66 million. These renewal increases were partially offset by a decrease in sales to first-time subscription users, which reduced subscription revenue from first-time users from $114 million to $109 million, and negative pricing pressure on our premium products.

The increase in platform-derived revenue in 2012 compared to 2011 was primarily attributable to the overperformance in our plan to distribute our dynamic secure search solution through third parties. In addition we generated growth in our traditional platform-derived distribution to our own user base, and generated increased numbers of searches, up by approximately 80% year-over-year.

The increase in platform-derived revenue in 2011 compared to 2010 was primarily due to increased monetization from our dynamic secure search solution. This increase was driven by our transition from Yahoo! to Google as our primary search provider for all users, which we successfully completed in May 2011, and product improvements driving increased numbers of searches.

The increases in revenue per average active user in 2012 compared to 2011 and in 2011 compared to 2010 were driven by the same factors that drove the increases in subscription revenue and platform-derived revenue discussed above, with the exception that our accelerated growth in our Mobile active user base, attributable to our successful acquisition strategy during 2012, has offset the monetization success we have generated in other areas of our business. Excluding mobile active users and revenue, our revenue per average active user would have grown by 18% from $2.76 in 2011 to $3.27 in 2012.

Cost of revenue

	Year ended December 31,			Change 2010 vs. 2011		Change 2011 vs. 2012
	2010	2011	2012	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Cost of revenue	$28,979	$31,223	$54,384	$2,244	7.7%	$23,161	74.2%
Percentage of total revenue	13.3%	11.5%	15.3%

The increase in the cost of revenue in 2012 compared to 2011 primarily reflects our accelerated distribution of our dynamic secure search solution through third parties to whom we paid related traffic-acquisition costs and increased search provider fees, as well as an increase in subscription related costs in line with the growth in subscription revenues. We recorded an increase of $2 million in respect of amortization costs of acquired technologies. In 2012 we benefitted from a $4 million cost saving in our search platform costs due to the 2011 acquisition of our search technology partner, iMedix.

On the subscription side of our business we have maintained our gross margin in line with the levels of 2011. We anticipate that our further expansion of our search distribution business will increase our cost of revenue in future periods and we estimate that these costs may constitute up to 20% of platform-derived revenues.

The increase in the cost of revenue in 2011 compared to 2010 reflects increased bookings offset by ongoing cost optimization with current providers. Payments to third parties for using their intellectual property increased 86% ($5 million) year over year primarily due to our toolbar provider costs increasing during the period, which was mitigated due to the purchase of a search technology partner, iMedix, during 2011.

We also continued to optimize our customer services costs, which decreased by 13% year over year to $8 million, as we transitioned to a new customer services provider. We also reduced transaction processing fees for our electronic distribution by 22% during the period as we reduced our reliance on third-party providers.

Our gross profit margins declined by 4 percentage points during 2012 (from 88.5% to 84.7%), as compared to the margin expansion achieved in 2011. This 2012 contraction is primarily attributable to the expansion of our third party search distribution business. As we continue to invest in developing this business we can expect a further decline in our gross margin. In addition we anticipate that we will undertake more agreements to sell third-party products in the future and the success of these product sales may cause this margin to decline in future years.

Research and development

	Year ended December 31,			Change 2010 vs. 2011		Change 2011 vs. 2012
	2010	2011	2012	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Research and development	$23,364	$35,008	$55,485	$11,644	49.8%	$20,477	58,5%
Percentage of total revenue	10.8%	12.9%	15.6%

The increase in research and development expenses in 2012 compared to 2011 was primarily the result of investments to support strategic initiatives driving future top-line growth through our multi-product strategy. The year-over-year cost increase included $12 million of incremental costs attributable to the research and development activities in our TuneUp operation, supporting the development of our platform product portfolio, our mobile solutions, and CloudCare small business solutions and investing in our innovation center in Amsterdam. We also recorded incremental contingent consideration charges of $4 million in 2012 in relation to our acquisition of the iMedix search team and OpenInstall. In addition we incurred $2 million of incremental costs related to share-based compensation, acquisition amortization and one-off costs.

The increase in research and development expenses in 2011 compared to 2010 was primarily the result of research and development headcount with the acquisition of the mobile platform company, Droid, and our acquisition of the iMedix search team. We also grew our product management team organically to allow us to support our multi-product strategy with the addition of TuneUp software and investments in online back-up and mobile solutions.

As we continue to expand our activities in research and development, we anticipate research and development headcount will continue to increase with the associated increase in costs. We expect to increase our research and development expense on a dollar basis, and plan to maintain it at 15% of revenues. This principally reflects our continued investment in development of our mobile and platform solutions.

Sales and marketing

	Year ended December 31,			Change 2010 vs. 2011		Change 2011 vs. 2012
	2010	2011	2012	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Sales and marketing	$58,562	$76,933	$92,198	$18,371	31.4%	$15,265	19.8%
Percentage of total revenue	27.0%	28.2%	25.9%

The increase in sales and marketing expenses in 2012 compared to 2011 reflected the successful execution of our strategic and acquisitive growth plan during 2012. The year-over-year cost increase included $10 million of incremental costs attributable to the ongoing operations of our TuneUp acquisition completed during 2011. We incurred $6 million of further incremental costs supporting the sales and marketing efforts associated with our search distribution, mobile solutions and CloudCare small business solution. In addition we incurred $3 million in incremental operating expenses associated with updating our eCommerce, content management, order processing and analytics platform. Further we incurred $5 million of incremental costs in share-based compensation, acquisition amortization and one-off costs. These increases have been partially offset by an optimization of costs supporting our reseller network as well as savings from adopting a carefully targeted approach to our central brand costs in 2012.

Notwithstanding the investments in new initiatives to drive top line growth and market share, we have achieved margin expansion during 2012, with sales and marketing costs decreasing by approximately 2 percentage points year over year. Sales and marketing expenses are expected to increase as a percentage of revenue in 2013 as a result of continuous investment in our search platform and as we start to monetize on mobile product offerings after reflecting the rationalization and optimization of our sales and marketing operations in 2012 and early 2013.

The increase in sales and marketing expenses in 2011 compared to 2010 was due to an increase in marketing spend of $13 million and additional payroll costs of $5 million from growth in sales and marketing headcount. The increased marketing spend reflects our commitment to both brand advertising and specific online advertising campaigns as well as the Company’s move from a single to a multi-product portfolio and new initiatives particularly in the PC optimization, mobile and search distribution areas.

General and administration

	Year ended December 31,			Change 2010 vs. 2011		Change 2011 vs. 2012
	2010	2011	2012	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
General and administration	$40,683	$60,710	$73,491	$20,027	49.2%	$12,781	21.1%
Percentage of total revenue	18.7%	22.3%	20.6%

The increase in general and administration expenses in 2012 compared to 2011 comprised $8 million of incremental share-based compensation expenses and a $5 million, or 10%, increase in other costs. The incremental share-based compensation costs included $6 million additional costs in relation to shares issuable to the former TuneUp founders, with a cost for the year-ended December 31, 2012 of $9 million compared to $3 million in the prior year. Of this increase $3 million related to a modification to the original agreement with the former owners entered into in December 2012, and the subsequent resignation of one of the founders. The increase in other costs was primarily attributable increased legal fees of $3 million, including the cost of protecting and defending our patent portfolio, as well as incremental depreciation and amortization costs of $1 million. While we have incurred expenses in 2012 related to our public reporting requirements and controls procedure assessments totaling $3 million, these were largely comparable with 2011 costs incurred in preparation for our IPO. Similarly while we have absorbed the incremental general and administration function costs attributable to the operations we acquired during 2011 and 2012, this has been offset by savings in professional and other fees incurred in bringing these investment opportunities to fruition.

The increase in general and administration expenses in 2011 compared to 2010 was due primarily to two factors. Payroll expenses increased by $8 million as we continued to strengthen the management team and added key personnel in the United States, the Netherlands, Germany and other locations. We also incurred significant expenditures including those related to our conversion to U.S. GAAP, controls procedure assessments, implementation related to our IPO and future public reporting as a U.S. listed company. General and administrative expenses further included significant acquisition-related transaction costs from the various acquisitions we concluded in 2011.

On October 31, 2011, we acquired one of our resellers, a German reseller of AVG products in Germany, Austria and Switzerland, or AVG DACH, for approximately $9.1 million in cash. The payment of $9.1 million that we made to acquire AVG DACH was split into (i) an amount attributable to settling pre-existing relationships, including settling disputes with the former owners of the acquiree and (ii) an amount attributable to consideration for the transaction. The amount attributable to settling pre-existing relationships, including settling disputes with the former owners of the acquiree, was determined at $3.7 million and was included as a charge to general and administration expense in 2011.

We expect that general and administrative expenses will decline in 2013 on a percentage of revenue basis.

Other income (expense), net

	Year ended December 31,			Change 2010 vs. 2011		Change 2011 vs. 2012
	2010	2011	2012	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Other income (expense), net	$1,722	$(17,104)	$(22,939)	$(18,826)	NM	$(5,835)	34.1%
Percentage of total revenue	0.8%	(6.3)%	(6.4)%

NM—Not meaningful.

Other income decreased by $5.8 million in 2012 as compared to 2011, primarily due to the aggregated cost of interest on our outstanding term loan and amortization of finance cost and loan discount increasing by 28% year over year to $20.9 million. In addition, we had foreign exchange losses of $2.1 million in the period compared to a $0.1 million gain in the prior period, mainly due to adverse movements in the Czech crown and euro. The functional currencies of our operating subsidiaries in the Czech Republic and Germany are respectively the Czech crown and euro. Changes in those subsidiaries’ assets and liabilities denominated in other currencies that are due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. The majority of foreign currency denominated assets in this subsidiary are in U.S. dollars, and we typically do not utilize hedge instruments to cover exposure which may arise as a result of balance sheet accounting exposure. The same applies to certain other subsidiaries in other jurisdictions, such as the United Kingdom, although to a lesser extent.

Other income in 2011 decreased by $18.8 million over 2010 mainly due to an increase in interest costs of $16.5 million (including amortization of financing costs and loan discount) due to outstanding borrowings under our term loan facility entered into in the first quarter of 2011. In addition, we had foreign exchange losses of $(0.1) million in 2011 compared to a $2.2 million gain in 2010.

We anticipate significant savings in interest expense in 2013 due to our term loan liabilities decreasing by $128.2 million during 2012, including additional voluntary repayments of $96.0 million during the second half of 2012.

As a result of all the above factors, our income before income taxes and loss from investment in equity affiliate, as a percentage of total revenue, for each of 2010, 2011 and 2012 was 31.0%, 18.9% and 16.1% respectively.

Provision for income taxes and loss from investment in affiliate

	Year ended December 31,			Change 2010 vs. 2011		Change 2011 vs. 2012
	2010	2011	2012	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Benefit (Provision) for income taxes	$(9,394)	$49,260	$(11,141)	$58,654	NM	$(60,401)	NM
Percentage of total revenue	(4.3)%	18.1%	(3.1)%
Loss from investment in equity affiliate	(46)	$(242)	$(511)	$(196)	NM	$(269)	NM
Percentage of total revenue	—	(0.1)%	(0.1)%

NM—Not meaningful.

The statutory rate of tax on income in the Netherlands is 25%. A substantial proportion of our income is generated in jurisdictions with lower tax rates. In particular, incomes from our web distribution channel are recognized in Cyprus, which has a tax rate of 10%, and our Czech entity has a tax rate of 19%. In addition, we benefit from the innovation tax regime with respect to income generated in the Netherlands.

Our effective tax rate was 19.4% in 2012, (96.3%) in 2011 and 13.9% in 2010. The 2011 effective tax rate was (96.3%) due to a tax benefit recognition of $49.3 million. The tax benefit was largely a result of a group reorganization identified more fully above under “Key Factors Affecting Our Performance—Effective tax rate.” We transferred intellectual property to an entity in the Netherlands as part of that group reorganization, which was cleared with the Dutch tax authorities and resulted in significant tax advantage. This gave rise to a deferred tax asset of $56.3 million, which led to a tax credit in June 2011. We expect that our cash tax rate will be lower over the following years as a result of the 2011 change.

Net income

	Year ended December 31,			Change 2010 vs. 2011		Change 2011 vs. 2012
	2010	2011	2012	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Net income	$57,912	$100,432	$45,817	$42,520	73.4%	$(54,615)	(54.4)%
Percentage of total revenue	26.7%	36.9%	12.9%

The volatility in the net income relates in significant part to the recognition of a tax benefit in 2011, due to our group reorganization identified more fully under “Key Factors Affecting Our Performance—Effective tax rate”.

For comparison purpose, the “Income before income taxes and loss from investment in equity affiliate” was $67.4 million in 2010, $51.4 million in 2011 and $57.5 million in 2012.

The increase of income before income taxes and loss from investment in equity affiliate in 2012 compared to 2011 amounts to $6.1 million. We generated additional operating income of $11.9 million, which was net of the impact of our investments in strategic growth initiatives and our acquisitions from late 2011 onwards (including TuneUp, Bsecure, OpenInstall and Avalanche, third party distribution of our toolbar, and the development of our Mobile and CloudCare small business solutions, as well as the investment in the overhaul of our ecommerce platform). The increase in operating income was negatively affected due to the extra costs of the acquisitions (increased share-based compensation ($9.8 million), increased acquisition amortization ($3.7 million) and increased earn-out costs ($2.1 million)) and the net impact of the charges in relation to our global operations optimization program ($5.1 million). The increased costs were partly offset by the $3.7 million cost recognized in 2011 attributable to settling pre-existing relationships with our acquired reseller based in Germany.

We incurred additional other expenses of $5.8 million, primarily due to the aggregated cost of interest on our outstanding term loan and amortization of finance cost and loan discount.

The decrease of income before income taxes and loss from investment in equity affiliate in 2011 compared to 2010 amounts to $16.0 million. This decrease was due to increased headcount, increased investment in new products and initiatives, including marketing spend, intended to drive long-term growth, increased general and administrative expenses including an acquisition adjustment for our German reseller, acquisition-related transaction costs, certain professional costs including those related to our conversion to U.S. GAAP and control procedure assessments and implementation related to our IPO and future public reporting as a U.S. listed company, and interest costs. Also, our net income in 2011 was adversely affected by the impact of acquisition accounting for TuneUp.

B. LIQUIDITY AND CAPITAL RESOURCES

To date, our working capital has been principally generated by operations. As of December 31, 2012, we had $97.2 million of debt and cash and cash equivalents of $51.9 million, excluding $0.5 million restricted cash.

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

On March 15, 2011, we entered into a $235 million term loan facility with a syndicate of various banks and other financial institutions as lenders. We entered into the term loan facility in order to return capital to our shareholders through the payment of a distribution and provide ourselves with additional funds and liquidity. We paid a distribution of $183.4 million with a portion of the proceeds of the loan to all of our shareholders, on a pro rata basis. In addition to the initial term loan, we may also borrow up to $100 million under one or more additional loans under the same facility with the approval of the lenders and compliance with covenants. An affiliate of J.P. Morgan Securities LLC is the administrative agent and an affiliate of Morgan Stanley & Co. LLC is the syndication agent. At our option, amounts under the term loan and incremental term loans, if any, will bear an interest rate of either (i) the euro-dollar rate plus 6.00% and certain costs (as defined in the term loan facility) or (ii) an alternate base rate (described below) plus 5.00%. The euro-dollar rate is the greater of (a) 1.50% and (b) the rate obtained by dividing (x) LIBOR for such interest period, by (y) a percentage equal to (i) 100% minus (ii) euro currency reserve requirements for such interest period. The alternate base rate is the greater of (i) the prime rate (as defined in the term loan facility), (ii) the federal funds effective rate plus 0.50%, and (iii) the euro-dollar rate plus 1.00% and (iv) 2.50%. The term loan facility matures on March 15, 2016.

As of December 31, 2011, we had $235.0 million aggregate principal amount borrowed under the term loan facility and the interest rate on the outstanding amount was 7.5%. During 2012, we repaid $134.1 million of the principal, of which $96.0 million constitutes of voluntary repayments. The outstanding principal amount under the term loan facility at December 31, 2012 was $100.9 million.

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

	Year ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$87,911	$82,911	$119,306
Net cash used in investing activities	(15,340)	(69,544)	(30,242)
Net cash used in financing activities	(54,367)	(15,329)	(100,325)
Effect of exchange rate fluctuations on cash and cash equivalents	(2,769)	(444)	2,411

Change in cash and cash equivalents	$15,435	$(2,406)	$(8,850)

Operating activities

In 2012, net cash flow provided by operating activities was $119.3 million, including our profit for the period of $45.8 million and adjustments of $(34.9) million before movements in working capital. Cash inflows included an increase in deferred revenue of $27.7 million reflecting an increase in our subscription product sales.

In 2011, net cash flow provided by operating activities was $82.9 million, including our profit for the year of $100.4 million and an increase in our deferred tax asset of $(56.3) million and adjustments of $(34.9) million before movements in working capital. Cash inflows in 2011 included an increase in deferred revenue of $15.0 million, reflecting an increase in our rate of growth of product sales.

In 2010, net cash flow provided by operating activities was $87.9 million, including our profit for the year of $57.9 million and adjustments of $13.1 million before movements in working capital. Cash inflows included an increase in deferred revenue of only $7.5 million compared to $20.5 million in the prior year, mainly reflecting a change from selling two-year licenses to one-year licenses.

Investing activities

Cash used in investing activities in 2012 was $30.2 million. Capital expenditures were $17.9 million for increased capital equipment to continue to support the infrastructure requirements of our growing business. We also spent $11.9 million acquiring OpenInstall (a user management and information platform), Crossloop (a cloud care related software company) and the business of Avalanche (our Australian reseller).

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

In 2011, we also consummated a unit purchase agreement with Scene (a provider of broadband speed testing and web based network diagnostic applications), pursuant to which AVG acquired a 15% interest in Scene for a cash consideration of $9.8 million.

Cash used in investing activities in 2010 was $15.3 million consisting primarily of capital expenditures for development and capital equipment to support our business development.

Financing activities

Cash used in financing activities in 2012 was $100.3 million consisting primarily of the repayment of the principal of the term loan of $134.1 million and the proceeds from issuance of ordinary shares at AVG’s IPO of $55.7 million, net of IPO costs of $8.3 million. We used $15.3 million for the payment of contingent and deferred purchase consideration relating to the prior acquisitions TuneUp Software, BeSecure, AVG Mobile, iMedix and OpenInstall.

Cash used in financing activities in 2011 was $15.3 million consisting primarily of the receipt of the loan and the distributions associated with that loan, as well as additional dividends resulting in total dividends paid of $229.9 million during 2011.

Cash used in financing activities in 2010 was $54.4 million consisting primarily of $47.2 million of distributions paid to our shareholders.

Capital expenditure and other investments

Our net capital expenditure in 2010, 2011 and 2012 amounted to approximately $11.7 million, $11.4 million and $17.9 million, respectively. We have historically incurred capital expenditure costs in relation to the acquisition of technology and the development of our Internet security solutions. We expect to continue to invest in technology acquisitions and information technology infrastructure through 2013 and thereafter and may spend a significant amount of cash on acquisitions and the further development of our solutions. To date, we have been able to finance all of our investments and capital expenditures out of cash generated from operations.

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

We believe the following to be critical accounting policies because they are important to the portrayal of our financial condition or results of operations and they require critical management estimates and judgments about matters that are uncertain:

•	goodwill impairment;

•	impairment of long-lived assets;

•	revenue recognition;

•	research and development costs;

•	loss contingencies;

•	share-based compensation; and

•	income taxes.

Goodwill impairment

Goodwill represents the excess of the purchase price in a business combination over the fair value of tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is tested for impairment at the reporting unit level (the Company operates in one operating segment and this segment comprises its only reporting unit) on an annual basis in the fourth quarter and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

For 2010, the Company performed the two-step annual impairment test and no impairment losses were identified. In 2011, the Company adopted the guidance in ASU No. 2011-08, “Intangibles, Goodwill and Other (Topic 350), Testing Goodwill for Impairment” for its annual goodwill impairment test that was conducted as of October 1. In performing the 2011 and 2012 goodwill impairment tests, the Company assessed relevant qualitative factors to determine whether it is more likely than not that the fair value of its one reporting unit is less than its carrying amount. The qualitative factors AVG considered included, but were not limited to, general economic conditions, outlook for the software industry, the Company’s recent and forecasted financial performance and the fair value of the Company’s shares. After considering such factors, the Company concluded it is not more likely than not that the fair value of its reporting unit is less than its carrying amount and thus did not perform the two-step impairment test.

Impairment of long-lived assets

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

Based on the 2012 analysis performed, we recognized impairments of approximately $1.3 million at our subsidiaries in Germany, China and Hong Kong, which are closed in the first quarter of 2013.

Revenue recognition

The Company’s revenue, which is presented net of sales taxes and other similar assessments, is derived from the following sources: (i) subscription revenue, which principally consists of revenue from term-based and perpetual software license agreements, bundled with maintenance and support; and (ii) platform-derived revenues. The Company applies software revenue recognition guidance to all transactions except where no software is involved.

Subscription revenues are in most circumstances deferred and recognized over the license term, or, for perpetual licenses, over the expected term for providing maintenance and support services. In general revenue is deferred over periods of one to two years, depending on the product concerned. Revenue is reduced for estimates of sales incentives and sales returns. The deferral of revenue in this way has a substantial influence on our reported results and on our balance sheet; as at December 31, 2012 there was $181 million in deferred revenues recorded in our consolidated balance sheet compared with $151 million at December 31, 2011.

Platform-derived revenues are principally generated from agreements with search partners based on a portion of the revenue they generate from advertising and are recognized in the month that the advertising services are provided.

Other platform-derived revenues are generated from fees from collaborative arrangements with third parties, which are recognized based on the fees earned in the period concerned, typically based on the number of active clients with the installed third party content or functionality multiplied by the applicable client fee.

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

Income tax

The income tax expense for the period comprises current and deferred tax. Income tax is recognized in the consolidated statements of comprehensive income, except to the extent it relates to items recognized in other comprehensive income or directly in equity. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards in each jurisdiction in which the Company operates. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

Our innovation department is based in Amsterdam, the Netherlands. The focus of this group is to continuously develop, enhance and integrate new intellectual property in relation to the group’s current and future product portfolio. In driving and coordinating our growing product portfolio, the Amsterdam innovation team forms a key part of our software innovation strategy. In addition, our Amsterdam innovation group provides strategic direction to the further innovation and improvement of the product portfolio of the group.

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

Our research and development department is based in Brno, Czech Republic and various locations in the United States, including the San Francisco Bay Area. We also have a mobile security expertise center in Israel which plays a key role in our strategy of protecting our users across various Internet-enabled devices. In addition to conducting our own research and development, we engage contractors in various locations for specific projects. Our research and development expenses were $23.4 million, $35.0 million and $55.5 million, respectively, for the years ended December 31, 2010, 2011 and 2012.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary and intellectual property rights. These laws, procedures and restrictions provide only limited protection. As of March 1, 2013, we own seven U.S. patents and five foreign patents (in South Africa, Russia, Japan, Australia and Singapore) and had filed several pending patent applications in various jurisdictions, including the United States, the European Patent Organization, Canada and Russia, and under the Patent Cooperation Treaty, but no patents may issue with respect to our current patent applications in a manner that gives us the protection that we seek or at all. Any patents issued to us now or in the future may be challenged, invalidated or circumvented, may not provide sufficiently broad protection and/or may not prove to be enforceable in actions against alleged infringers.

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

D. TREND INFORMATION

Trend information is included throughout the other sections of this Item 5. In addition, we expect our operating results to continue to fluctuate in future quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2010, 2011 and 2012.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2012, we did not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2012 :

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Long-term debt, including current portion	$100,863	$12,226	$88,637	$—	$—
Operating lease obligations	22,273	6,739	10,052	2,248	3,234
Acquisition earn-outs	15,148	9,910	5,238	—	—
Purchase obligations	358	351	7	—	—

Total	$138,642	$29,226	$103,934	$2,248	$3,234

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

All forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties. Forward-looking statements in this annual report include, but are not limited to, statements about:

•	changes in international or national banking and tax regulations and related proposals;

•	changes in the Company’s growth strategies;

•	changes in our future prospects, business development, results of operations and financial condition;

•	changes to the online and computer threat environment and the endpoint security industry;

•	competition from local and international companies, new entrants in the market and changes to the competitive landscape;

•	the adoption of new, or changes to existing, laws and regulations;

•	flaws in the assumptions underlying the calculation of the number of our active users;

•	potential effects of changes in the applicable search guidelines of our search partners;

•	the termination of or changes to our relationships with our partners, including Google, and other third parties;

•	changes in our and our partners’ responses to privacy concerns;

•	our ability to successfully diversify our portfolio of search partners;

•	our plans to launch new products and online services and monetize our full user base;

•	our ability to attract and retain active and subscription users;

•	our ability to retain key personnel and attract new talent;

•	our ability to adequately protect our intellectual property;

•	flaws in our internal controls or IT systems;

•	our geographic expansion plans;

•	the anticipated costs and benefits of our acquisitions;

•	the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights;

•	our legal and regulatory compliance efforts; and

•	worldwide economic conditions and their impact on demand for our products and services.

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

A. DIRECTORS AND SENIOR MANAGEMENT

Board Structure

We have a two-tier board structure consisting of our management board (“raad van bestuur”) and a separate supervisory board (“raad van commissarissen”).

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

Our supervisory board is currently composed of the following members, of whom Messrs. Eichler, Fuller, Haars, and Tenwick are independent under applicable NYSE standards:

Name	Position	Age	Date of appointment	Termination date
Dale L. Fuller	Member of the Supervisory Board (Chairman)	54	March 4, 2009	2014
Rafal W. Bator	Member of the Supervisory Board	41	November 24, 2005	2013
Gabriel Eichler	Member of the Supervisory Board	63	November 24, 2005	2014
Jan G. Haars	Member of the Supervisory Board	61	August 10, 2011	2015
Jonathan W. Meeks	Member of the Supervisory Board	40	October 1, 2009	2015
Dariusz R. Prończuk	Member of the Supervisory Board	51	November 24, 2005	2014
Colin Tenwick	Member of the Supervisory Board	53	October 14, 2011	2013

Mr. Eichler, who was a non-independent member at the beginning of 2012, became an independent member as of October 25, 2012.

Dale L. Fuller has served as chairman of our supervisory board since 2009. Since 2008, Mr. Fuller has served as a director of moka5, Inc., MobiSocial, Inc. WebGistix Corporation and was a director of Zoran Corporation, Guidance Software, Inc., Krugle, Inc, McAfee, Inc., Phoenix Technologies Limited and Quest Aircraft Company, LLC. He served as president, chief executive officer and chief financial officer of moka5 from 2008 to 2013, as interim chief executive officer and president of McAfee, Inc. from 2006 until 2007 and as chief executive officer and president of Borland Software Corporation from 1999 to 2005. In an earlier part of his career, he founded the Internet community site WhoWhere, Inc., later acquired by Lycos, Inc. As a start-up company CEO, Mr. Fuller led the expansion of several domain sites, including angelfire.com and Mailcity.com. Mr. Fuller holds an honorary doctorate from St. Petersburg State University.

Rafal W. Bator joined Enterprise Investors Corporation in 2002 and has served as a partner since 2006 and director since 2009. Enterprise Investors has raised a series of investment funds since 1990, most recently Polish Enterprise Fund VII. At Enterprise Investors, Mr. Bator leads the venture capital team and specializes in IT investments, including investments in AVG Technologies and Siveco Romania. He is also a manager of PEF V Information Technology II Sàrl, or PEF Sàrl, a committee member of BLStream, AS Nortal, It Works and PBKM, a non-executive director of Siveco, and president of Enterprise Venture Partners I GP Ltd. From 2009 to 2011, Mr. Bator served as a director of R&C Union S.A. and in 2006 he served as a director of AB S.A. Prior to joining Enterprise Investors, Mr. Bator worked for Prokom Software S.A., Optimus S.A. and Price Waterhouse (now PricewaterhouseCoopers LLP). Mr. Bator is a graduate of the Wroclaw University of Technology with a degree in Software Engineering and holds a Master’s degree in economics from the Academy of Economics in Wroclaw.

Gabriel Eichler is the senior partner of Benson Oak s.r.o, which he founded in 1991, a private equity firm operating in central Europe with a focus on the Czech Republic and Slovakia. He served as chairman of our supervisory board from 2005 to 2007. His previous executive positions include: chairman, president and chief executive officer of VSŽ, a.s., a steel company acquired by United States Steel Corporation; vice chairman and chief financial officer of ČEZ, a.s., the Czech power company; partner and executive vice president at CEDC, a U.S.-based private equity group; chief international economist of Bank of America National Trust and Savings Association, responsible for risk assessment of more than 100 countries, and regional general manager for Bank of America in Paris, Vienna and Frankfurt. In non-executive positions he serves as chairman of the supervisory board of BO Chemie B.V., and previously served as vice chairman of the supervisory board of Československá

obchodní banka, a.s., as a member of the supervisory boards of Slovenská Sporitel’na, a.s. and Česká Pojišt’ovna, a.s., as a director of Ness Technologies Inc., and the EastWest Institute. In the early 1990s he advised the Czechoslovak government on economic transformation. Mr. Eichler holds a B.A. in economics from Brandeis University and a M.A. degree in International Relations from The University of Chicago and performed postgraduate work in economics at the University of Toronto.

Jan G. Haars is a member of the supervisory board of Delta Lloyd N.V., the chairman of the supervisory board of Rabobank Amsterdam and the chairman of the national ballet foundation. Mr. Haars previously served as a member of the supervisory board of AFC Ajax N.V. and as an associate partner of Catalyst Advisors B.V. until 2012, as chief financial officer of Corio N.V., a real estate investment company, from 2007 to 2010, as Corio’s interim chief financial officer from 2006 to 2007, and as chief financial officer of TNT N.V., a global logistics company that has since split into TNT Express N.V. and PostNL N.V., from 2002 to 2006. He previously held leadership positions at Unilever N.V., Rabobank Nederland, Royal Boskalis Westminster and Thyssen Bornemisza Group, Inc. Mr. Haars holds a MSc from the University of Twente in applied mathematics and has also completed executive programs at Stanford University, INSEAD, IMD and the City University Business School.

Jonathan W. Meeks has served as a managing director at TA Associates, L.P. since 2006, where he focuses on recapitalizations and management buyouts of technology growth companies. He joined TA Associates in 1997 and served as vice president from 2000 to 2003 and as principal from 2003 to 2006. Previously, Mr. Meeks was a financial analyst in the Information Services Group at Robertson, Stephens & Co., LLC. He is a director of Amann Girrbach AG, Online Printers GmbH, Bigpoint GmbH, Fotolia LLC and Radialpoint, Inc. He was a director at eCircle Ltd, GlobeOp Financial Services S.A., SmartStream Technologies Ltd., Lava Trading Inc., Creditex, Inc., OpenLink Financial, Inc., Monotype Imaging, Inc. and numerous other companies. Mr. Meeks holds a B.S., with distinction, in mathematics from Yale University.

Dariusz R. Prończuk joined Enterprise Investors in 1993 and currently serves as a managing partner and as a member of the management board. Enterprise Investors has raised a series of investment funds since 1990, most recently Polish Enterprise Fund VII. He specializes primarily in the financial services, IT and construction sectors and is responsible for the firm’s operations in the Czech Republic. Mr. Prończuk is a member of the supervisory board of Kofola S.A. and MedFinance, the chairman of the supervisory board of Kruk S.A., Magellan S.A. and Skarbiec Asset Management Holding S.A., member of the management board of Netrisk.hu Elso Online Biztositasi Alkusz Kft., DBMM Investment Holdings Ltd, Enterprise Investors Corporation, Polish Enterprise Investors VI GP Ltd, Enterprise Venture Partners I GP Ltd, Enterprise Investors Sp. Z o.o and Polish Enterprise Investors VII GP Ltd, and chairman of the management board of SC Macon S.A. Prior to joining Enterprise Investors, Mr. Prończuk worked in consulting and was vice president of the investment bank Hejka Michna, Inc. He graduated from the International Trade Faculty of the Warsaw School of Economics with a Master’s degree in economics.

Colin Tenwick is the chief executive officer of Livebookings Holdings Ltd, Chairman of Control Circle Ltd and CT Partnership Ltd. He is a previous member of the board of auFeminin.com. Mr. Tenwick served from 2001 to 2010 as chief executive officer of StepStone ASA, a global human capital management company which was acquired by Axel Springer AG in 2009. Before his tenure at StepStone, Mr. Tenwick held leadership positions at Red Hat, Sybase and Ingres. Mr. Tenwick holds a BA from the University of Brighton in business studies.

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

Our management board is currently composed of J.R. Smith and John Little.

Name	Position	Age	Date of appointment	Termination date
J.R. Smith	Chief Executive Officer; Managing Director	49	July 21, 2008	2015
John Little	Chief Financial Officer; Managing Director	47	June 16, 2008	2014

J.R. Smith has served as our chief executive officer since 2007 and as a managing director of our management board since 2008. Prior to joining us, Mr. Smith served as chief executive officer of United Kingdom-based Dot Mobile Limited, a mobile virtual network operator he cofounded in 2005 that partnered with Vodafone Group Plc to provide mobile services (voice/text/picture messaging/data, etc.) to students in the United Kingdom. His first European venture was TelecomSolutions Group, Inc., a pan-European network deployment and telecommunications software development company he founded in 1997 whose clients included Vodafone, Nextel, T-Mobile, Telefonica S.A., Nokia Corporation and Ericsson. Mr. Smith began his career with PNC, which evolved to become the publicly listed VoiceStream Wireless Corporation, later acquired by T-Mobile USA, Inc.

On March 7, 2013 our CEO Mr. Smith announced his planned resignation from the position of CEO and managing director of the management board. We expect that Mr. Smith will be nominated by the supervisory board as a member of the supervisory board and that such nomination will be approved by the general meeting of shareholders. Meanwhile, Mr. Smith will remain CEO of our Company until a successor is appointed as CEO. Day-to-day operations continue to be the responsibility of our chief operating officer, John Giamatteo, who has been in this role since 2011.

John Little has served as our chief financial officer and a managing director of our management board since 2008. Prior to joining us, Mr. Little was with MiNC Property Enterprises, a real estate investment company where he served as chief financial officer from 2002 to 2006 and as global head of investment from 2006 to 2007. From 2000 to 2002, Mr. Little served as chief financial officer at Wood & Co. Financial Services a.s., a regional stockbroking firm in Prague. Previously he served as group financial controller at Cazenove & Co., financial controller at Royal Bank of Scotland Group plc, and treasury services and audit manager at Deloitte & Touche LLP. Mr. Little is a member of the Institute of Chartered Accountants in England and Wales and holds a degree in history from Oxford University.

Rob Blasman resigned as a member of our management board on November 29, 2012, and his resignation as senior vice president, Finance and corporate controller was announced on December 4, 2012. For the time being Mr. Blasman remains as an employee ultimately until April 30, 2013 to facilitate the onboarding of Martin Wheatcroft as Mr. Blasman’s successor as senior vice president, Finance and group financial controller.

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

Name	Position	Age
Yuval Ben-Itzhak	Chief Technology Officer	42
R. David Ferguson	General Manager, consumer and mobile	52
John J. Giamatteo	Chief Operating Officer	46

Yuval Ben-Itzhak has served as our chief technology officer since 2010 and is responsible for the strategic and technical development of the AVG product line, as well as for developing key partnerships within the industry and identifying technologies offering potential for acquisition. He also served as our senior vice president, engineering from 2009 to 2010. Prior to joining us, Mr. Ben-Itzhak was chief technology officer of Finjan Software, Ltd. a web security company. Prior to that, Mr. Ben-Itzhak was chief technology officer of KaVaDo Inc., a web application security company he founded in 2000 that was acquired by Protegrity Corporation, and chief technology officer at Ness Technologies, Inc., a provider of end-to-end IT solutions and services. He holds a BSc. in Information Systems and Engineering, cum laude, from Ben-Gurion University, Israel.

R. David Ferguson has served as our general manager, consumer and mobile since February 2013 and is responsible for running our global, consumer business, including our mobile business. Prior to this, he served as chief web and customer officer from 2010 to February 2013, president and general manager, APAC, and general manager, China, from 2009 to 2010, where he built local teams and established our China presence, and as chief marketing officer from 2008 to 2009. Prior to joining us, Mr. Ferguson was chief strategy and marketing officer of Dot Mobile Limited from 2006 to 2008. Prior to that, he held a variety of positions at Bulldog Communications Limited (acquired by Cable & Wireless Plc), Telewest Plc (now Virgin Media Business Ltd), Ernst & Young LLP and CACI International Inc. He holds a B.A. in economics and philosophy from University College London, an MBA from the University of Strathclyde Business School and a Diploma from the Chartered Institute of Marketing.

John J. Giamatteo has served as our chief operating officer since 2011. Prior to joining us, Mr. Giamatteo served from 2010 to 2011 as chief operating officer of Solera Holdings, Inc., a network security company, from 2005 to 2010 in various position at RealNetworks, Inc., an internet media software company, rising to chief operating officer and from 1988 to 2005 in various positions at Nortel Network Corporation, a global telecommunications company, rising to President—Asia Pacific Region. He holds a BS in accounting and an MBA from St. John’s University.

Other Information

No family relationships exist among the members of our management board or supervisory board.

Mr. Prończuk and Mr. Bator are partners and board members at Enterprise Investors, which is the adviser to the parent company of PEF Sàrl, a major shareholder of the Company, and Mr. Meeks is a managing director at TA Associates, L.P., which is the ultimate General Partner of each investment fund managed by TA Associates Management L.P. Except as set forth above or disclosed under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” no member of our management board or supervisory board has a conflict of interest (actual or potential) between his private interests and his duties to us or any other duties.

B. COMPENSATION

Director Compensation

The table below reflects the aggregate 2012 remuneration, including pension charges and any other distributions to active and former statutory management board members (directors), as well as active and former supervisory board members.

	Annual Fee	Bonus(1)	Share-based compensation	Other	Total
Supervisory board
Dale L. Fuller	$432,000	$800,000	$808,001	$—	$2,040,001
Rafal W. Bator	—	—	—	—	—
Gabriel Eichler	9,375	—	—	—	9,375
Jan G. Haars	71,236	—	67,298	—	138,534
Jonathan W. Meeks	—	—	—	—	—
Dariusz R. Prończuk	—	—	—	—	—
Colin Tenwick	65,705	—	84,861	—	150,566
Management board
Current members:
J.R. Smith	$267,270	$326,783	$1,010,856	$48,068	$1,652,977
John Little	291,497	96,515	225,100	118,125	731,237
Former member:
Rob Blasman (2)	$376,976	$116,862	$74,405	$262,918	$831,161

(1)	In 2012 the performance related component of the variable remuneration was met or exceeded and an amount of $540,160 was paid in 2013 to the members and the former member of the management board as a cash bonus in relation thereto.
(2)	Mr. Blasman resigned as member of the management board on November 29, 2012. The other compensation to Mr. Blasman includes an accrual for non-compete obligations.

The options held by members of our management board and supervisory board as of December 31, 2012 are set forth in the table below:

Name	Option Grants	Original Exercise Price(1)	Expiration Date
Supervisory board
Dale L. Fuller	125,000	$16.00	Jan. 2022
Dale L. Fuller	10,000	16.00	Jan. 2022
Dale L. Fuller	29,000	14.93	Mar. 2022
Jan G. Haars	20,000	22.00	Jul. 2021
Colin Tenwick	20,000	23.50	Dec. 2021

Management board
Current members:
J.R. Smith	500,000	16.00	Jan. 2022
John Little	136,042	12.15	Jun. 2020
John Little	63,958	16.00	Jan. 2022

Former member:
Rob Blasman	53,333	16.31	Mar. 2020
Rob Blasman	26,667	16.00	Jan. 2022

(1)	Unless waived, the exercise price of the options may be reduced taking into account any dividend or distributions on ordinary shares that would have been payable on ordinary shares in respect of which options have been exercised.

Other Information

No management board or supervisory board members nor any relatives of such persons have been advanced any loans, credits or guarantees by us.

Other than any applicable statutory national premiums for state pension, the Company does not pay or reimburse pension premiums for management board or supervisory board members.

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

Our supervisory board elected Dale Fuller as its chairman and may elect a vice-chairman from among the independent supervisory board members. Our supervisory board has prepared a profile (“profielschets”) of its size and composition, which takes into account the nature of the business, its activities and the desired expertise and background of our supervisory board members. With each appointment of a member of our supervisory board, the profile must be taken into account.

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

The number of members of our management board is determined by our supervisory board after consultation with our management board. The members of our management board are appointed by the general meeting of shareholders, upon nomination by our supervisory board. If the nomination by our supervisory board consists of a list of two or more candidates, this list is binding and the vacant seat must be filled by election of a person from the binding list of candidates. However, the general meeting of shareholders may, by a resolution passed with a majority of the votes cast representing more than one-third of our issued share capital, resolve that such list is not binding. Members of our management board will retire no later than the day on which the annual general meeting of shareholders is held, in the fourth calendar year after the year in which such member was appointed. Such management board member is then immediately available for reappointment.

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

The role and responsibilities of the audit committee, as well as its composition and the manner in which it operates and discharges its duties, are set out in regulations for the audit committee, as drawn up by our supervisory board. The audit committee regulations and its composition were placed on our website. This committee may not be chaired by the chairman of our supervisory board or a former member of our management board, at least one member will be a financial expert and each member will be financially literate or become financially literate within a reasonable period of time after appointment. The members of the audit committee are Mr. Haars (chairman), Mr. Eichler and Mr. Fuller. Mr. Eichler joined the audit committee on October 25, 2012 and Mr. Bator, Mr. Meeks and Mr. Tenwick stepped down on that date. The audit committee is independent under applicable NYSE standards.

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

The role and responsibilities of the remuneration committee, as well as its composition and the manner in which it operates and discharges its duties, are set out in regulations for the remuneration committee, as drawn up by our supervisory board. The remuneration committee regulations and its composition will be placed on our website. This committee may not be chaired by the chairman of our supervisory board, a former member of our management board or by a supervisory board member who is a member of the management board of another listed company. In addition, no more than one member of the remuneration committee may be a member of the management board of another Dutch listed company. The members of the remuneration committee are Mr. Tenwick (chairman), Mr. Eichler and Mr. Fuller.

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

The role and responsibilities of the nominations and governance committee, as well as its composition and the manner in which it operates and discharges its duties, are set out in regulations for the nominations and governance committee, as drawn up by our supervisory board. The nominations and governance committee regulations and its composition will be placed on our website. The members of the nominations and governance committee are Mr. Fuller (chairman), Mr. Eichler and Mr. Haars.

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

Insofar as indemnification of liabilities arising under the Securities Act of 1933, as amended, may be permitted to members of the board of directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

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

The table below shows the number of our employees by function as of December 31, 2010, 2011 and 2012:

	As of December 31,
	2010	2011	2012
Business Functional Area:
Research and development	229	343	329
Sales and marketing	184	234	264
General and administration	166	221	273
Customer support	51	72	45

Total	630	870	915

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

Vesting principles

The Option Plan gives discretion to our supervisory board to determine the vesting schedules of all options granted and to make the exercisability of options subject to certain financial performance criteria. We have granted options with time-based vesting and performance-based vesting, although options could not be exercised while we were a private company. Options that were vested on the date of the IPO, became exercisable on that date and will, unless subject to a one-year postponement, remain exercisable until up to ten years after the date of grant, subject to forfeiture or reduction of the exercise period of the option in connection with the holder’s termination of employment.

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

As of December 31, 2012, options for a total of 4,878,802 ordinary shares were available for future grants under the Option Plan. No options may be granted under the Option Plan after June 8, 2019.

As of December 31, 2012, the total number of our outstanding options was 3,281,146 and the weighted-average exercise price for all of our outstanding options is $16.40.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2013, by:

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

Unless otherwise noted, all persons named in the table below may be contacted at our executive offices and, to our knowledge, have sole voting and investment power over the shares listed. Percentage computations are based on 54,020,594 ordinary shares outstanding as of February 28, 2013. As of that date, there were fifteen holders of record of our ordinary shares, six of which were U.S. holders, including AVG Technologies N.V., which holds 365,357 shares in its own capital as treasury shares. All holders of our outstanding ordinary shares have the same voting rights with respect to such shares.

Name of Beneficial Owner 5% shareholders	Number of Shares Beneficially Owned	Percent
PEF V Information Technology II Sàrl(1)	14,541,179	26.92
Entities affiliated with TA Associates (2)	12,736,384	23.58
Entities affiliated with Okumus Fund Management (3)	5,428,517	10.05

Management board members, supervisory board members and senior management
Dale L. Fuller(4)	164,000		*
Rafal W. Bator(5)	—		*
Gabriel Eichler(6)	2,202,693	4.08
Jan G. Haars (7)	7,500		*
Jonathan W. Meeks(8)	12,736,384	23.58
Dariusz R. Prończuk(9)	—		*
Colin Tenwick (10)	6,250		*
J.R. Smith (11)	845,591	1.56
John Little(12)	230,354		*
Yuval Ben-Itzhak(13)	56,193		*
R. David Ferguson(14)	195,000		*
John J. Giamatteo (15)	50,000		*

All management board members, supervisory board members and senior management as a group (12 persons) (16)	16,493,965	30.54

*	Represents beneficial ownership of less than one percent (1%) of the outstanding ordinary shares.
(1)	PEF V Information Technology II Sàrl is 86.25% owned by Polish Enterprise Fund V, L.P., or PEF V, a Delaware limited partnership. As the controlling shareholder, PEF V has the right to appoint three of five members of the board of directors of PEF Sàrl. Polish Enterprise Investors III, LLC, or PEI III, is the sole general partner of PEF V. Investment decisions on behalf of PEI III are made by a three-person investment committee consisting of John Birkelund, Robert G. Faris and Jacek Siwicki. Divestment and voting decisions are made on behalf of PEI III by its members. PEF V and PEI III disclaim beneficial ownership over all shares held by PEF Sàrl except to the extent of their indirect pecuniary interest therein. In October 2009, PEF Sàrl sold 4,050,000 Class D preferred shares to TA Coöperatief, which decreased its percentage ownership in our outstanding shares from 45.0% to 33.8%. In our IPO, PEF Sàrl sold 1,658,821 ordinary shares, which further decreased its percentage ownership to 26.7%.
(2)	TA Associates, L.P. is the General Partner of (i) TA Associates X L.P. which is the General Partner of TA X L.P. (ii) TA Associates AP VI L.P. which is the General Partner of TA Atlantic and Pacific VI L.P. (iii) TA Associates SPF II L.P. which is the General Partner of TA Strategic Partners Fund II L.P. (iv) TA Associates SPF II L.P. which is the General Partner of TA Strategic Partners Fund II-A L.P. and (v) TA Investors III L.P. Mr. Meeks is a managing director at TA Associates, L.P.
(3)	Number of shares based upon Form 13G/A filed March 21, 2013.
(4)	Includes options to purchase 164,000 shares that are exercisable within 60 days after February 28, 2013.
(5)	Rafal W. Bator is a director of PEF Sàrl and has a membership interest in PEI III but does not have beneficial ownership of the shares held by PEF Sàrl.
(6)	Represents 2,202,693 shares held by V.E. Value Express Limited. Mr. Eichler is the senior partner of Benson Oak s.r.o., which has ultimate voting and investing power over shares held by V.E. Value Express Limited. Mr. Eichler may be deemed to have an indirect pecuniary interest in shares held by V.E. Value Express Limited. He disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein.

(7)	Includes options to purchase 7,500 shares that are exercisable within 60 days after February 28, 2013.
(8)	Represents 12,736,384 shares held by entities affiliated with TA Associates, LP. Jonathan W. Meeks is a managing director at TA Associates, which has ultimate voting and investment power over shares held by the entities affiliated with TA Associates that are set out in footnote (2) above. Mr. Meeks may be deemed to have an indirect pecuniary interest in shares held by entities affiliated with TA Associates. He disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein.
(9)	Dariusz R. Prończuk has an indirect membership interest in PEI III but does not have beneficial ownership of the shares held by PEF Sàrl.
(10)	Includes options to purchase 6,250 shares that are exercisable within 60 days after February 28, 2013.
(11)	Includes options to purchase 125,000 shares that are exercisable within 60 days after February 28, 2013
(12)	Includes options to purchase 134,976 shares that are exercisable within 60 days after February 28, 2013.
(13)	Includes options to purchase 56,193 shares that are exercisable within 60 days after February 28, 2013.
(14)	Includes options to purchase 195,000 shares that are exercisable within 60 days after February 28, 2013.
(15)	Includes options to purchase 50,000 shares that are exercisable within 60 days after February 28, 2013.
(16)	Includes options to purchase 738,919 shares that are exercisable within 60 days after February 28, 2013.

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

We are obligated to use our reasonable best efforts to qualify to register securities on Form S-3 or Form F-3 under United States securities laws or any comparable short-form registration statement under the securities laws of the United Kingdom, the Netherlands, the Czech Republic or Poland. Subject to certain limitations, following our qualification to register securities under Form S-3 or Form F-3, we are required to register the securities of any of TA Sàrl, PEF Sàrl, Grisoft Holdings, Intel Capital or their affiliates holding 10% or more of the registrable securities then outstanding, provided that the ordinary shares anticipated to be included in such offering will have an aggregate sale price (net of underwriting discounts and commissions) in excess of $1,000,000, provided, however, that we will not be required to register ordinary shares on request pursuant to this provision more than twice in any 12-month period.

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

Option Plan

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Option Plan” for a description of the Option Plan.

Consultancy Agreement

We entered into a consultancy agreement with Czech Value Participations I Inc. (CVP1), effective as of February 1, 2011, under which Robert Cohen, a contractor to CVP1, managing partner of Benson Oak Capital and former observer of our supervisory board, advised us with respect to corporate development, including our mergers and acquisitions policy and activities. Under this agreement, we paid CVP1 in 2012 an amount of $241,000. This consultancy agreement expired on May 31, 2012. At such time Mr. Cohen had certain powers to direct Orangefield, the managing director of Grisoft Holdings (a shareholder of our Company at the date the consultancy agreement was entered into), on how to vote the shares in AVG held of record by Grisoft Holdings.

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

B. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

No significant changes have occurred since the date of our consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The following table sets forth the high and low sales prices of our ordinary shares since the listing of our ordinary shares on the NYSE in February 2012.

Period	High	Low
Q1 2012	$15.49	$12.77
Q2 2012	$15.49	$11.36
Q3 2012	$14.35	$9.42
October 2012	$10.97	$9.43
November 2012	$13.95	$11.21
December 2012	$16.39	$13.20
January 2013	$16.35	$13.69
February 2013	$16.31	$12.66
March 2013	$16.07	$12.10
April 2013	$14.15	$13.18

On April 4, 2013, the closing price per share of our ordinary shares on the NYSE was $13.67.

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

D. EXCHANGE CONTROLS

Cash dividends payable on our ordinary shares and cash interest payments to holders of our debt securities may be remitted from the Netherlands to non-residents without legal restrictions imposed by the laws of the Netherlands, except that (i) such payments must be reported to the Dutch Central Bank for statistical purposes only and (ii) the transfer of funds to jurisdictions subject to general economic sanctions adopted in connection with policies of the United Nations, European Commission or similar measures imposed directly by the Government of the Netherlands may be restricted.

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

This summary does not address the Dutch tax consequences for:

(a) holders of ordinary shares holding a substantial interest (“aanmerkelijk belang”) or deemed substantial interest (“fictief aanmerkelijk belang”) in us and holders of ordinary shares of whom a certain related person holds a substantial interest in us. Generally speaking, a substantial interest in us arises if a person, alone or, where such person is an individual, together with his or her partner (a statutory defined term), certain relatives or certain other related persons, directly or indirectly, holds (i) an interest of 5% or more of the total issued share capital of us or of 5% or more of a certain class of shares in the capital of us, (ii) rights to acquire, directly or indirectly, such interest (including the right to convert notes or share options into shares) or (iii) certain profit-sharing rights in us. A deemed substantial interest arises if a substantial interest or part thereof has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(b) investment institutions (“fiscale beleggingsinstellingen”);

(c) pension funds, exempt investment institutions (“vrijgestelde beleggingsinstellingen”) or other entities that are exempt from Dutch corporate income tax; and

(d) corporate holders of ordinary shares qualifying for the participation exemption (“deelnemingsvrijstelling”). Generally speaking, a shareholding is considered to qualify for the participation exemption if it represents an interest of 5% or more of the nominal paid-in share capital.

Where this summary refers to a holder of ordinary shares, such reference is restricted to a holder holding legal title to, as well as an economic interest in, such ordinary shares.

Dividend Tax

Withholding requirement

We are required to withhold 15% Dutch dividend tax in respect of dividends paid on the ordinary shares. Under the Dutch Dividend Tax Act of 1965 (“Wet op de dividendbelasting 1965”), dividends are defined as the proceeds from shares, which include:

(a) proceeds in cash or in kind including direct or indirect distributions of profit;

(b) liquidation proceeds, proceeds on redemption of the ordinary shares and the consideration for the repurchase of the ordinary shares by us in excess of its average paid-in capital recognized for Dutch dividend tax purposes, unless a particular statutory exemption applies;

(c) the nominal value of ordinary shares issued to a holder of ordinary shares or an increase in the nominal value of the ordinary shares, except when the (increase in the) nominal value of the ordinary shares is funded out of our paid-in capital as recognized for Dutch dividend tax purposes; and

(d) partial repayments of paid-in capital for tax purposes, if and to the extent there are qualifying profits (“zuivere winst”), unless the general meeting of shareholders has resolved in advance to make such repayment and provided that the nominal value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of the articles of association and the paid-in capital is recognized as capital for Dutch dividend tax purposes.

Residents of the Netherlands

If a holder of ordinary shares is a resident of the Netherlands or a deemed resident of the Netherlands or is an individual who has opted to be treated as a resident for the purposes of the Dutch Income Tax Act 2001 (“Wet inkomstenbelasting 2001”), Dutch dividend tax which is withheld with respect to proceeds from the ordinary shares will generally be creditable for Dutch corporate income tax or Dutch income tax purposes if the holder is the beneficial owner thereof. The same generally applies to holders of ordinary shares that are neither residents nor deemed to be residents of the Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident holder.

Non-residents of the Netherlands

If a holder of ordinary shares is a resident of a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and such holder is the beneficial owner of the proceeds from the ordinary shares and a resident for the purposes of such treaty, the holder may, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund in whole or in part of the Dutch dividend tax.

A refund of the Dutch dividend tax is available to an entity which is resident in another European Union member state or a state designated in a Dutch ministerial decree that is party to the European Economic Area Agreement, provided that such entity is not subject to corporate income tax in that state and would not be subject to Dutch corporate income tax if it were tax resident in the Netherlands.

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

Under the Dutch dividend stripping rules, a recipient of proceeds from the ordinary shares will not be entitled to any exemption, reduction, refund or credit of Dutch dividend tax if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will, among other things, not be considered the beneficial owner of these proceeds if, in connection with such proceeds, the recipient has paid a consideration as part of a “series of transactions” in respect of which it is likely that:

a.	the proceeds have in whole or in part accumulated, directly or indirectly, to a person or legal entity that would:

i.	as opposed to the recipient paying the consideration, not be entitled to an exemption from dividend tax; or

ii.	in comparison to the recipient paying the consideration, to a lesser extent be entitled to a lower rate or refund of dividend tax; and

b.	such person or legal entity has, directly or indirectly, retained or acquired an interest in shares, profit-sharing certificates or loans, comparable to the interest it had in similar instruments prior to the series of transactions being initiated.

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

If an individual holder of ordinary shares is a resident or deemed to be a resident of the Netherlands for Dutch tax purposes (including an individual holder who has opted to be taxed as a resident of the Netherlands), income derived from the ordinary shares and gains realized upon the redemption or disposal of the ordinary shares are taxable at the progressive rates (at up to a maximum rate of 52% (tax rate for the year 2012)) under the Dutch Income Tax Act 2001 (“Wet inkomstenbelasting 2001”) if:

(a) the holder is an entrepreneur (“ondernemer”) and has an enterprise to which the ordinary shares are attributable or the holder has, other than as a shareholder, a co-entitlement to the net worth of an enterprise (“medegerechtigde”) to which the ordinary shares are attributable; or

(b) such income or gains qualify as income from miscellaneous activities (“resultaat uit overige werkzaamheden”), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (“normaal, actief vermogensbeheer”).

If neither condition (a) nor condition (b) applies to the holder of the ordinary shares, taxable income with regard to the ordinary shares will be determined on the basis of a deemed return on income from savings and investments (“sparen en beleggen”), rather than on the basis of income actually received or gains actually realized. At present, this deemed return on income from savings and investments has been fixed at a rate of 4% of the individual’s yield basis (“rendementsgrondslag”) at the beginning of the calendar year, insofar as this yield basis exceeds a certain threshold (in 2012, €21,139). The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the holder of the ordinary shares less the fair market value of certain qualifying liabilities at the beginning of the calendar year. The fair market value of the ordinary shares will be included as an asset in the individual’s yield basis. The 4% deemed return on income from savings and investments will be taxed at a rate of 30% (tax rate for the year 2012).

Non-residents of the Netherlands

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

(b) The holder is an individual and such holder (i) has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the ordinary shares are attributable, or (ii) realizes income or gains with respect to the ordinary shares that qualify as income from miscellaneous activities (“resultaat uit overige werkzaamheden”) in the Netherlands with respect to the ordinary shares which exceed regular, active portfolio management (“normaal, actief vermogensbeheer”), or (iii) is (other than by way of securities) entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the ordinary shares are attributable.

Income derived from the ordinary shares as specified under (i) and (ii) by an individual is subject to individual income tax at up to a maximum rate of 52% (tax rate for the year 2012). Income derived from a share in the profits as specified under (iii) that is not already included under (i) or (ii) will be taxed on the basis of a deemed return on income from savings and investments (as described above under “Residents of the Netherlands”). The fair market value of the share in the profits of the enterprise (which includes the ordinary shares) will be part of the individual’s Dutch yield basis.

Gift and Inheritance Tax

Residents of the Netherlands

Generally, gift and inheritance tax (“schenkbelasting” and “erfbelasting”) will be due in the Netherlands in respect of the acquisition or deemed acquisition of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares that is a resident or deemed to be a resident of the Netherlands for the purposes of Dutch gift and inheritance tax at the time of the gift or his death.

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

Non-residents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands in respect of the acquisition of the ordinary shares by way of a gift by, or as a result of the death of, a holder that is neither a resident nor deemed to be a resident of the Netherlands for the purposes of Dutch gift and inheritance tax, unless in the case of a gift of the ordinary shares by a holder who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands, such holder dies within 180 days after the date of the gift and at the time of his or her death is a resident or deemed to be a resident of the Netherlands. A gift made by a non-resident under a condition precedent is deemed to be made at the time the condition precedent is fulfilled and could be subject to Dutch gift and inheritance tax if the donor is a (deemed) resident of the Netherlands at that time.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following are the material U.S. federal income tax consequences to the U.S. Holders as defined below, of owning and disposing of ordinary shares, but this does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold, or dispose of ordinary shares.

This discussion applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, state, local or non-United States tax laws, and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the Netherlands and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A U.S. Holder is a beneficial owner of ordinary shares who is eligible for the benefits of the Treaty and is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (a) (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust; or if (b) it has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on ordinary shares, other than certain pro rata distributions payable only in ordinary shares, generally will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to long-term capital gain. U.S. Holders should consult their tax advisers regarding the availability of the preferential rates. The amount of a dividend will include any amounts withheld by us in respect of Dutch income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

Passive Foreign Investment Company Rules

We believe that we were not a ‘passive foreign investment company’ (“PFIC”) for U.S. federal income tax purposes for the 2012 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares, such U.S. Holder may be required to file a report containing information related to distributions received and gains realized with respect to the shares and such information as is otherwise required by applicable regulations and reporting forms.

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

Our principal market risks relate to interest rate risk, currency risk, credit risk and liquidity risk.

Interest rate risk

The existence of a floor to the interest rate payable on our long-term debt facility means that we were not subject to significant exposure to movements in market interest rates as of December 31, 2012 or 2011. Market interest rates would have to increase by more than 100 basis points before we would start to be affected by such movements.

Currency risk

We are exposed to movements in market currency rates, as there is a difference between the currencies that revenues are generated in and those that we incur expenditures in. In 2012, revenue and expenses respectively in U.S. dollars comprised 78% and 55%, in British pounds sterling 8% and 6%, in Czech crowns 1% and 18% and in euros 12% and 16%, while in 2011 revenue and expenses respectively in U.S. dollars comprised 77% and 46%, in British pounds sterling 9% and 8%, in Czech crowns 2% and 25 and in euros 11% and 17%. Our principal exposure is between the U.S. dollar and Czech crown, where we estimate that a 10% rise in the Czech crown against other functional currencies compared with that actually experienced would have resulted in a reduction respectively in net income in 2012 and 2011 on the order of $2 million and $1 million. We are also exposed to translational risk resulting from the retranslation of the results of subsidiaries with functional currencies other than the U.S. dollar, in particular our Czech and U.K. subsidiaries. The Company enters into foreign exchange contracts to economically hedge transactional exposures between the U.S. dollar and British pound sterling, Czech crown and the euro, reducing some of our exposures but not eliminating them.

Credit risk

We are exposed to credit risks, principally in relation to the security of our deposits with financial institutions and to trade receivables. We manage our exposure to financial institutions by diversifying our deposits between different international financial institutions with high credit ratings and by minimizing the deposits we hold with local banks in the different jurisdictions that we operate. As of December 31, 2012 and 2011, we had $52.4 million and $60.7 million respectively of cash held with financial institutions. For trade receivables, our largest exposure at December 31, 2012 and 2011 was with our principal search partner, which pays us on a monthly basis. We monitor our credit exposures to other trade receivables and provide for doubtful receivables where necessary.

Liquidity risk

We ensure that we have adequate liquidity to meet our obligations as they fall due by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities where appropriate. We are dependent on a long-term credit facility and so we must ensure that we are compliant with its terms. As we generate positive cash flows from our operating activities we are able to cover our normal operating expenditures and pay outstanding short-term liabilities as they fall due without requiring additional financing, as well as having sufficient funds to meet our capital expenditure requirements. Those positive cash flows are also sufficient to make payments of interest and principal required on our long-term loan facility, where at December 31, 2012 $12.2 million was due for repayment within one year, compared with $41.1 million a year previously. We consider the impact on liquidity each time we make an acquisition in order to ensure we do not adversely affect our ability to meet our financial obligations as they fall due.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARRANGEMENTS AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The following use of proceeds information relates to our IPO, at $16.00 per share, of 8,000,000 ordinary shares, of which 4,000,000 shares were offered by us and 4,000,000 shares were offered by our selling shareholders. The aggregate offering price was $128 million.

We received proceeds of $50.9 million from our IPO, net of underwriting discounts and commissions and offering expenses payable by us. During 2012, subsequent to the IPO, we utilized the net proceeds to fund operating and investing activities. These included an increase in our research and development activity, including further investment in our innovation center in the Netherlands; development towards our mobile computing and business activities; the acquisition of the Crossloop, Inc. and of our Australian distributor from Avalanche; the launch of new products and services; the development of a new customer platform expected to be implemented in 2013; and the development of our business more generally over the course of 2012. As of February 28, 2013 we have used all of the net proceeds from the IPO.

None of the payments described in this Item were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

In accordance with Rule 13a-15(b) of the Exchange Act, our management evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2011. Based upon their evaluation of these disclosure controls and procedures, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective as of December 31, 2012 to ensure that information required to be disclosed under the Exchange Act is recorded, processed, summarized, and reported, within the time period specified in the SEC rules and forms, and to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with U.S. GAAP.

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2012, our internal controls over financial reporting were effective based on that framework.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of the effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

C.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fourth quarter of the fiscal year 2012 there were no changes to our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our supervisory board has determined that Jan Haars is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F, and is independent for the purposes of NYSE corporate governance rules and Rule 10A-3 of the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our management and supervisory boards have adopted a Code of Conduct that applies to members of our management and supervisory boards, senior management and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have posted the Code of Conduct on our website, www.avg.com , at “Investor Relations—Corporate Governance—Code of Conduct, Whistleblowing Policy.”

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Audit & Assurance B.V. has served as our independent registered public accounting firm for the audits of each of the fiscal years ending on December 31, 2010, 2011 and 2012, for which audited financial statements appear in this annual report on Form 20-F. The following is a summary of the fees billed by BDO Audit & Assurance B.V., and other entities in the BDO network, for professional services rendered for fiscal years ended December 31, 2011 and 2012:

	Year ended December 2011			Year ended December 2012
	BDO Audit & Assurance B.V.	Other BDO Network firms	Total	BDO Audit & Assurance B.V.	Other BDO Network firms	Total
Audit Fees(1)	$1,291	$1,349	$2,641	$858	$629	$1,487
Audit-Related Fees(2)	82	—	82	—	11	11
Tax Fees(3)	—	—	—	—	—	—
All Other Fees(4)	—	—	—	—	—	—

Total	$1,373	$1,349	$2,723	$858	$640	$1,498

(1)	Audit fees consisted of fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees consisted of fees billed for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of our financial statements that are not reported under Note (1) above.
(3)	Tax fees consisted of fees billed for professional services rendered by the principal accountant for tax compliance, tax advice , and tax planning.
(4)	All other fees consisted of fees billed for products and services provided by the principal accountant, other than the services reported above under other captains in the above table.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides a summary of shares repurchased by AVG, none of which were repurchased pursuant to a publicly announced program, in 2012:

	Total number of shares purchased	Average price paid per Share	Total purchase price
	(in thousands of U.S. dollars, except for share data and per share data)
Period:
August 2012	370,925	$10.43	$3,869

Total	370,925		$3,869

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

•	Two members of our management board may receive more than one year’s salary in the event of involuntary removal (deviation from: best practice provision II.2.8).

•	We have granted and intend to grant options in the future to members of our supervisory board (deviation from: best practice provision III.7.1).

Independence

•	Four members of our supervisory board are affiliated with shareholders (deviations from: best practice provision III.2.1).

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

•

Instead of electing a vice-chairman of the supervisory board, our supervisory board intends to deal with situations where the chairman is absent on a case by case basis (deviation from: best practice provisions III.4.1.(f) and III.4.4).

External auditor

•

To comply with NYSE regulations, our audit committee is directly responsible for the approval of the compensation of our external auditor, the instruction to provide non-audit services and recommending the appointment of the external auditor to the general meeting of shareholders (deviation from: best practice provision V.2).

NYSE Corporate Governance Rules

The following is the only significant way in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE:

Equity Compensation Plans—Under Section 303A.08 of the NYSE Listed Company Manual, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Our shareholders have delegated the power to approve equity plans and material revisions thereto to our supervisory board, which is permitted under Dutch law.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1*	Articles of Association of AVG Technologies N.V. in effect since the closing of our IPO

1.2*	Supervisory Board By-Laws of AVG Technologies N.V. in effect since the closing of our IPO

1.3*	Management Board By-Laws of AVG Technologies N.V. in effect since the closing of our IPO

4.1*†	Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Technologies CY Limited effective from October 1, 2010

4.2*†	Amendment No. 1 to Google Search and advertising Services Agreement between Google Ireland Limited and AVG Technologies CY Limited effective from December 1, 2011

4.3*	Transfer of Contract regarding Google Search and Advertising Services Agreement between Google Ireland Limited, AVG Technologies CY Limited and AVG Netherlands B.V. effective from December 23, 2011

4.4	Amendment No. 2 to Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Netherlands B.V. effective from June 1, 2012

4.5	Amendment No. 3 to Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Netherlands B.V. effective from October 1, 2012

4.6	Amendment No. 4 to Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Netherlands B.V. effective from November 1, 2012

4.7†	Amendment No. 5 to Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Netherlands B.V. effective from December 1, 2012

4.8	Amendment No. 6 to Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Netherlands B.V. effective from February 1, 2013

4.9*	Credit Agreement among AVG Holding Coöperatief U.A. and AVG Technologies N.V., as borrowers, the several lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, and JPMorgan Chase Bank, N.A., as Administrative Agent, dated March 15, 2011

4.10*	Amendment No. 1 to Credit Agreement by and among AVG Holding Coöperatief U.A., AVG Technologies N.V. and the guarantors and lenders party thereto dated August 10, 2011

4.11**+	Amended and Restated 2012 Option Plan

4.12*+	Form of Indemnification Agreement with the members of the management board and supervisory board

4.13*	Consultancy Agreement dated December 2, 2011 by and between AVG Technologies N.V. and Czech Value Participations I, Inc.

4.14*	Asset Purchase Agreement by and between AVG Technologies CY Limited and TuneUp Software GmbH and AVG Technologies N.V. dated August 17, 2011

4.15*	Share Purchase Agreement by and between AVG Technologies GER GmbH, AVG Technologies N.V., AVG Technologies CY Limited Blitz F11-eins-null GmbH, Christoph Laumann and Tibor Schiemann dated July 30, 2011

4.16*	Amended and Restated Registration Rights Agreement dated as of October 1, 2009 by and among AVG Technologies N.V. and certain of its shareholders

Exhibit Number	Description

8.1	Subsidiaries of AVG Technologies N.V.

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of BDO Audit & Assurance B.V., independent registered public accounting firm

101.INS#	XBRL Instance Document

101.SCH#	XBRL Taxonomy Extension Schema Document

101.CAL#	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF#	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB#	XBRL Taxonomy Extension Label Linkbase Document

101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated by reference to our registration statement on Form F-1 (file no. 333-178992), as amended.
**	Incorporated by reference to our registration statement on Form S-8 (file no. 333-180408).
†	Pursuant to a request for confidential treatment, portions of this exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act.
+	Indicates a management contract or compensatory plan.
#	Pursuant to Rule 406T of SEC Regulation S-T, interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act, are deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise are not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on behalf:

By:	/s/ John Little
	Name:	John Little
	Title:	Chief Financial Officer, Managing Director

Date: April 5, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Supervisory Board and Shareholders

AVG Technologies N.V.

Amsterdam, Netherlands

We have audited the accompanying consolidated balance sheets of AVG Technologies N.V. (the “Company”) as of December 31, 2011 and 2012 and the related consolidated statements of comprehensive income, shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AVG Technologies N.V. at December 31, 2011 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

BDO Audit & Assurance B.V.

On behalf of it,

/s/ J.A. de Rooij RA
J.A. de Rooij RA
Amstelveen, Netherlands,

April 5, 2013

AVG TECHNOLOGIES N.V.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars – except for share data)

	December 31,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	$60,740	$51,890
Restricted cash	—	514
Trade accounts receivable, net	25,363	32,664
Inventories	883	702
Deferred income taxes	18,394	24,361
Prepaid expenses	3,975	5,080
Prepaid share issuance cost	6,820	—
Other current assets	6,363	6,684

Total current assets	122,538	121,895
Property and equipment, net	12,436	14,594
Deferred income taxes	59,750	53,805
Intangible assets, net	35,035	41,207
Goodwill	71,367	81,276
Investment in equity affiliate	511	—
Investments	9,750	9,750
Other assets	248	939

Total assets	$311,635	$323,466

LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$11,035	$8,757
Accrued compensation and benefits	15,941	21,575
Accrued expenses and other current liabilities	30,878	28,787
Current portion of long-term debt	41,125	12,226
Income taxes payable	4,161	3,343
Deferred tax liabilities	—	1,091
Deferred revenue	120,269	148,308

Total current liabilities	223,409	224,087
Long-term debt, less current portion	184,315	85,005
Deferred revenue, less current portion	30,839	32,848
Other non-current liabilities	3,397	4,096

Total liabilities	441,960	346,036

Commitments and contingencies (Note 19)
Class D preferred shares (par value: €0.01; 12,000,000 and nil shares issued and outstanding at December 31, 2011 and 2012, respectively; aggregate preference in liquidation of $194,065 and nil at December 31, 2011 and 2012, respectively)	191,954	—

Shareholders’ deficit:
Ordinary shares (par value: €0.01; nil Ordinary shares, 16,200,000 Class A shares, 9,316,224 Class B1 shares, 3,283,776 Class B2 shares, nil Class C shares and 7,200,000 Class E shares issued and outstanding at December 31, 2011 and 54,385,951 Ordinary shares issued and 54,019,154 Ordinary shares outstanding at December 31, 2012)	476	722
Treasury shares	—	(3,826)
Additional paid-in capital (Distributions in excess of capital)	(388,225)	(130,432)
Accumulated other comprehensive income/(loss)	(6,324)	(4,090)
Retained earnings	71,794	115,056

Total shareholders’ deficit	(322,279)	(22,570)

Total liabilities, preferred shares and shareholders’ deficit	$311,635	$323,466

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars – except for share data and per share data)

	Year ended December 31,
	2010	2011	2012
Revenue:
Subscription	$166,904	$175,654	$196,858
Platform-derived	50,314	96,738	159,108

Total revenue	217,218	272,392	355,966

Cost of revenue:
Subscription	26,686	23,374	27,064
Platform-derived	2,293	7,849	27,320

Total cost of revenue	28,979	31,223	54,384

Gross profit	188,239	241,169	301,582
Operating expenses:
Research and development	23,364	35,008	55,485
Sales and marketing	58,562	76,933	92,198
General and administrative	40,683	60,710	73,491

Total operating expenses	122,609	172,651	221,174

Operating income	65,630	68,518	80,408
Other income (expense):
Interest income	52	69	132
Interest and finance costs	(23)	(16,581)	(21,167)
Other, net	1,693	(592)	(1,904)

Other income (expense), net	1,722	(17,104)	(22,939)

Income before income taxes and loss from investment in equity affiliate	67,352	51,414	57,469
Income tax (provision) benefit	(9,394)	49,260	(11,141)
Loss from investment in equity affiliate	(46)	(242)	(511)

Net income	$57,912	$100,432	$45,817

Other comprehensive income (loss), net of tax:
Foreign currency translation gain (loss), net of tax	$(1,734)	$(4,752)	$2,234

Other comprehensive income (loss)	(1,734)	(4,752)	2,234

Comprehensive income	$56,178	$95,680	$48,051

Earnings per share:
Net income	$57,912	$100,432	$45,817
Preferred share dividends	(7,210)	(7,208)	(753)
Distributed and undistributed earnings to participating securities	(12,676)	(27,513)	—

Net income available to ordinary shareholders – basic	$38,026	$65,711	$45,064

Net income available to ordinary shareholders – diluted	$38,026	$65,711	$45,817
Earnings per ordinary share – basic	$1.06	$1.83	$0.86
Earnings per ordinary share – diluted	$0.99	$1.69	$0.84
Weighted-average shares outstanding – basic	36,000,000	36,000,000	52,395,427
Weighted-average shares outstanding – diluted	38,585,664	38,974,953	54,308,518
Cash dividends declared per ordinary share	$0.83	$4.53	$—
Cash dividends declared per preferred share	$1.43	$5.13	$0.21

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(In thousands of U.S. dollars – except for share data)

	Class D Preferred Shares		Ordinary Shares
			Class A		Class B		Class B1		Class B2		Class E
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, January 1, 2010	12,000,000	$191,954	16,200,000	$212	12,600,000	$169	—	$—	—	$—	7,200,000	$95
Net income	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income (loss):
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	—
Cash dividends declared and paid on ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—
Cash dividends declared and paid on preferred shares	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation, net of repurchases	—	—	—	—	—	—	—	—	—	—	—	—

Balances, December 31, 2010	12,000,000	$191,954	16,200,000	$212	12,600,000	$169	—	$—	—	$—	7,200,000	$95

	Additional Paid- in Capital (Distributions in Excess of Capital)	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Shareholders’ Deficit
Balances, January 1, 2010	$(208,323)	$162	$—	$(207,685)
Net income	—	—	57,912	57,912
Other comprehensive income (loss):
Foreign currency translation gain (loss)	—	(1,734)	—	(1,734)

Other comprehensive income (loss)	—	(1,734)	—	(1,734)
Cash dividends declared and paid on ordinary shares	—	—	(30,000)	(30,000)
Cash dividends declared and paid on preferred shares	—	—	(17,210)	(17,210)
Share-based compensation, net of repurchases	6,003	—	—	6,003

Balances, December 31, 2010	$(202,320)	$(1,572)	$10,702	$(192,714)

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (CONTINUED)

(In thousands of U.S. dollars – except for share data)

	Class D Preferred Shares		Ordinary Shares
			Class A		Class B		Class B1		Class B2		Class E
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, December 31, 2010	12,000,000	$191,954	16,200,000	$212	12,600,000	$169	—	$—	—	$—	7,200,000	$95
Net income	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income (loss):
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	—
Re-designation of Class B shares as Class B1 and B2	—	—	—	—	(12,600,000)	(169)	9,316,224	125	3,283,776	44	—	—
Cash dividends declared and paid on ordinary shares and share options	—	—	—	—	—	—	—	—	—	—	—	—
Cash dividends declared and paid on preferred shares	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation, net of repurchases	—	—	—	—	—	—	—	—	—	—	—	—

Balances, December 31, 2011	12,000,000	$191,954	16,200,000	$212	—	$—	9,316,224	$125	3,283,776	$44	7,200,000	$95

	Additional Paid- in Capital (Distributions in Excess of Capital)	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Shareholders’ Deficit
Balances, December 31, 2010	$(202,320)	$(1,572)	$10,702	$(192,714)
Net income	—	—	100,432	100,432
Other comprehensive income (loss):
Foreign currency translation gain (loss)	—	(4,752)	—	(4,752)

Other comprehensive income (loss)	—	(4,752)	—	(4,752)
Re-designation of Class B shares as Class B1 and B2	—	—	—	—
Cash dividends declared and paid on ordinary shares and share options	(139,068)	—	(29,255)	(168,323)
Cash dividends declared and paid on preferred shares	(51,485)	—	(10,085)	(61,570)
Share-based compensation, net of repurchases	4,648	—	—	4,648

Balances, December 31, 2011	$(388,225)	$(6,324)	$71,794	$(322,279)

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (CONTINUED)

(In thousands of U.S. dollars – except for share data)

	Class D Preferred Shares		Ordinary Shares
			Class A		Class B		Class B1		Class B2		Class E
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, December 31, 2011	12,000,000	$191,954	16,200,000	$212	—	$—	9,316,224	$125	3,283,776	$44	7,200,000	$95
Net income	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income (loss) , net of tax:
Foreign currency translation gain (loss) (net of tax benefit of $280)	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of preferred shares and Class A, B1, B2 and E shares to ordinary shares	(12,000,000)	(191,954)	(16,200,000)	(212)	—	—	(9,316,224)	(125)	(3,283,776)	(44)	(7,200,000)	(95)
Share proceeds	—	—	—	—	—	—	—	—	—	—	—	—
Share issuance costs (net of income tax benefit of $1,703)	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of own shares	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of share options (including excess tax benefit of $480)	—	—	—	—	—	—	—	—	—	—	—	—
Cash dividends declared and paid on preferred shares	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation, net of repurchases and liability awards	—	—	—	—	—	—	—	—	—	—	—	—

Balances, December 31, 2012	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—

	Ordinary Shares		Treasury Shares		Additional Paid- in Capital (Distributions in Excess of Capital)	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balances, December 31, 2011	—	$—	—	$—	$(388,225)	$(6,324)	$71,794	$(322,279)
Net income	—	—	—	—	—	—	45,817	45,817
Other comprehensive income (loss), net of tax:
Foreign currency translation gain (loss) (net of tax benefit of $280)	—	—	—	—	—	2,234	—	2,234

Other comprehensive income (loss)	—	—	—	—	—	2,234	—	2,234
Conversion of preferred shares and Class A, B1, B2 and E shares to ordinary shares	48,000,000	639	—	—	191,791	—	—	191,954
Share proceeds	4,000,000	52	—	—	63,948	—	—	64,000
Share issuance costs (net of income tax benefit of $1,703)	—	—	—	—	(11,302)	—	—	(11,302)
Repurchase of own shares	—	—	(370,925)	(3,869)	—	—	—	(3,869)
Exercise of share options (including excess tax benefit of $480)	2,385,951	31	4,128	43	785	—	—	859
Cash dividends declared and paid on preferred shares	—	—	—	—	—	—	(2,555)	(2,555)
Share-based compensation, net of repurchases and liability awards	—	—	—	—	12,571	—	—	12,571

Balances, December 31, 2012	54,385,951	$722	(366,797)	$(3,826)	$(130,432)	$(4,090)	$115,056	$(22,570)

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2010	2011	2012
OPERATING ACTIVITIES:
Net income	$57,912	$100,432	$45,817
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairments	7,596	11,849	18,869
Share-based compensation	6,773	6,396	16,183
Deferred income taxes	(2,902)	(56,217)	2,166
Change in the fair value of contingent consideration liabilities	1,555	425	(130)
Amortization of financing costs and loan discount	—	2,108	5,928
Loss from investment in equity affiliate	46	242	511
Loss (gain) on sale of property and equipment	16	289	(41)
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	(5,893)	1,219	(6,178)
Inventories	(29)	(293)	197
Accounts payable and accrued liabilities	9,083	3,445	9,426
Accrued compensation and benefits	4,271	2,677	1,712
Deferred revenue	7,543	15,006	27,675
Income taxes payable	1,524	1,372	(974)
Other assets	(505)	(4,470)	(951)
Other liabilities	921	(1,569)	(904)

Net cash provided by operating activities	87,911	82,911	119,306

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(11,686)	(11,373)	(17,914)
Proceeds from sale of property and equipment	131	46	83
Cash payments for acquisitions, net of cash acquired	(2,985)	(48,467)	(11,897)
Purchase of investment in equity affiliate	(800)	—	—
Purchase of investment in debt securities	—	(9,750)	—
Decrease (increase) in restricted cash	—	—	(514)

Net cash used in investing activities	(15,340)	(69,544)	(30,242)

FINANCING ACTIVITIES:
Payment of contingent consideration	(6,252)	(4,222)	(11,786)
Payment of deferred purchase consideration	—	—	(3,500)
Proceeds from long-term debt, net of discount	—	230,285	—
Debt issuance costs	—	(7,004)	—
Proceeds from issuance of ordinary shares	—	—	64,000
Share issuance costs	—	(4,703)	(8,302)
Proceeds from exercise of share options	—	—	379
Excess tax benefit	—	—	480
Repayment of principal on long-term borrowings	—	(1,125)	(134,137)
Decrease (increase) in restricted cash	(135)	1,333	—
Dividends paid	(47,210)	(229,893)	(2,555)
Repurchase of own shares	—	—	(3,869)
Repurchases of share options from employees	(770)	—	(1,035)

Net cash used in financing activities	(54,367)	(15,329)	(100,325)

Effect of exchange rate fluctuations on cash and cash equivalents	(2,769)	(444)	2,411

Change in cash and cash equivalents	15,435	(2,406)	(8,850)
Beginning cash and cash equivalents	47,711	63,146	60,740

Ending cash and cash equivalents	$63,146	$60,740	$51,890

Supplemental cash flow disclosures:
Income taxes paid	$(11,225)	$(6,746)	$(8,755)
Interest paid	$23	$(13,479)	$(15,650)
Supplemental non-cash disclosures:
Issuance of ordinary shares on conversion of Class D preferred shares	$—	$—	$191,954

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars – except for share data and per share data, unless otherwise stated)

Note 1. Organization and Basis of Presentation and Business

Organization and basis of presentation

AVG Technologies N.V. is a limited liability company (Naamloze Vennootschap) incorporated under Dutch law by deed of incorporation dated March 3, 2011, under the name AVG Holding Coöperatief U.A. (“AVG Coop”). AVG Technologies N.V. began trading on February 2, 2012 on the New York Stock Exchange under the ticker symbol “AVG”.

On March 3, 2011, the shareholders of the predecessor AVG Technologies N.V. (“predecessor AVG”) transferred all of their shares in predecessor AVG to AVG Coop. As a result of this transaction, AVG Coop became the sole shareholder of the predecessor AVG. In exchange for the shares in the predecessor AVG transferred to AVG Coop, the members received an interest in AVG Coop equal to the capital contributed. On November 25, 2011, AVG Coop entered into a legal merger with predecessor AVG, the entity ceasing to exist, and AVG Coop was converted into a public company with limited liability and changed its name to AVG Technologies N.V. Upon this conversion, the membership rights held by the members of AVG Coop were converted into the same class and number of shares that were previously transferred by the shareholders of predecessor AVG to AVG Coop.

Predecessor AVG, the entity ceasing to exist, was a limited liability company incorporated in the Netherlands on August 16, 2005 under the name Grisoft International B.V.

The accompanying consolidated financial statements include the financial statements of AVG Technologies N.V. and its wholly owned subsidiaries (collectively, the “Company,” or “AVG”).

Business

The Company is primarily engaged in the development and sale of online service solutions and internet security software branded under the “AVG” name.

As of December 31, 2012, AVG Technologies N.V. was the parent company of the following direct and indirect subsidiaries:

Name of subsidiary	Place of incorporation
AVG Technologies USA Inc.	Delaware, United States
AVG Technologies CZ, s.r.o.	Czech Republic
AVG Technologies UK Ltd	United Kingdom
AVG Exploit Prevention Labs, Inc.	Delaware, United States
AVG Technologies GER, GmbH.	Germany
AVG Technologies FRA SAS (renamed from SQUARE, SAS)	France
AVG Technologies HK, Limited	Hong Kong, China
AVG (Beijing) Internet Security Technologies Company Limited	China
AVG Mobile Technologies Ltd	Israel
AVG Netherlands B.V.	Netherlands
AVG Ecommerce CY Ltd	Cyprus
AVG Technologies Israel Ltd (renamed from iMedix Web Technologies Ltd)	Israel
AVG Technologies Holdings B.V.	Netherlands
TuneUp Software GmbH	Germany
TuneUp Corporation Inc.	Florida, United States
AVG Distribution Switzerland AG	Switzerland
OpenInstall, Inc.	California, United States
AVG Technologies AU Pty Ltd. (incorporated August 1, 2012)	Australia
GAVT CZ a.s. (acquired November 8, 2012)	Czech Republic

On November 15, 2012, TuneUp Software GmbH merged with its 100% subsidiary TuneUp Distribution GmbH, as a result of which TuneUp Distribution GmbH ceased to exist. The other 100% subsidiary of TuneUp Software GmbH, TuneUp Corporation in Florida, United States, is in the process of liquidation.

Note 2. Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements of AVG Technologies N.V. and its wholly-owned subsidiaries are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Subsidiaries are defined as being those companies over which AVG Technologies N.V. has control through a majority of voting rights to exercise control or to obtain the majority of the benefits and be exposed to majority of the risk. Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases. All intercompany accounts and transactions have been eliminated in consolidation.

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

Concentrations of credit risk

A significant portion of the Company’s revenue and net income is derived from international sales and resellers and distributors. Fluctuations of the U.S. dollar against other currencies, changes in local regulatory or economic conditions, piracy, or non-performance by resellers or distributors could adversely affect operating results.

The majority of platform-derived revenue from the Company’s dynamic secure search was generated through agreements with search engine companies. The Company’s revenue generated by Google accounted for 44% of the Company’s total revenue in 2012 (28% in 2011). Changes in local regulatory or economic conditions, piracy, or non-performance of Google could adversely affect operating results.

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

The Company applies software revenue recognition guidance to all transactions except those where no software is involved. The Company markets and distributes its software products both as stand-alone products and as integrated product suites. The Company recognizes its software revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) fees are fixed or determinable and (iv) collectability is probable. If the Company determines that any one of the four criteria is not met, the Company defers recognition of revenue until all the criteria are met.

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

The cost of revenue related to platform-derived revenues primarily consists of fees paid to third parties that distribute the Company’s search solutions.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value. Cash and cash equivalents exclude restricted cash.

Trade accounts receivable

Trade accounts receivable are amounts due from customers for products and licenses sold in the ordinary course of business. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. Additions to the allowance for doubtful accounts are recorded as general and administrative expenses. The Company reviews its trade receivables to identify specific customers with known disputes or collectability issues. In addition, the Company maintains an allowance for all other receivables not included in the specific reserve by applying specific rates of projected uncollectible receivables to the various aging categories. In determining these percentages, the Company analyzes its historical collection experience, customer credit-worthiness, current economic trends and changes in customer payment terms.

Derivative instruments and hedging activities

The Company periodically enters into foreign currency option contracts to reduce the risks associated with changes in foreign currency exchange rates. The Company recognizes all derivatives on the balance sheet at fair value. The foreign currency contracts do not meet the requirements for hedge accounting.

Inventories

Inventories primarily consist of finished goods and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence or impaired balances.

Property and equipment

Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives to their residual value of the related assets, generally as follows:

•	computer equipment - two to four years;

•	office furniture and equipment - two to five years;

•	vehicles - four to five years; and

•	leasehold improvements - the shorter of the lease term or the estimated useful life of the asset.

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

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of tangible and identifiable intangible assets acquired less liabilities assumed. The Company performs an annual impairment test in the fourth quarter of each financial year or more frequently if impairment indicators are present. The Company operates in one operating segment and this segment comprises its only reporting unit.

For 2010, the Company performed the two-step annual impairment test and no impairment losses were identified. In quarter four of 2011, the Company adopted the guidance in ASU No. 2011-08, “Intangibles, Goodwill and Other (Topic 350), Testing Goodwill for Impairment” for its annual goodwill impairment test. In performing the 2011 and 2012 goodwill impairment tests, the Company assessed relevant qualitative factors to determine whether it is more likely than not that the fair value of its one reporting unit is less than its carrying amount. The qualitative factors AVG considered included, but were not limited to, general economic conditions, outlook for the software industry, the Company’s recent and forecasted financial performance and the fair value of the Company’s shares. After considering such factors, the Company concluded it is not more likely than not that the fair value of its reporting unit is less than its carrying amount and thus did not perform the two-step impairment test.

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

In connection with software development costs, the Company recognizes assets for software programs to be used solely to meet the Company’s internal needs. The recognized assets concern the costs incurred during the application development stage for these software programs. Amortization is computed on a straight-line basis over the estimated useful lives generally between three to five years.

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

Investments

Debt securities are classified as held-to-maturity and carried at amortized cost as management has the positive intent and ability to hold them until maturity. Dividend and interest income from these securities shall be included in earnings. Management evaluates debt securities for other-than-temporary impairment (“OTTI”) in each reporting period and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: i) OTTI related to credit loss, which is recognized in earnings and ii) OTTI related to other factors, which is recognized in other comprehensive income (loss).

Income taxes

The income tax expense for the period comprises current and deferred tax. Income tax is recognized in the consolidated statements of comprehensive income, except to the extent it relates to items recognized in other comprehensive income or directly in equity. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards in each jurisdiction in which the Company operates. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. Unless otherwise disclosed, goodwill is not deductible for tax purposes. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

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

Liabilities with respect to cash-settled, share-based compensation are recognized as a liability and re-measured at each balance sheet date through the consolidated statement of comprehensive income.

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

Termination benefits and other termination costs

Contractual termination benefits are payable when employment is terminated due to an event specified in the provisions of a social/labor plan or statutory law. A liability is recognized when it is probable that employees will be entitled to the benefits and the amount can be estimated. One time termination benefits are payable when the Company offers, for a short period of time, additional benefits to employees electing voluntary termination, including early retirement. A liability is recognized when the Company is committed to make payments and the number of affected employees and the benefits received are known to both parties. Other involuntary termination benefits are payable when employment is terminated due to an event not specified in the provisions of a social/labor plan or statutory law. A liability is recognized when the Company is demonstrably committed to terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal and can reasonably estimate such amount. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Contract termination costs for a contract terminated before the end of its term are recognized when the Company terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is recognized at the cease-use date. Other costs associated with an exit or disposal activity are recognized when incurred, even if the costs are incremental to other operating costs.

Loss contingencies

The Company provides for contingent liabilities when (i) it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred.

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

Earnings per share

In accordance with Accounting Standards Codification (“ASC”) 260 “Earnings Per Share”, basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury method), upon subscription of AVG shares by TuneUp former owners and upon the conversion of the Company’s Class D preferred shares.

The Company applied the two-class method when computing its earnings per share, which required that net income per share for each class of share (ordinary shares and preferred shares) be calculated assuming 100% of the Company’s net income is distributed as dividends to each class of share based on their contractual rights. Until the conversion date at the closing date of the IPO, the Class D Preferred shareholders had the right to participate with ordinary shareholders in dividends and unallocated income.

Share issuance costs

Direct costs incurred in obtaining capital by issuing shares, as well as costs incurred through contractual obligations for other offerings are deducted from the related proceeds and the net amount recorded as additional paid-in capital in the period when such shares are issued.

Treasury shares

Treasury shares refer to the Company’s own outstanding shares that were reacquired by the Company. Treasury shares that were repurchased for purposes other than retirement, or whose ultimate disposition has not yet been decided, are recognized at cost and deducted from shareholders’ deficit. When the treasury shares are reissued, proceeds in excess of cost are credited to Additional paid-in capital. Any deficiency is charged to Retained earnings. Any ordinary shares that the Company holds in its own capital may not be voted and no dividends are allocated to the treasury shares.

Adopted accounting pronouncements

Fair Value Measurement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance related to Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards (“IFRS”), changes some fair value measurement principles and requires additional disclosure. The Accounting Standards Update (“ASU”) was effective for interim and annual periods beginning on or after December 15, 2011. The adoption of this amendment in 2012 did not have a material effect on the presentation of our consolidated financial statements.

Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, related to ASC Topic 220, Comprehensive Income: Presentation of Comprehensive Income and in December 2011 the FASB issued ASU 2011-12, Deferral of the

Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05, which was effective from interim and annual periods beginning on or after December 15, 2011. These standards eliminate the previous option to report other comprehensive income and its components in the statement of shareholders’ deficit. The amendments in this update were early adopted by the Company in 2011 and did not have a material impact on the consolidated financial statements.

Testing indefinite-lived intangible assets for impairment

In July 2012, the FASB issued ASU 2012-02 related to ASC Topic 350, Intangibles – Goodwill and Other. The accounting standard update adds an optional qualitative assessment for determining whether an indefinite-lived intangible asset is impaired, similar to the goodwill guidance issued in ASU 2011-08. Companies have the option to first perform a qualitative assessment to determine whether it is more likely than not (a likelihood of more than 50%) that an indefinite-lived intangible asset is impaired. If a company determines that it is more likely than not that the fair value of such an asset exceeds its carrying amount, it would not need to calculate the fair value of the asset in that year. However, if a company concludes otherwise, it must perform the annual quantitative impairment test. The guidance was early adopted by the Company in 2012 and did not have a material impact on the consolidated financial statements given the immaterial carrying amount of indefinite-lived intangible assets.

Recent accounting pronouncements not adopted as of December 31, 2012

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities. The standard requires disclosures to provide information to help reconcile differences in the offsetting requirements under U.S. GAAP and IFRS. The differences in the offsetting requirements account for a difference in the amounts presented in statements of financial position (balance sheets) prepared in accordance with U.S. GAAP and IFRS. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this amendment does not have a material impact on the presentation of our consolidated financial statements.

Technical corrections and improvements

In October 2012, the FASB issued ASU No. 2014-04, Technical Corrections and Improvements. This ASU makes certain technical corrections (i.e., relatively minor corrections and clarifications) and “conforming fair value amendments” to the FASB Accounting Standards Codification (the “Codification”). The new guidance will be effective for fiscal years beginning after December 15, 2012. We do not anticipate material impacts on our consolidated financial statements upon adoption.

Note 3. Acquisitions

2012 acquisitions

Purchase of OpenInstall, Inc.

On January 13, 2012, AVG Technologies USA, Inc. acquired 100% of the outstanding shares of OpenInstall, Inc. (“OpenInstall”), a technology company based in the United States that provides a cloud-based software installation platform that allows for more efficient distribution of software products, provides related analytics and is complementary to AVG’s secure search, performance optimization and other software offerings. The results of operations from the acquired business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for OpenInstall was not material to the Company’s financial results and was therefore not included. The Company recorded acquisition-related transaction costs of $468, which were included in general and administrative expenses.

The net assets acquired in the transaction, and the goodwill arising from it, were determined as follows:

Net assets(1)	$41
Intangible assets(2)	3,265
Deferred tax liabilities	(1,216)
Goodwill(3)	3,559

Total purchase consideration	$5,649

(1)	Net assets included property and equipment of $19, and net working capital of $22. The cash acquired in the transaction totaled $102.
(2)	Intangible assets included developed technology of $3,200 and domain names of $65, which are amortized over their estimated useful lives of 5 and 8 years respectively.
(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of OpenInstall technology with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$4,049
Deferred purchase consideration(4)	1,600

$5,649

(4)	The purchase consideration was deferred for a period up to 12 months after the acquisition date and was paid during the financial year 2012.

At the time of acquisition the Company also entered into employment agreements with certain employee shareholders of OpenInstall, which include an incentive compensation arrangement for up to a maximum of $22.5 million of payments contingent upon achieving certain profit targets over three years and a retention compensation of $2.5 million in cash over two years. Such payments are accounted for as compensation expense in the periods earned. During the financial year 2012, the Company recorded a total compensation expense of $2,870, which was included in research and development expenses.

Purchase of Crossloop, Inc.

On July 6, 2012, the Company acquired the assets of Crossloop, Inc. (“Crossloop”), a Delaware corporation engaged in the business of offering software applications for desktop sharing and connecting computer users with service providers. The results of operations from the acquired Crossloop business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for Crossloop was not material to the Company’s financial results and was therefore not included. The Company recorded acquisition-related transaction costs of $147, which were included in general and administrative expenses.

The net assets acquired in the transaction were determined as follows:

Net assets	$—
Intangible assets(1)	600
Goodwill	—

Total purchase consideration	$600

(1)	Intangible assets included developed technology of $600, which is amortized over its estimated useful life of 5 years.

Components of consideration:
Cash consideration paid	$500
Cash consideration expected to be paid in earn-out payment (2)	100

$600

(2)	The earn-out payment was contingent upon achievement of certain milestones on or before October 1, 2012 and the fulfillment of some contractual conditions.

Purchase of Avalanche

On October 1, 2012, AVG Technologies AU Pty Ltd and AVG Ecommerce CY Ltd entered into an asset purchase agreement to acquire certain assets and liabilities and the on-going distribution activities of AVG products in the Australian and Pacific region from AVG (AU/NZ) PTY LTD, Avalanche Technology Group Pty Ltd and Coreen Investments Pty Ltd (collectively, “Avalanche”). The results of operations from the acquired Avalanche business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for Avalanche was not material to the Company’s financial results and was therefore not included. The Company incurred acquisition-related transaction costs of $313, which were recorded in general and administrative expenses.

The net assets acquired in the transaction, and the goodwill arising from it, were determined as follows:

Net assets(1)	$672
Intangible assets(2)	3,974
Goodwill(3)	5,647

Total purchase consideration	$10,293

(1)	Net assets included property and equipment of $162, deferred tax assets of $644 and net working capital and other liabilities of $(134).
(2)	Intangible assets included customer list of $3,797, software of $21 and other intangible assets of $156, which are amortized over their estimated useful lives of 5, 3 and 2 years respectively.
(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Avalanche distribution network.

Components of consideration:
Cash consideration paid	$7,450
Cash consideration expected to be paid in earn-out payment(4)	2,843

$10,293

(4)

If certain performance milestones have been met the Company is required to pay a performance earn-out with respect to the years ended on June 30, 2013 and June 30, 2014. The earn-out payments are capped at $2,250 a year. The estimated fair value of the performance earn-out is $2,843.

2011 acquisitions

Purchase of DroidSecurity Ltd.

On January 4, 2011, the Company acquired 100% of the outstanding shares of DroidSecurity Ltd. (“Droid”), an Israeli producer of anti-virus software for Android devices. The results of operations of Droid were included in the consolidated statements of comprehensive income since the date of acquisition. Supplemental pro forma information for Droid was not material to the Company’s financial results and was therefore not included. For financial year 2011, the Company recorded acquisition-related transaction costs of $202, which were included in general and administrative expenses.

The net assets acquired in the transaction, and the goodwill, were determined as follows:

Net liabilities(1)	$(297)
Intangible assets(2)	1,104
Goodwill(3)	4,782

Total purchase consideration	$5,589

(1)	Net liabilities included deferred tax liability of $276 and net working capital and other liabilities of $21. The cash acquired in the transaction totaled $525.
(2)	Intangible assets included developed technology of $1,104, which is amortized over its estimated useful life of 4 years.
(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Droid software with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$4,400
Cash consideration expected to be paid in earn out payments(4)	1,189

$5,589

(4)

Earn out payments are capped at $5,300 and are primarily based on the number of users of Droid software in the period from acquisition to December 31, 2013. A portion of earn out payments with a fair value of $1,189 was classified as contingent consideration, with the remaining portion classified as compensation expense. During financial years 2011 and 2012, the Company paid in earn out payments classified as contingent consideration $738 and $546, respectively. In addition the Company recorded compensation expense of $1,142 and $2,461, respectively. The increase in 2012 compared to 2011 is a consequence of reassessed expected number of users, which resulted in the recognition of an additional compensation expense of $2,080 in 2012.

Purchase of iMedix Web Technologies Ltd.

On May 18, 2011, the Company acquired 100% of the outstanding shares of iMedix Web Technologies Ltd. (“iMedix”), a software developer based in Israel. The results of operations of iMedix were included in the consolidated statements of comprehensive income since the date of acquisition. Supplemental pro forma information for iMedix was not material to the Company’s financial results and was therefore not included. For financial year 2011, the Company recorded acquisition-related transaction costs of $309, which were included in general and administrative expenses.

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

(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of iMedix software with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$3,761
Deferred purchase consideration(4)	1,911

$5,672

(4)

The purchase consideration was deferred for the period of 12 months after the acquisition date and serves as a security for the indemnification obligations of the selling shareholders. During financial year 2012, the Company paid $1,900 of deferred purchase consideration.

At the time of acquisition the Company also entered into employment agreements with certain employees of iMedix, which included an incentive and retention compensation arrangement. These employees are entitled to a special bonus based on certain percentage of revenues achieved over three years. Such payments are accounted for as compensation expense in the periods earned. During the financial years 2011 and 2012, the Company recorded compensation expenses of $1,697 and $2,697, respectively, which were included in research and development expenses.

Purchase of TuneUp Software GmbH

On August 19, 2011, AVG Technologies GER GmbH acquired 100% of the voting interest in TuneUp Software GmbH (“TuneUp”), a Germany-based provider of intelligent software tools that enable users to optimize use of their operating systems and programs. The results of operations of TuneUp were included in the consolidated statements of comprehensive income since the date of acquisition. For financial year 2011, the Company incurred acquisition-related transaction costs of $1,817, which were recorded in general and administrative expenses.

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

			$45,020

(1)

Included in cash consideration paid is €5 million ($7.1 million) paid by AVG Technologies CY (a wholly owned subsidiary of AVG Technologies N.V.) in exchange for the internally developed intellectual property of TuneUp, which was received by TuneUp on August 17, 2011, prior to the closing of the acquisition. This has been adjusted from the cash and cash equivalents at acquisition of TuneUp along with a dividend payment of €3.5 million ($5.0 million) paid to the founders of TuneUp which was paid using the funds received from AVG Technologies CY immediately prior to acquisition.

(2)

Intangible assets included developed technology of $6,252, customer relationships of $1,378, brand and domain names of $9,432 and other intangibles of $28. Developed technology, customer relationships, brand and domain names and other intangibles are amortized over their estimated useful lives of 4 years, 5 years, 8 years and 4 years, respectively.

(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of TuneUp software with the Company’s existing solutions.
(4)

Contingent cash consideration up to €10.0 million ($14.4 million), which, on the date of acquisition, was estimated to have a fair value by the Company at €7.4 million ($10.6 million), was contingent based on the EBITDA value achieved and revenues generated from sales of TuneUp during financial year 2011. A payment of €7.5 million ($9.2 million) was made during the financial year 2012.

As part of the acquisition and apart from the contingent cash consideration above, the former owners of TuneUp were due to receive shares of AVG with a total value of €11.5 million or $16.5 million subject to their continued employment with the Company and other vesting conditions. The Company has been recognizing these share-based compensation expenses over a four-year vesting period. On December 20, 2012, the Company entered into a modification of this agreement as set out in Note 22.

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

The above unaudited pro forma financial information includes adjustments for amortization of identifiable intangible assets that were acquired of $1.5 million and $1.8 million and adjustments for incremental share-based compensation expense resulting from issuance of AVG shares to the sellers of TuneUp of $8.7 million and $1.2 million, for financial years 2010 and 2011, respectively, and adjustments to eliminate acquisition related costs incurred of $2.7 million in the historic statements of comprehensive income for financial year 2011. The related tax effect of the adjustments was included in the preparation of the above unaudited pro forma financial information. No effect has been given to cost reductions or synergies in this presentation. In management’s opinion, the unaudited pro forma combined net revenue and net income are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2010, nor are they indicative of future results of the combined companies.

Purchase of AVG Distribution Switzerland AG

On October 31, 2011, AVG Technologies Holdings B.V. purchased 100% of the shares of AVG Distribution Switzerland AG (“AVG DACH”), a Switzerland-based distributor of AVG products in Germany, Austria and Switzerland for €3.9 million ($5.4 million) and settled its pre-existing agency and distribution agreements with AVG DACH for €2.6 million ($3.7 million), in cash. The results of operations of AVG DACH were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for AVG DACH was not material to the Company’s financial results and was therefore not included. For financial year 2011, the Company incurred acquisition-related transaction costs of $70, which were recorded in general and administrative expenses.

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

(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of AVG DACH distribution network.

Components of consideration:
Cash consideration paid	$5,438

$5,438

Purchase of Bsecure

On October 26, 2011, AVG Technologies CY Limited and AVG Exploit Prevention Labs, Inc. entered jointly into an asset purchase agreement to acquire certain assets and liabilities from Bsecure Solutions, Inc., Bsecure Technologies, Inc., Bsecure Online, Inc., Bsecure Development, Inc. and Joseph Gregory (“Bsecure”), a U.S.-based provider of application service offerings featuring internet filtering and/or cloud-based management of information technology solutions. The results of operations from the acquired Bsecure business were included in the consolidated statements of comprehensive income from the date of acquisition, November 23, 2011. Supplemental pro forma information for Bsecure was not material to the Company’s financial results and was therefore not included. For financial year 2011, the Company incurred acquisition-related transaction costs of $355, which were recorded in general and administrative expenses.

The net assets acquired in the transaction, and the goodwill arising from it, were determined as follows:

Net liabilities(1)	$584
Intangible assets(2)	4,510
Goodwill(3)	1,445

Total purchase consideration	$6,539

(1)	Net assets included deferred revenue liability of $832, deferred tax assets of $1,166 and net working capital and other assets of $250.
(2)

Intangible assets included developed technology of $4,000, customer relationships of $490 and brand and domain names of $20, which are amortized over their estimated useful lives of 5 years, 5 years and 8 years, respectively.

(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Bsecure technology with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$4,799
Cash consideration expected to be paid in earn out payments(4)	1,740

$6,539

(4)

The earn out payments with a fair value of $1,740 are dependent upon achievement of certain milestones and were classified as contingent consideration. A payment of $2,000 was made during the financial year 2012.

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

As a part of the transaction, the Company also assumed a liability to pay up to $2,250 to the former owner subject to his continuing employment with the Company. The arrangement was deemed to be compensation for future employment services and therefore was excluded from the purchase consideration. In May 2011, the arrangement was amended and, as a result of this change in the agreement, the Company paid $2,405 to the former owner of WDS. During financial years 2010, 2011 and 2012, the Company recorded compensation expense of $625, $1,780 and nil, respectively, which were included in sales and marketing expenses.

Note 4. Cash and Cash Equivalents and Restricted Cash

As of December 31, 2011 and 2012, cash amounting to $58,622 and $46,088, respectively has been pledged as collateral to secure the long term debt (Note 12).

Cash restrictions as to withdrawal or usage related to the restricted cash as of December 31, 2012 were primarily due to office lease agreements and credit cards.

Note 5. Trade Accounts Receivable

The Company sells products and licenses through direct sales to customers and indirect sales with partners, distributors and resellers. In addition, the Company generates platform-derived revenues from third party Internet search engines. The trade accounts receivable include primarily receivables from the resellers and payment gateway providers as well as the receivables from the Internet search engines.

As of December 31, 2011 and 2012, the accounts receivable pledged as collateral to secure the long term debt totaled $21,520 and $30,633, respectively (Note 12). There is a first priority undisclosed right of pledge over future accounts receivable.

The allowance for doubtful accounts is comprised of the following activity:

	Year Ended December 31,
	2010	2011	2012
Balance at beginning of period	$332	$976	$1,734
Charged to operating expenses	798	884	216
Amount written-off or used	(154)	(126)	(138)

Balance at end of period	$976	$1,734	$1,812

The reserve for product returns is comprised of the following activity:

	Year Ended December 31,
	2010	2011	2012
Balance at beginning of period	$877	$715	$1,228
Charged against revenue	725	2,107	2,990
Amount written-off or used	(887)	(1,594)	(2,151)

Balance at end of period	$715	$1,228	$2,067

Note 6. Property and Equipment

The following table summarizes property and equipment by categories for the periods presented:

	December 31,
	2011	2012
Computer equipment	$15,053	$23,015
Office furniture and equipment	3,458	4,261
Vehicles	3,073	3,428
Leasehold improvements	3,040	3,344

Total property and equipment	24,624	34,048
Less: accumulated depreciation	(12,188)	(19,454)

Total property and equipment, net	$12,436	$14,594

Depreciation expense was $3,152, $5,348 and $7,619 in financial years 2010, 2011, and 2012, respectively.

During the financial year 2012, the Company recorded an impairment loss on office furniture and equipment, leasehold improvements and computer equipment, in total amount of $1,285 as a result of the Company’s intention to wind down its subsidiaries in Germany, China and Hong Kong as a consequence of a restructuring (Note 18).

As of December 31, 2011 and 2012, property and equipment with a carrying value of $7,162 and $1,777, respectively have been pledged as collateral to secure the long term debt (Note 12).

Note 7. Intangible Assets

	December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
Customer relationships	$11,697	$(3,792)	$7,905	4.0 years
Developed technology	24,607	(10,601)	14,006	4.0 years
Software	9,272	(4,623)	4,649	2.5 years
Brand and domain names and other intangibles	9,450	(1,278)	8,172	7.5 years
Indefinite-lived trade names and other intangibles	303	—	303	Indefinite

Total	$55,329	$(20,294)	$35,035

	December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
Customer relationships	$15,600	$(6,304)	$9,296	4.0 years
Developed technology	25,821	(12,133)	13,688	4.0 years
Software	18,208	(7,737)	10,471	5.0 years
Brand and domain names and other intangibles	9,867	(2,418)	7,449	6.5 years
Indefinite-lived trade names and other intangibles	303	—	303	Indefinite

Total	$69,799	$(28,592)	$41,207

The major additions, other than acquisitions through business combination, relate to a new customer platform.

Amortization expense was $4,444, $6,501 and $11,250 in financial years 2010, 2011, and 2012, respectively.

As of December 31, 2011 and 2012, intangible assets with a carrying value of $16,903 and $17,928, respectively have been pledged as collateral to secure the long term debt (Note 12).

Total future amortization expense for intangible assets that have definite lives, based upon the Company’s existing intangible assets and their current estimated useful lives as of December 31, 2012, is estimated as follows:

2013	$12,036
2014	10,727
2015	8,192
2016	5,624
2017	2,492
Thereafter	1,833

Total	$40,904

During the financial year 2012, the Company recorded an impairment loss on software of $71 as a result of a restructuring (Note 18).

Note 8. Goodwill

The changes in the carrying amount of goodwill are as follows:

	Year Ended December 31,
	2011	2012
Net balance as of January 1	$33,919	$71,367
Acquired through acquisitions(1)	40,017	9,206
Adjustments(2)	1,055	—
Effects of foreign currency exchange(3)	(3,624)	703

Net balance as of December 31	$71,367	$81,276

(1)	See Note 3 for acquisitions completed in financial years 2011 and 2012.
(2)	Adjustments to goodwill are related to contingent consideration related to 2007 acquisitions paid in 2011.
(3)	There were no accumulated goodwill impairment losses as of December 31, 2011 and 2012.

As of December 31, 2011 and 2012, goodwill totalling $33,798 and $37,357, respectively has been pledged as collateral to secure the long term debt (Note 12).

Note 9. Investment in Equity Affiliate

On October 26, 2010, the Company acquired a 34.35% interest in Zbang It Ltd. (“Zbang”), an Israeli-based private company, for $800 in cash. Zbang is a developer of an integrated online communication application.

The changes in investment in equity affiliate are as follows:

	Year Ended December 31,
	2011	2012
Net balance as of January 1	$753	$511
Result from investment in equity affiliate	(242)	(511)

Net balance as of December 31	$511	$—

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

The Company has an option to purchase the remaining 65.65% ownership interest in Zbang at specified dates for consideration as determined pursuant to the terms specified in an option agreement entered into with Zbang. The period to exercise this option began on April 1, 2011 and expires on March 31, 2013. The Company determined the value of the option using a binomial option-pricing model. The value of the option is not considered material to the financial statements as of December 31, 2011 and 2012. The Company has concluded that the option does not meet the definition of a derivative under the authoritative guidance.

On August 2, 2011, the Company and Zbang entered into an agreement pursuant to which the Company granted to Zbang an unsecured loan of a principal amount of $500. The loan agreement was amended on February 26, 2012, and the principal amount of the loan provided increased to $680. A second amendment to the loan agreement dated May 18, 2012 increased the available facility amount to $1,180, of which $1,125 has been drawn down at December 31, 2012. All other terms and conditions included in the agreement dated August 2, 2011 remained the same. The loan bears interest at an annual rate of 5%. The balance of the loan at December 31, 2012, including accrued interest, of $1,177 was included in other current assets.

In December 2012, the Company started to negotiate to purchase Zbang’s technology and hire its developers and sell its minority share in Zbang for one U.S. dollar. The purchase consideration and fair value of the technology is estimated to be in excess of the loan receivable.

Note 10. Investments

On November 25, 2011, the Company consummated a unit purchase agreement with Scene, LLC (“Scene”), a U.S.-based provider of broadband speed testing and web-based network diagnostic applications, pursuant to which AVG acquired a 15% interest in Scene for a cash consideration of $9,750 paid at closing. In addition, on November 25, 2011, the Company entered into a right of first refusal and put and call agreement with Scene, pursuant to which Scene shall not enter into a change in control transaction (as defined in the agreement) without first offering the Company the right to enter into a change in control transaction with substantially the same terms and conditions as offered to a third party. The term of the right of first refusal terminated on September 30, 2012. Further, during the two month period beginning on January 1, 2013 and ending on February 28, 2013, the Company had the option to put all of its interest to Scene (put option) at a fixed price of $9,750 plus the amount of tax distributions owed to the Company. Management of the Company decided not to exercise the put option. During a three month period following the expiration of the put exercise period, Scene has the option to purchase the Company’s interest (call option) at a fixed price of $9,750 plus the amount of tax distributions owed to the Company. Additional amounts may be owed to the Company if Scene undertakes a change in control transaction during the one year period following the delivery of the call notice.

In accordance with the guidance in ASC 320 “Investments—Debt and Equity Securities”, the Company accounted for its investment in Scene as a debt security as the risks and rewards associated with the investment were retained by Scene because of the impact of the put and call options. The Company classified its debt security as held-to-maturity with a maturity date that coincides with the expiration of the put option. Management has the positive intent and ability to hold this security until maturity. Investments in debt securities classified as held-to-maturity are measured at amortized cost in the statement of financial position and any dividends and interest income are recorded in earnings. The carrying value of the Company’s investment in Scene as of December 31, 2011 was $9,750. During the financial years 2011 and 2012, the Company received distributions of nil and $339, respectively, which were recorded as dividend income in Other income (expense).

In addition, on November 25, 2011, the Company entered into a strategic cooperation agreement with Scene, which ended on December 31, 2012, to market and promote their respective products and paid a $2,000 fee for marketing and promotional services.

Note 11. Related Party Transactions

Czech Value Participations I Inc.

On December 2, 2011, AVG entered into a consultancy agreement with Czech Value Participations I Inc. (“CVP1”), effective as of February 1, 2011, under which Robert Cohen, a contractor to CVP1, managing partner of Benson Oak Capital and former observer of the Company’s supervisory board, advises the Company with respect to corporate development, including mergers and acquisitions policy and activities. Mr. Cohen has certain powers to direct Orangefield Trust B.V., the managing director of Grisoft Holdings B.V., a major shareholder of the Company, on how to vote the shares in AVG held of record by Grisoft Holdings B.V. Under this agreement, which was terminated in June 2012, the Company paid CVP1 approximately $19 per month plus a service success fee. The total fee, including the service success fee, for services rendered in 2011 and 2012 was $539 and $241, respectively and was recorded in general and administrative expenses. At December 31, 2011 and 2012, the fee owed to CVP1 amounted to $230 and nil, respectively and was included in accrued expenses and other current liabilities.

Zbang

The Company has related party transactions with Zbang, which constitute the financing arrangement described in Note 9.

Note 12. Debt

Credit facility

On March 15, 2011, the Company entered into a credit agreement with a group of financial institutions (the “Credit Facility”). The Credit Facility provides a $235 million loan that is unconditionally and irrevocably guaranteed, jointly and severally, by certain AVG Technologies N.V. subsidiaries and is further secured by certain tangible and intangible assets of the Company and its subsidiaries with covenants obliging the Company to pledge new assets over a certain threshold. The Credit Facility bears interest at an adjusted LIBOR rate plus 6.0% with a LIBOR floor of 1.5%. Interest on the loan is payable in arrears. The Credit Facility contains financial covenants, measured at the end of each quarter, including a covenant to maintain a specified consolidated leverage ratio and interest coverage ratio (as defined in the Credit Facility). Additionally, the Credit Facility contains affirmative covenants, including covenants regarding the payment of taxes, maintenance of insurance, reporting requirements and compliance with applicable laws. The Credit Facility contains negative covenants, among other things, limiting the Company’s ability to incur debt, make acquisitions, make certain restricted payments and sell assets. The events of default under the Credit Facility include payment defaults, cross defaults with certain other indebtedness, breaches of covenants, judgment defaults, bankruptcy events and the occurrence of a change in control (as defined in the Credit Facility). In addition, the Credit Facility contains requirements of additional mandatory repayments if the Company has excess cash levels at December 31 of each year. As of December 31, 2012, the Company was in compliance with all required covenants.

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

In connection with certain amendments made to the Credit Facility, the Company paid fees to the lenders of $423 in 2011. These fees are being amortized as an adjustment of interest expense over the remaining term of the Credit Facility using the interest method.

The amount of long-term debt under the Credit Facility shown in the accompanying consolidated balance sheet is analyzed as follows:

	December 31,
	2011	2012
Principal	$235,000	$235,000
Principal repaid	—	(134,137)

Outstanding amount	235,000	100,863
Unamortized deferred financing costs	(9,560)	(3,632)

Total debt	225,440	97,231
Less current portion	(41,125)	(12,226)

Non-current portion	$184,315	$85,005

The Credit Facility terminates on March 15, 2016, on which date the outstanding principal, together with accrued interest, will be due and payable. The Company may prepay any amounts outstanding under the Credit Facility and terminate the Credit Facility at any time, without premium or penalty, subject to reimbursement of certain costs.

Besides the mandatory principal payments of $38,137, the Company made voluntary prepayments of the principal in total amount of $96,000 during the financial year 2012. Pursuant to the terms of the Credit Facility the prepayments were applied proportionally to decrease future scheduled principal payments. As a result of the early settlement, the Company accelerated recognition of deferred financing costs of $3,496, which was recognized in Interest and finance costs.

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

As of December 31, 2012, the mandatory principal payments under the credit facility are as follows:

2013	$12,226
2014	12,226
2015	12,226
2016	64,185

Total	$100,863

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

On February 2, 2011, the Company fully repaid the outstanding balance of $1,125 and terminated its revolving credit facility.

Note 13. Derivative Instruments

The fair value of foreign currency contracts outstanding is presented below:

	December 31, 2011		December 31, 2012
	Notional U.S. dollar Equivalent	Asset Fair Value	Notional U.S. dollar Equivalent	Asset Fair Value
Foreign currency contracts	$20,000	$161	$17,000	$40

During 2010, 2011 and 2012, the Company recorded in Other income (expense), net losses on foreign currency contracts of $353, $522 and $102, respectively.

Note 14. Fair Value Measurements

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

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts (1)	$—	$161	$—	$161

Total assets measured at fair value	$—	$161	$—	$161

Liabilities:
Contingent purchase consideration liabilities (2)	$—	$—	$12,835	$12,835

Total liabilities measured at fair value	$—	$—	$12,835	$12,835

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts (1)	$—	$40	$—	$40

Total assets measured at fair value	$—	$40	$—	$40

Liabilities:
Contingent purchase consideration liabilities (2)	$—	$—	$3,395	$3,395

Total liabilities measured at fair value	$—	$—	$3,395	$3,395

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.
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

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 financial liabilities:

	Year Ended December 31,
	2010	2011	2012
Fair value - beginning of period	$6,384	$3,159	$12,835
Additions due to acquisitions	—	13,519	2,943
Change in fair value of Level 3 liabilities(3)	1,555	425	(130)
Effects of foreign currency exchange	—	(1,101)	(467)
Payments of contingent consideration	(4,780)	(3,167)	(11,786)

Fair value - end of period	$3,159	$12,835	$3,395

(3)

The change in fair value of the contingent purchase consideration liabilities, which was included in general and administrative expenses, is due to the passage of time and changes in the probability of achievement used to develop the estimate.

Assets and liabilities measured and recorded at fair value on a non-recurring basis

As a result of a restructuring (Note 18), the Company concluded that the fair value of the software and property and equipment held by the subsidiaries located in Germany, Hong Kong and China was nil and recorded an assets impairment of $1,286, since the estimated cash flow on assets is nil. The fair value amounts were derived using the income approach, which required Level 3 inputs such as estimated future cash flows.

Assets and liabilities for which fair value is only disclosed

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts

The fair value of the Company’s investment in Scene as of December 31, 2012 was estimated at $9,750. The Company classified its investment in Scene as Level 3, as unobservable inputs that were significant to the fair value measurement were used in the valuation of the investment. The valuation takes into account variables such as Scene’s capital structure and the terms of the investment including put and call options.

The fair value of long-term debt as of December 31, 2012 was $100,611 as compared to its carrying amount of $97,231 (Note 12). The fair value of long-term debt was estimated through Level 2 of the fair value hierarchy (average quoted price in the over-the counter-market). In the previous periods the Company estimated the fair value of long-term debt using a discounted cash flow model, based on the rates currently available for debt with similar terms and remaining maturities. The Company believes the change in valuation technique will improve the quality of the disclosures.

Note 15. Consolidated Balance Sheet Detail

Other current assets

Other current assets consist of the following:

	December 31,
	2011	2012
Loan provided to equity affiliate	$510	$1,177
Income tax receivable	3,622	2,367
VAT receivable	912	950
Withholding tax receivable	550	1,490
Foreign currency contracts	161	40
Other receivables	608	660

Total other current assets	$6,363	$6,684

Accrued compensation and benefits

Accrued compensation and benefits consist of the following:

	December 31,
	2011	2012
Salary and related benefits	$4,232	$5,724
Accrued vacation	1,446	2,292
Accrued incentive payments	10,263	11,036
Severance accrual	—	2,523

Total accrued compensation and benefits	$15,941	$21,575

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2011	2012
Accrued legal and professional fees	$4,707	$6,825
Accrued marketing	2,552	3,405
Accrued rent and service costs	671	2,031
Accrued sale commissions, rebates and discounts	2,006	2,517
Other accrued expenses	6,425	8,594
Cash settlement payable to the former owners of TuneUp (Note 22)	—	3,374
Deferred purchase consideration	1,911	—
Contingent purchase consideration	12,606	2,041

Total accrued expenses and other current liabilities	$30,878	$28,787

Other non-current liabilities

Other non-current liabilities consist of the following:

	December 31,
	2011	2012
Deferred rent	$2,238	$1,746
Contingent purchase consideration	229	1,354
Cash settlement payable to the former owners of TuneUp (Note 22)	—	883
Non-current accrued incentive payments	812	—
Other	118	113

Total other non-current liabilities	$3,397	$4,096

Note 16. Advertising Costs

Advertising costs include electronic and print advertising, trade shows, collateral production and all forms of direct marketing. Advertising costs included in sales and marketing expense for financial years 2010, 2011, and 2012 were $21,033, $33,486 and $35,822 respectively.

Note 17. Other Income (Expense), Net

	Year Ended December 31,
	2010	2011	2012
Interest income	$52	$69	$132
Interest on long-term debt	$(23)	$(14,310)	$(15,017)
Amortization of financing costs and loan discount	—	(2,108)	(5,928)
Bank charges and other finance costs	—	(163)	(222)

Interest and finance costs	$(23)	$(16,581)	$(21,167)
Foreign currency exchange transaction gains (losses), net	$2,182	$(73)	$(2,142)
Foreign currency contract gains (losses), net	(353)	(522)	(102)
Dividend income	—	—	339
Other	(136)	3	1

Other, net	$1,693	$(592)	$(1,904)

Total other income (expense), net	$1,722	$(17,104)	$(22,939)

Note 18. Restructuring

During the financial year 2012, the Company initiated the rationalization of the Company’s global operations, involving a wind down of its subsidiaries in Germany, China and Hong Kong, while their business activities will be absorbed by other AVG entities. The Company plans to complete the rationalization of operations during the second quarter of financial year 2013.

Restructuring related costs in 2012 totaled $5,146, including $2,885 related to severance and other benefits, $1,286 related to the impairment of property and equipment and intangible assets and $975 related primarily to closure and other contractual liabilities. From these restructuring costs, $57 was included in the cost of revenue, $1,494 in sales and marketing, $1,222 in research and development and $2,373 in general and administrative.

The following table summarizes the changes in the rationalization of operations related liabilities:

	Severance and other benefits	Closure and other contractual liabilities	Total
Balance at January 1, 2012	$—	$—	$—
Costs incurred and charged to expense	2,885	975	3,860
Costs paid or otherwise settled	(411)	—	(411)
Effects of foreign currency exchange	49	18	67

Balance at December 31, 2012	$2,523	$993	$3,516

Note 19. Commitments and Contingencies

Lease commitments

The Company leases its facilities and certain equipment under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term. Rent expense was $4,435, $4,382 and $6,561 in financial years 2010, 2011, and 2012, respectively.

The following is a schedule by years of minimum future rentals on non-cancelable operating leases as of December 31, 2012:

2013	$6,739
2014	5,046
2015	3,636
2016	2,281
2017	1,337
Thereafter	3,234

Total minimum future lease payments	$22,273

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by years of purchase obligations as of December 31, 2012:

2013	$351
2014	4
2015	3
2016	—
2017	—

Total minimum future purchase obligations	$358

Other commitments

In connection with the Company’s business combinations, the Company has agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with the Company of certain employees of the acquired entities. The Company recognized such compensation expense of $1,612, $4,619 and $8,138 during financial years 2010, 2011 and 2012, respectively. As of December 31, 2012, the Company estimated that future compensation expense and contingent consideration of up to $9,559 may be recognized as expense pursuant to these business combination agreements.

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

Certain employees of the Company have signed non-competition agreements pursuant to which the employee is obligated to abstain from any competitive activity within the scope of the Company’s business for up to 24 months following termination of the employment relationship. Dependent upon the possibility of waiver of such non-compete restrictions available to the Company, unless such waiver would only lift the non-compete restriction but not the obligation to pay, during such period the Company is obligated to pay the employee a certain percentage of her or his salary. Payments made under these agreements in financial years 2010, 2011 and 2012 were not material to the Company’s consolidated financial statements.

Litigation contingencies

The Company is also involved in other legal proceedings, disputes and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, disputes and claims individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial condition or results of operations.

Note 20. Geographic and Major Customer Information

The Company operates in one reportable segment. Revenues are attributed to countries based on the location of the Company’s channel partners as well as direct customers of the Company.

The following table represents revenue attributed to countries based on the location of the customer:

	Year Ended December 31,
	2010	2011	2012
Revenue:
United States	$127,966	$147,521	$179,893
United Kingdom	33,915	44,831	56,012
Other foreign countries(1)	55,337	80,040	120,061

	$217,218	$272,392	$355,966

(1)	No individual country represented more than 10% of the respective totals.

The following table represents revenue attributed to regions based on the location of the customer:

	Year Ended December 31,
	2010	2011	2012
Revenue:
Americas	$138,988	$163,464	$202,373
EMEA	67,981	94,976	134,133
Asia Pacific	10,249	13,952	19,460

	$217,218	$272,392	$355,966

The table below lists the Company’s property and equipment, net, by country.

	December 31,
	2011	2012
Long-lived assets:
Czech Republic	$7,385	$10,980
United States	2,874	2,344
Other foreign countries(1)	2,177	1,270

	$12,436	$14,594

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net of accumulated depreciation, by region.

	December 31,
	2011	2012
Long-lived assets:
Americas	$2,874	$2,344
EMEA	9,462	12,087
Asia Pacific	100	163

	$12,436	$14,594

Significant customers

Revenues in financial years 2010, 2011 and 2012 included revenues derived from significant business partners as follows (in percentages of total revenue):

	December 31,
	2010	2011	2012
Business partner:
Yahoo!	22%	6%	—
Google	—	28%	44%

Note 21. Ordinary and Preferred Shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2011
	Shares Authorized	Shares Issued	Shares Outstanding	Par value
Class A shares (“Class A shares”)	50,437,500	16,200,000	16,200,000	$212
Class B1 shares (“Class B1 shares”)	37,828,125	9,316,224	9,316,224	125
Class B2 shares (“Class B2 shares”)	12,609,375	3,283,776	3,283,776	44
Class C shares (“Class C shares”)	11,250,000	—	—	—
Class E shares (“Class E shares”)	50,437,500	7,200,000	7,200,000	95
Ordinary shares	50,437,500	—	—	—

Total	213,000,000	36,000,000	36,000,000	$476

	December 31, 2012
	Shares Authorized	Shares Issued	Shares Outstanding	Par value
Ordinary shares	120,000,000	54,385,951	54,019,154	$722

Total	120,000,000	54,385,951	54,019,154	$722

The pertinent rights and privileges of holders of ordinary shares are as follows:

Preemptive rights: Each holder of the ordinary shares has in principle preemptive rights in respect of all ordinary share issuances or grants or the rights to subscribe for ordinary shares, in proportion to the aggregate nominal value of ordinary shares held by such holder. Shareholders, however, have no preemptive rights in respect of the issuance of ordinary shares, or the grant of the right to subscribe for ordinary shares, which are issued or granted for a consideration other than cash, which are issued or granted to employees of the Company or of a group company of the Company, or in respect of the issuance of ordinary shares to any person who exercises a previously existing right to subscribe for ordinary shares. The general meeting of shareholders, however, resolved to restrict or exclude preemptive rights in respect of the issuance of ordinary shares and the grant of the right to subscribe for ordinary shares.

Liquidation rights: From the balance of the Company’s assets after payment of all debts and the costs of the liquidation will be paid first, to the extent possible, to the holders of the preference shares outstanding (if issued), the amount due on the preference shares, increased by a percentage equal to the average one-month EURIBOR, weighted to reflect the number of days for which the payment is made, plus a premium to be determined by the management board, subject to the approval of the supervisory board, of at least one percentage point and at most four percentage points, depending on the prevailing market conditions, calculated over each year or part of a year of the period commencing on the first day following the period over which the last distribution on the preference shares was paid and ending on the day of the payment on the preference shares. The previous sentence does not apply if the preference shares outstanding were issued and paid at the expense of the Company’s reserves. The balance remaining thereafter will be distributed to the holders of ordinary shares. All distributions on ordinary shares will be made in proportion to the number of ordinary shares held by each shareholder.

Voting rights: Each of the ordinary shares is entitled to one vote. Decisions of the general meeting of shareholders are taken by an absolute majority of valid votes cast, except where the laws of the Netherlands or the articles of association provide otherwise.

Distributions rights: The Company makes distributions to shareholders only to the extent that the Company’s equity exceeds the amount of the paid-in and called-up part of the issued share capital, increased by the reserves that are required to be maintained pursuant to the provisions of Dutch law or the articles of association. The management board determines, subject to the approval of the supervisory board, what portion of the profits will be reserved. Any profits remaining after payment of the preferred dividend on the preference shares, if issued, and reservation of profits will be put at the disposal of the general meeting of shareholders. The preference shares, if issued, would be entitled to receive annual preferential dividends of €1,000 in aggregate if the preference shares are fully paid up at the expense of the Company‘s reserves or, in other cases, of a percentage equal to the average one-month EURIBOR, weighted to reflect the number of days for which the payment is made, plus a premium to be determined by the management board, subject to the approval of the supervisory board, of at least one percentage point and at most four percentage points, depending on the prevailing market conditions. Distributions on the preference shares are calculated over the paid-up part of their nominal value.

Dividends restrictions: The credit facility (Note 12) contains restrictions that limit the Company’s ability to make distributions to shareholders.

Treasury shares

On August 24, 2012 the Company repurchased 370,925 of its own ordinary shares for $3,869 with the intention of holding them in treasury to re-issue them in the future. Upon exercise of share options on November 15, 2012, the Company re-issued 4,128 of these treasury shares. As at December 31, 2012 there were 366,797 shares held in treasury at a carrying value of $3,826.

Preferred shares

The Company’s authorized, issued and outstanding preferred shares consist of the following:

	December 31, 2011
	Shares Authorized	Shares Issued	Shares Outstanding	Carrying value
Class D preferred shares	12,000,000	12,000,000	12,000,000	$191,954

Total	12,000,000	12,000,000	12,000,000	$191,954

	December 31, 2012
	Shares Authorized	Shares Issued	Shares Outstanding	Carrying value
Preferred shares	120,000,000	—	—	$—

Total	120,000,000	—	—	$—

As of December 31, 2011, the Company classified its 12,000,000 Class D preferred shares outside of shareholders’ equity (deficit) because the shares contained certain redemption features that were not solely within the Company’s control. The 12,000,000 Class D preferred shares were converted into 12,000,000 ordinary shares upon the closing of the Company’s initial public offering as described below.

Initial public offering

AVG publicly filed its initial Form F-1 with the SEC on January 13, 2012 and on February 1, 2012 closed its initial public offering of 8,000,000 ordinary shares at an offering price of $16.00 per share. AVG offered 4,000,000 ordinary shares and the selling shareholders offered 4,000,000 ordinary shares. AVG did not receive any proceeds from the sale of the ordinary shares by the selling shareholders other than the proceeds from options which were exercised by certain selling shareholders in connection with the initial public offering. The initial public offering resulted in net proceeds to AVG of $52,698, after deducting underwriting discounts, commissions and offering expenses paid by AVG, net of income tax benefit. The right that was granted to the underwriters to purchase up to 1,200,000 ordinary shares from certain of the selling shareholders within 30 days of the initial public offering to cover over-allotments was not exercised.

Costs (net of income tax benefit of $1,703) of $11,302 directly associated with the initial public offering have been recorded as a reduction of the proceeds received in determining the amount to be recorded in additional paid-in capital. These costs were capitalized and recorded as prepaid share issuance cost prior to the closing of the initial public offering.

On February 7, 2012, upon the closing of the initial public offering, the Company’s Articles of Association were amended and restated in their entirety. As a result of this amendment, the authorized capital of the Company changed to €2,400,000 (prior to the amendment €2,250,000). The authorized capital is comprised of 240,000,000 shares with a nominal value of €0.01 per share and is divided into 120,000,000 ordinary shares and 120,000,000 preferred shares.

Upon the closing of the initial public offering, class A, B1, B2 and E shares were automatically converted into 36,000,000 ordinary shares with all special rights associated with the existing classes of shares ceasing to be applicable. Class D preferred shares were converted into 12,000,000 ordinary shares, with all special rights associated with Class D preferred shares ceasing to be applicable. In connection with this conversion, the accrued and unpaid dividends on Class D preferred shares of $2,555 were paid in cash. The Class D preferred shares carrying value was reclassified from the mezzanine section of the balance sheet to shareholders’ deficit.

On February 7, 2012, the Company issued 2,382,591 ordinary shares as a result of the exercise of the same number of share options.

Upon the exercise of the same number of share options, the Company issued 1,920 and 1,440 ordinary shares on May 15, 2012 and June 6, 2012, respectively.

Note 22. Share-Based Compensation

The following table sets forth the total share-based compensation expense under the 2009 Option Plan as amended and the share-based compensation expense related to the shares of AVG that the former owners of TuneUp will receive subject to their non-competition and other vesting conditions (Note 3) recognized in the consolidated statements of comprehensive income.

	Year Ended December 31,
	2010	2011	2012
Cost of revenue	$61	$21	$—
Sales and marketing	2,049	949	2,036
Research and development	1,008	1,116	1,652
General and administrative	3,655	4,310	12,495

Total	$6,773	$6,396	$16,183

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

Options granted prior to the 2009 Option Plan

Options were granted to certain employees on various dates prior to the introduction of the 2009 Option plan. These options were approved by the supervisory board at the time of option grant and generally vest over a two-year period. All such options were also ratified in, and are governed by, the 2009 Option Plan and the number of such options counts towards the limit on the total number of options the Company may issue.

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

The 2009 Option Plan was initially approved and adopted by the general meeting of shareholders on June 8, 2009 and was subsequently amended and restated effective on October 1, 2009, June 30, 2010, March 11, 2011, June 30, 2011, September 29, 2011 and January 30, 2012.

The total number of shares in respect of which options may be granted under the 2009 Option Plan is limited at 8,159,948. Options that lapse or are forfeited are available to be granted again. Options can only be granted to members of the management board of the Company and the supervisory board after prior approval of the general meeting of shareholders.

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

Share option modifications

On June 30, 2011, the supervisory board approved an amendment to the 2009 Option Plan to remove performance-based vesting conditions, including for options that were granted but unvested at such time by splitting such options into two awards, one for two-thirds as many options (“Base options”) and another for one-third as many options (“Additional options”). The Base options remained subject to service period vesting requirements as per the terms of the original plan. The Additional options were granted on the date of occurrence of a listing with service period vesting requirements after such date. The amendment is accounted for as a share option modification. The modification resulted in no incremental share-based compensation expense.

Share option activity

The following table summarizes share option activity:

	Number of Share Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value(1)
Outstanding - January 1, 2010	3,012,039	$3.43	7.63	$39,947
Granted	2,079,666	20.26
Exercised	—	—
Forfeited	(157,092)	16.98
Repurchased	(91,200)	—

Outstanding - December 31, 2010	4,843,413	$9.95	7.83	$73,274
Granted	1,058,161	22.76
Cancelled	(752,808)	—
Exercised	—	—
Forfeited	(820,056)	20.37
Repurchased	(20,000)	16.02

Outstanding - December 31, 2011	4,308,710	$7.63	6.94	$68,509
Granted	2,007,851	16.30
Cancelled	—	—
Exercised	(2,390,079)	(4.36)
Expired	(190,915)	16.76
Forfeited	(415,541)	18.66
Repurchased	(37,440)	8.79

Outstanding - December 31, 2012	3,282,586	16.40	8.35	$4,377

Vested and expected to vest—December 31, 2012	3,172,698	16.38	8.33	$4,312
Exercisable - December 31, 2012	965,580	4.17	2.30	$3,194

(1)	Intrinsic value is calculated as the difference between the fair value of AVG’s ordinary shares as of the end of each reporting period and the exercise price of the option.

Additional information regarding the Company’s share options outstanding as of December 31, 2012 is summarized below:

	Options Outstanding
Strike Price	Number of Share Options Outstanding	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price Per Share
$0.01 - $5.00	—	—	$—
$5.00 - $12.00	299,808	6.44	7.59
$12.00 - $20.00	2,161,382	8.77	15.15
$20.00 - $25.00	821,396	7.95	22.90

Total	3,282,586	8.35	$16.40

The following table summarizes the options granted in 2012 with their exercise prices, the fair value of ordinary shares as of the applicable grant date, and the intrinsic value, if any:

Grant Date	Number of Options Granted	Weighted- Average Exercise Price	Ordinary Shares Fair Value Per Share at Grant Date	Intrinsic Value
January 10, 2012	226,667	$23.50	$23.50	$—
February 7, 2012	1,340,684	$16.00	$16.00	$—
April 1, 2012	29,000	$14.93	$14.93	$—
May 14, 2012	269,000	$14.15	$14.15	$—
November 2, 2012	142,500	$12.06	$12.06	$—

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

Expected volatility. The expected volatility was based on the historical share volatilities of two of the Company’s publicly listed peers up to the point of listing and the Company’s share price post listing over a period equal to the expected term of the options as the Company did not have a sufficient trading history to use the volatility of its own ordinary shares in isolation.

Fair value of ordinary shares. Since the Company is publicly traded on the New York Stock Exchange the fair value of the ordinary shares underlying the share options is determined based on the market price.

Historically, the fair value has been determined by an unrelated party’s contemporaneous external valuation of the Company’s market value on the following dates: December 2006, December 2007, December 2009, December 2010, June 2011 and September 2011. A retrospective valuation of the Company’s market value for December 2008 was also undertaken by an external valuer. In December 2005 and October 2009 new investments in the Company’s common shares determined the fair value of its common shares at these dates.

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

A summary of the weighted-average assumptions is as follows:

	Year Ended December 31,
	2010	2011	2012
Risk free interest rate	1.84%	1.54%	0.65%
Weighted-average expected lives (years)	4	4	4.1
Volatility	40.03%	40.13%	39.86%
Dividend Yield	0.00%	0.00%	0.00%

Weighted-average grant date fair value (per share)	$6.44	$6.03	$5.29
Value Granted (total)	$13,395	$6,381	$10,622
Number granted in year	2,079,666	1,058,161	2,007,851

As of December 31, 2012, total compensation cost related to unvested share options granted to employees not yet recognized was $5,371 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 1.76 years and will be adjusted for subsequent changes in estimated forfeitures.

In financial years 2010, 2011 and 2012, the Company, at its discretion, repurchased options held by a limited number of terminated employees in an amount of $770, $186 and $919, respectively. At the time of settlement, these options were remeasured to their fair values in equity, with a corresponding charge to share-based compensation expense. The cash settlement amounts approximated the fair values at the settlement dates. Upon settlement the Company removed from equity the fair value of the repurchased options.

Shares issuable to TuneUp former owners

As part of the acquisition of TuneUp, the former owners of TuneUp were due to receive shares of AVG with at acquisition date a total fair value of €11.5 million subject to their continued employment with the Company and other vesting conditions. Approximately 50% of the share-based compensation was accounted for as equity-settlement and the other 50% was accounted for as cash-settlement. The Company recognizes the expense relating to these shares over a four-year vesting period.

During the year, the former owners became entitled to €1.4 million in shares in the Company, which was equal to 169,911 shares that are due to be issued in the course of the first half of the financial year 2013. As a result, the related liability was reclassified to Additional Paid-in Capital.

During financial year 2011, the Company recognized compensation expense of $3,124, which was included in general and administrative expenses. The Company recorded $1,562 as a liability because the Company was due to issue a variable number of shares with a value equal to a fixed amount on the vesting. The remaining $1,562 was recorded in Additional Paid-in Capital because the number of shares was fixed.

On December 20, 2012, the Company entered into a modification to the original agreement with the former owners. As a result of this modification, the remaining share-based compensation accounted for as cash-settlement in the amount of €4.3 million or $5.7 million will be paid in cash instead of shares. The cash will be settled in three installments that are due in January 2013, April 2013 and April 2014, for respectively €2.1 million, €1.1 million and €1.1 million. In the fourth quarter of 2012, one of the former owners resigned. As a consequence, share-based compensation in the amount of €2.2 million or $2.9 million was expensed immediately. During financial year 2012, the Company recognized compensation expense of $9,543 (including an additional expense of $2,864 relating to the modification), which was included in general and administrative expenses. As of December 31, 2012, the Company recorded $4,257 as a liability in relation to the cash-settlements. In addition, $8,410 was recorded in Additional Paid-in Capital on December 31, 2012.

As of December 31, 2012, total expected unrecognized share-based compensation expense relating to the unvested shares was $2.4 million. This amount is expected to be recognized over the remaining service period of the former owner.

Note 23. Income Taxes

The Company’s components of income before income taxes are as follows:

	Year Ended December 31,
	2010	2011	2012
Domestic	$(10,351)	$36,764	$37,071
Foreign	77,657	14,408	19,887

	$67,306	$51,172	$56,958

The components of the income tax provision (benefit) are as follows:

	Year Ended December 31,
	2010	2011	2012
Current:
Domestic	$—	$3,358	$(361)
Foreign	12,296	3,599	9,336

Total current provision	$12,296	$6,957	$8,975
Deferred:
Domestic	(1,430)	(50,646)	8,701
Foreign	(1,472)	(5,571)	(6,535)

Total deferred provision (benefit)	$(2,902)	$(56,217)	$2,166

Income tax provision (benefit)	$9,394	$(49,260)	$11,141

Reconciliation of income tax computed at the Netherlands statutory tax rate to the income tax provision (benefit) is as follows:

	Year Ended December 31,
	2010	2011	2012
Income tax expense at statutory rate (1)	$17,163	$12,793	$14,240
Foreign tax rate differential	(12,878)	(6,114)	(6,717)
Benefits from innovation tax regime	(21,562)	(2,721)	(5,847)
Non-deductible expenses	30,181	3,200	4,170
Valuation allowance	—	4,220	5,512
Group tax restructuring deferred tax asset	—	(58,494)	—
Other	(3,510)	(2,144)	(217)

Income tax provision (benefit)	$9,394	$(49,260)	$11,141

(1)	Statutory rate was 25.5% in 2010, 25% in 2011 and 25% in 2012.

Significant components of deferred tax assets are as follows:

	December 31,
	2011	2012
Deferred tax assets:
Fixed assets and intangible assets	$46,673	$33,641
Deferred revenues	21,544	31,392
Provisions and reserves	740	1,133
Net operating loss carry forwards	15,306	23,895
Other	81	179

Gross deferred tax assets	$84,344	$90,240
Valuation allowance	(6,200)	(11,359)

Total deferred tax asset	$78,144	$78,881

Deferred tax liabilities:
Deferred revenues	—	1,806

Total deferred tax liabilities	$—	$1,806

Net deferred tax asset	$78,144	$77,075

Deferred tax asset – current portion	$18,394	$24,361
Deferred tax asset – non-current portion	59,750	53,805
Deferred tax liability – current portion	—	1,091
Deferred tax liability – non-current portion	—	—

Net deferred tax asset	$78,144	$77,075

The Company maintains a valuation allowance on net operating losses and other deferred tax assets in jurisdictions for which it does not believe it is more-likely-than-not to realize those deferred tax assets based upon all available positive and negative evidence, including historical operating performance, carryback periods, reversal of taxable temporary differences, tax planning strategies and earnings expectations. The Company’s valuation allowance increased by $5,464 and $5,159 for the years ended December 31, 2011 and 2012, respectively.

The primary reason for the increase in tax expense for the year ended December 31, 2012 is the result of a deferred tax asset that arose due to a group restructuring that occurred in 2011. By undertaking this restructuring the Company optimized its tax rate and additional tax depreciation on certain assets, both of which result in cash tax savings to the Company thereby making additional cash available to the Company for additional investments in such areas as research and development.

As of December 31, 2012, the Company had net operating loss carry forwards of approximately $95,176 which will be available to offset future taxable income. If not used, approximately $73,133 of these carry forwards will expire between 2015 and 2031. The remaining portion of the carry forwards arose in jurisdictions where losses do not expire.

The Company intends to remit all earnings in its foreign subsidiaries but has determined that these earnings can be remitted tax free so no deferred tax liability has been established for any unremitted earnings.

The Company accounts for its uncertain tax positions in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FASB ASC 740-10”). As of December 31, 2011 and December 31, 2012, the Company had no unrecognized tax benefits. During the year ended December 31, 2011, the Company settled its sole uncertain tax position resulting in a benefit of $638.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. The Company had no amounts accrued for interest and penalties during the years presented.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years presented is as follows:

	Year Ended December 31,
	2010	2011	2012
Balance at January 1,	$—	$1,541	$—
Additions for tax positions taken during the current period	1,541	—	—
Reductions due to settlements with taxing authorities	—	(1,541)	—

Balance at December 31,	$1,541	$—	$—

The Company files numerous consolidated and separate company income tax returns in its domestic and foreign jurisdictions. The Company has no ongoing examinations with local tax authorities. The Company does not expect the amount of unrecognized tax benefits to materially change within the next twelve months. The table below summarizes the open tax years in major jurisdictions as of December 31, 2012:

Jurisdiction	Open Years	Ongoing Examinations
Netherlands	2006 - 2012	N/A
Czech Republic	2010 - 2012	N/A
United Kingdom	2011, 2012	N/A
United States	2010 - 2012	N/A
Germany	2009 - 2012	N/A
France	2010 - 2012	N/A
Hong Kong	2010 - 2012	N/A
Cyprus	2011, 2012	N/A
China	2010 - 2012	N/A
Israel	2007 - 2012	N/A
Switzerland	2010 - 2012	N/A

Note 24. Earnings Per Share

In accordance with ASC 260 “Earnings Per Share”, basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method), shares issuable upon subscription of AVG shares by TuneUp former owners (using the treasury shares method) and ordinary shares issuable upon the conversion of the Company’s Class D preferred shares to ordinary shares (using the if-converted method).

The Company applied the two-class method when computing its earnings per share, which requires that net income per share for each class of share (ordinary shares and preferred shares) be calculated assuming 100% of the Company’s net income is distributed as dividends to each class of share based on their contractual rights. Class D preferred shareholders had the right to participate with ordinary shareholders in dividends and unallocated income. Since the conversion of Class D preferred shares to ordinary shares on February 7, 2012, the Company has only one class of securities that participate in dividends. Therefore the two-class method is not applicable for computing the earnings per share for the financial year 2012.

The following table sets forth the computation of basic and diluted earnings per outstanding ordinary share:

	Year Ended December 31,
	2010	2011	2012
Numerator:
Net income	$57,912	$100,432	$45,817
Preferred share dividends	(7,210)	(7,208)	(753)
Distributed and undistributed earnings to participating securities	(12,676)	(27,513)	—

Net income available to ordinary shareholders - basic	$38,026	$65,711	$45,064
Preferred share dividends	—	—	753

Net income available to ordinary shareholders - diluted	$38,026	$65,711	$45,817
Denominator:
Weighted-average ordinary shares outstanding - basic	36,000,000	36,000,000	52,395,427
Potential ordinary shares	2,585,664	2,974,953	1,913,091

Weighted-average ordinary shares outstanding - diluted	38,585,664	38,974,953	54,308,518

Earnings per ordinary share - basic	$1.06	$1.83	$0.86
Earnings per ordinary share - diluted	$0.99	$1.69	$0.84

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Year Ended December 31,
	2010	2011	2012
Class D preferred shares	12,000,000	12,000,000	—
Options to purchase ordinary shares	6,250	247,313	2,710,994

Anti-dilutive shares	12,006,250	12,247,313	2,710,994

Note 25. Subsequent Events

Asset purchase agreement

On January 28, 2013, AVG Netherlands B.V. and OpenInstall, Inc. entered into an asset purchase agreement to acquire certain assets and liabilities from Angle Labs, a mobile application developer based in the United States for a consideration of $3.2 million.

Expiry of put option over our investment in Scene LLC

On February 28, 2013 our put option to require the repurchase of our 15% investment in Scene LLC expired and is no longer exercisable. Scene LLC still has a call option to repurchase that investment at its carrying value of $9.75 million that expires on May 30, 2013.

Termination of our equity investment in Zbang It Ltd

In March 2013 we agreed to terminate our equity investment in Zbang It Ltd, a developer of mobile applications. As part of this transaction, we acquired the rights to the technology developed by Zbang It Ltd for consideration of $1.4 million, and Zbang It Ltd repaid its loan due to AVG of $1.2 million. We sold our shares in Zbang It Ltd to its founder for one U.S. dollar, following which Zbang It Ltd has ceased to be an equity affiliate.

Cyprus bank bail out

In March 2013, the government of Cyprus announced plans to impose a levy on deposits with Cypriot banks and to increase corporate income taxes from 10% to 12.5% as part of a package to bail out the Cypriot banking system. The one-off bank levy was immaterial. If the proposed increased corporate income tax rate of 12.5% had applied to the 2012 fiscal year, the current tax payable for the year in Cyprus would have been increased by an amount on the order of $0.7 million.