Form 20-F
period 2013-12-31
AVG Technologies N.V.
filed 2014-03-25
CIK 1528903

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Title of each class	Number of shares outstanding
Ordinary shares	53,150,630

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) (or for such shorter period that the Registrant was required to file such reports).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

The registrant is an “emerging growth company” that has not elected to take advantage of the extended transition period provided in section 13(a) of the Exchange Act for complying with new or revised accounting standards.

FORWARD-LOOKING STATEMENTS

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

All forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties. Forward-looking statements in this Annual Report include, but are not limited to, statements about:

•	changes in international or national tax regulations and related proposals;

•	changes in our growth strategies;

•	changes in our future prospects, business development, results of operations and financial condition;

•	changes to the online and computer threat environment and the endpoint security industry;

•	competition from local and international companies, new entrants in the market and changes to the competitive landscape;

•	the adoption of new, or changes to existing, laws and regulations;

•	flaws in the assumptions underlying the calculation of our key metrics, including the number of our active users, revenue per average active user, subscription revenue per subscriber and platform revenue per thousand searches;

•	potential effects of changes in the applicable search guidelines of our search partners;

•	the termination of or changes to our relationships with our partners, including Google, and other third parties;

•	changes in our and our partners’ responses to privacy concerns;

•	our ability to successfully diversify our portfolio of search partners;

•	our plans to launch new products, such as AVG Zen, and online services and monetize our full user base;

•	our ability to attract and retain active and subscription users;

•	our ability to retain key personnel and attract new talent;

•	our ability to adequately protect our intellectual property;

•	flaws in our internal controls or IT systems;

•	our geographic expansion plans;

•	the anticipated costs and benefits of our acquisitions;

•	the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights;

•	our legal and regulatory compliance efforts; and

•	worldwide economic conditions and their impact on demand for our products and services.

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

In presenting and discussing our financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation or as alternatives to the equivalent U.S. GAAP measures and should be used in conjunction with the most directly comparable U.S. GAAP measures. A discussion of non-GAAP measures included in this Annual Report and a reconciliation of such measures to the most directly comparable U.S. GAAP measures are contained in this Annual Report under “Item 5. Operating and Financial Review and Prospects—A. Operating results—Non-GAAP Measures.”

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report to “AVG” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to AVG Technologies N.V. and its subsidiaries, or if before November 25, 2011, to our predecessor company and former wholly owned subsidiary AVG Technologies N.V. and its subsidiaries. See “Item 4. Information on the Company—A. History and development of the company.” AVG®, The Online Security Company™, Devices. Data. People™., AVG Zen™, Be Yourself™, LinkScanner®, AVG CloudCareTM, AVG PC TuneUp and our logo are our key brands, and are variously registered in several jurisdictions. This Annual Report contains references to these and others of our trademarks and names and those of other entities and all these references may omit the ® or ™ symbols solely for convenience. Such references are not intended, however, to imply that we will not enforce our rights in any of our marks to the fullest extent permitted by law. This Annual Report also contains references to third party trademarks, and references to these third party marks may omit the ® or ™ symbols solely for convenience. All trademarks are property of their respective owners.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the consolidated statements of comprehensive income data and the consolidated balance sheets data for the years ended, and as of, December 31, 2009, 2010, 2011, 2012, and 2013 from our audited consolidated financial statements. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects”, appearing elsewhere in this Annual Report in Form 20-F. Our reporting currency is the U.S. dollar. Our historical results are not necessarily indicative of our results to be expected in any future period. We have prepared the financial statements included in this Annual Report in accordance with U.S. GAAP.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. dollars, except for share data and per share data)
Statement of Comprehensive Income Data and Other Operating Metrics:
Revenue:
Subscription	$151,365	$166,904	$175,654	$196,858	$250,839
Platform-derived	30,603	50,314	96,738	159,108	156,274

Total revenue	181,968	217,218	272,392	355,966	407,113

Cost of revenue:(1)
Subscription	(30,112)	(26,686)	(23,374)	(27,064)	(30,027)
Platform-derived	(1,308)	(2,293)	(7,849)	(27,320)	(38,818)

Total cost of revenue	(31,420)	(28,979)	(31,223)	(54,384)	(68,845)

Gross profit	150,548	188,239	241,169	301,582	338,268

Operating expenses:(1)
Research and development	(19,533)	(23,364)	(35,008)	(55,485)	(60,885)
Sales and marketing	(45,988)	(58,562)	(76,933)	(92,198)	(96,382)
General and administrative	(24,404)	(40,683)	(60,710)	(73,491)	(70,902)

Total operating expenses	(89,925)	(122,609)	(172,651)	(221,174)	(228,169)

Operating income	60,623	65,630	68,518	80,408	110,099
Other income (expense), net	(1,600)	1,722	(17,104)	(22,939)	(7,379)

Income before income taxes and loss from investment in equity affiliate	59,023	67,352	51,414	57,469	102,720
Income tax (provision) benefit	(6,538)	(9,394)	49,260	(11,141)	(39,006)
Loss from investment in equity affiliate	—	(46)	(242)	(511)	—

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. dollars, except for share data and per share data)
Statement of Comprehensive Income Data and Other Operating Metrics (continued):
Net income	52,485	57,912	100,432	45,817	63,714
Preferred share dividends	(1,802)	(7,210)	(7,208)	(753)	—
Distributed and undistributed earnings to participating securities	—	(12,676)	(27,513)	—	—
Net income available to ordinary shareholders—basic(2)	$50,683	$38,026	$65,711	$45,064	$63,714

Earnings per ordinary share—basic(2)	$1.19	$1.06	$1.83	$0.86	$1.18
Earnings per ordinary share—diluted(2)	$1.09	$0.99	$1.69	$0.84	$1.16
Weighted-average ordinary shares outstanding—basic(2)	42,750,000	36,000,000	36,000,000	52,395,427	54,208,065
Weighted-average ordinary shares outstanding—diluted(2)	48,155,490	38,585,664	38,974,953	54,308,518	54,710,704

(1)	We have recognized employee share-based compensation in the consolidated statements of comprehensive income for the periods indicated as follows:

	Year ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars)
Cost of revenue	$21	$—	$40
Research and development	1,116	1,652	1,013
Sales and marketing	949	2,036	1,172
General and administrative	4,310	12,495	6,702

Total share-based compensation expense	$6,396	$16,183	$8,927

(2)	During the 2011 fiscal year the Company had 12 million Class D preferred shares which were entitled to a preference dividend of approximately $1.8 million per calendar quarter, as well as their pro rata amount of net income assuming distribution to each separate class of shareholder. These shares were excluded from calculations of net income available to ordinary shareholders—basic. At the time of the initial public offering, or IPO, these shares converted to ordinary shares on a 1-for-1 basis, and preference dividends are no longer payable.

	2009	2010	2011	2012	2013
Cash dividends declared per ordinary share	$3.28	$0.83	$4.53	$—	$—
Cash dividends declared per preferred share	$—	$1.43	$5.13	$0.21	$—

	Year ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars, except for user data)
Net cash provided by operating activities	$82,911	$119,306	$145,204
Net cash used in investing activities	$(69,544)	$(30,242	$(39,755)
Net cash used in financing activities	$(15,329)	$(100,325)	$(114,295)
Active users (in millions)(1)	108	146	177
Subscription users (in millions)(2)	15	15	16
Revenue per average active user(3)	$2.65	$2.80	$2.52

(1)

Active users are those that (i) have downloaded and installed our free software on a PC and have connected to our server at least twice, including at least once in the preceding 30-day period, (ii) represent a unique mobile device, which has installed one or more of our mobile applications, from which at least one application has contacted our server twice in the preceding 30-day period (with at least 24 hours between the first and second contact), (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. For further detail on our definition and counting of active users, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Key Metrics—Active, subscription, and stand-alone secure users.”
(2)	Subscription users are active users who subscribe to our premium products and online services, the primary component of our subscription revenue. Payments from subscription users make up the substantial majority of subscription revenue. For further detail on our definition and counting of subscription users, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Key Metrics—Active, subscription, and stand-alone secure users.”
(3)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. dollars, except for share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$47,711	$63,146	$60,740	$51,890	$42,349
Working capital (deficit)	(41,804)	(34,234)	(100,871)	(102,192)	(119,569)
Goodwill and other intangible assets, net	40,711	42,213	106,402	122,483	144,420
Total assets	143,787	175,957	311,635	323,466	306,782
Deferred revenue, current	101,147	107,214	120,269	148,308	164,136
Deferred revenue, less current portion	27,925	28,213	30,839	32,848	33,050
Debt	1,072	1,050	225,440	97,231	30,000
Total liabilities	159,518	176,717	441,960	346,036	297,616
Net assets (liabilities)	(15,731)	(760)	(130,325)	(22,570)	9,166
Class D preferred shares(1)(2)	191,954	191,954	191,954	—	—
Total shareholders’ equity (deficit)(1)(2)	(207,685)	(192,714)	(322,279)	(22,570)	9,166

(1)	In connection with the initial investment in us in October 2009 by TA Coöperatief (which subsequently transferred such investment to TA Sàrl), we amended our articles of association and converted 5,850,000 outstanding Class A ordinary shares and 3,150,000 outstanding Class B ordinary shares into an aggregate of 9,000,000 Class D preferred shares, which our shareholders then sold to TA Coöperatief. At the same time we also issued 3,000,000 Class D preferred shares to TA Coöperatief for $47.8 million, net of issuance costs. We recorded a distribution in excess of capital in shareholders’ equity (deficit) of $144.1 million in connection with the conversion into 9,000,000 Class D preferred shares of ordinary shares and the issuance of 3,000,000 Class D preferred shares to TA Coöperatief.
(2)	Upon the closing of the IPO, the Class D preferred shares were converted into 12,000,000 ordinary shares. In addition, we closed the IPO of 8,000,000 ordinary shares at an offering price of $16.00 per share. We offered 4,000,000 ordinary shares and the selling shareholders offered 4,000,000 ordinary shares. We did not receive any proceeds from the sale of the ordinary shares by the selling shareholders other than the proceeds from options which were exercised by certain selling shareholders in connection with the IPO. The IPO resulted in net proceeds of $50.9 million, after deducting underwriting discounts, commissions and offering expenses paid by us.

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

This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Forward-looking statements” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks relating to our business and our industry

We must successfully adapt our business in response to the fast changing technological environment facing our consumers and small and medium-sized businesses, including the increasing use of mobile devices and the introduction of new systems, networks and standards, or our business, operating results and financial condition may be adversely affected.

The technology environment has changed and continues to change rapidly as the use of mobile devices, including smartphones and tablets, increases significantly, as consumers increasingly engage with Internet based services such as social network applications and as an increasing percentage of the world’s population is connected to the Internet. In order to deliver high quality products, it is important that our products work well with a range of mobile devices, systems, networks, and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these devices, systems, networks, or standards.

These technological changes may threaten our existing revenue streams, which are currently principally reliant on PC-based products and services to generate both subscription and platform-derived revenues. We have not currently achieved any material monetization from our mobile-based or integrated cross-platform products and services; our future success will be dependent on our ability to do so.

Our failure to adapt to these changes and deliver new products and services meeting the consumers’ needs that can be successfully monetized would materially and adversely affect our business, financial condition and results of operations.

Our business model is evolving and we may be unable to increase or monetize our active user base sufficiently to increase or maintain our profitability.

Our business model has evolved in recent years toward seeking to increase and monetize our active user base through a variety of means rather than drawing revenue primarily from users purchasing subscriptions to our premium products and online services. To expand our user base, we have added and plan to continue to add new products and online services to our product portfolio, broadening our focus beyond security solutions and increasing our support for mobile computing devices, including smartphones and tablets. The evolution of our business model is ongoing and may depart further from the subscription-based model we used for much of our operating history.

We may be unsuccessful in executing our new business model of adding compelling new products and online services and monetizing all of our active user base. To date our primary means of monetizing our active user base indirectly has been our dynamic secure search solution provided pursuant to agreements with search providers such as Google, Yahoo!, Seznam and Yandex. These search agreements have provided us with a significant revenue stream in past years. This revenue stream was impacted by the Google guideline changes announced in February 2013 which subsequently led to our decision in November 2013 to exit in a controlled manner the third party search distribution business, in which we distributed our stand-alone secure search solution in connection with the download of other companies’ products. The guideline changes, primarily the requirement for a customer to opt-in to accept the AVG search settings, also impacted our organic user base and we expect that revenue stream to decline in 2014. If there are further guideline changes which we are unable to mitigate, if all search providers decide to adopt an opt in policy, or if we cannot find additional methods of monetizing our active user base through products and online services that users find compelling, we may not be able to continue our recent growth and increase our revenue, margins and profitability. If our new methods of monetizing our active user base, attempts to expand that user base, or creation of new products and online services cannot be sustained, our revenue, margins and profitability could be adversely affected.

We must maintain our relationships with our existing users and attract new users if we are to continue to expand and improve the quality of our user base, which we may be unable to do.

A significant portion of our users cease using our products in any given period because the cost of switching to the products and online services of competitors on existing hardware, including mobile devices, is minimal and because competitors’ products are often preinstalled on new hardware purchased by our users, among other reasons. For example, in the security software market, new PCs are widely distributed with one of our competitors’ security products preinstalled. To continue to expand our user base, we must retain our existing users to the extent possible and continuously attract new users, both to replace the many users who exit our user base and to expand that base. Any failure to continue to expand our user base could have a material adverse effect on our business, operating results and financial condition.

In addition, our ability to monetize our active user base varies depending on many characteristics of those users, including level of engagement with our products and services, amount and nature of Internet and computing activities, geographic location and income level and the device which they use. If we are unable to retain and recruit users whose characteristics contribute to a user base with optimum potential for monetization, our business, operating results and financial condition could suffer materially. For example the vast majority of our current income is derived from our PC user base and if we are unable to monetize our mobile user base successfully, our growth may be adversely impacted. The significant turnover in our user base also limits our ability to predict our revenue and cash flows for future periods, making it more difficult for us to manage our business.

Our search-traffic program is crucial to our effort to monetize more of our active user base and this program is vulnerable to technological and regulatory change, including the rise of mobile computing, and our reliance on a limited number of search providers.

Our most successful program to monetize our active user base has been our dynamic secure search solution, including our browser toolbar, which gives our users a convenient way to access a search engine at any time and to be secure that the sites that are the results of the search will not infect or damage their computers or other devices. Search engine companies pay us for the search queries we steer to them via our dynamic secure search solution. If software companies that provide Internet browsers prevent the addition of our toolbar, either directly by limiting space for toolbars in the browser interface or indirectly by restricting access to software code, our ability to monetize all of our active user base will be adversely affected. The rise of mobile computing makes this risk more acute as most mobile devices have smaller screens than desktop and laptop computers and software developed for these devices may not as readily accommodate additional toolbars as software developed for desktop and laptop computers. We have not yet begun distributing our toolbar with software designed specifically for mobile devices but intend to do so in future, as mobile represents a small but expanding proportion of the total search market. In addition, we currently expect that revenue per average active mobile user will be lower than revenue from traditional active users. As such, there can be no assurance that revenue from our dynamic secure search solution or other similar solutions we may develop will grow in line with our expectations, or that we will be able to maintain or expand our current and future platform-derived agreements or enter into additional agreements to generate platform-derived revenue. The failure of these markets to continue to grow, or our inability to penetrate these markets, would have an adverse effect on our results of operations.

For the majority of platform-derived revenue from our dynamic secure search, we have historically relied upon agreements with Yahoo! and Google to generate revenue from our dynamic secure search solution. Although since our November 2012 renewal of our relationship with Google we have had non-exclusive arrangements with search engine companies, and now generate platform-derived revenue from multiple search engine companies, the amount of revenue generated from search engine companies other than Yahoo! and Google is relatively small. Platform-derived revenue generated from our active users in certain geographical regions is dependent on Google, as alternative search providers do not generate significant income in those regions. Revenue generated by Google accounted for 28% of our total revenue in 2013, a decrease from 44% of our total revenue in 2012 (revenue generated by Google accounted for 28% of our total revenue in 2011). Our revenue generated by Yahoo! accounted for 9% of our total revenue in 2013, none in 2012 and 6% in 2011. We have revenue concentration risk as we rely on our contractual arrangements with Google and Yahoo! for a significant portion of our revenue and we cannot guarantee that the revenue generated from the Google and Yahoo! sourced search agreements will continue.

In November 2012 we renewed our relationship with Google by signing a new Internet search and advertising services agreement on a non-exclusive basis and subsequently signed search distribution agreements with other partners including Yahoo!. We expect that we will continue to diversify our dynamic secure search revenue stream but anticipate that Google and Yahoo! will continue to account for a significant percentage of our revenue.

Search engine companies pay us a percentage of any search revenue generated whenever a user clicks on an ad (also called a sponsored link) served by that search engine company and hosted on one of AVG’s search domains. Our customers can access our secure search via the toolbar, default search, address bar or the AVG search homepage. Any decline in the popularity of our products or a search engine we utilize could result in a decrease in revenue from this source under our agreements with search engine companies. Certain search engine companies can also unilaterally make changes to their policies and guidelines, which primarily concern the operations and technology of their search services. These changes could require us to modify or suspend certain activities relating to our toolbar or search solutions, which could be costly for us to implement or lead to a reduction in the number of search customers and impact revenue. For example, Google released guidelines in February 2013 that restrict our ability to change our customers search settings. We may also need relevant applicable search engine companies’ permission to offer the toolbar or our dynamic search solution in a form other than that previously approved in connection with our initial contracts, which, if they did not grant such permission, could adversely impact our ability to generate revenue by preventing us from offering the toolbar or search solutions as we otherwise would. In addition, the search engine companies may terminate their respective agreements with us if the advertising revenue generated, query volume or traffic quality through our dynamic secure search solution falls below a certain level over a certain time period, and they have other customary termination rights under the agreement, including upon a change of control. Similarly, the revenue share under such agreements varies according to the amount of traffic we deliver to each search engine. The agreements expire on November 30, 2014 and January 22, 2016 with Google and Yahoo! respectively with a mutual right of termination for convenience on 180 days notice to take effect on or after January 23, 2015 in the case of Yahoo!. Neither search engine company is under any obligation to renew its agreement. If, upon the termination or expiration of our agreements, we fail to enter into new agreements with Google or Yahoo! or a similar search provider on substantially the same or more favorable terms, our revenue would significantly decrease. We may also be unsuccessful in diversifying our search revenue and Google and Yahoo! will likely remain responsible in the near term for the majority of our platform-derived revenue, so we will likely continue to have significant revenue concentration risk.

If we are unable to diversify platform revenue beyond secure search, our business, financial condition and results of operation will be negatively impacted.

A key aspect of our strategy to maximize the value of our active user base by indirect monetization occurs when we receive payments from third parties for activities undertaken by our user base but for which the user does not pay directly. Historically our platform revenue has been almost exclusively derived from our relationships with search providers. While we have sought to diversify this revenue stream outside of the search business, these diversification activities to date have not yielded any meaningful revenue. As our search-based platform revenue declined in 2013 and, following the exit from the third party search distribution business, is expected to further decline in the future, the diversification of our platform business to areas outside of search has gained greater importance if we are to maintain our revenue growth. Failure to generate significant revenue from non-search related platform activities would materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain and enhance our brand, our business and operating results may be harmed.

We believe that maintaining and enhancing our brand identity is critical to our business. The successful promotion of our brand will depend largely upon our marketing and public relations efforts, the quality of our Internet software solutions and our ability to differentiate ourselves from our competitors. The promotion of our brand may require us to make substantial expenditures, which will likely increase as our market becomes more competitive. As we expand into new markets, particularly the mobile market, and product sectors within the PC market, such as PC optimization, and the small and medium sized businesses (SMB) market with cloud-based products, our brand may not be as well recognized and additional sales and marketing expenditure may be required. If we are not successful at maintaining and enhancing our brand, our ability to attract new users and talent would be adversely affected and we could lose users, third-party distributors and resellers.

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

We may not acquire and retain sufficient mobile users and may incur significant costs in our attempts to address the emerging mobile market.

There has been a significant shift toward proportionally reduced use of PCs as individuals spend more time on smartphones and tablets and we believe this shift will accelerate. Tablets and smartphones are generally referred to together as “mobile computing” or simply “mobile”. This shift to mobile has resulted in reduced PC shipments and increased sales of smartphones and tablets. Almost all of AVG’s current revenue comes from PC-based products. We consider the acquisition and monetization of users in the mobile space to be key for AVG’s future development. As of December 31, 2013 we have acquired 68 million users in the mobile space, primarily users of smartphones. The mobile sector is developing and changing much more quickly than the PC sector. There can be no guarantee that we will continue to acquire users or that our current users will continue to use our products. Trends in mobile may differ from those we predict and we may therefore design irrelevant or unwanted products which customers may not wish to use or pay for. User churn in mobile products may differ materially from churn in PC products and our systems may not be able to track such churn effectively leading to incorrect investment decisions. Commercial, privacy and such other laws and regulation may change and affect trends in the mobile market, and our ability to attract and retain users may require additional effort and cost to comply and compete in this sector. We may lack the scale to be able to effectively compete in the mobile sector, and competition may increase to the point where meaningful monetization is not possible. Any one of these factors or a combination of these factors may make our move into mobile unsuccessful and materially harm our business, financial condition and results of operations.

We are subject to fluctuations in demand for our products and online services as a result of numerous factors, most of which are beyond our control.

Demand for our products and online services fluctuates from period to period due to factors such as general economic conditions, competition, product obsolescence, technological change, shifts in buying patterns, financial and business conditions of our current and potential customers and levels of Internet usage. Technological change includes the move away from PC-based computing to mobile-based computing and the associated slowdown of shipments in the PC market leading to a potential reduction of our total addressable market. There are also particular factors driving demand for each of our specific products and online services. For instance, demand for our Internet software solutions among our targeted customer base of small businesses and consumers is driven by our small business customers’ need for protection of business-critical data, consumers’ need for protection of their own personal data, potential users’ awareness of Internet security threats (including cybercrime) generally, the perceived potential damage caused by information loss and other factors. In addition, while concerns related to Internet privacy and the protection and control of Internet users’ personal information could potentially result in greater demand for some of our products and online services, there is also a risk that the growing awareness of potential privacy breaches and unintended sharing of personal information could slow overall growth in the adoption of Internet solutions, which we depend on to drive demand for our products and online services. Most of these factors are beyond our control. A change in the factors driving demand for our products and online services generally or for particular products and online services could adversely affect our business, financial condition and results of operations.

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

Our ability to attract new users and to maintain or increase revenue from existing users depends largely upon our ability to continue providing competitive new products and enhanced solutions that meet the changing needs of our target user base as these needs arise. For example, we are introducing a number of new products to both the consumer and the SMB market such as AVG Zen and AVG Managed Workplace. If either these or similar new products fail to gain acceptance, our business, financial condition and results of operations may be adversely affected. We plan to continue to invest in acquisitions, and to increase spending on research and development, marketing, promotion and sales of our products and online services, with new features, functionalities, enhancements and upgrades. Acquisition of new companies and products creates integration risk, while development of upgrades and new products and online services involves significant time, labor and expense and is subject to risks and challenges including management of the length of the development cycle, adaptation to evolving industry standards, entry into new markets, integration into our existing product line, regulatory compliance, evolution in sales methods and acquisition and maintenance of intellectual property rights. If we fail to launch these upgrades or new solutions on time, or they do not achieve widespread market acceptance, do not meet user expectations, do not operate in an efficient manner, otherwise create the perception of slow operating performance, or generate revenue that is not sufficient to recoup or justify the cost of development, our business, financial condition and results of operations may be adversely affected.

A significant percentage of our total revenue comes from purchases of subscriptions to our premium products, which must by their terms be renewed by our users to remain in force.

Historically, a significant majority of our active users have been users of our free products and online services. Our growth strategy is based in part on offering premium products on top of our core, free products. To the extent we are not able to convert these free users into subscription users, or otherwise attract users to our subscription products and services, our ability to generate subscription revenue would be adversely affected.

We generally provide our premium Internet security solutions pursuant to one-year and two-year subscriptions, after which the relevant product or services either cease to operate or are no longer updated with the latest online threat information (rendering the product increasingly less useful as new threats emerge). In 2013, subscription revenue accounted for approximately 62% of our total revenue, compared to 55% of our total revenue in 2012. While we offer subscription users the option to renew their subscriptions, a significant portion of our subscription users choose not to do so. We have taken steps to increase our renewal rates by, for example, adding an auto-renew option on some of our premium products and online services, but there can be no assurance that these efforts will be successful in increasing our renewal rates. The majority of users purchasing a license online in 2013 opted for auto-renewal. The European Union, or EU, has introduced the EU Consumer Rights Directive, scheduled to be enforced in EU member states beginning June 2014, that will restrict the use of auto-renewals, and we are currently implementing a new annual subscription model which is compliant with this Directive. Proposals to restrict auto-renewals are also under consideration in the United States, or U.S. To the extent that we must reduce or eliminate use of auto-renewals in these or other markets, our renewal rates may fall, potentially reducing the number of our subscription users. As a consequence, the growth of our subscription revenue depends significantly on attracting new subscription users, and this dependence could increase due to regulations concerning auto-renewal that are outside of our control. Furthermore, the success of our auto-renewal programs is dependent on maintaining high levels of credit card authorization rates, which are subject to factors outside our control. For example, recent high-profile data thefts, particularly in the U.S., have necessitated the wholesale replacement of consumer credit cards and resulted in a decline in credit card authorization rates. Any failure to maintain or improve the renewal rates of our subscription users or to attract new subscription users could have a material adverse effect on our results of operations.

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

We are also planning to adapt our business model going forward for both SMBs and consumers to move towards a Software-as-a-Service (SaaS) model which may involve customers paying on a monthly basis rather than the current annual prepayment. Such a change may result in reduced customer retention and cash flow if our customers fail to adopt our new billing methods.

Our business will suffer if the SMB market for our products and online services proves less profitable than projected or if we fail to effectively acquire and service SMB customers.

We market and sell a significant proportion of our products and online services to SMBs which in 2013 represented 12% of our revenue, 12% of which was derived from a hosted SaaS model. We are seeking to continue to transition this business towards a SaaS-based model. Some of our competitors, by contrast, have emphasized sales to larger enterprises, which are attractive customers due to the high revenue and low relative costs they offer per transaction and high renewal rates. SMBs frequently have limited budgets and may choose to allocate resources to items other than our products and online services, especially in times of economic uncertainty. We believe that the SMB market is underserved, however, and we intend to continue to devote substantial resources to it. We aim to grow our revenue by adding new SMB customers, selling additional services to existing SMB customers and encouraging existing SMB customers to renew their subscriptions to our premium products and by the transformation of the business into a SaaS model. If the SMB market fails to be as profitable for us as we project, we are unable to market and sell our services to SMBs effectively or we are unable to successfully transform this business into a SaaS model, our ability to remain profitable may be harmed.

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

Our main competitors fall into the following categories:

•	vendors with “freemium” pricing like our own, such as Avast!, Avira, PC Tools (which was acquired by Symantec), Carbonite and Dropbox;

•	traditional vendors such as Intel Security (formerly McAfee, which was acquired by Intel Corporation), Symantec and Trend Micro (which primarily provide software solutions, including security software, for large enterprises) and Eset, Kaspersky Labs, Panda Software, Sophos, Rising, Kingsoft, Check Point and F-Secure (which offer more customized and segment-focused products);

•	vendors offering PC optimization products, such as UniBlue;

•	secure search toolbar providers;

•	SMB SaaS players such as Kaseya and Solarwinds;

•	other vendors in the emerging mobile market, such as Lookout; and

•	large corporations offering a wide variety of products, only a few of which compete with ours, such as Microsoft, Google, which recently introduced free security software solutions, Apple, which offers cloud-based data protection, Qihoo, Tencent and Facebook.

Many of these competitors have significantly greater brand name recognition and financial resources to devote to the development, promotion and sale of their products and/or services than we do. For example, Microsoft entered the endpoint security market through the introduction of Microsoft Security Essentials (Windows Defender under Windows 8), a free Internet security product that has captured a significant share of the free endpoint security market. Similarly, Google, one of our two primary providers for our platform-derived revenue stream, has offered products in the security space, for example, by adding a malware alarm to its search engine results display and by offering the Google App verification service, and it may increase its security offerings in the future. Further, smaller and/or more regionally focused vendors may be able to adapt more quickly to new or emerging technologies and changes in customer demand as recently evidenced by the rapid growth of Internet companies like Qihoo and Tencent.

Software vendors have begun to employ a “cloud-based” or SaaS business model in which vendors host applications for use by customers over the Internet. This model may disrupt existing models like the model we employ for most of our products and online services, based on software downloaded from the Internet that resides on a user’s hard drive. Our competitors, including new cloud-based entrants or larger competitors with greater resources to shift to a new model, may have success with cloud-based provision of software, decreasing the demand for those of our products based on another model or new and existing products we may provide using the SaaS model, such as in the SMB market.

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

In particular, J.R. Smith, our former chief executive officer, or CEO, and member of our Management Board announced his intention to resign as CEO in March 2013 and did not put himself forward for election to the Supervisory Board. Mr. Smith remained CEO of our Company until a successor, Mr. Gary Kovacs was appointed in July 2013.

The appointment of a new CEO may cause a distraction to or hamper retention of our employees. Further, Mr. Kovacs is based in the United States away from our main operating centers in Europe. The new CEO may introduce changes or developments to the vision or strategy of the Company which may prove to be less successful than our prior strategy.

Any of these factors could adversely affect our business, revenue and results of operations.

Our failure to adequately protect our customers’ personal data and information or to comply with applicable laws, regulations and other obligations relating to privacy and data security could have a material adverse effect on our business.

A wide variety of provincial, state, national and foreign laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data and information. These data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement action, including fines, imprisonment of Company officials and public censure, claims for damages by customers and other affected individuals, damage to reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have a material adverse effect on our operations, financial performance and prospects. Evolving and changing definitions of personal data and information, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the use or sharing of personal data and information. We offer a privacy product which monitors consumers’ exposure to potential privacy breaches. As a provider of privacy products, any breach of the regulations or loss of customer data would have a potentially negative impact on our reputation in the privacy and security market. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our products and services by current and future customers.

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

In the EU, there have been significant developments in the laws and regulations concerning data protection and privacy, including in relation to the use of “cookies” and the solicitation, collection, processing or other use of personal data and information, including data relating to consumers. In particular, the Privacy and Electronic Communications Regulations (PECR) or ‘Cookies Law’ have been enacted by more jurisdictions across the EU. This increases our compliance obligations and creates additional work for our technical teams which could otherwise be focused on revenue generating activity. Data protection authorities have issued fines in cases of non-compliance. A new data protection regulation is under review by the European Parliament providing for fines of up to 2% of annual world-wide revenue for non-compliance, demanding breach notification requirements, more onerous data subject consent requirements (including requirements that consent must always be explicit), a so-called “right to be forgotten” and requirements to ensure privacy by design and by default.

In the U.S., the Governor of the State of California has signed two bills into law. The first, Assembly Bill No. 370, amends the California Online Privacy Protection Act and requires the conspicuous posting of a privacy policy on all commercial websites that collect the personally identifiable information (“PII”) of California residents. The amendments require that each privacy policy also disclose how the website operator responds to mechanisms, such as “Do Not Track” signals, that provide consumers with the ability to exercise choice regarding PII collection over time and across third-party websites. The second bill, Senate Bill No. 46, amends California’s data breach notification law, adding to the definition of “personal information” certain information that would permit access to an online account, and imposing additional disclosure requirements if a breach involves personal information that would permit access to an online account or email account. A breach of this information, if unencrypted, with respect to any California resident would trigger the state’s data breach notification obligations. Additionally, starting in 2015, a new California law, Senate Bill No. 568, will require websites to provide a delete button for minors to remove posts or photos that they may later regret (the so-called “right to be forgotten”). There have also been guidance and proposals for regulation of mobile app development, potentially leading to an increase in opting out by customers and a narrowing of permissible purposes for the use and processing of personal data information. All of the foregoing requirements, and any additional laws, regulations or policies that may come into force in the future, are likely to increase our compliance burden, may discourage potential customers from using our website and our services, may reduce our ability to monetize our products and services, may reduce the opportunity presented by the emerging mobile market and may otherwise adversely affect our business.

These developments in law and regulation, and any future developments, could also affect our ability to execute our strategy of building additional commercial partnerships, as the collection, processing, use and sharing of customer data potentially needed to derive value from those partnerships may be prohibited or restricted. Any present or future laws which restrict the collection and use of personal data and information could have a material adverse effect on our business.

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

Notwithstanding our efforts to secure our IT, data security and other systems, we are exposed to the risk that this personal data and information could be wrongfully accessed or used, whether by employees, customers or other third parties, or otherwise lost or disclosed or processed in a manner that violates applicable data protection laws and regulations. In certain jurisdictions where we operate, we are under an affirmative legal obligation to notify the appropriate government authorities or data subjects in circumstances where personal data and information may have been wrongly accessed or used, or otherwise lost or disclosed. Efforts to mitigate and comply with such laws, and even the perception of a data security breach, increase the risk that such incidents will lead to sanctions (including fines and other penalties), claims by data subjects and disclosure leading to public knowledge of the breach, potentially causing reputational damage to our business. The European Commission is considering proposals to broaden the obligation to implement security measures and report security incidents, and similar proposals may be made in the U.S.

Regulation of the Internet and the lack of certainty regarding application of existing laws to the Internet could substantially harm our operating results and business.

We are subject to laws and regulations applicable to doing business on the Internet over both PCs and mobile devices. It is often not clear how existing laws governing issues such as property ownership, sales tax and other taxes, libel and personal privacy apply to the Internet as these laws have in some cases failed to keep pace with technological change. Recently enacted laws governing the Internet could also impact our business. For instance, existing and future regulations on taxing Internet use or transactions or restricting the exchange of information over the Internet could result in reduced growth or a decline in the use of the Internet and could diminish the viability of our services. In particular, the EU has approved rules that are effective beginning June 2014 to restrict the use of automatic renewals (and the U.S. is considering similar proposals), and we are currently implementing a new annual subscription model which is compliant with these new EU requirements. The new annual subscription model may reduce the renewal rate of and subscription revenue for our premium products. Furthermore, it is possible that governments of one or more countries may censor, limit or block certain users’ access to our websites. Changing legal, regulatory and industry standards and industry self-regulation regarding the collection, use and disclosure of certain data may have similar effects. Any such adverse legal or regulatory developments could substantially harm our operating results and our business.

Prior to our initial public offering, we discovered that we and our resellers had sold or provided certain products to a small number of users in jurisdictions that are the subject of export controls laws and economic sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control, resulting in possible inadvertent violations of certain export controls laws and sanctions in the past. Despite having controls in place, we cannot guarantee that we will not violate such laws in the future.

While we have implemented and are actively maintaining, monitoring and improving an export control compliance program, which is intended to prevent access to our products to denied persons and to users located in prohibited countries as listed by the U.S. Commerce Department’s Bureau of Industry & Security (“BIS”) and the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), we cannot guarantee that our compliance program will be sufficient to prevent all violations of export control laws. Our products are primarily free mass market software products and AVG believes it is in compliance with applicable export controls laws and economic sanctions and has taken the necessary actions to prevent the access of its products to denied persons and to users in prohibited countries.

However, previously we filed voluntary self-disclosures with OFAC and BIS to report occasional distributions of our products in Cuba, Iran, North Korea, Sudan and Syria during the five years before our IPO. We implemented a remediation plan, and the matters were closed without the imposition of any fines or penalties on us. In December 2011, we received a cautionary letter from OFAC, and in September 2013 we received a warning letter from BIS. There can be no assurance that our compliance policies, procedures and controls will be effective to prevent future violations. If we are found to be in violation of BIS, OFAC or similar regulations in the future, we may face criminal and civil penalties and reputational harm, which could have a material adverse effect on our business and financial results.

Our future revenue depends on our ability to continue to market to new users, which we may not be able to accomplish on a cost-effective basis or at all.

We are dependent on the acquisition of new users, many of whom have not previously used products and online services such as those we provide. We rely and have relied on a variety of marketing methods to attract new users to our solutions, such as generating interest through our user base and social networking services to create a user-driven marketing effect, public relations campaigns around new product and service launches and Internet security threats and efforts to improve our positioning in response to online searches through search engine optimization, search engines and other online advertising. Our ability to attract new users depends on the perceived value of our products and online services versus that of the premium and free products and online services offered by our competitors. This dependence increases as we move into new markets such as PC optimization and privacy and address new platforms such as mobile and as the number of users in our traditional PC market may begin to decline as a result of increased mobile usage. If our current marketing initiatives are not successful or become less effective, or if the cost of such initiatives were to significantly increase, we may not be able to attract new customers as efficiently and, as a result, our business and results of operations would be adversely affected.

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

Our software is inherently complex and may contain material defects, errors or vulnerabilities that may cause it to fail to perform in accordance with our technical specifications and program documentation, or with user expectations. As may happen to any vendor of software, errors, failures and bugs may be found in some of our new offerings or updates after initial distribution of those offerings or updates, particularly given that end users may deploy our products and services in computing environments with operating systems, software and/or hardware different than those in which we test our products and services before release. The costs incurred in analyzing, correcting or eliminating any material defects or errors in our software may be substantial. Furthermore, we may not be able to correct any defects or errors or address vulnerabilities promptly, or at all, or may become subject to legal disputes, claims and proceedings, including class action lawsuits, causing significant harm to our reputation and competitive position.

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

Our revenue has grown significantly in recent years, increasing by 14.4% in 2013, compared with 2012, 30.7% in 2012, compared with 2011 and 25.4% in 2011 compared with 2010. Although our operating income margins increased by 19.7% in 2013 compared to 2012, this followed a decrease of 10.2% in 2012 compared to 2011 and a decrease of 16.7% in 2011 compared to 2010. We cannot provide assurance that our operating margins will not decrease again. We operate in a dynamic and changing market and investors should not rely on our historical results as an indication of our future operating performance. Further, as a result of the increased scale of our business, we believe that it is unlikely that we will be able to maintain the historical rate of growth of our revenue in future periods, and that in 2014 we may see a decline in revenue following our decision to exit third-party search distribution activities and the continuing impact of changes in search engine guidelines on platform-derived revenue.

In addition, we plan to pursue a strategy of continued growth, which has required and will continue to require substantial managerial and financial resources particularly as we seek to expand into the mobile market. Our current systems, procedures and staffing may not be adequate to support our future operations. To accommodate our recent and future growth, we must continue to expand our operational, engineering and financial systems and IT infrastructure, improve our accounting and other internal management procedures and systems and hire additional staff. In addition, our efforts to expand our business geographically include developing local language versions of our security software solutions, opening new offices and call centers, including centers to support our solutions in additional languages, hiring staff in new areas and adding additional functionality to our solutions. If we fail to manage our growth adequately, to adapt our operational, financial and management information systems and IT infrastructure, or to motivate or manage our employees effectively, the quality of our products and the management of our operations and costs would suffer, which could adversely affect our operating results. Furthermore, like many peer companies, we engage contractors as well as employees. There is some risk that relevant authorities, both in jurisdictions where we have well-established operations and those we have recently entered, could seek to reclassify our arrangements with certain contractors as employment relationships, with potentially adverse tax and regulatory consequences.

As we expand we may also choose to rationalize our operations in certain business areas. This may lead to reductions in our headcount, changes in our systems or alterations to our processes, any of which may compromise the effectiveness of our operations or reduce staff morale and efficiency and which may be costly to implement or maintain. In particular, in early 2013 we restructured the way we support our PC optimization product portfolio, which may limit our ability to maintain and grow revenues from that technology, and in late 2013 we commenced a restructuring involving a reduction in headcount and the relocation of our e-Shop to the Netherlands on January 1, 2014, which could adversely impact our operations and financial results if not executed effectively or if we lose skills, experience or capabilities that we need to be successful in the future.

In addition, we regularly evaluate and, where appropriate, implement changes to, our internal control structure. Implementing any such changes to our internal control structure may divert management attention, entail substantial costs and take significant time to complete. At the same time we are seeking to rationalize our financial operations and increase automation while reducing costs. These changes may not, however, be effective in maintaining the adequacy of our internal control structure in line with the growth of the business, and any failure to maintain that adequacy, or consequent inability to produce financial statements or provide accurate data from which we derive our key metrics, or monitor business developments on a timely basis, could have a material adverse effect on our business.

If our revenue growth for any period falls short of our expectations, we may not be able to adjust our costs in a timely manner, which could reduce our profit margin in that period.

Although we base our planned operating expenses in part on our expectations of future revenue, a substantial portion of our expenses is fixed in the short term and cannot be reduced quickly if our future revenue falls short of expectations. In particular, in November 2013, we made the decision to gradually exit our third party search distribution business in a controlled manner. If we are not able to exit the search distribution business in the manner we anticipate or if there are further changes which alter our plans to monetize our active user base, our revenue may not meet our expectations. Accordingly, if the rate of growth of our revenue in any period is significantly less than we anticipated, because either our user base is smaller, our subscription renewal rate is lower than expected or our efforts to monetize our active user base fall short, we may be unable to adjust our cost base proportionally on an accurate and timely basis, which would reduce our operating margin.

Our current operations are international in scope and we plan further geographic expansion, creating a variety of operational challenges.

Our offices, personnel and customers are dispersed around the world. We face difficulties including costs associated with developing software and providing support in many languages, varying seasonality patterns, potential adverse movement of currency exchange rates, longer payment cycles and difficulties in collecting accounts receivable in some countries, tariffs and trade barriers, a variety of regulatory or contractual limitations on our ability to operate, adverse tax events, reduced protection of intellectual property rights in some countries and a geographically and culturally diverse workforce and customer base. The geographic distribution of employees in particular has expanded over time and we plan to continue this expansion as we move employees away from our traditional operational center in the Czech Republic. Failure to overcome any of these difficulties could negatively affect our results of operations. We intend to further expand our operations globally by initially seeking to expand our user base, developing a local version of our product, seeking to introduce localized services and finding a local distributor to manage the distribution of our premium solutions. If these efforts are unsuccessful in creating and expanding our global user base, or if our expansion increases the difficulties of running a global company, our results of operations could be harmed.

We may not be able to integrate businesses we have acquired or may in the future acquire and those acquisitions may fail to provide us with the benefits we anticipated.

We have acquired and made investments in other companies and services to expand our technology capabilities, our product breadth and functionalities, our user base and our geographical presence, and we intend to continue to make acquisitions and investments in the future, which may be of a more significant magnitude than the ones we have undertaken historically. The integration of acquired businesses and their operations, technologies and products involves the incurrence of acquisition costs and may expose us to liabilities, including unanticipated liabilities and tax liabilities, operating difficulties and expenditures associated with the assimilation and retention of employees of the acquired business, acquisition legal contingencies, risks related to maintaining procedures, controls and quality standards and other risks and difficulties. These difficulties may increase relative to the size of an acquisition. We may not be able to achieve the anticipated benefits from any acquisition or investment and the consideration paid for an acquisition or investment may also affect our financial results. Such acquisitions and investments could divert management’s time and focus from operating our business and divert other resources needed in other parts of our business. The financing of acquisitions or investments in other companies may require us to use a substantial portion of our available cash, raise debt, which would increase our interest expense, or to issue shares or other rights to purchase shares, which may result in dilution to existing shareholders and decrease our earnings per share. Moreover, acquisitions may result in write-offs and restructuring charges as well as in creation of goodwill and other intangible assets that are subject to regular impairment testing, which could result in future impairment charges. All of these factors could adversely affect our business, results of operations and financial condition.

We are subject to fluctuations in our financial results, making it difficult to project future results.

A variety of factors cause volatility in our financial results, making any projections of future results uncertain. Such factors include but are not limited to fluctuations in demand for or pricing of our products and services, impacts of acquisitions, timing of product orders and payments, issues relating to alliances with third parties, product and geographic mix, timing of new products and customers, currency exchange fluctuations and potential accelerations of prepaid expenses and deferred costs and the impact of taxation with respect to the foregoing.

Accurately measuring the number and retention of our active and subscription users is difficult and our failure to accurately measure the number and retention of our active and subscription users at any time will compromise our ability to monitor our key performance indicators, which in turn could adversely affect our ability to manage our business.

We measure the number of active users as those that (i) have downloaded and installed our free software on a PC and have connected to our server at least twice, including at least once in the preceding 30-day period, (ii) represent a unique mobile device, which has installed one or more of our mobile applications, from which at least one application has contacted our server twice in the preceding 30-day period (with at least 24 hours between the first and second contact), (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. Subscription users are active users who subscribe to our premium products and online services, the primary component of our subscription revenue. We include in the number of free users those with trial licenses and licenses distributed for promotional purposes. We believe that our methodology for counting our user base is more conservative than methodologies used by other software companies, some of which count users with less frequent interaction.

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

Our understanding and management of our business depends on accurate measures of the numbers of our active and subscription users and other key performance indicators derived from these metrics and our management decisions may be suboptimal if our measurements of these key metrics are inaccurate. Furthermore, if a significant understatement or overstatement of our active user or subscription user metrics were to occur, the market might perceive us to be underperforming or to have inadequate systems, which could adversely affect our share price. Additionally, as we grow into other markets and particularly the mobile market, certain of our other users may also be among our PC users, and we are currently unable to determine the extent of this duplication. This means that the number of our underlying customers is likely to be less than the number or our active users when calculated as described above.

We currently define a customer, as opposed to an active user, as a person who purchases or uses a product or service, or multiple products or services. We do not currently have the means to accurately count the number of our customers. We intend to develop such means, but our ability to do so will be constrained by our technical capabilities.

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

Adverse conditions in national and global economies or adverse information technology spending trends in the consumer and SMB markets may adversely affect our business and financial results.

National and global economies have recently experienced a prolonged downturn and the future severity of adverse economic conditions and the length of time such conditions may persist is unknown. In particular, ongoing concerns about sovereign debt in both the EU and the U.S. have increased economic uncertainty and raised the possibility of further disruption in the global capital markets. During challenging economic times, periods of high unemployment and in tight credit markets, many of our users may delay or reduce technology purchases. This is true of both consumers and SMBs, whether independent or part of a network. Such delays or reductions in purchasing could result in reductions in sales primarily of our online services, as well as our products, difficulties in collecting our accounts receivable, slower adoption of new technologies, lower renewal rates and increased price competition.

Other trends (whether the result of economic factors or otherwise), such as reduction in interest in our products leading to declines in traffic to our sites, declines in the demand for PCs, servers and other computing devices, or softness in small business and consumer information technology spending, could have similar effects. Nearly all of our revenue is currently derived from our PC users and there has been a global slowdown in PC shipments as consumers and businesses switch to mobile devices. The persistence of any of these conditions would likely harm our business, operating results, cash flows and financial condition.

In 2013, 49.6% of our total revenue was comprised of sales into the U.S. and we are therefore exposed to conditions in the U.S. Any continuation of or further deterioration in these conditions or a reduction in consumer or small business information technology spending for any reason could result in a downturn in sales of our premium software solutions or adoption of our online services such as our hosted SaaS offering, which, in turn, could have a material adverse effect on our growth, business, revenue and results of operations.

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

We have been the target of spam attacks on our email addresses and denial of service and other sophisticated attacks on our websites, mail system and firewalls. Although we believe we have sufficient controls in place to prevent intentional disruptions or to regain control following such an attack, we expect to be an ongoing target of attacks specifically designed to impede the performance of our products. Similarly, experienced computer programmers, including programmers on our staff, could attempt to penetrate our network security or the security of our solutions and misappropriate proprietary information or cause interruption of our services. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these attacks. In addition, hackers have created pirated versions of our software, malware that attacks our software after it has been downloaded onto customers’ computers and malware that deceptively assumes our brand name and imitates the interface of our software, encouraging our users and potential users to download it in place of our software. We may face legal liability, our activities could be adversely affected and our reputation, brand and future sales could be harmed if these intentionally disruptive efforts are or are perceived to be successful.

We may be required to expend significant resources both to protect us against system architecture and network failure and disruption and to enable us to grow our business.

Our core web server content is stored in five data centers, which are located in Amsterdam, London, Toronto, Hong Kong and Prague. Virus definition files are sent to Akamai Technologies GmbH, a content delivery network, for distribution to our customers and backed up at our primary and secondary data centers, which are located at separate sites in Brno for redundancy purposes. While we have disaster recovery plans for critical business systems, we currently do not have written or formal business continuity plans with regard to our virus research and systems in general. Furthermore, our systems are composed of various components which were not designed to interoperate with one another, potentially leading to significant system breakdowns. Although we believe we have the technical knowledge necessary to mitigate problems relating to our systems and system architecture, we may at any time be required to expend significant capital or other resources (including staff and management time and resources) to protect ourselves against network failure and disruption, including the replacement or upgrading of our existing business continuity systems, procedures and security measures. In addition, our evolving business model and growth plan will require expansion and upgrading of our systems to support additional users, localities, products and online services. These expansions and upgrades will likely consume significant capital and managerial resources.

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

We are a Dutch public limited liability company holding subsidiaries that operate in multiple jurisdictions in addition to the Netherlands, including the United States, Czech Republic, Germany, Cyprus, United Kingdom, Israel, France, Australia, Canada, Switzerland and China. We have undertaken, and may in the future undertake, internal re-organizations which alter the proportion of people, resources and revenue in any given jurisdiction over time. In particular we have moved away from our original Czech-based operations towards a more international company. As a result, we will need to modify our tax structure to reflect these business developments.

Our income taxes are based upon the applicable tax laws and tax rates in the Netherlands and these jurisdictions as well as upon our operating structures in these countries. At the end of 2013 we made the decision to transfer our e-commerce operations from Cyprus to the Netherlands beginning January 2014, which will also impact our tax structure. We determine the amount of taxes we are required to pay based on our interpretation of the applicable laws and regulations in the jurisdictions in which we operate and our application of the general transfer pricing principles to our cross-border intercompany transactions. Many countries’ tax laws and international treaties impose taxation upon entities that conduct a trade or business or operate through a permanent establishment in those countries. However, these applicable laws and treaties are subject to interpretation. The tax authorities in these countries may contend that a greater portion of the income of the group should be subject to income or other tax in their respective jurisdictions. This may result in an increase to our effective tax rate and adversely affect our results of operations. Moreover, tax audits may expose us to potential adverse tax consequences, including interest payments and potential penalties.

Changes in international or national tax laws and regulations or in the channels in which we distribute our solutions may adversely affect our business and reported results.

Our business is internationally organized in multiple jurisdictions that can be subject to changes in international or national tax regulations and related proposals.

Changes in such tax laws, regulations, related interpretations and tax accounting standards in the United States, Czech Republic, Germany, Cyprus, United Kingdom, Israel, France, Australia, China, Canada, Switzerland, the Netherlands and other jurisdictions may result in a higher tax rate on our earnings, which may result in a significant negative impact on our earnings and cash flow from operations. Governments are increasingly considering tax law changes as a means to cover budgetary shortfalls resulting from the recent economic environment. If such proposals were enacted, or if modifications were made to certain existing tax treaties, or if tax authorities were to change their interpretations of such existing laws or treaties, the consequences may have a material adverse impact on us, including increasing our tax burden, increasing costs of our tax compliance or otherwise adversely affecting our financial condition, results of operations and cash flows.

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

Laws regarding the tax deductibility of interest in the Netherlands may adversely affect our financial position and results of operations.

The Dutch government has approved legislation limiting the deductibility of interest. The law limits the interest deductions in respect of all loans used to acquire a Dutch target company which is either (i) included in a corporation tax consolidation (i.e. fiscal unity) with the acquirer or (ii) merged with the acquirer. Interest expenses incurred on borrowings obtained to finance such acquisition structures would be deductible against the stand-alone taxable income of the acquirer only (i.e., in effect, the fiscal unity or legal merger is disregarded). A grandfathering applies for leveraged acquisitions that resulted in the inclusion of the Dutch target company in a fiscal unity or legal merger with the acquirer before November 15, 2011. The legislation should not limit the tax deductibility of the interest payable by us under our current indebtedness. However, in certain circumstances if we were to incur new indebtedness, the legislation would limit the tax deductibility of the interest payable by us in the future and could therefore have a material adverse effect on our financial position and results of operation.

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

We may not be able to make the necessary changes in our systems to achieve compliance with new valued-added tax (“VAT”) regulations in the European Union (“EU”), or may otherwise fail to comply with our obligations to collect and pay VAT on sales made within the EU.

Effective January 1, 2015, all businesses that supply e-services, broadcasting or telecommunications services to EU consumers will need to charge VAT at the rate of the member state where the customer is based, instead of at the rate where the business is based. These changes are the final phase of the “VAT Package” within EU Council Directive 2008/8/EC of February 12, 2008, amending Directive 2006/112/EC as regards the place of supply of services. This rule has applied to non-EU suppliers for many years, but is now applicable to suppliers based within the EU, including us. To simplify the process of collection and accounting for VAT in the twenty-eight member states of the EU, a one-stop-shop registration scheme (“OSS”) will enable suppliers to register for VAT in only one member state, instead of in every country where it has customers.

As a consequence of this change, we will need to adapt our systems and processes to ensure we can accurately determine the member state of residence of customers in the EU so that we can collect VAT at the correct rate and remit it to the tax authorities. If we are unable to adapt our systems and processes by January 1, 2015 we may risk penalties for non-compliance as well as any potential costs of paying VAT that we should have, but have not collected, together with associated interest, or in refunding customers where we may have incorrectly collected VAT. Any non-compliance with our obligations to collect and pay VAT, or any impact on our customers in the EU from an inadequate VAT collection process, could have an adverse impact on our reputation and on the willingness of customers to do business with us, potentially leading to a reduction in active users and in revenue. In addition, the requirement to adapt our systems to meet this requirement may divert resources and funds that could otherwise have been available to support our future growth.

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

We rely on software licensed from third parties to offer some of our services and software solutions, including server software from Mailshell, and other third-party technology. In addition, we may need to obtain future licenses from third parties to use intellectual property rights associated with the development of our solutions, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any third-party software required for the development and maintenance of our solutions could result in delays in the provision of our solutions until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our solutions which could result in legal disputes, claims and proceedings, including class action law suits, and harm our business.

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

Because of the nature of our business, including development and acquisition of intellectual property rights and the hiring of employees formerly employed by competitors, we are and could become further subject to claims, some of which could be material, of infringement by competitors and other third parties with respect to current and future software solutions, patents, trademarks, copyrights, licenses or other intellectual property rights. In addition, we license and utilize certain third-party “proprietary” and “open source” software as part of our solutions offering. If an author or another third party that distributes such third-party or open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, required to disclose and/or provide part of the source code of our proprietary software for no fee, enjoined from the sale of our services and required to comply with conditions that could disrupt the distribution and sale of some of our services.

To the extent that we gain greater visibility and market exposure, we may face a higher risk of being the subject of intellectual property rights infringement claims. Moreover, some of these claims may involve patent holding companies (non-practicing entities) or other adverse patent owners who have no relevant product revenue of their own and against whom our own patent portfolio may therefore provide little or no deterrence. Any claims of infringement by a third party, even those without merit, could damage our reputation and the value of our brand, cause us to incur substantial defense costs and distract our management and employees from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent or limit us from offering our software. In addition, we might be required to seek a license for the use of the infringed intellectual property rights, which may not be available on commercially reasonable terms or at all. Alternatively, we might be required to develop non-infringing technology, which could require significant effort and expense and which might not be successful.

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

Proprietary technology used in our software is important to our success. To protect our intellectual property rights related to our software, products, services, solutions and development, we have to date focused primarily on patents, trademarks, copyrights, trade secrets, confidentiality procedures and protections afforded by contractual provisions. For example, we have registered trademarks such as “AVG” and our logo in the United States, the European Union and in various countries throughout the world where we currently do business or are planning to do business.

Intellectual property rights laws and regulations are uncertain.

The protection from and enforcement of any intellectual property rights in the markets in which we operate are uncertain. The laws of countries in which we operate or intend to expand our operations, including China, may afford little or no protection to our patents, copyrights, trade secrets and other intellectual property rights. While we monitor the use of and respect for our intellectual property rights, policing unauthorized use of our trademarks and our patented, copyrighted and trade secret technologies and proving infringement or misappropriation of our intellectual property rights are difficult. In addition, certain of our licenses are “click-through” licenses or are unsigned, which may render them unenforceable under the laws of some jurisdictions. Furthermore, any changes in, or unexpected interpretations of, the copyright, trade secret and other intellectual property rights laws in any country in which we operate or intend to expand our operations may adversely affect our ability to enforce our copyright, trade secret and other intellectual property rights. Costly and time-consuming litigation could be necessary to enforce or defend our intellectual property rights and/or to determine the scope of our confidential information, intellectual property right and trade secret protection. If we are unable to protect our intellectual property rights or if third parties independently develop similar technologies to ours or otherwise gain legal access to our or similar technologies, our competitive position and brand recognition could suffer and our revenue, financial condition and results of operations could be adversely affected.

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

Currently we have several patent applications pending in various jurisdictions, including the United States, the European Patent Organization and Canada, and filed under the Patent Cooperation Treaty. For example, we have applied for patent protection for our LinkScanner technology, as well as our software for detection of harmful software and code analyses. We do not know whether any pending patent applications we have filed or will file in the future will result in the issuance of patents. Moreover, any patents that have been granted to us or may be granted may be opposed, contested or designed around by a third party, or may be subject to other limitations. We therefore may not receive significant competitive advantages from any patent rights that have been or that may ultimately be granted to us.

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

Software sales made indirectly through third-party distributors and resellers accounted for 15.5% of our total revenue in 2013, and although it may decline, we expect this sales channel to continue to represent a significant portion of our total revenue particularly as our SMB SaaS business continues to develop as this is primarily sold through distributors and resellers. We have limited control over the amount of software that these indirect sales partners purchase from us or sell on our behalf. Weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. Furthermore, a change in the credit quality at one of our distributors or other counterparties can increase the risk that such counterparty is unable or unwilling to pay amounts owed to us, which could directly or indirectly (through a disruption in our distribution network) have a material adverse effect on our results of operations. Any material decrease in the volume of revenue generated by our indirect sales channels could adversely affect our revenue and results of operations.

In 2012 we began to distribute our stand-alone LinkScanner product via third parties and pay them a bounty for distribution. End users adopt our stand-alone LinkScanner solution and hence our dynamic search solution as a result of this distribution and we generate revenue from the search activity of these users. These deals generated a significant proportion of our platform growth in 2012. There were significant changes in the search distributions market during 2013 which were initially triggered by the Google guideline changes that became effective in February 2013. Developments in this market led us to announce our plan to gradually exit the third party search distribution business in November 2013. The revenue we generated depended on the quality and volume of the search activity by our users and this traffic declined in quality and volume, the bounties we were able to pay became worth more than the search traffic they generated and the results of our operations were negatively impacted. Further guideline changes or other factors which make it difficult or impossible for us to compete for traffic for our subscription or platform products could further negatively impact our business, financial condition and results of operations.

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

While we have standard contract terms for our third-party distributors and resellers that allow those parties the flexibility to decide where to sell our solutions and the price at which they are sold, some of our distribution and resale contracts contain provisions relating to exclusivity or allocation of territories and/or minimum price requirements. Challenges to these exclusivity arrangements, regardless of merit, could divert management time and attention and have a material adverse effect on our financial condition and results of operations. This risk may be highest among third-party distribution contracts that we may seek to terminate.

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

Our customers use credit and debit cards to pay for our services and products. We may suffer losses as a result of orders placed with fraudulent credit and debit cards. We, our payment providers, contracted support partners, reseller network and other partners may not have the means to detect or control payment fraud, which could have an adverse effect on our results of operations. The secure transmission of confidential credit and debit card information is essential to maintain customer and supplier confidence in us. Advances in technology or other developments could make it possible to compromise or breach the technology that we use to protect subscriber and transaction data. It is possible that our security measures may not prevent security breaches, and we may be unsuccessful in, protecting against these potential exposures. Security breaches, whether of our system or third party systems, could significantly harm our business or our reputation. In addition, we currently adhere to the Payment Card Industry Data Security Standard, which is a worldwide information security standard defined by the Payment Card Industry Data Security Standards Council, as required by our payment providers. The standard was created to help payment card industry organizations that process card payments prevent credit and debit card fraud through increased controls around data and its exposure to compromise. If we are unable to comply with the standard, or similar standards, or if there is a perceived breach of such standards, such incidents may lead to sanctions (including fines and other penalties), claims by banks, card holders and others and disclosure leading to public knowledge of such incidents, potentially causing reputational damage to our business. Even if we comply with all of the above regulations, we are subject to credit card authorization procedures that are conducted by third parties and beyond our control.

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

In April 2013, we entered into a new credit agreement with HSBC Bank plc comprised of a term loan facility of $25 million (“Facility A”) and a $50 million revolving credit facility (“Facility B”) together with an accordion that permits an increase in Facility B of another $50 million with the agreement of the lender(s). Facility A and Facility B were fully drawn and used to refinance existing facilities and thereafter they are planned to be used for general corporate purposes.

Our indebtedness could have important consequences to our business or the holders of our ordinary shares, including:

•	making us more vulnerable to economic downturns and interest rate changes;

•	limiting our ability to withstand competitive pressures; and

•	preventing us from paying dividends on our ordinary shares or other distributions to shareholders

We are subject to debt covenants that impose operating and financial restrictions on us and could limit our ability to grow our business.

Covenants in our credit agreement impose operating and financial restrictions on us. These restrictions prohibit or limit, among other things, our incurrence of additional indebtedness, the creation of certain types of liens, mergers or consolidations, certain change in control transactions, asset sales, payment of dividends or other distributions to shareholders, investments and transactions with affiliates. These restrictions could also limit our ability to take advantage of business opportunities. We must maintain financial covenants under the credit agreement measured as of the end of each quarter, including a covenant to maintain a specified leverage ratio and interest coverage ratio. Our ability to comply with these ratios may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Under the credit agreement, a change in control in our company, including any new shareholder or a group of shareholders acting together acquiring at least 35% of our issued share capital, would require mandatory prepayment of Facility B. As of December 31, 2013, we were in compliance with all required covenants and the change of control restriction.

However, if we are unable to comply with the covenants and ratios in our credit agreement in the future, we may be in default under the agreement. A default would result in an increase in the rate of interest and may cause the loan to be accelerated. These developments could have a material adverse effect on our business.

Changes in the relative value of currencies against the U.S. dollar could adversely affect our results of operations.

At the parent company level, our reporting currency is the U.S. dollar and our revenue and costs are reported in U.S. dollars. The majority of our revenue is earned in U.S. dollars while a significant portion is also earned in euros and in other European currencies, including British pounds sterling and Czech crowns. A substantial portion of our costs are incurred in currencies other than the US dollar, namely Czech crowns, euros, British Pound, Israeli shekel and Australian and Canadian dollars. We are exposed to transaction currency risk from fluctuations in exchange rates between the U.S. dollar and British pound sterling, Czech crown, Israeli shekel, Australian and Canadian dollar and euro. In addition, we are exposed to translational risk resulting from our international sales denominated in currencies other than U.S. dollars and the resulting foreign currency balances held on our balance sheet. We enter into foreign exchange contracts to hedge our transactional exposure between the U.S. dollar and British pound sterling, Czech crown, Israeli shekel and euro. However, these hedging arrangements may not fully protect us from currency risk. As a result, currently exchange rate fluctuations could adversely affect our results of operations and financial condition.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements would be impaired, which could adversely affect our operating results, our ability to operate our business and our share price.

We must ensure that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis. Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal controls over financial reporting. We qualify as an “emerging growth company” under the JOBS Act, potentially delaying the time at which we have to comply with section 404(b) of the Sarbanes-Oxley Act, which will require a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. We have a fully established system of internal controls over financial reporting which has been tested for design of operational effectiveness by management.

While our management concluded that there were no material weaknesses in our internal controls over financial reporting as of December 31, 2013, there can be no assurance that our internal controls over financial processes and reporting will be effective in the future or that material weaknesses or significant deficiencies in our internal controls will not be discovered in the future.

Ongoing maintenance and improvement of our system of internal controls and testing will entail substantial costs.

We have compliance burdens as a public company and as a foreign company reporting in the United States.

As a public company, we implement and maintain and following any changes in applicable laws and regulations may be required to continue to implement and maintain processes and controls due to certain laws and rules and various requirements applicable to public companies. We also incur significant legal, accounting and other expenses as a public company. The Sarbanes-Oxley Act and rules of the Securities and Exchange Commission, or SEC, and the New York Stock Exchange, or NYSE impose various requirements on public companies beyond establishment and maintenance of effective disclosure and financial controls. We will need to continue to strengthen our internal procedures in a range of areas to comply with these standards. In addition, our entry into the U.S. capital markets imposes complex tax burdens and disclosure obligations unfamiliar to us as a company foreign to the United States. Similarly, our financial statements historically were prepared and will continue to be prepared in accordance with international financial reporting standards as adopted by the European Union, but since our IPO, we have prepared and will continue to prepare our financials under U.S. GAAP for purposes of our reporting as a public company in the United States as well. Compliance with these laws and standards will continue to increase our legal, insurance and financial compliance costs and consume staff and management time, potentially harming our business and financial position.

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

Actual or anticipated fluctuations in our quarterly financial or operating results, the risks described above and additional factors listed below, some of which are beyond our control, may cause significant volatility in our share price. These additional factors include:

•	the failure of financial analysts to cover our ordinary shares or changes in financial estimates by analysts;

•	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our ordinary shares or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales or expected future sales of our ordinary shares; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. Similar litigation, if instituted against us, could adversely affect our financial condition or results of operations.

Concentration of ownership among our directors, officers and large shareholders and their affiliates may prevent new investors from influencing corporate decisions.

Current members of our Management Board, our Supervisory Board and our senior management and holders of greater than 5% of our ordinary shares and their affiliates beneficially owned an aggregate of approximately 55.66% of our outstanding ordinary shares as of February 28, 2014. As a result, these persons will be in a position to exert significant influence over the outcome of matters submitted to a vote of our shareholders, including matters such as approval of the financial statements, declarations of dividends, the appointment and removal of the members of our Management Board and our Supervisory Board, capital increases and amendments to our articles of association. In addition, one of the members of our Supervisory Board is affiliated with a holder of greater than 5% of our ordinary shares.

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

We are a Dutch public company with limited liability (“naamloze vennootschap”). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our Management Board and Supervisory Board may be different from the rights and obligations of shareholders in companies governed by the laws of the U.S. or other jurisdictions. In the performance of its duties, our Management Board and Supervisory Board are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders.

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

We comply with the Dutch Corporate Governance Code but do not apply all best practice provisions of the Dutch Corporate Governance Code.

As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions for Management Boards, Supervisory Boards, shareholders and General Meetings of Shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NYSE. The principles and best practice provisions apply to our Management Board and our Supervisory Board (in relation to role and composition, conflicts of interest and independency requirements, board committees and remuneration), shareholders and the General Meeting of Shareholders (for example, regarding anti-takeover protection and obligations of the Company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). We do not apply all best practice provisions of the DCGC. See “Item 16G. Corporate Governance.” This may affect the rights of our shareholders, who may not have the same level of protection as shareholders in a Dutch company that fully complies with the DCGC.

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

Holders of our ordinary shares in principle have a pre-emptive right with respect to any issue of ordinary shares or the granting of rights to subscribe for ordinary shares, unless explicitly provided otherwise in a resolution by the General Meeting of Shareholders or by a resolution of our Management Board with the approval by our Supervisory Board. Our General Meeting of Shareholders has empowered our Management Board, with the approval by our Supervisory Board, to limit or exclude pre-emptive rights on shares for a period of eighteen months from the date of our Extraordinary General Meeting of Shareholders on July 30, 2013, which could cause existing shareholders to experience substantial dilution of their interest in us.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands and substantial portions of our assets are located outside of the United States. In addition, one member of our Management Board, certain members of our Supervisory Board, certain members of our senior management and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal name is AVG Technologies N.V. and our commercial name is AVG or AVG Technologies. We are a public company with limited liability (“naamloze vennootschap”) incorporated under the laws of the Netherlands. We are registered with the Trade Register of the Chamber of Commerce of Amsterdam under number 52197204 and have an official seat in Amsterdam, the Netherlands. Our registered office address is at Gatwickstraat 9-39, 1043 GL Amsterdam, the Netherlands, with telephone number +31 20 522 6210. Our principal executive offices are located at that address. Our principal website address is www.avg.com. The information contained in our website or that can be accessed through our website neither constitutes a part of this Annual Report nor is incorporated by reference herein.

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

B. BUSINESS OVERVIEW

Our business

We provide software and online services that deliver peace of mind to users by simplifying, optimizing and securing their Internet experiences. We seek to protect devices, the data that is transmitted by and stored on those devices and therefore the people who ultimately use and rely on those devices. Our business model, based on delivering high-quality solutions in high volume and at no cost to our users, enables us to rapidly acquire new users. Through our large user community, we are able to better understand the needs of our users, become a trusted provider of peace-of-mind software solutions, and thereby intelligently monetize our user base through premium products and value-added online services. Our solutions, which today range from desktop, laptop and mobile software to dynamic secure Internet search solutions, can be accessed and utilized with minimal effort and limited technical know-how from the user. In choosing our solutions, which can be downloaded from the Internet, users become part of a trusted global community that benefits from network effects such as the mutual protection and support of a large user base. Our sales and marketing activities benefit from word-of-mouth recommendations from our large user network to create a viral marketing effect, which is amplified by the speed and ease of use of our products and allows us to gain new customers at a low acquisition cost. This strategy has allowed us to grow our user base to approximately 177 million active users as of December 31, 2013.

We believe that our community of approximately 177 million active users is one of our most valuable assets. We establish a trusted relationship with our community through our solutions with the goal of driving greater user engagement. Community engagement provides important contributions to our product development initiatives, enables rapid response to online threats and assists in our customer support initiatives, enabling us to accurately deliver compelling products and online services that meet the evolving needs of our users. The contributions from our community lower our costs, enabling us to offer free and low-cost offerings that further build upon the value we can deliver. We believe further monetization of our user base through additional products and online services represents a significant market opportunity for us.

Our product portfolio targets the consumer and SMB markets across multiple devices and operating systems and includes Internet security, PC performance optimization, online backup, identity protection and family safety software. In addition, our online services, accessed primarily through our browser toolbar, provide dynamic secure search capabilities through agreements with leading Internet search providers. While a significant majority of our active users have been users of our free products and online services, we also offer products with premium functionality and enhanced customer support when customers purchase an annual or multi-year subscription.

As of December 31, 2013, we had approximately 16 million subscription users and 68 million mobile users. We have been successful in growing our product portfolio over time through internal development and select acquisitions.

We employ a differentiated business model focused on monetizing and expanding our user base through (i) subscription revenue from the sale of premium products and (ii) platform-derived revenue from value-add online services that are free to our users. While users often download our subscription solutions directly from our websites, we also utilize resellers and distributors globally, including CNET, Ingram Micro and Wal-Mart. In 2013, 84.5% of our revenue was generated online, with the remainder generated through resellers and distributors. Today, we derive substantially all of our platform-derived revenue through these agreements with leading Internet search providers. In addition, we have entered into agreements with companies such as Google, Yahoo!, Facebook and Samsung that may support our efforts to increase our brand awareness and user penetration. Our success has been built on our innovative, proven and self-reinforcing business model, which leverages our large and engaged user base, low-cost Internet-based distribution and cost-effective research and development.

We were founded in 1991 as a consumer-focused IT security company. While we have increased the breadth of our solutions over the years, we remain focused on our core mission of delivering products and services to make our digital lives easier to secure, simpler to navigate and more enjoyable to experience.

Our development and business milestones since 2010 include:

•	In 2010, we entered into a new search agreement with Google, replacing Yahoo! as our primary search provider.

•	In 2011, we acquired iMedix (also known as Visionize), a leading provider of toolbars for web browsers, DroidSecurity, a developer of cloud-based mobile security solutions, which enabled us to enter the mobile security market, TuneUp, a leading provider of PC optimization software, and Bsecure, a provider of applications for cloud-based management of information technology. We also acquired a non-controlling minority stake in Scene (also known as Ookla), which we divested in 2013. We launched AVG Mobilation for Android, as well as the first security solution for tablet devices.

•	In 2012, we acquired OpenInstall, which provides a cloud-based software installation platform, and Crossloop, which provides software applications for desktop sharing and connecting computer users with service providers. We also acquired the assets and liabilities of our Australian distributor.

•	In 2012 we renewed our search agreement with Google on a non-exclusive basis. We subsequently signed additional search agreements with Yahoo!, Seznam and Yandex.

•	In January 2013, we acquired substantially all of the assets and liabilities of Angle Labs, a mobile application developer based in the United States. This was a technology acquisition focused on monetization which also brought two million users.

•	In May 2013, we acquired certain assets and liabilities of PrivacyChoice LLC (PrivacyChoice), a technology company based in the United States that has developed and provides privacy-related online services used by consumers and businesses. We expect data privacy for consumers and SMBs to be important markets, and this acquisition was intended to complement our current product portfolio with privacy products and key personnel who designed the products.

•	In June 2013, we acquired certain assets and liabilities from LPI Level Platforms Inc. (LPI), a remote monitoring and management software company based in Canada. This acquisition was a technology and sales distribution acquisition designed to increase our penetration in the SMB market as well as providing access to a larger size of small businesses 1,000 seats or less.

•	In September 2013, we acquired certain assets from Swedish company ASR Technologies AB, Alma Orucevic-Alagic and Amir Alagic (collectively ASR). This is a file management technology primarily focused on mobile.

Other than the initial start-up capital provided by our founder, we did not raise equity financing for our operations until our IPO and we have not raised equity financing since our IPO, as our net cash provided by operations has historically been sufficient to fund our growth. We currently expect to retain future earnings, if any, to finance the growth and development of our business and to provide additional liquidity. See the section titled “Item 8 Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” in this Annual Report.

Our business model

We believe our business model affords us a significant competitive advantage. Driven by an agile, adaptable and talented workforce, our business model leverages our large and engaged user base, low-cost Internet-based distribution and cost-effective research and development. Benefiting from viral marketing, user-generated product feedback and community support, we strive to continuously improve product quality and user experience and add new users at a low cost of acquisition. This, in turn, improves our monetization potential and allows for incremental investment in product innovation and marketing for future growth. These business model characteristics drive scalable growth, robust operating margins and strong cash flow generation.

Key components of our business model are:

•	Easy-to-use, high-quality free and premium products. Our business model is built on high-quality products that can be deployed or accessed with minimal effort, while providing a compelling and robust user experience. We focus on developing products that spread virally, that are highly sticky and ultimately drive increased user engagement with our platform. We provide no- or low-cost solutions to facilitate rapid user adoption. We then seek to up-sell or cross-sell to our users once our products have brought them into our user community. Even if users do not purchase our premium products, they are able to download and install our free solutions, expanding our user base and our monetization potential over time.

•	Monetization and expansion of our user base through value-added free online services. We continuously seek to develop new, free online services that allow us to monetize and expand our user base. Since March 2008, we have deployed our dynamic secure search solution to our online community as part of a value-added service enabling secure search of the Internet. While our dynamic secure search is free to our users, we generate revenue through agreements with search providers to which we direct search queries to generate search results. We acquired iMedix, a leading toolbar provider, to enhance our technical capabilities in this area and to expand our market reach to additional distribution channels including in 2012 distribution of standalone Linkscanner with search outside of our security user base. We decided to undertake a controlled exit from third party search activities at the end of 2013 and we anticipate that this exit will be completed by the end of 2014.

•	Online business model with cost-effective marketing and low customer acquisition cost. Our business benefits from cost-effective marketing through the use of online distribution channels that provided 84.5% of our revenue in 2013. We are actively seeking to increase the proportion of sales through these channels. By leveraging our large user base and high customer satisfaction, we are able to achieve powerful viral marketing at low cost. We intend to develop our brand further. Our large user base, coupled with low customer acquisition costs, results in a scalable, high-margin business model that is strengthened as our user base grows.

•	Proven track record of execution, monetization and innovation. As one of the largest software vendors employing a free-to-pay model, we have a proven track record of execution over two decades. Whether through organic development or technology acquisitions, we continue to add products and online services that simplify, optimize and secure our users’ Internet experience, while delivering operating leverage. In particular, we have completed several acquisitions, including TuneUp, Exploit Prevention Labs and Sana Security, which we rapidly integrated successfully into our product portfolio. This enabled us to leverage our large user base to quickly adopt these solutions as part of the AVG product portfolio, thereby driving greater revenue from these products.

•	Brand awareness through our reseller networks. We also distribute through resellers and distributors, which we refer to as our reseller network. The end-sellers of our solutions in this reseller network vary from large retail stores, such as Wal-Mart, to small individual retailers, both online and offline. This reseller network forms a part of our brand marketing strategy and generates the majority of our small business sales. We believe that our presence among retailers contributes to consumer awareness of our brand. This, in turn, allows us to penetrate the smaller small and medium sized business sector, a group we are increasing our focus on with our SaaS products.

•	Expansion into mobile. Since 2011 we have increasingly sought to develop our products into the mobile market, specifically represented by smartphones and tablets. Our initial focus has been on the Android platform by distribution of security products. We have acquired 68 million users as of December 31, 2013. We intend to continue to expand into this market via additional peace of mind products. We are working to provide a fully connected solution across both mobile and PC platforms and will make a step in this direction with the release of AVG Zen in 2014.

•	Large and growing user base driving tangible benefits. The size and growth of our user base and the amount of information generated by our users increase the value of our offerings and drive tangible business results. We seek to drive greater user engagement with our solutions by delivering peace of mind and, over the long term, building a relationship based on trust. We believe this is critical to building a user base that can be monetized effectively. As our users are actively engaging with each other, they provide a first level of community support as well as real-time product feedback that contributes to product innovation. Our business model has enabled us to build a user base of approximately 177 million active users as of December 31, 2013.

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

Our solutions

Our solutions, encompassing software and online services, include security, PC optimization, online privacy, cloud-based desktop management, mobile security, content filtering, online backup, remote monitoring and other products on various desktop and mobile operating systems. While our AVG AntiVirus Free Edition is provided free of charge to our users, the majority of our products are provided for a fee on a subscription basis. Our software products are currently available in various languages, used in over 185 countries around the world and sold under software license agreements. They are generally sold and downloaded over the Internet or sold as packaged products through multi-tiered distribution channels. These software license agreements generally include product maintenance, which provides technical services to our customers over the license period and regular updates of the software solutions purchased.

We have historically leveraged our security products and technology to grow our user base. As the threat landscape has evolved from viruses to more sophisticated and multi-faceted computer attacks, we have developed a broad suite of security and IT management solutions that protect against viruses, trojan horses, malware, suspicious code and other threats, and offer a layered approach to threat detection, including behavioral monitoring, signature-based threat detection and real-time threat detection with our LinkScanner technology. We have continued to evolve our portfolio of solutions to address not only security threats but also other online applications that are increasingly relevant to our large and growing user base, including applications dedicated to protecting consumer privacy, and enhancing system performance.

Consumer solutions

Our product portfolio includes the following solutions:

Products	Functionalities
Anti-Virus suite

•   Prevents receiving or unintentionally spreading viruses and other threats

•   Protects from spyware, adware, rootkits and fake anti-virus

•   Scans files for viruses before downloading and sharing

•   Checks links exchanged on social networks for viruses

•   Checks web pages in real time with AVG LinkScanner

•   Securely deletes files from disk to prevent recovery using the File Shredder

Internet Security suite

Includes the following additional features in addition to the Anti-Virus suite:

•   Provides firewall and identity protection

•   Blocks spam emails

•   Checks for viruses on downloaded executable binaries from the Internet

•   Advises on applications slowing the PC

•   Accelerates download speed of video and executable binaries from selected sites

•   Encrypts and password-protects private files

Premium Security suite

Includes the following additional features in addition to the Internet Security suite:

•   Identity theft and misuse surveillance and alerts

•   Optimizes PC performance

•   Provides security for Android smartphone devices

Anti-Virus Security—FREE (Android)

•   Security software for Android smartphones and tablets

•   Checks apps, web content and SMS for malware before downloading

•   Theft protection enabling users to locate lost devices using GPS and remote access when lost or stolen to lock device or wipe content

•   Backup feature protecting contacts, call logs, bookmarks, messages and applications

•   Performance management enabling users to close unused apps, manage battery consumption, data usage, and device storage

•   Privacy controls enabling users to wipe data on the device, and the SD card, and to perform full factory reset

Mobile AntiVirus Security—PRO

Provides all of the features of AntiVirus Security—FREE, and adds:

•   Extension of theft protection to secretly capture photographs of unauthorized users of the phone and to lock the phone with a password if the SIM card is replaced

•   Password protection for sensitive applications

•   Backup feature extended to applications installed on the phone

Products	Functionalities
AVG AntiVirus for Mac	• Prevents receiving or unintentionally spreading viruses and other threats • Protects from spyware, adware, and fake anti-virus • Allows files to be scanned automatically or on-demand

AVG Threatlabs	• Provides safety rating for websites

Family Safety (PC & Mobile)

•   Unique logins and accounts for every child

•   Blocks, warns and monitors Internet content

•   Tracks and filters social media activity

•   Schedules or limits PC games and Internet access

•   Sends reports and updates about children’s online activity

•   Remote control from any web-enabled device

TuneUp Utilities and AVG PC Tuneup

•   Fixes registry problems that cause freezing and crashing

•   Optimizes Internet settings and connection for speed

•   File recovery after accidental deletion

•   File shredder and disk wiper to permanently erase files

•   Improves disk speed

•   Manages battery life by enabling control over the power consumption on the computer

•   Provides one click access to turn off WiFi and Bluetooth.

•   Frees up disk space through the discovery of cached, temporary, oversized and duplicate files

AVG Cleaner for Mac	• Frees up disk space through the discovery of cached, temporary and duplicate files

AVG Memory & Cache Cleaner for Android	• Frees up disk space through the discovery of cached, and temporary files, as well as history, and call / SMS logs

AVG Uninstaller for Android	• Reduces battery usage and frees up storage space by ranking apps on the device by frequency of use, percentage of total battery consumption, and WiFi/3G data used, and storage space consumed

AVG PrivacyFix	• Provides easy access to privacy controls on Facebook, Google, and LinkedIn and explains the importance of each • Allows control over WiFi settings to prevent unauthorized tracking on mobile devices

AVG Image Shrink and Share for Android	• Saves bandwidth by compressing images before they are transmitted from the phone

AVG AlarmClock for Android	• Allows setting of wake up notifications on Android, with multiple options for dismissing and snoozing the alarm, as well as several options for sounds

AVG StopWatch for Android	• Allows use of the phone as a stopwatch

Products	Functionalities
AVG Volume Manager for Android	• Allows control of all volume settings on the phone and of audio alerts

AndroZip File Manager Free / Pro (Android)	• Provides ability to compress files on android devices, and gives a file system navigator for the phone

Andro Task Manager Free / Pro (Android)	• Provides ability to kill running tasks on an Android phone

Do Not Track	• Provides information on ad networks, social buttons and web analytics services that may track the user • Enables user to block online tracking • Incorporates both passive and active protection

We offer consumers four security suites, one of which provides free basic protection for Internet surfing, searching and social networking. Paid suites provide more extensive protection and other additional features:

Consumer suites	Description	Anti- Virus Free Edition 2014	Anti- Virus 2014	Internet Security 2014	Premium Security 2014
Core Protection

Anti-Virus, Anti-Spyware, Anti-Rootkit	Prevents infection and spread of viruses, worms, Trojan horses, spyware and malware	—	—	—	—

Social Networking Protection	Automatically checks links exchanged on social networks for threats	—	—	—	—

LinkScanner	Instantaneous, real-time scanning of web pages visited for threats	—	—	—	—

Chatting and Downloading

Shield for safe chatting	Protects against infections when exchanging files using chat services	—	—	—	—

Online Shield for safe downloading	Checks for viruses when downloading, sharing or exchanging files		—	—	—

Support

Expert technical support	24 hour/day technical support is offered through telephone, chat and FAQ	—	—	—	—

Receive priority updates	Automatically receives more frequent updates for latest threats		—	—	—

Shopping and Banking

Identity Protection	Protects personal information	—	—	—	—

Firewall	Keeps hackers out of the network			—	—

Anti-Spam	Blocks spam and scam emails			—	—

Network Safety

Intrusion Detection	Protects from remote attacks when connected to networks			—	—

Consumer suites	Description	Anti- Virus Free Edition 2014	Anti- Virus 2014	Internet Security 2014	Premium Security 2014

Performance

System Tools	Allows management of start-up applications, PC monitoring and Internet browser plug-ins			—	—
Quick Tune	Optimizes PC performance				—

Identity Alert	Protects from identity theft and surveillance misuse				—

Privacy

File Shredder	Securely deletes files from disk to prevent recovery	—	—	—	—

Data Safe	Encrypts and password protects private files		—	—	—

Business solutions

AVG CloudCare. Our SMB security platform is called AVG CloudCare. AVG CloudCare simplifies IT management by allowing cloud services and devices to be remotely managed from any web browser or Android and iOS mobile device applications. IT providers can manage multiple customers from a single cloud dashboard, activate services with a single click, generate a variety of reports, view real-time alerts to problems, and drag and drop documents to easily create new centralized policies.

AVG CloudCare Products include:

Products	Functionalities
AVG Remote IT	• Reduces the need for on-site visits with built in Remote Access providing one click connection to the device

AVG Anti-Virus	• Provides multilayer protection which detects, blocks, and removes viruses and malware from PCs and Servers

AVG Content Filtering

•   Helps customers increase productivity with flexible, real-time content filtering that limits access to a choice of over 60 categories representing millions of sites; policy driven options include time scheduling, whitelist, local admin and detailed reporting history

AVG Online Backup	• Protects customer data against hardware failure, loss and theft using highly secure, fully encrypted services that offer both cloud and local server backup options

AVG Email Security	• Helps customers enjoy a more secure and productive email service with cloud-hosted anti-spam, archiving, continuity and encryption services

An integrated SaaS billing program provides customer flexibility with options for pay-as-you-go monthly billing and pre-paid yearly subscriptions.

AVG Managed Workplace. Our SMB cloud-based remote monitoring and IT management platform is called AVG Managed Workplace. AVG Managed Workplace allows our IT partners to view and access their customers’ entire network environment, including computers, security systems, telecommunications equipment, printing and imaging assets, cloud services, mobile devices and more.

AVG Managed Workplace has the following key functionalities:

Products	Functionalities
Automation on Demand	• Allows user to assign tasks to any devices or groups and run any executable process on a schedule or by alert based on the customer’s library or AVG’s extensive automation library

Monitoring & Alerting	• Allows deep fully automated monitoring and alerting of health, availability and performance of infrastructure and services to streamline operations

Remote Control & Remote Tools	• Uses lightning-fast connections to any Windows or network device and extensive remote management tools to fix problems without opening ports or firewalls

Mobile Device Management	• Monitors and manages all major smartphones and tablets to solve security, configuration and end-of-life concerns for clients

Network Audits	• Identifies pain points and security gaps for prospects and clients with fully automated built-in Network Audits

Asset Management	• Provides accurate, detailed and automatic discovery and monitoring of all network devices and applications with persistent state management

Managed Print Services	• Allows customers to discover, monitor and remotely manage network printers and imaging devices, including detailed supplies and page count data to drive any managed print offering

Network Operating Center (“NOC”) and Help Desk Services	• Provides integrated white label NOC and Help Desk services to let Managed Services Providers seamlessly extend service offerings and add scalability

Customer support

Customer support forms an integral part of our solution offering and is a key driver of customer satisfaction and loyalty.

Our users have access to agent support channels as well as online resources, including documentation, FAQs, video tutorials and the user community in the free AVG user forum. In addition, our Facebook page and Twitter feed, with over 2.4 million Facebook fans and over 159,000 Twitter followers as of December 2013, have become support forums for both free and subscription users, as well as alternative ways to disseminate important threat information to our user base.

In addition to these resources, for some issues our users are able to access expert technical support free of charge via toll-free phone numbers in the United States and United Kingdom, which operates 24 hours a day.

We include expert technical support for all of our paid subscribers as part of the product suite subscription fee. We offer support to our subscription users with a broad range of pre-sales and post-sales services through the Internet, telephone, chat, email and remote connection for more complex cases and in a variety of languages. We have thirteen call centers, one in the Czech Republic, four in the Philippines, two in India, and one each in Australia, Canada, France, Poland, the United Kingdom and the United States. The call centers in the Philippines, India, Australia, Canada and Poland are outsourced. We operate the remaining call centers. As of December 31, 2013, we had 66 employees and 371 contractors in our own and outsourced call centers. All services operated directly by AVG or by our outsourcing partners are available 24 hours a day.

Technology

Our technology platform is designed to create simple and secure Internet experiences for our user base. We design our software to be modular, allowing us to integrate new technologies quickly into our product suites and minimize the additional use of system resources as we add new functionalities. We also design our software architecture specifically for consumers and small businesses, which we believe provides a superior foundation for developing solutions for our customers than does architecture designed for larger enterprises. See “Item 5. Operating and Fiancial Review and Prospects—C. Research and Development, Patents and Licenses, Etc.”

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

SMB technology

By coupling powerful security, IT management and automation features with the ability to collect, collate and provide alerts regarding the information needed to quickly identify and address issues across the customer network, together AVG CloudCare and AVG Managed Workplace provide end-to-end visibility into all network connected devices, applications and technologies impacting the end user experience.

AVG CloudCare is an advanced cloud-based platform designed for IT partners to remotely deploy, manage, monitor, remediate and report on various security and IT management services such AntiVirus, Online Backup, Content filtering, Remote Access and Email Security Services.

AVG Managed Workplace is also a cloud-based IT service platform designed for IT partners to remotely monitor and manage any type of physical or virtual networked device. Managed Workplace’s employs multiple network discovery protocols, providing network visibility and unified management of the IT infrastructure for network devices, printers, servers, workstations, mobile devices, applications, networks and cloud, while also providing ease of use, security and control.

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

Sales

We sell most of our products either directly through our website (84.5% of revenue including search agreements in 2013) or indirectly through resellers and distributors (15.5% of revenue in 2013). The majority of our SMB sales are undertaken through resellers and distributors and we expect this trend to continue. We also sell products through other direct and indirect distribution channels such as software development kit, or SDK, arrangements with other software developers.

In the United States and Canada, we sell boxed AVG software through our distribution network to retail stores such as Wal-Mart, Best Buy, Office Depot, Office Max and Staples. We believe that our retail presence helps generate brand awareness for our solutions as well as revenue.

In addition to direct sales and sales through resellers and distributors, we sell to software developers through SDK arrangements, under which we provide the security component for software produced by those developers.

Platform revenue

Search contracts

In September 2010, we signed a contract with Google for search and advertising services, through which we generate revenue whenever our users use our browser toolbar which may be installed along with some of our products and which carries out searches through the Google search engine.

In November 2012, we renewed our search agreement with Google on a non-exclusive basis for a two-year term, which at the end of the first year could have been terminated by either party on 60-days’ notice, but neither party exercised this option. We then signed a search agreement with Yahoo! in December 2012, and have subsequently signed search agreements with Seznam and Yandex, which diversified our revenue.

At the end of 2011, we began distributing our secure search solution through third parties. This business, which involves distributing our stand-alone secure search solution in the download and installation process for other company’s products, was negatively impacted by the Google guideline changes of February 2013, which subsequently led to our decision to make a controlled exit from the third party search distribution business. The Google guideline changes, primarily the requirement for a customer to opt in to accept the AVG secure search solution, have also impacted our organic base and we expect that revenue stream to decline in 2014.

Platform diversification

We have sought to deliver additional value from our active user base by indirect monetization or receiving payments from third parties for activities undertaken by our user base but for which the user does not pay directly. As we seek to develop this revenue stream we are looking at additional ways to monetize outside of the search business.

Mobile revenues

We are seeking to expand outside of the PC market and to monetize the growing mobile market. Our focus to date has been to acquire mobile users and we are now seeking to continue to attract users and then monetize. With a number of our new products—most specifically AVG Zen to be launched in early 2014—where we are seeking to connect both PC and mobile devices across platforms and drive user growth, retention and revenue growth.

Acquisitions

Technology acquisitions

We have also added functionality to our product offering through strategic acquisitions and integration of complementary technologies. We intend to continue expanding and developing our products through targeted acquisitions.

Our key technology acquisitions since January 2011 include:

•	DroidSecurity. In January 2011, we acquired DroidSecurity, an Israel-based developer of cloud-based mobile security solutions.

•	iMedix. In May 2011, we acquired iMedix Web Technologies, an Israel-based developer of a platform for the creation, management and monitoring of toolbar applications.

•	TuneUp. In August 2011, we acquired TuneUp, a Germany-based developer of intelligent software tools that enable users to get optimal use of their operating systems and programs.

•	Bsecure. In November 2011, we acquired substantially all of the assets of Bsecure Solutions, a provider based in the United States of application service offerings featuring Internet filtering and/or cloud-based management of information technology solutions.

•	Scene. In November 2011, we also acquired a non-controlling minority stake in Scene, a technology company based in the United States that provides network performance solutions complementary to AVG’s performance optimization offerings. In addition, we executed a commercial agreement with Scene pursuant to which Scene will exclusively promote our products in certain product categories. Our acquisition agreement provided Scene with an option to repurchase our non-controlling minority stake, which was exercised during 2013.

•	OpenInstall. In January 2012, we acquired OpenInstall, Inc., a technology company based in the United States that provides a cloud-based software installation platform that allows for more efficient distribution of software products, provides related analytics and is complementary to AVG’s secure search, performance optimization and other software offerings.

In addition, we entered into employment agreements with certain employees who were former shareholders of OpenInstall.

•	Crossloop. In July 2012, we acquired the assets of Crossloop, Inc., a Delaware corporation engaged in the business of offering software applications for desktop sharing and connecting computer users with service providers.

•	Angle Labs. In January 2013, we acquired substantially all of the assets and liabilities of Angle Labs, a mobile application developer based in the United States. This was a technology acquisition focused on indirect mobile monetization which also brought two million users.

•	Privacy Choice. In May 2013, we acquired certain assets and liabilities of PrivacyChoice, a technology company based in the United States that has developed and provides privacy-related online services used by consumers and businesses. This acquisition was intended to complement our current product portfolio with a privacy application and allow us to retain the team that designed it, as we view data privacy for consumers and SMBs as an important future market.

•	LPI Level Platforms. In June 2013 we acquired the business of LPI Level Platforms, a remote monitoring and management software company based in Canada. This acquisition was a technology and sales distribution acquisition designed to increase our penetration in the SMB market as well as provide access to this businesses.

•	ASR Technologies AB. In September 2013, we acquired certain assets related to a file management technology, primarily focused on mobile, from Swedish company ASR Technologies AB, Alma Orucevic-Alagic and Amir Alagic (collectively “ASR”).

Marketing and sales acquisitions

We plan to add additional channels and sales capabilities through strategic acquisitions, and, as part of our expansion strategy, expect to focus on acquiring distributors in our most active and profitable markets.

Our sales and marketing acquisitions since 2011 include:

•	AVG Distribution Switzerland AG. In October 2011, we acquired AVG Distribution Switzerland AG, or AVG DACH, one of our resellers in Germany, Austria and Switzerland, based in Switzerland.

•	Avalanche. In October 2012, we acquired certain assets and liabilities and the on-going distribution activities for AVG products in the Australian and Pacific region from AVG (AU/NZ) PTY LTD, Avalanche Technology Group Pty Ltd and Coreen Investments Pty Ltd, or collectively, Avalanche

Government legislation and regulation

Background

The laws and regulations applicable to us, in particular laws relating to doing business on the Internet, consumer protection and information and communication technology, or ICT, are evolving rapidly. In some cases, it is not possible to ascertain with certainty how existing laws will apply in the online context, where laws have not kept pace with technological change and do not contemplate or adequately address certain unique issues raised by the Internet and ICT (e.g., laws relating to intellectual property, sales and other taxes, and data protection and privacy).

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

EU regulatory environment

Applicable law

We are subject to specific laws and regulations with respect to the processing of personal data and information, including user, customer, contractor, partner, supplier data and employee data, in many jurisdictions in which we operate. Data protection laws within the European Union is principally derived from Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and information and on the free movement of such data (hereinafter referred to as the “EU Data Protection Directive”). We are subject to certain national data protection legislation in certain member states of the European Union, which implement the EU Data Protection Directive. We are a “data controller” in relation to most personal data collected and processed by us. We do not generally process any sensitive personal data.

Key legal obligations

The principles under applicable data protection laws in the European Union require us to ensure, among other things, the following:

•	Lawfulness. This requires, for example, that we must not process data in breach of any other law and we must satisfy certain “fair processing conditions” in order to process personal data.

•	Fairness. This requires, for example, that we provide users with a “fair processing notice” so that we are transparent about the purposes for which data is processed.

•	Notification. We are required to register/notify as a data controller, if processing personal data in the context of an establishment in a member state.

•	Proportionality. This requires, for example, that we must ensure that user data is only processed if and to the extent such processing is proportional in relation to the purposes of providing services to users.

•	Data quality/accuracy. This requires, for example, that we ensure that inaccurate data is corrected.

•	Data retention. This requires, for example, that we only retain data for so long as is necessary, whether to comply with applicable laws or to provide services to the user.

•	Data security. This requires, for example, that we implement appropriate technical and organizational measures to guard against unauthorized or unlawful processing of personal data and against loss or destruction of, or damage to, personal data.

•	Data transfers. This requires, for example, that we do not transfer data outside the European Economic Area to jurisdictions which do not ensure an adequate level of protection of personal data, without taking certain steps e.g., implementation of model contractual clauses, obtaining data subject consent or carrying out an adequacy assessment).

•	Data subject rights. This requires, for example, that we respond to “subject access requests” from data subjects, to provide information about the nature and scope of processing undertaken.

A summary of the steps taken by us to ensure compliance with the above requirements are set out below, together with further details of personal data and online commerce laws and regulations in the European Union:

•	EU Data Protection Regulatory Framework. The European Commission originally published proposals to revise the European data protection regulatory framework on January 25, 2012 and has received to a large number of proposed amendments through the legislative process. Under the latest proposals, the EU Data Protection Directive (Directive 95/46/EC) would be replaced with a general data protection Regulation (together with a Directive which sets out rules on protecting personal data processed to prevent, investigate or prosecute criminal offences and related matters). Debate continues on this proposed regulation with no clarity at this time of the implementation timetable. We believe it is unlikely to become law before mid to late 2016 at the earliest. The Regulation would replace the current data protection authority notification requirements with an obligation to conduct a data protection impact assessment for risky processing operations, and includes stronger requirements for consent and data breach notification and restrictions on the collection and use of “sensitive” personal data, as well as stricter enforcement (including, in some circumstances, the power to impose fines of up to 5% of annual worldwide turnover). It also introduces the concepts of privacy by design and a strengthened right to erasure of data. The Regulation will be directly applicable across the EU, harmonizing data protection laws and regulations among EU member states. However, the Regulation’s more stringent requirements on privacy user notifications and profiling, for example, might present implementation and compliance challenges in the online and information technology fields. The Regulation does not replace the e-Privacy Directive (2002/58/EC - amended 2009/136/EC), discussed below.

•	2009 EU e-Privacy Directive. In addition to the EU Data Protection Directive, Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic communications sector (as amended in 2009—Directive 2009/136/EC), or the e-Privacy Directive, obliges member states to introduce certain national laws regulating privacy in the electronic communications sector. Pursuant to the requirements of the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user’s terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by website owners and application providers of cookies and similar technologies. Prior to providing such consent, users must receive clear and comprehensive information in accordance with the EU Data Protection Directive about the access and storage of information. Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user. Our privacy policy and fair processing notices inform users about our practices, and we routinely monitor our compliance with this legislative and regulatory framework.

•

Mobile apps and smart devices. The EU Article 29 Data Protection Working Party published an opinion on March 15, 2013 that provides key recommendations for mobile app developers, app owners, app stores, device and Operating System manufacturers and other parties on how to comply with the EU Data Protection Directive and the e-Privacy Directive. The key recommendations from this opinion are that in most cases, data controllers’ will have to rely on individuals’ consent as a legal basis for the processing of their personal data, and that consent needs to be obtained before the app starts to retrieve or place information. In addition, individuals must have the opportunity, when uninstalling apps, to have their personal data deleted where possible. See mobile privacy below for details of our response to these emerging requirements.

•	EU Consumer Rights Directive. The EU Consumer Rights Directive, which requires EU member states to adopt laws, regulations and administrative provisions necessary to comply with this directive, will be effective in June 2014 and requires us to make it clear to online consumers of our subscription products if we are selling an automatic renewal subscription service and obtain the consumer’s express consent to automatic renewal (rather than getting consent via pre-populated tick boxes). If we do not obtain the online consumer’s express consent in advance, the consumer will be entitled to reimbursement of any automatic renewal subscription fees paid. This directive also regulates many other aspects of online commerce, such as provision of information to consumers and refund requirements, which regulation could also result in requirements to modify certain of our business practices.

•	EU Cyber-security Strategy. In February 2013 the European Commission launched a cyber-security strategy for the European Union. This strategy aims to increase preparedness for security incidents such as hacking or technical failures. The most important part of the strategy is a proposed draft Directive on Network and Information Security (the draft Directive). The draft Directive introduces an obligation for operators of “critical network infrastructure” (such as infrastructure used for banking, transportation, energy, online payments and e-commerce), providers of “information society services” (e.g. Internet service providers, search engines, cloud computing providers) and public administrations to implement appropriate security measures and to report security incidents which have a significant impact on the security of core services to a competent authority, which may in turn require notification of members of the public. The requirement to report incidents could require us to disclose information which is commercially sensitive to the competent authorities.

U.S. regulatory environment

Applicable law

Although the United States does not have a comprehensive federal data protection law, every business in the United States is subject to privacy laws at the federal and/or state level. These privacy laws and other privacy requirements are actively enforced by federal and state authorities, and are also enforced via class action lawsuits and privacy-related litigation.

The first challenge that any business faces in the United States is to identify the privacy laws that apply to its business operations. There are a multitude of federal and state privacy laws. Some privacy laws focus on particular industries, such as: (i) healthcare privacy rules under the Health Insurance Portability and Accountability Act and comparable state laws; (ii) financial services privacy rules under the Gramm-Leach-Bliley Act and comparable state laws; and (iii) telecommunications privacy rules for customer proprietary network information under the Telecommunications Act of 1996.

Some privacy laws focus on particular activities, such as: (i) the Fair Credit Reporting Act that applies to companies that gather and share certain data about consumers for credit and other specified purposes; (ii) the Children’s Online Privacy Protection Act that applies to companies that engage in online collections of personal information about children under 13; and (iii) the Electronic Communications Privacy Act and comparable state laws that generally apply to, among other activities, the interception of wire, oral, or electronic communications, and access to certain stored communications.

Some privacy laws focus on particular data types, such as certain laws in California and Massachusetts, and a large number of other states have data security and breach notification requirements that apply to Social Security Numbers, bank account numbers, credit card numbers, health information, and a broad range of other sensitive data fields.

In the U.S., 2013 was defined by high-profile data breaches at retailers Target and Neiman Marcus, which prompted enforcement agencies and law makers to take action. Numerous state attorneys general are currently investigating the issue. Meanwhile, both houses of Congress continue to propose privacy and cybersecurity-related legislation.

Key legal obligations

A summary of the steps taken by us to ensure compliance with the above requirements are set out below, together with further details of personal information and online commerce laws and regulations in the United States:

Federal Trade Commission: The U.S. Federal Trade Commission, or FTC, has continued to exercise authority over privacy protections generally, using its existing authority over unfair and deceptive practices and other public proceedings to apply greater restrictions on the collection and use of personally identifiable and other information relating to consumers.

The FTC issued guidelines in 2012 entitled “Protecting consumer privacy in an era of rapid change—recommendations for business and policymakers” which set forth best practices for businesses to protect the privacy of American consumers and give them greater control over the collection and use of their personal data.

In 2013, the FTC entered into consent agreements with CBR Systems, TRENDnet and Compete Inc., after finding that those companies had failed to employ adequate security measures for the protection of personal information. The FTC also initiated an enforcement action, FTC v. Wyndham Hotels, alleging that the hotel chain failed to take “reasonable and appropriate” measures to secure its customers’ personal information in violation of the FTC Act’s prohibition against unfair business practices. Also, in January 2014, the FTC announced settlements with twelve companies for falsely claiming compliance with U.S.-EU safe harbor, which allows U.S. companies to obtain personal data regarding EU citizens as long as the companies certify their adherence to certain privacy standards. We operate with technical and organizational security measures to comply with ISO27001 controls in order to mitigate risks associated with appropriate management of certain personal information.

Mobile privacy. Early in 2012 The White House proposed a blueprint for a “Consumer Privacy Bill of Rights” which could lead to legislation or voluntary industry standards that would require the adoption of additional security measures or prevent retention or use of certain data. This proposal has yet to make substantive progress and no legislation has been enacted up as of March 2014.

From this blueprint, in July 2013 the National Telecommunications & Information Agency (“NTIA”) developed and issued a draft “Code of Conduct” which provides advice as to good practices for the development of a “short form privacy notice” for mobile devices.

In February 2014, the FTC hosted a Mobile Device Tracking Workshop, which follows the previous year’s guidance relating to mobile app development suggesting regulation in this area is increasingly likely. This guidance from the FTC, in tandem with advice from other agencies, specifically seeks to impose rules on app developers including requirements to improve the transparency for the user through use of privacy ‘short form’ and ‘enhanced’ notices.

We are developing a ‘short form privacy notice’ and have carried out consumer testing. We expect to complete the notice during the summer of 2014.

California State Attorney General. California continues to be the state with the most prolific approach to privacy legislation, with two of three bills enacted in 2013 becoming effective as of 2014, including “Do Not Track” and “Breach notification.” The children’s “right to be forgotten” bill, also enacted in 2013, is set to become effective in 2015. We actively monitor the legislation emerging from each state’s Attorney General’s Office to ensure compliance.

Our data protection compliance program

We have implemented certain policies and procedures to address data protection and privacy matters and ensure compliance across the business. We maintain an online privacy policy, which describes, among other things, the categories of data collected, the purposes for which data are collected and how to access and rectify personal data and information held by us. Users can contact us with requests related to that data by dedicated email or online/by voice via our Customer Services department. As part of our purchase and installation process, we notify users about how user data is handled by providing such users with our privacy policy and fair processing notices, which provide information about our data privacy policies. To further enhance our ability to comply with the various data privacy laws and regulations, we regularly review our policies and we provide education and training to our employees. In addition we have implemented information security policies, procedures and training for our employees (and have a privacy director on our staff). We have established a staff portal with access to privacy materials and training. We provide all staff training on privacy and data protection. We have also established a privacy committee composed of members of senior management and employees from functions across the Company, including research and development, product management, investor relations, marketing and sales, legal and security, which provides an information, discussion and awareness platform to help us stay abreast of the trends and developments in the data privacy area. This committee helps govern our privacy program and facilitates communication and compliance on data privacy issues throughout our Company as part of oversight of the compliance program.

Legal proceedings and regulatory matters

Previously, we filed voluntary self-disclosures with OFAC and the BIS, in connection with the inadvertent sale or provision of licenses for use of our software products to a small number of users (relative to our active and subscription user bases) in Cuba, Iran, North Korea, Sudan and Syria. over a period of five years before our initial public offering. We implemented a remediation plan that included terminating access to licenses and blocking updates and upgrades of our products to all users with a geographic Internet protocol (GEOIP) address in Cuba, Iran, North Korea, Sudan or Syria. The matters were closed without the imposition of any fines or penalties on us. In December 2011, we received a cautionary letter from OFAC and in September 2013, we received a warning letter from BIS.

For additional information regarding legal proceedings, see “Litigation contingencies” described in note 19 to our consolidated financial statements included in this Annual Report.

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

Our main competitors fall into the following categories:

•	vendors with “freemium” pricing like our own, such as Avast!, Avira, PC Tools (which was acquired by Symantec), Carbonite and Dropbox;

•	traditional vendors such as Intel Security (formerly McAfee, which was acquired by Intel Corporation), Symantec and Trend Micro (which primarily provide software solutions, including security software, for large enterprises) and Eset, Kaspersky Labs, Panda Software, Sophos, Rising, Kingsoft, Check Point and F-Secure (which offer more customized and segment-focused products);

•	vendors offering PC optimization products, such as UniBlue;

•	secure search toolbar providers;

•	SMB SaaS players such as Kaseya and Solarwinds;

•	vendors offering applications specifically addressing mobile users, particularly in the area of security, such as Lookout Inc.;

•	large corporations offering a wide variety of products, only a few of which compete with ours, such as Microsoft, Google, which introduced free security software solutions, Apple, which offers cloud-based data protection, Qihoo, Tencent and Facebook.

We believe the principal competitive factors in our markets can be categorized as set forth below:

•	product ease of use;

•	size and ease of installation;

•	new features and functionality;

•	product interoperability and reliability;

•	integration with third-party applications or web user interfaces;

•	pace of innovation and product roadmap;

•	extent of active user base;

•	user trust and overall community engagement;

•	brand awareness;

•	price of products and online services;

•	ability to develop and sustain partner relationships ;

•	strength of customer service organization;

•	customer support and training;

•	ability to scale operations; and

•	size and financial stability of operations.

C. ORGANIZATIONAL STRUCTURE

A list of our subsidiaries, including name, country of incorporation or residence and breakdown of ownership interest and voting power is provided in “Item 19. Exhibits—Exhibit 8.1.”, which is incorporated herein by reference.

D. PROPERTY, PLANT AND EQUIPMENT

Our principal registered office is located in Amsterdam, the Netherlands. We lease office space for our offices in Amsterdam and for our regional facilities, in Brno and Prague, in the Czech Republic; in San Francisco, California, Fort Walton Beach, Florida, Roswell, Georgia, and Newton, North Carolina, in the United States; Beijing in China; Nicosia in Cyprus; Anglet in France; Tel Aviv in Israel; Ottawa, in Canada; Baar in Switzerland; Melbourne in Australia; and Lincoln in the United Kingdom. Our leases expire at various times during the current and coming years. In 2014, we expect to terminate our lease on our office in Nicosia.

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

Due to organizational reorganizations, we ceased using our leased office spaces in Darmstadt and Munich in Germany. The lease term of these office spaces will end in 2022 and 2014, respectively. The leased office space in Darmstadt is partially sublet.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  OPERATING RESULTS

Revenue generation

We generate revenue principally by selling our premium products to consumers and by monetizing our active user base through online services, as described in detail under “Item 4. Information on the Company—B. Business Overview.”

The sources of our revenue are geographically diversified. In 2013, the Americas represented 55.6% of our total revenue, compared to 56.9% in 2012 and 60.0% in 2011. In 2013, Europe, Middle East and Africa (EMEA) represented 37.8% of our total revenue, compared to 37.7% in 2012 and 34.9% in 2011. The balance of our total revenue was attributable to other geographic regions.

The following table summarizes the growth in our subscription revenue and our platform-derived revenue for the years ended December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars, except for percentages)
Revenue by type:
Subscription revenue	$175,654	$196,858	$250,839
Platform-derived revenue	$96,738	$159,108	$156,274
Total revenue	$272,392	$355,966	$407,113
Percentage of total revenue by type:
Subscription revenue	64.5%	55.3%	61.6%
Platform-derived revenue	35.5%	44.7%	38.4%
Total revenue	100.0%	100.0%	100.0%

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

To a lesser extent, the Company also sells perpetual software licenses. The perpetual license agreements include free maintenance and support services (which include the right to bug fixes, but exclude the right to receive unspecified upgrades/enhancements of the Company’s product on a when-and-if-available basis), for which vendor-specific objective evidence of the fair value of undelivered elements does not exist. The Company recognizes all revenue from perpetual license agreements ratably over the expected term for providing maintenance and support services.

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

Platform-derived revenue

To date, our platform-derived revenue consists primarily of revenue generated via our dynamic secure search solution and to a lesser extent, revenue shares from third-party advertisers and the sale of threat analysis data. While the searches conducted by users via our dynamic secure search solution are free to our users, we receive a proportion of the revenue generated by search providers from our users’ search activity. This platform-derived revenue is recognized at the time the service is provided.

We have used our dynamic secure search solution to generate revenue through our search agreements with multiple providers, the most significant of which are Google and Yahoo!. In exchange for directing our active users’ search queries to search providers, we earn a percentage of the search revenue generated by such search providers. Our platform segment has historically been predominantly dependent on revenue generated by a single search results provider. However, during 2013 we successfully implemented our strategy to diversify and de-risk our platform-derived revenue stream. In the first quarter of 2013 we recommenced distribution of a Yahoo! powered secure search solution, also following the change in Google’s guidelines for search distribution that came into effect on February 1 2013requiring search users to opt-in to receiving our secure search solution. Revenue derived from Google represented 28% of our revenue in 2013, compared to 44% in 2012. Our revenue generated by Yahoo! accounted for 9% of our revenue in 2013 compared to none in 2012.

During 2013 we announced a partnership with Yandex to distribute a secure search solution powered by their search results. Yandex is Russia’s most popular search engine, making it one of only a few examples where a local player is dominating the domestic search market. Yandex also operates in Turkey, where it launched a search engine and a range of other web-based services in 2011, as well as in Ukraine, Kazakhstan and Belarus. This supplemented the agreements concluded during 2012 with Google, Yahoo! and Seznam. Our two-year non-exclusive search contract with Google became effective on December 1, 2012. The agreement included an option at the end of the first year, allowing either party to terminate for convenience upon 60 days’ notice which was not invoked. Our agreement with Yahoo! is a three-year non-exclusive search partnership and software distribution contract effective from January 1, 2013. Our diversification strategy applies at a user level whereby for example, a user will either have his or her searches directed to Yahoo! exclusively or Google exclusively. Where we send traffic is based on customer lifetime value which is influenced by not only revenue per search (itself influenced by the quality of the ad network we are using) but also by the acceptance of our search offering and the length of time a search user utilizes our secure search solution (influenced by type of offer, search experience and strong brand identification).

We intend to continue to explore opportunities with search providers and search aggregators in order to further embed diversification within this revenue stream. In addition we continue to develop enhancements to our secure search solution, allowing us to prolong user lifetime. Growth in our platform-derived revenue will depend on our ability to effectively monetize and expand our user base through additional online services, greater user engagement and extending overall lifetimes of our products.

During 2013, we continued our monetization initiatives by offering services to users outside of our organic user base through partnerships whereby our secure search solution is included with third-party application downloads. However, in November 2013 we announced our decision to exit the third party search distribution business as a result of continued and increasing competitive pressure, combined with the manner of distribution and nature of potential partners’ products often conflicting with our brand position. We expect to complete our exit from this business during 2014.

During 2013 we successfully began indirect monetization of our mobile user base through third-party advertising from which we collected a revenue share. Although mobile revenue was de minimis in 2013, as we continue to grow our mobile user base and optimize such advertising programs, we expect that this will represent an increasing share of our platform-derived revenue stream over time, though we expect that it will still represent a immaterial share of overall revenue in 2014.

Growth in our platform-derived revenue will depend on our ability to effectively monetize and expand our user base through additional online services, greater user engagement and extended overall lifetimes of our products. Our diversification strategy allowed us to successfully mitigate some of the impact of guideline changes from our search providers during 2013; however, we may not be able to mitigate certain unknown or unanticipated guideline changes (both at the search provider and browser level) in the future.

Key metrics

We monitor a number of metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We also provide certain other metrics that we believe may be helpful to investors in understanding the business.

Active, subscription, and stand-alone secure search users

We measure the number of active users as those that (i) have downloaded and installed our free software on a PC and have connected to our server at least twice, including at least once in the preceding 30-day period, (ii) represent a unique mobile device, which has installed one or more of our mobile applications, from which at least one application has contacted our server twice in the preceding 30-day period (with at least 24 hours between the first and second contact), (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. Subscription users are active users who subscribe to our premium products and online services, the primary component of our subscription revenue. We include in the number of free users those with trial licenses and licenses distributed for promotional purposes. We believe that our methodology for counting our user base is more conservative than methodologies used by other software companies, some of which count users with less frequent interaction.

We believe that the number of active users is currently the most accurate depiction of our user engagement and that active users are the most likely users of the new products and cloud-based services we intend to offer in the future. The active user metric is calculated on a per device basis, so in some cases, a single user may use multiple devices, which may increase this number, while in other cases multiple people may use a single device, which may decrease this number.

Our number of subscription users equals our number of eligible license sales multiplied by the numbers of devices protected per license. If the license is sold through our web-based channel, subscription users are counted at the time of purchase. If the license is sold through a retail channel, all subscription users under a license are counted the first time any installation under that license occurs. For example, if a user purchases a three-device license and protects only two devices, this would be counted as three users for our subscription user calculation. We seek to apply this method consistently as we exclude unlicensed or “unauthorized” devices of abusing users (those users who are protecting more devices than authorized under their license) from our user base calculations. We also exclude illegal users (those who use false or illicit license keys), even though we still incur costs to support these users and provide them with updates because we believe they form an important part of our viral marketing strategy. Subscription users are counted as such for the entirety of their valid license period, irrespective of their connectivity to our servers. They are converted to free users upon the expiration of the license, unless the license is renewed.

	For the year ended December 31,
	2011	2012	2013
	(unaudited)
Active users at period end (in millions)	108	146	177
Average active users(1) (in millions)	103	127	161
Subscription users(1) at period end (in millions)	15	15	16
Average subscription users	14	15	16

(1)	In this Annual Report, unless otherwise indicated, active user and subscription user numbers have been rounded to the nearest million. Active users as of December 31, 2013, included approximately 68 million users of our mobile products.

In 2014 we expect to refine the definition of active users in relation to users of our mobile products such that it will represent a unique mobile device that has installed one or more of our mobile applications, from which at least one application has contacted our server once (rather than twice) in the preceding 30-day period. If this change had been implemented as of December 31, 2013 active user numbers at that date would have been 180 million instead of 177 million, of which users of our mobile products would have been 71 million instead of 68 million.

We recognize that potential flaws in our user metrics may exist and we will continue to assess opportunities to improve our methodology of calculating these metrics. We may choose in the future to further alter this calculation methodology beyond the change already planned for 2014 to reflect changing circumstances or additional information. In addition, the evolution of our product portfolio, both in 2014 and beyond, may necessitate revisions in our user count methodology that are not possible to quantify currently. With our product development activities seeking to connect both PC and mobile devices across platforms in the consumer market and the planned further expansion of our SMB SaaS offering, we may in the future further revise our user count methodologies. See “Item 3. Key Information—D. Risk Factors—Accurately measuring the number and retention of our active and subscription users is difficult….”

Revenue per average active user

Revenue per average active user is defined as total revenue divided by the average number of active users in that period. We monitor revenue per average active user because we believe it reflects whether we have been successful in our strategies to increase the combined platform and subscription revenue from each user. We monitor total revenue per average active user, because each active user provides opportunities for us to realize both platform and subscription revenue through our platform monetization initiatives, such as our dynamic secure search solution, and through our multiple product strategy of up-selling and cross-selling our expanding set of premium products and online services to all of our users. We monitor revenue per average active user to assist us in making strategic decisions primarily in three ways:

•	seeking to optimize the revenue per user we currently receive from our existing user base in order to increase our revenue per average active user in the near term, including by optimizing the monetization methods used with different user base segments;

•	determining whether to invest in increasing the size of different user base segments to the extent that we have current opportunities to monetize them; and

•	determining whether to invest in increasing the size of different user base segments to the extent that we have identified opportunities to monetize them in the future.

As a result, revenue per average active user represents the outcome of our strategic priorities and may vary across periods depending on the extent to which we are pursuing each of the strategies described above.

	For the year ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars, except for user data and per user data)
Total revenue	$272,392	$355,966	407,113
Active users at period end (in millions)	108	146	177
Average active users (in millions)	103	127	161
Revenue per average active user	$2.65	$2.80	$2.53

During 2013 we experienced an expected reduction in our revenue per average active user, due to our successful acquisition of mobile users which monetize at a significantly lower level than our historic PC users, a trend we expect to continue in the near future as our mobile growth is expected to out-pace our PC growth. Excluding mobile active users, our revenue per average active user would have increased from $3.27 in 2012 to $3.54 in 2013, an increase of approximately 8%, and from $2.76 in 2011 to $3.27 in 2012, an increase of approximately 18%.

Subscription revenue per average subscriber

Subscription revenue per average subscriber is defined as subscription revenue divided by the average number of subscription users in the period.

	Year ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars, except for user data and per user data)
Subscription revenue	$175,654	$196,858	$250,839
Subscribers (in millions)	15	15	16
Average subscribers (in millions)	14	15	16
Subscription revenue per average subscriber	$12.39	$13.09	$15.90

Subscription revenue per average subscriber increased by 21% from 2012 to 2013, principally as a result of increased revenue from our PC optimization products and an increase in the proportion of active users that use multiple products. We have not historically recognized users with a valid subscription license to our AVG-branded PC optimization product as unique subscribers because the primary channel for subscription sales of this product is through our existing user base. If we had recognized users of our AVG-branded PC optimization product as subscribers as of December 31, 2013 our subscribers would have been 1.5 million higher as compared with 0.9 million higher as of December 31, 2012, although we estimate that 58% of these users subscribed to other products in our subscription base, as compared to 45% as of December 31, 2012, and thus did not represent unique subscribers.

Future growth in this metric will be dependent on the expansion of our premium products portfolio to drive revenue from cross-selling into the same user base. In addition user segment mix may drive variances in this metric, with licenses sold in the SMB sector generally involving higher discounts due to the nature of multi-seat licenses sold through multi-tiered distribution channels.

Search volume and platform-derived revenue per thousand searches

	Year ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars, except for search volume data and per thousand searches data)
Platform-derived revenue	$96,738	$159,108	$156,274
Search volume (in millions)	4,091	7,202	6,712
Platform-derived revenue per thousand searches	$24	$22	$23

Search volume is defined as by the number of searches in thousands conducted by our active users using secure search functionality in our products, including toolbars, and our secure search web pages. We do not include DNS-error-page-related searches in calculating search volumes due to their distorting impact. We consider the search volume to be the primary driver of platform-derived revenue as search volume provides us with the opportunity to earn money from our arrangements with search engine companies. Searches are the initial step in the monetization process, with the final step being the generation of platform-derived revenue as reported in our financial statements, and hence it is search volume that is measured in considering the drivers of platform-derived revenue.

Platform-derived revenue per thousand searches, or RPM, is defined as platform-derived revenue divided by search volume in thousands.

Search volume decreased in 2012 to 2013, primarily due to an AVG product-strategy decision to cause clicked-on links to open in a new tab as opposed to replacing the search result page, which has the consequence of reducing search volumes, but increasing the net contribution per search. As a consequence, platform-derived revenue per thousand searches increased from 2012 to 2013.

Search volume increased from 2011 to 2012 as a consequence of a significant growth in our active users using PC products and in engagement with our secure search functionality by those users. Platform-derived revenue per thousand searches decreased from 2011 to 2012, primarily as a consequence of a change in the geographical mix during a period of significant growth in search volumes.

The level of platform-derived revenue per thousand searches is dependent on a number of different factors that may affect the revenue share we receive from our search partners. These include the geographical mix of users using our secure search tools, the nature of the searches they make and how they respond to advertising offers as well as the quality and coverage of advertising provided by our search partners. The geographical mix of searches is an important variable as some regions, for example the U.S., have a comparatively more developed online advertising market, resulting in greater coverage and quality of advertising offered through our search partners. This leads to comparatively higher absolute revenue through our revenue share arrangements.

Non-GAAP measures

In addition to financial measures calculated in accordance with U.S. GAAP, we use a number of financial measures that are not calculated in accordance with U.S. GAAP. These non-GAAP measures provide additional information on the performance or liquidity of our business and so we believe are useful for investors.

Adjusted net income, free cash flow and their related ratios are non-GAAP measures and should not be considered alternatives to the applicable U.S. GAAP measures. In particular, adjusted net income and free cash flow, and their related ratios, should not be considered as measurements of our financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity.

Adjusted net income and free cash flow are measures of financial performance and liquidity, respectively, and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, analysis of our results of operations, including our operating income and cash flows, as reported under U.S. GAAP. We provide these non-GAAP financial measures because we believe that such measures provide important supplemental information to management and investors about the Company’s core operating results and liquidity, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company’s core operating results or business outlook or liquidity. Management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company’s performance against its historical performance. Some of the limitations of adjusted net income and free cash flow and their related ratios as measures are:

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

Adjusted net income

Adjusted net income is defined as net income for the period, adding back: share-based payments; acquisition-related intangible asset amortization expense; benefit (provision) for income taxes and deducting from adjusted profit before taxes the impact of a normalized tax rate; and other one-off charges.

Adjusted net income as disclosed in this Annual Report reflects an adjustment to normalize tax as stated above, since the Company’s profit and loss tax charge varies from period to period and has shown significant variations from its cash tax charge. In particular, the Company’s entry into an innovation tax regime in the Netherlands resulted in a significant tax credit in June 2011, which reverses over subsequent periods. In order to remove the period to period impact of these variations, the Company has used an estimated normalized tax rate in its historic non-GAAP financial reporting and future projections, to better reflect the core operational changes in the business. During 2013 we updated the normalized tax rate to 12.5%, as compared to 14% applied in 2012 and 2011. The normalized tax rate of approximately 12.5% is based on an estimate of the Company’s future cash tax rate as well as its recent cash and income statement tax charges. The tax rate reflected on the income statement for 2012 and 2013 was respectively on average approximately 19.4% and 38.0% and the tax paid reflected on the cash flow statement in 2012 and 2013 was approximately respectively 15.2% and 15.6%.

In the year ended December 31, 2013, we recorded add-backs to adjusted net income totaling $11.2 million (net of tax $9.7 million). This included $3.6 million in charges associated with the rationalization of the Company’s global operations, including $1.7 million costs in relation to the program announced in the fourth quarter of 2012, principally focusing on the absorption of activities from our TuneUp operation within other AVG entities. In December 2013 the Company commenced a program to further streamline our business focus and resource allocation, in particular following our November announcement of our decision to make a controlled exit from the business of distributing our secure search solution through third parties. This led to a charge of $1.4 million in the year ended December 31, 2013. In addition we incurred severance and other restructuring costs of $0.5 following our acquisition of the business of LPI Level Platforms. We incurred $3.2 million costs in respect of a class action litigation relating to the design, sale and marketing of our AVG PC TuneUp software including a net settlement of $1.5 million (gross liability of $2.5 million less $1.0 million contribution from the Australian based former provider of the software), and $1.6 million in legal fees associated with the negotiation of the settlement. We additionally recognized $2.6 million of accelerated amortization of deferred financing costs due to the full voluntary repayment and termination of our long-term debt facility entered into on March 15, 2011 and originally due to mature on March 15, 2016. Also in the year ended December 31 2013, we further incurred $1.8 million in acquisition related charges, including $1.6 million in respect of PrivacyChoice LLC and $0.2 million related to ASR Technologies AB.

In the year ended December 31, 2012, we recorded add-backs to adjusted net income of totaling $7.2 million (net of tax $6.2 million). In December 2012 the Company undertook a program to rationalize our global operations, including our TuneUp operation and headcount reductions in various locations. The purpose of this program was to reduce overhead costs in order to redirect spending to research and development in 2013. This led to a charge of $5.1 million in the year ended December 31, 2012. In addition we recorded a charge of $2.1 million in acquisition-related charges related to our acquisition in 2011 of the mobile platform company, Droid. We believe these charges should be excluded from adjusted net income as they do not reflect the ongoing costs of operations of the Company.

In the year ended December 31, 2011, we made an adjustment to adjusted net income $3.7 million (net of tax $3.2 million) related to the settlement of pre-existing relationships with a reseller on purchase of a reseller based in Germany which serviced the Germany, Austria and Switzerland region, or the DACH reseller. In total, we paid $9.1 million for the DACH reseller including an amount of $3.7 million that was ultimately determined to be in connection with the settlement of pre-existing relationships between the parties, separate from the acquisition. We believe that the amount attributable to settling the pre-existing relationships of $3.7 million (net of tax $3.2 million) should be excluded from adjusted net income.

In evaluating adjusted net income, the Company may incur future expenses similar to the adjustments reflected below. For example, while share-based compensation is a component of cost of revenue and operating expenses, the impact to our consolidated financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of our ordinary shares. Our presentation of adjusted net income should not be construed as an inference that our future results will be unaffected by amortization, share-based compensation or any unusual items. Furthermore, we may in future periods make additional adjustments to the definition of adjusted net income to reduce the impact of any unusual or distortive items.

The following table presents a reconciliation of adjusted net income to net income for each of the periods indicated.

	Year ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars)
Adjusted net income:
Net income	$100,432	$45,817	$63,714
Add back: Share-based compensation	6,396	16,183	8,928
Add back: Acquisition amortization(1)	4,466	8,215	12,271
Add back: Adjustments for other items, net of tax(2)	3,673	7,213	11,218
Add back: Income tax provision (benefit)	(49,260)	11,141	39,006
Adjusted profit before taxes	65,707	88,569	135,137
Less: Tax effect(3)	(9,199)	(12,400)	(16,892)

Adjusted net income	$56,508	$76,169	$118,245

(1)	Includes amortization of acquired intangibles.
(2)	Other adjustments between GAAP and non-U.S. GAAP measures for the twelve months ended December 31, 2013 comprise $2.6 million of accelerated amortization of deferred financing costs due to the full voluntary repayment and termination of long-term debt, $3.2 million in charges associated with a litigation settlement, $3.6 million in charges associated with the rationalization of the Company’s global operations, including integrating the business acquired from LPI Level Platforms Inc., and $1.8 million in acquisition related charges primarily relating to the PrivacyChoice integration. For the twelve months ended December 31, 2012 the Company recorded $5.1 million in charges associated with the rationalization of the Company’s global operations and $2.1 million in acquisition related charges. In the fourth quarter of 2011 the Company recorded an adjustment of $3.7 million related to acquisition-related charges.
(3)	Adjusted for impact of normalized tax rate of 12.5% in the twelve months ended December 31, 2013 and 14% in 2012 and 2011. The normalized tax rate of 12.5% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.

The following table presents the changes between 2011 and 2012, and between 2012 and 2013, in adjusted net income.

	Year ended December 31,			Change 2011 vs. 2012		Change 2012 vs. 2013
	2011	2012	2013	In dollars	Percentage	In dollars	Percentage
	(unaudited, in thousands of U.S. dollars, except for percentages)
Adjusted net income	$56,508	$76,169	$118,245	$19,661	34.8%	$42,076	55.2%
Percentage of total revenue	20.7%	21.4%	29.0%

In 2013 adjusted net income increased compared to 2012 primarily due to cost management actions, that led to an improvement in margins at the operating income level; adjusted operating income increased by $27.9 million or 25%, compared to a $51.1 million, or 14%, increase in revenue. This was supplemented by a $15.6 million saving in other income (expense), principally due to the restructuring of our long term debt.

In 2012 adjusted net income increased compared to 2011 primarily due to the growth in revenue, which more than offset increased expenditure and investment in new areas such as mobile, as well as an increased interest charge.

The normalized tax rate of 12.5% (14% in 2012 and 2011) is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.

Free cash flow

Free cash flow is defined as net cash provided by operating activities less capital expenditures, which we define as payments for property and equipment and intangible assets. We disclose free cash flow in this Annual Report because we view free cash flow as an additional measure of liquidity that is indicative of the level of cash available for other purposes, including, but not limited to, further investment in the business, acquisitions, debt repayments, or share repurchases.

In evaluating free cash flow, you should be aware that levels of both cash generation and capital expenditures may change in the future. Our presentation of free cash flow should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items.

We use free cash flow as a measure of liquidity and not as a performance measure. Free cash flow reflects interest paid on external debt and as a consequence its use to measure the operating performance of the business is significantly affected by the capital structure of the Company. Reductions in the level of external debt in 2012 and 2013 resulted in significant reductions in the level of interest payments and as such a significant contributor to the increase in free cash flow over that period. Similarly, any future increase in borrowing would have an adverse impact on the level of free cash flow as a consequence of the increased interest payments.

The following table presents a reconciliation of free cash flow to net cash provided by operating activities, the most comparable U.S. GAAP measure, for each of the periods indicated.

	Year ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$82,911	$119,306	$145,204
Less: Payments for property and equipment and intangible assets	(11,373)	(17,914)	(16,726)
Free cash flow	$71,538	$101,392	$128,478

The following table presents the changes in free cash flow between 2013 versus 2012 and 2012 versus 2011.

	Year ended December 31			Change 2011 vs. 2012		Change 2012 vs. 2013
	2011	2012	2013	In dollars	Percentage	In dollars	Percentage
Free cash flow	$71,538	$101,392	$128,479	$29,854	41.7%	$27,087	26.7%

In 2013, free cash flow increased by $27.1 million compared to 2012 reflecting an increase in cash from operating activities of $25.9 million or 21.7% combined with lower capital expenditure, which at $16.7 million was $1.2 million lower than in 2012

The increase in free cash flow from 2012 to 2013 was principally driven by growth of $40.2 million in subscription bookings and by a reduction of $11.9 million in interest paid, partially offset by increased cost of revenue and operating costs of $23.3 million as noted in the section “Key factors affecting our performance” below.

There were no unusual movements in working capital during the period and our capital expenditure decreased by $1.2 million compared to 2012 due to prudent cost management.

In 2012, free cash flow increased by $29.9 million compared to 2011 reflecting an increase of $36.4 million or 43.9% in cash from operating activities partially offset by an increase in capital expenditure, which at $17.9 million was $6.5 million higher than in 2011

The increase in free cash flow from 2011 to 2012 was principally a consequence of increased sales, driven by growth in platform-derived revenues and subscription bookings, partially offset by spending on activities to drive those bookings and investment in areas such as mobile, together with an increase in interest paid.

Key factors affecting our performance

The following discussion highlights the key factors we believe affect our results of operations.

Growth of our product portfolio

A key driver of our future growth is our ability to cross-sell products into our user base. Our acquisition of TuneUp Software GmbH, and the subsequent growth of our PC optimization software revenue stream, is a clear example of successfully growing our product portfolio. During 2013 we have experienced growth of the number of applications per subscription user, which we intend to grow in the coming periods through internal product developments such as AVG Zen and also inorganically through acquisitions.

Growth of our user base

Growth of our user base is a primary driver of our revenue. Growth in our subscription user base is a key driver of our subscription revenue and growth in our active user base, along with search volume, drives platform-derived revenue.

Active users

The primary driver of growth of our active user base has been increasing user awareness of our solutions and the AVG brand, which we promote through key mobile application stores, online viral marketing, including word-of-mouth advertising, blogs and other media referrals. In addition, periodic enhancements and functionality additions made to our free solutions also contribute to overall active user base growth. This has allowed us to grow our active base of mobile users by 160% from 26 million as of December 31, 2012 to 68 million as of December 31, 2013. Growth of our active user base also reflects our general strategy toward localization, i.e., producing versions of our products in local languages and in some cases adapted for specific markets. If these various strategies do not work and we are not able to grow our active user base over the long term, our business and profitability could be adversely affected.

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

User retention

One element affecting the growth and stability of our user base is our ability to retain existing users, which is influenced by a variety of factors. For example, our ability to retain both subscription users and active users is affected by the frequency with which our users replace their personal computers, as free trial versions of antivirus and other software are typically preinstalled on new personal computers. Personal computer lifetime creates an interesting dynamic for us, since while potentially decreasing opportunities for growth in our antivirus and other software categories it generates increasing demand for our PC Optimization software. Users at mobile devices have lower retention rates than those using personal computers, also by virtue of the lower average lifetime of a mobile handset. In addition, due to our limited ability to track users based on personally identifiable information, even if existing users continue using our products on new personal computers, it historically has appeared to us as the loss of an existing customer and the addition of a new customer. Assessment of retention of free users is particularly difficult as we have historically collected little or no identifiable information on these users. User retention also depends on the mix of products sold to consumers versus small businesses, as different user types have different retention characteristics. Another factor affecting subscription user retention is the extent to which we invest in various marketing and customer loyalty programs, such as discounted pricing for renewals and two-year subscriptions, as well as the cross-selling of products within our user base. We may adjust our pricing strategy from time to time with the objective of increasing our revenue per average active user, which may cause decreases in our subscription renewal rates even if it increases overall revenue. For example, we may reduce discounts given to renewing users, which could increase overall revenue if the increase in revenue from each renewing user is not fully offset by the decrease in revenue caused by the resulting decline in renewal rates. Since 2011 we have successfully implemented and optimized an auto-renewal strategy for subscription users (an opt-in or opt-out option selected by the user at the time of purchase to automatically renew the relevant subscription and to charge the user’s pre-designated debit or credit card) where possible and permitted by law to increase our retention of subscription users. Approximately 76% of subscription users purchasing a license online in 2013 opted for auto-renewal (compared to 71% in 2012 and 43% in 2011). In the fourth quarter of 2013 we saw the first material maturation of expiring PC Optimization licenses originally purchased with an auto-renewal. As we have successfully demonstrated with our auto-renewal strategy for our anti-virus products in the last three years, we will seek to optimize the auto-renewal strategy for PC Optimization users which represents a strong growth opportunity in the coming periods. However, certain proposed regulations in the European Union and the United States may not allow for auto-renewal in the future, which may result in a lower renewal rate by our existing subscription users. See “Item 3. Key Information—D.Risk Factors—Regulation of the Internet and the lack of certainty regarding application of existing laws to the Internet could substantially harm our operating results and business” and “Item 3. Key Information—D.Risk Factors—A significant percentage of our total revenue comes from purchases of subscriptions to our premium products, which must by their terms be renewed by our users to remain in force.”

Platform monetization of our active user base

We expect the continuing impact of Google’s guideline changes will lead to a material decrease in 2014 in platform revenue we derive from the use of our secure search solution within our own user base, which, due to its organic nature, represents a high quality margin monetization route. Combined with our November 2013 announcement of our decision to make a controlled exit from our business focusing on the distribution of our secure search solution through third-party application partnerships, we expect platform-derived revenue will represent a decreasing percentage of our overall revenue in the near term.

However, monetization of our active user base through platform-derived revenue in addition to subscription revenue remains a key element of our overall performance and strategy, driven by our ability to provide new premium products and online services that generate subscription and platform-derived revenue. Our subscription revenue includes the sale of premium products and solutions, including our premium Internet Suite, PC optimization software, parental control software, and system optimization among others. The primary component of platform-derived revenue is from search agreements, whereby we deliver user Internet search requests submitted into our dynamic secure search solution to our search providers. In 2014 we also seek to increase the contribution from indirect monetization of our mobile user base, through our partnerships with mobile advertising networks, although we do not expect this to be material in the near term.

Platform-derived revenue from our secure search solution is dependent upon the volume of Internet searches conducted. We have formed a number of strategic alliances and agreements that allow us to market and cross-sell products and online services to our active users. If we are not able to provide additional products and online services that enable us to further monetize our platform, grow the number of users who use our dynamic secure search solution, or continue and extend key agreements that provide a substantial portion of our platform-derived revenue our revenue and profitability could be adversely affected. Further we continue to develop enhancements to our secure search solution, allowing us to prolong user engagement and lifetime. If we are not able to provide such enhancements our revenue and profitability could be adversely affected.

Similarly, successful indirect monetization of our mobile user base will depend on our ability to successfully optimize in-application advertisements and promotions, and the continuing expansion of our mobile user base.

Searches conducted

The substantial majority of our platform-derived business to date and expected for the near term is based on secure Internet searches. When users install our toolbar or various other applications, we provide them with our dynamic secure Internet search functionality. Except for DNS-error-page-related queries, which are sent to Yahoo!, we establish a primary search provider for a particular geography based on maximization of customer lifetime value per offer of our secure search solution. Thus our platform-derived revenue from search is diversified across search providers comprised of Yahoo!, Google, Seznam and Yandex.

A search engine’s advertisers pay the search engine a fee each time a user clicks on one of the advertisers’ ads displayed on the search engine’s sponsored links. We receive a percentage of that fee, which we recognize as platform-derived revenue. This is dependent on the fees the search engine receives from the click-through of a user. The fees per click are based on a variety of factors that are beyond our control and our revenue and profitability may be harmed if these factors do not move in our favor. Our platform-derived revenue may therefore be affected by both factors we can influence, such as the number of toolbar installations and engagement with the toolbar driving search volumes, but also by factors beyond our control, such as individual user behaviors in choosing to click on advertisement links as well as the fees earned by the search provider for each click on an advertisement link, which in turn affects our share of those fees. If we are not able to grow the aggregate number of clicks or searches, the conversion of search queries to click-throughs, or the lifetime value of a search user, our platform-derived revenue may be impacted.

Security demand and awareness

Our free Internet security software serves as our primary customer acquisition vehicle, across both personal computers and mobile devices. Internet users view security software as a prerequisite for a secure, safe Internet experience.

The size of our user base, and consequently our result of operations, are influenced by general growth in the consumer and small business security market, broader interest in security software and changes in the awareness among consumers and small businesses as to the need for Internet security. The growing use and popularity of the Internet has led to increased demand for Internet security solutions, including our products. In addition, newsworthy events involving or predicting harm caused by significant and extensive breaches of Internet security cause demand for our products to increase. As cybercrime has increased in both frequency and sophistication, our users have demanded more comprehensive Internet security solutions. We believe that as online activity and the interconnectivity of devices continues to increase, the security requirements of our users will also increase.

Online marketing and distribution

Our business model benefits our profitability by facilitating and encouraging viral marketing and soliciting product development ideas from our active users, which can reduce operating expenses. In particular, our model helps to limit the growth in our sales and marketing and customer acquisition expenses.

From 2011 to 2013, our revenue was increasingly derived from our own online channels, including sales of our software solutions through our own web-based distribution platform and our platform-derived revenue, as opposed to our reseller network (which includes offline sales and sales through third-party distributors (whether in retail stores or on the Internet)). Growth in our web-based distribution has had the effect of increasing the percentage contribution of our sales to our overall profitability by eliminating costs incurred with respect to third-party distributors and lowering our own cost of sales. Over the near term, we expect revenue from our reseller network to increase as a percentage of total revenue due to the expected contraction in platform-derived revenue combined with the impact of our 2013 acquisition of the business of LPI Level Platforms and our further investment into the expansion of our SMB SaaS offerings, sales of which are principally made through our channel partners.

The following table summarizes our revenue by distribution channel for each of the years ended December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars)
Reseller network	$68,246	$64,307	$63,155
Web-based and platform-derived	204,146	291,659	343,958

Total	$272,392	$355,966	$407,113

Currency fluctuations

Our reporting currency is the U.S. dollar, notwithstanding that we are organized under the laws of the Netherlands. In 2013, 56% of our revenue was generated in U.S. dollars, while 19% was generated in euros, 13% in British pounds sterling and 4% in Czech crowns. In addition, in 2013, we incurred 52% of our cost in U.S. dollar, 15% in euros, 5% in British pounds sterling and 19% in Czech crowns. We are exposed to translational risk resulting from the retranslation of the results of subsidiaries with functional currencies other than the U.S. dollar, in particular our Czech, Israeli, Euro-functional and U.K. subsidiaries. In 2013, the effect of this exposure in Other comprehensive income was a loss of $4.3 million.

The Company enters into foreign exchange contracts to economically hedge transactional exposures between the U.S. dollar and British pound sterling, Czech crown, Israeli shekel, Canadian and Australian dollar and the euro, reducing some of our exposure but not eliminating it.

Effective tax rate

Through May 31, 2011, our effective tax rate was mainly determined by the nominal corporate tax rate of 10% in Cyprus and a relatively low corporate tax rate in the Czech Republic. On June 1, 2011, we entered into an innovation tax regime in the Netherlands and recognized tax benefits (deferred tax assets) which significantly impacted our effective tax rate. As a result, we received a credit, or a benefit to our income statement of $56.3 million in June 2011, and then an offsetting charge of $8.0 million in 2011, $13.6 million in 2012 and $13.1 million in 2013. As a result, our effective tax rate was (96.3)% in 2011, 19.4% in 2012 and 38.0% in 2013.

The primary reason for the increase in tax expense for the year ended December 31, 2013 is due to the deferred tax asset for deferred revenue. Deferred tax assets are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred taxes are expected to be settled or realized. As a result of the centralization of all intellectual property in the Netherlands during 2013 and alignment of the intercompany transfer pricing methodology, the enacted tax rates used for realization of the deferred tax assets decreased significantly. By undertaking these new intercompany transfer arrangements, resulting in a different deferred revenue allocation, we have incurred an increase in the effective tax rate in 2013, but expect a lower effective tax rate in subsequent years. The effective Dutch tax rate is expected to be significantly lower than the statutory tax rate in the Netherlands primarily as a result of the innovation box tax regime in the Netherlands and as a consequence of a tax ruling relating to the relocating of our e-commerce operations in the Netherlands beginning January 1, 2014.

As of June 1, 2011, we reorganized our operating model by centralizing the ownership of certain intangible intellectual property rights (and the future development of those rights) in the Netherlands. In addition, as of January, 2014, we relocated our Cypriot e-commerce entity to the Netherlands and obtained a special deduction which will result in an expected cash tax rate of 11.25% over the following ten years. As a result of these group tax restructurings our future effective tax rate will mainly be determined by the “innovation box” tax regime in the Netherlands and the effective corporate tax rate of AVG e-commerce distribution entity of 11.25% in the Netherlands.

Effective January 1, 2007, and as further amended on January 1, 2010, Dutch corporate tax legislation provides for a specific tax benefit for income generated by the exploitation of technology that results, among other things, from research and development activities, generally referred to as the “innovation box”. On May 31, 2011, we entered into an agreement with the Dutch tax authorities regarding the application of this regime to AVG, which was updated on November 30, 2012. The agreement confirms the application of the tax incentive to the Dutch operations, and establishes the methodology to be used to determine our income from the technology. In addition, this agreement confirms the amount of depreciation deduction that we may take each year and also confirms the tax deductible depreciation of the intellectual property rights centralized in the Netherlands which have an agreed tax base increased to fair market value as per June 1, 2011, and tax deductibility of certain related expenses, including interest expenses. As a result, income attributable to certain research and development activities is subject to an effective tax rate of 5%, in lieu of the Dutch statutory corporate income tax rate of 25%. Our effective tax rate is subject to the uncertainties described under “Item 3. Key Information—D. Risk Factors—Challenges by various tax authorities to our international structure may, if successful, increase our effective tax rate and adversely affect our earnings” and “Item 3. Key Information—D. Risk Factors—Changes in international or national tax laws and regulations or in the channels in which we distribute our solutions may adversely affect our business and reported results”.

Cost of revenue

Cost of revenue consists of fees paid to third parties that distribute our search solutions, customer support, costs of electronic downloads, commissions to payment providers, amortization of purchased technology, costs of packaging and license fees for technologies implemented into our products. Following the acquisition of the business of LPI Level Platforms, cost of revenue also includes the cost associated with our network operating center, providing outsourced network monitoring and management to small and medium sized businesses. Following our November 2013 announcement of our decision to make a controlled exit from the third-party distribution of our search solutions we expect cost of revenue to decrease in dollar terms in the future, providing improved gross profit margins across our combined subscription and platform-derived revenue streams.

Operating expenses

We classify our operating expenses into three categories: research and development, sales and marketing and general and administration. These categories correspond to different functional groups within our Company.

Our operating expenses primarily consist of personnel costs, marketing costs, professional service fees, contract research and development costs and depreciation and amortization costs. Personnel costs for each category of operating expenses include salaries, bonuses, social and health insurance, other employee benefits and share-based compensation for personnel in that category, as well as an allocation of our facilities costs. We allocate share-based compensation expense resulting from the amortization of the fair value of options. We allocate overhead, such as rent, computer and other technology costs, to each expense category based on worldwide headcount in that category.

Research and development

Research and development expense primarily consists of personnel costs for our product development, product management employees and fees to our contract development vendors. We have devoted our development initiatives primarily to expanding our product line, building out a larger product management organization and increasing the functionality and enhancing the ease of use of our solutions. Our primary research and development operations are in the Czech Republic, where we are able to take advantage of strong technical talent. Technology acquisitions have seen us increase our development base in Israel, Canada and in the United States. We have also increased our investment in our innovation center in Amsterdam since 2011. We expect to increase our research and development expense on a dollar basis, and as a percentage share of revenues over the near term as we pursue our transition into product development principally in cloud-based offerings to consumers, SMBs, and mobile.

Sales and marketing

Sales and marketing expense primarily consists of personnel costs for our sales, marketing, business development and sales operation support employees and executives; the cost of marketing programs such as online lead generation; promotional events and webinars; sales commissions payable to third parties that refer customers to us; and the cost of business development programs. We also include the distribution of updates for our free product in this category, on the basis of this representing a customer acquisition expense for us. During 2013 we generated significant annualized savings from the closure of our local operations in Germany supporting TuneUp. In the near term we expect to realize savings associated with redirecting the sales effort to support distribution of our secure search solution to third parties, but to a lesser extent. Such savings will contribute to growing investment in our sales efforts to support our service offerings to small and mediums sized businesses and the development of partnerships with mobile network operators, particularly in the United States, but also in Europe and in Australasia, to increase brand awareness, product adoption and user growth. In the near term we expect to increase our sales and marketing expense on a dollar basis, but generate margin expansion from a decrease in sales and marketing spend as a proportion of revenue.

General and administration

General and administration expense primarily consists of personnel costs for our executive, information technology, finance, legal, human resources, corporate development and administrative personnel, as well as legal, accounting and other professional service fees, other corporate expenses, merger and acquisition costs that are charged to the profit and loss account and depreciation and amortization. In the coming year we expect a decrease in general and administrative expense as a percentage of revenue and on a dollar basis, reflecting principally the continued optimization of our global operations rationalization program, while maintaining our investments in our public company infrastructure.

Income tax expense

Income tax expense consists of the taxes we pay in several countries on our taxable income as well as deferred tax with respect to timing differences relating to our deferred revenue. For further information on the breakdown of our income tax components, see our consolidated financial statements included in this Annual Report beginning on page F-1.

Results of operations

The following table summarizes our consolidated results of operations for the years ended December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars)
Statement of Comprehensive Income Data and Other Key Metrics:
Revenue:
Subscription	$175,654	$196,858	$250,839
Platform-derived	96,738	159,108	156,274

Total revenue	272,392	355,966	407,113
Cost of revenue:(1)
Subscription	(23,374)	(27,064)	(30,028)
Platform-derived	(7,849)	(27,320)	(38,817)

Total cost of revenue	(31,223)	(54,384)	(68,845)

Gross profit	241,169	301,582	338,268

Operating expenses:(1)
Research and development	(35,008)	(55,485)	(60,885)
Sales and marketing	(76,933)	(92,198)	(96,382)
General and administrative	(60,710)	(73,491)	(70,902)

Total operating expenses	(172,651)	(221,174)	(228,169)

Operating income	68,518	80,408	110,099
Other income (expense), net	(17,104)	(22,939)	(7,379)

Income before income taxes and loss from investment in equity affiliate	51,414	57,469	102,720
Income tax (provision) benefit	49,260	(11,141)	(39,006)
Loss from investment in equity affiliate	(242)	(511)	—

Net income	100,432	45,817	63,714

	Year ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars)
Other operating metrics:
Adjusted net income (non-GAAP)(2)	56,508	76,169	118,245
Net cash provided by operating activities	82,911	119,306	145,204
Net cash used in investing activities	(69,544)	(30,242)	(39,755)
Net cash used in financing activities	(15,329)	(100,325)	(114,295)
Free cash flow (non-GAAP)(3)	$71,538	$101,392	$128,478

(1)	We have recognized employee share-based compensation in the consolidated statements of comprehensive income as follows:

	Year ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars)
Cost of revenue	$21	$—	$40
Research and development	1,116	1,652	1,013
Sales and marketing	949	2,036	1,172
General and administrative	4,310	12,495	6,702

Total share-based compensation expense	$6,396	$16,183	$8,927

(2)	Adjusted net income is defined as net income for the period, adding back: share-based payments; acquisition-related intangible asset amortization expense; benefit (provision) for income taxes and deducting from adjusted profit before taxes the impact of a normalized tax rate of 12.5% in 2013 (14% in 2011 and 2012) based on the effective tax rates of the relevant jurisdictions for the applicable adjustments; and certain expense items totaling $8.6 million in 2013, $7.2 million in 2012, and $3.7 million in 2011. For a reconciliation of adjusted net income to net income, the most comparable U.S. GAAP measure, see “—Non-U.S. GAAP Measures—Adjusted net income”.
(3)	Free cash flow is defined as net cash provided by operating activities less payments for property and equipment and intangible assets. For a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP financial measure, see “—Non-U.S. GAAP Measures—Free cash flow.”

The following table presents our consolidated results of operations for the periods indicated as a percentage of total revenue. Percentages from certain line items do not sum to the subtotal or total line items due to rounding. The period-to-period comparisons of results are not necessarily indicative of results for future periods.

	Year ended December 31,
	2011	2012	2013
Consolidated Statement of Comprehensive Income data:
Revenue:
Subscription	64.5%	55.3%	61.6%
Platform-derived	35.5%	44.7%	38.4%

Total revenue	100.0%	100.0%	100.0%
Cost of revenue:
Subscription	8.6%	7.6%	7.4%
Platform-derived	2.9%	7.7%	9.5%

Total cost of revenue	11.5%	15.3%	16.9%

Gross profit	88.5%	84.7%	83.1%
Operating expenses:
Research and development	12.9%	15.6%	15.0%
Sales and marketing	28.2%	25.9%	23.7%
General and administrative	22.3%	20.6%	17.4%

Total operating expenses	63.4%	62.1%	56.0%

Operating income	25.2%	22.6%	27.0%
Other income (expense), net	(6.3)%	(6.4)%	(1.8)%

Income before income taxes and loss from investment in equity affiliate	18.9%	16.1%	25.2%
Income tax (provision) benefit	18.1%	(3.1)%	(9.6)%
Loss from investment in equity affiliate	(0.1)%	(0.1)%	—%

Net income	36.9%	12.9%	15.7%

Years ended December 31, 2011, 2012 and 2013

Revenue

	Year ended December 31,			Change 2011 vs. 2012		Change 2012 vs. 2013
	2011	2012	2013	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages, user data and per user data)
Subscription revenue	$175,654	$196,858	$250,839	$21,204	12.1%	$53,981	27.4%
Percentage of total revenue	64.5%	55.3%	61.6%
Platform-derived revenue	$96,738	$159,108	$156,274	$62,370	64.5%	$(2,834)	(1.8)%
Percentage of total revenue	35.5%	44.7%	38.4%
Total revenue	$272,392	$355,966	$407,113	$83,574	30.7%	$51,147	14.4%
Average active users (in millions)(unaudited)	103	127	161	24	23.3%	34	26.8%
Revenue per average active user (unaudited)	$2.65	$2.80	$2.53	$0.16	5.8%	$(0.27)	(9.8)%

The increase in subscription revenue in 2013 compared to 2012 was primarily attributable to an increase in revenue from first purchases of our PC optimization software by 118%. Revenue from the renewal of our core security products (excluding renewals of our PC optimization and acquired Managed Workplace products) increased by 21% to $98 million. Our subscription revenue growth was further supplemented by $5 million of revenue due to our acquisition of the business of LPI Level Platforms and a smaller increase in security first purchases. The continued year-on-year gains in renewal revenue were assisted by the impact of auto-renewal, which has been adopted by the majority of online purchasers. This presents further opportunities for growth in the near future due to increasing maturation of licenses originally purchased through auto-renewal across both our security and increasingly our PC optimization software. Based on our current portfolio of products, we anticipate our subscription revenue growth rates will decline in the near term.

The increase in subscription revenue in 2012 compared to 2011 was primarily attributable to increased renewals, revenue from which increased by 24% to $82 million. First purchases increased by $5 million, where we experienced strong growth in revenue attributable to our PC optimization software, partially offset by lower first purchases of our security software primarily in the small and medium sized business sector.

The decrease in platform-derived revenue in 2013 compared to 2012 was primarily attributable to the impact of Google’s guideline and browser policy changes which resulted in revenue from use of our secure search solution within our own user base declining by $8 million (6%) in 2013. This was offset by a $6 million increase in revenue from the distribution of our secure search solution through third-parties. In November 2013 we announced our decision to make a controlled exit from third-party distribution activities as a result of continued and increasing competitive pressure, combined with the manner of distribution and nature of potential partners’ products often conflicting with our brand position. Combined with the ongoing impact of the guideline changes (but excluding any such changes not currently foreseen) we expect a material decline in platform-derived revenue in 2014, with platform revenue from our third party distribution expected to make an insignificant contribution to revenue in 2015.

The increase in platform-derived revenue in 2012 compared to 2011 was primarily attributable to growth in the distribution of our dynamic secure search solution through third parties. In addition we generated growth in our traditional platform-derived distribution to our own user base, and generated increased numbers of searches, up by approximately 80% year-over-year.

The decrease in revenue per average active user in 2013 compared to 2012 was caused by our accelerated growth in our mobile active user base, attributable to our successful acquisition strategy, which has offset the monetization success we have generated in other areas of our business. Excluding mobile active users and revenue, our revenue per average active user would have grown by 8% in 2013 to $3.54 compared to $3.27 in 2012 and $2.76 in 2011.

Cost of revenue

	Year ended December 31,			Change 2011 vs. 2012		Change 2012 vs. 2013
	2011	2012	2013	In dollars	Percentage	In dollars	Percentage
Cost of revenue	$31,223	$54,384	$68,845	$23,161	74.2%	$14,461	26.6%
Percentage of total revenue	11.5%	15.3%	16.9%

The increase in the cost of revenue in 2013 compared to 2012 primarily reflects our accelerated distribution of our dynamic secure search solution through third parties to whom we paid related traffic-acquisition costs, which increased by $11 million during 2013. We also incurred a $2 million increase in respect of amortization costs of acquired technologies. Our subscription cost of revenue increased by 11% compared to 2012 as we continue to drive margin expansion due to our small variable cost of revenue base. As we undertake our controlled exit from our third party search distribution business we anticipate our cost of revenue will decrease in the near term.

The increase in the cost of revenue in 2012 compared to 2011 was caused by the acceleration of distribution through third parties of our secure search solution (which caused a $16 million increase in traffic acquisition costs) and increased search provider fees, as well as an increase in subscription related costs in line with the growth in subscription revenues. We recorded an increase of $2 million in respect of amortization costs of acquired technologies. In 2012 we benefitted from a $4 million cost saving in our search platform costs due to the 2011 acquisition of our search technology partner, iMedix. For our subscription business the gross margin remained in line with the levels of 2011.

Due to an increasingly competitive market in our third party search distribution business we experienced an erosion in gross profit margin on a consolidated basis (from 84.7% in 2012 to 83.1% in 2013), with platform-derived gross profit margin decreasing by eight percentage points to 75% during 2013. For our subscription business we increased our gross margin by two percentage points during 2013 to 88%. We anticipate that the realization of our exit from third party search distribution activities during 2014 will allow us to return to gross margin levels more consistent with 2012.

Research and development

	Year ended December 31,			Change 2011 vs. 2012		Change 2012 vs. 2013
	2011	2012	2013	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Research and development	$35,008	$55,485	$60,885	$20,477	58.5%	$5,400	9.7%
Percentage of total revenue	12.9%	15.6%	15.0%

The increase in research and development expenses in 2013 compared to 2012 was primarily the result of investments to support strategic initiatives driving future top-line growth through our multi-product strategy. The year-over-year cost increase included $7 million of incremental costs attributable to the research and development activities in our LPI Level Platforms and PrivacyChoice acquisitions and supporting the continued development of our mobile and CloudCare small business solutions. Depreciation and amortization costs also increased by $2 million (including the amortization cost of acquired technologies). This was partially offset by year-over-year savings of $3 million related to the closure of our TuneUp operations, which was announced in 2012. The PC optimization product development undertaken locally was absorbed in our other development locations by virtue of rationalizing and repurposing resources dedicated to other activities.

The increase in research and development expenses in 2012 compared to 2011 included $12 million of incremental costs attributable to the research and development activities in our TuneUp operation, supporting the development of our platform product portfolio, our mobile solutions, and CloudCare small business solutions and investing in our innovation center in Amsterdam. We also recorded incremental contingent consideration charges of $4 million in 2012 in relation to our acquisition of the iMedix search team and OpenInstall. In addition we incurred $2 million of incremental costs related to share-based compensation, acquisition amortization and one-off costs.

As we continue our investment in expanding our product portfolio, particularly with respect to our new AVG Zen product designed to allow consumers to control their privacy, protection, and performance across their multiple desktop and mobile devices, we expect to increase our research and development expense on a dollar basis. Combined with further incremental investment in our mobile and small business service offerings, and in the context of our expected decline in platform-derived revenue, we plan to increase our research and development expenditure as a percentage of revenue to approximately 18% in the near term.

Sales and marketing

	Year ended December 31,			Change 2011 vs. 2012		Change 2012 vs. 2013
	2011	2012	2013	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Sales and marketing	$76,933	$92,198	$96,382	$15,265	19.8%	$4,184	4.5%
Percentage of total revenue	28.2%	25.9%	23.7%

The increase in sales and marketing expenses in 2013 compared to 2012 reflected the successful execution of our acquisitive growth strategy, with a year-over-year increase of $5 million due to the 2013 acquisitions of the businesses of LPI Level Platforms and Privacy Choice and the October 2012 acquisition of Avalanche. We incurred $2 million of further incremental costs supporting the sales and marketing efforts associated with our CloudCare small business solution. Further, depreciation and amortization costs increased by $1 million. These were largely offset by savings of $3 million from the closure of local TuneUp operations and reduced operating expenses associated with the development of our e-commerce, content management, order processing and analytics platform of $2 million.

Notwithstanding the investments in new initiatives to drive revenue growth and market share, we expanded our operating margins in 2013, with sales and marketing costs decreasing by approximately 2 percentage point’s year over year.

The increase in 2012 compared to 2011 reflected the $10 million year-over-year cost increase in costs attributable to our TuneUp acquisition completed during 2011. We incurred $6 million of further incremental costs supporting the sales and marketing efforts associated with our search distribution, mobile solutions and CloudCare small business solution. In addition we incurred $3 million in incremental operating expenses associated with updating our e-commerce, content management, order processing and analytics platform. Further we incurred $5 million of incremental costs in share-based compensation, acquisition amortization and other costs. These increases were partially offset by optimization of costs supporting our reseller network as well as savings from adopting a carefully targeted approach to our central brand costs in 2012.

General and administration

	Year ended December 31,			Change 2011 vs. 2012		Change 2012 vs. 2013
	2011	2012	2013	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
General and Administration	$60,710	$73,491	$70,902	$12,781	21.1%	$(2,589)	(3.5)%
Percentage of total revenue	22.3%	20.6%	17.4%

The decrease in general and administration expenses in 2013 compared to 2012 was comprised of a $6 million decrease in share-based compensation expenses, partially offset by a $1 million increase in one-off adjustment costs and $2 million in other costs. The decrease in share-based compensation costs reflected the $9 million cost recognized in 2012 in relation to shares issuable to the former TuneUp founders and offset by $3 million increase in other share based compensation. The increase in one-off adjustment costs reflected $3 million incremental costs of the class action litigation relating to the design, sale and marketing of our AVG PC TuneUp software, offset by $2 million saving in optimization program costs. The $2 million increase in other costs largely reflected the impact of our acquisition growth strategy with $3 million in incremental costs from our Avalanche and LPI Level Platforms acquisitions, partially offset by $1 million in savings generated from the closure of local TuneUp operations.

The increase in 2012 compared to 2011 comprised $8 million of incremental share-based compensation expenses and a $5 million, or 10%, increase in other costs. The incremental share-based compensation costs included $6 million additional costs in relation to shares issuable to the former TuneUp founders, with a cost for the year-ended December 31, 2012 of $9 million compared to $3 million in the prior year. Of this increase $3 million related to a modification to the original agreement with the former owners entered into in December 2012, and the subsequent resignation of one of the founders. The increase in other costs was primarily attributable to increased legal fees of $3 million, including the cost of protecting and defending our patent portfolio, as well as incremental depreciation and amortization costs of $1 million.

Other income (expense), net

	Year ended December 31,			Change 2011 vs. 2012		Change 2012 vs. 2013
	2011	2012	2013	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Other income (expense), net	$(17,104)	$(22,939)	$(7,379)	$(5,835)	34.1%	$15,560	(67.8)%
Percentage of total revenue	(6.3)%	(6.4)%	(1.8)%

Other expenses decreased by $15.6 million in 2013 as compared to 2012, primarily due a $13.2 million decrease in the aggregated cost of interest on our outstanding debt and amortization of finance costs (including $2.6 million of accelerated amortization of deferred financing costs due to the full voluntary repayment and termination of our long-term debt facility entered into on March 15, 2011 and originally due to mature on March 15, 2016). In addition, we recognized a foreign exchange gain of $0.3 million in the period compared to $2.1 million loss in the year ended 31 December 2012. Foreign exchange exposures have been hedged more actively in 2013 as compared to prior years. AVG is primarily exposed to adverse movements in the Czech crown, Euro, Pound sterling and Israeli shekel and to a lesser extent to Australian and Canadian dollar. The functional currency of our operating subsidiaries is the same as the local currency of that subsidiary with the exception of the Dutch and Cypriot subsidiaries which have the US dollar as their functional currency. Changes in those subsidiaries’ assets and liabilities denominated in other currencies that are due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. AVG now utilizes hedge instruments to cover balance sheet accounting exposure.

Other income decreased by $5.8 million in 2012 as compared to 2011, primarily due to the aggregated cost of interest on our outstanding term loan and amortization of finance cost increasing by 28% year over year to $20.9 million. In addition, we had foreign exchange losses of $2.1 million in the period compared to a $0.1 million loss in the prior period, mainly due to adverse movements in the Czech crown and euro.

We anticipate significant savings in interest expense in 2014 due to the refinancing in April 2013 and significant lower debt levels.

As a result of all the above factors, our income before income taxes and loss from investment in equity affiliate, as a percentage of total revenue, for each of 2011, 2012 and 2013 was 18.9%, 16.1% and 24.6% respectively.

Provision for income taxes and loss from investment in affiliate

	Year ended December 31,			Change 2011 vs. 2012		Change 2012 vs. 2013
	2011	2012	2013	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Benefit (Provision) for income taxes	$49,260	$(11,141)	$(39,006)	$(60,401)	NM	$(27,865)	NM
Percentage of total revenue	18.1%	(3.1)%	(9.6)%
Loss from investment in equity affiliate	$(242)	$(511)	$—	(269)	NM	511	NM
Percentage of total revenue	(0.1)%	(0.1)%

The statutory rate of tax on income in the Netherlands is 25%. Until December 31, 2013, a substantial proportion of our income is generated in jurisdictions with lower tax rates. In particular, income from our ecommerce distribution channel was recognized in Cyprus through the end of 2013, which has a tax rate of 12.5% (prior to 2013, the tax rate in Cyprus was 10%), and in the Czech Republic which has a tax rate of 19%. In addition, we benefit from the innovation tax regime with respect to income generated in the Netherlands.

Our effective tax rate was 38.0% in 2013, 19.4% in 2012, and (96.3%) in 2011. The 2011 effective tax rate was (96.3%) due to a tax benefit recognition of $49.3 million. The tax benefit was largely a result of a group reorganization identified more fully above under “Key Factors Affecting Our Performance—Effective tax rate.” We transferred a Cypriot entity to the Netherlands as part of a group reorganization, which was cleared with the Dutch tax authorities and resulted in significant tax basis step-up under Dutch law in the assets transferred which consisted primarily of intellectual property. This gave rise to a deferred tax asset of $56.3 million, which led to a tax credit in June 2011. We expect that our cash tax rate will be lower over the following years as a result of the 2011 change.

The primary reason for the increase in tax expense for the year ended December 31, 2013 is due to the deferred tax asset for deferred revenue. As a result of the centralization of all intellectual property in the Netherlands during 2013 and alignment of the intercompany transfer pricing methodology, the enacted tax rates used for realization of the deferred tax assets decreased significantly. By undertaking this new deferred revenue allocation approach, the Company has incurred a significant increase in the effective tax rate in 2013, but expects a lower effective tax rate in subsequent years. The effective Dutch tax rate is significantly lower than the statutory tax rate in the Netherlands primarily as a result of the innovation box tax regime in the Netherlands.

Net income

	Year ended December 31,			Change 2011 vs. 2012		Change 2012 vs. 2013
	2011	2012	2013	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Net income	$100,432	$45,817	$63,714	$(54,615)	(54.4)%	$17,897	39.1%
Percentage of total revenue	36.9%	12.9%	15.7%

The volatility in the net income relates in significant part to the recognition of a tax benefit in 2011, due to our group reorganization identified more fully under “Key Factors Affecting Our Performance—Effective tax rate”.

For comparison purpose, the “Income before income taxes and loss from investment in equity affiliate” was $51.4 million in 2011, $57.5 million in 2012 and $102.7 million in 2013.

The increase in income before income taxes and loss from investment in equity affiliate in 2013 compared to 2012 amounted to $45.2 million. We generated additional operating income of $29.7 million reflecting $51.0 million of incremental subscription gross profit and offset by a $14.3 million decline in platform-derived gross profit and $7.0 million incremental operating expenses. The increase in operating income from our TuneUp operation increased materially in 2013, also due to the build-up of deferred revenue balances in the two years following acquisition and combined with year-over-year savings of $6.6 million in the adjusted operating costs of local operations (excluding the impact of share based compensation, acquisition amortization costs and other one-off expenses). Otherwise our 2013 result was net of the initially dilutive investments in our strategic growth initiatives and acquisitions (including Avalanche, LPI Level Platforms, PrivacyChoice, and the continued development of our Mobile and CloudCare small business solutions, as well as the investment in the overhaul of our e-commerce platform). Our $15.6 million year-over-year saving in other expenses, largely due to our debt restructuring and related payments in 2013, further contributed to the increase of income before income taxes and loss from investment in equity affiliate.

The increase in income before income taxes and loss from investment in equity affiliate in 2012 compared to 2011 amounted to $6.1 million, and comprised an $11.9 million increase in operating income, offset by a $5.8 million increase in other expenses.

B.  LIQUIDITY AND CAPITAL RESOURCES

To date, all of our working capital has been principally generated by operations. As of December 31, 2013, we had indebtedness of $30 million and cash and cash equivalents of $42.3 million, excluding $5.7 million restricted cash.

We generate a significant proportion of our cash through online sales of our premium products and online services as well as through the platform-derived revenue generated primarily via our dynamic secure search solution. We also benefit from a strong working capital cycle, such that our license fees are paid at the beginning of the subscription period, regardless of whether those subscriptions are for one or two years. The cash received from these advance payments is used to fund the operating, investing and financing activities of our business. For accounting purposes, these advance payments must be deferred and recognized over the term of the license period. As such, we typically reflect a working capital deficiency in our balance sheet. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe that our negative working capital position as of December 31, 2013 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model

The majority of our platform sales are paid within 60 days of the revenue-generating activity. We also generate cash from sales through our reseller and distributor network. A substantial number of our resellers participate in the CloudCare solution that we offer. Once a month, the credit card of the reseller is charged for the licenses sold in the prior month. We generally collect our reseller/distributor network sales within 60 days.

In April 2013, we entered into a new credit agreement with HSBC Bank plc comprised of a term loan facility of $25 million (“Facility A”) and a $50 million revolving credit facility (“Facility B”) together with an accordion that permits an increase in Facility B of up to $50 million with the agreement of the lender(s). Facility A and Facility B were fully drawn and used to refinance existing facilities and thereafter they are planned to be used for general corporate purposes. We must maintain financial covenants under the credit agreement measured as of the end of each quarter, including a covenant to maintain a specified consolidated leverage ratio and interest coverage ratio. As of December 31, 2013, we were in compliance with all required covenants.

Facility A was repaid in six equal monthly installments, with the last installment paid in October 25, 2013. Facility A had an interest rate equal to the 1-month LIBOR rate plus a margin of 2.5% and a mandated lead arranger rate, payable monthly in arrears.

Facility B has a final maturity date in April 2016, bears interest at the 1-month LIBOR rate plus a margin of 2.5% and, where applicable, has a mandated lead arranger rate and is payable in arrears. The standard interest periods agreed are one, two, three and six months or any other period upon acceptance by the lender(s). The margin is subject to specified consolidated financial ratios.

Under the new facility the average interest rate in 2013 was 3.05%. However, the overall average interest rate between the new and old facility in 2013 was 5.21% compared to 7.60% in 2012. Interest paid was $3,753 in 2013 and $15,650 in 2012 and the average outstanding debt was $67,705 and $195,895 in 2013 and 2012 respectively.

The credit agreement contains financial covenants measured at the end of each quarter, including a covenant to maintain a specified consolidated leverage ratio and interest coverage ratio. As of December 31, 2013, we were in compliance with all required covenants.

Collateral to the credit agreement is certain of our property and equipment, intangible assets (IP rights), cash and cash equivalents, equity rights in certain consolidated subsidiaries and certain intercompany receivables with covenants obliging us to also pledge certain new assets. Property and equipment with a carrying value of $7,828, intangible assets with a carrying value of $23,195 as well as cash and cash equivalents amounting to $30,482 have been pledged as collateral to the credit agreement as of December 31, 2013.

In connection with the credit agreement, we paid fees of $1,203. These fees are presented as deferred charges and are being amortized to interest expense over the remaining term of the credit agreement using the effective interest rate method. During the quarter ended December 31, 2013, the Company repaid $20,000 on Facility B.

On April 29, 2013, we fully repaid the outstanding balance and terminated the credit facility, which was entered into on March 15, 2011. The related unamortized deferred finance cost of $2,643 was expensed in April 2013. As of December 31, 2012, the outstanding principal and unamortized deferred financing costs amounted $100,863 and $3,632, respectively.

We have historically incurred costs ratably throughout the year. We do not currently rely upon our credit facility to finance our working capital needs. Our marketing expenditures are generally linked to our marketing campaigns. Some staff bonuses are paid quarterly while the majority of bonuses including management bonuses are paid bi-annually. Our primary uses for cash have been to repay our indebtedness, to repurchase our shares to lessen dilution from outstanding share awards, to develop our products, to acquire new technologies, to invest in infrastructure and people to drive growth and to pay income tax. Our credit facility restricts the payment of dividends to holders of our ordinary shares. Going forward, we expect our primary need for cash to be continued acquisitions and other investments in the business.

We believe that our financial reserves will be sufficient to fund our anticipated cash needs for working capital, capital expenditures and debt service for at least the next 12 months. Uncertainty regarding our ability to sustain the platform derived revenue and to increase the revenue from mobile subscriptions, as well as uncertainty regarding development costs and the costs of potential acquisitions as we consider further diversification of our product line, may have a material effect on liquidity in the future, particularly beyond the next 12 months.

	Year ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars)
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$82,911	$119,306	$145,204
Net cash used in investing activities	(69,544)	(30,242)	(39,755)
Net cash used in financing activities	(15,329)	(100,325)	(114,295)
Effect of exchange rate fluctuations on cash and cash equivalents	(444)	2,411	(695)

Change in cash and cash equivalents	$(2,406)	$(8,850)	$(9,541)

Operating activities

In 2013, net cash flow provided by operating activities was $145.2 million, including our profit for the period of $63.7 million and adjustments of $81.5 million before movements in working capital. Cash inflows included an increase in deferred revenue of $13.9 million reflecting an increase in our subscription product sales.

In 2012, net cash flow provided by operating activities was $119.3 million, including our profit for the period of $45.8 million and adjustments of $43.5 million before movements in working capital. Cash inflows included an increase in deferred revenue of $27.7 million reflecting an increase in our subscription product sales.

In 2011, net cash flow provided by operating activities was $82.9 million, including our profit for the year of $100.4 million and an increase in our deferred tax asset of $(56.2) million and adjustments of $(34.9) million before movements in working capital. Cash inflows in 2011 included an increase in deferred revenue of $15.0 million, reflecting an increase in our rate of growth of product sales.

Investing activities

Cash used in investing activities in 2013 was $39.8 million. Capital expenditures were $16.7 million for capital equipment to continue to support the infrastructure requirements of our growing business. We also spent $27.7 million on several acquisitions. Our first acquisition was Angle Labs in January 2013, a mobile application developer in the United States. In May 2013, we acquired the business of PrivacyChoice LLC a U.S. based technology company that developed and provides privacy-related online services used by consumers and businesses, and in June 2013 we acquired the business of LPI Level Platforms Inc., a remote monitoring and management Software Company based in Ottawa, Canada. Finally, in September, we acquired certain assets from ASR Technologies AB, a Swedish company.

In May 2013 Scene LLC exercised its call option and repurchased AVG’s interest at $9.8 million and AVG derecognized the investment in Scene for the same amount.

Cash used in investing activities in 2012 was $30.2 million. Capital expenditures were $17.9 million for increased capital equipment to continue to support the infrastructure requirements of our growing business. We also spent $11.9 million acquiring OpenInstall (a user management and information platform), Crossloop (a desktop sharing related software company) and the business of Avalanche (our Australian distributor).

Cash used in investing activities in 2011 was $69.5 million. Capital expenditures were $11.4 million for increased capital equipment to continue to support the infrastructure requirements of our growing business. We also spent $48.5 million acquiring TuneUp (a PC optimization software firm), iMedix (a former search partner), Droid (a mobile phone security software company), AVG DACH (a Switzerland based distributor of AVG products) and Bsecure (a provider of application service offerings featuring Internet filtering and/or cloud-based management of information technology solutions).

In 2011, we also consummated a unit purchase agreement with Scene (a provider of broadband speed testing and web based network diagnostic applications), pursuant to which AVG acquired a 15% interest in Scene for a cash consideration of $9.8 million.

Financing activities

In 2013, cash used in financing activities was $114.3 million. This preliminary consisted of cash used in the amount of $72.1, which is the net effect of the repayment of our indebtedness and proceeds from our new credit facility, and $43.4 million for the repurchase of our shares. The repurchase of our shares covers obligations to deliver shares under our share based compensation plan. The proceeds from exercised share options and repurchased share options from employees amounted to $8.9 million and $5.1 million, respectively. We also used $2.6 million for the payment of contingent and deferred purchase consideration relating preliminary to the prior acquisitions of the business of Avalanche and DroidSecurity.

Cash used in financing activities in 2012 was $100.3 million consisting primarily of the repayment of the principal of the term loan of $134.1 million and the proceeds from issuance of ordinary shares at our IPO of $55.7 million, net of IPO costs of $8.3 million. We used $15.3 million for the payment of contingent and deferred purchase consideration relating to the prior acquisitions TuneUp Software, BeSecure, DroidSecurity, iMedix and OpenInstall.

Cash used in financing activities in 2011 was $15.3 million consisting primarily of the receipt of the loan and the distributions associated with that loan, as well as additional dividends resulting in total dividends paid of $229.9 million during 2011.

Capital expenditure and other investments

Our net capital expenditure in 2011, 2012 and 2013 amounted to approximately $11.4 million, $17.9 million and $16.7 million, respectively. We have historically incurred capital expenditure costs in relation to the acquisition of technology and the development of our Internet security solutions. We expect to continue to invest in technology acquisitions and information technology infrastructure through 2014 and thereafter and may spend a significant amount of cash on acquisitions and the further development of our solutions. To date, we have been able to finance all of our investments and capital expenditures out of cash generated from operations.

Critical accounting policies

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates, assumptions and judgments on a regular basis and make changes accordingly. We also discuss our critical accounting estimates with our Audit Committee and our Supervisory Board.

We believe the following to be critical accounting policies because they are important to the portrayal of our financial condition or results of operations and they require critical management estimates and judgments about matters that are uncertain:

•	Goodwill impairment;

•	Impairment of long-lived assets;

•	Revenue recognition;

•	Research and development costs;

•	Loss contingencies;

•	Share-based compensation;

•	Income taxes; and

•	Developments in U.S. GAAP.

Goodwill impairment

Goodwill represents the excess of the purchase price in a business combination over the fair value of tangible and identifiable intangible assets acquired less liabilities assumed. We perform an annual impairment test in the fourth quarter of each financial year or more frequently if impairment indicators are present. We operate in one operating segment and this segment comprises of our only reporting unit.

In performing the goodwill impairment tests, we assessed relevant qualitative factors to determine whether it is more likely than not that the fair value of our one reporting unit is less than its carrying amount. The qualitative factors we considered included, but were not limited to, general economic conditions, outlook for the software industry, our recent and forecasted financial performance and the fair value of our shares. After considering such factors, we concluded it is not more likely than not that the fair value of our reporting unit is less than its carrying amount and thus did not perform the two-step impairment test.

Impairment of long-lived assets

We assess the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Recoverability of certain finite-lived intangible assets is measured by the comparison of the carrying amount of the asset group to which the assets are assigned to the sum of the undiscounted estimated future cash flows the asset group is expected to generate. If the asset is considered to be impaired, such amount is measured as the difference between the carrying amount of the asset and its fair value. Recoverability of developed technology is measured by the comparison of the carrying amount of the asset to the sum of undiscounted estimated future product revenues offset by estimated future costs to dispose of the product. If the asset is considered to be impaired, such amount is measured as the difference between the carrying amount of the asset and its fair value.

In 2012, we recognized impairments of approximately $1.3 million from our subsidiaries in Germany, China and Hong Kong, which were closed in the first quarter of 2013. In 2013, we did not recognize any impairments.

Revenue recognition

Our revenue, which is presented net of sales taxes and other similar assessments, is derived from the following sources: (i) subscription revenue, which principally consists of revenue from term-based and perpetual software license agreements, bundled with maintenance and support; and (ii) platform-derived revenues. We apply software revenue recognition guidance to all transactions except where no software is involved.

Subscription revenues are in most circumstances deferred and recognized over the license term, or, for perpetual licenses, over the expected term for providing maintenance and support services. In general revenue is deferred over periods of one to two years, depending on the product concerned. Revenue is reduced for estimates of sales incentives and sales returns. The deferral of revenue in this way has a substantial influence on our reported results and on our balance sheet; as at December 31, 2013 there was $197 million in deferred revenues recorded in our consolidated balance sheet compared with $181 million as of December 31, 2012.

Platform-derived revenues are principally generated from agreements with search partners based on a portion of the revenue they generate from advertising and are recognized in the month that the advertising services are provided.

To a lesser extent, platform-derived revenues are generated from fees from collaborative arrangements with third parties, which are recognized based on the fees earned in the period concerned, typically based on the number of active clients with the installed third party content or functionality multiplied by the applicable client fee.

Research and development costs

Costs incurred internally in researching and developing computer software products are charged to expense until technological feasibility has been established for the product. Authoritative literature requires that once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our software products is reached shortly before the release of those products and as a result, the development costs incurred after the establishment of technological feasibility and before release of products have historically not been material.

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

Share-based compensation

Under U.S. GAAP, we account for our share-based compensation for employees in accordance with the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, which requires us to measure the cost of employee services received in exchange for the options on our ordinary shares, or for the restricted share units, based on the fair value of the award on the grant date. We selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The resulting cost of an equity incentive award is recognized as expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated statements of comprehensive income based on the department to which the related employee reports.

We account for share-based compensation for non-employees in accordance with the authoritative guidance for equity-based payments to non-employees. Share-based awards issued to non-employees are accounted for at their estimated fair value, which is also determined using the Black-Scholes-Merton and Monte Carlo pricing models. We believe that the fair value of options is more reliably measured than the fair value of the services received. As such, the fair value of options granted to non-employees is re-measured as the options vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

Income tax

The income tax expense for the period comprises current and deferred tax. Income tax is recognized in the consolidated statements of comprehensive income, except to the extent it relates to items recognized in other comprehensive income or directly in equity. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards in each jurisdiction in which we operate. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. As a result of the centralization of all intellectual property in the Netherlands and alignment of the intercompany transfer pricing methodology during 2013, we concluded that the deferred revenue related to sold licenses after April 1, 2013 should be allocated to the Netherlands in full. Under Dutch tax accounting, revenue is not deferred and as such a deferred tax asset for the deferred revenue is recorded at the Dutch enacted tax rate.

Tax returns are subject to examination by various taxing authorities. Although we believe that adequate accruals have been made in each period for unsettled issues, additional benefits or expenses could occur in future years from resolution of outstanding matters. We record additional expenses each period relating to the expected interest and penalties it would be required to pay a tax authority if we do not prevail. Management continues to assess our potential tax liability and revises its estimates. We apply the authoritative guidance on income taxes that prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

Developments in U.S. GAAP

There was no material impact on our results or financial position as a consequence of adopted accounting pronouncements during 2013. Reference is made to the consolidated financial statements Note 2 Summary of Significant Accounting Policies.

The most significant expected future changes in U.S. GAAP that might have an impact on AVG relate to lease accounting and revenue recognition.

•	Lease accounting. We expect that a new lease accounting standard, once implemented, will result in an increase in balance sheet assets and liabilities as a consequence of bringing property and vehicle leases onto the balance sheet, however, we do not expect a significant change to net income.

•	Revenue recognition. The proposals for new revenue recognition principles, as currently drafted, do not appear to result in a significant change in our policy of deferring revenue over the relevant subscription or license period, although specific guidance on the impact on the software industry has yet to be developed and so this is a preliminary assessment only. We will continue to monitor as this proposed standard develops.

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

Our research and development departments are based in Brno, Czech Republic, and various locations in the United States, including the San Francisco Bay Area. We also have a mobile security expertise center in Israel which plays a key role in our strategy of protecting our users across various Internet-enabled devices. In addition to conducting our own research and development, we engage contractors in various locations for specific projects. Our research and development expenses were $35.0 million, $55.5 million and $60.9 million, respectively, for the years ended December 31, 2011, 2012 and 2013.

Intellectual property

We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary and intellectual property rights. These laws, procedures and restrictions provide only limited protection. As of February 28, 2014, we have been granted twelve U.S. patents and nineteen foreign patents (including in Cyprus, Czech Republic, Germany, Great Britain, South Africa, Russia, Japan, Australia and Singapore) and have filed several pending patent applications in various jurisdictions, including the United States, the European Patent Organization, Canada and Russia, and

under the Patent Cooperation Treaty, but no patents may issue with respect to our current patent applications in a manner that gives us the protection that we seek or at all. Any patents granted to us now or in the future may be challenged, invalidated or circumvented, may not provide sufficiently broad protection and/or may not prove to be enforceable in actions against alleged infringers.

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

D.  TREND INFORMATION

Trend information is included throughout the other sections of this Item 5. In addition, we expect our operating results to continue to fluctuate in future quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2011, 2012 and 2013.

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

E.  OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2013, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2013:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Long-term debt, including current portion(1)	$32,587	$1,115	$31,472	$—	$—
Operating lease obligations	20,434	6,679	9,629	4,126	—
Contingent purchase obligation(2)	2,250	2,250		—	—
Deferred acquisition payments	5,128	3,288	1,840	—	—
Purchase obligations	2,569	1,402	1,167	—	—

Total	$62,968	$14,734	$44,108	$4,126	$—

(1)	The long-term debt, including current portion, includes the estimated variable interest and commitment fee payments of $2,587. Reference is made to the consolidated financial statements Note 12 Debt.
(2)	The contingent purchase obligation of $2,250 concerns the nominal obligation, relating to the acquisition of Avalanche.

G. SAFE	HARBOR

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, or the statutory safe harbors, shall apply to forward-looking information provided pursuant to Item 5.F above. For our cautionary statement on the forward-looking statements in this Annual Report, see section “Forward-Looking Statements” on page 1 of this Annual Report.

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

Our Supervisory Board is currently composed of the following members, of whom Messrs. Eichler, Esser, Fuller, Haars, and Tenwick are independent under applicable NYSE standards:

Name	Position	Age	Date of appointment	Termination date
Dale L. Fuller	Member of the Supervisory Board (Chairman)	55	March 4, 2009	2014
Gabriel Eichler	Member of the Supervisory Board (Vice-Chairman)	64	November 24, 2005	2014
Frank Esser	Member of the Supervisory Board	55	July 30, 2013	2017
Jan G. Haars	Member of the Supervisory Board	62	August 10, 2011	2015
Jonathan W. Meeks	Member of the Supervisory Board	41	October 1, 2009	2015
Colin Tenwick	Member of the Supervisory Board	54	October 15, 2011	2017

Dale L. Fuller has served as chairman of our Supervisory Board since 2009. Since 2008, Mr. Fuller served as director of MobiSocial, Inc. Mr. Fuller was a director of moka5, Inc., WebGistix Corporation, Perch, Inc, ProSite, Inc, Zoran Corporation, Guidance Software, Inc., Krugle, Inc, McAfee, Inc., Phoenix Technologies Limited and Quest Aircraft Company, LLC. He served as president, chief executive officer and chief financial officer of moka5 from 2008 to 2013, as interim chief executive officer and president of McAfee, Inc. from 2006 until 2007 and as chief executive officer and president of Borland Software Corporation from 1999 to 2005. In an earlier part of his career, he founded the Internet community site WhoWhere, Inc., later acquired by Lycos, Inc. As a start-up company CEO, Mr. Fuller led the expansion of several domain sites, including angelfire.com and Mailcity.com. Mr. Fuller holds an honorary doctorate from St. Petersburg State University.

Gabriel Eichler, has served as vice-chairman of our Supervisory Board since May 2013, is the senior partner of Benson Oak s.r.o., which he founded in 1991, a private equity firm operating in central Europe with a focus on the Czech Republic and Slovakia. He served as chairman of our Supervisory Board from 2005 to 2007. His previous executive positions include: chairman, president and chief executive officer of VSŽ, a.s., a steel company acquired by United States Steel Corporation; vice chairman and chief financial officer of ČEZ, a.s., the Czech power company; partner and executive vice president at CEDC, a U.S.-based private equity group; chief international economist of Bank of America National Trust and Savings Association, responsible for risk assessment of more than 100 countries, and regional general manager for Bank of America in Paris, Vienna and Frankfurt. In non-executive positions he serves as chairman of the supervisory board of BO Chemie B.V., and previously served as vice chairman of the supervisory board of Československá obchodni banka, a.s., as a member of the supervisory boards of Slovenská Sporiteĺ’na, a.s. and Česká Pojišt’ovna, a.s., as a director of Ness Technologies Inc., and the EastWest Institute. In the early 1990s he advised the Czechoslovak government on economic transformation. Mr. Eichler holds a B.A. in economics from Brandeis University and a M.A. degree in International Relations from The University of Chicago and performed postgraduate work in economics at the University of Toronto.

Frank Esser is a member of the supervisory board of Rentabiliweb Group S.A.S. From 2010 through March, 2014, Mr. Esser served as a member of the supervisory board of Vodafone GmbH. He served as chairman and chief executive officer at SFR, a French telecommunications operator from 2002 to 2012. He has held previous executive positions at a number of additional telecommunication firms. These include chief executive of international telecoms company Mannesmann Eurokom GmbH. Mr. Esser also served as a member of the management board of the French listed company Vivendi.

Jan G. Haars is a member of the supervisory board of Delta Lloyd N.V., the chairman of the supervisory board of Rabobank Amsterdam, the chairman of the supervisory board of Kwast Wijnkopers B.V., member of the supervisory board of World Wise Marine Holding B.V. and Offshore Ship Designers Ltd. and the chairman of the Dutch national ballet foundation. Mr. Haars previously served as a member of the supervisory board of AFC Ajax N.V., until 2011, and as chief financial officer of Corio N.V., a real estate investment company, from 2007 to 2010, as Corio’s interim chief financial officer from 2006 to 2007, and as chief financial officer of TNT N.V., a global logistics company that has since split into TNT Express N.V. and PostNL N.V., from 2002 to 2006. He previously held leadership positions at Unilever N.V., Rabobank Nederland, Royal Boskalis Westminster and Thyssen Bornemisza Group, Inc. Mr. Haars holds a MSc from the University of Twente in applied mathematics and has also completed executive programs at Stanford University, INSEAD, IMD and the City University Business School.

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

Colin Tenwick is the former chairman and chief executive officer of Livebookings Holdings Ltd, and former chairman of Control Circle Ltd and CT Partnership Ltd. He is a former member of the board of auFeminin.com. Mr. Tenwick served from 2001 to 2010 as chief executive officer of StepStone ASA, a global human capital management company which was acquired by Axel Springer AG in 2009. Before his tenure at StepStone, Mr. Tenwick held leadership positions at Red Hat, Sybase and Ingres. Mr. Tenwick holds a BA from the University of Brighton in business studies.

Messrs. Eichler, Fuller, Haars, and Meeks were elected pursuant to a shareholders agreement that was in effect prior to our IPO.

Rafal W. Bator stepped down as a member of our Supervisory Board, effective June 19, 2013. Dariusz R. Prończuk resigned as a member of our Supervisory Board on December 12, 2013.

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

Our Management Board is currently composed of Gary Kovacs and John Little.

Name	Position	Age	Date of appointment	Termination date
Gary Kovacs	Chief Executive Officer and Managing Director	50	September 24, 2013	2017
John Little	Chief Financial Officer and Managing Director	48	June 16, 2008	2014

Gary Kovacs has served as our chief executive officer and a managing director of our Management Board since 2013. Prior to joining us, Mr. Kovacs served as chief executive officer of Mozilla Corporation. Prior to joining Mozilla, Mr. Kovacs held senior leadership roles as Senior VP of Markets, Solutions & Products at Sybase through to the acquisition by SAP, and as General Manager and VP of Mobile & Devices at Adobe. Previously, he led Zi Corporation, a company specializing in embedded software and services for mobile and consumer devices. Before founding Zi Corporation, Mr. Kovacs spent 10 years at IBM in leadership positions in product management, sales, marketing and operations within the global software division. Mr. Kovacs graduated from the University of Calgary, in Canada, with his Bachelor of Commerce and an MBA with distinction. Mr. Kovacs serves as a board member of ePhox Corporation, Sensory, Inc. and Make-a-Wish Foundation (Bay Area Chapter). He is also a member of the University of Calgary Management Advisory Council.

John Little has served as our chief financial officer and a managing director of our Management Board since 2008. Prior to joining us, Mr. Little was with MiNC Property Enterprises, a real estate investment company where he served as chief financial officer from 2002 to 2006 and as global head of investment from 2006 to 2007. From 2000 to 2002, Mr. Little served as chief financial officer at Wood & Co. Financial Services a.s., a regional stockbroking firm in Prague. Previously he served as group financial controller at Cazenove & Co., financial controller at Royal Bank of Scotland Group plc, and audit manager at Deloitte & Touche LLP. Mr. Little is a member of the Institute of Chartered Accountants in England and Wales and holds a degree in history from Oxford University.

On March 7, 2013, J.R. Smith announced his planned resignation from the position of CEO and managing director of our Management Board. Mr. Smith resigned as CEO and member of our Management Board on July 25, 2013.

John J. Giamatteo served as our chief operating officer since 2011, was a member of senior management and was appointed as a member of our Management Board on June 19, 2013. Mr. Giamatteo resigned as member of our Management Board on September 2, 2013.

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

Name	Position	Age
Yuval Ben-Itzhak	Chief Technology Officer	43
R. David Ferguson	General Manager, consumer and mobile	53
Todd Simpson	Chief Strategy Officer	48

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

R. David Ferguson has served as our general manager, consumer and mobile since February 2013 and is responsible for running our global consumer business, including our mobile business. Prior to this, he served as a chief web and customer officer from 2010 to February 2013, president and general manager, APAC, and general manager, China, from 2009 to 2010, where he built local teams and established our China presence, and as chief marketing officer from 2008 to 2009. Prior to joining us, Mr. Ferguson was chief strategy and marketing officer of Dot Mobile Limited from 2006 to 2008. Prior to that, he held a variety of positions at Bulldog Communications Limited (acquired by Cable & Wireless Plc), Telewest Plc (now Virgin Media Business Ltd), Ernst & Young LLP and CACI International Inc. He holds a B.A. in economics and philosophy from University College London, an MBA from the University of Strathclyde Business School and a Diploma from the Chartered Institute of Marketing.

Todd Simpson has served as our chief strategy officer responsible for aligning our strategy with market opportunities, corporate development, and industry partnerships since January 2014. Prior to AVG, Mr. Simpson was InterDigital’s executive vice president of Innovation Partners, Mozilla’s chief of innovation, Ditech Networks president and chief executive officer, Jasomi Networks chief executive officer, and Zi Corporations chief technology officer. Mr. Simpson has founded and run several startups, including Call Genie, EZone Networks, and Worldplay Networks. He holds a Bachelor of Science and Ph.D. in Computer Science from the University of Calgary.

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

The information required by Item 6 B. is incorporated by reference from pages 4, 6, 9, 11 and 12 of our 2013 Remuneration Report which is included as exhibit 99.1 on Form 6-K, as furnished with the SEC on March 24, 2014.

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

A General Meeting of Shareholders appoints our Supervisory Board members in accordance with nominations by our Supervisory Board.

If the nomination by our Supervisory Board consists of a list of two or more candidates, this list is binding and the vacant seat must be filled by election of a person from the binding list of candidates. However, a General Meeting of Shareholders may, by a resolution passed with a majority of the votes cast representing more than one-third of our issued share capital, resolve that such list is not binding.

A resolution of a General Meeting of Shareholders to appoint a Supervisory Board member other than pursuant to a nomination by our Supervisory Board requires at least two-thirds of the votes cast representing more than half of our issued share capital.

Our Supervisory Board members are in principle appointed for a term of four years, and our Supervisory Board follows a general policy that no person is appointed to our Supervisory Board for more than three four-year terms (counting starting at the closing of our IPO). Our Supervisory Board members are required to resign according to a rotation plan determined by our Supervisory Board.

Our Supervisory Board elected Dale Fuller as its chairman and Gabriel Eichler as its vice-chairman from among the independent Supervisory Board members. Our Supervisory Board has prepared a profile (“profielschets”) of its size and composition, which takes into account the nature of the business, its activities and the desired expertise and background of our Supervisory Board members. With each appointment of a member of our Supervisory Board, the profile must be taken into account.

A General Meeting of Shareholders may at any time suspend or remove Supervisory Board members. A resolution to suspend or remove a Supervisory Board member other than pursuant to a proposal by our Supervisory Board requires at least a two-thirds majority of the votes cast representing more than half of our issued share capital.

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

The number of members of our Management Board is determined by our Supervisory board after consultation with our Management Board. The members of our Management Board are appointed by a General Meeting of Shareholders, upon nomination by our Supervisory Board. If the nomination by our Supervisory Board consists of a list of two or more candidates, this list is binding and the vacant seat must be filled by election of a person from the binding list of candidates. However, a General Meeting of Shareholders may, by a resolution passed with a majority of the votes cast representing more than one-third of our issued share capital, resolve that such list is not binding. Members of our Management Board will retire no later than the day on which the annual General Meeting of Shareholders is held, in the fourth calendar year after the year in which such member was appointed. Such Management Board member is then immediately available for reappointment.

A resolution of a General Meeting of Shareholder to appoint a Management Board member other than pursuant to a nomination by our Supervisory Board requires a two-thirds majority of the votes cast representing more than half of our issued share capital.

A General Meeting of Shareholders may suspend or remove Management Board members at any time. A resolution to suspend or remove a Management Board member other than pursuant to a proposal by our Supervisory Board requires at least a two-thirds majority of the votes cast representing more than half of our issued share capital. Our Supervisory Board may also suspend Management Board members. A suspension by our Supervisory Board may at all times be discontinued by the General Meeting of Shareholders.

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

The remuneration for the individual members of our Management Board is set by our Supervisory Board in accordance with a remuneration policy. Our Supervisory Board makes a proposal on the remuneration policy which the General Meeting of Shareholders can then choose to adopt. Other contractual terms of employment of our Management Board members are determined by our Supervisory Board. Any proposal by our Supervisory Board to establish a plan to grant members of our Management Board our ordinary shares or rights to acquire our ordinary shares must be submitted for approval by a General Meeting of Shareholders.

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

In addition, the Audit Committee is, among other things, responsible for establishing policies for the hiring of current or former employees of the external auditor, approving the compensation of our external auditor and recommending the appointment of the external auditor to a General Meeting of Shareholders.

The role and responsibilities of the Audit Committee, as well as its composition and the manner in which it operates and discharges its duties, are set out in regulations for the Audit Committee, as drawn up by our Supervisory Board. The Audit Committee regulations and its composition are on our website. This committee may not be chaired by the chairman of our Supervisory Board or a former member of our Management Board, at least one member must be a financial expert and each member must be financially literate or become financially literate within a reasonable period of time after appointment. The members of the Audit Committee are Mr. Haars (chairman), Mr. Eichler and Mr. Esser. Mr. Esser joined the Audit Committee on September 23, 2013 and Mr. Fuller stepped down on that date. The Audit Committee is independent under applicable NYSE standards.

The Audit Committee meets as often as one or more members of the Audit Committee deem necessary, but in any event meets at least four times a year. The Audit Committee meets at least once a year with our external accountant, without our Management Board being present.

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

The role and responsibilities of the Remuneration Committee, as well as its composition and the manner in which it operates and discharges its duties, are set out in regulations for the Remuneration Committee, as drawn up by our Supervisory Board. The Remuneration Committee regulations and its composition are on our website. This committee may not be chaired by the chairman of our Supervisory Board, a former member of our Management Board or by a Supervisory Board member who is a member of the management board of another listed company. In addition, no more than one member of the Remuneration Committee may be a member of the management board of another Dutch listed company. The members of the Remuneration Committee are Mr. Tenwick (chairman), Mr. Eichler and Mr. Fuller.

The Remuneration Committee meets as often as one or more members of the Remuneration Committee deem necessary, but meets in any event at least twice a year.

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

The role and responsibilities of the Nominations and Governance Committee, as well as its composition and the manner in which it operates and discharges its duties, are set out in regulations for the Nominations and Governance Committee, as drawn up by our Supervisory Board. The Nominations and Governance Committee regulations and its composition are on our website. The members of the Nominations and Governance Committee are Mr. Fuller (chairman), Mr. Haars and Mr. Tenwick.

The Nominations and Governance Committee meets as often as one or more members of the Nominations and Governance Committee deem necessary, but meets in any event at least twice a year.

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

Other Information

During the year ended December 31, 2013, no member of our Management Board or Supervisory Board or Senior Management, was entitled to any benefits upon termination of his employment under his employment or other service contract other than, with respect to the members of our Management Board, in continuation of certain compensation for the term of any non-compete agreement or otherwise in accordance with applicable law.

D.	EMPLOYEES

We believe that the quality and skills of our executive management team and other personnel within the organization have been and will be critical to our success. We continue to place emphasis on creating a culture that fosters innovation, creativity and teamwork. We are continuing to recruit talented, innovative and entrepreneurial personnel in order to support our technology development and growth strategies.

The table below shows the number of our employees by function as of December 31, 2011, 2012 and 2013:

	As of December 31,
	2011	2012	2013
Business functional area:
Research and development	343	385	482
Sales and marketing	234	242	264
General and administration	221	248	201
Customer support	72	43	66

Total	870	918	1,013

The increase in our employees is primarily related to our acquisition in Canada and to further strengthen our research and development activities. The increase in employees is partly offset by employee reductions incurred in connection with the reorganization of our global operations that began in 2012.

	As of December 31,
	2011	2012	2013
Geography:
Americas	133	128	232
EMEA	720	760	750
APAC	17	30	31

Total	870	918	1,013

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

Option Plan and Restricted Stock Unit Plan

In order to attract, retain and motivate members of our Management Board and Supervisory Board, employees and other individuals having business relationships with us and to reward such persons for their loyalty and commitment, we established an option plan, or the Option Plan, in June 2009 under which we granted options to acquire ordinary shares. The Option Plan was subsequently amended and restated effective on October 1, 2009, June 30, 2010, March 11, 2011, September 29, 2011, and January 30, 2012. The Option Plan was most recently amended on May 7, 2013 and currently includes a restricted stock unit plan.

The total number of shares in respect of which options and restricted stock units pool may be granted under the Option Plan is limited at 9,059,948. Options that lapse or are forfeited and restricted stock units that are forfeited are available to be granted again. Options and restricted stock units granted to members of the Management Board of the Company and the Supervisory Board require prior approval of the General Meeting of Shareholders. On June 19, 2013, the General Meeting authorized the Supervisory Board to grant up to a maximum of 500,000 options or restricted stock units in the aggregate in a year to members of the Management Board.

The vesting of certain restricted stock units granted to our CEO is subject to satisfaction of market based financial performance criteria, the market restricted share units. The market restricted stock units will vest if the average closing price of the Company’s shares on the New York Stock Exchange during a 30 consecutive trading day period exceeds 2.5 times the closing price of the shares on the Start Date, as defined in the RSU agreement, (the “Share Price Goal”), provided that (i) if the Share Price Goal is achieved prior to the first anniversary of the Start Date, the vesting shall occur on the first anniversary of the Start Date and (ii) the CEO remains employed through the applicable vesting date and has not provided a notice of termination as of the applicable vesting date.

Options and restricted stock units generally vest over a period of four years, whereby 25% of the options vest on the first anniversary of the start date and the remaining options vest quarterly thereafter, in equal portions during the remaining vesting period. The contractual life of all options is 10 years.

Participants have no voting rights with respect to shares represented by options or restricted stock units until the date of the issuance of such shares. Participants in the Restricted Stock Units Plan may, if the Supervisory Board of the Company so determines, be credited with dividend equivalents paid with respect to shares underlying a restricted stock unit award. Dividend equivalents shall be forfeited in the event that the restricted stock units with respect to which such dividend equivalents were credited are forfeited.

On June 30, 2011, the Supervisory Board approved an amendment to the Option Plan to remove performance-based vesting conditions on options, including for options that were granted but unvested at such time by splitting such options into two awards, one for two-thirds as many options (“Base options”) and another for one-third as many options (“Additional options”). The Base options remained subject to service period vesting requirements as per the terms of the original plan. The Additional options were granted on the date of occurrence of a listing with service period vesting requirements after such date. The amendment is accounted for as a share option modification. The modification resulted in no incremental share-based compensation expense.

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

Vesting principles

The Option Plan gives discretion to our Supervisory Board to determine the vesting schedules of all options and restricted stock units granted and to make the exercisability of options and restricted stock units subject to certain financial performance criteria. We have granted options and restricted stock units with time-based vesting and performance-based vesting, although options and restricted stock units could not be exercised while we were a private company. Options that were vested on the date of the IPO, became exercisable on that date and will, unless subject to a one-year postponement, remain exercisable until up to ten years after the date of grant, subject to forfeiture or reduction of the exercise period of the option in connection with the holder’s termination of employment.

The exercise price of options held by option holders who are not subject to taxation in the U.S. may be reduced taking into account any dividend or distributions on ordinary shares that would have been payable on ordinary shares underlying options.

In the event of a sale to a third party of more than 50% of our issued and outstanding shares and/or all or substantially all of the shares of our subsidiaries and/or a sale of all or substantially all of our assets and business, the Option Plan permits our Supervisory Board to accelerate the vesting of unvested options and/or to declare that options that are not vested at the time of the sale will be forfeited. Options may not be granted under the Option Plan for an exercise price less than 90% (or 100% for U.S. taxpayers who are option holders) of the fair market value (as defined in the Option Plan) of our shares.

Subject to certain exceptions, unless our Supervisory Board otherwise determines in a specific instance, all unvested options and restricted stock units granted under the Option Plan are forfeited upon an option holder’s termination of the employment or other business relationship with us. If an option holder is terminated for cause, both vested and unvested options and restricted stock units will be forfeited upon a termination of the employment or other relevant business relationship with us. Unless our Supervisory Board determines otherwise, all vested options that are not exercised within 90 days of any other termination of the employment or business relationship of an option holder with us will be forfeited.

As of December 31, 2013, options and restricted stock units combined for a total of 2,054,699 ordinary shares were available for future grants under the Option Plan. No options or restricted stock units may be granted under the Option Plan after June 8, 2019.

As of December 31, 2013, the total number of our outstanding options and restricted stock units was 3,788,609. The weighted-average exercise price for all of our outstanding options is $18.31.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2014, by:

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

Unless otherwise noted, all persons named in the table below may be contacted at our executive offices and, to our knowledge, have sole voting and investment power over the shares listed. Percentage computations are based on 52,694,253 ordinary shares outstanding as of February 28, 2014. As of that date, there were eight holders of record of our ordinary shares, five of which were U.S. holders, including AVG Technologies N.V., which holds 2,068,898 shares in its own capital as treasury shares. All holders of our outstanding ordinary shares have the same voting rights with respect to such shares.

Name of Beneficial Owner 5% shareholders		Beneficially Owned	Percent

PEF V Information Technology II Sàrl	(1)	5,405,771	10.26
Entities affiliated with TA Associates	(2)	10,236,384	19.43
Entities affiliated with Okumus Fund Management	(3)	8,297,609	15.75
Westwood Management Corp.	(4)	3,785,389	7.18
Management Board members, Supervisory Board members and senior management
Dale L. Fuller	(5)	261,222	*
Gabriel Eichler	(6)	1,673,593	3.18
Jan G. Haars		12,500	*
Jonathan W. Meeks	(7)	10,236,384	19.43
Colin Tenwick	(8)	11,250	*
Frank Esser		—	*
Gary Kovacs		—	*
John Little	(9)	136,621	*
Yuval Ben-Itzhak	(10)	40,609	*
R. David Ferguson	(11)	165,000	*
Todd Simpson		—	*

All Management Board members, Supervisory Board members and senior management as a group (11 persons)	(12)	12,537,179	23.79

*	Represents beneficial ownership of less than one percent (1%) of the outstanding ordinary shares.
(1)	PEF V Information Technology II S.à.r.l (“PEF Sàrl”) is wholly owned by Polish Enterprise Fund V, L.P. (“PEF V”), a Delaware limited partnership. Polish Enterprise Investors III, LLC (“PEI III”), is the sole general partner of PEF V. Divestment and voting decisions are made on behalf of PEI III by its members. PEF V and PEI III disclaim beneficial ownership over all shares held by PEF Sàrl except to the extent of their indirect pecuniary interest therein. During 2013, PEF Sàrl sold 9.135,408 ordinary shares, which decreased its percentage ownership from 26.92% to 10.26%. Number of shares based upon Form 13G filed February 13, 2014.
(2)	TA Associates, L.P. is the General Partner of (i) TA Associates X L.P. which is the General Partner of TA X L.P. (ii) TA Associates AP VI L.P. which is the General Partner of TA Atlantic and Pacific VI L.P. (iii) TA Associates SPF II L.P. which is the General Partner of TA Strategic Partners Fund II L.P. (iv) TA Associates SPF II L.P. which is the General Partner of TA Strategic Partners Fund II-A L.P. and (v) TA Investors III L.P. During 2013, entities associated with TA Associates sold 2.500,000 ordinary shares, which decreased its percentage ownership from 23.58% to 19.43%. Mr. Meeks is a managing director at TA Associates, L.P. Number of shares based upon Form 13G filed February 14, 2014.
(3)	During 2013, entities associated with Okumus Fund Management (Okumus Fund Management Ltd., Okumus Opportunistic Value Fund, Ltd., and Ahmet H. Okumus) purchased 2.869,087 ordinary shares, which increased its percentage ownership from 10.05% to 15.75%. Number of shares based upon Form 13G filed December 20, 2013.
(4)	Number of shares based upon Form 13G filed February 11, 2014.
(5)	Includes options to purchase 10,417 shares and that are exercisable within 60 days after February 28, 2014.

(6)	Represents 1,673,593 shares held by CVP II, Inc. Mr. Eichler may be deemed to have an indirect pecuniary interest in shares held by CVP II, Inc. He disclaims beneficial ownership of such securities except to the extent of any potential entitlement as a beneficiary therein and any pecuniary interest therein.
(7)	Represents 10,236,384 shares held by entities affiliated with TA Associates, LP. Jonathan W. Meeks is a managing director at TA Associates, L.P., which has ultimate voting and investment power over shares held by the entities affiliated with TA Associates that are set out in footnote (2) above. Mr. Meeks may be deemed to have an indirect pecuniary interest in shares held by entities affiliated with TA Associates. He disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein.
(8)	Includes options to purchase 1,250 shares that are exercisable within 60 days after February 28, 2014.
(9)	Includes 25,000 restricted stock units that are exercisable within 60 days after February 28, 2014
(10)	Includes 25,000 restricted stock units that are exercisable within 60 days after February 28, 2014.
(11)	Includes options to purchase 6,250 shares and 25,000 restricted stock units that are exercisable within 60 days after February 28, 2014.
(12)	Includes options to purchase 17,917 shares and 75,000 restricted stock units that are exercisable within 60 days after February 28, 2014.

B.	RELATED PARTY TRANSACTIONS

Except as disclosed below, none of the members of our Management Board or Supervisory Board, and none of the members of our senior management, have since January 1, 2013 had a material interest in any transactions to which we were a party. Our policy is that any related party transactions are made on an arm’s-length basis and on terms no less favorable than if such transactions were carried out with unaffiliated third parties.

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

Option Plan

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Option Plan” for a description of the Option Plan.

Sale of Equity Affiliate

On March 28, 2013, we sold our minority share in Zbang It Ltd. (“Zbang”) for one U.S. dollar and purchased the technology of Zbang for approximately $1.4 million. The purchase price was offset by an outstanding loan from Zbang payable to us. For additional information, see Note 9 to our consolidated financial statements included in this Annual Report.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements.”

Dividend policy

Under our articles of association, our Management Board determines, subject to the approval of our Supervisory Board, what portion of our profits will be reserved. Any profits remaining will be put at the disposal of a general meeting of shareholders. Our Management Board, with the approval of the supervisory board, is required to make a proposal for that purpose, which is then dealt with as a separate agenda item at the General Meeting of Shareholders. Our Management Board is permitted, subject to certain requirements and subject to approval of our Supervisory Board, to declare interim dividends without the approval of a General Meeting of Shareholders.

Our Management Board may, subject to the approval of our Supervisory Board, resolve to make distributions on the ordinary shares not in cash, but in ordinary shares, or resolve that shareholders shall have the option to receive a distribution in cash and/or in ordinary shares, provided that our Management Board is designated by a General Meeting of Shareholders as the competent corporate body to resolve to issue ordinary shares.

We may make distributions to shareholders only to the extent that the Company’s equity exceeds the amount of the paid-in and called-up part of the issued share capital, increased by the reserves we are required to maintain pursuant to our articles of association or the provisions of applicable law and to the extent that the

Company has no debt covenant restrictions. Any distribution of profits will be made after the adoption of the annual accounts showing that such distribution of profits is permitted.

We currently intend to retain future earnings, if any, to finance the growth and development of our business and to provide additional liquidity. As a result, we currently have no intention to pay dividends and will not make additional distributions or dividends in respect of the year ended December 31, 2013.

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

The following table sets forth the high and low sales prices of our ordinary shares since the listing of our ordinary shares on the NYSE on February 7, 2012 through February 28, 2014:

Period	High	Low
Annual information
2013	$26.56	$12.10
2012	$16.39	$9.42
Quarterly information
4th quarter 2013	$25.50	$15.89
3rd quarter 2013	$26.56	$19.09
2nd quarter 2013	$19.96	$12.51
1st quarter 2013	$16.35	$12.10
4th quarter 2012	$16.39	$11.21
3rd quarter 2012	$14.35	$9.42
2nd quarter 2012	$15.49	$11.36
1st quarter 2012	$15.49	$12.77
Monthly information
February 2014	$19.60	$15.48
January 2014	$17.72	$16.01
December 2013	$17.48	$15.89
November 2013	$20.54	$16.55
October 2013	$25.50	$19.03
September 2013	$26.56	$21.28

On February 28, 2014, the closing price per share of our ordinary shares on the NYSE was $18.73.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are listed on the NYSE under the symbol “AVG.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

(d)	partial repayments of paid-in capital for tax purposes, if and to the extent there are qualifying profits (“zuivere winst”), unless a general meeting of shareholders has resolved in advance to make such repayment and provided that the nominal value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of the articles of association and the paid-in capital is recognized as capital for Dutch dividend tax purposes.

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

Corporate and individual income tax

Residents of the Netherlands

If a holder of ordinary shares is a resident or deemed to be a resident of the Netherlands for Dutch tax purposes and is fully subject to Dutch corporate income tax or is only subject to Dutch corporate income tax in respect of an enterprise to which the ordinary shares are attributable, income derived from the ordinary shares and gains realized upon the redemption or disposal of the ordinary shares are generally taxable in the Netherlands (at up to a maximum rate of 25% (tax rate for the year 2013)).

If an individual holder of ordinary shares is a resident or deemed to be a resident of the Netherlands for Dutch tax purposes (including an individual holder who has opted to be taxed as a resident of the Netherlands), income derived from the ordinary shares and gains realized upon the redemption or disposal of the ordinary shares are taxable at the progressive rates (up to a maximum rate of 52% (tax rate for the year 2013)) under the Dutch Income Tax Act 2001 (“Wet inkomstenbelasting 2001”) if:

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

If neither condition (a) nor condition (b) applies to the holder of the ordinary shares, taxable income with regard to the ordinary shares will be determined on the basis of a deemed return on income from savings and investments (“sparen en beleggen”), rather than on the basis of income actually received or gains actually realized. At present, this deemed return on income from savings and investments has been fixed at a rate of 4% of the individual’s yield basis (“rendementsgrondslag”) at the beginning of the calendar year, insofar as this yield basis exceeds a certain threshold of €21,139 for 2013 (“heffingsvrij vermogen”). The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the holder of the ordinary shares less the fair market value of certain qualifying liabilities at the beginning of the calendar year. The fair market value of the ordinary shares will be included as an asset in the individual’s yield basis. The 4% deemed return on income from savings and investments will be taxed at a rate of 30% (tax rate for the year 2013).

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

This income is subject to Dutch corporate income tax at up to a maximum rate of 25% (tax rate for the year 2013).

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

Income derived from the ordinary shares as specified under (i) and (ii) by an individual is subject to individual income tax at up to a maximum rate of 52% (tax rate for the year 2013). Income derived from a share in the profits as specified under (iii) that is not already included under (i) or (ii) will be taxed on the basis of a deemed return on income from savings and investments (as described above under “Residents of the Netherlands”). The fair market value of the share in the profits of the enterprise (which includes the ordinary shares) will be part of the individual’s Dutch yield basis.

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

A U.S. Holder is a beneficial owner of ordinary shares who is eligible for the benefits of the Treaty and is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (a) (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust; or (b) it has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

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

Passive foreign investment company rules

We believe that we were not a ‘passive foreign investment company’ (“PFIC”) for U.S. federal income tax purposes for the 2013 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares, such U.S. Holder would generally be required to file IRS Form 8621 with such U.S. Holder’s annual U.S. federal income tax return, subject to certain exceptions.

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

Interest rate risk

We were not subject to significant exposure to market interest rates prior to April 2013 as the existence of a floor to the interest rate payable in our previous long-term loan facility meant that interest rates would have had to increase by more than 100 basis points before we would start to be affected by such movements.

Since April 2013 we are exposed to movements in market interest rates as the interest rate we pay on our revolving credit facility is linked to short-term U.S. dollar LIBOR, or to equivalent benchmark rates where we borrow in other currencies. An increase of 100 basis points in short-term LIBOR would result in an additional annualized interest charge of $0.3 million based on the outstanding balance of the revolving credit facility as of December 31, 2013.

Currency risk

We are exposed to movements in market currency rates, as there is a difference between the currencies in which we generate revenue and those in which we incur expenses. In 2013, revenue and expenses were 56% and 52%, respectively, in U.S. dollars, 19% and 15%, respectively, in euros, 13% and 5%, respectively, in British pounds sterling, and 4% and 19%, respectively, in Czech crowns, while in 2012 revenue and expenses were 78% and 55%, respectively, in U.S. dollars, 12% and 16%, respectively, in euros, 8% and 6%, respectively, in British pounds sterling, and 1% and 8%, respectively, in Czech crowns.

Our principal transaction exposures against the U.S. dollar are in euro, Czech crown, and British pounds sterling. We estimate that a 10% rise in the U.S. dollar against these currencies would have resulted in a reduction in net income in 2013 and 2012 on the order of $0.3 million and $1.5 million respectively. We enter into foreign exchange contracts to economically hedge transactional exposures between the U.S. dollar, euro, British pounds sterling, Czech crown, Israeli shekel, Canadian and Australian dollar, reducing some of our exposures but not eliminating them.

Credit risk

We are exposed to credit risks, principally in relation to the security of our deposits with financial institutions and to trade receivables. We manage our exposure to financial institutions by diversifying our deposits between different international financial institutions with high credit ratings and by minimizing the deposits we hold with local banks in the different jurisdictions in which we operate. As of December 31, 2013 and 2012, we had $43.7 million and $52.4 million respectively of cash held with financial institutions. For trade receivables, our largest exposures at December 31, 2013 and 2012 were to our principal search partners, because we are paid on a monthly basis. We monitor our credit exposures to other trade receivables and provide an allowance for doubtful accounts as we deem necessary.

Liquidity risk

We ensure that we have adequate liquidity to meet our obligations as they fall due by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities where appropriate. We are dependent on a long-term credit facility and so we must ensure that we are compliant with its terms. As we generate positive cash flows from our operating activities we are able to cover our normal operating expenditures and pay outstanding short-term liabilities as they fall due without requiring additional financing, as well as having sufficient funds to meet our capital expenditure requirements. Those positive cash flows are also sufficient to make payments of interest and principal required on our revolving loan facility. At December 31, 2013 no amounts were due for repayment within one year, compared with $12.2 million due for repayment at December 31, 2012 under our previous long-term loan facility. We consider the impact on liquidity each time we make an acquisition in order to ensure we do not adversely affect our ability to meet our financial obligations as they fall due.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13. DEFAULTS, DIVIDEND ARRANGEMENTS AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

In accordance with Rule 13a-15(b) of the Exchange Act, our management evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2013.

Based upon their evaluation of these disclosure controls and procedures, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective as of December 31, 2013 to ensure that information required to be disclosed under the Exchange Act is recorded, processed, summarized, and reported, within the time period specified in the SEC rules and forms, and to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992. Based on this assessment, our management has concluded that, as of December 31, 2013, our internal controls over financial reporting were effective based on that framework.

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

During the year ended December 31, 2013 there were no changes to our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Accountants N.V. (“PwC”) was appointed as our independent registered public accounting firm, on July 30, 2013 for the audit of the fiscal year ending December 31, 2013, for which audited financial statements appear in this Annual Report on Form 20-F.

BDO Audit & Assurance B.V. (“BDO”) has served as our independent registered public accounting firm for the audits of each of the fiscal years ending on December 31, 2011 and 2012, for which audited financial statements appear in this Annual Report on Form 20-F.

The following is a summary of the fees billed by PwC and BDO respectively, and member firms in their respective networks, for professional services rendered for fiscal years ended December 31, 2012 and 2013:

	Year ended December 2012			Year ended December 2013
	BDO	Other BDO network firms	Total	PwC	Other PWC network firms	Total
Audit fees(1)	$858	$629	$1,487	$737	$217	$954
Audit-related fees(2)	—	11	11	—		—
Tax fees(3)	—	—	—	—	—	—
All other fees(4)	—	—	—	4	38	42

Total	$858	$640	$1,498	$741	$255	$996

(1)	Aggregate audit fees consist of fees billed or accrued for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the interim condensed consolidated financial statements included in quarterly filings and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation.
(2)	Audit-related fees consist of fees billed or accrued services rendered during the fiscal year for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.”
(3)	Tax fees consist of fees for professional services rendered during the fiscal year by the principal accountant for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals.
(4)	All other fees consisted of fees billed or accrued for products and services provided by the principal accountant, other than the services reported above under other captains in the above table.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company has entered into a conditional share repurchase program under which it repurchases shares in amounts designed to cover obligations to deliver shares under its share based incentive plans.

Under the share repurchase program the Company may, between May 9, 2013 and November 9, 2014, repurchase from time to time in both open market and privately negotiated transactions up to 1,500,000 ordinary shares. The share repurchase program may occur in tranches. The share repurchase program was authorized by the Company’s shareholders on January 12, 2012 and approved by the Supervisory Board on May 7, 2013.

On November 5, 2013, the Supervisory Board approved an increase of the maximum number of shares to be repurchased from 2,500,000 to 4,000,000 to cover the Company’s obligations to deliver shares under its employee stock options incentive and restricted share units plans.

Under the first tranche of the share repurchase program the Company had, as of November 5, 2013, repurchased in open market transactions 1,500,000 ordinary shares. Under the second tranche of the share repurchase program, the Company may repurchase up to 2,500,000 ordinary shares between November 13, 2013 and May 10, 2014. This arrangement does not require the Company to acquire any specific number of shares and may be terminated at any time, except during closed trading periods under the Company’s insider trading policy.

The following table provides a summary of shares repurchased by the Company, in 2013:

Period	Total number of shares purchased	Average price paid per share (USD)	Total number of shares purchased as part of publicly announced plans	Maximum number of shares that may yet be purchased under the plans
June 19 – 30, 2013	80,000	18.86	80,000	2,500,000
July 1 – 29, 2013	224,150	21.01	304,150	2,500,000
August 1 – 31, 2013	263,243	21.47	567,393	2,500,000
September 1 – 30, 2013	199,000	23.69	766,393	2,500,000
October 3 – 31, 2013	428,950	21.76	1,195,343	2,500,000
November 1 – 30, 2013	653,157	20.32	1,848,500	4,000,000
December 1 – 31, 2013	254,714	16.57	2,103,214	4,000,000

Total 2013	2,103,214	20.64
Jan 1 – 31, 2014	212,000	16.77	2,315,214	4,000,000
Feb 1 – 28, 2014	268,245	15.93	2,583,459	4,000,000

Total	2,583,459	19.83

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Following a competitive selection process supervised by the Audit Committee, the Company proposed that PricewaterhouseCoopers Accountants N.V. (“PwC”) be appointed as its external auditor. The appointment of PwC as external auditor was approved by shareholders on July 30, 2013, BDO Audit & Assurance B.V. (“BDO”) was dismissed on June 19, 2013.

BDO’s reports on the Company’s consolidated financial statements for the years ended December 31, 2012 and 2011 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years and the subsequent interim period preceding the expiry of BDO’s engagement as external auditor, there were: (i) no “disagreements” (within the meaning of Item 304(a) of Regulation S-K) with BDO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused it to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements of the Company; and (ii) no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided BDO with a copy of this Form 20-F prior to its filing with the U.S. Securities and Exchange Commission and requested BDO to furnish to the Company a letter addressed to the SEC stating that it agrees with the statements made above. A copy of BDO’s letter dated March 24, 2014, is attached as Exhibit 15.3 to this Form 20-F.

During the Company’s two most recent fiscal years and the subsequent interim period preceding the PwC’s appointment as external auditor, neither the Company nor anyone on its behalf consulted PwC regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and no written report or oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” or “reportable event” (within the meaning of Item 304(a) of Regulation S-K and Item 304(a)(1)(v) of Regulation S-K, respectively).

In approving the selection of PwC as the Company’s independent certifying accountant, the Audit Committee considered all relevant factors, including any non-audit services previously provided by PwC to the Company.

ITEM 16G. CORPORATE GOVERNANCE

Dutch Corporate Governance

The Dutch Corporate Governance Code (“DCGC”) was released in 2003, amended in 2009 and can be found on www.commissiecorporategovernance.nl. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NYSE. We will disclose in our Dutch annual report for financial year 2013 (the second year of listing on a government-recognized stock exchange) the extent to which we apply the provisions of the DCGC and any deviations therefrom. The most substantial deviations from the DCGC are summarized below.

Remuneration

•	Our Supervisory Board is authorized to grant options and restricted stock units to the members of our Management Board that do not have predetermined performance criteria and which are exercisable within three years from the year the options were granted. The number of options and restricted stock units to acquire ordinary shares which may be granted to the Management Board is not dependent on the achievement of targets specified beforehand. Under the Option Plan, options may be granted for an exercise price of 90% of the fair market value (deviations from: best practice provisions II.2.4, II.2.5 and II.2.6).

•	The members of our Management Board may receive more than one year’s salary in the event of involuntary removal (deviation from: best practice provision II.2.8).

•	We have granted and intend to grant options and restricted stock units in the future to members of our Supervisory Board (deviation from: best practice provision III.7.1).

Board nominations and shareholder voting

•	Pursuant to our articles of association, the Supervisory Board will nominate one or more candidates for each vacant seat on the Management Board or the Supervisory Board. A resolution of our general meeting of shareholders to appoint a member of the Management Board or the Supervisory Board other than pursuant to a nomination by our Supervisory Board requires at least two-thirds of the votes cast representing more than half of our issued share capital (deviation from: best practice provision IV.1.1).

•	Until May 7, 2013, our Supervisory Board retained decision-making authority in situations where the chairman was absent on a case by case basis, instead of electing a vice-chairman of the Supervisory Board. On May 7, 2013, our Supervisory Board appointed Mr. Eichler as vice-chairman of the Supervisory Board. Therefore, the Company currently complies with best practice provisions III.4.1.(f) and III.4.4.

External auditor

•	To comply with NYSE regulations, our Audit Committee is directly responsible for approving the compensation of our external auditor, instructing the external auditor to provide non-audit services and recommending the appointment of the external auditor to a General Meeting of Shareholders (deviation from: best practice principle V.2).

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

See page F-1.

ITEM 19. EXHIBITS

Number	Description

1.1	Articles of Association of AVG Technologies N.V. in effect since the closing of our IPO(1)

1.2	Supervisory Board By-Laws of AVG Technologies N.V. in effect since the closing of our IPO(1)

1.3	Management Board By-Laws of AVG Technologies N.V. in effect since the closing of our IPO(1)

4.1†	Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Technologies CY Limited effective from October 1, 2010(1)

4.2†	Amendment No. 1 to Google Search and advertising Services Agreement between Google Ireland Limited and AVG Technologies CY Limited effective from December 1, 2011(1)

4.3	Transfer of Contract regarding Google Search and Advertising Services Agreement between Google Ireland Limited, AVG Technologies CY Limited and AVG Netherlands B.V. effective from December 23, 2011(1)

4.4	Amendment No. 2 to Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Netherlands B.V. effective from June 1, 2012(2)

4.5	Amendment No. 3 to Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Netherlands B.V. effective from October 1, 2012(2)

4.6	Amendment No. 4 to Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Netherlands B.V. effective from November 1, 2012(2)

4.7†	Amendment No. 5 to Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Netherlands B.V. effective from December 1, 2012(2)

4.8	Amendment No. 6 to Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Netherlands B.V. effective from February 1, 2013(2)

4.9†	Addendum to Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Netherlands B.V. effective from October 1, 2013

4.10	Credit Agreement among AVG Technologies N.V. and certain of its subsidiaries, as borrowers, the several financial institutions (lenders) party thereto, HSBC Bank, Plc. As mandated lead arranger and agent, and HSBC Corporate Trustee Company (UK) Limited, as security agent, dated April 25, 2013

4.11	Credit Agreement among AVG Holding Coöperatief U.A. and AVG Technologies N.V., as borrowers, the several lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, and JPMorgan Chase Bank, N.A., as Administrative Agent, dated March 15, 2011(1)

4.12	Amendment No. 1 to Credit Agreement by and among AVG Holding Coöperatief U.A., AVG Technologies N.V. and the guarantors and lenders party thereto dated August 10, 2011(1)

4.13+	Amended and Restated 2013 Option Plan, dated May 7, 2013

4.14+	Appendix to 2013 Option Plan—Restricted Share Unit Plan, dated May 7, 2013

4.15+	Form of Indemnification Agreement with the members of the Management Board and Supervisory Board(1)

4.16	Consultancy Agreement dated December 2, 2011 by and between AVG Technologies N.V. and Czech Value Participations I, Inc.(1)

Number	Description

4.17	Asset Purchase Agreement by and between AVG Technologies CY Limited and TuneUp Software GmbH and AVG Technologies N.V. dated August 17, 2011(1)

4.18	Share Purchase Agreement by and between AVG Technologies GER GmbH, AVG Technologies N.V., AVG Technologies CY Limited Blitz F11-eins-null GmbH, Christoph Laumann and Tibor Schiemann dated July 30, 2011(1)

4.19	Amended and Restated Registration Rights Agreement dated as of October 1, 2009 by and among AVG Technologies N.V. and certain of its shareholders(1)

8.1	Subsidiaries of AVG Technologies N.V.

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers Accountants N.V., independent registered public accounting firm

15.2	Consent of BDO Audit & Assurance B.V., independent registered public accounting firm

15.3	Letter on change in certifying accountant from BDO Audit & Assurance B.V.

15.4	Remuneration Report for the year 2013(3)

101.INS #	XBRL Instance Document

101.SCH #	XBRL Taxonomy Extension Schema Document

101.CAL #	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF #	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB #	XBRL Taxonomy Extension Label Linkbase Document

101.PRE #	XBRL Taxonomy Extension Presentation Linkbase Document

†	Pursuant to a request for confidential treatment, portions of this exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act or by Rule 24b-2 under the Exchange Act.
+	Indicates a management contract or compensatory plan.
#	Pursuant to Rule 406T of SEC Regulation S-T, interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act, are deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise are not subject to liability under these sections.
(1)	Incorporated by reference to our registration statement on Form F-1 (file no. 333-178992), as amended.
(2)	Incorporated by reference to our Annual Report on Form 20-F, filed April 5, 2013 (File no. 001-35408).
(3)	Incorporated by reference to our Report of Foreign Private Issuer on Form 6K, filed March 24, 2014 (File no. 001-35408).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on behalf:

By:	/s/ John Little
	Name:	John Little
	Title:	Chief Financial Officer,
Managing Director

Date: March 24, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Supervisory Board and Shareholders

AVG Technologies N.V.

Amsterdam, Netherlands

We have audited the accompanying consolidated balance sheet of AVG Technologies N.V. (the “Company”) as of December 31, 2012 and the related consolidated statements of comprehensive income, preferred stock and shareholders’ (deficit) equity, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AVG Technologies N.V. at December 31, 2012, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

BDO Audit & Assurance B.V.

On behalf of it,

/s/ J.A. de Rooij RA

Amstelveen, Netherlands,

April 5, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of AVG Technologies N.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of preferred stock and shareholders’ (deficit) equity and cash flows present fairly, in all material respects, the financial position of AVG Technologies N.V. and its subsidiaries at December 31, 2013, and the results of their operations and their cash flows for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ R.M. van Tongeren RA

PricewaterhouseCoopers Accountants N.V.

Amsterdam, the Netherlands

March 24, 2014

AVG TECHNOLOGIES N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars—except for share data)

	December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$51,890	$42,349
Restricted cash	514	4,654
Trade accounts receivable, net	32,664	26,160
Inventories	702	1,017
Deferred income taxes	24,361	25,058
Prepaid expenses	5,080	5,927
Other current assets	6,684	5,416

Total current assets	121,895	110,581
Property and equipment, net	14,594	15,294
Deferred income taxes	53,805	33,820
Intangible assets, net	41,207	59,577
Goodwill	81,276	84,843
Investment	9,750	160
Other assets	939	2,507

Total assets	$323,466	$306,782

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$8,757	$11,356
Accrued compensation and benefits	21,575	18,245
Accrued expenses and other current liabilities	28,787	31,569
Current portion of long-term debt	12,226	—
Income taxes payable	3,343	4,680
Deferred tax liabilities	1,091	163
Deferred revenue	148,308	164,136

Total current liabilities	224,087	230,149
Long-term debt, less current portion	85,005	30,000
Deferred revenue, less current portion	32,848	33,050
Deferred tax liabilities	—	342
Other non-current liabilities	4,096	4,075

Total liabilities	346,036	297,616

Commitments and contingencies (Note 14)
Shareholders’ (deficit) equity
Ordinary shares (par value: €0.01; 54,385,951 Ordinary shares issued and 54,019,154 Ordinary shares outstanding at December 31, 2012 and 54,763,151 Ordinary shares issued and 53,150,630 Ordinary shares outstanding at December 31, 2013)	722	727
Distributions in excess of capital	(130,432)	(128,809)
Treasury shares	(3,826)	(33,179)
Accumulated other comprehensive loss	(4,090)	(8,343)
Retained earnings	115,056	178,770

Total shareholders’ (deficit) equity	(22,570)	9,166

Total liabilities and shareholders’ (deficit) equity	$323,466	$306,782

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars—except for share data and per share data)

	Year ended December 31,
	2011	2012	2013
Revenue:
Subscription	$175,654	$196,858	$250,839
Platform-derived	96,738	159,108	156,274

Total revenue	272,392	355,966	407,113

Cost of revenue:
Subscription	(23,374)	(27,064)	(30,027)
Platform-derived	(7,849)	(27,320)	(38,818)

Total cost of revenue	(31,223)	(54,384)	(68,845)

Gross profit	241,169	301,582	338,268

Operating expenses:
Research and development	(35,008)	(55,485)	(60,885)
Sales and marketing	(76,933)	(92,198)	(96,382)
General and administrative	(60,710)	(73,491)	(70,902)

Total operating expenses	(172,651)	(221,174)	(228,169)

Operating income	68,518	80,408	110,099
Other income (expense):
Interest income	69	132	90
Interest and finance cost	(16,581)	(21,167)	(7,954)
Other, net	(592)	(1,904)	485

Other income and expense, net	(17,104)	(22,939)	(7,379)

Income before income taxes and loss from investment in equity affiliate	51,414	57,469	102,720
Income tax (provision) benefit	49,260	(11,141)	(39,006)
Loss from investment in equity affiliate, net of tax	(242)	(511)	—

Net income	$100,432	$45,817	$63,714

Other comprehensive income (loss), net of tax
Currency translation gain (loss), net of taxes of $-, $(280) and $(308) for 2011, 2012 and 2013 respectively	$(4,752)	$2,234	$(4,253)

Other comprehensive income (loss)	(4,752)	2,234	(4,253)

Comprehensive income	95,680	48,051	59,461

Earnings per share:
Net income	$100,432	$45,817	$63,714
Preferred share dividends	(7,208)	(753)	—
Distributed and undistributed earnings to participating securities	(27,513)	—	—

Net income available to ordinary shareholders—basic	$65,711	$45,064	$63,714

Net income available to ordinary shareholders—diluted	$65,711	$45,817	$63,714
Earnings per ordinary share—basic	$1.83	$0.86	$1.18
Earnings per ordinary share—diluted	$1.69	$0.84	$1.16
Weighted-average shares outstanding—basic	36,000,000	52,395,427	54,208,065
Weighted-average shares outstanding—diluted	38,974,953	54,308,518	54,710,704
Cash dividends declared per ordinary share	$4.53	$—	$—
Cash dividends declared per preferred share	$5.13	$0.21	$—

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF PREFERRED STOCK AND SHAREHOLDERS’ (DEFICIT) EQUITY

(in thousands of U.S. dollars—except for share data)

	Class D Preferred Shares		Ordinary Shares
			Class A		Class B		Class B1		Class B2		Class E
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, January 1, 2011	12,000,000	$191,954	16,200,000	$212	12,600,000	$169	—	$—	—	$—	7,200,000	$95
Net income	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	—
Re-designation of Class B shares as Class B1 and B2	—	—	—	—	(12,600,000)	(169)	9,316,224	125	3,283,776	44	—	—
Cash dividends declared and paid on ordinary shares and share options	—	—	—	—	—	—	—	—	—	—	—	—
Cash dividends declared and paid on preferred shares	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation, net of repurchases	—	—	—	—	—	—	—	—	—	—	—	—

Balances, December 31, 2011	12,000,000	$191,954	16,200,000	$212	—	$—	9,316,224	$125	3,283,776	$44	7,200,000	$95

	Distributions in Excess of Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Shareholders’ (Deficit) Equity
Balances, January 1, 2011	$(202,320)	$(1,572)	$10,702	$(192,714)
Net income	—	—	100,432	100,432
Other comprehensive income (loss)	—	(4,752)	—	(4,752)
Re-designation of Class B shares as Class B1 and B2	—	—	—	—
Cash dividends declared and paid on ordinary shares and share options	(139,068)	—	(29,255)	(168,323)
Cash dividends declared and paid on preferred shares	(51,485)	—	(10,085)	(61,570)
Share-based compensation, net of repurchases	4,648	—	—	4,648

Balances, December 31, 2011	$(388,225)	$(6,324)	$71,794	$(322,279)

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF PREFERRED STOCK AND SHAREHOLDERS’ (DEFICIT) EQUITY—(CONTINUED)

(in thousands of U.S. dollars—except for share data)

	Class D Preferred Shares		Ordinary Shares
			Class A		Class B		Class B1		Class B2		Class E
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, December 31, 2011	12,000,000	$191,954	16,200,000	$212	—	$—	9,316,224	$125	3,283,776	$44	7,200,000	$95
Net income	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income (loss), net of taxes of $—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of preferred shares and Class A, B1, B2 and E shares to ordinary shares	(12,000,000)	(191,954)	(16,200,000)	(212)	—	—	(9,316,224)	(125)	(3,283,776)	(44)	(7,200,000)	(95)
Share proceeds from issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—
Share issuance costs (net of income tax benefit of $1,703)	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of own shares	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of share options (including excess tax benefit of $480)	—	—	—	—	—	—	—	—	—	—	—	—
Cash dividends declared and paid on preferred shares	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation, net of repurchases and liability awards	—	—	—	—	—	—	—	—	—	—	—	—

Balances, December 31, 2012	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—

	Ordinary Shares		Treasury Shares		Distributions in Excess of Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Shareholders’ (Deficit ) Equity
	Shares	Amount	Shares	Amount
Balances, December 31, 2011	—	—	—	—	$(388,225)	$(6,324)	$71,794	$(322,279)
Net income	—	—	—	—	—	—	45,817	45,817
Other comprehensive income (loss), net of taxes of $(280)	—	—	—	—	—	2,234	—	2,234
Conversion of preferred shares and Class A, B1, B2 and E shares to ordinary shares	48,000,000	639	—	—	191,791	—	—	191,954
Share proceeds from IPO	4,000,000	52	—	—	63,948	—	—	64,000
Share issuance costs, net of taxes of $1,703	—	—	—	—	(11,302)	—	—	(11,302)
Repurchase of own shares	—	—	(370,925)	(3,869)	—	—	—	(3,869)
Exercise of share options (including excess tax benefit of $480)	2,385,951	31	4,128	43	785	—	—	859
Cash dividends declared and paid on preferred shares	—	—	—	—	—	—	(2,555)	(2,555)
Share-based compensation, net of repurchases and liability awards	—	—	—	—	12,571	—	—	12,571

Balances, December 31, 2012	54,385,951	$722	(366,797)	$(3,826)	$(130,432)	$(4,090)	$115,056	$(22,570)

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF PREFERRED STOCK AND SHAREHOLDERS’ (DEFICIT) EQUITY—(CONTINUED)

(in thousands of U.S. dollars—except for share data)

	Ordinary Shares		Treasury Shares		Distributions in Excess of Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Shareholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount
Balances, December 31, 2012	54,385,951	$722	(366,797)	$(3,826)	$(130,432)	$(4,090)	$115,056	$(22,570)
Net income	—	—	—	—	—	—	63,714	63,714
Other comprehensive income (loss), net of taxes of $(308)	—	—	—	—	—	(4,253)	—	(4,253)
Repurchase of own shares	—	—	(2,103,214)	(43,411)	—	—	—	(43,411)
Exercise of share options (including excess tax benefit of nil)	377,200	5	857,490	14,058	(5,169)	—	—	8,894
Share-based compensation, net of repurchases and liability awards	—	—	—	—	6,792	—	—	6,792

Balances, December 31, 2013	54,763,151	$727	(1,612,521)	$(33,179)	$(128,809)	$(8,343)	$178,770	$9,166

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended December 31,
	2011	2012	2013
OPERATING ACTIVITIES:
Net income	$100,432	$45,817	$63,714
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, amortization and impairment	11,849	18,869	24,897
Share-based compensation	6,396	16,183	8,927
Deferred income taxes	(56,217)	2,166	18,108
Change in the fair value of contingent consideration liabilities	425	(130)	1,238
Amortization of financing costs and loan discount	2,108	5,928	4,127
Loss from investment in equity affiliate	242	511	—
Loss (gain) on sale of property and equipment	289	(41)	(114)
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	1,219	(6,178)	7,250
Inventories	(293)	197	(318)
Accounts payable and accrued liabilities	3,445	9,426	10,305
Accrued compensation and benefits	2,677	1,712	(3,314)
Increase in deferred revenue	15,006	27,675	13,946
Income taxes payable	1,372	(974)	1,340
Other assets	(4,470)	(951)	750
Other liabilities	(1,569)	(904)	(5,652)

Net cash provided by operating activities	82,911	119,306	145,204

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(11,373)	(17,914)	(16,726)
Proceeds from sale of property and equipment	46	83	261
Cash payments for acquisitions, net of cash acquired	(48,467)	(11,897)	(27,686)
Purchase of investments	(9,750)	—	(160)
Proceeds from sale of investments	—	—	9,750
Decrease (increase) in restricted cash	—	(514)	(5,194)

Net cash used in investing activities	(69,544)	(30,242)	(39,755)

FINANCING ACTIVITIES:
Payment of contingent consideration	(4,222)	(11,786)	(2,648)
Payment of deferred purchase consideration	—	(3,500)	—
Proceeds of credit agreement	230,285	—	75,000
Debt issuance costs	(7,004)	—	(1,203)
Repayments of principal on current credit agreement	—	—	(45,000)
Repayments of principal on former credit facility	(1,125)	(134,137)	(100,863)
Proceeds from issuance of ordinary shares	—	64,000	—
Share issuance costs	(4,703)	(8,302)	—
Decrease (increase) in restricted cash	1,333	—	—
Dividends paid	(229,893)	(2,555)	—
Excess tax benefit	—	480	—
Proceeds from exercise of share options	—	379	8,894
Repurchases of share rights and options from employees	—	(1,035)	(5,064)
Repurchase of own shares	—	(3,869)	(43,411)

Net cash used in financing activities	(15,329)	(100,325)	(114,295)

Effect of exchange rate fluctuations on cash and cash equivalents	(444)	2,411	(695)

Change in cash and cash equivalents	(2,406)	(8,850)	(9,541)
Beginning cash and cash equivalents	63,146	60,740	51,890

Ending cash and cash equivalents	$60,740	$51,890	$42,349

Supplemental cash flow disclosures:
Income taxes paid	$(6,746)	$(8,755)	$(16,045)
Interest paid	$(13,479)	$(15,650)	$(3,753)
Supplemental non-cash disclosures:
Issuance of ordinary shares on conversion of Class D preferred shares	$—	$191,954	$—

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

On March 3, 2011, the shareholders of the predecessor AVG Technologies N.V. (“predecessor AVG”) transferred all of their shares in predecessor AVG to AVG Coop. As a result of this transaction, AVG Coop became the sole shareholder of the predecessor AVG. In exchange for the shares in the predecessor AVG transferred to AVG Coop, the members received an interest in AVG Coop equal to the capital contributed. On November 25, 2011, AVG Coop entered into a legal merger with predecessor AVG, predecessor AVG ceased to exist and AVG Coop was converted into a public company with limited liability and changed its name to AVG Technologies N.V. Upon this conversion, the membership rights held by the members of AVG Coop were converted into the same class and number of shares that were previously transferred by the shareholders of predecessor AVG to AVG Coop.

Predecessor AVG, the entity that ceased to exist, was a limited liability company incorporated in the Netherlands on August 16, 2005 under the name Grisoft International B.V.

The accompanying consolidated financial statements include the financial statements of AVG Technologies N.V. and its wholly owned subsidiaries (collectively, the “Company,” or “AVG”).

Business

The Company is primarily engaged in the development and sale of online service solutions and Internet security software branded under the “AVG” name.

Note 2.	Summary of significant accounting policies

Principles of consolidation

The accompanying consolidated financial statements of AVG Technologies N.V. and its subsidiaries are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Subsidiaries are defined as being those companies over which AVG Technologies N.V. has control through a majority of voting rights to exercise control or to obtain the majority of the benefits and be exposed to majority of the risk. Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases. All intercompany accounts and transactions have been eliminated in consolidation.

Investment in equity affiliate

Investments in the common shares of companies, in which the Company believes it exercises significant influence over operating and financial policies, are accounted for using the equity method, reflecting its shares of gain and losses less dividend distribution and impairments.

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

Concentrations of credit risk

A significant portion of the Company’s revenue and net income is derived from international direct sales and sales to resellers and distributors. Fluctuations of the U.S. dollar against other currencies, changes in local regulatory or economic conditions, piracy, or non-performance by resellers or distributors could adversely affect operating results.

The majority of platform-derived revenue from the Company’s dynamic secure search was generated through agreements with search engine companies, including Google and Yahoo!. The Company’s revenue generated from Google accounted for 28% of the Company’s total revenue in 2013 (44% in 2012 and 28% in 2011). The Company’s revenue generated from Yahoo! accounted for 9% of the Company’s total revenue in 2013 (none in 2012 and 6% in 2011). Changes in local regulatory or economic conditions, piracy, or non-performance of Google could adversely affect operating results.

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

Revenue recognition

The Company’s revenue, which is presented net of sales taxes and any other similar assessments, is derived from the following sources: (i) subscription revenue, which principally consists of revenue from term-based software license agreements, bundled with maintenance and support and (ii) platform-derived revenues.

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

The term-based software license agreements include free maintenance and support services (including the right to receive unspecified upgrades/enhancements of the Company’s products on a when-and-if-available basis), for which vendor-specific objective evidence (“VSOE”) of the fair value of undelivered elements does not exist. These arrangements are offered to customers over a specified period of time, and the Company recognizes all revenue from the arrangement ratably over the license term, which coincides with the maintenance and support service period.

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

Platform-derived revenues

Platform-derived revenues are principally generated from search engines. The third parties are obligated to pay the Company a portion of the revenue they earn from search advertisements to end users on its Internet properties. Amounts earned from such third parties are reflected as revenue in the period in which such advertising services are provided.

Other platform-derived revenues are comprised of advertising fees and product fees. Product fees earned through collaborative arrangements with third parties, whereby the Company incorporates content or functionality of the third party into the Company’s product offerings. Fees earned in a period are generally based on the number of active clients with the installed third party content or functionality multiplied by the applicable client fee.

Each contract is evaluated to determine whether the Company is the principal in the arrangement. When the Company concludes that it is the principal, revenues are recognized on a gross basis, otherwise revenues are recognized on a net basis.

Cost of revenue

The cost of revenue related to subscription revenues primarily consists of customer support, costs of electronic downloads, commissions to payment providers, amortization of purchased technology, costs of packaging, license fees for technologies implemented into the Company’s products and costs associated with the Company’s network operating center.

The cost of revenue related to platform-derived revenues primarily consists of fees paid to third parties that distribute the Company’s search solutions and to traffic acquisition costs. Traffic acquisition costs are comprised of payments made to companies that direct consumer traffic to the Company, under agreements of varying duration. The agreements have fixed payments that are expensed ratably over the term the fixed payment covers.

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

Property and equipment

Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives to the residual value of the related assets, generally as follows:

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

The Company usually enters into agreements with the former owners of the acquiree to transfer additional payments or equity interests as part of the exchange for control of the acquiree if specified future events occur or conditions are met. For these arrangements for additional payments or equity interests to the former owners, the Company considers the indicators as described in the Accounting Standard Codification (“ASC”) 805 “Business combinations” to determine whether these payments are part of the purchase price or are future compensation costs.

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

In performing the goodwill impairment tests, the Company assessed relevant qualitative factors to determine whether it is more likely than not that the fair value of its one reporting unit is less than its carrying amount. The qualitative factors AVG considered included, but were not limited to, general economic conditions, outlook for the software industry, the Company’s recent and forecasted financial performance and the fair value of the Company’s shares. After considering such factors, the Company concluded it is not more likely than not that the fair value of its reporting unit is less than its carrying amount and thus did not perform the two-step impairment test.

Intangible assets

In connection with its acquisitions, the Company generally recognizes assets for customer relationships and developed technology, which consists of acquired product rights, technologies and databases. Finite-lived intangible assets are carried at cost less accumulated amortization. Such amortization is provided on a straight-line basis over the estimated useful lives of the respective assets, generally between two and five years. Amortization for developed technology is recognized in cost of revenue. Amortization for customer relationships is recognized in sales and marketing.

The Company recognizes assets for software programs developed, which are to be used solely to meet the Company’s internal needs. The recognized assets are comprised of the costs incurred during the application development stage for these software programs. Amortization is computed on a straight-line basis over the estimated useful lives of the assets, generally between three and five years.

The Company assesses the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Recoverability of certain finite-lived intangible assets is measured by the comparison of the carrying amount of the asset group to which the assets are assigned to the sum of the undiscounted estimated future cash flows the asset group is expected to generate. If the asset is considered to be impaired, such amount is measured as the difference between the carrying amount of the asset and its fair value. Recoverability of developed technology is measured by the comparison of the carrying amount of the asset to the sum of undiscounted estimated future product revenues offset by estimated future costs to dispose of the product. If the asset is considered to be impaired, such amount is measured as the difference between the carrying amount of the asset and its fair value.

Investments

Non-Marketable equity investments

Non-marketable equity investments are measured in accordance with the cost method when the equity method does not apply. The Company records the realized gains or losses on the sale of non-marketable cost method investments in other income (expense), net. Non-marketable equity investments are subject to periodic impairment review and are considered to be impaired when the fair value is below the cost basis. The impairment review is based on the Company’s assessment of the severity and duration of the impairment, and qualitative and quantitative analysis, i.e. the technological feasibility of the investee’s products and technologies.

Debt securities

Debt securities are classified as held-to-maturity and carried at amortized cost as management has the positive intent and ability to hold them until maturity. Dividend and interest income from these securities is included in earnings. Management evaluates debt securities for other-than-temporary impairment in each reporting period and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If the criteria regarding either intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (i) other-than-temporary impairment related to credit loss, which is recognized in earnings and (ii) other-than-temporary impairment related to other factors, which is recognized in other comprehensive income (loss).

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

Cash-settled, share-based compensation awards are recognized as a liability and re-measured at each balance sheet date through the consolidated statement of comprehensive income.

Compensation costs for restricted share units are measured based on the closing fair market value of the Company’s ordinary shares on the date of grant, net of estimated forfeitures.

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

Termination benefits and other termination costs

Contractual termination benefits are payable when employment is terminated due to an event specified in the provisions of a social/labor plan or statutory law. A liability is recognized when it is probable that employees will be entitled to the benefits and the amount can be estimated. One-time termination benefits are payable when the Company offers, for a short period of time, additional benefits to employees electing voluntary termination, including early retirement. A liability is recognized when the Company is committed to make payments and the number of affected employees and the benefits received are known to both parties. Other involuntary termination benefits are payable when employment is terminated due to an event not specified in the provisions of a social/labor plan or statutory law. A liability is recognized when the Company is demonstrably committed to terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal and can reasonably estimate such amount. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

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

Loss contingencies

The Company provides for contingent liabilities when (i) it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is provided for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred.

Debt issuance costs and debt discounts (or premiums)

Debt issuance costs include third party financing arrangement fees and legal fees associated with the Company’s long-term debt. These costs are reported in the balance sheet as deferred charges and are amortized over the life of the related debt using the effective interest method and are included in interest and finance costs.

Debt discounts (or premium) are reported as a direct reduction of (or addition to) the face amount of the debt and are amortized over the life of the related debt using the effective interest method and are included in interest and finance costs.

Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Management Board. The Management Board reviews financial information presented on a consolidated basis for evaluating financial performance and allocating resources. There are no segment managers who are held accountable for operations below the consolidated financial statement level. Accordingly, the Company reports as a single reporting segment.

Earnings per share

In accordance with ASC 260 “Earnings Per Share”, basic earnings per ordinary share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings per ordinary share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive.

The Company applied the two-class method when computing its earnings per share, which required that net income per share for each class of share (ordinary shares and preferred shares) be calculated assuming 100% of the Company’s net income is distributed as dividends to each class of share based on their contractual rights. Since the conversion of Class D preferred shares to ordinary shares on February 7, 2012, the Company has only one class of securities that participate in dividends. Therefore, the two-class method has not been applicable for computing the earnings per share from that date forward.

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

Adopted accounting pronouncements

Disclosures about offsetting assets and liabilities

In December 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance related to ASC Topic 210, Balance Sheet: Disclosures about Offsetting Assets and Liabilities. This Accounting Standards Update (“ASU”) 2011-11 requires new disclosures that enable users of financial statements to understand significant quantitative differences in balance sheets prepared under U.S. GAAP related to the offsetting of financial instruments. In January 2013, the FASB issued ASU 2013-01 related to ASC Topic 210, Balance Sheet: Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The amendments limit the scope of ASU 2011-11 to certain derivative instruments, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending arrangements that are either offset on the balance sheet or subject to an enforceable master netting agreement or similar agreement. Both ASU 2011-11 and ASU 2013-01 are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years. The adoption of these amendments did not have a material impact on the presentation of the Company’s consolidated financial statements and as such no disclosures are required.

Reporting of amounts reclassified out of accumulated other comprehensive income

In February 2013, the FASB issued ASU 2013-02 related to ASC Topic 220, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This guidance sets the presentation requirements related to the reclassifications out of accumulated other comprehensive income. The ASU is effective in fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this amendment did not have a material impact on the presentation of the Company’s consolidated financial statements.

Technical corrections and improvements

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements. This ASU makes certain technical corrections (i.e. relatively minor corrections and clarifications) and conforming fair value amendments to the FASB Accounting Standards Codification. AVG adopted this ASU and did not identify a material impact on the consolidated financial statements.

Note 3.	Acquisitions

2013 Acquisitions

Purchase of the business of Angle Labs

On January 28, 2013, AVG Netherlands B.V. and OpenInstall, Inc. acquired the assets and liabilities of Angle Labs, a mobile application developer based in the United States. The results of operations from the acquired Angle Labs business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for Angle Labs is not material to the Company’s financial results and therefore is not included. AVG incurred acquisition-related transaction costs of $55 which were recorded in general and administrative expenses.

The net assets acquired in the transaction were determined as follows:

Net assets, excluding intangible assets	$50
Intangible assets(1)	3,170
Goodwill	—

Total purchase consideration	$3,220

(1)	Intangible assets included developed technology of $3,170, which is amortized over its estimated useful life of three years.

Components of consideration:
Cash consideration paid	$2,865
Deferred purchase consideration(2)	355

$3,220

(2)	The purchase consideration was deferred for a period of 24 months after the acquisition date and serves as a security for the indemnification obligations of the selling shareholders.

At the time of acquisition AVG also entered into employment agreement with an employee of Angle Labs. The employment agreement included an incentive compensation arrangement for this employee for up to a maximum of $350 of payments contingent upon this employee providing continued service to AVG for twelve months after the acquisition date. Such payments are accounted for as compensation expense in the periods earned. During the year ended December 31, 2013, AVG recorded a compensation expense of $350, which was included in research and development expenses.

Purchase of the business of PrivacyChoice LLC

On May 14, 2013, AVG Netherlands B.V. acquired certain assets and liabilities from PrivacyChoice LLC (“PrivacyChoice”), a technology company based in the United States that has developed and provides privacy-related online services used by consumers and businesses. The results of operations from the acquired business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for PrivacyChoice was not material to AVG’s financial results and was therefore not included. AVG incurred acquisition-related transaction costs of $66 which were recorded in general and administrative expenses.

The net assets acquired in the transaction were determined as follows:

Intangible assets(1)	$3,480
Goodwill(2)	360

Total purchase consideration	$3,840

(1)	Intangible assets included developed technology of $1,380 and a non-compete agreement of $2,100, which are amortized over their estimated useful lives of five and three years respectively.
(2)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of PrivacyChoice technology with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$3,200
Deferred purchase consideration(3)	640

$3,840

(3)	The purchase consideration was deferred for the period of 18 months after the acquisition date and serves as a security for the indemnification obligations of the selling shareholders.

At the time of acquisition AVG also entered into employment agreements with certain employees of PrivacyChoice. The employee agreements included an incentive compensation arrangement for these employees for up to a maximum of $2,560 of payments contingent upon these employees providing continued service to AVG and achieving certain technical milestones within twelve months after the acquisition date. Such payments are accounted for as compensation expense in the periods earned. During the year ended December 31, 2013, AVG recorded a compensation expense of $1,600, which was included in research and development expenses.

Purchase of the business of LPI Level Platforms Inc.

On June 28, 2013, AVG Netherlands B.V. and AVG Technologies Canada Inc. acquired certain assets and liabilities from LPI Level Platforms Inc. (“LPI”), a remote monitoring and management software company based in Canada. The results of operations of the acquired LPI business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for LPI is not material to AVG’s financial results and therefore is not included. AVG incurred acquisition-related transaction costs of $302 which were recorded in general and administrative expenses.

The net assets acquired in the transaction were determined as follows:

Net assets, excluding intangible assets	$1,001
Intangible assets(1)	19,310
Goodwill(2)	3,513
Deferred tax liability	(406)

Total purchase consideration	$23,418

(1)	Intangible assets included developed technology of $8,560 and customer relationships of $10,750, which are amortized over their estimated useful lives of five years.
(2)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of LPI’s technology with the Company’s existing solutions and LPI’s workforce.

Components of consideration:
Cash consideration paid	$20,130
Deferred purchase consideration(3)	3,288

$23,418

(3)	The purchase consideration was deferred for the period of 18 months after the acquisition date and serves as a security for the indemnification obligations of the selling shareholders.

Purchase of the business of ASR Technologies AB

On September 2, 2013, AVG Netherlands B.V. acquired certain assets from Swedish company ASR Technologies AB, Alma Orucevic-Alagic and Amir Alagic (collectively “ASR”). The results of operations of the acquired ASR business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for ASR is not material to AVG’s financial results and therefore is not included. AVG incurred acquisition-related transaction costs of $45 which were recorded in general and administrative expenses.

The net assets acquired in the transaction were provisionally determined as follows:

Intangible assets(1)	$2,341
Goodwill	—

Total purchase consideration	$2,341

(1)	Intangible assets included developed technology of $2,341 amortized over its estimated useful life of three years.

Components of consideration:
Cash consideration paid	$1,491
Deferred purchase consideration(2)	850

$2,341

(2)	The purchase consideration was deferred for the period of 24 months after the acquisition date and serves as a partial remedy for the indemnification obligations.

At the time of acquisition AVG also engaged ASR to complete certain technical milestones. The acquisition agreement included an incentive compensation arrangement for ASR for up to a maximum of $459 of payments contingent upon achieving these technical milestones within nine months after the acquisition date. Such payments are accounted for as compensation expense in the periods earned. During the year ended December 31, 2013, AVG recorded an incentive compensation expense of $204, which was included in research and development expenses.

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

At the time of acquisition the Company also entered into employment agreements with certain employee shareholders of OpenInstall, which include an incentive compensation arrangement for up to a maximum of $22.5 million of payments contingent upon achieving certain profit targets over three years and a retention compensation of $2.5 million in cash over two years. Such payments are accounted for as compensation expense in the periods earned. During the financial year 2013, the Company recorded a total compensation expense of $685, as compared with $2,870 in 2012, which was included in research and development expenses.

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

The net assets acquired in the transaction were determined as follows:

Intangible assets(1)	$600
Goodwill	—

Total purchase consideration	$600

(1)	Intangible assets included developed technology of $600, which is amortized over its estimated useful life of 5 years.

Components of consideration:
Cash consideration paid	$500
Cash consideration expected to be paid in earn-out payment(2)	100

$600

(2)	The earn-out payment was contingent upon achievement of certain milestones on or before October 1, 2012 and the fulfillment of some contractual conditions. During financial year 2013, the Company paid earn out payments classified as contingent consideration of $50. In addition, the Company revised its estimate regarding the expected earn out payment, which resulted in a release of $50 to general and administrative expenses.

Purchase of Avalanche

On October 1, 2012, AVG Technologies AU Pty Ltd and AVG Ecommerce CY Ltd entered into an asset purchase agreement to acquire certain assets and liabilities and the on-going distribution activities of AVG products in the Australian and Pacific region from AVG (AU/NZ) PTY LTD, Avalanche Technology Group Pty Ltd and Coreen Investments Pty Ltd (collectively “Avalanche”). The results of operations from the acquired Avalanche business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for Avalanche was not material to the Company’s financial results and was therefore not included. The Company incurred acquisition-related transaction costs of $313, which were recorded in general and administrative expenses.

The net assets acquired in the transaction, and the goodwill arising from it, were determined as follows:

Net assets(1)	$672
Intangible assets(2)	3,974
Goodwill(3)	5,647

Total purchase consideration	$10,293

(1)	Net assets included property and equipment of $162, deferred tax assets of $644 and net working capital and other liabilities of $(134).
(2)	Intangible assets included customer lists of $3,797, software of $21 and other intangible assets of $156, which are amortized over their estimated useful lives of 5, 3 and 2 years respectively.
(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Avalanche distribution network.

Components of consideration:
Cash consideration paid	$7,450
Cash consideration expected to be paid in earn-out payment(4)	2,843

$10,293

(4)	If certain performance milestones have been met the Company is required to pay a performance earn-out with respect to the years ended on June 30, 2013 and June 30, 2014. The earn-out payments are capped at $2,250 a year. The estimated fair value at acquisition date of the performance earn-out was $2,843. During financial year 2013, the Company paid earn-out payments classified as contingent consideration of $2,250. In addition, the Company revised its estimate regarding the expected earn-out payment 2013 to the capped amount. This resulted in an additional charge of $532 in the year ended December 31, 2013.

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

The net assets acquired in the transaction, and the goodwill, were determined as follows:

Net liabilities(1)	$(297)
Intangible assets(2)	1,104
Goodwill(3)	4,782

Total purchase consideration	$5,589

(1)	Net liabilities included deferred tax liability of $276 and net working capital and other liabilities of $21. The cash acquired in the transaction totaled $525.
(2)	Intangible assets included developed technology of $1,104, which is amortized over its estimated useful life of 4 years.
(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Droid software with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$4,400
Cash consideration expected to be paid in earn out payments(4)	1,189

$5,589

(4)	Earn out payments are capped at $5,300 and are primarily based on the number of users of Droid software in the period from acquisition to December 31, 2013. A portion of earn out payments with a fair value of $1,189 was classified as contingent consideration, with the remaining portion classified as compensation expense. During financial years 2011, 2012 and 2013, the Company paid in earn out payments classified as contingent consideration $738, $546 and $348, respectively. In addition the Company recorded compensation expense of $1,142, $2,461 and $2,050, respectively. The increase in 2012 compared to 2011 was a consequence of reassessed expected number of users, which resulted in the recognition of an additional compensation expense of $2,080 in 2012.

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

The net assets acquired in the transaction, and the goodwill, were determined as follows:

Net liabilities(1)	$(1,262)
Intangible assets(2)	3,634
Goodwill(3)	3,300

Total purchase consideration	$5,672

(1)	Net liabilities included a deferred tax liability of $808 and net working capital and other liabilities of $454. The cash acquired in the transaction amounted to $600.
(2)	Intangible assets included developed technology of $2,824, customer relationships of $539 and trade-names, which were classified as indefinite-lived intangibles, of $271. Developed technology and customer relationships are amortized over their estimated useful lives of 5 years and 3 years, respectively.
(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of iMedix software with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$3,761
Deferred purchase consideration(4)	1,911

$5,672

(4)	The purchase consideration was deferred for the period of 12 months after the acquisition date and served as a security for the indemnification obligations of the selling shareholders. During financial year 2012, the Company paid $1,900 of deferred purchase consideration.

At the time of acquisition the Company also entered into employment agreements with certain employees of iMedix, which included an incentive and retention compensation arrangement. These employees are entitled to a special bonus based on certain percentage of revenues achieved over three years. Such payments are accounted for as compensation expense in the periods earned. During the financial years 2011, 2012 and 2013, the Company recorded compensation expenses of $1,697, $2,697 and $1,822, respectively, which were included in research and development expenses.

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

The net assets acquired in the transaction, and the goodwill arising at acquisition, were determined as follows:

	Carrying value	Fair value adjustments	Fair value
Assets acquired:
Cash and cash equivalents(1)	$2,567	$—	$2,567
Trade accounts receivable, net	829	—	829
Inventories	74	—	74
Prepaid expenses and other current assets	826	644	1,470
Property and equipment, net	815	—	815
Intangible assets(2)	28	17,062	17,090
Goodwill(3)	—	29,195	29,195

Total assets acquired	5,139	46,901	52,040
Liabilities assumed:
Accounts payable	658	—	658
Accrued and other liabilities	1,854	—	1,854
Deferred revenues	14,941	(13,784)	1,157
Deferred taxes	—	3,351	3,351

Total liabilities assumed	17,453	(10,433)	7,020

Net assets acquired	$(12,314)	$57,334	$45,020

Components of consideration:
Cash consideration paid(4)			$34,430
Cash consideration expected to be paid in earn out payments(4)			10,590

			$45,020

(1)	Included in cash consideration paid was €5 million ($7.1 million) paid by AVG Technologies CY (a wholly owned subsidiary of AVG Technologies N.V.) in exchange for the internally developed intellectual property of TuneUp, which was received by TuneUp on August 17, 2011, prior to the closing of the acquisition. This has been adjusted from the cash and cash equivalents at acquisition of TuneUp along with a dividend payment of €3.5 million ($5.0 million) paid to the founders of TuneUp which was paid using the funds received from AVG Technologies CY immediately prior to acquisition.
(2)	Intangible assets included developed technology of $6,252, customer relationships of $1,378, brand and domain names of $9,432 and other intangibles of $28. Developed technology, customer relationships, brand and domain names and other intangibles are amortized over their estimated useful lives of 4 years, 5 years, 8 years and 4 years, respectively.
(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of TuneUp software with the Company’s existing solutions.
(4)	Contingent cash consideration up to €10.0 million ($14.4 million), which, on the date of acquisition, was estimated to have a fair value by the Company at €7.4 million ($10.6 million), was contingent based on the EBITDA value achieved and revenues generated from sales of TuneUp during financial year 2011. A payment of €7.5 million ($9.2 million) was made during the financial year 2012 and a payment of €1.1 million ($1.4 million) in the financial year 2013.

As part of the acquisition and apart from the contingent cash consideration above, the former owners of TuneUp were due to receive shares of AVG with a total value of €11.5 million or $16.5 million subject to their continued employment with the Company and other vesting conditions. The Company has been recognizing these share-based compensation expenses over a four-year vesting period. On December 20, 2012, the Company entered into a modification of this agreement as further described in Note 22.

Pro forma effect of TuneUp acquisition

The following unaudited pro forma financial information presents the Company’s combined results with TuneUp as if the acquisition had occurred at the beginning of 2011.

Year Ended December 31,
2011
Pro forma net revenue	$281,506
Pro forma net income	$98,277

The amounts of net revenue and net loss of TuneUp included in the Company’s consolidated statement of comprehensive income from the acquisition date to December 31, 2011 were $1,234 and $5,027, respectively.

The above unaudited pro forma financial information includes an adjustment for amortization of identifiable intangible assets that were acquired of $1.8 million, an adjustment for incremental share-based compensation expense resulting from issuance of AVG shares to the sellers of TuneUp of $1.2 million, and an adjustment to eliminate the acquisition related costs incurred of $2.7 million in the historic statements of comprehensive income, in each case for financial year 2011. The related tax effect of the adjustments was included in the preparation of the above unaudited pro forma financial information. No effect has been given to cost reductions or synergies in this presentation. In management’s opinion, the unaudited pro forma combined net revenue and net income are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2011, nor are they indicative of future results of the combined companies.

Purchase of AVG Distribution Switzerland AG

On October 31, 2011, AVG Technologies Holdings B.V. purchased 100% of the shares of AVG Distribution Switzerland AG (“AVG DACH”), a Switzerland-based distributor of AVG products in Germany, Austria and Switzerland for €3.9 million ($5.4 million) and settled its pre-existing agency and distribution agreements with AVG DACH for €2.6 million ($3.7 million), in cash. The results of operations of AVG DACH were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for AVG DACH was not material to the Company’s financial results and was therefore not included . For financial year 2011, the Company incurred acquisition-related transaction costs of $70, which were recorded in general and administrative expenses.

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

The net assets acquired in the transaction, and the goodwill arising from it, were determined as follows:

Net liabilities(1)	$584
Intangible assets(2)	4,510
Goodwill(3)	1,445

Total purchase consideration	$6,539

(1)	Net assets included deferred revenue liability of $832, deferred tax assets of $1,166 and net working capital and other assets of $250.
(2)	Intangible assets included developed technology of $4,000, customer relationships of $490 and brand and domain names of $20, which are amortized over their estimated useful lives of 5 years, 5 years and 8 years, respectively.
(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Bsecure technology with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$4,799
Cash consideration expected to be paid in earn out payments(4)	$1,740

$6,539

(4)	The earn out payments with a fair value of $1,740 are dependent upon achievement of certain milestones and were classified as contingent consideration. A payment of $2,000 was made during the financial year 2012.

Note 4.	Cash and cash equivalents and restricted cash

As of December 31, 2012 and 2013, cash amounting to $46,088 and $30,482, respectively has been pledged as collateral to secure the long term debt (Note 12).

Cash restrictions as to withdrawal or usage related to the restricted cash as of December 31, 2013 were due to office lease agreements and credit cards, as well as amounts placed in escrow in compliance with certain asset purchase agreements.

Note 5.	Trade accounts receivable

The Company sells software and licenses through direct sales to customers and indirect sales with partners, distributors and resellers. In addition, the Company generates platform-derived revenues from third party Internet search engines. The trade accounts receivable primarily include receivables from the resellers and payment gateway providers as well as the receivables from the Internet search engines.

As of December 31, 2012 and 2013, the accounts receivable pledged as collateral to the long term debt totaled $30,633 and nil, respectively (Note 12).

The allowance for doubtful accounts was comprised of the following activity:

	Year Ended December 31,
	2011	2012	2013
Balance at beginning of period	$976	$1,734	$1,812
Charged to operating expenses	884	216	356
Amount written-off or used	(126)	(138)	(476)

Balance at end of period	$1,734	$1,812	$1,692

The reserve for software returns was comprised of the following activity:

	Year Ended December 31,
	2011	2012	2013
Balance at beginning of period	$715	$1,228	$2,067
Charged against revenue	2,107	2,990	1,313
Amount written-off or used	(1,594)	(2,151)	(2,198)

Balance at end of period	$1,228	$2,067	$1,182

Note 6.	Property and equipment

The following table summarizes property and equipment by categories for the periods presented:

	Year Ended December 31,
	2012	2013
Computer equipment	$23,015	$28,646
Office furniture and equipment	4,261	4,458
Vehicles	3,428	2,631
Leasehold improvements	3,344	4,994

Total property and equipment	34,048	40,729
Less: accumulated depreciation	(19,454)	(25,435)

Total property and equipment, net	$14,594	$15,294

Depreciation expense, including impairments, was $5,348, $7,619 and $8,083 in financial years 2011, 2012 and 2013, respectively.

During the financial year 2012, the Company recorded an impairment loss on furniture and equipment, leasehold improvements and computer equipment, for a total amount of $1,285 as a result of the Company’s intention to wind down its subsidiaries in Germany, China and Hong Kong as a consequence of a restructuring (Note 18).

During the financial year ended December 31, 2013, the Company received a government grant, related to certain capital expenditures. The grant is subject to specific conditions, which the Company believes it will fulfill and as such the grant, equivalent to $1,578, is recorded as a deduction on property and equipment.

As of December 31, 2012 and 2013, property and equipment with a carrying value of $1,777 and $7,828 respectively, have been pledged as collateral to secure the long term debt (Note 12).

Note 7.	Intangible assets

The following tables summarize intangible assets by categories for the periods presented:

	December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life
Customer relationships	$15,600	$(6,304)	9,296	4.0 years
Developed technology	25,821	(12,133)	13,688	4.0 years
Software	18,208	(7,737)	10,471	5.0 years
Brand and domain names and other intangibles	9,867	(2,418)	7,449	6.5 years
Indefinite-lived trade names and other intangibles	303	—	303	Indefinite

Total	$69,799	$(28,592)	41,207

	December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life
Customer relationships	$26,204	$(9,971)	$16,233	4.2 years
Developed technology	42,878	(19,443)	23,435	4.7 years
Software	23,687	(11,748)	11,939	4.5 years
Brand and domain names and other intangibles	11,046	(3,379)	7,667	5.3 years
Indefinite-lived trade names and other intangibles	303	—	303	Indefinite

Total	$104,118	$(44,541)	$59,577

The major additions, other than acquisitions through business combination, related to a new customer platform.

Amortization expense was $ 6,501, $11,250 and $16,814 in the year ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2012 and 2013, intangible assets with a carrying value of $17,928 and $23,195 respectively, have been pledged as collateral to the long term debt (Note 12).

Total future amortization expense for intangible assets that have definite lives, based upon the Company’s existing intangible assets and their current estimated useful lives as of December 31, 2013, is estimated as follows:

2014	$19,961
2015	15,832
2016	11,385
2017	7,578
2018	3,814
Thereafter	704

Total	$59,274

During the financial year 2012, the Company recorded an impairment loss on software of $71 as a result of a restructuring.

Note 8.	Goodwill

The changes in the carrying amount of goodwill were as follows:

	Year Ended December 31,
	2012	2013
Net balance as of January 1	$71,367	$81,276
Acquired through acquisitions(1)	9,206	3,873
Adjustments	—	—
Effects of foreign currency rate changes	703	(306)

Net balance as of December 31	$81,276	$84,843

(1)	See Note 3 for acquisitions completed in financial years 2012 and 2013.

As of December 31, 2012, goodwill totalling $37,357 was pledged as collateral to secure the long term debt (Note 12). As of December 31, 2013, no goodwill has been pledged.

There were no accumulated goodwill impairment losses as of December 31, 2012 and 2013.

Note 9.	Investment in equity affiliate

On October 26, 2010, the Company acquired a 34.35% interest in Zbang It Ltd. (“Zbang”), an Israeli-based private company, for $800 in cash. Zbang is a developer of an integrated online communication application.

The Company accounted for its investment in Zbang under the equity method of accounting. At December 31, 2012, Zbang owed the Company $1,177, including accrued interest of $52, under an unsecured loan agreement. In December 2012, the Company commenced negotiation to purchase Zbang’s technology and hire its developers and sell its minority share in Zbang. On March 28, 2013, the Company purchased the technology for $1,420 and sold its minority share in Zbang for one U.S. dollar. The purchase consideration payable was off-set with the outstanding loan.

The changes in investment in equity affiliate were as follows:

	Year Ended December 31,
	2012	2013
Net balance as of January 1	$511	$—
Result from investment in equity affiliate	(511)	—

Net balance as of December 31	$—	$—

The Company had an option to purchase the remaining 65.65% ownership interest in Zbang at specified dates for consideration as determined pursuant to the terms specified in an option agreement entered into with Zbang. The period to exercise this option began on April 1, 2011 and expired on March 31, 2013. The Company determined the value of the option using a binomial option-pricing model. The value of the option was not considered material to the financial statements as of December 31, 2012.

Note 10.	Investments

Scene, LLC

On November 25, 2011, AVG consummated a unit purchase agreement with Scene, LLC (“Scene”), a U.S.-based provider of broadband speed testing and web-based network diagnostic applications, pursuant to which AVG acquired a 15% interest in Scene for a cash consideration of $9,750 paid at closing. In addition, on

November 25, 2011, AVG entered into a put and call agreement with Scene. AVG decided not to exercise the put option. During a three-month period beginning on March 1, 2013, Scene had the option to purchase AVG’s interest (call option) at a fixed price of $9,750 plus the amount of tax distributions owed to AVG. Additional amounts would be owed to AVG if Scene undertook a change in control transaction during the one year period following the delivery of the call notice. Scene exercised its call option and on May 31, 2013, Scene repurchased AVG’s interest at $9,750 and AVG derecognized the investment in Scene in the same amount.

Further, on November 25, 2011, the Company entered into a strategic cooperation agreement with Scene to market and promote their respective products and paid a $2,000 fee for marketing and promotional services. This agreement ended December 31, 2012.

The Company accounted for its investment in Scene as a debt security as the risks and rewards associated with the investment were retained by Scene because of impact of the put and call options. During the financial years 2011, 2012 and 2013, AVG received distributions of nil, $339 and $225, respectively, which were recorded as dividend income in other income (expense).

Wireless Interaction & NFC Accelerator 2013 B.V.

In 2013, the Company acquired a 10% share in Wireless Interactions & NFC Accelerator 2013 B.V. for cash consideration of $160. The Company accounts for this investment under the cost-method.

Note 11.	Related party transactions

Czech Value Participations I Inc.

On December 2, 2011, AVG entered into a consultancy agreement with Czech Value Participations I Inc. (“CVP1”), effective as of February 1, 2011, under which Robert Cohen, a contractor to CVP1, managing partner of Benson Oak Capital and former observer of the Company’s Supervisory Board, advised the Company with respect to corporate development, including mergers and acquisitions policy and activities. Mr. Cohen has certain powers to direct Orangefield Trust B.V., the managing director of Grisoft Holdings B.V., a major shareholder of the Company, on how to vote the shares in AVG held of record by Grisoft Holdings B.V. Under this agreement, which was terminated in June 2012, the Company paid CVP1 approximately $19 per month plus a service success fee. The total fee, including the service success fee, for services rendered in 2011, 2012 and 2013 was $539, $241 and nil, respectively, and was recorded in general and administrative expenses. At December 31, 2012 and 2013, the Company did not owe a fee to CVP1.

Zbang

The Company had related party transactions with Zbang involving the purchase of Zbang’s technology and the termination of the financing arrangement described in Note 9.

Note 12.	Debt

Credit agreement

On April 25, 2013, the Company entered into a new credit agreement with HSBC Bank plc, as mandated lead arranger and agent (the “credit agreement”). The credit agreement comprises a term loan facility of $25,000 (“Facility A”) and a $50,000 revolving credit facility (“Facility B”) together with an accordion that permits an increase in Facility B up to $50,000 with the agreement of the lender(s). Facility A and Facility B were fully drawn and used to refinance existing facilities and thereafter they are planned to be used for general corporate purposes.

Facility A was repaid in six equal monthly installments, with the first repayment on the date falling one month after the date of the credit agreement and the final repayment on the final maturity date, which was in six months from the date of the credit agreement. Facility A bore interest at a LIBOR rate plus a margin of 2.5% and if applicable, a mandated lead arranger rate and was payable monthly in arrears.

Facility B has a final maturity date in three years and bears interest at a LIBOR rate plus a margin of 2.5% subject to specified consolidated financial ratios, and if applicable, a mandated lead arranger rate, and is payable in arrears. The standard interest periods agreed are one, two, three and six months or any other period agreed to by the lender(s).

The credit agreement contains financial covenants measured at the end of each quarter, including a covenant to maintain a specified consolidated leverage ratio and interest coverage ratio. As of December 31, 2013, the Company was in compliance with all required covenants.

Collateral to the credit agreement is certain property and equipment, intangible assets (IP rights), cash and cash equivalents, equity rights in certain subsidiaries and certain intercompany receivables of the Company with covenants obliging AVG to also pledge new assets according to the criteria set. Certain property and equipment with a carrying value of $7,828 (Note 6), intangible assets with a carrying value of $23,195 (Note 7), as well as cash and cash equivalents amounting to $30,482 (Note 4), have been pledged as collateral to the credit agreement as of December 31, 2013.

In connection with entering into the credit agreement, AVG paid fees of $1,203. These fees are presented as deferred charges and are being amortized to interest expense over the remaining term of the credit agreement using the effective interest rate method.

During the year ended December 31, 2013, the Company repaid $25,000 on Facility A and $20,000 on Facility B. As of December 31, 2013, the mandatory principal payments under the credit agreement were as follows:

2014	$—
2015	—
2016	30,000

Total	$30,000

At December 31, 2013, committed undrawn amounts available under the credit agreement were $20,000.

Credit facility, March 15, 2011

On March 15, 2011, the Company entered into a credit agreement with a group of financial institutions (the “Credit Facility”). The credit facility provided a $235 million loan that was unconditionally and irrevocably guaranteed, jointly and severally, by certain AVG Technologies N.V. subsidiaries and further collateral was given by certain tangible and intangible assets of the Company and its subsidiaries with covenants obliging the Company to pledge new assets over a certain threshold. The credit facility bore interest at an adjusted LIBOR rate plus 6.0% with a LIBOR floor of 1.5%. Interest on the loan was payable in arrears.

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

In connection with certain amendments made to the credit facility, AVG paid fees to the lenders of $423 in 2011. These fees were amortized as an adjustment of interest expense over the remaining term of the credit facility using the interest method.

As of December 31, 2012, the outstanding principal and unamortized deferred financing costs amounted to $100,863 and $3,632, respectively.

On April 25, 2013, the Company fully repaid the outstanding balance and terminated the credit facility. The related unamortized deferred finance cost of $2,643 was expensed.

Revolving credit facility, May 5, 2008

On February 2, 2011, the Company fully repaid the outstanding balance of $1,125 and terminated this revolving credit facility.

Note 13.	Derivative Instruments

The fair value of foreign currency contracts outstanding is presented below:

	December 31, 2012		December 31, 2013
	Notional U.S. dollar equivalent	Fair Value	Notional U.S. dollar equivalent	Fair Value
Assets-
Foreign currency contracts	$17,000	$40	$20,510	$154

Liabilities-
Foreign currency contracts	$—	$—	$1,448	$10

During 2011, 2012 and 2013, the Company recorded net losses on foreign currency contracts of $522, $102 and $39, respectively.

Note 14.	Fair Value Measurements

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

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts(1)	$—	$40	$—	$40

Total assets measured at fair value	$—	$40	$—	$40

Liabilities:
Contingent purchase consideration liabilities(2)	$—	$—	$3,395	$3,395

Total liabilities measured at fair value	$—	$—	$3,395	$3,395

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts(1)	$—	$154	$—	$154

Total assets measured at fair value	$—	$154	$—	$154

Liabilities:
Foreign currency contracts(1)	$—	$10	$—	$10
Contingent purchase consideration liabilities(2)	$—	$—	$1,984	$1,984

Total liabilities measured at fair value	$—	$10	$1,984	$1,994

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.
(2)	The fair values of the contingent purchase consideration liabilities are determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 financial liabilities:

	Year Ended December 31,
	2011	2012	2013
Fair value—beginning of period	$3,159	$12,835	$3,395
Additions due to acquisitions	13,519	2,943	—
Change in fair value of Level 3 liabilities(3)	425	(130)	1,237
Effects of foreign currency exchange	(1,101)	(467)	—
Payments of contingent consideration	(3,167)	(11,786)	(2,648)

Fair value—end of period	$12,835	$3,395	$1,984

(3)	The changes in fair value of the contingent and deferred purchase consideration liabilities were due to the passage of time and changes in the probability of achievement used to develop the estimate.

Assets and liabilities measured and recorded at fair value on a non-recurring basis

As a result of a restructuring in 2012, AVG concluded that the fair value of the software and property and equipment held by subsidiaries located in Germany, Hong Kong and China was nil and recorded an asset impairment of $1,286 as of December 31, 2012, since the future estimated cash flow on assets was nil. The fair value amounts were derived using the income approach, which required Level 3 inputs such as estimated future cash flows.

Assets and liabilities for which fair value is only disclosed

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.

The carrying amount of long-term debt as of December 31, 2013 of $30,000 approximates its fair value. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) AVG’s creditworthiness or that of AVG’s counterparties (adjusted for collateral related to the asset positions). Based on the Company’s calculations, AVG expects that the value will change in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt was fair valued at par and was classified as Level 3.

The fair value of long-term debt as of December 31, 2012, was $100,611 as compared to its carrying amount of $97,231. The fair value of the long-term debt was estimated through Level 2 of the fair value hierarchy (average quoted price in the over-the counter-market).

The fair value of AVG’s investment in Scene as of December 31, 2012, was estimated at $9,750. AVG classified its investment in Scene as Level 3, as unobservable inputs that were significant to the fair value measurement used in the valuation of the investment. The valuation reflected variables such as Scene’s then capital structure and the terms of the investment including put and call options.

Note 15.	Consolidated Balance Sheet Detail

Other current assets

Other current assets consist of the following:

	Year Ended December 31,
	2012	2013
Loan provided to equity affiliate	$1,177	$—
Income tax receivable	2,367	728
VAT receivable	950	1,755
Withholding tax receivable	1,490	347
Foreign currency contracts	40	154
Contingent asset	—	1,000
Advances for share repurchases	—	699
Other receivables	660	733

Total other current assets	$6,684	$5,416

Other non-current assets

Other non-current assets consist of the following:

	Year Ended December 31,
	2012	2013
Restricted cash (non-current portion)	$—	$1,054
Prepayments	731	557
Unamortized deferred financing costs	—	612
Deposits (office lease)	208	284

Total other non-current assets	$939	$2,507

Accrued compensation and benefits

Accrued compensation and benefits consist of the following:

	Year Ended December 31,
	2012	2013
Salary and related benefits	$5,724	$6,544
Accrued vacation	2,292	2,777
Accrued incentive payments	11,036	7,699
Severance accrual	2,523	1,225

Total accrued compensation and benefits	$21,575	$18,245

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	Year Ended December 31,
	2012	2013
Accrued legal and professional fees	$6,825	$6,935
Accrued marketing	3,405	3,516
Accrued rent and service costs	2,031	918
Accrued sale commissions, rebates and discounts	2,517	3,704
Other accrued expenses	8,594	9,738
Cash settlement payable to the former owners of TuneUp	3,374	1,486
Deferred purchase consideration	—	3,288
Contingent purchase consideration	2,041	1,984

Total accrued expenses and other current liabilities	$28,787	$31,569

Other non-current liabilities

Other non-current liabilities consist of the following:

	Year Ended December 31,
	2012	2013
Deferred rent	$1,746	$1,878
Deferred purchase consideration	—	1,840
Contingent purchase consideration	1,354	—
Cash settlement payable to the former owners of TuneUp (Note 22)	883	—
Other	113	357

Total other non-current liabilities	$4,096	$4,075

Note 16.	Advertising Costs

Advertising costs include electronic and print advertising, trade shows, collateral production and all forms of direct marketing. Advertising costs included in sales and marketing expense for financial years 2011, 2012 and 2013 were $33,486, $35,822 and $34,550 respectively.

Note 17.	Other Income (Expense), Net

	Year Ended December 31,
	2011	2012	2013
Interest income	$69	$132	$90
Interest on long-term debt	$(14,310)	$(15,017)	$(3,605)
Amortization of financing costs and loan discount	(2,108)	(5,928)	(4,127)
Bank charges and other finance costs	(163)	(222)	(222)

Interest and finance costs	$(16,581)	$(21,167)	$(7,954)
Foreign currency exchange transaction gains (losses), net	$(73)	$(2,142)	$296
Foreign currency contract gains (losses), net	(522)	(102)	(39)
Dividend income	—	339	225
Other	3	1	3

Other, net	$(592)	$(1,904)	$485

Total other income (expense), net	$(17,104)	$(22,939)	$(7,379)

Note 18.	Restructuring

Restructuring charges consist of costs associated with the 2012/13 restructuring and the 2013/14 restructuring. These charges include employee severance pay and related costs, facility restructuring costs, contract termination and other non-cash charges associated with the exit of facilities, as well as reversals of restructuring charges arising from changes in estimates.

For the years ended December 31, 2012, and 2013, restructuring charges were comprised of the following:

	Year Ended December 31,
	2012	2013
	2012/13 restruc- turing	2012/13 restruc- turing	2013/14 restruc- turing	Total
Employee severance pay and related costs	$2,885	$1,007	$1,894	$2,901
Non-cancelable lease, contract termination, and other charges	975	652	—	652
Other non-cash charges	1,286	—	526	526

Total restructuring charges	$5,146	$1,659	$2,420	$4,079

2013/14 Restructuring

During the financial year 2013, the Company made a decision to mitigate risks connected with third party search distribution activities following Google’s guideline changes earlier in 2013. This decision involves a controlled exit from third party search distribution activities and a realignment of the Company’s resources towards mobile and industry partnerships. As part of this restructuring, the Company initiated a further rationalization of its global operations, involving a transfer of business activities to different locations and targeted headcount reductions.

Restructuring related costs in 2013 totaled $2,420, of which $101 was included in the cost of revenue, $1,079 in sales and marketing, $729 in research and development and $511 in general and administrative. Future restructuring charges relating to the 2013/14 restructuring are estimated at $1,517, of which $39 relates to severance pay and $1,478 relates to non-cash charges.

The following table summarizes the restructuring accruals in the rationalization of operations related liabilities:

Severance and other benefits
Balance at January 1, 2013	$—
Costs incurred and charged to expense	1,894
Costs paid or otherwise settled	(669)

Balance at December 31, 2013	$1,225

Cumulative costs incurred to date	$1,894

2012/13 Restructuring

During the financial year 2012, the Company initiated a rationalization of the Company’s global operations, involving a wind down of its subsidiaries in Germany, China and Hong Kong, while their business activities were absorbed by other AVG entities. The Company completed the rationalization of operations during the second quarter of financial year 2013.

Restructuring related costs in 2012 and 2013 totaled $5,146 and $1,659, respectively, of which, $57 and $(7) were included in the cost of revenue, $1,494 and $658 in sales and marketing, $1,222 and $167 in research and development and $2,373 and $841 in general and administrative. Future restructuring charges relating to the 2012/13 restructuring are estimated to be immaterial.

The following table summarizes the restructuring accruals in the rationalization of operations related liabilities:

	Severance and other benefits	Closure and other contractual liabilities	Total
Balance at January 1, 2012	$—	$—	$—
Costs incurred and charged to expense	2,885	975	3,860
Costs paid or otherwise settled	(411)	—	(411)
Effects of foreign currency exchange	49	18	67

Balance at December 31, 2012	$2,523	$993	$3,516
Costs incurred and charged to expense	1,029	150	1,179
Unwinding	—	122	122
Costs paid or otherwise settled	(3,534)	(532)	(4,066)
Changes in estimates	(22)	380	358
Effects of foreign currency exchange	4	33	37

Balance at December 31, 2013	$—	$1,146	$1,146

Cumulative costs incurred to date	$3,892	$1,627	$5,519

Note 19.	Commitments and Contingencies

Lease commitments

The Company leases its facilities and certain equipment under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term. Rent expense was $4,382, $6,561 and $7,615 in financial years 2011, 2012, and 2013, respectively.

The following is a schedule by years of minimum future rentals on non-cancelable operating leases as of December 31, 2013:

	Lease	Sublease income	Net lease
2014	$6,679	$(656)	$6,023
2015	5,014	(770)	4,244
2016	2,999	(614)	2,385
2017	1,616	(408)	1,208
2018	949	(228)	721
Thereafter	3,177	(684)	2,493

Total minimum future lease payments	$20,434	$(3,360)	$17,074

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by years of purchase obligations as of December 31, 2013:

2014	$1,402
2015	1,161
2016	5
2017	1
2018	—

Total minimum future purchase obligations	$2,569

Other commitments

In connection with AVG’s business combinations, AVG has agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with AVG of certain employees of the acquired entities. AVG recorded such expense of $4,619, $8,138 and $6,316 during the year ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, AVG estimated that future compensation expense of up to $2,336 may be recognized as expense pursuant to these business combination agreements.

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

Certain employees of the Company have signed non-competition agreements pursuant to which the employee is obligated to abstain from any competitive activity within the scope of the Company’s business for up to 24 months following termination of the employment relationship. Dependent upon the possibility of waiver of such non-compete restrictions available to the Company, unless such waiver would only lift the non-compete restriction but not the obligation to pay, during such period the Company is obligated to pay the employee a certain percentage of her or his salary. In 2013, the Company paid $805 under these agreements and payments made under these agreements in financial years 2011 and 2012 were not material to the Company’s consolidated financial statements.

Litigation contingencies

On May 22, 2012, AVG received notification of a class action litigation relating to the design, sale and marketing of its AVG PC TuneUp software. This notification was amended on September 5, 2012 adding the Australia based provider as a defendant. On August 14, 2013 the parties agreed to a settlement in principle and as a consequence AVG estimated and recorded a liability of $2,600. In relation to this settlement, AVG also estimated and recorded a receivable of $1,000 from the Australia based provider. On January 14, 2014, AVG transferred $1,500 to an escrow account with the court appointed administrator, while on the same day the Australia based provider transferred $1,000 to the same account.

In addition, AVG is involved in other legal proceedings, disputes and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, disputes and claims individually, or in the aggregate, is not expected to have a material adverse effect on AVG’s financial condition or results of operations.

Note 20.	Geographic and major customer information

The Company operates in one reportable segment. Revenues are attributed to countries based on the location of the Company’s channel partners as well as end-users of AVG.

The following table represents revenue attributed to countries based on the location of the end-users:

	Year Ended December 31,
	2011	2012	2013
Revenue:
United States	$147,521	$179,893	$202,012
United Kingdom	44,831	56,012	56,220
Other countries(1)	80,040	120,061	148,881

	$272,392	$355,966	$407,113

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net, by country.

	December 31,
	2012	2013
Long-lived assets:
Czech Republic	$10,980	$10,520
United States	2,344	2,405
Other countries(1)	1,270	2,369

	$14,594	$15,294

(1)	No individual country represented more than 10% of the respective totals.

Major customers

Revenues in financial years 2011, 2012 and 2013 derived from major customers were as follows (in percentages of total revenue):

	December 31,
	2011	2012	2013
Yahoo!	6%	—	9%
Google	28%	44%	28%

Accounts receivable balances with major customers were as follows (in percentage of total accounts receivable):

	December 31,
	2012	2013
Yahoo!	—	18%
Google	36%	19%

Note 21.	Ordinary and Preferred Shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2012
	Shares Authorized	Shares Issued	Shares Outstanding	Par value
Ordinary shares	120,000,000	54,385,951	54,019,154	$722

Total	120,000,000	54,385,951	54,019,154	$722

	December 31, 2013
	Shares Authorized	Shares Issued	Shares Outstanding	Par value
Ordinary shares	120,000,000	54,763,151	53,150,630	$727

Total	120,000,000	54,763,151	53,150,630	$727

On April 30, 2013, the Company issued 377,200 ordinary shares as a result of the agreement with the former owners of TuneUp described in Note 22.

On February 7, 2012, the Company issued 2,382,591 ordinary shares as a result of the exercise of the same number of share options. Upon the exercise of the same number of share options, the Company issued 1,920 and 1,440 ordinary shares on May 15, 2012 and June 6, 2012, respectively.

The pertinent rights and privileges of holders of ordinary shares are as follows:

Preemptive rights: Each holder of the ordinary shares has in principle preemptive rights in respect of all ordinary share issuances or grants or the rights to subscribe for ordinary shares, in proportion to the aggregate nominal value of ordinary shares held by such holder. Shareholders, however, have no preemptive rights in respect of the issuance of ordinary shares, or the grant of the right to subscribe for ordinary shares, which are issued or granted for a consideration other than cash, which are issued or granted to employees of the Company or of a group company of the Company, or in respect of the issuance of ordinary shares to any person who exercises a previously existing right to subscribe for ordinary shares. A General Meeting of Shareholders, however, resolved to restrict or exclude preemptive rights in respect of the issuance of ordinary shares and the grant of the right to subscribe for ordinary shares.

Liquidation rights: Each holder of preferred shares outstanding (if issued) will receive from the balance of the Company’s assets after payment of all debts and the costs of liquidation, to the extent possible, the amount due on the preference shares, increased by a percentage equal to the average one-month EURIBOR, weighted to reflect the number of days for which the payment is made, plus a premium to be determined by the Management Board, subject to the approval of the Supervisory Board, of at least one percentage point and at most four percentage points, depending on the prevailing market conditions, calculated over each year or part of a year of the period commencing on the first day following the period over which the last distribution on the preference shares was paid and ending on the day of the payment on the preference shares. The previous sentence does not apply if the preference shares outstanding were issued and paid at the expense of the Company’s reserves. The balance remaining thereafter will be distributed to the holders of ordinary shares. All distributions on ordinary shares will be made in proportion to the number of ordinary shares held by each shareholder.

Voting rights: Each of the ordinary shares is entitled to one vote. Decisions of General Meetings of Shareholders are taken by an absolute majority of valid votes cast, except where the laws of the Netherlands or the articles of association provide otherwise.

Distributions rights: The Company makes distributions to shareholders only to the extent that the Company’s equity exceeds the amount of the paid-in and called-up part of the issued share capital, increased by the reserves that are required to be maintained pursuant to the provisions of Dutch law or the articles of association. The Management Board determines, subject to the approval of the Supervisory Board, what portion of the profits will be reserved. Any profits remaining after payment of the preferred dividend on the preference shares, if issued, and reservation of profits will be put at the disposal of a General Meeting of Shareholders. The preference shares, if issued, would be entitled to receive annual preferential dividends of €1,000 in aggregate if the preference shares are fully paid up at the expense of the Company‘s reserves or, in other cases, of a percentage equal to the average one-month EURIBOR, weighted to reflect the number of days for which the payment is made, plus a premium to be determined by the Management Board, subject to the approval of the Supervisory Board, of at least one percentage point and at most four percentage points, depending on the prevailing market conditions. Distributions on the preference shares are calculated over the paid-up part of their nominal value.

Dividends restrictions: The credit facility (Note 12) contains restrictions that limit the Company’s ability to make distributions to shareholders.

Treasury shares

During the year ended December 31, 2013, the Company repurchased 2,103,214 ordinary shares through the share repurchase program described below and held these shares in treasury.

During the year ended December 31, 2013, the Company re-issued 857,490 treasury shares, of which 169,912 treasury shares were re-issued to the former owners of TuneUp and 687,578 treasury shares were re-issued upon exercise of share options.

As of December 31, 2013 there were 1,612,521 shares held in treasury at a carrying value of $33,179.

On August 24, 2012 the Company repurchased 370,925 of its own ordinary shares for $3,869 with the intention of holding them in treasury to re-issue them in the future. Upon exercise of share options on November 15, 2012, the Company re-issued 4,128 of these treasury shares. As of December 31, 2012 there were 366,797 shares held in treasury at a carrying value of $3,826.

Share repurchase program

The Company has entered into a conditional share repurchase program, designed to repurchase shares to cover obligations to deliver shares under its employee stock options incentive and restricted share units plans (Note 22). Under the share repurchase program the Company may, between May 9, 2013 and November 9, 2014, repurchase from time to time in both open market and privately negotiated transactions up to 4,000,000 ordinary shares. The share repurchase program may occur in tranches. The share repurchase program was authorized by the Company’s shareholders on January 12, 2012 and approved by the Supervisory Board on May 7, 2013. On November 5, 2013, the Supervisory Board approved an increase of the maximum number of shares to be repurchased from 2,500,000 to 4,000,000 to cover AVG’s obligations to deliver shares under its employee stock options incentive and restricted share units plans.

Under the first tranche of the share repurchase program the Company had, up to November 5, 2013, repurchased in open market transactions 1,500,000 ordinary shares for a total consideration of $33,110 and a weighted average price per share of $22.07.

Under the second tranche of the share repurchase program, the Company may repurchase up to 2,500,000 ordinary shares between November 13, 2013 and May 10, 2014. This arrangement does not require the Company to acquire any specific number of shares and may be terminated at any time, except during closed periods. Under this tranche, up to December 31, 2013 the Company repurchased in open market transactions 603,214 ordinary shares for a total consideration of $10,301 and a weighted average price per share of $17.08.

The following table summarizes the Company’s share repurchases:

2013
Total number of shares repurchased	2,103,214
Dollar amount of shares repurchased	$43,411
Average price paid per share	$20.64
Range of price paid per share	$15.89—26.16

Initial public offering

AVG publicly filed its initial Form F-1 with the SEC on January 13, 2012 and on February 7, 2012 closed its initial public offering (IPO) of 8,000,000 ordinary shares at an offering price of $16.00 per share. AVG offered 4,000,000 ordinary shares and the selling shareholders offered 4,000,000 ordinary shares. AVG did not receive any proceeds from the sale of the ordinary shares by the selling shareholders other than the proceeds from options which were exercised by certain selling shareholders in connection with the IPO. The IPO resulted in net proceeds to AVG of $52,698, after deducting underwriting discounts, commissions and offering expenses paid by AVG, net of income tax benefit. The right that was granted to the underwriters to purchase up to 1,200,000 ordinary shares from certain of the selling shareholders within 30 days of the IPO to cover over-allotments was not exercised.

Costs (net of income tax benefit of $1,703) of $11,302 directly associated with the IPO have been recorded as a reduction of the proceeds received in determining the amount to be recorded in additional paid-in capital. These costs were capitalized and recorded as prepaid share issuance cost prior to the closing of the IPO.

On February 7, 2012, upon the closing of the IPO, the Company’s Articles of Association were amended and restated in their entirety. As a result of this amendment, the authorized capital of the Company changed to €2,400,000 (prior to the amendment €2,250,000). The authorized capital is comprised of 240,000,000 shares with a nominal value of €0.01 per share and is divided into 120,000,000 ordinary shares and 120,000,000 preferred shares.

Upon the closing of the IPO, class A, B1, B2 and E shares were automatically converted into 36,000,000 ordinary shares with all special rights associated with the existing classes of shares ceasing to be applicable. Class D preferred shares were converted into 12,000,000 ordinary shares, with all special rights associated with Class D preferred shares ceasing to be applicable. In connection with this conversion, the accrued and unpaid dividends on Class D preferred shares of $2,555 were paid in cash. The Class D preferred shares carrying value was reclassified from the mezzanine section of the balance sheet to shareholders’ deficit.

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

	Year Ended December 31,
	2011	2012	2013
Cost of revenue	$(21)	$—	$(40)
Research and development	(1,116)	(1,652)	(1,013)
Sales and marketing	(949)	(2,036)	(1,172)
General and administrative	(4,310)	(12,495)	(6,702)

Total	$(6,396)	$(16,183)	$(8,927)

Option Plan

The Option Plan was designed in order to grant options on ordinary shares in the capital of AVG Technologies N.V. to certain employees of AVG Technologies N.V. and its subsidiaries. The purpose of the Option Plan is to provide employees with an opportunity to participate directly in the growth of the value of the Company by receiving options for shares.

Each option converts into one ordinary share of AVG Technologies N.V. on exercise.

The Option Plan was initially approved and adopted by a General Meeting of Shareholders on June 8, 2009 and was subsequently amended and restated effective on October 1, 2009, June 30, 2010, March 11, 2011, September 29, 2011 and January 30, 2012. The Option Plan was most recently amended on May 7, 2013 and currently includes a restricted stock unit plan.

The total number of shares in respect of which options and restricted stock units pool may be granted under the Option Plan is limited at 9,059,948. Options that lapse or are forfeited and restricted stock units that are forfeited are available to be granted again. Options and restricted stock units granted to members of the Management Board of the Company and the Supervisory Board require prior approval of the General Meeting of Shareholders. On June 19, 2013, the General Meeting authorized the Supervisory Board to grant up to a maximum of 500,000 options or restricted stock units in the aggregate in a year to members of the Management Board.

The vesting of certain restricted stock units, the market restricted share units, granted to our CEO is subject to satisfaction of market based financial performance criteria. The market restricted stock units will vest if the average closing price of the Company’s shares on the New York Stock Exchange during a 30 consecutive trading day period exceeds 2.5 times the closing price of the shares on the Start Date, as defined in the RSU agreement, (the “Share Price Goal”), provided that (i) if the Share Price Goal is achieved prior to the first anniversary of the Start Date, the vesting shall occur on the first anniversary of the Start Date and (ii) the CEO remains employed through the applicable vesting date and has not provided a notice of termination as of the applicable vesting date.

Options and restricted stock units generally vest over a period of four years, whereby 25% of the options vest on the first anniversary of the start date and the remaining options vest quarterly thereafter, in equal portions during the remaining vesting period. The contractual life of all options is 10 years.

Participants have no voting rights with respect to shares represented by restricted stock units until the date of the issuance of such shares. Participants in the Restricted Stock Units Plan may, if the Supervisory Board of the Company so determines, be credited with dividend equivalents paid with respect to shares underlying a restricted stock unit award. Dividend equivalents shall be forfeited in the event that the restricted stock units with respect to which such dividend equivalents were credited are forfeited.

On June 30, 2011, the Supervisory Board approved an amendment to the Option Plan to remove performance-based vesting conditions on options, including for options that were granted but unvested at such time by splitting such options into two awards, one for two-thirds as many options (“Base options”) and another for one-third as many options (“Additional options”). The Base options remained subject to service period vesting requirements as per the terms of the original plan. The Additional options were granted on the date of occurrence of a listing with service period vesting requirements after such date. The amendment is accounted for as a share option modification. The modification resulted in no incremental share-based compensation expense.

Share option activity

The following table summarizes share option activity:

	Number of Share Options Outstanding	Weighted- Average Exercise	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value(1)
Outstanding—January 1, 2013	3,282,586	$16.40	8.35	$4,377
Granted	1,519,080	19.77
Cancelled	—	—
Exercised	(686,528)	13.27
Expired	(100,614)	21.26
Forfeited	(924,999)	17.62
Repurchased	(100,916)	15.89

Outstanding—December 31, 2013	2,988,609	18.31	8.45	$22,152

Vested and expected to vest—December 31, 2013	2,893,557	18.26	8.42	$21,581
Exercisable—December 31, 2013	1,147,232	16.50	7.50	$10,573

(1)	Intrinsic value is calculated as the difference between the fair value of AVG’s ordinary shares as of the end of each reporting period and the exercise price of the option.

Additional information regarding the Company’s share options outstanding as of December 31, 2013 is summarized below:

	Options Outstanding
Strike Price	Number of Share Options Outstanding	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price Per Share
$0.01—$5.00	—	—	$—
$5.00—$12.00	132,086	5.44	7.69
$12.00—$20.00	1,809,483	8.52	15.86
$20.00—$25.00	1,047,040	8.71	23.88

Total	2,988,609	8.45	$18.31

Determining the fair value of share options

The fair value of each stock option award is estimated, based on several assumptions, on the date of grant using the Black-Scholes option valuation model. The principal assumptions utilized in valuing stock options include the expected stock price volatility (based on the historic average of the common stock of two peer companies and the Company’s historic stock price volatility over the expected term); the expected option life (an estimate based on a simplified approach); the expected dividend yield; and the risk-free interest rate (an estimate based on the yield of United States Treasury zero coupon bond with a maturity equal to the expected life of the option).

Since the Company is publicly traded on the New York Stock Exchange the fair value of the ordinary shares underlying the share options is determined based on the market price. Historically, the fair value has been determined by an unrelated party’s contemporaneous external valuation of the Company’s market value.

A summary of the weighted-average assumptions is as follows:

	Year Ended December 31,
	2011	2012	2013
Risk free interest rate	1.54%	0.65%	0.83%
Weighted-average expected lives (years)	4.0	4.1	4.0
Volatility	40.13%	39.86%	36.71%
Dividend Yield	0.00%	0.00%	0.00%

Weighted-average grant date fair value (per share)	6.03	5.29	5.91
Value Granted (total)	$6,381	$10,622	$8,979
Number granted in year	1,058,161	2,007,851	1,519,080

As of December 31, 2013, total compensation cost related to unvested share options granted to employees not yet recognized was $6,189 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 1.79 years and will be adjusted for subsequent changes in estimated forfeitures. In financial years 2011, 2012 and 2013, the Company, at its discretion, repurchased options held by a limited number of terminated employees in an amount of $186, $919 and $702, respectively.

Market restricted stock units activity

The market restricted stock units will vest if the average closing price of the Company’s shares on the New York Stock Exchange during a 30 consecutive trading day period exceeds 2.5 times the closing price of the shares on the Start Date, as defined in the RSU agreement (the “Share Price Goal”), provided that (i) if the Share Price Goal is achieved prior to the first anniversary of the Start Date, the vesting shall occur on the first anniversary of the Start Date and (ii) continued service through the applicable vesting date and has not provided a notice of termination as of the applicable vesting date.

The following table summarizes market restricted stock units activity:

	Number of market restricted stock units outstanding	Weighted-average ordinary fair value per share at grant date
Outstanding—January 1, 2013	—	$—
Granted	100,000	5.56
Paid	—	—
Forfeited	—	—

Outstanding—December 31, 2013	100,000	$5.56

Determining the fair value of market restricted stock units activity

The fair value and requisite service period of the market RSU’s was calculated using the Monte Carlo method. The inputs for expected volatility, expected dividends, and risk-free rate used in estimating the fair value and requisite service period of the market RSU’s are the same as those used to calculate the fair value of options issued under the employee share option plan.

As of December 31, 2013, total compensation cost related to unvested market restricted share units granted to employees not yet recognized was $519 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average requisition period of 3.5 years and will be adjusted for subsequent changes in fair value and forfeiture.

Restricted stock units activity

The following table summarizes restricted stock units activity:

	Number of restricted stock units outstanding	Weighted- average ordinary fair value per share at grant date
Outstanding—January 1, 2013	—	$—
Granted	850,000	19.12
Paid	—	—
Forfeited	(150,000)	13.26

Outstanding—December 31, 2013	700,000	$20.38

As of December 31, 2013, total compensation cost related to unvested restricted share units granted to employees not yet recognized was $10,455 net of forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 3.58 years and will be adjusted for subsequent changes in estimated forfeitures.

Shares issued to the former owners of TuneUp

As part of the acquisition of TuneUp, the former owners of TuneUp were due to receive shares of AVG with, at acquisition date, a total fair value of €11.5 million subject to their continued employment with the Company and other vesting conditions.

On December 20, 2012, the Company entered into a modification to the original agreement with the former owners. As a result of this modification, the remaining unvested share-based compensation was accounted for as cash-settlement in the amount of €4.3 million or $5.7 million was to be paid in cash instead of shares. The cash will be settled in three installments that are due in January 2013, August 2013 and August 2014, for respectively €2.1 million, €1.1 million and €1.1 million.

In the fourth quarter of 2012, one of the former owners ceased employment, which triggered accelerated vesting under the modified terms of the award, and as a consequence, share-based compensation in the amount of €2.2 million or $2.9 million was expensed. In the first quarter of 2013, the second former owner ceased employment as well, hence the remaining share-based compensation in the amount of €2.0 million or $2.9 million was accelerated and expensed.

In financial year 2012 and 2013, the Company recognized compensation expense of $9,543 and $3,133, respectively, which were included in general and administrative expenses. As of December 31, 2013, the Company has a liability of $1,486 in relation to the cash-settlements as described above. All shares issuable to the former owners of TuneUp were issued on April 30, 2013 (Note 15).

Note 23.	401(k) Plans

The Company maintains a defined contribution 401(k) retirement savings plan for its U.S. employees. Each participant in the 401(k) retirement savings plan may elect to contribute a percentage of his or her annual compensation up to a specified maximum amount allowed under U.S. Internal Revenue Service regulations. The Company matches employee contributions to a maximum of 4% of the participant annual compensation. The Company contributed $245, $384 and $380 during 2011, 2012, and 2013, respectively.

For the non-US employees, the Company does not pay or reimburse pension premiums other than any applicable statutory national premiums for state pension.

Note 24.	Income Taxes

The Company’s components of income before income taxes are as follows:

	Year Ended December 31,
	2011	2012	2013
Domestic	$36,764	$37,071	$(105,606)
Foreign	14,408	19,887	208,326

	$51,172	$56,958	$102,720

The components of the income tax provision (benefit) are as follows:

	Year Ended December 31,
	2011	2012	2013
Current:
Domestic	$3,358	$(361)	$—
Foreign	3,599	9,336	20,898

Total current provision	$6,957	$8,975	$20,898
Deferred:
Domestic	(50,646)	8,701	(396)
Foreign	(5,571)	(6,535)	18,504

Total deferred provision (benefit)	$(56,217)	$2,166	$18,108

Income tax provision (benefit)	$(49,260)	$11,141	$39,006

Reconciliation of income tax computed at the Netherlands statutory tax rate to the income tax provision (benefit) is as follows:

	Year Ended December 31,
	2011	2012	2013
Income tax expense at statutory rate(1)	$12,793	$14,240	$25,680
Foreign tax rate differential	(6,114)	(6,717)	(12,682)
Dutch tax ruling—innovation box regime	(1,103)	(2,224)	22,616
Dutch tax ruling—tax restructuring deferred tax asset	(58,494)	—	—
Dutch tax ruling—additional tax benefit	(1,618)	(3,623)	—
Non-deductible expenses	3,200	4,170	2,075
Valuation allowance	4,220	5,512	(187)
Other	(2,144)	(217)	1,504

Income tax provision (benefit)	$(49,260)	$11,141	$39,006

(1)	The statutory rate was 25% in 2011, 2012 and 2013.

Dutch tax ruling

On June 1, 2011, the Company entered into an innovation box regime in the Netherlands, resulting in the recognition of tax benefits (deferred tax assets), which significantly impacted its effective tax rate in 2011. Under the innovation box regime the income attributable to certain research and development activities is subject to an effective rate of 5%, in lieu of the Dutch statutory corporate income tax rate of 25%. As a consequence, the enacted Dutch tax rate was 22%, 19% and 16% for 2011, 2012 and 2013, respectively. The current innovation box ruling will end December 2020.

Simultaneously, the Company entered into an agreement regarding special deductions on acquired intellectual property, which was updated in December 2012 and December 2013. This agreement on special deductions will end on December 31, 2018. The effects on per share data is $0.04, $0.07 and nil for 2011, 2012 and 2013, respectively.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31,
	2012	2013
Deferred tax assets:
Fixed assets and intangible assets	$33,641	$19,729
Deferred revenues	31,392	27,610
Provisions and reserves	1,133	2,226
Net operating loss carry forwards	23,895	18,387
Other	179	2,468

Gross deferred tax assets	$90,240	$70,420
Valuation allowance	(11,359)	(11,124)

Total deferred tax asset	$78,881	$59,296
Deferred tax liabilities:
Other	(1,806)	(923)

Total deferred tax liabilities	$(1,806)	$(923)

Net deferred tax asset	$77,075	$58,373

Deferred tax asset—current portion	$24,361	$25,058
Deferred tax asset—non-current portion	53,805	33,820
Deferred tax liability—current portion	(1,091)	(163)
Deferred tax liability—non-current portion	—	(342)

Net deferred tax asset	$77,075	$58,373

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

The movement of the valuation allowance on net operating losses and other deferred tax assets is as follows:

	Year Ended December 31,
	2011	2012	2013
Balance at beginning of period	$736	$6,200	$11,359
Charged to expenses	5,464	5,159	1,305
Credited to expenses	—	—	(1,540)

Balance at end of period	$6,200	$11,359	$11,124

As of December 31, 2013, the Company had net operating loss carry forwards of approximately $71,007 which will be available to offset future taxable income. If not used, approximately $54,989 of these carry forwards will expire between 2020 and 2033. The remaining portion of the carry forwards arose in jurisdictions where losses do not expire.

The Company intends to remit all earnings in its foreign subsidiaries and has established deferred tax liability of approximately $300 for unremitted earnings.

As of December 31, 2012 and December 31, 2013, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. The Company had no amounts accrued for interest and penalties during the years presented.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years presented is as follows:

	Year Ended December 31,
	2011	2012	2013
Balance at January 1,	$1,541	$—	$—
Additions for tax positions taken during the current period	—	—	—
Reductions due to settlements with taxing authorities	(1,541)	—	—

Balance at December 31,	$—	$—	$—

The Company files numerous consolidated and separate company income tax returns in its domestic and foreign jurisdictions. The Company has no ongoing examinations with local tax authorities. The Company does not expect the amount of unrecognized tax benefits to materially change within the next twelve months. The table below summarizes the open tax years in major jurisdictions as of December 31, 2013:

Jurisdiction	Open Years	Ongoing Examinations
Netherlands	2008 – 2013	N/A
Czech Republic	2011 – 2013	N/A
United Kingdom	2012 – 2013	N/A
United States	2011 – 2013	N/A
Germany	2009 – 2013	N/A
France	2011 – 2013	N/A
Hong Kong	2011 – 2013	N/A
Cyprus	2011 – 2013	N/A
China	2010 – 2013	N/A
Israel	2010 – 2013	N/A
Switzerland	2010 – 2013	N/A
Australia	2012 – 2013	N/A
Canada	2013	N/A

Note 25.	Earnings Per Share

Basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method). Until April 30, 2013 shares issuable upon subscription of AVG shares by TuneUp former owners (using the treasury shares method) and until February 7, 2012, upon closing of the Company’s IPO, ordinary shares issuable upon the conversion of the Company’s Class D preferred shares to ordinary shares (using the if-converted method), were included in the number of potential ordinary shares.

The Company applied the two-class method when computing its earnings per share, which requires that net income per share for each class of share (ordinary shares and preferred shares) be calculated assuming 100% of the Company’s net income is distributed as dividends to each class of share based on their contractual rights. Class D preferred shareholders had the right to participate with ordinary shareholders in dividends and unallocated income. Since the conversion of Class D preferred shares to ordinary shares on February 7, 2012, the

Company has only one class of securities that participate in dividends. Therefore, the two-class method is not applicable for computing the earnings per share for financial statements for fiscal years 2012 and 2013.

The following table sets forth the computation of basic and diluted earnings per outstanding ordinary share:

	Year Ended December 31,
	2011	2012	2013
Numerator:
Net income	$100,432	$45,817	$63,714
Preferred share dividends	(7,208)	(753)	—
Distributed and undistributed earnings to participating securities	(27,513)	—	—

Net income available to ordinary shareholders—basic	$65,711	$45,064	$63,714
Preferred share dividends	—	753	—

Net income available to ordinary shareholders—diluted	$65,711	$45,817	$63,714
Denominator:
Weighted-average ordinary shares outstanding—basic	36,000,000	52,395,427	54,208,065
Potential ordinary shares	2,974,953	1,913,091	502,639

Weighted-average ordinary shares outstanding—diluted	38,974,953	54,308,518	54,710,704

Earnings per ordinary share—basic	$1.83	$0.86	$1.18
Earnings per ordinary share—diluted	$1.69	$0.84	$1.16

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Year Ended December 31,
	2011	2012	2013
Class D preferred shares	12,000,000	—	—
Performance restricted stock units	—	—	26,630
Options to purchase ordinary shares	247,313	2,710,994	1,235,448

Anti-dilutive shares	12,247,313	2,710,994	1,262,078

Note 26.	Subsequent Events

E-Shop transfer from Cyprus to Netherlands

At the end of 2013 the Company made the decision to transfer its e-commerce operations from Cyprus to the Netherlands effective January 1, 2014, which will impact the Company’s tax structure. This is not expected to have a material impact in 2014.

Crossloop

On January 31, 2014, the Company terminated its CrossLoop service and agreed to refund customers for unused licenses. This will not have a material impact in 2014.