Form 20-F
period 2014-12-31
AVG Technologies N.V.
filed 2015-04-10
CIK 1528903

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Title of each class	Number of shares outstanding
Ordinary shares	51,641,505

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

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

This Annual Report contains forward-looking statements about us, our markets and our industry. These statements involve known and unknown substantial risks, uncertainties and other factors as described in detail under “Item 3. Key Information – D. Risk factors” in this Annual Report that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the forward-looking statements. All statements, other than statements of historical fact, included in this Annual Report regarding our strategy, future operations, future financial position, future net sales, projected expenses, prospects and plans and objectives of management are forward-looking statements.

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

All forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties. Forward-looking statements in this Annual Report include, but are not limited to, statements about:

•	changes in our growth strategies;

•	changes in our future prospects, business development, results of operations and financial condition;

•	the anticipated costs and benefits of our Location Labs acquisition and other acquisitions;

•	our ability to remediate the material weaknesses and other deficiencies identified in our internal controls or IT systems;

•	our ability to comply with our credit agreements;

•	changes to the online and computer threat environment and the endpoint security industry;

•	competition from local and international companies, new entrants in the market and changes to the competitive landscape;

•	the adoption of new, or changes to existing, laws and regulations;

•	changes in international or national tax regulations and related proposals;

•	the assumptions underlying the calculation of our key metrics, including the number of our active users, revenue per average active user, subscription revenue per subscriber and platform revenue per thousand searches;

•	potential effects of changes in the applicable search guidelines of our search partners;

•	the status of or changes to our relationships with our partners, including Yahoo!, Google and other third parties;

•	changes in our and our partners’ responses to privacy concerns;

•	our ability to successfully exit the third party search distribution business;

•	our plans to launch new products and online services and monetize our full user base;

•	the performance of our products, including AVG Zen;

•	our ability to attract and retain active and subscription users;

•	our ability to retain key personnel and attract new talent;

•	our ability to adequately protect our intellectual property;

•	our geographic expansion plans;

•	the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights;

•	our legal and regulatory compliance efforts, including with respect to PCI compliance; and

•	worldwide economic conditions and their impact on demand for our products and services.

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

INTRODUCTION

This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results as a result of factors such as those set forth in “Item 3. Key Information – D. Risk factors” and “Item 5. Operating and Financial Review and Prospects – G. Safe harbor.”

The financial information included in this Annual Report is based on generally accepted accounting principles in the United States, or U.S. GAAP, unless otherwise indicated.

In presenting and discussing our financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation or as alternatives to the equivalent U.S. GAAP measures and should be used in conjunction with the most directly comparable U.S. GAAP measures. A discussion of non-GAAP measures included in this Annual Report and a reconciliation of such measures to the most directly comparable U.S. GAAP measures are contained in this Annual Report under “Item 5. Operating and Financial Review and Prospects – A. Operating results – Non-GAAP Measures.”

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report to “AVG” or the “Company”, “we”, “our”, “ours”, “us” or similar terms refer to AVG Technologies N.V. and its subsidiaries, or if before November 25, 2011, to our predecessor company and former wholly owned subsidiary AVG Technologies N.V. and its subsidiaries. See “Item 4. Information on the Company – A. History and development of the company.” AVG®, The Online Security Company™, Devices. Data. People.™, AVG Zen™, Be Yourself™, LinkScanner®, AVG CloudCare™, AVG PC TuneUp® and our logo are our key brands, and are variously registered in several jurisdictions. This Annual Report contains references to these and others of our trademarks and names and those of other entities and all these references may omit the ® or ™ symbols solely for convenience. Such references are not intended, however, to imply that we will not enforce our rights in any of our marks to the fullest extent permitted by law. This Annual Report also contains references to third party trademarks, and references to these third party marks may omit the ® or ™ symbols solely for convenience. All trademarks are property of their respective owners.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the consolidated statements of comprehensive income data and the consolidated balance sheets data for the years ended, and as of, December 31, 2010, 2011, 2012, 2013 and 2014 from our audited consolidated financial statements. On October 15, 2014, we partially acquired WaveMarket, Inc., doing business as Location Labs, via a merger with a wholly owned subsidiary of AVG USA, resulting in us indirectly holding 99.899% of the ownership interest of the surviving entity, Location Labs, Inc., for a consideration of $177,715 as described in Note 3 of our consolidated financial statements. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects”, appearing elsewhere in this Annual Report in Form 20-F. Our reporting currency is the U.S. dollar. Our historical results are not necessarily indicative of our results to be expected in any future period. We have prepared the financial statements included in this Annual Report in accordance with U.S. GAAP.

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of U.S. dollars, except for share data and per share data)

Statement of Comprehensive Income Data and Other Operating Metrics:
Revenue:
Subscription	$166,904	$175,654	$196,858	$250,839	$281,581
Platform-derived	50,314	96,738	159,108	156,274	92,492

Total revenue	217,218	272,392	355,966	407,113	374,073

Cost of revenue:(1)
Subscription	(26,686)	(23,374)	(27,064)	(30,027)	(39,068)
Platform-derived	(2,293)	(7,849)	(27,320)	(38,818)	(12,759)

Total cost of revenue	(28,979)	(31,223)	(54,384)	(68,845)	(51,827)

Gross profit	188,239	241,169	301,582	338,268	322,246

Operating expenses:(1)
Research and development	(23,364)	(35,008)	(55,485)	(60,885)	(70,168)
Sales and marketing	(58,562)	(76,933)	(92,198)	(96,382)	(96,950)
General and administrative	(40,683)	(60,710)	(73,491)	(70,902)	(75,790)

Total operating expenses	(122,609)	(172,651)	(221,174)	(228,169)	(242,908)

Operating income	65,630	68,518	80,408	110,099	79,338
Other income (expense), net	1,722	(17,104)	(22,939)	(7,379)	(5,325)

Income before income taxes and loss from investment in equity affiliate	67,352	51,414	57,469	102,720	74,013
Income tax (provision) benefit	(9,394)	49,260	(11,141)	(39,006)	(19,579)
Loss from investment in equity affiliate	(46)	(242)	(511)	—	—

Net income	57,912	100,432	45,817	63,714	54,434

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of U.S. dollars, except for share data and per share data)
Less: Net income attributable to noncontrolling interests	—	—	—	—	8

Net income attributable to AVG Technologies N.V.	57,912	100,432	45,817	63,714	54,426

Preferred share dividends	(7,210)	(7,208)	(753)	—	—
Redeemable noncontrolling interest	—	—	—	—	(534)
Distributed and undistributed earnings to participating securities	(12,676)	(27,513)	—	—	—

Net income available to ordinary shareholders – basic(2)	$38,026	$65,711	$45,064	$63,714	$53,892

Earnings per ordinary share – basic(2)	$1.06	$1.83	$0.86	$1.18	$1.03

Earnings per ordinary share – diluted(2)	$0.99	$1.69	$0.84	$1.16	$1.02

Weighted-average ordinary shares outstanding – basic(2)	36,000,000	36,000,000	52,395,427	54,208,065	52,219,176
Weighted-average ordinary shares outstanding – diluted(2)	38,585,664	38,974,953	54,308,518	54,710,704	52,591,435

(1)	We have recognized employee share-based compensation in the consolidated statements of comprehensive income for the periods indicated as follows:

	Year ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
Cost of revenue	$—	$40	$58
Research and development	1,652	1,013	2,495
Sales and marketing	2,036	1,172	1,556
General and administrative	12,495	6,702	8,267

Total share-based compensation expense	$16,183	$8,927	$12,376

(2)	Prior to our initial public offering, or IPO, we had 12 million Class D preferred shares which were entitled to a preference dividend of approximately $1.8 million per calendar quarter, as well as their pro rata amount of net income assuming distribution to each separate class of shareholder. These shares were excluded from calculations of net income available to ordinary shareholders – basic. At the time of our IPO, these shares converted to ordinary shares on a 1-for-1 basis, and preference dividends are no longer payable.

	2010	2011	2012	2013	2014
Cash dividends declared per ordinary share	$0.83	$4.53	$—	$—	$—
Cash dividends declared per preferred share	$1.43	$5.13	$0.21	$—	$—

	Year ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars, except for user data)
Net cash provided by operating activities	$119,306	$145,204	$108,807
Net cash used in investing activities	$(30,242)	$(39,755)	$(165,003)
Net cash (used in) provided by financing activities	$(100,325)	$(114,295)	$153,762
Active users (in millions)(1)	146	177	197
Subscription users (in millions)(2)	15	16	19
Revenue per average active user(3)	$2.80	$2.53	$2.00

(1)	Active users are those that (i) have downloaded and installed our free software on a PC and have connected to our server at least once in the previous 30 days (ii) represent a unique mobile device, which has installed one or more of our mobile applications, from which at least one application has contacted our server once in the preceding 30-day period, (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. For further detail on our definition and counting of active users, see “Item 5. Operating and Financial Review and Prospects – A. Operating results – Key Metrics – Active, subscription, and stand-alone secure users.”
(2)	Subscription users are active users who subscribe to our premium products and online services, the primary component of our subscription revenue. Payments from subscription users make up the substantial majority of subscription revenue. For further detail on our definition and counting of subscription users, see “Item 5. Operating and Financial Review and Prospects – A. Operating results – Key Metrics – Active, subscription, and stand-alone secure users.”
(3)	The number of average active users for a period is calculated as the simple average of active users at the beginning of that period and the end of that period.

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands of U.S. dollars, except for share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$63,146	$60,740	$51,890	$42,349	$138,907
Working capital (deficit)	(34,234)	(100,871)	(102,192)	(119,569)	(44,384)
Goodwill and other intangible assets, net	42,213	106,402	122,483	144,420	367,204
Total assets	175,957	311,635	323,466	306,782	647,089
Deferred revenue, current	107,214	120,269	148,308	164,136	166,815
Deferred revenue, less current portion	28,213	30,839	32,848	33,050	34,028
Debt	1,050	225,440	97,231	30,000	224,925
Total liabilities	176,717	441,960	346,036	297,616	569,892
Net assets (liabilities)	(760)	(130,325)	(22,570)	9,166	77,197
Class D preferred shares(1)(2)	191,954	191,954	—	—	—
Redeemable noncontrolling interest(3)	—	—	—	—	40,040
Total shareholders’ equity (deficit)(1)(2)	(192,714)	(322,279)	(22,570)	9,166	37,157

(1)	In connection with the initial investment in us in October 2009 by TA Coöperatief (which subsequently transferred such investment to TA Sàrl), we amended our articles of association and converted 5,850,000 outstanding Class A ordinary shares and 3,150,000 outstanding Class B ordinary shares into an aggregate of 9,000,000 Class D preferred shares, which our shareholders then sold to TA Coöperatief. At the same time we also issued 3,000,000 Class D preferred shares to TA Coöperatief for $47.8 million, net of issuance costs. We recorded a distribution in excess of capital in shareholders’ equity (deficit) of $144.1 million in connection with the conversion into 9,000,000 Class D preferred shares of ordinary shares and the issuance of 3,000,000 Class D preferred shares to TA Coöperatief.

(2)	Upon the closing of the IPO, the Class D preferred shares were converted into 12,000,000 ordinary shares. In addition, we closed the IPO of 8,000,000 ordinary shares at an offering price of $16.00 per share. We offered 4,000,000 ordinary shares and the selling shareholders offered 4,000,000 ordinary shares. We did not receive any proceeds from the sale of the ordinary shares by the selling shareholders other than the proceeds from options which were exercised by certain selling shareholders in connection with the IPO. The IPO resulted in net proceeds of $50.9 million, after deducting underwriting discounts, commissions and offering expenses paid by us.
(3)	The holders of Class B-1 and B-2 common stock of Location Labs, which we acquired on October 15, 2014, have certain redemption rights whereby interests held are redeemable at the option of the holder upon the occurrence of certain events, which are not solely within our control. The noncontrolling interest for which the redemption is outside of our control is presented under the caption “Redeemable noncontrolling interest” as temporary equity in accordance with U.S. GAAP. This interest is measured with an initial value based on fair value. We adjust the redeemable noncontrolling interest each reporting period to its estimated redemption value, but never less than its initial fair value. Any adjustments to the redemption value will impact retained earnings. As of December 31, 2014 the carrying value of the redeemable noncontrolling interest was $40.0 million, and the redemption value is $42.0 million.

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

This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Forward-looking statements”. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

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

Our business model has evolved in recent years toward seeking to increase and monetize our active user base through a variety of means rather than drawing revenue primarily from users purchasing subscriptions to our premium products and online services. To expand our user base, we have added and plan to continue to add new products and online services to our product portfolio, broadening our focus beyond security solutions and increasing our support for mobile devices, including smartphones and tablets.

In line with our strategy, in 2014 we announced the launch of our multi-platform product AVG Zen and completed the acquisition of the mobile focused company Location Labs, which represent significant changes to our business model, particularly given Location Labs’s business model of distribution via Mobile Network Operators (MNOs), and for which our ability to generate revenue and achieve profitability remains unproven.

The evolution of our business model is ongoing and may depart further from the model we used for much of our operating history.

We may be unsuccessful in executing our new business model of adding compelling new products and online services and monetizing all of our active user base. To date our primary means of monetizing our active user base indirectly has been our dynamic secure search solution provided pursuant to agreements with search providers such as Yahoo! and Google. These search agreements have provided us with a significant revenue stream in past years. This revenue stream was impacted by the Google guideline changes announced in February 2013 which subsequently led to our decision in November 2013 to exit in a controlled manner the third party search distribution business, in which we distributed our stand-alone secure search solution in connection with the download of other companies’ products. The guideline changes, primarily the requirement for a customer to opt in to accept our search settings, also impacted our organic user base and we expect that revenue stream to decline in 2015. In addition, there have been some significant additional guideline changes (e.g., the Chrome guidelines) that effectively decrease the use of search traffic providers such as AVG. Other search engines may make changes with a similar impact. If there are further guideline changes from any or all of our search providers which we are unable to mitigate, or if additional search providers decide to adopt an opt in policy, we may not be able to continue our recent growth and increase our revenue, margins and profitability. We continue to look for additional methods of monetizing users indirectly, such as mobile advertising, but these models remain unproven in terms of generating substantial revenues. If we cannot find additional methods of monetizing our active user base through products and online services that users find compelling or if our new methods of monetizing our active user base, attempts to expand that user base, or creation of new products and online services cannot be sustained, our revenue, margins and profitability could be adversely affected.

In the event that we are successful in monetizing users through products and services outside of secure search, this may not be profitable. Furthermore, if we seek to focus advertising based on, or make other commercial use of, anonymized customer data, this could lead to further regulatory or reputational risks in relation to personal data protection and customer perception.

Failure to generate significant and profitable revenue from non-search related platform activities would materially and adversely affect our business, financial condition and results of operations.

The acquisitions completed in 2014 may prove disruptive and could result in the combined business failing to meet our expectations.

The process of integrating our operations and those of the companies acquired in 2014, especially Location Labs, may require a disproportionate amount of resources and management attention. Our future operations and cash flows will depend largely upon our ability to operate the combined company efficiently, achieve the strategic operating objectives for the combined business and realize significant cost savings and synergies. Our management team may encounter unforeseen difficulties in managing the integration. In order to successfully combine AVG and the companies acquired in 2014, especially Location Labs and operate the combined company, our management team must focus on realizing anticipated synergies and cost-savings on a timely basis while maintaining the efficiency of our operations. Any substantial diversion of management attention to difficulties in operating the combined business could affect our revenues and ability to achieve operational, financial and strategic objectives.

We may not be able to integrate businesses we have acquired or may in the future acquire, and those acquisitions may fail to provide us with the benefits we anticipated.

We have acquired and made investments in other companies and services to expand our technology capabilities, our product breadth and functionalities, our user base and our geographical presence, and we intend to continue to make acquisitions and investments in the future, which may be of a more significant magnitude than the ones we have undertaken historically. The integration of acquired businesses and their operations, technologies and products involves the incurrence of acquisition costs and may expose us to liabilities, including unanticipated liabilities and tax liabilities, operating difficulties and expenditures associated with the assimilation and retention of employees of the acquired business, acquisition related legal contingencies, risks related to maintaining procedures, controls and quality standards and other risks and difficulties. These difficulties may increase relative to the size of an acquisition. In particular, we may experience these challenges with Location Labs, our most significant acquisition undertaken to date. We may not be able to achieve the anticipated benefits from any acquisition or investment and the consideration paid for an acquisition or investment may also affect our financial results. Such acquisitions and investments could divert management’s time and focus from operating our business and divert other resources needed in other parts of our business. The financing of acquisitions or investments in other companies may require us to use a substantial portion of our available cash, raise debt, which would increase our interest expense, or to issue shares or other rights to purchase shares, which may result in dilution to existing shareholders and decrease our earnings per share. Moreover, acquisitions may result in write-offs and restructuring charges as well as in creation of goodwill and other intangible assets that are subject to regular impairment testing, which could result in future impairment charges. All of these factors could adversely affect our business, results of operations and financial condition.

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

The financial performance of Location Labs is dependent on a limited number of contractual agreements with MNOs. Changes in Location Labs’ existing relationships with MNOs could materially impact the financial performance of Location Labs.

The majority of revenue generated by Location Labs comes from relationships and agreements in place with four MNOs which typically have terms of up to three years. Our long-term expansion plans for our mobile products involve deepening the relationship with these MNOs by distributing additional products through them as well as expanding internationally by adding additional MNOs. Failure to renew or negotiate beneficial terms with these MNOs, or any dispute or early termination of these agreements, could have a material adverse effect on our financial performance. Failure to distribute additional products via our current MNOs or failure to sign additional MNOs may significantly impact our ability to deliver our growth plans. To date, there have been no material disputes under these contracts.

Although we experienced significant growth in recent years, in 2014 we saw a contraction in revenue. We cannot guarantee a return to comparable revenue growth rates in the future.

Our revenue has grown significantly in recent years, showing double-digit growth year over year since 2011 until 2013. In 2014 however we saw revenue contraction compared to 2013. This revenue contraction was due to the Google guideline changes of February 2013 and our related decision to initiate a controlled exit from third party search business, thus impacting our platform-derived revenue stream. As the exit had not been completed by December 2014, a further revenue contraction is expected in relation to our platform-derived revenue stream and there may be additional guideline or other changes in the future which could cause this revenue stream to contract further. At the same time, the consumer subscription revenue showed slower growth than in the recent past, due to a more difficult desktop market compared to the previous years. The desktop market may continue to worsen or fail to improve in continuing years. While we expect to grow new revenue streams following our pivot to mobile and cloud businesses, these may not offset the contraction of other revenue streams. As a result, we cannot provide assurance that we can continue to increase our revenue or to return to historical revenue growth rates in future periods.

Our current systems, procedures and staffing may not be adequate to support our future operations and growth.

We have recently experienced a period of significant organic and inorganic growth in terms of total user count. We plan to pursue a strategy of continued user growth, which has required and will continue to require substantial managerial and financial resources particularly as we seek to expand into the mobile market. Our current systems, procedures and staffing may not be adequate to support our future operations. To accommodate our recent and future growth, we must continue to expand our operational, engineering and financial systems and IT infrastructure, improve our accounting and other internal management procedures and systems and hire additional staff. In addition, our efforts to expand our business geographically include developing local language versions of our security software solutions, opening new offices and call centers, including centers to support our solutions in additional languages, hiring staff in new areas and adding additional functionality to our solutions. If we fail to manage our growth adequately, to adapt our operational, financial and management information systems and IT infrastructure, or to motivate or manage our employees effectively, the quality of our products and the management of our operations and costs would suffer, which could adversely affect our operating results. Furthermore, like many peer companies, we engage contractors as well as employees. There is some risk that relevant authorities, both in jurisdictions where we have well-established operations and those we have recently entered, could seek to reclassify our arrangements with certain contractors as employment relationships, with potentially adverse tax and regulatory consequences.

In addition, we regularly evaluate and, where appropriate, implement changes to, our systems to facilitate future growth. Implementing any such changes to our systems may divert management attention, entail substantial costs and take significant time to complete. At the same time we are seeking to rationalize our financial operations and increase automation while reducing costs. These changes may not, however, be effective in maintaining the adequacy of our business delivery, operations or reporting in line with the growth of the business, and any failure to maintain that adequacy, or consequent inability to provide accurate data from which we derive our key metrics, or monitor business developments on a timely basis, could have a material adverse effect on our ability to grow the business.

While historically we managed to sustain operating margins, we cannot guarantee the same for future performance.

Although historically we were delivering operating income margins in the range of 20% to 30%, we cannot provide assurance that our operating margins will not decrease from this level. We are investing significantly in a number of areas including AVG Zen, mobile initiatives, our small to medium size business (SMB) segment and system enhancements as well as making additional acquisitions to accelerate our growth or market expansions. Any or all of these initiatives may fail to deliver as we intend and even if successful these initiatives could negatively impact margins in the short-term while these businesses attain scale or maturity. In particular, we anticipate that our SMB business will have relatively low margins in the medium-term while we establish our Software-as-a-Service (SaaS) business model. We operate in a dynamic and changing market and investors should not rely on our historical results as an indication of our future operating performance.

If our revenue growth for any period falls short of our expectations, we may not be able to adjust our costs in a timely manner, which could reduce our profit margin in that period.

Although we base our planned operating expenses in part on our expectations of future revenue, a substantial portion of our expenses is fixed in the short term and cannot be reduced quickly if our future revenue falls short of expectations. If there are further changes which alter our plans to monetize our active user base, our revenue may not meet our expectations. Accordingly, if the rate of growth of our revenue in any period is significantly less than we anticipated, because either our user base is smaller, our annual subscription rate is lower than expected or our efforts to monetize our active user base fall short, we may be unable to adjust our cost base proportionally on an accurate and timely basis, which would reduce our operating margin.

If we are unable to maintain and enhance our brand, our business and operating results may be harmed.

We believe that maintaining and enhancing our brand identity is critical to our business. The successful promotion of our brand will depend largely upon our marketing and public relations efforts, the quality of our Internet software solutions and our ability to differentiate ourselves from our competitors. The promotion of our brand may require us to make substantial expenditures, which will likely increase as our market becomes more competitive. As we expand into new markets, particularly the mobile market, product sectors within the PC market, such as PC optimization, and the SMB market with cloud-based products, our brand may not be as well recognized and additional sales and marketing expenditure may be required, thus negatively impacting our financial results. If we are not successful at maintaining and enhancing our brand, our ability to retain existing users, attract new users, attract and retain third-party distributors and resellers and hire and retain our employees could be adversely affected. In particular, we rely on our active users as primary drivers of our user-driven marketing strategy and any negative change to the perception of our brand among our active users could have a material adverse effect on our business.

In addition, independent industry analysts often provide reviews of our solutions, as well as those of our competitors. Perception of our products in the marketplace may be significantly influenced by these reviews. Our brand could be harmed if industry analysts provide negative reviews of our software solutions or our Company, even if those views are unfounded. Furthermore, we depend upon certain third-party distributors of our solutions and actions by those third parties could have a negative effect on our brand.

We are incurring significant costs in our attempts to address the emerging mobile market and may not succeed in those attempts to penetrate or monetize that market.

Individuals have spent increasingly more time on smartphones, tablets and other mobile devices and less on PCs, and we believe this trend will accelerate. Tablets and smartphones are generally referred to together as “mobile computing” or simply “mobile”. In order to increase mobile market penetration, we have grown both organically through developing products internally and inorganically through further business acquisitions. As the majority of our revenue currently comes from PC-based products, we consider the acquisition and monetization of users in the mobile space to be key for our future development. As of December 31, 2014, we had 101 million users in the mobile space, primarily users of smartphones. There can be no guarantee that we will be successful in growing our mobile user base either organically or inorganically or that we will be able to monetize the mobile user base. Trends in mobile may differ from those we predict and we may therefore design irrelevant or unwanted products which customers may not wish to use or pay for. User churn in mobile products may differ materially from churn in PC products and our systems may not be able to track such churn effectively, leading to incorrect investment decisions. Commercial, privacy and such other laws and regulation may change and affect trends in the mobile market, and our ability to attract and retain users may require additional effort and cost to comply and compete in this sector. We may also lack the scale to be able to effectively compete in the mobile sector, and competition may increase to the point where meaningful monetization is not possible. Any one of these factors or a combination of these factors may make our move into mobile unsuccessful and materially harm our business, financial condition and results of operations.

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

For the majority of platform-derived revenue, we have historically relied upon agreements with Yahoo! and Google to generate revenue from our dynamic secure search solution. Since the November 2012 renewal of our relationship with Google we have had non-exclusive arrangements with search engine companies, and now generate platform-derived revenue from multiple search engine companies, however the amount of revenue generated from search engine companies other than Yahoo! and Google is relatively small. Platform-derived revenue generated from our active users in certain geographical regions is dependent on Google, as alternative search providers do not generate significant income in those regions. Platform-derived revenue generated from Google accounted for 9% of our total revenue in 2014, a decrease from 28% of our total revenue in 2013 and 44% of our total revenue in 2012. Platform-derived revenue generated from Yahoo! accounted for 15% of our total revenue in 2014, an increase from 9% in 2013 and none in 2012. We have revenue concentration risk as we rely on our contractual arrangements with Yahoo! and Google for a significant portion of our revenue and we cannot guarantee that the revenue generated from the Yahoo! and Google sourced search agreements will continue.

In 2014, we renewed our search agreements with Yahoo! and Google on a non-exclusive basis, for a term of 36 months and 16 months respectively. We anticipate that Yahoo! and Google together will continue to account for a significant percentage of our revenue.

Search engine companies pay us a percentage of any search revenue generated whenever a user clicks on an ad (also called a sponsored link) served by that search engine company and hosted on one of our search domains. Our customers can access our secure search via the toolbar, default search, address bar or our search homepage. Any decline in the popularity of our products or a search engine we utilize could result in a decrease in revenue from this source under our agreements with search engine companies. Further this remains a competitive and dynamic marketplace and many of the participants, including but not limited to browser providers, search engine providers or other search providers, may make changes to their policies, guidelines or products which impact the operation of their search activities and in consequence impact our presence in the marketplace. These changes could require us to modify or suspend certain activities relating to our toolbar or search solutions, which could be costly for us to implement or lead to a reduction in the number of search customers and impact revenue. For example, Google released guidelines in February 2013 that restrict our ability to change our customers search settings. We may also need relevant applicable search engine companies’ permission to offer the toolbar or our dynamic search solution in a form other than that previously approved in connection with our initial contracts, which, if they did not grant such permission, could adversely impact our ability to generate revenue by preventing us from offering the toolbar or search solutions as we otherwise would. In addition, the search engine companies may terminate their respective agreements with us if the advertising revenue generated, query volume or traffic quality through our dynamic secure search solution falls below a certain level over a certain time period, and they have other customary termination rights under the agreement, including upon a change of control. Similarly, the revenue share under such agreements varies according to the amount of traffic we deliver to each search engine. The agreements with Yahoo! and Google expire on June 30, 2017 and March 31, 2016 respectively. Neither search engine company is under any obligation to renew its agreement. If, upon the termination or expiration of our agreements, we fail to enter into new agreements with Yahoo! or Google or a similar search provider on substantially the same or more favorable terms, our revenue would significantly decrease. We may also be unsuccessful in diversifying our search revenue and Yahoo! and Google will likely remain responsible in the near term for the majority of our platform-derived revenue, so we will likely continue to have significant revenue concentration risk.

If we are unable to diversify platform-derived revenue beyond secure search, our business, financial condition and results of operation will be negatively impacted.

A key aspect of our strategy to maximize the value of our active user base by indirect monetization occurs when we receive payments from third parties for activities undertaken by our user base but for which the user does not pay directly. Historically our platform revenue has been almost exclusively derived from our relationships with search providers. While we have sought to diversify this revenue stream outside of the search business, and in particular we are currently seeking to expand our revenues in mobile advertising, these diversification activities to date have not yielded any meaningful revenue. As our search-based platform revenue declined in 2014 and, following the exit from the third party search distribution business, is expected to further decline in the future, the diversification of our platform business to areas outside of search has gained greater importance if we are to maintain our revenue growth.

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

The needs of our customers and the threats they face evolve constantly. For example, in the endpoint security market, hackers and cybercriminals continuously develop and employ increasingly sophisticated techniques to penetrate systems and networks and access information. Although the market expects timely introduction of software solutions to respond to new threats, the development of these solutions can be challenging and time-consuming. We may experience delays in the introduction of new solutions, updates, enhancements and features. This risk is expanding as the product portfolio grows. At the same time, the mobile market is changing faster than the PC market, thus increasing the need for timely introduction of new security solutions. If we fail or are perceived to fail to respond to the rapidly changing needs of our users by developing and introducing on a timely basis Internet security solutions that effectively protect against new security threats, our competitive position, reputation and business prospects could be harmed.

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

Our ability to attract new users and to maintain or increase revenue from existing users depends largely upon our ability to continue providing competitive new products and enhanced solutions that meet the changing needs of our target user base as these needs arise. In 2014, the most important additions to the product portfolio were AVG Zen, AVG Managed Workplace and Location Labs products. If either these or similar new products fail to gain acceptance, our business, financial condition and results of operations may be adversely affected. We plan to continue to invest in acquisitions, and to increase spending on research and development, marketing, promotion and sales of our products and online services, with new features, functionalities, enhancements and upgrades. Acquisition of new companies and products creates integration risk, while development of upgrades and new products and online services involves significant time, labor and expense and is subject to risks and challenges including management of the length of the development cycle, adaptation to evolving industry standards, entry into new markets, integration into our existing product line, regulatory compliance, evolution in sales methods and acquisition and maintenance of intellectual property rights. If we fail to launch these upgrades or new solutions on time, or they do not achieve widespread market acceptance, do not meet user expectations, do not operate in an efficient manner, otherwise create the perception of slow operating performance, or generate revenue that is not sufficient to recoup or justify the cost of development, our business, financial condition and results of operations may be adversely affected.

If our new desired positioning as the online security company fails to achieve widespread market acceptance, our competitive position and business prospects will be harmed.

We are undergoing a strategic pivot, with an aim to becoming the online security company, protecting data, devices and people. This positioning takes the concept of security to a higher, multi-platform and multi-device level. The launch of AVG Zen in 2014 and its continued development is critical in delivering on this positioning. The risks associated are now expanding from a single-product level to the additional risks associated with a multi-platform, multi-device strategy. Our failure to produce the right software solutions to manage that or to achieve market acceptance would negatively impact our competitive positioning and business prospects.

A significant and currently increasing percentage of our total revenue comes from purchases of subscriptions to our premium products, which must by their terms be renewed by our users to remain in force.

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

We generally provide our premium Internet security solutions pursuant to one-year and two-year subscriptions, after which the relevant product or services either cease to operate or are no longer updated with the latest online threat information (rendering the product increasingly less useful as new threats emerge). In 2014, subscription revenue accounted for approximately 75% of our total revenue, compared to 62% of our total revenue in 2013. While we offer subscription users the option to renew their subscriptions, a significant portion of our subscription users choose not to do so. We have taken steps to increase our renewal rates by, for example, adding an auto-renew option on some of our premium products and online services, but there can be no assurance that these efforts will be successful in increasing our renewal rates. The majority of users purchasing a license online in 2013 opted for auto-renewal. The European Union, or EU, introduced the EU Consumer Rights Directive, enforced in EU member states from June 2014, that restricts the use of auto-renewals, and we have implemented a new annual subscription model which is compliant with this Directive. As a consequence, the growth of our subscription revenue depends significantly on attracting new subscription users. Furthermore, the success of our annual subscription model is dependent on maintaining high levels of credit card authorization rates, which are subject to factors outside our control. For example, recent high-profile data thefts, particularly in the U.S., have necessitated the wholesale replacement of consumer credit cards and resulted in a decline in credit card authorization rates. Any failure to maintain or improve the renewal rates of our subscription users or to attract new subscription users could have a material adverse effect on our results of operations.

Furthermore, our ability to measure the conversion of free users into subscription users is limited as there are multiple upgrade paths to our premium products and online services. We are currently not able to track accurately the conversion of customers from acquired companies. If we are unable to effectively track changes in conversion rates, regardless of the reason for such changes, we may be unable to react to changing market dynamics, and this may negatively affect our growth and revenue. Uncertainty about the renewal rates of our subscription users also limits visibility with respect to future subscription revenue.

We are also planning to adapt our business model going forward for both SMBs and consumers to move towards a SaaS model which may involve customers paying on a monthly basis rather than the current annual prepayment. Such a change may result in reduced customer retention and cash flow if our customers fail to adopt our new billing methods.

Our business will suffer if the SMB market for our products and online services proves less profitable than projected or if we fail to effectively acquire and service SMB customers.

We market and sell a significant proportion of our products and online services to SMBs which in 2014 represented 16% of our revenue, 21% of which was derived from a hosted SaaS model. We are seeking to continue to transition this business towards a SaaS based model. Some resellers or customers however may be reluctant to move to SaaS solutions. In addition, if we are unable to maintain required service levels because of product or infrastructure failures our SaaS model might become less profitable. Some of our competitors, by contrast, have emphasized sales to larger enterprises, which are attractive customers due to the high revenue and low relative costs they offer per transaction and high renewal rates. SMBs frequently have limited budgets and may choose to allocate resources to items other than our products and online services, especially in times of economic uncertainty. We believe that the SMB market is underserved, however, and we intend to continue to devote substantial resources to it. We aim to grow our revenue by adding new SMB customers, selling additional services to existing SMB customers and encouraging existing SMB customers to renew their subscriptions to our premium products and by the transformation of the business into a SaaS model. If the SMB market fails to be as profitable for us as we project, we are unable to market and sell our services to SMBs effectively or we are unable to successfully transform this business into a SaaS model, our ability to remain profitable may be harmed.

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

Our main competitors fall into the following categories:

•	vendors with “freemium” pricing like our own, such as Avast!, Avira, PC Tools (which was acquired by Symantec), Carbonite and Dropbox;

•	traditional vendors such as Intel Security (formerly McAfee, which was acquired by Intel Corporation), Symantec and Trend Micro (which primarily provide software solutions, including security software, for large enterprises) and Eset, Kaspersky Labs, Panda Software, Sophos, Bit Defender, Rising, Kingsoft, Check Point and F-Secure (which offer more customized and segment-focused products);

•	vendors offering PC optimization products, such as UniBlue;

•	secure search toolbar providers;

•	SMB SaaS players such as Kaseya and Solarwinds;

•	other vendors in the emerging mobile market, such as Lookout, NQ Mobile and Cheetah Mobile;

•	large corporations offering a wide variety of products, only a few of which compete with ours, such as Microsoft, Google, which recently introduced free security software solutions, Apple, which offers cloud-based data protection, Qihoo, Tencent and Facebook; and

•	vendors providing services adjacent to security as we expand our product offerings, such as Lifelock and Life 360.

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

Software vendors have increasingly employed a “cloud-based” or SaaS business model in which vendors host applications for use by customers over the Internet. This model may disrupt existing models like the model we employ for most of our products and online services, based on software downloaded from the Internet that resides on a user’s hard drive. Our competitors, including new cloud-based entrants or larger competitors with greater resources to shift to a new model, may have success with cloud-based provision of software, decreasing the demand for those of our products based on another model or new and existing products we may provide using the SaaS model, such as in the SMB market.

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

As a consequence of the need to attract and retain highly skilled personnel and given the technology focus of our business, our legal entities, operations and management team are widely spread. For example, we have significant operations throughout Europe, the United States and Canada and the placement of our management team reflects this distribution. This could result in the business not running as smoothly as if all employees and management were situated in one location.

Our failure to adequately protect our customers’ personal data and information or to comply with applicable laws, regulations and other obligations relating to privacy and data security could have a material adverse effect on our business.

A wide variety of provincial, state, national and foreign laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data and information. These data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. By acquiring Location Labs in 2014 and integrating its product portfolio, this risk has also expanded. Failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement action, including fines, imprisonment of Company officials and public censure, claims for damages by customers and other affected individuals, damage to reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have a material adverse effect on our operations, financial performance and prospects. Evolving and changing definitions of personal data and information, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the use or sharing of personal data and information. We offer a privacy product which monitors consumers’ exposure to potential privacy breaches. As a provider of privacy products, any breach of the regulations or loss of customer data would have a potentially negative impact on our reputation in the privacy and security market. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our products and services by current and future customers.

We are subject to privacy laws, which have become increasingly stringent.

We collect and process personal data (including email addresses, IP addresses, device identifiers, customer satisfaction data, physical names and addresses, customer service issues and website visits) as part of our business. In addition, a majority of our online customers purchase our services online with a credit card. As a result, we must comply with both data protection and privacy laws and standards adopted by credit card issuers. Those laws and standards regulate and restrict our ability to collect and use personal data and information relating to customers and potential customers. This could impact our strategy for future growth, which involves greater interaction with our customer base. For example, in the EU, the Privacy and Electronic Communications Regulations (PECR) or “Cookies Law”, relating to the use of “cookies” and the solicitation, collection, processing or other use of personal data and information, have been enacted by most jurisdictions across the EU impacting our ability to monitor and monetize our customers’ interaction patterns. We see an increase of interest by data protection authorities in the use of non-personal data and information, and the introduction of the principle that such data should be treated like personal data. A new EU regulation proposes increased penalties of up to 5% of gross annual world-wide revenue or €100 Million (whichever amount is higher) for non-compliance. This regulation may be enacted in 2015 or early 2016.

In the United States the new proposed Consumer Privacy Bill of Rights applies to any U.S. individual’s personal data, including aggregated data. The new proposed Personal Data Notification and Protection Act would create a U.S. national standard for breach notification and establish a 30-day notice requirement upon discovery. We also noted a trend away from “Opt Out” and toward “Opt In” principles compliant with the Canadian and EU jurisdictions.

Additionally, the requirements imposed by data protection laws and regulations in one jurisdiction can conflict with laws and regulations, and the demands of regulators and other governmental authorities, in other jurisdictions. For example, U.S. authorities can demand access to data that is accessible to or controlled or collected by our group companies. If any of this data includes personal data and/or confidential information, it is possible that any such disclosure could cause us to breach data protection and privacy laws and regulations in one or more member states of the EU or other jurisdictions.

These developments in laws and regulations, and any future developments, could require additional effort in the handling of data once collected, make us liable for, or failure to promptly detect, breaches of data protection and privacy laws and regulations; impact our current data collection model and plans to optimize on its financial potential; and impact on our ability to build additional commercial partnerships.

Our data security defenses could be breached.

Notwithstanding our efforts to secure our IT, data security and other systems, we are exposed to the risk that this personal data and information could be wrongfully accessed or used, whether by employees, customers or other third parties, or otherwise lost or disclosed or processed in a manner that violates applicable data protection laws and regulations. For example, the business that Locations Labs operates requires it to store location data with respect to children of subscribers on our servers, as well as other potentially identifiable information that is potentially more attractive to hackers than the data we had previously been collecting, which may increase the likelihood of attempted attacks against us. Any breach of security of this or other personal data would negatively impact our credibility and could result in a negative impact on our brand.

In certain jurisdictions where we operate, we are under an affirmative legal obligation to notify the appropriate government authorities or data subjects in circumstances where personal data and information may have been wrongly accessed or used, or otherwise lost or disclosed. Efforts to mitigate and comply with such laws, and even the perception of a data security breach, increase the risk that such incidents will lead to sanctions (including fines and other penalties), claims by data subjects and disclosure leading to public knowledge of the breach, potentially causing reputational damage to our business. Under the new EU Regulations the European Commission is considering proposals to broaden the obligation to implement security measures and report security incidents, and similar proposals may be made in the U.S. and there have been increased enforcement actions by the FTC against firms that are non-compliant. We may be subject to such security breaches, leading to reputational or direct economic damages. We may also be unable to provide adequate systems or controls to allow us to effectively mitigate the impact of such breach or may not have adequate preventative or detective controls to allow us to fulfill our disclosure obligations in a timely manner, all of which could impact our business significantly.

Regulation of the Internet and the lack of certainty regarding application of existing laws to the Internet could substantially harm our operating results and business.

We are subject to laws and regulations applicable to doing business on the Internet over both PCs and mobile devices. It is often not clear how existing laws governing issues such as property ownership, sales tax and other taxes, libel and personal privacy apply to the Internet as these laws have in some cases failed to keep pace with technological change. Recently enacted laws governing the Internet could also impact our business. For instance, existing and future regulations on taxing Internet use or transactions or restricting the exchange of information over the Internet could result in reduced growth or a decline in the use of the Internet and could diminish the viability of our services. In particular, the EU has approved rules to restrict the use of automatic renewals (and the U.S. is considering similar proposals), and we have implemented a new annual subscription model which is compliant with the EU requirements. The new annual subscription model may reduce the renewal rate of and subscription revenue for our premium products. Furthermore, it is possible that governments of one or more countries may censor, limit or block certain users’ access to our websites. Changing legal, regulatory and industry standards and industry self-regulation regarding the collection, use and disclosure of certain data may have similar effects. Any such adverse legal or regulatory developments could substantially harm our operating results and our business.

Regulation of the platforms for application distribution and installation by industry players like Google and Apple and industry standards organizations could substantially harm our operating results and business.

Distribution, installation, design and operation of our products is subject to guidelines controlled by third parties who control the platforms and environment in which our products operate, such as Google, Apple, Microsoft and Mozilla. Additionally, there are standards bodies being formed that will govern behavior of vendors across the industry. In recent years, these guidelines have become stricter and more frequently enforced. For example, certain search engine companies have made and may in the future unilaterally make changes to their policies and guidelines, such as deciding to make all acceptances of such products opt in rather than opt out, which impacts our acceptance rates negatively. These changes could require us to modify or suspend certain activities relating to our toolbar or search solutions, which could be costly for us to implement or lead to a reduction in the number of search customers and impact revenue. Additionally, certain mobile phone operating systems have continued to make changes to their app store guidelines which have resulted in an increased risk of applications being removed and features limited.

Further changes to these guidelines in the future may negatively impact our ability to control the features of our products, our ability to distribute our products and our business, financial condition and results of operations.

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

We have implemented an export control compliance program, which is intended to prevent access to our products to denied persons and to users located in prohibited countries as listed by the U.S. Commerce Department’s Bureau of Industry & Security (“BIS”) and the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). Our products are primarily free mass market software products and we believe we are in compliance with applicable export controls laws and economic sanctions and have taken and continue to take the necessary actions to prevent the access of our products to denied persons and to users in prohibited countries.

Previously, we filed voluntary self-disclosures with OFAC and BIS to report occasional distributions of our products in Cuba, Iran, North Korea, Sudan and Syria during the five years before our IPO. We implemented a remediation plan, and the matters were closed without the imposition of any fines or penalties on us. In December 2011, we received a cautionary letter from OFAC and in November 2013, we received a warning letter from BIS. However, there can be no assurance that our compliance policies, procedures and controls will be effective to prevent future violations. If we are found to be in violation of BIS, OFAC or similar regulations in the future, we may face criminal and civil penalties and reputational harm, which could have a material adverse effect on our business and financial results.

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

Any defects, errors or vulnerabilities may cause interruptions to the availability of our software and result in lost or delayed market acceptance and sales, or may require us to issue refunds to our customers. Security products are critical to the businesses of many of our customers, which may make them more sensitive to defects in our products than to defects in other types of software. We could face claims for product liability, tort, breach of warranty or damages caused by faulty installation of, or defects in, our products. In addition, we need to maintain service levels and we could face service liability claims. In the event of claims, provisions in our contracts relating to warranty disclaimers and liability limitations may be unenforceable. Defending a lawsuit, regardless of its merit, could be costly and divert management attention. Defects, errors and vulnerabilities may also lead to loss of existing or potential customers, to diversion of development resources, or to increasing our services, warranty, product replacement and product liability insurance costs, and may damage our reputation. Our product liability insurance coverage may be inadequate or future coverage may be unavailable on acceptable terms or at all.

The value of our products and online services is partially dependent on the quality of our support services and our failure to offer adequate support services could have an adverse effect on our reputation and results of operations.

Our users depend on us and, to some extent, on our user community, to resolve installation, technical or other issues relating to our software solutions and online services. We consider a high level of service to be critical for the successful marketing and adoption of our software as well as for retaining our existing users. In providing the required level of service, we rely in part on the feedback and knowledge shared through our active online user community. Also, we have outsourced certain of our consumer support functions to third-party service providers, which may fail to perform at the level specified in our contracts with them. We also now provide a service in certain geographies where free user support is available for free users. Our service level agreements with our customers on the availability of our SaaS products are important to us and therefore need to be maintained. If we, our user community or our third-party service providers do not provide accurate technical assistance or otherwise succeed in helping our users resolve issues related to the use of our software solutions and online services, we may find ourselves in breach of SLAs. For example, we have in the past been notified of a breach of a service level agreement, and while the breach was remedied and did not result in any penalty, there can be no assurance that breaches will not occur in the future that could harm our business, results of operations and reputation. Similarly if we are unable to successfully operate the model for free user support for free users or the basis for the operation of that model changes, then our financial results may be negatively impacted or we may be forced to discontinue the service which could damage our reputation.

Our current operations are international in scope and we plan further geographic expansion, creating a variety of operational challenges.

Our offices, personnel and customers are dispersed around the world. We face difficulties including costs associated with developing software and providing support in many languages, varying seasonality patterns, potential adverse movement of currency exchange rates, longer payment cycles and difficulties in collecting accounts receivable in some countries, tariffs and trade barriers, a variety of regulatory or contractual limitations on our ability to operate, adverse tax events, reduced protection of intellectual property rights in some countries and a geographically and culturally diverse workforce and customer base. The geographic distribution of employees in particular has expanded over time and we plan to continue this expansion as we move employees away from our traditional operational center in the Czech Republic. In particular, during 2014, we completed new acquisitions in Brazil, U.S. and Northern Europe. Failure to overcome any of these difficulties could negatively affect our results of operations. We intend to further expand our operations globally by initially seeking to expand our user base, developing a local version of our product, seeking to introduce localized services and finding a local distributor to manage the distribution of our premium solutions. If these efforts are unsuccessful in creating and expanding our global user base, or if our expansion increases the difficulties of running a global company, our results of operations could be harmed.

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

As of and after March 31, 2014, we have defined active users as those that (i) have downloaded and installed our free software on a PC and have connected to our server at least once in the previous 30 days (ii) represent a unique mobile device, which has contacted our server once in the preceding 30-day period, (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. Previously, we defined active users as those that (i) have downloaded and installed our free software on a PC and have connected to our server at least twice, including at least once in the preceding 30-day period, (ii) represent a unique mobile device, which has installed one or more of our mobile applications, from which at least one application has contacted our server twice in the preceding 30-day period (with at least 24 hours between the first and second contact), (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. The changes as outlined above had an immaterial impact on PC users and led to an increase in the net number of mobile users of 2.4 million as of March 31, 2014. The presented comparative active user numbers for 2013 are based on the previous definition of active users.

Subscription users are active users who subscribe to our premium products and online services, the primary component of our subscription revenue. We have not historically recognized unique users with a valid subscription license to our AVG-branded PC optimization product as subscribers. However, as of and after December 31, 2014, we are including our AVG-branded PC optimization product unique users in our total user count, included where the users have not subscribed to any other AVG products, which results in a 0.7 million higher number of unique subscription users being recognized. If we had recognized unique users of our AVG-branded PC optimization product as subscribers as of December 31, 2013 and December 31, 2012, our subscribers at such dates would have been 0.6 million higher and 0.6 million higher, respectively. Of the total AVG-branded PC optimization product users, the proportion that are unique is estimated at 48% and 58% as of December 31, 2013 and December 31, 2012, respectively. We include in the number of free users those with trial licenses and licenses distributed for promotional purposes. We believe that our methodology for counting our user base is more conservative than methodologies used by other software companies, some of which count users with less frequent interaction.

We will continue to attempt to improve the accuracy of our measurement of the numbers of our active users, but we cannot provide assurance that we will be successful in doing so. For example, we have made various adjustments to our counting methodology over time, including by changing the way users are recognized and counted during upgrade campaigns. While we believe these adjustments have improved the overall accuracy of our user numbers, we have still discovered some errors. As a result, we also introduced two new systems for counting user numbers. However, this project is ongoing and will not be fully implemented until all users have migrated to the new version of our products. Once these counting systems are fully implemented, based on initial results, we expect that we will have greater confidence in the accuracy of our user counts, but these systems remain new and have not been tested over time, and there can be no assurance that they will meet our expectations. We seek to analyze and eliminate any double count of the number of active users who are using our search product or our PC optimization product as well as our PC security product in our user base.

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

As new products such as those in the Locations Labs portfolio and AVG Zen gain traction, we expect to continue to change our method of counting users to reflect more relevant metrics. Furthermore, product design developments may also results in new ways of counting users. Our customers using new products in unexpected ways may give us difficulties in recording or accurately reflecting in any given way our user count. Any change in the way we count our users may make it difficult to compare our operating results and financial results with prior periods.

We depend on download sites and search engines to attract a significant percentage of our users and if those sites or search engines change their listings, increase their pricing or experience a material reduction in their online traffic, our ability to attract new users would be adversely affected.

Many of our users locate our products and online services and our website through download sites and search engines. A significant number of new users of our endpoint security solution acquire that software through just one of the many download sites that features our products, CNET’s Download.com website. If any of our key download sites such as Download.com cease to feature or carry our solutions or traffic to them declines, fewer potential users may download our products, particularly our AVG Anti-Virus Free Edition. Search engines typically provide two types of search results – algorithmic and purchased listings – and we rely on both types. Algorithmic listings cannot be purchased and are determined and displayed based on criteria formulated by the relevant search engine. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If the search engines on which we rely for algorithmic listings modify their algorithms in a manner that reduces the prominence of our listings, fewer potential users may click through to our websites, requiring us to resort to more costly methods of attracting this traffic. Furthermore, the majority of our traffic from search engines came from two sources, Yahoo! and Google. This traffic is unrelated to our agreement with Google to steer search queries to Google in connection with our dynamic secure search solution. The concentration of search traffic from a few search engines increases our vulnerability to potential algorithm modifications by that search engine. Any failure to replace the traffic to our website coming from search engines could reduce our revenue or require us to increase our customer acquisition expenditures.

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

In 2014, a significant part of our total revenue was comprised of sales into the U.S. and we are therefore exposed to conditions in the U.S. Any continuation of or further deterioration in these conditions or a reduction in consumer or small business information technology spending for any reason could result in a downturn in sales of our premium software solutions or adoption of our online services such as our hosted SaaS offering, which, in turn, could have a material adverse effect on our growth, business, revenue and results of operations.

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

We may be required to expend significant resources both to protect us against system architecture and network failure and disruption and to enable us to grow or sustain our business.

Our core web server content is stored in four data centers, which are located in Amsterdam, London, Toronto and Prague. Virus definition files are sent to Akamai Technologies GmbH, a content delivery network, for distribution to our customers and backed up at our primary and secondary data centers, which are located at separate sites for redundancy purposes. While we have disaster recovery plans for critical business systems, we currently do not have written or formal business continuity plans with regard to our virus research and systems in general. Furthermore, our systems are composed of various components which were not designed to interoperate with one another, potentially leading to significant system breakdowns. Although we believe we have the technical knowledge necessary to mitigate problems relating to our systems and system architecture, we may at any time be required to expend significant capital or other resources (including staff and management time and resources) to protect ourselves against network failure and disruption, including the replacement or upgrading of our existing business continuity systems, procedures and security measures. In addition, our evolving business model and growth plan will require expansion and upgrading of our systems to support additional users, localities, products and online services. These expansions and upgrades will likely consume significant capital and managerial resources.

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

We may become subject to unanticipated tax liabilities that have a material adverse effect.

AVG Technologies N.V. is a company incorporated under the laws of the Netherlands and on this basis is subject to Netherlands tax laws as a Netherlands resident taxpayer. We believe that it is resident solely in the Netherlands for tax purposes and that we, and generally, the holders of our shares, can rely on this position for purposes of the application of tax treaties between the Netherlands and other jurisdictions. However, if our tax position were successfully challenged by applicable tax authorities, or if there were changes in the tax laws, tax treaties, or the interpretation or application thereof (which could in certain circumstances have retroactive effect) or in the manner in which we conduct our activities and manage our operations, AVG Technologies N.V. could be considered or may become a resident of a jurisdiction other than the Netherlands, which could subject us to unanticipated tax liabilities, possibly on a retroactive basis and holders of our shares could become subject to different tax treatment in respect of the acquisition, holding (including in respect of dividend payments on our shares or other distributions), redemption or disposal of our shares.

Challenges by various tax authorities to our international structure may, if successful, increase our effective tax rate and adversely affect our earnings.

We are a Dutch public limited liability company holding subsidiaries that operate in multiple jurisdictions in addition to the Netherlands, including the United States, Czech Republic, Germany, Cyprus, United Kingdom, Israel, France, Australia, Canada, Switzerland, China, Spain, India, Norway, Denmark, Sweden and Brazil. We have undertaken, and may in the future undertake, internal re-organizations which alter the proportion of people, resources and revenue in any given jurisdiction over time.

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

Changes in such tax laws, regulations, related interpretations and tax accounting standards in the United States, Czech Republic, Germany, Cyprus, United Kingdom, Israel, France, Australia, China, Canada, Switzerland, Spain, India, Norway, Denmark, Sweden, Brazil and the Netherlands and other jurisdictions may result in a higher tax rate on our earnings, which may result in a significant negative impact on our earnings and cash flow from operations. Governments are increasingly considering tax law changes as a means to cover budgetary shortfalls resulting from the recent economic environment. If such proposals were enacted, or if modifications were made to certain existing tax treaties, or if tax authorities were to change their interpretations of such existing laws or treaties, the consequences may have a material adverse impact on us, including increasing our tax obligations, increasing costs of our tax compliance or otherwise adversely affecting our financial condition, results of operations and cash flows.

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

The Dutch government has approved legislation limiting the deductibility of interest. The law limits the interest deductions in respect of all loans used to acquire a Dutch target company which is either (i) included in a corporation tax consolidation (i.e. fiscal unity) with the acquirer or (ii) merged with the acquirer. Interest expenses incurred on borrowings obtained to finance such acquisition structures would be deductible against the stand-alone taxable income of the acquirer only (i.e., in effect, the fiscal unity or legal merger is disregarded). A grandfathering applies for leveraged acquisitions that resulted in the inclusion of the Dutch target company in a fiscal unity or legal merger with the acquirer before November 15, 2011. The legislation should not limit the tax deductibility of the interest payable by us under our current indebtedness, including indebtedness in relation to

Location Labs. However, in certain circumstances if we were to incur new indebtedness, the legislation would limit the tax deductibility of the interest payable by us in the future and could therefore have a material adverse effect on our financial position and results of operation.

U.S. states may seek to impose state and local business taxes.

Even if our non-U.S. entities are not subject to U.S. federal income tax, those entities could still be liable for U.S. state and local business activity taxes based upon income or gross receipts. States generally impose business activity taxes on entities deriving revenue from customers located within the state, owning or leasing property in the state or employing personnel in the state. States are becoming increasingly aggressive in asserting nexus for business activity tax purposes. Therefore, in states where we have customers, employees, agents or any activity, state tax authorities may attempt to assert nexus. If, based on our sale of products or services in the state, a state tax authority asserts that our activities give rise to nexus, we could be subject to an increased state and local tax obligations.

EU state aid investigations by European Commission may lead to increased tax obligations on us.

The European Commission has recently launched investigations into whether certain rulings by tax authorities in Luxembourg, Ireland, and the Netherlands comply with state aid restrictions in the EU. Under EU law, certain types of state aid are not permissible, and selective tax advantages for particular taxpayers may constitute state aid under those rules. The investigations examine whether rulings given to particular taxpayers provide undue advantages to those taxpayers. If a ruling is determined to constitute state aid that is incompatible with EU law, the taxpayer may be required to repay that aid, i.e. essentially, the taxes that would have been due in the absence of the state aid. If the European Commission starts investigations and successfully challenges our tax rulings with Dutch tax authorities, we could be subject to increased tax obligations.

We have adapted our systems and processes to comply with new value-added tax (“VAT”) regulations in the EU entered into force as of January 1, 2015, and any failure to comply could have an adverse effect on our reputation and business.

Effective January 1 2015, all businesses that supply e-services, broadcasting or telecommunications services to EU consumers are required to charge VAT at the rate of the member state where the customer is based, instead of at the rate where the business is based. These changes are the final phase of the “VAT Package” within EU Council Directive 2008/8/EC of February 12, 2008, amending Directive 2006/112/EC as regards the place of supply of services. This rule has applied to non-EU suppliers for many years, but is now applicable to suppliers based within the EU, including us. To simplify the process of collection and accounting for VAT in the twenty-eight member states of the EU, a mini-one-stop-shop registration scheme (“MOSS”) will enable suppliers to register for VAT in only one member state, instead of in every country where it has customers.

As a consequence of this change, we have adapted our systems and processes to ensure we can accurately determine the member state of residence of customers in the EU so that we can collect VAT at the correct rate and remit it to the tax authorities. If we are unable to effectively maintain these systems and processes, we may risk penalties for non-compliance as well as any potential costs of paying VAT that we may fail to collect, together with associated interest, or in refunding customers where we may have incorrectly collected VAT. Any non-compliance with our obligations to collect and pay VAT, or any impact on our customers in the EU from an inadequate VAT collection process, could have an adverse impact on our reputation and on the willingness of customers to do business with us, potentially leading to a reduction in active users and in revenue. The Dutch tax authorities furthermore granted us a MOSS registration number.

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

Historically, we have taken the position that our sales of software delivered over the Internet are not subject to sales/use taxes in the states in the United States. This conclusion was based on one or both of the following propositions: (i) many states do not impose sales/use tax on electronic delivery of our products; and (ii) AVG eCommerce CY Limited, operating our search partnerships and third party search distribution, did not have a physical presence and did not have nexus in any state in the United States. However, it is possible that a state or local jurisdiction in which we do not charge and collect sales/use tax or other transaction taxes could assert that we should have previously been collecting such taxes in prior periods; if successful, such challenges could require us to pay substantial amounts of taxes, interest and penalties, which could have an adverse effect on our business.

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

We rely on software licensed from third parties to offer some of our services and software solutions, including server software from Mailshell, and other third-party technology. In addition, we may need to obtain future licenses from third parties to use intellectual property rights associated with the development of our solutions, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any third-party software required for the development and maintenance of our solutions could result in interruptions or delays in the provision of our solutions until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or an interruption in our solutions which could result in legal disputes, claims and proceedings, including class action law suits, and harm our business.

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

Because of the nature of our business, including development and acquisition of intellectual property rights and the hiring of employees formerly employed by competitors, we are and could become further subject to claims, some of which could be material, of infringement by competitors and other third parties with respect to current and future software solutions, patents, trademarks, copyrights, licenses or other intellectual property rights. In addition, we license and utilize certain third-party “proprietary” and “open source” software as part of our solutions offering. If an author or another third party that distributes such third-party or open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, required to disclose and/or provide part of the source code of our proprietary software for no fee, enjoined from the sale of our services, and/or required to comply with conditions that could disrupt the distribution and sale of some of our services.

To the extent that we gain greater visibility and market exposure, we may face a higher risk of being the subject of intellectual property rights infringement claims. Moreover, some of these claims may involve patent holding companies (non-practicing or non-operating entities) or other adverse patent owners who have no relevant product revenue of their own and against whom our own patent portfolio may therefore provide little or no deterrence. Any claims of infringement by a third party, even those without merit, could damage our reputation and the value of our brand, cause us to incur substantial defense costs and distract our management and employees from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent or limit us from offering our software. In addition, we might be required to seek a license for the use of the infringed intellectual property rights, which may not be available on commercially reasonable terms or at all. Alternatively, we might be required to develop non-infringing technology, which could require significant effort and expense and which might not be successful.

Third parties may also assert infringement claims relating to our software against our partners or customers. Any of these claims might require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims. If any of these claims were to succeed, we might be forced to pay damages on behalf of our partners or customers, which could adversely affect our business.

Protection of our intellectual property rights is currently limited and any misuse of our intellectual property rights by others could adversely affect our revenue and results of operations.

Proprietary technology used in our software is important to our success. To protect our intellectual property rights related to our software, products, services, solutions and development, we have to date focused primarily on patents, trademarks, copyrights, trade secrets, confidentiality procedures and protections afforded by contractual provisions. For example, we have registered trademarks such as “AVG” and our logo in the United States, the EU and in various countries throughout the world where we currently do business or are planning to do business.

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

Currently we have several patent applications pending in various jurisdictions, including the United States, the European Patent Organization and Canada, and filed under the Patent Cooperation Treaty. For example, we have applied for patent protection for our LinkScanner technology, as well as our software for detection of harmful software and code analyses. We do not know whether any pending patent applications we have filed or will file in the future will result in the issuance of patents. The laws of countries in which we file for patents, including the United States, are evolving and uncertain in the software space. Moreover, any patents that have been granted to us or may be granted may be opposed, contested or designed around by a third party, or may be subject to other limitations. We therefore may not receive significant competitive advantages from any patent rights that have been or that may ultimately be granted to us.

In addition to our direct sales and distribution channels, we rely on third-party distributors and resellers to sell or distribute our software. If we fail to sell or distribute our products effectively through our third-party distributors and resellers, our results of operations could be adversely affected.

Software sales made indirectly through third-party distributors and resellers accounted for 17.9% of our total revenue in 2014, and although it may decline, we expect this sales channel to continue to represent a significant portion of our total revenue particularly as our SMB SaaS business continues to develop as this is primarily sold through distributors and resellers. We have limited control over the amount of software that these indirect sales partners purchase from us or sell on our behalf. Weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. Furthermore, a change in the credit quality at one of our distributors or other counterparties can increase the risk that such counterparty is unable or unwilling to pay amounts owed to us, which could directly or indirectly (through a disruption in our distribution network) have a material adverse effect on our results of operations. Any material decrease in the volume of revenue generated by our indirect sales channels could adversely affect our revenue and results of operations.

In 2012 we began to distribute our stand-alone search product via third parties and pay them a bounty for distribution. End users adopt our stand-alone search solution and hence our dynamic search solution as a result of this distribution and we generate revenue from the search activity of these users. These deals generated a significant proportion of our platform growth in 2012. There were significant changes in the search distributions market during 2013 which were initially triggered by the Google guideline changes that became effective in February 2013. Developments in this market led us to announce our plan to gradually exit the third party search distribution business in November 2013. As of December 31, 2014 we are continuing to exit this business in a controlled manner and it represents an immaterial percentage of our business. The revenue we generated depended on the quality and volume of the search activity by our users and as this traffic declined in quality and volume, the bounties we were able to pay became worth more than the search traffic they generated and the results of our operations were negatively impacted.

With the acquisition of Location Labs in 2014, we also expanded our network of third party distributors to include several mobile network operators. These mobile network operators sell the products and services of Location Labs to their own customers by promoting them under their own brands and not under the Location Labs or our brands. While we have certain contractual rights under these mobile network operator agreements, we cannot control the behavior of the operators, and the operators could make changes in their distribution, advertising, or pricing which could negatively impact our user acquisitions and revenue.

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

While we have standard contract terms for our third-party distributors and resellers that allow those parties the flexibility to (subject to export regulations) decide where to sell our solutions and the price at which they are sold, some of our distribution and resale contracts contain provisions relating to exclusivity or allocation of territories and/or minimum price requirements. Challenges to these exclusivity arrangements, regardless of merit, could divert management time and attention and have a material adverse effect on our financial condition and results of operations. This risk may be highest among third-party distribution contracts that we may seek to terminate.

Any material disruption of our relationships with major providers of Internet distribution services, including Akamai and Amazon, and payment services could adversely affect our business.

Third parties supply us with certain products and services that are integral to our business. For example, we depend on Akamai for the distribution of our security software, for software updates to our active users and for acceleration and caching of our Web pages. We consider the possibility of Akamai failing to be remote and we have not developed a formal back-up or business continuity plan in the event of Akamai’s failure. If Akamai’s systems were to fail, we would be able to accommodate the distribution of our software and software updates on our own systems, but the delivery of our content would be significantly slower or we could switch to other CDN vendor. Amazon Web Services (AWS) is used as a Platform-as-a-Service for our AVG ZEN product and is a strategic platform for our future products. Our dependence on AWS is growing. These services are material to our business. Accordingly, any disruption in the relationship between us, Akamai and AWS or between us and one of our Internet payment service providers, including any disruption of service, or the existence of any dispute, may harm our business and results of operations.

We are exposed to risks associated with payment card fraud and payment processing.

Our customers use credit and debit cards to pay for our services and products. We may suffer losses as a result of orders placed with fraudulent payment cards. We, our payment services providers, contracted support partners, reseller network and other partners may not have the means to detect or control payment fraud, which could have an adverse effect on our results of operations. The secure transmission of cardholders’ data and sensitive authentication data is essential to maintain customer and supplier confidence in us. Advances in technology or other developments could make it possible to compromise or breach the technology that we use to protect subscriber and transaction data. It is possible that our security measures may not prevent security breaches, and we may be unsuccessful in protecting against these potential exposures. Security breaches, whether of our system or third party systems, could significantly harm our business or our reputation. In addition, we are currently working on a project to achieve full adherence to the Payment Card Industry Data Security Standard, which is a worldwide information security standard defined by the Payment Card Industry Data Security Standards Council, as required by our payment services providers. The standard was created to help payment card industry organizations that process card payments prevent payment cards fraud through increased controls around data and its exposure to compromise. If we are unable to comply with the standard, or similar standards, or if there is a perceived breach of such standards, such incidents may lead to sanctions (including fines and other penalties), claims by, and increased exposure to potential liability from banks, card holders and others and disclosure leading to public knowledge of such incidents, potentially causing reputational damage to our business. Even if we comply with all of the above regulations, we depend on payment cards authorization procedures that are conducted by third parties and beyond our control.

For payment card transactions we pay interchange and other fees which may increase over time and raise our operating costs and lower profitability. In addition, our payment card fee may be increased by payment card companies if our chargeback rate exceeds certain maximum thresholds. If we are unable to maintain our chargeback rate at acceptable levels, we could be subject to fines and penalties and our ability to use credit debit cards as a payment mechanism may be terminated. Any fines or penalties we are required to pay could adversely affect our results of operations and cash flows. The termination of our ability to process payments on any major payment card could significantly impair our ability to operate and grow our business.

We rely on third parties to provide payment processing services, including the processing of payment cards, and it could disrupt our business if these companies become unwilling or unable to provide these services to us on commercially reasonable terms or at all. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted or otherwise make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept payment card payments from our customers or process or facilitate other types of online payments, and our business and operating results could be adversely affected.

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

In October 2014, we entered into a new credit agreement with Morgan Stanley Senior Funding, Inc., HSBC Securities (USA) Inc., HSBC Bank Plc and HSBC Bank USA, N.A which comprised a term loan facility of up to $200 million (“Term Loan”) and a $50 million revolving credit facility (“RCF”). In December 2014 the Term Loan was increased to $230 million. The facilities were exclusively used for the acquisition of Location Labs, and may be used for other general corporate purposes, including future acquisitions. No amount was drawn on the RCF as of December 31, 2014. This new credit facility replaced the Revolving Credit Facility of $50 million with HSBC Bank Plc, dated April 25, 2013.

Our indebtedness could have important consequences to our business or the holders of our ordinary shares, including:

•	making us more vulnerable to economic downturns and interest rate changes;

•	limiting our ability to withstand competitive pressures; and

•	preventing us from paying dividends on our ordinary shares or other distributions to shareholders.

We are subject to debt covenants that impose operating and financial restrictions on us and could limit our ability to grow our business.

Covenants in our credit agreement impose operating and financial restrictions on us. These restrictions prohibit or limit, among other things, our incurrence of additional indebtedness, the creation of certain types of liens, mergers or consolidations, certain change in control transactions, asset sales, payment of dividends or other distributions to shareholders, investments, transactions with affiliates, or sales to users or partnerships with companies in certain countries. These restrictions could also limit our ability to take advantage of business opportunities. We must maintain a specified leverage ratio measured as of the end of each quarter as a financial covenant under the credit agreement. Our ability to comply with this ratio may be affected by events beyond our control, including prevailing economic, financial and industry conditions.

Under the credit agreement, a change in control in our Company, which means that a shareholder or a group of shareholders is or becomes the beneficial owner, directly or indirectly, of more than 35% of the total voting power of the voting stock of the Company would require mandatory prepayment of the outstanding debt.

If we are unable to comply with the covenants and ratio in our credit agreement in the future, we may be in default under the agreement. A default would result in an increase in the rate of interest and may cause the loan repayment to be accelerated. This could have a material adverse effect on our business.

Changes in the relative value of currencies against the U.S. dollar could adversely affect our results of operations.

At the parent company level, our reporting currency is the U.S. dollar and our revenue and costs are reported in U.S. dollars. The majority of our revenue is earned in U.S. dollars while a significant portion is also earned in Euros and in other currencies, including British pounds, Australian dollar, Canadian dollar and Czech crown.

A substantial portion of our costs are incurred in currencies other than the U.S. dollar, namely, Euro, Czech crown, British pound, Israeli shekel and Australian and Canadian dollars. We are exposed to transaction currency risk from fluctuations in exchange rates between the U.S. dollar and British pound, Czech crown, Israeli shekel, Australian and Canadian dollar and Euro and to a lesser extent Swiss franc, Norwegian and Danish krona and Brazilian real. In addition, we are exposed to translational risk resulting from our international sales denominated in currencies other than U.S. dollars and the resulting foreign currency balances held on our balance sheet. We enter into foreign exchange contracts to hedge our transactional exposure between the U.S. dollar and other relevant currencies. However, these hedging arrangements may not fully protect us from currency risk. As a result, currently exchange rate fluctuations could adversely affect our results of operations and financial condition.

We have incurred and will continue to incur significant costs in connection with our compliance obligations as a public company and as a foreign company reporting in the United States.

As such public company, we implement and maintain and follow any changes in applicable laws and regulations may be required to continue to implement and maintain processes and controls due to certain laws and rules and various requirements on public companies. The Sarbanes-Oxley Act and rules of the Securities and Exchange Commission, or SEC, and the New York Stock Exchange, or NYSE, impose various requirements on public companies beyond establishment and maintenance of effective disclosure and financial controls. We will need to continue to strengthen our internal procedures in a range of areas to comply with these standards. Similarly, our financial statements were prepared and will continue to be prepared in accordance with international financial reporting standards as adopted by the EU and in accordance with Dutch law to comply with the Dutch statutory requirements, and since our IPO, we have prepared and will continue to prepare our financials under U.S. GAAP for purposes of our reporting as a foreign private issuer in the United States as well. Compliance with these laws and standards will continue to increase our legal, insurance and financial compliance costs and consume staff and management time, potentially harming our business and financial position.

We have identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.

We must ensure that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis. Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. In the first quarter of 2014, our free float exceeded and remained above $700 million at measurement date of June 30, 2014. Therefore, we no longer met the criteria to file as an “Emerging Growth Company” and consequently we lost our exemption under the JOBS Act. As such, we are required to obtain a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

We concluded that our internal control over financial reporting was not effective as of December 31, 2014 due to material weaknesses disclosed in Item 15 of this Annual Report. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

We are taking specific steps to enhance our internal control environment and remediate the material weaknesses, which include, but are not limited to, the following:

•	providing additional training to our senior management, accounting and finance employees in the applicable requirements of the financial accounting and reporting frameworks;

•	defining management’s risk management strategy, embedding risk management throughout the organization and establishing a risk function supported by the Risk Committee;

•	updating our information technology strategy to reduce the number of operating systems, to implement adequate segregation of duties, and to increase our focus on standardized solutions and preventive controls; and

•	hiring and training end-to-end process owners with the appropriate expertise to review and improve the design and operating effectiveness of our processes and internal controls, including ensuring appropriate segregation of duties throughout processes.

As we continue to evaluate and work to improve our internal control over financial reporting, management may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Although we plan to complete the remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful.

If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses in our internal control over financial reporting are discovered or occur in the future, we may be unable to accurately report our financial results, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. We may also be unable to monitor business developments on a timely basis or prevent fraud. In addition, if we are unable to successfully remediate these material weaknesses and if we are unable to produce accurate and timely financial statements, the market price of our ordinary shares may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements.

Even if we successfully remediate these material weaknesses, there can be no assurance that our internal control over financial processes and reporting will be effective in the future or that material weaknesses in our internal controls will not be discovered in the future. Any projections of any evaluation of the effectiveness of internal controls to future periods are subject to the risks that controls may become inadequate because of changes in conditions or the degree of compliance with existing policies or procedures may deteriorate. Ongoing maintenance and improvement of our system of internal controls and testing and remediation of the material weaknesses will entail substantial costs. Acquisitions, our rate of growth, and changes in our business strategy and reporting have made and are expected to continue to make the implementation of effective internal control over financial reporting more challenging and costly.

As part of the process of integrating the businesses we have acquired, we are also evaluating and, where appropriate, implementing internal controls, including with respect to Location Labs, which may further divert management attention, entail substantial costs and take significant time to complete.

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

Current members of our Management Board, our Supervisory Board and our senior management and holders of greater than 5% of our ordinary shares and their affiliates beneficially owned an aggregate of approximately 28% of our outstanding ordinary shares as of February 28, 2015. As a result, these persons will be in a position to exert significant influence over the outcome of matters submitted to a vote of our shareholders, including matters such as approval of the financial statements, declarations of dividends, the appointment and removal of the members of our Management Board and our Supervisory Board, capital increases and amendments to our articles of association. In addition, one of the members of our Supervisory Board is affiliated with a holder of greater than 5% of our ordinary shares.

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

We apply the Dutch Corporate Governance Code but do not comply with all best practice provisions of the Dutch Corporate Governance Code.

As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions for Management Boards, Supervisory Boards, shareholders and General Meetings of Shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NYSE. The principles and best practice provisions apply to our Management Board and our Supervisory Board (in relation to role and composition, conflicts of interest and independency requirements, board committees and remuneration), shareholders and the General Meeting of Shareholders (for example, regarding anti-takeover protection and obligations of the Company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). We do not comply with all best practice provisions of the DCGC. See “Item 16G. Corporate Governance.” This may affect the rights of our shareholders, who may not have the same level of protection as shareholders in a Dutch company that fully applies the DCGC.

Our ordinary shares are not traded on any exchange outside the United States.

Our ordinary shares are listed only in the United States on the NYSE. As a result, a holder of our ordinary shares outside the United States may not be able to effect transactions in our ordinary shares as readily as the holder may if our securities were listed on an exchange in that holder’s home jurisdiction.

We may not be able and currently have no intention to pay further dividends for the foreseeable future.

Payment of future dividends may be made only if our equity exceeds the amount of the paid-in and called-up part of the issued share capital, increased by the reserves required to be maintained by law or by our articles of association. We currently intend to retain future earnings, if any, to finance the growth and development of our business. In addition, our credit agreement restricts the payment of dividends to holders of our ordinary shares. As a result, we currently have no intention to pay dividends. Accordingly investors should not invest in our ordinary shares with any expectation of dividend income either now or at any time in the future. Any return on investment in our ordinary shares will therefore depend upon any future appreciation in the price of our ordinary shares.

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

Holders of our ordinary shares in principle have a pre-emptive right with respect to any issue of ordinary shares or the granting of rights to subscribe for ordinary shares, unless explicitly provided otherwise in a resolution by the General Meeting of Shareholders or by a resolution of our Management Board with the approval by our Supervisory Board. Our General Meeting of Shareholders has empowered our Management Board, with the approval by our Supervisory Board, to limit or exclude pre-emptive rights on shares for a period of eighteen months from the date of our Annual General Meeting of Shareholders on June 11, 2014, which could cause existing shareholders to experience substantial dilution of their interest in us.

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

Dutch dividend withholding tax may be levied on dividends and similar distributions made by us to our shareholders at the statutory rate of 15%. If dividend distributions are structured as a repayment of capital or a repurchase of shares, Dutch withholding tax may still be due at 15%. Such repayment of capital or repurchase of shares will be exempt from dividend withholding tax only in limited circumstances. See also “Item 10. Additional Information – E. Taxation” below.

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

We were incorporated in the Netherlands on March 3, 2011 by a notarial deed of incorporation as a cooperative (“coöperatie”) under the laws of the Netherlands under the name AVG Holding Coöperatief U.A. On November 25, 2011, we entered into a legal merger with our predecessor company and wholly owned subsidiary AVG Technologies N.V., and on November 25, 2011, we were converted into a public company with limited liability. Upon this conversion, the membership rights held by the members of the cooperative were converted into shares. For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

We were founded in 1991 as a consumer-focused IT security company. While we have increased the breadth of our solutions over the years, we remain focused on our core mission of delivering products and services to make our digital lives easier to secure, simpler to navigate and more enjoyable to experience.

Our development and business milestones since 2011 include:

•	In 2011, we acquired iMedix (also known as Visionize), a leading provider of toolbars for web browsers, DroidSecurity, a developer of cloud-based mobile security solutions, which enabled us to enter the mobile security market, TuneUp, a leading provider of PC optimization software, and Bsecure, a provider of applications for cloud-based management of information technology. We also acquired a non-controlling minority stake in Scene (also known as Ookla), from which we divested in 2013. We launched AVG Mobilation for Android, as well as the first security solution for tablet devices.

•	In 2012, we acquired OpenInstall, which provides a cloud-based software installation platform, and Crossloop, which provides software applications for desktop sharing and connecting computer users with service providers. We also acquired the assets and liabilities of our Australian distributor.

•	In 2012 we renewed our search agreement with Google on a non-exclusive basis. We subsequently signed additional search agreements with Yahoo!.

•	In 2012 we listed on the New York Stock Exchange and became a public company.

•	In 2013, we acquired substantially all of the assets and liabilities of Angle Labs, a mobile application developer based in the United States. Also, we acquired certain assets and liabilities of i) PrivacyChoice LLC (PrivacyChoice), a technology company based in the United States that has developed and provides privacy-related online services used by consumers and businesses, and ii) LPI Level Platforms Inc. (LPI), a remote monitoring and management software company based in Canada, and from iii) Swedish company ASR Technologies AB, Alma Orucevic-Alagic and Amir Alagic (collectively ASR), a file management technology primarily focused on mobile.

•	In 2013 Gary Kovacs, who had previously been at Mozilla, joined the company as chief executive officer to take us to our next phase of growth.

•	In October 2014, we acquired the business of privately-held WaveMarket, Inc., doing business as Location Labs. The acquisition brought us a proven innovative platform of personal security products for mobile devices and deep integration with global industry partners, including all four major mobile operators in the United States. Location Labs’ integrated platform for mobile operators, pre-installed service on Android smartphones, and mobile subscription services including family, safety and personal device management, are all expanding our mobile offerings.

•	On October 15, 2014, we acquired Winco Capital Participações LTDA in order to consolidate our presence in the Brazilian Consumer and SMB market.

•	On October 31, 2014, we acquired Norman Safeground AS, in a deal to expand our security products portfolio, especially in the SMB market.

•	In 2014 we renewed our search agreements with Google on a non-exclusive basis for a term of 16 months and signed an amendment with Yahoo Inc. which included an extension of the term of 36 months.

•	During the fourth quarter of 2014 we entered into $280 million credit facility composed of a $230 million term loan and $50 million revolver facility.

Other than the initial start-up capital provided by our founder, we did not raise equity financing for our operations until our IPO and we have not received equity financing since our IPO. During 2014, we repurchased 1.9 million shares at a total cost of $35.3 million under our antidilutive share repurchase program. The program was completed during the third quarter of 2014. In total we purchased 4 million shares since launching the program in Q2 2013 at a total cost of $78.7 million. We currently expect to retain future earnings, if any, to finance the growth and development of our business and to provide additional liquidity. See the section titled “Item 8 Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” in this Annual Report.

B. BUSINESS OVERVIEW

Our business

We provide software and online services that deliver peace of mind to users by simplifying, optimizing and securing their Internet experiences. We seek to protect devices, the data that is transmitted by and stored on those devices and therefore the people who ultimately use and rely on those devices. Our business model, based on delivering high-quality solutions in high volume and at no cost to our users, enables us to rapidly acquire new users. Through our large user community, we are able to better understand the needs of our users, become a trusted provider of peace-of-mind software solutions, and thereby intelligently monetize our user base through premium products and value-added online services. Our solutions, which today range from desktop, laptop and mobile software to dynamic secure Internet search solutions, can be accessed and utilized with minimal effort and limited technical know-how from the user. In choosing our solutions, which can be downloaded from the Internet, users become part of a trusted global community that benefits from network effects such as the mutual protection and support of a large user base. Our sales and marketing activities benefit from word-of-mouth recommendations from our large user network to create a viral marketing effect, which is amplified by the speed and ease of use of our products and allows us to gain new customers at a low acquisition cost. This strategy has allowed us to grow our user base to approximately 197 million active users as of December 31, 2014.

We believe that our community of approximately 197 million active users is one of our most valuable assets. We establish a trusted relationship with our community through our solutions with the goal of driving greater user engagement. Community engagement provides important contributions to our product development initiatives, enables rapid response to online threats and assists in our customer support initiatives, enabling us to accurately deliver compelling products and online services that meet the evolving needs of our users. The contributions from our community lower our costs, enabling us to offer free and low-cost offerings that further build upon the value we can deliver. We believe further monetization of our user base through additional products and online services represents a significant market opportunity for us.

Our product portfolio targets the consumer and SMB markets across multiple devices and operating systems and includes Internet security, PC performance optimization, online backup, identity protection, family safety, remote control, network auditing, monitoring and alerting software. In addition, our online services, accessed primarily through our browser toolbar, provide dynamic secure search capabilities through agreements with leading Internet search providers. While a significant majority of our active users have been users of our free products and online services, we also offer products with premium functionality and enhanced customer support when customers purchase an annual or multi-year subscription. Following the acquisition of Location Labs in 2014, the product portfolio expanded to include device location software.

As of December 31, 2014, we had approximately 19 million subscription users and 101 million mobile users.

Our business model

We believe our business model affords us a significant competitive advantage. Driven by an agile, adaptable and talented workforce, our business model leverages our large and engaged user base, low-cost Internet-based distribution and cost-effective research and development. Benefiting from strong branding, user product feedback and community support, we continuously improve product quality and user experience and add new users at a low cost of acquisition. As a result, our company is well positioned to monetize its growing user base through cross-selling, premium offerings and value-added services that users want and trust. In addition, we have a proven track record of capturing synergies through acquisitions and accelerating growth in consumer mobile and SMB segments. Taken as a whole, our business model drives scalable growth, robust operating margins and strong cash flow generation.

Key components of our business model are:

— Easy-to-use, high-quality free and premium products. Our business model is built on high-quality products that can be deployed or accessed with minimal effort, while providing a compelling and robust user experience. We focus on developing products that spread virally, that are highly sticky and ultimately drive increased user engagement with our platform. We provide no- or low-cost solutions to facilitate rapid user adoption. We then seek to up-sell or cross-sell to our users once our products have brought them into our user community. Even if users do not purchase our premium products, they are able to download and install our free solutions, expanding our user base and our monetization potential over time.

— Online business model with cost-effective marketing and low customer acquisition cost. Our business benefits from cost-effective marketing through the use of online distribution channels that provided 82.1% of our revenue in 2014. We are actively seeking to increase the proportion of sales through these channels. By leveraging our large user base and high customer satisfaction, we are able to achieve powerful viral marketing at low cost. We intend to develop our brand further. Our large user base, coupled with low customer acquisition costs, results in a scalable, high-margin business model that is strengthened as our user base grows.

— Monetization and expansion of our user base through value-added free online services. We continuously seek to develop new, free online services that allow us to monetize and expand our user base. By offering secure search solutions and advertising, we managed to grow a significant platform-derived revenue stream in the past. However, due to unfavorable changes in this market, in 2013 we decided to undertake a controlled exit from third party search activities.

— Expansion into mobile. Since 2011 we have increasingly sought to develop our products into the mobile market, specifically represented by smartphones and tablets. Our initial focus has been on the Android platform by distribution of security products. We have acquired 101 million users as of December 31, 2014. We intend to continue to expand into this market via additional peace of mind products. In 2014 we launched AVG Zen, a connected solution across both mobile and PC platforms in order to support expansion into mobile. At the same time, we completed our acquisition of Location Labs, a leading white-label provider of mobile security solutions, focused on mobile device management (MDM) and location technologies.

— Increasing presence in the small business segment. We have been leveraging our consumer product portfolio and expanded that in order to establish a presence in the under-served but attractive small-business segment. Through our AVG Business Solutions we offer both security and cloud-based remote monitoring and IT management, and we currently offer both license subscription-based and SaaS-based (monthly) billing. In 2014 we acquired Norman Safeground, allowing us to strengthen our Scandinavian presence in the small business market.

— Proven track record of execution and innovation. As one of the largest software vendors employing a free-to-pay model, we have a proven track record of execution over two decades. Whether through organic development or technology acquisitions, we continue to add products and online services that simplify, optimize and secure our users’ Internet experience, while delivering operating leverage. In the past years, we have completed several acquisitions, which we rapidly integrated successfully into our product portfolio. This enabled us to leverage our large user base to quickly adopt these solutions as part of our product portfolio, thereby driving greater revenue from these products.

— Brand awareness through our reseller networks. We also distribute through resellers and distributors, which we refer to as our reseller network. The end-sellers of our solutions in this reseller network vary from large retail stores, such as Wal-Mart, to small individual retailers, both online and offline. This reseller network forms a part of our brand marketing strategy and generates the majority of our small business sales. We believe that our presence among retailers contributes to consumer awareness of our brand.

— Large and growing user base driving tangible benefits. The size and growth of our user base and the amount of information generated by our users increase the value of our offerings and drive tangible business results. We seek to drive greater user engagement with our solutions by delivering peace of mind and, over the long term, building a relationship based on trust. We believe this is critical to building a user base that can be monetized effectively. As our users are actively engaging with each other, they provide a first level of community support as well as real-time product feedback that contributes to product innovation . Our business model has enabled us to build a user base of approximately 197 million active users as of December 31, 2014.

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

Our solutions

Our solutions, encompassing software and online services, include security, PC optimization, online privacy, cloud-based desktop management, mobile security, content filtering, remote monitoring and other products on various desktop and mobile operating systems. While our AVG AntiVirus Free Edition is provided free of charge to our users, the majority of our products are provided for a fee on a subscription basis. Our software products are currently available in various languages, used in multiple countries around the world and sold under software license agreements. They are generally sold and downloaded over the Internet or sold as packaged products through multi-tiered distribution channels.

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

Anti-Virus suite

•       Prevents receiving or unintentionally spreading viruses and other threats

•       Protects from spyware, adware, rootkits and fake anti-virus

•       Protects against unknown and emerging malware threats with behavioral monitoring and outbreak reach

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

•       Checks for viruses on downloaded executable binaries from the Internet

•       Advises on applications slowing the PC

•       Accelerates download speed of video and executable binaries from selected sites

•       Encrypts and password-protects private files

AVG Protection suite

Includes the Internet Security and Mobile AntiVirus Security PRO solution on an unlimited number of personal devices, with the following additional features enabled by AVG Zen:

•       Real-time security status monitoring of all the connected devices

Products	Functionalities

• Run most common tasks and fix issues remotely from another device with Zen dashboard

AVG Ultimate suite	Includes the AVG Protection and AVG Performance suites with AVG Zen on an unlimited number of personal devices

Anti-Virus Security – FREE (Android)

•       Security software for Android smartphones and tablets

•       Checks apps, web content and SMS for malware before downloading

•       Theft protection enabling users to locate lost or stolen devices and remote access to lock device or wipe content

•       Performance management enabling users to close unused apps, manage battery consumption, data usage, and device storage

•       Privacy controls enabling users to wipe data on the device, and the SD card, and to perform full factory reset

Mobile AntiVirus Security – PRO

Provides all of the features of AntiVirus Security – FREE, and adds:

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

TuneUp Utilities and AVG PC Tuneup

•       Fixes registry problems that cause freezing and crashing

•       Optimizes Internet settings and connection for speed

•       File recovery after accidental deletion

•       File shredder and disk wiper to permanently erase files

•       Improves disk speed

•       Manages battery life by enabling control over the power consumption on the computer

Products	Functionalities

•       Provides one click access to turn off WiFi and Bluetooth.

•       Frees up disk space through the discovery of cached, temporary, oversized and duplicate files

•       Frees up space from connected iOS devices through the discovery of cached and temporary files, system logs and crash reports

AVG Cleaner for Mac	• Frees up disk space through the discovery of cached, temporary and duplicate files

AVG Cleaner and Battery Booster for Android	• Frees up disk space through the discovery of cached, and temporary files, as well as history, and call / SMS logs • Allows optimization of battery usage with performance profiles

AVG Uninstaller for Android	• Reduces battery usage and frees up storage space by ranking apps on the device by frequency of use, percentage of total battery consumption, and wifi/3G data used, and storage space consumed

AVG PrivacyFix	• Provides easy access to privacy controls on Facebook, Google, and LinkedIn and explains the importance of each • Allows control over WiFi settings to prevent unauthorized tracking on mobile devices

AVG Web TuneUp

•       Browser extension providing online security and privacy features for safer surfing experience

•       Site safety indicators

•       Do Not Track for protecting online privacy

•       Browser cleaner to remove locally saved forms, cookies, download and browsing history

AVG Image Shrink and Share for Android	• Saves bandwidth by compressing images before they are transmitted from the phone

AVG AlarmClock for Android	• Allows setting of wake up notifications on Android, with multiple options for dismissing and snoozing the alarm, as well as several options for sounds

AVG StopWatch for Android	• Allows use of the phone as a stopwatch

AVG Volume Manager for Android	• Allows control of all volume settings on the phone and of audio alerts

AndroZip File Manager Free / Pro (Android)	• Provides ability to compress and de-compress files on android devices, and gives a file system navigator for the phone

Andro Task Manager Free / Pro (Android)	• Provides ability to kill running tasks on an Android phone

AVG WiFi Assistant	• Automatic WiFi management turning WiFi off automatically when not needed by the user to prevent WiFi based tracking and reducing power consumption

Products	Functionalities

• Encrypts data connections with a private VPN when connecting to untrusted WiFi hotspots

AVG Kid Safe Mode & Child Lock

•       Allows a child to use user approved applications in a child-proof protected sandbox environment preventing accidental access to the rest of the device functionality

•       Usage time limits

•       Blocks incoming calls during usage

•       Limits the available data connections during usage

AVG Vault	• Stores and encrypts private data, such as credit card details, IDs, login credentials, notes, pictures and photos • Syncs encrypted data with other supported devices with Dropbox or Google Drive

We offer consumers four security suites, one of which provides free basic protection for Internet surfing, searching and social networking. Paid suites provide more extensive protection and other additional features:

Consumer suites	Description	Anti- Virus Free Edition 2015	Anti- Virus 2015	Internet Security 2015	Premium Security 2015

Core Protection

Anti-Virus, Anti-Spyware, Anti-Rootkit	Prevents infection and spread of viruses, worms, Trojan horses, spyware and malware	—	—	—	—

Social Networking Protection	Automatically checks links exchanged on social networks for threats	—	—	—	—

Identity Protection	Intelligent Behavior-based detection for unknown and emerging threats	—	—	—	—

LinkScanner	Instantaneous, real-time scanning of web pages visited for threats	—	—	—	—

Chatting and Downloading

Shield for safe chatting	Protects against infections when exchanging files using chat services	—	—	—	—

Online Shield for safe downloading	Checks for viruses when downloading, sharing or exchanging files			—	—

Support

Expert technical support	24 hour/day technical support is offered through telephone, chat and FAQ	—	—	—	—

Receive priority updates	Automatically receives more frequent updates for latest threats		—	—	—

Remote monitoring and actions	Remotely monitor security status, run common actions and fix issues of connected devices from Zen dashboard				—

Consumer suites	Description	Anti- Virus Free Edition 2015	Anti- Virus 2015	Internet Security 2015	Premium Security 2015

Shopping and Banking

Firewall	Keeps hackers out of the network			—	—

Anti-Spam	Blocks spam and scam emails			—	—

Network Safety

Intrusion Detection	Protects from remote attacks when connected to networks			—	—

Performance

System Tools	Allows management of start-up applications, PC monitoring and Internet browser plug-ins			—	—

Privacy

File Shredder	Securely deletes files from disk to prevent recovery	—	—	—	—

Data Safe	Encrypts and password protects private files		—	—	—

Location Labs mobile solutions

Through the acquisition of Location Labs in 2014, our product portfolio has expanded to include the following solutions:

Products	Functionalities

Locator	• Allows location lookup service of specific mobile phone owners • Operates by providing device presence info, checks, alerts and history

Drive Safe	• Provides auto-lock, auto-reply and ‘whitelist’ services on the phone when it is moving

Phone Control	• Anti-virus and cloud backup data protection • Provides activity monitoring, controls and alerts

Sparkle	• Enables analytics, MDM and enhanced location remotely in the cloud

AVG Business Solutions

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

AVG Cloud Backup	• Protects customer data against hardware failure, loss and theft using highly secure, fully encrypted services that offer both cloud and local server backup options

AVG Email Security	• Helps customers enjoy a more secure and productive email service with cloud-hosted anti-spam, archiving, continuity and encryption services

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

AVG Managed Workplace has the following key functionalities:

Products	Functionalities

Automation on Demand	• Allows user to assign tasks to any devices or groups and run any executable process on a schedule or by alert based on the customer’s library or AVG’s extensive automation library

Monitoring & Alerting	• Allows deep fully automated monitoring and alerting of health, availability and performance of infrastructure and services to streamline operations

Remote Control & Remote Tools	• Uses lightning-fast connections to any Windows or network device and extensive remote management tools to fix problems without opening ports or firewalls

Mobile Device Management	• Monitors and manages all major smartphones and tablets to solve security, configuration and end-of-life concerns for clients

Network Audits	• Identifies pain points and security gaps for prospects and clients with fully automated built-in Network Audits

Asset Management	• Provides accurate, detailed and automatic discovery and monitoring of all network devices and applications with persistent state management

Products	Functionalities

Managed Print Services	• Allows customers to discover, monitor and remotely manage network printers and imaging devices, including detailed supplies and page count data to drive any managed print offering

Network Operating Center (“NOC”) and Help Desk Services	• Provides integrated white label NOC and Help Desk services to let Managed Services Providers seamlessly extend service offerings and add scalability

Customer support

Customer support forms an integral part of our solution offering and is a key driver of customer satisfaction and loyalty.

Our users have access to agent support channels as well as online resources, including documentation, FAQs, video tutorials and the user community in the free AVG user forum. In addition, our Facebook page and Twitter feed, with over 3.1 million Facebook fans and over 220,000 Twitter followers as of December 2014, have become support forums for both free and subscription users, as well as alternative ways to disseminate important threat information to our user base.

In addition to these resources, for some issues our users are able to access expert technical support free of charge via toll-free phone numbers in the United States, United Kingdom and Australia, which operates 24 hours a day.

We include expert technical support for all of our paid subscribers as part of the product suite subscription fee. We offer support to our subscription users with a broad range of pre-sales and post-sales services through the Internet, telephone, chat, email and remote connection for more complex cases and in a variety of languages. In addition, support is provided to customers of our business products via an international network of highly skilled technical personnel.

We have nine call centers, one in the Czech Republic, one in the Philippines, two in India and one each in Canada, France, Poland, the United Kingdom and the United States. The call centers in the Philippines, India, Poland and the United States are outsourced. We operate the remaining call centers. As of December 31, 2014, we had 60.5 full time equivalent employees and 258 contractors in our own and outsourced call centers. All services operated directly by us or by our outsourcing partners are available 24 hours a day.

Technology

Our technology platform is designed to create simple and secure Internet experiences for our user base. We design our software to be modular, allowing us to integrate new technologies quickly into our product suites and minimize the additional use of system resources as we add new functionalities. We also design our software architecture specifically for consumers and small businesses, which we believe provides a superior foundation for developing solutions for our customers than does architecture designed for larger enterprises. See Item 5C. – Research and Development, Patents and Licenses, Etc.

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

Performance technology

Our PC and Mobile performance products utilize various technologies to maximize the experience of the platform by the user. In order to do that we have developed both passive and dynamic technologies that run on both the device itself or in the cloud.

PC performance technologies include:

Live Optimization – this product improves the prioritization process of all processes and helps to stop resource-hungry processes.

•	Detection: Live Optimization detects programs that are not actively used but that are taking up a large amount of CPU resources.

•	Optimization: If a process is taking up too many CPU resources, Live Optimization automatically balances resources more effectively. Programs that are being actively used become much faster.

•	Deactivation: Live Optimization also helps users to find processes that constantly need to be optimized. If a given program is always inactive, the user can easily turn all of its resource usage off

•	Adaptation: Live Optimization intelligently learns which programs are being used regularly and seeks to improve performance for those favorite applications.

Program Deactivator – this product turns off programs by pausing their background activity when they’re not actively running. In automatic mode it eliminates these unnecessary slowdowns and attempts to optimize PC performance. Program Deactivator is designed not to deactivate desirable always-on programs such as antivirus software or drivers.

•	Disables programs including resource-hungry components

•	Re-enables programs on demand so users can continue using them

•	Turns programs off once users don’t need them anymore

Turbo Mode – this product shuts down all non-essential Windows® services such as Media Player sharing, pen recognition, or remote assistance processes to deliver faster PC performance.

Mobile performance technologies include:

Battery Booster and Optimizer

•	Battery Saver – helps to see what’s eating up the battery life and lets users easily switch them off to save power for when it is needed most

•	Battery Profiles – Offers “Low Battery”, “Home”, “Office” and “Car” profiles to optimize battery usage by location

Cache Cleaner:

•	RAM cache processes – helps identify and clean up unnecessary cached RAM memory running in the background

•	Browsing history – allows the user to clear out unneeded browser, clipboard, app store and email histories

•	Large files – allows the user to view and easily clean media files and documents larger than 5 MB

•	Phone calls log – permits the user to clear out long-forgotten incoming, outgoing and missed calls

SMB technology

By coupling powerful security, IT management and automation features with the ability to collect, collate and provide alerts regarding the information needed to quickly identify and address issues across the customer network, AVG CloudCare and AVG Managed Workplace combine to provide end-to-end visibility into all network connected devices, applications and technologies impacting the end user experience.

AVG CloudCare is an advanced cloud-based platform designed for IT partners to remotely deploy, manage, monitor, remediate and report on various security and IT management services such AntiVirus, Online Backup, Content filtering, Remote Access and Email Security Services.

AVG Managed Workplace is a cloud-based IT service platform designed for IT partners to remotely monitor and manage any type of physical or virtual networked device. Managed Workplace employs multiple network discovery protocols, providing network visibility and unified management of the IT infrastructure for network devices, printers, servers, workstations, mobile devices, applications, networks and cloud, while also providing ease of use, security and control.

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

Other channel marketing

In addition to our web lab activities, our marketing operations are supported by a dedicated general marketing team which includes a PR and social media team. Our general marketing team focuses on developing and sustaining a strategic, appealing and differentiated positioning for our solutions through driving brand awareness and product visibility in our key markets. Key activities of our general marketing team include branding, customer insights, social media, segment and product marketing activities and channel marketing.

Sales

We sell most of our products either directly through our website (82.1% of revenue including search agreements in 2014) or indirectly through resellers and distributors (17.9% of revenue in 2014). The majority of our SMB sales are undertaken through resellers and distributors and we expect this trend to continue. We also sell products through other direct and indirect distribution channels.

In the United States and Canada, we sell boxed AVG software through our distribution network to retail stores such as Wal-Mart, Best Buy, Office Depot, Office Max and Staples. We believe that our retail presence helps generate brand awareness for our solutions as well as revenue.

With the acquisition of Location Labs in 2014 we expanded our sales channels to include mobile operators, with Location Labs providing the white-label technology to enable these carriers to deliver meaningful services to their subscribers. At the time of acquisition, Location Labs had contracts in place with four U.S. carriers (Sprint, T-Mobile, AT&T and Verizon) as well as Telefonica in Europe.

Platform revenue

Search contracts

At the end of 2011, we began distributing our secure search solution through third parties. This business, which involves distributing our stand-alone secure search solution in the download and installation process for other company’s products, was negatively impacted by the Google guideline changes of February 2013, which subsequently led to our decision to make a controlled exit from the third party search distribution business. The Google guideline changes, primarily the requirement for a customer to opt in to accept our secure search solution, have also impacted our organic base and that revenue declined in 2014.

In July 2014 we signed an amendment to our search agreement with Yahoo! which included an extension of the term for three years. In November 2014, we renewed our search agreement with Google on a non-exclusive basis for a sixteen month term.

Platform diversification

We have sought to deliver additional value from our active user base by indirect monetization or receiving payments from third parties for activities undertaken by our user base but for which the user does not pay directly. As we seek to develop this revenue stream we are looking at additional ways to monetize outside of the search business.

Mobile revenues

We are seeking to expand outside of the PC market and to monetize the growing mobile market. Our focus to date has been to acquire mobile users and we are now seeking to continue to attract users and then monetize. With a number of our new products – most specifically AVG Zen launched in early 2014 – where we are seeking to connect both PC and mobile devices across platforms and drive user growth, retention and revenue growth.

Acquisitions

Technology acquisitions

We have also added functionality to our product offering through strategic acquisitions and integration of complementary technologies. We intend to continue expanding and developing our products through targeted acquisitions.

Our key technology acquisitions since January 2012 include:

•	OpenInstall. In January 2012, we acquired OpenInstall, Inc., a technology company based in the United States that provides a cloud-based software installation platform that allows for more efficient distribution of software products, provides related analytics and is complementary to AVG’s secure search, performance optimization and other software offerings. In addition, we entered into employment agreements with certain employees who were former shareholders of OpenInstall.

•	Crossloop. In July 2012, we acquired the assets of Crossloop, Inc., a Delaware corporation engaged in the business of offering software applications for desktop sharing and connecting computer users with service providers.

•	Angle Labs. In January 2013, we acquired substantially all of the assets and liabilities of Angle Labs, a mobile application developer based in the United States. This was a technology acquisition focused on indirect mobile monetization which also brought two million users.

•	Privacy Choice. In May 2013, we acquired certain assets and liabilities of PrivacyChoice, a technology company based in the United States that has developed and provides privacy-related online services used by consumers and businesses. This acquisition was intended to complement our current product portfolio with a privacy application, as we view data privacy for consumers and SMBs as an important future market.

•	LPI, Level Platforms. In June 2013 we acquired the business of LPI Level Platforms, a remote monitoring and management software company based in Canada. This acquisition was a technology and sales distribution acquisition designed to increase our penetration in the SMB market as well as provide access to this businesses.

•	ASR Technologies AB. In September 2013, we acquired certain assets related to a file management technology, primarily focused on mobile, from Swedish company ASR Technologies AB, Alma Orucevic-Alagic and Amir Alagic (collectively “ASR”).

•

Location Labs. In October 2014, we acquired the business of privately-held WaveMarket, Inc., doing business as Location Labs. The acquisition brought us a proven innovative platform of personal security products for mobile devices and deep integration with global industry partners, including four major mobile operators in the United States. Location Labs’ integrated platform for mobile operators, pre-installed service on Android smartphones, and mobile subscription services including family, safety and personal device management, are all expanding our mobile offerings.

Marketing and sales acquisitions

We plan to add additional channels and sales capabilities through strategic acquisitions, and, as part of our expansion strategy, expect to focus on acquiring distributors in our most active and profitable markets.

Our sales and marketing acquisitions since 2011 include:

•	AVG Distribution Switzerland AG. In October 2011, we acquired AVG Distribution Switzerland AG, or AVG DACH, one of our resellers in Germany, Austria and Switzerland, based in Switzerland.

•	Avalanche. In October 2012, we acquired certain assets and liabilities and the on-going distribution activities for our products in the Australian and Pacific region from AVG (AU/NZ) PTY LTD, Avalanche Technology Group Pty Ltd and Coreen Investments Pty Ltd, or collectively, Avalanche.

•	Winco. On October 15, 2014, we acquired Winco Capital Participações LTDA in order to consolidate our presence in the Brazilian consumer and SMB market.

•	Norman Safeground AS. On October 31, 2014, we acquired Norman Safeground AS, in a deal to expand our geographical presence, especially in the SMB market.

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

A summary of the steps taken by us to ensure compliance with the above requirements are set out below, together with further details of personal data and online commerce laws and regulations in the European Union:

• EU Data Protection Regulatory Framework. The European Commission originally published proposals to revise the European data protection regulatory framework on January 25, 2012 and has been subject to a large number of proposed amendments through the legislative process. Under the latest proposals, the EU Data Protection Directive (Directive 95/46/EC) would be replaced with a general data protection Regulation (together with a Directive which sets out rules on protecting personal data processed to prevent, investigate or prosecute criminal offences and related matters). Debate continues on this proposed regulation with no clarity at this time of the implementation timetable. It is very unlikely to become law before 2016. The Regulation would replace the current data protection authority notification requirements with an obligation to conduct a data protection impact assessment for risky processing operations, and includes stronger requirements for consent and data breach notification and restrictions on the collection and use of “sensitive” personal data, as well as stricter enforcement (including, in some circumstances, the power to impose fines of up to 5% of annual worldwide turnover). It also introduces the concepts of privacy by design and a strengthened right to erasure of data. The Regulation will be directly applicable across the EU, harmonizing data protection laws and regulations among EU member states. However, the Regulation’s more stringent requirements on privacy user notifications and profiling, for example, might present implementation and compliance challenges in the online and information technology fields. The Regulation does not replace the e-Privacy Directive (2002/58/EC – amended 2009/136/EC), discussed below.

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

• EU Consumer Rights Directive. The EU Consumer Rights Directive, which requires EU member states to adopt laws, regulations and administrative provisions necessary to comply with this directive, became effective in June 2014 and requires us to make it clear to online consumers of our products with continuing payment obligations that we are selling them a subscription service that will automatically bill them on an ongoing basis. If the products we sell are later deemed to be of a definite duration requiring express consent for renewal rather than subscriptions and we have not displayed sufficient information or obtained the online consumer’s express consent for renewal, the consumer may be entitled to reimbursement of any automatic renewal subscription fees paid or have an extended period of right to return. This directive also regulates many other aspects of online commerce, such as provision of information to consumers and refund requirements, which regulation could also result in requirements to modify certain of our business practices.

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

U.S. regulatory environment

Applicable law

Although the United States does not have a comprehensive federal data protection law, every business in the United States is subject to privacy laws at the federal and/or state level. These privacy laws and other privacy requirements are actively enforced by federal and state authorities, and are aggressively enforced via class action lawsuits and privacy-related litigation.

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

Some privacy laws focus on particular data types, such as certain laws in California and Massachusetts, and a large number of other state data security and breach notification requirements that apply to Social Security Numbers, bank account numbers, credit card numbers, health information, and a broad range of other sensitive data fields.

In the United States in February 2012, the White House released a consumer privacy whitepaper, calling for a comprehensive, federal Consumer Privacy Bill of Rights. The Department of Commerce announced in January 2015 that it has completed public consultations on a revised draft and will release the proposal soon. If enacted into law, this bill would apply to any U.S. individual’s personal data, including in the aggregate. The proposed bill includes provisions granting consumers the right to exercise control over the data companies collect from them and how it’s used; the right to easily understandable and accessible information about privacy and security practices; the right to data access and to correct inaccurate data; the right to reasonable limits on the amount of data companies collect on them; and penalties for companies that fail to comply.

In his January 2015 State of the Union address, President Obama introduced a new act of relevance to us – The Personal Data Notification and Protection Act – which would create a national standard for breach notification and establish a 30-day notification requirement upon discovery. For more information about these and other regulatory developments and risks, see “Item 3. Key Information – D. Risk factors. We are subject to privacy laws, which have become increasingly stringent.”

Key legal obligations

A summary of the steps taken by us to ensure compliance with the above requirements are set out below, together with further details of personal information and online commerce laws and regulations in the United States:

• Federal Trade Commission. The U.S. Federal Trade Commission, or FTC, has continued to exercise authority over privacy protections generally, using its existing authority over unfair and deceptive practices and other public proceedings to apply greater restrictions on the collection and use of personally identifiable and other information relating to consumers.

• Mobile privacy. In February 2014, the FTC hosted a Mobile Device Tracking Workshop, which follows the previous year’s guidance relating to mobile app development suggesting regulation in this area is increasingly likely. This guidance from the FTC, in tandem with advice from other agencies, specifically seeks to impose rules on app developers including requirements to improve the transparency for the user through use of privacy ‘short form’ and ‘enhanced’ notices. In response to this and in line with guidelines from the National Telecommunications and Information Administration (NTIA) we developed and released a ‘short form privacy notice’ in the summer of 2014, which we are in the process of rolling out to our mobile products.

In April 2014 the FTC invited public comment on mobile security building on a public workshop in 2013. This request covers several aspects including: secure platform design, secure distribution channels, secure development practices and security life cycle and updates.

In 2014 the FTC brought enforcement actions against the developers of the mobile apps Credit Karma and Fandango. They alleged that these apps contained flawed implementations of the Secure Sockets Layer (SSL) protocol, which is a common means for encrypting data in transit. Specifically, they alleged that the Credit Karma and Fandango apps were susceptible to “man in the middle attacks,” in which an impostor could pose as a legitimate data recipient and collect highly sensitive information from consumers – including Social Security numbers in the case of Credit Karma, and credit card information in the case of Fandango. The FTC also brought an action against the developer of the mobile app Snapchat, which is designed to allow consumers to send photos or videos that disappear after just a few seconds. The FTC’s complaint alleged that, despite the company’s representations, recipients were able to save “snaps” indefinitely using a few simple techniques. But the FTC also alleged that the app exposed consumers’ mobile phone numbers, and left consumers vulnerable to being impersonated by other Snapchat users. These cases raised significant privacy issues and remind us that security – which includes controls to keep information confidential – is critical to effective privacy protections. As a group, these three cases show that the FTC’s framework for holding companies to a standard of reasonable data security readily applies to the mobile environment.

• California State Attorney. California continues to be the U.S. state with the most prolific approach to privacy legislation, with two of three bills enacted in 2013 becoming effective as of 2014, including “Do Not Track” and “Breach notification.” The children’s “right to be forgotten” bill, also enacted in 2013, is set to become effective in 2015. AVG actively monitors the legislation emerging from the United States for compliance.

Our data protection compliance program

We have implemented certain policies and procedures to address data protection and privacy matters and ensure compliance across the business. We maintain an online privacy policy, which describes, among other things, the categories of data collected, the purposes for which data are collected and how to access and rectify personal data and information held by us. Users can contact us with requests related to that data by dedicated email or online/by voice via our Customer Services department. As part of our purchase and installation process, we notify users about how user data is handled by providing such users with our privacy policy, which provides information about our data privacy policies. To further enhance our ability to comply with the various data privacy laws and regulations, we regularly review our policies and we provide education and training to our employees on privacy and data protection (and have a privacy director and privacy counsel on our staff). In addition we have implemented information security policies, procedures and training for our employees (and have an information security director on our staff). We have established a staff portal with access to the aforementioned privacy materials and training.

Legal proceedings and regulatory matters

Previously, we filed voluntary self-disclosures with OFAC and the BIS, in connection with the inadvertent sale or provision of licenses for use of our software products to a small number of users (relative to our active and subscription user bases) in Cuba, Iran, North Korea, Sudan and Syria over a period of five years before our initial public offering. We implemented a remediation plan that included terminating access to licenses and blocking updates and upgrades of our products to all users with a geographic Internet protocol (GEOIP) address in Cuba, Iran, North Korea, Sudan or Syria. The matters were closed without the imposition of any fines or penalties on us. In December 2011, we received a cautionary letter from OFAC and in November 2013, we received a warning letter from BIS.

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

Our main competitors fall into the following categories:

•	vendors with “freemium” pricing like our own, such as Avast!, Avira, PC Tools (which was acquired by Symantec), Carbonite and Dropbox;

•	traditional vendors such as Intel Security (formerly McAfee, which was acquired by Intel Corporation), Symantec and Trend Micro (which primarily provide software solutions, including security software, for large enterprises) Eset, Kaspersky Labs, Panda Software, Sophos, Rising, Kingsoft, Check Point and F-Secure (which offer more customized and segment-focused products);

•	vendors offering PC optimization products, such as UniBlue;

•	secure search toolbar providers;

•	SMB SaaS players such as Kaseya and Solarwinds;

•	vendors offering applications specifically addressing mobile users, particularly in the area of security, such as Lookout Inc.; and

•	large corporations offering a wide variety of products, including some which compete with ours, such as Microsoft, Google, which introduced free security software solutions, Apple, which offers cloud-based data protection, Qihoo, Tencent and Facebook.

We believe the principal competitive factors in our markets can be categorized as set forth below:

•	product ease of use;

•	size and ease of installation;

•	new features and functionality;

•	product interoperability and reliability;

•	integration with third-party applications or web user interfaces;

•	pace of innovation and product roadmap;

•	extent of active user base;

•	user trust and overall community engagement;

•	brand awareness;

•	price of products and online services;

•	ability to develop and sustain partner relationships ;

•	strength of customer service organization;

•	customer support and training;

•	ability to scale operations; and

•	size and financial stability of operations.

C. ORGANIZATIONAL STRUCTURE

A list of our subsidiaries, including name, country of incorporation or residence and proportion of ownership interest provided in “Item 19. Exhibits – Exhibit 8.1.”, which is incorporated herein by reference.

D. PROPERTY, PLANT AND EQUIPMENT

Our principal registered office is located in Amsterdam, the Netherlands. We lease office space for our offices in Amsterdam and for our regional facilities, in Brno and Prague, in the Czech Republic; in San Francisco and Emeryville, California, Fort Walton Beach, Florida, Roswell, Georgia, and Newton, North Carolina, in the United States; Beijing in China; Anglet in France; Tel Aviv in Israel; Ottawa, in Canada; Baar and Basel in Switzerland; Melbourne in Australia; Sao Paulo in Brazil; Madrid in Spain; Gurgaon in India; Lysaker in Norway; Kista in Sweden; Aarup in Denmark; Hoofddorp in the Netherlands; Dusseldorf and Darmstadt in Germany; and Lincoln in the United Kingdom. Our leases expire at various times during the current and coming years.

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

Due to organizational reorganizations, we ceased using our leased office space in Darmstadt, Germany. The lease term of this office space, which is partially sublet, will end in 2022.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Management Board, which consists of the chief executive officer and the chief financial officer. The Management Board reviews financial information on a consolidated basis for evaluating financial performance and allocating resources.

Prior to January 1, 2014, our internal management financial reporting consisted of one operating and reportable segment. As a result of a number of factors, including but not limited to the revenue generated by the release of the SMB CloudCare offering and the acquisition of the AVG Managed Workplace product and operations in Canada in 2013, our CODM decided to present our internal financial information in two segments effective beginning January 1, 2014. The two segments are Consumer and SMB (small and medium sized business). Consumer reflects all direct (subscription) and indirect (platform) revenues targeted at the Consumer segment and including the Location Labs business we acquired in 2014. SMB reflects all direct (subscription) revenue targeted at the small and medium business segment and includes the majority of the revenue from the Norman Safeground acquisition. The change in the management of the business reflects a move to a Software as a Service (SaaS) business model representing a new strategic direction for the SMB segment which in turn means that this segment is managed on an increasingly segregated basis, as there is increased separation of resources and the SMB business uses a different set of management criteria and key performance indicators. Foremost amongst these measurements is a focus on annualized monthly recurring revenue (AMRR) recognizing both the growth of the CloudCare SMB business and the move of the business to a SaaS model. The two business segments reflect how our operations are managed, how operating performance within our Company is evaluated by our Management Board and other senior management and the structure of our internal financial reporting, beginning in January 2014.

Any costs incurred that are directly applicable to the segments are allocated to the appropriate segment. In addition, certain costs incurred at a corporate level that are identifiable and that benefit our segments are allocated to them. These allocated costs include costs of shared research and development facilities, shared IT infrastructure, and shared central brand and public relations activities. Certain other corporate costs not directly applicable to the segments are identified as “unallocated” costs and represent general corporate costs that are applicable to the consolidated group, including but not limited to legal, tax, and corporate reporting and are therefore not allocated to the two reportable segments. All “unallocated” costs reported are not included in the CODM’s evaluation of the operating income performance of the two reportable segments.

We evaluate the performance of our segments based primarily on revenue and segment operating income. In addition to the unallocated costs noted above, we exclude certain charges such as share-based compensation, acquisition amortization, and one time charges that affect comparability from operating income for segment purposes as these items are not reflective of normal continuing operations of the segments.

We have recast prior period amounts to conform to the way we internally managed and monitored segment performance during the current period.

The new operating structure provides us with visibility over the operations of the two businesses which we believe may allow us to more effectively capitalize on market conditions and maximize revenue and profitability.

Revenue generation

We generate revenue principally by selling our premium products to customers and by monetizing our active user base through online services, as described in detail under “Item 4. Information on the Company.”

The following table summarizes our operating results by segment for the years ended December 31, 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014
Segment revenue	(in thousands of U.S. dollars)
Consumer	$310,031	$357,855	$315,611
SMB	45,935	49,258	58,462

Total segment revenue	355,966	407,113	374,073

Segment operating income
Consumer	$141,434	$165,107	$157,785
SMB	8,568	13,504	2,255

Total segment operating income	150,002	178,611	160,040

Reconciliation to consolidated operating income
Global operating costs	$(37,983)	$(38,738)	$(39,959)
Share-based compensation	(16,183)	(8,927)	(12,376)
Acquisition amortization	(8,215)	(12,272)	(18,683)
Other adjustments	(7,213)	(8,574)	(9,684)

Consolidated operating income	$80,408	$110,099	$79,338

The sources of our revenue are geographically diversified. In 2014, the Americas represented 56.6% of our total revenue, compared to 55.6% in 2013 and 56.9% in 2012. In 2014, Europe, Middle East and Africa (EMEA) represented 36.7% of our total revenue, compared to 37.8% in 2013 and 37.7% in 2012. The balance of our total revenue was attributable to other geographic regions.

The following table summarizes our subscription revenue and our platform-derived revenue for the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars, except for percentages)
Revenue by type:
Subscription revenue	$196,858	$250,839	$281,581
Platform-derived revenue	$159,108	$156,274	$92,492

Total revenue	$355,966	$407,113	$374,073

Percentage of total revenue by type:
Subscription revenue	55.3%	61.6%	75.3%
Platform-derived revenue	44.7%	38.4%	24.7%

Total revenue	100.0%	100.0%	100.0%

Subscription revenue

The primary component of our subscription revenue is derived from the sale of premium products and online services. Payments are typically made upfront for the ability to access our premium products or online services, usually for a term of one or two years, although increasingly our SMB products and some of our newer Consumer products are distributed via a SaaS model. These solutions include end market products offerings in security, PC performance optimization and online services, among others. Our premium products and solutions include additional features as well as maintenance and support services (including the right to receive unspecified future upgrades/enhancements of our products, when and if available) during the fixed term of the license.

Subscription revenue is generated from the sale of fixed-term software license arrangements, which are generally sold and downloaded over the Internet or sold as packaged products through multi-tiered distribution channels. This subscription revenue is recognized ratably over the term of the related license agreement. Most license agreements are paid upfront resulting into a deferred revenue balance on the balance sheet. With the evolution to a SaaS model upfront cash payments are anticipated to decrease in future.

To a lesser extent, we also sell perpetual software licenses. The perpetual license agreements include free maintenance and support services for which vendor-specific objective evidence of the fair value of undelivered elements does not exist. We recognize all revenue from perpetual license agreements ratably over the expected term for providing maintenance and support services.

We also sell through our reseller network. The sales through our reseller network are undertaken by intermediaries and we offer these intermediaries a discount on our products. As a result, we receive less revenue per customer from sales through our reseller network than we do through our direct online channel. We largely recognize revenue for products sold through our reseller network on a sell-through basis, and to a lesser extent, upon order based on the intermediaries’ right of return.

Growth in our subscription revenue will largely depend on our ability to sell premium versions of our software products to new users as well as our ability to sell new and additional solutions and upgrades to our existing users. This growth will also depend on our continued ability to develop new solutions for our customers.

Platform-derived revenue

Our platform-derived revenue consists primarily of revenue generated via our dynamic secure search solution and to a lesser extent, revenue shares with third-party advertisers and from the sale of threat analysis data. While the searches conducted by users via our dynamic secure search solution are free to our users, we receive a proportion of the revenue generated by search providers from our users’ search activity. This platform-derived revenue is recognized at the time the service is provided.

We have used our dynamic secure search solution to generate revenue through our search agreements with multiple providers, the most significant of which are Yahoo! and Google. In exchange for directing our active users’ search queries to search providers, we earn a percentage of the search revenue generated by such search providers. Our revenue generated by Yahoo! accounted for 15% of our total revenue in 2014 compared to 9% in 2013 and revenue derived from Google represented 9% of our total revenue in 2014 compared to 28% in 2013.

We try to diversify our platform revenue at a user level whereby for example, a user will either have his or her searches directed to the Yahoo! ad network exclusively or Google ad network exclusively. Where we send traffic is based on expected customer lifetime value which is influenced by not only revenue per search (itself influenced by the quality of the ad network we are using) but also by the acceptance of our search offering and the length of time a search user utilizes our secure search solution (influenced by the type of offer, search experience and strong brand identification).

Our agreement with Yahoo! was a three-year non-exclusive search partnership and software distribution contract effective from January 1, 2013. On July 1, 2014, we renewed our relationship with Yahoo! for a further 3 years. We also renewed our Google contract until March 2016.

We intend to continue to explore opportunities with search providers and search aggregators in order to further embed diversification within this revenue stream. In addition we continue to develop enhancements to our secure search solution, allowing us to prolong user lifetime. As platform revenue encompasses all indirect revenue, i.e., where the end customer does not directly pay us for products or services, we continue to explore other monetization means such as mobile advertising as a way of driving additional revenue.

Third party monetization/distribution is the practice of offering services to users outside of our organic user base, whereby through partnerships, our secure search solution is included with third-party application downloads. Ongoing competitive pressure increased the bounty rates required to achieve the same volume of installations of search products. And with ongoing changes in the browser environment, it has become more difficult to establish strong margins. Also, some accompanying third party products could be seen to conflict with our established brand position and in November 2013 we announced our decision to exit third party search distribution, which we began executing during 2014.

During 2014 we continued indirect monetization of our mobile user base through third-party advertising from which we collected a revenue share. Although mobile revenue was not significant in 2014, as we continue to grow our mobile user base and optimize such advertising programs, we expect that this will represent an increasing share of our platform-derived revenue stream.

Growth in our platform-derived revenue will depend on our ability to effectively monetize and expand our user base through additional online services, greater user engagement and extended overall lifetimes of our products. Our ongoing diversification strategy is designed to mitigate the ongoing impact of guideline changes from 2013 by our search providers.

Key metrics

We monitor a number of metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We also provide certain other metrics that we believe may be helpful to investors in understanding the business.

Active, subscription, and stand-alone secure search users

We define our active users as those that (i) have downloaded and installed our free software on a PC and have connected to our server at least once in the previous 30 days, (ii) represent a unique mobile device which has contacted our server at least once in the preceding 30-day period, (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. Subscription users are active users who subscribe to our premium products and online services, the primary component of our subscription revenue. We include in the number of free users those with trial licenses and licenses distributed for promotional purposes. We believe that our methodology for counting our user base is more conservative than methodologies used by other software companies, some of which count users with less frequent interaction.

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

	Year ended December 31,
(in millions)(1)	2012	2013	2014
	(unaudited)
Active users at period end	146	177	197
Average active users(2)	127	161	187
Subscription users at period end	15	16	19
Average subscription users(3)	15	16	18

(1)	In this Annual Report, unless otherwise indicated, active user and subscription user numbers have been rounded to the nearest million. Active users as of December 31, 2014, included approximately 101 million users of our mobile products.
(2)	Average active users are calculated based on an average of the opening and closing user count for the period.
(3)	Average subscription users is based on an average of the opening and closing subscription user counts for the period. However, we added 5 million additional paid subscription users through acquisitions in the fourth quarter of 2014. This leads to the simple average being higher for 2014 compared to a quarterly basis. The average subscription users calculated on a quarterly basis for the fourth quarter of 2014 was 16 million.

In 2014 we refined the definition of active users in relation to users of our mobile products such that it will represent a unique mobile device, which has contacted our server once (rather than twice) in the preceding 30-day period. If this change had been implemented as of December 31, 2013 active user numbers at that date would have been 180 million instead of 177 million, of which users of our mobile products would have been 71 million instead of 68 million.

Subscription users are active users who subscribe to our premium products and online services, the primary component of our subscription revenue. We have not historically recognized unique users with a valid subscription license to our AVG-branded PC optimization product as subscribers. However, as of and after December 31, 2014, we are including our AVG-branded PC optimization product unique users in our total user count, included where the users have not subscribed to any other AVG products, which results in a 0.7 million higher number of unique subscription users being recognized. If we had recognized unique users of our AVG-branded PC optimization product as subscribers as of December 31, 2013 and December 31, 2012, our subscribers at such dates would have been 0.6 million higher and 0.6 million higher, respectively. Of the total AVG-branded PC optimization product users, the proportion that are unique is estimated at 48% and 58% as of December 31, 2013 and 45% as of December 31, 2012, respectively.

We recognize that potential flaws in our user metrics may exist and we will continue to assess opportunities to improve our methodology of calculating these metrics. We may choose in the future to alter this calculation methodology beyond the change already implemented in 2014 to reflect changing circumstances or additional information. In addition, the evolution of our product portfolio, both in the coming year and beyond, may necessitate revisions in our user count methodology that are not possible to quantify currently. With our product development activities seeking to connect both PC and mobile devices across platforms in the consumer market and the planned further expansion of our SMB SaaS offering, we may in the future revise our user count methodologies. See “Item 3. Key Information – D. Risk Factors – Accurately measuring the number and retention of our active and subscription users is difficult.”

Revenue per average active user

Revenue per average active user is defined as total revenue divided by the average number of active users in that period. We monitor total revenue per average active user because each active user provides opportunities for us to realize both platform and subscription revenue through our platform monetization initiatives, such as our dynamic secure search solution, and through our multiple product strategy of up-selling and cross-selling our expanding set of premium products and online services to all of our users. We monitor revenue per average active user to assist us in making strategic decisions primarily in three ways:

•	seeking to optimize the revenue per user we receive from our existing user base in order to increase our revenue per average active user in the near term, including by optimizing the monetization methods used with different user base segments;

•	determining whether to invest in increasing the size of different user base segments to the extent that we have current opportunities to monetize them; and

•	determining whether to invest in increasing the size of different user base segments to the extent that we have identified opportunities to monetize them in the future.

As a result, revenue per average active user represents the outcome of our strategic priorities and may vary across periods, segments and platforms, depending on the extent to which we are pursuing each of the strategies described above. For example, our rapid expansion into mobile services has led to a decline in our overall revenue per average active user, but this is consistent with our overall strategic plan.

	Year ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars, except for user data and per user data)
Total revenue	$355,966	407,113	374,073
Active users at period end (in millions)	146	177	197
Average active users (in millions)	127	161	187
Revenue per average active user	$2.80	$2.53	$2.00

During 2014 we experienced an expected reduction in our revenue per average active user, due to our successful acquisition of mobile users which monetize at a significantly lower level than our historic PC users, a trend we expect to continue in the near future as our mobile growth is expected to out-pace our PC growth. Excluding mobile active users, our revenue per average active user would have decreased from $3.54 in 2013 to $3.50 in 2014, a decrease of approximately 1%, driven by a pivot of the business from platform revenues into subscription, and would have increased from $3.27 in 2012 to $3.54 in 2013, an increase of approximately 8%.

Subscription revenue

Subscription revenue per average subscriber is defined as subscription revenue divided by the average number of subscription users in the period.

	Year ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars, except for user data and per user data)
Subscription revenue	$196,858	$250,839	$281,581
Subscribers (in millions)	15	16	19
Average subscribers (in millions)	15	16	18
Subscription revenue per average subscriber	$13.09	$15.90	$16.01

Subscription revenue per average subscriber increased by 1% from 2013 to 2014, principally as a result of increased revenue from our PC optimization products and an increase in the proportion of active users that use multiple products.

Future growth in this metric will be dependent on the expansion of our premium products portfolio to drive revenue from cross-selling into the same user base. Revenue from this area in 2014 was immaterial. In addition, user segment mix may drive variances in this metric, with licenses sold in the SMB involving higher discounts due to the nature of multi-seat licenses sold through multi-tiered distribution channels.

Search volume and platform-derived revenue per thousand searches

	Year ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars, except for search volume data and per thousand searches data)
Platform-derived revenue	$159,108	$156,274	$92,492
Search volume (in millions)	7,202	6,712	3,283
Platform-derived revenue per thousand searches	$22	$23	$28

Search volume is defined as the number of searches conducted by our active users using secure search functionality in our products, including toolbars, and our secure search web pages. We do not include DNS-error-page-related searches in calculating search volumes due to their distorting impact. We consider search volume to be the primary driver of platform-derived revenue as search volume provides us with the opportunity to earn money from our arrangements with search engine companies. Searches are the initial step in the monetization process, with the final step being the generation of platform-derived revenue as reported in our financial statements, and hence it is search volume that is measured in considering the drivers of platform-derived revenue.

Platform-derived revenue per thousand searches is defined as platform-derived revenue divided by search volume in thousands.

Overall search volume decreased 51% in 2014 compared to 2013, due to Google guideline changes implemented in February 2013, and our strategic exit from third party distribution. This is in line with our longer term strategy to engage those users who will enjoy the product, use it for an extended period and deliver more search and higher returns per active user.

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

Platform revenue per thousand searches has grown 21% in 2014 due to a number of factors, including geographic and partner mix, and other market factors.

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

Adjusted net income and free cash flow are measures of financial performance and liquidity, respectively, and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, analysis of our results of operations, including our operating income and cash flows, as reported under U.S. GAAP. We provide these non-GAAP financial measures because we believe that such measures provide important supplemental information to management and investors about our core operating results and liquidity, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of our core operating results or business outlook or liquidity. Management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating our operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing our performance against our historical performance. Some of the limitations of adjusted net income and free cash flow and their related ratios as measures are:

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

Adjusted net income

Adjusted net income is defined as net income for the period, adding back: share-based payments; acquisition-related intangible asset amortization expense; adjustments for other items; and benefit (provision) for income taxes and deducting from adjusted profit before taxes the impact of a normalized tax rate.

Adjusted net income as disclosed in this Annual Report reflects an adjustment to normalize tax as stated above, since our profit and loss tax charge varies from period to period and has shown significant variations from our cash tax charge. In particular, our entry into an innovation tax regime in the Netherlands resulted in a significant tax credit in June 2011, which reverses over subsequent periods. In order to remove the period to period impact of these variations, we have used an estimated normalized tax rate in our historic non-GAAP financial reporting and future projections, to better reflect the core operational changes in our business. During 2013 and 2014 we updated the normalized tax rate to 12.5%, as compared to 14% applied in 2012. The normalized tax rate of approximately 12.5% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges. The tax rate reflected on the income statement for 2012 and 2013 was on average approximately 19.4% and 38.0%, respectively, and the tax paid reflected on the cash flow statement in 2012 and 2013 was approximately 15.2% and 15.6%, respectively.

The tax rate reflected on the income statement for 2014 was on average approximately 26.5% and the tax paid reflected on the cash flow statement in 2014 was approximately 13.3%.

In the year ended December 31, 2014, we recorded add-backs to adjusted net income totaling $9.7 million (net of tax $8.5 million). This included $2.1 million in charges associated with the rationalization of our global operations, as well as incurring $3.0 million in respect of various legal settlements. In the year ended December 31, 2014, we further incurred $5.7 million in acquisition related charges, primarily including $4.1 million with respect to Wavemarket, Inc. (Location Labs).

In the year ended December 31, 2013, we recorded add-backs to adjusted net income totaling $8.6 million (net of tax of $7.5 million). This included $3.6 million in charges associated with the rationalization of our global operations, including $1.7 million costs in relation to the program announced in the fourth quarter of 2012, principally focusing on the absorption of activities from our TuneUp operation within our other entities. In December 2013 we commenced a program to further streamline our business focus and resource allocation, in particular following our November announcement of a controlled exit from the business of distributing our secure search solution through third parties. This led to a one-off charge of $1.4 million in the year ended December 31, 2013. In addition we incurred severance and other restructuring costs of $0.5 million in relation to synergy realization following our acquisition of LPI Level Platforms Inc. We additionally recognized $2.6 million of accelerated amortization of deferred financing costs due to the full voluntary repayment and termination of our long-term debt facility entered into on March 15, 2011 and originally due to mature on March 15, 2016. We incurred $3.2 million costs in respect of a class action litigation relating to the design, sale and marketing of our AVG PC TuneUp software including a net settlement paid to an escrow account in January 2014 of $1.5 million and $1.6 million in legal fees associated with the negotiation of the settlement. In the year ended December 31, 2013, we further incurred $1.8 million in acquisition related charges, including $1.6 million in respect of PrivacyChoice LLC and $0.2 million related to ASR Technologies AB.

In the year ended December 31, 2012, we recorded add-backs to adjusted net income totaling $7.2 million (net of tax of $6.2 million). In December 2012 we undertook a program to rationalize our global operations, including our TuneUp operation and headcount reductions in various locations. The purpose of this program was to reduce overhead costs in order to redirect spending to research and development in 2013. This led to a one-off charge of $5.1 million in the year ended December 31, 2012. In addition we recorded a charge of $2.1 million in acquisition-related charges related to our acquisition in 2011 of the mobile platform company, Droid.

We believe the above charges should be excluded from adjusted net income as they do not reflect our ongoing costs of operations.

We may incur future expenses similar to the adjustments reflected below. For example, while share-based compensation is a component of cost of revenue and operating expenses, the impact to our consolidated financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of our ordinary shares. Our presentation of adjusted net income should not be construed as an inference that our future results will be unaffected by amortization, share-based compensation or any unusual items. Furthermore, we may in future periods we may make additional adjustments to the definition of adjusted net income.

The following table presents a reconciliation of adjusted net income to net income for each of the periods indicated.

	Year ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
Adjusted net income:
Net income	$45,817	$63,714	$54,433
Add back: Share-based compensation	16,183	8,928	12,376
Add back: Acquisition amortization(1)	8,215	12,271	18,683
Add back: Adjustments for other items, net of tax(2)	7,213	11,218	9,684
Add back: Income tax provision (benefit)	11,141	39,006	19,579

Adjusted profit before taxes	88,569	135,137	114,755
Less: Tax effect(3)	(12,400)	(16,892)	(14,344)

Adjusted net income	$76,169	$118,245	$100,411

(1)	Includes amortization of acquired intangibles.

(2)	Other adjustments between GAAP and non-GAAP measures in the twelve months ended December 31, 2014 comprise of $1.6 million in charges associated with litigation settlements, $6.6 million in acquisition related charges primarily relating to the Location Labs acquisition, $1.4 million in net reversals of capitalized development charges, $0.6 million in charges related to the unwinding of discounts and changes in fair value and $2.3 million in charges associated with the rationalization of our global operations. Other adjustments between GAAP and non-U.S. GAAP measures for the twelve months ended December 31, 2013 comprise $2.6 million of accelerated amortization of deferred financing costs due to the full voluntary repayment and termination of long-term debt, $3.2 million in charges associated with a litigation settlement, $3.6 million in charges associated with the rationalization of our global operations, including integrating the business acquired from LPI Level Platforms Inc., and $1.8 million in acquisition related charges primarily relating to the PrivacyChoice integration. For the twelve months ended December 31, 2012 we recorded $5.1 million in charges associated with the rationalization of our global operations and $2.1 million in acquisition related charges.
(3)	Adjusted for impact of normalized tax rate of 12.5% in the twelve months ended December 31, 2014 and 2013 and 14% in 2012. The normalized tax rate of 12.5% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.

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

In evaluating free cash flow, one should be aware that levels of both cash generation and capital expenditures may change in the future. Our presentation of free cash flow should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items.

We use free cash flow as a measure of liquidity and not as a measure of performance. Free cash flow includes interest paid on external debt and as a consequence its use to measure the operating performance of the business is affected by our capital structure. Reduction in the level of external debt in 2012 and 2013 resulted in lower interest payments and as such it was a contributor to the increase of the free cash flow over these periods. The increase in borrowings in October 2014 had an adverse impact on the level of free cash flow, although interest payments are still relatively small compared to the total free cash flow.

The following table presents a reconciliation of free cash flow to net cash provided by operating activities, the most comparable U.S. GAAP measure, for each of the periods indicated.

	Year ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$119,306	$145,204	$108,807
Less: Payments for property and equipment and intangible assets	(17,914)	(16,726)	(15,577)

Free cash flow	$101,392	$128,478	$93,230

The following table presents the changes in free cash flow between 2014 versus 2013 and 2013 versus 2012.

	Year ended December 31			Change 2012 vs. 2013		Change 2013 vs. 2014
	2012	2013	2014	In dollars	Percentage	In dollars	Percentage
Free cash flow	$101,392	$128,478	$93,230	$27,086	26.7%	$(35,248)	(27.4)%

In 2014, free cash flow decreased by $35.2 million compared to 2013. This decrease was primarily caused by lower net cash provided by operating activities, reflected in lower net income ($9.3 million) and changes in working capital ($31.1 million), only partly offset by higher non-cash adjustments ($4.0 million). The movements in working capital were predominantly driven by a $15.2 million change in deferred revenue due to a stabilization of sold licenses, a $2.9 million change in income taxes payable, payment of deferred acquisition considerations of $6.2 million and changes in accounts receivable and payable.

In 2013, free cash flow increased by $27.1 million compared to 2012 reflecting an increase in cash from operating activities of $25.9 million combined with lower capital expenditure, which at $16.7 million was $1.2 million lower than in 2012

The increase in free cash flow from 2012 to 2013 was principally driven by growth of $40.2 million in subscription bookings and by a reduction of $11.9 million in interest paid, partially offset by increased cost of revenue and operating costs of $21.5 million as noted in the section “Key factors affecting our performance” below.

Key factors affecting our performance

The following discussion highlights the key factors that we believe affected our results of operations.

Growth of our product portfolio

2014 was a successful year for us with key product implementations across Mobile, SMB software as a service (SaaS) and Consumer desktop subscriptions. A key driver of our future growth is our ability to continue to cross-sell products into our user base, better facilitated with the ongoing penetration of our key segments with our enhanced product portfolio. Our acquisition of TuneUp Software GmbH, and the subsequent growth of our PC optimization software revenue stream in 2013, was a clear example of successfully growing our product portfolio. During 2014 we have experienced growth of the number of applications per subscription user, which we intend to grow in the coming periods through internal product developments such as AVG Zen and also inorganically through acquisitions.

Growth of our user base

Growth of our user base is a primary driver of our revenue. Growth in our subscription user base is a key driver of our subscription revenue and growth in our active user base, along with search volume, drives platform-derived revenue

Active users

The primary driver of growth of our active user base has been increasing user awareness of our solutions and the AVG brand, which we promote through key mobile application stores, online viral marketing, word-of-mouth advertising, blogs and other media referrals. In addition, periodic enhancements and functionality additions made to our free solutions also contribute to overall active user base growth. This has allowed us to grow our active base of mobile users by 48% from 68 million as of December 31, 2013 to 101 million as of December 31, 2014. Our desktop user number has contracted slightly in 2014 primarily due to our exit from the third party search distribution business.

Subscription users

Subscription users are those who subscribe to premium products, the primary component of subscription revenue. Growth in our subscription user base is driven by increasing user awareness of our premium products and brand, leading to both greater numbers of visits to our website and increasing traffic to our web-based distribution platform, which generates direct sales (i.e., without an upgrade from the free product). Enhancements and functionality additions to our premium solutions (as compared with our free product) have contributed to the growth of our subscription user base, particularly as those solutions have evolved to more comprehensive software suites. The growth of our active user base has also contributed to growth of our subscription user base by increasing the pool of users who may potentially upgrade to our premium solutions (and are accordingly converted into subscription users). As with direct sales, this dynamic is driven by the enhancements and additional functionality of our premium solutions. With the acquisition of Location Labs and Norman Safeground in 2014, we successfully added 5.1 million subscription users across desktop and mobile devices.

User retention

One element affecting the growth and stability of our user base is our ability to retain existing users, which is influenced by a variety of factors. For example, our ability to retain both subscription users and active users is affected by the frequency with which our users replace their personal computers, as free trial versions of antivirus and other software are typically preinstalled on new personal computers. Personal computer lifetime creates an interesting dynamic for us, since while potentially decreasing opportunities for growth in our antivirus and other software categories it generates increasing demand for our PC Optimization software. Users with mobile devices have lower retention rates than those using personal computers, also by virtue of the lower average lifetime of a mobile handset. In addition, due to our limited ability to track users based on personally identifiable information, even if existing users continue using our products on new personal computers, it historically has appeared to us as the loss of an existing customer and the addition of a new customer. Although we are collecting increasing numbers of email addresses from our mobile free users, assessment of retention of free users is particularly difficult as we have historically collected little or no identifiable information on these users. User retention also depends on the mix of products sold to consumers versus small businesses, as different user types have different retention characteristics. Another factor affecting subscription user retention is the extent to which we invest in various marketing and customer loyalty programs, such as discounted pricing for renewals and two-year subscriptions, as well as the cross-selling of products within our user base. We may adjust our pricing strategy from time to time with the objective of increasing our revenue per average active user, which may cause decreases in our subscription renewal rates even if it increases overall revenue. For example, we may reduce discounts given to renewing users, which could increase overall revenue if the increase in revenue from each renewing user is not fully offset by the decrease in revenue caused by the resulting decline in renewal rates. Since 2011 we have successfully implemented and optimized an auto-renewal strategy for subscription users (an opt-in or opt-out option selected by the user at the time of purchase to automatically renew the relevant subscription and to charge the user’s pre-designated debit or credit card) where possible and permitted by law to increase our retention of subscription users. Approximately 84% of subscription users purchasing a license online in 2014 opted for auto-renewal (compared to 76% in 2013 and 71% in 2012). In the fourth quarter of 2013 we saw the first material amount of PC Optimization licenses originally purchased renew automatically rather than expire as they would have prior to the implementation of our auto-renewal strategy. As we have successfully demonstrated with our auto-renewal strategy for our anti-virus products in the last three years, we will seek to optimize the auto-renewal strategy for PC Optimization users which represents a strong growth opportunity in the coming periods. However, certain proposed regulations in the European Union and the United States may not allow for auto-renewal in the future, which may result in a lower renewal rate by our existing subscription users. See “Item 3. Key Information – D. Risk Factors – Regulation of the Internet and the lack of certainty regarding application of existing laws to the Internet could substantially harm our operating results and business” and “Item 3. Key Information – D. Risk Factors – A significant percentage of our total revenue comes from purchases of subscriptions to our premium products, which must by their terms be renewed by our users to remain in force.” We anticipate AVG Zen with its cross platform approach will have a significant positive impact on user retention due to a number of factors, including, ease-of-use for customers, single point of administration management, and other tactical advantages brought by features such as “auto discover”.

Platform monetization of our active user base

The combination of market changes together with our November 2013 announcement of our decision to make a controlled exit from our business focusing on the distribution of our secure search solution through third-party application partnerships, means we expect platform-derived revenue will represent a decreasing percentage of our overall revenue in the near term.

However, monetization of our active user base through platform-derived revenue in addition to subscription revenue remains a key element of our overall performance and strategy, driven by our ability to provide new premium products and online services that generate subscription and platform-derived revenue. The primary component of platform-derived revenue is from search agreements, whereby we deliver user Internet search requests submitted into our dynamic secure search solution to our search providers. In the coming year we also intend to increase the contribution from indirect monetization of our mobile user base, through our partnerships with mobile advertising networks. While we have seen rapid user growth in these areas, the related revenue continues to remain immaterial.

Platform-derived revenue from our secure search solution is dependent upon the volume of Internet searches conducted. We have formed a number of strategic alliances and agreements that allow us to market and cross-sell products and online services to our active users. And to that extent, the continuation of the search revenue is dependent on maintaining and expanding these relationships.

Similarly, successful indirect monetization of our mobile user base will depend on our ability to successfully optimize in-application advertisements and promotions and the continuing expansion of our mobile user base.

Searches conducted

The substantial majority of our platform-derived business to date and expected for the near term is based on secure Internet searches. When users install our toolbar, Web Tuneup browser extension, or various other applications, we provide them with our dynamic secure Internet search functionality. Except for DNS-error-page-related queries, which are sent to Yahoo!, we establish a primary search provider for a particular geography based on maximization of customer lifetime value per offer of our secure search solution. Thus our platform-derived revenue from search is diversified across search providers comprised of Yahoo!, Google, Seznam and Yandex.

A search engine’s advertisers pay the search engine a fee each time a user clicks on one of the advertisers’ ads displayed on the search engine’s sponsored links. We receive a percentage of that fee and we recognize our share as platform-derived revenue. This is dependent on the fees the search engine receives from the click-through of a user. The fees per click are based on a variety of factors that are beyond our control and our revenue and profitability may be harmed if these factors do not move in our favor. Our platform-derived revenue may therefore be affected by both factors we can influence, such as the number of toolbar installations and engagement with the toolbar driving search volumes, but also by factors beyond our control, such as individual user behaviors in choosing to click on advertisement links as well as the fees earned by the search provider for each click on an advertisement link, which in turn affects our share of those fees. If we are not able to grow the aggregate number of clicks or searches, the conversion of search queries to click-throughs, and lifetime of a search user, our platform-derived revenue may be impacted.

Security demand and awareness

Our free Internet security software serves as our primary customer acquisition vehicle, across both personal computers and mobile devices. Internet users view security software as a prerequisite for a secure, safe Internet experience.

The size of our user base, and consequently our results of operations, are influenced by general growth in the consumer and small business security market, broader interest in security software and changes in the awareness among consumers and small and medium businesses as to the need for Internet security. The growing use and popularity of the Internet has led to increased demand for Internet security solutions, including our products. In addition, newsworthy events involving or predicting harm caused by significant and extensive breaches of Internet security cause demand for our products to increase. As cybercrime has increased in both frequency and sophistication, our users have demanded more comprehensive Internet security solutions. We believe that as online activity and the interconnectivity of devices continue to increase, the security requirements of our users will also increase.

Online marketing and distribution

Our business model depends in part on facilitating and encouraging viral marketing and soliciting product development ideas from our active users, which can reduce operating expenses. In particular, our model helps to limit the growth in our sales and marketing and customer acquisition expenses.

From 2012 to 2014, our revenue was increasingly derived from our own online channels, including sales of our software solutions through our own web-based distribution platform and our platform-derived revenue, as opposed to our reseller network, which includes offline sales and sales through third-party distributors (whether in retail stores or on the Internet). Growth in our web-based distribution has had the effect of increasing the percentage contribution of our sales to our overall profitability by eliminating costs incurred with respect to third-party distributors and lowering our own cost of sales. Over the near term, we expect revenue from our reseller network to increase as a percentage of total revenue due to the expected contraction in platform-derived revenue combined with the impact of our 2013 acquisition of the business of LPI, the 2014 acquisition of Norman Safeground and our further investment into the expansion of our SMB SaaS offerings, sales of which are principally made through our channel partners.

The following table summarizes our revenue by distribution channel for each of the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
Reseller network	$64,307	$63,155	$67,150
Web-based and platform-derived	291,659	343,958	306,923

Total	$355,966	$407,113	$374,073

Currency fluctuations

Our reporting currency is the U.S. dollar, notwithstanding that we are organized under the laws of the Netherlands. In 2014, revenue and expenses, respectively, were 63% and 52% in U.S. dollars, 15% and 12% in Euros, 14% and 6% in British pounds, 5% and 2% in Australian dollars, 1% and 4% in Canadian dollars, 2% and 18% in Czech crowns and 0% and 5% in Israeli shekel.

We are exposed to risk resulting from the translation of the results of subsidiaries with functional currencies other than the U.S. dollar, in particular our Czech, Australian, Canadian, Israeli and U.K. subsidiaries. In 2014, the effect of this exposure in other comprehensive income was a loss of $4.5 million.

Some of our subsidiaries have revenues and expenses in a different currency than their functional currency. The principal exposures resulting from these transactions are in euro, Australian and Canadian dollar, Czech crown, Israeli shekel and British pound against the U.S dollar.

We enter into foreign exchange contracts to economically hedge transactional exposures between the U.S. dollar and the currencies we are exposed to, reducing the exposure but not eliminating potential losses.

Effective tax rate

Through May 31, 2011, our effective tax rate was mainly determined by the nominal corporate tax rate of 10% in Cyprus and a relatively low corporate tax rate in the Czech Republic. On June 1, 2011, we entered into an innovation tax regime in the Netherlands and recognized tax benefits (deferred tax assets) which significantly impacted our effective tax rate. As a result, we received a credit, or a benefit to our income statement of $56.3 million in June 2011, and then an offsetting charge of $13.6 million in 2012, $13.1 million in 2013 and $10.8 million in 2014. As a result, our effective tax rate was 19.4% in 2012, 38.0% in 2013 and 26.5% in 2014.

The primary reason for the decrease in tax expense for the year ended December 31, 2014 is due to the prior year decrease to the deferred tax asset for deferred revenue in 2013 that did not recur in 2014. Deferred tax assets are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred taxes are expected to be settled or realized. As a result of the centralization of all intellectual property in the Netherlands during 2013 and alignment of the intercompany transfer pricing methodology, the enacted tax rates used for realization of the deferred tax assets decreased significantly in 2013 which resulted in an unfavorable impact to the prior year effective tax rate, but a lower effective tax rate in 2014. The effective Dutch tax rate is expected to be significantly lower than the statutory tax rate in the Netherlands primarily as a result of the innovation box tax regime in the Netherlands and as a consequence of a tax ruling relating to the relocation of our e-commerce operations in the Netherlands beginning January 1, 2014.

As of June 1, 2011, we reorganized our operating model by centralizing the ownership of certain intangible intellectual property rights (and the future development of those rights) in the Netherlands. In addition, as of January, 2014, we relocated our Cypriot e-commerce entity to the Netherlands and obtained a special deduction which will result in an expected cash tax rate of 11.25% over the following ten years. As a result of these group tax restructurings our future effective tax rate will mainly be determined by the “innovation box” tax regime in the Netherlands and the effective corporate tax rate of our e-commerce distribution entity of 11.25% in the Netherlands.

Effective January 1, 2007, and as further amended on January 1, 2010, Dutch corporate tax legislation provides for a specific tax benefit for income generated by the exploitation of technology that results, among other things, from research and development activities, generally referred to as the “innovation box”. On May 31, 2011, we entered into an agreement with the Dutch tax authorities regarding the application of this regime to us, which was updated on November 30, 2012. The agreement confirms the application of the tax incentive to the Dutch operations, and establishes the methodology to be used to determine our income from the technology. In addition, this agreement confirms the amount of depreciation deduction that we may take each year and also confirms the tax deductible depreciation of the intellectual property rights centralized in the Netherlands which have an agreed tax base increased to fair market value as per June 1, 2011, and tax deductibility of certain related expenses, including interest expenses. As a result, income attributable to certain research and development activities is subject to an effective tax rate of 5%, in lieu of the Dutch statutory corporate income tax rate of 25%. Our effective tax rate is subject to the uncertainties described under “Item 3. Key Information – D. Risk Factors – Challenges by various tax authorities to our international structure may, if successful, increase our effective tax rate and adversely affect our earnings” and “Item 3. Key Information – D. Risk Factors – Changes in international or national tax laws and regulations or in the channels in which we distribute our solutions may adversely affect our business and reported results”.

Cost of revenue and operating expenses

Cost of revenue

Cost of revenue consists of fees paid to third parties that distribute our search solutions, customer support, costs of electronic downloads, commissions to payment providers, amortization of purchased technology, costs of packaging and license fees for technologies implemented into our products. Following the acquisition of the business of LPI Level Platforms, cost of revenue also includes the cost associated with our network operating center, providing outsourced network monitoring and management to small and medium sized businesses. Following our November 2013 announcement of our decision to make a controlled exit from the third-party distribution of our search solutions, we experienced a 25% reduction in cost of revenue in 2014 compared to 2013, gross profit margin improvement of 5% across our combined subscription and platform-derived revenue streams, which was offset by an increase in cost of revenue of $1.7 million following the integration of the acquisition of Location Labs in the fourth quarter of 2014.

Operating expenses

We classify our operating expenses into three categories: research and development, sales and marketing and general and administration. These categories correspond to our different functional groups.

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

Research and development

Research and development expense primarily consists of personnel costs for our product development, product management employees and fees to our contract development vendors. We have devoted our development initiatives primarily to expanding our product line, building out a larger product management organization and increasing the functionality and enhancing the ease of use of our solutions. Our primary research and development operations are in the Czech Republic, where we are able to take advantage of strong technical talent. Technology acquisitions have seen us increase our development base in the United States, Israel and Canada. We have also increased our investment in our innovation center in Amsterdam since 2011. We expect to increase our research and development expense on a dollar basis, and as a percentage share of revenues over the near term as we pursue our transition into product development principally in cloud-based offerings to consumers, SMBs, and mobile.

Sales and marketing

Sales and marketing expense primarily consists of personnel costs for our sales, marketing, business development and sales operation support employees and executives; the cost of marketing programs such as online lead generation; promotional events and webinars; sales commissions payable to third parties that refer customers to us; and the cost of business development programs. We also include the distribution of updates for our free product in this category, on the basis of this representing a customer acquisition expense for us. During 2013 we generated significant annualized savings from the closure of our local operations in Germany supporting TuneUp. We closed the Consumer segment operations in Australia in 2014, from which we expect to realize savings in 2015. In 2014 we realized savings with redirecting the sales effort away from distribution of our secure search solution to third parties. Such savings contributed to growing investment in our sales efforts to support our service offerings to small and medium sized businesses and the development of partnerships with mobile network operators, particularly in the United States, but also in Europe and in Australasia, to increase brand awareness, product adoption and user growth. For our Consumer segment, in the near term we expect to increase our sales and marketing expense on a dollar basis, but generate margin expansion from a decrease in sales and marketing spend as a proportion of revenue. For our SMB segment, as we continue to grow SaaS actively, we expect an increase in expenditure proportional to revenues on the Sales and marketing function.

General and administration

General and administration expense primarily consists of personnel costs for our executive, information technology, finance, legal, human resources, corporate development and administrative personnel, as well as legal, accounting and other professional service fees, other corporate expenses, merger and acquisition costs that are charged to the profit and loss account and depreciation and amortization. In the coming year we expect a decrease in general and administrative expense as a percentage of revenue, reflecting principally the continued optimization of our global operations rationalization program, while maintaining our investments in our public company infrastructure.

Income tax expense

Income tax expense consists of the taxes we pay in several countries on our taxable income as well as deferred tax with respect to timing differences relating to our deferred revenue. For further information on the breakdown of our income tax components, see our consolidated financial statements included in this Annual Report beginning on page F-1.

Results of operations

The following table summarizes our consolidated results of operations for the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
Statement of Comprehensive Income Data and Other Key Metrics:
Revenue:
Subscription	$196,858	$250,839	$281,581
Platform-derived	159,108	156,274	92,492

Total revenue	355,966	407,113	374,073
Cost of revenue:(1)
Subscription	27,064	30,028	39,068
Platform-derived	27,320	38,817	12,759

Total cost of revenue	54,384	68,845	51,827

Gross profit	301,582	338,268	322,246
Operating expenses:(1)
Research and development	55,485	60,885	70,168
Sales and marketing	92,198	96,382	96,950
General and administrative	73,491	70,902	75,790

Total operating expenses	221,174	228,169	242,908

Operating income	80,408	110,099	79,338
Other income (expense), net	(22,939)	(7,379)	(5,325)

Income before income taxes and loss from investment in equity affiliate	57,469	102,720	74,013
Income tax (provision) benefit	(11,141)	(39,006)	(19,579)
Loss from investment in equity affiliate	(511)	—	—

Net income	45,817	63,714	54,434

Less: Net income attributable to noncontrolling interests	—	—	8

Net income attributable to AVG Technologies N.V.	$45,817	$63,714	$54,426

Other operating metrics:
Adjusted net income (non-GAAP)(2)	76,169	118,245	100,411
Net cash provided by operating activities	119,306	145,204	108,807
Net cash used in investing activities	(30,242)	(39,755)	(165,003)
Net cash used in financing activities	(100,325)	(114,295)	153,762
Free cash flow (non-GAAP)(3)	$101,392	$128,478	$93,230

(1)	We have recognized employee share-based compensation in the consolidated statements of comprehensive income as follows:

	Year ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
Cost of revenue	$—	$40	$58
Research and development	1,652	1,013	2,495
Sales and marketing	2,036	1,172	1,556
General and administrative	12,495	6,702	8,267

Total share-based compensation expense	$16,183	$8,927	$12,376

(2)	Adjusted net income is defined as net income for the period, adding back: share-based payments; acquisition-related intangible asset amortization expense; benefit (provision) for income taxes and deducting from adjusted profit before taxes the impact of a normalized tax rate of 12.5% in 2014 (12.5% in 2013 and 14% in 2012) based on the effective tax rates of the relevant jurisdictions for the applicable adjustments; and certain expense items totaling $9.7 million in 2014, $8.6 million in 2013 and $7.2 million in 2012. For a reconciliation of adjusted net income to net income, the most comparable U.S. GAAP measure, see “– Non-U.S. GAAP Measures – Adjusted net income”.
(3)	Free cash flow is defined as net cash provided by operating activities less payments for property and equipment and intangible assets. For a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP financial measure, see “– Non-U.S. GAAP Measures – Free cash flow.”

The following table presents our consolidated results of operations for the periods indicated as a percentage of total revenue. Percentages from certain line items do not sum to the subtotal or total line items due to rounding. The period-to-period comparisons of results are not necessarily indicative of results for future periods.

	Year ended December 31,
	2012	2013	2014
Consolidated Statement of Comprehensive Income data:
Revenue:
Subscription	55.3%	61.6%	75.3%
Platform-derived	44.7%	38.4%	24.7%

Total revenue	100.0%	100.0%	100.0%
Cost of revenue:
Subscription	7.6%	7.4%	10.4%
Platform-derived	7.7%	9.5%	3.4%

Total cost of revenue	15.3%	16.9%	13.9%

Gross profit	84.7%	83.1%	86.1%
Operating expenses:
Research and development	15.6%	15.0%	18.8%
Sales and marketing	25.9%	23.7%	25.9%
General and administrative	20.6%	17.4%	20.3%

Total operating expenses	62.1%	56.0%	64.9%

Operating income	22.6%	27.0%	21.2%
Other income (expense), net	(6.4)%	(1.8)%	(1.4)%

Income before income taxes and loss from investment in equity affiliate	16.1%	25.2%	19.8%
Income tax (provision) benefit	(3.1)%	(9.6)%	(5.2)%
Loss from investment in equity affiliate	(0.1)%	—%	—%

Net income	12.9%	15.7%	14.6%

Years ended December 31, 2012, 2013 and 2014

Revenue

	Year ended December 31,			Change 2012 vs. 2013		Change 2013 vs. 2014
	2012	2013	2014	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages, user data and per user data)
Subscription revenue	$196,858	$250,839	$281,581	$53,981	27.4%	$30,742	12.3%
Percentage of total revenue	55.3%	61.6%	75.3%
Platform-derived revenue	$159,108	$156,274	$92,492	$(2,834)	(1.8)%	$(63,782)	(40.8)%
Percentage of total revenue	44.7%	38.4%	24.7%
Total revenue	$355,966	$407,113	$374,073	$51,147	14.4%	$(33,040)	(8.1)%
Average active users (in millions)(unaudited)	127	161	187	34	26.8%	26	16.1%
Revenue per average active user (unaudited)	$2.80	$2.53	$2.00	$(0.27)	(9.8)%	$(0.53)	(20.9)%

The increase in subscription revenue of $30.8 million in 2014 compared to 2013 was primarily attributable to an increase in revenue from renewal across the security and performance products, which contributed $23.3 million more revenue in 2014, as well as smaller contributions from the organic SMB business and acquistions.

The year-over-year gain in renewal revenue was assisted by the impact of auto-renewal, which has been adopted by the majority of online purchasers. This presents further opportunities for growth due to increasing maturation of licenses originally purchased through auto-renewal across both our security and increasingly our PC optimization software.

Based on our current portfolio of products, we anticipate our subscription revenue growth rate will accelerate in the near term.

The increase in subscription revenue in 2013 compared to 2012 was primarily attributable to an increase in revenue from first purchases of our PC optimization software by 118%. In 2013 revenue from the renewal of our core security products (excluding renewals of our PC optimization and acquired Managed Workplace products) increased by 21% to $98 million compared to 2012. Our 2013 subscription revenue growth was further supplemented by $5 million of revenue due to our acquisition of the business of LPI Level Platforms and a smaller increase in first purchases of our core security products.

The decrease in platform-derived revenue in 2014 compared to 2013 was primarily attributable to the impact of Google’s guideline and browser policy changes in 2013 impacting 2014, resulting in revenue from the use of our secure search solution within our own user base declining by $50 million or 43%, compared to 2013. Importantly in 2013, we made the decision to make a controlled exit from the third party search distribution, which resulted in a further decline in revenue by $17 million, 43% in 2014 compared to 2013.

The decrease in revenue per average active user in 2014 compared to 2013 was caused by our accelerated growth in our mobile active user base, attributable to our acquisition strategy, which has offset the monetization success we have generated in other areas of our business. Excluding mobile active users and revenue, our revenue per average active user would have remained relatively constant in 2014 at $3.50 compared to $3.54 in 2013 and $3.27 in 2012.

Cost of revenue

	Year ended December 31,			Change 2012 vs. 2013		Change 2013 vs. 2014
	2012	2013	2014	In dollars	Percentage	In dollars	Percentage
Cost of revenue	$54,384	$68,845	$51,827	$14,461	26.6%	$(17,018)	(24.7)%
Percentage of total revenue	15.3%	16.9%	13.9%

The decrease in the cost of revenue in 2014 compared to 2013 primarily reflects our controlled exit from our third party search distribution business to which we pay related traffic-acquisition costs, which decreased by $26.0 million during 2014. We also incurred a $2.7 million increase in respect of amortization costs of acquired technologies. Our subscription cost of revenue increased by 30% compared to 2013 due to acquisitions of LPI Level Platforms, Location Labs and Norman Safeground. As we continue our controlled exit from our third party search distribution business we anticipate our platform-derived revenue margins will increase in the near term. Broadly we expect our gross margins to remain flat across the business as a whole.

Research and development

	Year ended December 31,			Change 2012 vs. 2013		Change 2013 vs. 2014
	2012	2013	2014	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Research and development	$55,485	$60,885	$70,168	$5,400	9.7%	$9,283	15.2%
Percentage of total revenue	15.6%	15.0%	18.8%

The increase in research and development expenses in 2014 compared to 2013 was primarily the result of investments to support strategic initiatives designed to drive future top-line growth through our multi-product strategy. The year-over-year cost increase included $5.0 million of incremental costs attributable to the research and development activities in our LPI Level Platforms, Location Labs and Norman Safeground acquisitions and $1.8 million attributable to our innovation team initiatives and a $2.1 million increase in our mobile team. In addition we incurred $1.5 million of incremental costs related to share-based compensation. This was partially offset by year-over-year savings of $0.8 million related to ongoing optimizations, which we announced in 2012.

The increase in research and development expenses in 2013 compared to 2012 included $7 million of incremental costs attributable to the research and development activities in our LPI Level Platforms and PrivacyChoice acquisitions and supporting the continued development of our mobile and CloudCare small business solutions. Depreciation and amortization costs also increased by $2 million (including the amortization cost of acquired technologies). This was partially offset by year-over-year savings of $3 million related to the closure of our TuneUp operations, which we announced in 2012. The PC optimization product development undertaken locally was absorbed in our other development locations by virtue of rationalizing and repurposing resources dedicated to other activities.

As we continue our investment in expanding our product portfolio, particularly with respect to our new AVG Zen product designed to allow consumers to control their privacy, protection, and performance across their multiple desktop and mobile devices, we expect to increase our research and development expense on a dollar basis. Combined with further incremental investment in our mobile and small business service offerings, and in the context of our expected decline in platform-derived revenue, we plan to substantially increase our research and development expenditure as a percentage of revenue in the near term.

Sales and marketing

	Year ended December 31,			Change 2012 vs. 2013		Change 2013 vs. 2014
	2012	2013	2014	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Sales and marketing	$92,198	$96,382	$96,950	$4,184	4.5%	$568	0.6%
Percentage of total revenue	25.9%	23.7%	25.9%

The sales and marketing expenses in 2014 compared to 2013 reflected an increase due to the full year consolidation of LPI Level Platforms, as well as direct costs and acquisition amortization of $3.5 million from the acquisitions of our Brazilian distribution partner, Location Labs and Norman Safeground. We incurred $1.7 million of further incremental costs supporting sales and marketing efforts associated with our CloudCare SMB solution while generating savings of $4.5 million from the decision to make a controlled exit from the third party search distribution.

The increase in sales and marketing expenses in 2013 compared to 2012 reflected the successful execution of our acquisitive growth strategy, with a year-over-year increase of $5 million due to the 2013 acquisitions of the businesses of LPI Level Platforms and Privacy Choice and the October 2012 acquisition of Avalanche. We incurred $2 million of further incremental costs supporting the sales and marketing efforts associated with our CloudCare SMB solution. Further, depreciation and amortization costs increased by $1 million. These were largely offset by savings of $3 million from the closure of local TuneUp operations and reduced operating expenses associated with the development of our e-commerce, content management, order processing and analytics platform of $2 million.

Notwithstanding the investments in new initiatives to drive revenue growth and market share, we expanded our operating margins in 2013, with sales and marketing costs decreasing by approximately 2 percentage point’s year over year.

General and administration

	Year ended December 31,			Change 2012 vs. 2013		Change 2013 vs. 2014
	2012	2013	2014	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
General and Administration	$73,491	$70,902	$75,790	$(2,589)	(3.5)%	$4,888	6.9%
Percentage of total revenue	20.6%	17.4%	20.3%

The increase in general and administration expenses in 2014 compared to 2013 was comprised of $2.4 million in acquisition related costs, a $1.5 million increase in share-based compensation expenses and the majority of the remainder being spent on system improvements and compliance costs.

The decrease in general and administration expenses in 2013 compared to 2012 was comprised of a $6 million decrease in share-based compensation expenses, partially offset by a $1 million increase in one-off adjustment costs and $2 million in other costs. The decrease in share-based compensation costs reflected the $9 million cost recognized in 2012 in relation to shares issuable to the former TuneUp founders and offset by $3 million increase in other share based compensation. The increase in one-off adjustment costs reflected $3 million in incremental costs in connection with the class action litigation relating to the design, sale and marketing of our AVG PC TuneUp software, offset by $2 million of savings in optimization program costs. The $2 million increase in other costs largely reflected the impact of our acquisition growth strategy with $3 million in incremental costs from our Avalanche and LPI Level Platforms acquisitions, partially offset by $1 million in savings generated from the closure of local TuneUp operations.

Other income (expense), net

	Year ended December 31,			Change 2012 vs. 2013		Change 2013 vs. 2014
	2012	2013	2014	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Other income (expense), net	$(22,939)	$(7,379)	$(5,325)	$15,560	(67.8)%	$2,054	(27.8)%
Percentage of total revenue	(6.4)%	(1.8)%	(1.4)%

Other expenses decreased by $2.1 million in 2014 as compared to 2013, primarily due a $4.0 million decrease in the aggregated cost of interest on our outstanding debt and amortization of finance costs, partially offset by recognized foreign exchange loss of $1.8 million in the period compared to $0.3 million gain in the year ended December 31, 2013.

Other expenses decreased by $15.6 million in 2013 as compared to 2012, primarily due a $13.2 million decrease in the aggregated cost of interest on our outstanding debt and amortization of finance costs (including $2.6 million of accelerated amortization of deferred financing costs due to the full voluntary repayment and termination of our long-term debt facility entered into on March 15, 2011 and originally due to mature on March 15, 2016). In addition, we recognized a foreign exchange gain of $0.3 million in the period compared to $2.1 million loss in the year ended December 31, 2012. We are primarily exposed to adverse movements in the Czech crown, Euro, British pound and Israeli shekel and to a lesser extent to Australian and Canadian dollar. The functional currency of our operating subsidiaries is the same as the local currency of that subsidiary with the exception of the Dutch and Cypriot subsidiaries which have the U.S. dollar as their functional currency. Changes in those subsidiaries’ assets and liabilities denominated in other currencies that are due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. We now utilize hedge instruments to cover balance sheet accounting exposure.

As a result of all the above factors, our income before income taxes and loss from investment in equity affiliate, as a percentage of total revenue, for each of 2012, 2013 and 2014 was 16.1%, 25.2% and 19.8% respectively.

Provision for income taxes and loss from investment in affiliate

	Year ended December 31,			Change 2012 vs. 2013		Change 2013 vs. 2014
	2012	2013	2014	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Provision (benefit) for income taxes	$11,141	$39,006	$19,579	$27,865	250%	$(19,427)	(50)%
Percentage of income before income taxes and loss from investment in equity affiliate	19.4%	38.0%	26.5%

The statutory income tax rate in the Netherlands is 25%. Until December 31, 2013, a substantial proportion of our income is generated in jurisdictions with lower tax rates. In particular, income from our web distribution channel was recognized in Cyprus through the end of 2013, which has an income tax rate of 12.5% (10% before 2013), and in the Czech Republic, which has an income tax rate of 19%. In addition, we benefit from the innovation tax regime with respect to income generated in the Netherlands.

Our effective tax rate was 19.4% in 2012, 38.0% in 2013 and 26.5% in 2014. We transferred a Cypriot entity to the Netherlands as part of a group reorganization, which was cleared with the Dutch tax authorities and resulted in significant tax basis step-up under Dutch law in the assets transferred which consisted primarily of intellectual property. This gave rise to a deferred tax asset of $56.3 million, which led to a tax credit in June 2011. We expect that our cash tax rate will be lower over the following years as a result of the 2011 change.

The primary reason for the decrease in tax expense for the year ended December 31, 2014 is due to the prior year decrease to the deferred tax asset for deferred revenue in 2013 that was not recurring in 2014. As a result of the centralization of all intellectual property in the Netherlands during 2013 and alignment of the intercompany transfer pricing methodology, the enacted tax rates used for realization of the deferred tax assets decreased significantly in prior year, but resulted in a lower effective tax rate in 2014. The effective Dutch tax rate is significantly lower than the statutory tax rate in the Netherlands primarily as a result of the innovation box tax regimes in the Netherlands.

Net income

	Year ended December 31,			Change 2012 vs. 2013		Change 2013 vs. 2014
	2012	2013	2014	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Income before income taxes and loss from investment in equity affiliate	$57,469	$102,720	$74,013	$45,251	78.7%	$(28,707)	(27.9)%
Percentage of total revenue	16.1%	25.2%	19.8%
Net income	$45,817	$63,714	$54,434	$17,897	39.1%	$(9,280)	(14.6)%
Percentage of total revenue	12.9%	15.7%	14.6%

For comparison purpose, the “Income before income taxes and loss from investment in equity affiliate” was $57.5 million in 2012, $102.7 million in 2013 and $74.0 million in 2014.

The decrease in income before income taxes and loss from investment in equity affiliate in 2014 compared to 2013 amounted to $28.7 million. We generated operating loss of $30.7 million reflecting $21.7 million of incremental subscription gross profit and offset by a $37.7 million decline in platform-derived gross profit and $14.7 million incremental operating expenses. Other expenses decreased by $2.1 million, primarily due a $4.0 million decrease in the aggregated cost of interest on our outstanding debt and amortization of finance costs, partially offset by recognized foreign exchange loss of $1.8 million in the period compared to $0.3 million gain in 2013.

The increase in income before income taxes and loss from investment in equity affiliate in 2013 compared to 2012 amounted to $45.3 million. We generated additional operating income of $29.7 million reflecting $51.0 million of incremental subscription gross profit and offset by a $14.3 million decline in platform-derived gross profit and $7.0 million in incremental operating expenses. The increase in operating income from our TuneUp operation increased materially in 2013, also due to the build-up of deferred revenue balances in the two years following acquisition and combined with year-over-year savings of $6.6 million in operating costs of local operations (excluding the impact of share-based compensation, acquisition amortization costs and other one-off expenses). Otherwise our 2013 result was net of the initially dilutive investments in our strategic growth initiatives and acquisitions (including Avalanche, LPI Level Platforms, PrivacyChoice, and the continued development of our Mobile and CloudCare small business solutions, as well as the investment in the overhaul of our e-commerce platform). Our $15.6 million year-over-year saving in other expenses, largely due to our debt restructuring and related payments in 2013, further contributed to the increase of income before income taxes and loss from investment in equity affiliate.

Net income in each year was driven by all the above factors.

Consumer segment

Revenues

Our Consumer revenue was $315.6 million for 2014 as compared to $357.9 million for 2013, a decrease of $42.2 million or 11.8%. This was primarily due to the decline in platform search revenue of $65.9 million, largely attributable to the impact of the Google guideline changes imposed in 2013 and continuing to impact 2014, reducing revenue by $49.9 million, as well as the decision to exit third party search distribution, resulting in a further decline of $16.8 million. This was offset in 2014 by growth in the Consumer subscription business adding $21.6 million or 11% in revenue in 2014 compared to 2013, largely driven by the ongoing uptake of our users into the auto-renewal program, mobile subscription continuing to accelerate contributing $11.0 million of additional revenue, bolstered by our acquisition of Location Labs, while mobile advertising, disclosed under platform-derived revenue, contributed a further $2.1 million to give a total mobile contribution of $13.1 million.

The decrease in platform-derived revenue which is all attributable to the Consumer segment in 2013 compared to 2012 was primarily attributable to the impact of Google’s guideline and browser policy changes, which resulted in revenue from use of our secure search solution within our own user base declining by $8 million, or 6%, in 2013. This was offset by a $6 million increase in revenue from the distribution of our secure search solution through third-parties. In November 2013 we announced our decision to make a controlled exit from third-party distribution activities as a result of continued and increasing competitive pressure, combined with the manner of distribution and nature of potential partners’ products often conflicting with our brand position. Combined with the ongoing impact of the guideline changes (but excluding any such changes not currently foreseen) we expect a material decline in platform-derived revenue in 2014, with platform-derived revenue from our third party distribution expected to make an insignificant contribution to revenue in 2015.

Operating income

Our Consumer operating income was $158.0 million for 2014 as compared to $165.1 million for 2013, a decrease of $7.1 million or 4.3% at a margin decrease of 4% to 46%. The decrease was mainly due to the decrease in revenue discussed above but further accompanied by a decrease in costs largely tied to revenue. Significant cost reduction items include $22.1 million less traffic acquisition costs and search fees paid to providers of our dynamic search solution and a further $3.4 million of costs reduction associated with the operating costs of the search business in the sales and marketing area and $7.6 million in the research and development area.

The remaining increase in sales and marketing expenses in 2013 compared to 2012 reflected the successful execution of our acquisition growth strategy, with a year-over-year increase of $5 million due to the 2013 acquisitions of the businesses of LPI Level Platforms and Privacy Choice and the October 2012 acquisition of Avalanche. At the same time we continue to optimize the business and offset these activities by savings of $3 million from the closure of local TuneUp operations and reduced operating expenses associated with the development of our e-commerce, content management, order processing and analytics platform of $2 million.

We also saw additional costs in development from our Privacy Choice acquisition.

SMB segment

Revenues

Our SMB revenue was $58.5 million for 2014 compared to $49.3 million for 2013, an increase of $9.2 million, or 18.7%. Subscription revenue growth in 2014 was driven largely as a result of the acquisition of LPI Level Platforms, whereby the remote administration product AVG Managed Workplace continued to provide both first purchase and renewal revenue growth of a combined $7.4 million, further enhanced by our SMB protection subscription revenue growth of $1.8 million. This was offset in 2014 by a small contraction in our sales of on-premise software as we transition our SMB business to cloud-based software as a service business (SaaS).

Total revenue from our SaaS and CloudCare solution was $26.4 million in 2014 compared to $5.9 million in 2013, an increase of $20.5 million, or 347%. We exited the year with $21.1 million of annualized monthly recurring revenue (AMRR), a year-over-year growth rate of 64%. AMRR is the key metric with which we measure our SMB business, reflecting both the growth and the anticipated future direction of the business.

Operating income

Our SMB operating income was $2.4 million for 2014 compared to $13.5 million for 2013, a decrease in operating income of $11.1 million or 82.0%. Management has taken the decision to manage this segment aggressively for growth and is targeting managing the SaaS part of this business on a breakeven basis. The decrease was mainly attributable to cost increases due to acquisitions of Level Platforms and Norman Safeground, significantly growing the SMB SaaS product offerings, and infrastructure requirements to fulfil the SMB growth strategy. We also hired additional sales people to drive our sales expansion within the SaaS model. Finally we saw the impact of acquisition accounting associated with Norman Safeground, which added $3.6 million of costs in 2014.

B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2014, we had indebtedness of $224.9 million and cash and cash equivalents of $138.9 million, excluding $18.2 million restricted cash. Cash is primarily held in U.S. dollars (84%), in Euros (6%), British pounds (2%), Czech crowns (3%) and other currencies like Australian dollars, Canadian dollars, Israeli shekels, Brazilian reals, Swiss francs and Norwegian, Swedish and Danish crowns.

We generate a significant proportion of our cash through online sales of our premium products and online services as well as through the platform-derived revenue generated primarily via our dynamic secure search solution and sales of mobile subscription services via carriers. We also benefit from a strong working capital cycle, such that our license fees are paid at the beginning of the subscription period, regardless of whether those subscriptions are for one or more years. The cash received from these advance payments is used to fund the operating, investing and financing activities of our business. For accounting purposes, these advance payments must be deferred and recognized over the license term, over the expected term for providing maintenance and support services for perpetual licenses, or over the service period. As such, we typically reflect a working capital deficiency in our balance sheet. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe that our negative working capital position as of December 31, 2014 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

The majority of our platform sales are paid within 60 days of the revenue-generating activity. We also generate cash from sales through our reseller and distributor network. A substantial number of our resellers participate in the CloudCare solution. Credit card payment by resellers for the licenses sold in the prior month is one of the payment solutions we offer. We generally collect our reseller/distributor network sales within 60 days. The credit terms for carriers is up to 75 days.

On October 15, 2014, we entered into senior secured credit facilities in the amount of up to $ 250 million with Morgan Stanley Senior Funding, Inc. and HSBC Securities (USA) Inc. as joint lead arrangers and joint lead book runners, HSBC Bank USA, N.A. as Administrative Agent and HSBC Bank Plc as issuing bank (the “Credit Facility”). The facilities consist of a term loan (the “Term Loan”) of up to $200 million and a revolving credit facility (“RCF”) of up to $50 million whose terms are 6 years and 5 years, respectively. In December 2014 the Term Loan was increased to $230 million.

The facilities have been exclusively used for the acquisition of Location Labs, but may also be used for other general corporate purposes, including the Location Labs Class B redemption payments, future deferred merger considerations, contingent payments for completed acquisitions and certain potential future acquisitions.

The Term Loan bears interest at an adjusted LIBOR rate plus 4.75% or a Base Rate plus 3.75% and in case of adjusted LIBOR a floor of 1.0% applies. The effective interest rate is 6.80% for the Term Loan. Interest on the Term Loan is payable in arrears. The Company determined that the floor of 1.0% is an embedded derivative, which is not required to be separately accounted for as a derivative under ASC 815, Derivatives and Hedging.

The Term Loan amortizes in equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount thereof with any remaining balance payable on the final maturity date of the Term Loan. We are required to make mandatory prepayments of the Term Loan with (i) net cash proceeds from certain asset sales (subject to reinvestment rights), (ii) insurance/condemnation proceeds, (iii) net cash proceeds from certain issuances of debt and (iv) 50% of excess cash flow (after deduction of voluntary prepayments).

The RCF bears interest at an adjusted LIBOR rate plus 2.50% or a Base Rate plus 1.50%. This margin is dependent on the total net leverage ratio. Interest on the loan is payable in arrears. We must pay (i) a commitment fee of 0.50% per annum on the actual daily amount by which the revolving credit commitment exceeds then-outstanding loans and letters of credit under the RCF and (ii) a fronting fee of 0.125% per annum, calculated on the daily amount available to be drawn under each letter of credit issued under the RCF. As of December 31, 2014, the RCF was left undrawn.

The Credit Facility requires that we do not exceed a maximum total net leverage ratio as set forth in the table below. The total net leverage ratio is defined as the total of the outstanding consolidated debt minus up to $75.0 million of unrestricted cash and cash equivalents, divided by consolidated adjusted earnings before interest taxes depreciation and amortization (“EBITDA”). Consolidated adjusted EBITDA is defined as consolidated net income before (among other things) interest expense, income tax expense, depreciation and amortization, impairment charges, restructuring costs, stock-based compensation expense, non-cash losses and acquisition-related costs.

Outstanding debt as of December 31, 2014 for purposes of the total net leverage ratio is approximately $234.8 million. The covenant calculation as of December 31, 2014 on a trailing 12-month basis is as follows:

Covenant Description	Covenant Requirement as of December 31, 2014	Ratio at December 31, 2014	Favorable / (Unfavorable)
Net Debt to Consolidated EBITDA	Not greater than 3.50 : 1.00	1.18	2.32

The total consolidated leverage ratio is measured at the end of each quarter. Additionally, the Credit Facility contains affirmative covenants, including covenants regarding the payment of taxes, maintenance of insurance, reporting requirements and compliance with applicable laws. The Credit Facility also contains negative covenants, among other things, limiting our ability to incur debt, make acquisitions, make certain restricted payments and sell assets. The events of default under the Credit Facility include, among other things, payment defaults, cross defaults with certain other indebtedness, breaches of covenants, judgment defaults, bankruptcy events and the occurrence of a change in control (as defined in the Credit Facility). As of December 31, 2014, we were in compliance with all required covenants.

The financing fees were amortized as an adjustment of interest expense over the remaining term of the Credit Facility using the interest method.

The amount of long-term debt under the Credit Facility shown in the accompanying consolidated balance sheet is analyzed as follows (in thousands of U.S. Dollars):

Year ended December 31, 2014
Principal	$230,000
Principal repaid	—

Outstanding amount	230,000
Amortized original issue discount	(5,075)

Total debt	$224,925

Current portion	$2,300
Non-current portion	222,625

Under the Credit Facility, we may also elect to request the establishment of one or more new term loan commitments (incremental term loan) provided certain conditions and financial covenants are met. Such new commitments are available at the discretion of the lenders.

The Credit Facility is secured by certain of our tangible, intangible, and current assets with covenants obliging us to also pledge new assets over a certain threshold. The collateral granted by the borrower and certain of its subsidiaries includes, without limitations, present and future pledges, mortgages, first priority floating and fixed charges and security interests with respect to, but not limited to, equity rights, shares and related rights (ownership interests), fixed assets, intellectual property rights (trademarks, copyrights and patents), intercompany and trade receivables, bank accounts, insurance claims and commercial claims.

As of December 31, 2014, the mandatory principal payments under the credit facility are as follows (in thousands of U.S. Dollars):

2015	$2,300
2016	2,300
2017	2,300
2018	2,300
2019	2,300
2020	218,500

Total debt	$230,000

On October 15, 2015, we fully repaid the outstanding balance under the credit facility with HSBC Bank Plc as mandated lead arranger and agent and terminated the agreement which was entered into on April 25, 2013.

On April 25, 2013, we fully repaid the outstanding balance and terminated a credit facility of $235 million, which was entered into on March 15, 2011. The related unamortized deferred finance cost of $2,643 was expensed in April 2013.

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

	Year ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$119,306	$145,204	$108,807
Net cash (used in) investing activities	(30,242)	(39,755)	(165,003)
Net cash (used in) provided by financing activities	(100,325)	(114,295)	153,762
Effect of exchange rate fluctuations on cash and cash equivalents	2,411	(695)	(1,008)

Change in cash and cash equivalents	$(8,850)	$(9,541)	$96,558

Operating activities

In 2014, net cash flow provided by operating activities was $108.8 million, including our profit for the period of $54.4 million and adjustments of $54.4 million including movements in working capital. Working capital movements had a negative impact on cash-flow of $6.8 million. Cash flow from operations decreased by $36.4 million compared to 2013. The decrease is primarily due to a decrease in net income and negative changes in working capital, which were predominantly driven by changes in deferred revenue due to stabilization of sold licenses.

Net cash flow provided by operating activities was $145.2 million in 2013, including our profit for the period of $63.7 million and adjustments of $81.5 million including movements in working capital. Cash inflows included an increase in deferred revenue of $13.9 million reflecting an increase in our subscription product sales.

In 2012, net cash flow provided by operating activities was $119.3 million, including our profit for the period of $45.8 million and adjustments of $43.5 million before movements in working capital. Cash inflows included an increase in deferred revenue of $27.7 million reflecting an increase in our subscription product sales.

Investing activities

Cash used in investing activities in 2014 was $165.0 million. Capital expenditures were $15.6 million for capital equipment to continue to support the infrastructure requirements of our business. Furthermore, we spent $133.3 million consideration for several acquisitions. On October 15, 2014, we acquired the privately-held WaveMarket, Inc., doing business as Location Labs, for an upfront payment of $118.8 million excluding a $17.5 million deposit to an escrow account that has not been released. On the same day, we paid $1.3 million for the business of Winco Capital, and on October 31, 2014, we acquired the business of Norman Safeground AS for $13.2 million.

In 2013 cash used in investing activities was $39.8 million. Capital expenditures were $16.7 million for capital equipment to continue to support the infrastructure requirements of our growing business. We also spent $27.7 million on several acquisitions. Our first acquisition was Angle Labs in January 2013, in May 2013, we acquired the business of PrivacyChoice LLC, and in June 2013 we acquired the business of LPI Level Platforms Inc. Finally, in September, we acquired certain assets from ASR Technologies AB.

In May 2013 Scene LLC exercised its call option and repurchased our interest at $9.8 million and we derecognized the investment in Scene for the same amount.

Cash used in investing activities in 2012 was $30.2 million. Capital expenditures were $17.9 million for increased capital equipment to continue to support the infrastructure requirements of our growing business. We also spent $11.9 million acquiring OpenInstall, Crossloop and the business of Avalanche.

Financing activities

In 2014, cash provided by financing activities was $153.8 million. During the first four months of 2014, we repaid $30 million in debt under our then existing revolving credit facility. Furthermore, we used $35.3 million for the repurchase of our shares in order to offset obligations to deliver shares under our share-based compensation plan. In October and December of 2014, we entered into the Credit Facility and borrowed $230 million under the related Term Loan. In 2014, we paid $10.0 million in associated costs, fees and premiums. Proceeds from exercised share options amounted to $2.8 million and we repurchased share options from employees for $1.5 million. We also used $2.3 million for the payment of contingent and deferred purchase consideration relating to the acquisition of the business of Avalanche in 2012.

In 2013, cash used in financing activities was $114.3 million. Cash was used in the amount of $72.1 for repayment of debt, the net effect of the repayment of our indebtedness and proceeds from the credit facility entered into in 2013, and $43.4 million for the repurchase of our shares in order to offset obligations to deliver shares under our share based compensation plan. The proceeds from exercised share options and repurchased share options from employees amounted to $8.9 million and $5.1 million, respectively. We also used $2.6 million for the payment of contingent and deferred purchase consideration relating preliminary to the prior acquisitions of the business of Avalanche and DroidSecurity.

Cash used in financing activities in 2012 was $100.3 million consisting primarily of the repayment of the principal of the term loan of $134.1 million and the proceeds from issuance of ordinary shares at our IPO of $55.7 million, net of IPO costs of $8.3 million. We used $15.3 million for the payment of contingent and deferred purchase consideration relating to the prior acquisitions of TuneUp Software, BeSecure, DroidSecurity, iMedix and OpenInstall.

Capital expenditure and other investments

Our net capital expenditure in 2012, 2013 and 2014 amounted to approximately $17.9 million, $16.7 million and $15.6 million, respectively. We have historically incurred capital expenditure costs in relation to the acquisition of technology and the development of our Internet security solutions. We expect to continue to invest in technology acquisitions and information technology infrastructure through 2015 and thereafter and may spend a significant amount of cash on acquisitions and the further development of our solutions.

Critical accounting policies and estimates

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

We believe the following to be critical accounting policies because they are important to the presentation of our financial condition or results of operations and they require critical management estimates and judgments about matters that are uncertain:

•	Goodwill impairment;

•	Segment reporting;

•	Impairment of long-lived assets;

•	Revenue recognition;

•	Research and development costs;

•	Loss contingencies;

•	Share-based compensation; and

•	Income taxes.

Goodwill impairment

Goodwill represents the excess of the purchase price in a business combination over the fair value of tangible and identifiable intangible assets acquired less liabilities assumed. We perform an annual impairment test in the fourth quarter of each financial year or more frequently if impairment indicators are present. When impaired, the carrying value of goodwill is written down to fair value. The goodwill impairment test is performed at the reporting unit level. Our reporting units are either at the operating segment level or one level below operating segments. In performing the goodwill impairment tests, we assess relevant qualitative factors to determine whether it is more likely than not that the fair value of its reporting units are less than its carrying amount. The qualitative factors we consider include, but are not limited to, general economic conditions, outlook for the software industry, our recent and forecasted financial performance and the fair value of the our shares. After considering such factors, we concluded whether it is not more likely than not that the fair value of its reporting unit is less than its carrying amount. If it is determined as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the provisions of the authoritative guidance require that we perform a two-step quantitative impairment test on goodwill. In the first step, we compare the fair value of each reporting to each carrying value. The second step, if necessary, measures the amount of impairment by applying fair-value based test to the individual assets and liabilities within each reporting unit.

In January 2014, changes in the way the CODM manages and evaluates our operations resulted in a change in operating segments from one segment to two segments, Consumer and SMB. Our reporting units were determined to be at the operating segment level. Upon the change in segments, goodwill was allocated to the operating segments based on their relative fair value and a goodwill impairment assessment was performed. We compared the fair value of our reporting units to their carrying values, including allocated goodwill. We determined the fair value of the reporting units using the income approach. The income approach requires the use of significant estimates and assumptions, such as the timing and amount of future cash flows, growth rates and discount rates. Significant management judgment is involved in determining these estimates and assumptions, and actual results may differ from those used in valuations. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger future impairment.

Discount rate assumptions for the reporting units take into account our assessment of the risks inherent in the future cash flows of the respective reporting unit and our weighted-average cost of capital. We also review marketplace data to assess the reasonableness of our computation of our overall weighted average cost of capital and, when available, the discount rates utilized for each of the reporting units.

In order to risk adjust the cash flow projections in determining fair value, we utilized a discount rate of 13.9% for each reporting unit. Based on our quantitative assessment, we determined that the fair value of the reporting units substantially exceeded their carrying value. We determined that a hypothetical 10% decline in fair value of each reporting unit would not result in an impairment of goodwill for any reporting unit.

In the fourth quarter of 2014, we performed our annual goodwill impairment test. The results of the qualitative assessment indicated that there were no triggering events and that the fair value of each of our reporting units was more likely than not in excess of their carrying value. Therefore goodwill in those reporting units was not impaired.

Segment reporting

Our operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the CODM, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is the Management Board, which consists of the chief executive officer and chief financial officer. The Management Board reviews financial information presented on a consolidated basis for evaluating financial performance and allocating resources.

Prior to January 1, 2014, our internal management financial reporting consisted of one operating and reportable segment. As a result of a number of factors, including but not limited to the revenue generated by the release of the SMB CloudCare offering and the acquisition of the AVG Managed Workplace product, our CODM decided to present our internal financial information in two segments effective in January 2014. The two segments are SMB and Consumer. These two business segments reflect how our operations are managed and how operating performance is evaluated.

Any costs incurred that are directly applicable to the segments are allocated to the appropriate segment. In addition, certain costs incurred at a corporate level that are identifiable and that benefit our segments are allocated to them. These allocated costs include costs of shared research and development facilities, shared IT infrastructure, and shared central brand and public relations activities. Certain other corporate costs not directly applicable to the segments are identified as “unallocated” costs and represent general corporate costs that are applicable to the consolidated group, including but not limited to; legal, tax, and corporate reporting and are therefore not allocated to the two reportable segments. All “unallocated” costs reported are not included in the CODM’s evaluation of the operating income performance of the two reportable segments.

We evaluate the performance of the segments primarily on revenue and segment operating income. In addition to the “unallocated” costs noted above, we exclude certain charges such as share-based compensation, acquisition amortization, and one time charges that affect comparability from operating income for segment purposes as these items are not reflective of normal continuing operations of the segments. We exclude these items as segment operating performance and segment management compensation is evaluated based upon a normalized segment operating income. As such, the performance measures for incentive compensation purposes for segment management do not include the impact of these items.

The new operating structure provides us with visibility over the operations of the two businesses, which we believe may allow us to more effectively capitalize on market conditions and maximize revenue and profitability.

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

In 2012, we recognized impairments of approximately $1.3 million from our subsidiaries in Germany, China and Hong Kong, which were closed in the first quarter of 2013. In 2013 and 2014, we did not recognize any impairments.

Revenue recognition

Our revenue, which is presented net of sales taxes and other similar assessments, is derived from the following sources: (i) subscription revenue, which principally consists of revenue from term-based and perpetual software license agreements, bundled with maintenance and support, and hosted software solutions; and (ii) platform-derived revenues. We apply software revenue recognition guidance to all transactions involving software licenses. In cases where we generate revenue from its hosted software solutions, revenue is recognized in accordance with the Financial Accounting Standards Board’s Accounting Standard Codification Topic 605. We recognize subscription revenue over the contract term beginning on the commencement date of the contract, the date we make our services available. Once our services are available to our customers, we record amounts due in accounts receivable and in deferred revenue and recognized ratably over the requisite service period.

Subscription revenues are in most circumstances deferred and recognized over the license term, over the expected term for providing maintenance and support services for perpetual licenses, or over the service period. Revenue is reduced for estimates of sales incentives and sales returns. The deferral of revenue in this way has a substantial influence on our reported results and on our balance sheet; as at December 31, 2014 there was $201 million in deferred revenues recorded in our consolidated balance sheet compared with $197 million as of December 31, 2013.

Platform-derived revenues are principally generated from agreements with search partners based on a portion of the revenue they generate from advertising and are recognized in the month that the advertising services are provided.

To a lesser extent, platform-derived revenues are generated from fees from arrangements with third parties, which are recognized based on the fees earned in the period concerned, typically based on the number of active clients with the installed third party content or functionality multiplied by the applicable client fee. In addition, other platform-derived revenues comprise advertising fees earned through advertising arrangements we have with third parties, whereby the third party is obligated to pay us a portion of the revenue they earn from advertisements to our end users. Amounts earned are reflected as revenue in the month the advertisement is delivered to the end user.

Research and development costs

Costs incurred internally in researching and developing computer software products for external use are charged to expense until technological feasibility has been established for the product. Authoritative literature requires that once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our software products is reached shortly before the release of those products and as a result, the development costs incurred after the establishment of technological feasibility and before release of products have historically not been material.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development

Our innovation department is based in Amsterdam, the Netherlands. The focus of this group is to continuously develop, enhance and integrate new intellectual property relating to the group’s current and future product portfolio. Our Amsterdam innovation group forms a key part of our software innovation strategy and provides strategic direction to innovation and improvement of the product portfolio of the group.

Our research and development department is responsible for the design, development and testing of our solutions. Our research and development initiatives are focused primarily on improving and enhancing our existing products as well as developing new and complementary products and online services. We employ the majority of our research and development personnel in the Czech Republic, where we can draw upon a local, highly skilled technology workforce at a lower cost.

In addition, we have an active user community that serves as a catalyst for technological improvements and development of our products as well as a testing ground for our latest enhancements. We believe that by engaging our user community in product development, we are able to better tailor our solutions to the needs of our users and provide those solutions in a cost-efficient manner.

Our research and development departments are based in Brno, Czech Republic, and various locations in the United States, including San Francisco. We also have a mobile security expertise center in Israel which plays a key role in our strategy of protecting our users across various Internet-enabled devices. In addition to conducting our own research and development, we engage contractors in various locations for specific projects. Our research and development expenses were $55.5 million, $60.9 million and $70.2 million, respectively, for the years ended December 31, 2012, 2013 and 2014, respectively.

Intellectual property

We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary and intellectual property rights. These laws, procedures and restrictions provide only limited protection. As of February 28, 2015, we have been granted fifty U.S. patents and twenty five foreign patents (including in Cyprus, Czech Republic, Germany, Great Britain, South Africa, Russia, Japan, Australia and Singapore) and had filed several pending patent applications in various jurisdictions, including the United States. Any patents granted to us now or in the future may be challenged, invalidated or circumvented, may not provide sufficiently broad protection and/or may not prove to be enforceable in actions against alleged infringers.

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

D. TREND INFORMATION

Trend information is included throughout the other sections of this Item 5. In addition, we expect our operating results to continue to fluctuate in future quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2012, 2013 and 2014.

The sales seasonality of our business, with increased sales typically on campaign launches in the fourth quarter and lower sales in the summer months, has been partially mitigated by the release of our revenue ratably over the license period for each subscription. As our platform-derived revenues become a larger proportion of our total revenues, we would anticipate, other things being equal, seeing increased seasonality in our revenues with reduced sales in the summer period.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2014, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2014:

	Total	Due in 2015	Due 2016-2017	Due 2018-2019	Thereafter
	(in thousands of U.S. dollars)
Long-term debt, including current portion(1)	$230,000	$2,300	$4,600	$4,600	$218,500
Interest payable on long-term debt	79,318	13,712	26,707	26,383	12,516
Operating lease obligations(2)	33,988	9,442	12,264	9,784	2,498
Capital lease obligations	493	357	136	—	—
Redeemable noncontrolling interest(3)	42,000	25,200	16,800	—	—
Contingent purchase obligation(4)	36,000	21,600	14,400	—	—
Deferred acquisition payments(4)	17,944	2,559	15,385	—	—
Purchase obligations	10,319	4,043	5,921	316	39

Total	$449,568	$78,856	$96,077	$41,082	$233,553

(1)	Reference is made to the consolidated financial statements Note 12 Debt.
(2)	We have entered into various non-cancellable operating lease agreements for our offices throughout the Americas, Europe and Australia with original lease periods up to 10 years, expiring between 2015 and 2025. Reference is made to the consolidated financial statements Note 19 Commitments and contingencies.
(3)	Reference is made to the consolidated financial statements Note 21 Ordinary and preferred shares.
(4)	Reference is made to the consolidated financial statements Note 3 Acquisitions.

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

Our Supervisory Board is currently composed of the following members, of whom Messrs. Dunne, Eichler, Esser, Fuller, Haars, and Tenwick are independent under applicable NYSE standards:

Name	Position	Age	Date of appointment	Term expires
Dale L. Fuller	Member of the Supervisory Board (Chairman)	56	March 4, 2009	2018
Gabriel Eichler	Member of the Supervisory Board (Vice-Chairman)	65	November 24, 2005	2018
Ronan Dunne	Member of the Supervisory Board	51	June 11, 2014	2018
Frank Esser	Member of the Supervisory Board	56	July 30, 2013	2017
Jan G. Haars	Member of the Supervisory Board	63	August 10, 2011	2015
Jonathan W. Meeks	Member of the Supervisory Board	42	October 1, 2009	2015
Colin Tenwick	Member of the Supervisory Board	55	October 15, 2011	2017

Dale L. Fuller has served as chairman of our Supervisory Board since 2009. Since 2013, Mr. Fuller has served as chairman of the board of MobiSocial, Inc. and since 2014 he serves as independent director of Quantum Corporation. Mr. Fuller was a director of moka5, Inc., WebGistix Corporation, Perch, Inc, ProSite, Inc, Zoran Corporation, Guidance Software, Inc., Krugle, Inc, McAfee, Inc., Phoenix Technologies Ltd. and Quest Aircraft Company, LLC. He has served as president, chief executive officer and chief financial officer of moka5, Inc. from 2008 to 2013, as interim chief executive officer and president of McAfee, Inc. from 2006 until 2007 and as chief executive officer and president of Borland Software Corporation from 1999 to 2005. In an earlier part of his career, he founded the Internet community site WhoWhere, Inc., later acquired by Lycos, Inc. As a start-up company CEO, Mr. Fuller led the expansion of several domain sites, including angelfire.com and Mailcity.com. Mr. Fuller holds an honorary doctorate from St. Petersburg State University.

Gabriel Eichler has served as vice-chairman of our Supervisory Board since May 2013. He served as its chairman from 2005 to 2007. Mr. Eichler is the senior partner of Benson Oak s.r.o., a private equity firm operating in central Europe, which he founded in 1991. His previous executive positions include: chairman, president and chief executive officer of VSŽ, a.s., a steel company later acquired by United States Steel Corporation; vice-chairman and chief financial officer of ČEZ, a.s., the Czech power company; partner and executive vice president at CEDC, a U.S.-based private equity group; chief international economist of Bank of America, NT & SA in San Francisco and regional general manager for Bank of America in Paris, Vienna and Frankfurt. In non-executive positions he serves as chairman of the supervisory board of BO Chemie B.V., and previously served as vice-chairman of the supervisory board of Československá obchodní banka, a.s., as a member of the supervisory boards of Slovenská Sporitel’na, a.s. and Česká Pojišt’ovna a.s., as a director of Ness Technologies Inc., and the EastWest Institute. In the early 1990s he advised the Czechoslovak government on economic transformation. Mr. Eichler holds a B.A. in economics from Brandeis University and a M.A. degree in International Relations from The University of Chicago and performed postgraduate work in economics at the University of Toronto.

Ronan Dunne is the chief executive officer of Telefónica UK (O2), and an executive board member of the Telefónica UK Ltd executive committee and the Telefónica, S.A. executive committee. In addition, Mr. Dunne is a non-executive board member of the Guardian Media Group (GMG) and Tesco Mobile (UK). Prior to joining Telefónica UK (O2), Mr. Dunne served as director of treasury and later head of strategic finance and integration at Exel plc from 1996 to 2001 and held senior positions at Waste Management International plc and Banque Nationale de Paris. Mr. Dunne is also a fellow and former council member of the Chartered Accountants Ireland (CAI) and a fellow of the Association of Corporate Treasurers (ACT).

Frank Esser is a member of the supervisory boards of Rentabiliweb Group S.A.S., Swisscom AG and Interxion N.V. From 2010 through March, 2014, Mr. Esser served as a member of the supervisory board of Vodafone GmbH. He served as chairman and chief executive officer at SFR, a French telecommunications operator from 2002 to 2012. He has held previous executive positions at a number of additional telecommunication firms. These include chief executive of international telecoms company Mannesmann Eurokom GmbH. Mr. Esser also served as a member of the management board of the French listed company Vivendi.

Jan G. Haars is a member of the supervisory board of Delta Lloyd N.V., the chairman of the supervisory board of Rabobank Amsterdam, the chairman of the supervisory board of Kwast Wijnkopers B.V., member of the supervisory board of WorldWise Marine Holding B.V. and Offshore Ship Designers Ltd., the chairman of the national ballet foundation and the chairman of the advisory board of Anderstein. Mr. Haars previously served as a member of the supervisory board of AFC Ajax N.V. until 2011, and as chief financial officer of Corio N.V., a real estate investment company, from 2007 to 2010, as Corio’s interim chief financial officer from 2006 to 2007, and as chief financial officer of TNT N.V., a global logistics company that has since split into TNT Express N.V. and PostNL N.V., from 2002 to 2006. He previously held leadership positions at Unilever N.V., Rabobank Nederland, Royal Boskalis Westminster N.V. and Thyssen Bornemisza Group, Inc. Mr. Haars holds a M.Sc. from the University of Twente in applied mathematics and has also completed executive programs at Stanford University, INSEAD, IMD and the City University Business School.

Jonathan W. Meeks has served as a managing director at TA Associates, L.P. since 2006, where he focuses on recapitalizations and management buyouts of technology growth companies and is a member of the Core Investment Committee. He joined TA Associates, L.P. in 1997 and served as vice president from 2000 to 2003 and as principal from 2003 to 2006. Previously, Mr. Meeks was a financial analyst in the Information Services Group at Robertson, Stephens & Co., LLC. He is a director of Amann Girrbach AG, Bigpoint GmbH, Flashtalking and Radialpoint, Inc. He was a director at eCircle Ltd., Fotolia LLC, GlobeOp Financial Services S.A., SmartStream Technologies Ltd., Lava Trading Inc., Creditex, Inc., OpenLink Financial, Inc., Monotype Imaging, Inc. and numerous other companies. Mr. Meeks holds a B.S., with distinction, in mathematics from Yale University.

Colin Tenwick is the chairman of Picsolve International Ltd., chairman of Addison Lee Ltd., chairman of ATG Media and a non-executive director of Intelligent Reach. He served as chairman and chief executive officer of Livebookings Holdings Ltd., chairman of Control Circle Ltd. and CT Partnership Ltd. and is a former member of the board of auFeminin.com. Mr. Tenwick served from 2001 to 2010 as chief executive officer of StepStone ASA, a global human capital management company which was acquired by Axel Springer AG in 2009. Before his tenure at StepStone ASA, Mr. Tenwick held leadership positions at Red Hat, Sybase and Ingres. Mr. Tenwick holds a B.A. from the University of Brighton in business studies.

Messrs. Eichler, Fuller, Haars, and Meeks were elected pursuant to a shareholders agreement that was in effect prior to our IPO.

At the AGM of June 11, 2014, Messrs. Fuller and Eichler were re-appointed as Supervisory Board members for a period of four years ending immediately following the AGM 2018 and Mr. Dunne was appointed as Supervisory Board member for a period of four years ending immediately following the AGM 2018.

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

Our Management Board is currently composed of Gary Kovacs and John Little.

Name	Position	Age	Date of appointment	Term expires
Gary Kovacs	Chief Executive Officer and Managing Director	51	September 24, 2013	2017
John Little	Chief Financial Officer and Managing Director	49	June 16, 2008	2018

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

John Little has served as our chief financial officer and a managing director of our Management Board since 2008. Prior to joining us, Mr. Little was with MiNC Property Enterprises, a real estate investment company where he served as chief financial officer from 2002 to 2006 and as global head of investment from 2006 to 2007. From 2000 to 2002, Mr. Little served as chief financial officer at Wood & Company Financial Services a.s., a regional stockbroking firm in Prague. Previously, he served as group financial controller at Cazenove & Co., financial controller at Royal Bank of Scotland Group plc and audit manager at Deloitte & Touche LLP. Mr. Little is a member of the Institute of Chartered Accountants in England and Wales and holds a degree in history from Oxford University.

At the AGM of June 11, 2014, Mr. Little was re-appointed as member of the Management Board for a period of four years ending immediately following the AGM 2018.

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

Name	Position	Age
Yuval Ben-Itzhak	Chief Technology Officer	44
R. David Ferguson	Senior Vice President Revenue and Business Operations	54
Todd Simpson	Chief Strategy Officer	49

Yuval Ben-Itzhak has served as our chief technology officer since 2010 and is responsible for the strategic and technical development of our product line, as well as for developing key partnerships within the industry and identifying technologies offering potential for acquisition. He also served as our senior vice president, engineering from 2009 to 2010. Prior to joining us, Mr. Ben-Itzhak was chief technology officer of Finjan Software, Ltd. a web security company. Prior to that, Mr. Ben-Itzhak was chief technology officer of KaVaDo Inc., a web application security company he founded in 2000 that was acquired by Protegrity Corporation, and chief technology officer at Ness Technologies, a provider of end-to-end IT solutions and services. He holds a BSc. in Information Systems and Engineering, cum laude, from Ben-Gurion University, Israel.

R. David Ferguson has served as our senior vice president revenue and business operations since January 2015 and has overall responsibility for delivering revenue and customer-generation in our consumer and SMB segments. Prior to this, he served as general manager, consumer and mobile from February 2013 to December 2014, when he was responsible for running our global consumer business, including our mobile business, chief web and customer officer from 2010 to February 2013, president and general manager, APAC, and general manager, China, from 2009 to 2010, where he built local teams and established our China presence, and as chief marketing officer from 2008 to 2009. Prior to joining us, Mr. Ferguson was chief strategy and marketing officer of Dot Mobile Limited from 2006 to 2008. Prior to that, he held a variety of positions at Bulldog Communications Limited (acquired by Cable & Wireless Plc), Telewest Plc (now Virgin Media Business Ltd), Ernst & Young LLP and CACI International Inc. He holds a B.A. in economics and philosophy from University College London, an MBA from the University of Strathclyde Business School and a Diploma from the Chartered Institute of Marketing.

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

Mr. Meeks is a managing director at TA Associates, L.P., which is the ultimate General Partner of each investment fund managed by TA Associates Management, L.P. Except as set forth above or disclosed under “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”, no member of our Management Board or Supervisory Board has a conflict of interest (actual or potential) between his private interests and his duties to us.

B. COMPENSATION

The information required by Item 6 B. is incorporated by reference from pages 5, 7, 9 and 11 of our 2014 Remuneration Report which is included as exhibit 99.1 on Form 6-K, as furnished to the SEC on April 10, 2015.

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

The role and responsibilities of the Audit Committee, as well as its composition and the manner in which it operates and discharges its duties, are set out in regulations for the Audit Committee, as drawn up by our Supervisory Board. The Audit Committee regulations and its composition are on our website. This committee may not be chaired by the chairman of our Supervisory Board or a former member of our Management Board, at least one member must be a financial expert and each member must be financially literate or become financially literate within a reasonable period of time after appointment. The members of the Audit Committee are Mr. Haars (chairman), Mr. Dunne and Mr. Esser. Mr. Dunne joined on December 4, 2014 and Mr. Eichler stepped down on that date. The Audit Committee is independent under applicable NYSE standards.

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

Other Information

During the year ended December 31, 2014, no member of our Management Board, Supervisory Board or Senior Management was entitled to any benefits upon termination of his employment under his employment or other service contract other than, with respect to the members of our Management Board, in continuation of certain compensation for the term of any non-compete agreement or otherwise in accordance with applicable law.

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

The table below shows the number of our employees by function as of December 31, 2012, 2013 and 2014:

	As of December 31,
	2012	2013	2014
Business functional area:
Research and development	385	482	701
Sales and marketing	242	264	334
General and administration	248	201	217
Customer support	43	66	127

Total	918	1,013	1,379

The increase in our employees is primarily related to our acquisitions in the United States, Brazil and Europe and to further strengthen our research and development activities. The increase in employees is partly offset by employee reductions incurred in connection with the reorganization of our global operations that continued in 2014.

	As of December 31,
	2012	2013	2014
Geography:
Americas	128	232	458
EMEA	760	750	906
APAC	30	31	15

Total	918	1,013	1,379

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

Option Plan and Restricted Stock Unit Plan

In order to attract, retain and motivate members of our Management Board and Supervisory Board, employees and other individuals having business relationships with us and to reward such persons for their loyalty and commitment, we established an option plan, or the Option Plan, in June 2009 under which we granted options to acquire ordinary shares. The Option Plan was subsequently amended and restated effective on October 1, 2009, June 30, 2010, March 11, 2011, September 29, 2011, January 30, 2012, May 7, 2013, and December 4, 2014. Currently, the Option Plan also includes a restricted stock unit/share plan.

The total number of shares in respect of which options and restricted stock units pool may be granted under the Option Plan is limited to 12,209,948. Options that lapse or are forfeited and restricted stock units that are forfeited are available to be granted again. Options and restricted stock units granted to members of the Management Board of the Company and the Supervisory Board require prior approval of the General Meeting of Shareholders. On June 19, 2013, the General Meeting authorized the Supervisory Board to grant up to a maximum of 500,000 options or restricted stock units in the aggregate in a year to members of the Management Board.

The vesting of certain restricted stock units, or market restricted share units, granted to our CEO is subject to satisfaction of market based financial performance criteria. The market restricted share units will vest if the average closing price of the Company’s shares on the New York Stock Exchange during a 30 consecutive trading day period exceeds 2.5 times the closing price of the shares on the Start Date, as defined in the RSU agreement (the “Share Price Goal”), provided the CEO remains employed through the applicable vesting date and has not provided a notice of termination as of the applicable vesting date.

Options and restricted stock units generally vest over a period of four years, whereby 25% of the options vest on the first anniversary of the start date and the remaining options vest quarterly thereafter, in equal portions during the remaining vesting period. The contractual life of all options is 10 years.

Participants have no voting rights with respect to shares represented by options or restricted stock units until the date of the issuance of such shares. Participants in the restricted stock units plan included in our Option Plan may, if the Supervisory Board of the Company so determines, be credited with dividend equivalents paid with respect to shares underlying a restricted stock unit award. Dividend equivalents shall be forfeited in the event that the restricted stock units with respect to which such dividend equivalents were credited are forfeited.

Vesting principles

The Option Plan gives discretion to our Supervisory Board to determine the vesting schedules of all options and restricted stock units granted and to make the exercisability of options and restricted stock units subject to certain financial performance criteria. We have granted options and restricted stock units with time-based vesting and performance-based vesting. Options that were vested on the date of the IPO became exercisable on that date and will, unless subject to a one-year postponement, remain exercisable until up to ten years after the date of grant, subject to forfeiture or reduction of the exercise period of the option in connection with the holder’s termination of employment.

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

As of December 31, 2014, options and restricted stock units combined for a total of 3,919,829 ordinary shares were available for future grants under the Option Plan. No options or restricted stock units may be granted under the Option Plan after June 8, 2019.

As of December 31, 2014, the total number of our outstanding options, market restricted stock units and restricted stock units was 3,241,511, 100,000 and 825,000, respectively, the weighted-average exercise price per share at grant date for all of our outstanding options was $18.67 and the weighted-average ordinary fair value per share at grant date was $5.56 and $19.95, respectively.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2015, by:

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

Unless otherwise noted, all persons named in the table below may be contacted at our executive offices and, to our knowledge, have sole voting and investment power over the shares listed. Percentage computations are based on 51,665,569 ordinary shares outstanding as of February 28, 2015. As of that date, there were ten holders of record of our ordinary shares, seven of which were U.S. holders, including AVG Technologies N.V., which held 3,097,582 shares in its own capital as treasury shares. All holders of our outstanding ordinary shares have the same voting rights with respect to such shares.

Name of Beneficial Owner 5% shareholders	Number of shares beneficially owned	Percent
Entities affiliated with TA Associates(1)	8,123,142	15.73
Westwood Management Corp.(2)	3,818,456	7.39

Management Board members, Supervisory Board members and senior management
Dale L. Fuller(3)	254,275	*
Gabriel Eichler(4)	1,673,593	3.24
Jan G. Haars	17,500	*
Jonathan W. Meeks(5)	8,123,142	15.73
Colin Tenwick(6)	16,250	*
Frank Esser(7)	8,750	*
Ronan Dunne	—	*
Gary Kovacs(8)	275,000	*
John Little(9)	159,833	*
Yuval Ben-Itzhak(10)	157,662	*
R. David Ferguson(11)	194,507	*
Todd Simpson(12)	56,250	*

All Management Board members, Supervisory Board members and senior management as a group (12 persons)(13)	10,936,762	21.17

*	Represents beneficial ownership of less than one percent (1%) of the outstanding ordinary shares.
(1)	TA Associates, L.P. is the General Partner of (i) TA Associates X L.P. which is the General Partner of TA X L.P. (ii) TA Associates AP VI L.P. which is the General Partner of TA Atlantic and Pacific VI L.P. (iii) TA Associates SPF II L.P. which is the General Partner of TA Strategic Partners Fund II L.P. (iv) TA Associates SPF II L.P. which is the General Partner of TA Strategic Partners Fund II-A L.P. and (v) TA Investors III L.P. Mr. Meeks is a managing director at TA Associates, L.P.
(2)	During 2014, entities associated with Westwood Management Corp. purchased 33,067 ordinary shares, which increased its percentage ownership from 7.18% to 7.39%.
(3)	Includes options to purchase 10,416 shares and that are exercisable within 60 days after February 28, 2015.
(4)	Represents 1,673,593 shares held by Czech Value Participations II, Inc. (“CVP II”). Mr. Eichler may be deemed to have an interest in shares held by CVP II. He disclaimes beneficial ownership of such securities except to the extent of any potential entitlements as a beneficiary therein and any pecuniary interest therein.
(5)	Represents 8,123,142 shares held by entities affiliated with TA Associates, LP. Jonathan W. Meeks is a managing director at TA Associates, L.P., which has ultimate voting and investment power over shares held by the entities affiliated with TA Associates that are set out in footnote (1) above. Mr. Meeks may be deemed to have an indirect pecuniary interest in shares held by entities affiliated with TA Associates. He disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein.
(6)	Includes options to purchase 1,250 shares that are exercisable within 60 days after February 28, 2015.
(7)	Includes options to purchase 1,250 shares that are exercisable within 60 days after February 28, 2015.
(8)	Includes options to purchase 25,000 shares that are exercisable within 60 days after February 28, 2015.
(9)	Includes options to purchase 1,563 shares and 37,500 restricted stock units that are exercisable within 60 days after February 28, 2015.
(10)	Includes options to purchase 1,250 shares that are exercisable within 60 days after February 28, 2015
(11)	Includes options to purchase 1,563 shares and 25,000 restricted stock units that are exercisable within 60 days after February 28, 2015.
(12)	Includes options to purchase 31,250 shares and 25,000 restricted stock units that are exercisable within 60 days after February 28, 2015.

(13)	Includes options to purchase 73,542 shares and 87,500 restricted stock units that are exercisable within 60 days after February 28, 2015.

B. RELATED PARTY TRANSACTIONS

Except as disclosed below, none of the members of our Management Board or Supervisory Board, and none of the members of our senior management, have since January 1, 2014 had a material interest in any transactions to which we were a party. Our policy is that any related party transactions are made on an arm’s-length basis and on terms no less favorable than if such transactions were carried out with unaffiliated third parties.

Registration Rights Agreement

We have entered into a registration rights agreement with TA Coöperatief or together with any of its permitted transferees (including TA Sàrl), the holders of registrable securities. TA Sàrl or any two holders of registrable securities, so long as those two holders hold in aggregate at least 10% of the registrable securities then outstanding, are entitled to rights with respect to the registration of their ordinary shares under the Securities Act or (i) registration of those ordinary shares under the securities laws of the United Kingdom, the Netherlands, the Czech Republic or Poland and/or (ii) listing of those ordinary shares under the stock exchange rules of the London Stock Exchange, NYSE Euronext, the Prague Stock Exchange or the Warsaw Stock Exchange. Subject to certain limitations in the agreement, the holders of registrable securities may require such registration on one occasion, or, in the case of TA Sàrl, two occasions, beginning 90 days after the IPO. Additionally, TA Sàrl may require registration on a second occasion using its second demand registration request if it has not yet been used.

We are obligated to use our reasonable best efforts to qualify to register securities on Form S-3 or Form F-3 under United States securities laws or any comparable short-form registration statement under the securities laws of the United Kingdom, the Netherlands, the Czech Republic or Poland. Subject to certain limitations, following our qualification to register securities under Form S-3 or Form F-3, we are required to register the securities of TA Sàrl, or its affiliates holding 10% or more of the registrable securities then outstanding, provided that the ordinary shares anticipated to be included in such offering will have an aggregate sale price (net of underwriting discounts and commissions) in excess of $1,000,000, provided, however, that we will not be required to register ordinary shares on request pursuant to this provision more than twice in any 12-month period.

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

Indemnification agreements

We have entered into indemnification agreements with members of our Management Board and Supervisory Board. The indemnification agreements and our articles of association require us to indemnify the members of our Management Board and Supervisory Board to the fullest extent permitted by law. See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Insurance and Indemnification” for a description of these indemnification agreements.

Option Plan

See “Item 6. Directors, Senior Management and Employees – E. Share Ownership – Option Plan” for a description of the Option Plan.

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

We currently intend to retain future earnings, if any, to finance the growth and development of our business and to provide additional liquidity. As a result, we currently have no intention to pay dividends and will not make additional distributions or dividends in respect of the year ended December 31, 2014.

In addition, our term loan facility restricts the payment of dividends to holders of our ordinary shares. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

Dividend payments are subject to withholding tax in the Netherlands. See “Item 10. Additional Information – E. Taxation.”

B. SIGNIFICANT CHANGES TO CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is the Management Board, which consists of the chief executive officer and chief financial officer. The Management Board reviews financial information presented on a consolidated basis for evaluating financial performance and allocating resources.

Prior to January 1, 2014, our internal management financial reporting consisted of one operating and reportable segment. As a result of a number of factors, including but not limited to the revenue generated by the release of the SMB CloudCare offering and the acquisition of the AVG Managed Workplace product, our CODM decided to present our internal financial information in two segments effective in January 2014. The two segments are SMB and Consumer. These two business segments reflect how our operations are managed and how operating performance is evaluated.

Any costs incurred that are directly applicable to the segments are allocated to the appropriate segment. In addition, certain costs incurred at a corporate level that are identifiable and that benefit our segments are allocated to them. These allocated costs include costs of shared research and development facilities, shared IT infrastructure, and shared central brand and public relations activities. Certain other corporate costs not directly applicable to the segments are identified as “unallocated” costs and represent general corporate costs that are applicable to the consolidated group, including but not limited to; legal, tax, and corporate reporting and are therefore not allocated to the two reportable segments. All “unallocated” costs reported are not included in the CODM’s evaluation of the operating income performance of the two reportable segments.

We evaluate the performance of the segments primarily on revenue and segment operating income. In addition to the “unallocated” costs noted above, we exclude certain charges such as share-based compensation, acquisition amortization, and one time charges that affect comparability from operating income for segment purposes as these items are not reflective of normal continuing operations of the segments. We exclude these items as segment operating performance and segment management compensation is evaluated based upon a normalized segment operating income. As such, the performance measures for incentive compensation purposes for segment management do not include the impact of these items.

The new operating structure provides us with visibility over the operations of the two businesses, which we believe may allow us to more effectively capitalize on market conditions and maximize revenue and profitability.

We have recast prior period amounts to conform to the way we internally managed and monitored segment performance.

The principal products and services offered by each segment are summarized below:

Consumer – Our Consumer segment focuses on delivering simple privacy, protection and performance solutions for PCs, tablets and mobile devices for consumers. Consumer segment products include Anti-Virus and Internet Security, PC Optimization, Family Safety and are available across multiple devices including PCs, Android and Mac. In addition, we have a growing portfolio of Mobile applications including those aimed at optimizing performance, memory and allowing easy control over privacy settings.

SMB – Our SMB segment focuses on delivering simple privacy, protection and performance solutions for across multiple devices for small and medium sized business customers. Products include AVG CloudCare (a cloud-services remote management platform incorporating services such as Anti-Virus, Content Filtering and Online Backup) and AVG Managed Workplace (a remote monitoring and IT management platform), allowing our value added resellers to view and access their customers’ entire network environment.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The following table sets forth the high and low sales prices of our ordinary shares since the listing of our ordinary shares on the NYSE on February 7, 2012 through March 31, 2015:

Period	High	Low
Annual information
2014	$21.35	$15.19
2013	$26.56	$12.10
2012	$16.39	$9.42
Quarterly information
1st quarter 2015	$22.90	$19.09
4th quarter 2014	$20.69	$16.00
3rd quarter 2014	$20.41	$16.10
2nd quarter 2014	$21.15	$17.77
1st quarter 2014	$21.35	$15.19
4th quarter 2013	$25.50	$15.89
3rd quarter 2013	$26.56	$19.09
2nd quarter 2013	$19.96	$12.51
1st quarter 2013	$16.35	$12.10
Monthly information
March 2015	$22.90	$21.12
February 2015	$22.68	$19.35
January 2015	$20.21	$19.09
December 2014	$20.64	$18.97
November 2014	$20.69	$16.88
October 2014	$18.00	$16.00

On March 31, 2015, the closing price per share of our ordinary shares on the NYSE was $21.56.

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

D. EXCHANGE CONTROLS

Cash dividends payable on our ordinary shares and cash interest payments to holders of our debt securities may be remitted from the Netherlands to non-residents without legal restrictions imposed by the laws of the Netherlands, except that (i) such payments must be reported to the Dutch Central Bank for statistical purposes only and (ii) the transfer of funds may be restricted by economic sanctions imposed by the European Union, or the Government of the Netherlands.

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

Where this summary refers to a holder of ordinary shares, such reference is restricted to a holder holding either (i) legal title to or (ii) depository receipts of, as well as an economic interest in, such ordinary shares.

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

Beneficial owner – anti-dividend stripping legislation

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

Corporate and individual income tax

Residents of the Netherlands

If a holder of ordinary shares is a resident or deemed to be a resident of the Netherlands for Dutch tax purposes and is fully subject to Dutch corporate income tax or is only subject to Dutch corporate income tax in respect of an enterprise to which the ordinary shares are attributable, income derived from the ordinary shares and gains realized upon the redemption or disposal of the ordinary shares are generally taxable in the Netherlands (at up to a maximum rate of 25% (tax rate for the year 2014)).

If an individual holder of ordinary shares is a resident or deemed to be a resident of the Netherlands for Dutch tax purposes (including an individual holder who has opted to be taxed as a resident of the Netherlands), income derived from the ordinary shares and gains realized upon the redemption or disposal of the ordinary shares are taxable at the progressive rates (up to a maximum rate of 52% (tax rate for the year 2014)) under the Dutch Income Tax Act 2001 (“Wet inkomstenbelasting 2001”) if:

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

If neither condition (a) nor condition (b) applies to the holder of the ordinary shares, taxable income with regard to the ordinary shares will be determined on the basis of a deemed return on income from savings and investments (“sparen en beleggen”), rather than on the basis of income actually received or gains actually realized. At present, this deemed return on income from savings and investments has been fixed at a rate of 4% of the individual’s yield basis (“rendementsgrondslag”) at the beginning of the calendar year, insofar as this yield basis exceeds a certain threshold of €21,139 for 2014 (“heffingsvrij vermogen”). The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the holder of the ordinary shares less the fair market value of certain qualifying liabilities at the beginning of the calendar year. The fair market value of the ordinary shares will be included as an asset in the individual’s yield basis. The 4% deemed return on income from savings and investments will be taxed at a rate of 30% (tax rate for the year 2014).

Non-residents of the Netherlands

If a holder of ordinary shares is not a resident nor is deemed to be a resident of the Netherlands for Dutch tax purposes (nor has opted to be taxed as a resident of the Netherlands), such holder is not liable for any Dutch taxes in respect of income derived from the ordinary shares and gains realized upon the redemption or disposal of the ordinary shares, unless:

(a) The holder is not an individual and such holder (i) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the ordinary shares are attributable, or (ii) is (other than by way of securities) entitled to a share in the profits of an enterprise or has a co-entitlement to the net worth of an enterprise which is effectively managed in the Netherlands and to which the ordinary shares are attributable. This income is subject to Dutch corporate income tax at up to a maximum rate of 25% (tax rate for the year 2014).

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

Income derived from the ordinary shares as specified under (i) and (ii) by an individual is subject to individual income tax at up to a maximum rate of 52% (tax rate for the year 2014). Income derived from a share in the profits as specified under (iii) that is not already included under (i) or (ii) will be taxed on the basis of a deemed return on income from savings and investments (as described above under “Residents of the Netherlands”). The fair market value of the share in the profits of the enterprise (which includes the ordinary shares) will be part of the individual’s Dutch yield basis.

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

A “U.S. holder” is a beneficial owner of ordinary shares who is eligible for the benefits of the Treaty and is, for U.S. federal income tax purposes:

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

Sale or other taxable disposition of ordinary shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of ordinary shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares disposed of. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive foreign investment company rules

We believe that we were not a ‘passive foreign investment company’ (“PFIC”) for U.S. federal income tax purposes for the 2014 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Interest rate risk

In 2014, we were not materially exposed to market interest rates due to the low outstanding debt under the previous revolving credit facility. Under our new credit facility our interest rate exposure is small due to the current low U.S. dollar LIBOR rates. The current U.S. dollar LIBOR rates would have to increase by more than 75 basis points before interest costs would increase. If we started borrowing under the new revolving credit facility we would also be immediately exposed to interest rate movements, with respect to such facility. We have developed a hedging strategy for management of currency and interest rate risks. We monitor the existing risks closely and consider the risks as low. An increase of 100 basis points in the U.S. dollar LIBOR would result in an additional annualized interest charge of $0.6 million based on the outstanding balance of Term Loan as of December 31, 2014.

Currency risk

We are exposed to movements in market currency rates, as there is a difference between the currencies in which we generate revenue and those in which we incur expenses. In 2014, revenue and expenses were, respectively, denominated 63% and 52% in U.S. dollars, 15% and 12% in euros, 14% and 6% in British pounds, 5% and 2% in Australian dollars, 1% and 4% in Canadian dollars, 2% and 18% in Czech crowns and 0% and 5% in Israeli shekel, while in 2013 revenue and expenses were, respectively, denominated 56% and 51% in U.S. dollars, 19% and 17% in euros, 13% and 6% in British pounds, 5% and 2% in Australian dollars, 4% and 18% in Czech crowns and 0% and 5% in Israeli shekel.

We estimate that a 10% rise in the U.S. dollar against the aforementioned currencies would have resulted in an increase in income before tax in 2014 and 2013 of approximately $2.5 million and $0.6 million in the aggregate, respectively.

Some of our subsidiaries have revenue and expenses in another currency than their functional currency. The principal exposures resulting from these transactions are in Euro, Australian and Canadian dollar, Czech crown, Israeli shekel and British pound against the U.S dollar. A 10% rise in the U.S. dollar against these currencies would have resulted in a gain in income before tax in 2014 of approximately $0.2 million in the aggregate and a reduction in income before tax in 2013 of approximately $0.3 million in the aggregate.

We enter into foreign exchange contracts to economically hedge transactional exposures between the U.S. dollar and exposure currencies, reducing most of our exposures but not eliminating them.

Credit risk

We are exposed to credit risks, principally in relation to the security of our deposits with financial institutions and to trade receivables. We manage our exposure to financial institutions by diversifying our deposits between different international financial institutions with high credit ratings and by minimizing the deposits we hold with local banks in the different jurisdictions in which we operate. As of December 31, 2014 and 2013, we had $138.9 million and $43.7 million respectively of cash held with financial institutions. For trade receivables, our largest exposures at December 31, 2014 and 2013 were to our principal search partners, who pay on a monthly basis, and at December 31, 2014 we also had material exposure to credit risk relating to trade receivables from mobile carriers. We monitor our credit exposures to other trade receivables and provide an allowance for doubtful accounts as we deem necessary.

Liquidity risk

We ensure that we have adequate liquidity to meet our obligations as they fall due by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities where appropriate. Due to the long-term credit facility we must ensure that we are compliant with its terms. As we generate positive cash flows from our operating activities we are able to cover our normal operating expenditures as well as our capital expenditures and pay outstanding short-term liabilities as they fall due without requiring additional financing. Those positive cash flows are also sufficient to make payments of interest and principal required on our credit facility. At December 31, 2014, $2.3 million was due for repayment within one year, compared with no amount due for repayment at December 31, 2013 under our previous revolving credit facility. We consider the impact on liquidity each time we make an acquisition in order to ensure we do not adversely affect our ability to meet our financial obligations as they fall due.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARRANGEMENTS AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

In accordance with Rule 13a-15(b) of the Exchange Act, our management evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2014. Our management’s objective was to assess whether our disclosure controls and procedures were effective as of that date to ensure that information required to be disclosed under the Exchange Act is recorded, processed, summarized, and reported, within the time period specified in the SEC rules and forms, and to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2014, our disclosure controls and procedures were not effective as a result of the material weaknesses in our internal controls over financial reporting described below.

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with U.S. GAAP, and include those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of the effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control-Integrated Framework (2013) established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Our management excluded Location Labs, Inc., Norman Safeguard AS and Winco Tecnologia e Sistemas LTDA, which we acquired in the fourth quarter of 2014, from the scope of their assessment of internal control over financial reporting as of December 31, 2014. At December 31, 2014 and for the year ended December 31, 2014, the total assets and revenues associated with these acquisitions represented 6.5% and 3.8% of our consolidated total assets and total revenues, respectively.

In connection with management’s assessment of internal control over financial reporting as described above, our management has concluded that, as of December 31, 2014, our internal control over financial reporting was not effective due to the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were as follows:

•	Control Environment – We did not maintain sufficient delegation of authority, definition of responsibilities, appropriate process and technologies, and a sufficient complement of experienced personnel in our organization as required to ensure an effective control environment. We determined that certain of our management, accounting and finance employees lack sufficient knowledge and experience in the application of Section 404(a) of the Sarbanes-Oxley Act (“SOX”) and U.S. GAAP commensurate with our financial reporting requirements.

This material weakness in our control environment, described above, contributed to the following material weaknesses in risk assessment, control activities and monitoring.

•	Risk assessment – We did not design and implement effective risk assessment with regard to our processes and procedures relating to our financial reporting requirements.

•	Control activities – We identified the following material weaknesses in regarding to control activities:

•	Inadequate controls over information technology (“IT”) systems. Our management determined that we do not have effective controls over our IT systems, including controls to effectively support financial reporting requirements. We lacked controls with respect to application access and master data maintenance of our customer and vendor master data and billing systems, controls to ensure that changes to financial applications are properly authorized and tested and that access to information systems, financial applications and key spreadsheets are appropriately restricted.

•	Inadequate segregation of duties. Our management determined that we have not appropriately segregated duties across processes and systems in our organization. Certain employees have conflicting access to critical functions across our business processes.

•	Monitoring – We did not design and maintain effective monitoring controls with respect to the end-to-end process design and operating effectiveness of certain controls relating to all business processes relevant to the consolidated financial statements.

Our management determined that these material weaknesses resulted in a more than remote likelihood that a material misstatement in our financial statements could occur and not be prevented or detected, and that we therefore had material weaknesses in our internal control over financial reporting as of December 31, 2014.

We are taking specific steps to enhance our internal control environment and remediate the material weaknesses, which include, but are not limited to, the following:

•	Providing additional training to our senior management, accounting and finance employees in the applicable requirements of the financial accounting and reporting frameworks;

•	Defining management’s risk management strategy, embedding risk management throughout the organization and establishing a risk function supported by the Risk Committee;

•	Updating our information technology strategy to reduce the number of operating systems, to implement adequate segregation of duties, and to increase our focus on standardized solutions and preventive controls; and

•	Hiring and training expert end-to-end process owners to review and improve the design and operating effectiveness of our processes and internal controls, including ensuring appropriate segregation of duties throughout processes.

As we continue to evaluate and work to improve our internal control over financial reporting, management may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Although we plan to complete the remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers Accountants, N.V., an independent registered public accounting firm, as stated in their report, which is included herein.

C. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that Mr. Jan Haars is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F, and is independent for the purposes of NYSE corporate governance rules and Rule 10A-3 of the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our Management and Supervisory Boards have adopted a Code of Conduct that applies to members of our Management and Supervisory Boards, senior management and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have posted the Code of Conduct on our website, www.avg.com, at “Investor Relations – Corporate Governance – Code of Conduct, Corporate Documents.”

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Accountants N.V. (“PwC”) was appointed as our independent registered public accounting firm, on July 30, 2013 for the audits of the fiscal year ended December 31, 2013 and 2014 respectively, for which audited financial statements appear in this Annual Report on Form 20-F.

BDO Audit & Assurance B.V. (“BDO”) has served as our independent registered public accounting firm for the audit of the fiscal year ended on December 31, 2012, for which audited financial statements appear in this Annual Report on Form 20-F.

The following is a summary of the fees billed by PwC for professional services rendered for fiscal years ended December 31, 2013 and 2014:

	Year ended December 31,
	2013	2014
	(in thousands of U.S. dollars)
Audit fees(1)	$954	$2,157
Audit-related fees(2)	—	827
Tax fees(3)	—	—
All other fees(4)	42	19

Total	$996	$3,003

(1)	Aggregate audit fees consist of fees billed or accrued for professional services rendered by the principal accountant for the audit of our annual financial statements and certain procedures performed related to interim financial information and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation.
(2)	Audit-related fees consist of fees billed or accrued services rendered during the fiscal year for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”, e.g. accounting consultations and audits in connection with acquisitions.
(3)	Tax fees consist of fees for professional services rendered during the fiscal year by the principal accountant for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals.
(4)	All other fees consisted of fees billed or accrued for products and services provided by the principal accountant, other than the services reported above under other captions in the above table.

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

In 2013 we entered into a conditional share repurchase program under which it repurchased shares in amounts designed to cover obligations to deliver shares under our share based incentive plans.

Under the share repurchase program we could, between May 9, 2013 and November 9, 2014, repurchase from time to time in both open market and privately negotiated transactions up to 4,000,000 ordinary shares. The share repurchase program occurred in tranches.

The share repurchase program was authorized by our shareholders on January 12, 2012 and approved by the Supervisory Board on May 7, 2013 for transactions up to 2,500,000 ordinary shares. On November 5, 2013, the Supervisory Board approved an increase of the maximum number of shares to be repurchased from 2,500,000 to 4,000,000 to cover our obligations to deliver shares under our employee stock options incentive and restricted share units plan.

Under the first tranche of the share repurchase program we had, up to November 5, 2013, repurchased in open market transactions 1,500,000 ordinary shares for a total consideration of $33,110 and a volume weighted average price per share of $22.07. Under the second tranche of the share repurchase program, we repurchased 1,132,059 ordinary shares between November 13, 2013 and May 10, 2014, for a total consideration of $19,722 and a volume weighted average price per share of $17.42. Under the third and final tranche of the share repurchase program, we repurchased 1,367,941 ordinary shares between June 3, 2014 and August 12, 2014, for a total consideration of $25,912 and a volume weighted average price per share of $18.94.

The following table provides a summary of shares repurchased by us, in 2013 and 2014:

Period	Total number of shares purchased	Average price paid per share (U.S. dollars)	Total number of shares purchased as part of publicly announced plans	Maximum number of shares that may yet be purchased under the plans
June 19 – 30, 2013	80,000	18.86	80,000
July 1 – 31, 2013	224,150	21.01	304,150
August 1 – 31, 2013	263,243	21.47	567,393
September 1 – 30, 2013	199,000	23.69	766,393
October 3 – 31, 2013	428,950	21.76	1,195,343
November 1 – 30, 2013	653,157	20.32	1,848,500
December 1 – 31, 2013	254,714	16.57	2,103,214

Total 2013	2,103,214	20.64		1,896,786

January 1 – 31, 2014	212,000	16.77	2,315,214
February 1 – 28, 2014	268,245	15.93	2,583,459
March 1 – 31, 2014	20,600	20.38	2,604,059
April 1 – 30, 2014	21,000	19.43	2,625,059
May 1 – 31, 2014	7,000	19.14	2,632,059
June 1 – 30, 2014	396,000	20.24	3,028,059
July 1 – 31, 2014	387,000	19.14	3,415,059
August 1 – 31, 2014	584,941	17.50	4,000,000

Total	4,000,000	19.46		—

As the program has expired, we are not allowed to repurchase more shares under this program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Dutch Corporate Governance

The Dutch Corporate Governance Code (“DCGC”) was released in 2003, amended in 2009 and can be found on www.commissiecorporategovernance.nl. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NYSE. We will disclose in our Dutch annual report for financial year 2014 (the third year of listing on a government-recognized stock exchange) the extent to which we comply with the provisions of the DCGC and any deviations therefrom. The most substantial deviations from the DCGC are summarized below.

Remuneration

Our Supervisory Board is authorized to grant options and restricted stock units to the members of our Management Board that do not have predetermined performance criteria and which are exercisable within three years from the year the options are granted. The number of options and restricted stock units to acquire ordinary shares which may be granted to the Management Board is not dependent on the achievement of targets specified beforehand. Under the Option Plan, options may be granted for an exercise price of 90% of the fair market value (deviations from: best practice provisions II.2.4, II.2.5 and II.2.6).

The members of our Management Board may receive more than one year’s salary in the event of dismissal (deviation from: best practice provision II.2.8). The members of our Management Board will, if we decide not to waive certain non-compete obligations which may apply for periods of up to 12 months after the date of termination, receive during such applicable non-compete period their base salary plus, if applicable, a bonus calculated on a monthly basis equal to the higher of the average for (i) the last 12 months or (ii) the last calendar quarter before the date of termination or dismissal for each month that they comply with their obligations under their non-compete provision.

We have granted and intend to grant options and restricted stock in the future to members of our Supervisory Board (deviation from: best practice provision III.7.1) as we believe that granting options to members of our Supervisory Board may enable us to attract and retain, in a competitive international environment, skillful and experienced members of our supervisory board.

Board nominations and shareholder voting

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

External auditor

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

Equity Compensation Plans – Under Section 303A.08 of the NYSE Listed Company Manual, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Our shareholders have delegated the power to approve equity plans and material revisions thereto to our Supervisory Board, which is permitted under Dutch law.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See page F-1.

ITEM 19.	EXHIBITS

Number	Description

1.1	Articles of Association of AVG Technologies N.V. in effect since the closing of our IPO(1)

1.2	Supervisory Board By-Laws of AVG Technologies N.V. in effect since the closing of our IPO(1)

1.3	Management Board By-Laws of AVG Technologies N.V. in effect since the closing of our IPO(1)

4.1	Credit Agreement dated October 15, 2014 among AVG Technologies N.V., AVG Corporate Services B.V. as borrowers, the several lenders party thereto, Morgan Stanley Senior Funding Inc. and HSBC Securities (USA) Inc. as Joint Lead Arrangers and Joint Lead Bookrunners and HSBC Bank USA, N.A. as Administrative Agent and Collateral Agent

4.2+	Amended and Restated 2013 Option Plan, dated December 4, 2014

4.3+	Appendix to 2013 Option Plan – Restricted Share Unit Plan, dated December 4, 2014

4.4	Form of Indemnification Agreement with the members of the Management Board and Supervisory Board(1)

4.5	Amended and Restated Registration Rights Agreement dated as of October 1, 2009 by and among AVG Technologies N.V. and certain of its shareholders(1)

4.6†	Agreement and Plan of Merger dated September 2, 2014 by and between AVG Technologies USA, Inc., Derailleur Acquisition Corporation, WaveMarket Inc., Fortis Advisors LLC and AVG Technologies N.V.

8.1	Subsidiaries of AVG Technologies N.V.

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers Accountants N.V., independent registered public accounting firm

15.2	Consent of BDO Audit & Assurance B.V., independent registered public accounting firm

15.3	Remuneration Report for the year 2014(2)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

+	Indicates a management contract or compensatory plan.
†	Pursuant to a request for confidential treatment, portions of this exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act.
(1)	Incorporated by reference to our registration statement on Form F-1 (file no. 333-178992), as amended.
(2)	Incorporated by reference to our Report of Foreign Private Issuer on Form 6-K, filed April 10, 2015 (file no. 001-35408).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on behalf:

By:	/s/ John Little
	Name:	John Little
	Title:	Chief Financial Officer, Managing Director

Date: April 10, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of AVG Technologies N.V.;

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, consolidated statements of preferred stock and shareholders’ (deficit) equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of AVG Technologies N.V. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and its cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because material weaknesses in internal control over financial reporting existed as of that date related to (i) deficiencies in the control environment as the Company did not maintain sufficient delegation of authority, definition of responsibilities, appropriate process and technologies, and complement of experienced personnel with sufficient knowledge and experience commensurate with the financial reporting requirements of the Company; (ii) deficiencies in risk assessment as the Company did not design and implement effective risk assessment with regard to its processes and controls commensurate with its financial reporting requirements; (iii) deficiencies in control activities related to a) inadequate controls over information technology (“IT”) systems and b) inadequate segregation of duties and; (iv) deficiencies in monitoring as the Company did not design and maintain effective monitoring controls related to the end-to-end process design and operating effectiveness of certain controls relating to all business processes relevant to the consolidated financial statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15B. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2014 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2014). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b), management has excluded Location Labs, Inc., Norman Safeguard AS and Winco Tecnologia e Sistemas LTDA from its assessment of internal control over financial reporting as of December 31, 2014 because they were acquired by the Company in purchase business combinations during 2014. We have also excluded Location Labs, Inc., Norman Safeguard AS and Winco Tecnologia e Sistemas LTDA from our audit of internal control over financial reporting. Location Labs, Inc., Norman Safeguard AS and Winco Tecnologia e Sistemas LTDA are subsidiaries whose total assets and total revenues represent 6.5% and 3.8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2014.

/s/ R.M. van Tongeren RA

PricewaterhouseCoopers Accountants N.V.

Amsterdam, the Netherlands

April 10, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Supervisory Board and Shareholders

AVG Technologies N.V.

Amsterdam, Netherlands

We have audited the accompanying consolidated financial statements of AVG Technologies N.V. (the “Company”) comprising the consolidated statements of comprehensive income, preferred stock and shareholders’ (deficit) equity, and cash flows for the year ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

BDO Audit & Assurance B.V.

On behalf of it,

/s/ J.A. de Rooij RA

Amstelveen, Netherlands,

April 5, 2013 except for Segment information in Note 20, as to which the date is April 10, 2015

AVG TECHNOLOGIES N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars – except for share data)

	December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$42,349	$138,907
Restricted cash	4,654	1,995
Trade accounts receivable, net	26,160	35,408
Inventories	1,017	1,030
Deferred income taxes	25,058	21,056
Prepaid expenses	5,927	6,946
Other current assets	5,416	5,926

Total current assets	110,581	211,268
Non-current restricted cash	1,054	16,160
Property and equipment, net	15,294	18,000
Deferred income taxes	33,820	26,813
Intangible assets, net	59,577	121,835
Goodwill	84,843	245,369
Investment	160	160
Other assets	1,453	7,484

Total assets	$306,782	$647,089

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,356	$13,603
Accrued compensation and benefits	18,245	16,544
Accrued expenses and other current liabilities	31,569	53,098
Current portion of long-term debt	—	2,300
Income taxes payable	4,680	2,724
Deferred tax liabilities	163	568
Deferred revenue	164,136	166,815

Total current liabilities	230,149	255,652
Long-term debt, less current portion	30,000	222,625
Deferred revenue, less current portion	33,050	34,028
Deferred tax liabilities	342	25,613
Other non-current liabilities	4,075	31,974

Total liabilities	297,616	569,892

Commitments and contingencies (Note 19)

Redeemable noncontrolling interest	—	40,040

Shareholders’ equity
Ordinary shares (par value: €0.01; 54,763,151 Ordinary shares issued and 53,150,630 Ordinary shares outstanding at December 31, 2013 and 54,763,151 Ordinary shares issued and 51,641,505 Ordinary shares outstanding at December 31, 2014)	727	727
Distributions in excess of capital	(128,809)	(122,560)
Treasury shares	(33,179)	(60,858)
Accumulated other comprehensive loss	(8,343)	(12,814)
Retained earnings	178,770	232,662

Total shareholders’ equity	9,166	37,157

Total liabilities and shareholders’ equity	$306,782	$647,089

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars – except for share data and per share data)

	Year ended December 31,
	2012	2013	2014
Revenue:
Subscription	$196,858	$250,839	$281,581
Platform-derived	159,108	156,274	92,492

Total revenue	355,966	407,113	374,073

Cost of revenue:
Subscription	(27,064)	(30,027)	(39,068)
Platform-derived	(27,320)	(38,818)	(12,759)

Total cost of revenue	(54,384)	(68,845)	(51,827)

Gross profit	301,582	338,268	322,246

Operating expenses:
Research and development	(55,485)	(60,885)	(70,168)
Sales and marketing	(92,198)	(96,382)	(96,950)
General and administrative	(73,491)	(70,902)	(75,790)

Total operating expenses	(221,174)	(228,169)	(242,908)

Operating income	80,408	110,099	79,338
Other income (expense):
Interest income	132	90	103
Interest and finance cost	(21,167)	(7,954)	(3,997)
Other, net	(1,904)	485	(1,431)

Other income and expense, net	(22,939)	(7,379)	(5,325)

Income before income taxes and loss from investment in equity affiliate	57,469	102,720	74,013
Income tax provision	(11,141)	(39,006)	(19,579)
Loss from investment in equity affiliate, net of tax	(511)	—	—

Net income	$45,817	$63,714	$54,434

Less: Net income attributable to redeemable noncontrolling interests	—	—	8

Net income attributable to AVG Technologies N.V.	$45,817	$63,714	$54,426

Earnings per share attributable to AVG Technologies N.V. ordinary shareholders:
Net income	$45,817	$63,714	$54,426
Preferred share dividends	(753)	—	—
Redeemable noncontrolling interest	—	—	(534)

Net income available to ordinary shareholders – basic	$45,064	$63,714	$53,892

Net income available to ordinary shareholders – diluted	$45,817	$63,714	$53,892
Earnings per share attributable to AVG Technologies N.V. ordinary shareholders – basic	$0.86	$1.18	$1.03
Earnings per share attributable to AVG Technologies N.V. ordinary shareholders – diluted	$0.84	$1.16	$1.02
Weighted-average shares outstanding – basic	52,395,427	54,208,065	52,219,176
Weighted-average shares outstanding – diluted	54,308,518	54,710,704	52,591,435
Cash dividends declared per preferred share	$0.21	$—	$—

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars – except for share data and per share data)

	Year ended December 31,
	2012	2013	2014
Net income	$45,817	$63,714	$54,434

Other comprehensive income (loss), net of tax:

Defined pension and other postretirement benefit plans:
Net actuarial gain (loss) arising during the period	—	—	(91)
Income tax benefit (expense)	—	—	21

Defined pension and other postretirement benefit plans, net of tax	—	—	(70)

Foreign currency translations adjustments:
Unrealized net gain (loss) arising during the period	2,514	(3,945)	(5,306)
Income tax benefit (expense)	(280)	(308)	904

Foreign currency translations gain (loss), net of tax	2,234	(4,253)	(4,402)
Total other comprehensive income (loss)	2,234	(4,253)	(4,472)

Comprehensive income	$48,051	$59,461	$49,962

Less: Comprehensive income attributable to redeemable noncontrolling interest	—	—	8

Comprehensive income attributable to AVG Technologies N.V.	$48,051	$59,461	$49,954

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF PREFERRED STOCK AND SHAREHOLDERS’ (DEFICIT) EQUITY

(in thousands of U.S. dollars – except for share data)

	Class D Preferred Shares		Ordinary Shares
			Class A		Class B		Class B1		Class B2		Class E
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, December 31, 2011	12,000,000	$191,954	16,200,000	$212	—	$—	9,316,224	$125	3,283,776	$44	7,200,000	$95
Net income	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income (loss), net of taxes of $-	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of preferred shares and Class A, B1, B2 and E shares to ordinary shares	(12,000,000)	(191,954)	(16,200,000)	(212)	—	—	(9,316,224)	(125)	(3,283,776)	(44)	(7,200,000)	(95)
Share proceeds from issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—
Share issuance costs (net of income tax benefit of $1,703)	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of own shares	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of share options (including excess tax benefit of $480)	—	—	—	—	—	—	—	—	—	—	—	—
Cash dividends declared and paid on preferred shares	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation, net of repurchases and liability awards	—	—	—	—	—	—	—	—	—	—	—	—

Balances, December 31, 2012	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—

	Ordinary Shares		Treasury Shares		Distributions in Excess of Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Shareholders’ (Deficit ) Equity
	Shares	Amount	Shares	Amount
Balances, December 31, 2011	—	—	—	—	$(388,225)	$(6,324)	$71,794	$(322,279)
Net income	—	—	—	—	—	—	45,817	45,817
Other comprehensive income (loss), net of taxes of $(280)	—	—	—	—	—	2,234	—	2,234
Conversion of preferred shares and Class A, B1, B2 and E shares to ordinary shares	48,000,000	639	—	—	191,791	—	—	191,954
Share proceeds from IPO	4,000,000	52	—	—	63,948	—	—	64,000
Share issuance costs, net of taxes of $1,703	—	—	—	—	(11,302)	—	—	(11,302)
Repurchase of own shares	—	—	(370,925)	(3,869)	—	—	—	(3,869)
Exercise of share options (including excess tax benefit of $480)	2,385,951	31	4,128	43	785	—	—	859
Cash dividends declared and paid on preferred shares	—	—	—	—	—	—	(2,555)	(2,555)
Share-based compensation, net of repurchases and liability awards	—	—	—	—	12,571	—	—	12,571

Balances, December 31, 2012	54,385,951	$722	(366,797)	$(3,826)	$(130,432)	$(4,090)	$115,056	$(22,570)

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF PREFERRED STOCK AND SHAREHOLDERS’ (DEFICIT) EQUITY – (CONTINUED)

(in thousands of U.S. dollars – except for share data)

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

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF PREFERRED STOCK AND SHAREHOLDERS’ EQUITY – (CONTINUED)

(in thousands of U.S. dollars – except for share data)

	Ordinary Shares		Treasury Shares		Distributions in Excess of Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balances, December 31, 2013	54,763,151	$727	(1,612,521)	$(33,179)	$(128,809)	$(8,343)	$178,770	$9,166
Net income	—	—	—	—	—	—	54,426	54,426
Other comprehensive income (loss), net of taxes of $880	—	—	—	—	—	(4,471)	—	(4,471)
Change in redemption value of noncontrolling interest	—	—	—	—	—	—	(534)	(534)
Repurchase of own shares	—	—	(1,896,786)	(35,334)	—	—	—	(35,334)
Exercise of share options (including excess tax benefit of nil)	—	—	387,661	7,655	(4,824)	—	—	2,831
Tax withholdings related to net share settlement of vested restricted stock units	—	—	—	—	(1,303)	—	—	(1,303)
Share-based compensation, net of repurchases and liability awards	—	—	—	—	12,376	—	—	12,376

Balances, December 31, 2014	54,763,151	$727	(3,121,646)	$(60,858)	$(122,560)	$(12,814)	$232,662	$37,157

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended December 31,
	2012	2013	2014
OPERATING ACTIVITIES:
Net income	$45,817	$63,714	$54,434
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, amortization and impairment	18,869	24,897	33,496
Share-based compensation	16,183	8,927	12,376
Deferred income taxes	2,166	18,108	14,025
Change in the fair value of contingent consideration liabilities	(130)	1,238	730
Amortization of financing costs and loan discount	5,928	4,127	494
Loss from investment in equity affiliate	511	—	—
Loss (gain) on sale of property and equipment	(41)	(114)	(78)

Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable	(6,178)	7,250	(1,181)
Inventories	197	(318)	(20)
Accounts payable and accrued liabilities	9,426	10,305	4,293
Accrued compensation and benefits	1,712	(3,314)	(2,059)
Increase (decrease) in deferred revenue	27,675	13,946	(1,214)
Income taxes payable	(974)	1,340	(1,627)
Other assets	(951)	750	(6,656)
Other liabilities	(904)	(5,652)	1,794

Net cash provided by operating activities	119,306	145,204	108,807

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(17,914)	(18,304)	(17,142)
Government grants related to the purchase of property and equipment	—	1,578	1,565
Proceeds from sale of property and equipment	83	261	307
Cash payments for acquisitions, net of cash acquired and restricted amounts held in escrow	(11,897)	(27,686)	(133,357)
Purchase of investments	—	(160)	—
Proceeds from sale of investments	—	9,750	—
Decrease (increase) in restricted cash	(514)	(5,194)	(16,376)

Net cash used in investing activities	(30,242)	(39,755)	(165,003)

FINANCING ACTIVITIES:
Payment of contingent consideration	(11,786)	(2,648)	(2,250)
Payment of deferred purchase consideration	(3,500)	—	—
Proceeds of credit agreement	—	75,000	224,800
Debt issuance costs	—	(1,203)	(4,825)
Repayments of principal on former credit facility	(134,137)	(145,863)	(30,000)
Proceeds from issuance of ordinary shares	64,000	—	—
Share issuance costs	(8,302)	—	—
Dividends paid	(2,555)	—	—
Excess tax benefit	480	—	—
Proceeds from exercise of share options	379	8,894	2,831
Repurchases of share rights and options from employees	(1,035)	(5,064)	(1,460)
Repurchase of own shares	(3,869)	(43,411)	(35,334)

Net cash (used in) provided by financing activities	(100,325)	(114,295)	153,762

Effect of exchange rate fluctuations on cash and cash equivalents	2,411	(695)	(1,008)

Change in cash and cash equivalents	(8,850)	(9,541)	96,558
Beginning cash and cash equivalents	60,740	51,890	42,349

Ending cash and cash equivalents	$51,890	$42,349	$138,907

Supplemental cash flow disclosures:
Income taxes paid	$(8,755)	$(16,045)	$(9,467)
Interest paid	$(15,650)	$(3,753)	$(525)
Supplemental non-cash disclosures:
Issuance of ordinary shares on conversion of Class D preferred shares	$191,954	$—	$—
Deferred purchase consideration released from escrow	$—	$—	$3,928

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

The majority of platform-derived revenue from the Company’s dynamic secure search was generated through agreements with search engine companies, including Google and Yahoo!. Platform-derived revenue generated from Google accounted for 9% of the Company’s total revenue in 2014 (28% in 2013 and 44% in 2012). Platform-derived revenue generated from Yahoo! accounted for 15% of the Company’s total revenue in 2014 (9% in 2013 and none in 2012). Changes in local regulatory or economic conditions, piracy, or non-performance of Google could adversely affect operating results.

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

Foreign currency

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company is the U.S. dollar as it is the currency of the primary economic environment in which its operations are conducted. The functional currency of the Company’s subsidiaries is generally the local currency of such entity. Transactions in currencies other than the functional currency of the Company are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the operation’s functional currency are remeasured at rates of exchange prevailing at the balance sheet date to the operation’s functional currency. Foreign currency transaction gains and losses are included in other income (expense), net, in the consolidated statements of comprehensive income.

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

Revenue recognition

The Company’s revenue, which is presented net of sales taxes and any other similar assessments, is derived from the following sources: (i) subscription revenue, which principally consists of revenue from term-based and perpetual software license agreements, bundled with maintenance and support, and hosted software solutions; and (ii) platform-derived revenues.

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

Persuasive evidence is a binding purchase order or license agreement. Delivery generally occurs upon delivery of a license key or, in the case of hosted software solutions, when services are made available. If a significant portion of a fee is due after the Company’s normal payment terms of typically up to 90 days, the Company recognizes revenue as the fees become due. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fees and recognizes revenue upon cash receipt, provided all other revenue recognition criteria are met.

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

In cases where the Company generates revenue from its hosted software solutions, revenue is recognized in accordance with the Accounting Standard Codification (“ASC”) 605 “Revenue Recognition.” We recognize subscription revenue over the contract term beginning on the commencement date of the contract, the date we make our services available. Once our services are available to our customers, we record amounts due in accounts receivable and in deferred revenue and recognized ratably over the requisite service period.

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

The Company reduces revenue for estimated sales returns. End users may return the Company’s products, subject to varying limitations, through distributors and resellers or to the Company directly for a refund within a reasonably short period from the date of purchase. The Company estimates and records reserves for sales returns based on historical experience.

Platform-derived revenues

Platform-derived revenues are principally generated from search engines. The Company has search agreement with multiple providers, the most significant of which are Yahoo! and Google. In exchange for directing the Company’s active users’ search queries to search providers, the Company earns a percentage of the search revenue generated by such search providers. Amounts earned from search providers are reflected as revenue in the period in which the search queries are performed.

Other platform-derived revenues comprise advertising fees, and product fees. Advertising fees are earned through advertising arrangements the Company has with third parties whereby the third party is obligated to pay the Company a portion of the revenue they earn from advertisements to the Company’s end users. Amounts earned are reflected as revenue in the month advertisement is delivered to the end user. Product fees earned through arrangements with third parties, whereby the Company incorporates content or functionality of the third party into the Company’s product offerings. Fees earned in a period are generally based on the number of active clients with the installed third party content or functionality multiplied by the applicable client fee.

Each contract is evaluated to determine whether the Company is the principal in the arrangement. When the Company concludes that it is the principal, revenues are recognized on a gross basis, otherwise revenues are recognized on a net basis. Generally, the Company is not the primary obligor in the arrangements and does not have latitude in establishing prices, and therefore the Company generally records the net sales amount as revenue.

Cost of revenue

The cost of revenue related to subscription revenues primarily consists of customer support, costs of electronic downloads, commissions to payment providers, amortization of purchased technology, costs of packaging, license fees for technologies implemented into the Company’s products and costs associated with the Company’s network operating center.

The cost of revenue related to platform-derived revenues primarily consists of fees paid to third parties that distribute the Company’s search solutions and for traffic acquisition costs. Traffic acquisition costs are comprised of payments made to companies that direct consumer traffic to the Company, under agreements of varying duration, and payments made to distribute our search solution. The agreements have fixed payments that are expensed ratably over the term the fixed payment covers.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity to the Company of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value. Cash and cash equivalents exclude restricted cash. Restricted cash may contain cash restricted for deposits, guarantees and certain acquisition related restrictions.

Trade accounts receivable

Trade accounts receivable are amounts due from customers for products and licenses sold in the ordinary course of business. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. Additions to the allowance for doubtful accounts are recorded as general and administrative expenses. The Company reviews its trade receivables to identify specific customers with known disputes or collectability issues. In addition, the Company maintains an allowance for all other receivables not included in the specific reserve by applying specific rates of projected uncollectible receivables to the various aging categories. The Company analyzes its historical collection experience, customer credit-worthiness, current economic trends and changes in customer payment terms in determining the amounts of these allowances.

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

Property and equipment

Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives to the residual value of the related assets, generally as follows:

•	computer equipment – two to four years;

•	office furniture and equipment – two to five years;

•	vehicles – four to five years; and

•	leasehold improvements – the shorter of the lease term or the estimated useful life of the asset.

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

Finance leases, which transfer to the group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease term at the fair value of the leased item or, if lower, at the present value of the minimum lease payments. Finance charges are allocated to each period so as to achieve a constant rate of interest on the remaining balance of the liability and are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term. For both finance and operating leases, contingent rents are recognized in the income statement in the period in which they are incurred.

Dividends

Dividends are declared in accordance with the relevant laws and regulations applicable to the Company and are recognized when they become legally payable.

Business combinations

The Company uses the acquisition method of accounting under the authoritative guidance on business combinations.

The acquired company’s operating results are included in the Company’s consolidated financial statements starting on the date of acquisition. The purchase price is equivalent to the fair value of the consideration transferred and liabilities incurred, including liabilities related to contingent consideration. Changes in fair value of contingent consideration, including changes in probability of achievement and changes due to the passage of time, subsequent to the acquisition date are recognized in operating income in the consolidated statements of comprehensive income in the period in which they occur.

The Company usually enters into agreements with the former owners of the acquiree to transfer additional payments or equity interests as part of the exchange for control of the acquiree if specified future events occur or conditions are met. For these arrangements for additional payments or equity interests to the former owners, the Company considers the indicators as described in the ASC 805 “Business combinations” to determine whether these payments are part of the purchase price or are post-acquisition costs as

Goodwill represents a residual value as of the acquisition date, which in most cases results in measuring goodwill as an excess of the purchase consideration transferred plus the fair value of any non-controlling interest in the acquired company over the fair value of net assets acquired, including contingent consideration.

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

Redeemable noncontrolling interest

The noncontrolling interest for which the redemption is outside of the Company’s control is presented under the caption “Redeemable noncontrolling interest” outside of permanent equity. This interest is measured with an initial value based on fair value. Adjustments to the carrying amount, which will impact retained earnings, is determined after the attribution of net income or loss of the subsidiary. The amount presented in redeemable noncontrolling interest will be no less than the initial amount reported.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of tangible and identifiable intangible assets acquired less liabilities assumed. The Company performs an annual impairment test in the fourth quarter of each financial year or more frequently if impairment indicators are present. When impaired, the carrying value of goodwill is written down to fair value. The goodwill impairment test is performed at the reporting unit level, which was determined to be at the operating segment level. In performing the goodwill impairment tests, the Company assesses relevant qualitative factors to determine whether it is more likely than not that the fair value of its reporting units are less than its carrying amount. The qualitative factors the Company considers include, but are not limited to, general economic conditions, outlook for the software industry, our recent and forecasted financial performance and the fair value of the our shares. After considering such factors, the Company concluded whether it is not more likely than not that the fair value of its reporting unit is less than its carrying amount. If it is determined as a result of the qualitative assessment, that is more likely than not that the fair value of a reporting unit is less than its carrying amount, the provisions of the authoritative guidance require that the Company performs a two-step quantitative impairment test on goodwill. In the first step, the Company compares the fair value of each reporting to each carrying value. The second step, if necessary, measures the amount of impairment by applying fair-value based test to the individual assets and liabilities within each reporting unit.

In January 2014, changes in the way the CODM manages and evaluates the Company’s operations resulted in a change in operating segments from one segment to two segments, Consumer and SMB. The reporting units were determined to be at the operating segment level. Upon the change in segments, goodwill was allocated to the operating segments based on their relative fair value and a goodwill impairment assessment was performed. The Company compared the fair value of its reporting units to their carrying values, including allocated goodwill. The Company determined the fair value of the reporting units using the income approach. Based on the Company’s quantitative assessment, it was determined that the fair value of the reporting units exceeded their carrying value.

In the fourth quarter of 2014, the Company performed its annual goodwill impairment test. The results of the qualitative assessment indicated that there were no triggering events and that the fair value of each of its reporting units was more likely than not in excess of their carrying value. Therefore goodwill in those reporting units was not impaired.

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

The Company recognizes assets for software programs developed, which are to be used solely to meet the Company’s internal needs. The recognized assets are comprised of the costs incurred during the application development stage for these software programs. Amortization is computed on a straight-line basis over the estimated useful lives generally between two and five years.

The Company assesses the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Recoverability of certain finite- lived intangible assets is measured by the comparison of the carrying amount of the asset group to which the assets are assigned to the sum of the undiscounted estimated future cash flows the asset group is expected to generate. If the asset is considered to be impaired, such amount is measured as the difference between the carrying amount of the asset and its fair value. Recoverability of developed technology is measured by the comparison of the carrying amount of the asset to the sum of undiscounted estimated future product revenues offset by estimated future costs to dispose of the product. If the asset is considered to be impaired, such amount is measured as the difference between the carrying amount of the asset and its fair value.

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

Research and development

Research and development costs include salaries and benefits of researchers and engineers, supplies and other expenses incurred in research and development efforts. Costs incurred in the research phase of new software products for external use are expensed as incurred. The Company expenses software development costs, including costs to develop software products to be marketed to external users, before technological feasibility of such products is reached. The Company has determined that technological feasibility was reached shortly before the release of those products and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products were not material, and accordingly, were expensed as incurred. Costs related to develop internal-use software are capitalized as incurred. The estimated useful life of costs capitalized is evaluated for each specific project and ranges from two to five years. Capitalized research and development costs are included in property and equipment, net.

The Company capitalized nil and $1,654 of research and development costs during 2013 and 2014, respectively. The amortization of capitalized costs totaled during 2012, 2013 and 2014 were nil, nil and $239, respectively.

Employee benefit plan – Defined contribution plan

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

The Company maintains a privately administered pension insurance plan in the United Kingdom on a voluntary basis. Contributions to the plan are recognized as employee benefit expense when due.

Employee benefit plan – Defined benefit plan

For the defined benefit plan, a Projected Benefit Obligation is calculated annually by independent actuaries using the projected unit credit method. Pension costs primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of expected return on plan assets.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity and are reflected in Accumulated other comprehensive income in the period in which they arise.

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

Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Management Board, which consists of the chief executive officer and chief financial officer.

Prior to January 1, 2014, the Company’s internal management financial reporting consisted of one operating and reportable segment. As a result of a number of factors, including but not limited to the revenue generated by the release of the SMB CloudCare offering and the acquisition of the AVG Managed Workplace product and operations in Canada in 2013, the Company’s CODM concluded to change the internal financial information effective in January 2014. The internal financial information is presented in two segments: SMB and Consumer. The two business segments reflect how the Company’s operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting beginning in January 2014.

Any costs incurred that are directly applicable to the segments are allocated to the appropriate segment. In addition, certain costs incurred at a corporate level that are identifiable and that benefit our segments are allocated to them. These allocated costs include costs of shared research and development facilities, shared IT infrastructure, and shared central brand and public relations activities. Certain other corporate costs not directly applicable to the segments are identified as “unallocated” costs and represent general corporate costs that are applicable to the consolidated group, including but not limited to; legal, tax, and corporate reporting and are therefore not allocated to the two reportable segments. All “unallocated” costs reported are not included in the CODM’s evaluation of the segment operating income performance of the two reportable segments.

The Company evaluates the performance of its segments based primarily on their revenue and operating income. In addition to the “unallocated” noted above, the Company excludes certain charges such as share-based compensation, acquisition amortization, and one time charges that affect comparability from operating income for segment purposes as these items are not reflective of normal continuing operations of the segments.

The new operating structure provides the Company with visibility over the operations of the two businesses, to more effectively capitalize on market conditions and maximize revenue and profitability.

The Company has recast prior period amounts to conform to the way it internally managed and monitored segment performance during the current period.

The principal products and services offered by each segment are summarized below:

Consumer – The Company’s Consumer segment focuses on delivering simple privacy, protection and performance solutions for PCs, tablets and mobile devices for consumers. Consumer segment products include Anti-Virus and Internet Security, PC Optimization, and Family Safety and are available across multiple devices including PCs, Android and Mac. In addition, the Company has a growing portfolio of Mobile applications including those aimed at optimizing performance, memory and allowing easy control over privacy settings.

SMB – The Company’s SMB segment focuses on delivering simple privacy, protection and performance solutions across multiple devices for small and medium sized business customers. Products include AVG CloudCare (a cloud-services remote management platform incorporating services such as Anti-Virus, Content Filtering and Online Backup) and AVG Managed Workplace (a remote monitoring and IT management platform), allowing the Company’s partners to view and access their customers’ entire network environment.

Earnings per share

In accordance with ASC 260 “Earnings Per Share”, basic earnings per ordinary share is computed based on the weighted-average number of ordinary shares outstanding during each period. When necessary, the Company applies the two-class method when computing its earnings per share. Diluted earnings per ordinary share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive.

Share issuance costs

Direct costs incurred in obtaining capital by issuing shares, as well as costs incurred through contractual obligations for other offerings are deducted from the related proceeds and the net amount recorded as additional paid-in capital in the period when such shares are issued.

Treasury shares

Treasury shares refer to the Company’s own outstanding shares that were reacquired by the Company. Treasury shares that were repurchased for purposes other than retirement, or whose ultimate disposition has not yet been decided, are recognized at cost and deducted from Shareholders’ (deficit) equity. When the treasury shares are reissued, gains are credited to additional paid-in capital. Losses are charged to additional paid-in capital to the extent of previous gains recognized, and are otherwise charged to retained earnings. Any ordinary shares that the Company holds in its own capital may not be voted and no dividends are allocated to the treasury shares.

Adopted accounting pronouncements

Liabilities

In February 2013, the Financial Accounting Standards Board (FASB) issued ASU No. 2013-04, Liabilities – Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The main objective in developing this update is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The new guidance is effective for fiscal years beginning after December 15, 2013. The Company adopted this ASU and did not identify a material impact on the consolidated financial statements as the Company does not have such contracts as of the reporting date.

Foreign Currency Matters

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters. The main objective in developing this update is to provide guidance and conformity with respect to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The new guidance is effective for fiscal years beginning after December 15, 2013. The Company adopted this ASU and did not identify a material impact on the consolidated financial statements.

Income Taxes

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes. The main objective in developing this update is to provide guidance with respect to the presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss or a tax credit carry forward exists. The new guidance is effective for fiscal years beginning after December 15, 2013. The Company adopted this ASU and did not identify a material impact on the consolidated financial statements.

Definition of a Public Business Entity

In December 2013, the FASB issued ASU No. 2013-12, Definition of a Public Business Entity. The main objective in developing this update is to provide a single definition of public business entity for future use in U.S. GAAP. The amendment specifies that:

•	An entity that is required by the SEC to file or furnish financial statements with the SEC, or does file or furnish financial statements with the SEC, is considered a public business entity.

•	A business entity that has securities that are not subject to contractual restrictions on transfer and that is by law, contract, or regulation required to prepare U.S. GAAP financial statements and make them publicly available on a periodic basis is considered a public business entity.

•	A consolidated subsidiary of a public company is not considered a public business entity for purposes of its standalone financial statements.

The Company is listed on a U.S. stock exchange market and is therefore required by the SEC to file its financial statements with the SEC and publish its financial statements on a periodic basis. Therefore, the Company meets the criteria for a public business entity. This conclusion does not change the conclusion made before this ASU was issued. This update has no impact to the Company’s financial statements.

Accounting guidance issued but not adopted as of December 31, 2014

Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contract with customers. The main objective in developing this update is to provide guidance and conformity with respect to the fact that previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting Standards (IFRS), and both sets of requirements were in need of improvement. Previous revenue recognition guidance in U.S. GAAP comprised broad revenue recognition concepts together with numerous revenue requirements for particular industries or transactions, which sometimes resulted in different accounting for economically similar transactions. Accordingly, the FASB and the International Accounting Standards Board (IASB) initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance is effective for fiscal years beginning after December 15, 2016 with early adoption not permitted. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. We have not yet selected a transition method. The Company is currently evaluating the appropriate transition method and the impact of adoption on the consolidated financial statements and related disclosures.

Stock compensation

In June 2014, the FASB issued ASU No. 2014-12, Compensation – stock compensation. The main objective in developing this update is to provide guidance and conformity with respect to accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The new guidance is effective for fiscal years beginning after December 15, 2015. As the Company does not have performance target share-based compensation, the application of this amendment will not have an impact on the consolidated financial statements.

Going concern

In August 2014, the FASB issued ASU No. 2014-15: Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Note 3. Acquisitions

2014 Acquisitions

Purchase of the business of Location Labs

On October 15, 2014, AVG Technologies USA Inc. (AVG USA) partially acquired WaveMarket, Inc., doing business as Location Labs, via a merger with a wholly owned subsidiary of AVG USA, resulting in the Company indirectly holding 99.899% of the ownership interest of the surviving entity, Location Labs Inc. The holders of Class B shares of WaveMarket, Inc. owned the remaining 0.101% interest in the surviving entity post-merger. The results of operations from the acquired business were included in the Company’s consolidated statements of comprehensive income from the date of acquisition. For the year ended December 31, 2014, the Company incurred acquisition-related transaction costs of $4,158, which were recorded in general and administrative expenses.

The total purchase price was $177,715 and the components of consideration included:

Cash consideration paid at closing of the merger	$116,221
Deferred purchase consideration(1)	14,650
Repayment of Location Labs external borrowings (current and non-current)	8,120
Location Labs transaction costs paid by AVG(2)	4,868
Contingent purchase consideration(3)	33,856

Total purchase consideration	$177,715

(1)	Per the terms of the agreement, $17,500 was transferred into an escrow account to be disbursed over 15 months subsequent to the closing date and serves as security for the indemnification obligations of the selling shareholders and cash settlement of awards cancelled in connection with the merger. At acquisition, the amount in escrow included $2,850 of unrecognized compensation expense for future services. Accordingly, consideration of $14,650 has recorded as deferred purchase consideration. As of December 31, 2014, $268 was recorded as accrued compensation expense and $2,582 remained recognized.
(2)	Per the terms of the merger agreement, the acquisition-related expenses incurred by Location Labs were paid by the Company.
(3)	Contingent consideration of up to $36,000 is expected to be paid to the selling shareholders in two instalments within 24 months subsequent to the closing date, subject to Location Labs achieving certain financial metrics. The fair value is based on the interest rate in effect upon closing of the merger, or 5.75%.

The fair value of acquired intangibles is determined at the acquisition date primarily using the income approach, which discounts expected future cash flows to present values. The discount rates used in the present value calculations are typically derived from a weighted-average cost of capital analysis and then adjusted to reflect the overall level of inherent risk. The fair values are as follows (in thousands):

Cash and cash equivalents	$10,384
Property and equipment	3,070
Identifiable intangible assets(4)	74,718
Other tangible assets acquired	8,425
Long-term liabilities, excluding Class B share redemption	(950)
Deferred taxes (net)	(22,894)
Other liabilities assumed	(3,181)

Total assets acquired and liabilities assumed	69,572
Class B share redemption(5)	(39,498)
Goodwill(6)	147,641

Total purchase consideration	$177,715

(4)	The estimated useful lives of the identifiable assets and fair values are follows:

	Estimated useful live	Fair value
	(in years)
Patents	14	$268
Trademarks	10	1,666
Customer relationships	7	64,629
Technology	3	7,256
Non-compete agreement	2	899

		$74,718

(5)	In July 2014, Location Labs authorized and issued 10,000 shares of Class B common stock to certain employees of Location Labs, of which 6,000 shares were designated as Class B-1 and 4,000 shares were designated as Class B-2. Class B-1 and B-2 shares have certain put and call redemption rights upon a change of control event, including the Company’s acquisition of Location Labs in October 2014. Class B-1 shares are puttable to the Company by the shareholders for a three month period commencing on the first anniversary of the change in control for a maximum nominal value of $25,200. If the put option remains unexercised, three months after the put right expires the B-1 shares can be called by the Company for a three month period at the same redemption value as the put right. Class B-2 shares are puttable to the Company by the shareholders for a six month period commencing on January 1, 2016 for a maximum nominal value of $16,800. If the put option remains unexercised, three months after the put right expires the B-2 shares can be called by the Company for a three month period at the same redemption value as the put right. The redemption value is based upon the assumed achievement of certain financial metrics of Location Labs in 2014 and 2015. All other rights between the Class B-1 and B-2 shares are consistent. As described in Note 21, this redeemable noncontrolling interest is classified outside of permanent equity.
(6)	Goodwill is calculated as the difference between the estimated fair value of the consideration transferred and the estimated fair values of the assets acquired, liabilities assumed and non-controlling interest in the acquiree. The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Location Labs software with the Company’s existing solutions and is allocated to the Company’s Consumer segment. Goodwill is not amortized and is not deductible for tax purposes.

Pro forma effect of Location Labs acquisition

The following unaudited pro forma financial information presents the Company’s combined results with Location Labs as if the acquisition had occurred at the beginning of 2013. No effect has been given to cost reductions or synergies in this presentation. In management’s opinion, the unaudited pro forma combined net revenue and net income are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2013, nor are they necessarily indicative of the future results of the combined companies.

	Year ended December 31,
	2013	2014
Pro forma net revenue	$434,470	$401,376

Pro forma net income	$50,935	$6,347

The amounts of net revenue and net income of Location Labs included in the Company’s consolidated statement of comprehensive income from the acquisition date to December 31, 2014 were $9,404 and $577, respectively.

Employee share-based compensation costs recognized by Location Labs of $39,565 are included in the supplemental pro forma net income for the year ended December 31, 2014, which related to equity awards granted in anticipation of an acquisition and are non-recurring. There are no other material, non-recurring pro forma adjustments included in pro forma revenue and net income.

	Year ended December 31,
	2013	2014
Historical net income of Location Labs prior to merger	$3,610	$(46,019)
Eliminate historical amortization of capitalized software	2,712	3,614
Amortization on intangible assets acquired(1)	(12,287)	(9,727)
Acquisition related costs(2)	(9,026)	9,026

Net adjustment to operating income	(18,601)	2,913

Eliminate historical Location Labs interest expense (3)	1,010	752
Interest expense on the new credit facility(4)	(8,253)	(6,534)
Amortization of deferred debt issuance costs related to the new credit facility(5)	(589)	(466)

Net adjustment to Other income and expense, net	(7,832)	(6,248)

Net adjustment to income tax (provision) benefit	10,044	1,267

Net adjustment to Net income	$(12,779)	$(48,087)

(1)	For the purpose of the pro forma income statements, amortization has been calculated straight-line over the estimated useful lives of the intangible assets recognized on acquisition.
(2)	The supplemental pro forma net income for the year ended December 31, 2014 was adjusted to exclude costs of the merger incurred by the acquirer and acquiree of $9,026 and included in the supplemental pro forma net income for the year ended December 31, 2013.
(3)	In accordance with the acquisition agreement, the Company fully repaid the external borrowings of Location Labs. Had the acquisition been consummated at the beginning of 2013, the external borrowings would have been repaid at the beginning of the year and there would have been no interest expense.
(4)	The interest rates used for pro forma purposes are based on the rates to be in effect upon the closing of the merger. The interest rate on the terms loans under the new credit facility is 5.75% (based on an adjusted LIBOR rate plus a margin of 4.75% with a LIBOR floor of 1.00%).
(5)	Reflects amortization expense with respect to an assumed aggregate debt issuance costs of $3,528 under the new credit facility. This expense has been calculated using the effective interest rate method.

Purchase of the business of Norman Safeground AS

In a transaction to expand its security products portfolio, especially in the SMB market, on October 31, 2014, the Company acquired 100% of the outstanding shares of Norman Safeground AS (Norman). The results of operations from the acquired business were included in the Company’s consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for Norman was not material to the Company’s financial results and was therefore not included. The Company incurred acquisition-related transaction costs of $436 which were recorded in general and administrative expenses.

The total purchase price of $16,909 consisted of cash consideration. The fair value of acquired intangibles is determined at the acquisition date, primarily using the income approach, which discounts expected future cash flows to present values. The discount rates used in the present value calculations are typically derived from a weighted-average cost of capital analysis and then adjusted to reflect the overall level of inherit risk. The fair values are as follows (in thousands):

Net assets, excluding intangible assets(1)	$(2,253)
Intangible assets(2)	7,262
Deferred tax liabilities, net	(1,025)
Goodwill(3)	12,925

Total purchase consideration	$16,909

(1)	Net assets included property and equipment of $142, and net deficit of $6,104. The cash acquired in the transaction totaled $3,709.
(2)	Intangible assets included software of $25, trademarks of $572, customer relationships $5,802, and technology $863, which are amortized over their estimated useful lives of 3 to 7 years.
(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Norman technology with the Company’s existing solutions and is allocated to the Company’s SMB segment. Goodwill is not amortized and is not deductible for tax purposes.

Purchase of the business of Winco Capital Participações LTDA

In a transaction to consolidate its current presence in the Brazilian Consumer and SMB market, on October 15, 2014, the Company acquired 100% of the shares of Winco Capital Participações LTDA., and entered into an asset purchase agreement with certain parties to purchase certain assets of Winco Tecnologia e Sistemas LTDA and Winco Sistemas LTDA. Subsequently, the Company renamed Winco Capital Participações LTDA. to “AVG Distribuidora de Tecnologias do Brasil Ltda.” (AVG Brasil).

The results of operations from the acquired business were included in the Company’s consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for AVG Brasil was not material to the Company’s financial results and therefore has not been disclosed. For the year ended December 31, 2014, the Company incurred acquisition-related transaction costs of $246, which were recorded in general and administrative expenses.

The net assets acquired in the transaction were determined as follows:

Net assets, excluding intangible assets(1)	$(47)
Intangible assets(2)	1,041
Goodwill(3)	2,211

Total purchase consideration	$3,205

(1)	Net assets included property and equipment of $33, and net deficit of $84. The cash acquired in the transaction totaled $4.
(2)	Intangible assets included a customer database of $70, a non-compete agreement of $524, and customer relationships of $447 which are being amortized over their estimated useful lives of 2 years respectively.

(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Winco technology with the Company’s existing solutions and is allocated to the Company’s Consumer segment. Goodwill is not amortized and is not deductible for tax purposes.

Components of consideration:
Cash consideration paid	$1,332
Deferred purchase consideration(4)	1,873

$3,205

(4)	The purchase consideration was deferred for a period of 24 months after the acquisition date and serves as a security for the indemnification obligations of the selling shareholders.

2013 Acquisitions

Purchase of the business of Angle Labs

On January 28, 2013, AVG Netherlands B.V. and OpenInstall, Inc. acquired the assets and liabilities of Angle Labs, a mobile application developer based in the United States. The results of operations from the acquired Angle Labs business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for Angle Labs is not material to the Company’s financial results and therefore is not included. The Company incurred acquisition-related transaction costs of $55 and nil for the years ended December 31, 2013 and 2014, respectively, which were recorded in general and administrative expenses.

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

At the time of acquisition the Company also entered into employment agreement with an employee of Angle Labs. The employment agreement included an incentive compensation arrangement for this employee for up to a maximum of $350 of payments contingent upon this employee providing continued service to the Company for twelve months after the acquisition date. Such payments are accounted for as compensation expense in the periods earned. During the year ended December 31, 2013, the Company recorded a compensation expense of $350, which was included in research and development expenses.

Purchase of the business of PrivacyChoice LLC

On May 14, 2013, AVG Netherlands B.V. acquired certain assets and liabilities from PrivacyChoice LLC (“PrivacyChoice”), a technology company based in the United States that has developed and provides privacy-related online services used by consumers and businesses. The results of operations from the acquired business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for PrivacyChoice was not material to the Company’s financial results and was therefore not included. The Company incurred acquisition-related transaction costs of $66 and nil for the years ended December 31, 2013 and 2014, respectively, which were recorded in general and administrative expenses.

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

At the time of acquisition the Company also entered into employment agreements with certain employees of PrivacyChoice. The employee agreements included an incentive compensation arrangement for these employees for up to a maximum of $2,560 of payments contingent upon these employees providing continued service to the Company and achieving certain technical milestones within twelve months after the acquisition date. Such payments are accounted for as compensation expense in the periods earned. During the years ended December 31, 2013 and 2014, respectively, the Company recorded compensation expenses of $1,600 and $960, respectively, which were included in research and development expenses.

Purchase of the business of LPI Level Platforms Inc.

On June 28, 2013, AVG Netherlands B.V. and AVG Technologies Canada Inc. acquired certain assets and liabilities from LPI Level Platforms Inc. (“LPI”), a remote monitoring and management software company based in Canada. The results of operations of the acquired LPI business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for LPI is not material to the Company’s financial results and therefore is not included. The Company incurred acquisition-related transaction costs of $302 and nil, for the years ended December 31, 2013 and 2014 respectively, which were recorded in general and administrative expenses.

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

Purchase of the business of ASR Technologies AB

On September 2, 2013, AVG Netherlands B.V. acquired certain assets from Swedish company ASR Technologies AB, Alma Orucevic-Alagic and Amir Alagic (collectively “ASR”). The results of operations of the acquired ASR business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for ASR is not material to the Company’s financial results and therefore is not included. The Company incurred acquisition-related transaction costs of $45 and nil, for the years ended December 31, 2013 and 2014, respectively, which were recorded in general and administrative expenses.

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

At the time of acquisition the Company also engaged ASR to complete certain technical milestones. The acquisition agreement included an incentive compensation arrangement for ASR for up to a maximum of $459 of payments contingent upon achieving these technical milestones within nine months after the acquisition date. Such payments are accounted for as compensation expense in the periods earned. During the years ended December 31, 2013 and 2014, respectively, the Company recorded incentive compensation expenses of $204 and $255, respectively, which were included in research and development expenses.

2012 Acquisitions

Purchase of OpenInstall, Inc.

On January 13, 2012, AVG Technologies USA, Inc. acquired 100% of the outstanding shares of OpenInstall, Inc. (“OpenInstall”), a technology company based in the United States that provides a cloud-based software installation platform that allows for more efficient distribution of software products, provides related analytics and is complementary to the Company’s secure search, performance optimization and other software offerings. The results of operations from the acquired business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for OpenInstall was not material to the Company’s financial results and was therefore not included. In 2012, the Company recorded acquisition-related transaction costs of $468, which were included in general and administrative expenses.

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

Purchase of Avalanche

On October 1, 2012, AVG Technologies AU Pty Ltd and AVG Ecommerce CY Ltd entered into an asset purchase agreement to acquire certain assets and liabilities and the on-going distribution activities of the Company’s products in the Australian and Pacific region from AVG (AU/NZ) PTY LTD, Avalanche Technology Group Pty Ltd and Coreen Investments Pty Ltd (collectively “Avalanche”). The results of operations from the acquired Avalanche business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for Avalanche was not material to the Company’s financial results and was therefore not included. The Company incurred acquisition-related transaction costs of $313, which were recorded in general and administrative expenses.

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

Note 4. Cash and cash equivalents and restricted cash

As of December 31, 2013 and 2014, cash amounting to $30,482 and $128,172, respectively has been pledged as collateral to the long term debt (Note 12).

Restricted cash balances for the years ended December 31, 2013 and 2014 comprised the following:

	Year Ended December 31,
	2013	2014
Restricted cash related to
Acquisition agreements	$4,282	$17,850
Merchant facility	926	—
Office lease agreements	417	287
Other	83	18

Total restricted cash	$5,708	$18,155

Current restricted cash	$4,654	$1,995
Non-current restricted cash	1,054	16,160

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

As of December 31, 2013 and 2014, the accounts receivable pledged as collateral to the long term debt totaled nil and $32,527, respectively (Note 12).

Trade accounts receivable comprised the following:
	Year Ended December 31,
	2013	2014
Trade accounts receivable, gross	$29,033	$37,730
Allowance for doubtful receivables	(1,692)	(1,092)
Reserve for license cancellations and refunds	(1,182)	(1,231)

Trade accounts receivable, net	$26,160	$35,408

The allowance for doubtful accounts comprised the following activity:

	Year Ended December 31,
	2012	2013	2014
Balance at beginning of period	$1,734	$1,812	$1,692
Charged to operating expenses	216	356	(72)
Amount written-off or used	(138)	(476)	(528)

Balance at end of period	$1,812	$1,692	$1,092

The reserve for license cancellations or refunds comprised the following activity:
	Year Ended December 31,
	2012	2013	2014
Balance at beginning of period	$1,228	$2,067	$1,182
Charged against revenue(1)	8,772	9,074	10,943
Amount written-off or used(1)	(7,933)	(9,959)	(10,894)

Balance at end of period	$2,067	$1,182	$1,231

(1)	The Company corrected its presentation of the reserve for license cancellations and refunds to show the gross amounts charged to revenue and utilized.

Note 6. Property and equipment

The following table summarizes property and equipment by categories for the periods presented:

	Year Ended December 31,
	2013	2014
Computer equipment	$28,646	$34,935
Office furniture and equipment	4,458	3,947
Vehicles	2,631	1,534
Leasehold improvements	4,994	5,244

Total property and equipment	40,729	45,660
Less: accumulated depreciation	(25,435)	(27,660)

Total property and equipment, net	$15,294	$18,000

Assets held under capital leases at gross value amount included in the above table for financial years 2012, 2013 and 2014, are nil, nil and $922, respectively. Accumulated depreciation for those assets held under capital leases in the above table for financial years 2012, 2013 and 2014, are nil, nil and $70, respectively. Capital lease obligations for the assets held under capital lease amount to nil and $493, respectively as of December 31, 2013 and 2014, respectively.

Depreciation expense, including impairments, was $7,619, $8,083 and $8,984 in financial years 2012, 2013 and 2014, respectively.

During the financial years ended December 31, 2013 and 2014, the Company received government grants, related to certain capital expenditures. The grants, equivalent to $1,578 and $1,565, respectively, were recorded as a deduction on property and equipment. The grants are subject to specific conditions, which the Company believes it will fulfill.

As of December 31, 2013 and 2014, property and equipment with a carrying value of $7,828 and $14,786 respectively, have been pledged as collateral to the long term debt (Note 12).

Note 7. Intangible assets

The following tables summarize intangible assets by categories for the periods presented:

	December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$26,204	$(9,971)	$16,233
Developed technology	42,878	(19,443)	23,435
Software	23,687	(11,748)	11,939
Brand and domain names and other intangibles	11,046	(3,379)	7,667
Indefinite-lived trade names and other intangibles	303	—	303

Total	$104,118	$(44,541)	$59,577

	December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$95,771	$(16,660)	$79,111
Developed technology	52,275	(29,536)	22,739
Software	25,832	(15,648)	10,184
Brand and domain names and other intangibles	14,752	(5,254)	9,498
Indefinite-lived trade names and other intangibles	303	—	303

Total	$188,933	$(67,098)	$121,835

The major additions are primarily through business combination in the year ended December 31, 2014 (Note 3).

Amortization expense was $11,250, $16,814 and $24,511 in the year ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2013 and 2014, intangible assets with a carrying value of $23,195 and $32,653 respectively, have been pledged as collateral to the long term debt (Note 12).

Total future amortization expense for intangible assets that have definite lives, based upon the Company’s existing intangible assets and their current estimated useful lives as of December 31, 2014, is estimated as follows:

2015	$32,821
2016	26,753
2017	20,818
2018	13,247
2019	10,404
Thereafter	17,489

Total	$121,532

During the financial year 2012, the Company recorded an impairment loss on software of $71 as a result of a restructuring.

Note 8. Goodwill

The changes in the carrying amount of goodwill were as follows:

	Consumer	SMB	Total
Net balance as of January 1, 2013			$81,276
Acquired through acquisitions(1)			3,873
Effects of foreign currency rate changes			(306)

Net balance as of December 31, 2013			$84,843

Segment reallocation(2)	$67,874	$16,969	$84,843
Acquired through acquisitions(1)	149,852	12,925	162,777
Effects of foreign currency rate changes	(823)	(1,429)	(2,251)

Net balance as of December 31, 2014	$216,903	$28,465	$245,369

(1)	See Note 3 for acquisitions completed in financial years 2013 and 2014.
(2)	In January 2014, changes in the way the CODM manages and evaluates our operations resulted in a change in operating segments from one segment to two segments. Upon the change in segments, goodwill was allocated to the operating segments based on their relative fair value.

There were no accumulated goodwill impairment losses as of December 31, 2013 and 2014.

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

The Company had no investment in equity affiliates at December 31, 2013 and 2014, respectively.

Note 10. Investments

Scene, LLC

On November 25, 2011, the Company consummated a unit purchase agreement with Scene, LLC (“Scene”), a U.S.-based provider of broadband speed testing and web-based network diagnostic applications, pursuant to which the Company acquired a 15% interest in Scene for a cash consideration of $9,750 paid at closing. In addition, on November 25, 2011, the Company entered into a put and call agreement with Scene. The Company decided not to exercise the put option. During a three-month period beginning on March 1, 2013, Scene had the option to purchase the Company’s interest (call option) at a fixed price of $9,750 plus the amount of tax distributions owed to the Company. Additional amounts may be owed to the Company if Scene undertook a change in control transaction during the one year period following the delivery of the call notice. Scene exercised its call option and on May 31, 2013, Scene repurchased the Company’s interest at $9,750 and the Company derecognized the investment in Scene in the same amount.

The Company accounted for its investment in Scene as a debt security as the risks and rewards associated with the investment were retained by Scene because of impact of the put and call options. During the financial years 2012, 2013 and 2014, the Company received distributions of $339, $225 and nil, respectively, which were recorded as dividend income in other income (expense).

Wireless Interaction & NFC Accelerator 2013 B.V.

In 2013, the Company acquired a 10% share in Wireless Interactions & NFC Accelerator 2013 B.V. for cash consideration of $160. The Company accounts for this investment under the cost-method.

Note 11. Related party transactions

Zbang

In 2013, the Company had related party transactions with Zbang, which constituted the purchase of Zbang’s technology and the termination of the financing arrangement described in Note 9.

Note 12. Debt

Credit Agreement dated October 15, 2014

On October 15, 2014, we entered into senior secured credit facilities in the amount of up to $ 250 million with Morgan Stanley Senior Funding, Inc. and HSBC Securities (USA) Inc. as joint lead arrangers and joint lead book runners, HSBC Bank USA, N.A. as Administrative Agent and HSBC Bank Plc as issuing bank (the “Credit Facility”). The facilities consist of a term loan (the “Term Loan”) of up to $200 million and a revolving credit facility (“RCF”) of up to $50 million whose terms are 6 years and 5 years, respectively. In December 2014 the Term Loan was increased to $230 million.

The facilities have been exclusively used for the acquisition of Location Labs, but may also be used for other general corporate purposes, including the Location Labs Class B redemption payments, future deferred merger considerations, contingent payments for completed acquisitions and certain potential future acquisitions.

The Term Loan bears interest at an adjusted LIBOR rate plus 4.75% or a Base Rate plus 3.75% and in case of adjusted LIBOR a floor of 1.0% applies. The effective interest rate is 6.80% for the Term Loan. Interest on the Term Loan is payable in arrears. The Company determined that the floor of 1.0% is an embedded derivative, which is not required to be separately accounted for as a derivative under ASC 815, Derivatives and Hedging.

The Term Loan amortizes in equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount thereof with any remaining balance payable on the final maturity date of the Term Loan. We are required to make mandatory prepayments of the Term Loan with (i) net cash proceeds from certain asset sales (subject to reinvestment rights), (ii) insurance/condemnation proceeds, (iii) net cash proceeds from certain issuances of debt and (iv) 50% of excess cash flow (after deduction of voluntary prepayments).

The RCF bears interest at an adjusted LIBOR rate plus 2.50% or a Base Rate plus 1.50%. This margin is dependent on the total net leverage ratio. Interest on the loan is payable in arrears. We must pay (i) a commitment fee of 0.50% per annum on the actual daily amount by which the revolving credit commitment exceeds then-outstanding loans and letters of credit under the RCF and (ii) a fronting fee of 0.125% per annum, calculated on the daily amount available to be drawn under each letter of credit issued under the RCF. As of December 31, 2014, the RCF was left undrawn.

The Credit Facility requires that we do not exceed a maximum total net leverage ratio as set forth in the table below. The total net leverage ratio is defined as the total of the outstanding consolidated debt minus up to $75.0 million of unrestricted cash and cash equivalents, divided by consolidated adjusted earnings before interest taxes depreciation and amortization (“EBITDA”). Consolidated adjusted EBITDA is defined as consolidated net income before (among other things) interest expense, income tax expense, depreciation and amortization, impairment charges, restructuring costs, stock-based compensation expense, non-cash losses and acquisition-related costs.

Outstanding debt as of December 31, 2014 for purposes of the total net leverage ratio is approximately $234.8 million. The covenant calculation as of December 31, 2014 on a trailing 12-month basis is as follows:

Covenant Description	Covenant Requirement as of December 31, 2014	Ratio at December 31, 2014	Favorable / (Unfavorable)
Net Debt to Consolidated EBITDA	Not greater than 3.50 : 1.00	1.18	2.32

The total consolidated leverage ratio is measured at the end of each quarter. Additionally, the Credit Facility contains affirmative covenants, including covenants regarding the payment of taxes, maintenance of insurance, reporting requirements and compliance with applicable laws. The Credit Facility also contains negative covenants, among other things, limiting the Company’s ability to incur debt, make acquisitions, make certain restricted payments and sell assets. The events of default under the Credit Facility include, among other things, payment defaults, cross defaults with certain other indebtedness, breaches of covenants, judgment defaults, bankruptcy events and the occurrence of a change in control (as defined in the Credit Facility). As of December 31, 2014, the Company was in compliance with all required covenants.

The financing fees were amortized as an adjustment of interest expense over the remaining term of the Credit Facility using the interest method.

The amount of long-term debt under the Credit Facility shown in the accompanying consolidated balance sheet is analyzed as follows:

December 31, 2014
Principal outstanding	$230,000
Amortized original issue discount	(5,075)

Total Debt	$224,925

Current portion	$2,300
Non-current portion	222,625
Unamortized original issue discount	$5,200
Unamortized deferred financing costs	4,825

Under the Credit Facility, the Company may also elect to request the establishment of one or more new term loan commitments (incremental term loan) provided certain conditions and financial covenants are met. Such new commitments are available at the discretion of the lenders.

The Credit Facility is collateralized by certain tangible, intangible, and current assets of the Company with covenants obliging the Company to also pledge new assets over a certain threshold. The collateral granted by the borrower and certain of its subsidiaries includes, without limitation, present and future pledges, mortgages, first priority floating and fixed charges and security interests with respect to, but not limited to, equity rights, shares and related rights (ownership interests), fixed assets, intellectual property rights (trademarks, copyrights and patents), intercompany and trade receivables, bank accounts, insurance claims and commercial claims. Certain assets presented on the consolidated balance sheets have been pledged as collateral as of December 31, 2014, including property and equipment with a carrying value of $14,786 (Note 6), intangible assets with a carrying value of $32,653 (Note 7), trade accounts receivable of $32,527 (Note 5), inventories with a carrying value of $1,022, as well as cash and cash equivalents amounting to $128,172 (Note 4).

As of December 31, 2014, the mandatory principal payments under the credit facility are as follows:

2015	$2,300
2016	2,300
2017	2,300
2018	2,300
2019	2,300
2020	218,500

Total	$230,000

Credit agreement dated April 25, 2013

On April 25, 2013, the Company entered into a credit agreement with HSBC Bank plc, as mandated lead arranger and agent (the “credit agreement”). The credit agreement comprised a term loan facility of $25 million (“Facility A”) and a $50 million revolving credit facility (“Facility B”) together with an accordion that permitted an increase in Facility B up to $50 million.

Facility A was repaid in six equal monthly installments. Facility A bore interest at a LIBOR rate plus a margin of 2.5% and if applicable, a mandated lead arranger rate and was payable monthly in arrears.

Facility B had a final maturity date in three years and bore interest at a LIBOR rate plus a margin of 2.5% subject to specified consolidated financial ratios.

The credit agreement contained financial covenants measured at the end of each quarter, including a covenant to maintain a specified consolidated leverage ratio and interest coverage ratio. As of December 31, 2013, the Company was in compliance with all required covenants.

During 2014, the Company fully repaid Facility B.

On October 15, 2014 the credit agreement was terminated.

Credit facility dated March 15, 2011

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

Note 13. Derivative Instruments

The fair value of foreign currency contracts (Note 14) outstanding, as shown on the face of the balance sheets included in other current assets and Accrued expenses and other current liabilities, respectively, is presented below:

	December 31, 2013		December 31, 2014
	Notional U.S. dollar equivalent	Fair Value	Notional U.S. dollar equivalent	Fair Value
Assets –
Foreign currency contracts	$20,510	$154	$27,778	$697

Liabilities –
Foreign currency contracts	$1,448	$10	$4,287	$42

During 2012 and 2013 the Company recorded net losses on foreign currency contracts of $102, $39, respectively. The net result on foreign currency contracts during 2014 was a gain of $326. These gains and losses were recorded on the face of the consolidated income statements under Other, net under the caption Other income and expense.

Note 14. Fair Value Measurements

The Company measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value. Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

— Level 1:	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

— Level 2:	Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

— Level 3:	Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts(1)	$—	$154	$—	$154

Total assets measured at fair value	$—	$154	$—	$154

Liabilities:
Foreign currency contracts(1)	$—	$10	$—	$10
Contingent purchase consideration liabilities(2)	$—	$—	$1,984	$1,984

Total liabilities measured at fair value	$—	$10	$1,984	$1,994

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts(1)	$—	$697	$—	$697

Total assets measured at fair value	$—	$697	$—	$697

Liabilities:
Foreign currency contracts(1)	$—	$42	$—	$42
Contingent purchase consideration liabilities(2)	$—	$—	$34,320	$34,320

Total liabilities measured at fair value	$—	$42	$34,320	$34,362

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.
(2)	The fair values of the contingent purchase consideration liabilities are determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 financial liabilities:

	Year Ended December 31,
	2012	2013	2014
Fair value – beginning of period	$12,835	$3,395	$1,984
Additions due to acquisitions	2,943	—	33,856
Change in fair value of Level 3 liabilities(3)	(130)	1,237	730
Effects of foreign currency exchange	(467)	—	—
Payments of contingent consideration	(11,786)	(2,648)	(2,250)

Fair value – end of period	$3,395	$1,984	$34,320

(3)	The changes in fair value of the contingent purchase consideration liabilities were due to the passage of time and changes in the probability of achievement used to develop the estimate.

Assets and liabilities measured and recorded at fair value on a non-recurring basis

There were no assets and liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2013 and 2014, respectively.

Assets and liabilities acquired in business combinations

The inputs used to estimate the fair values of assets and liabilities acquired in business combinations (Note 3) are classified as a Level 3 fair value measurement due to the significance of unobservable inputs using Company specific information. The valuation methodology used to estimate the fair value of assets and liabilities acquired in business combinations is discussed in Note 2.

Assets and liabilities for which fair value is only disclosed

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.

The fair value of long-term debt as of December 31, 2014 was $230,000 as compared to its carrying amount of $224,925. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) the Company’s creditworthiness or that of the Company’s counterparties (adjusted for collateral related to the asset positions). Based on the Company’s calculations, the Company expects that the value will react in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt was fair valued at par and was classified as Level 3.

The carrying amount of long-term debt as of December 31, 2013 of $30,000 approximated its fair value. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) the Company’s creditworthiness or that of the Company’s counterparties (adjusted for collateral related to the asset positions). Based on the Company’s calculations, the Company expects that the value will react in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt was fair valued at par and was classified as Level 3.

Note 15. Consolidated Balance Sheet Detail

Other current assets

Other current assets consist of the following:

	Year Ended December 31,
	2013	2014
Income tax receivable	$728	$2,110
VAT receivable	1,755	1,666
Withholding tax receivable	347	137
Foreign currency contracts	154	697
Receivable related to legal claims	1,000	—
Advances for share repurchases	699	—
Other receivables	733	1,173
Government grants	—	143

Total other current assets	$5,416	$5,926

Other non-current assets

Other non-current assets consist of the following:

	Year Ended December 31,
	2013	2014
Prepayments	$557	$555
Unamortized deferred financing costs	612	6,222
Deposits (office lease)	284	203
Non-current receivables	—	504

Total other non-current assets	$1,453	$7,484

Accrued compensation and benefits

Accrued compensation and benefits consist of the following:

	Year Ended December 31,
	2013	2014
Salary and related benefits	$6,544	$5,146
Accrued vacation	2,777	3,908
Accrued incentive payments	7,699	7,280
Severance accrual	1,225	210

Total accrued compensation and benefits	$18,245	$16,544

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	Year Ended December 31,
	2013	2014
Accrued legal and professional fees	$6,935	$8,939
Accrued marketing	3,516	3,673
Accrued rent and service costs	918	575
Accrued sale commissions, rebates and discounts	3,704	2,252
Other accrued expenses	9,738	14,011
Cash settlement payable to the former owners of TuneUp	1,486	—
Deferred purchase consideration	3,288	2,559
Contingent purchase consideration	1,984	20,690
Other financial liabilities	—	42
Capital lease obligation	—	357

Total accrued expenses and other current liabilities	$31,569	$53,098

Other non-current liabilities

Other non-current liabilities consist of the following:

	Year Ended December 31,
	2013	2014
Deferred rent	$1,878	$1,891
Deferred purchase consideration	1,840	15,187
Contingent purchase consideration	—	13,630
Retirement benefit plan	—	932
Non-current capital lease obligation	—	136
Other	357	198

Total other non-current liabilities	$4,075	$31,974

Note 16. Advertising Costs

Advertising costs include electronic and print advertising, trade shows, collateral production and all forms of direct marketing. Advertising costs included in sales and marketing expense for financial years 2012, 2013 and 2014 were $35,822, $34,550 and $33,825 respectively.

Note 17. Other Income (Expense), Net

	Year Ended December 31,
	2012	2013	2014
Interest income	$132	$90	$103
Interest on long-term debt	(15,017)	(3,605)	(3,251)
Amortization of financing costs and loan discount	(5,928)	(4,127)	(494)
Bank charges and other finance costs	(222)	(222)	(252)

Interest and finance costs	(21,167)	(7,954)	(3,997)

Foreign currency exchange transaction gains (losses), net	(2,142)	296	(1,757)
Foreign currency contract gains (losses), net	(102)	(39)	326
Dividend income	339	225	—
Other	1	3	—

Other, net	$(1,904)	$485	$(1,431)

Total other income (expense), net	$(22,939)	$(7,379)	$(5,325)

Note 18. Restructuring

Restructuring charges consist of costs associated with the migration consumer business and the 2012/13 restructuring and the 2013/14 restructuring. These charges include employee severance pay and related costs, facility restructuring costs, contract termination and other non-cash charges associated with the exit of facilities, as well as reversals of restructuring charges arising from changes in estimates.

For years ended December 31, 2013, and 2014, restructuring charges were comprised of the following:

	Year Ended December 31,
	2014
	2012/13 restruc- turing	2013/14 restruc- turing	Australia restruc- turing	2014 restruc- turing	Total
Employee severance pay and related costs	$—	$402	$277	$1,420	$2,099
Non-cancelable lease, contract termination, and other charges	228	—	—	—	228
Other non-cash charges	—	1,181	—	—	1,181

Total restructuring charges	$228	$1,583	$277	$1,420	$3,508

	Year Ended December 31,
	2013
	2012/13 restruc- turing	2013/14 restruc- turing	Total
Employee severance pay and related costs	$1,007	$1,894	$2,901
Non-cancelable lease, contract termination, and other charges	652	—	652
Other non-cash charges	—	526	526

Total restructuring charges	$1,659	$2,420	$4,079

Restructuring related costs and change in estimates in year ended December 31, 2014 totaled $ 3,508. From these restructuring costs incurred $ 28 was included in cost of sales $ 1,113 in sales and marketing, $ 1,406 in research and development, and $ 961 in general and administrative.

Research and development includes $1,181 in non-cash charges, relating to accelerated amortization of software.

Restructuring related costs and change in estimates in year ended December 31, 2013 totaled $ 4,079. From these restructuring costs incurred $ 93 was included in cost of sale, $ 1,551 in sales and marketing, $ 574 in research and development, and $ 1,861 in general and administrative.

2014 Restructuring

During the financial year 2014, the Company initiated the rationalization of the Company’s global operations. As a result of these actions, positions were made redundant in several locations globally.

The following table summarizes the changes in the rationalization of operations related liabilities:

Closure and other contractual liabilities
Costs incurred and charged to expense	1,420
Costs paid	(823)
Effects of foreign currency exchange	(89)

Balance at December 31, 2014	$508

Cumulative costs incurred to date, including non-cash charges	$1,420

Migration Consumer business Australia

The Company determined that changes were necessary to ensure that our services are provided, and the Company’s activities are undertaken, in the most efficient and effective way to meet the needs of our customers and clients. Therefore, the Company took the decision to absorb the Australian Consumer business into other international locations where the Company operates. As a result of the decision, positions were made redundant in June 2014.

The following table summarizes the changes in this rationalization of operations related liabilities:

Severance and other benefits
Balance at January 1, 2014	$—
Costs incurred and charged to expense	277
Costs paid	(277)
Effects of foreign currency exchange	—

Balance at December 31, 2014	$—

Cumulative costs incurred to date	$277

2013/14 Restructuring

During the fourth quarter 2013, the Company took the decision to mitigate the impact and risks connected with the third party search distribution partnerships as well as the Google policy changes earlier in 2013. This decision included a controlled exit from the third party search distribution business as well as a realignment of our resources to mobile, cloud and partnerships throughout the industry. In addition, we initiated a further rationalization of our global operations, involving a transfer of business activities to other locations. As a result of these actions, positions were made redundant in several locations.

The following table summarizes the changes in the rationalization of operations related liabilities:

Severance and other benefits
Balance at January 1, 2014	$1,225
Costs incurred and charged to expense	439
Costs paid	(1,628)
Changes in estimates	(37)
Effects of foreign currency exchange	1

Balance at December 31, 2014	$—

Cumulative costs incurred to date, including non-cash charges	$4,003

2012/13 Restructuring

During the financial year 2012, the Company initiated the rationalization of the Company’s global operations, involving a wind down of its subsidiaries in Germany, China and Hong Kong, while their business activities will be absorbed by other AVG entities. The Company completed the rationalization of operations during the second quarter of financial year 2013. The Company reported a liability in relation to a non-cancelable lease agreement, amounting to $1,025 as of December 31, 2014.

The following table summarizes the changes in the rationalization of operations related liabilities:

Closure and other contractual liabilities
Balance at January 1, 2014	$1,146
Costs incurred and charged to expense	228
Costs paid	(226)
Effects of foreign currency exchange	(123)

Balance at December 31, 2014	$1,025

Cumulative costs incurred to date, including non-cash charges	$7,033

Note 19. Commitments and Contingencies

Lease commitments

The Company leases its facilities and certain equipment under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term. Rent expense was $6,561, $7,615 and $7,437 in financial years 2012, 2013, and 2014, respectively.

The following is a schedule by years of minimum future rentals on non-cancelable operating leases as of December 31, 2014:

	Lease	Sublease income	Net lease
2015	$9,938	$(497)	$9,442
2016	7,704	(473)	7,231
2017	5,392	(359)	5,033
2018	4,545	(201)	4,344
2019	5,641	(201)	5,440
Thereafter	2,899	(402)	2,498

Total minimum future lease payments	$36,119	$(2,132)	$33,988

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by years of purchase obligations as of December 31, 2014:

2015	$3,543
2016	4,784
2017	1,637
2018	158
2019	158
Thereafter	39

Total minimum future purchase obligations	$10,319

Other commitments

In connection with the Company’s business combinations, the Company has agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with the Company of certain employees of the acquired entities. The Company recorded such expense of $8,138, $6,316 and $3,029 during the year ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, the Company estimated that future compensation expense of up to $5,177 may be recognized as expense pursuant to these business combination agreements.

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

Certain employees of the Company have signed non-competition agreements pursuant to which the employee is obligated to abstain from any competitive activity within the scope of the Company’s business for up to 24 months following termination of the employment relationship. Dependent upon the possibility of waiver of such non-compete restrictions available to the Company, unless such waiver would only lift the non-compete restriction but not the obligation to pay, during such period the Company is obligated to pay the employee a certain percentage of her or his salary. In 2014, the Company paid $299 under these agreements, in 2013, the Company paid $805 under these agreements and payments made under these agreements in financial years 2012 amounted to $232.

Litigation contingencies

On May 22, 2012, the Company received notification of a class action litigation relating to the design, sale and marketing of its AVG PC TuneUp software. This notification was amended on September 5, 2012 adding the Australian based provider as defendant. On August 14, 2013 the parties agreed to a settlement in principle and as a consequence the Company estimated and recorded a liability of $2,600. In relation to this, the Company also estimated and recorded a receivable of $1,000 from the Australian based provider. On January 14, 2014, the Company transferred $1,500 to an escrow account and the Australian based provider contemporaneously transferred $1,000 on behalf of the claimant. The Court issued an order providing final approval of the settlement on behalf of the class on May 5, 2014. As of December 31, 2014, the Company recognized a remaining liability of $100 related to administrative costs of the settlement.

On January 11, 2013, Callwave Communications, LLC, filed lawsuits against ATT Mobility, T-Mobile and Sprint in the United States District Court for the District of Delaware alleging that their “locator” services, which were based on Location Labs’ line of software products, infringed certain patents. The contracts that Location Labs, which the Company acquired in 2014, had in place with these mobile carriers required that Location Labs indemnify them in connection with certain third party infringement claims. The case is in the pre-trial phase and is currently stayed. The Company cannot at this time estimate the reasonably possible loss or range of loss that may be incurred in this lawsuit; therefore, we cannot estimate the indemnity claims for such losses that may be sought from the Company.

In addition, the Company is involved in other legal proceedings, disputes and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, disputes and claims individually, or in the aggregate, is not expected to have a material adverse effect on the Company’s financial condition or results of operations.

Note 20. Segment, revenue per product and services, geographic and major customer information

Through the year ended December 31, 2013, the Company’s operated in one reportable segment. Beginning in the first quarter of 2014, the Company manages its business in the segments Consumer and SMB, which reflects how the Company’s operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting. As a result, prior period presentations have been updated to conform to the segments currently being used by the Company’s management team to evaluate the operational performance of the Company.

Segment information

The Company has two segments, Consumer and SMB, which reflects how the Company’s operations are managed, how operating performance within the Company is evaluated by the Management Board and other senior management and the structure of its internal financial reporting.

The following table presents summarized information by segment and a reconciliation from consolidated segment operating income to consolidated operating income:

	Year ended December 31,
	2012	2013	2014
Revenue
Consumer	$310,031	$357,855	$315,611
SMB	45,935	49,258	58,462

Total Revenue	355,966	407,113	374,073

Segment operating income
Consumer	$141,434	$165,107	$157,785
SMB	8,568	13,504	2,255

Total segment operating income	150,002	178,611	160,040

Reconciliation to consolidated operating income
Global operating costs	$(37,983)	$(38,738)	$(39,959)
Share-based compensation	(16,183)	(8,927)	(12,376)
Acquisition amortization	(8,215)	(12,272)	(18,683)
Other adjustments	(7,213)	(8,574)	(9,684)

Consolidated operating income	$80,408	$110,099	$79,338

Other income (expense):
Interest income	$132	$90	$103
Interest and finance cost	(21,167)	(7,954)	(3,997)
Other, net	(1,904)	485	(1,431)

Other income and expense, net	(22,939)	(7,379)	(5,325)

Income before income taxes and loss from investment in equity affiliate	$57,469	$102,720	$74,013

The global operating costs include general and administrative and other corporate expenses that are managed on a global basis and that are not directly attributable to any segment. The other adjustments include charges associated with litigation settlements, acquisition related charges and charges associated with the rationalization of the Company’s global operations.

The CODM is not provided with nor reviews assets and capital expenditures on a segment basis for purposes of allocating resources or assessing performance, and accordingly such information is not provided

Revenue per product and services information

The following table represents revenue attributed to our products and services:

	Year Ended December 31,
	2012	2013	2014
Licenses(1)	$196,858	$245,965	$260,228
SaaS	—	4,874	21,353
Search	158,803	154,814	88,964
Other	305	1,460	3,528

	$355,966	$407,113	$374,073

(1)	Licenses include product license charges and ongoing subscription and support.

Geographic information

Revenues are attributed to countries based on the location of the Company’s channel partners as well as end-users of the Company. The following table represents revenue attributed to countries based on the location of the end-users:

	Year Ended December 31,
	2012	2013	2014
Revenue:
United States	$179,893	$202,012	$189,421
United Kingdom	56,012	56,220	53,353
The Netherlands	7,623	10,178	8,561
Other countries(1)	112,438	138,703	122,738

	$355,966	$407,113	$374,073

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net, by country.

	December 31,
	2013	2014
Long-lived assets:
Netherlands	$263	$332
Czech Republic	10,520	9,431
United States	2,405	6,462
Other countries(1)	2,106	1,775

	$15,294	$18,000

(1)	No individual country represented more than 10% of the respective totals.

Major customers

Revenues in financial years 2012, 2013 and 2014 included revenues derived from major customers were as follows (in percentages of total revenue):

	December 31,
	2012	2013	2014
Yahoo!	0	9%	15%
Google	44%	28%	9%

Accounts receivable balances with major customers were as follows (in percentage of total accounts receivable):
		December 31,
		2013	2014
Yahoo!		18%	21%
Google		19%	5%

Note 21. Ordinary and Preferred Shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2013
	Shares Authorized	Shares Issued	Shares Outstanding	Par value
Ordinary shares	120,000,000	54,763,151	53,150,630	$727

Total	120,000,000	54,763,151	53,150,630	$727

	December 31, 2014
	Shares Authorized	Shares Issued	Shares Outstanding	Par value
Ordinary shares	120,000,000	54,763,151	51,641,505	$727

Total	120,000,000	54,763,151	51,641,505	$727

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

Dividends restrictions: The Credit Facility (Note 12) contains restrictions that entirely limit the Company’s ability to pay any dividends or other distributions, direct or indirect, on account of any shares to its shareholders, except for a dividend payable solely in shares.

Share repurchase program

The Company entered into a conditional share repurchase program under which it intends to repurchase shares to cover obligations to deliver shares under its employee stock options incentive and restricted share units plans (Note 15). Under the share repurchase program the Company may, between May 9, 2013 and November 9, 2014, repurchase from time to time in both open market and privately negotiated transactions up to 4,000,000 ordinary shares. The share repurchase program occurred in tranches. The share repurchase program was authorized by the Company’s shareholders on January 12, 2012 and approved by the supervisory board on May 7, 2013. On November 5, 2013, the Supervisory Board approved an increase of the maximum number of shares to be repurchased from 2,500,000 to 4,000,000 to cover the Company’s obligations to deliver shares under its employee stock options incentive and restricted share units plans.

Under the first tranche of the share repurchase program the Company had, up to November 5, 2013, repurchased in open market transactions 1,500,000 ordinary shares for a total consideration of $33,110 and a volume weighted average price per share of $22.07. Under the second tranche of the share repurchase program, the Company repurchased 1,132,059 ordinary shares between November 13, 2013 and May 10, 2014, for a total consideration of $19,722 and a volume weighted average price per share of $17.42. Under the third and final tranche of the share repurchase program, the Company repurchased 1,367,941 ordinary shares between June 3, 2014 and August 12, 2014, for a total consideration of $25,912 and a volume weighted average price per share of $18.94.

During the year ended December 31, 2014, the Company repurchased in open market transactions 1,896,786 ordinary shares for a total consideration of $35,334 and a weighted average price per share of $18.63.

The following table summarizes the Company’s share repurchases:

	2013	2014	Total
Total number of shares repurchased	2,103,214	1,896,786	4,000,000
Dollar amount of shares repurchased	$43,411	$35,334	$78,745
Average price paid per share	$20.64	$18.63	$19.69
Range of price paid per share	$15.89 – 26.16	$15.48 – 21.00	$15.48 – 26.16

Redeemable Noncontrolling Interests

The agreement with the Class B shareholders of Location Labs, as disclosed in Note 3, contains redemption features whereby interests held are redeemable at the option of the holder and is not solely within our control. The redemption is deemed probable but not currently redeemable and therefore the Company is charging accretion changes to adjust the redeemable noncontrolling interest each reporting period to its estimated redemption value after the attribution of net income or loss of the subsidiary. Any adjustment to the redemption value will impact retained earnings.

Changes to redeemable noncontrolling interest during 2014 were as follows:

Redeemable noncontrolling interest upon acquisition	$39,498
Net income attributable to noncontrolling interests	8
Redemption value adjustment charged against retained earnings	534

Balance as of December 31, 2014	$40,040

Initial public offering

The Company publicly filed its initial Form F-1 with the SEC on January 13, 2012 and on February 7, 2012 closed its initial public offering (IPO) of 8,000,000 ordinary shares at an offering price of $16.00 per share. AVG offered 4,000,000 ordinary shares and the selling shareholders offered 4,000,000 ordinary shares. The Company did not receive any proceeds from the sale of the ordinary shares by the selling shareholders other than the proceeds from options which were exercised by certain selling shareholders in connection with the IPO. The IPO resulted in net proceeds to the Company of $52,698, after deducting underwriting discounts, commissions and offering expenses paid by the Company, net of income tax benefit. The right that was granted to the underwriters to purchase up to 1,200,000 ordinary shares from certain of the selling shareholders within 30 days of the IPO to cover over-allotments was not exercised.

Costs of $11,302 directly associated with the IPO, net of the income tax benefit of $1,703, has been recorded as a reduction of the proceeds received in determining the amount to be recorded in additional paid-in capital. These costs were capitalized and recorded as prepaid share issuance cost prior to the closing of the IPO.

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

Note 22. Share-based Compensation

The following table sets forth the total share-based compensation expense under the 2009 Option Plan, as amended and restated, and the share-based compensation expense related to the shares of the Company that the former owners of TuneUp received subject to their non-competition and other vesting conditions (Note 3) recognized in the consolidated statements of comprehensive income.

	Year Ended December 31,
	2012	2013	2014
Cost of revenue	$—	$(40)	$(58)
Research and development	(1,652)	(1,013)	(2,495)
Sales and marketing	(2,036)	(1,172)	(1,556)
General and administrative	(12,495)	(6,702)	(8,267)

Total	$(16,183)	$(8,927)	$(12,376)

Compensation costs related to employee share option and (market-)restricted stock units granted are based on the fair value of the options on the date of grant, net of estimated forfeitures. Management estimates the forfeiture rate based on analysis of actual forfeitures and management will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated by management, the Company may be required to record adjustments to share-based compensation expense in future periods. Compensation costs on share based awards with graded vesting are recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

Option Plan

The Option Plan was designed in order to grant options on ordinary shares in the capital of AVG Technologies N.V. to certain employees of the Company. The purpose of the Option Plan is to provide employees with an opportunity to participate directly in the growth of the value of the Company by receiving options for shares.

Each option converts into one ordinary share of AVG Technologies N.V. on exercise.

The Option Plan was initially approved and adopted by a General Meeting of Shareholders on June 8, 2009 and was subsequently amended and restated effective on October 1, 2009, June 30, 2010, March 11, 2011, September 29, 2011, January 30, 2012, May 7, 2013, and December 4, 2014. Currently, the Option Plan also includes a restricted stock unit/share plan.

The total number of shares in respect of which options and restricted stock units pool may be granted under the Option Plan is limited at 12,209,948. Options that lapse or are forfeited and restricted stock units that are forfeited are available to be granted again. Options and restricted stock units granted to members of the Management Board of the Company and the Supervisory Board require prior approval of the General Meeting of Shareholders. On June 19, 2013, the General Meeting authorized the Supervisory Board to grant up to a maximum of 500,000 options or restricted stock units in the aggregate in a year to members of the Management Board.

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

Share option activity

The following table summarizes share option activity:

	Number of Share Options Outstanding	Weighted- Average Exercise	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value(1)
Outstanding – January 1, 2014	2,988,609	18.31	8.45	$22,152
Granted	1,034,870	19.01
Cancelled	—	—
Exercised	(201,142)	14.00
Expired	(145,426)	21.54
Forfeited	(435,400)	18.24
Repurchased	—	—

Outstanding – December 31, 2014	3,241,511	18.67	8.03	$7,097

Vested and expected to vest – December 31, 2014	3,089,811	18.62	7.98	$6,916
Exercisable – December 31, 2014	1,542,907	17.71	7.12	$4,836

(1)	Intrinsic value is calculated as the difference between the fair value of the Company’s ordinary shares as of the end of each reporting period and the exercise price of the option.

Additional information regarding the Company’s share options outstanding as of December 31, 2014 is summarized below:

	Options Outstanding
Strike Price	Number of Share Options Outstanding	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price Per Share
$0.01 – $5.00	—	—	$—
$5.00 – $12.00	113,161	4.44	7.78
$12.00 – $20.00	2,355,021	8.26	17.30
$20.00 – $25.72	773,329	7.86	24.41

Total	3,241,511	8.03	$18.67

Determining the fair value of share options

The fair value of each stock option award is estimated, based on several assumptions, on the date of grant using the Black-Scholes option valuation model. The principal assumptions utilized in valuing stock options include the expected stock price volatility (based on the historic average of the common stock of two peer companies and the Company’s historic stock price volatility over the expected term); the expected option life; the expected dividend yield; and the risk-free interest rate (an estimate based on the yield of United States Treasury zero coupon bond with a maturity equal to the expected life of the option).

Since the Company is publicly traded on the New York Stock Exchange the fair value of the ordinary shares underlying the share options is determined based on the market price. Prior to that, the fair value has been determined by an unrelated party’s contemporaneous external valuation of the Company’s market value.

A summary of the weighted-average assumptions is as follows:

	Year Ended December 31,
	2012	2013	2014
Risk free interest rate	0.65%	0.83%	1.23%
Weighted-average expected lives (years)	4.1	4.0	4.0
Volatility	39.86%	36.71%	39.56%
Weighted-average grant date fair value (per share)	5.29	5.91	6.61
Value Granted (total)	$10,622	$8,979	6,844
Number granted in year	2,007,851	1,519,080	1,034,870

As of December 31, 2014, total compensation cost related to unvested share options granted to employees not yet recognized was $5,007 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 1.71 years and will be adjusted for subsequent changes in estimated forfeitures. In financial years 2012, 2013 and 2014, the Company, at its discretion, repurchased options at fair value held by a limited number of terminated employees in an amount of $919, $702 and nil, respectively. These amounts were charged to equity as the amounts paid did not exceed the fair value of the equity instruments repurchased at the repurchase date.

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

The following table summarizes market restricted stock units activity:

	Number of market restricted stock units outstanding	Weighted- average ordinary fair value per share at grant date
Outstanding – January 1, 2014	100,000	$5.56
Granted	—	—
Paid	—	—
Forfeited	—	—

Outstanding – December 31, 2014	100,000	$5.56

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

As of December 31, 2014, total compensation cost related to unvested market restricted share units granted to employees not yet recognized was $414 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average requisition period of 2.5 years and will be adjusted for subsequent changes in fair value and forfeiture.

Restricted stock and restricted stock units activity

The following table summarizes restricted stock units activity:

	Number of restricted stock and restricted stock units outstanding	Weighted- average ordinary fair value per share at grant date
Outstanding – January 1, 2014	700,000	$20.38
Granted	300,000	19.21
Paid	(175,000)	20.38
Forfeited	—	—

Outstanding – December 31, 2014	825,000	$19.95

An aggregate of nil and 64,106 of the vested restricted stock units were withheld in payment of withholding tax obligations during 2013 and 2014, respectively. As of December 31, 2014, the unvested restricted stock is 75,000, which were included in the changes in current year’s treasury shares. As of December 31, 2014, total compensation cost related to unvested restricted stock and restricted stock units granted to employees not yet recognized was $8,083, net of forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 2.5 years and will be adjusted for subsequent changes in estimated forfeitures.

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

In financial year 2013 and 2014, the Company recognized compensation expense of $3,133 and nil, respectively, which were included in general and administrative expenses. As of December 31, 2013, the Company had a liability of $1,486 in relation to the cash-settlements as described above (Note 15), As of December 31, 2014, the Company had no outstanding liabilities related to the former owners of TuneUp.

Note 23. Post retirement benefit plans

The Company operates defined contribution pension and defined benefit plans in accordance with local regulations and practices. These plans cover a portion of the Company’s employees and provide benefits to employees in the event of death, disability, or retirement. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements and several of the plans are not required to be funded according to local government and tax requirements. For all employees not part of a defined contribution pension or defined benefit plan, the Company does not pay or reimburse pension premiums other than any applicable statutory national premiums for state pension.

The Company recognizes in its Consolidated Balance Sheets the funded status of its defined benefit pension plans as the difference between the fair value of the plan assets and the benefit obligation.

Defined contribution plans

The Company maintains a defined contribution 401(k) retirement savings plan for its U.S. employees and a retirement savings plan for its U.K. employees. Each participant in the 401(k) retirement savings plan may elect to contribute a percentage of his or her annual compensation up to a specified maximum amount allowed under U.S. Internal Revenue Service regulations. The Company matches employee contributions to a maximum of 4% of the participant annual compensation. The Company contributed and recorded in Operating expenses $384, $380 and $480 during 2012, 2013, and 2014, respectively.

Defined benefit plan

The Company maintains a defined benefit plan for its Swiss employees. The change in benefit obligation, change in fair value of plan assets, and funded status recognized in the Consolidated Balance Sheets were as follows:

		Defined pension benefits
		2013	2014
Benefit obligation at January 1,		$—	$—
Service cost		—	(26)
Interest cost		—	(6)
Contributions by plan participants		—	(12)
Benefit payments		—	22
Benefit obligations of businesses acquired		—	(2,424)
Actuarial gain (loss)		—	(94)
Other		—	36
Exchange rate differences		—	66

Benefit obligation at December 31,		—	(2,438)

Fair value of plan assets at January 1,		—	—
Actual return on plan assets		—	10
Contributions by employer		—	22
Contributions by plan participants		—	12
Benefit payments		—	(22)
Plan assets of businesses acquired		—	1,562
Other		—	(1)
Exchange rate differences		—	(42)

Fair value of plan assets at December 31,		$—	$1,541

Funded status – underfunded (non-current)		—	(897)

The accumulated benefit obligations (ABO) were nil and $2.3 million at December 31, 2013 and 2014, respectively.

Components of net periodic benefit cost

Net periodic benefit cost consisted of the following:

	Defined pension benefits
	2012	2013	2014
Service cost	$—	$—	$26
Interest cost	—	—	6
Expected return on plan assets	—	—	(7)
Administration expenses	—	—	1

Net periodic benefit cost	$—	$—	$26

Assumptions

The following weighted-average assumptions were used to determine benefit obligations:

		Defined pension benefits
(in %)		2013	2014
Discount rate		—	1.25
Rate of compensation increase		—	2.00
Pension increase assumption		—	0.25

The discount rate assumptions are based upon AA-rated corporate bonds.

The following weighted-average assumptions were used to determine the “Net periodic benefit cost”:

	Defined pension benefits
(in %)	2012	2013	2014
Discount rate	—	—	1.50
Expected long-term rate of return on plan assets	—	—	2.50
Rate of compensation increase	—	—	2.00

Plan assets

As of January 1, 2015, the Company transferred its plan assets of cash and cash equivalents of $1,541 to a new insurance company. Cash and cash equivalents are classified as a Level 1 fair value measurement as defined by ASC 820 Fair Value Measurements and Disclosures. The asset allocation of the new insurance company on a weighted-average basis will be as follows:

Target %
Asset Class
Equity	4
Fixed income	74
Real estate	17
Other	5

100

Estimated future benefit payments

The future expected benefit payments by the Company’s pension plan, which reflect expected future services, as appropriate as at December 31, 2014, are as follows:

Defined pension costs
2015	$88
2016	83
2017	78
2018	75
2019	72
Years 2020 -2024	320

Note 24. Income Taxes

The Company’s components of income before income taxes are as follows:

	Year Ended December 31,
	2012	2013	2014
Domestic	$37,071	$(105,606)	$24,662
Foreign	19,887	208,326	49,351

	$56,958	$102,720	$74,013

The components of the income tax provision (benefit) are as follows:

	Year Ended December 31,
	2012	2013	2014
Current:
Domestic	$(361)	$—	$1,055
Foreign	9,336	20,898	4,499

Total current provision	$8,975	$20,898	$5,554

Deferred:
Domestic	8,701	(396)	11,384
Foreign	(6,535)	18,504	2,641

Total deferred provision (benefit)	$2,166	$18,108	$14,025

Provision for income taxes before tax effects of other comprehensive income	$11,141	$39,006	$19,579

Pension and postretirement liabilities	—	—	(21)
Foreign currency translation	280	308	(904)

Total income tax expense in comprehensive income	$11,421	$39,314	$18,654

Reconciliation of income tax computed at the Netherlands statutory tax rate to the income tax provision (benefit) is as follows:

	Year Ended December 31,
	2012	2013	2014
Income tax expense at statutory rate(1)	$14,240	$25,680	$18,525
Foreign tax rate differential(2)	(6,717)	(12,682)	(2,926)
Dutch tax ruling – innovation box regime	(2,224)	22,616	11,449
Dutch tax ruling – additional tax benefit	(3,623)	—	(4,325)
Non-deductible expenses	4,170	2,075	2,930
Valuation allowance	5,512	(187)	(684)
Provision to return(3)	981	2,788	(3,171)
Other	(1,198)	(1,284)	(2,219)

Income tax provision	$11,141	$39,006	$19,579

(1)	The statutory rate was 25% in 2012, 2013 and 2014.
(2)	The decrease in the foreign tax rate differential is the result of the transfer of the Company’s e-commerce operations from Cyprus to the Netherlands, effective January 1, 2014.
(3)	During 2014, the Company filed its 2012 Dutch tax return and 2013 US federal and state tax returns which resulted in provision to return differences primarily related to the deductibility of the IPO costs incurred in the Netherlands and the deductibility of executive compensation in the US.

Dutch tax ruling

On June 1, 2011, the Company entered into an innovation box regime in the Netherlands, resulting in the recognition of tax benefits (deferred tax assets), which significantly impacted its effective tax rate in 2011. Under the innovation box regime the income attributable to certain research and development activities is subject to an effective rate of 5%, in lieu of the Dutch statutory corporate income tax rate of 25%. As a consequence, the enacted Dutch tax rate was 22%, 19%, 16% and 13% for 2011, 2012, 2013 and 2014, respectively. The current innovation box ruling will end in December 2020.

Simultaneously, the Company entered into an agreement regarding special deductions on acquired intellectual property, which was updated in December 2012 and December 2013. This agreement on special deductions will end on December 31, 2018. On January 1, 2014, the Company entered into similar agreement regarding special deductions on acquired intellectual property which will end on December 31, 2023. The effects of these agreements on per share data is $0.07, nil and $0.08 for 2012, 2013 and 2014, respectively.

Temporary differences

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31,
	2013	2014
Deferred tax assets:
Fixed assets and intangible assets	$19,729	$11,827
Deferred revenues	27,610	21,314
Provisions and reserves	2,226	7,649
Net operating loss carry forwards	18,387	17,588
Other	2,468	4,724

Gross deferred tax assets	$70,420	$63,102
Valuation allowance	(11,124)	(10,341)

Total deferred tax asset	$59,296	$52,761

Deferred tax liabilities:
Fixed assets and intangible assets	$—	$(30,715)
Other	(923)	(358)

Total deferred tax liabilities	$(923)	$(31,073)

Net deferred tax asset	$58,373	$21,688

Deferred tax asset – current portion	$25,058	$21,056
Deferred tax asset – non-current portion	33,820	26,813
Deferred tax liability – current portion	(163)	(568)
Deferred tax liability – non-current portion	(342)	(25,613)

Net deferred tax asset	$58,373	$21,688

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

The movement of the valuation allowance on net operating losses and other deferred tax assets is as follows:

	Year Ended December 31,
	2012	2013	2014
Balance at beginning of period	$6,200	$11,359	$11,124
Additions through acquisitions	—	—	1,323
Charged to expenses	5,159	1,305	83
Credited to expenses	—	(1,540)	(2,189)

Balance at end of period	$11,359	$11,124	$10,341

As of December 31, 2013 and December 31, 2014, the Company had net operating loss carry forwards of approximately $71,007 and $81,787, respectively, which will be available to offset future taxable income. If not used, approximately $62,710 of these carry forwards will expire between 2018 and 2034. The remaining portion of the carry forwards arose in jurisdictions where losses do not expire. In addition, as of December 31, 2013, and December 31, 2014, the Company had Research & Development tax credit carry forwards totaling $0 and $4,378, respectively, of which, if unused, $2,283 will expire in years 2020 through 2033, and $2,095 do not expire. Certain tax attributes in the United States are subject to an annual limitation of $2,958 as a result of the acquisition of Wavemarket, Inc. by the Company, which constitutes a change of ownership as defined under Internal Revenue Code Section 382. The Company does not expect the annual limitation to result in the expiration of any unused tax attributes.

The Company intends to remit all earnings in its foreign subsidiaries and has established deferred tax liability of approximately $399 for unremitted earnings.

As of December 31, 2012 and December 31, 2013, the Company had no unrecognized tax benefits. As of December 31, 2014 the Company had unrecognized tax benefits with respect to R&D credits on its subsidiary’s U.S. federal and state tax returns.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. The Company had no amounts accrued for interest and penalties during the years presented.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years presented is as follows:

	Year Ended December 31,
	2012	2013	2014
Balance at January 1,	$—	$—	$—
Additions through acquisitions	—	—	1,454
Reductions due to settlements with taxing authorities	—	—	—

Balance at December 31,	$—	$—	$1,454

At December 31, 2014, there was $1,196 of unrecognized tax benefits that, if recognized, would affect the annual effective tax rate.

The Company files numerous consolidated and separate company income tax returns in its domestic and foreign jurisdictions. The Company does not expect the amount of unrecognized tax benefits to materially change within the next twelve months. The table below summarizes the open tax years and tax examinations in major jurisdictions as of December 31, 2014:

Jurisdiction	Open Years	Ongoing Examinations
Netherlands	2008 – 2014	2012 Corporate Tax
Czech Republic	2012 – 2014	N/A
United Kingdom	2013 – 2014	N/A
United States	2011 – 2014	N/A
Germany	2009 – 2014	N/A
France	2012 – 2014	N/A
Cyprus	2012 – 2013	N/A
China	2010 – 2014	N/A
Israel	2010 – 2014	2011 and 2012 Corporate Tax
Switzerland	2010 – 2014	N/A
Australia	2012 – 2014	N/A
Canada	2013 – 2014	N/A
Brazil	2008 – 2014	N/A
Spain	2012 – 2014	N/A
India	2011 – 2014	N/A
Norway	2012 – 2014	N/A
Sweden	2008 – 2014	N/A
Denmark	2010 – 2014	N/A

Note 25. Earnings Per Share

Basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method). Until April 30, 2013 shares issuable upon subscription of the Company’s shares by TuneUp former owners (using the treasury shares method) and until February 7, 2012, upon closing of the Company’s IPO, ordinary shares issuable upon the conversion of the Company’s Class D preferred shares to ordinary shares (using the if-converted method), were included in the number of potential ordinary shares.

The Company applied the two-class method when computing its earnings per share, which requires that net income per share for each class of share (ordinary shares and preferred shares) be calculated assuming 100% of the Company’s net income is distributed as dividends to each class of share based on their contractual rights. Class D preferred shareholders had the right to participate with ordinary shareholders in dividends and unallocated income. Since the conversion of Class D preferred shares to ordinary shares on February 7, 2012, the Company has only one class of securities that participate in dividends. Therefore, the two-class method is not applicable for computing the earnings per share for financial statements for fiscal years 2013 and 2014.

The following table sets forth the computation of basic and diluted earnings per outstanding ordinary share:

	Year Ended December 31,
	2012	2013	2014
Numerator:
Net income	$45,817	$63,714	$54,434
Less net income attribute to noncontrolling interest			(8)
Redeemable noncontrolling interest			(534)
Preferred share dividends	(753)	—	—
Net income available to ordinary shareholders – basic	$45,064	$63,714	$53,892
Preferred share dividends	753	—	—

Net income available to ordinary shareholders – diluted	$45,817	$63,714	$53,892

Denominator:
Weighted-average ordinary shares outstanding – basic	52,395,427	54,208,065	52,219,176
Potential ordinary shares	1,913,091	502,639	372,259

Weighted-average ordinary shares outstanding – diluted	54,308,518	54,710,704	52,591,435

Earnings per share attributable to AVG Technologies N.V. ordinary shareholders – basic	$0.86	$1.18	$1.03
Earnings per share attributable to AVG Technologies N.V. ordinary shareholders – diluted	$0.84	$1.16	$1.02

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Year Ended December 31,
	2012	2013	2014
Market restricted stock units	—	26,630	100,000
Options to purchase ordinary shares	2,710,994	1,235,448	1,675,499

Anti-dilutive shares	2,710,994	1,262,078	1,775,499

Note 26. Subsequent Events

On February 18, 2015, the Company received notice that its subsidiary AVG Technologies HK, Limited, was deregistered and dissolved. As such, AVG Technologies HK, Limited does not exist since that date and will be no longer included in the consolidated financial statements of the Company as from that date.