Form 20-F
period 2015-12-31
AVG Technologies N.V.
filed 2016-04-25
CIK 1528903

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Title of each class	Number of shares outstanding
Ordinary shares	51,628,104

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

All forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties. Forward-looking statements in this Annual Report include, but are not limited to, statements about:

•	changes in our growth strategies;

•	changes in our future prospects, business development, results of operations and financial condition;

•	the anticipated costs and benefits of our acquisitions;

•	our ability to maintain effective internal controls and procedures;

•	our ability to comply with our credit agreements;

•	changes to the online and computer threat environment and the endpoint security industry;

•	competition from local and international companies, new entrants in the market and changes to the competitive landscape;

•	the adoption of new, or changes to existing, laws and regulations;

•	changes in international or national tax regulations and related proposals;

•	the assumptions underlying the calculation of our key metrics, including the number of our active users, revenue per average active user, subscription revenue per subscriber and platform revenue per thousand searches;

•	potential effects of changes in the applicable search guidelines of our search partners;

•	the status of or changes to our relationships with our partners, including Yahoo!, Google and other third parties;

•	changes in our and our partners’ responses to privacy concerns;

•	our plans to launch new products and online services and monetize our full user base;

•	the performance of our products, including AVG Zen;

•	our ability to attract and retain active and subscription users;

•	our ability to retain key personnel and attract new talent;

•	our ability to adequately protect our intellectual property;

•	our geographic expansion plans;

•	the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights;

•	our legal and regulatory compliance efforts, including with respect to PCI compliance; and

•	worldwide economic conditions and their impact on demand for our products and services.

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

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report to “AVG” or the “Company”, “we”, “our”, “ours”, “us” or similar terms refer to AVG Technologies N.V. and its subsidiaries, or if before November 25, 2011, to our predecessor company and former wholly owned subsidiary AVG Technologies N.V. and its subsidiaries. See “Item 4. Information on the Company – A. History and development of the company.” AVG®, The Online Security Company™, Devices. Data. People.™, AVG Zen™, Be Yourself™, Managed Workplace®, AVG CloudCareTM, and our logo are our key brands, and are variously registered in several jurisdictions. This Annual Report contains references to these and others of our trademarks and names and those of other entities and all these references may omit the ® or ™ symbols solely for convenience. Such references are not intended, however, to imply that we will not enforce our rights in any of our marks to the fullest extent permitted by law. This Annual Report also contains references to third party trademarks, and references to these third party marks may omit the ® or ™ symbols solely for convenience. All trademarks are property of their respective owners.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the consolidated statements of comprehensive income data and the consolidated balance sheets data for the years ended, and as of, December 31, 2011, 2012, 2013, 2014 and 2015 from our audited consolidated financial statements. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects”, appearing elsewhere in this Annual Report on Form 20-F. Our reporting currency is the U.S. dollar. Our historical results are not necessarily indicative of our results to be expected in any future period. We have prepared the financial statements included in this Annual Report in accordance with U.S. GAAP.

Certain prior year amounts in the consolidated financial statements and the accompanying notes have been reclassified to conform to the fiscal 2015 presentation.

In 2015, on the consolidated statements of income, we began to break down our subscription revenue separately stating our SaaS revenues from licenses revenues, and we began to break down our platform-derived revenue and separately stating Search revenue from other platform-derived revenue. For comparison purposes, we have reclassified prior year revenues to reflect the new method of presentation.

The majority of the costs associated with our licenses and SaaS offerings are interrelated and interdependent. Accordingly, we present these costs aggregated as cost of Software sales. Similarly, the costs for Search revenue and other platform-derived revenue are also interrelated and interdependent. Accordingly, we present these costs aggregated as cost of Search and other.

SaaS revenues and licenses revenues are jointly referred to as Subscription revenue. Search revenues and other platform-derived revenues are jointly referred to as Platform-derived, or platform, revenue. Since the business activities in Subscription revenue and in Platform-derived revenue are interrelated, we continue to review the performance and financial results in this manner.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars, except for share data and per share data)

Statement of Comprehensive Income Data and Other Operating Metrics:
Revenue:
Licenses	$175,654	$196,858	$245,965	$260,228	$268,981
SaaS	—	—	4,874	21,353	77,205
Search	96,553	158,803	154,814	88,964	76,601
Other	185	305	1,460	3,528	5,524

Total revenue	272,392	355,966	407,113	374,073	428,311

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars, except for share data and per share data)

Cost of revenue:(1)
Software sales	(23,374)	(27,064)	(30,027)	(39,068)	(59,948)
Search and other	(7,849)	(27,320)	(38,818)	(12,759)	(4,858)

Total cost of revenue	(31,223)	(54,384)	(68,845)	(51,827)	(64,806)

Gross profit	241,169	301,582	338,268	322,246	363,505

Operating expenses:(1)
Research and development	(35,008)	(55,485)	(60,885)	(70,168)	(88,008)
Sales and marketing	(76,933)	(92,198)	(96,382)	(96,950)	(125,325)
General and administrative	(60,710)	(73,491)	(70,902)	(75,790)	(75,238)

Total operating expenses	(172,651)	(221,174)	(228,169)	(242,908)	(288,571)

Operating income	68,518	80,408	110,099	79,338	74,934
Other income (expense), net	(17,104)	(22,939)	(7,379)	(5,325)	(15,489)

Income before income taxes and loss from investment in equity affiliate	51,414	57,469	102,720	74,013	59,445
Income tax (provision) benefit	49,260	(11,141)	(39,006)	(19,579)	(10,519)
Loss from investment in equity affiliate	(242)	(511)	—	—	—

Net income	100,432	45,817	63,714	54,434	48,926
Less: Net income attributable to noncontrolling interests	—	—	—	(8)	(35)

Net income attributable to AVG Technologies N.V.	100,432	45,817	63,714	54,426	48,891
Redeemable noncontrolling interest	—	—	—	(534)	(1,925)

Preferred share dividends	(7,208)	(753)	—	—	—
Distributed and undistributed earnings to participating securities	(27,513)	—	—	—	—

Net income available to ordinary shareholders – basic(2)	$65,711	$45,064	$63,714	$53,892	$46,966

Earnings per ordinary share – basic(2)	$1.83	$0.86	$1.18	$1.03	$0.90

Earnings per ordinary share – diluted(2)	$1.69	$0.83	$1.16	$1.02	$0.89

Weighted-average ordinary shares outstanding – basic(2)	36,000,000	52,395,427	54,208,065	52,219,176	51,979,048
Weighted-average ordinary shares outstanding – diluted(2)	38,974,953	54,308,518	54,710,704	52,591,435	52,805,218

(1)	We have recognized employee share-based compensation in the consolidated statements of income for the periods indicated as follows:

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars)
Cost of revenue	$21	$—	$40	$58	$148
Research and development	1,116	1,652	1,013	2,495	2,750
Sales and marketing	949	2,036	1,172	1,556	2,968
General and administrative	4,310	12,495	6,702	8,267	8,387

Total share-based compensation expense	$6,396	$16,183	$8,927	$12,376	$14,253

(2)	Prior to our initial public offering, or IPO, we had 12 million Class D preferred shares which were entitled to a preference dividend of approximately $1.8 million per calendar quarter, as well as their pro rata amount of net income assuming distribution to each separate class of shareholder. These shares were excluded from calculations of net income available to ordinary shareholders – basic. At the time of our IPO, these shares converted to ordinary shares on a 1-for-1 basis, and preference dividends are no longer payable.

	2011	2012	2013	2014	2015
Cash dividends declared per ordinary share	$4.53	$—	$—	$—	$—
Cash dividends declared per preferred share	$5.13	$0.21	$—	$—	$—

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars, except for user data)
Net cash provided by operating activities	$82,911	$119,306	$145,204	$108,807	$99,693
Net cash used in investing activities	$(69,544)	$(30,242)	$(39,755)	$(165,003)	$(58,268)
Net cash (used in) provided by financing activities	$(15,329)	$(100,325)	$(114,295)	$153,762	$(55,414)
Active users (in millions)(1)	108	146	177	197	193
Subscription users (in millions)(2)	15	15	16	19	20
Revenue per average active user(3)	$2.53	$2.53	$2.53	$2.00	$2.20

(1)	Active users are those that (i) have downloaded and installed our free software on a PC and have connected to our server at least once in the previous 30 days (ii) represent a unique mobile device, which has installed one or more of our mobile applications, from which at least one application has contacted our server once in the preceding 30-day period, (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. For further detail on our definition and counting of active users, see “Item 5. Operating and Financial Review and Prospects – A. Operating results – Key Metrics – Active, subscription, and stand-alone secure users.”
(2)	Subscription users are active users who subscribe to our premium products and online services, the primary component of our subscription revenue. Payments from subscription users make up the substantial majority of subscription revenue. For further detail on our definition and counting of subscription users, see “Item 5. Operating and Financial Review and Prospects – A. Operating results – Key Metrics – Active, subscription, and stand-alone secure users.”
(3)	The number of average active users for a period is calculated as the simple average of active users at the beginning of that period and the end of that period.

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars, except for share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$60,740	$51,890	$42,349	$138,907	$123,767
Working capital (deficit)	(100,871)	(102,192)	(119,568)	(44,384)	(56,798)
Goodwill and other intangible assets, net	106,402	122,483	144,420	367,204	403,153
Total assets	311,635	323,466	306,782	647,089	681,611
Deferred revenue, current	120,269	148,308	164,136	166,815	167,123
Deferred revenue, less current portion	30,839	32,848	33,050	34,028	33,004
Debt	225,440	97,231	30,000	224,925	223,392
Total liabilities	441,960	346,036	297,616	569,892	574,193
Net assets (liabilities)	(130,325)	(22,570)	9,166	77,197	107,418
Class D preferred shares(1)(2)	191,954	—	—	—	—
Redeemable noncontrolling interest(3)	—	—	—	40,040	16,800
Total shareholders’ equity (deficit)(1)(2)	(322,279)	(22,570)	9,166	37,157	90,618

(1)	In connection with the initial investment in us in October 2009 by TA Coöperatief (which subsequently transferred such investment to TA Sàrl), we amended our articles of association and converted 5,850,000 outstanding Class A ordinary shares and 3,150,000 outstanding Class B ordinary shares into an aggregate of 9,000,000 Class D preferred shares, which our shareholders then sold to TA Coöperatief. At the same time, we also issued 3,000,000 Class D preferred shares to TA Coöperatief for $47.8 million, net of issuance costs. We recorded a distribution in excess of capital in shareholders’ equity (deficit) of $144.1 million in connection with the conversion into 9,000,000 Class D preferred shares of ordinary shares and the issuance of 3,000,000 Class D preferred shares to TA Coöperatief.
(2)	Upon the closing of the IPO, the Class D preferred shares were converted into 12,000,000 ordinary shares. In addition, we closed the IPO of 8,000,000 ordinary shares at an offering price of $16.00 per share. We offered 4,000,000 ordinary shares and the selling shareholders offered 4,000,000 ordinary shares. We did not receive any proceeds from the sale of the ordinary shares by the selling shareholders other than the proceeds from options which were exercised by certain selling shareholders in connection with the IPO. The IPO resulted in net proceeds of $50.9 million, after deducting underwriting discounts, commissions and offering expenses paid by us.
(3)	The holders of Class B-1 and B-2 common stock of Location Labs, which we acquired on October 15, 2014, have certain redemption rights whereby interests held are redeemable at the option of the holder upon the occurrence of certain events, which are not solely within our control. The noncontrolling interest for which the redemption is outside of our control is presented under the caption “Redeemable noncontrolling interest” as temporary equity in accordance with U.S. GAAP. This interest is measured with an initial value based on fair value. We adjust the redeemable noncontrolling interest each reporting period to its estimated redemption value, but never less than its initial fair value. Any adjustments to the redemption value will impact retained earnings. As of December 31, 2015 the carrying value of the redeemable noncontrolling interest was $16.8 million, and the redemption value is $16.8 million.

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

This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks have been ordered into the following categories:

•	Strategy – Risks associated with any failures to execute our strategy, including risks relating to acquisitions, mergers, disposals and reorganizations, implementation of new products and distribution methods and our time-to-market strategies.

•	Business – Risks associated with failed or inadequate employee practices, marketing and sales practices, distribution channels, pricing, investment returns, handling of customer complaints and changes in the business environment.

•	Systems Disruptions – Risks associated with inadequate or failed business continuity planning, back-up and recovery, fallback arrangements, information security, IT maintenance and change management, identification of relevant technological developments and other technical causes for systems-related failures and errors.

•	Government, Legal & Compliance – Risks associated with legal claims and internal systems, protection of intellectual property, and compliance with changing laws and regulations potentially affecting our business.

•	Financial – Risks associated with instability in the financial markets, including movements in stock prices, exchange rates and interest rates.

•	Tax – Risks associated with differing interpretations of international and national tax laws between us and fiscal authorities on significant tax treatments and our tax planning and strategy, including late identification of significant tax developments in relevant jurisdictions that may lead to increase our tax obligations and limit our ability to react to these developments.

•	Ownership of Our Ordinary Shares – Risks associated with being a Dutch public company with limited liability, our plan not to pay dividends in the foreseeable future, concentration of ownership and dilution.

Risks relating to our strategy

We must successfully adapt our business in response to the fast changing technological environment facing our customers, including the increasing use of mobile devices and the introduction of new systems, networks and standards, or our business, operating results and financial condition may be adversely affected.

The technology environment is rapidly evolving as consumers increasingly engage with Internet-based services such as social network applications, more of the world’s population is connected to the Internet and mobile usage becomes widespread. To stay competitive in this environment, our products must work well with a range of mobile devices, systems, networks and standards. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that keep up with these changes.

These technological changes may threaten our existing revenue streams, which, prior to our 2014 acquisition of Location Labs, Inc. (Location Labs) and its mobile portfolio, relied on PC-based products and services to generate both subscription and platform-derived revenues. We must also update our products to comply with other platforms. For example, our desktop anti-virus products had to be updated to remain compatible with Microsoft’s Windows 10 certification, and we expect updates like these to continue. Our future success depends on our ability to adapt and change focus quickly, integrating our products across various platform products and services and reducing our dependency on traditional core technologies to earn revenue. Our AVG Zen™ product is an example of this strategy and operates on a single user interface across desktop and mobile systems. Our failure to adapt to these changes would materially and adversely affect our business, financial condition and results of operations.

Our business model is evolving and we may be unable to increase our active user base sufficiently to increase or maintain our profitability.

We are dependent on the acquisition of new users, many of whom may not have previously used products and online services such as those we provide. We rely and have relied on a variety of marketing methods to attract new users to our solutions, such as generating interest through our user base and social networking services to create a user-driven marketing effect, public relations campaigns around new product and service launches and Internet security threats and efforts to improve our positioning in response to online searches through search engine optimization, search engines and other online advertising. Our ability to attract new users depends on the perceived value of our products and online services versus that of the premium and free products and online services offered by our competitors. This dependence increases as we move into new product categories such as privacy and address new platforms such as mobile and as the number of users in our traditional PC market potentially declines as a result of increased mobile usage. If our current marketing initiatives are not successful or become less effective, or if the cost of such initiatives were to significantly increase, we may not be able to attract new customers as efficiently and, as a result, our business and results of operations would be adversely affected.

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

Revenue from our dynamic secure search solution has been in decline and we believe it will continue to decline as we face a challenging market environment.

Platform-derived revenue represents our attempts to monetize our user base indirectly, meaning we receive payments from third parties for our users’ activities without the user paying directly. This revenue is mostly comprised of revenue from our dynamic secure search solution, which has decreased year over year since 2013. This revenue contraction was due in part to the Google guideline changes announced in February 2013, which required customers to “opt in” to accept our search settings. As a result of this and other guideline changes, we decided to initiate a controlled exit from the third party search business, further reducing our platform-derived revenue. We expect additional search guideline changes to be implemented in the future, which could cause this revenue stream to contract further.

Historically, our most successful indirect program to monetize our active user base has been our dynamic secure search solution, including our browser toolbar, which gives our users a convenient way to access a search engine at any time with less risk that the results will infect or damage their devices. Search engine companies pay us for the search queries we steer to them through our dynamic secure search solution. If software companies that provide Internet browsers prevent the addition of our toolbar, either directly by limiting space for toolbars in the browser interface or indirectly by restricting access to software code, our ability to monetize all of our active user base will be adversely affected. Reductions in revenue from our dynamic secure search solution or other similar solutions we may develop may not meet our expectations and we may not be able to enter into new types of agreements to generate similar platform-derived revenue, which would have an adverse effect on our results of operations.

The majority of platform-derived revenue is generated from agreements with search providers, including non-exclusive agreements with Yahoo! and Google, which generated 15% and 3% of our total revenue in 2015, respectively, as compared to 15% and 9% of our total revenue in 2014, respectively, and 9% and 28% of our total revenue in 2013, respectively. We anticipate that this revenue concentration risk will persist as we expect that Yahoo! and Google will continue to account for a significant portion of our revenue going forward. The agreement with Yahoo! expires on June 30, 2017. Neither Yahoo! nor Google is under any obligation to renew its agreement. If, upon the termination or expiration of our agreements, we fail to enter into new agreements with Yahoo! or Google or a similar search provider on substantially the same or more favorable terms, our revenue would significantly decrease. Other search engine providers or market participants could require certain permissions that were not included in our initial contracts with them, and if these permissions are not granted we could be prevented from offering the toolbar or search solutions as we otherwise would. These changes could have a significant negative impact on our ability to monetize our users through our dynamic search solution. If there are further guideline or commercial changes from any or all of our search providers which we are unable to mitigate, or if additional search providers decide to adopt an ‘opt in’ policy, we may not be able to sustain our search revenue. While the profitability of this search revenue stream has varied over time, by the end of 2015 it was among our most profitable revenue streams and therefore ongoing declines are expected to further impact margins and profitability. We may also be unsuccessful in diversifying our search revenue and Yahoo! and Google will likely remain responsible in the near term for the majority of our platform-derived revenue, so we will likely continue to have significant revenue concentration risk.

The evolution of our business model is ongoing and may depart further from the model we used for much of our operating history and we may not be able to monetize our active user base or effectively market our products to increase our revenue or profitability.

With this decline in indirect monetization through search, we continue to look for additional methods of monetizing users indirectly, such as mobile advertising, but these models remain unproven in terms of generating substantial revenues. In addition, a key driver for mobile advertising revenue is the RPM (or value per thousand clicks), which is largely out of our control, and this is less stable than search revenue, which delivers at higher margins. We may not be able to find an effective alternative to our traditional search methods of indirect monetization, and these users may not adopt our historic subscription products and services, such as our anti-virus or internet security desktop products. Therefore, we have focused our strategic development on a number of new areas, such as cross-selling to existing users, using targeted marketing and adding new products and services such as Virtual Private Network (VPN). We must also acquire new users, who may not be familiar with our products or services, through a variety of marketing methods, including user-driven marketing. We have introduced a mobile network distribution channel and a mobile partner channel to gain additional access to existing and potential mobile customers. In addition, we are broadening our focus beyond security solutions and increasing our support for mobile devices, including smartphones and tablets including the cross-platform devices and services offered through the AVG Zen platform. In 2016, we intend to begin to offer monthly subscriptions through AVG Zen . We will seek to use the monthly subscription option to monetize those users who currently do not pay us for our subscription based software and services. If our marketing initiatives are not successful or if the costs associated with them increase, we may not be able to attract new users, which would negatively affect our results of operations.

These new revenue initiatives entail various risks. For example, users may be unable or unwilling to pay for our new products, and our cross-selling opportunities and new products may not appeal to our current user base. In addition, the customers in the mobile network channel are primarily customers of the Mobile Network Operators (MNOs), limiting our cross-selling ability. The investment in resources to build the mobile partnership channel may result in higher volumes of low monetizing users or low engagement with our products. Further, the AVG Zen platform may fail to gain traction with our traditional customers and our monthly subscription offer may not be attractive to them or new users. We have historically relied heavily on user-driven marketing to attract new users, and if are unable to maintain or increase the efficacy of this strategy, particularly in these new markets, we may be required to increase marketing expenses, which would adversely affect our results of operations.

We may be unsuccessful in adding compelling new products and online services, attracting new customers to these products and monetizing all of our active user base. We may not derive material revenue from our mobile operator channel or this revenue may not grow as expected. If our efforts to diversify and improve our business model are unsuccessful or do not meet our expectations, our revenue, margins and profitability could be adversely affected. The introduction of monthly subscription billing may not be successful and, if we are unable to effectively differentiate between customers that currently pay us on an annual subscription basis and customers whom we are targeting with a monthly subscription, then users may switch to a monthly subscription, resulting in a reduction in revenue and cash flow, since turnover, or churn, rates are higher for short-term subscriptions than for our historical annual subscriptions. Failure to generate revenue from any of these new initiatives would materially and adversely affect our business, financial condition and results of operations.

We must maintain our relationships with our existing users and attract new users if we are to continue to expand and improve the quality of our user base, which we may be unable to do.

A significant portion of our users cease using our products in any given period because of the low cost of switching to the products and online services of competitors on existing hardware, including mobile devices. In addition, companies design simple install and uninstall procedures to compete with ‘ease of use’ factors considered by end users. Because our competitors’ products can be preinstalled on new hardware purchased by our users, there is competitive pressure to be activated on new machines and devices, as consumers may foster a new relationship with the preinstalled vendor rather than taking the effort to install our products they had been using historically. If we do not improve our user base in terms of both quality and volume, a reduction in our conversion rate and the number of active users in our base could have a material adverse effect on our business, operating results and financial condition.

In addition, our ability to monetize our active user base varies depending on many characteristics of those users, including level of engagement with our products and services, amount and nature of Internet and computing activities, geographic location and income level, ability and propensity to pay for services and the device which they use. If we are unable to retain and recruit users whose characteristics contribute to a user base with optimum potential for monetization, our business, operating results and financial condition could suffer. The significant turnover in our user base also limits our ability to predict our revenue and cash flows for future periods, making it more difficult for us to manage our business.

While historically we managed to sustain operating margins, we cannot guarantee the same for future performance.

Historically, we have targeted non-GAAP operating margins of 30% and, while we have been successful in prior years, in 2015 our non-GAAP operating margins were 29%. We cannot provide assurance that our operating margins will not decrease in the future. We are investing significantly in a number of areas including AVG Zen, mobile initiatives, our small to medium size business (SMB) segment and IT infrastructure enhancements as well as additional product lines such as VPN, and we continue to evaluate further opportunities to accelerate our growth or market expansions. Any or all of these initiatives may fail to deliver as we intend and even if successful these initiatives could negatively impact margins in the short-term while these businesses attain scale or maturity. In particular, we anticipate that our SMB business will have low margins and operate at break even in the medium-term while we establish our Software-as-a-Service (SaaS) business model. We operate in a dynamic and changing market and investors should not rely on our historical results as an indication of our future operating performance.

If our revenue growth for any period falls short of our expectations, we may not be able to adjust our costs in a timely manner, which could reduce our profit margin in that period.

Although we base our planned operating expenses in part on our expectations of future revenue, a substantial portion of our expenses are fixed in the short term and cannot be reduced quickly if our future revenue falls short of expectations. If there are further changes which alter our plans to monetize our active user base, or short-notice compliance or market changes to our indirect revenue streams, our revenue and thus profitability may not meet our expectations. Accordingly, if the rate of growth of our revenue in any period is significantly less than we anticipated, because either our user base is smaller, our annual subscription rate is lower than expected or our efforts to monetize our active user base fall short, we may be unable to adjust our cost base proportionally on an accurate and timely basis, which would reduce our operating margin.

A significant portion of our total revenue is dependent on subscriptions to our premium products.

Historically, a significant majority of our active users have been users of our free products and online services. Our growth strategy is based in part on offering premium products on top of our free products. In 2015, subscription revenue accounted for approximately 81% of our total revenue, compared to 75% of our total revenue in 2014. We had approximately 20 million paid users at the end of 2015, representing approximately 10% of our active user base, compared to 19 million paid users at the end of 2014, representing approximately 9% of our active user base. To the extent we are not able to convert free users into subscription users, or otherwise attract users to our subscription products and services, our ability to generate subscription revenue would be adversely affected.

We generally provide our premium Internet security solutions under one-year and two-year subscriptions, with timely communications to end users of their approaching auto-billing opportunity as the expiration date approaches. Our goal is to protect as many users as possible, and so we seek to mitigate customer churn, or cancellations. If a user does not continue their subscription, the relevant product or services either cease to operate or are no longer updated with the latest online threat information (rendering the product increasingly less useful as new threats emerge). To assist customers in continuing their subscription, we provide an auto-billing simplification feature in our latest premium products and online services. Furthermore, the success of our annual subscription model is dependent on maintaining high levels of credit card authorization rates, which are subject to factors outside our control. For example, high-profile data thefts, particularly in the U.S., have necessitated the wholesale replacement of consumer credit cards and resulted in a decline in credit card authorization rates. Any failure to maintain or improve the auto-billing rates of our subscription users or to attract new subscription users could have a material adverse effect on our results of operations.

Furthermore, our ability to measure the conversion of free users into subscription users is limited as there are multiple upgrade routes to our premium products and online services, including a limited centralized view on the conversion of customers from acquired companies. If we are unable to effectively track changes in conversion rates through all pathways, regardless of the reason for such changes, we may be unable to react to changing market dynamics, and this may negatively affect our growth and revenue. Uncertainty about the renewal rates of our subscription users also limits visibility with respect to future subscription revenue.

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

Since March 31, 2014, we have defined active users as those that (i) have downloaded and installed our free software on a PC and have connected to our server at least once in the previous 30 days, (ii) represent a unique mobile device, which has contacted our server once in the preceding 30-day period, (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. Previously, we defined active users as those that (i) have downloaded and installed our free software on a PC and have connected to our server at least twice, including at least once in the preceding 30-day period, (ii) represent a unique mobile device, which has installed one or more of our mobile applications, from which at least one application has contacted our server twice in the preceding 30-day period (with at least 24 hours between the first and second contact), (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. This change in the definition of active users has had an immaterial impact on our PC user numbers. Our net number of mobile users was 102.4 million as of December 31, 2015. We currently define a customer, as opposed to an active user, as a person who purchases or uses a product or service, or multiple products or services. We do not currently have the means to accurately count the number of our customers. We intend to develop such means, but our ability to do so will be constrained by our technical capabilities.

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

We will continue to attempt to improve the accuracy of counting our active users, but we cannot provide assurance that we will be successful in doing so. We have made various adjustments to our counting methodology over time, including by changing the way users are recognized and counted during upgrade campaigns. While we believe these adjustments have improved the overall accuracy of our user numbers, we have still discovered some errors. As a result, we also introduced two new systems for counting user numbers. However, this projects are ongoing and will not be fully implemented until all users have migrated to the new version of our products. Once these counting systems are fully implemented, based on initial results, we expect that we will have greater confidence in the accuracy of our user counts. However, these systems remain new and have not been tested over time, and there can be no assurance that they will meet our expectations. We seek to analyze and eliminate any double count of the number of active users who are using our search product or our PC optimization product as well as our PC security product in our user base.

We also face difficulties in quantifying user retention, both in terms of user churn and subscription auto-billing rates. This difficulty is in part due to our limited ability to track non-subscription users based on personally identifiable information. For instance, when a non-subscription user replaces a device on which he or she uses our products and services, this event typically registers as the loss of an existing user and the gain of a new one, causing no change to the size of our user base but inflating the level of apparent churn. We compile auto-billing rates for users of particular subscription products, but such rates only describe the activities of subscription users representing a small portion of our total active user base. Furthermore, we offer a variety of products and online services and do not have integrated methods of quantifying retention of our users across these products and services. This inability to quantify certain aspects of aggregate user behavior may adversely affect our business if we are unable to accurately monitor the results of our strategic decisions on pricing and product introduction and marketing. In particular, if we are unable to accurately assess and predict user behavior, our initiative to up-sell and cross-sell our expanding set of products and services to users across our platform may be harmed.

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

As new products such as those offered in the Location Labs portfolio and in AVG Zen gain traction, we expect to continue to change our method of counting users to reflect more relevant metrics. Furthermore, product design developments may also result in new ways of counting users. Our customers using new products in unexpected ways may give us difficulties in recording or accurately reflecting in any given way our user count. Any change in the way we count our users may make it difficult to compare our operating results and financial results with prior periods.

Risks relating to business

If our upgrades and new products and online services, whether acquired or internally developed, fail to achieve widespread market acceptance, our competitive position and business prospects will be harmed.

Our ability to attract new users and to maintain or increase revenue from existing users depends largely upon our ability to continue providing competitive new products and enhanced solutions that meet the changing needs of our target user base as these needs arise. In 2015, we acquired Privax, adding VPN to our existing product portfolio, which includes AVG Managed Workplace and Location Labs location and control services. If any of these or similar new products fail to gain acceptance, our business, financial condition and results of operations may be adversely affected. We plan to continue to invest in acquisitions, and to increase spending on research and development, marketing, promotion and sales of our products and online services, with new features, functionalities, enhancements and upgrades. Acquisitions of new companies and products creates integration risk, while development of upgrades and new products and online services involves significant time, labor and expense and is subject to risks and challenges including management of the length of the development cycle, adaptation to evolving industry standards, entry into new markets, integration into our existing product line, regulatory compliance, evolution in sales methods and acquisition and maintenance of intellectual property rights. If we fail to launch these upgrades or new solutions on time, or they do not achieve widespread market acceptance, to meet user expectations, to operate in an efficient manner, or otherwise create the perception of slow operating performance, or to generate revenue that is not sufficient to recoup or justify the cost of development, our business, financial condition and results of operations may be adversely affected.

Our software solutions may contain undetected errors, defects or security vulnerabilities, which could cause harm to our reputation and adversely affect our business.

Our software is inherently complex and may contain material defects, errors or vulnerabilities that may cause it to fail to perform in accordance with our technical specifications and program documentation, or with user expectations. As may happen to any vendor of software, errors, failures and bugs may be found in some of our new offerings or updates after initial distribution of those offerings or updates, particularly given that end users may deploy our products and services in computing environments with operating systems, software and/or hardware different than those in which we test our products and services before release. In late 2015, a third party discovered, and publicly disclosed, an error in the coding of some of our search based products after they were distributed. The costs incurred in analyzing, correcting or eliminating any material defects or errors in our software may be substantial. Furthermore, we may not be able to correct any defects or errors or address vulnerabilities promptly, or at all, or may become subject to legal disputes, claims and proceedings, including class action lawsuits, causing significant harm to our reputation and competitive position.

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

We and other vendors compete on price and functionality at different price points. Additional competition may cause increased pricing pressure, which could reduce our revenue per user. For example, in the endpoint security software market, while we have historically been able to reduce pricing pressure on our premium solutions and limit the decline in revenue per subscription user by releasing regular product enhancements, there can be no assurance that pricing pressure will not adversely affect our subscription revenue, which would have a material adverse effect on our business and results of operations. Similarly, across our markets, our competitors may offer free products perceived to be superior to our offerings, causing our free and/or subscription users to switch and shrinking our monetizable user base.

Our main competitors fall into the following categories:

•	vendors with “freemium” pricing like our own, such as Avast!, Avira, PC Tools (which was acquired by Symantec), Carbonite and Dropbox;

•	traditional vendors such as Intel Security (formerly McAfee, which was acquired by Intel Corporation), Symantec and Trend Micro (which primarily provide software solutions, including security software, for large enterprises) and Eset, Kaspersky Labs, Panda Software, Sophos, Bit Defender, Rising, Kingsoft, Check Point, Qihoo and F-Secure (which offer more customized and segment-focused products);

•	vendors offering virtual private network solutions, including Private Internet Access, Anchor Free and Tunnelbear.

•	vendors offering PC optimization products, such as UniBlue and Piriform;

•	secure search toolbar providers;

•	SMB SaaS providers such as Kaseya and Solarwinds;

•	other vendors in the emerging mobile market, such as Cheetah Mobile, NQ Mobile, Lookout and CM security;

•	large corporations offering a wide variety of products, only a few of which compete with ours, such as Microsoft, Google, which recently introduced free security software solutions, Apple, which offers cloud-based data protection, Qihoo, Tencent and Facebook; and

•	vendors providing services adjacent to security as we expand our product offerings, such as Lifelock and Life 360.

Many of these competitors have significantly greater brand name recognition and financial resources to devote to the development, promotion and sale of their products and/or services than we do. For example, Microsoft now offers a free Internet security product that has captured significant market share and Google has offered products in the security space, including added a malware alarm to its search engine results display and adding “app verification,” and it may increase its security offerings in future. Further, smaller and/or more regionally focused vendors may be able to adapt more quickly to new or emerging technologies and changes in customer demand. We may also lack the scale to be able to effectively compete in the mobile sector, and competition may increase to the point where meaningful monetization is not possible. In particular we have seen aggressive competitive advertising to acquire Android customers within the Google play store.

Software vendors have increasingly employed a “cloud-based” or SaaS business model in which vendors host applications for use by customers over the Internet. This model may disrupt existing models like the model we employ for most of our products and online services, based on software downloaded from the Internet that resides on a user’s hard drive or device memory. Our competitors, including new cloud-based entrants or larger competitors with greater resources to shift to a new model, may have success with cloud-based provision of software, decreasing the demand for those of our products based on another model or new and existing products we may provide using the SaaS model, such as in the SMB market.

In the future, we may face competition from both emerging and established companies operating in our sector and in other areas of the IT business that may develop or acquire software that they may offer as part of their broader product or service offerings and/or for free. Original equipment manufacturers (OEMs), or operating system vendors may seek to include competitive, pre-installed, fully functional Internet software and mobile solutions with their core product offering. For example, Intel acquired McAfee, one of our leading competitors, and indicated it may integrate McAfee’s security solutions into its hardware products, which may adversely affect sales of our aftermarket and/or standalone security solutions. In addition, other competitors may leverage their greater resources to develop relationships with OEMs or operating system vendors, thereby diminishing demand for our products and adversely affecting our ability to acquire and retain customers.

Our mobile network channel is dependent on a limited number of contractual agreements with Mobile Network Operators (MNOs). Changes in existing relationships with MNOs could materially impact the financial performance of our mobile network channel.

In line with our strategy, and following the acquisition of Location Labs in 2014, in 2015 we focused on mobile by driving revenue in software as a service from MNOs. The majority of revenue generated by our mobile network channel comes from relationships and agreements in place with four MNOs, which typically have terms of up to three years. Our material contract with Verizon, one of these MNOs, expires in June 2017. Our long-term expansion plans for our mobile products involve deepening the relationship with these MNOs by distributing additional products through them as well as expanding internationally by adding additional MNOs. Failure to renew or negotiate beneficial terms with these MNOs, or any dispute or early termination of these agreements, could have a material adverse effect on our financial performance. Failure to distribute additional products via our current MNOs or failure to sign additional MNOs in existing or new geographies may significantly impact our ability to deliver our growth plans. Further, customers that use our products and services through this mobile network channel belong to the MNOs and we do not have the same level of engagement with these customers as with our direct customers, thus limiting our ability to cross-sell products and earn revenue from these customers.

Our business will suffer if the SMB market for our products and services proves less profitable than projected or if we fail to effectively acquire and service SMB customers.

We market and sell a significant proportion of our products and online services to SMBs and, in 2015, our SMB market represented 15% of our total revenue, compared to 16% in 2014, and 33% of this SMB revenue was derived from a hosted SaaS model. We are seeking to continue to transition towards a SaaS based model. Some resellers or customers in our current user base are reluctant to move to SaaS solutions. In addition, if we are unable to maintain required service levels because of product or infrastructure failures our SaaS model might become less profitable. SMBs frequently have limited budgets and may choose to allocate resources to items other than our products and online services, especially in times of economic uncertainty. However, we believe the SMB market is underserved, and intend to continue to devote substantial resources to it. We aim to grow our revenue by adding new SMB customers, selling additional services to existing SMB customers and encouraging existing SMB customers to renew their subscriptions to our premium products and by the transformation of the business into a SaaS model. If the SMB market fails to be as profitable for us as we project, we are unable to market and sell our services to SMBs effectively or we are unable to successfully transform this business into a SaaS model, our ability to remain profitable may be harmed.

If we are unable to maintain and enhance our brand, our business and operating results may be harmed.

We believe that maintaining and enhancing our brand identity is critical to our business. The successful promotion of our brand will depend largely upon our marketing and public relations efforts, the quality of our Internet software solutions and our ability to differentiate ourselves from our competitors. The promotion of our brand may require us to make substantial expenditures, which will likely increase as our market becomes more competitive. As we expand into new markets and product sectors, our brand may not be as well recognized and additional sales and marketing expenditure may be required. If we are not successful at maintaining and enhancing our brand, our ability to retain existing users, attract new users, attract and retain third-party distributors and resellers, attract value-add partners, hire high quality employees and retain existing staff could be adversely affected. In particular, we rely on our active users as primary drivers of our user-driven marketing strategy and any negative change to the perception of our brand among our active users could have a material adverse effect on our business.

With the acquisition of Privax in 2015, we acquired a VPN product for consumers with the widely recognized brand of HMA!, or Hide My Ass!. This brand has significant viral recognition and is a key asset in acquiring and retaining customers cheaply and effectively. This brand may be offensive to certain people and we may therefore be subject to negative publicity or legal claims. Any legal or commercial limitation on our ability to use the HMA! brand in our future marketing and branding activities may significantly impact our ability to grow our VPN business.

In addition, independent industry analysts often provide reviews of our solutions, as well as those of our competitors. Perception of our products in the marketplace may be significantly influenced by these reviews. Our brand could be harmed if industry analysts provide negative reviews of our software solutions or our Company, even if those views are unfounded. Furthermore, we depend upon certain third-party distributors of our solutions and actions by those third parties, whether intentional, malicious or inadvertent, could have a negative effect on our brand, regardless of the legal protections in place.

We are undergoing a strategic branding pivot, with an aim to becoming “The Online Security Company,” protecting devices, data and people. This positioning expands the concept of security to broader functionality on a multi-platform and multi-device level. The successful delivery of AVG Zen is critical to our new brand positioning. Our strategy involves delivering a simple set of solutions across many devices and areas to provide customers with peace of mind. Achieving a simple, user-friendly experience for our users across all our services and solutions requires complex product architecture which must function effectively across numerous platforms and devices. Should we be unsuccessful in producing the right software solutions to support our strategic brand positioning, we would negatively impact our competitive positioning and business prospects.

Any failure or perceived failure to anticipate, prepare for and respond promptly to technological developments and the changing nature of online security threats could harm our competitive position and business prospects.

The needs of our customers and the threats they face evolve constantly. For example, in the endpoint security market, hackers and cybercriminals continuously develop and employ increasingly sophisticated techniques to penetrate systems and networks and access information. Although the market expects timely introduction of software solutions to respond to new threats, the development of these solutions can be challenging and time-consuming. We may experience delays in the introduction of new solutions, updates, enhancements and features. This risk is expanding as the product portfolio grows. At the same time, the mobile market is changing faster than the PC market, thus increasing the need for timely introduction of new security solutions. If we fail, or are perceived to fail, to respond to the rapidly changing needs of our users by developing and introducing on a timely basis Internet security solutions that effectively protect against new security threats, our competitive position, reputation and business prospects could be harmed.

Similarly, the endpoint security market is dynamic, characterized by new technologies and access points to the Internet, which also require protection from hackers and cybercriminal attacks. Responding to the challenges posed by these new platforms and their corresponding new threats can be difficult and may require significant reengineering of our software. We may therefore fail, or be perceived as failing, to provide solutions for these new technology platforms as threats to them arise, which could harm our competitive position, reputation and business prospects and would have an adverse effect on our business, financial condition and results of operations.

The value of our products and online services is partially dependent on the quality of our support services and our failure to offer adequate or cost-effective support services could have an adverse effect on our reputation and results of operations.

Our users depend on us and, to some extent, on our user community, to resolve installation, technical or other issues relating to our software solutions and services. We consider a high level of service to be critical for the successful marketing and adoption of our software as well as for retaining our existing users. In providing the required level of service, we rely in part on the feedback and knowledge shared through our active online user community. Also, we have outsourced certain elements of our consumer support functions to third-party service providers, which may fail to perform at the level specified in our contracts with them. We also now provide a service where free user support is available for free users in certain geographies. If we, our user community or our third-party service providers do not provide accurate technical assistance or otherwise succeed in helping our users resolve issues related to the use of our software solutions and online services, we may experience a decline in customer goodwill. Historically, service failures have been remedied with little or no financial impact. However, there can be no assurance that service failures will not occur in the future that could harm our business and reputation. Similarly if we are unable to successfully operate the model for free user support for free users or the basis for the operation of that model changes, then our financial results may be negatively impacted or we may need to discontinue that service, which could harm our reputation.

We depend on download sites and search engines to attract a significant percentage of our users and if those sites or search engines change their listings, increase their pricing or experience a material reduction in their online traffic, our ability to attract new users would be adversely affected. We may also be subject to cybersquatting that could harm our reputation or operating results.

Many of our users locate our products and online services and our website through download sites and search engines. A significant number of new users of our endpoint security solution acquire that software through the many download sites that features our products such as CNET’s Download.com website. If any of our key download sites cease to feature or carry our solutions or traffic to them declines, fewer potential users may download our products, particularly our AVG Anti-Virus Free Edition. Search engines typically provide two types of search results – algorithmic and purchased listings – and we rely on both types. Algorithmic listings cannot be purchased and are determined and displayed based on criteria formulated by the relevant search engine. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If the search engines on which we rely for algorithmic listings modify their algorithms in a manner that reduces the prominence of our listings, fewer potential users may click through to our websites, requiring us to resort to more costly methods of attracting this traffic. Furthermore, the majority of our traffic from search engines came from two sources, Yahoo! and Google. This traffic is unrelated to our agreement with Google to steer search queries to Google in connection with our dynamic secure search solution. The concentration of search traffic from a few search engines increases our vulnerability to potential algorithm modifications by that search engine. Any failure to replace the traffic to our website coming from search engines could reduce our revenue or require us to increase our customer acquisition expenditures.

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

We may have in the past and could in the future combine our proprietary software with open source software in such a way that, under certain open source licenses, we may be required to release the source code of our proprietary software. In addition to risks related to open source license requirements, usage of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the open source software. We cannot be sure that all open source code is submitted by our developers to our internal review process for approval prior to its inclusion in our products. Any of the risks associated with the usage of open source software may be difficult to eliminate or manage and could, if not properly addressed, negatively affect our business.

Regulation of the platforms for application distribution and installation by industry players like Google and Apple and industry standards organizations could substantially harm our operating results and business.

Distribution, installation, design and operation of our products is subject to guidelines controlled by third parties, such as Google, Apple, Microsoft and Mozilla, who control the platforms and environments in which our products operate. In recent years, these guidelines have become stricter and more frequently enforced. For example, certain search engine companies have made and may in the future unilaterally make changes to their policies and guidelines, such as deciding to make all acceptances of such products ‘opt in’ rather than ‘opt out’, which negatively impacts our acceptance rates, our active user base and a source of search revenue. These changes could require us to modify or suspend certain activities relating to our toolbar or search solutions, which could be costly for us to implement, lead to a reduction in the number of search customers and impact revenue. Additionally, certain mobile phone operating systems have continued to make changes to their app store guidelines which have resulted in an increased risk of applications being removed and features limited.

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

We rely on software licensed from third parties to offer some of our services and software solutions. In addition, we may need to obtain future licenses from third parties to use intellectual property rights associated with the development of our solutions, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any third-party software required for the development and maintenance of our solutions could result in interruptions or delays in the provision of our solutions until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or an interruption in our solutions which could result in legal disputes, claims and proceedings, including class action lawsuits, and harm our business.

In addition to our direct sales and distribution channels, we rely on third-party distributors and resellers to sell or distribute our software. If we fail to sell or distribute our products effectively through our third-party distributors and resellers, our results of operations could be adversely affected.

Software sales made indirectly through third-party distributors and resellers accounted for 18% of our total revenue in 2015. Although, the revenue from this sales channel may decline, we expect this sales channel to continue to represent a significant portion of our total revenue, particularly as our SMB business continues to develop. We have limited control over the amount of software that these indirect sales partners purchase from us or sell on our behalf. Weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay or fail to meet their payment obligations to us. Furthermore, a change in the credit quality of one of our distributors or other counterparties can increase the risk that such counterparty is unable or unwilling to pay amounts owed to us, which could directly or indirectly (through a disruption in our distribution network) have a material adverse effect on our business results. Any material decrease in the volume of revenue generated by our indirect sales channels could adversely affect our revenue and results of operations.

With the acquisition of Location Labs in 2014, we also acquired a mobile network channel which includes several MNOs. These MNOs sell the products and services of Location Labs to their own customers by promoting them under their own brands and not under Location Labs’ brands or AVG brand. While we have certain contractual rights under these MNO agreements, we cannot control the behavior of the operators, and the operators could make changes in their distribution, advertising or pricing which could negatively impact our user acquisitions and revenue.

While we believe we conduct appropriate due diligence on our sales partners, we may not be able to monitor their activities for regulatory or contractual compliance, and their actions may jeopardize our reputation. Furthermore, certain national regulations could require licenses from governments or government agencies for the use of our products and these regulations may limit our penetration of certain markets by us or our indirect sales partners. For instance, we were required to obtain a business license to begin distribution of our products in China, which entailed defining the scope of our business and would require a revised license if that scope changed. China is the only jurisdiction important to our business in which we have sought a license to date, but developments such as release of new products, entry into new markets or regulatory changes in existing markets could oblige us to seek additional licenses in other jurisdictions in the future. If we violate the terms of a required license, it could cause us to lose the license, damage our reputation or require the reorganization of our distribution model.

While we have standard contract terms for our third-party distributors and resellers that allow those parties the flexibility to decide (subject to export regulations and international sanctions) where to sell our solutions and the price at which they are sold, some of our distribution and resale contracts contain provisions relating to exclusivity or allocation of territories, minimum price requirements or termination payments. Challenges to these provisions, regardless of merit, could divert management’s time and attention and have a material adverse effect on our financial condition and results of operations. This risk may be highest among third-party distribution contracts that we may seek to terminate.

Any material disruption of our relationships with major providers of Internet distribution services, including Akamai and Amazon, and payment services could adversely affect our business.

Third parties supply us with certain products and services that are integral to our business. As we expand into the cloud, we are adopting additional services provided by third parties. We are also developing relationships with third parties for our e-commerce delivery and customer relationship management (CRM) systems. For example, Akamai distributes our security software, software updates to our active users and accelerates and caches our web pages. We consider the possibility of Akamai failing to be remote and we have not developed a formal back-up or business continuity plan in the event of Akamai’s failure. If Akamai’s systems were to fail, we would be able to accommodate the distribution of our software and software updates on our own systems, but the delivery of our content would be significantly slower or we could switch to other outside vendor. We use Amazon Web Services (AWS) as a Platform-as-a-Service for our AVG Zen product and AWS is a strategic platform for our future products. Our dependence on AWS is growing and its services, and those provided by other third parties, are important to our business. Accordingly, any disruption in the relationship between us, Akamai and AWS or between us and one of our Internet payment service providers, including any disruption of service, or the existence of any dispute, may harm our business and results of operations.

We are incurring significant costs in our attempts to address the emerging mobile market and may not succeed in those attempts to penetrate or monetize that market.

Individuals spend increasing amounts of time on smartphones, tablets and other mobile devices and less on PCs, and we believe this trend will accelerate. In order to increase mobile market penetration, we have grown both organically through developing products internally and inorganically through acquisitions. As the majority of our revenue currently comes from PC-based products, we consider the acquisition and monetization of users in the mobile space and the cross-monetization of users across all devices to be key for our future development. As of December 31, 2015, we had 102 million users in the mobile space, primarily users of smartphones. While this mobile user number has grown significantly over the last few years, this number declined in the fourth quarter of 2015 as compared to the third quarter of 2015 due in part to increased competition, changes to the Google Play market and a significant slowdown in the number of smartphones being shipped. We have moved our focus to acquiring and retaining mobile users in markets where we anticipate revenue opportunities either directly from mobile, indirectly through cross-platform sales through our AVG Zen platform and through our mobile network channel. We anticipate that this change of focus will lead to a reduction in the number of mobile users in 2016. There is no guarantee that will be able to monetize the mobile user base by increasing conversion rates or driving more revenue per user. Trends in mobile are fast moving and may differ from our predictions and we may therefore design irrelevant or unwanted products which customers may not wish to use or buy. Competition is increasing for mobile users, which is exacerbated by the slowdown in mobile phone shipments in the fourth quarter of 2015 that we anticipate to continue in 2016. User churn in mobile products differs materially from churn in PC products and varies widely across markets and our systems may not be able to track such churn effectively, leading to incorrect investment decisions. Commercial, privacy and such other laws and regulation may continue to affect trends in the mobile market, and our ability to attract and retain users may require additional effort and cost to comply and compete in this sector. Any one of these factors or a combination of these factors may make our move into mobile unsuccessful and materially harm our business, financial condition and results of operations.

Adverse conditions in national and global economies or adverse information technology spending trends in the consumer and SMB markets may adversely affect our business and financial results.

National and global economies have recently experienced a prolonged downturn and the future severity of adverse economic conditions and the length of time such conditions may persist is unknown. In particular, ongoing concerns about sovereign and corporate debt in China, the European Union (EU) and the United States have increased economic uncertainty and raised the possibility of further disruption in the global capital markets. In addition, uncertainty surrounding the potential exit of the United Kingdom from the EU may have a significant impact on the global economy and foreign exchange rates. During challenging economic times, periods of high unemployment and in tight credit markets, many of our users may delay or reduce technology purchases. This is true of both consumers and SMBs, whether independent or part of a network. Such delays or reductions in purchasing could result in reductions in sales primarily of our online services, as well as our products, difficulties in collecting our accounts receivable, slower adoption of new technologies, lower renewal rates and increased price competition.

Other trends (whether the result of economic factors or otherwise), such as reduction in interest in our products leading to declines in traffic to our sites, declines in the demand for PCs, slowing numbers of mobile phone shipments, servers and other computing devices, or softness in small business and consumer information technology spending, could have similar effects. Nearly all of our revenue is currently derived from our PC users and there has been a global slowdown in PC shipments as consumers and businesses switch to mobile devices. The persistence of any of these conditions would likely harm our business, operating results, cash flows and financial condition.

In 2015, a significant part of our total revenue was comprised of sales into the United States and we are therefore exposed to economic conditions in the United States. While the strength of the U.S. dollar has improved, there is continuing economic uncertainty, including a significant tightening of credit markets, following the financial crisis. Any continuation of or deterioration in economic conditions or a reduction in consumer or small business information technology spending for any reason could result in a downturn in sales of our premium software solutions or adoption of our online services such as our hosted SaaS offering, which, in turn, could have a material adverse effect on our growth, business, revenue and results of operations.

Risks relating to systems and business disruption

Our current systems, procedures and staffing may not be adequate to support our future operations and growth.

We have recently experienced a period of significant expansion in our business operations, business model and routes to market, which is ongoing. We plan to pursue a strategy of continued expansion, which has required and will continue to require substantial managerial and financial resources particularly. Our current systems and procedures may not be adequate to support our future operations and our staffing will likely also require significant restructuring. To accommodate our recent and future growth, we must continue to expand our operational, engineering and financial systems, particularly our IT infrastructure, improve our accounting and other internal management procedures and systems and hire employees with broader skill sets. We plan to revise our IT infrastructure by transferring our ecommerce delivery platform and CRM system to third party providers in the near future and improve our IT support systems. If we fail to manage our growth adequately, to adapt our operational, financial and management information systems and IT infrastructure, or to motivate or manage our employees effectively, the quality of our products and the management of our operations and costs would suffer, which could adversely affect our operating results. Furthermore, like many peer companies, we engage contractors as well as employees. There is some risk that relevant authorities, both in jurisdictions where we have well-established operations and those we have recently entered, could seek to reclassify our arrangements with certain contractors as employment relationships, with potentially adverse tax and regulatory consequences.

The extent and scope of the system changes we intend to implement may divert management attention, entail substantial costs and take significant time to complete. At the same time, we are seeking to rationalize our financial operations and increase automation while reducing costs. These changes may not, however, be effective in maintaining the adequacy of our business delivery, operations or reporting and control environment as our business grows, and any failure to maintain that adequacy, or consequent inability to provide accurate data from which we derive our key metrics, or monitor business developments on a timely basis, could have a material adverse effect on our ability to grow the business.

We may not be able to integrate businesses we have acquired or may in the future acquire, and those acquisitions may fail to provide us with the benefits we anticipated.

We have acquired and made investments in other companies and services to expand our technology capabilities, our product breadth and functionalities, our user base and our geographical presence, and we intend to continue to make acquisitions and investments in the future, which may be of a more significant magnitude than the ones we have undertaken historically such as Location Labs and Norman Safeground in 2014, and Privax in 2015. The integration of acquired businesses and their operations, technologies and products involves the incurrence of acquisition costs and may expose us to liabilities, including unanticipated liabilities and tax liabilities, operating difficulties and expenditures associated with the assimilation and retention of employees of the acquired business, acquisition of related legal contingencies, risks related to maintaining procedures, controls and quality standards and other risks and difficulties. These difficulties may increase relative to the size of an acquisition. We may not be able to achieve the anticipated benefits from any acquisition or investment and the consideration paid for an acquisition or investment may also affect our financial results. Such acquisitions and investments could divert management’s time and focus away from operating our business and may require resources needed in other parts of our business. The financing of acquisitions or strategic investments may require us to use a substantial portion of our available cash, raise debt, which would increase our interest expense, or issue shares or other rights to purchase shares, which may result in dilution to existing shareholders and decrease our earnings per share. Moreover, acquisitions may result in write-offs, restructuring charges and the creation of goodwill and other intangible assets that are subject to regular impairment testing, which could result in future impairment charges. All of these factors could adversely affect our business, results of operations and financial condition.

Our current operations are international in scope and we plan further geographic expansion, creating a variety of operational challenges.

Our offices, personnel and customers are dispersed around the world. We face difficulties including costs associated with developing software and providing support in many languages, varying seasonality patterns, potential adverse movement of currency exchange rates, longer payment cycles and difficulties in collecting accounts receivable in some countries, tariffs and trade barriers, a variety of regulatory or contractual limitations on our ability to operate, adverse tax events, reduced protection of intellectual property rights in some countries and a geographically and culturally diverse workforce and customer base. The geographic distribution of employees in particular has expanded over time and we plan to continue this expansion as we move employees away from our traditional operational center in the Czech Republic. Our acquisition of Privax added offices in England and Serbia. Failure to overcome any of these difficulties could negatively affect our results of operations.

Our business relies on the significant experience and expertise of our key management and technical staff and we must continue to attract and retain highly skilled personnel in order to grow our business successfully.

Our future performance depends on the continued service and performance of our key management and research and development and sales personnel. We may fail to retain key management and research and development and sales employees, or to attract the qualified staff needed to manage and grow our business. We may also fail to attract and retain highly qualified technical, services and management personnel in the future, or may face time-consuming and costly integration of replacement personnel.

As a consequence of the need to attract and retain highly-skilled personnel and given the technology focus of our business, our legal entities, operations and management team are widely spread throughout our offices. For example, we have significant operations throughout Europe, the United States and Canada and the placement of our management team reflects this distribution. This could result in the business not running as smoothly as if all employees and management were situated in one location.

As a result of the continuing evolution of the business we are also evolving the senior management team. In 2015, we have had significant changes in management, including the departure of the chief technical officer, the chief marketing officer and the head of our SMB business segment. As announced on November 4, 2015, we have initiated a chief financial officer transition to take place in 2016. Failure to integrate the new team in an effective manner could have material negative impact to our results of operations.

Our software products and IT infrastructure may be subject to intentional disruption or cyber-attack that could harm our operations, reputation and future sales.

We have been the target of spam attacks on our email addresses, denial of service and other sophisticated attacks on our websites, mail system and firewalls. Although we invest in cyber security measures and we believe we have sufficient controls in place to prevent intentional disruptions or to regain control following such an attack, we expect to be an ongoing target of attacks specifically designed to impede the performance of our products. So far, none of these attacks have materially impacted our financial results. Similarly, experienced computer programmers, including programmers on our staff, could attempt to exploit weaknesses in our computer systems, penetrate our network security or the security of our solutions and misappropriate proprietary information or cause interruption of our services. As the techniques used by such computer programmers to access or sabotage IT infrastructure become more sophisticated, change frequently and or are not recognized until launched against a target, we may be unable to anticipate these attacks. In addition, hackers have created pirated versions of our software, malware that attacks our software after it has been downloaded onto customers’ computers and malware that deceptively assumes our brand name and imitates the interface of our software, encouraging our users and potential users to download it in place of our software. We may face legal liability, our activities could be adversely affected and our reputation, brand and future sales could be harmed if these intentionally disruptive efforts are or are perceived to be successful.

False detection of viruses or other security or privacy threats by our products and online services could adversely affect our business.

Some of our solutions identify threats by “behavioral monitoring,” which is a methodology that seeks to identify threats by their behavior rather than scanning for malicious code. There are inherent inaccuracies in the detection of threats based on behavioral monitoring and as a result, our anti-virus and other Internet security services may falsely indicate the presence of viruses and other threats that do not actually exist even when these programs are working correctly. These “false positives” may impair the perceived reliability of our services and may therefore harm our market reputation. Also, our anti-spam and anti-spyware services may falsely identify emails or programs as unwanted spam or potentially unwanted programs, or alternatively fail to properly identify unwanted emails or programs, particularly as spam emails or spyware are often designed to circumvent Internet security software. Parties whose emails or programs are blocked by our services may seek redress against us for labeling them as spammers or spyware, or for interfering with their business. In addition, false identification of emails or programs as unwanted spam or potentially unwanted software may reduce the popularity and adoption of our services. Also, since our launch of our Do-Not-Track functionality we may falsely identify and block tracking advertising networks or websites. If our system restricts important files, applications or tracking advertising networks or websites based on falsely identifying them as malware or some other item that should be restricted, this could adversely affect customers’ systems and cause material system failures. Any such false identification of important files, applications or tracking advertising networks or websites could result in negative publicity, loss of customers and sales, increased costs to remediate and costly litigation.

We may be required to expend significant resources both to protect us against system architecture and network failure and disruption and to enable us to grow or sustain our business.

Our core web server content is stored in four data centers, which are located in Amsterdam, London, Toronto and Prague. Virus definition files are sent to Akamai Technologies GmbH, a content delivery network, for distribution to our customers and backed up at our primary and secondary data centers, which are located at separate sites for redundancy purposes. While we have disaster recovery plans for critical business systems, we currently do not have written or formal business continuity plans with regard to our virus research and systems in general. Furthermore, our systems are composed of various components which were not designed to interoperate with one another, potentially leading to significant system breakdowns. Although we believe we have the technical knowledge necessary to mitigate problems relating to our systems and system architecture, we may at any time be required to expend significant capital or human resources to protect ourselves against network failure and disruption, including the replacement or upgrading of our existing business continuity systems, procedures and security measures. In addition, our evolving business model and growth plan will require expansion and upgrading of our systems to support additional users, localities, products and online services.

If replacements, expansions, upgrades and/or other maintenance are not implemented successfully or completed efficiently, or there are operational failures, the quality of our product portfolio and service experienced by our users will be adversely affected. If, as a result, users were to reduce or stop their use of our Internet security solutions, this could have a material adverse effect on our operations, financial performance and business prospects.

Risks relating to Government, Legal & Compliance

Our failure to adequately protect personal data and information processed by us or to comply with applicable laws, regulations and other obligations relating to privacy and data security could have a material adverse effect on our business.

A wide variety of provincial, state, national and foreign laws, regulations and industry standards apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data and information. These data protection and privacy-related laws and regulations are evolving and subject to increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Most recently, in December 2015, the European Parliament informally agreed to adopt the EU General Data Protection Regulation (GDPR). Once formally adopted, the GDPR will come into effect in 2018, increasing data security compliance obligations and consequences, including significant fines for organizations, located within or outside of the EU, when offering services in the EU. In addition, in October 2015, the Court of Justice of the European Union invalidated the U.S. Safe Harbor mechanism, which allowed the transfer of personal data from the EU to the United States even though the United States did not meet the EU data protection standards. As a result, U.S. companies transmitting data between the EU and the United States can no longer rely upon the U.S. Safe Harbor mechanism and will need to put additional safeguards in place.

Evolving and changing definitions of personal data and information, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the use or sharing of personal data and information. For example, Google recently proposed a new definition of what constitutes personal data. If this new definition is applied to restrict access to the Google Play Store, there could be a significant effect on what data our products can collect and how they are built, which could decrease our revenue and increase re-engineering costs. We offer a privacy product which monitors consumers’ exposure to potential privacy breaches.

As a provider of privacy products, any breach of the regulations or loss of personal data and information would have a potentially negative impact on our reputation in the privacy and security market. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our products and services by current and future customers. By acquiring Location Labs in 2014 and Privax in 2015 and integrating the product portfolios, this risk has increased due to our greater exposure in the highly- regulated telecommunications sector and due to national security agencies’ heightened interest in private internet access.

Failure to comply with applicable laws and regulations, or to protect such personal data and information, could result in enforcement action, including fines, imprisonment of Company officials and public censure, claims for damages by customers and other affected individuals, damage to reputation and loss of goodwill (both in relation to existing customers and prospective customers, suppliers and employees), any of which could have a material adverse effect on our operations, financial performance and business prospects.

We are subject to a wide range of privacy laws, which have become increasingly stringent.

We collect and process personal data as part of our business. In addition, a majority of our online customers purchase our services online with a credit card. As a result, we must comply with both data protection and privacy laws and standards adopted by credit card issuers. Those laws and standards regulate and restrict our ability to collect and use personal data and information relating to customers and potential customers. This could impact our strategy for future growth, which involves greater interaction with our customer base, as regulations increasingly impacting our ability to monitor our customers’ interaction patterns.

In addition to the GDPR, we see an increase in country-specific requirements that companies notify their customers and/or government authorities in the event of a data breach. For example, recent changes in the Dutch Data Protection Act have introduced administrative fines of up to €820,000 or 10% of a company’s annual net turnover for non-compliance, including with its data breach notification duty. Furthermore, administrative fines for non-compliance with the Dutch direct marketing, spam and cookie legislation will double as of the July 1, 2016.

Furthermore, the requirements imposed by data protection laws and regulations in one jurisdiction can conflict with laws and regulations, and the demands of regulators and other governmental authorities, in other jurisdictions. For example, U.S. authorities can demand access to data that is accessible to or controlled or collected by our group companies. If any of this data includes personal data and/or confidential information, it is possible that any such disclosure could cause us to breach data protection and privacy laws and regulations in one or more member states of the EU or other jurisdictions. These developments in laws and regulations, and any future developments, could require additional effort in the handling of data once collected, make us liable for, or failure to promptly detect, breaches of data protection and privacy laws and regulations; impact our current data collection model and plans to optimize on its financial potential; and impact on our ability to build additional commercial partnerships.

We are exposed to risks associated with payment card fraud and payment processing.

Our customers use credit and debit cards to pay for our services and products. We may suffer losses as a result of orders placed with fraudulent payment cards. We, our payment services providers, contracted support partners, reseller network and other partners may not have the means to detect or control payment fraud, which could have an adverse effect on our results of operations. The secure transmission of cardholders’ data and sensitive authentication data is essential to maintain customer and supplier confidence in us. Advances in technology or other developments could make it possible to compromise or breach the technology that we use to protect subscriber and transaction data. It is possible that our security measures may not prevent security breaches, and we may be unsuccessful in protecting against these potential exposures. In addition, we are obligated to maintain full adherence to the Payment Card Industry Data Security Standard (PCI DSS), which is a worldwide information security standard developed by payment card issuers and the Payment Card Industry Data Security Standards Council. Noncompliance or even a perceived breach of these standards could subject us to sanctions, potential liability from banks, card holders and others and required disclosure of the occurrence of such incidents, potentially causing reputational damage to our business. Even if we comply with all of the above regulations, we depend on payment cards authorization procedures that are conducted by third parties and beyond our control.

In addition, we rely on third parties to provide payment processing services, including the processing of payment cards, and it could disrupt our business if these companies become unwilling or unable to provide these services to us on commercially reasonable terms or at all. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted or otherwise make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept payment card payments from our customers or process or facilitate other types of online payments, and our business and operating results could be adversely affected.

Our data security defenses could be breached.

Notwithstanding our efforts to secure our IT, data security and other systems, we are exposed to the risk that this personal data and/or sensitive information could be wrongfully accessed or used, whether by employees, customers or other third parties, or otherwise lost or disclosed or processed in a manner that violates applicable data protection laws and regulations. For example, the business that Location Labs operates requires it to get consent for and store location data with respect to children of subscribers on our servers, as well as other potentially identifiable information that is potentially more attractive to hackers than the data we had previously been collecting, which may increase the likelihood of attempted attacks against us. Any breach of security of this or other personal or unauthorized access to customer data would negatively impact our credibility and could result in a negative impact on our brand.

In certain jurisdictions where we operate as a data controller, we are under an affirmative legal obligation to notify the appropriate government authorities or data subjects in circumstances where personal data and information may have been wrongly accessed or used, or otherwise lost or disclosed. Efforts to mitigate and comply with such laws, and even the perception of a data breach, increase the risk that such incidents will lead to sanctions (including fines and other penalties), claims by data subjects and disclosure leading to public knowledge of the breach, potentially causing reputational damage to our business. We may be subject to such security breaches, leading to reputational or direct economic damages. We may also be unable to provide adequate systems or controls to allow us to effectively mitigate the impact of such breach or may not have adequate preventative or detective controls to allow us to fulfill our disclosure obligations in a timely manner, all of which could impact our business significantly. Our cyber security insurance coverage may be inadequate or future coverage may be unavailable on acceptable terms or at all.

Regulation of the Internet and the lack of certainty regarding application of existing laws to the Internet could substantially harm our operating results and business.

We are subject to laws and regulations applicable to doing business on the Internet over both PCs and mobile devices. It is often not clear how existing laws governing issues such as property ownership, sales tax and other taxes, libel and personal privacy apply to the Internet as these laws have in some cases failed to keep pace with technological change. Recently enacted laws, including consumer protection and other laws, governing the Internet could also impact our business. For instance, existing and future regulations on taxing Internet use or transactions or restricting the exchange of information over the Internet could result in reduced growth or a decline in the use of the Internet and could diminish the viability of our services. Furthermore, VPNs are potentially subject to a wide range of laws and regulations across the world, including many that have not to date been used against VPN providers. An adverse application of these laws could potentially result in significant liability to us. Moreover, it is possible that governments of one or more countries may censor, limit or block certain users’ access to our websites. Changing legal, regulatory and industry standards and industry self-regulation regarding the collection, use and disclosure of certain data may have similar effects. Any such adverse legal or regulatory developments could substantially harm our operating results and our business.

In the past, we discovered that we and our resellers sold or provided occasional inadvertent distributions of certain products to a small number of users in countries that are the subject of United States export control economic sanctions, resulting in possible inadvertent violations of certain export controls laws and sanctions in the past. Despite having controls in place, we cannot guarantee that we will not violate such laws in the future.

Because our products are commercial and classified for export purposes in a way to allow very liberal exportability around the world, and in many cases are openly available to the public as mass market products, at times without charge, there are applicable exceptions isolating us from liability when exporting certain products into certain embargoed countries. We have implemented and continue to improve on an export compliance program which is intended to prevent access to our products by users whose names appear on the restricted lists administered by various U.S. government agencies and to users located in countries embargoed or sanctioned by the United States if a usable exception does not exist.

We discovered that we and our resellers sold or provided certain products to a small number of users in countries that are the subject of U. S. export control economic sanctions. We filed a voluntary self-disclosure with the U. S. Office of Foreign Assets Control (OFAC) and the Bureau of Industry and Security (BIS) to report the occasional inadvertent distributions of our products into the U.S. embargoed countries during the five years before our initial public offering (IPO). In December 2011, we received a cautionary letter from OFAC and in November 2013, we received a standard warning letter from BIS, without fines or penalties. We implemented a remediation plan, and the matter was closed by the U.S. government without the imposition of any fines or penalties.

There can be no assurance that our export compliance policies, procedures, practices and controls will be effective to prevent future violations. If we are found to be in violation of U.S. export regulations in the future, we may need to file a similar voluntary self-disclosure and could face criminal and civil penalties and reputational harm which could have a material adverse effect on our business and financial results.

We are and could be subject to further claims for infringing third-party intellectual property rights, which could adversely affect our business.

Because of the nature of our business, including development and acquisition of intellectual property rights and the hiring of employees formerly employed by competitors, we are and could become further subject to claims, some of which could be material, of infringement by competitors and other third parties with respect to current and future software solutions, patents, trademarks, copyrights, licenses or other intellectual property rights. In addition, we license and utilize certain third-party proprietary or open source software as part of our solutions offering. If an author or another third party that distributes such third-party or open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, required to disclose and/or provide part of the source code of our proprietary software for no fee, enjoined from the sale of our services, and/or required to comply with conditions that could disrupt the distribution and sale of some of our services.

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

To the extent customers improperly use our services to access material illegally or without proper license, we may face infringement claims from third parties, which could be require us to defend litigation and incur significant legal expenses.

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

Protection of our intellectual property rights and trade secrets is currently limited, and we may encounter difficulties in enforcing these rights. Any misuse of our intellectual property rights by others could adversely affect our revenue and results of operations.

Proprietary technology used in our software is important to our success. Currently we have several patent applications pending in various jurisdictions. To protect our intellectual property rights related to our software, products, services, solutions and development, we have to date focused primarily on patents, trademarks, and copyrights, the assignment of rights to inventions, confidentiality procedures and protections afforded by contractual provisions with our partners, employees and consultants and trade secret protection. We seek to protect our software, trade secrets and proprietary information, in part, by generally requiring our employees and consultant contractors to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by, or providing consulting services, to us. We also enter into non-disclosure agreements with our distributors, resellers and other business partners to protect our confidential and proprietary information.

Any patents that have been granted to us or may be granted may be opposed, declared invalid, or contested or designed around by a third party, or may be subject to other limitations. We therefore may not receive significant competitive advantages from any patent rights that have been or that may ultimately be granted to us. In addition, there can be no assurance that our confidentiality agreements with our employees and third parties will not be breached, that we will be able to effectively enforce these agreements, that we will have adequate remedies for any breach or that our trade secrets and other proprietary information will not be disclosed or otherwise cease to be protected. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing or misappropriating our intellectual property rights and using our technology for their competitive advantage. We likewise may be unable to prevent former employees from misappropriating our proprietary information. Any such infringement or misappropriation could have an adverse effect on our business, results of operations and financial condition.

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

Risks relating to Finance

Our share price has been and may continue to be volatile and the value of an investment in our ordinary shares may decline.

Actual or anticipated fluctuations in our quarterly financial or operating results, the risks described above and additional factors listed below, some of which are beyond our control, may cause significant volatility in our share price. These additional factors include:

•	the failure of financial analysts to cover our ordinary shares and bonds or changes in financial estimates by equity or credit analysts;

•	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our ordinary shares or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales or expected future sales of our ordinary shares by our company or by historically large shareholders;

•	articles in the media sourced by investors in relation to their potential interest in relation to our company;

•	our involvement in litigation;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in our estimation of future performance of the company and the dynamics of markets we operate in; and

•	investor perceptions of us and the industries in which we operate.

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

As a public company, we are required to comply with changes in applicable laws and regulations relating to processes and controls. The Sarbanes-Oxley Act and rules of the United States Securities and Exchange Commission, or SEC, and the New York Stock Exchange, or NYSE, impose various requirements on public companies beyond establishment and maintenance of effective disclosure and financial controls. We will need to continue to strengthen our internal procedures in a range of areas to comply with these standards. Similarly, our financial statements were prepared and will continue to be prepared in accordance with international financial reporting standards as adopted by the EU and in accordance with Dutch law to comply with the Dutch statutory requirements, and since our IPO, we have prepared and will continue to prepare our financials under U.S. GAAP for purposes of our reporting as a foreign private issuer in the United States as well. Compliance with these laws and standards will continue to increase our legal, insurance and financial compliance costs and consume staff and management time, potentially harming our business and financial position.

We have identified a material weakness in our internal controls over financial reporting which could, if not remediated, result in material misstatements in our financial statements.

We must ensure that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis. Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. In the first quarter of 2014, our public float exceeded and remained above $700 million at measurement date of June 30, 2014. Therefore, we no longer met the criteria to file as an “Emerging Growth Company” and consequently we lost our exemption under the JOBS Act. As such, we are required to obtain a report from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

We concluded that our internal controls over financial reporting were not effective as of December 31, 2015 due to the material weakness disclosed in Item 15 of this Annual Report. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

We are taking specific steps to enhance our internal control environment and remediate the material weakness by implementing our information technology strategy to reduce the number of operating systems, to continue to enhance our systems and data architecture and to remain focused on standardized solutions and preventive controls.

If our remedial measures are insufficient to address the material weakness we may be unable to accurately report our financial results, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. In addition, if we are unable to successfully remediate this material weakness or produce accurate and timely financial statements, the market price of our ordinary shares may be adversely affected and we may be unable to maintain compliance with NYSE listing requirements.

Any projections of any evaluation of the effectiveness of internal controls to future periods are subject to the risks that controls may become inadequate because of changes in business conditions or the degree of compliance with existing policies or procedures may deteriorate. Ongoing maintenance and improvement of our system of internal controls and testing and remediation of the material weakness will entail substantial costs. Acquisitions, our rate of growth, and changes in our business strategy and reporting have made and are expected to continue to make the implementation of effective internal control over financial reporting more costly.

As part of the process of integrating the businesses we have acquired, we are also evaluating and, where appropriate, implementing internal controls, including with respect to Privax, which may entail substantial costs.

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

We are exposed to translational risk resulting from our international sales and purchases denominated in currencies other than U.S. dollars and the resulting foreign currency balances held on our balance sheet. At the parent company level, our reporting currency is the U.S. dollar and revenue and costs are reported in U.S. dollars. The majority of our revenue is earned in U.S. dollars. Euros and British pounds and to lesser extent in other currencies, such as the Australian dollar, Canadian dollar, Norwegian krone, Swiss franc, Brazilian real and Czech crown. A substantial portion of our costs are incurred in currencies such as U.S. dollar, Euro, Czech crown, British pound, Israeli shekel, Norwegian krone and Canadian dollar.

In addition, we are exposed to transaction currency risk from fluctuations in exchange rates between the U.S. dollar and the aforementioned currencies. We enter into foreign exchange contracts to hedge both balance sheet and net cash-flow exposures. These hedging arrangements may not fully reduce the currency risk, and as a result, exchange rate fluctuations could adversely affect our results of operations and financial condition. We do not hedge exposures resulting from translation of balance sheets and income statements denominated in currencies other than the than the U.S. dollar.

Our indebtedness could affect our financing options and liquidity.

In October 2014, we entered into a credit agreement with Morgan Stanley Senior Funding, Inc., HSBC Securities (USA) Inc., HSBC Bank Plc and HSBC Bank USA, N.A which comprised a term loan facility of up to $200 million (Term Loan) and a $50 million revolving credit facility (RCF). In December 2014 the Term Loan was increased to $230 million. The facilities were primarily used for the acquisition of Location Labs, but may also be used for other general corporate purposes, including future acquisitions. No amount was drawn on the RCF as of December 31, 2015 and the amount drawn on our Term Loan as of December 31, 2015 was $227.7 million. This credit facility replaced the Revolving Credit Facility of $50 million with HSBC Bank Plc, dated April 25, 2013.

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

Risks relating to Tax

We may become subject to unanticipated tax liabilities that have a material adverse effect on our results of operations.

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

Changes in international or national tax laws and regulations or challenges by various tax authorities to our international structure may increase our effective tax rate and adversely affect our reported earnings and results of operations.

We are a Dutch public limited liability company holding subsidiaries that operate in multiple jurisdictions in addition to the Netherlands, including the United States, Czech Republic, Germany, Cyprus, United Kingdom, Israel, France, Australia, Canada, Switzerland, China, Spain, India, Norway, Denmark, Sweden, Brazil, Finland, Serbia, Guernsey, Malta and Ukraine. We have undertaken, and may in the future undertake, internal re-organizations which alter the proportion of people, resources and revenue in any given jurisdiction over time.

We determine the amount of taxes we are required to pay based on our interpretation of the applicable laws and regulations in the jurisdictions in which we operate and our application of the general transfer pricing principles to our cross-border intercompany transactions. Many countries’ tax laws and international treaties impose taxation upon entities that conduct a trade or business or operate through a permanent establishment in those countries. However, these applicable laws and treaties are subject to interpretation. Changes in such tax laws, regulations, related interpretations and tax accounting standards in any of these jurisdictions may result in a higher tax rate on our earnings, and the tax authorities in these countries may contend that a greater portion of the income of the group should be subject to income or other tax in their respective jurisdictions. Governments are increasingly considering tax law changes as a means to cover budgetary shortfalls resulting from the recent economic environment. Furthermore, in 2015 the Organization for Economic Cooperation and Development published its final Base Erosion Profit Shifting (BEPS) reports as a result of which some countries have already started to implement the BEPS recommendations into local proposals. If such proposals were enacted, or if modifications were made to certain existing tax treaties, or if tax authorities were to change their interpretations of such existing laws or treaties, the consequences may have a material adverse impact on us. Potential tax questions, audits or investigations, even if decided in our favor, may result in a significant diversion of employee time and an increase in our tax compliance costs. Moreover, tax audits may expose us to potential adverse tax consequences, including interest payments and potential penalties.

EU state aid investigations by the European Commission may lead to increased tax obligations.

The European Commission has launched investigations into whether certain rulings by tax authorities in Luxembourg, Ireland and the Netherlands comply with state aid restrictions in the EU. Under EU law, certain types of state aid are not permissible, and selective tax advantages for particular taxpayers may constitute state aid under those rules. The investigations examine whether rulings given to particular taxpayers provide undue advantages to those taxpayers. If a ruling is determined to constitute state aid that is incompatible with EU law, the taxpayer may be required to repay that aid, i.e. essentially, the taxes that would have been due in the absence of the state aid. If the European Commission starts investigations and successfully challenges our Dutch tax ruling, we could be subject to increased tax obligations.

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

We have adapted our systems and processes to comply with new value-added tax (VAT) regulations in the EU entered into force as of January 1, 2015, and any failure to comply could have an adverse effect on our reputation and business.

Effective January 1 2015, all businesses that supply e-services, broadcasting or telecommunications services to EU consumers are required to charge VAT at the rate of the member state where the customer is based, instead of at the rate where the business is based. These changes are the final phase of the “VAT Package” within EU Council Directive 2008/8/EC of February 12, 2008, amending Directive 2006/112/EC as regards the place of supply of services. This rule has applied to non-EU suppliers for many years, but is now applicable to suppliers based within the EU, including us. To simplify the process of collection and accounting for VAT in the twenty-eight member states of the EU, a mini-one-stop-shop registration scheme (MOSS) will enable suppliers to register for VAT in only one member state, instead of in every country where it has customers.

As a consequence of this change, we have adapted our systems and processes to ensure we can accurately determine the member state of residence of customers in the EU so that we can collect VAT at the correct rate and remit it to the tax authorities. If we are unable to effectively maintain these systems and processes, we may risk penalties for non-compliance as well as any potential costs of paying VAT that we may fail to collect, together with associated interest, or in refunding customers where we may have incorrectly collected VAT. Any non-compliance with our obligations to collect and pay VAT, or any impact on our customers in the EU from an inadequate VAT collection process, could have an adverse impact on our reputation and on the willingness of customers to do business with us, potentially leading to a reduction in active users and in revenue. The Dutch tax authorities granted us a MOSS registration number and MOSS VAT filing procedures were in place as of January 1, 2015.

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

Historically, we have taken the position that our sales of software delivered over the Internet are not subject to sales/use taxes in the states in the United States. This conclusion was based on one or both of the following propositions: (i) many states do not impose sales/use tax on electronic delivery of our products; and (ii) AVG Ecommerce CY Limited and AVG Netherlands B.V., operating our e-shop sale channel, search partnerships and third party search distribution, did not have a physical presence and did not have nexus in any state in the United States. However, it is possible that a state or local jurisdiction in which we do not charge and collect sales/use tax or other transaction taxes could assert that we should have previously been collecting such taxes in prior periods; if successful, such challenges could require us to pay substantial amounts of taxes, interest and penalties, which could have an adverse effect on our business.

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

Risks relating to ownership of our ordinary shares

We are a Dutch public company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of the U.S. or other jurisdictions.

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

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules and are subject to reporting obligations under the Securities Exchange Act of 1934, as amended, that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Securities Exchange Act of 1934, as amended (the Exchange Act), as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch securities laws and regulations and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file an Annual Report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file an Annual Report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD (Fair Disclosure), aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and as permitted by the listing requirements of the NYSE, we rely on certain home country governance practices rather than the corporate governance requirements of the NYSE.

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

As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions for Management Boards, Supervisory Boards, shareholders and General Meetings of Shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NYSE. The principles and best practice provisions apply to our Management Board and our Supervisory Board (in relation to role and composition, conflicts of interest and independence requirements, board committees and remuneration), shareholders and the General Meeting of Shareholders (for example, regarding anti-takeover protection and our obligations to provide information to our shareholders) and financial reporting (such as external auditor and internal audit requirements). We do not comply with all best practice provisions of the DCGC. See “Item 16G. Corporate Governance.” This may affect the rights of our shareholders, who may not have the same level of protection as shareholders in a Dutch company that fully applies the DCGC.

Anti-takeover provisions in our articles of association may prevent or delay change-of-control transactions.

Our articles of association contain provisions that may have the effect of making a takeover of our Company more difficult or less attractive, including:

•	the staggered four-year terms of our Supervisory Board members, such that only approximately one-fourth of our Supervisory Board members will be up for election in any one year;

•	requiring two-thirds majority of votes cast representing at least 50% of our outstanding share capital to remove our Management Board and Supervisory Board members, if such removal is not proposed by our Supervisory Board;

•	the authorization of the Management Board to issue preference shares, subject to the approval of our Supervisory Board, in such manner as to dilute the interest of any potential acquirer;

•	requirements that certain matters, including an amendment of our articles of association may only be voted on upon a proposal by our Management Board that has been approved by our Supervisory Board; and

•	minimum shareholding thresholds, based on nominal value, for shareholders who may call a General Meetings of our Shareholders or to add items to the agenda for those meetings.

We currently have no intention to pay dividends for the foreseeable future

We normally retain earnings, if any, to finance the growth and development of our business. As a result, we currently have no intention to pay dividends. Were this position to change, payment of future dividends may be made only if our equity exceeds the amount of the paid-in and called-up part of the issued share capital, increased by the reserves required to be maintained by law or by our articles of association. In addition, our credit agreement restricts the payment of dividends to holders of our ordinary shares. Accordingly investors should not invest in our ordinary shares with any expectation of dividend income either now or at any time in the future. Any return on investment in our ordinary shares will therefore depend upon any future appreciation in the price of our ordinary shares.

Claims of U.S. civil liability may not be enforceable against us.

We are incorporated under the laws of the Netherlands and substantial portions of our assets are located outside of the United States. In addition, one member of our Management Board, certain members of our Supervisory Board, and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, under certain circumstances, judgments rendered in the United States may not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court of competent jurisdiction. In limited circumstances, and according to current practice, however, a Dutch court may be expected to recognize the binding effect of a final, conclusive and enforceable money judgment of a federal or state court in the United States without re-examination or re-litigation of the substantive matters adjudicated. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or members of our Management Board or Supervisory Board, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands.

Concentration of ownership among our Management Board, Supervisory Board, officers and large shareholders and their affiliates may prevent new investors from influencing corporate decisions.

Current members of our Management Board and our Supervisory Board and holders of greater than 5% of our ordinary shares and their affiliates beneficially owned an aggregate of approximately 27% of our outstanding ordinary shares as of March 31, 2016. As a result, these persons will be in a position to exert significant influence over the outcome of matters submitted to a vote of our shareholders, including matters such as approval of the financial statements, declarations of dividends, the appointment and removal of the members of our Management Board and our Supervisory Board, capital increases and amendments to our articles of association. In addition, one of the members of our Supervisory Board is affiliated with a holder of greater than 5% of our ordinary shares. Furthermore, certain shareholders’ significant shareholdings in us may have the effect of making certain transactions more difficult without the support of these shareholders and may have the effect of delaying or preventing our acquisition or other change in control.

We may not be able to renew our share buyback program in the future or the cash spending priorities might change.

From time to time we have adopted, and our shareholders have approved, anti-dilutive share buyback programs giving us authority to repurchase specified amounts of our ordinary shares. We can provide no assurances as to whether our current share buyback program or future share buyback programs will continue or be completed or renewed, which will largely depend on market developments, business priorities and our debt covenants. We may retain future earnings, if any, to finance the growth and development of our business rather than finance the repurchase of our ordinary shares. Accordingly, investors should not invest in our ordinary shares with any expectation of significant capital returns due to the share buyback programs either now or at any time in the future.

Raising additional capital by issuing securities or by offering stock options to our employees may cause dilution to existing shareholders, restrict our operations or require us to relinquish proprietary rights.

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

In addition, while stock options are not offered to all employees as part of their compensation, but rather only to select employees in leadership roles, such limited stock option issuances may cause dilution to shareholders. While we do not currently intend to change the current employee stock option policy, there is no guarantee that it will not expand its scope in the future.

Certain holders of our ordinary shares may not be able to exercise pre-emptive rights and as a result may experience substantial dilution upon future issuances of ordinary shares.

Holders of our ordinary shares in principle have a pre-emptive right with respect to any issue of ordinary shares or the granting of rights to subscribe for ordinary shares, unless explicitly provided otherwise in a resolution by the General Meeting of Shareholders or by a resolution of our Management Board with the approval by our Supervisory Board. Our General Meeting of Shareholders has empowered our Management Board, with the approval by our Supervisory Board, to limit or exclude pre-emptive rights on shares for a period of eighteen months from the date of our Annual General Meeting of Shareholders on June 11, 2015, which could cause existing shareholders to experience substantial dilution of their interest in us.

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

Our development and business milestones since 2012 include:

•	In 2012, we acquired OpenInstall, which provides a cloud-based software installation platform, and Crossloop, which provides software applications for desktop sharing and connecting computer users with service providers. We also acquired the assets and liabilities of our Australian distributor.

•	In 2012, we renewed our search agreement with Google on a non-exclusive basis. We subsequently signed additional search agreements with Yahoo!.

•	In 2012, we listed on the NYSE and became a public company.

•	In 2013, we acquired substantially all of the assets and liabilities of Angle Labs, a mobile application developer based in the United States. Also, we acquired certain assets and liabilities of (i) PrivacyChoice LLC (“PrivacyChoice”), a technology company based in the United States that has developed and provides privacy-related online services used by consumers and businesses, (ii) LPI Level Platforms Inc. (“LPI”), a remote monitoring and management software company based in Canada, and (iii) a Swedish company ASR Technologies AB, Alma Orucevic-Alagic and Amir Alagic (collectively “ASR”), a file management technology primarily focused on mobile.

•	In 2013, Gary Kovacs, who had previously been at Mozilla, joined the company as chief executive officer to take us to our next phase of growth.

•	In October 2014, we acquired the business of privately-held WaveMarket, Inc., doing business as Location Labs. The acquisition brought us a proven innovative platform of personal security products for mobile devices and deep integration with global industry partners, including all four major mobile operators in the United States. Location Labs’ integrated platform for mobile operators, pre-installed service on Android smartphones, and mobile subscription services including family, safety and personal device management, are all expanding our mobile offerings.

•	On October 15, 2014, we acquired Winco Capital Participações LTDA in order to consolidate our presence in the Brazilian Consumer and SMB market.

•	On October 31, 2014, we acquired Norman Safeground AS, in a deal to expand our security products portfolio, especially in the SMB market.

•	In 2014, we renewed our search agreements with Google on a non-exclusive basis for a term of 16 months and signed an amendment with Yahoo! which included an extension of the term of 36 months.

•	During the fourth quarter of 2014, we entered into $280 million credit facility composed of a $230 million term loan and $50 million revolver facility.

•	In 2015, we acquired Privax Limited to expand the existing portfolio of security software and services.

Other than the initial start-up capital provided by our founder, we did not raise equity financing for our operations until our IPO and we have not received equity financing since our IPO.

During 2015, we repurchased 0.7 million shares at a total cost of $14.6 million under our 2015 antidilutive share repurchase program. This program was authorized by our shareholders on June 11, 2015 and approved by the Supervisory Board, authorizing the repurchase of up to 1,666,667 shares between November 10, 2015 and May 10, 2016.

In 2014, we repurchased 1.9 million shares at a total cost of $35.3 million under a prior antidilutive share repurchase program. That program was completed during the third quarter of 2014. In total we purchased 4 million shares since launching the program in the second quarter of 2013 at a total cost of $78.7 million. We currently expect to retain future earnings, if any, to finance the growth and development of our business and to provide additional liquidity. See the section titled “Item 8 Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” in this Annual Report.

B. BUSINESS OVERVIEW

Our business

We provide software and online services that deliver peace of mind to users by simplifying, optimizing and securing their Internet experiences. We seek to protect devices, the data that is transmitted by and stored on those devices, and the people who ultimately use and rely on those devices. Our business model, based on delivering high-quality solutions in high volume and at no cost to our users, enables us to rapidly acquire new users. Through our large user community, we are able to better understand the needs of our users, become a trusted provider of peace-of-mind software solutions, and thereby intelligently monetize our user base through premium products and value-added online services. Our solutions, which today range from desktop, laptop and mobile software to dynamic secure Internet search solutions, can be accessed and utilized with minimal effort and limited technical know-how from the user. In choosing our solutions, which can be downloaded from the Internet, users become part of a trusted global community that benefits from network effects such as the mutual protection and support of a large user base. Our sales and marketing activities benefit from word-of-mouth recommendations from our large user network to create a viral marketing effect, which is amplified by the speed and ease of use of our products and allows us to gain new customers at a low acquisition cost. This strategy has allowed us to support our user base of approximately 193 million active users as of December 31, 2015.

We believe that the quality of the approximately 193 million active users in our community is one of our most valuable assets. We establish a trusted relationship with our community through our solutions with the goal of driving greater user engagement. Community engagement provides important contributions to our product development initiatives, enables rapid response to online threats and assists in our customer support initiatives, enabling us to accurately deliver compelling products and online services that meet the evolving needs of our users. The contributions from our community lower our costs, enabling us to offer free and low-cost offerings that further build upon the value we can deliver. We believe further monetization of our user base through additional products and online services represents a significant market opportunity for us.

Our product portfolio targets the consumer and SMB markets across multiple devices and operating systems and includes Internet security, PC performance optimization, online backup, identity protection, family safety, mobile control and location services, dynamic secure search, remote control, network auditing, monitoring and alerting software. While a significant majority of our active users have been users of our free products and online services, we also offer products with premium functionality and enhanced customer support when customers purchase an annual or multi-year subscription. Following the acquisition of Privax in 2015, the product portfolio expanded to include virtual private network services.

As of December 31, 2015, we had approximately 14 million subscription users and 102 million mobile users.

Our business model

We believe our business model affords us a significant competitive advantage. Driven by an agile, adaptable and talented workforce, our business model leverages our large and engaged user base, low-cost Internet-based distribution and cost-effective research and development. Benefiting from strong branding, user product feedback and community support, we continuously improve product quality and user experience and add new users at a low cost of acquisition. As a result, our company is well positioned to monetize its growing user base through a central platform, connecting users and their devices, facilitating cross-selling, premium offerings and value-added services that users want and trust. In addition, we have a proven track record of capturing synergies through acquisitions and accelerating growth in consumer mobile and SMB segments. Taken as a whole, our business model drives scalable growth, robust operating margins and strong cash flow generation.

Key components of our business model are:

● Easy-to-use, high-quality free and premium products. Our business model is built on high-quality products that can be deployed or accessed with minimal effort, while providing a compelling and robust user experience. We focus on developing products that spread virally, are highly sticky and ultimately drive increased user engagement with our platform. We provide no- or low-cost solutions to facilitate rapid user adoption. We then seek to up-sell or cross-sell to our users once our products have brought them into our user community. Even if users do not purchase our premium products, they are able to download and install our free solutions, expanding our user base and our monetization potential over time.

● Online business model with cost-effective marketing and low customer acquisition cost. Our business benefits from cost-effective marketing through the use of online distribution channels that provided 82.3% of our revenue in 2015 and 82.1% of our revenue in 2014. We are actively seeking to increase the proportion of sales through these channels. By leveraging our large user base and high customer satisfaction, we are able to achieve powerful viral marketing at low cost. We intend to develop our brand further. Our large user base, coupled with low customer acquisition costs, results in a scalable, high-margin business model that is strengthened as our user base grows.

● Monetization and expansion of our user base through value-added free online services. We continuously seek to develop new, free online services that allow us to monetize and expand our user base. By offering secure search solutions and advertising, we managed to grow a significant platform-derived revenue stream in the past. However, due to unfavorable changes in this market, in 2013 we decided to undertake a controlled exit from third party search activities.

● Expansion into mobile. Since 2011 we have increasingly sought to develop our products into the mobile market, specifically represented by smartphones and tablets. Our initial focus has been on the Android platform by distribution of security products. We have acquired 102 million users as of December 31, 2015 and intend to continue to expand into this market via additional peace of mind products. In 2014 we launched AVG Zen, a connected solution across both mobile and PC platforms in order to support expansion into mobile. At the same time, we completed our acquisition of Location Labs, a leading white-label provider of mobile security solutions, focused on mobile device management (MDM) and location technologies. In 2015, partnering with Mobile Network Operators to reach customers, this component of our business has delivered 42% more users than the prior period.

● Increasing presence in the small business segment. We have been leveraging our consumer product portfolio and expanded that in order to establish a presence in the under-served but attractive small-business segment. Through our AVG Business Solutions we offer both security and cloud-based remote monitoring and IT management, and we currently offer both license subscription-based and SaaS-based (monthly) billing. In 2014 we acquired Norman Safeground, allowing us to strengthen our Scandinavian presence in the small business market. During 2015, we focused on growing more stable, reliable, monthly recurring revenue from these SMB SaaS-based offerings and delivered a 143% increase in active users in this area.

● Proven track record of execution and innovation. As one of the largest software vendors employing a free-to-pay model, we have a proven track record of execution over two decades. Whether through organic development or technology acquisitions, we continue to add products and online services that simplify, optimize and secure our users’ Internet experience, while delivering operating leverage. In past years, we have completed several acquisitions, which we rapidly integrated successfully into our product portfolio. This enabled us to leverage our large user base to quickly adopt these solutions as part of our product portfolio, thereby driving greater revenue from these products.

● Brand awareness through our reseller networks. We also distribute through resellers and distributors, which we refer to as our reseller network. The end-sellers of our solutions in this reseller network vary from large retail stores, such as Wal-Mart, to small individual retailers, both online and offline. This reseller network forms a part of our brand marketing strategy and generates a large share of our small business sales. We believe that our presence among retailers contributes to consumer awareness of our brand.

● Large quality user base driving tangible benefits. The volume of quality, engaged customers making up our active user base and the amount of information generated by our users increase the value of our offerings and drive tangible business results. We seek to drive greater user engagement with our solutions by delivering peace of mind and, over the long term, building a relationship based on trust. We believe this is critical to building a user base that can be monetized effectively. As our users are actively engaging with each other, they provide a first level of community support as well as real-time product feedback that contributes to product innovation. Our business model has enabled us to sustain a user base of approximately 193 million active users as of December 31, 2015.

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

Our solutions

Our solutions, encompassing software and online services, include security, PC optimization, online privacy, cloud-based desktop management, mobile security, management and location services, content filtering, remote monitoring and other products on various desktop and mobile operating systems. While our AVG Anti-Virus Free Edition is provided free of charge to our users, the majority of our products are provided for a fee on a subscription basis. Our software products are currently available in various languages, used in multiple countries around the world and sold under software license agreements. They are generally sold and downloaded over the Internet or sold as packaged products through multi-tiered distribution channels.

We have historically leveraged our security products and technology to grow our user base. As the threat landscape has evolved from viruses to more sophisticated and multi-faceted computer attacks, we have developed a broad suite of security and IT management solutions that protect against viruses, trojan horses, malware, suspicious code and other threats, and offer a layered approach to threat detection, including behavioral monitoring, signature-based threat detection and real-time threat detection with our LinkScanner technology. We have continued to evolve our portfolio of solutions to address not only security threats but also other online applications that are increasingly relevant to our large and growing user base, including applications dedicated to protecting consumer privacy such as virtual private network services, and enhancing system performance.

Consumer solutions

Our product portfolio includes the following solutions:

Products	Functionalities

AVG Anti-Virus FREE (PC)

•       Prevents receiving or unintentionally spreading viruses and other threats

•       Protects from spyware, adware, rootkits and fake anti-virus

•       Protects against unknown and emerging malware threats with behavioral monitoring and outbreak reach

•       Checks web pages in real time with AVG LinkScanner

•       Securely deletes files from disk to help prevent recovery using the File Shredder

AVG Anti-Virus (PC)

Includes everything in AVG Anti-Virus FREE, and includes:

•       Scans files for viruses before downloading and sharing

•       Checks for viruses on downloaded executable binaries from the Internet

•       Encrypts and password-protects private files

AVG Internet Security (PC)	Includes everything in AVG Anti-Virus, and includes: • Provides firewall and identity protection Blocks spam emails • Receives security updates on priority basis

AVG Protection FREE suite

Includes the AVG Anti-Virus FREE and Mobile Anti-Virus Security FREE solution on an unlimited number of personal devices, with the following additional features enabled by AVG Zen:

•       Real-time security status monitoring of all the connected devices

•       Run most common tasks and fix issues remotely from another device with AVG Zen dashboard

AVG Protection PRO suite

Includes the Internet Security and Mobile Anti-Virus Security PRO solution on an unlimited number of personal devices, with the following additional features enabled by AVG Zen:

•       Real-time security status monitoring of all the connected devices

•       Run most common tasks and fix issues remotely from another device with AVG Zen dashboard

AVG Performance suite

Includes AVG PC Tuneup, AVG Cleaner for Mac and AVG Cleaner and Battery Booster for Android on an unlimited number of personal devices, with the following additional features enabled by AVG Zen:

•       Real-time performance status monitoring of all the connected devices

•       Run most common tasks and clean remotely from another device with AVG Zen dashboard

Products	Functionalities

AVG Ultimate suite	Includes the AVG Protection PRO and AVG Performance suites with AVG Zen on an unlimited number of personal devices

Anti-Virus Security – FREE (Android)

•       Security software for Android smartphones and tablets

•       Checks apps, web content and SMS for malware

•       Theft protection enabling users to locate lost or stolen devices and remote access to lock device or wipe content

•       Performance management enabling users to close unused apps, manage battery consumption, data usage, and device storage

•       Privacy controls enabling users to wipe data on the device, and the SD card, and to perform full factory reset

•       Privacy status management: delete call history, clipboard content and browsing history (Chrome) and protect sensitive apps

AVG Zen (Android)	Provides a multi-device administrative management console for AVG products.

Mobile Anti-Virus Security – PRO (Android)

Provides all of the features of Anti-Virus Security – FREE, and adds:

•       Extension of theft protection to secretly capture photographs of unauthorized users of the phone and to lock the phone with a password if the SIM card is replaced

•       Password protection for sensitive applications

•       Backup feature extended to applications installed on the phone

•       App Lock: lock sensitive apps to protect your privacy and safety or lock your device settings to secure its configuration

AVG Cleaner – Mobile Booster & Battery Saver (Android)

•       Speeds up device performance by cleaning out useless hidden files.

•       Improves battery life by zeroing in on apps that are draining your device’s battery and lets you build custom battery profiles around what works for you.

•       Frees up storage by pinpointing unused large apps that are clogging up your storage.

•       Lets you manage your photo collection by automatically identifying your bad & similar photos.

Gallery (formerly, MyRoll Gallery) (Android)

•       Automatically organize all of your photos and videos according to your events, date, time, and location.

•       For the classic photo gallery feel, the Gallery view has all of your photos and videos in one slick gallery view.

•       Use the Moments view for a more unique, collage like view based around events, date, and location

•       Keep photos & videos in one place with cloud backup

Products	Functionalities

Gallery Doctor (iOS, Android)

•       Automatically identifies ‘bad’ photos: photos with bad lighting, blurry photos and ‘unimportant’ photos.

•       Automatically identifies similar photos

•       Identifies useless screenshots and WhatsApp images that clog storage and offers to clean them up via a 1 tap clean up or a Tinder style ‘swipe right to keep, swipe left to delete’.

•       Gallery Doctor gets smarter based on your decisions, it learns which photos you don’t like and gets better over time.

AVG Anti-Virus for Mac	• Prevents receiving or unintentionally spreading viruses and other threats • Protects from spyware, adware, and fake anti-virus • Allows files to be scanned automatically or on-demand

TuneUp Utilities and AVG PC Tuneup (PC)

•       Cleans areas in the registry which could potentially slow down overall performance.

•       Speeds up PCs by disabling applications that are not frequently used.

•       Improves PC startup times and overall PC responsiveness

•       File recovery after accidental deletion

•       File shredder and disk wiper

•       Improves disk speed

•       Manages battery life by enabling control over the power consumption on the computer

•       Provides one click access to turn off Wi-Fi and Bluetooth.

•       Frees up disk space through the discovery of cached, temporary, oversized and duplicate files

•       Frees up space from connected iOS devices through the discovery of cached and temporary files, system logs and crash reports

AVG Cleaner for Mac	• Frees up disk space through the discovery of cached, temporary and duplicate files

AVG Driver Updater (PC)	• Scans and installs device driver updates

AVG Web TuneUp (Browser Extension)

•       PC application providing online security and privacy features for safer surfing experience

•       AVG Secure Search – warns users from unsafe search results so users can browse more safely and confidently. Gives users clear safety ratings for the websites they visit, and shows users which search results are safe to click.

•       Do Not Track shows users which websites are collecting data on their online activities and allows users to block or allow them.

•       Browser Cleaner protects user’s privacy by deleting browsing history and cookies with a single click.

Products	Functionalities

Alarm Clock Xtreme FREE + Timer (Android)	• Allows setting of wake up notifications on Android, with multiple options for dismissing and snoozing the alarm, as well as several options for sounds

Alarm Clock Xtreme + Timer (Android)	• Same features as Alarm Clock Xtreme FREE, without ads.

Alarm Clock Xtreme + Sleep (Android)	• Same features as Alarm Clock Xtreme (Android), plus includes sleep tracking features

StopWatch Xtreme FREE (Android)	• Allows use of the phone as a stopwatch

StopWatch Xtreme (Android)	• Same features as StopWatch Xtreme FREE, without ads.

AndroZip File Manager Free / Pro (Android)	• Provides ability to compress and de-compress files on android devices, and gives a file system navigator for the phone

AVG Secure Wi-Fi Assistant (Android)

•       Automatic Wi-Fi management turning Wi-Fi off automatically when not needed by the user to prevent Wi-Fi based tracking and reducing power consumption

•       Encrypts data connections with a private VPN when connecting to untrusted Wi-Fi hotspots

Express Install (Service)	• Remote installation of AVG consumer products. • Delivered via remote desktop assistance by a live technician this service installs and configures AVG consumer products for users

AVG Backup CD	• CD based products that help customers reinstall products that have been purchased or are available from AVG to explore and discover

Expert Virus Removal (Service)	• AVG experts remotely and securely connect to a customer’s computer

HMA! Pro VPN (PC, Mac, Android, iOS)

•       Online privacy – safeguards personal information and location (IP address) online. Protects user’s data from snooping by internet service providers. Prevents web sites targeting customers with unfair prices and messages

•       Anti-hacker – secures public Wi-Fi connections. Prevents hackers from stealing customer’s passwords, bank account, and credit card details. Protects device from malware, phishing and spam sites

•       Access favorite web sites and services from around the world – get to websites back home when abroad. Bypass government or workplace censorship of sites like Facebook, Gmail, Youtube.

AVG Go (Service)

•       24/7 Premium Tech support for any device

•       Support for customers’ devices, delivered by remote control of computer

•       Outsourced service offering single fix, annual subscription or annual paid-monthly subscription.

Products	Functionalities

AVG Safeguard/AVG Security Toolbar (Browser Extension)	• Provide similar features to Web Tune-Up

AVG PrivacyFix (Browser Extension)	• Browser extension to manage online social network privacy settings

AVG Cleaner – Xperia (Android)	• Sony Xperia specific version of AVG Cleaner – Mobile Booster & Battery Saver (Android)

AVG Protection – Xperia (Android)	• Sony Xperia specific version of Mobile Anti-Virus Security – PRO (Android)

HideMyPhone (Android, iOS)	• Provides disposable phone numbers for voice and SMS for privacy in countries around the world • Chat with other HideMyPhone users

World Clock (Android)	• Provides a world-clock widget for the lock screen

Crumble (Browser Extension)	• Silos web cookies to help prevent cross-site tracking

AVG Crossguard (Android)	• Helps monitor and prevent unintended data leakage

Kids Mode & Child Lock (formerly Family Center) (Android)	• Provides a kid safe zone in which child-safe apps can be used while preventing other app use • Provides parental controls

Location Labs mobile solutions

Our acquisition of Location Labs expanded our product portfolio to include the following solutions:

Products	Functionalities

AT&T FamilyMap (iOS, Android)

AT&T-branded service that:

•       Allows parents to locate their kids from the web, mobile web or native mobile applications (including iOS and Android apps)

•       Locates devices using both client side technology and the mobile operator network

•       Provides device presence info, location checks, alerts and history

AT&T Smart Limits (iOS, Android)

AT&T-branded service that:

•       Allows parents, using a website or mobile app (including iOS and Android apps) to view a child’s phone usage including calls, texts, and data usage by time of day, as well as view which apps are installed, entries in a child’s address book, etc.

•       Parents can block phone features in real time or at pre-scheduled times

•       Uses both client side and network technology for analytics and controls

•       Rich messaging and notification platform alerts parents via SMS or email when certain criteria are met, and sends periodic usage summaries

Products	Functionalities

Sprint Family Locator (iOS, Android)	Sprint-branded mobile application that: • Allows location lookup service of specific mobile phone owners • Operates by providing device presence info, checks, alerts and history

Sprint Mobile Controls (Android)

Sprint-branded service that:

•       Allows parents, using a website or mobile app to view a child’s phone usage including calls, texts, and data usage by time of day, as well as view which apps are installed, entries in a child’s address book, etc.

•       Parents can block phone features in real time or at pre-scheduled times

•       Uses both client side and network technology for analytics and controls

•       Rich messaging and notification platform alerts parents via SMS or email when certain criteria are met, and sends periodic usage summaries

Sprint Drive First (Android)

A Sprint-branded Android application designed to discourage phone usage while driving.

•       Optionally automatically detects when a user is driving and blocks access to the phone UI, sends incoming calls to voicemail, and prevents text message notifications

•       Allows whitelisting of certain apps and contacts while driving (e.g. navigation)

T-Mobile FamilyWhere (Android)

T-Mobile-branded service that:

•       Allows parents to locate their kids from the web, mobile web or native mobile applications

•       Locates devices using both client side technology and the mobile operator network

•       Provides device presence info, location checks, alerts and history

Verizon FamilyBase (iOS, Android)

Verizon-branded service that:

•       Allows parents, using a website or mobile app to view a child’s phone usage including calls, texts, and data usage by time of day, as well as view which apps are installed, entries in a child’s address book, etc.

•       Parents can block phone features in real time or at pre-scheduled times

•       Uses both client side and network technology for analytics and controls

Products	Functionalities

• Rich messaging and notification platform alerts parents via SMS or email when certain criteria are met, and sends periodic usage summaries • Includes companion app (Android only)

Safely Go (Android)

Android application designed to discourage phone usage while driving. User manually enters “driving mode” to:

•       block access to the phone UI, sends incoming calls to voicemail, and prevents text message notifications

•       App allows whitelisting of certain apps and contacts while driving (e.g. navigation)

Aqui Estoy (Android)

Movistar-branded service that:

•       Allows parents to locate their kids from the web, mobile web or native mobile applications

•       Locates devices using both client side technology and the mobile operator network

•       Provides device presence info, location checks, alerts and history

AVG Business Solutions

AVG CloudCare. Our SMB security platform, AVG CloudCare, simplifies IT management by allowing cloud services and devices to be remotely managed from any web browser or Android and iOS mobile device applications. IT providers can manage multiple customers from a single cloud dashboard, activate services with a single click, generate a variety of reports, view real-time alerts to problems, and drag and drop documents to easily create new centralized policies.

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

AVG Managed Workplace. Our SMB cloud-based remote monitoring and IT management platform, AVG Managed Workplace, allows our IT partners to view and access their customers’ entire network environment, including computers, security systems, telecommunications equipment, printing and imaging assets, cloud services, mobile devices and more.

AVG Managed Workplace has the following key functionalities:

Products	Functionalities

Automation on Demand	• Allows user to assign tasks to any devices or groups and run any executable process on a schedule or by alert based on the customer’s library or AVG’s extensive automation library

Backup	• A single comprehensive solution for backup, archive, file sharing and disaster recovery of critical and protected data. Reduce cost and complexity by leveraging one platform for all of your devices.

Monitoring & Alerting	• Allows deep fully automated monitoring and alerting of health, availability and performance of infrastructure and services to streamline operations

Remote Control & Remote Tools	• Uses lightning-fast connections to any Windows or network device and extensive remote management tools to fix problems without opening ports or firewalls

Mobile Device Management	• Monitors and manages all major smartphones and tablets to solve security, configuration and end-of-life concerns for clients

Network Audits	• Identifies pain points and security gaps for prospects and clients with fully automated built-in Network Audits

Asset Management	• Provides accurate, detailed and automatic discovery and monitoring of all network devices and applications with persistent state management

Managed Print Services	• Allows customers to discover, monitor and remotely manage network printers and imaging devices, including detailed supplies and page count data to drive any managed print offering

Network Operating Center (“NOC”) and Help Desk Services	• Provides integrated white label NOC and Help Desk services to let Managed Services Providers seamlessly extend service offerings and add scalability

AVG Mobile Manager	• Android MDM solution component

AVG also provides the following AVG Business Solutions:

Products	Functionalities

AVG PC TuneUp® Business Edition (PC)	All the same features as AVG TuneUp and TuneUp Utilities packaged for business users to provide peak performance for PCs

AVG AntiVirus Business Edition (PC)	All the same features of AVG AntiVirus packaged for business users to provide advanced security for their small business.

AVG Internet Security Business Edition (PC)	All the same features of AVG Internet Security packaged for business users to provide the ultimate in online security PLUS Email and File Server Protection.

AVG File Server Edition for SharePoint (PC)	Minimizes file server crashes, infections and downtime.

AVG Email Server Edition for Microsoft Exchange (PC)	Total email protection – from the server to the inbox.

AVG Remote Administration (PC)	Manage businesses networks from one place.

AVG Rescue CD (PC)	CD based products that will help businesses get back up and running rapidly in case of system crashes.

AVG Business SSO (Android, iOS)	A stand-alone single sign-on service.

Norman solutions

Our acquisition of Norman AS expanded our product portfolio to include the following solutions:

Consumer Solutions:

Products	Functionalities

Norman Antivirus (PC)	• Basic antimalware (anti-virus and anti-spyware) offering

Norman Security Suite (PC)	• Includes the features from Norman Antivirus and includes anti-spam, personal firewall and parental controls features.

Norman Security Suite PRO (PC)	• Includes the features from Norman Security Suite and includes privacy tools and an intrusion protection system.

Business solutions:

Products	Functionalities

Norman Endpoint Protection (PC)	• PC security for small and medium businesses • Offers proactive real-time protection of PCs in the network, managed through central management console

Norman Email Protection (PC)	• Network email protection, including spam protection and reporting

Norman Security Portal (PC)	• Cloud-based antivirus security with dashboard

Norman SecureMail	• Application service provider solution for anti-spam

Norman SecureSurf	• Application service provider solution to monitor and protect business end users while they surf

Customer support

Customer support forms an integral part of our solution offering and is a key driver of customer satisfaction and loyalty.

Our users have access to agent support channels as well as online resources, including documentation, FAQs, video tutorials and the user community in the free AVG user forum. In addition, our Facebook page and Twitter feed, with over 3.1 million Facebook fans and over 260,000 Twitter followers as of December 2015, have become support forums for both free and subscription users, as well as alternative ways to disseminate important threat information to our user base.

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

We have fifteen call centers, three in the United States, two each in India and the Philippines, and one each in the Czech Republic, Canada, Poland, Portugal, Brazil, the United Kingdom, Norway, and Serbia. The call centers in the Philippines, India, Poland, Brazil, Portugal, and the United States are outsourced. We operate the remaining call centers. As of December 31, 2015, we had 52 full time equivalent employees and 339 contractors in our own and outsourced call centers.

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

AVG CloudCare is an advanced cloud-based platform designed for IT partners to remotely deploy, manage, monitor, remediate and report on various security and IT management services such as Anti-Virus, Online Backup, Content filtering, Remote Access and Email Security Services.

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

Sales

We sell most of our products either directly through our website (82% of revenue including search agreements in 2015) or indirectly through resellers and distributors (18% of revenue in 2015). The majority of our SMB sales are undertaken through resellers and distributors and we expect this trend to continue. We also sell products through other direct and indirect distribution channels.

In the United States and Canada, we sell boxed AVG software through our distribution network to retail stores such as Wal-Mart, Best Buy, Office Depot, Office Max and Staples. We believe that our retail presence helps generate brand awareness for our solutions as well as revenue.

With the acquisition of Location Labs in 2014, we expanded our sales channels to include mobile operators. Location Labs partners with mobile operators to provide subscription-based safety and security products to operator end customers. These services are sold through operator distribution channels, both digital and physical, and are integrated with key mobile operator systems like billing, accounts, location, and call detail records which enables operators to deliver meaningful differentiated services to their subscribers. At the time of acquisition, Location Labs had contracts in place with four US operators (AT&T, Sprint, T-Mobile and Verizon) as well as Telefónica in Europe.

We acquired Privax in 2015. With their HMA! VPN service, we not only expanded our ability to protect consumers’ privacy, but also strengthened our direct-to-consumer sales capabilities. HMA! uses its unique brand to create viral public relations campaigns and a greater volume of highly engaging earned and owned media. This communications strategy facilitates a new means for us to drive customer awareness and acquisition through content marketing.

Platform revenue

Search contracts

At the end of 2011, we began distributing our secure search solution through third parties. This business, which involves distributing our stand-alone secure search solution in the download and installation process for other company’s products, was negatively impacted by the Google guideline changes of February 2013, which subsequently led to our decision to make a controlled exit from the third party search distribution business. The Google guideline changes, primarily the requirement for a customer to opt in to accept our secure search solution, have also impacted our organic base and that revenue continued to decline in 2015.

In July 2014 we signed an amendment to our search agreement with Yahoo! which included an extension of the term for three years. In November 2014, we renewed our search agreement with Google on a non-exclusive basis for a sixteen month term. The existing terms and conditions are in effect until the negotiations with Google on a renewal are concluded.

Platform diversification

We have sought to deliver additional value from our active user base by indirect monetization or receiving payments from third parties for activities undertaken by our user base but for which the user does not pay directly. We are looking at additional ways to monetize outside of the search business, but do not see indirect revenue as an essential focus of our pivotal strategy, opting rather for more stable, reliable, subscription revenue.

Other platform-derived revenue

Mobile revenues

We are seeking to expand outside of the PC market and to monetize the growing mobile market. Our focus to date has been to acquire mobile users and we are now seeking to continue to attract users and then monetize. With a number of our new products – most specifically AVG Zen launched in early 2014 – where we are seeking to connect both PC and mobile devices across platforms and drive user growth, retention and revenue growth. Location Labs mobile service offerings, initially in late 2014 and through 2015, have driven strong growth in mobile users and demonstrated effective monetization from users with these devices in the United States demographic.

Acquisitions

Technology acquisitions

We have also added functionality to our product offering through strategic acquisitions and integration of complementary technologies. We intend to continue expanding and developing our products through targeted acquisitions.

Our key technology acquisitions since January 2013 include:

•	Angle Labs. In January 2013, we acquired Angle Labs, a U.S. based mobile application developer, adding two million users to our community.

•	Privacy Choice. In May 2013, we acquired PrivacyChoice, a U.S. based technology company providing consumer and business privacy-related online services, strengthening our privacy offerings

•	LPI, Level Platforms. In June 2013, we acquired LPI Level Platforms, a Canadian remote monitoring and management software company to increase our penetration in the SMB market with remote monitoring and management technology offerings.

•	ASR Technologies AB. In September 2013, we acquired certain assets related to a leading file management application on Android, focused on mobile, from Swedish company ASR Technologies AB, Alma Orucevic-Alagic and Amir Alagic (collectively “ASR”)

•	Location Labs. In October 2014, we acquired WaveMarket, Inc., doing business as Location Labs, bringing us a proven innovative platform of personal security products for Android and iOS mobile devices and deep integration with global industry partners, including four major mobile operators in the United States. Location Labs’ integrated platform for mobile operators, pre-installed service on Android smartphones, and mobile subscription services including family, safety and personal device management, are all expanding our mobile offerings.

•	Privax. In May 2015, we acquired Privax Limited, a leading global provider of desktop and mobile privacy services for consumers. Privax operates the website HideMyAss! (www.hidemyass.com) which offers various free services including a proxy which has over 1 million unique monthly visitors. HideMyAss! generates revenue from its main paid-for service, HMA! Pro VPN, a leading consumer VPN service.”

•	Flavr Media, Ltd. In October 2015, we acquired Flavr Media, Ltd, the developer of Myroll and Gallery Doctor mobile applications which use textual and behavioral analysis to organize photographs and video clips.

Marketing and sales acquisitions

We plan to add additional channels and sales capabilities through strategic acquisitions, and, as part of our expansion strategy, expect to focus on acquiring distributors in our most active and profitable markets.

Our sales and marketing acquisitions since January 2013 include:

•	Winco. In October 2014, we acquired Winco Capital Participações LTDA in order to consolidate our presence in the Brazilian consumer and SMB market.

•	Norman Safeground AS. In October 2014, we acquired Norman Safeground AS to expand our geographical presence, especially in the SMB market.

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

• Notification. We are required to register/notify as a data controller and/or to notify certain processing of personal data, if processing personal data in the context of an establishment in a member state.

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

A summary of emerging and recent personal data and online commerce laws and regulations is outlined below:

• EU/US Privacy Shield, assessment of adequacy and surveillance by US authorities: On October 6, 2015 the Court of Justice of the European Union (“CJEU”) issued a judgement related to the US Safe Harbor scheme (which was used as the EU/US data transfer mechanism by approximately 5,000 companies). The CJEU declared the scheme invalid on the basis that it compromises the fundamental rights to respect for private life and to effective judicial protection and denies the national supervisory powers relating to ensuring a person’s rights. As a result, the US Safe Harbor scheme can no longer be used as a legal basis for the transfer of personal data between the EU and the United States.

The Article 29 Working Party (“WP29”), on October 16, 2015, called on the Member States and the European institutions to open discussions with the U.S. authorities to find a solution to enable transfers that respect fundamental rights. It allowed that the other mechanisms for transfer such as Standard EU Contractual Clauses and Binding Corporate Rules can still be used. In February, the United States and the EU agreed upon a new instrument, the EU US Privacy Shield, which, if US companies choose to abide to the Privacy Shield Principles laid down therein, could be used to enable personal data transfers between the EU and the United States. The adoption of the new instrument is expected in June. However, the European data supervisors have expressed severe concerns which still need to be addressed.

• Update of Article 29 Working Party (A29WP) Opinion on applicable law in light of the CJEU judgement in Google Spain: On December 16, 2015 the A29WP issued an update to its former Opinion (from 2014) in light of the CJEU judgement on Weltimmo (see below) on October 1, 2015. This updated Opinion confirms: that (i) EU law applies to data processing conducted by a foreign non-EU data controller, established outside of the EU, which has relevant ‘establishment’ in the EU. The notion of ‘ establishment’ is to be interpreted broadly: a real and effective activity – even a minimal one – through stable arrangements, can be considered to qualify as an establishment in a Member State (ii) local national law, in addition to EU law, may apply in whichever EU jurisdiction the foreign non-EU data controller carries out its business when the activities of the establishment in that Member State are inextricably linked to the processing of the personal data by the foreign non-EU data controller. This means that there may be several national laws applicable to the activities of a non-EU data controller having multiple establishments in various EU Member States and (iii) ‘use of equipment’ for the processing (e.g. collection) of personal data by foreign non-EU data controllers having no establishment of any sort within the EU, including automatic collection from European websites, may be subject to EU data protection requirements and (iv) if a company is headquartered in the EU (an EU data controller) but has operations in multiple EU Member States, the company needs to assess in each case whether any particular processing activity is carried out in the context of the activities of which establishment and therefore several different national laws may apply to the processing operations.

• CJEU judgement on Weltimmo case: on October 10, 2015 the CJEU stated that the application of the 95/46/EC Directive in each Member State, relating to proof of establishment, is relevant where the business acts as data controller in that jurisdiction. In that regard, the CJEU notes that the presence of only one representative can, in some circumstances, suffice to constitute an establishment, if that representative acts with a sufficient degree of stability for the provision of the services concerned in the Member State in question. In addition, the CJEU states that the concept of ‘establishment’ extends to any real and effective activity – even a minimal one – exercised through stable arrangements. This judgement potentially broadens the criteria of establishment and may increase the number of jurisdictions where we have to recognize we operate and may result in a greater administrative burden and risk.

• EU Data Protection Regulatory Framework. On December 15, 2015, the European Parliament, the Council and the Commission reached agreement on the new data protection rules, establishing a modern and harmonized data protection framework across the EU. The new rules will shortly be formally adopted and likely to come into effect in 2018. The new Regulation would replace the current data protection authority notification requirements with an obligation to conduct a data protection impact assessment for risky processing operations, and includes, among others, stronger requirements for consent and data breach notification and restrictions on the collection and use of “sensitive” personal data, as well as stricter enforcement (including, in some circumstances, the power to impose fines of up to 4% of an undertaking’s global gross revenue of the preceding financial year). It also introduces the concepts of privacy by design and a strengthened right to erasure of data. The Regulation’s more stringent requirements on privacy user notifications and profiling, for example, might present implementation and compliance challenges in the online and information technology fields. The Regulation does not replace the e-Privacy Directive (2002/58/EC – amended 2009/136/EC), discussed below.

• EU e-Privacy Directive. In addition to the EU Data Protection Directive, Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic communications sector (as amended in 2009 – Directive 2009/136/EC), or the e-Privacy Directive, obliges member states to introduce certain national laws regulating privacy in the electronic communications sector. Pursuant to the requirements of the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user’s terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by website owners and application providers of cookies and similar technologies. Prior to providing such consent, users must receive clear and comprehensive information in accordance with the EU Data Protection Directive about the access and storage of information. Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user. Our privacy policy informs` users about our practices, and we routinely monitor our compliance with this legislative and regulatory framework.

• EU Opinion on C-SIG Code of Conduct on Cloud Computing: In February 2015 the Article 29 Working Party (A29WP) issued an opinion on the Cloud Select Industry Group draft Code of Conduct for Cloud Computing. The Working Party did not formally approve the draft Code, siting the reason that the code does not always meet the minimal legal requirements, and the added value of this draft Code with respect to Directive 95/46/EC and national legislation is not always clear. Therefore, some substantial concerns remain. This difference of opinion between C-SIG and the A29WP creates a grey area for the obligations of cloud computing providers such as AVG.

• EU Consumer Rights Directive. The EU Consumer Rights Directive, Directive 2011/83 EU, which requires EU member states to adopt laws, regulations and administrative provisions necessary to comply with this directive, became effective in June 2014 and requires us to make it clear to online consumers of our products with continuing payment obligations that we are selling them a subscription service that will automatically bill them on an ongoing basis. If the products we sell are later deemed to be of a definite duration requiring express consent for renewal rather than subscriptions and we have not displayed sufficient information or obtained the online consumer’s express consent for renewal, the consumer may be entitled to reimbursement of any automatic renewal subscription fees paid or have an extended period of right to return. This directive also regulates many other aspects of online commerce, such as provision of information to consumers and refund requirements, which regulation could also result in requirements to modify certain of our business practices.

• EU Cyber-security Directive (“NIS Directive”). On December 8, 2015 the European Parliament and the EU Council of Ministers reached an agreement on the rules which are projected to improve cybersecurity capabilities in Member States. It includes measures to; improve Member States’ cooperation on cybersecurity; require operators of essential services in the energy, transport, banking and healthcare sectors, (and providers of key digital services like search engines, online marketplaces and cloud computing), to take appropriate security measures; and, all affected to report serious security incidents to the national authorities which may in turn require notification of members of the public. The requirement to report such incidents could result in disclosure of information which is commercially sensitive to the national authorities. Following this political agreement, the text will have to be formally approved by the European Parliament and the Council. After that it will be published in the EU Official Journal and will officially enter into force. Member States will have 21 months to implement this Directive into their national laws and six months more to identify operators of essential services.

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

Key legal obligations

A summary of emergent and recent personal information and online commerce laws and regulations in the United States:

• Privacy Shield. See the section above on EU Key legal obligations.

• Protecting Cyber Networks Act. This bill passed in the House on April 22, 2015 and goes to the Senate next for consideration. Its aim is to improve cybersecurity in the United States through enhanced sharing of information about cybersecurity threats, to amend the Homeland Security Act of 2002 to enhance multi-directional sharing of information related to cybersecurity risks and strengthen privacy and civil liberties protections, and for other purposes.

• California Legislation. On January 1, 2016 the Student Online Personal Information Protection Act, or SOPIPA, came into force in California. Similar laws have been enacted in 25 other states across the United States. It prohibits operators of online educational services from selling student data and using such information to target advertising to students or to “amass a profile” on students for a non-educational purpose. The law also requires online service providers to maintain adequate security procedures and to delete student information at the request of a school or district.

Our data protection compliance program

We have implemented certain policies and procedures to address data protection and privacy matters and ensure compliance across the business. We maintain an online privacy policy, which describes, among other things, the categories of data collected, the purposes for which data are collected and how to access and rectify personal data and information held by us. We use the EU Standard Contractual Clauses as the mechanism enabling movement of EU personal data across our entities and within contracts with the third parties who provide services to us. Users can contact us with requests related to that data by dedicated email or online/by voice via our Customer Services department. As part of our purchase and installation process, we notify users about how user data is handled by providing such users with our privacy policy, which provides information about our data privacy policies. To further enhance our ability to comply with the various data privacy laws and regulations, we regularly review our policies and we provide education and training to our employees on privacy and data protection (and have a privacy director and privacy counsel on our staff). In addition, we have implemented information security policies, procedures and training for our employees (and have an information security director on our staff). We have established a staff portal with access to the aforementioned privacy materials and training.

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

Our main competitors fall into the following categories:

•	vendors with “freemium” pricing like our own, such as Avast!, Avira, PC Tools (which was acquired by Symantec), Carbonite and Dropbox;

•	traditional vendors such as Intel Security (formerly McAfee, which was acquired by Intel Corporation), Symantec and Trend Micro (which primarily provide software solutions, including security software, for large enterprises) Eset, Kaspersky Labs, Panda Software, Sophos, Rising, Kingsoft, Check Point, Qihoo and F-Secure (which offer more customized and segment-focused products);

•	vendors offering virtual private network solutions, including Private Internet Access, Anchor Free and Tunnelbear;

•	vendors offering PC optimization products, such as UniBlue and Piriform;

•	secure search toolbar providers;

•	SMB SaaS players such as Kaseya and Solarwinds;

•	Other vendors in the emerging mobile market, particularly in the area of security, such as Cheetah Mobile, NQ Mobile and Lookout Inc. and CM Security; and

•	large corporations offering a wide variety of products, including some which compete with ours, such as Microsoft, Google, which introduced free security software solutions, Apple, which offers cloud-based data protection, Qihoo, Tencent and Facebook.

We believe the principal competitive factors in our markets can be categorized as set forth below:

•	product ease of use;

•	impacts of products on device performance;

•	size and ease of installation;

•	new features and functionality;

•	product interoperability and reliability;

•	integration with third-party applications or web user interfaces;

•	pace of innovation and product roadmap;

•	extent of active user base;

•	user trust and overall community engagement;

•	brand awareness;

•	price of products and online services;

•	ability to develop and sustain partner relationships;

•	strength of customer service organization;

•	customer support and training;

•	ability to scale operations; and

•	size and financial stability of operations.

C. ORGANIZATIONAL STRUCTURE

A list of our subsidiaries, including name, country of incorporation or residence and proportion of ownership interest provided in “Item 19. Exhibits – Exhibit 8.1.”, which is incorporated herein by reference.

D. PROPERTY, PLANT AND EQUIPMENT

Our principal registered office is located in Amsterdam, the Netherlands. We lease office space for our offices in Amsterdam and for our regional facilities, in Brno and Prague, in the Czech Republic; in San Francisco and Emeryville, California, Fort Walton Beach, Florida, Roswell, Georgia, and Newton, North Carolina, in the United States; Anglet in France; Tel Aviv in Israel; Ottawa, in Canada; Baar and Basel in Switzerland; Melbourne in Australia; Sao Paulo in Brazil; Lysaker in Norway; Dusseldorf and Darmstadt in Germany; and Lincoln and London in the United Kingdom. Our leases expire at various times during the current and coming years.

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

The Company has two segments. The two segments are Consumer and SMB (small and medium sized business). Consumer reflects all direct (subscription) and indirect (platform) revenues targeted at the Consumer segment and including the Location Labs business we acquired in 2014 as well as the majority of revenue from the Privax entity we acquired in May 2015. SMB reflects all direct (subscription) revenue targeted at the SMB segment and includes the majority of the revenue from the Norman Safeground acquisition in late 2014. The change in the management of the SMB business in 2015 aligns with the transition to a Software as a Service (SaaS) business model representing a new strategic direction for the SMB segment. With both traditional core endpoint protection as well as SaaS offerings, this segment is managed on an increasingly segregated basis, as there is increased separation of resources and the SMB business uses a different set of management criteria and key performance indicators. Foremost amongst these measurements is a focus on Annualized Monthly Recurring Revenue (AMRR) recognizing both the growth of the business and the move of the business to a SaaS model. The two business segments reflect how our operations are managed, how operating performance within our Company is evaluated by our Management Board and the structure of our internal financial reporting in 2015.

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

The following table summarizes our operating results by segment for the years ended December 31, 2013, 2014 and 2015.

	Year ended December 31,
	2013	2014	2015
Segment revenue	(in thousands of U.S. dollars)
Consumer	$357,855	$315,611	$364,423
SMB	49,258	58,462	63,888

Total segment revenue	407,113	374,073	428,311

Segment operating income
Consumer	$165,107	$157,785	$181,256
SMB	13,504	2,255	(10,355)

Total segment operating income	178,611	160,040	170,901

Reconciliation to consolidated operating income
Global operating costs	$(38,738)	$(39,959)	$(46,050)
Share-based compensation	(8,927)	(12,376)	(14,253)
Acquisition amortization	(12,272)	(18,683)	(30,993)
Other adjustments	(8,575)	(9,684)	(4,671)

Consolidated operating income	$110,099	$79,338	$74,934

The sources of our revenue are geographically diversified. In 2015, the Americas represented 59.2% of our total revenue, compared to 56.6% in 2014 and 55.6% in 2013. In 2015, Europe, the Middle East and Africa (EMEA) represented 35.3% of our total revenue, compared to 36.7% in 2014 and 37.8% in 2013. The balance of our total revenue was attributable to other geographic regions.

The following table summarizes our subscription revenue and our platform-derived revenue for the years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015
	(in thousands of U.S. dollars, except for percentages)
Revenue by type:
Licenses	$245,965	$260,228	$268,981
SaaS	4,874	21,353	77,205

Subscription revenue	250,839	281,581	346,186
Search	$154,814	$88,964	$76,601
Other	1,460	3,528	5,524

Platform-derived revenue	156,274	92,492	82,125

Total revenue	$407,113	$374,073	$428,311

Percentage of total revenue by type:
Licenses	60.4%	69.6%	62.8%
SaaS	1.2%	5.7%	18.0%

Subscription revenue	61.6%	75.3%	80.8%
Search	38.0%	23.8%	17.9%
Other	0.4%	0.9%	1.3%

Platform-derived revenue	38.4%	24.7%	19.2%

Total revenue	100.0%	100.0%	100.0%

Subscription revenue

The primary component of our subscription revenue is derived from the sale of premium products and online services. Payments are typically made upfront for the ability to access our premium products or online services, usually for a term of one or two years, although increasingly our SMB products and some of our newer Consumer products are distributed via a SaaS model. These solutions include end market products offerings in security, PC performance optimization and online services such as phone controls and location services from our carrier based distribution and the introduction of VPN services in 2015 following the Privax acquisition, among others. Our premium products and solutions include additional features as well as maintenance and support services (including the right to receive unspecified future upgrades/enhancements of our products, when and if available) during the fixed term of the license.

Subscription license revenue is generated from the sale of fixed-term software license arrangements, which are generally sold and downloaded over the Internet or sold as packaged products through multi-tiered distribution channels. This subscription revenue is recognized ratably over the term of the related license agreement. Most license agreements are paid upfront resulting in a deferred revenue balance on the balance sheet. Decreases in upfront cash payments are a consequence of our ongoing evolution to a model more weighted toward SaaS contribution, and are anticipated to decrease further to the extent of the success of our SaaS rollout.

Subscription service revenue includes revenue derived through key partnerships with MNOs, who provide our product offerings to their customers and share in the resulting generated revenue. This has become a more significant source of secure, reliable and regular monthly revenue, growing from 2% in 2014 to 12% in 2015, and reflects a major success in the transition to our SaaS emerging revenue model.

Privax VPN services represent a new SaaS offering in 2015 and contributed to 3% of total revenue from the acquisition date in May 2015, and we believe provide grounds for strong growth as a new product offering to our existing and new users globally.

We also sell products through our reseller network. The sales through our reseller network are undertaken by intermediaries and we offer these intermediaries a discount on our products. As a result, we receive less revenue per customer from sales through our reseller network than we do through our direct online channel. We largely recognize revenue for products sold through our reseller network on a sell-through basis, and to a lesser extent, upon order based on the intermediaries’ right of return.

Platform-derived revenue

Search revenues and other platform-derived revenues are jointly referred to as Platform-derived, or platform, revenue. Our platform-derived revenue consists primarily of revenue generated via our dynamic secure search solution and to a lesser extent, revenue shared with third-party advertisers as well as from the sale of threat analysis data. While the searches conducted by users via our dynamic secure search solution are free to our users, we receive a proportion of the revenue generated by them from their online search activity. This platform-derived revenue is recognized at the time the service is provided.

We have used our dynamic secure search solution to generate revenue through our search agreements with multiple providers, the most significant of which are Yahoo! and Google. In exchange for directing our active users’ search queries to search providers, we earn a percentage of the search revenue generated by such search providers. Our revenue generated by Yahoo! accounted for 15% of our total revenue in both 2014 and 2015, and revenue derived from Google represented 3% of our total revenue in 2015 compared to 9% in 2014.

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

We intend to continue to explore opportunities with search providers and search aggregators in order to further embed diversification within this revenue stream. In addition we continue to develop enhancements to our secure search solution, allowing us to improve and extend user lifetime. As platform revenue encompasses all indirect revenue, i.e., where the end customer does not directly pay us for products or services, we continue to explore other monetization means, such as mobile advertising as a way of driving additional revenue.

In 2015, we continued the exit from third party search activities, which we commenced in 2013. This was the practice of offering services to users outside of our organic user base, whereby through partnerships, our secure search solution was included with third-party application downloads. Ongoing competitive pressure increased the bounty rates required to achieve the same volume of installations of search products, and with ongoing changes in the browser environment, it became more difficult to establish strong margins.

Other platform-derived revenue mainly consists of our indirect monetization of our mobile user base through third-party advertising from which we collected a revenue share. Although mobile revenue was not a significant component of our total revenue in 2015, as we continue to grow our mobile user base and optimize such advertising programs, we expect that this will represent an increasing share of our platform-derived revenue stream.

While we continue to see gains from our mobile advertising initiatives, we do not anticipate large growth in our platform-derived revenue overall. Sustaining search revenue will depend on our ability to effectively monetize and expand our user base through additional online services, greater user engagement and extended overall lifetimes of our products, as well maintaining strict compliance in a rapidly changing regulatory environment.

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

For our traditional core products, our number of subscription users equals our number of eligible license sales multiplied by the numbers of devices protected per license. If the license is sold through our web-based channel, subscription users are counted at the time of purchase. If the license is sold through a retail channel, all subscription users under a license are counted the first time any installation under that license occurs. For example, if a user purchases a three-device license and protects only two devices, this would be counted as three users for our subscription user calculation. We seek to apply this method consistently as we exclude unlicensed or “unauthorized” devices of abusing users (those users who are protecting more devices than authorized under their license) from our user base calculations. We also exclude illegal users (those who use false or illicit license keys), even though we still incur costs to support these users and provide them with updates because we believe they form an important part of our viral marketing strategy. Subscription users are counted as such for the entirety of their valid license period, irrespective of their connectivity to our servers. They are converted to free users upon the expiration of the license, unless the license is renewed. With the introduction of AVG Zen, we count products connecting with this platform as active devices, and no longer have the ability to attribute a user count based on the number of seats purchased in a license for platform. In instances where an end user had purchased an excess of seats, each of these acquired seats was counted as an active device. Subsequently, joining AVG Zen, could result in a decrease of active devices. However, we view the fact that AVG Zen does not restrict the number of devices that can be added as an incentive for deeper engagement, with more devices, within our users’ technology ecosphere, and anticipate more devices per user in the future.

	Year ended December 31,
(in millions)	2013	2014	2015
Active users at period end(1)	177	197	193
Average active users(2)	161	187	195
Subscription users at period end	16	19	20
Average subscription users(3)	16	18	20

(1)	In this Annual Report, unless otherwise indicated, active user and subscription user numbers have been rounded to the nearest million. Active users as of December 31, 2015, included approximately 102 million users of our mobile products.
(2)	Average active users are calculated based on an average of the opening and closing user count for the period.
(3)	Average subscription users is based on an average of the opening and closing subscription user counts for the period.

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

	Year ended December 31,
	2013	2014	2015
	(in thousands of U.S. dollars, except for user data and per user data)
Total revenue	$407,113	374,073	428,311
Active users at period end (in millions)	177	197	193
Average active users (in millions)	161	187	195
Revenue per average active user	$2.53	$2.00	$2.20

Revenue per average active user grew 10% in 2015 largely due to the Location Labs acquisition in late 2014 as well as the Privax acquisition in May 2015, delivering revenue primarily from paid users increasing the proportion of paid users versus free users across our user base. This, together with the reduction in late 2015 of our free active user count, combined to add more revenue from more paying users, while reducing the dilution from the volume of total free users, delivering 10% growth in 2015 as compared to 2014. In 2014, we expected to and did experience a reduction in average revenue per average active user as compared to 2013, due to our successful acquisition of mobile users, which monetize at a significantly lower level than our historic PC users. While there was an increase in 2015 due to acquisitions, further decreases in revenue per average user could continue in the near future if our mobile growth continues to out-pace our PC growth. However, the overall impact is a combination of factors, including the rate of growth of free users versus paid users, the success of improvements in monetization of both free versus paid users, as well as any possible acquisition activity that may alter the make-up of our user base. Excluding mobile active users, our revenue per average active user would have increased from $3.50 in 2014 to $3.88 in 2015, an increase of approximately 11%, driven by a pivot of the business from platform revenues into subscription, and more specifically SaaS, and would have decreased from $3.54 in 2013 to $3.50 in 2014, a decrease of approximately 1%.

Subscription revenue

Subscription revenue per average subscriber is defined as subscription revenue, license and SaaS revenue combined, divided by the average number of subscription users in the period.

	Year ended December 31,
	2013	2014	2015
	(in thousands of U.S. dollars, except for user data and per user data)
Subscription revenue	$250,839	$281,581	$346,186
Subscribers (in millions)	16	19	20
Average subscribers (in millions)	16	18	20
Subscription revenue per average subscriber	$15.90	$16.01	$17.31

Subscription revenue per average subscriber increased by 10% from 2014 to 2015, principally as a result of increased revenue from our PC optimization products, with the introduction of Privax VPN service users further, these results improved overall by an increase in the proportion of active users that use multiple products. This was offset by average subscriber revenue dilution from Location Labs location services where $5.9 million average users contributed $9.01 each on average for 2015.

Future growth in this metric will be dependent on the expansion of our premium products portfolio to drive revenue from cross-selling into the same user base. In addition, user segment mix may drive variances in this metric, with licenses sold in the SMB segment involving higher discounts due to the nature of multi-seat licenses sold through multi-tiered distribution channels.

Search volume and platform-derived revenue per thousand searches

	Year ended December 31,
	2013	2014	2015
	(in thousands of U.S. dollars, except for search volume data and per thousand searches data)
Platform-derived revenue	$156,274	$92,492	$82,125
Search volume (in millions)	6,712	3,283	2,694
Platform-derived revenue per thousand searches	$23	$28	$30

Search volume is defined as the number of searches conducted by our active users using secure search functionality in our products, including toolbars, and our secure search web pages. We do not include DNS-error-page-related searches in calculating search volumes due to their distorting impact. We consider search volume to be the primary driver of platform-derived revenue as search volume provides us with the opportunity to earn money from our arrangements with search engine companies. Searches are the initial step in the monetization process, with the final step being the generation of platform-derived revenue as reported in our financial statements, derived from the value per search, which is represented by external forces outside of our control.

Platform-derived revenue per thousand searches is defined as platform-derived revenue divided by search volume in thousands.

Overall search volume decreased 18% in 2015 compared to 2014, due to the continued exit from the third party search business, numerous compliance changes with the major browser software developers, as well as the launch of Microsoft Windows 10, due to changes to default settings and the default browser’s failure to support third party search solutions. This is combined with the ongoing churn of our legacy users with the Google advertising feed, as well as the decline in volume from our strategic exit from third party distribution. Our longer term strategy is to maintain vigorous compliance and engage those users who will enjoy the product, use it for an extended period and deliver more search and higher returns per active user.

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

Platform revenue per thousand searches has increased 7% in 2015 due to a number of factors, including geographic and partner mix, and other market factors.

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

Adjusted net income as disclosed in this Annual Report reflects an adjustment to normalize tax as stated above, since our profit and loss tax charge varies from period to period and has shown significant variations from our cash tax charge. In particular, our entry into an innovation box tax regime in the Netherlands resulted in a significant tax credit in June 2011, which reverses over subsequent periods. In order to remove the period to period impact of these variations, we have used an estimated normalized tax rate in our historic non-GAAP financial reporting and future projections, to better reflect the core operational changes in our business. For 2015, 2014 and 2013 we used the normalized tax rate to 12.5%. The normalized tax rate of approximately 12.5% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges. The tax rate reflected on the income statement for 2013 and 2014 was on average approximately 38.0% and 26.5%, respectively, and the tax paid reflected on the cash flow statement in 2013 and 2014 was approximately 15.6% and 12.8%, respectively.

The tax rate reflected on the income statement for 2015 was on average approximately 17.7% and the tax paid reflected on the cash flow statement in 2015 was approximately 10.3%.

In the year ended December 31, 2015, we recorded add-backs to adjusted net income totaling $4.7 million (net of tax $4.1 million). This included $3.7 million in charges associated with the rationalization of our global operations, $2.9 million related to our reassessment of the useful life of internally developed software, as well as incurring $0.3 million in respect of various legal settlements. In the year ended December 31, 2015, we further incurred $2.2 million in acquisition related charges, primarily including $3.3 million with respect to Location Labs, $1.0 million with respect to the Brazil distribution, $0.8 million with respect to MyRoll offset by an adjustment of $7.4 million with respect to Privax (of which $8.3 million related to Privax earn-out release).

In the year ended December 31, 2014, we recorded add-backs to adjusted net income totaling $9.7 million (net of tax $8.5 million). This included $2.1 million in charges associated with the rationalization of our global operations, as well as incurring $3.0 million in respect of various legal settlements. In the year ended December 31, 2014, we further incurred $5.7 million in acquisition related charges, primarily including $4.1 million with respect to Location Labs.

In the year ended December 31, 2013, we recorded add-backs to adjusted net income totaling $8.6 million (net of tax of $7.5 million). This included $3.6 million in charges associated with the rationalization of our global operations, including $1.7 million costs in relation to the program announced in the fourth quarter of 2012, principally focusing on the absorption of activities from our TuneUp operation within our other entities. In December 2013 we commenced a program to further streamline our business focus and resource allocation, in particular following our November announcement of a controlled exit from the business of distributing our secure search solution through third parties. This led to a one-off charge of $1.4 million in the year ended December 31, 2013. In addition, we incurred severance and other restructuring costs of $0.5 million in relation to synergy realization following our acquisition of LPI Level Platforms Inc. We additionally recognized $2.6 million of accelerated amortization of deferred financing costs due to the full voluntary repayment and termination of our long-term debt facility entered into on March 15, 2011 and originally due to mature on March 15, 2016. We incurred $3.2 million costs in respect of a class action litigation relating to the design, sale and marketing of our AVG PC TuneUp software including a net settlement paid to an escrow account in January 2014 of $1.5 million and $1.6 million in legal fees associated with the negotiation of the settlement. In the year ended December 31, 2013, we further incurred $1.8 million in acquisition related charges, including $1.6 million in respect of PrivacyChoice LLC and $0.2 million related to ASR Technologies AB.

We believe the above charges should be excluded from adjusted net income as they do not reflect our ongoing costs of operations.

We may incur future expenses similar to the adjustments reflected below. For example, while share-based compensation is a component of cost of revenue and operating expenses, the impact to our consolidated financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of our ordinary shares. Our presentation of adjusted net income should not be construed as an inference that our future results will be unaffected by amortization, share-based compensation or any unusual items. Furthermore, we may, in future periods, make additional adjustments to the definition of adjusted net income.

The following table presents a reconciliation of adjusted net income to net income for each of the periods indicated.

	Year ended December 31,
	2013	2014	2015
	(in thousands of U.S. dollars)
Adjusted net income:
Net income	$63,714	$54,434	$48,926
Add back: Share-based compensation	8,928	12,376	14,253
Add back: Acquisition amortization(1)	12,271	18,683	30,993
Add back: Adjustments for other items, net of tax(2)	11,218	9,684	4,671
Add back: Income tax provision (benefit)	39,006	19,579	10,519

Adjusted profit before taxes	135,137	114,755	109,362
Less: Tax effect(3)	(16,892)	(14,344)	(13,670)

Adjusted net income	$118,245	$100,411	$95,692

(1)	Includes amortization of acquired intangibles.
(2)	Other adjustments between GAAP and non-GAAP measures in the twelve months ended December 31, 2015 comprised $0.3 million in charges associated with litigation settlements, $6.8 million, in acquisition related charges, $3.7 million in charges associated with the rationalization of the Company’s global operations and $2.9 million in charges associated with the Company’s reassessment of the useful life of internally developed software, offset against $2.6 million in net reversals of capitalized development charges and $6.4 million in reversals related to the unwinding of discounts and changes in fair value. Other adjustments between GAAP and non-GAAP measures in the twelve months ended December 31, 2014 comprised $6.6 million in acquisition related charges, $2.3 million in charges associated with the rationalization of the Company’s global operations, $0.6 million in charges related to the unwinding of discounts and changes in fair value, $1.6 million in charges associated with a litigation settlement, offset against $1.4 million in net reversals of capitalized development charges. Other adjustments between GAAP and non-U.S. GAAP measures for the twelve months ended December 31, 2013 comprise $2.6 million of accelerated amortization of deferred financing costs due to the full voluntary repayment and termination of long-term debt, $3.2 million in charges associated with a litigation settlement, $3.6 million in charges associated with the rationalization of our global operations, including integrating the business acquired from LPI Level Platforms Inc., and $1.8 million in acquisition related charges primarily relating to the PrivacyChoice integration.
(3)	Adjusted for impact of normalized tax rate of 12.5% in the twelve months ended December 31, 2015, 2014 and 2013. The normalized tax rate of 12.5% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.

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

We use free cash flow as a measure of liquidity and not as a measure of performance. Free cash flow includes interest paid on external debt and as a consequence its use to measure the operating performance of the business is affected by our capital structure. Reduction in the level of external debt in 2013 resulted in lower interest payments and as such it was a contributor to the increase of the free cash flow over these periods. The accrued interest payable from the increase in borrowings in October 2014 had an adverse impact on the level of free cash flow carrying into 2015, where net cash provided by operating activities was reduced largely by the incremental amount of this impact, and was reflected in the reduced cash conversion rate in 2015. Interest and finance costs for 2015 totaled $15.9 million, compared to $4.0 million for 2014.

The following table presents a reconciliation of free cash flow to net cash provided by operating activities, the most comparable U.S. GAAP measure, for each of the periods indicated.

	Year ended December 31,
	2013	2014	2015
	(in thousands of U.S. dollars)
Net income	$63,714	$54,434	$48,926
Non-cash adjustments	57,183	61,043	67,955
Changes in working capital	24,307	(6,670)	(17,188)

Net cash provided by operating activities	$145,204	$108,807	$99,693
Less: Payments for property and equipment and intangible assets	(16,726)	(15,577)	(14,695)

Free cash flow	$128,478	$93,230	$84,998

The following table presents the changes in free cash flow between 2015 versus 2014 and 2014 versus 2013.

	Year ended December 31			Change 2013 vs. 2014		Change 2014 vs. 2015
	2013	2014	2015	In dollars	Percentage	In dollars	Percentage
Free cash flow	$128,478	$93,230	$84,998	$(35,248)	(27.4)%	$(8,232)	(8.8)%

In 2015, free cash flow decreased by $8.2 million compared to 2014. This decrease was primarily caused by lower net cash from earnings ($1.7 million), as reflected in lower net income ($5.5 million) offset by gains from non-cash adjustments including deferred revenue ($3.8 million), as well as changes in working capital ($7.4 million), from growth in other liabilities, only partly offset by lower capital expenditure during 2015 ($0.9 million). Included in the above cashflow performance was additional interest paid of $15.8 million during 2015 offset by lesser income tax paid of $3.3 million compared to 2014.

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

Growth of our product portfolio

2015 was a successful year for us with the successful addition of key strategic acquisitions, adding quality brand recognized products across Mobile and SMB software as a service (SaaS) and consumer desktop subscriptions. A key driver of our future growth is our ability to continue to cross-sell products into our user base, better facilitated with the ongoing penetration of our key segments with our enhanced product portfolio. Our acquisitions of Location Labs, Norman and Privax, and the subsequent growth of our acquired revenue streams in 2015, was a clear example of successfully executing our strategy and growing our product portfolio, along with the ongoing development of our AVG Zen platform to integrate user experiences across multiple devices and accelerate revenue opportunities through enhanced engagement.

High quality user base growth

High quality user base growth is a primary driver of our revenue – the more monetizable users we retain and acquire, the higher our revenue potential. Growth in our subscription user base is a key driver of our subscription revenue and growth in our active user base, along with search volume, drives platform-derived revenue

Active users

Our average active user count increased from 187 million in 2014 to 195 million in 2015, whereas the active user count at December 31, 2015 was 193 million. The primary driver of growth of our active user base through much of 2015 has been increasing user awareness of our solutions and the AVG brand, which we promote through key mobile application stores, online viral marketing, word-of-mouth advertising, blogs and other media referrals. In addition, periodic enhancements and functionality additions made to our free solutions also contribute to overall active user base growth. Our active mobile user base has grown 1% compared to 2014, and we ended 2015 with 102 million users. However, in 2015, while our desktop user number has contracted by 4.8 million users primarily due to aggressive acquisition tactics from our competitors driving up the price of user acquisition, as well as Google introducing an advertising display as the number one result in Google Play searches, which had a negative impact on our search display ranking and our ability to direct users to our mobile product offerings. This is an important vehicle for us to reach mobile users, and subsequently, the volume of cost efficient acquired users was impacted negatively as it became more difficult to grow the same amount of active users as prior to this Google change.

Subscription users

Subscription users are those who subscribe to premium Consumer or SMB products, the primary component of subscription revenue. Growth in our subscription user base is driven by increasing user awareness of our premium products and brand, leading to both greater numbers of visits to our website and increasing traffic to our web-based distribution platform, which generates direct sales (i.e., without an upgrade from the free product). Enhancements and functionality additions to our premium solutions (as compared with our free product) have contributed to the growth of our subscription user base, particularly as those solutions have evolved to more comprehensive software suites. The growth of our active user base has also contributed to growth of our subscription user base by increasing the pool of users who may potentially upgrade to our premium solutions (and are accordingly converted into subscription users). As with direct sales, this dynamic is driven by the enhancements and additional functionality of our premium solutions. With the acquisition of Location Labs and Norman Safeground in 2014, we successfully added 5.5 million subscription users across desktop and mobile devices across the Consumer and SMB segments, and with the acquisition of Privax in 2015, a further 0.5 million paid desktop subscription users largely in the Consumer segment.

User retention

One element affecting the growth and stability of our user base is our ability to retain existing users, which is influenced by a variety of factors. For example, our ability to retain both subscription users and active users is affected by the frequency with which our users replace their personal computers, as free trial versions of antivirus and other software are typically preinstalled on new personal computers. Personal computer lifetime creates an interesting dynamic for us, because a short lifetime potentially decreases opportunities for growth in our antivirus and other software categories but increases demand for our PC Optimization software. Users with mobile devices have lower retention rates than those using personal computers, by virtue of the lower average lifetime of a mobile handset. In addition, due to our limited ability to track users based on personally identifiable information, even if existing users continue using our products on new personal computers, it historically has appeared to us as the loss of an existing customer and the addition of a new customer. Assessing our retention of free users is particularly difficult as we have historically collected little or no identifiable information on these users, although we are collecting increasing numbers of email addresses from our mobile free users. User retention also depends on the mix of products sold to consumers versus small businesses, as different user types have different retention characteristics. Another factor affecting subscription user retention is the extent to which we invest in various marketing and customer loyalty programs, such as the extent of discounted pricing for auto-billing, the election by users to take two-year subscriptions, as well as the extent and success of cross-selling of products within our user base. We may adjust our pricing strategy from time to time with the objective of increasing our revenue per average active user, which may cause decreases in our subscription renewal rates even if it increases overall revenue. For example, we may reduce discounts given to renewing users, which could increase overall revenue if the increase in revenue from each renewing user is not fully offset by the decrease in revenue caused by the resulting decline in renewal rates. Since 2011 we have successfully implemented and optimized an auto-billing strategy for subscription users (an opt-in or opt-out option selected by the user at the time of purchase to automatically renew the relevant subscription and to charge the user’s pre-designated debit or credit card) where possible and permitted by law to increase our retention of subscription users. Approximately 90% of Consumer subscription users purchasing a license online in 2015 opted for automatic billing (compared to 84% in 2014 and 76% in 2013). In the fourth quarter of 2013 we saw the first material amount of PC Optimization licenses originally purchased automatically continue rather than expire as they would have prior to the implementation of our auto-billing strategy. As we have successfully demonstrated with our auto-billing strategy for our anti-virus products in the last four years, we will seek to optimize the auto-billing strategy for PC Optimization users which represents a strong growth opportunity in the coming periods. However, certain proposed regulations in the European Union and the United States may not allow for auto-billing in the future, which may result in a lower auto-billing rate by our existing subscription users. See “Item 3. Key Information – D. Risk Factors – Regulation of the Internet and the lack of certainty regarding application of existing laws to the Internet could substantially harm our operating results and business” and “Item 3. Key Information – D. Risk Factors – A significant percentage of our total revenue comes from purchases of subscriptions to our premium products.” We anticipate AVG Zen with its cross platform approach will have a significant positive impact on user retention due to a number of factors, including, ease-of-use for customers, single point of administration management, and other tactical advantages brought by features such as “auto discover”.

Platform monetization of our active user base

The combination of market changes together with our 2015 controlled exit from the third party distribution application partnerships, means we expect platform-derived revenue will represent a decreasing percentage of our overall revenue in the near term.

Monetization of our active user base through platform-derived revenue, as opposed to subscription revenue, has become less material to our overall performance and strategy. We continue with innovation to provide new opportunities to generate platform-derived revenue. However, the primary component of platform-derived revenue continues to be from search agreements, whereby we deliver user Internet search requests submitted into our dynamic secure search solution to our search providers. We also intend to continue to increase the contribution from indirect monetization of our mobile user base, through our partnerships with mobile advertising networks. While we have seen rapid user growth in these areas, the related revenue continues to remain immaterial.

Platform-derived revenue from our secure search solution is largely dependent upon the volume of Internet searches conducted. We have formed a number of strategic alliances and agreements that allow us to market and cross-sell products and online services to our active users. And to that extent, the continuation of the search revenue is dependent on maintaining and expanding these relationships.

Similarly, successful indirect monetization of our mobile user base will depend on our ability to successfully optimize in-application advertisements and promotions and the continuing expansion of our mobile user base.

Searches conducted

While mobile advertising indirect revenue grew over 50% in 2015, the substantial majority of our platform-derived business to date and expected for the near term is based on secure Internet searches. When users install our toolbar, Web TuneUp browser extension, or various other applications, we provide them with our dynamic secure Internet search functionality. Except for DNS-error-page-related queries, which are sent to Yahoo!, we establish a primary search provider for a particular geography based on maximization of customer lifetime value per offer of our secure search solution. Thus our platform-derived revenue from search is diversified across multiple search providers including Yahoo! and Google.

A search engine’s advertisers pay the search engine a fee each time a user clicks on one of the advertisers’ ads displayed on the search engine’s sponsored links. We receive a percentage of that fee and we recognize our share as platform-derived revenue. This is dependent on the fees the search engine receives from the click-through of a user. The fees per click are based on a variety of factors that are beyond our control and our revenue and profitability may be harmed if these factors do not move in our favor. Our platform-derived revenue may therefore be affected by both factors we can influence, such as the number of toolbar installations and engagement with the toolbar driving search volumes, but also by factors beyond our control, such as individual user behaviors in choosing to click on advertisement links as well as the fees earned by the search provider for each click on an advertisement link, which in turn affects our share of those fees. If we are not able to grow the aggregate number of clicks or searches, the conversion of search queries to click-through, and lifetime of a search user, our platform-derived revenue may be impacted.

Security demand and awareness

Our free Internet security software serves as our primary customer acquisition vehicle, across both personal computers and mobile devices. Internet users view security software as a prerequisite for a secure, safe Internet experience. In addition, we believe that the advent of mobile and increased utilization of internet services has led to a broader definition of security to incorporate utilities in similar spaces such as memory saving and pc optimization.

The size of our user base, and consequently our results of operations, are influenced by general growth in the consumer and small business security market, broader interest in security software and changes in the awareness among consumers and SMBs as to the need for Internet security. The growing use and popularity of the Internet has led to increased demand for Internet security solutions, including our products. In addition, newsworthy events involving or predicting harm caused by significant and extensive breaches of Internet security causing demand for our products to increase. As cybercrime has increased in both frequency and sophistication, our users have demanded more comprehensive Internet security solutions. We believe that as online activity and the interconnectivity of devices continue to increase, the security requirements of our users will also increase.

Online marketing and distribution

Our business model depends in part on facilitating and encouraging viral marketing and soliciting product development ideas from our active users, which can reduce operating expenses. In particular, our model helps to limit the growth in our sales and marketing and customer acquisition expenses.

From 2013 to 2015, our revenue was increasingly derived from our own online channels, including sales of our software solutions through our own web-based distribution platform and our platform-derived revenue, as opposed to our reseller network, which includes offline sales and sales through third-party distributors (whether in retail stores or on the Internet). Growth in our web-based distribution has had the effect of increasing the percentage contribution of our sales to our overall profitability by eliminating costs incurred with respect to third-party distributors and lowering our own cost of sales. Over the near term, we expect both the revenue from our reseller network to increase as well as the revenue as a percentage of total revenue due to the expected contraction in platform-derived revenue combined with the impact of our 2013 acquisition of the business of LPI, the 2014 acquisition of Norman Safeground and our further investment into the expansion of our SMB SaaS offerings, sales of which are principally made through our channel partners.

The following table summarizes our revenue by distribution channel for each of the years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015
	(in thousands of U.S. dollars)
Reseller network	$63,155	$67,150	$129,297
Web-based and platform-derived	343,958	306,923	299,013

Total	$407,113	$374,073	$428,311

Currency fluctuations

Our reporting currency is the U.S. dollar, notwithstanding that we are organized under the laws of the Netherlands. In 2015, revenue and expenses, respectively, were 70% and 55% in U.S. dollars, 11% and 12% in Euros, 12% and 4% in British pounds, 3% and 1% in Australian dollars, 1% and 4% in Canadian dollars, 1% and 14% in Czech crowns, 1% and 3% in Norwegian krone and 0% and 5% in Israeli shekel.

We are exposed to risk resulting from the translation of the results of subsidiaries with functional currencies other than the U.S. dollar, in particular our Czech, Australian, Canadian, Israeli, Norwegian, Swiss and U.K. subsidiaries. In 2015, the effect of this exposure in other comprehensive income was a loss of $2.4 million.

Some of our subsidiaries have revenues and expenses in a different currency than their functional currency. The principal exposures resulting from these transactions are in euro, Australian and Canadian dollar, Czech koruna, Israeli shekel, Swiss franc, Norwegian krone and British pound against the U.S dollar.

We enter into foreign exchange contracts to economically hedge transactional exposures between the U.S. dollar and the currencies we are exposed to, reducing the exposure but not eliminating potential losses.

Effective tax rate

Our effective tax rate was 38.0% in 2013, 26.5% in 2014 and 17.7% in 2015. The primary reason for the decrease in tax expense for the year ended December 31, 2015 is due to the prior year decrease to the deferred tax asset for deferred revenue in 2013 and 2014 that did not recur in 2015. In addition, we recognized a charge of $13.1 million in 2013, $10.8 million in 2014 and $8.1 million in 2015 as a result of a tax benefit recognized in 2011. Deferred tax assets are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred taxes are expected to be settled or realized. As a result of the centralization of all intellectual property in the Netherlands during 2013 and alignment of the intercompany transfer pricing methodology, the enacted tax rates used for realization of the deferred tax assets decreased significantly in 2013 which resulted in an unfavorable impact to the prior year effective tax rate, but a lower effective tax rate in 2014 and 2015. In addition, our 2015 effective tax rate decreased due to $1.0 million and $1.5 million favorable permanent differences from prior period acquisition costs recharge income and with respect to non-taxable income from deferred consideration reversal, respectively. The effective Dutch tax rate is expected to be significantly lower than the statutory tax rate in the Netherlands primarily as a result of the innovation box tax regime in the Netherlands and as a consequence of a tax ruling relating to the relocation of our e-commerce operations in the Netherlands beginning January 1, 2014.

As of June 2011, we reorganized our operating model by centralizing the ownership of certain intangible intellectual property rights (and the future development of those rights) in the Netherlands and obtained a special deduction which will result in an expected cash tax rate of 11.25% over the following ten years.

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

Cost of revenue and operating expenses

Cost of revenue

Cost of revenue consists of fees paid to third parties that distribute our search or mobile solutions, fees to third party technology service providers, customer support, costs of electronic downloads, commissions to payment providers, amortization of purchased technology, costs of packaging and license fees for technologies implemented into our products. During 2015, cost of revenue increased $13.0 million or 25% to total $64.8 million, which resulted in a gross margin decline of 1.3% to 84.9%. Subscription based cost of sales increased for both product and non-product attributions, especially with the acquisition of Privax in May 2015, when an additional $4.9 million in cost of revenue was incurred. Our strategic decision to more heavily employ third party hosting services over internal infrastructure has increased the cost of sales to support our products but delivers higher quality data handling and allows for back end efficiencies, while license fees increase in line with strategic favorable additions to the active user base and revenue. Commissions to payment providers increased mid-year with the inclusion of the Privax acquisition and as we engaged in testing for a potential global optimization rollout in late 2015. Outsourcing costs for customer care increase as third parties are engaged to deliver specialized support services and enhance our user engagement and leverage economies of scale for quality.

Following the acquisition of the business of LPI Level Platforms, cost of revenue also includes the cost associated with our network operating center, providing outsourced network monitoring and management to SMBs. Following our November 2013 announcement of our decision to make a controlled exit from the third-party distribution of our search solutions, we experienced a 25% reduction in cost of revenue in 2014 compared to 2013, gross profit margin improvement of 5% across our combined subscription and platform-derived revenue streams, which was offset by an increase in cost of revenue of $1.7 million following the integration of the acquisition of Location Labs in the fourth quarter of 2014.

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

Research and development

Research and development expense primarily consists of personnel costs for our product development, product management employees and fees to our contract development vendors. We have devoted our development initiatives primarily to expanding our product line, building out a larger product management organization and increasing the functionality and enhancing the ease of use of our solutions. Our primary research and development operations are in the Czech Republic, where we are able to take advantage of strong technical talent. Technology acquisitions have seen us increase our development base in the United States, Israel and Canada. We have also increased our investment in our innovation center in Amsterdam since 2011. We expect to increase our research and development expense on a dollar basis, and as a percentage share of revenues over the near term as we pursue our transition into product development principally in cloud-based offerings to consumers, SMBs, and mobile, along with the key AVG Zen platform establishment to drive our customer engagement and monetization strategy.

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

During 2015, sales and marketing expense increased $28.4 million to $125.3 million and increased as a percentage of revenue by 3%. This increase included additional hiring to further enhance our sales operations and guide the business strategically in 2016. Sales commission expense to third parties increased by $3.4 million due to successful partnership arrangements driving distribution of our mobile technology, largely resulting from the acquisition of Privax, with $2 million additionally expensed on funding their distribution network. For our Consumer segment, in the near term we expect to increase our sales and marketing expense on a dollar basis, but generate margin expansion from a decrease in sales and marketing spend as a proportion of revenue. For our SMB segment, as we continue to grow SaaS actively, we expect an increase in expenditure proportional to revenues on the sales and marketing function

During 2013, we generated significant annualized savings from the closure of our local operations in Germany supporting TuneUp. We closed the Consumer segment operations in Australia in 2014, from which we realized savings in 2015. In 2014 we realized savings with redirecting the sales effort away from distribution of our secure search solution to third parties. Such savings contributed to growing investment in our sales efforts to support our service offerings to SMBs and the development of partnerships with MNOs, particularly in the United States, but also in Europe and in Australia, to increase brand awareness, product adoption and user growth.

General and administration

General and administration expense primarily consists of personnel costs for our executive, information technology, finance, legal, human resources, corporate development and administrative personnel, as well as legal, accounting and other professional service fees, other corporate expenses, merger and acquisition costs that are charged to the profit and loss account and depreciation and amortization. In 2016 we expect a decrease in general and administrative expense as a percentage of revenue, reflecting principally the continued optimization of our global operations rationalization program, while maintaining our investments in our public company infrastructure.

Income tax expense

Income tax expense consists of the taxes we pay in several countries on our taxable income as well as deferred tax with respect to timing differences relating to our deferred revenue. For further information on the breakdown of our income tax components, see our consolidated financial statements included in this Annual Report beginning on page F-1.

Results of operations

The following table summarizes our consolidated results of operations for the years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015
	(in thousands of U.S. dollars)
Statement of Comprehensive Income Data and Other Key Metrics:
Revenue:
Licenses	$245,965	$260,228	$268,981
SaaS	4,874	21,353	77,205
Search	154,814	88,964	76,601
Other	1,460	3,528	5,524

Total revenue	407,113	374,073	428,311
Cost of revenue:(1)
Software sales	30,027	39,068	59,948
Search and other	38,818	12,759	4,858

Total cost of revenue	68,845	51,827	64,806

Gross profit	338,268	322,246	363,505
Operating expenses:(1)
Research and development	60,885	70,168	88,008
Sales and marketing	96,382	96,950	125,325
General and administrative	70,902	75,790	75,238

Total operating expenses	228,169	242,908	288,571

Operating income	110,099	79,338	74,934
Other income (expense), net	(7,379)	(5,325)	(15,489)

Income before income taxes and loss from investment in equity affiliate	102,720	74,013	59,445
Income tax (provision) benefit	(39,006)	(19,579)	(10,519)
Net income	63,714	54,434	48,926

Less: Net income attributable to noncontrolling interests	—	(8)	(35)

Net income attributable to AVG Technologies N.V.	$63,714	$54,426	$48,891

Other operating metrics:
Adjusted net income (non-GAAP)(2)	118,245	100,411	95,692
Net cash provided by operating activities	145,204	108,807	99,693
Net cash used in investing activities	(39,755)	(165,003)	(58,268)
Net cash used in financing activities	(114,295)	153,762	(55,414)
Free cash flow (non-GAAP)(3)	$128,478	$93,230	$84,998

(1)	We have recognized employee share-based compensation in the consolidated statements of comprehensive income as follows:

	Year ended December 31,
	2013	2014	2015
	(in thousands of U.S. dollars)
Cost of revenue	$40	$58	$148
Research and development	1,013	2,495	2,750
Sales and marketing	1,172	1,556	2,968
General and administrative	6,702	8,267	8,387

Total share-based compensation expense	$8,927	$12,376	$14,253

(2)	Adjusted net income is defined as net income for the period, adding back: share-based payments; acquisition-related intangible asset amortization expense; benefit (provision) for income taxes and deducting from adjusted profit before taxes the impact of a normalized tax rate of 12.5% in 2015 (12.5% in 2014 and 12.5% in 2013) based on the effective tax rates of the relevant jurisdictions for the applicable adjustments; and certain expense items totaling $4.7 million in 2015, $9.7 million in 2014 and $8.6 million in 2013. For a reconciliation of adjusted net income to net income, the most comparable U.S. GAAP measure, see “– Non-U.S. GAAP Measures – Adjusted net income”.
(3)	Free cash flow is defined as net cash provided by operating activities less payments for property and equipment and intangible assets. For a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP financial measure, see “– Non-U.S. GAAP Measures – Free cash flow.”

The following table presents our consolidated results of operations for the periods indicated as a percentage of total revenue. Percentages from certain line items do not sum to the subtotal or total line items due to rounding. The period-to-period comparisons of results are not necessarily indicative of results for future periods.

	Year ended December 31,
	2013	2014	2015
Consolidated Statement of Comprehensive Income data:
Revenue:
Licenses	60.4%	69.6%	62.8%
SaaS	1.2%	5.7%	18.0%
Search	38.0%	23.8%	17.9%
Other	0.4%	0.9%	1.3%

Total revenue	100.0%	100.0%	100.0%
Cost of revenue:
Software sales	7.4%	10.4%	14.0%
Search and other	9.5%	3.4%	1.1%

Total cost of revenue	16.9%	13.8%	15.1%

Gross profit	83.1%	86.2%	84.9%
Operating expenses:
Research and development	15.0%	18.8%	20.5%
Sales and marketing	23.7%	25.9%	29.3%
General and administrative	17.4%	20.3%	17.6%

Total operating expenses	56.0%	64.9%	67.4%

Operating income	27.0%	21.2%	17.5%
Other income (expense), net	(1.8)%	(1.4)%	(3.6)%

Income before income taxes and loss from investment in equity affiliate	25.2%	19.8%	13.9%
Income tax (provision) benefit	(9.6)%	(5.2)%	(2.5)%
Loss from investment in equity affiliate	—%	—%	—%

Net income	15.7%	14.6%	11.4%

Years ended December 31, 2013, 2014 and 2015

Revenue

	Year ended December 31,			Change 2013 vs. 2014		Change 2014 vs. 2015
	2013	2014	2015	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages, user data and per user data)
Licenses revenue	$245,965	$260,228	$268,981	$14,263	5.8%	$8,753	3.4%
Percentage of total revenue	60.4%	69.6%	62.8%
SaaS revenue	$4,874	$21,353	$77,205	$16,479	338.1%	$55,852	261.6%
Percentage of total revenue	1.2%	5.7%	18.0%
Search revenue	$154,814	$88,964	$76,601	$(65,850)	(42.5)%	$(12,363)	(13.9)%
Percentage of total revenue	38.0%	23.8%	17.9%
Other revenue	$1,460	$3,528	$5,524	$2,068	141.6%	$1,996	56.6%
Percentage of total revenue	0.4%	0.9%	1.3%
Total revenue	$407,113	$374,073	$428,311	$(33,040)	(8.1)%	$54,238	14.5%
Average active users (in millions)	161	187	195	26	16.1%	8	4.3%
Revenue per average active user	$2.53	$2.00	$2.20	$(0.53)	(20.9)%	$0.20	10.0%

The increase in subscription revenue of $64.6 million in 2015 compared to 2014 was largely attributable to a rapid acceleration of mobile carrier based revenue of $44.3 million incrementally from our Location Labs acquisition in late 2014, as well as the incremental revenue following the introduction of the VPN service revenue of $12.3 million from our Privax acquisition in May 2015. The ongoing success of our mobile security applications, delivered an additional $4.0 million in revenues while SaaS SMB revenues, with more customers adopting our CloudCare product offering, grew $4.0 million during 2015. Offsetting these gains were a reduction in SMB desktop renewal revenue following a reduction in the renewal opportunity pool in 2015 compared to 2014.

The increase in subscription revenue of $30.8 million in 2014 compared to 2013 was primarily attributable to an increase in revenue from renewal across the security and performance products, which contributed $23.3 million more revenue in 2014, as well as smaller contributions from the organic SMB business and acquisitions. The year-over-year gain in renewal revenue was assisted by the impact of auto-renewal, which has been adopted by the majority of online purchasers. This presents further opportunities for growth due to increasing maturation of licenses originally purchased through auto-billing across both our security and increasingly our PC optimization software.

Based on our current portfolio of products, we anticipate our subscription revenue growth rate will accelerate in the near term.

The decrease in platform derived revenue of $10.4 million or 11% in 2015 compared to 2014 was primarily attributable to the exit from the third party search distribution business, which reduced platform-derived revenue by $14.1 million in 2015. Organic search revenue remained largely flat year over year while other search initiatives and mobile advertising had strong growth of 83%, adding $3.7 million in 2015.

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

Revenue per average active user grew 10% in 2015 largely due to the acquisitions of Location Labs in late 2014 and Privax in May 2015, which increased our total paid users, and a reduction in our active free users in late 2015. The higher proportion of paid users versus free users across our user base, led to this increase in revenue per average active user.

The decrease in revenue per average active user in 2014 compared to 2013 was caused by our accelerated growth in our mobile active user base, attributable to our acquisition strategy, which has offset the monetization success we have generated in other areas of our business. Excluding mobile active users and revenue, our revenue per average active user would have remained relatively constant in 2014 at $3.50 compared to $3.54 in 2013.

Cost of revenue

	Year ended December 31,			Change 2013 vs. 2014		Change 2014 vs. 2015
	2013	2014	2015	In dollars	Percentage	In dollars	Percentage
Cost of revenue	$68,845	$51,827	$64,806	$(17,018)	(24.7)%	$12,979	25.0%
Percentage of total revenue	16.9%	13.9%	15.1%

The increase in the cost of revenue in 2015 compared to 2014 primarily reflects the incremental cost of revenue due to acquisitions. Our subscription cost of revenue increased by 53% compared to 2014 mainly due to acquisitions of Location Labs, Norman Safeground and Privax. Our Platform-derived cost of revenue decreased by 62% compared to 2014 due to the controlled exit from our third party search distribution business to which we pay related traffic-acquisition costs, that decreased by $4.4 million during 2015. We also incurred a $0.8 million increase in respect of amortization costs of acquired technologies. As we continue our controlled exit from our third party search distribution business we anticipate our platform-derived revenue margins will increase in the near term. Broadly we expect our gross margins to remain flat across the business as a whole.

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

Research and development

	Year ended December 31,			Change 2013 vs. 2014		Change 2014 vs. 2015
	2013	2014	2015	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Research and development	$60,885	$70,168	$88,008	$9,283	15.2%	$17,840	25.4%
Percentage of total revenue	15.0%	18.8%	20.5%

The increase in research and development expenses in 2015 compared to 2014 was primarily the result of investments to support strategic initiatives designed to drive future top-line growth through our multi-product strategy. The year-over-year cost increase included $19.0 million of incremental costs attributable to the research and development activities in connection with our Location Labs, Norman Safeground and Privax acquisitions and $0.7 million attributable to Privacy Fix technology acquisition amortization. This was partly offset by a $2.4 million decrease in product management office costs due to reorganization and functional changes leading to transfer to cost of sales and G&A.

The increase in research and development expenses in 2014 compared to 2013 was primarily the result of investments to support strategic initiatives designed to drive future top-line growth through our multi-product strategy. The year-over-year cost increase included $5.0 million of incremental costs attributable to the research and development activities in our LPI Level Platforms, Location Labs and Norman Safeground acquisitions and $1.8 million attributable to our innovation team initiatives and a $2.1 million increase in our mobile team. In addition, we incurred $1.5 million of incremental costs related to share-based compensation. This was partially offset by year-over-year savings of $0.8 million related to ongoing optimizations, which we announced in 2012.

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

Sales and marketing

	Year ended December 31,			Change 2013 vs. 2014		Change 2014 vs. 2015
	2013	2014	2015	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Sales and marketing	$96,382	$96,950	$125,325	$568	0.6%	$28,375	29.3%
Percentage of total revenue	23.7%	25.9%	29.3%

Sales and marketing expenses in 2015 compared to 2014 reflected an increase due to $12.5 million of incremental costs attributable to the sales and marketing activities in connection with our Location Labs, Norman Safeground and Privax acquisitions as well as the related $11.7 million of related acquisition amortization. Consolidation of the technical and commercial product management teams led to an increase of $2.9 million in central product management, with further absorption of the consumer user experience team moving within the sales and marketing function, as well as from the research and development function absorption of Product management operations and Technical product management teams. Meanwhile sales commission increased $1.2 million mainly in support of the Mobile business unit. We incurred $1.0 million of further incremental costs supporting sales and marketing efforts associated with our CloudCare SMB solution. In addition, we incurred $1.4 million of incremental costs related to share-based compensation. This was partly offset by a $5.8 million decrease in Consumer costs in sales and marketing.

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

General and administration

	Year ended December 31,			Change 2013 vs. 2014		Change 2014 vs. 2015
	2013	2014	2015	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
General and Administration	$70,902	$75,790	$75,238	$4,888	6.9%	$(552)	(0.7)%
Percentage of total revenue	17.4%	20.3%	17.6%

The decrease in general and administration expenses in 2015 compared to 2014 was comprised of $8.3 million related to the Privax earn-out release, $1.4 million decrease in legal settlement costs, $5.5 million in other acquisition related costs, and the majority of the remainder being spent on system improvements and compliance costs.

The increase in general and administration expenses in 2014 compared to 2013 was comprised of $2.4 million in acquisition related costs, a $1.5 million increase in share-based compensation expenses and the majority of the remainder being spent on system improvements and compliance costs.

Other (income) expense, net

	Year ended December 31,			Change 2013 vs. 2014		Change 2014 vs. 2015
	2013	2014	2015	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Interest income	$(90)	$(103)	$(121)	$(13)	14.4%	$(18)	17.5%
Interest and finance cost	7,954	3,997	15,934	$(3,957)	(49.7)%	$11,937	298.6%
Other, net	(485)	1,431	(324)	$1,916	(395.1)%	$(1,755)	(122.6)%

Other (income) expense, net	$7,379	$5,325	$15,489	$(2,054)	(27.8)%	$10,164	190.9%
Percentage of total revenue	1.8%	1.4%	3.6%

Other expenses increased by $10.2 million in 2015 as compared to 2014, primarily due to an $11.8 million increase in the aggregated cost of interest on our outstanding debt and amortization of finance costs, partially offset by $2.2 million related to realized foreign exchange gains.

Other expenses decreased by $2.1 million in 2014 as compared to 2013, primarily due a $4.0 million decrease in the aggregated cost of interest on our outstanding debt and amortization of finance costs, partially offset by recognized foreign exchange loss of $1.8 million in the period compared to $0.3 million gain in the year ended December 31, 2013.

As a result of all the above factors, our income before income taxes and loss from investment in equity affiliate, as a percentage of total revenue, for each of 2013, 2014 and 2015 was 25.2%, 19.8% and 13.9% respectively.

Provision for income taxes

	Year ended December 31,			Change 2013 vs. 2014		Change 2014 vs. 2015
	2013	2014	2015	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Provision (benefit) for income taxes	$39,006	$19,579	$10,519	$(19,427)	(49.8)%	$(9,060)	(46.3)%
Percentage of income before income taxes	38.0%	26.5%	17.7%

The statutory income tax rate in the Netherlands is 25%. Until December 31, 2013, a substantial proportion of our income is generated in jurisdictions with lower tax rates. In particular, income from our web distribution channel was recognized in Cyprus through the end of 2013, which has an income tax rate of 12.5% (10% before 2013), and in the Czech Republic, which has an income tax rate of 19%. In addition, we benefit from the innovation box tax regime with respect to income generated in the Netherlands.

Our effective tax rate was 38.0% in 2013, 26.5% in 2014 and 17.7% in 2015. We transferred a Cypriot IP entity to the Netherlands as part of a group reorganization in May 2011, which was cleared with the Dutch tax authorities and resulted in significant tax basis step-up under Dutch law in the assets transferred which consisted primarily of intellectual property. In addition, as of January, 2014, we relocated our Cypriot e-commerce entity to the Netherlands and obtained a special deduction which resulted in an expected cash tax rate of 12.5% over the following ten years. We expect that our cash tax rate will be lower over the following years as a result of the 2011 and 2014 change.

The primary reason for the decrease in tax expense for the year ended December 31, 2015 is due to the prior year decrease to the deferred tax asset for deferred revenue in 2013 and 2014 that was not recurring in 2015. As a result of the centralization of all intellectual property in the Netherlands during 2013 and alignment of the intercompany transfer pricing methodology, the enacted tax rates used for realization of the deferred tax assets decreased significantly in 2013, but resulted in a lower effective tax rate in 2014 and 2015. In addition, our 2015 effective tax rate decreased due to $1.0 million and $1.5 million in favorable permanent differences from prior period acquisition costs recharge income and with respect to non-taxable income from deferred consideration reversal, respectively. The effective Dutch tax rate is significantly lower than the statutory tax rate in the Netherlands primarily as a result of the innovation box tax regimes in the Netherlands.

Net income

	Year ended December 31,			Change 2013 vs. 2014		Change 2014 vs. 2015
	2013	2014	2015	In dollars	Percentage	In dollars	Percentage
	(in thousands of U.S. dollars, except for percentages)
Income before income taxes	$102,720	$74,013	$59,445	$(28,707)	(27.9)%	$(14,568)	(19.7)%
Percentage of total revenue	25.2%	19.8%	13.9%
Net income	$63,714	$54,434	$48,926	$(9,280)	(14.6)%	$(5,508)	(10.1)%
Percentage of total revenue	15.7%	14.6%	11.4%

For comparison purpose, the “Income before income taxes and loss from investment in equity affiliate” was $102.7 million in 2013, $74.0 million in 2014 and $59.4 million in 2015.

The decrease in income before income taxes and loss from investment in equity affiliate in 2015 compared to 2014 amounted to $14.6 million. We generated an operating loss of $4.4 million reflecting $43.7 million of incremental subscription gross profit and offset by a $2.5 million decline in platform-derived gross profit and $45.7 million incremental operating expenses. Other expenses increased by $10.2 million, primarily due an $11.8 million increase in the aggregated cost of interest on our outstanding debt and amortization of finance costs, partially offset by the recognized foreign exchange gain of $2.2 million compared to the prior period.

The decrease in income before income taxes and loss from investment in equity affiliate in 2014 compared to 2013 amounted to $28.7 million. We generated an operating loss of $30.7 million reflecting $21.7 million of incremental subscription gross profit and offset by a $37.7 million decline in platform-derived gross profit and $14.7 million incremental operating expenses. Other expenses decreased by $2.1 million, primarily due a $4.0 million decrease in the aggregated cost of interest on our outstanding debt and amortization of finance costs, partially offset by recognized foreign exchange loss of $1.8 million in the period compared to $0.3 million gain in 2013.

Net income in each year was driven by all the above factors.

	Year ended December 31,
	2013	2014	2015
Segment revenue	(in thousands of U.S. dollars)
Consumer	$357,855	$315,611	$364,423
SMB	49,258	58,462	63,888

Total segment revenue	407,113	374,073	428,311

Segment operating income
Consumer	$165,107	$157,785	$181,256
SMB	13,504	2,255	(10,355)

Total segment operating income	178,611	160,040	170,901

Consumer segment

Revenues

Our Consumer revenue was $364.4 million for 2015 as compared to $315.6 million for 2014, an increase of $48.8 million or 15.5%. Consumer subscription revenue increased $59.2 or 27% while platform derived revenue, largely search revenue, declined $10.4 million or 11%. The subscription growth was primarily due to the increase in mobile subscription revenue of $48.4 million or 412% from increases in both our mobile carrier services revenue from Location Labs as well as our mobile anti-virus core revenue. This represents our Consumer desktop products including VPN services, which grew $10.8 million or 5%, primarily due to the ongoing adoption of our users into the auto-billing program and the mid-year introduction of Privax acquired services enabling further cross-sell opportunities throughout the active user base. For platform-derived revenue, search revenue decreased $12.4 million or 14% primarily due to the ongoing churn in third party revenues of $14.1 million or 62% having exiting that business during 2015. Organic search revenue was flat compared to 2014, while other search revenue combined with mobile advertising revenue grew $3.7 million or 83%, showing progress on initiatives in this area.

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

Adjusted operating income

Our Consumer adjusted operating income was $181.3 million for 2015 as compared to $157.8 million for 2014, an increase of $23.5 million or 15%, with an adjusted operating margin of 50% delivered in each period. The increase in adjusted operating income is from gains from each consumer component, namely desktop, mobile and search, with significant improvements in mobile subscription profitability as we managed costs to deliver improving carrier based revenue. Desktop delivered operating income growth while absorbing acquisition costs from Privax, and search operating income improved with reductions in costs being larger than the reduction in revenues. Traffic acquisition costs as well as operating costs in research and development, sales and marketing, and general and administration areas reduced from the exit of the third party distribution business improving both gross and operating margins in this business unit.

Our Consumer operating income was $157.8 million for 2014 as compared to $165.1 million for 2013, a decrease of $7.3 million or 4.4% at a margin decrease of 4% to 46%. The decrease was mainly due to the decrease in revenue discussed above but further accompanied by a decrease in costs largely tied to revenue. Significant cost reduction items include $22.1 million less traffic acquisition costs and search fees paid to providers of our dynamic search solution and a further $3.4 million of costs reduction associated with the operating costs of the search business in the sales and marketing area and $7.6 million in the research and development area.

We also saw additional costs in development from our Privacy Choice acquisition.

SMB segment

Revenues

Our SMB revenue was $63.9 million for 2015 compared to $58.5 million for 2014, an increase of $5.4 million, or 9.3%. Subscription revenue growth resulted predominantly in our SaaS business offerings, growing $4.0 million or 23%, with growth in first-time purchases of our Managed Workplace remote administration product as well as higher user adoption of our SMB CloudCare solution, growing revenue 26% compared with the prior year. Further SMB revenue growth resulted from the acquisition of Norman Safeground in late 2014, adding $7.1 million in core desktop products, offsetting the reductions in AVG organic SMB core desktop renewals, largely resulting from lower renewal opportunity pools in SMB in 2015 when compared with prior periods.

Our SMB revenue was $58.5 million for 2014 compared to $49.3 million for 2013, an increase of $9.2 million, or 18.7%. Subscription revenue growth in 2014 was driven largely as a result of the acquisition of LPI Level Platforms, whereby the remote administration product AVG Managed Workplace continued to provide both first purchase and renewal revenue growth of a combined $7.4 million, further enhanced by our SMB protection subscription revenue growth of $1.8 million. This was offset in 2014 by a small contraction in our sales of on-premise software as we transition our SMB business to cloud-based SaaS business.

Adjusted operating income

Our SMB adjusted operating loss was $10.4 million for 2015 compared to a gain of $2.3 million for 2014, a decrease in operating income of $12.6 million. Operating margin was negative 16% in 2015 compared to 4% in

2014, a decrease of 20%. This decrease was due to additional expenditures on research and development of $6.3 million pertaining to the ongoing development and infrastructural requirements for SMB products including our SaaS offerings, as well as acquiring talent and building capability in sales and marketing to drive the SMB strategy into 2016 and beyond, costing an additional $7.2 million. General and administrative costs increased $1.7 million to support the larger overall SMB business including the Norman Safeground acquisition from late 2014. Management looks to steer SMB towards improved profitability to derive a breakeven or better result in 2016.

Our SMB operating income was $2.3 million for 2014 compared to $13.5 million for 2013, a decrease in operating income of $11.1 million or 82.0%. Management has taken the decision to manage this segment aggressively for growth and is targeting managing the SaaS part of this business on a breakeven basis. The decrease was mainly attributable to cost increases due to acquisitions of Level Platforms and Norman Safeground, significantly growing the SMB SaaS product offerings, and infrastructure requirements to fulfil the SMB growth strategy. We also hired additional sales people to drive our sales expansion within the SaaS model. Finally, we saw the impact of acquisition accounting associated with Norman Safeground, which added $3.6  million of costs in 2014.

B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2015, we had indebtedness of $223.4 million and cash and cash equivalents of $123.8 million, excluding $27.1 million restricted cash. Cash is primarily held in U.S. dollars (74%), Euros (11%), British pounds (3%), Czech crowns (5%). Swiss Francs (3%) and other currencies like Australian dollars, Canadian dollars, Israeli shekels, Brazilian reals, and Norwegian, Swedish and Danish crowns.

We generate a significant proportion of our cash through online sales of our premium products and online services as well as through the platform-derived revenue generated primarily via our dynamic secure search solution and sales of mobile subscription services via carriers. We also benefit from a strong working capital cycle, such that our license fees are paid at the beginning of the subscription period, regardless of whether those subscriptions are for one or more years. The cash received from these advance payments is used to fund the operating, investing and financing activities of our business. For accounting purposes, these advance payments must be deferred and recognized over the license term, over the expected term for providing maintenance and support services for perpetual licenses, or over the service period. As such, we typically reflect a working capital deficiency in our balance sheet. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe that our negative working capital position as of December 31, 2015 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

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

The facilities have been primarily used for the acquisition of Location Labs, but may also be used for other general corporate purposes, including the Location Labs Class B redemption payments, future deferred merger considerations, contingent payments for completed acquisitions and certain potential future acquisitions.

The Term Loan bears interest at an adjusted LIBOR rate plus 4.75% or a Base Rate plus 3.75% and in case of adjusted LIBOR a floor of 1.0% applies. The effective interest rate is 6.90% for the Term Loan. Interest on the Term Loan is payable in arrears. The Company determined that the floor of 1.0% is an embedded derivative, which is not required to be separately accounted for as a derivative under the Accounting Standard Codification (“ASC”) 815, Derivatives and Hedging.

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

The RCF would bear interest at an adjusted LIBOR rate plus 1.75% or a Base Rate plus 0.75% based on the Leverage Ratio of 1.19. Interest on the loan is payable in arrears. We must pay (i) a commitment fee of 0.50% per annum on the actual daily amount by which the revolving credit commitment exceeds then-outstanding loans and letters of credit under the RCF and (ii) a fronting fee of 0.125% per annum, calculated on the daily amount available to be drawn under each letter of credit issued under the RCF. As of December 31, 2015, the RCF was left undrawn.

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

Outstanding debt as of December 31, 2015 for purposes of the total net leverage ratio is approximately $237.6 million. The covenant calculation as of December 31, 2015 on a trailing 12-month basis is as follows:

Covenant Description	Covenant Requirement as of December 31, 2014	Ratio at December 31, 2015	Favorable / (Unfavorable)
Net Debt to Consolidated EBITDA	Not greater than 3.50 : 1.00	1.19	2.31

The total consolidated leverage ratio is measured at the end of each quarter. Additionally, the Credit Facility contains affirmative covenants, including covenants regarding the payment of taxes, maintenance of insurance, reporting requirements and compliance with applicable laws. The Credit Facility also contains negative covenants, among other things, limiting our ability to incur debt, make acquisitions, make certain restricted payments and sell assets. The events of default under the Credit Facility include, among other things, payment defaults, cross defaults with certain other indebtedness, breaches of covenants, judgment defaults, bankruptcy events and the occurrence of a change in control (as defined in the Credit Facility). As of December 31, 2015 we were in compliance with all required covenants.

The financing fees were amortized as an adjustment of interest expense over the remaining term of the Credit Facility using the interest method.

The amount of long-term debt under the Credit Facility shown in the accompanying consolidated balance sheet is analyzed as follows (in thousands of U.S. Dollars):

Year ended December 31, 2015
Principal	$230,000
Principal repaid	2,300

Outstanding amount	227,700
Amortized original issue discount	(4,308)

Total debt	$223,392

Current portion	$2,300
Non-current portion	$221,092

Under the Credit Facility, we may also elect to request the establishment of one or more new term loan commitments (incremental term loan) provided certain conditions and financial covenants are met. Such new commitments are available at the discretion of the lenders.

We have pledged as collateral to the Credit Facility certain of our tangible, intangible, and current assets with covenants obliging us to also pledge new assets over a certain threshold. The collateral granted by the borrower and certain of its subsidiaries includes, without limitations, present and future pledges, mortgages, first priority floating and fixed charges and security interests with respect to, but not limited to, equity rights, shares and related rights (ownership interests), fixed assets, intellectual property rights (trademarks, copyrights and patents), intercompany and trade receivables, bank accounts, insurance claims and commercial claims.

As of December 31, 2015, the mandatory principal payments under the credit facility are as follows (in thousands of U.S. Dollars):

2016	2,300
2017	2,300
2018	2,300
2019	2,300
2020	218,500

Total debt	$227,700

On October 15, 2014, we fully repaid the outstanding balance under the credit facility with HSBC Bank Plc as mandated lead arranger and agent and terminated the agreement which was entered into on April 25, 2013.

On April 29, 2013, we fully repaid the outstanding balance and terminated a credit facility of $235 million, which was entered into on March 15, 2011. The related unamortized deferred finance cost of $2,643 was expensed in April 2013.

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

	Year ended December 31,
	2013	2014	2015
	(in thousands of U.S. dollars)
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$145,204	$108,807	$99,693
Net cash (used in) investing activities	(39,755)	(165,003)	(58,268)
Net cash (used in) provided by financing activities	(114,295)	153,762	(55,414)
Effect of exchange rate fluctuations on cash and cash equivalents	(695)	(1,008)	(1,151)

Change in cash and cash equivalents	$(9,541)	$96,558	$(15,140)

Operating activities

In 2015, net cash flow provided by operating activities was $99.7 million, including our profit for the period of $48.9 million and adjustments of $50.8 million including movements in working capital. Working capital movements had a negative impact on cash-flow of $17.2 million. Working capital was negatively impacted by a decrease in deferred revenue of $4.3 million due to slight decline of sold licenses and by an increase of other assets of $12.9 million. These assets include tax receivables and advances.

In 2014, net cash flow provided by operating activities was $108.8 million, including our profit for the period of $54.4 million and adjustments of $54.4 million including movements in working capital. Working capital movements had a negative impact on cash-flow of $6.8 million. Working capital was negatively impacted by a decrease in deferred revenue of $1.2 million due to stabilization of sold licenses and by payment of accrued incentive compensation related to previous acquisitions of another $6.0 million, offset by a net positive impact of $0.6 million from other line items.

Net cash flow provided by operating activities was $145.2 million in 2013, including our profit for the period of $63.7 million and adjustments of $81.5 million including movements in working capital. Cash inflows included an increase in deferred revenue of $13.9 million reflecting an increase in our subscription product sales.

Investing activities

In 2015, cash used in investing activities was $58.3 million. Capital expenditures were $14.7 million for capital equipment to continue to support the infrastructure requirements of our business. Furthermore, we spent $34.5 million as consideration for several acquisitions. On May 5, 2015, we completed the acquisition of all of the outstanding shares of Privax, a leading global provider of desktop and mobile privacy services for consumers, for an upfront payment of $31.5 million excluding a $9.0 million deposit to an escrow account. On October 6, 2015, we acquired certain assets of Flayvr Media Ltd. for an upfront payment of $2.5 million in an asset purchase agreement designed to consolidate its current presence in the mobile market. On September 17, 2015, the Company acquired a 2.4% interest in Kernel Labs LLC for cash consideration of $0.5 million. The Company accounts for this investment under the cost method.

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

In 2013, cash used in investing activities was $39.8 million. Capital expenditures were $16.7 million for capital equipment to continue to support the infrastructure requirements of our growing business. We also spent $27.7 million on several acquisitions. Our first acquisition was Angle Labs in January 2013, in May 2013, we acquired the business of PrivacyChoice LLC, and in June 2013 we acquired the business of LPI Level Platforms Inc. Finally, in September, we acquired certain assets from ASR Technologies AB.

In May 2013, Scene LLC exercised its call option and repurchased our interest at $9.8 million and we derecognized the investment in Scene for the same amount.

Financing activities

In 2015, cash provided by financing activities was $55.4 million. During 2015, we repaid $2.3 million in debt under our then existing credit facility in accordance with the amortization schedule. Furthermore, we used $14.6 million for the repurchase of our shares in order to offset obligations to deliver shares under our share-based compensation plan. In 2015, we paid an additional $0.8 million in costs associated with the credit agreement entered into in October 2014. Proceeds from exercised share options amounted to $11.2 million. We also used $49.5 million for the payment of contingent and deferred purchase consideration as well as the redemption of Class B-1 shares relating to the acquisition of Location Labs in 2014 and of certain assets of ASR Technologies AB in 2013.

In 2014, cash provided by financing activities was $153.8 million. During the first four months of 2014, we repaid $30 million in debt under our then existing revolving credit facility. Furthermore, we used $35.3 million for the repurchase of our shares in order to offset obligations to deliver shares under our share-based compensation plan. In October and December of 2014, we entered into the Credit Facility and borrowed $230 million under the related Term Loan. In 2014, we paid $10.0 million in associated costs, fees and premiums. Proceeds from exercised share options amounted to $2.8 million and we repurchased share options from employees for $1.5 million. We also used $6.2 million for the payment of contingent and deferred purchase consideration relating to the acquisition of the business of Avalanche in 2012 and LPI Level Platforms Inc. in 2013.

In 2013, cash used in financing activities was $114.3 million. Cash was used in the amount of $72.1 million for repayment of debt, the net effect of the repayment of our indebtedness and proceeds from the credit facility entered into in 2013, and $43.4 million for the repurchase of our shares in order to offset obligations to deliver shares under our share based compensation plan. The proceeds from exercised share options and repurchased share options from employees amounted to $8.9 million and $5.1 million, respectively. We also used $2.6 million for the payment of contingent and deferred purchase consideration relating preliminary to the prior acquisitions of the business of Avalanche and DroidSecurity.

Capital expenditure and other investments

Our net capital expenditure in 2013, 2014 and 2015 amounted to approximately $16.7 million, $15.6 million and $14.7 million, respectively. We have historically incurred capital expenditure costs in relation to the acquisition of technology and the development of our Internet security solutions. We expect to continue to invest in technology acquisitions and information technology infrastructure through 2016 and thereafter and may spend a significant amount of cash on acquisitions and the further development of our solutions.

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

We believe the following to be critical accounting policies because they are important to the presentation of our financial condition or results of operations and they require critical management estimates and judgments about matters that are uncertain:

•	Business Combinations;

•	Goodwill impairment;

•	Impairment of long-lived assets;

•	Revenue recognition;

•	Loss contingencies;

•	Share-based compensation; and

•	Income taxes.

Business combinations

We account for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The purchase price of the acquisition is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of the purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

Accounting for business combinations requires significant estimates and assumptions at the acquisition date, including estimated fair value of acquired intangible assets, estimated income tax assets and liabilities assumed, and determination of the fair value of contractual obligations, where applicable. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users and customers, acquired technology, and trade names from a market participant perspective, useful lives, and discount rates. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, these estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Goodwill impairment

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

Goodwill impairment tests require judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.

We conducted our annual goodwill impairment test in the fourth quarter and determined that the fair values of our reporting units exceeded their carrying values and therefore goodwill in those reporting units was not impaired.

Impairment of long-lived assets

We assess the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of certain finite-lived intangible assets is measured by the comparison of the carrying amount of the asset group to which the assets are assigned to the sum of the undiscounted estimated future cash flows the asset group is expected to generate. If the asset is considered to be impaired, such amount is measured as the difference between the carrying amount of the asset and its fair value. Recoverability of developed technology is measured by the comparison of the carrying amount of the asset to the sum of undiscounted estimated future product revenues offset by estimated future costs to dispose of the product. If the asset is considered to be impaired, such amount is measured as the difference between the carrying amount of the asset and its fair value.

No impairments of long-lived assets were identified during any of the periods presented.

Revenue recognition

Our revenue, which is presented net of sales taxes and other similar assessments, is derived from the following sources: (i) software and other services revenue, which principally consists of revenue from term-based and perpetual software license agreements, bundled with maintenance and support, and hosted software solutions; and (ii) platform-derived revenues, which consists primarily of revenue from secure search solution and monetization of mobile products. We apply software revenue recognition guidance to all transactions involving software licenses. In cases where we generate revenue from its hosted software solutions, revenue is recognized in accordance with ASC 605, Revenue Recognition. We recognize subscription revenue over the contract term beginning on the commencement date of the contract, the date we make our services available. Once our services are available to our customers, we record amounts due in accounts receivable and in deferred revenue and recognized ratably over the requisite service period

Subscription revenues are in most circumstances deferred and recognized over the license term, over the expected term for providing maintenance and support services for perpetual licenses, or over the service period. Revenue is reduced for estimates of sales incentives and sales returns. The deferral of revenue in this way has a substantial influence on our reported results and on our balance sheet; as at December 31, 2015 there was $200 million in deferred revenues recorded in our consolidated balance sheet compared with $201 million as of December 31, 2014.

Platform-derived revenues are principally generated from agreements with search partners based on a portion of the revenue they generate from advertising and are recognized in the month that the advertising services are provided.

To a lesser extent, platform-derived revenues are generated from monetization of our mobile products, which are recognized over the contract term for term-based licenses or upon delivery for perpetual licenses.

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

Share-based compensation

Under U.S. GAAP, we account for our share-based compensation for employees in accordance with the provisions of ASC 718, Compensation – Stock Compensation, which requires us to measure the cost of employee services received in exchange for the options on our ordinary shares, or for the restricted share units, based on the fair value of the award on the grant date. We selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development

Our innovation department is based in Amsterdam, the Netherlands. The focus of this group is to continuously develop, enhance, design and integrate new intellectual property relating to the group’s current and future product portfolio. Our Amsterdam innovation group forms a key part of our software innovation strategy and provides strategic direction to innovation and improvement of the product portfolio of the group which is further developed and implemented by our development departments located in other countries.

Our development department is responsible for the development and testing of our solutions. Our development initiatives are focused primarily on improving and enhancing our existing products as well as developing complementary products and online services. We employ the majority of our development personnel in the Czech Republic, where we can draw upon a local, highly skilled technology workforce at a lower cost.

In addition, we have an active user community that serves as a catalyst for technological improvements and development of our products as well as a testing ground for our latest enhancements. We believe that by engaging our user community in product development, we are able to better tailor our solutions to the needs of our users and provide those solutions in a cost-efficient manner.

Our development departments are based in Brno, Czech Republic, and various locations in the United States, including San Francisco. We also have a mobile security expertise center in Israel which plays a key role in the roll out of our strategy of protecting our users across various Internet-enabled devices. In addition to conducting our own research and development, we engage contractors in various locations for specific projects. Our research and development expenses were $60.9 million, $70.2 million and $87.8 million, respectively, for the years ended December 31, 2013, 2014 and 2015.

Intellectual property

We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary and intellectual property rights. These laws, procedures and restrictions provide only limited protection. As of March 31, 2016 our patent portfolio includes 75 U.S. and 25 foreign granted patents, and 67 pending applications in the United States and other foreign jurisdictions. Any patents granted to us now or in the future may be challenged, invalidated or circumvented, may not provide sufficiently broad protection and/or may not prove to be enforceable in actions against alleged infringers.

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

D. TREND INFORMATION

Trend information is included throughout the other sections of this Item 5. In addition, we expect our operating results to continue to fluctuate in future quarters. Specific material drivers of these trends are identified in the discussion above with respect to the years ended December 31, 2013, 2014 and 2015.

The sales seasonality of our business, with increased sales typically on campaign launches in the fourth quarter and lower sales in the summer months, has been partially mitigated by the release of our revenue ratably over the license period for each subscription.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2015, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2015:

	Total	Due in 2016	Due 2017-2018	Due 2019-2020	Thereafter
	(in thousands of U.S. dollars)
Long-term debt, including current portion(1)	$227,700	$2,300	$4,600	$220,800	$—
Interest payable on long-term debt	63,109	13,514	26,552	23,043	—
Operating lease obligations(2)	39,427	9,406	12,715	9,251	8,055
Capital lease obligations	130	64	66	—	—
Redeemable noncontrolling interest(3)	16,800	16,800	—	—	—
Contingent purchase obligation(4)	38,493	38,493	—	—	—
Deferred acquisition payments(4)	2,584	2,094	490	—	—
Purchase obligations	14,589	9,524	5,063	2	—

Total	$402,832	$92,195	$49,486	$253,096	$8,055

(1)	Reference is made to the consolidated financial statements Note 11 Debt.
(2)	We have entered into various non-cancellable operating lease agreements for our offices throughout the Americas, Europe and Australia with original lease periods up to 10 years, expiring between 2016 and 2025. Reference is made to the consolidated financial statements Note 18 Commitments and contingencies.
(3)	Reference is made to the consolidated financial statements Note 20 Ordinary and preferred shares.
(4)	Reference is made to the consolidated financial statements Note 3 Acquisitions.

G. SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, or the statutory safe harbors, shall apply to forward-looking information provided pursuant to

Items 5.E. and F above. For our cautionary statement on the forward-looking statements in this Annual Report, see section “Forward-Looking Statements” on page 1 of this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Board structure

We have a two-tier board structure consisting of our Management Board (“raad van bestuur”) and a separate Supervisory Board (“raad van commissarissen”).

Members of our Supervisory Board and Management Board

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

Our Supervisory Board is currently composed of the following members, of whom Messrs. Dunne, Eichler, Esser, Fuller, Haars, and Tenwick are independent under applicable NYSE standards:

Name	Position	Age	Date of appointment	Term expires
Dale L. Fuller	Member of the Supervisory Board (Chairman)	57	March 4, 2009	2018
Gabriel Eichler	Member of the Supervisory Board (Vice-Chairman)	66	November 24, 2005	2018
Ronan Dunne	Member of the Supervisory Board	52	June 11, 2014	2018
Frank Esser	Member of the Supervisory Board	56	July 30, 2013	2017
Jan G. Haars	Member of the Supervisory Board	64	August 10, 2011	2019
Jonathan W. Meeks	Member of the Supervisory Board	43	October 1, 2009	2019
Colin Tenwick	Member of the Supervisory Board	56	October 15, 2011	2017

Dale L. Fuller has served as chairman of our Supervisory Board since 2009. Mr. Fuller has served as chairman of the board of MobiSocial, Inc. since 2013, as independent director of Quantum Corporation since 2014 and as chairman of the board of Soothe Inc. since 2015. Mr. Fuller was a director of moka5, Inc., WebGistix Corporation, Perch, Inc, ProSite, Inc, Zoran Corporation, Guidance Software, Inc., Krugle, Inc, McAfee, Inc., Phoenix Technologies Ltd. and Quest Aircraft Company, LLC. He has served as president, chief executive officer and chief financial officer of moka5, Inc. from 2008 to 2013, as interim chief executive officer and president of McAfee, Inc. from 2006 until 2007 and as chief executive officer and president of Borland Software Corporation from 1999 to 2005. In an earlier part of his career, he founded the Internet community site WhoWhere, Inc., later acquired by Lycos, Inc. As a start-up company CEO, Mr. Fuller led the expansion of several domain sites, including angelfire.com and Mailcity.com. Mr. Fuller holds an honorary doctorate from St. Petersburg State University.

Gabriel Eichler has served as vice-chairman of our Supervisory Board since May 2013. He served as its chairman from 2005 to 2007. Mr. Eichler is the senior partner of Benson Oak s.r.o., a private equity firm operating in central Europe, which he founded in 1991. His previous executive positions include: chairman, president and chief executive officer of VSŽ, a.s., a steel company later acquired by United States Steel Corporation; vice-chairman and chief financial officer of ČEZ, a.s., the Czech power company; partner and executive vice president at CEDC, a U.S.-based private equity group; chief international economist of Bank of America, NT & SA in San Francisco and regional general manager for Bank of America in Paris, Vienna and Frankfurt. In non-executive positions he serves as chairman of the supervisory board of BO Chemie B.V., and previously served as vice-chairman of the supervisory board of Československá obchodní banka, a.s., as a member of the supervisory boards of Slovenská Sporitel’ňa, a.s. and Česká Pojištovna a.s., as a director of Ness Technologies Inc., and the EastWest Institute. In the early 1990s he advised the Czechoslovak government on economic transformation. Mr. Eichler holds a B.A. in economics from Brandeis University and a M.A. degree in International Relations from The University of Chicago and performed postgraduate work in economics at the University of Toronto.

Ronan Dunne is the chief executive officer of Telefónica UK Ltd (O2), and an executive board member of the Telefónica UK Ltd executive committee and the Telefónica, S.A. executive committee. In addition, Mr. Dunne is a non-executive board member of the Guardian Media Group (GMG) and Tesco Mobile (UK). Prior to joining Telefónica UK (O2), Mr. Dunne served as director of treasury and later head of strategic finance and integration at Exel plc from 1996 to 2001 and held senior positions at Waste Management International plc and Banque Nationale de Paris. Mr. Dunne is also a fellow and former council member of the Chartered Accountants Ireland (CAI), a fellow of the Association of Corporate Treasurers (ACT) and a trustee of Step Up to Serve, a UK youth social action charity.

Frank Esser is a member of the supervisory boards of Dalensys/Rentabiliweb Group S.A., Swisscom AG and Interxion N.V. From 2010 through March, 2014, Mr. Esser served as a member of the supervisory board of Vodafone GmbH. He served as chairman and chief executive officer at SFR, a French telecommunications operator from 2002 to 2012. He has held previous executive positions at a number of additional telecommunication firms. These include chief executive of international telecoms company Mannesmann Eurokom GmbH. Mr. Esser also served as a member of the management board of the French listed company Vivendi.

Jan G. Haars is a member of the supervisory board of Delta Lloyd N.V., the chairman of the supervisory board of Rabobank Amsterdam, the chairman of the supervisory board of Kwast Wijnkopers B.V., member of the supervisory boards of N.V. Nuon Energy, WorldWise Marine Holding B.V. and Offshore Ship Designers Ltd., the chairman of the national ballet foundation and the chairman of the advisory board of Anderstein. Mr. Haars previously served as a member of the supervisory board of AFC Ajax N.V. until 2011, and as chief financial officer of Corio N.V., a real estate investment company, from 2007 to 2010, as Corio’s interim chief financial officer from 2006 to 2007, and as chief financial officer of TNT N.V., a global logistics company that has since split into TNT Express N.V. and PostNL N.V., from 2002 to 2006. He previously held leadership positions at Unilever N.V., Rabobank Nederland, Royal Boskalis Westminster N.V. and Thyssen Bornemisza Group, Inc. Mr. Haars holds a M.Sc. from the University of Twente in applied mathematics and has also completed executive programs at Stanford University, INSEAD, IMD and the City University Business School.

Jonathan W. Meeks has served as a managing director at TA Associates, L.P. since 2006, where he focuses on recapitalizations and management buyouts of technology growth companies and is a member of the Core Investment Committee. He joined TA Associates, L.P. in 1997 and served as vice president from 2000 to 2003 and as principal from 2003 to 2006. Previously, Mr. Meeks was a financial analyst in the Information Services Group at Robertson, Stephens & Co., LLC. He is a director of Amann Girrbach AG, Bigpoint GmbH, Flashtalking and StorageCraft Technology Corporation. He was a director at eCircle Ltd., Fotolia LLC, GlobeOp Financial Services S.A., SmartStream Technologies Ltd., Lava Trading Inc., Creditex, Inc., OpenLink Financial, Inc., Monotype Imaging, Inc. and numerous other companies. Mr. Meeks holds a B.S., with distinction, in mathematics from Yale University.

Colin Tenwick is the chairman of Picsolve International Ltd., chairman of Addison Lee Ltd., chairman of Wowcher Ltd. and chairman of ATG Media and a non-executive director of Intelligent Reach. He served as chairman and chief executive officer of Livebookings Holdings Ltd., chairman of Control Circle Ltd. and CT

Partnership Ltd. and is a former member of the board of auFeminin.com. Mr. Tenwick served from 2001 to 2010 as chief executive officer of StepStone ASA, a global human capital management company which was acquired by Axel Springer AG in 2009. Before his tenure at StepStone ASA, Mr. Tenwick held leadership positions at Red Hat, Sybase and Ingres. Mr. Tenwick holds a B.A. from the University of Brighton in business studies.

Messrs. Eichler, Fuller, Haars, and Meeks were elected pursuant to a shareholders’ agreement that was in effect prior to our IPO.

At the AGM of June 11, 2015, Messrs. Haars and Meeks were re-appointed as Supervisory Board members for a period of four years ending immediately following the AGM 2019.

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

Our Management Board is currently composed of Gary Kovacs and John Little.

Name	Position	Age	Date of appointment	Term expires
Gary Kovacs	Chief Executive Officer and Managing Director	52	September 24, 2013	2017
John Little	Chief Financial Officer and Managing Director	50	June 16, 2008	2018

Gary Kovacs has served as our chief executive officer and a managing director of our Management Board since 2013. Prior to joining us, Mr. Kovacs served as chief executive officer of Mozilla Corporation. Prior to joining Mozilla, Mr. Kovacs held senior leadership roles as Senior VP of Markets, Solutions & Products at Sybase through to the acquisition by SAP, and as General Manager and VP of Mobile & Devices at Adobe. Previously, he led Zi Corporation, a company specializing in embedded software and services for mobile and consumer devices. Before founding Zi Corporation, Mr. Kovacs spent 10 years at IBM in leadership positions in product management, sales, marketing and operations within the global software division. Mr. Kovacs graduated from the University of Calgary, in Canada, with his Bachelor of Commerce and an MBA with distinction. Mr. Kovacs serves as a board member of ePhox Corporation, Sensory, Inc. and Make-a-Wish Foundation (Bay Area Chapter) and is a member of the advisory board of DocuSign Inc. He is also a member of the University of Calgary Management Advisory Council.

John Little has served as our chief financial officer and a managing director of our Management Board since 2008. Prior to joining us, Mr. Little was with MiNC Property Enterprises, a real estate investment company where he served as chief financial officer from 2002 to 2006 and as global head of investment from 2006 to 2007. From 2000 to 2002, Mr. Little served as chief financial officer at Wood & Company Financial Services a.s., a regional stockbroking firm in Prague. Previously, he served as group financial controller at Cazenove & Co., financial controller at Royal Bank of Scotland Group plc and audit manager at Deloitte & Touche LLP. Mr. Little is a member of the Institute of Chartered Accountants in England and Wales and holds a degree in history from Oxford University. On November 4, 2015 the Company announced that it was initiating a CFO transition.

On March 29, 2016 we announced that Jeffrey Ross was named chief financial officer. Mr. Ross joined our Company in early April and will assume the role and title of CFO the day following our 2016 first quarter earnings announcement. Mr. Ross will be a member of our Management Board upon appointment by the General Meeting of Shareholders, after which Mr. Little will resign as a member of the Management Board and continue his employment with us during the transition process. Our Supervisory Board will nominate Mr. Ross for appointment to our Management Board at our Annual General Meeting of Shareholders on June 9, 2016.

Other information

No family relationships exist among the members of our Management Board or Supervisory Board.

Mr. Meeks is a managing director at TA Associates, L.P., which is the ultimate General Partner of each investment fund managed by TA Associates Management, L.P.

Our subsidiary Location Labs, Inc. entered into a contract with Telefónica, S.A. in May 2012. The contract has a term of three years and has been renewed for one year. During 2015, the Company recorded transactions with Telefónica, S.A. for an aggregate amount of $144. Mr. Dunne, who is an executive board member of Telefónica, S.A. executive committee, is deemed not to have a direct or indirect material interest in the transactions, which have been carried out in the ordinary course of business. The contract terminated in 2016 and the parties mutually agreed not to renew or extend it.

Except as set forth above or disclosed under “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”, no member of our Management Board or Supervisory Board has a conflict of interest (actual or potential) between his private interests and his duties to us.

B. COMPENSATION

The information required by Item 6 B. is incorporated by reference from pages 5, 7, 10 and 12 of our 2015 Remuneration Report which is included as exhibit 99.1 on Form 6-K, as furnished to the SEC on April 25, 2016.

C. BOARD PRACTICES

General

Below is a summary of relevant information concerning our Management Board and our Supervisory Board as well as a brief summary of certain significant provisions of Dutch corporate law, our articles of association and the Dutch Corporate Governance Code (“DCGC”), in respect of our Management Board and Supervisory Board. Please see also “Item 16G. Corporate Governance.”

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

Other Information

During the year ended December 31, 2015, no member of our Management Board or Supervisory Board was entitled to any benefits upon termination of his employment under his employment or other service contract other than, with respect to the members of our Management Board, in continuation of certain compensation for the term of any non-compete agreement or otherwise in accordance with applicable law.

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

The table below shows the number of our employees by function as of December 31, 2013, 2014 and 2015:

	As of December 31,
	2013	2014	2015
Business functional area:
Research and development	482	701	794
Sales and marketing	264	334	338
General and administration	201	217	232
Customer support	66	127	122

Total	1,013	1,379	1,486

The increase in our employees is primarily related to our acquisitions in the United States, Brazil and Europe and to further strengthen our research and development activities. The increase in employees is partly offset by employee reductions incurred in connection with the reorganization of our global operations that continued in 2015.

	As of December 31,
	2013	2014	2015
Geography:
Americas	232	458	463
EMEA	750	906	1,011
APAC	31	15	12

Total	1,013	1,379	1,486

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

E. SHARE OWNERSHIP

Information with respect to share ownership of members of our Management and Supervisory Boards is included in “Item 7. Major Shareholders and Related Party Transactions.”

Option Plan and Restricted Stock Unit Plan

In order to attract, retain and motivate members of our Management Board and Supervisory Board, employees and other individuals having business relationships with us and to reward such persons for their loyalty and commitment, we established an option plan, the Option Plan, in June 2009 under which we granted options to acquire ordinary shares. The Option Plan was subsequently amended and restated effective on October 1, 2009, June 30, 2010, March 11, 2011, September 29, 2011, January 30, 2012, May 7, 2013, and December 4, 2014. Currently, the Option Plan also includes a restricted stock unit/share plan.

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

Options and restricted stock units generally vest over a period of four years, whereby 25% of the options vest on the first anniversary of the start date and the remaining options vest quarterly thereafter, in equal portions during the remaining vesting period. As part of our existing remuneration policy for the Management Board, the Company introduced performance-based restricted share unit awards in 2015. These awards vest over a period of two years, and the number of restricted share units that are eligible to vest is determined based on the achievement of performance criteria that are linked to software revenue targets. The contractual life of all options is 10 years.

Participants have no voting rights with respect to restricted share units and shares represented by options until the date of the issuance of such shares. Participants in the restricted stock units plan included in our Option Plan may, if the Supervisory Board of the Company so determines, be credited with dividend equivalents paid with respect to shares underlying a restricted stock unit award. Dividend equivalents shall be forfeited in the event that the restricted stock units with respect to which such dividend equivalents were credited are forfeited.

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

As of December 31, 2015, options and restricted stock units combined for a total of 3,292,901 ordinary shares were available for future grants under the Option Plan. No options or restricted stock units may be granted under the Option Plan after June 8, 2019.

As of December 31, 2015, the total number of our outstanding options, market restricted stock units and restricted stock units was 3,105,911, 100,000 and 1,132145, respectively, the weighted-average exercise price per share at grant date for all of our outstanding options was $20.27 and the weighted-average ordinary fair value per share at grant date was $7.83 and $21.35, respectively.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2016, by:

•	each person, or group of affiliated persons, who is known by us, based on information in our share register and information provided by such persons, to beneficially own more than 5% of our ordinary shares; and

•	each of the members of our Management Board and Supervisory Board.

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

Unless otherwise noted, all persons named in the table below may be contacted at our executive offices and, to our knowledge, have sole voting and investment power over the shares listed. Percentage computations are based on 50,791,283 ordinary shares outstanding as of March 31, 2016. As of that date, there were eight holders of record of our ordinary shares, seven of which were U.S. holders, including AVG Technologies N.V., which held 3,971,868 shares in its own capital as treasury shares. All holders of our outstanding ordinary shares have the same voting rights with respect to such shares.

Name of Beneficial Owner 5% shareholders	Number of shares beneficially owned	Percent
Funds affiliated with TA Associates(1)	6,767,888	13.32
Entities affiliated with Ameriprise Financial(2)	4,298,518	8.46

Management Board members and Supervisory Board members
Dale L. Fuller	323,721	*
Gabriel Eichler(3)	1,408,351	2.77
Jan G. Haars	20,000	*
Jonathan W. Meeks(4)	17,783	*
Colin Tenwick	20,000	*
Frank Esser(5)	13,750	*
Ronan Dunne	8,750	*
Gary Kovacs(6)	627,466	1.24
John Little(7)	145,405	*

All Management Board members and Supervisory Board members as a group (9 persons)(8)	2,585,226	5.09

*	Represents beneficial ownership of less than one percent (1%) of the outstanding ordinary shares.
(1)	The shares are held by TA X L.P., TA Atlantic and Pacific VI L.P., TA Strategic Partners Fund II L.P., TA Strategic Partners Fund II-A L.P. and TA Investors III L.P. (collectively the “TA Associates Funds”). TA Associates, L.P. is either the direct or indirect general partner of the TA Associates Funds and may be deemed to have voting and investment authority over the shares held by TA Associates Funds. Mr. Meeks is a managing director at TA Associates, L.P.
(2)	During 2015, entities associated with Ameriprise Financial (Ameriprise Financial, Inc., and Columbia Management Investment Advisers, LLC) purchased 4,298,518 ordinary shares, according to Schedule 13G/A filed February 12, 2016.

(3)	Represents 1,408,351 shares held by CVP II, Inc. Mr. Eichler may be deemed to have an interest in shares held by CVP II. He disclaims beneficial ownership of such securities except to the extent of any potential entitlements as a beneficiary therein and any pecuniary interest therein.
(4)	Represents 17,783 shares held by Meeks Family 2009 Irrevocable Trust. Jonathan W. Meeks is a managing director at TA Associates, L.P., which may be deemed to have voting and investment power over the shares held by the TA Associates Funds that are set out in footnote (1) above.
(5)	Includes options to purchase 1,250 shares that are exercisable within 60 days after March 31, 2016.
(6)	Includes options to purchase 25,000 shares and 70,125 restricted stock units that are exercisable within 60 days after March 31, 2016.
(7)	Includes options to purchase 60,875 restricted stock units that are exercisable within 60 days after March 31, 2016.
(8)	Includes options to purchase 26,250 shares and 131,000 restricted stock units that are exercisable within 60 days after March 31, 2016.

B. RELATED PARTY TRANSACTIONS

Except as disclosed below, none of the members of our Management Board or Supervisory Board, have since January 1, 2015 had a material interest in any transactions to which we were a party. Our policy is that any related party transactions are made on an arm’s-length basis and on terms no less favorable than if such transactions were carried out with unaffiliated third parties.

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

Option Plan

See “Item 6. Directors, Senior Management and Employees – E. Share Ownership – Option Plan” for a description of the Option Plan.

Telefónica, S.A.

Our subsidiary Location Labs, Inc. entered into a contract with Telefónica, S.A. in May 2012. The contract has a term of 3 years and has been renewed for one year. During 2015, the Company recorded transactions with Telefónica, S.A. for an aggregate amount of $144. At December 31, 2015, the Company had a receivable of $57 from Telefónica, S.A. and its subsidiaries. Mr. Dunne, who is a Supervisory Board member with the Company and who is a member of the Telefónica, S.A. executive committee, is deemed not to have a direct or indirect material interest in the transactions, which have been carried out in the ordinary course of business

The contract with Telefonica ended in 2016.

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

We currently intend to retain future earnings, if any, to finance the growth and development of our business and to provide additional liquidity. As a result, we currently have no intention to pay dividends and will not make additional distributions or dividends in respect of the year ended December 31, 2015.

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

Dividend payments are subject to withholding tax in the Netherlands. See “Item 10. Additional Information – E. Taxation.”

B. SIGNIFICANT CHANGES TO CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

In 2015, on our consolidated statements of income, we began to separately state our SaaS revenues and Licenses revenues, and separately state our Search revenue and other platform-derived revenue. For comparison purposes, we have reclassified prior year revenue to reflect the new method of presentation.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The following table sets forth the high and low sales prices of our ordinary shares since the listing of our ordinary shares on the NYSE on February 7, 2012 through March 31, 2016:

Period	High	Low
Annual information
2015	$29.15	$17.91
2014	$21.35	$15.19
2013	$26.56	$12.10
2012	$16.39	$9.42
Quarterly information
1st quarter 2016	$21.00	$16.12
4th quarter 2015	$24.49	$17.91
3rd quarter 2015	$29.15	$20.25
2nd quarter 2015	$29.09	$20.67
1st quarter 2015	$22.90	$19.09
4th quarter 2014	$20.69	$16.00
3rd quarter 2014	$20.41	$16.10
2nd quarter 2014	$21.15	$17.77
1st quarter 2014	$21.35	$15.19
Monthly information
March 2016	$21.00	$19.10
February 2016	$19.79	$16.12
January 2016	$20.33	$16.63
December 2015	$21.22	$18.34
November 2015	$24.31	$17.91
October 2015	$24.49	$20.85

On March 31, 2016, the closing price per share of our ordinary shares on the NYSE was $20.75.

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

Corporate and individual income tax

Residents of the Netherlands

If a holder of ordinary shares is a resident or deemed to be a resident of the Netherlands for Dutch tax purposes and is fully subject to Dutch corporate income tax or is only subject to Dutch corporate income tax in respect of an enterprise to which the ordinary shares are attributable, income derived from the ordinary shares and gains realized upon the redemption or disposal of the ordinary shares are generally taxable in the Netherlands (at up to a maximum rate of 25% (tax rate for the year 2015)).

If an individual holder of ordinary shares is a resident or deemed to be a resident of the Netherlands for Dutch tax purposes (including an individual holder who has opted to be taxed as a resident of the Netherlands), income derived from the ordinary shares and gains realized upon the redemption or disposal of the ordinary shares are taxable at the progressive rates (up to a maximum rate of 52% (tax rate for the year 2015)) under the Dutch Income Tax Act 2001 (“Wet inkomstenbelasting 2001”) if:

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

If neither condition (a) nor condition (b) applies to the holder of the ordinary shares, taxable income with regard to the ordinary shares will be determined on the basis of a deemed return on income from savings and investments (“sparen en beleggen”), rather than on the basis of income actually received or gains actually realized. At present, this deemed return on income from savings and investments has been fixed at a rate of 4% of the individual’s yield basis (“rendementsgrondslag”) at the beginning of the calendar year, insofar as this yield basis exceeds a certain threshold of €21,330 for 2015 (“heffingsvrij vermogen”). The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the holder of the ordinary shares less the fair market value of certain qualifying liabilities at the beginning of the calendar year. The fair market value of the ordinary shares will be included as an asset in the individual’s yield basis. The 4% deemed return on income from savings and investments will be taxed at a rate of 30% (tax rate for the year 2015).

Non-residents of the Netherlands

If a holder of ordinary shares is not a resident nor is deemed to be a resident of the Netherlands for Dutch tax purposes (nor has opted to be taxed as a resident of the Netherlands), such holder is not liable for any Dutch taxes in respect of income derived from the ordinary shares and gains realized upon the redemption or disposal of the ordinary shares, unless:

(a) The holder is not an individual and such holder (i) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the ordinary shares are attributable, or (ii) is (other than by way of securities) entitled to a share in the profits of an enterprise or has a co-entitlement to the net worth of an enterprise which is effectively managed in the Netherlands and to which the ordinary shares are attributable. This income is subject to Dutch corporate income tax at up to a maximum rate of 25% (tax rate for the year 2015).

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

Income derived from the ordinary shares as specified under (i) and (ii) by an individual is subject to individual income tax at up to a maximum rate of 52% (tax rate for the year 2015). Income derived from a share in the profits as specified under (iii) that is not already included under (i) or (ii) will be taxed on the basis of a deemed return on income from savings and investments (as described above under “Residents of the Netherlands”). The fair market value of the share in the profits of the enterprise (which includes the ordinary shares) will be part of the individual’s Dutch yield basis.

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

Passive foreign investment company rules

We believe that we were not a ‘passive foreign investment company’ (“PFIC”) for U.S. federal income tax purposes for the 2015 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Interest rate risk

In 2015, we were not materially exposed to market interest rates due to the actual incurred interest rates being below the floor of 1% provided for in the existing credit facility. The current U.S. dollar LIBOR rates would have to increase by more than 38 basis points before interest costs would increase under our Credit Facility. If we started borrowing under the RCF, we would be immediately exposed to interest rate movements, with respect to such facility. We have developed a hedging strategy for management of currency and interest rate risks. We monitor the existing risks closely and consider the risks as low. An increase of 100 basis points in the

U.S. dollar LIBOR would result in an additional annualized interest charge of $1.4 million based on the outstanding balance of Term Loan as of December 31, 2015.

Currency risk

We are exposed to movements in market currency rates, as there is a difference between the currencies in which we generate revenue and those in which we incur expenses. Our reporting currency is the U.S. dollar, even though we are organized under the laws of the Netherlands. In 2015, revenue and expenses, respectively, were 70% and 55% in U.S. dollars, 11% and 12% in Euros, 12% and 4% in British pounds, 3% and 1% in Australian dollars, 1% and 4% in Canadian dollars, 1% and 14% in Czech koruna, 1% and 3% in Norwegian krone and 0% and 5% in Israeli shekel. In 2014, revenue and expenses, respectively, were 63% and 52% in U.S. dollars, 15% and 12% in Euros, 14% and 6% in British pounds, 5% and 2% in Australian dollars, 1% and 4% in Canadian dollars, 2% and 18% in Czech crowns and 0% and 5% in Israeli shekel.

We estimate that a 10% rise in the U.S. dollar against the aforementioned currencies would have resulted in an increase in income before tax in 2015 and 2014 of approximately $2.7 million and $1.0 million in the aggregate, respectively.

Some of our subsidiaries have revenue and expenses in another currency than their functional currency. The principal exposures resulting from these transactions are in Euro, Australian and Canadian dollar, Czech crown, Israeli shekel and British pound against the U.S dollar. A 10% rise in the U.S. dollar against these currencies would have resulted in a reduction in income before tax in 2015 of $3.0 million compared to a gain in income before tax of approximately $0.2 million in the aggregate in 2014.

We enter into foreign exchange contracts to economically hedge transactional exposures between the U.S. dollar and exposure currencies, reducing most of our exposures but not eliminating them.

Credit risk

We are exposed to credit risks, principally in relation to the security of our deposits with financial institutions and to trade receivables. We manage our exposure to financial institutions by diversifying our deposits between different international financial institutions with high credit ratings and by minimizing the deposits we hold with local banks in the different jurisdictions in which we operate. As of December 31, 2015 and 2014, we had $123.8 million and $138.9 million respectively of cash held with financial institutions. For trade receivables, our largest exposures at December 31, 2015 and 2014 were to our principal search partners, who pay on a monthly basis, and from the mobile carriers who pay monthly or quarterly. We monitor our credit exposures to other trade receivables and provide an allowance for doubtful accounts as we deem necessary.

Liquidity risk

We ensure that we have adequate liquidity to meet our obligations as they fall due by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities where appropriate. Due to the long-term credit facility we must ensure that we are compliant with its terms. As we generate positive cash flows from our operating activities we are able to cover our normal operating expenditures as well as our capital expenditures and pay outstanding short-term liabilities as they fall due without requiring additional financing. Those positive cash flows are also sufficient to make payments of interest and principal required on our credit facility. At December 31, 2015, $2.3 million was due for repayment within one year, equal to the amount due for repayment at December 31, 2014. We consider the impact on liquidity each time we make an acquisition in order to ensure we do not adversely affect our ability to meet our financial obligations as they fall due.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARRANGEMENTS AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

In accordance with Rule 13a-15(b) of the Exchange Act, our management evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2015. Our management’s objective was to assess whether our disclosure controls and procedures were effective as of that date to ensure that information required to be disclosed under the Exchange Act is recorded, processed, summarized, and reported, within the time period specified in the SEC rules and forms, and to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2015, our disclosure controls and procedures were not effective as a result of the material weakness in our internal controls over financial reporting described below.

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), and include those policies and procedures that:

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

No system of internal control over financial reporting, including those determined to be effective, may prevent or detect all misstatements. They can only provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Moreover, projections of any evaluation of the effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Our management excluded Privax, which we acquired in the second quarter of 2015, from the scope of their assessment of internal control over financial reporting as of December 31, 2015. At December 31, 2015 and for the year ended December 31, 2015, the total assets and revenues associated with this acquisition represented 0.83% and 2.56% of our consolidated total assets and total revenues, respectively.

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control-Integrated Framework (2013) established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, our management concluded that, as of December 31, 2015, our internal control over financial reporting was not effective due to the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2015 our management identified a material weakness in the operating effectiveness of our information technology (“IT”) systems. As of that date our management has concluded that we do not yet have fully effective control activities across multiple processes and systems, as reported last year, specifically with respect to the effective operation of access and change management controls.

Our management determined that this material weakness could result in a more than remote likelihood that a material misstatement in our financial statements could occur and may not be prevented or detected, and that we therefore had a material weakness in our internal control over financial reporting as of December 31, 2015.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, as stated in its report, which appears in Item 18.

MANAGEMENT’S REMEDIATION ACTIVITIES

While significant progress has been made to remediate this material weakness, the process of implementing upgrades to our IT systems will continue into 2016.

We are continuously taking specific steps to further enhance our internal control environment and remediate this material weakness, which include, but are not limited to, further optimizing and strengthening our IT systems by putting in place a greater number of automated processes and controls.

As we continue to evaluate and work to improve our internal control over financial reporting, management may decide to take additional measures to address the material weakness relating to our IT systems or modify the remediation steps described above. Although we plan to complete the remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful.

REMEDIATION OF PRIOR YEAR MATERIAL WEAKNESSES

In our Annual Report on Form 20-F, for the year ended on December 31, 2014, management’s assessment on the effectiveness of our internal control over financial reporting, based on the COSO framework and criteria concluded that our internal control over financial reporting for external purposes, in accordance with U.S. GAAP, was not effective due to the material weaknesses as described in that report.

Through 2015, we have implemented a complete redesign of our internal control environment to address the material weaknesses identified as of December 31, 2014, taking a number of significant actions to remediate these previously reported material weaknesses. These actions included, but are not limited to, the following:

•	We recruited personnel with extensive experience with Section 404(a) of the Sarbanes-Oxley Act (“SOX”) and U.S. GAAP in key positions.

•	We hired experts in Section 404 of SOX to review our end-to-end processes, identify gaps in segregation of duties, design new controls or enhance the design of existing controls and ultimately test the operating effectiveness of our remediated controls to ensure they execute as designed.

•	We provided additional specialized training to our senior management, accounting and finance employees as well as all other employees in the applicable requirements of the financial accounting and reporting frameworks.

•	We defined management’s risk management strategy, embedded risk management throughout the organization, established a risk function supported by the Risk Committee and implemented, and tested for operating effectiveness, controls related to the risk assessment of our financial reporting processes and procedures.

•	We implemented, and tested for operating effectiveness, monitoring controls with respect to the end-to-end process design and of certain controls relating to business processes relating to our financial reporting requirements.

After completing our testing of the design and operating effectiveness of these new enhanced procedures per December 31, 2015, we concluded that we have remediated the previously identified material weaknesses except for the material weakness relating to our IT systems described above.

C. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. The discussion above includes descriptions of the material changes to our internal control over financial reporting for the year ended December 31, 2015 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Because of the inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that Mr. Jan Haars is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F, and is independent for the purposes of NYSE corporate governance rules and Rule 10A-3 of the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our Management and Supervisory Boards have adopted a Code of Conduct that applies to members of our Management and Supervisory Boards and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have posted the Code of Conduct on our website, www.avg.com, at “Investor Relations – Corporate Governance – Code of Conduct, Corporate Documents.”

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Accountants N.V. (“PwC”) was appointed as our independent registered public accounting firm, on July 30, 2013 for the audits of the fiscal year ended December 31, 2013, 2014 and 2015 respectively, for which audited financial statements appear in this Annual Report on Form 20-F.

The following is a summary of the fees billed by PwC for professional services rendered for fiscal years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015
	(in thousands of U.S. dollars)
Audit fees(1)	$954	$2,157	$3,197
Audit-related fees(2)	—	827	70
Tax fees(3)	—	—	8
All other fees(4)	42	19	127

Total	$996	$3,003	$3,402

(1)	Aggregate audit fees consist of fees billed or accrued for professional services rendered by the principal accountant for the audit of our annual financial statements and certain procedures performed related to interim financial information and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation.
(2)	Audit-related fees consist of fees billed or accrued services rendered during the fiscal year for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”, e.g. accounting consultations and audits in connection with acquisitions.
(3)	Tax fees consist of fees for professional services rendered during the fiscal year by the principal accountant for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals.
(4)	All other fees consisted of fees billed or accrued for products and services provided by the principal accountant, other than the services reported above under other captions in the above table.

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

In 2015 we entered into a conditional share repurchase program under which it repurchased shares in amounts designed to cover obligations to deliver shares under our share based incentive plans.

Under the share repurchase program we can, between November 10, 2015 and May 10, 2016, repurchase from time to time in open market transactions up to 1,666,667 ordinary shares. The share repurchase program occurs in tranches.

The share repurchase program was authorized by our shareholders on June 11, 2015 and approved by the Supervisory Board on October 30, 2015. On November 10, 2015, the first tranche of repurchases commenced for the maximum number of shares of 1,166,667 to cover our obligations to deliver shares under our employee stock options incentive and restricted share units plan.

In 2015, under the first tranche of the share repurchase program we had repurchased in open market transactions 691,332 ordinary shares for a total consideration of $13,551 and a volume weighted average price per share of $19.62.

The following tables summarize the Company’s share repurchases in 2015:

2015 Share repurchase program:

Period	Total number of shares repurchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum number of shares that may yet be purchased under the program
November 10 – 30, 2015	337,126	$19.56	337,126	1,329,541
December 1 – 28, 2015	354,206	$19.65	691,332	975,335

Total 2015	691,332	$19.60

The 2015 Share repurchase program will continue in 2016.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Dutch Corporate Governance

The Dutch Corporate Governance Code (“DCGC”) was released in 2003, amended in 2009 and can be found on www.commissiecorporategovernance.nl. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NYSE. We will disclose in our Dutch annual report for financial year 2015 (the fourth year of listing on a government-recognized stock exchange) the extent to which we comply with the provisions of the DCGC and any deviations therefrom. The most substantial deviations from the DCGC are summarized below.

Remuneration

Our Supervisory Board is authorized to grant options and restricted stock units to the members of our Management Board that do not have predetermined performance criteria and which are exercisable within three years from the year the options are granted. The number of options and restricted stock units to acquire ordinary shares which may be granted to the Management Board is not dependent on the achievement of targets specified beforehand. Under the Option Plan, options may be granted for an exercise price of 90% of the fair market value. Management Board members are not required to retain shares granted without financial consideration for a period of at least five years or until at least the end of the employment, if this period is shorter (deviations from: best practice provisions II.2.4, II.2.5 and II.2.6).

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See page F-1.

ITEM 19.	EXHIBITS

Number	Description

1.1	Articles of Association of AVG Technologies N.V. in effect since the closing of our IPO(1)

1.2	Supervisory Board By-Laws of AVG Technologies N.V. in effect since the closing of our IPO(1)

1.3	Management Board By-Laws of AVG Technologies N.V. in effect since the closing of our IPO(1)

4.1	Credit Agreement dated October 15, 2014 among AVG Technologies N.V., AVG Corporate Services B.V. as borrowers, the several lenders party thereto, Morgan Stanley Senior Funding Inc. and HSBC Securities (USA) Inc. as Joint Lead Arrangers and Joint Lead Bookrunners and HSBC Bank USA, N.A. as Administrative Agent and Collateral Agent(2)

4.2+	Amended and Restated 2013 Option Plan, dated December 4, 2014(2)

4.3+	Appendix to 2013 Option Plan – Restricted Share Unit Plan, dated December 4, 2014(2)

4.4+	Form of Restricted Share Unit Award Agreement and Appendix, with performance vesting criteria

4.5+	Form of Indemnification Agreement with the members of the Management Board and Supervisory Board(1)

8.1	Subsidiaries of AVG Technologies N.V.

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers Accountants N.V., independent registered public accounting firm

15.4	Remuneration Report for the year 2015(3)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

+	Indicates a management contract or compensatory plan.
(1)	Incorporated by reference to our registration statement on Form F-1 (file no. 333-178992), as amended.
(2)	Incorporated by reference to our 2014 Annual Report on Form 20-F, filed April 10, 2015 (file no. 333-180408).
(3)	Incorporated by reference to our Report of Foreign Private Issuer on Form 6-K, filed April 25, 2016 (file no. 333-180408).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on behalf:

By:	/s/ John Little
	Name:	John Little
	Title:	Chief Financial Officer, Managing Director

Date: April 25, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of AVG Technologies N.V.;

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of preferred stock and shareholders’ (deficit) equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of AVG Technologies N.V. and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting existed as of that date related to inadequate access and change management controls over the information technology (“IT”) systems. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15B. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2015 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2014 and 2015). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.

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

As described in “Management’s Annual Report on Internal Controls over Financial Reporting” appearing under Item 15(b), management has excluded Privax Limited from its assessment of internal control over financial reporting as of December 31, 2015 because it was acquired by the Company in a purchase business combination during 2015. We have also excluded Privax Limited from our audit of internal control over financial reporting. Privax Limited is a wholly-owned subsidiary whose total assets and total revenues represent 0.83% and 2.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2015.

/s/ R.M. van Tongeren RA

PricewaterhouseCoopers Accountants N.V.

Amsterdam, the Netherlands

April 25, 2016

AVG TECHNOLOGIES N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars – except for share data)

	December 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$138,907	$123,767
Restricted cash	1,995	26,858
Trade accounts receivable, net	35,408	35,717
Inventories	1,030	1,027
Deferred income taxes	21,056	17,643
Prepaid expenses	6,946	7,501
Other current assets	5,926	14,888

Total current assets	211,268	227,401
Non-current restricted cash	16,160	226
Property and equipment, net	18,000	23,508
Deferred income taxes	26,813	20,538
Intangible assets, net	121,835	105,719
Goodwill	245,369	297,434
Investments	160	660
Other non-current assets	7,484	6,125

Total assets	$647,089	$681,611

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,603	$11,763
Accrued compensation and benefits	16,544	18,028
Accrued expenses and other current liabilities	53,098	82,887
Current portion of long-term debt	2,300	2,300
Income taxes payable	2,724	1,200
Deferred tax liabilities	568	898
Deferred revenue	166,815	167,123

Total current liabilities	255,652	284,199
Long-term debt, less current portion	222,625	221,092
Deferred revenue, less current portion	34,028	33,004
Deferred tax liabilities	25,613	28,596
Other non-current liabilities	31,974	7,302

Total liabilities	569,892	574,193

Commitments and contingencies (Note 18)

Redeemable non-controlling interest	40,040	16,800

Shareholders’ equity
Ordinary shares (par value: €0.01; 54,763,151 Ordinary shares issued and 51,641,505 Ordinary shares outstanding at December 31, 2014 and 54,763,151 Ordinary shares issued and 51,628,104 Ordinary shares outstanding at December 31, 2015)	727	727
Distributions in excess of capital	(122,560)	(113,211)
Treasury shares	(60,858)	(61,297)
Accumulated other comprehensive loss	(12,814)	(15,181)
Retained earnings	232,662	279,580

Total shareholders’ equity	37,157	90,618

Total liabilities and shareholders’ equity	$647,089	$681,611

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars – except for share data and per share data)

	Year ended December 31,
	2013	2014	2015
Revenue:
Licenses	$245,965	$260,228	$268,981
SaaS	4,874	21,353	77,205
Search	154,814	88,964	76,601
Other	1,460	3,528	5,524

Total revenue	407,113	374,073	428,311

Cost of revenue:
Software sales	(30,027)	(39,068)	(59,948)
Search and other	(38,818)	(12,759)	(4,858)

Total cost of revenue	(68,845)	(51,827)	(64,806)

Gross profit	338,268	322,246	363,505

Operating expenses:
Research and development	(60,885)	(70,168)	(88,008)
Sales and marketing	(96,382)	(96,950)	(125,325)
General and administrative	(70,902)	(75,790)	(75,238)

Total operating expenses	(228,169)	(242,908)	(288,571)

Operating income	110,099	79,338	74,934
Other income (expense):
Interest income	90	103	121
Interest and finance cost	(7,954)	(3,997)	(15,934)
Other, net	485	(1,431)	324

Other income and expense, net	(7,379)	(5,325)	(15,489)

Income before income taxes	102,720	74,013	59,445
Income tax provision	(39,006)	(19,579)	(10,519)

Net income	$63,714	$54,434	$48,926

Less: Net income attributable to redeemable non-controlling interests	—	(8)	(35)

Net income attributable to AVG Technologies N.V.	$63,714	$54,426	$48,891

Earnings per share attributable to AVG Technologies N.V. ordinary shareholders:
Net income	$63,714	$54,426	$48,891
Redeemable non-controlling interest	—	(534)	(1,925)

Net income available to ordinary shareholders – basic	$63,714	$53,892	$46,966

Net income available to ordinary shareholders – diluted	$63,714	$53,892	$46,966
Earnings per share attributable to AVG Technologies N.V. ordinary shareholders – basic	$1.18	$1.03	$0.90
Earnings per share attributable to AVG Technologies N.V. ordinary shareholders – diluted	$1.16	$1.02	$0.89
Weighted-average shares outstanding – basic	54,208,065	52,219,176	51,979,048
Weighted-average shares outstanding – diluted	54,710,704	52,591,435	52,805,218

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Year ended December 31,
	2013	2014	2015
Net income	$63,714	$54,434	$48,926

Other comprehensive income (loss), net of tax:

Defined pension and other postretirement benefit plans:
Net actuarial loss arising during the period	—	(91)	(108)
Income tax benefit	—	21	11

Defined pension and other postretirement benefit plans, net of tax	—	(70)	(97)

Foreign currency translations adjustments:
Unrealized net loss arising during the period	(3,945)	(5,305)	(2,671)
Income tax benefit (expense)	(308)	904	401

Foreign currency translations loss, net of tax	(4,253)	(4,401)	(2,270)
Total other comprehensive loss	(4,253)	(4,471)	(2,367)

Comprehensive income	$59,461	$49,963	$46,559

Less: Comprehensive income attributable to redeemable non-controlling interest	—	(8)	(35)

Comprehensive income attributable to AVG Technologies N.V.	$59,461	$49,955	$46,524

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)

(in thousands of U.S. dollars – except for share data)

	Ordinary Shares		Treasury Shares		Distributions in Excess of Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
At January 1, 2013	54,385,951	$722	(366,797)	$(3,826)	$(130,432)	$(4,090)	$115,056	$(22,570)

Net income	—	—	—	—	—	—	63,714	63,714
Other comprehensive loss, net of taxes of $(308)	—	—	—	—	—	(4,253)	—	(4,253)
Repurchase of own shares	—	—	(2,103,214)	(43,411)	—	—	—	(43,411)
Exercise of share options (including excess tax benefit of nil)	377,200	5	857,490	14,058	(5,169)	—	—	8,894
Share-based compensation, net of repurchases and liability awards	—	—	—	—	6,792	—	—	6,792

At December 31, 2013	54,763,151	$727	(1,612,521)	$(33,179)	$(128,809)	$(8,343)	$178,770	$9,166

Net income	—	—	—	—	—	—	54,426	54,426
Other comprehensive loss, net of taxes of $880	—	—	—	—	—	(4,471)	—	(4,471)
Change in redemption value of non-controlling interest	—	—	—	—	—	—	(534)	(534)
Repurchase of own shares	—	—	(1,896,786)	(35,334)	—	—	—	(35,334)
Exercise of share options (including excess tax benefit of nil)	—	—	387,661	7,655	(4,824)	—	—	2,831
Tax withholdings related to net share settlement of vested restricted stock units	—	—	—	—	(1,303)	—	—	(1,303)
Share-based compensation, net of repurchases and liability awards	—	—	—	—	12,376	—	—	12,376

At December 31, 2014	54,763,151	$727	(3,121,646)	$(60,858)	$(122,560)	$(12,814)	$232,662	$37,157

Net income	—	—	—	—	—	—	48,891	48,891
Other comprehensive loss, net of taxes of $401	—	—	—	—	—	(2,367)	—	(2,367)
Change in redemption value of non-controlling interest	—	—	—	—	—	—	(1,925)	(1,925)
Dividends declared, related to applicable non-controlling interest	—	—	—	—	—	—	(48)	(48)
Repurchase of own shares	—	—	(741,332)	(14,617)	—	—	—	(14,617)
Exercise of share options (including excess tax benefit of nil)	—	—	727,931	14,178	(2,063)	—	—	12,115
Tax withholdings related to net share settlement of vested restricted stock units	—	—	—	—	(2,841)	—	—	(2,841)
Share-based compensation, net of repurchases and liability awards	—	—	—	—	14,253	—	—	14,253

At December 31, 2015	54,763,151	$727	(3,135,047)	$(61,297)	$(113,211)	$(15,181)	$279,580	$90,618

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended December 31,
	2013	2014	2015
OPERATING ACTIVITIES:
Net income	$63,714	$54,434	$48,926
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	24,897	33,496	49,122
Share-based compensation	8,927	12,376	14,253
Deferred income taxes	18,108	14,025	9,168
Change in the fair value of contingent consideration liabilities	1,238	730	(6,428)
Amortization of financing costs and loan discount	4,127	494	1,806
(Gain) / loss on sale of property and equipment	(114)	(78)	34

Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue
Trade accounts receivable, net	7,250	(1,181)	4
Inventories	(318)	(20)	—
Accounts payable and accrued liabilities	10,305	4,293	45,429
Accrued compensation and benefits	(3,314)	(2,059)	2,224
Increase (decrease) change in deferred revenue	13,946	(1,214)	(4,311)
Income taxes payable	1,340	(1,627)	(1,271)
Other assets	750	(6,656)	(12,968)
Other liabilities	(5,652)	1,794	(46,295)

Net cash provided by operating activities	145,204	108,807	99,693

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(18,304)	(17,142)	(14,695)
Government grants related to the purchase of property and equipment	1,578	1,565	—
Proceeds from sale of property and equipment	261	307	223
Cash payments for acquisitions, net of cash acquired and restricted amounts held in escrow	(27,686)	(133,357)	(34,012)
Purchase of investments	(160)	—	(500)
Proceeds from sale of investment	9,750	—	—
Increase in restricted cash	(5,194)	(16,376)	(9,284)

Net cash used in investing activities	(39,755)	(165,003)	(58,268)

FINANCING ACTIVITIES:
Payment of contingent consideration	(2,648)	(2,250)	(22,105)
Payment of deferred purchase consideration	—	—	(2,209)
Payment of capitalized lease obligation	—	—	(356)
Proceeds of credit agreement	75,000	224,800	—
Debt issuance costs	(1,203)	(4,825)	(742)
Repayments of principal on current credit agreement	—	—	(2,300)
Repayments of principal on former credit facility	(145,863)	(30,000)	—
Proceeds from exercise of share options	8,894	2,831	11,173
Excess tax benefit	—	—	942
Redemption of Class B-1 shares Location Labs (Note 21)	—	—	(25,200)
Repurchases of share rights and options from employees	(5,064)	(1,460)	—
Repurchase of own shares	(43,411)	(35,334)	(14,617)

Net cash (used in) provided by financing activities	(114,295)	153,762	(55,414)

Effect of exchange rate fluctuations on cash and cash equivalents	(695)	(1,008)	(1,151)

Change in cash and cash equivalents	(9,541)	96,558	(15,140)
Beginning cash and cash equivalents	51,890	42,349	138,907

Ending cash and cash equivalents	$42,349	$138,907	$123,767

Supplemental cash flow disclosures:
Income taxes paid	$(16,045)	$(9,467)	$(6,152)
Interest paid	$(3,753)	$(525)	$(16,322)
Supplemental non-cash flow disclosures:
Deferred purchase consideration released from escrow	$—	$3,928	$355
Non-cash purchase of property and equipment	$—	$—	$7,060

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars – except for share data and per share data, unless otherwise stated)

Note 1 Organization and basis of presentation and business

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

Note 2 Summary of significant accounting policies

Principles of consolidation

The accompanying consolidated financial statements of AVG Technologies N.V. and its subsidiaries are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Subsidiaries are defined as being those companies over which AVG Technologies N.V. has control through a majority of voting rights to exercise control or to obtain the majority of the benefits and be exposed to a majority of the risk. Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases. All intercompany accounts and transactions have been eliminated in consolidation.

Investment in equity affiliate

Investments in the common shares of companies, in which the Company believes it exercises significant influence over operating and financial policies, are accounted for using the equity method, reflecting its shares of gains and losses less dividend distribution and impairments.

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

The majority of platform-derived revenue from the Company’s dynamic secure search was generated through agreements with search engine companies, including Google and Yahoo!. Platform-derived revenue generated from Google accounted for 3% of the Company’s total revenue in 2015 (9% in 2014 and 28% in 2013). Platform-derived revenue generated from Yahoo! accounted for 15% of the Company’s total revenue in 2015 (15% in 2014 and 9% in 2013). Changes in local regulatory or economic conditions, piracy, or non-performance of Google and Yahoo! could adversely affect operating results.

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

Reclassification

Certain prior year amounts in these notes and in the consolidated financial statements have been reclassified to conform to the fiscal 2015 presentation.

In 2015, on the consolidated statements of income, the Company began to break down its subscription revenue separately stating SaaS revenues from licenses revenues, and the Company began to break down its platform-derived revenue and separately stating Search revenue from other platform-derived revenue. For comparison purposes, the Company has reclassified prior year revenues to reflect the new method of presentation.

The majority of the costs associated with the Company’s licenses and SaaS offerings are interrelated and interdependent. Accordingly, the Company presents these costs aggregated as cost of Software sales. Similarly, the costs for Search revenue and other platform-derived revenue are also interrelated and interdependent. Accordingly, the Company presents these costs aggregated as cost of Search and other.

Since SaaS revenues and licenses revenues are interrelated for purposes of allocating resources or assessing performance, this revenue is jointly referred to as Subscription revenue. Since search revenues and other platform-derived revenues are interrelated for purposes of allocating resources or assessing performance, this revenue is jointly referred to as Platform-derived or platform revenue.

Revenue recognition

The Company’s revenue, which is presented net of sales taxes and any other similar assessments, is derived from the following sources: (i) subscription revenue, which principally consists of revenue from term-based and perpetual software license agreements, bundled with maintenance and support, and hosted software solutions; and (ii) platform-derived revenues, which consists primarily of revenue from secure search solution and monetization of mobile products.

Subscription revenues

Since SaaS revenues and licenses revenues are interrelated, this revenue is jointly referred to as Subscription revenue.

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

In cases where the Company generates revenue from its hosted software solutions, revenue is recognized in accordance with ASC 605, Revenue Recognition. We recognize subscription revenue over the contract term beginning on the commencement date of the contract, the date we make our services available. Once our services are available to our customers, we record amounts due in accounts receivable and in deferred revenue and recognize these amounts ratably over the requisite service period.

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

The Company also licenses its software to partners, who sell the software products to end users. When sold to an end user, the partner reports the sale to the Company and revenue is recognized ratably over the service period.

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

Platform-derived revenues

Since search revenues and other platform-derived revenues are interrelated, this revenue is jointly referred to as Platform-derived or platform revenue.

Platform-derived revenues are principally generated from search engines. The third parties are obligated to pay the Company a portion of the revenue they earn from search advertisements to end users on its Internet properties. Amounts earned from such third parties are reflected as revenue in the period in which such advertising services are provided.

Other platform-derived revenues comprise advertising fees, mobile related products and product fees. Product fees earned through collaborative arrangements with third parties, whereby the Company incorporates content or functionality of the third party into the Company’s product offerings. Fees earned in a period are generally based on the number of active clients with the installed third party content or functionality multiplied by the applicable client fee.

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

Cost of revenue

The majority of the costs associated with our licenses and SaaS offerings are interrelated and interdependent. Accordingly, we present these costs aggregated as cost of Software sales. Similarly, the costs for Search revenue and other platform-derived revenue are also interrelated and interdependent. Accordingly, we present these costs aggregated as cost of Search and other.

The cost of revenue related to software and services revenues primarily consists of customer support, costs of electronic downloads, commissions to payment providers, amortization of purchased technology, costs of packaging, license fees for technologies implemented into the Company’s products, costs associated with the Company’s network operating center.

The cost of revenue related to platform-derived revenues primarily consists of fees paid to third parties that distribute the Company’s search solutions and to traffic acquisition costs. Traffic acquisition costs are comprised of payments made to companies that direct consumer traffic to the Company and are expensed in the period incurred.

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

Inventories

Inventories primarily consist of finished goods and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence or impairment.

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

The Company may enter into agreements with the former owners of the acquiree to transfer additional payments or equity interests as part of the exchange for control of the acquiree if specified future events occur or conditions are met. For these arrangements for additional payments or equity interests to the former owners, the Company considers the indicators as described in the ASC 805, Business combinations, to determine whether these payments are part of the purchase price or are post-acquisition costs.

Goodwill represents a residual value as of the acquisition date, which in most cases results in measuring goodwill as an excess of the purchase consideration transferred plus the fair value of any non-controlling interest in the acquired company over the fair value of net assets acquired, including contingent consideration.

Amounts allocated to assets and liabilities are based on fair values. The determination of such fair values requires management to make significant estimates and assumptions, especially with respect to the identifiable intangible assets. Those estimates are based on assumptions believed to be reasonable for a market participant, are based on historical experience and information obtained from the management of the acquired companies.

When pre-acquisition contingencies are identified, the Company estimates the fair value of such contingencies and includes them as part of the assets acquired or liabilities assumed, as appropriate, under the acquisition method. Changes in these estimates are recorded in the consolidated statements of comprehensive income in the period in which they are identified.

Redeemable non-controlling interest

The non-controlling interest for which the redemption is outside of the Company’s control is presented under the caption “Redeemable non-controlling interest” outside of permanent equity. This interest is measured with an initial value based on fair value. Adjustments to the carrying amount which will impact retained earnings, are determined after the attribution of net income or loss of the subsidiary. The amount presented in redeemable non-controlling interest will be no less than the initial amount recognized.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of tangible and identifiable intangible assets acquired less liabilities assumed. We perform an annual impairment test in the fourth quarter of each financial year or more frequently if impairment indicators are present. When impaired, the carrying value of goodwill is written down to fair value. The goodwill impairment test is performed at the reporting unit level. Our reporting units are either at the operating segment level or one level below operating segments. In performing the goodwill impairment tests, we assess relevant qualitative factors to determine whether it is more likely than not that the fair value of the reporting units is less than their carrying amount. The qualitative factors we consider include, but are not limited to, general economic conditions, outlook for the software industry, our recent and forecasted financial performance and the fair value of our shares. After considering such factors, we conclude whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined as a result of the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the provisions of the authoritative guidance require that we perform a two-step quantitative impairment test on goodwill. In the first step, we compare the fair value of each reporting unit to each carrying amount. The second step, if necessary, measures the amount of impairment by applying a fair-value based test to the individual assets and liabilities within each reporting unit.

We conducted our annual goodwill impairment test in the fourth quarter of 2015 and determined that the fair values of our reporting units exceeded their carrying values and therefore goodwill in those reporting units was not impaired.

Intangible assets

In connection with its acquisitions, the Company generally recognizes assets for customer relationships and developed technology, which consists of acquired product rights, technologies and databases. Finite-lived intangible assets are carried at cost less accumulated amortization. Such amortization is recognized on a straight-line basis over the estimated useful lives of the respective assets, generally between two and five years. Amortization for developed technology is recognized in cost of revenue. Amortization for customer relationships is recognized in sales and marketing.

The Company recognizes assets for software programs developed, which are to be used solely to meet the Company’s internal needs. The recognized assets are comprised of the costs incurred during the application development stage for these software programs. Amortization is computed on a straight-line basis over the estimated useful lives generally between two and five years.

The Company assesses the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Recoverability of certain finite-lived intangible assets is determined by comparing the carrying amount of the asset group to which the assets are assigned with the sum of the undiscounted estimated future cash flows the asset group is expected to generate. If the asset is considered to be impaired, such amount is measured as the difference between the carrying amount of the asset and its fair value. Recoverability of developed technology is measured by comparing the carrying amount of the asset with the sum of undiscounted estimated future product revenues less estimated future costs to dispose of the product. If the asset is considered to be impaired, such amount is measured as the difference between the carrying amount of the asset and its fair value.

Investments

Non-marketable equity investments

Non-marketable equity investments are measured in accordance with the cost method when the equity method does not apply. The Company records the realized gains or losses on the sale of non-marketable cost method investments in other income (expense), net. Non-marketable equity investments are subject to periodic impairment review. Whenever events or changes in the business circumstances indicate that the carrying value of the non-marketable investment may not be fully recoverable, these investments are subject to further analysis to determine if there is an impairment. Non-marketable equity investments are considered to be impaired when the fair value is below the cost basis. The impairment review is based on the Company’s assessment of the severity and duration of the impairment, and qualitative and quantitative analysis, i.e. the technological feasibility of the investee’s products and technologies.

Debt securities

Debt securities are classified as held-to-maturity and carried at amortized cost as management has the positive intent and ability to hold them until maturity. Dividend and interest income from these securities is included in earnings. Management evaluates debt securities for other-than-temporary impairment in each reporting period and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If the criteria regarding either the intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (i) other-than-temporary impairment related to credit loss, which is recognized in earnings and (ii) other-than-temporary impairment related to other factors, which is recognized in other comprehensive income (loss).

Income taxes

The income tax expense for the period comprises current and deferred tax. Income tax is recognized in the consolidated statements of comprehensive income, except to the extent it relates to items recognized in other comprehensive income or directly in equity. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards in each jurisdiction in which the Company operates. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. Unless otherwise disclosed, goodwill is not deductible for tax purposes. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed, more likely than not, to be realized.

Tax returns are subject to examination by various tax authorities. Although the Company believes that adequate accruals have been made in each period for unsettled issues, additional benefits or expenses could occur in future years from resolution of outstanding matters. The Company records additional expenses each period relating to the expected interest and penalties it would be required to pay a tax authority if the Company does not prevail. Management continues to assess the Company’s potential tax liability and revise its estimates. The Company applies the authoritative guidance on income taxes that prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

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

Research and development

Research and development costs include salaries and benefits of researchers and engineers, supplies and other expenses incurred in research and development efforts. Costs incurred in the research phase of new software products for external use are expensed as incurred. The Company expenses software development costs, including costs to develop software products to be marketed to external users, before technological feasibility of such products is reached. The Company has determined that technological feasibility was reached shortly before the release of those products and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products were not material, and accordingly, were expensed as incurred. Costs related to the development of internal-use software are capitalized as incurred. The estimated useful life of costs capitalized is evaluated for each specific project and ranges from two to five years. Capitalized research and development costs are included in property and equipment, net.

The Company capitalized $1,654 and $3,856 of research and development costs during 2014 and 2015, respectively. The amortization of capitalized costs totaled during 2013, 2014 and 2015 were nil, $239 and $1,216, respectively.

Sales commissions

Sales commissions and other costs relating to a revenue-generating transactions but are not related to creating the product or providing the service being sold are presented under Sales and marketing expense. These costs are recognized in the period that the revenue-generating transaction occurred.

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

The operating structure provides the Company with visibility over the operations of the two businesses, to more effectively capitalize on market conditions and maximize revenue and profitability.

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

SMB – The Company’s SMB segment focuses on delivering simple privacy, protection and performance solutions across multiple devices for SMB customers. Products include AVG CloudCare (a cloud-services remote management platform incorporating services such as Anti-Virus, Content Filtering and Online Backup) and AVG Managed Workplace (a remote monitoring and IT management platform), allowing the Company’s partners to view and access their customers’ entire network environment.

Earnings per share

In accordance with ASC 260, Earnings per Share, basic earnings per ordinary share is computed based on the weighted-average number of ordinary shares outstanding during each period. When necessary, the Company applies the two-class method when computing its earnings per share. Diluted earnings per ordinary share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive.

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

Adopted accounting pronouncements

There were no additional accounting pronouncements effective in 2015 that were applicable to the Company.

Accounting guidance issued but not adopted as of December 31, 2015

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

Presentation of Debt Issuance Costs

On April 7, 2015, the FASB issued Accounting Standard Update 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount.

Prior to the issuance of the standard, debt issuance costs were required to be presented in the balance sheet as a deferred charge (i.e., an asset). This presentation differed from the presentation for a debt discount, which is a direct adjustment to the carrying value of the debt (i.e., a contra liability). Having different balance sheet presentation requirements created unnecessary complexity. The new standard requires that all costs incurred to issue debt be presented in the balance sheet as a direct deduction from the carrying value of the debt. The standard also aligns the U.S. GAAP presentation with IFRS and will remedy the long-standing conflict with the guidance in FASB Concepts Statement No. 6, Elements of Financial Statements, which indicates that debt issuance costs do not meet the definition of an asset, because they provide no future economic benefit.

The guidance in the new standard is limited to the presentation of debt issuance costs. The standard does not affect the recognition and measurement of debt issuance costs. Therefore, the amortization of such costs should continue to be calculated using the interest method and be reported as interest expense. Additionally, the other areas of U.S. GAAP that prescribe the accounting treatment for third-party debt issuance costs will not be affected. For example, the new standard will not change the accounting for third-party costs related to a debt restructuring accounted for under ASC 470-50, Debt, Modifications and Extinguishments, or impact the calculation of a beneficial conversion feature in accordance with ASC 470-20, Debt with conversion and other options. Therefore, reporting entities may still need to track debt issuance costs separately in order to address these other areas of U.S. GAAP

The Company has debt issuance costs (approximately $5.7 million as of Dec 31, 2015) which it currently presents as deferred charges (non-current assets) in accordance with ASC 835, Interest.

The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

Intangibles assets: Customer’s accounting for Fees Paid in a Cloud Computing Arrangement

On April 30, 2015, the FASB issued Accounting Standards Update 2015-05 – Intangibles- goodwill and other – internal-use software: Customer’s accounting for fees paid in a cloud computing arrangement. The amendments in this Update provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The guidance will not change GAAP for a customer’s accounting for service contracts. In addition, the guidance in this Update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets.

The Company has several cloud computing arrangements however the software licenses are not significant in proportion to the agreements. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The Company will adopt this standard in fiscal year 2016 and does not expect a material impact to its financial statements.

Revenue recognition

On March 17, 2016, the FASB issued ASU 2016-08 – Revenue from contracts with customers (Topic 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations.

On August 12, 2015, the FASB issued ASU 2015-14 – Revenue from contracts with customers (Topic 606). The amendments in this Update defer the effective date of Update 2014-09 for all entities by one year.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contract with customers. The main objective in developing this update is to provide guidance and conformity with respect to the fact that previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting Standards (IFRS), and both sets of requirements were in need of improvement. Previous revenue recognition guidance in U.S. GAAP comprised broad revenue recognition concepts together with numerous revenue requirements for particular industries or transactions, which sometimes resulted in different accounting for economically similar transactions. Accordingly, the FASB and the International Accounting Standards Board (IASB) initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14 Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date established in ASU 2014-09. The amendments in ASU 2014-09 are now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. The Company has not yet selected a transition method. The Company is currently evaluating the appropriate transition method and the impact of adoption on the consolidated financial statements and related disclosures.

Interest

On Aug 18, 2015, the FASB issued ASU 2015-15 – Interest – Imputation of interest (Subtopic 835-30). This Accounting Standards Update adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015 Emerging Issues Task Force (EITF) meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements which were announced at ASU 2015-03.

The company has chosen not to early adopt this ASU 2015-03 and will disclose that we do not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

Business combinations

On Sept 25, 2015, the FASB issued ASU 2015-16, simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement to restate prior period financial statements for measurement period adjustments in a business combination. The cumulative effect of a measurement period adjustment as a result of a change in the provisional amounts, calculated as of the accounting had been completed as of the acquisition date, is required to be recorded in the reporting period in which the adjustment amount is determined, rather than retrospectively. Further, ASU 2015-16 requires that the acquirer present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in the current-period earning by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for interim and annual reporting periods beginning after December 15, 2015 and should be applied prospective to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not yet been made available for issuance.

The Company has chosen not to early adopt this standard in fiscal year 2015. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Income taxes

On November 20, 2015, the FASB issued ASU 2015-17 – Simplify Balance Sheet Classification of Deferred Taxes. Topic 740, Income Taxes, requires an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. Deferred tax liabilities and assets that are not related to an asset or liability for financial reporting are classified according to the expected reversal date of the temporary difference. To simplify the presentation of deferred income taxes, the amendments in this Update require that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position.

The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company will adopt this standard in fiscal year 2016 and does not expect it to have a material impact on the Company’s financial statements.

Financial Instruments

On January 5, 2016 the FASB issued ASU 2016 – 01 – Financial Instruments – Overall – Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities.

The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Leases

On February 25, 2016 the FASB issued ASU 2016 – 02 – Leases, Topic 842. The amendments in this Update are to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements.

The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company has chosen not to early adopt this standard. The adoption of this standard, although it will increase reported assets and liabilities, is not expected to have a material impact on the Company’s financial statements.

Share-based compensation

On March 30, 2016 the FASB issued ASU 2016 – 09 – Compensation – Stock Compensation, Topic 718. The amendments in this update are to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows.

The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company has chosen not to early adopt this standard. The adoption of this standard, although it will increase reported assets and liabilities, is not expected to have a material impact on the Company’s financial statements.

Note 3 Acquisitions

2015 Acquisitions

Purchase of the business of Privax Ltd.

On May 5, 2015, the Company completed the acquisition of all of the outstanding shares of Privax Ltd. (“Privax”), a leading global provider of desktop and mobile privacy services for consumers. The acquisition of Privax adds to the existing portfolio of security software and services available to AVG’s customer base. Supplemental pro forma information for Privax was not material to AVG’s financial results and was therefore not included. AVG incurred acquisition-related transaction costs of $1,996 that were recorded in general and administrative expenses in 2015.

The following table summarizes the fair values of the net assets acquired as of the acquisition date. The purchase price allocations for these net assets are based on preliminary valuations and are subject to change as the Company obtains additional information during the acquisition measurement period:

Cash and cash equivalents	$4,983
Trade accounts receivable, net	1,108
Property and equipment	341
Intangible assets	18,415
Other assets acquired	1,354
Deferred taxes	(5,503)
Other liabilities assumed	(6,210)
Goodwill(1)	47,138

Total purchase consideration	$61,626

(1)	The goodwill primarily represents the Company’s expectation of synergies from the integration of Privax products with the Company’s existing solutions and is allocated to the Company’s Consumer segment. The balance of goodwill is not expected to be deductible for tax purposes.

The following table reflects the estimated fair values and useful lives of the acquired intangible assets identified during our purchase accounting assessments:

	Estimated fair values	Useful lives (years)
Trademarks	$3,751	8
Developed technology	6,224	3
Customer relationships	8,440	2

Total intangible assets(2)	$18,415

The acquisition date fair value of the consideration transferred consisted of the following:

Components of consideration:
Cash consideration	$35,874
Deferred consideration(3)	8,454
Contingent consideration(4)	17,298

Total purchase consideration	$61,626

(2)	Amortization for developed technology is recognized in cost of revenue. Amortization for trademarks and customer relationships is recognized in sales and marketing.
(3)	Consists of $9 million cash held in escrow, reported on the face of the consolidated balance sheets in short-term restricted cash, and other adjustments, including final working capital true-up.
(4)	Reflects the acquisition date fair value of the following additional cash consideration to be measured and expected to be paid in the third quarter of 2016 upon the achievement of the following:

a.	Payout of $10 million upon achievement of certain product and integration milestones; and

b.	Payout of $10 million upon achievement of certain performance-based targets relating to future product sales.

Payouts for a. and b. respectively, are exclusive of one another and, as of acquisition date, were expected to be fully achieved. The contingent consideration was remeasured at December 31, 2015, including the updated expectation based on events after the acquisition. The change in fair value is recognized in the income statement and resulted in a $9.4 million gain.

Purchase of certain assets of Flayvr Media Ltd.

On October 6, 2015, the Company acquired certain assets of Flayvr Media Ltd. in an asset purchase agreement designed to consolidate its current presence in the mobile market. The acquisition is accounted for as a business combination. The total consideration of the purchase agreement consists of two components to be paid in cash: (i) consideration of approximately $3 million, and (ii) earn-out payments for an amount up to $2.4 million that is dependent on achievement of certain performance metrics, subsequent to the acquisition. Supplemental pro forma information for Flayvr Media Ltd. was not material to AVG’s financial results and was therefore not included. AVG incurred acquisition-related transaction costs of $174 that were recorded in general and administrative expenses in 2015.

The net assets acquired in the transaction were determined as follows:

Other liabilities assumed	$(28)
Intangible assets(1)	1,461
Goodwill(2)	2,443
Deferred taxes	185

Total purchase consideration	$4,061

(1)	Intangible assets consist of developed technology, which is amortized over the estimated useful life of 3 years.
(2)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Flayvr technology with the Company’s existing solutions and is allocated to the Company’s Consumer segment. Goodwill is not amortized and is not deductible for tax purposes.

Components of consideration:
Cash consideration paid	$2,500
Deferred purchase consideration(3)	490
Contingent consideration(4)	1,071

$4,061

(3)	The purchase consideration was deferred for a period of 24 months after the acquisition date and serves as a security for the indemnification obligations of the selling shareholders.
(4)	Reflects the acquisition date fair value of the following additional cash consideration to be remeasured at each reporting period and expected to be paid in the last quarter of 2016, upon the achievement of the following:

a.	Pay out of $400 upon achievement of certain integration milestones; and

b.	Pay out of $800 upon achievement of certain performance-based targets relating to future product sales.

Pay outs for a. and b. respectively, are exclusive of one another and are currently expected to be fully achieved.

At the time of acquisition, the Company also entered into employment agreements with certain employees of Flayvr Media Ltd. The employee agreements included an incentive compensation arrangement for these employees for up to a maximum of $1,100 of payments contingent upon these employees providing continued service to the Company and achieving certain technical milestones over twenty-four months after the acquisition date. Such payments are accounted for as compensation expense in the periods earned. During the year ended December 31, 2015 the Company recorded compensation expenses of $600 which were included in research and development expenses.

2014 Acquisitions

Purchase of the business of Location Labs

On October 15, 2014, AVG Technologies USA Inc. (AVG USA) partially acquired WaveMarket, Inc., doing business as Location Labs, via a merger with a wholly owned subsidiary of AVG USA, resulting in the Company indirectly holding 99.899% of the ownership interest of the surviving entity, Location Labs Inc. The holders of Class B shares of WaveMarket, Inc. owned the remaining 0.101% interest in the surviving entity post-merger. The results of operations from the acquired business were included in the Company’s consolidated statements of comprehensive income from the date of acquisition. For the year ended December 31, 2015, the Company incurred acquisition-related transaction costs of $15 (2014: $4,158), which were recorded in general and administrative expenses.

Subsequent to the filing of our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2015, it was determined that the total purchase price for the purchase of the business of Location Labs should have been $181,924, or $4,209 higher than initially concluded. While preparing the first installment payment of the contingent consideration for the acquisition, the Company noted that the cash settlement of the awards cancelled in connection with the acquisition was to be settled by an additional payment. This resulted in an increase in the total purchase price, deferred purchase consideration and, consequently, goodwill. The revised total purchase consideration comprised:

	Amount recorded as of December 31, 2014	Adjustments	Revised amount recorded as of December 31, 2014
Cash consideration paid at closing of the merger	$116,221	$—	$116,221
Deferred purchase consideration(1)	14,650	4,209	18,859
Repayment of Location Labs external borrowings (current and non-current)	8,120	—	8,120
Location Labs transaction costs paid by AVG(2)	4,868	—	4,868
Contingent purchase consideration(3)	33,856	—	33,856

Total purchase consideration	$177,715	$4,209	$181,924

(1)	Per the terms of the agreement, $17,500 was transferred into an escrow account to be disbursed over 15 months subsequent to the closing date and serves as security for the indemnification obligations of the selling shareholders and cash settlement of awards cancelled in connection with the merger. At acquisition, the amount in escrow included $2,850 of unrecognized compensation expense for future services. Accordingly, the revised consideration of $18,859 was recorded as deferred purchase consideration. As of December 31, 2014, $268 was recorded as accrued compensation expense and $2,582 remained unrecognized.
(2)	Per the terms of the merger agreement, the acquisition-related expenses incurred by Location Labs were paid by the Company.
(3)	Contingent consideration of up to $36,000 is expected to be paid to the selling shareholders in two installments within 24 months subsequent to the closing date, subject to Location Labs achieving certain financial metrics. As of December 31, 2015, $21,352 has been paid. The fair value is based on the interest rate in effect upon closing of the merger, or 5.75%.

In conjunction with the acquisition agreements, certain employees of Location Labs would receive payments of $2,850 in exchange for their cancelled awards, contingent upon these employees providing continued services to the Company. In the years ended December 31, 2014 and 2015, $268 and $1,424 were recognized as compensation expense. As of December 31, 2015, $1,158 remained unrecognized.

The fair value of acquired intangibles was determined at the acquisition date primarily using the income approach, which discounts expected future cash flows to present values. The discount rates used in the present value calculations are typically derived from a weighted-average cost of capital analysis and then adjusted to reflect the overall level of inherent risk. Upon adjustment of the total purchase consideration, the revised purchase price allocation is as follows:

	Amount recorded as of December 31, 2014	Adjustments	Revised amount recorded as of December 31, 2014
Cash and cash equivalents	$10,384	$—	$10,384
Property and equipment	3,070	—	3,070
Identifiable intangible assets(4)	74,718	—	74,718
Other tangible assets acquired	8,425	—	8,425
Long-term liabilities, excluding Class B share redemption	(950)	—	(950)
Deferred taxes (net)	(22,894)	494	(22,400)
Other liabilities assumed	(3,181)	(513)	(3,694)

Total assets acquired and liabilities assumed	69,572	(19)	69,553
Class B share redemption(5)	(39,498)	—	(39,498)
Goodwill(6)	147,641	4,228	151,869

Total purchase consideration	$177,715	$4,209	$181,924

(4)	The estimated useful lives of the identifiable assets and estimated fair values are follows:

	Estimated useful live	Preliminary fair value
	(in years)
Patents	14	$268
Trademarks	10	1,666
Customer relationships	7	64,629
Technology	3	7,256
Non-compete agreement	2	899

		$74,718

(5)	In July 2014, Location Labs authorized and issued 10,000 shares of Class B common stock to certain employees of Location Labs, of which 6,000 shares were designated as Class B-1 and 4,000 shares were designated as Class B-2. Class B-1 and B-2 shares have certain put and call redemption rights upon a change of control event, including the Company’s acquisition of Location Labs in October 2014. Class B-1 shares are puttable to the Company by the shareholders for a three month period commencing on the first anniversary of the change in control for a maximum nominal value of $25,200. If the put option remains unexercised, three months after the put right expires the B-1 shares can be called by the Company for a three month period at the same redemption value as the put right. In October 2015, the Company redeemed the Class B-1 shares for $25,200. Class B-2 shares are puttable to the Company by the shareholders for a six month period commencing on January 1, 2016 for a maximum nominal value of $16,800. If the put option remains unexercised, three months after the put right expires the B-2 shares can be called by the Company for a three month period at the same redemption value as the put right. The redemption value is based upon the assumed achievement of certain financial metrics of Location Labs in 2014 and 2015. All other rights between the Class B-1 and B-2 shares were consistent. As described in Note 20, this redeemable non-controlling interest is classified outside of permanent equity.
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

Employee share-based compensation costs recognized by Location Labs of $39,565 are included in the supplemental pro forma net income for the year ended December 31, 2014, which related to equity awards granted in anticipation of an acquisition and are non-recurring. There is no other material, non-recurring pro forma adjustment included in pro forma revenue and net income.

	Year ended December 31,
	2013	2014
Historical net income of Location Labs prior to merger	$3,610	$(46,019)
Eliminate historical amortization of capitalized software	2,712	3,614
Amortization on intangible assets acquired(1)	(12,287)	(9,727)
Acquisition related costs(2)	(9,026)	9,026

Net adjustment to operating income	(18,601)	2,913

Eliminate historical Location Labs interest expense(3)	1,010	752
Interest expense on the new credit facility(4)	(8,253)	(6,534)
Amortization of deferred debt issuance costs related to the new credit facility(5)	(589)	(466)

Net adjustment to Other income and expense, net	(7,832)	(6,248)

Net adjustment to income tax (provision) benefit	10,044	1,267

Net adjustment to Net income	$(12,779)	$(48,087)

(1)	For the purpose of the pro forma income statements, amortization has been calculated straight-line over the estimated useful lives of the intangible assets recognized on acquisition.
(2)	The supplemental pro forma net income for the year ended December 31, 2014 was adjusted to exclude costs of the merger incurred by the acquirer and acquiree of $9,026 and included in the supplemental pro forma net income for the year ended December 31, 2013.

(3)	In accordance with the acquisition agreement, the Company fully repaid the external borrowings of Location Labs. Had the acquisition been consummated at the beginning of 2013, the external borrowings would have been repaid at the beginning of the year and there would have been no interest expense.
(4)	The interest rates used for pro forma purposes are based on the rates to be in effect upon the closing of the merger. The interest rate on the terms loans under the new credit facility is 5.75% (based on an adjusted LIBOR rate plus a margin of 4.75% with a LIBOR floor of 1.00%).
(5)	Reflects amortization expense with respect to an assumed aggregate debt issuance costs of $3,528 under the new credit facility. This expense has been calculated using the effective interest rate method.

Purchase of the business of Norman Safeground AS

In a transaction to expand its security products portfolio, especially in the SMB market, on October 31, 2014, the Company acquired 100% of the outstanding shares of Norman Safeground AS (Norman). The results of operations from the acquired business were included in the Company’s consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for Norman was not material to the Company’s financial results and was therefore not included. In 2014, the Company incurred acquisition-related transaction costs of $436 and in 2015 the Company incurred acquisition-related transaction costs of $136 which were recorded in general and administrative expenses.

The total purchase price of $16,909 consisted of cash consideration. In 2015, the Company adjusted the opening balances for deferred taxes related to the deferred revenues acquired and recorded reporting period adjustments. The allocation of purchase price of the assets acquired and liabilities assumed based on their revised fair values is as follows:

	Provisional amount recorded as of December 31, 2014	Adjustments	Revised amount recorded as of December 31, 2014
Net assets, excluding intangible assets(1)	$(2,553)	$—	$(2,553)
Intangible assets(2)	7,262	—	7,262
Deferred tax liabilities, net	(1,025)	(570)	(1,595)
Goodwill(3)	12,925	570	13,495

Total purchase consideration	$16,609	$—	$16,609

(1)	Net assets included property and equipment of $142, and net deficit of $6,104. The cash acquired in the transaction totaled $3,709.
(2)	Intangible assets included software of $25, trademarks of $572, customer relationships $5,802, and technology $863, which are amortized over their estimated useful lives of 3 to 7 years.
(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Norman technology with the Company’s existing solutions and is allocated to the Company’s SMB segment. Goodwill is not amortized and is not deductible for tax purposes.

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

At the time of acquisition, the Company also entered into employment agreement with an employee of Angle Labs. The employment agreement included an incentive compensation arrangement for this employee for up to a maximum of $350 of payments contingent upon this employee providing continued service to the Company for twelve months after the acquisition date. Such payments are accounted for as compensation expense in the periods earned. During the year ended December 31, 2013, the Company recorded compensation expense of $350, which was included in research and development expenses.

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

At the time of acquisition, the Company also entered into employment agreements with certain employees of PrivacyChoice. The employee agreements included an incentive compensation arrangement for these employees for up to a maximum of $2,560 of payments contingent upon these employees providing continued service to the Company and achieving certain technical milestones within twelve months after the acquisition date. Such payments are accounted for as compensation expense in the periods earned. During the years ended December 31, 2013 and 2014, respectively, the Company recorded compensation expenses of $1,600 and $960, respectively, which were included in research and development expenses.

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

The net assets acquired in the transaction were determined as follows:

Net assets, excluding intangible assets(1)	$1,001
Intangible assets(2)	19,310
Goodwill(3)	3,513
Deferred tax liability	(406)

Total purchase consideration	$23,418

(1)	Net assets included property and equipment of $210, and net deficit of $134. The cash acquired in the transaction totaled $925.
(2)	Intangible assets included developed technology of $8,560 and customer relationships of $10,750, which are amortized over their estimated useful lives of five years.
(3)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of LPI’s technology with the Company’s existing solutions and LPI’s workforce. Goodwill is not amortized and is not deductible for tax purposes.

Components of consideration:
Cash consideration paid	$20,130
Deferred purchase consideration(3)	3,288

$23,418

(3)	The purchase consideration was deferred for the period of 18 months after the acquisition date and serves as a security for the indemnification obligations of the selling shareholders.

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

At the time of acquisition, the Company also engaged ASR to complete certain technical milestones. The acquisition agreement included an incentive compensation arrangement for ASR for up to a maximum of $459 of payments contingent upon achieving these technical milestones within nine months after the acquisition date. Such payments are accounted for as compensation expense in the periods earned. During the years ended December 31, 2013 and 2014, respectively, the Company recorded incentive compensation expenses of $204 and $255, respectively, which were included in research and development expenses.

Note 4 Cash and cash equivalents and restricted cash

As of December 31, 2014 and 2015, cash amounting to $128,172 and $111,001, respectively has been pledged as collateral for the long-term debt (Note 11).

Restricted cash balances for the years ended December 31, 2014 and 2015 comprised the following:

	December 31,
	2014	2015
Restricted cash related to
Acquisition agreements	$17,850	$26,250
Office lease agreements	287	226
Other	18	608

Total restricted cash	$18,155	$27,084

Current restricted cash	$1,995	$26,858
Non-current restricted cash	16,160	226

Note 5 Trade accounts receivable, net

The Company sells software and licenses through direct sales to customers and indirect sales with partners, distributors and resellers. In addition, the Company generates platform-derived revenues from third party Internet search engines. The trade accounts receivable primarily includes receivables from the resellers and payment gateway providers as well as the receivables from the Internet search engines.

As of December 31, 2014 and 2015, the accounts receivable pledged as collateral for the long-term debt totaled $32,527 and $23,000, respectively (Note 11).

Trade accounts receivable comprised the following:

	December 31,
	2014	2015
Trade accounts receivable, gross	$37,730	$37,565
Allowance for doubtful receivables	(1,092)	(878)
Reserve for license cancellations and refunds	(1,231)	(970)

Trade accounts receivable, net	$35,408	$35,717

The allowance for doubtful accounts comprised the following activity:

	Year Ended December 31,
	2013	2014	2015
Balance at beginning of period	$1,812	$1,692	$1,092
Charged to operating expenses	356	(72)	89
Amount written-off or used	(476)	(528)	(303)

Balance at end of period	$1,692	$1,092	$878

The reserve for license cancellations or refunds comprised the following activity:

	Year Ended December 31,
	2013	2014	2015
Balance at beginning of period	$2,067	$1,182	$1,231
Charged against revenue(1)	9,074	10,943	11,574
Amount written-off or used(1)	(9,959)	(10,894)	(11,835)

Balance at end of period	$1,182	$1,231	$970

(1)	Changes in the reserve for license cancellations and refunds are presented as gross amounts.

Note 6 Property and equipment, net

The following table summarizes property and equipment by categories as of:

	Year Ended December 31,
	2014	2015
Computer equipment	$34,935	$44,850
Office furniture and equipment	3,947	4,466
Vehicles	1,534	987
Leasehold improvements	5,244	7,562

Total property and equipment	45,660	57,865
Less: accumulated depreciation	(27,660)	(34,357)

Total property and equipment, net	$18,000	$23,508

Assets held under capital leases at gross value amount included in the above table for financial years 2013, 2014 and 2015, are nil, $922 and $4,949, respectively. Accumulated depreciation for those assets held under capital leases in the above table for financial years 2013, 2014 and 2015, are nil, $70 and $546, respectively. Capital lease obligations for the assets held under capital lease amount to $493 and $4,174 as of December 31, 2014 and 2015, respectively.

Depreciation expense, including impairments, was $8,083, $8,984 and $9,797 in financial years 2013, 2014 and 2015, respectively.

During the financial years ended December 31, 2014 and 2015, the Company received government grants related to certain capital expenditures. The grants, equivalent to $1,565 and nil for 2014 and 2015, respectively, were recorded as a deduction from property and equipment. The grants were subject to specific conditions, which the Company fullfilled.

As of December 31, 2014 and 2015, property and equipment with a carrying value of $14,786 and $18,491, respectively, have been pledged as collateral for the long-term debt (Note 11).

Note 7 Intangible assets, net

The following tables summarize intangible assets by categories as of:

	December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$95,771	$(16,660)	$79,111
Developed technology	52,275	(29,536)	22,739
Software	25,832	(15,648)	10,184
Brand and domain names and other intangibles	14,752	(5,254)	9,498
Indefinite-lived trade names and other intangibles	303	—	303

Total intangible assets	$188,933	$(67,098)	$121,835

	December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$101,568	$(33,359)	$68,209
Developed technology	63,720	(41,595)	22,125
Software	26,558	(21,683)	4,875
Brand and domain names and other intangibles	18,486	(8,279)	10,207
Indefinite-lived trade names and other intangibles	303	—	303

Total intangible assets	$210,635	$(104,916)	$105,719

The major additions are primarily through business combination in the year ended December 31, 2015 (Note 3).

Amortization expense was $16,814, $24,511 and $39,325 in the year ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2014 and 2015, intangible assets with a carrying value of $32,653 and $26,498 respectively, have been pledged as collateral for the long-term debt (Note 11).

Total future amortization expense for intangible assets that have definite lives, based upon the Company’s existing intangible assets and their current estimated useful lives as of December 31, 2015, is estimated as follows:

2016	$34,832
2017	24,626
2018	13,824
2019	10,741
2020	10,030
Thereafter	9,466

Total	$103,519

The table above excludes amortization of intangible assets under development of $1,897 as per December 31, 2015.

Note 8 Goodwill

The changes in the carrying amount of goodwill were as follows:

	Consumer	SMB	Total
Net balance as of January 1, 2014	$67,874	$16,969	$84,843
Acquired through business combinations(1)	149,852	12,925	162,777
Effects of foreign currency exchange rate changes	(822)	(1,429)	(2,251)

Net balance as of December 31, 2014	$216,904	$28,465	$245,369

Acquired through business combinations(1)	53,809	570	54,378
Effects of foreign currency exchange rate changes	(366)	(1,947)	(2,313)
Other			—

Net balance as of December 31, 2015	$270,347	$27,088	$297,434

(1)	Includes measurement period adjustment of $4,798. See Note 3 for acquisitions completed in financial years ended December 31, 2014 and 2015.

There were no accumulated goodwill impairment losses as of December 31, 2014 and 2015.

Note 9 Investments

Scene, LLC

On November 25, 2011, the Company consummated a unit purchase agreement with Scene, LLC (“Scene”), a U.S.-based provider of broadband speed testing and web-based network diagnostic applications, pursuant to which the Company acquired a 15% interest in Scene for a cash consideration of $9,750. In addition, on November 25, 2011, the Company entered into a put and call agreement with Scene. Scene exercised its call option and on May 31, 2013, Scene repurchased the Company’s interest at $9,750 and the Company derecognized the investment in Scene in the same amount.

The Company accounted for its investment in Scene as a debt security as the risks and rewards associated with the investment were retained by Scene because of impact of the put and call options. During the financial years 2013, 2014 and 2015, the Company received distributions of $225, nil and nil, respectively, which were recorded as dividend income in other income (expense).

Wireless Interaction & NFC Accelerator 2013 B.V.

In 2013, the Company acquired a 10% share in Wireless Interactions & NFC Accelerator 2013 B.V. for cash consideration of $160. The Company accounts for this investment under the cost method.

Kernel Labs LLC

On September 17, 2015, the Company acquired a 2.4% interest in Kernel Labs LLC for cash consideration of $500. The Company accounts for this investment under the cost method.

Note 10 Related party transactions

The Company had no related party transactions in 2014.

Our subsidiary Location Labs, Inc. entered into a contract with Telefónica, S.A. in May 2012. The contract has a term of 3 years and has been renewed for one year. During 2015, the Company recorded transactions with Telefónica, S.A. for an aggregate amount of $144. At December 31, 2015, the Company had a receivable of $57 from Telefónica, S.A. and its subsidiaries. Mr. Dunne, who is a Supervisory Board member with the Company and who is a member of the Telefónica, S.A. executive committee, is deemed not to have a direct or indirect material interest in the transactions, which have been carried out in the ordinary course of business. The contract terminated in 2016 and it was mutually agreed not to renew or extend it.

Note 11 Debt

Credit Agreement dated October 15, 2014

On October 15, 2014, the Company entered into senior secured credit facilities in the amount of up to $250 million with Morgan Stanley Senior Funding, Inc. and HSBC Securities (USA) Inc. as joint lead arrangers and joint lead book runners, HSBC Bank USA, N.A. as Administrative Agent and HSBC Bank Plc as issuing bank (the “Credit Facility”). The facilities consist of a term loan (the “Term Loan”) of up to $200 million and a revolving credit facility (“RCF”) of up to $50 million whose terms are 6 years and 5 years, respectively. In December 2014 the Term Loan was increased to $230 million.

The facilities have been primarily used for the acquisition of Location Labs, but may also be used for other general corporate purposes, including the Location Labs Class B shares redemption payments, future deferred merger considerations, contingent payments for completed acquisitions and certain potential future acquisitions.

The Term Loan bears interest at an adjusted LIBOR rate plus 4.75% or a Base Rate plus 3.75% and in case of adjusted LIBOR a floor of 1.0% applies. The effective interest rate is 6.90% for the Term Loan. Interest on the Term Loan is payable in arrears. The Company determined that the floor of 1.0% is an embedded derivative, which is not required to be separately accounted for as a derivative under ASC 815, Derivatives and Hedging.

The Term Loan is amortized in equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount thereof with any remaining balance payable on the final maturity date of the Term Loan. The Company is required to make mandatory prepayments of the Term Loan with (i) net cash proceeds from certain asset sales (subject to reinvestment rights), (ii) insurance/condemnation proceeds, (iii) net cash proceeds from certain issuances of debt, and (iv) 50% of excess cash flow (after deduction of voluntary prepayments).

The RCF would bear interest at an adjusted LIBOR rate plus 1.75% or a Base Rate plus 0.75% based on the Leverage Ratio of 1.19. Interest on the loan is payable in arrears. The Company must pay (i) a commitment fee of 0.50% per annum on the actual daily amount by which the revolving credit commitment exceeds then-outstanding loans and letters of credit under the RCF and (ii) a fronting fee of 0.125% per annum, calculated on the daily amount available to be drawn under each letter of credit issued under the RCF. As of December 31, 2015, the RCF was left undrawn.

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

Outstanding debt as of December 31, 2015 for purposes of the total net leverage ratio is approximately $237.6 million. The covenant calculation as of December 31, 2014 and 2015 on a trailing 12-month basis is as follows:

	At December 31, 2014	At December 31, 2015
Covenant Description	Net Debt to Consolidated EBITDA	Net Debt to Consolidated EBITDA
Covenant Requirement	Not greater than 3.50 : 1.00	Not greater than 3.50 : 1.00
Ratio	1.18	1.19
Favorable / (unfavorable)	2.32	2.31

The total consolidated leverage ratio is measured at the end of each quarter. Additionally, the Credit Facility contains affirmative covenants, including covenants regarding the payment of taxes, maintenance of insurance, reporting requirements and compliance with applicable laws. The Credit Facility also contains negative covenants, among other things, limiting the Company’s ability to incur debt, make acquisitions, make certain restricted payments and sell assets. The events of default under the Credit Facility include, among other things, payment defaults, cross defaults with certain other indebtedness, breaches of covenants, judgment defaults, bankruptcy events and the occurrence of a change in control (as defined in the Credit Facility). As of December 31, 2015, the Company was in compliance with all required covenants.

The financing fees were amortized as an adjustment of interest expense over the remaining term of the Credit Facility using the interest method.

The amount of long-term debt under the Credit Facility shown in the accompanying consolidated balance sheet is analyzed as follows:

	December 31, 2014	December 31, 2015
Principal outstanding	$230,000	$227,700
Unamortized original issue discount	(5,075)	(4,308)

Total Debt	$224,925	$223,392

Current portion	2,300	2,300
Non-current portion	222,625	221,092
Total original issue discount to be amortized	$5,200	$5,200
Unamortized deferred financing costs	$4,825	$5,692

Unamortized deferred financing costs are classified as other non-current assets.

Under the Credit Facility, the Company may also elect to request the establishment of one or more new term loan commitments (incremental term loan) provided certain conditions and financial covenants are met. Such new commitments are available at the discretion of the lenders.

The Credit Facility is collateralized by certain tangible, intangible, and current assets of the Company with covenants obliging the Company to also pledge new assets over a certain threshold. The collateral granted by the borrower and certain of its subsidiaries includes, without limitation, present and future pledges, mortgages, first priority floating and fixed charges and security interests with respect to, but not limited to, equity rights, shares and related rights (ownership interests), fixed assets, intellectual property rights (trademarks, copyrights and patents), intercompany and trade receivables, bank accounts, insurance claims and commercial claims. Certain assets presented on the consolidated balance sheets have been pledged as collateral as of December 31, 2015, including property and equipment with a carrying value of $18,491 (Note 6), intangible assets with a carrying value of $26,498 (Note 7), trade accounts receivable of $23,000 (Note 5), inventories with a carrying value of $1,019, as well as cash and cash equivalents amounting to $111,001 (Note 4).

As of December 31, 2015, the mandatory principal payments under the credit facility are as follows:

2016	$2,300
2017	2,300
2018	2,300
2019	2,300
2020	218,500

Total	$227,700

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

Note 12 Derivative Instruments

The fair value of foreign currency contracts (Note 13) outstanding, as shown on the face of the balance sheets included in other current assets and Accrued expenses and other current liabilities, respectively, is presented below:

	December 31, 2014		December 31, 2015
	Notional U.S. dollar equivalent	Fair Value	Notional U.S. dollar equivalent	Fair Value
Assets –
Foreign currency contracts	$27,778	$697	$75,815	$405

Liabilities –
Foreign currency contracts	$4,287	$42	$1,767	$39

During 2013 and 2014 the Company recorded a net loss and a gain on foreign currency contracts of $(39) and $326, respectively. The net result on foreign currency contracts during 2015 was a gain of $2,510. These gains and losses were recorded on the face of the consolidated income statements under Other, net under the caption Other income and expense.

Note 13 Fair Value Measurements

The Company measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value. Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

● Level 1:	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

● Level 2:	Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

● Level 3:	Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts(1)	$—	$697	$—	$697

Total assets measured at fair value	$—	$697	$—	$697

Liabilities:
Foreign currency contracts(1)	$—	$42	$—	$42
Contingent purchase consideration liabilities(2)	$—	$—	$34,320	$34,320

Total liabilities measured at fair value	$—	$42	$34,320	$34,362

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Time deposits (3)	$—	$5	$—	$5
Foreign currency contracts(1)	—	405	—	405

Total assets measured at fair value	$—	$410	$—	$410

Liabilities:
Foreign currency contracts(1)	$—	$39	$—	$39
Contingent purchase consideration liabilities(2)	$—	$—	$25,358	$25,358

Total liabilities measured at fair value	$—	$39	$25,358	$25,397

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.
(2)	The fair values of the contingent purchase consideration liabilities are determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.
(3)	Time deposits are classified as part of cash and cash equivalents on the consolidated balance sheets.

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 financial liabilities:

	Year Ended December 31,
	2013	2014	2015
Fair value at beginning of period	$3,395	$1,984	$34,320
Additions due to acquisitions	—	33,856	19,466
Change in fair value of Level 3 liabilities(4)	1,237	730	(6,623)
Effects of foreign currency exchange	—	—	300
Payments/release of contingent consideration	(2,648)	(2,250)	(22,105)

Fair value at end of period	$1,984	$34,320	$25,358

(4)	The changes in fair value of the contingent purchase consideration liabilities were due to the passage of time and changes in the probability of achievement used to develop the estimate.

Assets and liabilities measured and recorded at fair value on a non-recurring basis

There were no assets and liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2014 and 2015.

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

Assets and liabilities for which fair value is only disclosed

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts.

The fair value of long-term debt as of December 31, 2015 was $227,700 as compared to its carrying amount of $223,392. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) the Company’s creditworthiness or that of the Company’s counterparties (adjusted for collateral related to the asset positions). Based on the Company’s calculations, the Company expects that the value will react in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt was fair valued at par and was classified as Level 3.

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

Note 14 Consolidated Balance Sheet Detail

Other current assets

Other current assets consist of the following:

	December 31,
	2014	2015
Income tax receivable	$2,110	$6,527
VAT receivable	1,666	1,785
Withholding tax receivable	137	345
Foreign currency contracts	697	405
Receivable related to legal claims	—	657
Advances for share repurchases	—	1,949
Other receivables	1,173	2,734
Government grants	143	—
Lease allowance	—	486

Total other current assets	$5,926	$14,888

Other non-current assets

Other non-current assets consist of the following:

	December 31,
	2014	2015
Prepayments	555	356
Unamortized deferred financing costs	6,222	5,692
Other non-current assets	707	77

Total other non-current assets	$7,484	$6,125

Accrued compensation and benefits

Accrued compensation and benefits consist of the following:

	December 31,
	2014	2015
Salary and related benefits	$5,146	$6,037
Accrued vacation	3,908	3,175
Accrued incentive payments	7,280	8,293
Severance accrual	210	523

Total accrued compensation and benefits	$16,544	$18,028

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2014	2015
Accrued legal and professional fees	$8,939	$7,226
Accrued marketing	3,673	3,589
Accrued rent and service costs	575	1,067
Accrued sale commissions, rebates and discounts	2,252	2,762
Other accrued expenses	14,011	13,156
Deferred purchase consideration	2,559	28,263
Contingent purchase consideration	20,690	25,358
Other financial liabilities	42	39
Capital lease obligation	357	1,427

Total accrued expenses and other current liabilities	$53,098	$82,887

Other non-current liabilities

Other non-current liabilities consist of the following:

	December 31,
	2014	2015
Deferred rent	$1,891	$2,649
Deferred purchase consideration	15,187	490
Contingent purchase consideration	13,630	—
Retirement benefit plan	932	854
Non-current capital lease obligation	136	2,747
Other	198	562

Total other non-current liabilities	$31,974	$7,302

Note 15 Advertising Costs

Advertising costs include electronic and print advertising, trade shows, collateral production and all forms of direct marketing. Advertising costs included in sales and marketing expense for financial years ended December 31, 2013, 2014 and 2015 were $34,550, $33,825 and $34,567, respectively.

Note 16 Other Income and Expense, net

	Year Ended December 31,
	2013	2014	2015
Interest income	$90	$103	$121
Interest on long-term debt	$(3,605)	$(3,251)	$(13,732)
Amortization of financing costs and loan discount	(4,127)	(494)	(1,806)
Bank charges and other finance costs	(222)	(252)	(396)

Interest and finance costs	$(7,954)	$(3,997)	$(15,934)
Foreign currency exchange transaction gains (losses), net	$296	$(1,757)	$(2,190)
Foreign currency contract (losses) gains, net	(39)	326	2,510
Dividend income	225	—	—
Other	3	—	4

Other, net	$485	$(1,431)	$324

Total other expense, net	$(7,379)	$(5,325)	$(15,489)

Note 17 Restructuring

Restructuring charges consist of costs associated with the wind down of our Location Labs India operation, the SMB restructuring in 2015, a rationalization of the Norman business, as well as some smaller restructuring related programs, the 2012/13 restructuring and the 2013/14 restructuring. These charges include employee severance pay and related costs, facility restructuring costs, contract termination and other non-cash charges associated with the exit of facilities, as well as reversals of restructuring charges arising from changes in estimates.

For years ended December 31, 2013, 2014, and 2015, restructuring charges comprised the following:

	Year Ended December 31,
	2015
	2012/13 restruc- turing	2014 restruc- turing	2015 restruc- turing	Total
Employee severance pay and related costs	$—	$107	$3,002	$3,109
Non-cancelable lease, contract termination, and other charges	232	—	—	232
Other non-cash charges	—	—	282	282

Total restructuring charges	$232	$107	$3,284	$3,623

	Year Ended December 31,
	2014
	2012/13 restruc- turing	2013/14 restruc- turing	Australia restruc- turing	2014 restruc- turing	Total
Employee severance pay and related costs	$—	$402	$277	$1,420	$2,099
Non-cancelable lease, contract termination, and other charges	228	—	—	—	228
Other non-cash charges	—	1,181	—	—	1,181

Total restructuring charges	$228	$1,583	$277	$1,420	$3,508

	Year Ended December 31,
	2013
	2012/13 restruc- turing	2013/14 restruc- turing	Total
Employee severance pay and related costs	$1,007	$1,894	$2,901
Non-cancelable lease, contract termination, and other charges	652	—	652
Other non-cash charges	—	526	526

Total restructuring charges	$1,659	$2,420	$4,079

Restructuring related costs and change in estimates in year ended December 31, 2015 totaled $3,623. From these restructuring costs incurred, $301 was included in cost of sales, $1,300 in sales and marketing, $1,245 in research and development, and $777 in general and administrative.

General and administrative includes $282 in non-cash charges, related to the accelerated depreciation of assets.

Restructuring related costs and change in estimates in year ended December 31, 2014 totaled $3,508. From these restructuring costs incurred $28 was included in cost of sales, $1,113 in sales and marketing, $1,406 in research and development, and $961 in general and administrative.

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

2015 Restructuring

During the financial year ended December 31, 2015, the Company initiated the restructuring of, mainly, its SMB operations and the rationalization of its acquired Location Labs and Norman businesses. As a result of these actions, positions were made redundant in several places globally.

The following table summarizes the changes in the 2015 Restructuring related liabilities:

Severance and other benefits
Costs incurred and charged to expense	3,002
Costs paid	(1,795)
Effects of foreign currency exchange	(10)

Balance at December 31, 2015	$1,197

Cumulative costs incurred to date, including non-cash charges	$3,284

The Company has accrued for all expected costs related to the 2015 restructuring program. Additional costs to be incurred are expected to be immaterial. The Company expects the 2015 restructuring program to be substantially completed in 2016.

2014 Restructuring

During the financial year 2014, the Company initiated the rationalization of the Company’s global operations. As a result of these actions, positions were made redundant in several locations globally.

The following table summarizes the changes in the rationalization of operations related liabilities:

Severance and other benefits
Balance at January 1, 2015	$508
Costs incurred and charged to expense	107
Costs paid	(488)
Effects of foreign currency exchange	(25)

Balance at December 31, 2015	$102

Cumulative costs incurred to date, including non-cash charges	$1,527

The Company has accrued for all expected costs related to the 2014 restructuring program. Additional costs to be incurred are expected to be immaterial. The Company expects the 2014 restructuring program to be substantially completed in 2016.

2012/13 Restructuring

During the financial year 2012, the Company initiated the rationalization of the Company’s global operations, involving a wind down of its subsidiaries in Germany, China and Hong Kong, while their business activities will be absorbed by other AVG entities. The Company completed the rationalization of operations during the second quarter of financial year 2013. The Company reported a liability in relation to a non-cancelable lease agreement, amounting to $911 as of December 31, 2015.

The following table summarizes the changes in the rationalization of operations related liabilities:

Closure and other contractual liabilities
Balance at January 1, 2015	$1,025
Costs incurred and charged to expense	232
Costs paid	(238)
Effects of foreign currency exchange	(108)

Balance at December 31, 2015	$911

Cumulative costs incurred to date, including non-cash charges	$7,265

Due to organizational reorganizations, we ceased using our leased office space in Darmstodf, Germany. ALL costs related to this lease, including future lease payments, have been accrued. The lease term of this office space, which is partially sublet, will end in 2022. The accrued balance at December 31, 2015, relates to the cease-used facility.

Note 18 Commitments and Contingencies

Lease commitments

The Company leases its facilities and certain equipment under operating and capital leases that expire at various dates through 2025. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term. Rent expense was $7,615, $7,437 and $10,547 in financial years 2013, 2014, and 2015, respectively.

The following is a schedule by years of minimum future lease payments as of December 31, 2015:

	Lease	Sublease income	Net lease
2016	$9,946	$(476)	$9,470
2017	7,207	(394)	6,813
2018	6,223	(255)	5,968
2019	5,908	(232)	5,676
2020	3,755	(180)	3,575
Thereafter	8,235	(180)	8,055

Total minimum future lease payments	$41,274	$(1,717)	$39,557

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by years of purchase obligations as of December 31, 2015:

2016	$10,756
2017	4,832
2018	231
2019	2
2020	—
Thereafter	—

Total minimum future purchase obligations	$15,821

Other commitments

In connection with the Company’s business combinations, the Company has agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with the Company of certain employees of the acquired entities. The Company recorded such expense of $6,316, $3,029 and $3,828 during the year ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, the Company estimated that future compensation expense of up to $1,303 may be recognized as expense pursuant to these business combination agreements. The other contingent purchase consideration as of December 31, 2015 was $25,358 and is expected to be paid within the next ten months. Other contingent purchase consideration as of December 31, 2014 was $34,320.

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

Certain employees of the Company have signed non-competition agreements pursuant to which the employee is obligated to abstain from any competitive activity within the scope of the Company’s business for up to 24 months following termination of the employment relationship. Dependent upon the possibility of waiver of such non-compete restrictions available to the Company, unless such waiver would only lift the non-compete restriction but not the obligation to pay, during such period the Company is obligated to pay the employee a certain percentage of her or his salary. In 2015, the Company paid nil under these agreements, in 2014, the Company paid $299 under these agreements and payments made under these agreements in financial years 2013 amounted to $805.

Litigation contingencies

The Company is involved in legal proceedings, disputes and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, disputes and claims individually, or in the aggregate, is not expected to have a material adverse effect on the Company’s financial condition or results of operations.

Note 19 Segment, revenue per product and services, geographic and major customer information

Segment information

The Company has two segments, Consumer and SMB, which reflects how the Company’s operations are managed, how operating performance within the Company is evaluated by the Management Board and the structure of its internal financial reporting.

The following table presents summarized information by segment and a reconciliation from consolidated segment operating income to consolidated operating income:

	Year ended December 31,
	2013	2014	2015
Revenue
Consumer	$357,855	$315,611	$364,423
SMB	49,258	58,462	63,888

Total Revenue	407,113	374,073	428,311

Segment operating income
Consumer	$165,107	$157,785	$181,256
SMB	13,504	2,255	(10,355)

Total segment operating income	178,611	160,040	170,901

Reconciliation to consolidated operating income
Global operating costs	$(38,738)	$(39,959)	$(46,050)
Share-based compensation	(8,927)	(12,376)	(14,253)
Acquisition amortization	(12,272)	(18,683)	(30,993)
Other adjustments	(8,574)	(9,684)	(4,671)

Consolidated operating income	$110,099	$79,338	$74,934

Other income (expense):
Interest income	$90	$103	$121
Interest and finance cost	(7,954)	(3,997)	(15,934)
Other, net	485	(1,431)	324

Other income and expense, net	(7,379)	(5,325)	(15,489)

Income before income taxes	$102,720	$74,013	$59,445

The global operating costs include general and administrative and other corporate expenses that are managed on a global basis and that are not directly attributable to any segment. The other adjustments include charges associated with litigation settlements, acquisition related charges and charges associated with the rationalization of the Company’s global operations.

The CODM is not provided with nor reviews assets and capital expenditures on a segment basis for purposes of allocating resources or assessing performance, and accordingly such information is not provided.

Geographic information

Revenues are attributed to countries based on the location of the Company’s channel partners as well as end-users of the Company. The following table represents revenue attributed to countries based on the location of the end-users:

	Year Ended December 31,
	2013	2014	2015
Revenue:
United States	$202,012	$189,421	$231,540
United Kingdom	56,220	53,353	58,481
The Netherlands	10,178	8,561	9,299
Other countries(1)	138,703	122,738	128,991

	$407,113	$374,073	$428,311

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net, by country.

	December 31,
	2014	2015
Long-lived assets:
Netherlands	$332	$284
Czech Republic	9,431	9,469
United States	6,462	9,445
Canada	—	2,203
Other countries(1)	1,775	2,107

	$18,000	$23,508

(1)	No individual country represented more than 10% of the respective totals.

Major customers

Revenues in financial years 2013, 2014 and 2015 included revenues derived from major customers were as follows (in percentages of total revenue):

	Year ended December 31,
	2013	2014	2015
Yahoo!	9%	15%	15%
Google	28%	9%	3%

Accounts receivable balances with major customers were as follows (in percentage of total accounts receivable):

	December 31,
	2014	2015
Yahoo!	21%	19%
Google	5%	3%

Note 20 Ordinary and Preferred Shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2014
	Shares Authorized	Shares Issued	Shares Outstanding	Par value
Ordinary shares	120,000,000	54,763,151	51,641,505	$727

Total	120,000,000	54,763,151	51,641,505	$727

	December 31, 2015
	Shares Authorized	Shares Issued	Shares Outstanding	Par value
Ordinary shares	120,000,000	54,763,151	51,628,104	$727

Total	120,000,000	54,763,151	51,628,104	$727

The pertinent rights and privileges of holders of ordinary shares are as follows:

Preemptive rights: Each holder of the ordinary shares has in principle preemptive rights in respect of all ordinary share issuances or grants or the rights to subscribe for ordinary shares, in proportion to the aggregate nominal value of ordinary shares held by such holder. Shareholders, however, have no preemptive rights in respect of the issuance of ordinary shares, or the grant of the right to subscribe for ordinary shares, which are issued or granted for a consideration other than cash, which are issued or granted to employees of the Company or of a group company of the Company, or in respect of the issuance of ordinary shares to any person who exercises a previously existing right to subscribe for ordinary shares. Furthermore, preemptive rights may be restricted or excluded by a resolution of the General Meeting of Shareholders. However, with respect to an issue of ordinary shares or grant of rights to subscribe for ordinary shares pursuant to a resolution of another body of the Company, the preemptive rights can be restricted or excluded pursuant to a resolution of such other body if and insofar as it is designated competent to do so by the General Meeting of Shareholders.

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

Dividends restrictions: The Credit Facility (Note 11) contains restrictions that entirely limit the Company’s ability to pay any dividends or other distributions, direct or indirect, on account of any shares to its shareholders, except for a dividend payable solely in shares.

Treasury shares

During the year ended December 31, 2015, the Company repurchased 691,332 ordinary shares through the share repurchase program described below and held these shares in treasury. In addition, the Company repurchased 50,000 ordinary shares from a former employee, for a total consideration of $1,066 and held these shares in treasury.

During the year ended December 31, 2015, the Company re-issued 727,931 treasury shares, all of which were re-issued upon exercise of share options.

As at December 31, 2015 there were 3,135,047 shares held in treasury at a carrying value of $61,297.

During the year ended December 31, 2014, the Company repurchased 1,896,786 ordinary shares through the share repurchase program described below and held these shares in treasury.

During the year ended December 31, 2014, the Company re-issued 387,661 treasury shares, all of which were re-issued upon exercise of share options.

As at December 31, 2014 there were 3,121,646 shares held in treasury at a carrying value of $60,858.

Share repurchase program

In 2015, the Company entered into a share repurchase program (the 2015 Share repurchase program) with the intention to repurchase shares to cover obligations to deliver shares under its employee stock options incentive and restricted share units plans. Under the share repurchase program the Company is allowed, between November 10, 2015 and May 10, 2016, to repurchase from time to time in both open market and privately negotiated transactions up to $40,000 subject to maximum number of shares equal to 1,666,667 ordinary shares. The share repurchase program will occur in tranches.

Under the first tranche of the share repurchase program the Company had, up to December 28, 2015, repurchased in open market transactions 691,332 ordinary shares for a total consideration of $13,551 and a volume weighted average price per share of $19.60.

In 2013, the Company entered into a conditional share repurchase program (the 2013/2014 Share repurchase program) under which it intended to repurchase shares to cover obligations to deliver shares under its employee stock options incentive and restricted share units plans (Note 21).

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

The following table summarizes the Company’s share repurchases:

2015 Share repurchase program:

Period	Total number of shares repurchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum number of shares that may yet be purchased under the program
November 10 – 30, 2015	337,126	$19.56	337,126	1,329,541
December 1 – 28, 2015	354,206	$19.65	691,332	975,335

Total	691,332	$19.60

2013/2014 Share repurchase program:

	2013	2014	Total
Total number of shares repurchased	2,103,214	1,896,786	4,000,000
Dollar amount of shares repurchased	$43,411	$35,334	$78,745
Average price paid per share	$20.64	$18.63	$19.69
Range of price paid per share	$15.89 – 26.16	$15.48 – 21.00	$15.48 – 26.16

Redeemable Non-controlling Interests

The agreement with the Class B shareholders of Location Labs, as disclosed in Note 3, contains redemption features whereby interests held are redeemable at the option of the holder and is not solely within our control. The redemption is deemed probable but not currently redeemable and therefore the Company is charging accretion changes to adjust the redeemable non-controlling interest each reporting period to its estimated redemption value after the attribution of net income or loss of the subsidiary. Any adjustment to the redemption value will impact retained earnings.

Changes to redeemable non-controlling interest during 2014 and 2015 were as follows:

	Year Ended December 31,
	2014	2015
Balance as of January 1	$—	$40,040
Redeemable non-controlling interest upon acquisition	39,498	—
Net income attributable to non-controlling interests	8	35
Redemption value adjustment charged against retained earnings	534	1,925
Redemption of Class B-1 shares	—	(25,200)

Balance as of December 31	$40,040	$16,800

Note 21 Share-based Compensation

The following table sets forth the total share-based compensation expense under the 2009 Option Plan, as amended and restated, and the share-based compensation expense related to the shares of the Company that the former owners of TuneUp received subject to their non-competition and other vesting conditions (Note 3) recognized in the consolidated statements of comprehensive income.

	Year Ended December 31,
	2013	2014	2015
Cost of revenue	$(40)	$(58)	$(148)
Research and development	(1,013)	(2,495)	(2,750)
Sales and marketing	(1,172)	(1,556)	(2,968)
General and administrative	(6,702)	(8,267)	(8,387)

Total	$(8,927)	$(12,376)	$(14,253)

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

Options and restricted share units generally vest over a period of four years, whereby 25% of the options vest on the first anniversary of the start date and the remaining options vest quarterly thereafter, in equal portions during the remaining vesting period. As part of our existing remuneration policy for the Management Board, the Company introduced performance-based restricted share unit awards in 2015. These awards vest over a period of two years, and the number of restricted share units that are eligible to vest is determined based on the achievement of performance criteria linked to software revenue targets. The contractual life of all options is 10 years.

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

Share option activity

The following table summarizes share option activity:

	Number of Share Options Outstanding	Weighted- Average Exercise	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value(1)
Outstanding – January 1, 2015	3,241,511	18.67	8.03	$7,097
Granted	815,500	23.22
Cancelled	—	—
Exercised	(651,965)	16.64
Expired	(26,783)	21.20
Forfeited	(272,355)	18.65
Repurchased	—	—

Outstanding – December 31, 2015	3,105,908	20.27	7.72	$4,850

Vested and expected to vest – December 31, 2015	2,997,994	20.21	7.68	$4,793
Exercisable – December 31, 2015	1,622,512	19.14	6.92	$3,790

(1)	Intrinsic value is calculated as the difference between the fair value of the Company’s ordinary shares as of the end of each reporting period and the exercise price of the option.

Additional information regarding the Company’s share options outstanding as of December 31, 2015 is summarized below:

	Options Outstanding
Strike Price	Number of Share Options Outstanding	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price Per Share
$0.01 – $5.00	—	—	$—
$5.00 – $12.00	67,721	3.44	8.10
$12.00 – $20.00	1,624,640	7.43	17.56
$20.00 – $25.72	1,413,550	8.27	23.95

Total	3,105,911	7.72	$20.27

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

A summary of the weighted-average assumptions is as follows:

	Year Ended December 31,
	2013	2014	2015
Risk free interest rate	0.83%	1.23%	1.42%
Weighted-average expected lives (years)	4.0	4.0	4.5
Volatility	36.71%	39.56%	38.26%
Dividend Yield	0.00%	0.00%	0.00%
Weighted-average grant date fair value (per share)	5.91	6.61	7.83
Value Granted (total)	$8,979	6,844	6,385
Number granted in year	1,519,080	1,034,870	815,500

As of December 31, 2015, total compensation cost related to unvested share options granted to employees not yet recognized was $4,376 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 1.70 years and will be adjusted for subsequent changes in estimated forfeitures. In financial years 2013, 2014 and 2015, the Company, at its discretion, repurchased options at fair value held by a limited number of terminated employees in an amount of $702, nil and nil, respectively. These amounts were charged to equity as the amounts paid did not exceed the fair value of the equity instruments repurchased at the repurchase date.

Market restricted stock units activity

The market restricted stock units will vest if the average closing price of the Company’s shares on the New York Stock Exchange during a 30 consecutive trading day period exceeds 2.5 times the closing price of the shares on the Start Date, as defined in the RSU agreement (the “Share Price Goal”), provided that the recipient continued service through the applicable vesting date and has not provided a notice of termination as of the applicable vesting date.

The following table summarizes market restricted stock units activity:

	Number of market restricted stock units outstanding	Weighted- average ordinary fair value per share at grant date
Outstanding – January 1, 2015	100,000	$5.56
Granted	—	—
Paid	—	—
Forfeited	—	—

Outstanding – December 31, 2015	100,000	$5.56

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

As of December 31, 2015, total compensation cost related to unvested market restricted share units granted to employees not yet recognized was $277 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average requisition period of 1.5 years and will be adjusted for subsequent changes in fair value and forfeiture.

Restricted stock and restricted stock units activity

The following table summarizes restricted stock units activity:

	Number of restricted stock and restricted stock units outstanding	Weighted- average ordinary fair value per share at grant date
Outstanding – January 1, 2015	825,000	$19.95
Granted	618,500	21.98
Paid	(250,000)	19.87
Forfeited	(61,355)	14.76

Outstanding – December 31, 2015	1,132,145	$21.22

An aggregate of 64,106 and 113,877 of the vested restricted stock units were withheld in payment of withholding tax obligations during 2014 and 2015, respectively. As of December 31, 2015, the unvested restricted stock is nil. As of December 31, 2015, total compensation cost related to unvested restricted stock and restricted stock units granted to employees not yet recognized was $5,956, net of forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 1.22 years and will be adjusted for subsequent changes in estimated forfeitures.

Shares issued to the former owners of TuneUp

As part of the acquisition of TuneUp, the former owners of TuneUp were due to receive shares of AVG with, at acquisition date, a total fair value of €11.5 million subject to their continued employment with the Company and other vesting conditions.

In the first quarter of 2013, one of the former owners ceased employment; hence the remaining share-based compensation in the amount of €2.0 million or $2.9 million was accelerated and expensed.

In financial year 2013, the Company recognized compensation expense of $3,133 which was included in general and administrative expenses. In the financial years 2014 and 2015, no compensation expense was recognized, As of December 31, 2014 and 2015, the Company had no outstanding liabilities related to the former owners of TuneUp.

Note 22 Post retirement benefit plans

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

Defined contribution plans

The Company maintains a defined contribution 401(k) retirement savings plan for its U.S. employees and a retirement savings plan for its U.K. employees. Each participant in the 401(k) retirement savings plan may elect to contribute a percentage of his or her annual compensation up to a specified maximum amount allowed under U.S. Internal Revenue Service regulations. The Company matches employee contributions to a maximum of 4% of the participant annual compensation. The Company contributed and recorded in Operating expenses $380, $480 and $665 during 2013, 2014, and 2015, respectively.

Defined benefit plan

The Company maintains a defined benefit plan for its Swiss employees. The change in benefit obligation, change in fair value of plan assets, and funded status recognized in the Consolidated Balance Sheets were as follows:

	Defined pension benefits
	2014	2015
Benefit obligation at January 1,	$—	$(2,438)
Service cost	(26)	(165)
Past year service cost	—	85
Interest cost	(6)	(32)
Contributions by plan participants	(12)	(67)
Benefit payments	22	386
Benefit obligations of businesses acquired	(2,424)	—
Actuarial loss	(94)	(108)
Other	36	126
Exchange rate differences	66	80

Benefit obligation at December 31,	$(2,438)	$(2,133)

Fair value of plan assets at January 1,	$—	$1,541
Actual return on plan assets	10	25
Contributions by employer	22	119
Contributions by plan participants	12	67
Benefit payments	(22)	(386)
Plan assets of businesses acquired	1,562	—
Other	(1)	(10)
Exchange rate differences	(42)	(48)

Fair value of plan assets at December 31,	$1,541	$1,308

Funded status – underfunded (non-current)	(897)	(825)

The accumulated benefit obligations (ABO) were $2.4 million and $2.1 million at December 31, 2014 and 2015, respectively. The accumulated amount recognized in Other comprehensive income as of December 31, 2015 was $199, before tax effects.

Components of net periodic benefit cost

Net periodic benefit cost consisted of the following:

	Defined pension benefits
	2013	2014	2015
Service cost	$—	$26	$165
Prior year service cost	—	—	(38)
Interest cost	—	6	32
Expected return on plan assets	—	(7)	(41)
Curtailments/settlements	—	—	(126)
Administration expenses	—	1	11

Net periodic benefit cost	$—	$26	$3

Assumptions

The following weighted-average assumptions were used to determine benefit obligations:

		Defined pension benefits
(in %)		2014	2015
Discount rate		1.25	0.80
Rate of compensation increase		2.00	2.00
Pension increase assumption		0.25	—

The discount rate assumptions are based upon high corporate quality bonds.

The following weighted-average assumptions were used to determine the “Net periodic benefit cost”:

	Defined pension benefits
(in %)	2013	2014	2015
Discount rate	—	1.50	0.80
Expected long-term rate of return on plan assets	—	2.50	1.25
Rate of compensation increase	—	2.00	2.00

Plan assets

As of January 1, 2015, the Company transferred its plan assets to a new insurance company and as a consequence, all plan assets at December 31, 2014 were cash. The asset allocation of the new insurance company on a weighted-average basis was as follows:

	2014		2015
Asset Class(1)
Equity	$379	25%	$325	25%
Fixed income	477	31%	709	54%
Real estate	638	41%	119	9%
Other	47	3%	155	12%

Total	$1,541	100%	$1,308	100%

(1)	As of January 1, 2015, Norman Data Defense Systems AG changed the pension fund to AXA collective funds. The disclosed asset allocation for December 31, 2014 corresponds to the asset allocation of the current pension fund as of January 1, 2015.

Estimated future benefit payments

The future expected benefit payments by the Company’s pension plan, which reflect expected future services, as appropriate as at December 31, 2015, are as follows:

Estimated benefit payments
2016	$70
2017	64
2018	59
2019	55
2020	53
Years 2021 -2025	278

Note 23 Income Taxes

The Company’s components of income before income taxes are as follows:

	Year Ended December 31,
	2013	2014	2015
Domestic	$(105,606)	$24,662	$55,996
Foreign	208,326	49,351	3,449

	$102,720	$74,013	$59,445

The components of the income tax provision (benefit) are as follows:

	Year Ended December 31,
	2013	2014	2015
Current:
Domestic	$—	$1,055	$98
Foreign	20,898	4,499	1,253

Total current provision	$20,898	$5,554	$1,351

Deferred:
Domestic	(396)	11,384	12,673
Foreign	18,504	2,641	(3,505)

Total deferred provision (benefit)	$18,108	$14,025	$9,168

Provision for income taxes before tax effects of other comprehensive income	$39,006	$19,579	$10,519

Reconciliation of income tax computed at the Netherlands statutory tax rate to the income tax provision (benefit) is as follows:

	Year Ended December 31,
	2013	2014	2015
Income tax expense at statutory rate(1)	$25,680	$18,525	$14,873
Foreign tax rate differential(2)	(12,682)	(2,926)	(135)
Dutch tax ruling – innovation box regime	22,616	11,449	1,693
Dutch tax ruling – additional tax benefit	—	(4,325)	(3,276)
Permanent differences(3)	2,075	2,930	(1,252)
Valuation allowance	(187)	(684)	(1,874)
Provision to return	2,788	(3,171)	(264)
R&D Credit	(366)	(332)	(1,170)
Other(4)	(918)	(1,887)	1,924

Income tax provision	$39,006	$19,579	$10,519

(1)	The statutory rate was 25% in 2013, 2014 and 2015.
(2)	The decrease in the foreign tax rate differential is the result of the transfer of the Company’s e-commerce operations from Cyprus to the Netherlands, effective January 1, 2014.
(3)	During 2013 and 2014, the Company recognized $1.2 and $3.1 unfavorable permanent differences due to the non-deductible share based compensation costs. During 2015, the Company recognized $1.3 unfavorable permanent difference due to tax non-deductible acquisition costs, $1.0 and $1.5 favorable permanent differences from prior period acquisition costs recharge income and with respect to non-taxable income from deferred consideration reversal, respectively.
(4)	During 2013, the Company recognized $2.6 prior period unfavorable adjustments and $3.0 favorable adjustment due to the change in income tax rate in Cyprus from 10% to 12.5%. During 2014, the Company recognized $0.6 prior period favorable adjustments and $0.9 favorable adjustments due to the UK deferred revenue tax rate changes. During 2015, the Company recognized $1.2 prior period unfavorable adjustments due to a reduction in 2010 net operating losses as a result of foreign currency translation difference which is offset by a favorable reversal of valuation allowance in the same amount.

Dutch tax ruling

On June 1, 2011, the Company entered into an innovation box regime in the Netherlands, resulting in the recognition of tax benefits (deferred tax assets), which significantly impacted its effective tax rate in 2011. Under the innovation box regime, the income attributable to certain research and development activities is subject to an effective rate of 5%, in lieu of the Dutch statutory corporate income tax rate of 25%. As a consequence, the enacted Dutch tax rate was 22%, 19%, 16%, 13% and 10% for 2011, 2012, 2013, 2014 and 2015, respectively. The current innovation box ruling will end in December 2020.

Simultaneously, the Company entered into an agreement regarding special deductions on acquired intellectual property, which was updated in December 2012 and December 2013. This agreement on special deductions will end on December 31, 2018. On January 1, 2014, the Company entered into a similar agreement regarding special deductions on acquired intellectual property which will end on December 31, 2023. The effects of these agreements on per share data is nil, $0.08 and $0.06 for 2013, 2014 and 2015, respectively.

Temporary differences

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	December 31,
	2014	2015
Deferred tax assets:
Fixed assets and intangible assets	$11,827	$3,562
Deferred revenues	21,314	19,448
Provisions and reserves	7,649	9,210
Net operating loss carry forwards	17,588	9,190
Other	4,724	7,085

Gross deferred tax assets	$63,102	$48,495
Valuation allowance	(10,341)	(7,860)

Total deferred tax asset	$52,761	$40,635
Deferred tax liabilities:
Fixed assets and intangible assets	$(30,715)	$(30,169)
Other	(358)	(1,779)

Total deferred tax liabilities	$(31,073)	$(31,948)

Net deferred tax asset	$21,688	$8,687

Deferred tax asset – current portion	$21,056	$17,643
Deferred tax asset – non-current portion	26,813	20,538
Deferred tax liability – current portion	(568)	(898)
Deferred tax liability – non-current portion	(25,613)	(28,596)

Net deferred tax asset	$21,688	$8,687

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

The movement of the valuation allowance on net operating losses and other deferred tax assets is as follows:

	Year Ended December 31,
	2013	2014	2015
Balance at beginning of period	$11,359	$11,124	$10,341
Additions through acquisitions	—	1,323	6
Charged to expenses	1,305	83	272
Credited to expenses	(1,540)	(2,189)	(2,152)
Charged to other accounts	—	—	(607)

Balance at end of period	$11,124	$10,341	$7,860

As of December 31, 2014 and December 31, 2015, the Company had net operating loss carry forwards of approximately $81,787 and $34,630, respectively, which will be available to offset future taxable income. If not used, approximately $19,491 of these carry forwards will expire between 2018 and 2023. The remaining portion of the carry forwards arose in jurisdictions where losses do not expire. In addition, as of December 31, 2014, and December 31, 2015, the Company had Research & Development tax credit carry forwards totaling $4,378 and

$6,874, respectively, of which, if unused, $3,714 will expire in years 2023 through 2035, and $3,160 do not expire. Certain tax attributes in the United States are subject to an annual limitation of $11,834 as a result of the acquisition of Wavemarket, Inc. by the Company, which constitutes a change of ownership as defined under Internal Revenue Code Section 382. The Company does not expect the annual limitation to result in the expiration of any unused tax attributes.

The Company intends to remit all earnings in its foreign subsidiaries and has established a deferred tax liability of approximately $839 for unremitted earnings.

As of December 31, 2013 the Company had no unrecognized tax benefits. As of December 31, 2014 the Company had unrecognized tax benefits with respect to R&D credits on its subsidiary’s U.S. federal and state tax returns. As of December 31, 2015, the Company had unrecognized tax benefits primarily with respect to R&D credits and California NOLs on its subsidiary’s U.S. federal and state tax returns, unrecognized tax benefits in relation to 2015 profits of newly acquired subsidiary in Malta and unrecognized tax benefits for share based compensation in Israel.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. The Company had no amounts accrued for interest and penalties during the years presented.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years presented is as follows:

	Year Ended December 31,
	2013	2014	2015
Balance at January 1,	$—	$—	$1,454
Additions through acquisitions	—	1,454	—
Additions based on tax positions related to the current year	—	—	566
Additions for tax positions of prior years	—	—	827
Reductions due to settlements with taxing authorities	—	—	(9)

Balance at December 31,	$—	$1,454	$2,838

At December 31, 2015, there was $1.9 million of unrecognized tax benefits that, if recognized, would affect the annual effective tax rate.

The Company files numerous consolidated and separate company income tax returns in its domestic and foreign jurisdictions. The Company does not expect the amount of unrecognized tax benefits to materially change within the next twelve months. The table below summarizes the open tax years and tax examinations in major jurisdictions as of December 31, 2015:

Jurisdiction	Open Years	Ongoing Examinations
Australia	2013 – 2015	N/A
Brazil	2014 – 2015	N/A
Canada	2013 – 2015	N/A
China	2010 – 2015	In liquidation-review
Cyprus	2011 – 2015	In liquidation-review
Czech Republic	2012 – 2015	N/A
Denmark	2011 – 2015	N/A
France	2011 – 2015	N/A
Germany	2010 – 2015	2010 – 2012 Corporate tax
Israel	2011 – 2015	N/A
Malta	2014 – 2015	N/A
Netherlands	2009 – 2015	2011 – 2012 Corporate Tax/2013 VAT
Norway	2013 – 2015	N/A
Serbia	2012 – 2015	N/A
Spain	2012 – 2015	N/A
Sweden	2008 – 2015	N/A
Switzerland	2010 – 2015	N/A
United Kingdom	2012 – 2015	2013 Corporate tax
Ukraine	2014 – 2015	N/A
United States	2012 – 2015	N/A

Note 24 Earnings Per Share

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

The Company applied the two-class method when computing its earnings per share, which requires that net income per share for each class of share be calculated assuming 100% of the Company’s net income is distributed as dividends to each class of share based on their contractual rights.

The following table sets forth the computation of basic and diluted earnings per outstanding ordinary share:

	Year Ended December 31,
	2013	2014	2015
Numerator:
Net income	$63,714	$54,434	$48,926
Less net income attribute to non-controlling interest	—	(8)	(35)
Redeemable non-controlling interest	—	(534)	(1,925)
Net income available to ordinary shareholders – basic	$63,714	$53,892	$46,966

Net income available to ordinary shareholders – diluted	$63,714	$53,892	$46,966

Denominator:
Weighted-average ordinary shares outstanding – basic	54,208,065	52,219,176	51,979,048
Potential ordinary shares	502,639	372,259	826,170

Weighted-average ordinary shares outstanding – diluted	54,710,704	52,591,435	52,805,218

Earnings per share attributable to AVG Technologies N.V. ordinary shareholders – basic	$1.18	$1.03	$0.90
Earnings per share attributable to AVG Technologies N.V. ordinary shareholders – diluted	$1.16	$1.02	$0.89

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Year Ended December 31,
	2013	2014	2015
Market restricted stock units	26,630	100,000	100,000
Options to purchase ordinary shares	1,235,448	1,675,499	860,324

Anti-dilutive shares	1,262,078	1,775,499	960,324

Note 25 Subsequent Events

Announcement of Jeffrey Ross as the Company’s new chief financial officer

On March 29, 2016 the Company announced that Jeffrey Ross was named chief financial officer. Mr. Ross joined the company in early April and will assume the role and title of CFO the day following the Company’s 2016 first quarter earnings announcement. Mr. Ross will be a member of the Company’s Management Board upon appointment by the General Meeting of Shareholders, after which Mr. Little will resign as a member of the Management Board and continue his employment with the Company during the transition process. The Supervisory Board of the Company will nominate Mr. Ross for appointment to the Company’s Management Board at its Annual General Meeting of Shareholders on June 9, 2016.

Second tranche of 2015 share repurchase program

On March 1, 2016, the Company announced the second tranche of its previously announced 1,666,667 share repurchase program, as announced on November 9, 2015 and subsequently on December 17, 2015. Under the second tranche, the Company was allowed to repurchase up to 200,001 of its ordinary shares (the “shares”) between March 1, 2016 and May 10, 2016. The Company completed the second tranche and the 2015 share repurchase program on March 14, 2016.

Additional share repurchase program

On March 29, 2016, the Company announced that it has adopted an additional share repurchase program under which it intends to repurchase up to 500,000 of its ordinary shares (the “shares”) to cover the Company’s obligations to deliver shares under its employee stock options incentive and restricted share units plans.

The share repurchase was authorized by the Company’s shareholders on June 11, 2015 and approved by the Supervisory Board. Under the share repurchase program, the Company has authorization to repurchase a maximum number of 500,000 shares between March 30, 2016 and September 30, 2016. The total repurchase price will not be more than $8,190.

The share repurchase program does not require the Company to acquire any specific number of shares and may be terminated by the Company at any time without prior notice.

The share repurchase program will be done in one tranche. The Company has mandated JMP Securities LLC (“JMP”), a full service investment bank, to execute the tranche of open market repurchases (including repurchases from JMP acting as principal). For that, JMP will decide on the timing of the share repurchases independently of, and without being influenced by, the Company. JMP is a full service Broker-Dealer. The number of shares repurchased each week during the share repurchase program and the average purchase price are disclosed on the Investor Relations section of the Company’s website, which can be found at www.avg.com or investors.avg.com.

Redemption Class B-2 shares Location Labs, Inc.

In April 2016, the Company redeemed the Class B-2 shares of Location Labs, Inc. for $16,800. Class B-2 shares were puttable to the Company by the shareholders for a six month period commencing on January 1, 2016 for a maximum nominal value of $16,800.

Location Labs contingent consideration payment

In April 2016, the Company paid the selling shareholders of Location Labs the second installment of the contingent purchase consideration of $13.5 million, due to Location Labs fulfilling the financial metrics upon which this installment was payable.